Form 20-F
period 2017-10-31
MICRO FOCUS INTERNATIONAL PLC
filed 2018-01-26
CIK 1359711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 20-F

 (Mark One)

☐ Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or
☐ Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or
☒  Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
       For the transition period from May 1, 2017 to October 31, 2017

or
☐ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring shell company report _____________

Commission file number 001-38187

Micro Focus International plc
(Exact Name of Registrant as specified in its charter)

The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom	United Kingdom
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Tim Brill
Director of Investor Relations and Corporate Communications
c/o Micro Focus International plc
    The Lawn, 20-30 Old Bath Road
    Newbury, Berkshire RG14 1QN
    United Kingdom
    Tel: +44 (0) 1635 32646
    Email: investors@microfocus.com
 (Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

American Depository Shares, each representing one ordinary share of Micro Focus International plc	New York Stock Exchange
(Title of each class)	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of October 31, 2017, 152,775,726 American Depository Shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐          Accelerated filer  ☐          Non-accelerated filer ☒          Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP   ☐          International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒        Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes ☐       No ☐

Explanatory Notes

In connection with the completion of the merger between Micro Focus International plc (the “Company”) and HPE Software’s business segment (“HPE Software”), together the “Enlarged Group” or “Enlarged Company”, the Board of Directors authorized a change of fiscal year end from April 30, 2018 to October 31, 2018 to allow the Company to launch the Enlarged Company’s financial year with effect from November 1, 2017. As a result, the Company is required to file this transition report on Form 20-F for the transition period of May 1, 2017 to October 31, 2017.

After filing the transition report the Company’s next annual report will be for the 18 month period ending October 31, 2018. A comparison of our operating results for the 6-month periods ended October 31, 2017 and 2016 has been included within Item 5.A.

Financial information presented in this Form 20-F is for the 6-month period ended October 31, 2017 and October 31, 2016. The Company notes that this transition report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 18 of Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this transition report on Form 20-F, the statements contained in this transition report are “forward-looking statements” which reflect our current view with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding:

•	our ability to attract and retain sufficiently qualified management and key employees;
•	restrictions on our ability to secure additional financing or refinance our existing financing;
•
the ongoing integration of HPE Software into the Company, which may impede the ability of the Enlarged Group to obtain the same types and levels of benefits, services and resources that have historically been provided to HPE Software by HPE, which could lead to a failure to realize the anticipated benefits of the Merger;

•	the implementation of the U.S. Tax Cuts and Jobs Act and any impact to our earnings;
•	our exposure to fluctuations in interest rates, which could affect our variable rate indebtedness and currency exchange rates;
•	the covenants under the New Facilities;
•	our dependence on intellectual property, our ability to protect intellectual property and third party claims of infringement on intellectual property;
•	our ability to develop products and services that satisfy the needs of our customers;
•	competition in the markets in which we operate;
•	the availability, integrity and security of our IT systems;
•	our ability to protect the personal information of our customers;
•	the effectiveness of our sales force and distribution channels;
•	our potential liability or lost business opportunities related to defective products;
•	decisions to discontinue or restrict development expenditures;
•	our exposure to tax liabilities and indemnification in certain circumstances; and
•	our ability to manage the risks involved in the foregoing.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this transition report might not occur. Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date of this transition report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of Micro Focus International plc (“the Company” or “the Group”, LSE: MCRO.L, NYSE: MFGP) and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Micro Focus for the interim period from May 1, 2017 to October 31, 2017. The following should be read in conjunction with the Group’s unaudited consolidated financial statements and the notes thereto included elsewhere in this transition report. The following discussion and analysis contains forward-looking statements. See ‘‘Special Note Regarding Forward-Looking Statements’’ in this Form 20-F and “Risk Factors in our Form F-4 filed with the Securities and Exchange Commission on August 3, 2017 for a discussion of the uncertainties, risks and assumptions associated with these statements.

5.A Operating results

Business Overview

Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 100 index.  The Company’s American Depositary Receipts (the “ADRs”) are listed on the New York Stock Exchange.

The Group is a global enterprise software provider supporting the technology needs and challenges of the Forbes Global 2000. The Group’s solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements, including the protection of corporate information at all times. The Group has more than 16,000 employees in 49 countries worldwide and has over 20,000 customers, including 91 of the Fortune 100 companies.

On September 1, 2017, the Company announced the completion of the merger (the “Transaction” or the “Merger”) of its wholly owned subsidiary, with and into Seattle SpinCo, Inc. (“Completion”), which held the software business segment (HPE Software) of Hewlett Packard Enterprise Company (“HPE”).  As such, the period under review has seen the completion of the combination of Micro Focus with HPE Software to create one of the world’s largest pure play software companies.  This was a complex transaction with 12 months between announcement and completion. We are now fully engaged in the integration of the combined businesses.

The combination with HPE Software has clear business logic to extend Micro Focus’ market presence in mature infrastructure software segments:

•	to increase operational efficiency of the Enlarged Group;
•	to deliver effective product management focused on customer centered innovation; and
•	to improve sales productivity.

The Group has two operating segments: Micro Focus Product Portfolio and SUSE Product Portfolio.

Micro Focus Product Portfolio

Following Completion of the Transaction we continued to run the HPE Software business separately within the Micro Focus Product Portfolio during the interim period ended October 31, 2017 to avoid disruption.

Existing Micro Focus Product Portfolio. The Existing Micro Focus Product Portfolio contains our mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is being managed through the 4 BOX Model underpinned by consistent end to end processes to make and maintain the software, whilst the software is sold and supported through a geographic Go-to-Market (“GTM”) organization. Products are organized into five sub-portfolios based on industrial logic:  COBOL Development & Mainframe Solutions (“CDMS”), Host Connectivity, Identity & Access Security (“IAS”), Development & IT Operations Management Tools (“ITOM”), and Collaboration & Networking.

HPE Software. Within HPE Software our solution portfolios are IT Operation Management, Application Delivery Management, Enterprise Security Product, Platform, and Information Management Business.

SUSE Product Portfolio

SUSE’s characteristics are different due to the Open Source nature and the growth profile of its offerings. Through SUSE, a pioneer in Open Source software, we provide reliable, interoperable Linux, cloud infrastructure and storage solutions. The SUSE Product Portfolio comprises SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

With effect from November 1, 2017, the Micro Focus Product Portfolio will be managed as one consolidated portfolio, with five sub-portfolios (Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity) based on industrial logic. From that date we have operated two product portfolios, Micro Focus and SUSE, consistent with how the Company has operated since May 1, 2015. We have aligned our financial year end to October 31, and will report an 18-month financial period ending October 31, 2018, with interim results statements for the six month periods ended October 31, 2017 and April 30, 2018.

We set out a new four phase plan below for the combination of the Micro Focus and HPE Software businesses whilst continuing to deliver sustainable shareholder returns.

Financial Year/Period ending	October 31, 2017		October 31, 2018		October 31, 2019		October 31, 2020
Phase	Assessment		Integration		Stabilization		Growth
Action	•	Deliver plans for FY17	•	Standardize systems	•	Stabilize top line	•	Top line growth
	•	Detailed review of combined businesses	•	Rationalize properties	•	Improve GTM	•	Click and repeat!
	•	Invigorate product management	•	New Go to Market (“GTM”) model	•	Growth from new areas
			•	Maintain/improve cash conversion	•	Improved profitability
			•	Rationalize underperforming elements	•	Standardize systems
			•	New market initiatives	•	Rationalize legal entities

The Group has a clear strategy and business model that has been in place since 2011. This strategy and business model are focused on the way in which we believe that mature infrastructure software businesses should be managed and that the market for these businesses is going to consolidate. We believe that the consolidator in this market place needs to have scale and needs to operate efficiently. The Group has set out to be an effective company at managing a portfolio of mature infrastructure software assets. We believe that our proven ability to execute not only delivers significant amounts of cash and consequently great flexibility, but also a competitive advantage in the acquisition of other similar assets.

Our focused strategic priorities are:

•          Integrate the companies seamlessly;
•          Strengthen the GTM engine;
•          Drive customer-centred innovation in everything we do;
•          Capture value from the Transaction;
•          Build a combined company that employees want to be part of and that customers value as a strategic partner; and
•          Execute value creating mergers and acquisitions

The Group is affected by many challenges and risks which are continuously monitored by its executives. The Group operates a global business and is exposed to a variety of external economic and political risks which may affect the Group’s business operations and execution of the Group’s strategy. The Group’s executives focus on the following areas when managing the business:

•
Ensuring the Group’s products continue to meet the requirements of its customers. The Group has a large number of products, at differing stages of their life cycle, and each requiring varying levels of investment and a tailored strategic approach. The extent of investment in each product set needs to be managed and prioritized considering expected future prospects, to ensure an effective balance between growth and legacy products.

•
The adoption of an effective GTM model. For the Group to succeed in meeting revenue and growth targets it requires successful GTM models across the full product portfolio, with effective strategies and plans to exploit channel opportunities and focus the sales force on all types of customer categories.

•
Changes in the competitive landscape. The Group’s major competitors are expanding their product and service offerings with integrated products and solutions. Comprehensive information about the markets in which the Group operates is required for it to assess competitive risks effectively and to perform successfully.

•
Challenges in relation to the retention of key employees. The retention and recruitment of highly skilled and motivated employees, at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives, and a well communicated vision and values, for the Group to achieve alignment and a common sense of corporate purpose among the workforce.

•
A number of major change projects including acquisitions to grow the business by strengthening the Group’s portfolio of products and capabilities, and projects to standardize systems and processes. The successful integration of acquired businesses will build a solid base for further expansion.

•
The Group’s operations, as is the case with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. The Group may experience a major breach of its system security or cyber-attack.

Results of Operations

The following discussion provides an analysis of our results of operations and should be read in conjunction with the condensed consolidated interim financial statements included under Item 18 in this Form 20-F. The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to interim reporting, International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting”.

We include certain non-IFRS financial measures which assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. Included in the following discussion is Adjusted Operating Profit, Adjusted Profit before tax and Adjusted EBITDA, all of which are non-IFRS financial measures. For additional information on Adjusted Operating Profit, Adjusted Profit before tax and Adjusted EBITDA see “Non-IFRS Measures”.

In addition, the following discussion also provides a supplemental analysis of revenue and our non-IFRS financial measures, prepared on a constant currency (“CCY”) basis, where management believes that discussing CCY results provides a better understanding of the Group’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods. For additional information on CCY and our non-IFRS financial measures see “Non-IFRS Measures.”

Following Completion, we reviewed the measures that we use to assess the financial performance of the business and concluded that, in order to simplify reporting on the Enlarged Group, we would cease using the non-IFRS measures previously reported as “Facility EBITDA” and “Adjusted EBITDA”. We will continue to use and report the non-IFRS measure previously reported as “Underlying Adjusted EBITDA”, now renamed “Adjusted EBITDA”. In addition, we have begun reporting “Adjusted Profit before tax” to supplement our analysis of results of operations relating to taxation.

Six months ended October 31, 2017 compared to the six months ended October 31, 2016

The following table sets forth the components of profit for the six months ended October 31, 2017 and 2016.

	Six months ended October 31, 2017			Six months ended October 31, 2016 *
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total	Total (Decline) / Growth
	(dollars in millions)%
Revenue	1,234.5	-	1,234.5	684.7	-	684.7	80.3%
Cost of sales	(270.8)	(3.1)	(273.9)	(122.2)	(1.3)	(123.5)	121.9%
Gross Profit	963.7	(3.1)	960.6	562.5	(1.3)	561.2	71.1%
Selling and distribution costs	(390.1)	(8.6)	(398.7)	(216.5)	(2.0)	(218.5)	82.4%
Research and development expenses	(166.2)	(7.4)	(173.6)	(84.2)	(2.2)	(86.4)	101.0%
Administrative expenses	(89.0)	(79.4)	(168.4)	(57.5)	(35.6)	(93.1)	80.9%
Operating Profit	318.4	(98.5)	219.9	204.3	(41.1)	163.2	34.7%
Share of results of associates	(0.4)	-	(0.4)	(1.1)	-	(1.1)	61.1%
Finance costs	(69.2)	(6.3)	(75.5)	(49.5)	-	(49.5)	52.6%
Finance income	1.2	0.6	1.8	0.5	-	0.5	238.4%
Profit before tax	250.0	(104.2)	145.8	154.2	(41.1)	113.1	28.7%
Taxation	(64.7)	25.5	(39.2)	(28.1)	5.6	(22.5)	73.2%
Profit for the period	185.3	(78.7)	106.6	126.1	(35.5)	90.6	17.6%

*In the year ended April 30, 2017, the Company reviewed its consolidated statement of comprehensive income presentation and as a result re-classified both “Amortization of product development costs” and “Amortization of acquired technology intangibles” from Research and Development Expenses to Costs of Sales. The six months ended October 31, 2016 comparatives have been reclassified accordingly. Also refer to Consolidated Statement of Comprehensive Income.

The Group acquired HPE Software on September 1, 2017. The Group results for the six months ended October 31, 2017 contain the results for HPE Software from September 1, 2017 to October 31, 2017, while the Group results for the six months ended October 31, 2016 do not contain any results for HPE Software.

Revenues

Revenues grew by $549.8 million, or 80.3%, ($551.5 million, or 80.7% on a CCY basis) to $1,234.5 million in the six months ended October 31, 2017 as compared to $684.7 million ($683.0 million on a CCY basis) in the six months ended October 31, 2016. The increase in revenues was primarily driven by the acquisition of HPE Software, contributing an additional $569.8 million of revenues and growth in revenues in the SUSE Product Portfolio where reported revenues grew by $17.0 million or 11.5% in line with the Infrastructure Linux market offset by anticipated declines in the existing Micro Focus Product Portfolio which declined by $37.0 million or 6.9%.

The breakdown in revenue of our two operating segments, Micro Focus and SUSE, by revenue type in the six months ended October 31, 2017 compared to the six months ended October 31, 2016 and CCY revenues in the six months ended October 31, 2016 is shown in the table below:

	Six months ended October 31, 2017 Actual	Six months ended October 31, 2016 Actual	Six months ended October 31, 2017 Actual (Decline)/ Growth	Six months ended October 31, 2017 Actual (Decline)/ Growth	Six months ended October 31, 2016 CCY	Six months ended October 31, 2017 CCY (Decline)/ Growth	Six months ended October 31, 2017 CCY (Decline)/ Growth
	(dollars in millions)%				(dollars in millions)%
Existing Micro Focus Product Portfolio
Licence	122.9	146.9	(24.0)	(16.3%)	148.1	(25.2)	(17.0%)
Maintenance	354.1	364.2	(10.1)	(2.8%)	363.2	(9.1)	(2.5%)
Consultancy	23.3	26.2	(2.9)	(11.1%)	26.4	(3.1)	(11.7%)
	500.3	537.3	(37.0)	(6.9%)	537.7	(37.4)	(7.0%)
HPE Software
Licence	204.8	-	204.8	-	-	204.8	-
Maintenance	257.4	-	257.4	-	-	257.4	-
Consultancy	55.2	-	55.2	-	-	55.2	-
Software as a Service (‘‘SaaS”)	52.4	-	52.4	-	-	52.4	-
	569.8	-	569.8	-	-	569.8	-
Total Micro Focus Product Portfolio
Licence	327.7	146.9	180.8	123.1%	148.1	179.6	121.3%
Maintenance	611.5	364.2	247.3	67.9%	363.2	248.3	68.4%
Consultancy	78.5	26.2	52.3	199.6%	26.4	52.1	197.3%
SaaS	52.4	-	52.4	-	-	52.4	-
	1,070.1	537.3	532.8	99.2%	537.7	532.4	99.0%
SUSE Product Portfolio
Subscription	162.6	144.9	17.7	12.2%	142.7	19.9	13.9%
Consultancy	1.8	2.5	(0.7)	(28.0%)	2.6	(0.8)	(30.8%)
	164.4	147.4	17.0	11.5%	145.3	19.1	13.1%
Total Revenue
Licence	327.7	146.9	180.8	123.1%	148.1	179.6	121.3%
Maintenance	611.5	364.2	247.3	67.9%	363.2	248.3	68.4%
Subscription	162.6	144.9	17.7	12.2%	142.7	19.9	13.9%
Consultancy	80.3	28.7	51.6	179.8%	29.0	51.3	176.9%
SaaS	52.4	-	52.4	-	-	52.4	-
	1,234.5	684.7	549.8	80.3%	683.0	551.5	80.7%

Micro Focus Product Portfolio

Revenue for the Micro Focus Product Portfolio grew by 99.0% on a CCY basis as a result of the inclusion of two months of HPE Software partially offset by a decline in the existing Micro Focus Product Portfolio. The contribution of HPE Software to each of the revenue categories is shown in the table above for the period from completion to October 31, 2017. Without HPE Software, revenue for the existing Micro Focus Product Portfolio declined by 7.0% on CCY basis, primarily due to weakness in the Host Connectivity portfolio, particularly in North America, where there has been a continued impact of the loss of a sales team in this area in the second half of last year. The category movements are explained below.

Licence revenue

Licence revenue for the existing Micro Focus Product Portfolio declined by 17.0% on a CCY basis. There was year-on-year licence revenue growth in IAS, ITOM and Collaboration & Networking offset by declines in CDMS and, primarily, Host Connectivity.

Maintenance revenue

Maintenance revenues for the existing Micro Focus Product Portfolio declined by only 2.5% on a CCY basis. Growth in CDMS was offset by declines in the other sub-portfolios.

Consultancy revenue

Consultancy revenues for the existing Micro Focus Product Portfolio declined by 11.7% on a CCY basis as we completed the implementation of the established Micro Focus policy of focusing only on consulting business that supports our licence business.

SUSE Product Portfolio

The SUSE Product Portfolio revenue increased by 13.1% to $164.4 million compared with the CCY revenues for the comparative period of $145.3 million, with the Subscription revenue increasing by 13.9% to $162.6 million compared to $142.7 million for the comparative period on a CCY basis.

Regional Revenue

Regional revenue performance for the Group

The breakdown in revenue of our two operating segments, Micro Focus Product Portfolio and SUSE Product Portfolio, by region for the six months ended October 31, 2017 compared to the six months ended October 31, 2016 and CCY revenues for the six months ended October 31, 2016 is shown in the table below:

	Six months ended October 31, 2017 Actual	Six months ended October 31, 2016 Actual	Six months ended October 31, 2017 Actual (Decline)/ Growth	Six months ended October 31, 2017 Actual (Decline)/ Growth	Six months ended October 31, 2016 CCY	Six months ended October 31, 2017 CCY (Decline)/ Growth	Six months ended October 31, 2017 CCY (Decline)/ Growth
	(dollars in millions)%				(dollars in millions)%
Micro Focus Product Portfolio
North America	267.9	299.8	(31.9)	(10.6%)	300.2	(32.3)	(10.8%)
International	188.2	187.7	0.5	0.3%	189.0	(0.8)	(0.4%)
Asia Pacific & Japan	44.2	49.8	(5.6)	(11.2%)	48.5	(4.3)	(8.9%)
	500.3	537.3	(37.0)	(6.9%)	537.7	(37.4)	(7.0%)
HPE Software acquisition	569.8	-	569.8	-	-	569.8	-
Total	1,070.1	537.3	532.8	99.2%	537.7	532.4	99.0%
SUSE Product Portfolio
North America	65.1	59.9	5.2	8.7%	59.9	5.2	8.7%
International	76.0	70.0	6.0	8.6%	68.2	7.8	11.4%
Asia Pacific & Japan	23.3	17.5	5.8	33.1%	17.2	6.1	35.5%
Total	164.4	147.4	17.0	11.5%	145.3	19.1	13.1%
Total Group
Existing Micro Focus
North America	333.0	359.7	(26.7)	(7.4%)	360.1	(27.1)	(7.5%)
International	264.2	257.7	6.5	2.5%	257.2	7.0	2.7%
Asia Pacific & Japan	67.5	67.3	0.2	0.3%	65.7	1.8	2.7%
	664.7	684.7	(20.0)	(2.9%)	683.0	(18.3)	(2.7%)
HPE Software acquisition *	569.8	-	569.8	-	-	569.8	-
Total revenue	1,234.5	684.7	549.8	80.3%	683.0	551.5	80.7%

* The HPE Software acquisition has not been split by region here as the regions were not consistent with the existing Micro Focus regions. The HPE Software regions split is provided below.

HPE Software regional revenue performance

Six months ended October 31, 2017 Actual
(dollars in millions)
Americas
Licence	119.4
Maintenance	150.9
Consultancy	22.7
SaaS	39.5
332.5
EMEA
Licence	58.6
Maintenance	80.4
Consultancy	24.9
SaaS	9.7
173.6
Asia Pacific & Japan
Licence	26.8
Maintenance	26.1
Consultancy	7.6
SaaS	3.2
63.7
Total
Licence	204.8
Maintenance	257.4
Consultancy	55.2
SaaS	52.4
569.8

Micro Focus Product Portfolio regional revenue performance

North America had a disappointing performance in the six months ended October 31, 2017 with licence revenue down 31.3% on a CCY basis compared to the six months to October 31, 2016. Growth in IAS, Collaboration & Networking and ITOM were more than offset by declines in CDMS and Host Connectivity. The latter continued to be impacted by the loss of an entire sales team to a competitor in the second half of the year ended April 30, 2017 and the subsequent disruption to customer engagement and flow.  Maintenance revenue declined as expected and overall revenues were down 10.8% on a CCY basis.

International’s revenues were broadly flat year over year with growth in licence more than offsetting the decline in Maintenance and Consultancy. Licence growth in CDMS, IAS and ITOM more than offset the decline in IAS and Collaboration & Networking. Maintenance and Consultancy declines were in line with expectations.

Asia Pacific & Japan saw an 8.9% revenue decline in the six months to October 31, 2017 on a CCY basis. Licence revenues were down in all portfolios except Collaboration & Networking whilst maintenance revenues declined in line with expectations.

HPE Software revenue contribution for the period from completion to October 31, 2017 was $569.8 million.  There is no comparative information by region for the HPE Software business because the comparative period is before Completion. The delivered revenue in the two months brought the total revenue for the HPE Software business in the year to October 31, 2017 to the bottom of the range of guidance we gave after Completion.

On a go-forward basis, the Enlarged Group’s revenue regions will be organized in to the Americas (consisting of North America and Latin America), EMEA, and Asia Pacific & Japan.

SUSE Product Portfolio regional revenue performance

North America, International and Asia Pacific & Japan regions have shown growth in revenue on a CCY basis of 8.7%, 11.4% and 35.5% respectively. Growth in these regions was derived across all routes to market, coming into the period with a strong deferred income roll out together with securing new business with large enterprise accounts directly and through the various alliances and channel partners.

We are pleased to note that the change to specializing and aligning the field sales and marketing resources to SUSE in the Asia Pacific & Japan has continued to result in sustained recurring profitable revenue growth.

We made changes to the sales leadership in North America in the June to September timeframe and are rebuilding the sales team there. This contributed to the lower than expected revenue growth in North America in the period.

Operating Costs

	Six months ended October 31, 2017 Actual	Six months ended October 31, 2016 Actual	Six months ended October 31, 2017 Actual (Decline)/ Growth	Six months ended October 31, 2017 Actual (Decline)/ Growth	Six months ended October 31, 2016 CCY	Six months ended October 31, 2017 CCY (Decline)/ Growth	Six months ended October 31, 2017 CCY (Decline)/ Growth
	(dollars in millions)%				(dollars in millions)%
Cost of goods sold	273.9	123.4	150.5	122.0%	123.8	150.1	121.2%
Selling and distribution costs	398.6	218.5	180.1	82.4%	219.4	179.2	81.7%
Research and development expenses	173.6	86.4	87.2	100.9%	87.4	86.2	98.6%
Administrative expenses	168.4	93.1	75.3	80.9%	93.3	75.1	80.5%
Total Operating Costs	1,014.5	521.4	493.1	94.6%	523.9	490.6	93.6%

Total operating costs. Total operating costs for the period increased by $493.1 million, or 94.6% ($490.6 million, or 93.6% on a CCY basis) to $1,014.5 million in the six months ended October 31, 2017 as compared to $521.4 million in the six months ended October 31, 2016 (2016: $523.9 million on a CCY basis). As described below in the individual cost categories, the increase is primarily in relation to the acquisition of HPE Software, increasing total operating costs by $457.7 million. Excluding HPE Software, total operating costs increased by $35.4 million, primarily due to an increase in exceptional items of $37.3 million.

Cost of sales. Cost of sales increased by $150.5 million, or 122.0% ($150.1 million, or 121.2% on a CCY basis) to $273.9 million in the six months ended October 31, 2017 as compared to $123.4 million in the six months ended October 31, 2016. The acquisition of HPE Software increased cost of sales by $159.3 million. Cost of sales excluding HPE Software decreased by $8.8 million to $114.6 million. There was a decrease in the amortization of purchased intangibles of $3.0 million to $34.0 million as compared to $37.0 million in the six months ended October 31, 2016, a reduction in staff-related costs of $2.3 million and a reduction in travel costs of $0.5 million. Exceptional items included in cost of sales increased $1.9 million to $3.1 million. Exceptional items are discussed later in this section.

Selling and distribution costs. Selling and distribution costs increased $180.1 million, or 82.4% ($179.2 million, or 81.7% on a CCY basis) to $398.6 million in the six months ended October 31, 2017 as compared to $218.5 million in the six months ended October 31, 2016. The acquisition of HPE Software increased selling and distribution costs by $171.3 million. Selling and distribution costs excluding HPE Software increased by $8.8 million. This increase in selling and distribution costs includes an increase in exceptional items of $6.6 million to $8.6 million, and an increase in the amortization of purchased intangibles of $1.5 million to $70.9 million. Exceptional items are discussed later in this section.

Research and development expenses. Research and development expenses increased by $87.2 million, or 100.9% ($86.2 million, or 98.6% on a CCY basis) to $173.6 million in the six months ended October 31, 2017 as compared to $86.4 million in the six months ended October 31, 2016. The acquisition of HPE Software increased research and development by $70.3 million.  Research and development expenses excluding HPE Software increased by $16.9 million. This increase in research and development costs includes an increase in exceptional items of $5.2 million to $7.4 million and an increase in staff-related costs of $14.2 million. Exceptional items are discussed later in this section.

Administrative expenses. Administrative expenses increased by $75.3 million, or 80.9% ($75.1 million, or 80.5% on a CCY basis) to $168.4 million in the six months ended October 31, 2017 as compared to $93.1 million in the six months ended October 31, 2016. The acquisition of HPE Software increased administrative expenses by $56.8 million. Administrative expenses excluding HPE Software increased by $18.5 million. Exceptional items included in administrative expenses increased $43.8 million to $79.4 million, share-based payments increased by $2.8 million to $18.3 million and exchange gains increased by $1.9 million to $9.0 million. Excluding acquisitions in the year, exceptional items, share-based payments and exchange gains, administrative expenses decreased by $5.5 million to $43.5 million. The decrease relates primarily to a reduction in staff-related costs of $13.5 million. Exceptional items are discussed later in this section.

Share of results of associates. Share of results of associates decreased by $0.7 million with a loss of $0.4 million in the six months ended October 31, 2017 as compared to a loss of $1.1 million in the six months ended October 31, 2016. This decrease is driven by the dilution of investment in the associate from 14.3% to 12.5% in the six months to April 30, 2016.

Finance costs. Finance costs increased by $20.0 million, or 40.4%, to $75.5 million in the six months ended October 31, 2017 as compared to $49.5 million in the six months ended October 31, 2016. This decrease in finance costs is primarily attributable to the increased loan interest and commitment fees of $17.9 million and an increase in the amortization of prepaid facility arrangements, original issue discounts and facility fees of $6.1 million as a result of the increased Group borrowings resulting from the acquisition of HPE Software.

Finance income. Finance income increased by $1.2 million, or 238.4%, to $1.7 million in the six months ended October 31, 2017 as compared to $0.5 million in the six months ended October 31, 2016. This is primarily due to interest income of $0.6 million earned on additional term loan facilities drawn down in relation to the acquisition, between the date the facilities were drawn into escrow and the acquisition date of HPE Software, and additional interest earned on increased cash balances as a result of the acquisition of HPE Software.

Exceptional items: Exceptional items increased by $63.3 million, or 154.4% to $104.3 million in the six months ended October 31, 2017 as compared to $41.0 million in the six months ended October 31, 2016.

The increase in exceptional items in the six months ended October 31, 2017 was as a result of an increase in pre-acquisition costs of $23.3 million relating to the acquisition of HPE Software, an increase in integration costs of $6.6 million in bringing acquired businesses together with the existing Micro Focus business, an increase in severance and legal costs of $5.8 million (primarily relating to staff reductions in HPE Software), an increase in acquisition costs of $24.4 million, and a reduction of property provisions of $2.6 million.

The pre-acquisition costs relate to the acquisition of HPE Software which was announced in September 2016 and completed on September 1, 2017. These costs related to accounting, legal and commercial due diligence work, legal work on the various agreements, professional advisors’ fees and pre-integration costs relating to activities in readiness for the HPE Software acquisition across all functions of the existing Micro Focus business.

Included within acquisition costs is $7.7 million in respect of US excise tax payable on the award of Long Term Incentives and Additional Share Grants to four senior employees.

Exceptional finance costs incurred in escrow period of $6.3 million relates to interest charges on additional term loan facilities drawn down in relation to the acquisition, between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

Exceptional finance income earned in escrow period of $0.6 million relates to interest income earned on additional term loan facilities drawn down in relation to the acquisition, between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

Profit before tax: Profit before tax increased by $32.5 million, or 28.7%, to $145.7 million in the six months ended October 31, 2017 as compared to $113.2 million in the six months ended October 31, 2016 as a result of an increase in operating profit before exceptional items of $114.1 million and an increase in $0.7 million from share of results in associates, offset by an increase in net finance costs before exceptional items of $19.1 million and an increase in exceptional items of $63.3 million.

Currency impact: During the six months ended October 31, 2017, 62.3% of our revenues were contracted in US dollars, 20.2% in Euros, 4.5% in Sterling, 2.8% in CAD dollars and 10.2% in other currencies. In comparison, 50.5% of our costs are US dollar denominated, 16.8% in Euros, 9.7% in Sterling, 1.6% in CAD dollars and 21.4% in other currencies.

This weighting of revenue and costs means that if the US dollars-to-Euro or US dollar-to-CAD dollar exchange rates move during the period, the revenue impact is greater than the cost impact and whilst if US dollar-to-Sterling rate moves during the period the cost impact exceeds the revenue impact. Consequently, actual US dollars EBITDA can be impacted by significant movements in US dollar to Euro, CAD dollars and Sterling exchange rates.

The currency movement for the US dollar against Sterling, Euro and CAD dollar was a strengthening of 2.9% and a weakening of 3.3% and 1.5% respectively when looking at the average exchange rates in the six months ended October 31, 2017 compared to those in the six months ended October 31, 2016.

In order to provide CCY comparatives, we have restated the results of the Group for the six months ended October 31, 2016 at the same average exchange rates as those used in reported results for the six months ended October 31, 2017. Consequently, CCY revenues reduce to $683.0 million from $684.7 million reported, a reduction of 0.2%, and CCY Adjusted EBITDA reduces to $316.1 million from $320.3 million reported, a reduction of 1.3%.

Intercompany loan arrangements within the Group are typically denominated in the local currency of the overseas affiliate.  Consequently, any movement in the respective local currency and US dollar will have an impact on the converted US dollars value of the loans. This foreign exchange movement is taken to the consolidated statement of comprehensive income. The Group’s UK Corporation Tax liability is denominated in Sterling and any movement of the US dollar: Sterling rate will give rise to a foreign exchange gain or loss which is also taken to the consolidated statement of comprehensive income. The foreign exchange gain for the period is approximately $4.7 million.

Taxation. The tax charge increased by $16.5 million, or 73.2%, to $39.1 million in the six months ended October 31, 2017 as compared to $22.6 million in the six months ended October 31, 2016. The impact of exceptional items on the tax charge increased by $20.0 million to a credit of $25.5 million in the six months ended October 31, 2017 compared to a credit of $5.5 million in the six months ended October 31, 215%016. Excluding exceptional items, the tax charge increased by $36.5 million to $64.7 million (reflecting a marginal tax rate of 25.9%) for the six months ended October 31, 2017 as compared to $28.2 million (tax rate of 18.2%) for the six months ended October 31, 2016. This increase in the tax rate is primarily due to the inclusion of HPE Software profits, which are subject to tax at a higher rate than existing Micro Focus profits, and restrictions on the deductibility of interest expenses under new UK tax rules.

On December 22, 2017, the U.S. President signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. The reforms are complex, and it will take some time to assess the implications thoroughly. Broadly, the implications most relevant to the Enlarged Group include: a) a reduction in the U.S. federal corporate income tax rate from 35% to 21%, with various “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and additional limitations on deductions attributable to interest expense; and b) adopting elements of a territorial tax system. To transition into this system, the Tax Cuts and Jobs Act includes a one-time tax on cumulative retained earnings of U.S.-owned foreign subsidiaries, at a rate of 15.5% for earnings represented by cash or cash equivalents and 8.0% for the balance of such earnings. Taxpayers may make an election to pay this tax over eight years.

These tax reforms will give rise to significant consequences, both immediately in terms of one-off impacts relating to the transition tax and the measurement of deferred tax assets and liabilities and going forward in terms of the Group’s taxation expense. An initial review and estimate has been undertaken, which will be updated over the coming weeks and months as the Group works through these complex changes with its advisors. Based on the Group’s initial estimate, the transition tax and re-measurement of deferred tax balances are estimated to give rise to a one-off credit to the income statement in the period to April 30, 2018 in the range of $600 million to $700 million. The Tax Cuts and Jobs Act could be subject to potential amendments and technical corrections, any of which could lessen or increase adverse impacts of the law.

Going forward, in the medium-term, these tax reforms are estimated to reduce the Group’s taxation expense as a percentage of Adjusted Profit before tax to 25% from the previous medium term guidance of 33%.

Also refer to Notes to the Consolidated Financial Statements- Note 12. Taxation for further discussion of taxation.

Adjusted EBITDA. Adjusted EBITDA increased by $209.7 million, or 65.5%, to $530.1 million in the six months ended October 31, 2017 as compared to $320.3 million in the six months ended October 31, 2016.

On a CCY basis, Adjusted EBITDA increased by $214.0 million, to $530.1 million as compared to $316.1 million in the six months ended October 31, 2016. This increase in Adjusted EBITDA was primarily driven by an increase of $226.9 million due to the HPE Software acquisition. Excluding the impact of HPE Software, Adjusted EBITDA on a CCY basis for the Group decreased by $12.9 million to $303.2 million as compared to $316.1 million in the six months ended October 31, 2016, due to a a $4.4 million increase from the SUSE Product Portfolio and a $17.3 million decline from the Micro Focus Product Portfolio where operational efficiencies were put on hold pending the completion of the HPE Software transaction.

Adjusted Operating Profit. Adjusted Operating Profit increased by $193.9 million, or 59.4% to $520.2 million in the six months ended October 31, 2017 as compared to $326.3 million in the six months ended October 31, 2016.  On a CCY basis, Adjusted Operating Profit increased $197.9 million, or 61.4% to $520.2 million in the six months ended October 31, 2017 as compared to $322.3 million in the six months ended October 31, 2016.

The Micro Focus Product Portfolio Adjusted Operating Profit in the six months ended October 31, 2017 was $470.4 million, delivering a margin of 44.0% which compares with the margin on a reported basis of 50.8% and a margin of 50.6% on a CCY basis in the six months ended October 31, 2016. The decrease in margin arose mainly due to the effect of lower margins in the newly acquired HPE Software business.

The SUSE Product Portfolio Adjusted Operating Profit in the six months ended October 31, 2017 was $49.8 million delivering a margin of 30.3%. Compared to the reported Adjusted Operating Profit in the six months ended October 31, 2016, this is a decrease of $3.7 million and a profit margin decrease of 6.0%. Compared to the CCY Adjusted Operating Profit in the six months ended October 31, 2016, this is a decrease of $0.6 million (1.2%) and a profit margin decrease of 4.4%.

We have seen a significant increase in directly managed costs in SUSE that is consistent with the investment being made to deliver the SUSE growth charter.

Critical Accounting Estimates and Policies

The condensed consolidated interim financial statements of the Group included at Item 18 have been prepared in accordance with IFRS applicable to interim reporting, IAS 34. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below.

In preparing the condensed consolidated interim financial statements, the Group has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that it is likely that materially different amounts would be reported related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates, which require the Group to make subjective and complex judgments, and matters that are inherently uncertain.

Revenue recognition

The Group recognizes revenues from sales of software Licences (including Intellectual Property and Patent rights, to end-users, resellers and Independent Software Vendors (“ISV”)), software maintenance, subscription, SaaS, technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the Licence fee, they are unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery.

If the arrangement includes acceptance criteria, revenue is not recognized until the Group can objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever is earlier.

The Group recognizes Licence revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria are met; otherwise revenue is deferred and recognized upon delivery of the product to the end-user. Where the Group sells access to a Licence for a specified period of time and collection of a fixed or determinable fee is reasonably assured, Licence revenue is recognized upon delivery, except in instances where future substantive upgrades or similar performance obligations are committed to. Where these future performance obligations are specified in the Licence agreement, and fair value can be attributed to those upgrades, revenue for the future performance obligations is deferred and recognized on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the Licence agreement. Where the future performance obligations are unspecified in the Licence agreement, revenue is deferred and recognized ratably over the specified period.

For Subscription revenue where access and performance obligations are provided evenly over a defined term, the revenue is deferred and recognized ratably over the specified period.

The Group recognizes revenue for SaaS arrangements as the service is delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, the Group considers the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognized according to whether perpetual or term licences are sold, when all other revenue recognition criteria are satisfied.

Maintenance revenue is recognized on a straight-line basis over the term of the contract, which in most cases is one year. For time and material-based professional services contracts, The Group recognizes revenue as services are rendered and recognizes costs as they are incurred. The Group recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

Rebates paid to partners as part of a contracted program are netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner, unless the Company receives an identifiable good or service from the partner that is separable from the sales transaction and for which the Group can reasonably estimate fair value.

Exceptional Items and Integration / Restructuring Provisions

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. Management of the Group first evaluates group strategic projects such as acquisitions, divestitures and integration activities, company tax restructuring and other one off events such as restructuring programs. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favorable and unfavorable transactions impacting revenue, income and expense for all periods presented. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions or the cost of integrating acquired businesses.

The classification of these items as exceptional is a matter of judgment . This judgment is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

Business Combinations
When making acquisitions, the Group has to make judgments and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations, otherwise valuations are done by management using consistent methodology used on prior year acquisitions where appropriate professional advice was sought. The valuation of goodwill and other intangibles is tested annually or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable. These tests require the use of estimates.

There was judgment used in identifying who the accounting acquirer was in the acquisition of HPE Software, as the resulting shareholdings were not definitive to identify the entity which obtains control in the Transaction.  As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued the equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of HPE Software, and the acquisition accounting as set out in Notes to the Consolidated Financial Statements—Note 28. Business Combinations have been performed on this basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The fair value measurement for intangible assets and deferred revenue requires the use of assumptions including the expected future cash flows, discount rates, and estimated economic lives. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the “measurement period” (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, the Group recognizes these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

Foreign currency translation

Functional and presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. The Group uses the local currency as the functional currency, except for two entities based in Ireland (Novell Ireland Software Limited and Novell Ireland Real Estate Limited), the parent company, and the HPE Software entities, where the functional currency is the US dollar Certain HPE Software entities moved to local functional currencies from November 1. 2017, reflecting changes in their underlying business model and transactional conditions.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;
•
Income and expenses for each consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each area of operation by each primary reporting segment.

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of estimates such as the discount rate applied to each cash generating unit, operating margin, and the long term growth rate of net operating cash flows.

Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortization and depreciation are also reviewed for any possible impairment at each reporting date.

Development expenditure

The Group invests in the development of future products. The assessment as to whether this expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgment, as is the forecasting of how the product will generate future economic benefit. Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgment. These judgments are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

Taxation

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated settlement of tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group carries appropriate provision, based on best estimates, until tax computations are agreed with the taxation authorities.

Current and deferred tax are recognized in the consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

Loss Contingencies

Loss contingencies for onerous leases, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring contingencies comprise lease termination penalties and employee termination payments. Contingencies are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A loss contingency is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the loss contingency due to the passage of time is recognized as an interest expense.

New Accounting Standards

For discussion of the impact and adoption of accounting standards, see Notes to the Consolidated Financial Statements—Note 3. Accounting policies.

Quantitative and Qualitative Disclosures about Market Risk

Financial risk factors

Micro Focus Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the board of directors. Group treasury identifies and evaluates financial risks alongside the Group’s operating units. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds.

Credit risk

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with predominately high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected collectability of accounts receivable. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to UK Sterling, Candadian Dollar and the Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. There were no hedging transactions in place at October 31, 2017 and October 31, 2016 for foreign currency risk. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

Interest rate risk

The Group’s income and cash generated from operations are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Group entered into interest rate swaps in the six months to October 31, 2017, to hedge against the cash flow risk in the LIBOR rate charged on $2,250 million of the debt issued by Seattle Spinco, Inc. from October 19, 2017 to September 30, 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives 1 month USD LIBOR.

Liquidity risk

Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts. Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and nine years.

At October 31, 2017 gross borrowings of $5,047.7 million (compared to $1,775.9 million on October 31, 2016) related to our secured debt facilities. $37.9 million (compared to $307.8 million on October 31, 2016) is current of which none (compared to $245.0 million on October 31, 2016) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs. See Notes to the Consolidated Financial Statements—Note 19. Borrowings.

Non-IFRS measures

The Group uses certain measures to assess the financial performance of its business. Certain of these measures are termed “non-IFRS measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity, in presentations to the Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

Following Completion, we reviewed the measures that we use to assess the financial performance of the business and concluded that, in order to simplify reporting on the Enlarged Group, we would cease using the non-IFRS measures previously reported as “Facility EBITDA” and “Adjusted EBITDA”. We will continue to use and report the non-IFRS measure previously reported as “Underlying Adjusted EBITDA”, now renamed “Adjusted EBITDA”. In addition, we have begun reporting “Adjusted Profit before tax” to supplement our analysis of results of operations relating to taxation.

The non-IFRS measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS.

An explanation of the relevance of each of the non-IFRS measures, a reconciliation of the non-IFRS measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS or those calculated using financial measures that are calculated in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, share of results of associates, taxation, depreciation of property, plant and equipment, and amortization of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

During the six months ended October 31, 2017, the Group has redefined its Adjusted EBITDA definition and this is now the only adjusted EBITDA measure presented in the Group results. The new “Adjusted EBITDA” definition was previously reported as “Underlying Adjusted EBITDA”.

Adjusted EBITDA is comprised of EBITDA (as defined above), adjusted for, exceptional items (integration costs, acquisition costs, pre-acquisition costs, property costs, severance costs, royalty provision release, impairment of intangible assets, and impairment of prepayments), share based compensation, amortization and impairment of development costs, foreign exchange gains/losses and net capitalization/amortization of development costs.

These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. Management believes that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our business.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

•	they do not reflect the Group’s cash expenditures or future requirements for capital expenditure or contractual commitments;
•	they do not reflect changes in, or cash requirements for, the Group’s working capital needs;
•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Group’s debt;
•	they are not adjusted for all non-cash income or expense items that are reflected in the Group’s statements of cash flows;
•
the further adjustments made in calculating Adjusted EBITDA are those that management consider are not representative of the underlying operations of the Group and therefore are subjective in nature; and

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	Six months ended 31 October 2017	Six months ended 31 October 2016
	(dollars in thousands)

Profit for the period	106,605	90,617
Finance costs	75,487	49,455
Finance income	(1,699)	(502)
Taxation	39,129	22,589
Share of results of associates	438	1,127
Depreciation of property, plant and equipment	16,289	5,712
Amortization of intangible assets	198,606	119,085
EBITDA	434,855	288,083
Exceptional items (reported in Operating profit)	98,480	41,048
Share-based compensation charge	18,302	15,521
Amortization of and impairment of product development costs	(12,375)	(12,117)
Foreign exchange gain	(4,699)	(9,270)
Net capitalization of product development costs	(4,503)	(2,931)
Adjusted EBITDA	530,060	320,334

Revenue	1,234,520	684,743
Adjusted EBITDA Margin	42.9%	46.8%

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items”, as set out in Notes to the Consolidated Financial Statements- Note 7. Exceptional Items.

Adjusted Operating Profit

Adjusted Operating Profit is defined as operating profit before share-based compensation, the amortization of purchased intangible assets, and exceptional items. Adjusted Operating Profit is also the measure used by the Executive Committee to assess the trading performance of our business and is therefore the measure of segment profit that the Group presents under IFRS. Adjusted Operating Profit is also presented on a consolidated basis because management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Operating Profit is a non-IFRS measure. The following table is a reconciliation from operating profit for the period excluding exceptional items to Adjusted Operating Profit:

	Six months ended October 31, 2017	Six months ended October 31, 2016
	(dollars in thousands)
Operating profit	219,960	163,286
Exceptional items (reported in Operating Profit)	98,480	41,048
Share-based compensation charge	18,302	15,521
Amortization of purchased intangible assets	183,478	106,394
Adjusted Operating Profit	520,220	326,249

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items”, as set out in Notes to the Consolidated Financial Statements—Note 7. Exceptional Items).

Adjusted Profit before tax

Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortization of purchased intangible assets, and all exceptional items. Adjusted Profit before tax is presented to supplement our analysis of results of operations relating to taxation. When presented on a consolidated basis, Adjusted Profit before tax is a non-IFRS measure.

The following table is a reconciliation from profit before tax for the year to Adjusted Profit before Tax:

	Six months ended 31 October 2017 (unaudited)	Six months ended 31 October 2016 (unaudited)
	(dollars in thousands)
Profit before tax	145,734	113,206
Share-based compensation charge	18,302	15,521
Amortization of purchased intangibles	183,478	106,394
Exceptional items	104,253	41,048
Adjusted Profit before tax	451,767	276,169

Constant Currency (CCY)

The Group’s reporting currency is the U.S. dollar, however, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into US dollars at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the six months ended October 31, 2016 at the same average exchange rates as those used in reported results for the six months ended October 31, 2017. This gives a US-dollar denominated income statement which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro and Canadian dollar. The exchange rates used are as follows:

	Six months ended October 31, 2017		Six months ended October 31, 2016
	Average	Closing	Average	Closing
£1 = $	1.30	1.33	1.35	1.22
€1 = $	1.14	1.16	1.12	1.10
CAD$ 1 = $	0.78	0.78	0.76	0.75

5. B Liquidity and capital resources

Our principal ongoing uses of cash are to meet working capital requirements to fund debt obligations and to finance our capital expenditures and acquisitions. The board continues to target a modest level of leverage for a company with the cash generating qualities of Micro Focus with a target net debt (defined as the total of borrowings and finance lease obligations less cash and cash equivalents) to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. As the integration of the businesses continues the board will keep the appropriate level of debt under review.

The Group’s operations are diversified across a number of currencies. Changes in foreign exchange rates are monitored and exposures regularly reviewed and actions taken to review exposures where necessary. The Group has significant committed facilities in place, the earliest of which matures in November 2021 and sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital.

As at October 31, 2017, we had cash and cash equivalents of $730.3 million, which includes net cash and working capital adjustments to be paid to HPE of $289.0 million and other amounts due to HPE of $72.2 million, and excludes amounts due from HPE of $103.2 million. The company also has a $500.0 million Revolving Credit Facility (which is undrawn as at October 31, 2017). In addition, as a public listed company Micro Focus has access to equity capital markets for fund raising if required. There are no current plans to issue additional equity.

We believe that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

Cash flows from operating activities

Six months ended October 31, 2017 compared to the six months ended October 31, 2016

Net cash generated from operating activities decreased by $61.0 million, or 45.2%, to $74.0 million in the six months ended October 31, 2017 as compared to $135.0 million in the six months ended October 31, 2016. This is primarily due to an increase of $39.5 million in interest paid, $84.5 million of bank loan costs and an outflow of working capital of $142.2 million, which is partially offset by an increase in operating profit after adding back the effect of non-cash items of $207.5 million.

The acquisition of HPE Software contributed $207.9 million to the increase in operating profit after adding back the effect of non-cash items and $133.5 million to the outflow of working capital.

Cash flows from investing activities

Six months ended October 31, 2017 compared to the six months ended October 31, 2016

Net cash generated from investing activities increased by $842.7 million, or 148.9%, to $276.9 million in the six months ended October 31, 2017 as compared to net cash used in investing activities of $565.8 million in the six months ended October 31, 2016. This increase in net cash generated from investing activities is primarily due to an increase in net cash acquired with acquisitions of $252.6 million, a decrease of repayment of bank borrowings on acquisitions of $316.7 million, and a decrease in payments for acquisitions of subsidiaries of $293.8 million, partially offset by an increase of $18.1 million in payments for intangible assets.

Cash flows from financing activities

Six months ended October 31, 2017 compared to the six months ended October 31, 2016

Net cash generated from financing activities increased by $318.0 million, or 260.8%, to $196.1 million in the six months ended October 31, 2017 as compared to net cash used in financing activities of $121.9 million in the six months ended October 31, 2016. This increase in net cash generated from financing activities is primarily due to an increase of $928.8 million in cash inflows associated with the proceeds from bank borrowings offset by cash outflows of $500.0 million in relation to the return of value, increase in repayment of bank borrowings of $88.6 million, and an increase in dividends paid to shareholders of $22.9 million.

Borrowings
The Company announced on April 21, 2017 the successful syndication of the new credit facilities (the “New Facilities”) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary of Micro Focus, and Seattle SpinCo. Inc., the subsidiary that holds HPE Software which merged with a wholly owned subsidiary of Micro Focus at Completion.

The New Facilities comprise a $500.0 million Revolving Credit Facility at LIBOR plus 3.50% (subject to a LIBOR floor of 0.00%) placed with a number of financial institutions, $2,600.0 million term loan B issued by Seattle SpinCo, Inc., $385.0 million term loan B issued by MA FinanceCo LLC, and Eur 470.0 million (valued at $547.5 million as at October 31, 2017) issued by MA FinanceCo LLC.

New Facilities drawn as at April 30, 2017:

In relation to the existing senior secured term loans issued by MA FinanceCo, LLC the lenders in the Term Loan C of $412.5 million due November 2019 were offered a cashless roll of their investment into the existing Term Loan B, becoming Term Loan B-2, due November 2021 and this loan was re-priced to LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) and as a result of the cashless rollover increased in size from $1,102.7 million to $1,515.2 million, effective from April 28, 2017.

During the current period to October 31, 2017 the following New Facilities were drawn down:

HPE Software Facilities:

•
The new $2,600.0 million senior secured seven year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

Micro Focus Facilities:

•
The new $385.0 million senior secured seven year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The new Euro 470.0 million (equivalent to $547.5 million as at October 31, 2017) senior secured seven year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

As part of the HPE Software transaction, the New Facilities were used to:

i.	Fund the pre-Completion cash payment by Seattle SpinCo. Inc. to HPE of $2,500.0 million (subject to certain adjustments in limited circumstances);
ii.	Fund the Return of Value to Micro Focus’ existing Shareholders of $500.0 million; and
iii.	Pay transaction costs relating to the acquisition of HPE Software.

The balance will be used for general corporate and working capital purposes.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.

At October 31, 2017, the Revolving Facility was undrawn and $5,047.7 million Term Loan B-2 giving gross debt of $5,047.7 million drawn.

As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and Revolving Facility was undrawn at October 31, 2017, no covenant test is applicable.

Interest rate swaps

The Group entered into interest rate swaps in the six months to October 31, 2017, to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spinco, Inc. from October 19. 2017 to September 30, 2022, consistent with the Group’s strategy to hedge the risk of cash flow fluctuations due to fluctuations in the LIBOR rate for up to half of the Group’s US Dollar denominated borrowings. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receive 1 month USD LIBOR.

5.C Research and development

The Micro Focus Group invests heavily in product development and has seen significant enhancements to existing products and has accelerated the development of new products. New versions of products have been released in each sub-portfolio in the past year. Through its market knowledge and close contact with customers, Micro Focus has sought to refine products to respond to the changing needs of the Micro Focus Group’s customers.

During the financial periods ended October 31, 2017, October 31, 2016, and October 31, 2015, an aggregate of $173.6 million, $86.4 million, and $76.3 million, respectively, were charged to the consolidated statement of comprehensive income of the Micro Focus Group in respect of research and development expenditure. The Micro Focus Board intends to continue to focus investment in growth and core products and does not intend to dispose of declining products unless such products can achieve greater than the discounted cash flow they would generate in the ownership of the Enlarged Group.

Research expenditure is recognized as an expense as incurred in the consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognized as intangible assets when it is probable that the project will generate future economic benefits, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalized which are the software development employee costs and third party contractor costs. Product development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

The assessment as to whether product development expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgment, as is the forecasting of how the product will generate future economic benefit. Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgment. These judgments are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

5.D Trend information

Factors and Trends that affect our Results of Operations

The underlying premise behind our business strategy is that the Group should consistently and over the long-term deliver shareholder returns in the range of 15% to 20% per annum. To deliver this objective the Group has adopted an operational and financial strategy underpinned by consistent and effective management and reward systems. This strategy is capable of execution over the long-term. When considering investment priorities, both organic and inorganic, we evaluate our options against a set of characteristics enabling the categorization of our products into one of the following:

•	New Models – Products or consumption models (cloud and subscription) that open new opportunities that could become growth drivers or represent emerging use cases that we need to be able to embrace;

•	Growth Drivers – Products with consistent growth performance and market opportunity to build the future revenue foundations of the Group;

•
Optimize – Products with declining revenue performance driven by the market or execution where the trajectory must be corrected to move back to the core category or investments focused to optimize long-term returns; and

•	Core – Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended.

Within this overall portfolio we have some products that are growing significantly and others that are stable or in decline. Our business model means the way we manage the portfolio is analogous to a ‘‘fund of funds’’ with the objective of generating modest revenue growth over the medium-term, delivering high levels of profitability and strong cash generation and cash conversion ratio with a balanced portfolio approach. We will continue to focus investment in growth and core products and will not dispose of declining products unless we can achieve greater than the discounted cash flow they would generate in our ownership.  Within the Enlarged Group we have also discovered areas in the portfolio with similar research and development efforts where a shared set of technologies and architectures (e.g. data ingestion, visualization, container platform, application programming interfaces) enable more innovation with less “duplicated” investment further contributing to our ability to drive higher efficiency without compromising innovation.

The combination with HPE Software may delay the return to revenue growth as the HPE Software products are integrated. We expect HPE Software’s revenue trend to continue its historical decline until the transformation has been fully executed and the benefits take hold. This integration will be delivered by the four-year plan and the six key strategic priorities that will consolidate and strengthen the combined business, with the goal of delivering modest revenue growth in the medium-term as well as underpinning our margin improvement objectives.

The Enlarged Group is a strong platform and once we achieve our target cash conversion ratio of 90% to 95% we believe we will generate significant free cash flows from which we can deliver returns of value to our shareholders and/or further highly accretive acquisitions.

Also refer to Item 5.A of this Form 20-F for further discussion of trend information.

5.E Off balance sheet arrangements

There are no off-balance sheet arrangements, aside from those outlined in the contractual cash obligations table in Item 5.F of this Form 20-F, that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5.F Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations and other commercial commitments at October 31, 2017, as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on our liquidity and cash flow in future periods:

	Payments due by Period
	Less than 1 year	1 - 3 years	3 -5 years	After 5 years	Total
	(dollars in thousands)
Contractual cash obligations:
Long-term debt	37,858	100,954	1,544,170	3,364,711	5,047,693
Finance leases	14,306	16,817	1,426	-	32,549
Operating leases	80,573	129,887	101,087	39,537	351,084
Interest payments	194,391	383,707	323,523	213,102	1,114,723
Total	327,128	631,365	1,970,206	3,617,350	6,546,049

The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of October 31, 2017.

5. G. Safe harbor

Refer to the information set forth under the heading “Forward Looking Statements” on page 1.

ITEM 8. FINANCIAL INFORMATION- LEGAL PROCEEDINGS

8.A.7 Legal Proceedings

The Group is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement, dated as of September 7, 2016, between Seattle SpinCo, Inc. and HPE (the “SDA”) includes provisions that allocate potential financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against potential liabilities to one party arising out of potential liabilities allocated to the other party. In addition, as part of the SDA, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses.  The Group records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Litigation is inherently unpredictable. However, the Group believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. The Group believes it has recorded adequate provisions for any such matters and, as of October 31, 2017, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and HPE: This purported class and collective action was filed on August 18, 2016 and an amended (and operative) complaint was filed on December 19, 2016 in the United States District Court for the Northern District of California, against HP Inc. and HPE alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by an HP entity pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012.  On January 30, 2017, Defendants filed a partial motion to dismiss Plaintiff’s First Amended Complaint and motions to compel the claims of those three named Plaintiffs to individual arbitrations.  On March 20, 2017, the Defendants filed additional motions to compel a number of the opt-in plaintiffs to individual arbitrations.  On September 20, 2017, the Court granted the motions to compel arbitration, denied the motion to dismiss without prejudice, stayed the action and administratively closed the case pending the completion of the compelled arbitrations. Plaintiffs moved for reconsideration on October 18, 2017, and also filed a notice of appeal on October 20, 2017.  Defendants’ opposition to Plaintiffs’ motion for reconsideration was filed on October 31, 2017.  On December 6, 2017, the Court entered an Order that requested further briefing on the limited issue of whether the claims of plaintiffs not subject to arbitration should be stayed.  As a result of the court ordered stay, no further activities will occur in the case until the Court rules on Plaintiffs’ Motion for Reconsideration and Defendants’ Motion to Stay.

Wall vs. HPE and HP Inc.: This certified California class action and Private Attorney General Act action was filed against Hewlett-Packard Company on January17, 2012 and the fifth (and operative) amended complaint was filed against HP Inc. and HPE on June 28, 2016. The complaint alleges that the defendants paid earned incentive compensation late and failed to timely pay final wages. On August 9, 2016, the court ordered the class certified without prejudice to a future motion to amend or modify the class certification order or to decertify. On December 20, 2017, the parties filed a Notice of Provisional Settlement and Joint Stipulation to Vacate the Trial Date notifying the Court that Plaintiffs and Defendants have reached a settlement in principle in this matter and requesting that the Court vacate the January 22, 2018 trial while the parties work toward finalizing a settlement.  On December 28, 2017, the Court vacated the trial date.

Realtime Data LLC: Realtime Data LLC (“Realtime”) filed three patent infringement actions in the Eastern District of Texas against HPE. The first was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services and Oracle (“Oracle matter”) and accuses HP’s Proliant servers running Oracle’s Solaris, HPE’s StoreOnce, and HPE’s Vertica. Oracle has agreed to indemnify HPE for all claims against HPE related to Oracle’s Solaris, including databases running Solaris with the ZFS file system on HP ProLiant servers. Following a March 23, 2017 mediation, Oracle and Realtime reached a settlement. The second lawsuit was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services, and SAP America Inc., Sybase Inc. (“SAP matter”) and accuses HP’s Converged Systems running SAP Hana. SAP agreed to indemnify HPE and HPES for the SAP related products. On June 16, 2016, SAP reached a settlement agreement with Realtime, which led to the dismissal of all of HPE’s products indemnified by SAP. The third lawsuit was filed on February 26, 2016 (amended on August 15, 2016) against HPE, HP Enterprise Services, and Silver Peak Systems, Inc. (“Silver Peak”), and accuses HPE’s StoreOnce, 3Par StoreServe, Connected MX, Connected Backup, and LiveVault. On November 17, 2016, the Magistrate Judge granted HPE and Realtime’s joint motion to sever and consolidate the Oracle and Silver Peak matters. There are seven patents asserted in the remaining lawsuit. The patents generally relate to data compression techniques used to conserve storage space. HPE and the joint defense group have filed several inter partes review petitions with the Patent Trial and Appeal Board (“PTAB”) on all seven asserted patents. On February 3, 2017, the Magistrate Judge granted HPE’s Motion to Stay Pending Inter Partes Review.  In September and October, 2017, the PTAB found 3 patents (U.S. Patent Nos. 6,597,812; 7,378,992; and 8,643,513) to be unpatentable.

Realtime appealed these decisions to the Federal Circuit.  On October 31, 2017, the PTAB found U.S. Patent No. 9,116,908 to be patentable; the petitioners filed an appeal on December 29, 2017 at the PTAB.  The PTAB’s final decisions on the remaining three patents (U.S. Patent Nos. 7,161,506; 7,415,530; and 9,054,728) are due in May 2018.

Turnkey Solutions Corporation vs. HPE: Turnkey Solutions Corporation (“TurnKey”) filed an action in the District of Colorado against HPE on July 21, 2015. The complaint alleged misappropriation of trade secrets, breach of contract, and fraud. HPE answered the complaint and asserted counterclaims against TurnKey on March 31, 2016. HPE voluntarily dismissed its counterclaims against TurnKey on December 20, 2017. A 9-day jury trial between HPE and Turnkey is scheduled to begin February 12, 2018.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 18. FINANCIAL STATEMENTS

Following Completion of the merger between the Company and HPE Software, the Board of Directors authorized a change of fiscal year end to October 31, 2018 to allow the Company to launch the Enlarged Group’s financial year with effect from November 1, 2017. As a result, the Company is required to file this transition report on Form 20-F for the transition period of May 1, 2017 to October 31, 2017.

The following unaudited condensed consolidated financial statements are filed as part of this transition report:

Consolidated statement of comprehensive income (unaudited)

Consolidated statement of financial position (unaudited)

Consolidated statement of changes in equity (unaudited)

Consolidated statement of cash flow (unaudited)

Notes to the consolidated interim financial statements (unaudited)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf:

Micro Focus International plc

By:	/s/ Chris Hsu
	Name:	Chris Hsu
	Title:	Chief Executive Officer

By:	/s/ Mike Phillips
	Name:	Mike Phillips
	Title:	Director of Mergers & Acquisitions

Micro Focus International plc
Consolidated statement of comprehensive income (unaudited)
For the six months ended October 31, 2017

		Six months ended October 31, 2017			Six months ended October 31, 2016*
		(unaudited)			(unaudited)
	Note	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
		$’000	$’000	$’000	$’000	$’000	$’000
Revenue	5,6	1,234,520	-	1,234,520	684,743	-	684,743
Cost of sales comprising:
Cost of sales (excluding amortization of product development costs and acquired technology intangibles)		(195,291)	(3,126)	(198,417)	(73,031)	(1,265)	(74,296)
- Amortization of product development costs	14	(12,375)	-	(12,375)	(12,117)	-	(12,117)
- Amortization of acquired technology intangibles	14	(63,101)	-	(63,101)	(37,027)	-	(37,027)
Cost of sales		(270,767)	(3,126)	(273,893)	(122,175)	(1,265)	(123,440)

Gross profit		963,753	(3,126)	960,627	562,568	(1,265)	561,303

Selling and distribution costs		(390,085)	(8,553)	(398,638)	(216,526)	(2,002)	(218,528)

Research and development expenses comprising:
- Expenditure incurred in the period		(183,115)	(7,402)	(190,517)	(99,263)	(2,175)	(101,438)
- Capitalization of product development costs	14	16,878	-	16,878	15,048	-	15,048
Research and development expenses		(166,237)	(7,402)	(173,639)	(84,215)	(2,175)	(86,390)

Administrative expenses		(88,991)	(79,399)	(168,390)	(57,493)	(35,606)	(93,099)
Operating profit		318,440	(98,480)	219,960	204,334	(41,048)	163,286

Share of results of associates	16	(438)	-	(438)	(1,127)	-	(1,127)

Finance costs	11	(69,161)	(6,326)	(75,487)	(49,455)	-	(49,455)
Finance income	11	1,146	553	1,699	502	-	502
Net finance costs	11	(68,015)	(5,773)	(73,788)	(48,953)	-	(48,953)

Profit before tax		249,987	(104,253)	145,734	154,254	(41,048)	113,206
Taxation	12	(64,659)	25,530	(39,129)	(28,140)	5,551	(22,589)
Profit for the period		185,328	(78,723)	106,605	126,114	(35,497)	90,617

Attributable to:
Equity shareholders of the parent		185,024	(78,723)	106,301	126,135	(35,497)	90,638
Non-controlling interests		304	-	304	(21)	-	(21)
Profit for the period		185,328	(78,723)	106,605	126,114	(35,497)	90,617

*In the year ended April 30, 2017, the Company reviewed its consolidated statement of comprehensive income presentation and decided to re-classify both amortization of product development costs and amortization of acquired technology intangibles from research and development expenses to cost of sales. The six months ended October 31, 2016 comparative includes this reclassification (see accounting policies note 2).

Micro Focus International plc
Consolidated statement of comprehensive income (unaudited)
For the six months ended October 31, 2017

		Six months ended October 31, 2017			Six months ended October 31, 2016*
		(unaudited)			(unaudited)
	Note	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
		$’000	$’000	$’000	$’000	$’000	$’000
Profit for the period		185,328	(78,723)	106,605	126,114	(35,497)	90,617
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gain/(loss) on pension schemes liabilities	22	6,859	-	6,859	(3,521)	-	(3,521)
Actuarial (loss)/gain on non-plan pension assets	22	(350)	-	(350)	2,482	-	2,482
Deferred tax movement		(655)	-	(655)	326	-	326
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	24	1,763	-	1,763	-	-	-
Currency translation differences		2,742	-	2,742	(5,708)	-	(5,708)
Other comprehensive income/(expense) for the period		10,359	-	10,359	(6,421)	-	(6,421)
Total comprehensive income for the period		195,687	(78,723)	116,964	119,693	(35,497)	84,196
Attributable to:
Equity shareholders of the parent		195,383	(78,723)	116,660	119,714	(35,497)	84,217
Non-controlling interests		304	-	304	(21)	-	(21)
Total comprehensive income for the period		195,687	(78,723)	116,964	119,693	(35,497)	84,196

Earnings per share expressed in cents per share				cents			cents
- basic	10			35.83			39.57
- diluted	10			34.64			38.12
Earnings per share expressed in pence per share				pence			pence
- basic	10			27.50			29.49
- diluted	10			26.58			28.41

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

Micro Focus International plc
Consolidated statement of financial position (unaudited)

	Note	October 31, 2017 (unaudited) $’000	October 31, 2016 (unaudited) $’000
Non-current assets
Goodwill	13	7,934,076	2,827,825
Other intangible assets	14	7,199,606	1,186,184
Property, plant and equipment	15	200,326	40,537
Investments in associates	16	11,019	11,584
Derivative asset	20	1,307	-
Long term pension assets	22	23,650	24,120
Other non-current assets		45,348	3,230
Deferred tax assets		209,992	208,230
		15,625,324	4,301,710
Current assets
Inventories		465	63
Trade and other receivables	17	1,251,582	277,958
Current tax receivables		-	3,432
Cash and cash equivalents		730,372	122,970
Assets classified as held for sale		-	888
		1,982,419	405,311
Total assets		17,607,743	4,707,021

Current liabilities
Trade and other payables	18	934,749	151,163
Borrowings	19	17,727	294,192
Finance leases		14,481	-
Provisions	21	55,678	15,420
Current tax liabilities		102,709	29,583
Deferred income		1,312,635	582,412
		2,437,979	1,072,770
Non-current liabilities
Deferred income		335,463	204,342
Borrowings	19	4,831,489	1,441,337
Finance leases		18,413	-
Retirement benefit obligations	22	97,647	34,599
Long-term provisions	21	26,666	11,729
Other non-current liabilities		67,586	11,021
Deferred tax liabilities		2,166,639	349,464
		7,543,903	2,052,492
Total liabilities		9,981,882	3,125,262
Net assets		7,625,861	1,581,759
Capital and reserves
Share capital	23	65,590	39,650
Share premium account		36,422	190,727
Merger reserve	24	5,780,184	988,104
Capital redemption reserve	24	666,289	163,363
Hedging reserve		1,089	-
Retained earnings		1,095,246	221,593
Foreign currency translation deficit		(20,217)	(22,714)
Total equity attributable to owners of the parent		7,624,603	1,580,723
Non-controlling interests	25	1,258	1,036
Total equity		7,625,861	1,581,759

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

Micro Focus International plc
Consolidated statement of changes in equity (unaudited)

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity / (deficit) attributable to the parent	Non- controlling interests	Total equity / (deficit)
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at May 1, 2016		39,573	190,293	228,344	(17,006)	163,363	-	988,104	1,592,671	1,057	1,593,728
Currency translation differences		-	-	-	(5,708)	-	-	-	(5,708)	-	(5,708)
Profit for the period		-	-	90,638	-	-	-	-	90,638	(21)	90,617
Re-measurement on defined benefit pension schemes	22	-	-	(3,521)	-	-	-	-	(3,521)	-	(3,521)
Re-measurement on long-term pension assets	22	-	-	2,482	-	-	-	-	2,482	-	2,482
Deferred tax movement pensions		-	-	326	-	-	-	-	326	-	326
Total comprehensive income		-	-	89,925	(5,708)	-	-	-	84,217	(21)	84,196
Transactions with owners:
Dividends	9	-	-	(111,023)	-	-	-	-	(111,023)	-	(111,023)
Movement in relation to share options		77	434	11,266	-	-	-	-	11,777	-	11,777
Deferred tax on share options		-	-	3,081	-	-	-	-	3,081	-	3,081
Balance as at October 31, 2016		39,650	190,727	221,593	(22,714)	163,363	-	988,104	1,580,723	1,036	1,581,759

Balance at May 1, 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490
Currency translation differences		-	-	-	2,742	-	-	-	2,742	-	2,742
Profit for the period		-	-	106,301	-	-	-	-	106,301	304	106,605
Re-measurement on defined benefit pension schemes	22	-	-	6,859	-	-	-	-	6,859	-	6,859
Re-measurement on long-term pension assets	22	-	-	(350)	-	-	-	-	(350)	-	(350)
Deferred tax movement pensions		-	-	19	-	-	-	-	19	-	19
Deferred tax movement on hedging	24	-	-	-	-	-	(674)	-	(674)	-	(674)
Cash flow hedge movement	24						1,763		1,763		1,763
Total comprehensive income		-	-	112,829	2,742	-	1,089	-	116,660	304	116,964
Transactions with owners:
Dividends	9	-	-	(133,889)	-	-	-	-	(133,889)	-	(133,889)
Share options:
Movement in relation to share options	23	43	960	15,015	-	-	-	-	16,018	-	16,018
Corporation tax on share options		-	-	931	-	-	-	-	931	-	931
Deferred tax on share options		-	-	(1,823)	-	-	-	-	(1,823)	-	(1,823)
Acquisitions:
Shares issued to acquire HPE Software	23,24	28,773	-	-	-		-	6,485,397	6,514,170	-	6,514,170
Share reorganization and buy-back:
Return of Value – share consolidation	23,24	(2,926)	-	-	-	2,926	-	-	-	-	-
Issue and redemption of B shares	23,24	-	(156,683)	(500,000)	-	500,000	-	(343,317)	(500,000)	-	(500,000)
Reallocation of merger reserve	24			700,000				(700,000)
Balance as at October 31, 2017		65,590	36,422	1,095,246	(20,217)	666,289	1,089	5,780,184	7,624,603	1,258	7,625,861

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

Micro Focus International plc
Consolidated statement of cash flows (unaudited)

	Note	Six months ended October 31, 2017 $’000	Six months ended October 31, 2016 $’000
Cash flows from operating activities
Net profit for the period		106,605	90,617
Adjustments for:
Net interest	11	73,788	48,953
Taxation	12	39,129	22,589
Share of results of associates	16	438	1,127
Operating profit		219,960	163,286
Research and development tax credits		(2,185)	(936)
Depreciation	15	16,289	5,712
Loss on disposal of property, plant and equipment		427	484
Amortization of intangibles	14	198,606	119,085
Share-based compensation	8	18,302	15,521
Exchange movements		(4,699)	(9,270)
Provisions movements	21	73,433	18,788
Changes in working capital:
Inventories		(216)	30
Trade and other receivables		(231,762)	21,073
Payables and other liabilities		15,490	(50,118)
Provision utilization	21	(55,489)	(18,581)
Deferred income		15,868	(62,308)
Pension funding in excess of charge to operating profit		3,129	(856)
Cash generated from operations		267,153	201,910
Interest paid		(82,341)	(42,879)
Bank loan costs		(90,319)	(5,864)
Tax paid		(20,472)	(18,183)
Net cash generated from operating activities		74,021	134,984
Cash flows from investing activities
Payments for intangible assets	14	(35,650)	(17,571)
Purchase of property, plant and equipment	15	(9,845)	(6,454)
Interest received		1,699	502
Payment for acquisition of subsidiaries	28	-	(293,797)
Repayment of bank borrowings on acquisitions	28	-	(316,650)
Net cash acquired with acquisitions	28	320,729	68,173
Net cash generated from/(used in) investing activities		276,933	(565,797)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		1,161	467
Purchase of treasury shares		-	-
Return of value paid to shareholders	27	(500,000)	-
Repayment of bank borrowings	19	(215,000)	(126,375)
Proceeds from bank borrowings	19	1,043,815	115,000
Dividends paid to owners	9	(133,889)	(111,023)
Net cash generated from/(used in) financing activities		196,087	(121,931)
Effects of exchange rate changes		32,348	8,536
Net increase/(decrease) in cash and cash equivalents		579,389	(544,208)
Cash and cash equivalents at beginning of period		150,983	667,178
Cash and cash equivalents at end of period		730,372	122,970

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

The principal non-cash transaction in the six months ended October 31, 2017 was the issuance of shares as purchase consideration for the HPE Software acquisition (note 28).

Micro Focus International plc

Notes to the consolidated interim financial statements (unaudited)

1.	General information

Micro Focus International plc (“the Company”) is a public limited Company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together “the Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at October 31, 2017, the Group has a presence in 49 countries worldwide and employs approximately 16,100 people.

On September 1, 2017, Micro focus International plc successfully completed the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business segment (“HPE Software”) of Hewlett Packard Enterprise Company (“HPE”).

The Company is listed on the London Stock Exchange and its American Depositary Receipts are listed on the New York Stock Exchange.

Micro Focus has changed its financial year end from April 30 to October 31 and will report 18-month financial statements running from May 1, 2017 to October 31, 2018. In addition to these interim financial statements, Micro Focus will report interim results for the six months and 12 months to April 30, 2018 and results for the 18-month period to October 31, 2018.

These unaudited consolidated interim financial statements were authorized for issuance by the board of directors on January 26, 2018.

2. Basis of preparation

These condensed consolidated interim financial statements for the six months ended October 31, 2017 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Annual Report and Accounts for the year ended April 30, 2017 (which is accessible on the Company’s website), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively ‘’IFRS’’).

Re-classification of costs for Consolidated Statement of Comprehensive Income Presentation

As part of the completion of the HPE Software transaction, the Company’s shares and ADRs were listed on the LSE and NYSE respectively.  In the preparation of the Group’s April 2017 Annual Report and Accounts and as part of the regulatory filing process in the United States the Group has reviewed its consolidated statement of comprehensive income presentation and decided to re-classify both amortization of product development costs and amortization of acquired technology intangibles from research and development expenses to cost of sales. This presentation complies with IFRS and, in the view of the Company’s Audit Committee, provides investors with a consolidated statement of comprehensive income presentation that is more comparable with other software companies listed on both markets. The six months ended October 31, 2016 comparative has also been re-classified and additional detail is provided on the face of the consolidated statement of comprehensive income in the period.

3. Accounting policies

Other than as described below and income tax expense which is recognized using an estimate of the weighted average effective annual income tax rate for the full year; the accounting policies adopted are consistent with those of the Annual Report and Accounts for the year ended April 30, 2017, as described in those financial statements, which is accessible on the Company’s website.

(a)	The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group:

•
Amendments to IAS 7, “Statement of cash flows” on disclosure initiative are effective on periods beginning on or after January 1, 2017 (not yet endorsed by the EU). This amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities and is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

•
Amendments to IAS 12, ‘Income taxes’ on recognition of deferred tax assets for unrealized losses are effective on periods beginning on or after January 1, 2017 (not yet endorsed by the EU). These amendments clarify how to account for deferred tax assets originated from unrealized loss in debt instruments measured at fair value.

The disclosure requirements of Amendments to IAS 7, ‘Statement of cash flows’ have been included in the consolidated interim financial statements. The Amendments to IAS 12, ‘Income taxes’ do not have a material impact to the consolidated interim financial statements.

Notes to the consolidated interim financial statements (unaudited)

3. Accounting policies (continued)

(b)	The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

•
IFRS 15 ‘Revenue from contracts with customers’ establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.

•
IFRS 9 ‘Financial instruments’. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after January 1, 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

•
Amendment to IFRS 15, ‘Revenue from contracts with customers’. These amendments comprise guidance on performance obligations, accounting for licences of intellectual property and the principal versus agent assessment on periods beginning on or after January 1, 2018.

•
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share based payment transactions are effective on periods beginning on or after January 1, 2018 (not yet endorsed by the EU). These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share based payment and pay that amount to the tax authority.

•
IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases’, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 (not yet endorsed by the EU) and earlier application is permitted if the entity is adopting IFRS 15 ‘Revenue from contracts with customers’ at the same time.

•
Annual improvements 2014–2016, relating to amendments to IFRS 1, ‘First-time adoption of IFRS’ and IAS 28, ’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value applies for periods beginning on or after January 1, 2018 (not yet endorsed by the EU).

•
IFRIC 22, ‘Foreign currency transactions and advance consideration’ addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after January 1, 2018 (not yet endorsed by the EU).

•
IFRIC 23, ‘Uncertainty over Income Tax Treatments’ clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after January 1, 2019, subject to EU endorsement.

For IFRS 9, IFRS 16, IFRIC 22 and IFRIC 23, it is too early to determine how significant the effect on reported results and financial position will be. For IFRS 9 and IFRS 16, the Group is in the process of assessing the impact that the application of these standards will have on the Group’s financial statements. The impact of IFRS 15 is discussed below. The impact of the other standards, amendments and interpretations listed above will not have a material impact on the consolidated financial statements.

Impact of IFRS 15 ‘Revenue from contracts with customers’

On May 28, 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’. The new revenue recognition standard will be effective for the Group starting November 1, 2018, following the announcement of the new year-end date. We do not plan to adopt IFRS 15 early. The standard permits two possible transition methods for the adoption of the new guidance:

•	Retrospectively to each prior reporting period presented in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, or

•	Retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (cumulative catch-up approach).

Notes to the consolidated interim financial statements (unaudited)

3. Accounting policies (continued)

We currently plan to adopt the new standard using the cumulative catch-up approach. We are in the process of assessing the impact developing our future IFRS 15 revenue recognition policies and adjusting the relevant business processes to adopt these new policies. We have established a project across Micro Focus’ business to review the impacts of IFRS 15 and as part of this effort, the most notable difference to date is in relation to certain incremental costs of obtaining a contract. IFRS 15 requires the capitalization and amortization of certain in-scope sales commissions and third party costs over the estimated customer life. An evaluation study is underway to determine the potential impact on the consolidated financial statements in the year of adoption. There will be no impact to cash flows.

IFRS 15 may also change the way we allocate a transaction price to individual performance obligations which can impact the classification and timing of revenues. Further analysis of the requirements is currently being undertaken to understand the possible impact, if any.

In addition to the effects on our consolidated statement of comprehensive income, we expect changes to our consolidated statement of financial position (in particular due to the recognition of contract assets/contract liabilities, the differentiation between contract assets and trade receivables, the capitalization and amortization of costs of obtaining a contract and an impact in retained earnings from the initial adoption of IFRS 15) and changes to the quantitative and qualitative disclosure included.

We will continue to assess all of the impacts that the application of IFRS 15 will have on our consolidated financial statements in the period of initial application, which will also significantly depend on our business and GTM strategy in the 18- month period ended October 31, 2018. The impacts, if material, will be disclosed, including statements on if and how we apply any of the practical expedients available in the standard.

4. Functional and presentational currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. The Group uses the local currency as the functional currency, except for two entities based in Ireland (Novell Ireland Software Limited and Novell Ireland Real Estate Limited), the parent company, and the HPE Software entities, where the functional currency is the US dollar. Certain HPE Software entities moved to local functional currencies from November 1, 2017, reflecting changes in their underlying business model and transactional conditions.

5. Segmental reporting

In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its operating segments using the information used by the Chief Operating Decision Maker (“CODM”) for the purposes of resource allocation and assessment of segment performance.

For the six months to October 31, 2017, the CODM for existing Micro Focus and SUSE is defined as the Executive Committee, which consists of the Executive Chairman, Chief Financial Officer, Chief Operating Officer, Chief Executive Officers of Micro Focus and SUSE. The CODM for HPE Software in the 2-month post acquisition period to October 31, 2017 is Chris Hsu.

On a go-forward basis the CODM for the Enlarged Group will be the Operating Committee consisting of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Human Resources Officer and the Head of Strategy, Operations, & Pricing. The Group’s reportable segments under IFRS 8 are as follows:

Micro Focus – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go to Market organization. The products within the existing Micro Focus Product Portfolio are grouped together into ten sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: CDMS, Host Connectivity, IAS, Development & ITOM and Collaboration & Network and the newly acquired HPE Software sub-portfolios: IP Operation Management, Application Delivery Management, Enterprise Security Product, Platform and Information Management Business.

SUSE – The characteristics of the SUSE product portfolio segment are different from the Micro Focus product portfolio due to the Open Source nature of its offerings and the growth profile of those offerings. SUSE provides and supports enterprise-grade Linux and Open Source Software Defined Infrastructure and Application Delivery solutions. The SUSE product portfolio comprises: SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Container as a Service Platform  SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

Operating segments are consistent with those used in internal management reporting and the profit measures used by the CODM is the Adjusted Operating Profit and Adjusted EBITDA. Centrally managed costs are allocated between the Micro Focus and SUSE segments based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

Notes to the consolidated interim financial statements (unaudited)

5. Segmental reporting (continued)

Operating segments for the six months ended October 31, 2017:

		Micro Focus
	Note	Existing Micro Focus	HPE Software	Micro Focus Total	SUSE	Total
		$’000	$’000	$’000	$’000	$’000
Revenue before fair value adjustment to acquired deferred revenue		501,286	595,071	1,096,357	165,263	1,261,620
Unwinding of fair value adjustment to acquired deferred revenue		(948)	(25,329)	(26,277)	(823)	(27,100)
Segment revenue		500,338	569,742	1,070,080	164,440	1,234,520
Directly managed costs		(262,936)	(352,750)	(615,686)	(98,614)	(714,300)
Allocation of centrally managed costs		19,751	(3,800)	15,951	(15,951)	-
Total segment costs		(243,185)	(356,550)	(599,735)	(114,565)	(714,300)
Adjusted Operating Profit		257,153	213,192	470,345	49,875	520,220
Exceptional items	7					(98,480)
Share based compensation charge	8					(18,302)
Amortization of purchased intangibles	14					(183,478)
Operating profit						219,960
Share of results of associates	16					(438)
Net finance costs	11					(73,788)
Profit before tax						145,734

Adjusted Operating Profit		257,153	213,192	470,345	49,875	520,220
Depreciation of property, plant and equipment	15	4,605	10,385	14,990	1,299	16,289
Amortization of purchased software intangibles	14	994	942	1,936	817	2,753
Foreign exchange (credit)/debit		(9,511)	2,331	(7,180)	2,481	(4,699)
Net capitalization of product development costs	14	(4,503)	-	(4,503)	-	(4,503)
Adjusted EBITDA		248,738	226,850	475,588	54,472	530,060

Total assets						17,607,743
Total liabilities						(9,981,882)

Notes to the consolidated interim financial statements (unaudited)

5. Segmental reporting (continued)

Operating segments for the six months ended October 31, 2016:

		Micro Focus
	Note	Existing Micro Focus	HPE Software	Micro Focus Total	SUSE	Total
		$’000	$’000	$’000	$’000	$’000
Revenue before fair value adjustment to acquired deferred revenue		541,829	-	541,829	149,318	691,147
Unwinding of fair value adjustment to acquired deferred revenue		(4,518)	-	(4,518)	(1,886)	(6,404)
Segment revenue		537,311	-	537,311	147,432	684,743
Directly managed costs		(277,297)	-	(277,297)	(81,197)	(358,494)
Allocation of centrally managed costs		12,651	-	12,651	(12,651)	-
Total segment costs		(264,646)	-	(264,646)	(93,848)	(358,494)
Adjusted Operating Profit		272,665	-	272,665	53,584	326,249
Exceptional items	7					(41,048)
Share based compensation charge	8					(15,521)
Amortization of purchased intangibles	14					(106,394)
Operating profit						163,286
Share of results of associates	16					(1,127)
Net finance costs	11					(48,953)
Profit before tax						113,206

Adjusted Operating Profit		272,665	-	272,665	53,584	326,249
Depreciation of property, plant and equipment	15	4,759	-	4,759	953	5,712
Amortization of purchased software intangibles	14	529	-	529	45	574
Foreign exchange credit		(7,981)	-	(7,981)	(1,289)	(9,270)
Net capitalization of product development costs	14	(2,931)	-	(2,931)	-	(2,931)
Adjusted EBITDA		267,041	-	267,041	53,293	320,334

Total assets						4,707,021
Total liabilities						3,125,262

No measure of total assets and total liabilities for each reportable segment has been reported as such amounts are not regularly provided to the CODM.

Notes to the consolidated interim financial statements (unaudited)

6. Analysis of revenue by product

Set out below is an analysis of revenue recognized between the principal product portfolios for the six months ended October 31, 2017 and six months ended October 31, 2016:

Six months ended October 31, 2017:	Licence $’000	Maintenance $’000	Subscription $’000	Consulting $’000	SaaS $’000	Total $’000
Existing Micro Focus:
COBOL Development & Mainframe Solutions	43,534	77,753	-	4,771	-	126,058
Host Connectivity	15,116	50,879	-	539	-	66,534
Identity, Access & Security	23,153	68,164	-	9,041	-	100,358
Development & IT Operations Management Tools	27,534	105,391	-	7,290	-	140,215
Collaboration & Networking	13,523	52,895	-	1,703	-	68,121
Subtotal existing Micro Focus	122,860	355,082	-	23,344	-	501,286
Unwinding of fair value adjustment to acquired deferred revenue	-	(948)	-	-	-	(948)
Total existing Micro Focus	122,860	354,134	-	23,344	-	500,338

HPE Software Acquisition:
IT Operation Management	95,717	84,345	-	31,835	1,582	213,479
Application Delivery Management	40,278	99,619	-	7,229	16,667	163,793
Enterprise Security Product	42,897	46,294	-	9,287	5,981	104,459
Platform	18,655	10,905	-	2,909	95	32,564
Information Management Business	14,866	30,002	-	4,562	31,346	80,776
Subtotal HPE Software Acquisition	212,413	271,165	-	55,822	55,671	595,071
Unwinding of fair value adjustment to acquired deferred revenue	(7,592)	(13,751)	-	(682)	(3,304)	(25,329)
Total HPE Software Acquisition	204,821	257,414	-	55,140	52,367	569,742

Total Micro Focus Product Portfolio	327,681	611,548	-	78,484	52,367	1,070,080

SUSE Product Portfolio	-	-	163,455	1,808	-	165,263
Unwinding of fair value adjustment to acquired deferred revenue	-	-	(823)	-	-	(823)
Total SUSE Product Portfolio	-	-	162,632	1,808	-	164,440

Total	327,681	611,548	162,632	80,292	52,367	1,234,520

Six months ended October 31, 2016:
Micro Focus Product Portfolio:
COBOL Development & Mainframe Solutions	52,447	75,320	-	5,433	-	133,200
Host Connectivity	38,898	52,998	-	935	-	92,831
Identity, Access & Security	19,845	71,078	-	10,211	-	101,134
Development & IT Operations Management Tools	24,509	111,974	-	7,336	-	143,819
Collaboration & Networking	11,174	57,379	-	2,292	-	70,845
Total Micro Focus Product Portfolio	146,873	368,749	-	26,207	-	541,829
Unwinding of fair value adjustment to acquired deferred revenue	-	(4,518)	-	-	-	(4,518)
Total Micro Focus Product Portfolio	146,873	364,231	-	26,207	-	537,311

SUSE Product Portfolio	-	-	146,811	2,507	-	149,318
Unwinding of fair value adjustment to acquired deferred revenue	-	-	(1,886)	-	-	(1,886)
Total SUSE Product Portfolio	-	-	144,925	2,507	-	147,432

Total	146,873	364,231	144,925	28,714	-	684,743

Notes to the consolidated interim financial statements (unaudited)

7. Exceptional items

	Six months ended October 31, 2017	Six months ended October 31, 2016
Reported within Operating profit:	$’000	$’000
Integration costs	20,029	13,432
Pre-acquisition costs	43,025	19,669
Acquisition costs	25,820	1,468
Property related (release)/ costs	(196)	2,521
Severance and legal costs	9,802	3,958
	98,480	41,048

Reported within finance costs:
Finance costs incurred in escrow period (note 11)	6,326	-
Reported within finance income:
Finance income earned in escrow period (note 11)	(553)	-
	5,773	-

Total exceptional costs	104,253	41,048

Integration costs of $20.0 million for the six months ended October 31, 2017 (2016: $13.4m) arose from the work being done in integrating Serena, GWAVA and HPE Software organizations into the Micro Focus Product Portfolio. Other activities include; development of a new Group intranet and website and system integration costs.

The pre-acquisition costs of $43.0 million for the six months ended October 31, 2017 (2016: $19.7m) relate to the evaluation of the acquisition of HPE Software (note 28), which was announced in September 2016 and was completed on 1 September 2017. The costs relate to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs relating to activities in readiness for the HPE Software acquisition across all functions of the existing Micro Focus business.

The acquisition costs of $25.8 million for the six months ended October 31, 2017 include external costs in evaluating and completing the acquisition of HPE Software in August 2017 and includes $7.7 million in respect of US excise tax payable on the award of Long Term Incentives and Additional Share Grants to four senior employees arising as a result of the HPE Software acquisition (2016: $1.5 million related to the acquisitions of Serena in May 2016 and GWAVA in September 2016). The external costs mostly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

The net release to exceptional items of $0.2 million in relation to property related items for the six months ended October 31, 2017 (2016: cost of $2.5m) mainly relates to the release of a provision of $1.0 million following the renegotiation of a lease in North America.

Severance and legal costs of $9.8 million for the six months ended October 31, 2017 (2016: $4.0m) relate mostly to termination costs for HPE Software employees after acquisition. 2016 costs relate to termination costs for senior Serena executives after acquisition.

Finance costs incurred in escrow period of $6.3 million relates to interest charges on additional term loan facilities drawn down in relation to the acquisition between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

Finance income earned in escrow period of $0.6 million relates to interest income earned on additional term loan facilities drawn down in relation to the acquisition between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

The estimated total tax effect of exceptional items is a credit to the income statement of $25.5 million for the six months ended October 31, 2017 (2016: $5.6m).

8. Share-based payments

The share-based compensation charge for the six months ended October 31, 2017 was $18.3 million (2016: $15.5 million) including $3.0 million (2016: $4.3 million) relating to employer taxes. As at October 31, 2017, accumulated employer taxes of $18.9 million (2016: $7.6 million) is included in trade and other payables and $1.0 million ($5.2 million) is included in other non-current liabilities.

9. Dividends

A dividend of $134.0 million was paid during the six months ended October 31, 2017 of 58.33 cents per share (2016: $111.0 million or 49.74 cents per share).

The directors announce an interim dividend of 34.60 cents per share (2016: 29.73 cents per share) payable on February 9, 2018 to shareholders who are registered at January 19, 2018. This interim dividend, amounting to $150.6 million (2016: $66.5 million) has not been recognized as a liability as at October 31, 2017.

Notes to the consolidated interim financial statements (unaudited)

10. Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

	Six months ended October 31, 2017				Six months ended October 31, 2016
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	‘000	Cents	Pence	$’000	‘000	Cents	Pence
Basic EPS
Earnings attributable to ordinary shareholders [1]	106,301	296,698	35.83	27.50	90,638	229,067	39.57	29.49
Effect of dilutive securities
Options		10,207				8,689
Diluted EPS
Earnings attributable to ordinary shareholders	106,301	306,905	34.64	26.58	90,638	237,756	38.12	28.41

1 Earnings attributable to ordinary shareholders is the profit for the six months ended October 31, 2017 of $106.6 million (2016: $90.6 million), excluding amounts attributable to non-controlling interests of $0.3 million (2016: $nil).

The weighted average number of shares excludes treasury shares that do not have dividend rights. Earnings per share, expressed in pence, has used the average exchange rate for the six months ended October 31, 2017 of $1.30 to £1 (2016: $1.34 to £1).

11. Finance income and finance costs

	Six months ended October 31, 2017	Six months ended October 31, 2016
	$’000	$’000
Finance costs
Interest on bank borrowings	59,540	41,627
Amortization of facility costs and original issue discounts	13,448	7,302
Finance costs on bank borrowings	72,988	48,929
Net interest expense on retirement obligations (note 22)	579	262
Finance lease expense	1,161	-
Interest rate swaps: cash flow hedges, transfer from equity	456	-
Other	303	264
Total	75,487	49,455

Finance income
Bank interest	1,030	315
Interest on non-plan pension assets (note 22)	231	187
Other	438	-
Total	1,699	502

Net finance cost	73,788	48,953

Included within exceptional items (note 7)
Finance costs incurred in escrow period	6,326	-
Finance income earned in escrow period	(553)	-
	5,773	-

12. Taxation

The tax charge for the six months ended October 31, 2017 was $39.1 million (2016: $22.6 million) with the Group’s effective tax rate (“ETR”) being 26.8% (2016: 20.0%).

The Group’s ETR for the six months ended October 31, 2017 (26.8%) is higher than the previous year (20.0%) mainly due to the inclusion of HPE Software results, which are subject to tax at a higher rate than the existing Micro Focus group entities and restrictions to the deductibility of interest expenses under new UK tax rules.

The Group continues to benefit from the UK’s Patent Box regime. Benefits during the six months ended October 31, 2017 were $5.5 million (2016: $4.3 million). The Group realized benefits in relation to intra-Group financing in the six months ended October 31, 2017 of $4.6 million (2016: $8.4 million).

The Group’s cash taxes paid in the period were $20.5 million, compared to $18.2 million in the six months ended October 31, 2016.

Notes to the consolidated interim financial statements (unaudited)

13. Goodwill

	October 31, 2017	October 31, 2016
Cost and Net book value	$’000	$’000
At May 1,	2,828,604	2,436,168
Acquisition (note 28)	5,105,472	391,657
At October 31	7,934,076	2,827,825

A segment-level summary of the goodwill allocation is presented below:
Micro Focus	7,074,510	1,968,259
SUSE	859,566	859,566
	7,934,076	2,827,825

The additions to goodwill in the six months ended October 31, 2017 relate to the acquisition of HPE Software of $5,105.5 million (note 28). Of the additions to goodwill, there is no amount that is expected to be deductible for tax purposes.

14. Other intangible assets

			Purchased intangibles
	Purchased software	Product Development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net book value
At May 1, 2016	1,967	43,249	149,784	194,656	576,899	-	966,555
Acquisitions	79	-	90,175	22,111	210,744	-	323,109
Additions	2,226	15,048	-	-	-	-	17,274
Additions – external consultants	-	297	-	-	-	-	297
Charge for the period	(574)	(12,117)	(37,027)	(5,501)	(63,866)	-	(119,085)
Exchange adjustments	(1,966)	-	-	-	-	-	(1,966)
At October 31, 2016	1,732	46,477	202,932	211,266	723,777	-	1,186,184

Net book value
At May 1, 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370
Acquisition (note 28)	72,825	-	1,775,000	188,000	4,222,000	15,000	6,272,825
Additions	18,266	16,878	-	-	-	-	35,144
Additions- external consultants	-	506	-	-	-	-	506
Charge for the period	(2,753)	(12,375)	(63,101)	(10,109)	(109,820)	(448)	(198,606)
Exchange adjustments	433	(66)	-	-	-	-	367
At October 31, 2017	92,436	54,070	1,887,830	378,663	4,772,055	14,552	7,199,606

Expenditure totaling $35.7 million (2016: $17.6 million) was made in the six months ended October 31, 2017, including $17.4 million in respect of development costs and $18.3 million of purchased software. The acquisition of HPE Software gave rise to the addition of $6,272.8 million to purchased intangibles (note 28).

Of the $17.4 million of additions to development costs in the six months ended October 31, 2017 (2016: $15.3m), $16.9m (2016: $15.0m) relates to internal development costs and $0.5 million (2016: $0.3 million) to external consultants’ development costs.

At October 31, 2017, the unamortized lives of technology assets were in the range of three to 15 years, customer relationships in the range of two to 15 years and trade names in the range of three to 20 years.

Amortization for the six months ended October 31, 2017 of $75.5 million is included in cost of sales (2016: $49.1m), $119.9m (2016: $69.4m) is included in selling and distribution costs, and $3.2 million (2016: $0.6 million) is included in administrative expenses in the consolidated statement of comprehensive income.

Notes to the consolidated interim financial statements (unaudited)

15. Property, plant and equipment

	Freehold land	Leasehold	Computer	Fixtures
	and buildings	improvements	equipment	and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Net book value
At May 1, 2016	13,612	14,604	8,714	3,937	40,867
Acquisitions	-	1,057	770	295	2,122
Additions	18	2,329	3,926	181	6,454
Disposals	-	(286)	(79)	(119)	(484)
Charge for the period	(182)	(2,060)	(2,919)	(551)	(5,712)
Exchange adjustments	(2,057)	(209)	(366)	(78)	(2,710)
At October 31, 2016	11,391	15,435	10,046	3,665	40,537

Net book value
At May 1, 2017	12,512	14,518	10,552	3,374	40,956
Acquisitions (note 28)	20,044	41,041	80,775	23,804	165,664
Additions	206	966	6,287	2,386	9,845
Disposals	-	(176)	(20)	(231)	(427)
Charge for the period	(296)	(3,648)	(10,296)	(2,049)	(16,289)
Exchange adjustments	229	247	40	61	577
At October 31, 2017	32,695	52,948	87,338	27,345	200,326

16. Investments in associates

Open Invention Network LLC (“OIN”), a strategic partnership for the Group, licences its global defensive patent pool in exchange for a pledge of non-aggression which encourages freedom of action in Linux and the sharing of new ideas and inventions. There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent. There are no contingent liabilities to the Group’s interest in associates.

At October 31, 2017 the Group had a 12.5% interest ($11.0m) (2016: 14.3%, $12.7m) investment in OIN. There are 8 (2016: 7) equal shareholders of OIN, all holding 12.5% (2016: 14.3%) interest, and each shareholder has one board member and one alternative board member. The Group exercises significant influence over OIN’s operation and therefore accounts for its investment in OIN as an associate.

The Group uses the equity method of accounting for its interest in associates.  The following table shows the aggregate movement in the Group’s investment in associates:

$’000
At May 1, 2016	12,711
Share of post-tax loss of associates	(1,127)
At October 31, 2016	11,584

At May 1, 2017	11,457
Share of post-tax loss of associates	(438)
At October 31, 2017	11,019

Details of the Group’s principal associates are provided below.

Company name	Country of incorporation and principal place of business	Proportion held	Principal activities
Open Invention Network LLC	USA	12.5%	Sale and support of software

The accounting year end date of the associate consolidated within the Group’s financial statements is December 31, and we obtain its results on a quarterly basis. The Group records an adjustment within the consolidated financial statements to align the reporting period of the associate and the Group. The assets, liabilities, and equity of the Group’s associate as at September 30, and the revenue and loss of the Group’s associate for the six months ended September 30, with the corresponding adjustment to align the reporting period was as follows:

	September 30, 2017	September 30, 2016
	$’000	$’000
Non-current assets	39,201	39,879
Current assets	51,044	61,684
Current liabilities	(695)	(541)
Non-current liabilities	(656)	(367)
Equity	88,894	100,655

Notes to the consolidated interim financial statements (unaudited)

16. Investments in associates (continued)

	September 30, 2017	September 30, 2016
	$’000	$’000
Revenue	-	-
Net loss	(3,760)	(8,217)

	2017	2016
	$’000	$’000
Loss attributable to the Group for the six months ended September 30,	(470)	(1,027)
Adjustment on estimated October result attributable to the Group	32	(100)
Loss attributable to the Group for the six months ended October 31,	(438)	(1,127)

17. Trade and other receivables

	October 31, 2017	October 31, 2016
	$’000	$’000
Trade receivables	1,057,150	257,486
Less: provision for impairment of trade receivables	(51,318)	(3,768)
Trade receivables net	1,005,832	253,718
Prepayments	51,733	21,353
Other receivables	193,175	2,436
Accrued income	842	451
Total	1,251,582	277,958

At October 31, 2017 and October 31, 2016, the carrying amount approximates to the fair value.

18. Trade and other payables – current

	October 31, 2017 $’000	October 31, 2016 $’000
Trade payables	89,143	14,301
Tax and social security	95,018	9,250
Accruals	750,588	127,612
Total	934,749	151,163

At October 31, 2017 and October 31, 2016, the carrying amount approximates to the fair value.

Accruals include estimates of amounts payable to HPE Software, employee taxes on share-based payments, vacation and payroll accruals including bonuses and commissions.

19. Borrowings

	October 31, 2017		October 31, 2016
	$	’000	$	’000
Bank loans secured		5,047,692		1,775,875
Unamortized prepaid facility arrangement fees and original issue discounts		(198,476)		(40,346)
		4,849,216		1,735,529

	October 31, 2017			October 31, 2016
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$’000	$’000	$’000	$’000	$’000	$’000
Current liabilities	37,858	(20,131)	17,727	307,750	(13,558)	294,192
Non-current liabilities	5,009,834	(178,345)	4,831,489	1,468,125	(26,788)	1,441,337
	5,047,692	(198,476)	4,849,216	1,775,875	(40,346)	1,735,529

Notes to the consolidated interim financial statements (unaudited)

19. Borrowings (continued)

The Company announced on April 21, 2017 the successful syndication of the new credit facilities (the “New Facilities”) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary of Micro Focus, and Seattle SpinCo. Inc., the subsidiary that holds HPE Software which merged with a wholly owned subsidiary of Micro Focus at Completion.

The New Facilities comprise a $500.0 million Revolving Credit Facility at LIBOR plus 3.50% (subject to a LIBOR floor of 0.00%) placed with a number of financial institutions, $2,600.0 million term loan B issued by Seattle SpinCo, Inc., $385 million term loan B issued by MA FinanceCo LLC, and Eur 470.0 million (valued at $547.5 million as at October 31, 2017) issued by MA FinanceCo LLC.

New Facilities drawn as at April 30, 2017:

•
In relation to the existing senior secured term loans issued by MA FinanceCo, LLC the lenders in the Term Loan C of $412.5 million due November 2019 were offered a cashless roll of their investment into the existing Term Loan B, becoming Term Loan B-2, due November 2021 and this loan was re-priced to LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) and as a result of the cashless rollover increased in size from $1,102.7 million to $1,515.2 million, effective from April 28, 2017.

During the current period to October 31, 2017 the following New Facilities were drawn down:

HPE Software Facilities:

•
The new $2,600.0 million senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

Micro Focus Facilities:

•
The new $385.0 million senior secured seven-year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The new Euro 470.0 million (equivalent to $547.5 million) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

As part of the HPE Software transaction, the New Facilities were used to:

•	Fund the pre-Completion cash payment by Seattle SpinCo. Inc. to HPE of $2,500.0 million (subject to certain adjustments in limited circumstances);
•	Fund the Return of Value to Micro Focus’ existing Shareholders of $500.0m; and
•	Pay transaction costs relating to the acquisition of HPE Software.

The balance will be used for general corporate and working capital purposes.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.

At October 31, 2017, $nil of the Revolving Facility was drawn together with $5,047.7 million Term Loan B-2 giving gross debt of $5,047.7 million drawn.

As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2017, no covenant test is applicable.

The movements on the Group loans in the period were as follows:

	Term Loan B-2	Term Loan B	Term Loan C	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At May 1,2017	1,515,188	-	-	-	-	-	80,000	1,595,188
Acquisitions	-	-	-	-	2,600,000	-	-	2,600,000
Repayments	-	-	-	-	-	-	(215,000)	(215,000)
Draw downs	-	-	-	385,000	-	523,815	135,000	1,043,815
Foreign exchange		-	-	-	-	23,689	-	23,689
At October 31, 2017	1,515,188	-	-	385,000	2,600,000	547,504	-	5,047,692

Notes to the consolidated interim financial statements (unaudited)

19. Borrowings (continued)

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. The fair value of borrowings equals their carrying amount.

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

As at October 31, 2017:
	Term Loan B-2	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Within one year	68,675	18,424	124,421	20,728	-	232,248
In one to two years	71,925	19,241	129,937	21,941	-	243,044
In two to three years	71,505	19,127	129,168	21,819	-	241,619
In three to four years	70,777	18,929	127,834	21,608	-	239,148
In four to five years	1,461,548	18,774	126,783	21,441	-	1,628,546
In more than five years	-	390,865	2,639,609	547,338	-	3,577,812
	1,744,430	485,360	3,277,752	654,875	-	6,162,417
Unamortized prepaid facility arrangement fees and original issue discounts	(66,387)	(12,257)	(84,469)	(16,690)	(18,673)	(198,476)
At October 31, 2017	1,678,043	473,103	3,193,283	638,185	(18,673)	5,963,941

Assets pledged as collateral

As part of the new facilities above that became available on April 28, 2017, the assets pledged as collateral was changed. An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organized in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

20. Financial instruments- Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.

	October 31, 2017	October 31, 2016
	$’000	$’000
Derivative financial instruments-non-current asset	1,307	-

Derivative financial instruments measured at fair value, are classified as level 2 in the fair value measurement hierarchy, as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives have been derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

The derivative financial instruments relate to hedging transactions entered into in the period ended October 31, 2017 (note 24). There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

Notes to the consolidated interim financial statements (unaudited)

21. Provisions

	October 31, 2017	October 31, 2016
	$’000	$’000
Onerous leases and dilapidations	24,932	16,687
Restructuring and integration	53,771	7,340
Legal	3,541	3,022
Other	100	100
Total	82,344	27,149

Current	55,678	15,420
Non-current	26,666	11,729
Total	82,344	27,149

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2017	16,243	12,132	3,220	484	32,079
Acquisitions - HPE Software (note 28)	11,321	21,398	-	-	32,719
Additional provision in the period	547	74,202	809	-	75,558
Released	(1,006)	(325)	(410)	(384)	(2,125)
Utilization of provision	(2,255)	(53,162)	(72)	-	(55,489)
Exchange adjustments	82	(474)	(6)	-	(398)
At October 31, 2017	24,932	53,771	3,541	100	82,344

Current	3,338	48,799	3,541	-	55,678
Non-current	21,594	4,972	-	100	26,666
Total	24,932	53,771	3,541	100	82,344

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2016	18,176	3,523	1,920	1,280	24,899
Acquisitions – Serena	-	1,201	1,344	-	2,545
Additional provision in the period	2,128	20,358	-	-	22,486
Released	(344)	(2,077)	(97)	(1,180)	(3,698)
Utilization of provision	(3,151)	(15,311)	(119)	-	(18,581)
Exchange adjustments	(122)	(354)	(26)	-	(502)
At October 31, 2016	16,687	7,340	3,022	100	27,149

Current	5,120	7,278	3,022	-	15,420
Non-current	11,567	62	-	100	11,729
Total	16,687	7,340	3,022	100	27,149

Notes to the consolidated interim financial statements (unaudited)

21. Provisions (continued)

The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within nine years.  The provision was increased by $11.9 million in the six months ended October 31, 2017, mostly due to the acquisition of HPE Software relating to legal obligations to restore leased properties at the end of the lease period. A provision of $1.0 million was released following the renegotiation of the lease of a North American property.

Restructuring and integration provisions relate to activities undertaken in readiness for bringing together the Micro Focus and HPE Software organization into one organization across all functions of the existing business and provisions for severance resulting from headcount reductions in the HPE Software business. The majority of provisions are expected to be fully utilized within 12 months.

Legal provisions include management’s best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Releases of other provisions during the period ended October 31, 2017 relate to future fees no longer considered likely to be incurred.

22. Pension commitments

	October 31, 2017	October 31, 2016
	$’000	$’000
Within Non-current assets :
Long term pension assets	23,650	24,120
Within Non-current liabilities:
Retirement benefit obligations	(97,647)	(34,599)

The acquisition of the HPE Software on September 1, 2017 added 33 defined benefit plans primarily in France, Germany and Switzerland. After the acquisition there are 37 (October 2016: three, April 2017: four) defined benefit plans in ten countries around the world. Some of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Final pension entitlements are calculated by local actuaries in the applicable country. They also complete calculations for cases of death in service and disability. Other plans include termination or retirement indemnity plans or other types of statutory plans that provide a one-time benefit at termination. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Not all of our plans are closed for new membership.

Long-term pension assets

Long-term pension assets relate to the reimbursement right under insurance policies held by the Company with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the consolidated statement of financial position as long-term pension assets. Fair value of the reimbursement right asset is deemed to be the present value of the related obligation because the right to reimbursement under the insurance policies exactly matches the amount and timing of some or all of the benefits payable under the defined benefit plan. All non-plan assets are held in Germany.

The movement on the long-term pension asset is as follows:

	October 31, 2017	October 31, 2016
	$’000	$’000
As at May 1,	22,031	22,272
Return on non-plan assets (note 11)	231	187
Benefits paid	(58)	(44)
Contributions	235	-
Included within other comprehensive income:
- Actuarial (loss)/gain on non-plan assets	(350)	2,482
- Reclassification from defined contribution scheme to defined benefit scheme	-	-
	(350)	2,482

Foreign currency exchange gain/(loss)	1,561	(777)
At October 31	23,650	24,120

Retirement benefit obligations

For the six months ended October 31, 2017 $2.5 million (2016: $0.7 million) is included in the consolidated statement of comprehensive income in respect of the defined benefit pension arrangements being a current service charge of $1.9 million (2016: $0.4 million) and a net finance charge of $0.6 million (2016: $0.3 million).

The contributions for the year ended October 31, 2018 are expected to be broadly in line with the current year.

Notes to the consolidated interim financial statements (unaudited)

22. Pension commitments (continued)

The weighted average key assumptions used for the pension schemes were:

	October 31, 2017 $’000	October 31, 2016 $’000
Rate of increase in final pensionable salary	2.27%	2.60%
Rate of increase in pension payments	1.81%	2.00%
Discount rate	1.99%	1.30%
Inflation	2.00%	2.00%

The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:
	October 31, 2017					October 31, 2016
	Germany	France	Switzerland	Rest of World	Total	Germany
	$’000	$’000	$’000	$’000	$’000	$’000
Present value of defined benefit obligation	159,865	9,159	21,330	23,797	214,151	40,120
Fair value of plan assets	(84,035)	(2,066)	(16,490)	(13,913)	(116,504)	(5,521)
	75,830	7,093	4,840	9,884	97,647	(34,599)

The retirement benefit obligation has moved as follows:

	October 31, 2017			October 31, 2016
	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$’000	$’000	$’000	$’000	$’000	$’000
At May 1,	36,480	(5,707)	30,773	37,524	(5,855)	31,669
HPE Software acquisition	181,456	(110,011)	71,445	-	-	-
Current service cost	1,929	-	1,929	424	-	424
Benefits paid	(989)	940	(49)	(145)	43	(102)
Contributions by plan participants	1,826	(1,826)	-	-	(13)	(13)
Contribution by employer	-	(743)	(743)	-	-	-
Interest cost/(income) (note 11)	941	(362)	579	311	(49)	262

Included within other comprehensive income:
Re-measurements - actuarial losses:
- Demographic	-	-	-	-	-	-
- Financial	(1,058)	-	(1,058)	3,521	-	3,521
- Experience	(4,505)	-	(4,505)	(117)	-	(117)
Actuarial return on assets excluding amounts included in interest income	-	(1,296)	(1,296)	-	117	117
Reclassification from defined contribution scheme to defined benefit scheme	-	-	-	-	-	-
	(5,563)	(1,296)	(6,859)	3,404	117	3,521
Foreign currency exchange changes	(1,929)	2,501	572	(1,398)	236	(1,162)
At October 31	214,151	(116,504)	97,647	40,120	(5,521)	34,599

23. Share capital

Ordinary shares at 10 pence each as at October 31, 2017 (2016: 10 pence each)

	October 31, 2017		October 31, 2016
	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1,	229,674,479	39,700	228,706,210	39,573
Shares issued to satisfy option awards	331,418	43	584,289	77
Share reorganization	(16,935,536)	(2,926)	-	-
Shares issued relating to acquisition of HPE Software (note 28)	222,166,897	28,773	-	-
At October 31	435,237,258	65,590	229,290,499	39,650

Notes to the consolidated interim financial statements (unaudited)

23. Share capital continued

“B” shares at 168 pence each

	October 31, 2017		October 31, 2016
	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1	-	-	-	-
Issue of B shares	229,799,802	500,000	-	-
Redemption of B shares	(229,799,802)	(500,000)	-	-
	-	-	-	-

Share issuances during the six months to October 31, 2017

331,418 ordinary shares of 10 pence each (2016: 584,289 ordinary shares of 10 pence) were issued by the Company to settle exercised share options. The gross consideration received was $1.2 million (2016: $0.5 million). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of HPE Software (note 28).

In relation to the return of value to shareholders (note 24), on August 31, 2017 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0 million being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0 million was debited from the “B share liability account.

The voting rights and number of listed shares at October 31, 2017 were 435,237,258 (2016: 229,290,499).

Potential issues of shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at October 31, 2017 was 17,724,174 (2016: 9,271,150).

24. Other reserves

	Capital redemption reserve	Merger reserve	Hedging reserve	Total
	$’000	$’000	$’000	$’000
As at May 1, 2016 and October 31, 2016	163,363	988,104	-	1,151,467

As at May 1, 2017	163,363	338,104	-	501,467
Return of Value- share consolidation [1]	2,926	-	-	2,926
Return of Value- issue and redemption of B shares [1]	500,000	(343,317)	-	156,683
Hedge accounting [2]	-	-	1,763	1,763
Deferred tax movement on hedging			(674)	(674)
Acquisition of HPE Software [3]	-	6,485,397	-	6,485,397
Reallocation of merger reserve [4]	-	(700,000)	-	(700,000)
As at October 31, 2017	666,289	5,780,184	1,089	6,447,562

1 On August 31, 2017 a Return of Value was made to shareholders amounting to $500.0 million (note 27). The Return of Value was effected through an issue and redemption of B shares, and resulted in a $500.0 million increase in the capital redemption reserve, a $343.3 million reduction in the merger reserve and a $156.7 million reduction in share premium. The return of value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $2.9 million to the capital redemption reserve.

2 $1.1 million was recognised in the hedging reserve in relation to hedging transactions entered into in the six months ended October 31, 2017.

3 On September 1, 2017 the acquisition of HPE Software was completed (note 28). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in HPE Software at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of HPE Software and the aggregate nominal value of the shares issued).

4 The Company has transferred an amount from the merger reserve to retained earnings pursuant to the UK company law. The parent company previously transferred the investment in TAG to a wholly owned subsidiary for an intercompany receivable in the amount of $1,373m and the investment to HPE Software to a wholly owned subsidiary for an intercompany receivable in the amount of $6,485.4m. To the extent the loan is settled in qualifying consideration, an amount of $700.0 million from the merger reserve is transferred to retained earnings (2016: $180.0m) that is available for dividend distribution to the parent company shareholders.

Notes to the consolidated interim financial statements (unaudited)

25. Non-controlling interest

$’000
At May 1, 2016	1,057
Share of loss after tax	(21)
At October 31, 2016	1,036

At May 1, 2017	954
Share of profit after tax	304
At October 31, 2017	1,258

Non-controlling interests relate to the companies detailed below:

Company name	Country of incorporation and principal place of business	October 31, 2017 Proportion held	October 31, 2016 Proportion held
Novell Japan Ltd	Japan	74.7%	71.5%

On the November 20, 2017 the proportion held by the Group in Novell Japan Ltd increased to 77.9%.

26. Related party transactions

The Group’s related parties are its subsidiary undertakings and Executive Committee members. The Group has taken advantage of the exemption available under IAS 24, “Related Party Disclosures”, not to disclose details of transactions with its subsidiary undertakings.

Key management compensation

	6 months ended October 31, 2017	6 months ended October 31, 2016
	$’000	$’000
Short-term employee benefits	9,997	4,749
Share-based payments	9,271	6,326
	19,268	11,075

The key management figures above include the executive management team and directors. There are no post-employment benefits.

27. Return of Value to shareholders

On August 31, 2017 a Return of Value was made to shareholders amounting to $500.0 million (£386.1 million) in cash (168 pence per existing Ordinary Share held at the Record Time of 6.00pm on August 31, 2017. The Return of Value was effected through an issue and redemption of B shares, and was accompanied by a 0.9263 share consolidation to maintain broad comparability of the share price and return per share of the ordinary shares before and after the creation of the B Shares.

As at October 31, 2017 this was the Group’s 5th Return of Value to shareholders and this brings the total amount returned to shareholders since March 25, 2011 through share buy-backs, Returns of Value and ordinary dividends to £1,255.0 million which represents 197.63% of the Market Capitalization at that time.

Notes to the consolidated interim financial statements (unaudited)

28. Business combinations

Summary of acquisitions for the six months ended October 31, 2017 and 2016:

					Consideration
	Carrying value at acquisition	Fair value adjustments	Hindsight adjustments	Goodwill	Shares	Cash	Payable	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Acquisitions in the six months ended October 31, 2016:
Serena Software Inc.	147,260	(249,306)	-	379,669	-	277,623		277,623
GWAVA Inc.	618	3,062	-	12,767	-	16,447		16,447
	147,878	(246,244)		392,436		294,070		294,070
Acquisitions in the six months ended October 31, 2017:
HPE Software (provisional)	(2,277,193)	3,974,891	-	5,105,472	6,514,170		289,000	6,803,170

Acquisitions in the six months ended October 31, 2017:

1. Acquisition of HPE Software

On September 1, 2017 the Company completed the acquisition of HPE’s software business segment (“HPE Software”) by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced Merger agreement (“Completion”). Accordingly, on Admission, ADRs representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. This has created a global infrastructure software business with pro-forma revenues in the 12 months to October 31, 2017 of approximately $4.2 billion and Underlying Adjusted EBITDA of approximately $1.4 billion making it the seventh largest pure play software company in the world by revenue and a leading technology stock on the LSE.

There was judgment used in identifying who the accounting acquirer was in the acquisition of HPE Software, as the resulting shareholdings were not definitive to identify the entity which obtains control in the Transaction.  As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity, entity name). The conclusion of this assessment is that the Company is the accounting acquirer of HPE Software, and the acquisition accounting as set out below have been performed on this basis.

Notes to the consolidated interim financial statements (unaudited)

28. Business combinations (continued)

1. Acquisition of HPE Software (continued)

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value Adjustments (Provisional)	Fair value (Provisional)
	$’000	$’000	$’000
Intangible assets[1]	72,825	6,200,000	6,272,825
Property, plant and equipment	165,664	-	165,664
Other non-current assets	41,929	-	41,929
Deferred tax assets	428,624	(423,663)	4,961
Inventories	185	-	185
Trade and other receivables	726,149	-	726,149
Current tax recoverable	736	-	736
Cash and cash equivalents	320,729	-	320,729
Trade and other payables	(468,850)	1,616	(467,234)
Current tax liabilities	(9,942)	-	(9,942)
Borrowings	(2,568,270)	-	(2,568,270)
Short-term provisions	(16,425)	-	(16,425)
Short-term deferred income [2]	(707,688)	58,004	(649,684)
Long-term deferred income [2]	(121,617)	8,652	(112,965)
Long-term provisions	(16,294)	-	(16,294)
Retirement benefit obligations	(71,445)	-	(71,445)
Other non-current liabilities	(53,503)	12,145	(41,358)
Deferred tax liabilities [3]	-	(1,881,863)	(1,881,863)
Net (liabilities)/assets	(2,277,193)	3,974,891	1,697,698
Goodwill (note 13)	-		5,105,472
Consideration			6,803,170
Consideration satisfied by :
Shares			6,514,170
Cash payable net of pensions and other balance sheet adjustments (provisional)			289,000
			6,803,170

Trade and other receivables are net of a bad debt provision of $42.8m.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review, pending finalisation of the cash payable net of pensions and other balance sheet adjustments and other management estimates, will be finalized in the measurement period following completion which ends on August 31, 2018.

The fair value adjustments relate to:

[1]
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of HPE Software;

2          Deferred income has been valued taking account of the remaining performance obligations;
3          A deferred tax liability has been established relating to the purchase of intangibles.

The provisional purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):

Fair value
$’000
Technology	1,775,000
Customer relationships	4,222,000
Trade names	188,000
Leases	15,000
6,200,000

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $5,105.5 million has been capitalized.

Notes to the consolidated interim financial statements (unaudited)

28. Business combinations (continued)

1.	Acquisition of HPE Software (continued)

From the date of acquisition September 1, 2017 to October 31, 2017, the acquisition contributed $569.8 million to revenue, after adjusting for the unwinding of fair value adjustment to acquired deferred revenue (note 2) and $132.7 million to profit for the period.

The estimated results of HPE Software if it had been made at the beginning of the accounting period May 1, 2017 to October 31, 2017 would have been as follows:

Pro-forma	$m
Revenue	1,464.5
Profit for the period	331.8

The estimated results of the Group if the acquisition had been made at the beginning of the accounting period May 1, 2017 to October 31, 2017 would have been as follows:

Pro-forma	$m
Revenue	2,129.2
Profit for the period	305.7

The above figures are based on information provided to Micro Focus by HPE Software and the results since acquisition.

Acquisitions in the six months ended October 31, 2016

1. Acquisition of Serena Software Inc.

On May 2, 2016, the Group acquired the entire share capital of Spartacus Acquisition Holdings Corp. the holding company of Serena Software Inc. (“Serena”) and its subsidiaries for $277.6m, payable in cash at completion. The Group then repaid the outstanding Serena bank borrowings of $316.7 million as at May 2, 2016, making the total cash outflow for the Group of $528.5m, net of cash acquired of $65.8m. The transaction costs for the Serena acquisition were $0.9m.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

Serena is a leading provider of enterprise software focused on providing Application Lifecycle Management products for both mainframe and distributed systems. Whilst Serena is headquartered in San Mateo, California the operations are effectively managed from offices in Hillsboro, Oregon and St. Albans in the United Kingdom. It operates in a further 10 countries. The Serena Group’s customers are typically highly regulated large enterprises, across a variety of sectors including banking, insurance, telco, manufacturing and retail, healthcare and government.

Serena was integrated into the Micro Focus Product Portfolio and the revenues reported in the ITOM sub-portfolio.

The transaction was funded through the Group’s existing cash resources together with additional debt and equity finance arranged through Barclays, HSBC, the Royal Bank of Scotland and Numis Securities. On May 2, 2016, the Group’s existing revolving credit facility was extended from $225.0 million to $375.0 million and the Group raised approximately £158.2 million (approximately $225.7m) through a Placing underwritten by Numis Securities incurring $3.0 million of costs associated with the Placing in March 2016.

A fair value review was carried out and finalized on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Notes to the consolidated interim financial statements (unaudited)

28. Business combinations (continued)

1. Acquisition of Serena Software Inc. (continued)

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Goodwill	462,400	(462,400)	-
Intangible assets - purchased [1]	-	317,700	317,700
Intangible assets - other	79	-	79
Property, plant and equipment	1,927	-	1,927
Other non-current assets	167	-	167
Deferred tax asset	15,347	-	15,347
Trade and other receivables	27,362	-	27,362
Cash and cash equivalent	65,784	-	65,784
Borrowings – short-term	(27,712)	-	(27,712)
Trade and other payables	(11,766)	-	(11,766)
Provisions – short-term	(4,045)	-	(4,045)
Current tax liabilities	(3,173)	-	(3,173)
Deferred income – short-term [2]	(72,217)	3,761	(68,456)
Deferred income – long-term [2]	(14,853)	798	(14,055)
Borrowings – long-term	(288,938)	-	(288,938)
Other non-current liabilities	(717)	-	(717)
Deferred tax liabilities [3]	(2,385)	(109,165)	(111,550)
Net assets /(liabilities)	147,260	(249,306)	(102,046)
Goodwill (note 9)			379,669
Consideration			277,623

Consideration satisfied by :
Cash			277,623

The fair value adjustments relate to:

[1]
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Serena;

[2]	Deferred income has been valued taking account of the remaining performance obligations; and
[3]	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows:

Fair value
$’000
Technology	86,100
Customer relationships	210,200
Trade names	21,400
317,700

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $379.7 million has been capitalized.

2. Acquisition of GWAVA Inc.

On September 30, 2016, the Group acquired the entire share capital of GWAVA Inc. (“GWAVA”) and its subsidiaries for $16.4m, payable in cash at completion. The transaction costs for the GWAVA acquisition were $1.5m.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

GWAVA is a leading company in email security and enterprise information archiving (“EIA”). GWAVA has approximately 90 employees, based in the US, Canada and Germany. More than a million users across 60 countries rely on its products in over 3,000 customer organizations, supported by GWAVA’s global team, with a further 1,000 GWAVA business partners collaborating closely to ensure successful customer solutions. In addition to GWAVA’s award winning EIA product Retain, GWAVA has a full suite of products to protect, optimize, secure and ensure compliance for customers running Micro Focus GroupWise.

Notes to the consolidated interim financial statements (unaudited)

28. Business combinations (continued)

2. Acquisition of GWAVA Inc. (continued)

A finalized fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased [1]	-	5,330	5,330
Intangible assets - other [2]	1,180	(1,180)	-
Property, plant and equipment	195	-	195
Trade and other receivables	3,096	-	3,096
Cash and cash equivalent	2,389	-	2,389
Trade and other payables	(1,331)	-	(1,331)
Deferred income – short-term [3]	(4,094)	324	(3,770)
Deferred income – long-term	(817)	-	(817)
Deferred tax liabilities [4]	-	(1,412)	(1,412)
Net assets	618	3,062	3,680
Goodwill			12,767
Consideration			16,447

Consideration satisfied by :
Cash			16,447

The fair value adjustments relate to:

[1]
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of GWAVA Inc.;

[2]	Other intangible assets relating to historic IP has been written down to nil;
[3]	Deferred income has been valued taking account of the remaining performance obligations; and
[4]	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows:

Fair value
$’000
Technology	4,075
Customer relationships	544
Trade names	711
5,330

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $12.8 million has been capitalized.

29. Post balance sheet events

1	Acquisition of COBOL-IT, SAS

On December 1, 2017, the Group completed on the acquisition of COBOL-IT, SAS. COBOL-IT, SAS is in the business of designing, editing and commercialization of software, IT devices and related services; technical support, training, consulting, and more generally any related missions; modification, migration and adaptation of IT systems from a technical environment to another; and advisory in IT system, and in particular strategy, management, commercial development, partnership or strategic alliances in IT sector.

Consideration consists of completion payment of Euro 11.3m, retention amounts of Euro 2.7 million payable at a later date, working capital adjustments and net cash adjustments. The Group has not yet presented the full IFRS 3 “Business Combinations” disclosures as the initial accounting for the business combination is incomplete at the time these interim financial statements were authorised for issue.

Notes to the consolidated interim financial statements (unaudited)

29. Post balance sheet events (continued)

2	Taxation

On December 22, 2017, the U.S. President signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act.  The Tax Cuts and Jobs Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. The reforms are complex, and it will take some time to assess the implications thoroughly. Broadly, the implications most relevant to the Group include: a) a reduction in the U.S. federal corporate income tax rate from 35% to 21%, with various “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and additional limitations on deductions attributable to interest expense; and b) adopting elements of a territorial tax system. To transition into this system, the Tax Cuts and Jobs Act includes a one-time tax on cumulative retained earnings of U.S.-owned foreign subsidiaries, at a rate of 15.5% for earnings represented by cash or cash equivalents and 8.0% for the balance of such earnings. Taxpayers may make an election to pay this tax over eight years.

These tax reforms will give rise to significant consequences, both immediately in terms of one-off impacts relating to the transition tax and the measurement of deferred tax assets and liabilities and going forward in terms of the Group’s taxation expense. An initial review and estimate has been undertaken, which will be updated over the coming weeks and months as the Group works through these complex changes with its advisors. Based on the Group’s initial estimate, the transition tax and re-measurement of deferred tax balances are estimated to give rise to a one-off credit to the income statement in the period to April 30, 2018 in the range of $600 million to $700 million. The Tax Cuts and Jobs Act could be subject to potential amendments and technical corrections, any of which could lessen or increase adverse impacts of the law.