Form 20-F
period 2018-10-31
MICRO FOCUS INTERNATIONAL PLC
filed 2019-02-20
CIK 1359711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or
☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 For the 18 months ended October 31, 2018

or
☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or
☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-38187

Micro Focus International plc

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

As of October 31, 2018, 137,220,281 American Depository Shares were issued and outstanding.

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

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. :

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

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP   ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒
Other ☐

If “Other” has been checked in the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes ☐       No ☒

Introduction
In connection with the completion of the merger between Micro Focus International plc (“the Company” or “the Group”, LSE: MCRO.L, NYSE: MFGP) and HPE Software’s business segment (“HPE Software business”), together the “Enlarged Group” or “Enlarged Company”, the Board of Directors authorized a change of fiscal year end from April 30, 2018 to October 31, 2018 to allow the Company to launch the Enlarged Company’s financial year with effect from November 1, 2018. As a result, the Company is required to file this Annual Report on Form 20-F for the period of May 1, 2017 to October 31, 2018.

Audited financial information presented in this Annual Report on Form 20-F is for the 18-month period ended October 31, 2018 and the comparative 12-month periods ended April 30, 2017 and 2016.  Exhibit 15.4 further presents the unaudited financial information presented for the 12-month period ended October 31, 2018 and the 6-month period ended October 31, 2017.

Cautionary statement on forward looking statements
The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this transition report are “forward-looking statements” which reflect our current view with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding:

·	our ability to attract and retain sufficiently qualified management and key employees;
·	restrictions on our ability to secure additional financing or refinance our existing financing;
·
the ongoing integration of HPE Software into the Company, which may impede the ability of the Enlarged Group to obtain the same types and levels of benefits, services and resources that have historically been provided to HPE Software by HPE, which could lead to a failure to realize the anticipated benefits of the Merger;

·	the implementation of the U.S. Tax Cuts and Jobs Act and any impact to our earnings;

·	our exposure to fluctuations in interest rates, which could affect our variable rate indebtedness and currency exchange rates;
·	the covenants under our Credit Facilities (see Note 21 of the consolidated financial statements in Item 18);
·	our dependence on intellectual property, our ability to protect intellectual property and third-party claims of infringement on intellectual property;
·	our ability to develop products and services that satisfy the needs of our customers;
·	competition in the markets in which we operate;
·	the availability, integrity and security of our IT systems;
·	our ability to protect the personal information of our customers;
·	the effectiveness of our sales force and distribution channels;
·	our potential liability or lost business opportunities related to defective products;
·	decisions to discontinue or restrict development expenditures;
·	our ability to complete the SUSE disposition on the terms contemplated, or at all;
·	the possibility of being required, in certain circumstances, to make tax indemnification payments to the former owner of the HPE Software business; and
·	our ability to manage the risks involved in the foregoing.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this transition report might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this transition report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward- looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

Item 3. A.	Selected ﬁnancial data.

Selected consolidated financial data

The table below shows the Group’s selected consolidated financial data prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected consolidated income statement data for the 18-months ended October 31, 2018 and the 12-months ended April 30, 2017 and April 30, 2016 and the selected consolidated balance sheet data as at October 31, 2018 and April 30, 2017 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report. The selected consolidated income statement data for the 12 months ended April 30, 2015 and April 30, 2014 and the selected consolidated balance sheet data as at April 30, 2016, 2015 and 2014 have been derived from our consolidated financial statements not included in this Annual Report.

The Group’s financial statements reflect the trading performance of the continuing operations for the 18 months ended October 31, 2018 compared to the 12 months ended April 30, 2017 and April 30, 2016. Within the 18 months, the Group has undertaken two corporate development activities, which have both had a material impact on the Group’s reported results:

•
On September 1, 2017, the Group acquired the software business of Hewlett Packard Enterprise (“HPE”), which are reported within the Micro Focus product portfolio. The Group aligned the Micro Focus accounting period end (previously April 30) to the HPE Software business accounting period end of October 31 resulting in an 18-month accounting period to October 31, 2018 for the combined entity.

•
On August 21, 2018, shareholders voted to approve the proposed transaction whereby the Group agreed to sell its SUSE Product Portfolio. On approval of this vote, the SUSE operating segment meets the definition of a discontinued operation under IFRS 5, which results in the SUSE performance being excluded from the individual line items of the income statement and balance sheet. SUSE is instead included as a single line entitled “profits from discontinued operations” within the income statement and as an “asset held for sale” or “liability held for sale” on the balance sheet. The transaction is expected to complete in the first quarter of calendar year 2019 and SUSE remains under the control of the Group until that point.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

Summarized Group consolidated statement of comprehensive income:

	18 months ended October 31, 2018 $’000	12 months ended April 30, 2017 [1] $’000	12 months ended April 30, 2016 [1] $’000	12 months ended April 30, 2015 [1] $’000	12 months ended April 30, 2014 $’000
Revenue	4,754,398	1,077,273	991,233	733,435	433,058
Cost of sales	(1,259,306)	(216,412)	(202,530)	(83,313)	(29,912)
Gross profit	3,495,092	860,861	788,703	650,122	403,146
Selling and distribution costs	(1,670,000)	(363,133)	(312,610)	(252,359)	(120,669)
Research and development expenses	(659,413)	(122,824)	(117,395)	(141,948)	(57,833)
Administrative expenses	(788,855)	(147,512)	(111,502)	(119,198)	(68,924)
Operating profit	376,824	227,392	247,196	136,617	155,720
Finance costs	(350,366)	(96,824)	(98,357)	(56,231)	(8,197)
Finance income	7,654	979	1,009	1,210	318
Profit before tax	34,112	131,547	149,848	81,596	147,841
Taxation	673,081	(7,464)	(13,869)	14,338	(25,759)
Profit from continuing operations	707,193	124,083	135,979	95,934	122,082
Discontinued Operation	76,940	33,720	26,993	5,517	-
Profit after tax	784,133	157,803	162,972	101,451	122,082
Other comprehensive income	29,305	(5,746)	598	(11,270)	2,176
Total comprehensive income for the period	813,438	152,057	163,570	90,181	124,258

Attributable to:
Equity shareholders of the Company	813,353	152,160	163,492	90,483	124,258
Non-controlling interest	85	(103)	78	(302)	-
Total comprehensive income for the period	813,438	152,057	163,570	90,181	124,258

Continuing and Discontinued Operations
Earnings per share
Basic (cents)	201.70	68.88	74.50	58.54	84.75
Diluted (cents)	196.17	66.51	71.61	56.71	82.35

Continuing Operations
Earnings per share
Basic (cents)	181.91	54.17	62.40	55.36	84.75
Diluted (cents)	176.92	52.31	59.97	53.64	82.35

1 The comparatives for the 12 months to April 30, 2017, April 30, 2016 and April 30, 2015 have been revised to reflect the divestiture of the SUSE business segment. We have not revised the results for the 12 months to April 30, 2014 as SUSE was acquired after this period on November 20, 2014.

Summarized Group consolidated statement of financial position as at October 31, 2018 and April 30, 2017, 2016, 2015 and 2014:

	October 31, 2018 $’000	April 30, 2017 [1] $’000	April 30, 2016 [1] $’000	April 30, 2015 [1] $’000	April 30, 2014 [1] $’000
Non-current assets	13,720,467	3,995,511	3,482,575	3,629,748	422,314
Current assets	1,917,637	442,193	954,361	460,967	140,072
Current assets classified as held for sale	1,142,451	-	-	-	-
Total assets	16,780,555	4,437,704	4,436,936	4,090,715	562,386

Current liabilities	2,010,391	944,697	1,061,797	988,030	568,433
Current liabilities classified as held for sale	437,699	-	-	-	-
Non-current liabilities	6,540,485	1,879,517	1,781,411	1,824,624	10,204
Total liabilities	8,988,575	2,824,214	2,843,208	2,812,654	578,637

Net Assets	7,791,980	1,613,490	1,593,728	1,278,061	(16,251)

Share capital	65,798	39,700	39,573	39,555	37,802
Number of shares	436,800,513	229,674,479	228,706,210	228,587,397	152,419,885

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016	12 months ended April 30, 2015	12 months ended April 30, 2014
Interim dividend 1	34.60	29.73	16.94	15.40	14.00
Interim dividend 2	58.33	-	-	-	-
Final dividend	58.33	58.33	49.74	33.00	30.00
Dividend declared per share (cents)	151.26	88.06	66.68	48.40	44.00

1 In the prior periods deferred tax assets and deferred tax liabilities were incorrectly presented on a gross basis in the consolidated statement of financial position because jurisdictional offsetting, a requirement under IFRS, was not applied to these balances. Management has therefore elected to correct the misstatement and record immaterial adjustments to revise the prior periods consolidated statement of financial position and related notes to apply jurisdictional offsetting in respect of deferred tax assets and liabilities and present these on a net basis where they are expected to be realized as such. The revision has no impact on profit, net assets or cash flows for the prior periods.

Dividends

The board has adopted a dividend policy at two times covered by the adjusted earnings of the Group (defined as profit after tax excluding the effects of share-based compensation, amortization of purchased intangible assets and all exceptional items). In light of the move to an 18-month accounting period there are two interim dividends and a final dividend in line with this policy. The directors announced a final dividend of 58.33 cents per share on February 14, 2019. The total dividend per share in the 18-month period was 151.26 cents.

The dividend will be paid in Sterling equivalent to 45.22 pence per share, based on an exchange rate of £1 = $1.29 being the rate applicable on February 13, 2019, the date on which the board resolved to propose the dividend. The dividend will be paid on April 5, 2019 to shareholders on the register at March 1, 2019. On an annualized basis, this total dividend is 100.84 cents per share, which is growth of 14.5% on the full year dividend for the year ended April 30, 2017 of 88.06 cents per share.

For further information on dividends please refer to note 8 of the Group financial statements within Item 18.

Item 3. B.	Capitalization and indebtedness.

Not applicable.

Item 3. C.	Reasons for the offer and use of proceeds.

Not applicable.

Item 3. D.	Risk factors.

There are risks associated with owning Micro Focus ADSs. In addition to the other information included elsewhere in this Annual Report on Form 20-F, including in the section entitled ‘‘Cautionary Statement on Forward-Looking Statements,’’ you should carefully consider the following risk factors. The risks and uncertainties described below are not the only risks and uncertainties that the Enlarged Group and holders of Micro Focus ADSs may face. Additional risks and uncertainties not presently known to the Company, or that the Company currently considers immaterial, could also negatively affect the business, results of operation, financial condition and prospects of the Enlarged Group, as well as the value of Micro Focus ADSs.

The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the business, financial condition, results of operation or prospects of the Enlarged Group or the market price of the Micro Focus Shares or Micro Focus ADSs.

The information given is as of the date of this information statement/prospectus, and any forward-looking statements are made subject to the reservations specified under the section entitled ‘‘Cautionary Statement on Forward-Looking Statements”.

For the purposes of this ‘‘Risk Factors’’ section, references to the ‘‘Group’’ shall (unless the context shall otherwise require) mean prior to Closing, the Micro Focus Group and, following Closing, the Enlarged Group.

Principal risks and uncertainties

In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate these risks through its Risk Management Framework, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties and their potential impacts that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

Products

Principal Risk Description

To remain successful, the Group must ensure that its products continue to meet the requirements of customers and must be effectively balanced between growth and legacy products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximize revenues and corporate performance. The Group has a large number of products, at differing stages of their life cycle. The extent of investment in each product set needs to be managed and prioritized considering the expected future prospects, to ensure an effective balance between growth and legacy products. The Group’s business and reputation may be harmed by errors or defects in its products.

Potential Impact

If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the long-term growth prospects of the Group.

Go-To-Market (“GTM”) Models

Principal Risk Description

For the Group to succeed in meeting revenue and growth targets it requires successful GTM models across the full product portfolio, with effective strategies and plans to exploit channel opportunities and focus the sales force on all types of customer categories. In addition, effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programs. The Group is dependent upon the effectiveness of its sales force and distribution channels to maintain and grow license, maintenance and consultancy sales.

Potential Impact Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and using the wrong product offerings.

Competition

Principal Risk Description

Comprehensive information about the markets in which Micro Focus and SUSE operate is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors.

Potential Impact

Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group’s products. If the Group is not be able to compete effectively against its competitors, it is likely to lose market share, which may result in decreased sales and weaker financial performance.

Employees and culture

Principal Risk Description

The retention and recruitment of highly skilled and motivated employees, at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives, and a well communicated vision and values, for the Group to achieve alignment and a common sense of corporate purpose among the workforce.

Potential Impact

Failure to retain and develop skill sets, particularly in sales, IT and research and development, may hinder the Group’s sales and development plans. Weak organizational alignment and inadequate incentivization may lead to poor performance and instability. It could also have an adverse impact on the realization of strategic plans.

Business Strategy and Change Management

Principal Risk Description

The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardize systems and processes. The successful integration of businesses will build a solid base for further expansion. These projects expose the Group to significant transformation risks. The Group’s strategy may involve the making of further acquisitions to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could have a material adverse effect on the Group’s business.

The integration of HPE Software and the divestment of SUSE are both complex transactions with a range of integration and separation risks. The integration of HPE Software with the existing businesses carried on by the Group may be more time consuming and costly than anticipated. Successful execution of the SUSE divestment may be compromised by adding a new level of complexity to an existing heightened operation environment across the Group and be a distraction to deliver business plans.

Potential Impact

Failure to analyze, execute and co-ordinate the various integration, divestment and transformation programs successfully may result in the disruption of the ongoing business without delivering the anticipated strategic and operational benefits of such transactions. In addition, this may affect the ability to execute strategic plans for growth.

IT Systems and information

Principal Risk Description

The Group’s operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Integration of HPE Software with the existing businesses, including the respective IT systems, may be more time consuming and costly than anticipated, given the amount of change management that is involved. The Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment.

Potential Impact

Disruption to the IT systems could adversely affect business and Group operations in a variety of ways, which may result in an adverse impact on business operations, revenues, customer relations, supplier relations, and reputational damage. Dependency on IT providers could have an adverse impact on revenue and compliance in the event that they cannot resume business operations.

Legal and Regulatory Compliance

Principal Risk Description

The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and a disposal over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including government clients.

Potential Impact

Failure to comply could result in civil or criminal sanctions (i.e. personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

Intellectual Property (“IP”)

Principal Risk Description

The Group is dependent upon its intellectual property, and its rights to such intellectual property may be challenged or infringed by others or otherwise prove insufficient to protect its business. Some of the Group’s SUSE products utilize Open Source technology, which is dependent upon third party developers. The Group’s products and services depend in part on intellectual property and technology licensed from third parties, and third-party claims of intellectual property infringement against the Group may disrupt its ability to sell its products and services.

Potential Impact Failure could adversely affect the ability of the Group to compete in the market place and affect the Group’s revenue and reputation.

Treasury

Principal Risk Description

The Group operates across a number of jurisdictions and so is exposed to currency fluctuations. The risk of foreign exchange fluctuations may be increased as a result of Brexit.

The Group may require additional debt funding in order to execute its acquisition strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group’s operational and financial flexibility may be restricted by its level of indebtedness and covenants and financing costs could increase or financing could cease to be available in the long term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

Potential Impact

The relative values of currencies can fluctuate and may have a significant impact on business results. Insufficient access to funding could limit the Group’s ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.

Tax

Principal Risk Description

The tax treatment of the Group’s operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals’ tax arrangements, including the OECD’s Base Erosion and Profit Shifting project and EU state aid rules. As a result of the HPE Software acquisition, the Group may be required under the tax matters agreement entered into with HPE (the “TMA”) to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of HPE Software from HPE.

Future changes to U.S. and non-U.S. tax laws could adversely affect the Group. The Group will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Potential Impact

Tax liabilities in various territories in which the Group operates, particularly as a result of the HPE Software acquisition, could be significantly higher than expected. The Group may be obliged to make indemnification payments to HPE under the TMA, which, if payable, would likely be substantial.

Macro-Economic Environment and Brexit

Principal Risk Description

The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic and political conditions in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the U.K.’s withdrawal from the EU (Brexit), could have an adverse effect on the Group.

Additionally, failure to have appropriate processes in place to assess, respond, monitor and track the impact of Brexit on the Group could also have an adverse effect on the Group.

Potential Impact

Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues. Adverse Brexit outcomes could also negatively impact upon people, tax, treasury, regulatory or commercial matters across the Group.

Cyber Security (previously part of IT Systems and Information)

Principal Risk Description

Risk of hacking or other cybersecurity threat leading to data loss and/or disruptions to business. The IT environments of both the Group and its customers may be subject to hacking or other cybersecurity threats, which may harm customer relationships, financial performance and the market perception of the effectiveness of the Group’s products.

Potential Impact Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group’s products.

Internal Controls over financial reporting

Principal Risk Description

As part of its disclosure obligations in the United States the Group is required to furnish an annual report by its management on its internal controls over financial reporting and include an attestation report issued  by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes –Oxley Act of 2002 (SOX) . The first report will be required to be produced as of October 31, 2019. As part of the SOX Implementation Plan, we have identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The two identified material weaknesses related to the fact that the Group did not have sufficient formally documented and implemented processes and review procedures, nor did it have sufficient formality and evidence of controls over key reports and spreadsheets.  Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures to remedy these weaknesses. For details of these remedies, see ‘‘Item 15. D Changes in internal control over financial reporting”.  However, there is a risk that the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting by October 31, 2019, and there is a risk that other deficiencies may be identified.

Potential Impact

Failure to correct the material weaknesses or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.  It could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Item 4.	Information on the Company
Item 4. A.	History and development of the company.

Overview

Micro Focus is a global infrastructure software business delivering value to approximately 40,000 customers over our heritage of more than 40 years. Micro Focus is focused on customer centric innovation delivered through operational effectiveness and scale, with revenues of $4,754.4m and profit for the period of $784.1m for the 18 months ended October 31, 2018.

The Company is subject to the information requirements of the US Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the company files its Annual Report on Form 20-F and other documents with the SEC. It is possible to read and copy documents that have been filed with the SEC at its headquarters located at 100 F Street, NE, Washington, DC 20549, US. You also may call the SEC at +1 800- SEC-0330. In addition, the Company’s SEC filings are available to the public at the SEC’s website, www.sec.gov.

Our website – www.microfocus.com

Access comprehensive information about the Company and download shareholder publications at the corporate website; visit the Investor Relations section for the latest company news, dividend and share price data.

The Micro Focus Group, headquartered in Newbury, U.K., is a global enterprise software company supporting the technology needs and challenges of the Global 2000. Its solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times.

Micro Focus was founded in 1976 and in 1981, it became the first company to win the Queen’s Award for Industry purely for developing a software product. The product was CIS COBOL, a standard-compliant COBOL implementation for microcomputers.  Micro Focus’ COBOL products remain important components of the Micro Focus Product Portfolio, which now extends to more than 300 products.

We are a consolidator in the mature and fragmented infrastructure software market, and the HPE Software business transaction is the latest proof point of our strategy to pursue a portfolio management approach designed to deliver strong shareholder returns over time. The Board is confident that the company is well placed to pursue further consolidation in time and apply its established and effective business model to previously poorly managed assets, and so generate a sustainable returns model aligned with shareholder interests.

Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 100 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange. As of February 19, 2019 (the latest practicable date prior to the date of this Annual Report on Form 20-F), Micro Focus had a market capitalization of £7.5 billion ($9.7 billion).

Micro Focus has more than 40 years of experience in delivering proven, scalable and robust solutions.

The Group’s powering customers’ digital transformation with solutions spanning four key areas:

•	Enterprise DevOps (Speed)
— Build and deliver better software faster

•	Hybrid IT Management (Agility)
— Operate with agility

•	Security, Risk, and Governance (Security)
 — Secure what matters most

•	Predictive Analytics (Insights)
— Analyze in time to act

The systematic application of the Micro Focus business model is driving better clarity of purpose, the alignment of goals and the creation of a more dynamic environment where execution is faster, operations simpler and people more accountable. Approximately 14,000 employees are working to common goals around our core ability to make, sell and support enterprise-class infrastructure software across a broad and deep portfolio of more than 300 products. Our team is becoming more accustomed to this performance-based culture focused on delivering value to customers for the long-term.

Acquisitions and Investments

The Micro Focus Group has a successful track record of executing and integrating selected strategic acquisitions. The Micro Focus Group’s acquisitions, in addition to delivering shareholder value through cash generation, have supplemented its organic growth strategy by broadening its technology proposition and extending the addressable market and customer base whilst also expanding the geographic reach of the business.

In each case, the Micro Focus Group’s management team has successfully integrated the new business into the Micro Focus Group’s then existing operations and executed a program of targeted cost cutting and/or restructuring in order to improve operational efficiencies and Group profitability. In any acquisition, there are integration challenges and risks to varying degrees according to the size and complexity of the transaction. The Micro Focus Group has faced challenges relating to the incorporation of acquired technologies or products into its existing product lines and relating to the integration of the operations, facilities, personnel and commission plans of acquired businesses into the Micro Focus Group. The Micro Focus Group has also faced difficulties coordinating and consolidating the services and operations of acquired businesses across different service areas, regulatory systems and business cultures, including coordinating communications and service offerings with newly acquired customers.

This annual report covers the 18 months ended October 31, 2018 with the comparative periods being the 12 months ended April 30, 2017 and the 12 months ended April 30, 2016.

The Group has undertaken two material corporate development activities within the 18 months ended October 31, 2018:

•	On September 1, 2017, the Group acquired the Software business of Hewlett Packard Enterprise (“HPE Software”), within the Micro Focus Product Portfolio.

•
On July 2, 2018, the Group announced, and on August 21, 2018, our shareholders approved, the sale of our SUSE operating segment. The transaction is expected to complete in the first quarter of calendar year 2019 and SUSE remains under the control of the Group until this point. For the purposes of the Group’s financial statements, the SUSE business is treated as a discontinued operation.

These transactions have both had a material impact on the trading performance and presentation of the financial statements.

Details of business combinations including the transaction to acquire HPE Software, for the 18-months ended October 31, 2018 and the 12-months ended April 30, 2017 and April 30, 2016 can be found in note 39 of the financial statements in Item 18.

Item 4. B.	Business overview.
The Group is a global enterprise software provider supporting the technology needs and challenges of 40,000 customers, from small and medium size enterprises to many in the Forbes Global 2000. The Group’s solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements, including the protection of corporate information at all times.

The period under review is an 18-month timeframe, as a result of moving our year-end from the end of April to the end of October.

This has been a significant time of change for the Group following our transaction to acquire the HPE Software business, which completed on September 1, 2017. The improved financial and operational performance in the second half of the year to October 31, 2018 is evidence that the we have seen a robust application of the Micro Focus business model after a challenging start to the integration. We are approximately a year behind where we expected to be in terms of the integration program, and these challenges have been disruptive and difficult at times, but significant progress has been made in stabilizing systems and people and instilling customer centric discipline. As a result, the board continues to have full confidence in the HPE Software business acquisition, the Micro Focus investment proposition, and our shareholder returns model.

The board is also confident that the company is well placed to pursue further consolidation in time and apply its established and effective business model to previously inappropriately managed assets, and so generate a sustainable returns model aligned with shareholder interests. As part of our portfolio management, and as mentioned above, on July 2, 2018 we announced the sale of the SUSE business for $2.5 billion. The transaction is expected to complete in the first calendar quarter of 2019. When we acquired the Attachmate Group in November 2014 for $2.35 billion, SUSE represented approximately 20% of the revenues of the acquired assets. The sale of SUSE to EQT Partners represents an outstanding return on investment for our shareholders.

The proposed sale of SUSE, was approved by the shareholders on August 21, 2018. As a result, for management purposes, following the agreement to disposal of the SUSE business, the Group is organized into a single reporting segment comprising the Micro Focus Product Portfolio. Consistent with this, the Chief Executive Officer of SUSE, Nils Brauckmann, stepped down from the board on July 11, 2018 to concentrate on the sale. As such, the CODM from July 11, 2018 consisted of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer.

We operate one segment under IFRS 8:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organization. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernization & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

Seasonality

Micro Focus’ quarterly revenues have historically been affected by a variety of seasonal factors typical of an enterprise software business with a license fee model and the industry in which it operates.

The operating margins of its businesses are generally affected by seasonal factors in a similar manner because its base of largely fixed costs remains consistent throughout the year. Micro Focus believes that this trend will continue in the future and that its total revenue will continue to peak in the fourth fiscal quarter of each year. In aligning the financial year end of the Enlarged Group to October 31 following Closing, Micro Focus the fourth quarter license fee peak moved from April 30, 2018 to October 31, 2018. Maintenance and subscription fee renewals are spread throughout the financial year, however, there is a seasonal peak in the quarter ending January 31 as a result of the calendar year end, which coincides with the financial year-end of a large number of other companies.

The Micro Focus Strategy and Business Model

Micro Focus’ strategy and business model are designed to deliver sustained customer value and strong, consistent shareholder returns over the long term.

The market dynamics that have driven our strategy and business model since 2011 have not changed. We continue to believe the infrastructure software market is fragmented and consolidating. This belief has been supported by significant M&A elsewhere in the market during the 18-month period under review. Micro Focus continues to build the scale and operational efficiency to be a leader in this consolidation over time. Our unwavering focus on delivering customer value through effective long-term product management, coupled with our operational efficiency and consistent, disciplined capital allocation, make us well placed to succeed.

As mentioned above, the business environment in which our customers operate is increasingly competitive and the systems, applications and infrastructure that underpin their business operations are highly complex. Customers want and need a partner for the long-term that is committed to, and capable of, helping them modernize and protect their existing technology, adopt innovation and exploit new business models while maximizing the value of and return from existing investments. Partnership with Micro Focus enables customers to better exploit new opportunities, deal with changing operational and legislative requirements, and increasingly sophisticated cyber threats. From a product portfolio perspective, the foundation of our strategy and business model is direct engagement with customers to ensure we deliver the products, solutions and deployment options they need – we call this “customer centric innovation”.

In essence, we bridge the old and the new to deliver innovation faster at lower risk and are committed to being a consistent, reliable partner for the long term.

Applying the Micro Focus Business Model

As the industry continues to consolidate, Micro Focus can draw upon extensive, relevant experience having completed and successfully integrated 15 acquisitions in the past decade. The integration of the HPE Software business has involved additional complexities, largely because it was a carve-out of a division from a larger parent, as opposed to the acquisition of a business that had been operating independently. The HPE Software business was a fully integrated, albeit small division of HPE that relied upon the parent company’s strategy, business model and central support functions. As a result, there has been much more work to do on this integration in the areas of go-to-market, business process simplification and IT systems, within a broader challenge on overall style, tone and pace of execution.

Systematic application of the Micro Focus business model is now driving better clarity of purpose, the alignment of goals and the creation of a more dynamic environment where execution is faster, operations simpler and people more accountable.

Product Portfolio

Across the five product categories, we report against we have more than 300 products. The execution against our goal of customer centric innovation has been strong. Customer commitments and thought leadership have been delivered across the product portfolio with more than 500 product releases in the year, ranging from small functional updates through to completely re-architected solutions and highly innovative new capabilities.

This represents great depth of capability and experience to help our customers address some of the most complex challenges they face. To better enable our customers and partners to exploit this breadth and depth we are re-aligning resources to develop compelling value propositions across four focus areas – Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics. The strength and competitive differentiation across these areas is significant and we are excited by what we do for customers today and the potential we have to do even more in the future.

Business Model

The typical stages of a product life cycle are from new product introduction through to high growth to broad adoption and maturity, to decline and ultimately obsolescence.

We are an infrastructure software company. We make, sell and support software. Our focus is delivering what we call customer centered innovation. This is innovation that enables customers to bridge existing and emerging technologies, protecting investments and supporting their digital transformation. We seek to be agile and efficient, easy to do business with, and to have a stable, skilled and diverse workforce. Our goal is to deliver consistently high levels of shareholders returns for the long-term.

Current portfolio – underpinning the business model and clear execution and investment discipline

When considering investment priorities, both organic and inorganic, we evaluate our options against a set of characteristics mapped to each stage of this adoption cycle enabling the categorization of our product portfolio into one of the four quadrants represented in the table below.

New Models Products or consumption models (cloud and subscription) that open new opportunities could become growth drivers or represent emerging use cases that we need to be able to embrace.	Growth Drivers Products with consistent growth performance and market opportunity to build the future revenue foundations of the Group.

Optimize
Products with declining revenue performance driven by the market or execution. Investments directed to correct trajectory to move back to the core category or focused to optimize long-term returns.
Core Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended.

How we run our business

The Micro Focus strategy and proven operating model continues to position this organization as a financially strong and successful leader in the infrastructure software sector. Key to our strategy is the consistent delivery of “Customer centric innovation” that delivers tangible business impact for customers in all stages of the software lifecycles. This results in enabling new business models or use cases, reducing operational costs and risks, and protecting existing investments so to extend productive use.

By enabling customers to apply the latest innovations to their existing technology investments; Micro Focus helps customers gain additional return on investment they have already made and reduces risk by allowing them to preserve and protect their existing data and business logic.

The customer proposition
What sets us apart	What drives our business		What this means for our customers
Strong products and intellectual property Our products are deeply embedded in customers’ infrastructure and underpin transactions, processes and systems globally. +	Bridging now and next We bridge the now and the next, enabling mission critical applications and data to continue to be leveraged across the organization. +	>	Improved return on investment so customers can extend productive use and maximize return on investment (“ROI”).
Broad portfolio Our portfolio delivers solutions across many IT disciplines and provides customers with the opportunity to simplify their vendor landscape. +	Latest innovative features We build the latest innovative features and capabilities that are enterprise-grade and scalable into our core products. +	>	Reduce risk so customers can run and transform their business through adopting innovation with less risk.
Customer centered innovation We fully understand the needs of customers and deliver tangible business impact. +	Easy to do business with We provide customers with the choices to meet their IT operating objectives and run their business models. This includes flexibility in both deployment and commercial models.	>	Flexibility so customers can select what works for their enterprise and budget. This allows customers to plan for today and tomorrow with flexibility to adapt and change.

The four-box model
Our investment priorities consider opportunities in all stages of the product lifecycle to ensure that we maximize the value delivered to the customers over the entire life of a product.

What this means for our investors
	What sets us apart	What drives our business		What this means for our investors
1	We operate at size and scale As a natural consolidator in the market, we have economies of scale leveraging shared functions and resources across our portfolio. +	A proven financial operating model Efficient and fit for purpose operating model supported by strong financial discipline. +	>	Return on investment Total shareholder returns of between 15-20%
2	People We have a broad, highly experienced management team, skilled in applying the Micro Focus financial and operating model. +	Value creation through consolidation Experience in bringing together complex products through market consolidation, delivering better integration and strong value creation. +	>	Margins Industry leading operating margins.
3
Highly cash generative portfolio
We have a broad portfolio of products with significant market positions and high switching costs. This generates significant recurring revenue streams and cash generation.

+

		Efficiency in capital allocation Efficient investment in capital whether organic or inorganic.	>	Cash returns Exceptional levels of cash generation and returns to shareholders.
4	A track record of market consolidation We have a proven track record of consolidating the market and successfully executing complex integrations.

Marketplace

Our customers’ IT environment is very complex.

Over many years technology and innovation has transformed most organizations, multiple times. It continues today. This repeated transformation in the relatively short history of the IT industry has created very complex environments. Co-located, highly cohesive teams with deep subject matter expertise have become highly distributed, multi-disciplined teams that work at speed. The realization of new computing platforms, new networking infrastructures and new application access models has produced a very complex picture, and enterprise organizations need to balance many technology and platform combinations simultaneously. Importantly, in order to manage this complexity, companies must exist in multiple paradigms simultaneously – which means connecting mainframes with client server systems with mobile applications: all in a mixture of on-premise and off-premise workloads. With the business environment constantly changing, this becomes very hard to do; and even harder to do at speed and with acceptable levels of risk.

The new normal

The behaviors of IT users have changed substantially over the last decade. These behaviors have created a new set of expectations that IT must continuously deliver while at the same time budgets have been reduced. This “new normal” requires IT to adapt and react to new demands and user expectations while increasing returns and reducing risk.

A drive to digital transformation

Speed	Enterprise DevOps Build and deliver better software faster
In the digital economy, time-to-market and quality determine success. With our solutions, our customers can unleash the power of DevOps across their hybrid IT landscape — quickly bringing innovative ideas to life at the pace your business demands. Now speed and quality can go hand in hand.

Agility	Hybrid IT Management Operate with agility
Hybrid IT can be a sprawling, volatile, siloed place that jeopardizes our customers’ ability to compete. With our solutions, our customers can master hybrid IT with new agility — bridging traditional and transformational IT services from mainframe to mobile, from corporate to cloud. Embracing the future does not mean replacing the past.

Security	Security, Risk & Governance Secure what matters most – identities, applications, and data
Cyber threats are escalating. Aging applications and both existing and new processes are full of unforeseen risks. Privacy and compliance requirements are mounting and point solutions do not offer the scope, vision, or cross-silo analytics needed for these company-wide challenges. With our solutions, our customers can take a holistic, analytics-driven approach to securing what matters most — identities, applications, and data.

Insights	Predictive Analytics Accurate predictions, actionable insights, and automated discovery
Lakes of data are valuable only if our customers can surface the insights hidden within their depths. With our solutions, they can leverage machine learning to transform unlimited volumes of data into accurate, actionable, automated insights — at the speed of your business. Now they are ready to make predictions and influence business outcomes.

Our product group
Micro Focus has 5 portfolios with over 300 product lines, which each deliver unique value in areas our customers demand. Our product groups, as set out in the Portfolio Review section, include a combination of stand-alone products that address specific use cases and integrated suites to help our customers run and transform IT infrastructure. This approach means our customers are able to innovate faster with less risk.
5 product portfolios 25 sub portfolios 300 product lines

Product groups

The Micro Focus Product Portfolio consists of five product groups as set out below. Our product groups are uniquely positioned to help customers maximize existing software investments and embrace innovation in a world of hybrid IT—from mainframe to mobile to cloud.

Application Modernization & Connectivity (AMC)	Application Delivery Management (ADM)	IT Operations Management (ITOM)	Security	Information Management & Governance (IM&G)

Micro Focus’ Application Modernization and Connectivity solutions help customers lower cost and improve speed and agility by modernizing core business systems. With a combination of COBOL, Mainframe, Host Connectivity and CORBA software, this portfolio helps customers bridge the old and the new and future-proof investments made in technology, applications and processes over time.

Micro Focus’ Application Delivery Management solutions help our customers to accelerate their application delivery and ensure quality and security at every stage of the application lifecycle from the first backlog item, to the user experience in production. Micro Focus is the only vendor to provide an integrated end-to-end application life-cycle management solution that is built for any methodology, technology, and delivery model.

Micro Focus’ IT Operations Management solutions allow teams to operate with agility to both run and transform their businesses. Providing customers with the capabilities to manage and accelerate the end-to-end service fulfilment lifecycle, enabling them to more efficiently assure and govern services and helping them shift to being an IT service provider that continually provides value and insights. Micro Focus’ ITOM portfolio has a broad range of offerings from enterprise service and network monitoring and management through to cloud-native and multi cloud management and migration supported by an integrated platform with a common data layer, analytics and orchestration (AIOps).

Micro Focus provides customers with a comprehensive set of cybersecurity solutions that protect data, secure applications and endpoints, manage identities and access, and provide continuous security motoring through an operations center. Micro Focus Security solutions help customers secure what matters most—identities, applications and data.

Micro Focus’ Information Management & Governance solutions help customers access, understand and control data throughout its lifecycle to manage information-borne risk that can manifest itself in the form of fines, sanctions and legal matters. Primary solutions address compliance, governance and privacy requirements.

Case study: Empire Life	Case study: CONA services LC	Case study: Allianz Czech Republic	Case study: Allegiant	Case study: RTVE

The challenge
Simplify support and maintenance environment, while achieving cost savings. Empire Life wanted to move towards DevOps and needed to be more responsive to growing business requirements.

Products and services
Micro Focus Enterprise Developer
Micro Focus Enterprise Server

Results
• 30% development productivity increase.
• Annual cost savings of up to $1.15m.
• Ready to move to DevOps.
• Higher quality product and service.
• Increased team collaboration.

The challenge
Ensure SAP platform stability and uninterrupted service while deploying rapidly at a scale during Coca-Cola bottler refranchising effort.

Products and services
Performance Centre SaaS, Application Lifecycle Management, Professional services, Customer Success Manager.

Results
• Performance test SAP applications on shared-instance platform used by North America Coca-Cola bottlers to generate $21bn in annual revenue.
• Scale users and loads without service interruption.
• Support uninterrupted daily operations of more than 80,000 bottler employees.

The challenge
Allianz wanted to take a more transparent and collaborative approach to all its key DevOps processes by implementing a home developed helpdesk system and separate tool for development processes

Products and services

Use Micro Focus SSM to create a single point of contract into IT and streamline both IT and business processes

Results

•  Our unified platform for development and helpdesk requirements

•  30% increase in efficiency and productivity

•  Improved helpdesk performance

•  Increased insight and transparency + Improved collaboration between IT and business

The challenge
Protect credit card data and customer information while complying with the Payment Card Industry Data Security
Standard (PCI DSS).

Products and services
Voltage SecureData, Voltage SecureData Web, Secure Stateless Tokenization.

Results
• Millions of dollars in enhanced revenue by redeploying development staff to revenue generating projects.
• 100% customer transactions now protected by Voltage SecureData.
 • No credit card details stored- reduced from millions previously.

The challenge
Significantly reduce TV production times by creating an easily searchable repository containing 50 years’ worth of archived content with over 20m assets.

Products and services
Micro Focus IDOL

Results
• Content searches and retrieval completed in seconds instead of hours or days
•  Support corporate digital transformation project.
•  Effective collaborative relationship with Micro Focus Professional Services.
•  User-friendly search solution for producers and journalists.

Go-to-Market Organization and Execution Capability

Following completion of the acquisition of the HPE Software business, a combined go-to-market organization was implemented and launched on November 1, 2017. This design and implementation was overly complex in both structure and processes, and the resulting lack of clarity and accountability led to significant sales execution issues, which were compounded by the IT systems challenges covered later in this report. Both these issues combined to drive significantly elevated levels of attrition within the sales organization. Correcting organizational design issues and improving execution has been a key priority of the management team since March. Improvement measures have focused on the consistent execution of simpler, more effective sales processes.  These have been underpinned by better alignment and accountability within the sales management teams through the removal of unnecessary global structures and management layers.

To improve the quality of customer engagement, we have made organizational changes to align marketing and product teams much more tightly and invested in a consistent approach to enablement globally. In addition, investments were made to re-build an appropriate account management program to support our largest customers. These capabilities were part of the broader HPE and existing Micro Focus coverage models prior to completion but were not catered for effectively in the initial design post completion.

In April 2018, Micro Focus established a new approach to comply with US federal requirements and to better serve the needs of our classified and controlled US Federal Government customers. This involved a strategic partnership where customer engagement and operations where undertaken by a third party on our behalf.

The hiring engine has been re-engineered and is now functioning effectively. It is anticipated that the combination of more empowerment through clarity of accountability, better enablement and improved hiring and on-boarding will see attrition levels stabilize further and begin to trend down.

A disciplined sales management process has been established globally to drive the consistently high levels of sales execution expected from the organization and we have strengthened the team at all levels but notably through the appointment of Jon Hunter as Chief Revenue Officer. Jon joins us with extremely relevant experience and a great track-record in leading global sales teams.

There are always improvements to be made in sales execution and this will remain the key focus for Jon and the sales leadership team.

IT Systems

At the time of the combination of the Micro Focus and the HPE Software businesses, we envisaged that we would migrate the existing Micro Focus business onto a new set of IT systems designed and implemented by HPE to support the carve out and sale of their software business. Unfortunately, challenges with these IT systems have been significant, including issues around data migration, system configuration and the integration of applications. In the three months to January 31, 2018 in particular, this impacted our ability to quote, invoice and collect cash, as well as pay suppliers, partners and our sales teams.

These systems are now stable and able to support the operations of the business but still require more manual intervention than we want. There is significant foundational work underway to address this, focused on the back-office organization to simplify operations and processes, increase automation and improve resilience to drive operational efficiencies. The issues experienced and the subsequent foundational remediation work required have slowed our plan to migrate to a single IT platform.

This is being addressed through a parallel project underway to build the future, simplified systems architecture for the Group, which upon completion will enable further automation of the improved processes and deliver the platform for ongoing operational improvements. Until the completion of that project, the Group continues to operate on two IT architectures with the attendant complexity this adds to our business operations and control environment. To maintain the required control environment, the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls.

Continuous Improvement of Day-to-Day Operations

Our business model is focused on delivering targeted, relevant business outcomes for customers and consistent returns for shareholders.

The foundation of this is the development of a company-wide culture of continuous improvement delivering fit-for-purpose operations and a more dynamic, execution-orientated environment where team members are empowered and accountable and the overall organization aligned to common goals.

In support of this, we are making additional investments in the enablement and development of our team, increasing focus on people engagement, inclusion and diversity, and developing a more comprehensive Corporate Social Responsibility plan.

We remain focused on and fully committed to running our enlarged operations as effectively and as efficiently as possible while driving our key integration priorities, notably improved IT systems and back office functions, to completion.

Financial discipline

Our focus on operational rigor and effectiveness is coupled with robust financial and capital allocation discipline.

The merger of the Micro Focus and HPE Software business has provided a significant opportunity for operational improvements and cost efficiencies. To date there has been good progress on cost reduction as evidenced by the continued expansion in margins, with further opportunities ahead.

The on-going optimization of our operations is designed to deliver strong operating margins through the realization of these cost efficiencies at pace, balanced with the continued delivery of our core value proposition of making, selling and supporting infrastructure software solutions that customers value and rely on. Effective execution will deliver a platform for further M&A that targets underperforming assets ready to be improved by the application of the Micro Focus business model.

Value creation – SUSE sale

On July 2, 2018, as mentioned above, we announced definitive terms, subject to shareholder approval, for the sale of SUSE for a total cash consideration of $2.535 billion to EQT. We received shareholder approval on August 21, 2018. We believe this price represents a highly attractive enterprise valuation for SUSE at a multiple of approximately 7.9 times revenue for the 12 months to October 31, 2017 and reflects an excellent return on the investments we have made to support and grow this business since it was acquired in 2014. In addition to a great value return for shareholders, we see the purchaser, EQT, as a strong long-term investor for SUSE.

In line with our capital allocation strategy we intend to return the proceeds to shareholders after tax, transaction costs and any mandatory debt repayments have been accounted for. This will be shortly after completion of the transaction, which is currently anticipated to be in the first calendar quarter of 2019.

Group Outlook

Micro Focus’ strategy and business model are designed to deliver strong and consistent shareholder returns over the long-term. We are encouraged by progress over recent months and believe we are getting back on track to focus on our outstanding customer and partner relationships founded on delivering software that is essential to mission-critical business processes, and to provide our investors with consistently strong results going forward. Our technology, expertise and the commitment to enabling customers to both embrace new innovation and leverage their established IT investments is a major positive differentiator in the infrastructure software market.

Item 4. C.	Organizational structure.

The Group is organized to make software, sell software and support software. The Group’s parent company is Micro Focus International Plc, whose shares are listed on the London Stock Exchange and is a member of the FTSE 100 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange

As at October 31, 2018, the Group had a presence in 49 countries worldwide and employed approximately 14,000 people.

A full list of the Group’s subsidiaries can be found in Exhibit 8.1 of Item 19.

Item 4. D.	Property, plants and equipment.

The plants and properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs.  Our headquarters are located at premises in Newbury, England. We own or lease properties amounting to over 2.8m sq. ft of space, in over 40 countries worldwide. One individual leased property, located in Provo, Utah, is material to the Group, where we currently lease approximately 405,700 square feet of office space. The lease on this facility expires in 2025, with an option to extend for a further three, 5-year periods. Our current annual rent under this lease is $7.7m.

The information set forth under the headings:

•	“Property, plant and equipment” in note 12 of the “Notes to the consolidated financial statements” in Item 18;

•	“Operating lease commitments – minimum lease payments” in note 36 of the “Notes to the consolidated financial statements” in Item 18.

of the consolidated financial statements.

Item 4A.	Unresolved Staff Comments

There are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before October 31, 2018.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of the Company and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Micro Focus for:

•	the 18 month ended October 31, 2018, as compared to the 12 month period ended April 30, 2017; and
•	the 12 month period ended April 30, 2017, as compared to the 12 month period ended April 30, 2016.

The following discussion and analysis contains forward-looking statements. See “Risk Factors” and “Cautionary Statement on Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. The following should be read in conjunction with the Group’s consolidated financial statements and the notes thereto included in Item 18. The following discussion and analysis contains forward-looking statements. See “Cautionary Statement on Forward-Looking Statements’’ on page 4 and “Risk Factors” in Item 3D on page 9 in this Annual Report on Form 20-F for a discussion of the uncertainties, risks and assumptions associated with these statements.

Item 5. A.	Operating results.

Business Overview

Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 100 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

The Group is a global enterprise software provider supporting the technology needs and challenges of the Forbes Global 2000. The Group’s solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements, including the protection of corporate information at all times. The Group has more than 14,000 employees in 49 countries worldwide and has over 40,000 Enterprise customers.

This annual report covers the 18 months ended October 31, 2018 with the comparative periods being the 12 months ended April 30, 2017 and 12 months ended April 30, 2016.

The Group has undertaken two material corporate development activities within the 18 months ended October 31, 2018:

• On September 1, 2017, the Group acquired the Software business of Hewlett Packard Enterprise (“HPE Software”), within the Micro Focus Product Portfolio.

• On August 21, 2018, our shareholders approved the sale of our SUSE operating segment. The transaction is expected to complete in the first quarter of calendar year 2019 and SUSE remains under the control of the Group until this point. For the purposes of the Group’s financial statements, the SUSE business is treated as a discontinued operation.

These transactions have both had a material impact on the trading performance and presentation of the financial statements.

The Group’s segment under IFRS 8 is:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organization. The products within the existing Micro Focus Product Portfolio are grouped together into four sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernization & Connectivity, Application Delivery Management, IT Operations Management and Security, Information Management & Governance.

Critical Accounting Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Annual Report. We believe that the following judgments and estimates are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

A Potential impairment of goodwill and other intangible assets

Each period, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the value in use of its CGU’s. These value in use calculations are dependent on estimates of future cash flows, long-term growth rates and appropriate discount rates to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate in particular are provided in note 10 Goodwill of the Group Financial Statements within Item 18.

B Provision for bad debt

The bad debt provision has historically been estimated based on the ageing of each debtor and on any changes in the circumstances of the individual receivable. The historic level of the provision has been very low given the high number of recurring customers and credit control policies with less than $2m of debtors written off as uncollectable in the two previous periods prior to April 30, 2017. However, as discussed in the Chief Financial Officer’s report the newly implemented IT environment in this period caused a material disruption within the order to cash process for the acquired HPE Software business, particularly impacting invoices raised between 1 November 2017 and April 30, 2018, which has significantly elevated debtor ageing with DSO days increased to 94 at October 31, 2018.

The system issue and subsequent cash collection has since been a key focus for the finance team and it has been found that the primary risk of bad debt is not believed to be related to specific customer credit risks or inappropriate billing, but instead to the administrative burden of invoice remediation needed by the Group before invoices can be resent to customers and payment made by the customer. This burden is high due to the volume of invoices impacted that require administrative changes. The related bad debt provision has been increased to $41.9m as a result of these circumstances at period end against total trade receivables of $1,089.6m. The provision is equivalent to the assumption that only the largest 15% of invoices by value aged > 90 days are expected to be collected and this reflects that a high volume of invoices were impacted. Given the number of invoices impacted, it is reasonably foreseeable that the volume of invoices actually collected will be different to 15% and given that a collection rate of 15% is relatively low, it is more foreseeable that there is greater upside than downside. Were only the largest 10% of invoices by value aged > 90 days collected then the provision recognized would need to be increased by $17m. However, if the largest 20% of invoices by value aged > 90 days were collected then the provision would be reduced by $10m and collection of the largest 30% would reduce the provision by $23m.

C Business combinations

When making acquisitions, the Group has to make judgments and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations, otherwise valuations are done by management using consistent methodology with those used on prior period acquisitions.

Key judgments upon the acquisition of the HPE Software business were required in the assumptions used to underpin the valuation of acquired intangibles, particularly Customer Relationships ($4.48bn) and Technology ($1.81bn).

There was also judgment used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity, which obtains control in the transaction. As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued the equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting is set out in the notes to the Consolidated financial statements (note 39) within Item 18.

D Revenue recognition

The key areas of judgment in respect of recognizing revenue are the timing of recognition and how the different elements of bundled contracts are identified, for example between license and maintenance revenues.

E Exceptional Item classification

The Group classifies items as exceptional in line with accounting policy F. The classification of these items as an exceptional is a matter of judgment. This judgment is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

F Provision for income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognizes liabilities for anticipated settlement of tax issues based on judgments of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgments on the probability and amount of any tax charge, management takes into account:

•	Status of the unresolved matter;
•	Strength of technical argument and clarity of legislation;
•	External advice;
•	Resolution process, past experience and precedents set with the particular taxing authority;
•	Agreements previously reached in other jurisdictions on comparable issues; and
•	Statute of limitations.

The key judgments in the period were related to the internal transfer of certain Group companies and whether this would create an additional tax charge through non-compliance with specific operational and transactional restrictions arising from US tax legislation and their application to the acquisition of the HPE Software business.  Based on their assessment the directors have concluded that no tax provisions are required with regards to these matters.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Results of Operations

The  results of operations and should be read in conjunction with the consolidated financial statements included under Item 18 in this Annual Report on Form 20-F. The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

The Group’s statutory financial statements reflect the trading performance of the continuing operations for the 18 months ended October 31, 2018 compared to the 12 months ended April 30, 2017 and April 30, 2016. Within the 18 months, the Group has undertaken two corporate development activities, which have both had a material impact on the Group’s reported results:

•
On September 1, 2017, the Group acquired the software business of HPE, which are reported within the Micro Focus Product Portfolio. The Group aligned the Micro Focus accounting period end (previously April 30,) to the HPE Software business period end of October 31, resulting in an 18-month accounting period to October 31, 2018 for the combined entity.

•
On August 21, 2018, shareholders voted to approve the proposed transaction whereby the Group agreed to sell its SUSE Product Portfolio. Following the approval, the SUSE operating segment meets the definition of a discontinued operation under IFRS 5, which results in the SUSE performance being excluded from the individual line items of the income statement and balance sheet. SUSE is instead included as a single line entitled “profits from discontinued operations” within the income statement and as an “asset held for sale” or “liability held for sale” on the balance sheet. The transaction is expected to complete in the first quarter of calendar year 2019 and SUSE remains under the control of the Group until that point.

The table below sets out the impact the transactions have had on the Group’s financial statements and the additional disclosures which the directors have elected to make in order to improve the understanding of the financial statements:

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
HPE Software	14 months post acquisition	Excluded	Excluded
SUSE	Excluded from continuing operations	Revised and excluded from continuing operations	Revised and excluded from continuing operations

All narrative within this report focuses on the continuing operations unless otherwise stated.

18 months ended October 31, 2018 compared to the 12 months ended April 30, 2017

The Group has adopted an 18-month accounting period, which ended on October 31, 2018. As a result, the comparison to the previously reported 12 months ended April 30, 2017 presents substantial period-on-period increases due to the longer period of account in the current reporting period. The statutory presentation excludes the discontinued SUSE business from individual line items for each of the reporting periods presented below. The 18-month period to October 31, 2018 includes 14 months of results for the acquired HPE Software business.

•     The previous 18 months has been a transformational period for the business.

•     The HPE Software business transaction, SUSE disposal and change in accounting period have added a level of complexity to the financial statements.

•     The continuing business of the Group generated revenues of $4,754.4 million in the 18 months ended October 31, 2018.

•     The Group generated a profit before tax of $34.1 million in the 18 months ended October 31, 2018.

•     The total dividend per share for the 18 months ended October 31, 2018 is 151.26 cents which is growth of 71.8% on the full year dividend for the 12 months ended April 30, 2017 of 88.06 cents.

	18 months ended October 31, 2018	12 months ended April 30, 2017 [1]
Continuing operations	$m	$m
Revenue	4,754.4	1,077.3
Operating profit (before exceptional items)	915.0	324.7
Exceptional items	(538.2)	(97.3)
Operating profit	376.8	227.4
Net finance costs	(336.9)	(95.8)
Exceptional finance costs	(5.8)	-
Profit before tax	34.1	131.6
Taxation	673.1	(7.5)
Profit from continuing operations	707.2	124.1
Profit from discontinued operations	76.9	33.7
Profit for the period	784.1	157.8

1 The comparatives for the 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment.

Revenue

In the 18 months ended October 31, 2018, the Group generated revenue of $4,754.4 million, which represents an increase of $3,677.1 million (341.3%) on the $1,077.3 million in 12 months ended April 30, 2017. The increase in trading is driven by the acquisition of the HPE Software business, which has materially increased the scale of the operations, combined with the longer period of account. The impact of the results of the HPE Software business acquisition has not been separately disclosed in this report as it is not practical to do so as it has been integrated into the Micro Focus Product Portfolio segment.

	18 months ended October 31, 2018	12 months ended April 30, 2017 [1]	Period-on- period change
Continuing operations	$m	$m	%
Licence	1,213.7	308.4	293.5%
Maintenance	2,861.6	727.6	293.3%
SaaS & other recurring	373.9	-	n/a
Consulting	366.3	48.2	660.0%
Revenue before haircut	4,815.5	1,084.2	344.2%
Deferred revenue haircut	(61.1)	(6.9)	785.5%
Total Revenue	4,754.4	1,077.3	341.3%

1The comparatives for the 12 months ended April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment.

Revenue in the table above and the subsequent trends in this section are presented before the impact of the deferred revenue haircut, which represents the unwinding of a fair value adjustment to acquired deferred revenue.

The HPE Software acquisition and the long period of account has resulted in revenue increasing 341.3% between the two reporting periods. However, this period-on-period increase is not indicative of the underlying trading performance of the four revenue streams which if considered on a like-for-like basis would show a declining trend over the period of review. From November 1, 2017, the HPE Software operations were integrated with the Micro Focus Product Portfolio and the business was operated and reported on as one consolidated operating segment. The declining trend was further impacted by a number of factors, which management consider to be largely one-off transitional effects of the combination with the HPE Software business, rather than underlying issues with the end market of the product portfolio. Since identifying these issues, substantial investment has been made in stabilizing the IT platform and the business has re-structured the go-to-market organization to better align customer coverage and improve customer engagement levels. This re-structuring has been supplemented with additional investment in better training and enablement and increased hiring of customer facing sales resources to ensure the function was fully staffed at year-end. Additional actions have focused on driving improved execution discipline across the Company.

The narrative below focusses on the period-on-period increases which are all driven by the long period of account and the increase in scale following the acquisition of the HPE Software business.

Revenue by stream performance

Revenue performance in the 18 months ended October 31, 2018.

Licence revenue increased by $905.3 million (293.5%) to $1,213.7 million in the 18 months ended October 31, 2018 compared with $308.4 million in the 12 months ended April 30, 2017.

Maintenance revenue increased by $2,134.0 million (293.3%) to $2,861.6 milion in the 18 months ended October 31, 2018 compared with $727.6 million in the 12 months ended April 30, 2017. Maintenance is a recurring revenue stream and is driven by the volume and value of maintenance revenue attached (or sold) with new license sales, the number of customers you are able to win back (following cancellation) and finally the level of renewals. The trend associated with all of these has remained broadly consistent between the two periods with exception of License volume which if considered on a like-for-like basis would indicate a declining trend in the period for the reasons set out above.

The increase in revenue is primarily related to the acquisition of the HPE Software business and the long period of account.

SaaS and other recurring revenue was $373.9 million in the 18 months ended October 31, 2018. The Group had no SaaS and other recurring revenue in the 12 months ended April 30, 2017. This revenue stream was new to the Group with the acquisition of the HPE Software business.  Performance in the last six months of the 18 month reporting period was impacted by actions to rationalize unprofitable operations and practices and the refocus of resources and investments to delivering the product enhancements required for long-term success.

Consulting revenue increased by $318.1 million (660.0%) to $366.3 million in the 18 months ended October 31, 2018 compared with $48.2 million in the 12 months ended April 30, 2017. The increase in revenue increase was primarily related to the acquisition of the HPE Software business. However, Group continues the previously communicated strategy to focus on consulting engagements which are directly related to the software portfolio rather than pursuing growth on a standalone basis.

Revenue by product group performance

The Group has more than 300 products reported under five product groups. These products are managed at a granular level using application of the Micro Focus four-box model. The cyclical nature of the software order cycle means that when considering underlying revenue trends, year-on-year growth rates by portfolio are not always indicative of an underlying trend and will be impacted by the timing of customer projects. As such, revenue trends at the sub-portfolio level should be viewed over the longer term and revenue trends overall viewed in a similar fashion to that of a portfolio of funds. The table below presents the revenue performance by product group and revenue stream. Following the acquisition of the HPE Software business. The product groups were realigned in the 18 months ended October 31, 2018 and therefore cannot be compared to those in the 12 months ended April 30, 2017.

18 months ended October 31, 2018:

Continuing operations	Licence $m	Maintenance $m	Consulting $m	SaaS & other recurring $m	Total $m
Application Modernization & Connectivity (AMC)	256.3	497.6	17.9	-	771.8
Application Delivery Management (ADM)	185.4	646.7	41.6	114.1	987.8
IT Operations Management (ITOM)	363.2	869.9	192.8	15.1	1,441.0
Security	291.6	580.3	81.4	41.6	994.9
Information Management & Governance (IM&G)	117.2	267.1	32.6	203.1	620.0
Subtotal	1,213.7	2,861.6	366.3	373.9	4,815.5
Deferred revenue haircut	(7.6)	(42.7)	(2.0)	(8.8)	(61.1)
Total Revenue	1,206.1	2,818.9	364.3	365.1	4,754.4

Operating costs

	18 months ended October 31, 2018	12 months ended April 30, 2017
Continuing operations	$m	$m
Cost of sales	1,259.3	216.5
Selling and distribution costs	1,670.0	363.1
Research and development expenses	659.4	122.8
Administrative expenses	788.9	147.5
Total operating costs	4,377.6	849.9

Total operating costs. Total operating costs for the period increased by $3,527.7 million, or 415.1% to $4,377.6 million in the 18 months ended October 31, 2018 as compared to $849.9 million in the 12 months ended April 30, 2017. As described below in the individual cost categories, the increase is primarily in relation to the acquisition of the HPE Software business. From November 1, 2017, the Micro Focus Product portfolio has been run as one operating segment and as such the cost base of the two legacy business has not been tracked separately. Given the nature of the Group’s operations, the single largest component of cost base relates to employee costs and in addition the number of employees is a key driver for the remaining aspect of the cost base. Following the acquisition of HPE Software business, our average headcount increased from 4,663 in the twelve months ended April 30, 2017 to 12,713 in the 18 months ended October 31, 2018.

Cost of sales. Cost of sales increased by $1,042.8 million, or 481.7% to $1,259.3 million in the 18 months ended October 31, 2018 as compared to $216.5 million in the 12 months ended April 30, 2017. The costs in this category predominantly relate to our consulting and helpline support operations, amortization of product development costs and amortization of acquired technology intangibles. The amortization of intangible product development costs increased by $19.6 million from $22.4 million in the 12 months ended April 30, 2017 to $42.0 million in the 18 months ended October 31, 2018. The amortization of intangible purchased technology costs increased by $221.4 million from $59.0 million in the 12 months ended April 30, 2017 to $280.5 million in the 18 months ended October 31, 2018, primarily due to the acquisition of the HPE Software business. Exceptional items increased by $62.5 million from $2.9 million in the 12 months ended April 30, 2017 to $65.4 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in cost of sales of $739.4million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

Selling and distribution costs. Selling and distribution costs increased $1,306.9 million, or 360.0% to $1,670.0 million in the 18 months ended October 31, 2018 as compared to $363.1 million in the 12 months ended April 30, 2017. The amortization of intangible trade names and customer relationships costs increased by $425.6 million from $124.3 million in the 12 months ended April 30, 2017 to $549.8 million in the 18 months ended October 31, 2018, primarily due to the acquisition of the HPE Software business. Exceptional items increased by $33.7 million from $5.5 million in the 12 months ended April 30, 2017 to $39.2 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in selling and distribution costs of $847.5 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

The average monthly number of people in sales and distribution increased by 4,234 (197.6%) from 2,141 to 6,375 in the 18 months ended October 31, 2018 when compared with the 12 months ended April 30, 2017. This is reflected in the increases in both cost of sales and selling and distribution costs.

Research and development expenses. Research and development expenses increased by $536.6 million, or 437.0% to $659.4 million in the 18 months ended October 31, 2018 as compared to $122.8 million in the 12 months ended April 30, 2017. The capitalization of intangible product development costs increased by $16.7 million from $27.7 million in the 12 months ended April 30, 2017 to $44.4 million in the 18 months ended October 31, 2018. Exceptional items increased by $10.6 million from $6.8 million in the 12 months ended April 30, 2017 to $17.4 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in research and development expenses of $542.7 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

The average monthly number of people in research and development increased by 3,076 (164.0%) from 1,876 to 4,952 in the 18 months ended October 31, 2018 when compared with the 12 months ended April 30, 2017. This is reflected in the increase in research and development costs above.

Administrative expenses. Administrative expenses increased by $641.4 million, or 434.8% to $788.9 million in the 18 months ended October 31, 2018 as compared to $147.5 million in the 12 months ended April 30, 2017. The amortization of purchased software intangibles increased by $29.6 million from $1.1 million in the 12 months ended April 30, 2017 to $30.7 million in the 18 months ended October 31, 2018.Share-based compensation costs increased by $32.8 million from $31.5 million in the 12 months ended April 30, 2017 to $64.3 million in the 18 months ended October 31, 2018. Foreign exchange gains increased by $34.4 million from $2.9 million in the 12 months ended April 30, 2017 to $37.3 million in the 18 months ended October 31, 2018. Depreciation of property, plant and equipment increased by $78.9 million from $9.7 million in the 12 months ended April 30, 2017 to $88.6 million in the 18 months ended October 31, 2018. Exceptional items increased by $334.1 million from $82.0 million in the 12 months ended April 30, 2017 to $416.2 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in administrative expenses of $200.3 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

The average monthly number of people in administration increased by 740 (114.6%) from 646 to 1,386 in the 18 months ended October 31, 2018 when compared with the 12 months ended April 30, 2017. This is reflected in the increase in administrative expenses above.

Operating profit

In the 18 months ended October 31, 2018, the Group generated operating profit of $376.8 million, which represents an increase of 65.7% on the 12 months ended April 30, 2017. The operating profit increased due to the 18-month accounting period combined with the impact of the HPE Software business transaction in the current period. The acquisition has been transformational for the business and has substantially increased the scale of the Group’s operations. In addition, exceptional costs (included within operating profit) have increased from $97.3 million in the 12 months ended April 30, 2017, to $538.2 million in the 18 months ended October 31, 2018. Exceptional costs are considered below.

In addition, the amortization of intangible assets increased from $206.8 million in the 12 months ended April 30, 2017, to $903.0 million in the 18 months ended October 31, 2018, relating to the amortization of technology, trade names, customer relationships and lease contracts intangibles established on the acquisition of the HPE Software business combined with the impact of the 18-month period of account.

Exceptional items (included within operating profit)

	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m
Exceptional items
MF/ HPE Software business integration related:
System and IT infrastructure costs	114.4	-
Integration costs	147.6	-
Severance	129.1	-
Property costs	29.9	-
MF/ HPE Software business integration related costs	421.0	-
SUSE and other divestiture costs	21.3	-
HPE Software business acquisition / pre-acquisition costs	70.1	58.0
Integration in respect of previous acquisitions	17.0	27.7
Other acquisition costs	-	2.6
Property costs relating to previous acquisitions	8.2	5.5
Severance costs relating to previous acquisitions	0.6	3.5
Total exceptional costs (reported in Operating profit)	538.2	97.3

In the 18 months ended October 31, 2018, exceptional costs totaled to $538.2 million. Exceptional costs predominantly relate to the integration of the HPE Software business and the costs incurred in the 18-month period include:

•	System and IT infrastructure costs of $114.4 million principally reflect the cost of implementing and then stabilizing the IT platform acquired with the HPE Software business (“FAST”);

•	Integration costs of $147.6 million across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;

•	Severance costs of $129.1 million in relation to ongoing headcount reductions as we integrate the HPE Software business; and

•	Property costs of $29.9 million as the Group began the process of simplifying the real estate footprint by exiting 27 offices since the completion of the transaction.

As communicated previously, we anticipate exceptional charges in relation to the HPE Software business integration of $960 million of which $421.0 milion has been incurred to date. The remaining costs will be incurred over the next two financial years.

In addition, as disclosed in July 2018, costs associated with the disposal of SUSE are expected to total in the region of $72 million. In the 12 months ended October 31, 2018, the Group incurred $20.8m and the remainder are expected in the year ended October 31, 2019.

Amortization and depreciation
The Group’s amortization and depreciation charges in the period increased due to the assets acquired as part of the HPE software acquisition and the 18-month period of account. Most notably:

•
Amortization of intangible assets increased from $206.8 million in the 12 months ended April 30, 2017, to $903.0 million in the 18 months ended October 31, 2018, predominately relating to the amortization of customer relationships and technology acquired from HPE; and

•	Depreciation of plant property and equipment increased from $9.7 million to $88.6 million, reflecting the assets associated with the larger headcount within the HPE business.

Net finance costs
Net finance costs were $342.7 million in the 18 months ended October 31, 2018. Finance costs predominantly relate to the associated interest on the new term loans put in place as part of the transaction to acquire the HPE Software business. Included within the $342.7 million is $60.4 million in relation to the amortization of facility costs and original issue discounts which were paid on initiation of the term loans.

The Group hold interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spinco, Inc. (the investment company used to acquire the software business of HPE) from October 19, 2017 to September 30, 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives 1-month USD LIBOR.

Taxation
The Group’s reported tax charge for the 18 months ended October 31, 2018 was a credit of $673.1 million (12 months ended April 30, 2017: charge of $7.5 million) primarily due to the one-off impact of US tax reforms.

Profit before tax from continuing operations
Profit before tax decreased by $97.4 million, or 74.1% to $34.1 million in the 18 months ended October 31, 2018 as compared to $131.6 million in the 12 months ended April 30, 2017.

Profit from discontinued operations
Profit from discontinued operations reflects the profits generated from the SUSE portfolio. In the 18 months ended October 31, 2018, SUSE generated revenue of $538.2 million compared to $303.4 million in the 12 months ended April 30, 2017. Profit before taxation for discontinued operations increased to $111.1 million from $64.8 million. The SUSE disposal remains on track for completion in the first calendar quarter of 2019.

Earnings per share
The table below sets out the Earnings per Share (“EPS”). The Group is also required to present EPS for both the continuing and discontinued operations but note that SUSE is still under the ownership of Group until the end of the first calendar quarter 2019 and as such, we focus on total EPS.

	18 months ended October 31, 2018		12 months ended April 30, 2017
	Basic Cents	Diluted Cents	Basic Cents	Diluted Cents

Continuing operations	181.91	176.92	54.17	52.31
Discontinued operations	19.79	19.25	14.71	14.20
Total EPS	201.70	196.17	68.88	66.51

Following the anticipated completion of the SUSE transaction, the Group expects to return a substantial portion of the $2.06 billion net proceeds to shareholders after tax, exceptional items and any mandatory debt repayment are accounted for.

12 months ended April 30, 2017 compared to the 12 months ended April 30, 2016

The Group acquired Serena on May 2, 2016. The Group results for the fiscal year ended April 30, 2017 contain the post-acquisition results for Serena (12 months), while the Group results for the fiscal year ended April 30, 2016 do not contain any results for Serena. In addition the Group acquired GWAVA on September 30, 2016, OpenATTIC on November 1, 2016, and OpenStack on 8 March 2016. The Group results for the fiscal year ended April 30, 2017 contain the post-acquisition results for GWAVA (7 months), Open ATTIC (5 months) and OpenStack (2 months), while the Group results for the fiscal year ended April 30, 2016 do not contain any results for GWAVA, OpenATTIC, or OpenStack.

In the 12 months ended April 30, 2017, the Group generated revenue of $1,077.3 million which represents an increase of 8.7% ($86.1 million) on the 12 months ended April 30, 2016 ($991.2 million).

	12 months ended April 30, 2017 [1] $m	12 months ended April 30, 2016 [1] $m
Revenue	1,077.3	991.2
Cost of sales	(216.4)	(202.5)
Gross profit	860.9	788.7
Selling and distribution costs	(363. 2)	(312.6)
Research and development expenses	(122.8)	(117.4)
Administrative expenses	(147. 5)	(111.5)
Operating profit	227.4	247.2
Share of associates results	-	-
Finance costs	(96.8)	(98.4)
Finance income	0.9	1.0
Profit before tax	131.5	149.8
Taxation	(7.4)	(13.8)
Profit from continuing operations	124.1	136.0
Discontinued Operation	33.7	27.0
Profit after tax	157.8	163.0

1 The results for the 12 months ended April 30, 2017 and the comparatives for the 12 months ended April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment.

Revenues

Revenues grew by $86.1 million, or 8.7% to $1,077.3 million in the fiscal year ended April 30, 2017 as compared to $991.2 million in the fiscal year ended April 30, 2016. The increase in revenues was primarily driven by the acquisition of Serena and GWAVA, contributing an additional $144.8 million and $5.8 million of revenues, respectively.

The breakdown in revenue by revenue type in the fiscal year ended April 30, 2017 compared to the fiscal year ended April 30, 2016 is shown in the table below:

	12 months ended April 30, 2017 [1]	12 months ended April 30, 2016 [1]	Period-on- period change
Continuing operations	$m	$m	%
License	308.4	304.8	1.2%
Maintenance	727.6	654.7	11.1%
SaaS and other recurring	-	-	-
Consulting	48.2	41.9	15.0%
Constant currency revenue before haircut	1,084.2	1,001.4	8.3%
Deferred revenue haircut	(6.9)	(10.2)	(32.7%)
Total	1,077.3	991.2	8.7%

1 The results for the 12 months ended April 30, 2017 and the comparatives for the 12 months ended April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment.

12 months ended April 30, 2017 (revised):

	License $’000	Maintenance $’000	Consulting $’000	SaaS & other recurring $’000	Total $’000
CDMS	105.9	149.7	9.5	-	265.1
Host Connectivity	69.2	104.9	1.8	-	175.9
Identity, Access & Security	48.6	141.3	18.4	-	208.3
Development & IT Operations Management Tools	55.5	219.6	13.9	-	289.0
Collaboration & Networking	29.2	112.1	4.6	-	145.9
Subtotal	308.4	727.6	48.2	-	1,084.2
Deferred revenue haircut	-	(6.9)	-	-	(6.9)
Total Revenue	308.4	720.7	48,2	-	1,077.3

12 months ended April 30, 2016 (revised):

	License $m	Maintenance $m	Consulting $’m	SaaS & other recurring $m	Total $m
CDMS	104.7	145.2	8.9	-	258.8
Host Connectivity	89.9	107.2	2.9	-	200.0
Identity, Access & Security	52.4	145.6	22.1	-	220.1
Development & IT Operations Management Tools	33.9	121.3	2.2	-	157.4
Collaboration & Networking	23.9	135.4	5.8	-	165.1
Subtotal	304.8	654.7	41.9	-	1,001.4
Deferred revenue haircut	-	(10.2)	-	-	(10.2)
Total Revenue	304.8	644.5	41.9	-	991.2

Revenue in the table above and the subsequent trends in this section are presented before the impact of the deferred revenue haircut.

Revenue by stream performance

Licence revenue grew by 1.2%. Excluding the in-year impact of the acquisition of Serena and GWAVA, the Licence revenue declined year on year by 7.6%. There was year-on-year Licence revenue growth in CDMS, Development & IT Operations and Collaboration & Networking offset by declines in the other sub-portfolios.

Maintenance revenues grew by 11.1%. Excluding the in-year impact of the acquisition of Serena and GWAVA, the Maintenance revenue declined year on year by 5.9%. This was primarily in CDMS, Development & ITOM Tools and Collaboration & Networking.

Consultancy revenues grew by 15.0%. Excluding the in-year impact of the acquisition of Serena and GWAVA, the Consulting revenue declined year on year by 13.1%. During the year we completed the implementation of the established Micro Focus policy of focusing only on consulting business that supports our licence business.

Revenue by product group performance

CDMS revenues were $265.2 million; a growth of 2.5% compared with the year to April 30, 2016. This portfolio continues to show annual revenue growth underpinned by Visual COBOL and Enterprise Developer which highlights the continuing value customers derive from our CDMS products in support of their mission critical applications. Licence revenues grew by 1.2%, Maintenance revenues grew by 3.1% and Consulting revenues grew by 6.7%

Host Connectivity revenues declined by 12.0%. Licence revenues declined by 23.0% mostly as a result of the loss to a competitor of an entire sales team and management structure. Maintenance revenues declined by 2.1% and there was a decline in Consulting revenues of 36.0%.

Identity, Access & Security revenues declined by 5.4%. Licence revenues declined by 7.3% due to a lack of large scale projects in customers which is an area of real strength for our products and increased competition in this market from niche players for the smaller more point solutions. We will continue to drive for growth in this area but expect that this will take time to be delivered. Maintenance revenues declined by 3.0%.

Development & IT Operations Management Tools revenues which now include Serena were $288.9 million; a growth of 83.6%. Licence revenues grew in the period by 63.4%, Maintenance revenues grew 81.0% and Consulting revenues up by 531.8% .Without the impact of the acquisition of Serena, total revenue declined by 8.5%, Licence revenue declined by 13.3%, Maintenance revenue declined by 7.3% and Consulting revenue grew by 4.5% year on year.

Collaboration & Networking revenues which now include GWAVA were $145.9m a decline of 11.6%. Licence revenue grew by 22.2%. Maintenance revenue declined by 17.2% in the period compared prior year and Consulting declined 20.5%. Without the impact of the acquisition of GWAVA, total revenue declined by 14.8%, Licence revenue grew by 18.2%, Maintenance revenue declined by 20.3% and Consulting revenue declined by 23.6% year on year.

Operating costs

Continued Operations	12 months ended April 30, 2017 [1] $m	12 months ended April 30, 2016 [1] $m
Cost of sales	216.4	202.5
Selling and distribution costs	363. 2	312.6
Research and development expenses	122.8	117.4
Administrative expenses	147. 5	111.5
Total Operating costs	849.9	744.0

1 The results for the 12 months ended April 30, 2017 and the comparatives for the 12 months ended April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment.

Total operating costs. Total operating costs for the period increased by $105.9 million, or 14.2% to $849.9 million in the 12 months ended April 30, 2018 as compared to $744.0 million in the 12 months ended April 30, 2016. As described below in the individual cost categories, the increase is primarily in relation to the acquisition of the Serena and GWAVA.

Cost of sales. Cost of sales increased by $13.9 million, or 6.9 % to $216.4 million in the 12 months ended April 30, 2018 as compared to $202.5 million in the 12 months ended April 30, 2016. The costs in this category predominantly relate to our consulting and helpline support operations, amortization of product development costs and amortization of acquired technology intangibles. The amortization of intangible product development costs increased by $2.9 million from $19.5 million in the 12 months ended April 30, 2016 to $22.4 million in the 12 months ended April 30, 2018. The amortization of intangible purchased technology costs decreased by $6.1 million from $65.1 million in the 12 months ended April 30, 2016 to $59.0 million in the 12 months ended April 30, 2017, primarily due to certain assets coming to the end of their amortization period not wholly offset by increases from the acquisition of Serena and GWAVA. Exceptional items increased by $0.7 million from $2.2 million in the 12 months ended April 30, 2016 to $2.9 million in the 12 months ended April 30, 2017. Exceptional items are discussed later in this section. The acquisitions of Serena and GWAVA increased cost of sales by $17.7 million and $0.7 million respectively. After excluding the above, the remaining decrease in cost of sales was $2.1 million.

Selling and distribution costs. Selling and distribution costs increased $50.5 million, or 16.1% to $363.2 million in the 12 months ended April 30, 2017 as compared to $312.6 million in the 12 months ended April 30, 2016. The amortization of intangible trade names and customer relationships costs increased by $37.1 million from $87.2 million in the 12 months ended April 30, 2016 to $124.3 million in the 12 months ended April 30, 2017, primarily due to the acquisition of Serna and GWAVA. Exceptional items increased by $1.1 million from $4.4 million in the 12 months ended April 30, 2016 to $5.5 million in the 12 months ended April 30, 2017. Exceptional items are discussed later in this section. The acquisition of Serena and GWAVA increased selling and distribution costs by $21.7 million and $1.4 million respectively, primarily offset by a reduction in staff related costs of $6.2 million and a reduction in marketing costs of $2.0 million. After excluding the above, the remaining decrease in selling and distribution costs was $2.5 million.

Research and development expenses. Research and development expenses increased by $5.4 million, or 4.5% to $122.8 million in the 12 months ended April 30, 2017 as compared to $117.4 million in the 12 months ended April 30, 2016. Research and development costs are equivalent to approximately 11.4 % of revenue (2016: 11.8%). The capitalization of intangible product development costs decreased by $3.2 million from $30.9 million in the 12 months ended April 30, 2016 to $27.7 million in the 12 months ended April 30, 2017. Exceptional items increased by $5.5 million from $1.3 million in the 12 months ended April 30, 2016 to $6.8 million in the 12 months ended April 30, 2017. Exceptional items are discussed later in this section. The acquisition of Serena and GWAVA increased research and product development costs by $17.3 million and $1.1 million respectively. After excluding the above, the remaining increase in research and development expenses of $13.1 million reflects the increase in revenues in the period. Research and development costs are equivalent to approximately 11.4 % of revenue (2016: 11.8%).

At April 30, 2017 the net book value of capitalized product development costs on the consolidated statement of financial position was $49.1m (2016: $43.2m).

Administrative expenses. Administrative expenses increased by $36.0 million, or 32.3% to $147.5 million in the 12 months ended April 30, 2017 as compared to $111.5 million in the 12 months ended April 30, 2016. The amortization of purchased software intangibles decreased by $0.6 million from $1.7 million in the 12 months ended April 30, 2016 to $1.1 million in the 12 months ended April 30, 2017. Share-based compensation costs increased by $5.2 million from $26.3 million in the 12 months ended April 30, 2016 to $31.5 million in the 12 months ended April 30, 2017. Foreign exchange gains decreased by $2.0 million from $4.9 million in the 12 months ended April 30, 2016 to $2.9 million in the 12 months ended April 30, 2017. Depreciation of property, plant and equipment decreased by $1.7 million from $11.4 million in the 12 months ended April 30, 2016 to $9.7 million in the 12 months ended April 30, 2017. Exceptional items increased by $61.9 million from $20.1 million in the 12 months ended April 30, 2016 to $82.0 million in the 12 months ended April 30, 2017. Exceptional items are discussed later in this section. The acquisition of Serena and GWAVA increased administrative expenses by $10.4 million and $2.2 million respectively, primarily offset by a reduction in staff related costs of $44.6 million. After excluding the above, the remaining increase in administrative expenses was $1.2 million.

Operating profit
In the 12 months ended April 30, 2017, the Group generated operating profit of $227.4 million, which represents a decrease of $19.8 million or 8.0% on the 12 months ended April 30, 2016 ($247.2 million). In addition, exceptional costs (included within operating profit) have increased from $27.9 million in the 12 months ended April 30, 2016, to $97.3 million in the 12 months ended April 30, 2017. Exceptional costs are considered below.

In addition, the amortization of intangible assets increased from $173.5 million in the 12 months ended April 30, 2016, to $206.8 million in the 12 months ended April 30, 2017, relating to the amortization of technology, trade names, customer relationships and lease contracts intangibles established on the acquisition of Serena and GWAVA.

Exceptional items
Exceptional items in the year were $97.3 million (2016: $27.9 million) including:

Exceptional items	12 months ended April 30, 2017 $m	12 months ended April 30, 2016 $m
Integration costs	27.7	23.6
Acquisition costs	2.6	0.5
Pre-acquisition costs	58.0	5.6
Property costs	5.5	6.0
Severance and legal costs	3.5	(4.8)
Royalty provision releases	-	(3.0)
	97.3	27.9

Exceptional items increased by $69.4 million, or 248.7% to $97.3m in the year ended April 30, 2017 (2016: $27.9m). The increase was as a result of an increase in pre-acquisition costs of $52.4 million relating to the pending combination with HPE Software, an increase in integration costs of $4.1million in bringing acquired businesses together with the heritage Micro Focus business, an increase in severance costs of $8.3 million primarily related to the Serena acquisition, an increase in acquisition costs of $2.1million, the non-recurrence of the $3.0 million royalty provision release, offset by a decrease in property costs of $0.5 million.

The pre-acquisition costs relate to the acquisition of HPE Software which was announced in September 2016 and completed on 1 September 2017. These costs relate to accounting, legal and commercial due diligence work, legal work on the various agreements, professional advisors fees and pre-integration costs relating to activities in readiness for the HPE Software acquisition across all functions of the existing Micro Focus business.

The integration costs relate to work done in bringing together the base Micro Focus, TAG, Serena and GWAVA organizations into one organization.

The acquisition costs relate to due diligence work, legal work on the acquisition agreements and professional advisors fees on the acquisition of Serena and GWAVA.

Net finance costs

Net finance costs were $95.8 million (2016: $97.4 million) including:

•	The amortization of $14.2 million of prepaid facility arrangement, original issue discounts and facility fees incurred on the Group’s loan facilities (2016: $13.9 million);
•	Loan interest and commitment fees of $82.0 million (2016: $84.0 million);
•	Interest on pension liability $0.6 million (2016: $0.5 million);
•	Other interest costs of $0.1million (2016: $0.1million); offset by
•	$1.0 million (2016: $1.0 million) of interest received.

Net finance costs have decreased by $1.7 million, mostly due to reduced loan interest and commitment fees ($2.1million) offset by an increase in the amortization of prepaid facility arrangement, original issue discounts and facility fees ($0.2 million).

Taxation
The Group’s reported tax charge for the 12 months ended April 30, 2017 was $7.5 million (12 months ended April 30, 2016: $13.8 million).

Profit from discontinued operations
Profit from discontinued operations reflect the profits generated from the SUSE portfolio. In the 12 months ended April 30, 2017, SUSE generated revenue of $303.4 million compared to $253.8 million in the 12 months ended April 30, 2016. Profit after taxation for discontinued operations increased to $33.7 million from $27.0 million. The SUSE disposal remains on track for completion in the first calendar quarter of 2019.

Profit before tax from continuing operations
Profit before tax decreased by $18.3 million, or 12.2% to $131.5 million in the 12 months ended April 30, 2017 as compared to $149.8 million in the 12 months ended April 30, 2016.

Earnings per share
The table below sets out the Earnings per Share (“EPS”). The Group is also required to present EPS for both the continuing and discontinued operations but note that SUSE is still under the ownership of Group until the end of the first calendar quarter 2019 and as such, we focus on total EPS.

	12 months ended April 30, 2017		12 months ended April 30, 2016
	Basic Cents	Diluted Cents	Basic Cents	Diluted Cents

Continuing operations	54.17	52.31	62.40	59.97
Discontinued operations	14.71	14.20	12.10	11.64
Total EPS	68.88	66.51	74.50	71.61

Consolidated statement of financial position as at October 31, 2018 and April 30, 2017

Summarized Consolidated statement of financial position

The Group’s Consolidated statements of financial position are presented the financial statements in item 18. Summarized versions are presented below.

	October 31, 2018 $’m	April 30, 2017 $’m
Non-current assets	13,720.5	3,995.5
Current assets	1,917.6	442.2
Current assets classified as held for sale	1,142.5	-
Total assets	16,780.6	4,437.7

Current liabilities	2,010.4	944.7
Current liabilities classified as held for sale	437.7	-
Non-current liabilities	6,540.5	1,879.5
Total liabilities	8,988.6	2,824.2
Net assets	7,792.0	1,613.5

Total equity attributable to owners of the parent	7,791.0	1,612.5
Non-controlling interests	1.0	1.0
Total equity	7,792.0	1,613.5

The net assets of the Group have increased from $1,613.5 million to $7,792.0 million between April 30, 2017 and October 31, 2018.  This increase driven primarily by the acquisition of the HPE Software business. The balance sheet acquired with HPE Software business can be found on in note 39 of these financial statements within Item 18.

In the period, the key movements were as follows:

•
Non-current assets increased to $13,720.5 million primarily due to the recognition of goodwill totaling $4,858.4 million and purchased intangibles totaling $6,539.8 million recognized as a result of the acquisition of the HPE Software business;

•
Current assets increased from $442.2 million to $1,917.6 million with the Group acquiring $721.0 million of trade receivables with the HPE Software business. Since acquisition, the system issues set out earlier in this section have resulted in an increase in DSO days such that trade receivables for the total Group were $1,047.7 million at October 31, 2018.

•	Current assets and current liabilities classified as held for sale reflect primarily the assets and liabilities of SUSE business segment, which are due to be disposed of.
•	Non-current liabilities increased from $1,879.5 million to $6,540.5 million, primarily due to the new term bank loans drawn down in order to fund the acquisition of the HPE Software business.
•
Total equity attributable to the owners of the parent increased from $1,612.5 million to $7,791.0 million, driven primarily by the issue of new share capital on the acquisition of the HPE Software business. On completion of the acquisition of HPE Software business, American Depositary Shares representing 222,166,897 Ordinary Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company at that time.

Borrowings

The movements on the Group loans in the 18 months to October 31, 2018 were as follows:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At April 30, 2017	1,515.2	-	-	-	80.0	1,595.2
Acquisitions	-	-	2,600.0	-	-	2,600.0
Draw downs	-	385.0	-	523.8	135.0	1,043.8
Repayments	(11.4)	(2.9)	(19.5)	(4.2)	(215.0)	(253.0)
Foreign exchange	-	-	-	10.9	-	10.9
At October 31, 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9

In addition to the term loans and cash reserves, the Group has access to a $500 million revolving credit facility, which remains undrawn.

Other financial matters

IFRS 15 ‘Revenue from contracts with customers’

The Group is required to adopt IFRS 15 ‘Revenue from contracts with customers’ (“IFRS 15”) from the transition date of November 1, 2018. Under the IFRS 15 adoption method chosen by the Group, prior-year comparatives are not restated to conform to the new policies. Consequently, the year-over-year change of revenue and profit in the year to October 31, 2019 will be impacted by the new policies. We anticipate IFRS 15 will increase revenue by $23.0 million in the 12 months ended October 31, 2019.

DIVIDEND

The board has adopted a dividend policy such that the adjusted profit after tax of the Group twice covers the dividend payment. In light of the move to an 18-month accounting period there are two interim dividends and a final dividend in line with this policy. The directors are declaring a final dividend of 58.33 cents per share. The total dividend per share in the 18-month period was 151.26 cents.

The dividend will be paid in Sterling equivalent to 45.22 pence per share, based on an exchange rate of £1 = $1.29 being the rate applicable on  February 13, 2019, the date on which the board resolved to propose the dividend. The dividend will be paid on April 5, 2019 to shareholders on the register at March 1, 2019. The total dividend of 151.26 cents per share, which is growth of 71.8% on the full year dividend for the 12 months ended April 30, 2017 of 88.06 cents per share.

Item 5. B.	Liquidity and capital resources.
Our principal ongoing uses of cash are to meet working capital requirements, to fund debt obligations, to finance our capital expenditures and acquisitions and to pay dividends to shareholders. The board continues to target a modest level of leverage for a company with the cash generating qualities of Micro Focus. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. As the integration of the businesses continues the board will keep the appropriate level of debt under review.

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

As at October 31, 2018, cash and cash equivalents was $620.9m.  The company also has a $500.0m Revolving Credit Facility (which is undrawn as at October 31, 2018). In addition, as a public listed company Micro Focus has access to equity capital markets for fund raising if required. There are no current plans to issue additional equity.

The directors believe that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

18 months ended October 31, 2018 compared to the 12 months ended April 30, 2017

Cash flows from operating activities
Net cash generated from operating activities increased by $469.4 million, or 103.8%, to $921.9 million in the 18 months ended October 31, 2018 as compared to $452.4 million in the twelve months ended April 30, 2017.

This is primarily due to an increase of $859.4 million in cash generated from operations, arising from a $196.4 million increase in operating profit from the enlarged group, together with an increased intangibles amortization charge add-back of $706.8 million offset by a $220.7 million increase in interest paid, $94.5 million increase in bank loan costs and $74.8 million increase in tax paid. This was primarily as a result of the transformational acquisition of the HPE Software business.

Cash flows from investing activities
Net cash from investing activities increased by $768.4 million, or 130.3%, to $178.7 million in the18 months ended October 31, 2018 as compared to net cash used in investing activities of $589.7 million in the twelve months ended April 30, 2017.

This increase in net cash generated from investing activities is primarily due to an increase in net cash acquired with acquisitions of $253.5 million, an increase in payments for intangible assets of $60.7 million, an increase of $28.4 million in payments for property, plant and equipment, a decrease of repayment of bank borrowings on acquisitions of $316.7 million, and a decrease in payments for acquisitions of subsidiaries of $279.8 million, partially offset by an increase of $18.1 million in payments for intangible assets. This was primarily as a result of the transformational acquisition of the HPE Software business.

Cash flows from financing activities
Net cash used in financing activities increased by $267.7 million, or 71.3%, to $643.0m in the eighteen months ended October 31, 2018 as compared to $375.3 million in the twelve months ended April 30, 2017.

This increase in net cash used in financing activities of $267.7 million is primarily due to an increase of $863.8 million in proceeds from bank borrowings and a reduction of $119.1 million of repayment of bank borrowings, offset by cash outflows of $171.7m from the purchase of treasury shares, $500.0 million in relation to the Return of Value, $225.8 million repayment of working capital in respect of HPE Software acquisition, and an increase in dividends paid to shareholders of $364.6 million.

12 months ended April 30, 2017 compared to the 12 months ended April 30, 2016

Cash flows from operating activities

Net cash generated from operating activities increased by $169.2 million, or 60.0%, to $452.4 million in the fiscal year ended April 30, 2017 as compared to $283.2 million in the fiscal year ended April 30, 2016.

This was primarily due to an increase in operating profit of $69.5 million after adding back the effect of non-cash items, a reduction in tax paid of $54.6 million, a reduction in interest paid of $10.7 million and an inflow from working capital of $39.2 million, which was partially offset by an increase in loan issue costs of $4.9 million.

Cash flows from investing activities

Net cash used in investing activities increased by $536.1 million, or 1,000.2%, to $589.7 million in the fiscal year ended April 30, 2017 as compared to $53.6 million in the fiscal year ended April 30, 2016. This increase in net cash used in investing activities was primarily due to an increase in cash outflows for acquisitions of $299.1 million associated with Serena and GWAVA slightly offset by the acquisition of Authasas BV, and the repayment of $316.7 million of bank borrowings on the acquisition of Serena in the fiscal year ended April 30, 2017, which was partially offset by an increase in cash acquired with acquisitions of $68.2 million and a decrease of $1.6 million in payments for intangible assets and property, plant and machinery in the fiscal year ended April 30, 2017.

Cash flows from financing activities

Net cash used in financing activities increased by $581.1 million, or 282.4%, to $375.3 million in the fiscal year ended April 30, 2017 as compared to an inflow of $205.8 million in the fiscal year ended April 30, 2016. This increase in net cash used in financing activities was primarily due to an increase of $279.3 million in cash outflows from bank borrowings, an increase in dividends paid to shareholders of $72.4 million, an increase of $1.0 million in relation to share capital issues and the non-reoccurrence of the $222.7 million of inflow from the share capital placement in the year ended April 30, 2017.

Contractual Commitments

	October 31, 2018	April 30, 2017
	$’000	$’000
Bank loan secured	4,996,913	1,595,188
Unamortized prepaid facility arrangement fees and original issue discounts	(151,033)	(33,652)
	4,845,880	1,561,536

	Term Loan B-2	Term Loan B	Term Loan C	Term Loan B-3	Seattle SpinCo Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At May 1, 2016	-	1,112,250	450,000	-	-	-	225,000	1,787,250
Repayments	-	(9,562)	(37,500)	-	-	-	(325,000)	(372,062)
Draw downs	-	-	-	-	-	-	180,000	180,000
Transfer	1,515,188	(1,102,688)	(412,500)	-	-	-	-	-
At April 30, 2017	1,515,188	-	-	-	-	-	80,000	1,595,188
Acquisitions	-	-	-	-	2,600,000	-	-	2,600,000
Draw downs	-	-	-	385,000	-	523,815	135,000	1,043,815
Repayments	(11,364)	-	-	(2,888)	(19,500)	(4,184)	(215,000)	(252,936)
Foreign exchange	-	-	-	-	-	10,846	-	10,846
At October 31, 2018	1,503,824	-	-	382,112	2,580,500	530,477	-	4,996,913
The following Facilities were drawn as at October 31, 2018:

•	The $1,503.8 million senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
•	The $2,580.5 million senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
•	The $382.1million senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
•
The €466.5 million (equivalent to $530.5m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following Facilities were undrawn as at October 31, 2018:
•
A senior secured revolving credit facility of $500.0 million, (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2018, $nil of the Revolving Facility was drawn together with $4,996.9 million of Term Loans giving gross debt of $4,996.9 milion drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2018, no covenant test is applicable.

Derivative Financial Instruments

Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25 billion to hedge against the impact of expected rises in interest rates until September 30, 2022. The swaps are designated against the $2,580.5 million loan issued by Seattle SpinCo. Inc. and the notional value covers 50.4% of the overall dollar loan principal outstanding for the Group.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949 % and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element.  As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to October 31, 2018, net expense for the swaps amounted to $3.4 million.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact on the consolidated statements of comprehensive income of changes in the fair value of interest rate swaps in the 18 months ended October 31, 2018 is shown in note 33 of the consolidated financial statements in Item 18. The Note also shows the derivative financial instruments relating to hedging transactions entered into in the period ended October 31, 2018 (other reserves).

	October 31, 2018	April 30, 2017
	$’000	$’000
Carrying amount	86,381	-
Notional amount (4 x $562.5 million)	2,250,000	-
Maturity date	September 30, 2022	-
Change in fair value of outstanding hedging instruments	86,381	-
Change in value of hedging instruments adjusted for credit risk	84,666	-

Item 5. C.	Research and development, patents and licenses, etc.
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

Research expenditure is recognized as an expense as incurred in the consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programs and significant enhancement of existing computer software programs are recognized as intangible assets when it is probable that the project will generate future economic benefits, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalized which are the software development employee costs and third-party contractor costs. Product development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

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

Item 5. D.	Trend information.
Factors and Trends that affect our Results of Operations

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

The Enlarged Group is a strong platform and once we achieve our target cash conversion ratio of 90% to 95% we believe we will generate significant cash flows from which we can deliver returns of value to our shareholders and/or further highly accretive acquisitions.

Also refer to Item 5.A of this Annual Report on Form 20-F for further discussion of trend information.

Item 5. E.	Off-balance sheet arrangements.
There are no off-balance sheet arrangements, aside from those outlined in the contractual cash obligations table in Item 5.F of this Annual Report on Form 20-F, that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 5. F.	Tabular disclosure of contractual obligations.
The following table summarizes our contractual obligations and other commercial commitments at October 31, 2018, as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on our liquidity and cash flow in future periods:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	50.3	100.7	1,528.8	3,317.1	4,996.9
Interest payments on debt	227.6	448.9	309.3	96.6	1,082.4
	277.9	549.6	1,838.1	3,413.7	6,079.3
Finance Leases	13.6	13.3	1.6	-	28.5
Operating Leases	65.8	86.4	53.3	22.5	228.0
	357.3	649.3	1,893.0	3,436.2	6,335.8

The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of October 31, 2018.

Item 5. G.	Safe harbor.
Refer to the information set forth under the heading “Forward Looking Statements” on page 4.

Item 6.	Directors, Senior Management and Employees

Item 6. A.	Directors and senior management.

We are managed by a board of directors which includes of the Executive Chairman, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). We refer to the board of directors, the chairman of the board of directors and the executive committee as our “senior management”.

Compliance with the U.K. Corporate Governance Code

The directors are committed to ensuring that the Company works towards compliance with the main principles of the Corporate Governance Code and throughout the period reported on the Company has been in full compliance with the Corporate Governance Code, other than Provision A.2.1 as a result of Kevin Loosemore’s role as Executive Chairman. A separate Chief Executive Officer has been in place at all times during the financial period but the Executive Chairman still retains executive responsibility for strategy, M&A activities, investor relations and executive director development. Stephen Murdoch, as Chief Executive Officer, is responsible for the evolution and delivery of the strategy and the day-to-day operation of the business.  Kevin Loosemore continues to work to ensure an orderly transition of executive responsibilities to the Chief Executive Officer.

In order to mitigate any potential concerns in relation to the Executive Chairman role, Karen Slatford, the senior independent non-executive director, has separate and defined responsibilities from the Executive Chairman. Karen Slatford chairs the nomination committee and is responsible for succession planning.  During the 18 months ended October 31, 2018, Karen Slatford, in her role as senior independent non-executive director, led (and continues to lead) on governance issues. This included the annual review of board effectiveness, and acting as an intermediary, if necessary, between non-executive directors and the Executive Chairman and between the Company and its shareholders, providing a point of contact for those shareholders who wish to raise issues with the board, other than through the Executive Chairman.

The non-executive directors have met without the Executive Chairman present to appraise the Executive Chairman’s performance. The meeting was chaired by the senior independent non-executive director, Karen Slatford. A majority of the board is made up of independent non-executive directors.

Board committee memberships as at February 20, 2019:

Name	Role	Age	Committee membership
Kevin Loosemore	Executive Chairman	60
Stephen Murdoch	Chief Executive Officer	52	Executive Committee
Chris Kennedy	Chief Financial Officer	55	Executive Committee

Karen Slatford	Senior independent non-executive director	62	Remuneration Committee and Nomination Committee
Richard Atkins	Independent non-executive director	66	Audit Committee and Nomination Committee
Amanda Brown	Independent non-executive director	50	Audit Committee and Remuneration Committee
Darren Roos	Independent non-executive director	44	Remuneration Committee and Nomination Committee
Lawton Fitt	Independent non-executive director	65	Audit Committee and Nomination Committee
Silke Scheiber	Independent non-executive director	46	Audit Committee and Remuneration Committee

Kevin Loosemore

Kevin is our Executive Chairman and a member of the Micro Focus board. He was appointed non-executive Chairman of Micro Focus in 2005 and Executive Chairman in April 2011. Kevin is also non-executive Chairman of IRIS Software Group Ltd.

Kevin was previously non-executive Chairman of Morse plc, a non-executive director of Nationwide Building Society and a non-executive director of the Big Food Group plc. His most recent executive roles were as Chief Operating Officer of Cable & Wireless plc, President of Motorola Europe, Middle East and Africa and before that, he was Chief Executive of IBM U.K. Limited.

He has a degree in politics and economics from Oxford University.

Stephen Murdoch

Stephen is currently our Chief Executive Officer and a member of the Micro Focus board, positions he has held since March 19, 2018. Stephen joined Micro Focus in 2012, first serving as General Manager of the Product Group and Chief Marketing Officer, responsible for all software product and services offerings development, customer services, corporate marketing and strategy. In 2014, he was appointed Chief Operating Officer and Executive Director, having responsibility for sales and marketing, product strategy, development and management, services and business operations.

Prior to Micro Focus Stephen spent 7 years at Dell, first building Dell’s Global Infrastructure Consulting Services organization, and then leading its business in Europe, Middle East and Africa. Before Dell Stephen had 17 years’ experience at IBM, latterly serving as Vice President, Communications Sector with responsibility for the entire telco, media, and utilities industry portfolio. During his IBM career, Stephen held a number of Global, EMEA and UK senior management roles with experience spanning software and services, storage, and enterprise systems.

Chris Kennedy

Chris Kennedy joined Micro Focus as Chief Financial Officer in January 2018. Chris previously served as CFO of ARM where he was involved in one of the largest UK takeovers culminating in the sale of ARM to SoftBank in a deal valuing the company at £24.3bn, or 57x earnings. Prior to ARM, Chris spent five years as the CFO of EasyJet overseeing a period of tremendous growth with profit increasing nearly 5x. In this role, he oversaw a successful capital structure reorganization and led the negotiation of the largest plane order in UK history. Chris also held senior management positions over a 17-year career at EMI Music including UK CFO, COO International, Group CFO and Chief Investment Officer. Chris holds a degree in Electrical Sciences from Cambridge University and qualified as a Chartered Accountant that led to an early career in consultancy and venture capital.

Karen Slatford

Karen is Chair of Draper Esprit plc, an AIM listed venture capital firm and Foundry, a leading special effects software company. Karen is also non-executive director of accesso Technology Group plc and Alfa Financial Software Holdings plc. Karen began her career at ICL before spending 20 years at Hewlett-Packard Company, where in 2000 she became Vice President and General Manager Worldwide Sales & Marketing for the Business Customer Organization, responsible for sales of all Hewlett-Packard products, services and software to business customers globally. Karen holds a BA Honors degree in European Studies from Bath University and a Diploma in Marketing.

Richard Atkins

Richard is Chairman of Acora, an IT Services outsourcing company and YSC, a leadership development consultancy company. He has spent the majority of his career within the IT industry. Previously, he was a Director at Data Sciences where he led its leveraged buyout from Thorn EMI in 1991 and then managed its successful sale to IBM in 1996. His final role at IBM was as General Manager for IBM Global Services Northern Europe where he was also a member of the IBM worldwide senior leadership team. Since leaving IBM in 2005 he has acted as a non-executive director for several companies including Compel, Message Labs, Global Crossing, Morse and Easynet. Richard qualified as a Chartered Accountant with Ernst & Young.

Amanda Brown

Amanda is currently Group Human Resources Director at Hiscox Ltd, a FTSE 100 business and specialist insurer with offices in 14 countries.

Amanda has more than 20 years of international HR experience in a variety of industries, including consumer goods, leisure, hospitality, and financial services. Prior to Hiscox, Amanda held a number of leadership roles with Mars, PepsiCo, and Whitbread plc. She has expertise in human resources, remuneration strategy, and managing organizations through periods of significant change.

Darren Roos

Darren is a technology leader who has spent 20 years building businesses worldwide. He is the CEO of global enterprise software vendor, IFS. Prior to IFS, Darren held leadership roles at SAP where he was the President of the company’s Cloud ERP business and at Software AG where he was also a member of the Board. Darren is a thought leader in the technology industry and is known for being a customer advocate and Cloud expert.

Lawton Fitt

Lawton is an investment banker and a highly experienced corporate director. She currently serves on the boards of Ciena Corporation, The Progressive Corporation and The Carlyle Group, and was previously a non-executive director at ARM plc and Thomson Reuters. Lawton worked at Goldman Sachs for over 23 years in investment banking, equities and asset management and for more than a decade she led the equity capital markets team, focused on technology companies. She was elected a Partner in 1994 and worked in the London and New York offices.

From 2002-2005 Lawton was the Secretary (Chief Executive Officer) of the Royal Academy of the Arts in London and has served as a trustee for a number of not-for-profit organizations and foundations, including the Goldman Sachs Foundation and the Thomson Reuters Foundation. She received her undergraduate degree in European History from Brown University and her MBA from the Darden School of the University of Virginia.

Silke Scheiber

Silke was an investment professional at Kohlberg Kravis Roberts & Co. Partners LLP, London, UK from July 1999 and became a member in 2012. She retired from KKR in 2015. Prior to KKR, Silke worked at Goldman, Sachs & Company oHG, Frankfurt, Germany from 1996 to 1999. Silke, who is Austrian, graduated from the University of St.Gallen, Switzerland. Silke is a director of CNH Industrial N.V., the Netherlands and Jungbunzlauer Holding AG, Basel, Switzerland.

The Micro Focus Board

Through its commitment to the highest standards of corporate governance, the Micro Focus Board endorses and supports the essential elements of the U.K. Corporate Governance Code. Apart from a limited exception as explained below, Micro Focus complies with the U.K. Corporate Governance Code and, subject to such exception, the Micro Focus Board intends to continue to comply with U.K. Corporate Governance Code following Closing.

In accordance with the Company’s articles of association, all directors are subject to election by the shareholders at the first AGM of the Company after their appointment and to re-election by the shareholders on an annual basis at each AGM. Therefore, all directors will retire, and seek election or re-election, as applicable, at the forthcoming AGM. This practice complies with the recommendations of the Corporate Governance Code.  All the proposed appointees have been subject to a formal evaluation procedure in the last 12 months. Following that procedure, the Executive Chairman confirms the continuing commitment and effective contribution of the Directors and recommends their re-election. In addition, the Directors confirm the continuing commitment and effective contribution of the Executive Chairman and recommend his re-election. The board also believes in relation to the non-executive directors that their skills and experience enable them to continue to provide valuable contributions to the board. The board is satisfied that the non-executive directors exercise rigorous and objective judgment.

Role of the board

The Company is controlled by the board, which is principally responsible for promoting the long-term success of the Group and its system of corporate governance. Although the board does delegate some matters to its committees (such as the Remuneration, Nomination and Audit Committees), as part of its leadership and control of the Company, the board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the board reviews progress of the Group towards its objectives and receives papers on key subjects in advance of each board meeting. These typically cover:

-	Strategy and budgets;
-	Business and financial performance;
-	Product plans and development;
-	Corporate activities;
-	Human resources; and
-	Investor relations.

While the board retains overall responsibility for and control of the Company, the executive directors conduct day-to-day management of the business. Review of the Group’s principal business activities is the responsibility of the operating committee. The operating committee comprises the Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Operating Officer and Group General Counsel and Company Secretary and executive directors and is chaired by Stephen Murdoch.

Board changes

During the 18 months ended October 31, 2018 there have been several changes to the board:

•	Darren Roos and Silke Scheiber were appointed as non-executive directors on May 15, 2017;
•	Stephen Murdoch resigned from the board on September 1, 2017 to take up the role of Chief Operating Officer;
•	Chris Hsu was appointed Chief Executive Officer and John Schultz was appointed as a non-executive director on September 1, 2017;
•	Lawton Fitt was appointed as an HPE nominated independent non-executive director on October 17, 2017;
•	John Schultz resigned as an HPE nominated non-executive director on December 20, 2017;
•	Mike Phillips resigned as Chief Financial Officer on January 8, 2018 and stepped down from the board on January 31, 2018 (but continued as M&A Director);
•	Chris Kennedy was appointed as Chief Financial Officer and joined the board on January 8, 2018;
•	Chris Hsu resigned as Chief Executive Officer and Stephen Murdoch was appointed as Chief Executive Officer on March 19, 2018;
•	Nils Brauckmann resigned from the board on July 11, 2018 (but continued as Chief Executive Officer – SUSE).
•	Chris Kennedy is expected to resign as Chief Financial Officer and Brian McArthur-Muscroft is expected to be appointed as Chief Financial Officer on 21 February 2019.

Recruitment process

The Committee was responsible for the search and selection process for the appointments of:
•	Chris Kennedy (Chief Financial Officer); and
•	Brian McArthur-Muscroft (Chief Financial Officer)

The process for these appointments was led by the senior independent non-executive director and Committee chair, Karen Slatford and was formal, rigorous and transparent. For the appointment of Brian McArthur-Muscroft, a sub-committee, comprising of Kevin Loosemore, Richard Atkins and Stephen Murdoch was appointed to review candidates.

Additionally, the Committee also recommended the appointment of Stephen Murdoch as Chief Executive Officer of the Group and as an executive director of the Company following the resignation of Chris Hsu.

Item 6. B.	Compensation.

Information is set out below in relation to the Remuneration Committee, the director’s remuneration policy and the director’s compensation along with information related to compensation for employees. This is based upon information extracted from the Remuneration report in the UK Annual Report and Accounts prepared in line with the recommendations of the UK Corporate Governance Code. In addition to this, information is set out under the following headings in the consolidated financial statements in Item 18.

•	“Related Parties” note in the “Notes to the consolidated financial statements” in Item 18;
•	“Employees and directors” in the “Notes to the consolidated financial statements” in Item 18;
•	“Pension commitments” in the “Notes to the consolidated financial statements” in Item 18.

Directors’ Remuneration report

Remuneration Statement

This Directors’ Remuneration Report covers the 18 months ended October 31, 2018. The 18 month timeframe results from the change to year-end from April to October following the HPE Software business acquisition, which completed on September 1, 2017. In addition to this statement, the Directors’ Remuneration Report is presented in two further sections:

1	Directors’ Remuneration Policy

The existing policy was approved by shareholders at the 2017 AGM on September 4, 2017 with 86.46% shareholders’ support and can be found on the website at www.investors/microfocus.com. No changes are being made to the policy in this period. A full review of the  remuneration strategy will be undertaken in 2019 to take account of the enlarged and more globally focused business as well as the latest corporate governance codes and best practice. The new policy will be put to shareholders for approval at the 2020 AGM. The policy section provides an overview of the remuneration philosophy and a summary of the main elements of the package for executive directors.

2	Annual Report on Remuneration

The Annual Report on Remuneration provides details of the amounts earned in respect of the full 18 month period ended October 31, 2018 and how the Remuneration Policy will be implemented for the year ending October 31, 2019 and will be subject to an advisory vote at the AGM to be held on March 29, 2019. To aid comparison with the 12 months ended April 30, 2017, also included are figures for the 12 month period ended October 31, 2018 where relevant.

The total figure for remuneration, is masked by the ASG award made at the time of The Attachmate Group (“TAG”) acquisition in 2014. This acquisition increased shareholder returns by over £4 billion. As a result, the TAG ASG vested for executives on November 1, 2017. Executives were restricted from exercising the ASG for 12 months so have experienced the full impact of the challenging year.

There are three important elements to the 2018 Annual Report on Remuneration, which shareholders should note and consider:

1.
The Additional Share Grants relating to The Attachmate Group (“TAG”) acquisition, which vested on November 1, 2017 reflects the Total Shareholder Return (“TSR”) performance for the three year period ended October 31, 2017.

2.	The Additional Share Grants relating to the HPE Software business acquisition, which were replaced to align the vesting date with the 2020 value creation plan.

3.	Performance for the 18 months ended 31 October 2018 and incentive outcomes relating to that financial period.

Additional Share Grants relating to the TAG acquisition

Additional Share Grants (“ASGs”) were introduced into the Micro Focus remuneration policy as part of the TAG acquisition in 2014 and have been a key part of the reward strategy to align key executives’ rewards to the value created for shareholders following major transformational acquisitions. Shareholders have been supportive of the ASG program, with its extremely challenging performance conditions aligned to delivering exceptional shareholder returns. The 2015 Remuneration report, which included the TAG ASG awards made on completion, gained 91.75% support and 86.46% of shareholders supported the 2017 remuneration policy, which included the proposal to award a second tranche of ASGs following completion of the HPE Software business acquisition in September 2017. To fully vest, the TAG ASGs required at least £1.87bn of additional value to be delivered to shareholders from the reference price of £8.19425, whilst the HPE Software ASGs require £7.9bn of additional value to be delivered from the reference price of £18.17¾.

The TAG ASGs vested in full on November 1, 2017 as a result of the £4.5bn of value delivered to shareholders since signing of the heads of terms agreement in June 2014, £2.5bn of which was delivered prior to the announcement of the HPE Software business acquisition in August 2016. This significantly exceeded the stretch target of £1.9bn and equates to a shareholder return of 250%. Executives were restricted from realizing the gains from these TAG ASG awards for 12 months. This is not reflected in the remuneration disclosed in the statutory single figure table, which is based on the share p/rice at vesting of £26.64 and results in figures of between £10.8m and £25.3m.  Executives, however, did not receive this value; the one-year holding period ensured executives experienced the same impact of the share price fall as shareholders, with the value of these awards more than halving to between £4.9m and £11.5m at the end of the financial year. To better demonstrate the value delivered to executives, the remuneration based on the year-end share price is also presented in addition to the statutory disclosures.

Additional Share Grants relating to the acquisition of the HPE Software business

A review of the ASGs granted at the time of the HPE Software business acquisition was undertaken in September 2018 following the announcement of the sale of SUSE to EQT Partners and shareholder feedback regarding concerns at the significant loss of retention value for key executives from the fall in share price after the March 2018 trading update.  The Remuneration Committee wanted to ensure that executives remained incentivized to deliver significant value from the HPE Software transaction and align reward to the delivery of the 2020 business plan. As a result of this review the performance period is now September 2017 to September 2020 which is the three-years post completion of the HPE Software business transaction; the challenging 50% to 100% shareholder return performance measure has been retained, as has the reference share price of £18.17¾ so there is no change to the shareholder value required in order to vest. To fully vest, more than £9.2bn of additional shareholder value needs to be created between September 2018 and September 2020, equivalent to a share price of over £36 (less any dividends). To put this into context the market capitalization of Micro Focus at the end of September 2018 was £6.2bn.

Future ASG Awards

The ASG program has been an important and influential part of the Micro Focus reward strategy, enabling the Company to recruit and retain executives in the highly competitive global software sector. The committee is, however, aware of the distorting impact these awards can have, especially after a period of exceptional share price growth as has been the case with the TAG ASGs. There are no plans to make future ASG awards at this time and a full review of the reward strategy will be undertaken in 2019 to ensure remuneration remains competitive in the global software market.

FY18 Performance and incentive outcomes relating to that financial period

2017 was another transformational year for Micro Focus following the completion of the HPE Software business acquisition on September 1, 2017. The Enlarged Group now has over 14,000 employees across 43 countries with 29% being US based. There have been a number of changes to the board, to better align to the needs of a global software company with a large US presence. The remuneration consequences of the changes to the board were entirely in line with the policy approved by shareholders and are set out in detail in the Annual Report on Remuneration.

Despite a challenging start to the integration of the HPE Software business, the last six months has seen great progress being made. Revenue performance has stabilized and the continued expansion of our profit margin are encouraging signs of progress.

Annual bonuses for the 12 months ended 31 October 2018 were paid at 76% of the maximum opportunity as a result of growth in Adjusted EBITDA (after adjusting for currency movements during this period).  No bonus was paid in respect of the six-month transition period ending 31 October 2017, giving a total bonus over the 18 month period of around half the maximum opportunity. As a result of the sustained strong performance of the Company over the three-years to 30 April 2018, the increase in Diluted Adjusted EPS 1 over the three years to April 2018 exceeded the stretch target and all long-term incentive plan (“LTIP”) awards where the performance period ended during the 18 month period vested in full.  During the 18 month period, executive directors received the equivalent of a single year’s LTIP award.

1    Diluted adjusted EPS is defined as profit after tax attributable to ordinary shareholders, prior to exceptional items, share-based compensation charge, amortization of purchased intangibles and tax attributable to these charges and exceptional tax credit, divided by the weighted average number of diluted shares in issue during the period).

Further details are set out in the main section of the Remuneration Report.

Application of Policy in FY19

We have provided full details on the implementation of our policy for FY19, which will consist of the following remuneration elements linked to generation and delivery of real returns to shareholders:

•	Base salary
•	Pension
•	Annual bonus
•	Long-term incentive

The wider Company

As part of its role, the committee monitors the remuneration arrangements across the wider Company as an integral part of the strong performance culture driving our business. As well as all employees being eligible to participate in our all-employee share plans, all non-commission employees participate in a bonus scheme, which operates on the same metrics for all levels in the Company. Additionally around 450 of senior managers and key employees receive LTIP awards subject to the same performance metrics that apply to executive directors. The vast majority of the Company’s pension plans are defined contribution arrangements or cash allowances in lieu of pension, with only a few small legacy defined benefit arrangements inherited from previous acquisitions.  There is no defined benefit obligation in relation to current executive directors who receive a cash allowance only.

Shareholder Engagement

The Company is committed to maintaining an open and transparent engagement with investors. A clear objective of the Directors’ Remuneration Report is to communicate clearly how much executive directors are earning and how this is clearly linked to performance. Members of the remuneration committee are engaged in an on-going dialogue with corporate governance advisory agencies and investors in order to better understand their views on Micro Focus’ approach to executive remuneration, which are then taken into account when determining the remuneration arrangements for the executive directors.

The Company believes it has demonstrated the strong link between the Policy and value creation over the past seven and a half years and therefore, is seeking to receive shareholders’ support at the upcoming AGM.

Directors’ Remuneration Policy

The Remuneration Policy for executive directors was set out in the 2017 Annual Report and approved by shareholders at the 2017 Annual General Meeting (“AGM”) on September 4, 2017. The Policy is available to view at www.microfocus.com. No changes are being proposed to the policy for this period. A formal review of the policy will be undertaken in 2019 to take account of the enlarged Group having a more global focus and the latest corporate governance code. The new policy will be put to shareholders for approval at the 2020 AGM.

The Company’s policy on the remuneration of executive directors and their direct reports is established by the committee and approved by the board. The individual remuneration package of each executive director is determined by the committee. No executive director or employee participates in discussions relating to the setting of their own remuneration.

The objective of the Group’s remuneration policies is that all employees, including executive directors, should receive appropriate remuneration for their performance, responsibility, skills and experience. Remuneration packages are designed to enable the Group to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of Group performance in line with the best interests of shareholders.

Policies on remuneration take account of the pay structure, employment conditions and relativities within the Group and also the industry sector. They also take into consideration that individuals may have different levels of experience, capability, and market demand for their services. To determine the elements and level of remuneration appropriate to each executive director, the committee considers benchmark remuneration data for selected comparable technology companies as well as a broader group of companies of a similar size to the Company.

A significant proportion of remuneration is performance-related, with challenging performance conditions linked to the Company’s financial and operational strategy, to support the Company’s core objectives to deliver shareholder returns of 15% to 20% per annum over the long-term. The committee reviews the performance conditions annually to ensure that they remain demanding and appropriate. There are no non-financial targets and all targets are published.

In line with the Investment Association’s guidelines on responsible investment disclosure, the committee will ensure that the incentive structure for executive directors and senior management will not raise environmental, social or governance (“ESG”) risks by inadvertently motivating irresponsible behavior. More generally, with regard to the overall remuneration structure, there is no restriction on the committee that prevents it from taking into account corporate governance on ESG matters.

The table below summaries the key elements of the package for executive directors.

Element of Remuneration		Link to Strategy	Framework
Fixed	Base Salary	Attract and retain key talent to deliver the agreed strategy	Reviewed annually to ensure competitive, taking into account market positioning and increases generally within the Group
	Benefits		Competitive package of benefits including car allowance and health plan
	Pension		Up to a maximum of 20% of base salary either as a pension contribution or cash allowance
Variable	Annual bonus	Performance measures aligned to key financial metrics	Maximum opportunity of 150% base salary for achieving 10% growth in Adjusted EBITDA (“Adjusted EBITDA”) [2]
	Long-term Incentives	Normally awards vest after three years to align to longer-term performance	Annual grants of up to 200% of base salary with a performance measure based on growth in aggregate EPS of between 3% p.a. and 9% p.a. above RPI
	Additional Share Grants	Awards made within 18 months of completion of major acquisitions with stretching total shareholder return targets over three-year period	Awards made following the HPE Software business acquisition vesting 1 September 2020 subject to three-year shareholder return of 50% to 100%. A further one-year holding period is applied.
Shareholding Requirement		Directly aligns executive directors’ interests with those of shareholders	200% of base salary

2 EBITDA is defined by the Company as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA is EBITDA adjusted for exceptional items, share-based compensation, product development intangible cost capitalized and foreign exchange gains/losses.

Consideration of employment conditions elsewhere in the Group

The remuneration policy for other employees is based on broadly consistent principles to those for executive directors. Salary reviews take into account Group performance, local pay and market conditions and salary levels for similar roles in comparable companies. All non-commissioned employees participate in a bonus scheme, which operates on the same metrics for all levels in the Company from entry level employees to executive directors.

Around 450 senior managers and other key employees also receive annual LTIP awards. Performance conditions are consistent for all participants, while award sizes vary by individual. All employees in the UK and Ireland are eligible to participate in the Sharesave plan on the same terms. Employees in the US and other countries where the Company has a major presence are eligible to participate in the Company’s Employee Share Purchase Plan (“ESPP”) on the same terms. The ESPP has been rolled out to 34 countries so far with a further nine becoming eligible at the next launch in 2019.

 All employees in the US, UK Ireland and India are able to participate in our Flexible Benefits program. Employees in other regions participate in similar programs or receive a competitive package of benefits in line with local market practice.

Additional Share Grants (“AGSs”) in relation to the 2017 acquisition of the HPE Software business were approved by shareholders at the 2017 AGM and were made to a small number of key executives critical to the successful integration and successful delivery of the 2020 business plan.

Consultation with employees

Although the committee does not consult directly with employees on the Directors’ Remuneration Policy, the committee does consider general basic salary increases, the benchmarking of employee compensation and benefits, remuneration arrangements and employment conditions for the broader employee population when determining Remuneration Policy for the executive directors.

Performance measures and targets

Following completion of the HPE Software business acquisition, the board reviewed and simplified the different measures used to track business performance, and presented the outcome of this review as part of the Interim Results for the six-month period ended October 31, 2017. Underlying Adjusted EBITDA, which is used in our corporate bonus plans, was viewed as the most appropriate measure going forward.  The basis of calculation remains unchanged, but is now referred to simply as Adjusted EBITDA.

The committee continues to believe that a combination of Adjusted EBITDA, Revenue Growth, Cash Flow, EPS and Total Shareholder Return remain the most appropriate measures of long-term performance of the Company. The performance measures used for annual bonuses are selected annually to help the Group achieve its core objective. The annual bonus plan is currently linked to growth in Adjusted EBITDA. Vesting of annual LTIP awards is currently linked to growth in EPS as the committee believes that this aligns with the Company’s focus on shareholder value.  ASG awards are used in exceptional circumstances following transformational acquisitions with stretching performance conditions aligned to value created for shareholders. The committee believes that a combination of the measures under our incentive plans provides a strong line of sight for the executives and supports the long-term strategy.

Performance targets are set to be stretching and achievable, taking into account the Group’s strategic priorities and the economic environment in which the Group operates.

Annual Report on Remuneration

The following section provides the details of how the Remuneration Policy was implemented during the 18 months ended October 31, 2018. To assist with a like for like comparison with the 12 months ended April 30, 2017, also shown are the details for the 12 months ended October 31, 2018, where relevant.

Non-executive directors’ terms of appointment

The non-executive directors’ terms of appointment are recorded in letters of appointment. The required notice from the Company is 90 days in all cases. The non-executive directors are not entitled to any compensation for loss of office and stand for election or re-election as appropriate at each AGM. Details of the letters of appointment of each non-executive director who has served as a director of the Company at any time during the 18 month period are set out below:

Non-executive director	Appointment Date	Expiration date
Karen Slatford	July 5, 2010	July 5, 2019
Amanda Brown	July 1, 2016	July 1, 2019
Richard Atkins	April 16, 2014	April 16, 2020
Silke Scheiber	May 15, 2017	May 15, 2020
Darren Roos	May 15, 2017	May 15, 2020
Lawton Fitt	October 17, 2017	October 17, 2020
John Schultz[1]	September 1, 2017	September 1, 2020

1   John Schultz was appointed to the board on September 1, 2017 in a non-remunerated role and resigned on December 20, 2017.

All appointments of non-executive directors are subject to election by shareholders at the first AGM of the Company after appointment and to re-election on an annual basis thereafter. All the directors will be offering themselves for election or re-election at the 2019 AGM.

Single figure for total remuneration of non-executive directors

A number of changes were made to the non-executive director appointments as a result of the acquisition of the HPE Software business on September 1, 2017. The fee levels were also revised to account for the enlarged size and global focus of the Group as previously set out.

The following table sets outs the single figure for total remuneration of non-executive directors for the 18 months ended October 31, 2018 and the 12 months ended April 17, 2017, together with the 12 months ended October 31, 2018 to enable a better like for like comparison.

		Fees
		18 months	12 months
Non-executive Directors		£’000	£’000
Karen Slatford	2018	180	120
2017			103
Richard Atkins	2018	135	90
2017			78
Amanda Brown (1)	2018	135	90
2017			68
Silke Scheiber (2)	2018	103	70
2017			-
Darren Roos (3)	2018	103	70
2017			-
Lawton Fitt (4)	2018	83	80
2017			-
Steve Schuckenbrock (5)	2018	-	-
2017			71
Tom Virden (5)	2018	-	-
2017			62
John Schultz (6)	2018	-	-
2017			-
Total	2018	739	520
2017			382

[1]	Amanda Brown’s fees were paid direct to her employer.
[2]	Silke Scheiber joined the board on May 15, 2017.
[3]	Daren Roos joined the board on May 15, 2017.
[4]	Lawton Fitt joined the board on October 17, 2017 and receives an additional fee of £10,000 per annum due to her SEC and SOX experience.
[5]	Steve Schuckenbrock and Tom Virden resigned on April 25, 2017.
[6]	John Schultz joined the board on September 1, 2017 in a non-remunerated role and resigned on December 20, 2017.

Implementation of non-executive director remuneration for the year ending October 31, 2019

The approach to non-executive directors’ fees is set out in the table below:

Independent non-executive director base fee	£70,000 p.a.
Additional fee for chairing a committee	£20,000 p.a.
Fee for the SID (including chairing committees)	£120,000 p.a.

Remuneration committee membership during the 18 month period to October 31, 2018

During the 18 month period to October 31, 2018, the committee comprised only of independent non-executive directors. The committee met 13 times during the period under review. The number of committee meetings attended by each director in the period was as follows:

Committee member	Held	Number of meetings attended
Amanda Brown (Chair)	13	13
Karen Slatford	13	12
Richard Atkins(1)	5	4
Silke Scheiber(2)	8	7
Darren Roos(2)	8	6

1    Richard Atkins resigned from the committee on September 21, 2017.
2    Silke Scheiber and Darren Roos joined the committee on September 21, 2017.

The committee invited the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer and Reward Director during the period to provide views and advice on specific questions raised by the committee and on matters relating to the performance and remuneration of senior managers. They did not participate in discussions relating to their own remuneration. The Company Secretary attended each meeting as secretary to the committee.

Terms of reference

The committee is responsible for reviewing the remuneration arrangements for executive directors and for providing general guidance on aspects of Remuneration Policy throughout the Group. Its terms of reference include the following:

•
Determine and agree with the board the framework or broad policy for the remuneration of the Company’s Chairman, CEO and other executive directors, the Company Secretary and other members of the executive management team (as appointed from time to time);

•	Determine the total individual remuneration package of each executive director and other senior executives including bonuses, incentive payments, share options and any other share awards;
•	Determine the policy for, and scope of, pension arrangements for each executive director and other senior executives;
•	Approve the framework of salaries for senior managers, determine targets for any performance-related pay schemes operated by the Company and approve the total annual payments;
•	Review the design of all share incentive plans for approval by the board and shareholders;
•	Oversee any major changes in employee benefit structures throughout the Company or Group; and
•	Review the on-going appropriateness and relevance of the Remuneration Policy.

The full terms of reference of the committee are available from the Company Secretary and are on the Company’s website http://investors.microfocus.com/corporate-governance. These will be reviewed as part of the wider policy review to take account of the new corporate governance code.

Agenda during the 18 month period to October 31, 2018

The key activities of the committee were as follows:

•	Approval of the Directors’ Remuneration report for the year ended April 30, 2017;
•	Approval of the packages of executive directors joining and leaving the board;
•
Reviewed the reward strategy of the enlarged group following the acquisition of the HPE Software business, including the award of LTIPs and ASGs post completion and the arrangements for dealing with the US excise tax implications.

•	Reviewed the salaries of the executive directors and the Chief Executive Officer’s direct reports;
•	Reviewed bonus payments, LTIPs and TAG ASGs vesting against targets;
•	Conducted annual review and ratification of remuneration packages for executive directors and senior executives;
•	Considered current guidelines on executive compensation from advisory bodies’ and institutional investors;
•	Established targets for annual bonuses for the financial year ending October 31, 2019;
•	Reviewed the impact of the sale of SUSE on LTIPs and ASGs for those affected;
•	Approved the surrender and replacement of ASGs awarded to executive directors following the HPE Software business acquisition to align the performance period to the three years post completion;
•	Engaged with major shareholders and advisory bodies to seek their views following publication of the 2017 Directors’ Remuneration Report and following publication of the SUSE circular;
•	Restructured the incentive arrangements for those below the board to better align to the delivery of the 2020 business plan; and
•	Reviewed the performance and terms of reference of the committee.

External advisers

The committee and management seek advice on remuneration and legal matters from a number of firms as appropriate, which also provide other services to management including tax, accounting and consulting services.

The committee has direct access to these advisers who attend committee meetings as required. The committee has chosen not to appoint separate independent advisers and is satisfied that the advice it receives is objective and independent and is not conflicted by the advisers also working with the management. The total fees (excluding VAT) for the 18 month period relating to remuneration advice to the committee were £35,144.

Executive director remuneration for FY18

Vesting of TAG ASGs

A large part of the single figure remuneration for the 18 month period ended October 31, 2018 is driven off the value of the TAG ASGs, which were granted in November 2014 following the TAG acquisition and approved by shareholders. The TAG ASGs vested in full on November 1, 2017 as a result of the 221% shareholder return achieved (allowing for averaging) over the period from the signing of the heads of terms agreement in June 2014, when the share price was around £8. The chart below shows that a £310 investment in June 2014 would have grown to £1,079 (with dividends reinvested) by the time the TAG ASGs vested, equating to 3.5 times the initial investment, and demonstrates the outstanding returns delivered to shareholders during the three-year performance period.  Shareholders have received around £4½bn of additional value between June 2014 and November 2017, which significantly exceeded the stretch target for full vesting of £1.9 billion (equating to a 100% shareholder return from the reference price of £8.19425 set at the time of signing the heads of terms agreement).

The TAG ASGs vested at a share price of £26.64 but with a one-year holding period, which restricted executives from realizing the gains for 12 months. Consequently, none were exercised by the executive directors and all were still outstanding at October 31, 2018 when the share price had fallen to £12.18½ following the announcements made in March 2018. This is not reflected in the remuneration disclosed in the statutory single figure table, which is based on the share price at vesting. The table below shows the value of the TAG ASG shares at the date of award, at vesting and at October 31, 2018.

		Value of TAG ASG shares
Executive director	ASG Shares awarded and vesting	At date of award on November 20, 2014 at £10.61	At date of vesting on November 1, 2017 at £26.64	At period end of October 31, 2018 at £12.18½
		£’000	£’000	£’000
Kevin Loosemore	947,140	10,040	25,232	11,541
Stephen Murdoch	405,917	4,303	10,814	4,946
Mike Phillips	676,529	7,171	18,023	8,244
Nils Brauckmann	405,917	4,303	10,814	4,946

The total vesting value of these awards (£64.9m) represents under 1.5% of the £4.5bn of additional value delivered to shareholders.

This shows that, as a result of the one-year holding period, the value of directors TAG ASGs awards have more than halved since vesting as a result of the share price fall in 2018. The committee believes that valuing the TAG ASGs by reference to the share price at the end of the financial period gives a better representation of the value delivered to the executives. A similar approach has been used to value the LTIPs where the performance period ended during the 18 months ended October 31, 2018 as none of these were exercised and all were still outstanding at the end of the period. Accordingly, the remuneration for executive directors is shown on two bases:

1.	The statutory basis valuing the TAG ASGs and LTIPs at the date of vesting; and

2.
Alternative approach valuing the TAG ASGs and LTIPs using the share price at October 31, 2018 to allow for the impact of the 1-year holding period on TAG ASGs and that none of the LTIPs were exercised during the period.

Total remuneration of executive directors

Single figure for total remuneration of executive directors on statutory basis

The table below shows the single figure for total remuneration for executive directors on the statutory basis, which requires the value of LTIPs and the TAG ASGs to be valued at the date of vesting irrespective of whether they could be exercised and realized at this time. Figures are shown for the full 18 months ended October 31, 2018 and the previous 12 months ended April 30, 2017. It also shows the figures for 12 months ended October 31, 2018 to enable comparison against the 12 months ended April 30, 2017. For those directors who were not on the board for the whole of the relevant performance period, the value of LTIPs and TAG ASGs have been pro-rated accordingly

							LTIPs and ASGs
Executive Directors		Base Salary and Fees(1)	Benefits in Kind(2)		Annual Bonus(3)		LTIPs(4)		ASG(5)	Total	Pension(6)	Total
		£’000	£’000		£’000		£’000		£’000	£’000	£’000	£’000
Kevin Loosemore	2017 (12 months)	750	32		506		2,788		-	2,788	150	4,226
	2018 (12 months)	750	33		855		1,407		-	1,407	150	3,195
	2018 (18 months)	1,125	47		855		1,407		25,232	26,639	225	28,891
Chris Hsu(7)	2017 (12 months)	-	-		-		-		-	-	-	-
	2018 (12 months)	288	11		-		-		-	-	-	299
	2018 (18 months)	413	4,466	(8)	73	(9)	-		-	-	-	4,952
Stephen Murdoch(10)	2017 (12 months)	500	18		338		1,365		-	1,365	75	2,296
	2018 (12 months)	497	11		569		513		-	513	75	1,665
	2018 (18 months)	668	17		569		513		5,809	6,322	100	7,676
Chris Kennedy(11)	2017 (12 months)	-	-		-		-		-	-	-	-
	2018 (12 months)	487	12		-		-		-	-	97	596
	2018 (18 months)	487	12		-		-		-	-	97	596
Mike Phillips(12)	2017 (12 months)	470	19		317		1,493		-	1,493	71	2,370
	2018 (12 months)	120	4		137		607		-	607	18	886
	2018 (18 months)	361	13		137		607		18,023	18,630	54	19,195
Nils Brauckmann(13)	2017 (12 months)	423	12		285		684	(14)	-	684	63	1,467
	2018 (12 months)	339	7		387		423		-	423	51	1,207
	2018 (18 months)	583	13		387		423		6,421	6,844	87	7,914
Total	2017 (12 months)	2,143	81		1,446		6,330		-	6,330	359	10,359
	2018 (12 months)	2,481	78		1,948		2,950		-	2,950	391	7,848
	2018 (18 months)	3,637	4,568		2,021		2,950		55,485	58,435	563	69,224

1	Base Salary and Fees: the amount earned during the period in respect of service as a director.

2	Benefits in Kind: including car, private medical insurance, permanent health insurance, life insurance and financial and tax advice for a US director.

3
Annual Bonus: payment for performance during the period in respect of service as a director. One-third of the annual bonus is deferred into shares for three years with the exception of the Executive Chairman and the bonus to Chris Hsu, which was based on the performance of the HPE Software business.

4
LTIPs (excluding ASGs): the value of LTIP awards (excluding those awards under the ASG program) which vest based on performance conditions ending during the relevant period, pro-rated to reflect the period as a director during the relevant three year performance period. The 2017 figures are based on the share price at vesting of £24.20 (June 27, 2017) and £25.18 (December 16, 2017). The 2018 figures are based on the share price at vesting of £12.64 (July 17, 2018) and £13.05 (being the average share price over the final quarter of the financial year for the awards which will vest on March 23, 2019).

5
ASG: the value of the ASG award made in November 2014 following the TAG transaction, which vested on November 1, 2017 based on a three year performance period ended October 31, 2017 (pro-rated to reflect the period of service as a director during the performance period). As the performance period ended on October 31, 2017, the value of the TAG ASGs is included in the figures for the full 18 month period ended October 31, 2018 but not in the figures for the 12 month period from November 1, 2017 to October 31, 2018.

6	Pension: the Company’s pension contribution or cash allowance paid during the period in respect of service as a director.

7	Chris Hsu joined the board on September 1, 2017 following the acquisition of the HPE Software business and resigned from the board on March 19, 2018.

8
Chris Hsu’s benefits in kind include a payment of $5,918,705 to cover the grossed-up cost of the excise tax incurred as a result of US “inversion” tax treatment of the HPE Software business transaction.

9
The bonus payment for Chris Hsu relates to the two month proportion of his HPE Software business bonus for the year ending October 31, 2017. No bonus was paid in respect of the 2018 financial year performance.

10
Stephen Murdoch left the board on September 1, 2017 to take on the role of Chief Operating Officer and re-joined the board on March 19, 2018 following his appointment as Chief Executive Officer. His salary, benefits, bonus and pension for the 12 month and 18 month periods ended October 31, 2018 reflect his service whilst a director and his LTIPs and ASG reflect the period of the performance period whilst a director.

11	Chris Kennedy joined the board on January 8, 2018 on his appointment as Chief Financial Officer.

12
Mike Phillips left the board on January 31, 2018, taking on the role of Director of M&A. His salary, benefits, bonus and pension for the 12 month and 18 month periods ended October 31, 2018 reflect his service whilst a director but his LTIPs and ASGs reflect the period of the performance period whilst a director.

13
Nils Brauckmann left the board on July 11, 2018 following the announcement of the sale of SUSE. His salary, benefits, bonus and pension for the 12 month and 18 month periods ended October 31, 2018 reflect his service whilst a director but his LTIPs and ASGs reflect the period of the performance period whilst a director.

14	The LTIP figure for 2017 has been revised to reflect the share price at vesting of £25.18 (December 16, 2017).

The table below shows the total remuneration of executive directors for the 18 month financial period ended October 31, 2018 and the previous 12 month financial year ended April 30, 2017 using the alternative approach outlined above. This allows for the impact of the 1-year holding period on TAG ASGs and that none of the LTIPs were exercised during the period by valuing the TAG ASGs and LTIPs using the share price at October 31, 2018,   and is a good representation of the value to executive directors of the TAG ASGs when they were fully vested and released. It also shows the 12 months ended October 31, 2018 to enable comparison against the 2017 financial year. For those directors who were not on the board for the whole of the relevant performance period, the value of LTIPs and TAG ASGs have been pro-rated accordingly.

Executive Directors		Base Salary and Fees (1)	Benefits in Kind (2)			Annual Bonus (3)			LTIPs (4)		ASG (5)	Total	Pension (6)	Total
		£’000	£	£’000		£	£’000		£’000		£’000	£’000	£’000	£’000
Kevin Loosemore	2017 (12 months)	750		32			506		2,788		-	2,788	150	4,226
	2018 (12 months)	750		33			855		1,356		-	1,356	150	3,144
	2018 (18 months)	1,125		47			855		1,356		11,541	12,897	225	15,149
Chris Hsu (7)	2017 (12 months)	-		-			-		-		-	-	-	-
	2018 (12 months)	288		11			-		-		-	-	-	299
	2018 (18 months)	413		4,466	(8)		73	(9)	-		-	-	-	4,952
Stephen Murdoch (10)	2017 (12 months)	500		18			338		1,365		-	1,365	75	2,296
	2018 (12 months)	497		11			569		489		-	489	75	1,641
	2018 (18 months)	668		17			569		489		2,657	3,146	100	4,500
Chris Kennedy (11)	2017 (12 months)	-		-			-		-		-	-	-	-
	2018 (12 months)	487		12			-		-		-	-	97	596
	2018 (18 months)	487		12			-		-		-	-	97	596
Mike Phillips (12)	2017 (12 months)	470		19			317		1,493		-	1,493	71	2,370
	2018 (12 months)	120		4			137		585		-	585	18	864
	2018 (18 months)	361		13			137		585		8,244	8,829	54	9,394
Nils Brauckmann (13)	2017 (12 months)	423		12			285		684	(14)	-	684	63	1,467
	2018 (12 months)	339		7			387		400		-	400	51	1,184
	2018 (18 months)	583		13			387		400		2,937	3,337	87	4,407
Total	2017 (12 months)	2,143		81			1,446		6,330		-	6,330	359	10,359
	2018 (12 months)	2,481		78			1,948		2,830		-	2,830	391	7,728
	2018 (18 months)	3,637		4,568			2,021		2,830		25,379	28,209	563	38,998

1	Base Salary and Fees: the amount earned during the period in respect of service as a director.

2	Benefits in Kind: including car, private medical insurance, permanent health insurance, life insurance and financial and tax advice for a US director.

3
Annual Bonus: payment for performance during the period in respect of service as a director. One-third of the annual bonus is deferred into shares for three years with the exception of the Executive Chairman and the bonus to Chris Hsu, which was based on the performance of the HPE Software business.

4
LTIPs (excluding ASGs): the value of LTIP awards (excluding those awards under the ASG program) which vest based on performance conditions ending during the relevant period, pro-rated to reflect the period as a director during the relevant three year performance period. The 2018 figures are based on the share price at the end of the period (£12.18½) to reflect that none of them were exercised during the period and were still outstanding as at October 31, 2018. The 2017 figures are based on the share price at vesting of £24.20 (June 27, 2017) and £25.18 (December 16, 2017).

5
ASG: the value of the ASG award made in November 2014 following the TAG transaction, which vested on November 1, 2017 based on a three year performance period ended October 31, 2017 (pro-rated to reflect the period of service as a director during the performance period). As the performance period ended on October 31, 2017, the value of the TAG ASGs is included in the figures for the full 18 month period ended October 31, 2018 but not in the 12 month period from November 1, 2017 to October 31, 2018. The 2018 (18 months) figures are based on the share price at the end of the period (£12.18½) as none were exercised during the period due to the one year holding period and were still outstanding as at October 31, 2018.

6	Pension: the Company’s pension contribution or cash allowance paid during the period in respect of service as a director.

7	Chris Hsu joined the board on September 1, 2017 following the acquisition of the HPE Software business and resigned from the board on March 19, 2018.

8
Chris Hsu’s benefits in kind include a payment of $5,918,705 to cover the grossed-up cost of the excise tax incurred as a result of US “inversion” tax treatment of the HPE Software business transaction.

9
The bonus payment for Chris Hsu relates to the two month proportion of his HPE Software business bonus for the 12 months ended October 31, 2017. No bonus was paid in respect of the 12 months ended October 31, 2018.

10
Stephen Murdoch left the board on September 1, 2017 to take on the role of Chief Operating Officer and re-joined the board on March 19, 2018 following his appointment as Chief Executive Officer. His salary, benefits, bonus and pension for the 12 month and 18 month periods ended October 31, 2018 reflect his service whilst a director and his LTIPs and ASG reflect the period of the relevant performance period whilst a director.

11	Chris Kennedy joined the board on January 8, 2018 on his appointment as Chief Financial Officer.

12
Mike Phillips left the board on January 31, 2018, taking on the role of Director of M&A. His salary, benefits, bonus and pension for the 12 month and 18 month periods ended October 31, 2018 reflect his service whilst a director but his LTIPs and ASGs reflect the period of the relevant performance period whilst a director.

13
Nils Brauckmann left the board on July 11, 2018 following the announcement of the sale of SUSE. His salary, benefits, bonus and pension for the 12 month and 18 month periods ended October 31, 2018 reflect his service whilst a director but his LTIPs and ASGs reflect the period of the relevant performance period whilst a director.

14	The LTIP figure for 2017 has been revised to reflect the share price at vesting of £25.18 (December 16, 2017).

Annual bonus for the 18 months ended October 31, 2018

Following completion of the HPE Software business acquisition and the change in financial year end, the annual bonus for the 18 month period ended October 31, 2018 was split into two separate periods: a transitional six month period from May 1, 2017 to October 31, 2017, and a normal annual bonus based on the 12 month period from November 1, 2017 to October 31, 2018. The maximum bonus opportunity was 150% of salary earned over each of the two periods.

The executive directors are on the same bonus plan as all non-commissioned employees and their bonuses are capped at the percentages above. There is no bonus pay-out if Adjusted EBITDA on a constant currency basis, excluding the impact of in-year acquisitions, is the same as the previous year and maximum bonuses are earned if the increase in this measure is 10% or more with pay-outs calculated on a straight-line basis between these two points.

In respect of the transitional six month period from May 1, 2017 to October 31, 2017, Adjusted EBITDA for the Micro Focus business declined on a constant currency basis as operational improvements were put on hold pending the completion of the HPE Software business acquisition. As a result, no bonus was payable in respect of this period. A bonus was paid to Chris Hsu in December 2017 in respect of the HPE Software business financial year ending October 31, 2017. This was based on the HPE Software business bonus structure and the HPE Software business performance measured against profit, revenue and personal objectives and represented 52% of the target bonus. Two months of this bonus was funded by Micro Focus in respect of the post completion period from September 1, 2017 to October 31, 2017 ($96,844) with the remainder funded by HP.

The annual bonus for the 12 months ended October 31, 2018 is based on the growth in Adjusted EBITDA (on a constant currency basis) from the 12 months ended October 31, 2017 compared to the 12 months ended 31, October 2018. To adjust for the impact of currency movements, the figure for the 12 months ended October 31, 2018 has been rebased to the Company’s plan exchange rates set at the start of the period, which reduces the Adjusted EBITDA figure for bonus purposes and resulted in bonus payments of 76% of the maximum opportunity.  No annual bonus was paid to Chris Kennedy or Chris Hsu in respect of Micro Focus performance in 2018, as a result of their resignations during the period. One third of the annual bonus earned whilst serving as a director for Stephen Murdoch, Mike Phillips and Nils Brauckmann will be deferred into shares for a period of three years. Compulsory deferral into shares does not apply to Kevin Loosemore in accordance with the approved policy as his maximum bonus level was already at 150% of salary when compulsory deferral was introduced in 2016.

Executive director	Adjusted EBITDA growth threshold	Adjusted EBITDA growth Maximum	Maximum bonus £’000	% of maximum	Bonus for 2018 £’000
Kevin Loosemore	0%	10%	1,125	76%	855
Stephen Murdoch(1)	0%	10%	749	76%	569
Mike Phillips(1)	0%	10%	181	76%	137
Nils Brauckmann(1)	0%	10%	509	76%	387
[1]	The figures for Stephen Murdoch, Mike Phillips and Nils Brauckmann reflect the period served as a director.

Vesting of long-term incentives with performance periods ending in the 18 month period to October 31, 2018

The awards granted on July 17, 2015 to the executive directors vested on July 17, 2018. The awards granted on March 23, 2016 to Stephen Murdoch and Nils Brauckmann will vest on March 23, 2019 subject to continued employment. Vesting of these awards was based on average aggregate EPS growth in excess of RPI over the three years ended April 30, 2018, as set out in the table below.

Average aggregate EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award
Less than 3% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

The aggregate Diluted Adjusted EPS over the performance period exceeded the stretch target aggregate EPS for maximum vesting resulting in 100% vesting of these awards. LTIP awards do not benefit from dividends until exercised or released.

Executive director	Interest held	% vesting	Interest vesting	Vesting date
Kevin Loosemore	111,275	100%	111,275	July 17, 2018
Stephen Murdoch[1]	44,510	100%	44,510	July17, 2018
Stephen Murdoch[2]	26,024	100%	26,024	March 23, 2019
Mike Phillips	52,299	100%	52,299	July 17, 2018
Nils Brauckmann	17,722	100%	17,722	July 17, 2018
Nils Brauckmann[2]	26,024	100%	26,024	March 23, 2019
1	Stephen Murdoch’s awards were made to him prior to his appointment to the board.

2	The performance condition for these awards has been met but they will not time vest until March 23, 2019.

Vesting of Additional Share Grants for performance periods ending in the 18 months ended October 31, 2018

The ASGs awarded to executive directors on November 20, 2014 following the completion of the TAG transaction on November 1, 2014 vested on November 1, 2017 subject to a performance condition based on shareholder return as follows:

Shareholder return (as defined below)	Vesting percentage of the shares subject to an award
50% or less	0%
Between 50% and 100%	Between 25% and 100% on a straight-line basis
100% or more	100%

Shareholder return is calculated by comparing the Vesting Price of £24.7885 (being the average share price over the 20 days prior to the vesting date) plus the sum of the dividends paid in the three years from completion (£1.4858) to the Reference Price of £8.19425 (being the average share price over the 20 days prior to signing of the heads of terms agreement on June 3, 2014). This gives a shareholder return of 221% resulting in 100% vesting of these awards. ASG awards do not benefit from dividends until exercised.

Executive director	Interest held	% vesting	Interest vesting	Vesting date
Kevin Loosemore	947,140	100%	947,140	November 1, 2017
Stephen Murdoch	405,917	100%	405,917	November 1, 2017
Mike Phillips	676,529	100%	676,529	November 1, 2017
Nils Brauckmann	405,917	100%	405,917	November 1, 2017

Share interest awards made during the 18 months ended October 31, 2018

Deferred Shares Bonus Plan

On July 25, 2017, conditional awards were made under the Deferred Share Bonus Plan to the three executive directors for whom one-third of their year ended April 30, 2017 annual bonus was deferred into shares. The number of shares awarded was based on the closing mid-market share price of £22.27 on the day before the grant date.

Executive director	Date of grant	Awards made during the period	Share price at grant[1]	Face value at grant
Stephen Murdoch	July 25, 2017	5,051	£22.27	£112,486
Mike Phillips	July 25, 2017	4,748	£22.27	£105,738
Nils Brauckmann	July 25, 2017	4,519	£22.27	£100,638
[1]	Share price at grant is the closing mid-market price on the day before grant.

Long-term Incentive Plan

During the 18 months ended October 31, 2018, all executive directors were granted nil-cost options or conditional awards under the LTIP as set out in the table below.

Executive director	Date of grant	Performance period	Awards made during the period	Share price at grant[1]	Face value at grant	Grant basis
Kevin Loosemore	September 6, 2017	3 years from May 1, 2017	67,965	£22.07	£1,499,988	200% of salary
Chris Hsu[2]	September 6, 2017	3 years from May 1, 2017	69,848	£22.07	£1,541,545	200% of salary
Stephen Murdoch[3]	September 6,2017	3 years from May 1, 2017	36,664(4)	£22.07	£809,174	150% of salary
Stephen Murdoch[5]	September 20, 2018	3 years from May 1, 2018	67,537	£13.19	£890,813	Top-up
Chris Kennedy[6]	January 11, 2018	3 years from May 1, 2017	46,275	£22.69	£1,049,980	200% of salary
Chris Kennedy[5,6]	September 20, 2018	3 years from May 1, 2018	26,536	£13.19	£350,010	Top-up
Mike Phillips	September 6, 2017	3 years from May 1, 2017	34,464(4)	£22.07	£760,620	150% of salary
Nils Brauckmann	September 6, 2017	3 years from May 1, 2017	33,633(4)	£22.07	£742,280	150% of salary

1	Share price at grant is the closing mid-market price on the day before grant.

2	Chris Hsu’s award lapsed on his service terminating on September 19, 2018.

3	Stephen Murdoch’s award was made to him between stepping down from the board September 1, 2017 and re-joining the board 19, March 2018.

4	The number of shares was calculated based on the share price of £20.97, which would have been used had the grant been made on August 10, 2017 as originally planned.

5	The award made to Stephen Murdoch and Chris Kennedy on September 20, 2018 were to top up their grants in the 18 months ended October 31, 2018 to 200% of salary at the date of grant.

6	Chris Kennedy’s LTIP awards will lapse as a result of his resignation and subsequent leaving employment in February 2019.

The awards will be eligible to vest on the third anniversary of the date of grant subject to achievement of a performance condition based on average growth, in excess of RPI, of the aggregate EPS over the relevant three year performance period.

Annualized EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award
Less than 3% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

Additional Share Grants

Following the acquisition of the HPE Software business on September 1, 2017, ASG awards (“HPE Software ASGs”) were made under the Additional Share Grant program to executive directors and key senior executives. These were due to vest on 6, September 2019 subject to meeting a performance condition based on shareholder return, measured over the three year performance period from the announcement of the transaction on September 6, 2016. Shareholder return is calculated by comparing the Vesting Price (being the average share price over the 20 days prior to the vesting date) plus the sum of the dividends paid in the three years from the announcement date (September 6, 2016) to the Reference Price of £18.17¾ (being average share price over the 20 days to signing of the heads of terms agreement on August 2, 2016). If shareholder return is 50% or less, none of the award vests, rising on a straight-line basis to 100% vesting for a shareholder return of 100% or more. A one-year holding period applies to employees at vesting. Award levels were set according to seniority with the award to any individual not exceeding 2,175,155 shares (being 0.5% of the issued share capital of the Company at the completion date), with an overall aggregate maximum of 10,875,779 shares (being 2.5% of the issued share capital at completion).

The Committee undertook a review of the ASG following the sale of SUSE and in response to shareholder feedback. The committee concluded that realigning the performance period to the three years post completion of the HPE Software business acquisition with awards vesting in September 2020 better aligned to the value creation of the acquisition and the 2020 business plan. The committee also decided to retain the shareholder return performance measure as this reflected the value created and the return to shareholders, and is closely aligned to the overall strategy of generating 15% p.a. to 20% p.a. shareholder returns over the longer term. In September 2018, the current and past executive directors voluntarily agreed to surrender their existing HPE Software ASGs in return for a new grant on identical terms but with the performance period and vesting date of September 1, 2020 aligned to the three years post completion of the HPE Software business acquisition as set out below. Accordingly, none of the replacement HPE Software ASG award will vest if shareholder return is 50% or below, rising on a straight-line basis to 100% vesting for a shareholder return of 100% or more. Shareholder returns is calculated by comparing the Vesting Price (being the average share price over the 20 days prior to the vesting date) plus the sum of the dividends paid in the three years from the completion date (September 1, 2017) to the Reference Price of £18.17¾ (being average share price over the 20 days to signing of the heads of terms agreement on August 2, 2016). The same one year holding period applies to employees at vesting as do the limits on both individual and aggregate grant levels. For full vesting, this requires an increase in shareholder value of approximately £7.9 billion (including dividends) from the Reference price.

	Original HPE Software ASG Awards			Replacement HPE Software ASG Awards
Executive director	Date of grant	Awards made during the period	Face value at grant(1)	Date of grant	Awards made during the period	Face value at grant(1)
Kevin Loosemore	September 21, 2017	1,100,000	£26,862,000	September 20, 2018	1,100,000	£14,509,000
Chris Hsu [2]	September 21, 2017	900,000	£21,978,000
Stephen Murdoch [3]	September 21, 2017	500,000	£12,210,000	September 20, 2018	947,000	£12,490,930
Chris Kennedy [4]	January 11, 2018	500,000	£11,345,000	September 20, 2018	676,000	£8,916,440
Mike Phillips	September 21, 2017	676,000	£16,507,920	September 20, 2018	676,000	£8,916,440
Nils Brauckmann	September 21, 2017	500,000	£12,210,000	September20, 2018	500,000	£6,595,000

[1]	Face value at grant is calculated using the closing mid-market share price on the day before grant: £24.42 (September 21, 2017), £22.69 (January 11, 2017) and £13.19 (September 20, 2018).

[2]	Chris Hsu’s original HPE Software ASG award lapsed on his service terminating on September 19, 2018.

[3]	Stephen Murdoch’s original HPE Software ASG award was made to him between stepping down from the board September 1, 2017 and re-joining the board March 19, 2018.

[4]	Chris Kennedy’s replacement HPE Software ASG award will lapse as a result of his resignation and subsequent leaving employment in February 2019.

Due to US tax considerations, it was not possible to apply a similar approach to US senior executives below the board holding HPE Software ASG awards. Instead, a revised package of LTIPs was awarded to align their interests directly to the 2020 business plan which has an offset against any shares that vest under the original ASG. To provide a consistent approach globally, this was applied to all senior executives below the board holding HPE Software ASGs.

Changes to the board in the 18 months ended October 31, 2018

During the 18 months ended October 31, 2018, a number of changes were made to the executive director appointments.

Chris Hsu joined the board on September 1, 2017 as Chief Executive Officer following the HPE Software business acquisition. He resigned from the board on March 19, 2018 and went on “garden leave” for the remainder of his six months’ notice. During this period, he continued to receive his salary ($500,758) and contractual benefits ($17,684) amounting to $518,442, as required under his contract and his employment terminated on September 19, 2018.  No further payments were made for loss of office, no bonus was paid under the Micro Focus corporate bonus plan and all his outstanding LTIPs and ASGs lapsed on leaving employment.

Stephen Murdoch stepped down from the board on September 1, 2017 to take on the role of Chief Operating Officer. He was reappointed to the board on March 19, 2018 as Chief Executive Officer.

The Company announced on January 8, 2018 that Mike Philips would be taking on a new role of Director of M&A and stepped down from the board on January 31, 2018 after seven years as Chief Financial Officer, to be replaced by Chris Kennedy who joined the board on January 8, 2018.

Nils Brauckmann stepped down from the board following the announcement of the sale of SUSE, which is expected to complete early in 2019. On completion, his employment is due to transfer with SUSE and his various incentives will be treated as set out under the plan rules as for other SUSE executives. His deferred shares in the Deferred Share Bonus Plan will be prorated for time and vest on completion. LTIP awards will be pro-rated for time and any performance conditions will continue to be tested. The committee has exercised its discretion to early test the LTIP’s performance conditions over the performance period to completion. His HPE Software ASG award will be performance tested at the normal vesting date as the ASG rules do not permit early testing of the performance condition except on a change of control of the Company.

In addition, on November 5, 2018, the Company announced that Chris Kennedy would be leaving the Company in early 2019 after closing out the accounts for the 18 months ended October 31, 2018 and that Brian McArthur-Muscroft had joined and would take up the role of Chief Financial Officer and be appointed to the board in early 2019. Chris Kennedy will continue to receive his salary and contractual benefits until his date of leaving, but no FY18 annual bonus is payable and all his LTIP awards and HPE Software ASG award will lapse on leaving. No further payments will be made for loss of office.

Executive directors’ service agreements at October 31, 2018

Executive director	Date of service contract	Notice period
Kevin Loosemore[1]	April 14, 2011	The agreement is terminable by either party on six months’ notice
Stephen Murdoch [2]	April 16, 2014	The agreement is terminable by either party on six months’ notice
Chris Kennedy[3]	January 5, 2018	The agreement is terminable by either party on six months’ notice
Brian McArthur-Muscroft[4]	November 4, 2018	The agreement is terminable by either party on six months’ notice

[1]	Kevin Loosemore’s service contract was amended December 9, 2015 and April 12, 2017.

[2]
Stephen Murdoch stepped down from the board on completion of the HPE Software business acquisition on 1 September 2017 to become Chief Operating Officer. He was reappointed to the board as Chief Executive Officer on March 19, 2018.

[3]	The Company announced on November 5, 2018 that Chris Kennedy would be leaving the Company early in 2019.

[4]	Brian McArthur-Muscroft joined the Company on November 5, 2018 and will take up the role of Chief Financial Officer and be appointed to the board in early 2019.

Payments for loss of office

There were no payments for loss of office during the 18 months ended October 31, 2018, other than those for Chris Hsu set out above.

Payments to past directors

There were no payments made to past directors during the 18 months ended October 31, 2018 relating to their previous service as a director.

Other directorships

Kevin Loosemore is Chairman of IRIS Software Group Ltd and Chris Kennedy is a non-executive director of Whitbread plc.

Implementation of Remuneration Policy for the year ending October 31, 2019

Base salary

The table below shows the salaries, annual bonus opportunities and annual LTIP grants for the executive directors for the year ending October 31, 2019.

Executive director	Base salary at November 1, 2018	Max Annual bonus opportunity	LTIP grant as a % of base salary
Kevin Loosemore	£750,000	150%	200%
Stephen Murdoch	£850,000	150%	200%
Chris Kennedy[1]	£700,000	n/a	n/a
Brian McArthur-Muscroft[2]	£600,000	100%	200%

[1]
Chris Kennedy announced on November 5, 2018 that he would be leaving the Company in early 2019. Accordingly no annual bonus will be payable in respect of the 18 months ended October 31, 2018 and no annual grant of LTIPs will be made to him in 2019.

[2]
Brian McArthur-Muscroft joined the Company on November 5, 2018 and will take up the role of Chief Financial Officer and be appointed to the board in early 2019. His annual bonus opportunity in 2019 will be 100% of salary, rising to 150% of salary as for the other executive directors from November 1, 2019. An additional one-off LTIP will be granted to him over 200% of salary on the same terms as the normal annual LTIP grants but with a four year vesting period rather than the normal three years.

The average basic salary increase across the Group for 2018 was 2%.

Pension

Executive directors will continue to receive a pension contribution or payment in lieu of pension. The Executive Chairman and Chris Kennedy receive a payment in lieu of pension of 20% of base salary whilst other executive directors receive a contribution of 15% of base salary.

Annual bonus

The annual bonus will continue to be based on growth in Adjusted EBITDA on a constant currency basis excluding the impact of in year acquisitions from the 12 months ending October 31, 2018 to the 12 months ending October 31, 2019. There will be zero payment if there is no growth increasing on a straight-line basis to a maximum payment at 10% year on year growth.

For all executive directors (with the exception of the Executive Chairman) one-third of any bonus earned will be deferred into Company shares, to maximize long-term shareholder alignment, support retention in a highly competitive and global talent pool, and be in line with typical market practice. Two-thirds of the bonus will continue to be paid in cash. The Executive Chairman is exempt as his annual bonus has been 150% since 2011 and its treatment was covered in his service contract, which predates the Remuneration Policy. Deferred bonus awards will vest in full after three years, subject to continued employment.

Malus and claw back provisions will apply to awards under the Deferred Bonus Plan, as well as to the cash bonus.

LTIP

Any awards made will be in line with the approved Remuneration Policy. At present, it is anticipated that the performance measures and targets will be on a similar basis as for awards made in the 18 month period to October 31, 2018.  Malus and claw-back provisions apply to LTIP awards. Further details of the awards will be made at the time awards are granted and full details in respect of the awards will be provided in next year’s Remuneration Report.

Review of past performance until end of reporting period

The remuneration package is structured to help ensure alignment with shareholders. The graph and table below show how the Chief Executive Officer’s or Executive Chairman’s pay compares to total shareholder returns (TSR) over the last 9½ years.

The graph below shows the value, by October 31, 2018, of £100 invested in Micro Focus International plc on April 30, 2009 compared with the value of £100 invested in the FTSE 250, FTSE 100 and the FTSE All-Share Software and Computer Services Indices. The intervening points are at the Company’s financial year ends, together with 30 April 2018. The FTSE 250, FTSE 100 and the FTSE All-Share Software and Computer Services Indices have been chosen as they are considered the most relevant indices for comparison with the Company.

The table below details the Chief Executive Officer and Executive Chairman’s (or, prior to his appointment on April 14, 2011, the Chief Executive Officer’s) single figure of remuneration  over the same period:

	Year ended April 30,								18 months ended October 31,
	2010	2011	2012	2013	2014	2015	2016	2017	2018
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Stephen Murdoch(1)
Single total figure of remuneration									2,710
Annual bonus outcome (% of maximum)									57%
LTIP vesting (% of maximum)									100%

Chris Hsu(2)
Single total figure of remuneration									4,952
Annual bonus outcome (% of maximum)									12%
LTIP vesting (% of maximum)									n/a

Kevin Loosemore
Single total figure of remuneration		23	1,291	1,304	12,468	4,315	4,231	4,226
Annual bonus outcome (% of maximum)		Nil	90%	92%	100%	100%	100%	45%
LTIP vesting (% of maximum)		Nil	Nil	Nil	199%	100%	100%	100%

Nigel Clifford
Single total figure of remuneration		628
Annual bonus outcome (% of maximum)		Nil
LTIP vesting (% of maximum)		Nil

Stephen Kelly
Single total figure of remuneration	3,696
Annual bonus outcome (% of maximum)	Nil
LTIP vesting (% of maximum)	100%

[1]
Stephen Murdoch assumed the CEO responsibilities from May 1, 2017 in the build up to the acquisition of the HPE Software business and stepped down on completion of the transaction September 1, 2017 to take on the role of Chief Operating Officer. He was reappointed as CEO from March 16, 2018. The figure is slightly different from that shown in the single figure for remuneration table as the value placed on the LTIPs and ASG reflect the period of the relevant performance period that he was undertaking the CEO role.

[2]
Chris Hsu’s period as CEO was from September 1, 2017 to March 16, 2018. The 2018 single figure of remuneration includes the benefits in kind payment of $5,918,705 to cover the grossed-up cost of the excise tax incurred as a result of US “inversion” tax treatment of the HPE Software business transaction. The figure for his annual bonus outcome as a percentage of maximum has been calculated by reference to a maximum bonus of 150% of his salary earned over the period as a director.

Percentage change in Executive Chairman remuneration

The table below shows the annualized percentage change in the Executive Chairman’s remuneration from the 12 months ended April 30, 2017 to the 18 months ended October 31, 2018, as compared to the average annualized percentage change in remuneration over the same period for all staff that were on the corporate bonus scheme in both years and were employed throughout the period. The Executive Chairman was chosen as he was undertaking the role of Chief Executive Officer up to April 30, 2017 and is the only director that has been present for the whole period. We have selected our staff on the corporate bonus scheme (unchanged from the 2017 report) for this comparison as it is considered to be the most relevant for the structure of remuneration.
	Executive Chairman £000				Other employees
	2018		2017 (12-month period)	Annualized % change	Annualized % change
Base package	18-month period	Annualized
Salary	1,125	750	750	No change	3%
Taxable benefits	47	31	32	(3%)	4%
Annual performance bonus	855	570	506	13%	23%
Total	2,027	1,351	1,288	5%	5%

Relative importance of spend on pay

The table below shows the percentage change in total employee pay expenditure and shareholder distributions (i.e. dividends and share buy-backs) from the financial year ended April 30, 2017 to the 12 and 18 month periods ending October 31, 2018.

	18 months ended October 31, 2018 $m	12 months ended April 30, 2017 $m	Change from 2017 (%)
Distribution to shareholders
● Dividends paid	542.2	177.5	205.5%
● Share buy-backs	171.2	-	n/a
● Return of Value	500.0	-	n/a
Total	1,213.4	177.5	583.7%
Employee remuneration	2,030.7	449.2	352.1%

The directors are proposing a final dividend for the year ended October 31, 2018 of 58.33 cents (45.22 pence) per share (2017: final dividend of 58.33 cents 45.22 pence).

Directors’ shareholdings and share interests as at 31 October 2018

	Shares	Nil-cost options held				Current
	held (owned outright)	Vested but not exercised	Unvested and not subject to performance	Unvested and subject to performance	Shareholding requirement (% of salary)	shareholding (% of salary)	Requirement met?
Kevin Loosemore	747,539	1,507,896	-	1,237,121	200%	3,664%	Yes
Chris Hsu[1]	-	-	-	-	-	-	n/a
Stephen Murdoch[2]	5,390	592,969	31,075	1,090,841	200%	858%	Yes
Chris Kennedy[3]	14,437	-	-	748,811	200%	25%	Not yet due
Mike Phillips[4]	145,656	940,968	4,748	747,726	-	-	n/a
Nils Brauckmann[5]	-	450,798	30,543	567,109	-	-	n/a

Karen Slatford	17,704	-	-	-	-	-	n/a
Richard Atkins[6]	16,710	-	-	-	-	-	n/a
Amanda Brown	4,631	-	-	-	-	-	n/a
Silke Scheiber	-	-	-	-	-	-	n/a
Darren Roos	18,704	-	-	-	-	-	n/a
Lawton Fitt		-	-	-	-	-	n/a

[1]	Chris Hsu resigned his employment and left the board on March 19, 2018, at which time he did not own any shares in the Company and all his share awards lapsed.

[2]	Stephen Murdoch is required to have a 200% shareholding within three years of re-joining the board on March 19, 2018.

[3]
Chris Kennedy’s shareholding requirement to have a shareholding of 200% of salary within three years of joining as a director on January 8, 2018 will fall away and all his share awards will lapse on his leaving the Company early in 2019.

[4]	113,080 shares are held by Mike Phillips’ wife, Josephine Phillips. His shareholding requirement fell away on his leaving the board on January 31, 2018.

[5]	Nils Brauckmann’s shareholding requirement fell away on his leaving the board on July 11, 2018.

[6]	12,902 shares are held by Richard Atkins’ wife, Julie Atkins.

Between November 1, 2018 and February 20, 2019, the only change to the above interests was in respect of the annual award of nil cost option LTIPs on February 18, 2019 to Kevin Loosemore (89,285 options) and Stephen Murdoch (101,190 options).

Micro Focus International plc Incentive Plan 2005 (“LTIP”)

The table below sets out the executive directors’ LTIP awards as at October 31, 2018 together with the movements in these awards during the 18 month period.

	Number at May 1, 2017	Number granted in the period	Number exercised in the period	Number lapsed in the period	Number at October 31, 2018	Exercise price		Date for exercise/release
Kevin Loosemore [1]	192,157	–	–	–	192,157	0.0	p	June 27, 2015 to June 26, 2022
Kevin Loosemore [1]	142,132	–	–	–	142,132	0.0	p	June 26, 2016 to June 25, 2023
Kevin Loosemore [1]	115,192	–	–	–	115,192	0.0	p	June 27, 2017 to June 26, 2024
Kevin Loosemore [1]	111,275	–	–	–	111,275	0.0	p	July 17, 2018 to July 16, 2025
Kevin Loosemore [2]	69,156	–	–	–	69,156	0.0	p	July 26, 2019 to July 25, 2026
Kevin Loosemore [2]	–	67,965	–	–	67,965	0.0	p	July 17, 2020 to July 25, 2027

Stephen Murdoch [1]	96,237	–	50,000	–	46,237	0.0	p	December 27, 2015 to December 26, 2022
Stephen Murdoch [1]	39,884	–	–	–	39,884	0.0	p	June 26, 2016 to June 25, 2023
Stephen Murdoch [1]	56,421	–	–	–	56,421	0.0	p	June 27, 2017 to June 26, 2024
Stephen Murdoch [1]	44,510	–	–	–	44,510	0.0	p	July 17, 2018 to July 16, 2025
Stephen Murdoch [3]	26,024	–	–	–	26,024	0.0	p	March 23, 2019 to March, 22 2026
Stephen Murdoch [2]	39,640	–	–	–	39,640	0.0	p	July 26, 2019 to July 25, 2026
Stephen Murdoch [2]	–	36,664	–	–	36,664	0.0	p	July 17, 2020 to July 16, 2027
Stephen Murdoch [2]	–	67,537	–	–	67,537	0.0	p	September 20, 2021 to September 19, 2028

Chris Kennedy [2]	–	46,275			46,275	0.0	p	January 11, 2021 to January 10, 2028
Chris Kennedy [2]	–	26,536	–	–	26,536	0.0	p	September 20, 2021 to September 19, 2028

Mike Phillips [1]	86,471	–	–	–	86,471	0.0	p	June 27, 2015 to June 26, 2022
Mike Phillips [1]	63,959	–	–	–	63,959	0.0	p	June 26, 2016 to June 25, 2023
Mike Phillips [1]	61,710	–	–	–	61,710	0.0	p	June 27, 2017 to June 26, 2024
Mike Phillips [1]	52,299	–	–	–	52,299	0.0	p	July 17, 2018 to July 16, 2025
Mike Phillips [2]	37,262	–	–	–	37,262	0.0	p	July 26, 2019 to July 25, 2026
Mike Phillips [2]	–	34,464	–	–	34,464	0.0	p	July 17, 2020 to July 16, 2027

Nils Brauckmann 1	27,159	–	–	–	27,159	0.0	p	December 16, 2017 to December 15, 2024
Nils Brauckmann [1]	17,722	–	–	–	17,722	0.0	p	July 17, 2018 to July 16, 2025
Nils Brauckmann [3]	26,024	–	–	–	26,024	0.0	p	March 23,2019 to March 22, 2026
Nils Brauckmann [2]	33,476	–	–	–	33,476	0.0	p	July 26, 2019 to July 25, 2026
Nils Brauckmann [2]	–	33,633	–	–	33,633	n/a		July 17, 2020
1	This award vested in full as the performance condition was fully met.
2
Performance condition requires that cumulative EPS growth over a three-year performance period starting on the May 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points. Performance against these objectives is determined by the Committee based on the Company’s audited results.

3
These LTIP awards to Stephen Murdoch and Nils Brauckmann do not vest until March 23, 2019 but the performance condition measured over the performance period from May 1, 2015 to April 30, 2018 has been fully met.

LTIP awards exercised during the 18 months ended October 31, 2018

Executive director	No of options exercised	Exercise price	Share price at exercise	Gain on exercise
Stephen Murdoch[1]	50,000	-	£21.83½	£1,091,750
1	Stephen Murdoch exercised part of his award on January 26, 2018 after leaving the board on September 1, 2017 and prior to re-joining the board on March 19, 2018.

Deferred Share Bonus Plan (“DSBP”)

The table below sets out the executive directors’ awards of conditional shares under the DSBP as at October 31, 2018 together with the movements in these awards during the 18-month period.

	Number at May 1, 2017	Number granted in the period	Number exercised in the period	Number lapsed in the period	Number at October 31, 2018	Date of release
Stephen Murdoch	-	5,051	-	-	5,051	July 25, 2020
Mike Phillips	-	4,748	-	-	4,748	July 25, 2020
Nils Brauckmann	-	4,519	-	-	4,519	July 25, 2020

Additional Share Grant

The table below sets out the executive directors’ ASG awards as at October 31, 2018 together with the movements in these awards during the 18-month period.

	Number at May 1, 2017	Number granted in the period	Number exercised in the period	Number lapsed in the period	Number at October 31, 2018	Exercise price		Date of exercise
Kevin Loosemore[1]	947,140	-	-	-	947,140	0.0	p	November 1, 2017 to October 31, 2024
Kevin Loosemore[2]	-	1,100,000	-	-	1,100,000	0.0	p	September 1, 2020 to August 31, 2027

Stephen Murdoch[1]	405,917	-	-	-	405,917	0.0	p	November 1, 2017 to October 31, 2024
Stephen Murdoch[2]	-	947,000	-	-	947,000	0.0	p	September 1, 2020 to August 31, 2027

Chris Kennedy[2]		676,000	-	-	676,000	0.0	p	September 1, 2020 to August 31, 2027

Mike Phillips[1]	676,529	-	-	-	676,529	0.0	p	November 1, 2017 to October 31, 2024
Mike Phillips[2]	-	676,000	-	-	676,000	0.0	p	September 1, 2020 to August 31, 2027

Nils Brauckmann[1]	405,917	-	-	-	405,917	0.0	p	November 1, 2017 to October 31, 2024
Nils Brauckmann[2]	-	500,000	-	-	500,000	0.0	p	September 1, 2020 to August 31, 2027

1	This award vested in full as the performance condition was fully met.

2	The performance condition is that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:

(i)	0% if the Shareholder Return Percentage (as defined below) is 50% or less;

(ii)	100% if the Shareholder Return Percentage is 100% or more; and

(iii)	a percentage determined on a straight-line basis between (i) and (ii) above.

The ‘Shareholder Return Percentage’ will be calculated by deducting £18.17¾  per share (the ‘Reference Price’), being the average of the 20 days to August 2, 2016 (being the date of the heads of agreement relating to the acquisition of HPE Software), from the sum of the ‘Vesting Price’ (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between Completion and the vesting date. This will be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

Sharesave

Chris Kennedy joined Sharesave on August 3, 2018 at an option price of £10.23 over 1,759 shares that are exercisable from October 1, 2021.

Share option schemes

Details of the Company’s share option schemes are given in note 35 of the financial statements in Item 18.

The mid-market LSE closing price of the shares at October 31, 2018 was 1,218.5p per share and during the 18 months ended October 31, 2018 the mid-market LSE closing price varied between 911.8p and 2,739p per share.

Statement of shareholding voting

The following table shows the results of the vote on the 2017 Remuneration Policy and the advisory vote on the 2017 Directors’ remuneration report at the AGM held on September 4, 2017:

	Votes for		Votes against
	Number	Percentage	Number	Percentage	Votes Cast	Votes withheld
2017 Remuneration Policy	162,259,404	86.46%	25,408,333	13.54%	188,129,640	461,903
2017 Directors’ Remuneration Report	174,387,960	93.13%	12,854,303	6.87%	188,129,640	887,377

Item 6. C.	Board practices.

Role of the board

The Company is controlled by the board, which is principally responsible for promoting the long-term success of the Group and its system of corporate governance. Although the board does delegate some matters to its committees (such as the Remuneration, Nomination and Audit Committees), as part of its leadership and control of the Company, the board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the board reviews progress of the Group towards its objectives and receives papers on key subjects in advance of each board meeting. These typically cover:

-	Strategy and budgets;
-	Business and financial performance;
-	Product plans and development;
-	Corporate activities;
-	Human resources; and
-	Investor relations.

While the board retains overall responsibility for and control of the Company, the executive directors conduct day-to-day management of the business. Review of the Group’s principal business activities is the responsibility of the operating committee. The operating committee comprises the Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Operating Officer and Group General Counsel and Company Secretary and executive directors and is chaired by Stephen Murdoch.

Powers of the directors in relation to share capital

Details of the powers of the directors in relation to share capital can be found in Exhibit 1.1.

Independent advice

The board has agreed procedures for directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the directors to take such advice at the Company’s expense.

Board meetings

For the current period, the board has scheduled meetings on a regular basis, approximately every two months with additional meetings when circumstances and business dictate. In months in which the board does not meet, update calls are scheduled to review progress. All directors receive an agenda and board papers in advance of meetings to help them make an effective contribution at the meetings. The board makes full use of appropriate technology as a means of updating and informing all its members.  Board papers are circulated electronically to a tablet device, allowing directors to access documentation more easily and securely. The executive directors ensure regular informal contact is maintained with non-executive directors who are invited to accompany the executive directors when visiting the Group’s offices. The non-executive directors have unrestricted access to anyone in the Company. The Executive Chairman also meets separately with the non-executive directors.

In the 18 months ended October 31, 2018 under review the board met formally on 7 occasions. The board also met on a further 17 occasions to receive interim updates or consider matters arising between formal meetings.

Attendance at board meetings

The number of board meetings attended by each director in the 18 months ended October 31, 2018 was as follows:

	Board Held *	Attended
Kevin Loosemore	24	24
Stephen Murdoch[1]	15	15
Chris Kennedy[2]	14	14
Mike Phillips[3]	11	11
Nils Brauckmann[4]	21	21
Karen Slatford	24	23
Richard Atkins	24	23

Amanda Brown	24	22
Darren Roos[5]	23	19
Silke Scheiber[5]	23	19
Lawton Fitt[6]	18	17
Chris Hsu[7]	8	8
John Schultz[8]	4	1

* During period of appointment.

1	Stephen Murdoch resigned from the board on September 1, 2017 and was re-appointed to the board on March 19, 2018
2	Chris Kennedy was appointed to the board January 8, 2018
3	Mike Phillips resigned from the board on January 31, 2018
4	Nils Brauckmann resigned from the board on July 11, 2018
5	Darren Roos and Silke Scheiber were appointed to the board on May 15, 2017
6	Lawton Fitt was appointed to the board on October 17, 2017
7	Chris Hsu was appointed to the board on September 1, 2017 and resigned on March 19, 2018
8	John Schultz was appointed to the board on September 1, 2017 and resigned on December 20, 2017

Directors are normally provided with the agenda and supporting papers for board and committee meetings in the week prior to the meeting. If unable to attend a meeting, a director will provide feedback to the Executive Chairman, the chair of the committee or the Company Secretary and their comments are then communicated to the meeting.

Roles	Responsibilities

Executive Chairman
The Executive Chairman, Kevin Loosemore, leads the board and the Company in its relationships with all stakeholders and customers. The Executive Chairman has responsibility for setting the board agenda (in conjunction with the senior independent director and the Company Secretary), the delivery of strategy and M&A activities and investor relations. He is also responsible for chairing board and general meetings, facilitating the effective contribution of non-executive directors, ensuring effective communication with shareholders and upholding the highest standards of integrity and probity.

Senior independent director (“SID”)
The senior independent director, Karen Slatford, chairs the Nomination Committee and is therefore responsible for succession planning. Also, in her role as senior independent non-executive director, Karen Slatford leads on governance issues, including the annual review of overall board effectiveness and of the Executive Chairman’s performance.  The senior independent non-executive director also acts as an intermediary, if necessary, between non-executive directors and the Executive Chairman and between the Company and its shareholders, providing a point of contact for those shareholders who wish to raise issues with the board, other than through the Executive Chairman.

Executive directors
The executive directors are responsible for developing the Group’s strategy and proposing the budget for board approval. They are also responsible for the financial and operational performance of the Group and, in conjunction with the operating committee; they are collectively responsible for the day-to-day running of the business.

Non-executive directors
The role of the non-executive directors is to ensure that independent judgment is brought to board deliberations and decisions.  They promote the highest standards of integrity, probity and corporate governance throughout the Company. The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the executive directors.

Company Secretary
The Company Secretary is accountable to the board through the Executive Chairman to whom she reports. It is the responsibility of the Company Secretary to ensure that board procedures are followed and all rules and regulations are complied with. The Company Secretary’s responsibilities include facilitating the induction and professional development of directors and ensuring the smooth flow of information between board members, between the board and its committees and between non-executive directors and senior management. In addition, all directors have direct access to the advice and services of the Company Secretary.

Karen Slatford, the senior independent non-executive director, Richard Atkins, Amanda Brown, Darren Roos1,Silke Scheiber1  and Lawton Fitt2 each a non-executive director, are considered by the board to be independent as they are free from any business or other relationship which could materially interfere with the exercise of their judgment. They are also considered to be independent as they have all served less than nine years on the board, they receive no additional benefits from the Group and they have not previously held an executive role within the Group.

1	Appointed on May 15, 2017.
2	Appointed on October 17, 2017

Non-executive directors are appointed for specific terms. The letters of appointment for the non-executive directors are available for inspection by any person at the Company’s registered office during normal business hours and at the AGM (during, and for 15 minutes prior to, the meeting).

Board agenda and key activities throughout the financial period

The table below sets out matters that the board discussed at each meeting and the key activities that have taken place throughout this period.

Matters considered at all scheduled board meetings	Key activities for the board in the 18 months to October 31, 2018
Key Project status and progress
Strategy
Financial reports and statements
Operational reports, issues and highlights
Investor relations and capital markets update
Key legal updates
Key transactions
Assurance and risk management
Compliance Committee Reports

2018 budget review and 2019 budget approval
Periodic updates on corporate regulatory changes and reporting requirements
Internally facilitated board review
Completion of the HPE Software Transaction and integration planning and implementation
Approved initial Share Buyback program and extension
Reviewed and recommended the disposal of the SUSE business
Approved new Code of Conduct and revised Group policies relating to anti-bribery and data protection
Reviewed and updated the matters reserved for the board
Reviewed and approved changes to the membership of the board’s committees
Reviewed IT infrastructure changes
Reviewed compliance with debt covenants and liquidity
Reviewed risk and long-term viability review and evolution of Risk Management Framework

Management structure

A clearly defined organizational structure exists within which individual responsibilities are identified and can be monitored. The management of the Group as a whole is delegated to the Chief Executive Officer and the operating committee.

The operating committee, chaired by the Chief Executive Officer, Stephen Murdoch, and comprising the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Human Resources Officer and the Group General Counsel and Company Secretary, meets regularly to agree strategy, monitor operational performance and consider key business issues. As part of its review, it considers the risks associated with the delivery of strategy and important governance issues within the Group’s operating companies.

There are a number of Group administrative functions such as Finance, Treasury, Human Resources, IT, Corporate Communications and Legal. These functions report to the board through the operating committee.  The operating committee has four male members and one female member, 13 of the 50 direct reports to the operating committee are female.

A number of Group-wide policies, issued and administered centrally, have been approved to ensure compliance with key governance standards.

These policies include areas such as finance, contract approvals, data protection, share dealing, business conduct, ethics and anti-bribery and corruption and anti-slavery and human trafficking.

The conduct of Micro Focus’ individual businesses is delegated to local and regional executive management teams subject to a chart of approvals policy, which is communicated to all employees in the Group. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy.

Accountability and audit

The board is responsible for the preparation of the Annual Report and Accounts. The board considers the Annual Report and Accounts, taken as a whole, to be fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

This responsibility is administered primarily by the Audit Committee, under their terms of reference, as described below.

Board committees

Micro Focus has established Audit, Nomination and Remuneration committees, with written terms of reference for each that deal with their respective authorities and duties. The full terms of reference of all the committees are available upon request from the Micro Focus Group Company Secretary or can be viewed on Micro Focus’ website at http://investors.microfocus.com/corporategovernance.

Audit committee

Composition of the committee

The Committee was chaired during the period by Richard Atkins. The other members are currently Amanda Brown, Lawton Fitt (appointed to the Committee on October 17, 2017) and Silke Scheiber (appointed September 21, 2017). Karen Slatford (resigned from the Committee on September 21, 2017). Jane Smithard acts as Secretary to the Committee. The Board considers that Richard Atkins has recent and relevant financial experience.

All members of the Committee are independent non-executive directors. Executive directors attend the meetings together with The Head of Tax and Treasury, the Director of Internal Audit and Risk and the Director of Finance.

Audit Committee		Number of meetings for which eligible to attend	Number of meetings attended
Members:
Richard Atkins	Chairman	10	10
Karen Slatford (resigned September 21, 2017)	Independent non-executive director	3	3
Amanda Brown	Independent non-executive director	10	10
Lawton Fitt (appointed October 17, 2017)	Independent non-executive director	7	7
Silke Scheiber (appointed September 21, 2017)	Independent non-executive director	7	6

Role and responsibilities of the Committee

The Committee is responsible for:

•	Reviewing the Group’s Annual Report and Accounts and Interim Report prior to submission to the full board for approval;
•	Monitoring the Group’s accounting policies, internal financial control systems and financial reporting procedures;
•
Providing a forum through which the Group’s external and internal auditors and external tax advisors report to the board. The external and internal auditors together with the tax advisor attend all meetings of the Committee and also meet privately with Committee members in the absence of executive management prior to each Committee meeting;

•
Overseeing the relationship with the external auditors, including the independence and objectivity of the auditors (taking into account UK professional and regulatory requirements and the relationship with the audit firm as a whole) and the consideration of audit fees and fees for non-audit work; and

•
The process for employees of the Company to raise, in confidence, concerns about possible impropriety in matters of financial reporting or other matters, which are contained in the Committee’s terms of reference.

The written terms of reference of the Committee are reviewed annually. The Committee is satisfied that the terms of reference enable it to fulfil its responsibilities. The terms of reference include, among other things, the following responsibilities:

•	To report to the board on its proceedings, identifying any matters in respect of which it considers that action or improvement is needed and make recommendations as to the steps to be taken;

•	To monitor the integrity of the financial statements of the Company and ensure that the interests of shareholders are properly protected in relation to financial reporting and internal controls;

•
To assist the board in fulfilling its oversight responsibilities by reviewing and monitoring the Company’s internal financial controls and internal control and risk management systems and at least annually carry out a review of its effectiveness;

•	To ensure that a robust assessment of the principal risks facing the Company has been undertaken and provide advice on the management and mitigation of those risks;

•	To keep under review the adequacy and effectiveness of the Company’s internal controls, internal financial controls and risk management systems;

•	To review and challenge where necessary the going concern assessment and the longer-term viability statement;

•
To review the Company’s procedures for preventing and detecting fraud, the Company’s systems and controls for the prevention of bribery, the adequacy and effectiveness of the Company’s anti-money laundering systems and the Company’s arrangements for its employees to raise concerns about possible wrongdoing in financial reporting or other matters;

•	To monitor and review the need for, and the effectiveness of, the Company’s internal audit function in the context of the Company’s overall risk management system;

•	To report to the board as to whether the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable; and

•
To oversee the relationship with the Company’s auditors, ensuring the independence and objectivity of the auditors, considering audit fees and fees for non-audit work and making recommendations to the board in relation to the appointment, reappointment and removal of the Company’s external auditor.

The Audit Committee’s terms of reference can be found on the Company’s website at:

https://investors.microfocus.com/governance-policies/committees-of-the-board/

Nominations committee

Composition of the committee

Committee membership comprises Karen Slatford (Committee Chair), Richard Atkins, Darren Roos and Lawton Fitt. The committee met six times during the 18 months ended October 31, 2018. The committee will meet at least twice during the coming financial year. Changes to committee membership and the number of committee meetings attended by each member in the 18 months ended October 31, 2018 was as follows:

Nomination committee	Number of eligible meetings during the 18 months ended October 31, 2018	Number of meetings attended
Members
Karen Slatford (Chair)	6	6
Richard Atkins	6	6
Amanda Brown (resigned September 21, 2017)	2	2
Darren Roos (appointed September 21, 2017)	4	4
Lawton Fitt (appointed October 17, 2017)	4	4

Role and responsibilities

The Committee is responsible to the board for proposing candidates to the board, having regard to the balance and structure of the board and takes into consideration the benefits of diversity in terms of gender, ethnicity, religion, disability, age and sexual orientation. The Committee uses consultants to identify suitable candidates and diversity is included in the criteria set for selecting appropriate candidates.

The terms of reference of the Committee include, among other matters, the following responsibilities:

•	To review the structure, size and composition (including the skills, knowledge, experience and diversity) required of the board and make recommendations to the board with regard to any changes;

•	To identify and nominate, for the approval of the board, candidates to fill board vacancies as and when they arise;

•	To give full consideration to succession planning for directors and other senior executives;

•	To keep under review the leadership needs of the Group, both executive and non-executive, with a view to ensuring the continued ability of the Group to compete effectively in the marketplace; and

•	To review annually the time required from non-executives, evaluating whether they are spending enough time to fulfil their duties.

The committee’s terms of reference can be found on the Company’s website: www.microfocus.com.

Diversity

The board has considered diversity in broader terms than just gender and believes it is also important to reach the correct balance of skills, knowledge, experience and independence on the board. During the 18 months ended October 31, 2018, the Committee has been reviewing its diversity policy to include a strategy for equal opportunity and ethnicity which can be applied during 2019 in order to continue to attract and retain the most talented people who can deliver outstanding performance for the Group. All board appointments are made on merit with the aim of achieving a correct balance. The board has now moved to a composition where in excess of 25% of members are female while maintaining the above principle of a correct balance not being compromised. The Group has formal policies in place to promote equality of opportunity across the whole organization, regardless of gender, ethnicity, religion, disability, age or sexual orientation.

Following the changes to the board membership during the period ended October 31, 2018, the board currently comprises five men (56%) (April 30, 2017: 66.67%) and four women (44%) (April 30, 2017: 33.33%). The Company Secretary is also a woman. As opportunities arise the board will seek to increase the diversity on the board consistent with the above policy. 13.2% of Micro Focus’ senior management is now female. During the year ended October 31, 2019, the Committee will review how sufficient consideration can be given to the ethnic origin of future board candidates.

Remuneration committee

During the 18-month period to October 31, 2018, the committee comprised only of independent non-executive directors. The committee met 13 times during the period under review. The number of committee meetings attended by each director in the period was as follows:

Committee member	Held	Number of meetings attended
Amanda Brown (Chair)	13	13
Karen Slatford	13	12
Richard Atkins(1)	5	4
Silke Scheiber(2)	8	7
Darren Roos(2)	8	6

1	Richard Atkins resigned from the Committee on September 21, 2017
2	Silke Scheiber and Darren Roos joined the Committee on September 21, 2017

The committee invited the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer and Reward Director during the period to provide views and advice on specific questions raised by the Committee and on matters relating to the performance and remuneration of senior managers. They did not participate in discussions relating to their own remuneration. The Company Secretary attended each meeting as secretary to the Committee.

Terms of reference

The Committee is responsible for reviewing the remuneration arrangements for executive directors and for providing general guidance on aspects of Remuneration Policy throughout the Group. Its terms of reference include the following:

•
Determine and agree with the board the framework or broad policy for the remuneration of the Company’s Chairman, CEO and other executive directors, the Company Secretary and other members of the executive management team (as appointed from time to time);

•	Determine the total individual remuneration package of each executive director and other senior executives including bonuses, incentive payments, share options and any other share awards;

•	Determine the policy for, and scope of, pension arrangements for each executive director and other senior executives;

•	Approve the framework of salaries for senior managers, determine targets for any performance-related pay schemes operated by the Company and approve the total annual payments;

•	Review the design of all share incentive plans for approval by the board and shareholders;

•	Oversee any major changes in employee benefit structures throughout the Company or Group; and

•	Review the ongoing appropriateness and relevance of the Remuneration Policy.

The full terms of reference of the Committee are available from the Company Secretary and are on the Company’s website http://investors.microfocus.com/corporate-governance. These will be reviewed as part of the wider policy review to take account of the new corporate governance code.

Item 6. D.	Employees.
As at October 31, 2018, the Group had a presence in 49 countries (April 30, 2017: 40) worldwide and employed approximately 14,800 people (April 30, 2017: 4,800).

The average monthly number of people employed by the Group (including executive directors for the 18 months ended October 31, 2018 and the 12 months ended April 30, 2017 was as follows:

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing Operations
Sales and distribution	5,860	1,818	1,692
Research and development	4,323	1,400	1,301
General and administration	1,378	642	582
	11,561	3,860	3,575

Discontinued Operations
Sales and distribution	515	323	266
Research and development	629	476	375
General and administration	8	4	2
	1,152	803	643

Total
Sales and distribution	6,375	2,141	1,958
Research and development	4,952	1,876	1,676
General and administration	1,386	646	584
Total	12,713	4,663	4,218

Item 6. E.	Share ownership.
Ordinary shares at 10 pence each as at October 31, 2018 (April 30, 2017: 10 pence each)

	October 31, 2018		April 30, 2017		April 30, 2016
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1,	229,674,479	39,700	228,706,210	39,573	228,587,397	39,555
Shares issued to satisfy option awards	1,894,673	251	968,269	127	118,313	18
Share reorganization	(16,935,536)	(2,926)	-	-	-	-
Shares issued relating to acquisition of HPE Software	222,166,897	28,773	-	-	-	-
Share placement issues	-	-	-	-	500	-
At October 31 / April 30	436,800,513	65,798	229,674,479	39,700	228,706,210	39,573

“B” shares at 168 pence each

	October 31, 2018		April 30, 2017		April 30, 2016
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1	-	-	-	-	-	-
Issue of B shares	229,799,802	500,000	-	-	-	-
Redemption of B shares	(229,799,802)	(500,000)	-	-	-	-
At October 31 / April 30	-	-	-	-	-	-

Share issuances during the 18 months to October 31, 2018

In the 18 months to October 31, 2018, 1,894,673 ordinary shares of 10 pence each (12 months to April 30, 2017: 968,269 ordinary shares of 10 pence) were issued by the Company to settle exercised share options. The gross consideration received in the 18 months to October 31, 2018 was $5.8million (12 months to April 30, 2017: $2.0 million). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of HPE Software.

In relation to the return of value to shareholders, on August 31, 2017 229,799,802 “B” shares were issued at 168 pence each, resulting in a total of $500.0 million being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0 million was debited from the “B” share liability account.

At October 31, 2018 9,858,205 treasury shares were held (April 30, 2017: nil) such that the number of ordinary shares with voting rights was 426,942,308 (April 30, 2017: 229,674,479) and the number of listed shares at October 31, 2018 was 436,800,513 (April 30, 2017: 229,674,479).

Potential issues of shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at October 31, 2018 was 18,156,060 (April 30, 2017: 8,607,889).

Item 7.	Major Shareholders and Related Party Transactions
Item 7. A.	Major shareholders.

At October 31, 2018, the following percentage interests in the ordinary share capital of the Company, required to be disclosed under the FCA’s Disclosure and Transparency Rules, have been notified to the Company:

	Ordinary shares of 10 pence each	% Percentage of issued share capital
Dodge & Cox	61,313,932	14.05%
FMR LLC	29,272,034	6.72%
BlackRock Inc.	24,394,293	5.58%
Causeway Capital Management LLC	22,050,026	5.05%

The following changes in the interests disclosed to the Company have been notified between October 31, 2018 and February 20, 2019:

•	On November 21, 2018, Dodge & Cox disclosed that their percentage interest in the ordinary share capital of the Company had increased to 15.01% (63,751,164 ordinary shares);
•	On February 5, 2019, BlackRock, Inc disclosed that their shareholding in the ordinary share capital of the Company was 6.6% (27,609,990 ordinary shares); and
•	On February 13, 2019, FMR LLC disclosed that their percentage interest in the ordinary share capital of the Company has increased to 8.987% (37,615,411 ordinary shares)

Item 7. B.	Related party transactions.
The Group’s related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in Note 35 of the consolidated financial statements in Item 18. There are no loans between the Group and the key management personnel.

Transactions with other related parties.
The following transactions occurred with other related parties:

Contributions made to pension plans by the Group on behalf of employees are set out in Note 27 of the consolidated financial statements in Item 18.

Sales and purchases of goods and services between related parties are not considered material.
The Group’s related parties are its subsidiary undertakings, key management personnel, joint-venture partners and post-employment benefit plans.

Item 7. C.	Interests of experts and counsel.
Not applicable.

Item 8.	Financial Information
Item 8. A.	Consolidated Statements and Other Financial Information.

The financial statements filed as part of this Annual Report are included in Item 18.

Item 8.A.7	Litigation, Proceedings and Investigations
The Group is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement, dated as of September 7, 2016, between Seattle SpinCo, Inc. and HPE (the “SDA”) includes provisions that allocate potential financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against potential liabilities to one party arising out of potential liabilities allocated to the other party. In addition, as part of the SDA, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Group records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Litigation is inherently unpredictable. However, the Group believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be significantly affected in any particular period by the resolution of one or more of these contingencies. The Group believes it has recorded adequate provisions for any such matters and, as of October 31, 2018, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and HPE:

This purported class and collective action was filed on August 18, 2016 and an amended (and operative) complaint was filed on December 19, 2016 in the United States District Court for the Northern District of California, against HP Inc. and HPE alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by an HP entity pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012. On September 20, 2017, the Court granted the defendants’ motions to compel arbitration and administratively closed the case pending resolution of the arbitration proceedings.  On November 30, 2017, three named plaintiffs filed a single arbitration demand.  Thirteen additional plaintiffs later joined the arbitration.  On December 22, 2017, defendants filed a motion to (1) stay the case pending arbitrations and (2) enjoin the demanded arbitration and require each plaintiff to file a separate arbitration demand.  On February 6, 2018, the court granted the motion to stay and denied the motion to enjoin.  The claims of the arbitration named plaintiffs have now been resolved.  The Forsyth class action remains stayed.

Wall vs. HPE and HP Inc.:

This certified California class action and Private Attorney General Act action was filed against Hewlett-Packard Company on January17, 2012 and the fifth (and operative) amended complaint was filed against HP Inc. and HPE on June 28, 2016. The complaint alleges that the defendants paid earned incentive compensation late and failed to timely pay incentive compensation upon termination of employment. On August 9, 2016, the court ordered the class certified without prejudice to a future motion to amend or modify the class certification order or to decertify. The scheduled January 22, 2018 trial date was vacated following the parties’ notification to the court that they had reached an agreement to resolve the dispute.  The parties subsequently finalized and executed a settlement agreement and received preliminary approval of that agreement on June 29, 2018.  After giving notice of the settlement to the class, to which there were no objections or opt-outs, the Court granted final approval of the settlement on December 21, 2018.

Jackson, et al. v. HP Inc. and Hewlett Packard Enterprise:

This putative nationwide class action was filed on July 24, 2017 in United States District Court in San Jose.  Plaintiffs purport to bring the lawsuit on behalf of themselves and other similarly situated African-Americans and individuals over the age of forty. Plaintiffs allege that defendants engaged in a pattern and practice of racial and age discrimination in lay-offs and promotions.  On September 29, 2017, Plaintiffs filed an amended complaint to add an additional plaintiff and a claim alleging that defendants engaged in a pattern and practice of racial discrimination in hiring.  On January 12, 2018, defendants moved to transfer the matter to the United States District Court in the Northern District of Georgia. Defendants also moved to dismiss the claims on various grounds and to strike certain aspects of the proposed class definition. On July 11, 2018, the court granted defendants’ motion to dismiss this action for improper venue, and also partially dismissed and struck certain claims without prejudice to re-filing in the appropriate venue. On July 23, 2018, plaintiffs re-filed their lawsuit in the United States District Court for the Northern District of Georgia. On August 9, 2018, Plaintiffs filed a notice of appeal of the dismissal of the Northern District of California action with the Ninth Circuit Court of Appeals. On August 15, 2018, Plaintiffs filed a motion to stay their lawsuit in the Northern District of Georgia, which was granted by the court.

Araiza vs. HP Inc. and HPE:

On December 29, 2015, former PPS (HP Inc.) employee Daniel Araiza filed a California class action against HP Inc. and HPE in Santa Clara County Superior Court.  Plaintiff alleges failure to (a) compensate Field Technical Support Representatives with minimum and overtime wages for all hours worked, (b) failure to pay exempt and non-exempt employees all accrued vacation and/or floating holidays upon separation of employment, (c) to provide meal breaks, and (d) derivate claims for inaccurate wage statements, waiting time penalties, unfair business practices, and Private Attorneys General Act (“PAGA”) penalties. Plaintiff seeks to certify three groups of California employees from December 29, 2011 to the present. The parties have exchanged limited written discovery.  On January 28, 2019, the parties participated in mediation, but have not yet settled the matter.  The case is stayed until at least March 22, 2019, which is the date of the Court’s Case Management Conference.

Wapp Tech Limited Partnership et al. v. Micro Focus International plc:

On July 2, 2018, Wapp Tech Limited Partnership and Wapp Tech Corp. (collectively, “Wapp”) sued Micro Focus International plc in the Eastern District of Texas, accusing it of infringing claims of three patents in connection with Micro Focus International plc’s purported manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center.  Wapp also sued Hewlett Packard Enterprise Company, Wells Fargo & Company, and Bank of America Corporation for their alleged use of the same accused products.  On October 17, 2018, Micro Focus International plc moved to dismiss the lawsuit, on the basis that the Court lacks personal jurisdiction over it and that service of the Complaint was improper.  On December 20, 2018, the Court ordered the parties to engage in jurisdictional discovery to determine whether the Court has jurisdiction over Micro Focus International plc.  Separately, on October 15, 2018, Seattle SpinCo, Inc. and EntIT Software LLC, indirect subsidiaries of Micro Focus International plc, filed a Declaratory Judgment action in the District of Delaware, alleging that they are the Micro Focus entities responsible for the accused products, that the asserted patents are invalid or ineligible, and that the accused products do not infringe.  On November 27, 2018, Wapp moved to dismiss the Delaware action in favor of the Texas action.  Briefing on that motion is complete, but the Delaware court has not yet issued a ruling.  HPE, Wells Fargo, and Bank of America all moved to stay the Eastern District of Texas lawsuits pending resolution of the suits involving Micro Focus.  The Court in the Eastern District of Texas has not yet ruled on the motions to stay.  No scheduling order has issued in any of the cases.

Securities Litigation:

 Micro Focus is involved in two lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934 based upon purportedly false and misleading statements or omissions in offering documents issued in connection with the HPE software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration and based upon other purportedly false and misleading statements. Those matters are as follows:

•          In re Micro Focus International plc Securities Litigation is a putative class action on behalf of holders of Micro Focus filed on March 28, 2018, in the Superior Court of California, County of San Mateo against Micro Focus International plc and certain current and former directors and officers, among others. Five additional purported holders of Micro Focus ADS filed putative class actions in the same court, and the court consolidated all cases.  The lawsuit alleges violations of the Securities Act.  The court has stayed this lawsuit pending disposition of the lawsuit in the Southern District of New York.

•          In re Micro Focus International plc Securities Litigation is another putative class action on behalf of holders of Micro Focus ADS filed on May 23, 2018 in the United States District Court for the Northern District of California against Micro Focus and certain current and former directors and officers, among others.  On July 26, 2018, the court transferred the case to the United States District Court for the Southern District of New York.  The lawsuit alleges violations of the Securities Act and of the Exchange Act.  On November 9, 2018, the lead plaintiff filed an amended complaint.  Micro Focus and other defendants intend to move to dismiss the amended complaint.

Realtime Data LLC:

Realtime Data LLC (“Realtime”) filed three patent infringement actions in the Eastern District of Texas against HPE. The first was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services and Oracle (“Oracle matter”) and accused HP’s Proliant servers running Oracle’s Solaris, HPE’s StoreOnce, and HPE’s Vertica. Oracle  agreed to indemnify HPE for all claims against HPE related to Oracle’s Solaris, including databases running Solaris with the ZFS file system on HP ProLiant servers. Following a March 23, 2017 mediation, Oracle and Realtime reached a settlement. The second lawsuit was filed on May 8, 2015 against Hewlett-Packard Company, HP Enterprise Services, and SAP America Inc., Sybase Inc. (“SAP matter”) and accused HP’s Converged Systems running SAP Hana. SAP agreed to indemnify HPE and HPES for the SAP related products. On June 16, 2016, SAP reached a settlement agreement with Realtime, which led to the dismissal of all of HPE’s products indemnified by SAP. The third lawsuit was filed on February 26, 2016 (amended on August 15, 2016) against HPE, HP Enterprise Services, and Silver Peak Systems, Inc. (“Silver Peak”), and accused HPE’s StoreOnce, 3Par StoreServe, Connected MX, Connected Backup, and LiveVault. On November 17, 2016, the Magistrate Judge granted HPE and Realtime’s joint motion to sever and consolidate the Oracle and Silver Peak matters. There were seven patents asserted in the remaining lawsuit. The patents generally relate to data compression techniques used to conserve storage space.  The claims in the remaining lawsuit were resolved and on October 2, 2018, the court dismissed the case against HPE and HP Enterprise Services, LLC with prejudice.

Turnkey Solutions Corporation vs. HPE:

Turnkey Solutions Corporation (“TurnKey”) filed an action in the District of Colorado against HPE on July 21, 2015. The complaint alleged misappropriation of trade secrets, breach of contract, and fraud. HPE answered the complaint and asserted counterclaims against TurnKey on March 31, 2016. HPE voluntarily dismissed its counterclaims against TurnKey on December 20, 2017.   On February 23, 2018, the parties stipulated to dismissal of all claims and counterclaims with prejudice.

Item 8. B.	Signiﬁcant Changes.
Other than those events described in Note 19 and Note 41 in “Item 18. Financial Statements” of this Annual Report on Form 20-F, there has been no significant change to our financial condition or results of operations since October 31, 2018.

Our policy with respect to dividend distributions is described in response to “Item 3. Key Information” above.

See “Item 4. Information on the Company — Legal Proceedings” for information with respect to legal proceedings to which we may be subject from time to time.

Item 9.	The Offer and Listing.
Item 9. A.	Offer and listing details.

The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with Deutsche Bank, as depositary. We established this facility in March 2017. Each ADS represents one ordinary share.

The ADSs trade on the New York Stock Exchange under the symbol “MFGP”.

Item 9. B.	Plan of distribution.
Not applicable

Item 9. C.	Markets.
Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 100 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

Item 9. D.	Selling shareholders
Not applicable.

Item 9. E.	Dilution.
Not applicable.

Item 9. F.	Expenses of the issue.
Not applicable.

Item 10.	Additional Information.

Item 10. A.	Share capital.
Not applicable.

Item 10. B.	Memorandum and articles of association.
Articles of association

The Company is incorporated under the name of Micro Focus International plc and is registered in England and Wales under registered number 5134647. Under the Companies Act 2006 (the ‘Companies Act’), the Company’s objects are unrestricted. The following descriptions summarize certain provisions of the Company’s current Articles of Association (the ‘Articles’) (as adopted by special resolution passed on September 26, 2013, and amended by special resolution on October 27, 2014 and on May 26, 2017), applicable English law and the Companies Act. This summary is qualified in its entirety by reference to the Companies Act and the Articles, available in Exhibit 1.1. The Articles may be altered or added to or completely new articles may be adopted by a special resolution of the shareholders of the Company, subject to the provisions of the Companies Act.

Directors

Subject to change by Ordinary Resolution, the Company is required to have not less than three, and not more than eleven, directors in place at any time.

A Director shall not be required to hold any shares in the Company, nor are there any age limits for Directors.

Directors’ fees, expenses and other remuneration

The Articles provide that the ordinary remuneration of the Directors shall be determined by the Directors up to an amount of £1,000,000 per annum in aggregate, unless a higher amount is subject to an ordinary resolution. The remuneration may be divided amongst the Directors as they see fit. Any director that holds any executive office, or who serves on any committee of the Directors may be paid extra remuneration in a manner determined by the Directors. The Directors may pay any Director all such reasonable expenses incurred in attending and returning from meetings of the Directors or any committee of the Directors.

Powers of Executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors under terms and conditions that they see fit and may revoke, withdraw or alter these powers at any time.

Interested directors

The Companies’ Act requires a director of a company who is in any way interested in a contract or proposed contract with the company to declare the nature of the director’s interest at a meeting of the directors of the company. The definition of ‘interest’ includes the interests of spouses, children, companies and trusts. The Companies’ Act also requires that a director must avoid a situation where a director has, or could have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The Companies’ Act allows directors of public companies to authorize such conflicts where appropriate, if a company’s Articles of Association so permit. Micro Focus’s Articles of Association permit the authorization of such conflicts.

Borrowing powers

The directors may exercise all the powers of the company to borrow money. The Directors shall restrict the borrowings of the Company and its subsidiaries so as to secure that the aggregate amount of the external borrowings of the Group, less the aggregate amount of current asset investments shall not at any time, without the previous sanction of an ordinary resolution of the Company exceed an amount equal to $10,000,000,000.

Other provisions relating to directors

In accordance with the Company’s articles of association, all directors are subject to election by the shareholders at the first AGM of the Company after their appointment and to re-election by the shareholders on an annual basis at each AGM.

Therefore, all directors will retire, and seek election or re-election, as applicable, at the forthcoming AGM. This practice complies with the recommendations of the Corporate Governance Code.  All the proposed appointees have been subject to a formal evaluation procedure in the last 12 months. Following that procedure, the Executive Chairman confirms the continuing commitment and effective contribution of the Directors and recommends their re-election. In addition, the Directors confirm the continuing commitment and effective contribution of the Executive Chairman and recommend his re-election. The board also believes in relation to the non-executive directors that their skills and experience enable them to continue to provide valuable contributions to the board. The board is satisfied that the non-executive directors exercise rigorous and objective judgment.

Annual general meetings

The Companies Act 2006 requires that a public limited company, such as Micro Focus, must convene an annual general meeting within six months from the end of its accounting reference date. In addition, the Micro Focus Articles permit the Micro Focus Board to convene a general meeting whenever it thinks fit. A general meeting may also be capable of being convened on requisition of members as described under “—Stockholder Proposals and Stockholder Nomination of Directors” above.

General meetings at which “special resolutions” are proposed and passed generally involve proposals to change the name of the company, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the Companies Act 2006 prescribe that a “special resolution” is required. Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be the subject of an “ordinary resolution.”

Under the Companies Act, an ordinary resolution requires a simple majority of those attending and voting (in person or by proxy) and a special resolution requires not less than a 75% majority of those attending and voting (in person or by proxy). Under Section 303 of the Companies Act , members representing 5% or more of the paid-up share capital of Micro Focus can compel directors to convene a general meeting.

The Company’s AGM will be held on March 29, 2019 at 10 am (UK time) at the Company’s Headquarters at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN. The AGM will provide an opportunity for members of the board to meet with all shareholders and the participation of shareholders is encouraged. At the meeting, in addition to the statutory business, members of the board will be available for questions from shareholders.

In accordance with the Corporate Governance Code recommendations, a resolution will be proposed for each substantive issue and the chairs of the Audit, Remuneration and Nomination Committees will be available to answer questions.

Share capital

The Micro Focus Articles do not specify an amount of authorized capital, as the requirement to have an authorized capital is no longer applicable under the Companies Act 2006. As of October 31, 2018, the issued ordinary share capital of Micro Focus was 436,800,513 ordinary shares, with a par value of £0.10 each. The Micro Focus Articles provide that (without prejudice to any existing rights attached to shares) new shares may be issued by Micro Focus carrying such rights as Micro Focus may determine provided the prior sanction of an ordinary resolution in general meeting is obtained.

Micro Focus had two classes of share capital in issue in the period; ordinary shares and B Shares. There are currently no B Shares in issuance. Micro Focus does not have any class of preferred stock.

Redemption rights

Ordinary shares are non-redeemable.

Subject to the provisions of the Companies’ Act and Articles, the Company shall redeem, out of the profits available for distribution, the B Shares as follows:

1.          The B Shares shall be redeemed (without notice being given) at such time as the Directors may in their absolute discretion determine.

2.          On redemption of a B Share, the Company shall be liable to pay the shareholder an amount equal to the nominal value of that share.  The liability will be discharged within 25 days of redemption.

3.          All redeemed B Shares will be cancelled by the Company and not subject to reissuance.

Following the complete redemption of all B Shares on August 31, 2017 all articles pertaining to the B Shares have been removed from the Articles of Association.

Participation rights

Ordinary shares carry rights to participate in the profits of the Company.

B Shares carry no rights to participate in the profits of the Company.

Alteration of Share Capital

Micro Focus may by ordinary resolution alter its share capital in accordance with the Companies Act. The resolution may determine that, as between the holders of shares resulting from a sub-division, any of the shares may have any preference or advantage or be subject to any restriction as compared with the others.

Voting rights

Ordinary Shares

Micro Focus Ordinary Shareholders shall be entitled, in respect of their holding of such shares and subject to relevant provisions of the Micro Focus Articles, to receive notice of any general meeting of Micro Focus and to attend and vote at any such general meeting. At any such meeting, on a show of hands, each Micro Focus Ordinary Shareholder present in person or by proxy shall have one vote and each such holder present in person or by proxy shall upon a poll have one vote for every Micro Focus Share of which he or she is the holder.

At a General Meeting of the Company:

●	On a show of hands, every ordinary member present in person and every proxy duly appointed by a member shall have one vote; and

●	On a poll, every member who is present in person or by proxy shall have one vote for every ordinary share of which he or she is the holder.

No member shall be entitled to vote at any general meeting or class meeting in respect of shares held by him or her if any call or other sum then payable by him or her in respect of that share remains unpaid. Currently, all issued ordinary shares are fully paid.

B Shares

The holders of B Shares shall not be entitled, in their capacity as holders of such B Shares, to receive notice of any general meeting of the Company nor to attend, speak or vote at any such general meeting , unless the business of the meeting includes the consideration of a resolution for the winding up of the Company (excluding any intra-group reorganization on a solvent basis), in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote at any such resolution.

Full details of the deadlines for exercising voting rights in respect of the resolutions to be considered at the Annual General Meeting (the ‘AGM’) to be held on March 29, 2019 are set out in the Notice of Meeting, which accompanies this report.

Dividends

Subject to the provisions of the Companies Act 2006, the Company may, by ordinary resolution, declare a dividend to be paid to ordinary members but no dividend shall exceed the amount recommended by the board. The board may pay interim dividends and any fixed rate dividend whenever the profits of the Company, in the opinion of the board, justifies its payment. All dividends shall be apportioned and paid pro-rata according to the amounts paid up on the shares. Any dividend unclaimed after a period of 6 years from the date of declaration or from the date on which such dividends became due for payment shall be forfeited and shall revert to Micro Focus. The Micro Focus Board may, if authorized by an ordinary resolution, offer the holders of shares the right to elect to receive additional shares, credited as fully paid, instead of cash in respect of any dividend or any part of any dividend.

B Shares have no dividend rights.

Liquidation rights

In the event of our liquidation, after payment of all liabilities, our remaining assets would be used to repay the holders of ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of ordinary shares in proportion to the nominal amount of the ordinary shares held by them.

On a return of capital upon winding up, but not otherwise, the holders of the B Shares shall be entitled, in priority to any payment to the holders of ordinary shares, to an amount equal to the nominal value of a B Share per B Share held by them. Holders of B Shares are not entitled to any further participation in the profits of the Company in the event of a winding up.

Limitations affecting holders of ordinary shares or ADSs

Under English law and our Memorandum and Articles of Association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Item 10. C.	Material contracts.
SUSE Disposal

On July 2, 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated directly wholly-owned subsidiary of EQTVIII SCSp which is advised by EQT Partners. The total cash consideration of $2.535bn is on a cash and debt free basis and subject to normalization of working capital.

On August 21, 2018, Shareholders voted to approve the proposed transaction whereby the Company has agreed to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly-owned subsidiary of EQTVIII SCSp, for a total cash consideration of approximately $2.535bn, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances have been obtained. Completion of the transaction is now only conditional upon completing the carve-out of the SUSE business segment from the rest of the Micro Focus Group (and certain related matters) and it is currently anticipated that this will be satisfied such that the transaction will complete in the first calendar quarter of 2019.  As set out in the circular to shareholders in advance of the vote, net sale proceeds after tax, transaction costs and customary closing adjustments are estimated to be $2.06bn and these funds will be used to make a required debt repayment in accordance with the Credit Agreement. It is intended that the balance will be returned to shareholders (“Return of Value”).  A circular to shareholders in respect of the Return of Value will be dispatched in due course

Due to the proposed sale and subsequent shareholder approval, the SUSE business segment has been treated as discontinued in these financial statements.

The SUSE Business, a pioneer in Open Source software, develops, markets and supports an enterprise grade Linux operating system, Open Source software-defined infrastructure and application delivery solutions that give enterprises greater control and flexibility over their IT systems.

Micro Focus believes the disposal consideration represents a highly attractive enterprise valuation for the SUSE business at approximately 7.9x revenue for the 12 months ended 31 October 2017. Micro Focus believes EQT provides a strong long-term investor for the SUSE Business and allows Micro Focus to continue to focus upon its longstanding and consistent strategy of delivering value to customers and shareholders through effective management of infrastructure software assets in an increasingly consolidating sector.

Bank borrowings

The Company announced on 21 April 2017 the successful syndication of the new credit facilities (the ‘‘New Facilities’’) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary within the Micro Focus Group, and Seattle SpinCo, Inc., a wholly owned subsidiary of HPE that would hold the HPE Software business and be merged with a wholly owned subsidiary of Micro Focus in the transaction.

The following Facilities were drawn as at October 31, 2018:

•	The $1,503.8 million senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);

•	The $2,580.5 million senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

•	The $382.1million senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €466.5 million (equivalent to $530.5 million) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following Facilities were undrawn as at October 31, 2018:

•
A senior secured revolving credit facility of $500.0 million, (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2018, $nil of the Revolving Facility was drawn together with $4,996.9 million of Term Loans giving gross debt of $4,996.9 million drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2018, no covenant test is applicable.

Item 10. D.	Exchange controls.
Details of foreign exchange rates are set out in Item 3 of this Annual Report on Form 20-F. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

Item 10. E.	Taxation.
The following discussion summarizes material US federal income tax consequences and UK taxation consequences to US holders (as defined below) of owning and disposing of Micro Focus ordinary shares or ADSs. This discussion does not address any tax consequences arising under the laws of any state, local or non-US or non-UK jurisdiction, or under any US federal or UK laws other than those pertaining to income tax.

Material US Federal Income Tax Consequences of Owning and Disposing of Micro Focus Ordinary Shares or ADSs

The following discussion summarizes material US federal income tax consequences to US holders (as defined below) of owning and disposing of Micro Focus ordinary shares or ADSs. This discussion is based upon the US Internal Revenue Code of 1986, as amended (the “US Tax Code”), the Treasury regulations promulgated under the US Tax Code and judicial and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion does not constitute tax advice or an opinion, is for general information only and does not purport to consider all aspects of US federal income taxation that might be relevant to US holders in light of their personal investment or tax circumstances. This discussion does not apply to US holders who acquired ordinary shares or ADSs pursuant to the exercise of options or warrants or otherwise as compensation, or to US holders subject to special tax rules, including, without limitation, banks, insurance companies, tax-exempt entities, financial institutions, regulated investment companies, partnerships, S-corporations or other pass-through entities, broker-dealers, persons holding ordinary shares or ADSs as part of a hedging, conversion, or constructive sale transaction or as part of a “straddle,” US expatriates, persons subject to the alternative minimum tax, persons holding 10 per cent. or more of the voting power or value of Micro Focus’s stock, persons holding ordinary shares or ADSs through a non-US account or financial institution and entities subject to the anti-inversion rules of Section 7874 of the US Tax Code. This discussion does not discuss US tax consequences to any person that is not a US holder or to any US holder having a functional currency other than the US dollar. Furthermore, this discussion does not discuss the so-called Medicare tax on net investment income, any US federal estate or gift tax laws or tax consequences under the laws of any state, local or non-US jurisdiction.

As used in this discussion, a “US holder” means a holder of ordinary shares or ADSs who holds such ordinary shares or ADSs as capital assets within the meaning of  the US Tax Code and is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust, if (a) a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more US persons have authority to control all substantial decisions of the trust or (b) a valid election is in place to treat such trust as a domestic trust, or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

In the case of a beneficial owner of ordinary shares or ADSs that is classified as a partnership for US federal income tax purposes, the tax treatment to a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partner and the partnership. If you are a partnership holding ordinary shares or ADSs, then you and your partners should consult your independent professional tax advisors.

The Company believes, and this discussion assumes, that it is not a passive foreign investment company (a “PFIC”) for US federal income tax purposes, although the inquiry is fact specific and no assurance is being given in that regard. A non-US corporation generally will be considered a PFIC for any taxable year in which (i) 75 per cent. or more of its gross income is passive income, or (ii) 50 per cent. or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). The Company’s possible status as a PFIC is based on an annual determinations that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of the Company’s assets on a periodic basis and the character of each item of income that the Company earns, and is subject to uncertainty in several respects. Therefore, the Company cannot assure you that it will not be treated as a PFIC for its current taxable year or for any future taxable year or that the IRS will not take a contrary position. If the Company were to be a PFIC, special, possibly materially adverse, consequences would result for US holders and certain reporting requirements might apply to US holders. US holders should consult their own independent professional tax advisers regarding the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADS.

The Company also believes, and this discussion also assumes, that the Company will be treated as a non-US corporation for US federal income tax purposes, taking into account the application of Section 7874 of the US Tax Code to the Company’s acquisition of HPE Software.  For a further discussion of Section 7874 of the US Tax Code and the possibility that the Company could be treated as a US corporation for US federal income tax purposes, see the discussion entitled ‘‘U.S. Federal Income Tax Consequences Relating to Section 7874 of the Code” in the 2017 Form F-4.

Ownership of ADSs in General

For US federal income tax purposes, a US holder of Micro Focus ADSs generally will be treated as the owner of the Micro Focus ordinary shares represented by the ADSs.

The US Treasury Department has expressed concern that depositaries for American Depositary Shares, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US holders of those receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for UK taxes and sourcing rules described below could be affected by future actions that may be taken by the US Treasury Department.

Dividends Paid on Ordinary Shares or ADSs

The gross amount of any dividend paid to a US holder by Micro Focus out of its current or accumulated earnings and profits (as determined for US federal income tax  purposes) is subject to US federal income taxation. For certain non-corporate US holders, including individuals, dividends that constitute “qualified dividend income” will be taxable to such US holder at the preferential rates applicable to long-term capital gains, provided that the US holder holds the ordinary shares or ADSs on which the dividends are paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends Micro Focus pays with respect to its ordinary shares or ADSs generally will be qualified dividend income, if Micro Focus is eligible for benefits of the United States income tax treaty with the United Kingdom.  Although Micro believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year or that such position would not be challenged by the US Internal Revenue Service (“IRS”) or sustained by a court.  Dividends received by a corporate US holder generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations. However, under recent legislation, a corporate US holder that owns 10 per cent or more of Micro Focus’s stock may, in certain circumstances, be entitled to a deduction in respect of a dividend received from Micro Focus pursuant to Section 245A of the US Tax Code.

A dividend is taxable to a US holder when the US holder receives the dividend, actually or constructively. The amount of the dividend that a US holder must include in its income will be the US dollar value of the payments made, determined at the spot pound sterling/US dollar rate on the date the dividend is includible in the US holder’s income, regardless of whether the payment is in fact converted into US dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

The portion of any dividend payment received by a US holder that is in excess of Micro Focus’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ordinary shares or ADSs on which such payment is received, and thereafter as capital gain. However, Micro Focus does not expect to calculate its earnings and profits in accordance with US federal income tax principles.  Accordingly, a US holder should expect to generally treat dividends paid by Micro Focus as taxable dividends for US federal income tax purposes.

A US holder must include any foreign tax withheld from a dividend payment on its ordinary shares or ADSs in the gross amount included in income, even though the US holder does not in fact receive such withheld amount. Subject to certain limitations, UK tax withheld, if any, in accordance with the United Kingdom-United States Income Tax Convention (1975), as amended (the “Treaty”), and paid over to the United Kingdom will be deductible or  creditable against a US holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a US holder under UK law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder’s US federal income tax liability.

Dividends paid by Micro Focus generally will be income from sources outside the United States and will, depending on a US holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the US holder. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a US holder’s particular circumstances. Accordingly, US holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Disposition of Ordinary Shares or ADSs

If a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable sale or other disposition, a US holder will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that the US holder realizes in such disposition and the US holder’s tax basis, determined in US dollars, in the US holder’s Micro Focus ADSs. Capital gain of certain non-corporate US holders, including individuals, is generally taxed at preferential rates where the property disposed of is held for more than one year. Gain or loss recognized by a US holder on the sale or other disposition of ordinary shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities.  US holders are urged to consult their own tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares or ADSs.

Backup Withholding and Information Reporting

In general, dividend payments with respect to ordinary shares and ADSs and proceeds from the sale or other disposition of ordinary shares or ADSs made (or deemed made) within the United States may be subject to information reporting to the IRS and US backup withholding currently at a rate of 24 per cent. Backup withholding will generally not apply to a US holder who:

•          Furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such US holder is not subject to backup withholding on an IRS Form W-9, and otherwise complies with applicable requirements of the backup withholding rules; or

•          Is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact in accordance with applicable Treasury regulations.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s US federal income tax liability and may entitle the holder to a refund, provided the holder timely furnishes the required information to the IRS.

US holders should consult their own independent professional tax adviser regarding the application of the information reporting and backup withholding rules.

Credits or deductions for UK taxes

As indicated under ‘Material UK Tax Consequences’ below, dividends in respect of, and gains on the disposition of, ordinary shares or ADSs, may be subject to UK taxation in certain circumstances. A US holder may be eligible to claim a credit or deduction in respect of UK taxes attributable to such income or gain for purposes of computing the US holder’s US federal income tax liability, subject to certain limitations. The US foreign tax credit rules are complex, and US holders should consult their own tax advisors regarding the availability of US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

The summary set forth above is included for general information only. US holders are urged to consult their own tax advisors to determine the particular tax consequences to them of the ownership and disposition of ordinary shares and ADSs, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

Material UK Tax Consequences of Owning and Disposing of Micro Focus Ordinary Shares or ADSs

The following paragraphs set out below summarize material aspects of the UK tax treatment of US holders of ordinary shares or ADSs and do not purport to be either a complete analysis of all tax considerations relating to holding ordinary shares or ADSs or an analysis of the tax position of Micro Focus. They are based on current UK legislation and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and (otherwise than where expressly stated to the contrary) apply only to US holders of ordinary shares or ADSs (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of such shares.

These comments do not deal with certain types of shareholders such as charities, dealers in securities, persons holding or acquiring shares in the course of a trade, persons who have or could be treated for tax purposes as having acquired their ordinary shares or ADSs by reason of their employment, collective investment schemes, persons subject to UK tax on the remittance basis and insurance companies. You are encouraged to consult an appropriate independent professional tax advisor with respect to your tax position.

Tax on chargeable gains as a result of disposals of ordinary shares or ADSs

Subject to the below, US holders will not generally be subject to UK tax on chargeable gains on a disposal of ordinary shares or ADSs provided that they do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the ordinary shares or ADSs are held.

A US holder who is an individual, who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares or ADSs during that period may be liable for UK tax on capital gains (in the absence of any available exemptions or reliefs). If applicable, the tax charge will arise in the tax year that the individual returns to the United Kingdom.

Tax on dividends

Micro Focus is not required to withhold UK tax at source from dividends paid on ordinary shares or ADSs.

US holders will not generally be subject to UK tax on dividends received from Micro Focus provided that they do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the ordinary shares or ADSs are held.

Stamp duty and stamp duty reserve tax, referred to as SDRT

Based on current published HM Revenue & Customs practice and recent case law, transfers of ADSs should not be subject to SDRT or stamp duty provided that any instrument of transfer is executed and remains outside the UK and the transfer of an underlying ordinary share to the ADS holder in exchange for the cancellation of an ADS should also not give rise to a stamp duty or SDRT charge.

Transfers of ordinary shares outside of the depositary bank, including the repurchase of ordinary shares by Micro Focus, will generally be subject to stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration given, except as described above in connection with the cancellation of an ADS. If ordinary shares are redeposited into a clearance service or depositary system, the redeposit will attract stamp duty or SDRT at the higher rate of 1.5%.

The purchaser or the transferee of the ordinary shares or ADSs will generally be responsible for paying any stamp duty or SDRT payable. Where stamp duty or SDRT is payable, it is payable regardless of the residence position of the purchaser.

Inheritance tax

A gift or settlement of ordinary shares or ADSs by, or on the death of, an individual shareholder may give rise to a liability to UK inheritance tax even if the shareholder is not a resident of or domiciled in the United Kingdom.

A charge to inheritance tax may arise in certain circumstances where ordinary shares or ADSs are held by close companies and trustees of settlements.

However, pursuant to the Estate and Gift Tax Treaty 1980, referred to as the Treaty, entered into between the United Kingdom and the United States, a gift or settlement of ordinary shares or ADSs by shareholders who are domiciled in the United States for the purposes of the Treaty may be exempt from any liability to UK inheritance tax.

Item 10. F.	Dividends and paying agents.
Not applicable.

Item 10. G.	Statement by experts
Not applicable.

Item 10. H.	Documents on display
Copies of our Memorandum and Articles of Association are filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (c/o the Company Secretary) during usual business hours upon reasonable prior request.

Item 10. I.	Subsidiary Information.
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.
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

The table below sets out the values of financial assets and liabilities.

	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018	Financial April 30, 2017	Non- financial April 30, 2017	Total April 30, 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets

Non-current
Derivative financial instruments – Interest rate swaps	-	86,381	86,381	-	-	-
Current
Cash and cash equivalents	620,896	-	620,896	150,983	-	150,983
Trade and other receivables	1,212,067	59,966	1,272,033	263,626	25,883	289,509
	1,832,963	146,347	1,979,310	414,609	25,883	440,492

	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018	Financial April 30, 2017	Non- financial April 30, 2017	Total April 30, 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Financial liabilities – financial liabilities at amortized cost

Non-current
Borrowings	4,946,566	-	4,946,566	1,511,400	-	1,511,400
Finance leases	14,923	-	14,923	-	-	-
Provisions	35,421	-	35,421	11,837	100	11,937
Current
Borrowings	50,347	-	50,347	83,788	-	83,788
Finance leases	13,560	-	13,560	-	-	-
Trade and other payables	676,917	-	676,917	16,891	153,151	170,042
Provisions	57,411	-	57,411	4,406	15,736	20,142
	5,795,145	-	5,795,145	1,628,322	168,987	1,797,309

Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.

Derivative financial instruments measured at fair value, are classified as level 2 in the fair value measurement hierarchy, as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at October 31, 2018 was:

	October 31, 2018	April 30, 2017
	$’000	$’000
Trade receivables	1,212,067	263,626
Cash and cash equivalents	620,896	150,983
Total	1,832,963	414,609

Market risk

The Group’s treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments. The treasury function’s policies and procedures are reviewed and monitored by the Audit Committee and are subject to internal audit review.

Derivative Financial Instruments

Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25 billion to hedge against the impact of expected rises in interest rates until September 30, 2022. The notional value covers 50.4% of the dollar loan principal outstanding for the Group.

The terms of the swap involve the Group in paying a fixed interest rate of 1.94% and the Group receiving a variable rate in line with LIBOR. The swap contracts require settlement of net interest receivable or payable on a monthly basis. For the period to October 31, 2018, net expense for the swaps amounted to $3.4m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact on the consolidated statement of comprehensive income of changes in the fair value of interest rate swaps in the 18 months ended October 31, 2018 is shown in Note 33 of the consolidated financial statements in Item 18. Note 33 shows the derivative financial instruments relating to hedging transactions entered into in the period ended October 31, 2018 (other reserves).

	October 31, 2018	April 30, 2017
	$’000	$’000
Carrying amount	86,381	-
Notional amount (4 x $562.5m)	2,250,000	-
Maturity date	30 September 2022	-
Change in fair value of outstanding hedging instruments	86,381	-
Change in value of hedging instruments adjusted for credit risk	84,666	-

Foreign exchange risk

The Group’s currency exposures comprise those that give rise to net currency gains and losses to be recognized in the consolidated statement of comprehensive income as well as gains and losses on consolidation, which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group’s investment in net assets in currencies other than US dollar.

Note 33 shows the impact on the consolidated statement of comprehensive income of foreign exchange gains in the 18 months ended October 31, 2018.

Sensitivity analysis

The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US dollar and transactions made in other currencies as well as changes in US Dollar LIBOR interest rates. Foreign exchange exposures for all re-measuring balances are tracked and reported to management.

The key drivers are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. As at October 31, 2018, the key aggregate exposures involved the Euro, British Pound, Israeli Shekel and Canadian Dollar. The table below illustrates the sensitivity analysis of the Group exposures to movements in currency and interest rates.

	Group exposure	+/-5%	+/-10%	+/-1% interest
Key aggregate currency exposures	$’000	$’000	$’000	$’000
Euro	377,324	18,866	37,732
GBP	25,436	1,271	2,543
ILS	52,147	2,607	5,215
CAN$	60,468	3,023	6,046
Borrowings Interest rate LIBOR +1%	n/a	n/a	n/a	49,969

Capital risk management

The Group’s objective when managing its capital structures is to minimize the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximize shareholder return over the long-term.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. The facility was less than 35% drawn at October 31, 2018 and therefore no covenant test is applicable.

The capital structure of the Group at the consolidated statement of financial position date is as follows:

	October 31, 2018	April 30, 2017
	$’000	$’000
Bank and other borrowings	4,845,880	1,561,536
Finance lease obligations	28,483	-
Less cash and cash equivalents	(620,896)	(150,983)
Total net debt	4,253,467	1,410,553
Total equity	7,791,980	1,613,490
Debt / equity %	54.59%	87.42%

Item 12.	Description of Securities Other than Equity Securities.
Not applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14.	Material Modiﬁcations to the Rights of Security Holders and Use of Proceeds.
Not applicable.

Item 15.	Controls and Procedures.

Item 15. A.	Disclosure Controls and Procedures.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of October 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of October 31, 2018.

 In connection with its exchange offer, the Company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management as appropriate to allow timely decisions regarding required disclosure.

 Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

Item 15. B & C. Management’s annual report on internal control over financial reporting & Attestation report of the registered public accounting ﬁrm
This annual report does not include a report of management’s assessment regarding internal control over ﬁnancial reporting or an attestation report of the company’s registered public accounting ﬁrm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 15. D.	Changes in internal control over financial reporting.
As part of its disclosure and reporting obligations in the United States, the Group will be required to furnish an annual report by its management on its internal control over financial reporting and include an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). The first report will be required to be furnished for the year ended October 31, 2019.

The Group is in the process of implementing a program of SOX compliant internal controls under its SOX Implementation Program (SIP) together with a specialist team from its outsourced Internal Audit Partner. Governance for the SIP includes a cross functional SOX Steering Group (SSG) chaired by the Group’s Chief Financial Officer reporting to the Audit Committee.  As part of the SIP a new Disclosure Committee, chaired by the Chief Financial Officer, has been set up to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibilities in connection with the accuracy of financial reporting. The SIP is being implemented across the Group during a period of significant change across the organization. As part of the governance the SSG monitors potential adverse impacts of organizational change to the SIP. During the period, as part of the SIP, end to end process mapping and walkthroughs were carried out of the Group’s main processes, Hire to Retire, Quote to Cash, Procurement to Pay and Record to Report, leading to the development of documented controls for each process. Each process and its associated controls are owned by a Global Process Owner. In the period, the Group has also reviewed its entity level controls and commenced implementation of a SOX training plan across relevant parts of the Group. A key work stream of the SIP relates to the adequacy of IT General Controls (ITGCs). There have been challenges with the IT systems, including controls acquired with HPE Software, and as a consequence, each business will remain on its legacy IT systems, necessitating business process controls and ITGCs across both systems. The work undertaken under the SIP to date has identified a number of areas for improvement in the Group’s ITGCs, which now forms part of the SIP. Work in this area is continuing under an IT SOX Compliance Group chaired by the Chief Information Officer reporting to the main SSG. As part of this work, an IT strategy has been developed and is being implemented across the network in both the Group’s owned IT systems and those operated by its external cloud partner.

In preparation for compliance with SOX, the Group has been assessing and documenting its internal control environment under the COSO 2013 principles. As a result of the work undertaken, certain weaknesses in the Group’s internal control over financial reporting were identified, which under PCAOB standards were considered to be material weaknesses. Under the PCAOB standards a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses related to the fact that the Group did not have sufficient formally documented and implemented processes and review procedures, nor did it have sufficient formality and evidence of controls over key reports and spreadsheets. Whilst the Group has made significant progress towards remediating the material weaknesses in the heritage Micro Focus systems and processes, the significant challenges with the IT systems acquired with the HPE Software business means that these material weaknesses are also relevant for this area of the organization. The remediation activity includes system upgrades and formal documentation of control and review procedures.

The Group continues its work under the SIP to remediate the material weaknesses, and any other matters, which arise during its progress towards SOX compliance. To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The material weaknesses and other matters may not be able to be remedied by October 31, 2019, and there is a risk that other deficiencies for the purposes of SOX may be identified. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Item 16. A.	Audit committee audit report expert
The Audit Committee includes Richard Atkins who, in the opinion of the Board, is an ‘audit committee financial expert’ and is independent (as deﬁned for this purpose in 17 CFR 240.10A-3).  The board considered that the Committee’s members have broad commercial knowledge and extensive business leadership experience, having held between them various roles in major business, financial management, and finance function supervision and that this constitutes a broad suitable mix of business and financial experience on the committee.

Item 16. B.	Code of ethics
Micro Focus has adopted a code of ethics (the Micro Focus Code of Conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on our website (https://www.microfocus.com/media/guide/micro_focus_code_of_conduct_guide.pdf). The information on our website is not incorporated by reference into this report.

Item 16. C.	Principal accountant fees and services
The Audit Committee approves all non-audit work commissioned from the external auditors.

During the 18 months ended October 31, 2018, the Group obtained the following services from the Group’s auditors as detailed below:

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	$’000	$’000	$’000
Audit	15,128	6,127	3,653
Audit Related	35	33	587
Tax Services	410	102	130
Other	560	7,470	1,842
Total	16,133	13,732	6,212

The 18 months ended October 31, 2018 fees represent fees paid to KPMG LLP, as the current auditor. Fees for the years ended April 30, 2017 and April 30, 2016 represent amounts paid to the previous auditor, PricewaterhouseCoopers LLP.

Other services in the 18 months ended October 31, 2018 relate primarily to the auditor’s assurance work in relation to the SUSE divestiture and license verification compliance work. Other services in the 12 months ended April 30, 2017 relate primarily to the auditor’s work as reporting accountants and due diligence in respect of the acquisition of the HPE Software business. Other services in the 12 months ended April 30, 2016 relate primarily to Serena acquisition due diligence costs and customer licence compliance forensic services.

These services have also been disclosed in line with the ICAEW Technical Release “Tech 14/13FRF” guidance on the disclosure of auditor remuneration for the audit of accounts and other (non-audit) services, in accordance with the requirements of the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) Regulations 2008 (Statutory Instrument 2008/489) as amended:

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April, 30, 2016
	$’000	$’000	$’000

Audit of Company	12,223	1,032	563
Audit of subsidiaries	1,887	2,494	2,895
Total audit	14,110	3,526	3,458

Audit related assurance services	914	2,634	782
Other assurance services	664	-	-
Total assurance services	1,578	2,634	782

Tax compliance services	214	49	60
Tax advisory services	196	53	70
Services relating to taxation	410	102	130

Other non-audit services	35	7,470	1,842

Total	16,133	13,732	6,212
The 18 months ended October 31, 2018 fees represent fees paid to KPMG LLP, as the current auditor. Fees for the years ended April 30, 2017 and April 30, 2016 represent amounts paid to the previous auditor, PricewaterhouseCoopers LLP.

Audit related assurance services in the 18 months ended October 31, 2018 relate primarily to the additional audit procedures required to be performed on the Micro Focus International plc financial statements that are included in US filings and two interim reviews, that were required for both six-month periods ending October 31, 2017 and April 30, 2018 under both US and UK public listed company regulations. Audit related services in the 12 months ended April 30, 2017 related primarily to the additional audit procedures required to be performed in respect of the Group’s historic financial statements that were included in the US filings associated with the HPE Software business transaction. Audit related services in the 12 months ended April 30, 2016 related primarily to the audit of the TAG 13-month financial statements and interim reviews.

Other assurance services in the 18 months ended October 31, 2018 relate primarily to the auditor’s assurance work in relation to the SUSE divestiture and license verification compliance work.

Other non-audit services in the 12 months ended April 30, 2017 relate primarily to the auditor’s work as reporting accountants and due diligence in respect of the acquisition of the HPE Software business. Other non-audit services in the 12 months ended April 30, 2016 relate primarily to Serena acquisition due diligence costs and customer licence compliance forensic services.

Independence and objectivity of the external auditors

The Committee has developed a robust policy designed to ensure that the auditor’s objectivity and independence is not compromised by it undertaking inappropriate non-audit work. This policy is reviewed annually and was last reviewed in April 2018.

Auditor objectivity was safeguarded by the Committee considering several factors: the standing and experience of the external audit partner; the fact that the current external auditors, KPMG, were newly appointed in the 18-month period; the nature and level of services provided by the external auditors and confirmation from the external auditors that they have complied with relevant UK independence standards and fully considered any threats and safeguards in the performance of non-audit work.

Item 16. D.	Exemptions from the listing standards for audit committees

Not applicable no exemptions.

Item 16. E.	Purchase of equity securities by the issuer and affiliated purchases

On August 29, 2018, the company announced the start of a share buy-back programme for an initial tranche of up to $200 million which was extended on November 5, 2018 to the total value of $400 million (including the initial tranche). Up to and including February 13, 2019 the company had spent $400m and purchased 22,455,121 shares at an average price of £13.82 per share.  The buyback has been extended into a third tranche of up to $110m to be executed in the period from the February 14, 2019, up until the day before the AGM, which takes place on March 29, 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares will expire.

In addition to purchasing ordinary shares on the London Stock Exchange Citi acquired American Depository Receipts representing ordinary shares (“ADRs”) listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

As at October 31, 2018, 9,858,205 ordinary shares have been bought back at a total cost of $171.7m, including expenses of $0.5m. 8,567,659 ordinary shares were bought on the London Stock Exchange and 1,290,546 ADRs were purchased on the New York Stock Exchange.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 1 -15 beginning: May 1, 2017; ending: July 31, 2018	-	-	-	-
Month # 16 beginning: August 1, 2018; ending: August 31, 2018	932,162	$17.08	932,162	$184.1	m
Month # 17 beginning: September 1, 2018; ending: September 30, 2018	5,426,805	$16.95	6,358,967	$92.1	m
Month # 18 beginning: October 1, 2018; ending: October 31, 2018	3,499,238	$17.78	9,858,205	$29.9	m
Total	9,858,205	$17.39	9,858,205	$29.9	m

Item 16. F.	Change in Registrant’s certifying accountant
On April 11, 2017, Micro Focus announced that KPMG LLP (“KPMG”) had been successful in a competitive tender process to serve as its independent registered public accounting firm to audit its consolidated financial statements for the period beginning May 1, 2017. The audit tender process was led by the Audit Committee and arose because PricewaterhouseCoopers LLP (“PwC”) have a joint business arrangement with HPE Software which was expected to and has continued after the close of the business combination between Micro Focus and HPE Software. Consequently, PwC would not have been independent of Micro Focus following the close of the transaction with HPE Software and therefore could not continue to be the Company’s independent registered public accounting firm. On September 1, 2017, PwC resigned as the independent registered public accounting firm of Micro Focus. KPMG was formally appointed as the independent registered public accounting firm at the Micro Focus Annual General Meeting on September 4, 2017.

The reports of PwC on the Micro Focus’ financial statements for the years ended April 30, 2016 and 2017 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Micro Focus fiscal years ended April 30, 2016 and 2017, and the subsequent interim periods through September 1, 2017, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on Micro Focus’ financial statements for such years.

During the Micro Focus fiscal years ended April 30, 2016 and 2017, and the subsequent interim periods through September 1, 2017, there were “reportable events” as that term is used in Item 16F(a)(1)(v)(A)-(D) of Form 20-F. In relation to the fiscal year ended April 30, 2017, material weaknesses were identified that related to the fact that the Group did not have sufficient formally documented and implemented processes and review procedures, nor did it have sufficient formality and evidence of controls over key reports and spreadsheets.

During the Micro Focus fiscal years ended April 30, 2016 and 2017, and the subsequent interim periods through September 1, 2017, Micro Focus did not consult with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Micro Focus’ financial statements, and neither a written report nor oral advice was provided to Micro Focus that KPMG concluded was an important factor considered by Micro Focus in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

Item 16. G.	Corporate Governance
Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 100 index. As such, we are required to comply with the UK Corporate Governance Code 2016.

The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange. As a listed non-US issuer, we are required to comply with some of the NYSE’s corporate governance rules, and must disclose any significant ways in which the UK corporate governance practices employed by the Company differ from those followed by US companies under the NYSE listing standards.

Independent Directors

The Company has been in full compliance with the UK Corporate Governance Code, other than Provision A.2.1, (requiring the role of the chairman and chief executive to be held by separate individuals, with the division of responsibilities between the two being established in writing) as a result of Kevin Loosemore's role as Executive Chairman. A separate Chief Executive Officer has been in place at all times during the financial period but the Executive Chairman still retains executive responsibility for strategy, M&A activities, investor relations and executive director development. Stephen Murdoch, as Chief Executive Officer, is responsible for the evolution and delivery of the strategy and the day-to-day operation of the business.  Kevin Loosemore continues to work to ensure an orderly transition of executive responsibilities to the Chief Executive Officer.

UK Listed Companies are required to include in their Annual Report a narrative statement of (i) how they have applied the UK Corporate Governance Code (“the Code”) and (ii) whether or not they have complied with the best practice priorities of the Code.

In order to mitigate any potential concerns in relation to the Executive Chairman role, Karen Slatford, the senior independent non-executive director, has separate and defined responsibilities from the Executive Chairman. Karen Slatford chairs the Nomination Committee and is responsible for succession planning.  During the 18 months ended October 31, 2018, Karen Slatford, in her role as senior independent non-executive director, led (and continues to lead) on governance issues. This included the annual review of board effectiveness, and acting as an intermediary, if necessary, between non-executive directors and the Executive Chairman and between the Company and its shareholders, providing a point of contact for those shareholders who wish to raise issues with the board, other than through the Executive Chairman.

The non-executive directors have met without the Executive Chairman present to appraise the Executive Chairman’s performance. The meeting was chaired by the senior independent non-executive director, Karen Slatford.  A majority of the board is made up of independent non-executive directors.

Committees of the board of directors

The Company has three principal Board committees that are broadly comparable in purpose and composition to those required by NYSE rules for domestic US companies. For instance, the Company has a Nominations (rather than nominating/corporate governance) Committee and a Remuneration (rather than compensation) Committee. The Company also has an Audit Committee, which NYSE rules require for both US companies and foreign private issuers. All the committees are comprised of Non-Executive Directors only and none of the functions of these committees has been delegated to another committee.

Each Board Committee has clearly defined terms of reference (approved by the Board) setting out its authority and duties.  The terms of reference for each committee can be found on the Company’s website at www.microfocus.com.

Under the US Securities Exchange Act of 1934 and the listing standards of the NYSE, the Company is required to have an audit committee that is comprised of at least three members from the independent non-executive directors of the Company’s Board. Our Audit Committee complies with these requirements. As stated in Item 16.A. above, the Board has determined that Richard Atkins possesses ‘accounting or related financial management expertise’, as required by rule 303A.07 (a) of the NYSE listing rules.

Shareholder approval of equity compensation plans

Under NYSE listing rules, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company complies with corresponding UK requirements in the Listing Rules, requiring the Company to seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4.1).

Corporate Governance Guidelines

Rule 303A.09 of the NYSE listing rules requires listed companies to adopt and disclose corporate governance guidelines. The Company applies the UK Corporate Governance code and issues an explanation of how it complies with the code, including confirmation that it complies in full with those provisions, or, where it does not, provides and explanation of how and why it does not comply (LR 9.8.6).

In addition, the Company is required to make certain mandatory corporate governance statements in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7.

Code of Business Conduct and Ethics

The Micro Focus Code of Conduct is available on the Company’s website at www.microfocus.com.

Item 16. H.	Mine Safe Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
The financial statements filed as part of this Annual Report are included in Item 18 on pages F-1 through F-90 hereof.

Item 19.	Exhibits
The following exhibits are filed as part of this report:

1.1	Articles of Association of Micro Focus International plc.

4.1
Credit Agreement, among Micro Focus International plc, Micro Focus Group Limited, MA FinanceCo., LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-219678) filed with the Securities and Exchange Commission on August 4, 2017).

8.1	List of Significant Subsidiaries

11.1	Code of Conduct

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Stephen Murdoch under Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chris Kennedy under Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP.

15.2	Consent of PricewaterhouseCoopers LLP.

15.3	Letter from PricewaterhouseCoopers LLP

15.4	Unaudited financial statements for the 12 months ended October 31, 2018 and the six months ended October 31, 2017.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Micro Focus International plc

/s/ Stephen Murdoch

Stephen Murdoch

Chief Executive Officer

Date:  February 20, 2019

Consolidated financial statements and notes

F-3	Reports of Independent Registered Public Accounting Firms
F-4	Consolidated statements of comprehensive income
F-10	Consolidated statements of financial position
F-12	Consolidated statements of changes in equity
F-15	Consolidated statements of cash flows
F-16	Summary of significant accounting policies
F-30	Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm (KPMG)

To the Shareholders and Board of Directors
Micro Focus International plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Micro Focus International plc and subsidiaries (the Company) as of October 31, 2018, the related consolidated statement of comprehensive income, changes in equity, and cash flows for the 18 month period then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the eighteen month period then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited the adjustments to the 2017 and 2016 consolidated financial statements to retrospectively reflect discontinued operations (as described in note 19) and to retrospectively reflect changes in segment reporting (as described in note 1). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 or 2016 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 or 2016 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
We have served as the Company’s auditor since 2017.

London, United Kingdom
February 20, 2019

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Micro Focus International plc.

In our opinion, the consolidated statement of financial position as of April 30, 2017 and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended April 30, 2017, before the effects of the adjustments to retrospectively reflect discontinued operations as described in Note 19 and before the effects of the adjustments to retrospectively reflect changes in segment reporting as described in note 1, present fairly, in all material respects, the financial position of Micro Focus International plc as of April 30, 2017, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2017 and 2016 financial statements before the effects of the adjustments discussed in note 19 and note 1 are not presented herein). These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits, before the effects of the adjustments described above, of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect discontinued operations as described in note 19 or the adjustments to retrospectively reflect changes in segment reporting as described in note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
July 17, 2017 except for the first paragraph of the Note to the Consolidated Statements of Cash Flows, as to which the date is August 3, 2017

Consolidated statement of comprehensive income
for the 18 months ended October 31, 2018

		Before exceptional items	Exceptional items (note 4)	Total
	Note	$’000	$’000	$’000
Revenue	1,2	4,754,398	-	4,754,398
Cost of sales		(1,193,898)	(65,408)	(1,259,306)
Gross profit		3,560,500	(65,408)	3,495,092
Selling and distribution costs		(1,630,785)	(39,215)	(1,670,000)
Research and development expenses		(642,061)	(17,352)	(659,413)
Administrative expenses		(372,674)	(416,181)	(788,855)
Operating profit		914,980	(538,156)	376,824

Finance costs	6	(344,040)	(6,326)	(350,366)
Finance income	6	7,101	553	7,654
Net finance costs	6	(336,939)	(5,773)	(342,712)

Profit/(loss) before tax		578,041	(543,929)	34,112
Taxation	7	(125,115)	798,196	673,081
Profit from continuing operations		452,926	254,267	707,193
Profit from discontinued operation (attributable to equity shareholders of the company)	19	76,940	-	76,940
Profit for the period		529,866	254,267	784,133

Attributable to:
Equity shareholders of the company		529,781	254,267	784,048
Non-controlling interests		85	-	85
Profit for the period		529,866	254,267	784,133

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income continued

for the 18 months ended October 31, 2018

		Before exceptional items	Exceptional items (note 4)	Total
	Note	$’000	$’000	$’000
Profit for the period		529,866	254,267	784,133
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	27	(8,949)	-	(8,949)
Actuarial loss on non-plan pension assets	27	(5,258)	-	(5,258)
Deferred tax movement		3,754	-	3,754
Discontinued operation:
Actuarial loss on pension schemes liabilities	27	(1,465)	-	(1,465)
Actuarial loss on non-plan pension assets	27	(529)	-	(529)
Deferred tax movement		527	-	527
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	33	86,381	-	86,381
Deferred tax movement	33	(16,413)	-	(16,413)
Currency translation differences – continuing operations		(29,456)	-	(29,456)
Currency translation differences - discontinued operation		713	-	713
Other comprehensive income for the period		29,305	-	29,305
Total comprehensive income for the period		559,171	254,267	813,438
Attributable to:
Equity shareholders of the company		559,086	254,267	813,353
Non-controlling interests		85	-	85
Total comprehensive income for the period		559,171	254,267	813,438

Total comprehensive income attributable to the equity shareholders of the company arises from:
Continuing operations		482,985	254,267	737,252
Discontinued operations		76,186	-	76,186
		559,171	254,267	813,438
Earnings per share (cents)
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			201.70
- diluted	9			196.17
From continuing operations
- basic	9			181.91
- diluted	9			176.92
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			151.61
- diluted	9			147.45
From continuing operations
- basic	9			136.73
- diluted	9			132.98

Consolidated statement of comprehensive income

for the 12 months ended April 30, 2017

		Before exceptional items[1]	Exceptional items (note 4)	Total[1]
	Note	$’000	$’000	$’000
Revenue	1,2	1,077,273	-	1,077,273
Cost of sales		(213,463)	(2,949)	(216,412)
Gross profit		863,810	(2,949)	860,861
Selling and distribution costs		(357,654)	(5,479)	(363,133)
Research and development expenses		(116,032)	(6,792)	(122,824)
Administrative expenses		(65,474)	(82,038)	(147,512)
Operating profit		324,650	(97,258)	227,392

Finance costs	6	(96,824)	-	(96,824)
Finance income	6	979	-	979
Net finance costs	6	(95,845)	-	(95,845)

Profit/(loss) before tax		228,805	(97,258)	131,547
Taxation	7	(19,097)	11,633	(7,464)
Profit/(loss) from continuing operations		209,708	(85,625)	124,083
Profit from discontinued operation (attributable to equity shareholders of the company)	19	33,720	-	33,720
Profit/(loss) for the period		243,428	(85,625)	157,803

Attributable to:
Equity shareholders of the company		243,531	(85,625)	157,906
Non-controlling interests		(103)	-	(103)
Profit for the period		243,428	(85,625)	157,803

1 The 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income continued
for the 12 months ended April 30, 2017

		Before exceptional items[1]	Exceptional items (note 4)	Total[1]
	Note	$’000	$’000	$’000
Profit for the period		243,428	(85,625)	157,803
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	27	(217)	-	(217)
Actuarial gain on non-plan pension assets	27	318	-	318
Deferred tax movement		(62)	-	(62)
Discontinued operation:
Actuarial gain on pension schemes liabilities	27	619	-	619
Actuarial loss on non-plan pension assets	27	(188)	-	(188)
Deferred tax movement		(263)	-	(263)
Items that may be subsequently reclassified to profit or loss
Currency translation differences – continuing operations		(4,942)	-	(4,942)
Currency translation differences - discontinued operation		(1,011)	-	(1,011)
Other comprehensive expense for the period		(5,746)	-	(5,746)
Total comprehensive income/(expense) for the period		237,682	(85,625)	152,057
Attributable to:
Equity shareholders of the company		237,785	(85,625)	152,160
Non-controlling interests		(103)	-	(103)
Total comprehensive income for the period		237,682	(85,625)	152,057

Total comprehensive income/(expense) attributable to the equity shareholders of the company arises from:
Continuing operations		204,805	(85,625)	119,180
Discontinued operations		32,877	-	32,877
		237,682	(85,625)	152,057
Earnings per share (cents)
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			68.88
- diluted	9			66.51
From continuing operations
- basic	9			54.17
- diluted	9			52.31
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			53.25
- diluted	9			51.42
From continuing operations
- basic	9			41.88
- diluted	9			40.44

1 The 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19)

Consolidated statement of comprehensive income

for the 12 months ended April 30, 2016

		Before exceptional items[1]	Exceptional items (note 4)	Total[1]
	Note	$’000	$’000	$’000
Revenue	1,2	991,233	-	991,233
Cost of sales		(200,358)	(2,172)	(202,530)
Gross profit		790,875	(2,172)	788,703
Selling and distribution costs		(308,238)	(4,372)	(312,610)
Research and development expenses		(116,137)	(1,258)	(117,395)
Administrative expenses		(91,451)	(20,051)	(111,502)
Operating profit		275,049	(27,853)	247,196

Finance costs	6	(98,357)	-	(98,357)
Finance income	6	1,009	-	1,009
Net finance costs	6	(97,348)	-	(97,348)

Profit/(loss) before tax		177,701	(27,853)	149,848
Taxation	7	(20,704)	6,835	(13,869)
Profit from continuing operations		156,997	(21,018)	135,979
Profit from discontinued operation (attributable to equity shareholders of the company)	19	26,993	-	26,993
Profit for the period		183,990	(21,018)	162,972

Attributable to:
Equity shareholders of the company		183,912	(21,018)	162,894
Non-controlling interests		78	-	78
Profit for the period		183,990	(21,018)	162,972

1 The 12 months to April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income continued
for the 12 months ended April 30, 2016

		Before exceptional items[1]	Exceptional items (note 4)	Total[1]
	Note	$’000	$’000	$’000
Profit for the period		183,990	(21,018)	162,972
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial gain on pension schemes liabilities	27	1,695	-	1,695
Actuarial gain on non-plan pension assets	27	1,951	-	1,951
Deferred tax movement		(333)	-	(333)
Discontinued operation:
Actuarial loss on pension schemes liabilities	27	1,002	-	1,002
Actuarial loss on non-plan pension assets	27	1,153	-	1,153
Deferred tax movement		(1,412)	-	(1,412)
Items that may be subsequently reclassified to profit or loss
Currency translation differences – continuing operations		(2,871)	-	(2,871)
Currency translation differences - discontinued operation		(587)	-	(587)
Other comprehensive income for the period		598	-	598
Total comprehensive income/(expense) for the period		184,588	(21,018)	163,570
Attributable to:
Equity shareholders of the company		184,510	(21,018)	163,492
Non-controlling interests		78	-	78
Total comprehensive income for the period		184,588	(21,018)	163,570

Total comprehensive income/(expense) attributable to the equity shareholders of the company arises from:
Continuing operations		154,079	(21,018)	133,061
Discontinued operations		30,509	-	30,509
		184,588	(21,018)	163,570
Earnings per share (cents)
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			74.50
- diluted	9			71.61
From continuing operations
- basic	9			62.4
- diluted	9			59.97
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			49.59
- diluted	9			47.66
From continuing operations
- basic	9			41.54
- diluted	9			39.92

1 The 12 months to April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19)

Consolidated statements of financial position

	Note	October 31, 2018 $’000	April 30, 2017 $’000
Non-current assets
Goodwill	10	6,805,043	2,828,604
Other intangible assets	11	6,629,325	1,089,370
Property, plant and equipment	12	144,250	40,956
Investments in associates	14	-	11,457
Derivative asset	29	86,381	-
Long-term pension assets	27	16,678	22,031
Other non-current assets	15	38,790	3,093
		13,720,467	3,995,511
Current assets
Inventories	16	204	64
Trade and other receivables	17	1,272,033	289,509
Current tax receivables	23	24,504	1,637
Cash and cash equivalents	18	620,896	150,983
		1,917,637	442,193
Assets classified as held for sale	19	1,142,451	-
Total current assets		3,060,088	442,193
Total assets		16,780,555	4,437,704

Current liabilities
Trade and other payables	20	676,917	170,042
Borrowings	21	3,702	71,184
Finance leases	22	13,560	-
Provisions	26	57,411	20,142
Current tax liabilities	23	124,071	42,679
Deferred income	24	1,134,730	640,650
		2,010,391	944,697
Current liabilities classified as held for sale	19	437,699	-
		2,448,090	944,697
Non-current liabilities
Deferred income	25	178,064	223,786
Borrowings	21	4,842,178	1,490,352
Finance leases	22	14,923	-
Retirement benefit obligations	27	110,351	30,773
Long-term provisions	26	35,421	11,937
Other non-current liabilities	28	58,011	4,191
Current tax liabilities	23	131,048	-
Deferred tax liabilities	30	1,170,489	118,478
		6,540,485	1,879,517
Total liabilities		8,988,575	2,824,214
Net assets		7,791,980	1,613,490

Consolidated statements of financial position continued

	Note	October 31, 2018 $’000	April 30, 2017 $’000

Capital and reserves
Share capital	31	65,798	39,700
Share premium account	32	40,961	192,145
Merger reserve	33	3,724,384	338,104
Capital redemption reserve	33	666,289	163,363
Hedging reserve	33	69,968	-
Retained earnings		3,275,243	902,183
Foreign currency translation deficit		(51,702)	(22,959)
Total equity attributable to owners of the parent		7,790,941	1,612,536
Non-controlling interests	34	1,039	954
Total equity		7,791,980	1,613,490

The accompanying notes form part of these financial statements.

Consolidated statement of changes in equity
For the 12 months ended April 30, 2016

		Share capital	Share premium account	Retained (deficit)/ earnings	Foreign currency translation deficit	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at May 1, 2015		39,555	16,087	(96,479)	(13,548)	163,363	-	1,168,104	1,277,082	979	1,278,061
Profit for the financial period		-	-	162,894	-	-	-	-	162,894	78	162,972
Other comprehensive income/(expense) for the period		-	-	4,056	(3,458)	-	-	-	598	-	598
Total comprehensive income/(expense) for the period		-	-	166,950	(3,458)	-	-	-	163,492	78	163,570
Transactions with owners:
Dividends	7	-	-	(105,159)	-	-	-	-	(105,159)	-	(105,159)
Share options:
Issue of share capital – share options	29,30	18	950	(70)	-	-	-	-	898	-	898
Movement in relation to share options		-	-	23,582	-	-	-	-	23,582	-	23,582
Corporation tax on share options		-	-	1,545	-	-	-	-	1,545	-	1,545
Deferred tax on share options		-	-	8,490	-	-	-	-	8,490	-	8,490
Share placement:
Issue of share capital – share placement	30	-	176,235	49,485	-	-		-	225,720	-	225,720
Share placement issue costs	37	-	(2,979)	-	-	-		-	(2,979)	-	(2,979)
Reallocation of merger reserve	31	-	-	180,000	-	-	-	(180,000)	-	-	-
Total movements for the period		18	174,206	324,823	(3,458)	-	-	(180,000)	315,589	78	315,667
Balance as at April 30, 2016		39,573	190,293	228,344	(17,006)	163,363	-	988,104	1,592,671	1,057	1,593,728

Consolidated statement of changes in equity

For the 12 months ended April 30, 2017

		Share capital	Share premium account	Retained (deficit)/ earnings	Foreign currency translation deficit	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at May 1, 2016		39,573	190,293	228,344	(17,006)	163,363	-	988,104	1,592,671	1,057	1,593,728
Profit for the financial period		-	-	157,906	-	-	-	-	157,906	(103)	157,803
Other comprehensive income/(expense) for the period		-	-	207	(5,953)	-	-	-	(5,746)	-	(5,746)
Total comprehensive income/(expense) for the period		-	-	158,113	(5,953)	-	-	-	152,160	(103)	152,057
Transactions with owners:
Dividends	8	-	-	(177,535)	-	-	-	-	(177,535)	-	(177,535)
Treasury shares purchased		-	-	(7,678)	-	-	-	-	(7,678)	-	(7,678)
Share options:
Issue of share capital – share options	31,32	127	1,852	(90)	-	-	-	-	1,889	-	1,889
Movement in relation to share options		-	-	23,952	-	-	-	-	23,952	-	23,952
Corporation tax on share options		-	-	4,081	-	-	-	-	4,081	-	4,081
Deferred tax on share options		-	-	22,996	-	-	-	-	22,996	-	22,996
Reallocation of merger reserve	33	-	-	650,000	-	-	-	(650,000)	-	-	-
Total movements for the period		127	1,852	673,839	(5,953)	-	-	(650,000)	19,865	(103)	19,762
Balance as at April 30, 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490

The accompanying notes form part of these financial statements.

Consolidated statement of changes in equity
For the 18 months ended October 31, 2018

		Share capital	Share premium account	Retained (deficit)/ earnings	Foreign currency translation deficit	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at May 1, 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490
Profit for the financial period		-	-	784,048	-	-	-	-	784,048	85	784,133
Other comprehensive (expense)/income for the period		-	-	(11,920)	(28,743)	-	69,968	-	29,305	-	29,305
Total comprehensive income/(expense) for the period		-	-	772,128	(28,743)	-	69,968	-	813,353	85	813,438
Transactions with owners:
Dividends	8	-	-	(542,161)	-	-	-	-	(542,161)	-	(542,161)
Share options:
Issue of share capital – share options	31,32	251	5,499	(61)	-	-	-	-	5,689	-	5,689
Movement in relation to share option		-	-	78,643	-	-	-	-	78,643	-	78,643
Corporation tax on share options		-	-	4,145	-	-	-	-	4,145	-	4,145
Deferred tax on share options		-	-	(23,724)	-	-	-	-	(23,724)	-	(23,724)
Acquisitions:
Shares issued to acquire HPE Software business	31	28,773	-	-	-	-	-	6,485,397	6,514,170	-	6,514,170
Share reorganization and buy-back:
Return of Value – share consolidation	31,33	(2,926)	-	-	-	2,926	-	-	-	-	-
Issue and redemption of B shares	31,33	-	(156,683)	(500,000)	-	500,000	-	(343,317)	(500,000)	-	(500,000)
Share buy-back	31	-	-	(171,710)	-	-	-	-	(171,710)	-	(171,710)
Reallocation of merger reserve	33	-	-	2,755,800	-	-	-	(2,755,800)	-	-	-
Total movements for the period		26,098	(151,184)	2,373,060	(28,743)	502,926	69,968	3,386,280	6,178,405	85	6,178,490
Balance as at October 31, 2018		65,798	40,961	3,275,243	(51,702)	666,289	69,968	3,724,384	7,790,941	1,039	7,791,980

The accompanying notes form part of these financial statements.

Consolidated statements of cash flows

	Note	18 months ended October 31, 2018 $’000	12 months ended April 30, 2017 $’000	12 months ended April 30, 2016 * $’000
Cash flows from operating activities
Cash generated from operations	40	1,424,311	564,792	456,113
Interest paid		(301,791)	(81,115)	(91,807)
Bank loan costs		(101,159)	(6,654)	(1,805)
Tax paid		(99,490)	(24,644)	(79,282)
Net cash generated from operating activities		921,871	452,379	283,219
Cash flows from/(used in) investing activities
Payments for intangible assets	11	(92,115)	(31,438)	(34,488)
Purchase of property, plant and equipment	12	(40,091)	(11,727)	(10,281)
Finance leases	22	(735)	-	-
Interest received		9,224	979	1,009
Payment for acquisition of business	39	(19,260)	(299,061)	(9,960)
Repayment of bank borrowings on acquisition of businesses	39	-	(316,650)	-
Net cash acquired with acquisitions	39	321,668	68,173	106
Net cash from/(used in) investing activities		178,691	(589,724)	(53,614)
Cash flows (used in)/from financing activities
Investment in non-controlling interest	34	(3)	(2)	-
Proceeds from issue of ordinary share capital	31	5,750	1,979	968
Purchase of treasury shares	31	(171,710)	(7,678)	-
Return of Value paid to shareholders	33	(500,000)	-	-
Repayment of working capital in respect of HPE Software business acquisition	39	(225,800)	-	-
Proceeds from share capital placement	33	-	-	225,720
Costs associated with share placement		-	-	(2,979)
Repayment of bank borrowings	21	(252,936)	(372,062)	(157,750)
Proceeds from bank borrowings	21	1,043,815	180,000	245,000
Dividends paid to owners	8	(542,161)	(177,535)	(105,159)
Net cash (used in)/from financing activities		(643,045)	(375,298)	205,800
Effects of exchange rate changes		15,302	(3,552)	(9,551)
Net increase/(decrease) in cash and cash equivalents		472,819	(516,195)	425,854
Cash and cash equivalents at beginning of period		150,983	667,178	241,324
	18	623,802	150,983	667,178
Reclassification to current assets classified as held for sale	19	(2,906)	-	-
Cash and cash equivalents at end of period	18	620,896	150,983	667,178

The accompanying notes form part of these financial statements.

The principal non-cash transactions in the 18 months ended October 31, 2018 were the issuance of shares as purchase consideration for the HPE Software business acquisition (note 39) and property, plant and equipment finance lease additions of $12.1m (note 12).

The principal non-cash transaction in the year ended April 30, 2017 was the cashless rollover of Term Loan C to Term Loan B-2 (note 21).

* Provision utilization consisting of cash payments of $56.0 million for the year ended April 30, 2016 has been revised from provision movements to working capital movements with a corresponding impact on the effects of exchange rate changes line. Subsequent to the revision, the remaining amounts presented in provision movements represent expenses net of reversals recorded within the Consolidated Statement of Comprehensive Income.

The presentation of bank loan costs paid of $1.8m for the year ended April 30, 2016 has been revised from cash flows from financing activities to cash flows from operating activities as management determined they were inappropriately presented within cash flows from financing activities.

Management do not believe these corrections are material, individually or in the aggregate, to the Consolidated Financial Statements. The revision did not impact the Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity in the year ended April 30, 2016.

Consolidated financial statements and notes
Summary of significant accounting policies

General information
Micro Focus International plc (“Company”) is a public limited Company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at October 31, 2018, the Group had a presence in 49 countries (2017: 40; 2016: 39) worldwide and employed approximately 14,800 people (2017: 4,800; 2016: 4,200).

On September 1, 2017, Micro focus International plc successfully completed the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business segment ("HPE Software") of Hewlett Packard Enterprise Company ("HPE").

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

The Company has changed its financial period-end from April 30, to October 31, and reports eighteen-month financial statements running from May 1, 2017 to October 31, 2018.

The Group consolidated financial statements were authorized for issuance by the board of directors on February 20, 2019.

1 Significant Accounting policies

A Basis of preparation
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (collectively “IFRS”). The consolidated financial statements have been prepared on a going concern basis under the historical cost convention. These financial statements have been prepared for an 18-month period as compared with prior 12 month reporting periods and therefore are not entirely comparable. The use of an 18 month reporting period is permitted under the UK Companies Act 2006.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, ‘Critical accounting estimates, assumptions and judgements’.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below. Other than as described below, the accounting policies adopted are consistent with those of the Annual Report and Accounts for the years ended April 30, 2017 and April 30, 2016, apart from standards, amendments to or interpretations of published standards adopted during the period and the restatement of balances in the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated statement of cash flows related to assets held for sale and discontinued operations as described below.

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing these financial statements.

Assets held for sale and discontinued operations
A current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the comprehensive income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statements of comprehensive income for comparative periods have been revised to present discontinued operations separately. The related notes for the prior year have also been revised where applicable. The Consolidated statement of cash flows has been presented including the discontinued operation.

Consolidated Statement of Financial Position – Prior period revision
In the prior period deferred tax assets ($208.3m) and deferred tax liabilities ($326.7m) were incorrectly presented on a gross basis in the consolidated statement of financial position as of April 30, 2017 because jurisdictional offsetting, a requirement under IFRS, was not applied to these balances. Management has therefore elected to correct the misstatement and record immaterial adjustments to revise the consolidated statement of financial position as of April 30, 2017 and related notes to apply jurisdictional offsetting in respect of deferred tax assets and liabilities and present these on a net basis where they are expected to be realized as such.

The impact of the revision is to reduce deferred tax assets, deferred tax liabilities, non-current assets and non-current liabilities by $208.3m, as compared with the previously reported amounts. The revision has no impact on profit or cash flows for the years ended April 30, 2017 and 2016 or net assets as at April 30, 2017.

Consolidated financial statements and notes

Summary of significant accounting policies continued

B Consolidation
The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company, its subsidiaries and the Group’s share of its interests in associates prepared at the consolidated statement of financial position date.

Subsidiaries
Subsidiaries are entities controlled by the Group. The Group has control over an entity where the Group is exposed to, or has rights to, variable returns from its involvement within the entity and it has the power over the entity to effect those returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control. Control is presumed to exist when the Group owns more than half of the voting rights (which does not always equal percentage ownership) unless it can be demonstrated that ownership does not constitute control. The results of subsidiaries are consolidated from the date on which control passes to the Group. The results of disposed subsidiaries are consolidated up to the date on which control passes from the Group.

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

Where new information is obtained within the 'measurement period' (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, the Group recognizes these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line ‘Attributable to non-controlling interests’ on the face of the consolidated statement of comprehensive income and the consolidated statement of financial position.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

At October 31, 2018, the Group had a 81.05% (2017: 74.7%; 2016: 71.5%) interest in Novell Japan Ltd which gives rise to the minority interest reported in these financial statements.

Associates
An associate is an entity, that is neither a subsidiary or a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights but can also arise where the Group holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Associates are accounted for under the equity method, where the consolidated statement of comprehensive income and the consolidated financial position includes the Group’s share of their profits and losses and net assets, less any impairment in value.  This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associates’ post-acquisition profits and losses, which is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition comprehensive income, which is recognized in the consolidated statement of comprehensive income. Unrealized gains arising from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

At October 31, 2018 the Group had a 12.5% interest ($9.6m) (April 30, 2017: 12.5%, $11.5m; April 30, 2016: 14.3%, $12.7m) investment in Open Invention Network LLC (“OIN”). There are eight (April 30, 2017: eight; April 30, 2016: seven) equal shareholders of OIN, all holding 12.5% (April 30, 2017: 12.5%; April 30, 2016: 14.3%) interest, and each shareholder has one board member and one alternative board member. The Group exercises significant influence over OIN’s operation and therefore accounts for its investment in OIN as an associate. The investment in associates is part of discontinued operations which will be disposed of with the sale of the SUSE business segment and as such has been transferred to assets held for sale (note 19).

Consolidated financial statements and notes
Summary of significant accounting policies continued

C Revenue recognition
The Group recognizes revenues from sales of software licences (including Intellectual Property and Patent rights, to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery.

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

D Cost of sales
Cost of sales includes costs related to the amortization of product development costs, amortization of acquired technology intangibles, costs of the consulting business and helpline support and royalties payable to third parties.

E Segment reporting
In accordance with IFRS 8, ‘Operating Segments’, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker (“CODM”), defined as the Executive Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Executive Committee is the Adjusted EBITDA, as set out in note 1.

Consolidated financial statements and notes
Summary of significant accounting policies continued

F Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. In setting the policy for exceptional items, judgement is required to determine what the Group defines as ‘exceptional’. The Group considers an item to be exceptional in nature if it is material, non-recurring and does not reflect the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates group strategic projects such as acquisitions, divestitures and integration activities, company tax restructuring and other one-off events such as restructuring programs. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favorable and unfavorable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programs, cost of acquisitions or the cost of integrating acquired businesses.

G Employee benefit costs

a) Pension obligations and long-term pension assets
The Group operates various pension schemes, including both defined contribution and defined benefit pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined contribution plans the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement. This is usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financial position as long-term pension assets. The portion of non-plan assets connected with the SUSE segment are recorded within current assets classified as held for sale. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

The current service cost of the defined benefit plan, recognized in the consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current period, benefit changes, curtailments and settlements.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statement of comprehensive income.

Long-term pension assets relate to the reimbursement right under insurance policies held in the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as available-for-sale financial assets since there is not an exact matching of the amount and timing of some or all of the benefits payable under the defined benefit plan. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

b) Share based compensation
The Group operated various equity-settled, share based compensation plans during the period.

The fair value of the employee services received in exchange for the grant of the shares or options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive income, and a corresponding adjustment to equity over the remaining vesting period.

Consolidated financial statements and notes
Summary of significant accounting policies continued

G Employee benefit costs continued
The shares are recognized when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair-value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself, and the charge is treated as a cash-settled transaction.

c) Employee benefit trust
Transactions, assets and liabilities of the Group sponsored Employee Benefit Trust are included in the consolidated financial statements as it is considered to be an intermediate payment arrangement. In particular, the Trust’s purchases of shares in the Company remain deducted from shareholders’ funds until they vest unconditionally with employees.

H Foreign currency translation

a) Functional and presentation currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. From November 1, 2017, certain HPE Software entities changed their functional currency, reflecting changes in their underlying business model and transactional conditions.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income.

c) Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

ii)
Income and expenses for each consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii)	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with the exception for goodwill arising before May 1, 2004 which is treated as an asset of the Company and expressed in the Company’s functional currency.

d) Exchange rates
The most important foreign currencies for the Group are Pounds Sterling, the Euro, Israeli Shekel and Canadian Dollar. The exchange rates used are as follows:

	18 months ended October 31, 2018		12 months ended April 30, 2017		12 months ended April 30, 2016
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.33	1.27	1.29	1.29	1.50	1.46
€1 = $	1.18	1.14	1.09	1.09	1.11	1.14
C$ = $	0.78	0.76	0.76	0.73	0.77	0.80
ILS = $	0.28	0.27	0.26	0.28	0.26	0.27

Consolidated financial statements and notes
Summary of significant accounting policies continued

I Intangible assets

a) Goodwill
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

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is classified as held for sale, the goodwill associated with the held-for-sale operation is measured based on the relative values of the held-for-sale operation and the portion of the cash-generating unit retained.

b) Computer software
Computer software licences are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of three to five years.

c) Research and development
Research expenditure is recognized as an expense as incurred in the consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programs and significant enhancement of existing computer software programs are recognized as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalized which are the software development employee costs and third-party contractor costs. Product development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Product development costs are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years, and are included in costs of sales in the consolidated statement of comprehensive income.

d) Intangible assets – arising on business combinations
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization. Amortization is charged to the consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortized from the date they are available for use. The estimated useful lives will vary for each category of asset acquired and to date are as follows:

Purchased software	Three to five years
Technology	Three to 12 years
Trade names	Three to 20 years
Customer relationships	Two to 15 years
Lease contracts	Five and half years

Amortization of purchased software intangibles is included in administrative expenses, amortization of purchased technology intangibles is included in cost of sales and amortization of acquired purchased trade names, customer relationships and lease contracts intangibles are included in selling and distribution costs in the Consolidated statement of comprehensive income.

J Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	30 years
Leasehold improvements	Three to 10 years
Fixtures and fittings	Two to seven years
Computer equipment	One to five years

Freehold land is not depreciated. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each consolidated statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statement of comprehensive income.

Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell.

Consolidated financial statements and notes
Summary of significant accounting policies continued

K Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortization and depreciation are also reviewed for any possible impairment at each reporting date.

L Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods comprises software for resale and packaging materials. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

When work has been performed and the revenue is not yet recognized, the direct costs of third-party contractors and staff will be treated as work in progress where the probability of invoicing and evidence of collectability can be demonstrated.

M Trade receivables
Trade receivables are initially recognized at fair value and subsequently measured at amortized cost less provisions for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the consolidated statement of comprehensive income.

N Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the consolidated statement of financial position.

O Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

P Finance and operating leases
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Consolidated financial statements and notes
Summary of significant accounting policies continued

Q Taxation
Current and deferred tax are recognized in the consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

R Ordinary shares, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company’s shareholders are recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognized when they are paid.

S Derivative financial instruments and hedge accounting
Financial assets and liabilities are recognized in the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are stated at their fair value less the amount of any appropriate provision for irrecoverable amounts. Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which the contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedge accounting is permitted under certain circumstances provided the following criteria are met:

At inception of the hedge, the documentation must include the risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine the level of effectiveness.

The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognized in other comprehensive income in the hedging reserve, while any material ineffectiveness should be recognized in the statement of comprehensive income. If either prospective or retrospective testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the statement of comprehensive income.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met; the forecast transaction is no longer expected to occur; or the entity revokes the hedge designation.

T Provisions
Provisions for onerous leases, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.

Consolidated financial statements and notes
Summary of significant accounting policies continued

U Adoption of new and revised International Financial Reporting Standards
The accounting policies adopted in these consolidated financial statements are consistent with those of the annual financial statements for the years ended April 30, 2017 and April 30, 2016, with the exception of the following standards, amendments to or interpretations of published standards adopted during the period:

The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

-
IFRS 15 ‘Revenue from contracts with customers’ establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations clarifications. Please refer to below for a more detailed assessment to-date on implementing this standard.

-
IFRS 9 ‘Financial instruments’. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after January 1, 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit loss model that replaces the current incurred loss impairment model.

-
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after January 1, 2018, subject to EU endorsement. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-
IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases', and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted if the entity is adopting IFRS 15 'Revenue from contracts with customers' at the same time, subject to EU endorsement.

-
Annual improvements 2014–2016 include amendments to IFRS 1, ‘First-time adoption of IFRS’, IFRS 12, ‘Disclosure of interests in other entities’ and IAS 28, ’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value applies for periods beginning on or after January 1, 2018, subject to EU endorsement.

-
IFRIC 22, ‘Foreign currency transactions and advance consideration’ addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after January 1, 2018, subject to EU endorsement.

-
Clarifications to IFRS 15 ‘Revenue from Contracts with Customers’ are effective on periods beginning on or after January 1, 2018, subject to EU endorsement. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation).

-
IFRIC 23, ‘Uncertainty over Income Tax Treatments’ clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after January 1, 2019, subject to EU endorsement.

-
Annual Improvements 2017 includes amendments to IFRS 3, ‘Business combinations’, IFRS 11 ‘Joint arrangements’ and IAS 12 Income taxes applies for periods beginning on or after January 1, 2019, subject to EU endorsement.

-
Amendments to IAS 28 Investments in Associates and Joint Ventures – ‘Long-term Interests in Associates and Joint Ventures’, clarifies that IFRS 9 ‘Financial instruments’ applies, including its impairment requirements to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied’, subject to EU endorsement.

-
Amendments to IAS 19 ‘Employee Benefits’ clarify that on a plan amendment, curtailment or settlement of a defined benefit plan, entities must use updated actuarial assumptions to determine its current service cost and net interest for the period; and the effect of the asset ceiling is disregarded when calculating the gain or loss on any settlement of the plan and is dealt with separately in other comprehensive income, effective January 1, 2019, subject to EU endorsement.

Consolidated financial statements and notes
Summary of significant accounting policies continued

U Adoption of new and revised International Financial Reporting Standards continued

-
Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework, effective January 1, 2020, subject to EU endorsement.

For IFRIC 22 and IFRIC 23, it is too early to determine how significant the effect on reported results and financial position will be. The impact of IFRS 15, IFRS 9 and IFRS 16 are discussed below. The impact of the other standards, amendments and interpretations listed above will not have a material impact on the consolidated financial statements.

Impact of IFRS 15 ‘Revenue from contracts with customers’
On May 28, 2014, the IASB issued IFRS 15. This standard is mandatory for financial years commencing on or after January 1, 2018, which is effective for Micro Focus on November 1, 2018. Micro Focus will adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of November 1, 2018 and that comparatives will not be restated.

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalize certain incremental contract costs. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Set out below are the three primary areas of difference and a table setting out the approximate impacts of each of these differences:

Cost of Obtaining Customer Contracts
The Group has considered the impact of IFRS 15 on the recognition of software sales commission costs, which meet the definition of incremental costs of obtaining a contract under IFRS 15. The Group will apply a practical expedient to expense the sales commission’s costs as incurred where the expected amortisation period is one year or less.  An asset will be recognised for the software sales commissions, which will typically be amortised across the contract length, or customer life where the practical expedient cannot be applied. The customer life has been assessed as 6 years in the SUSE business and 5 years in the rest of the Group.

The Group will only be capitalizing commissions paid for uncompleted contracts at November 1, 2018 and amortizing those balances in FY19 compared to capitalizing all relevant commissions in future periods. By taking this practical expedient there will be a benefit to profit before tax in the year ended October 31, 2019 as the capitalization of commissions will be greater than the amortization and consequently the overall commission costs will initially be reduced under IFRS 15 compared to existing accounting policies where sales commissions are expensed as incurred.

Rebillable Expenses
The Group will report expenses that are recharged to customers, such as travel and accommodation, as Service revenue. Under existing accounting policies, these were presented as an offsetting entry within cost of sales.

Consideration Payable to a customer
Certain payments to customers are required to be presented differently where a defined benefit is received or where the payee acts as agent rather than principal. The Group has considered the impact of such payments including rebates. The Group will continue to account for consideration payable to a customer as a reduction of the transaction price and therefore revenue. However, an adjustment will be recorded as the timing of the considerations payable over the contract term will be accounted for as variable consideration at the outset of the contract. Where the payment is for a distinct good or service, then the Group will account for the purchase in the same way as it does for purchases from other suppliers in the normal course of business. Certain marketing costs, which were previously presented as an offsetting entry within revenue, will now be presented as a Selling and Distribution cost.

Presentation
Under the new IFRS 15 based policies, the Group will no longer report items as deferred revenue and accrued revenue. Instead, we will present these as either a contract liability or contract asset. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

Consolidated financial statements and notes
Summary of significant accounting policies continued

U Adoption of new and revised International Financial Reporting Standards continued

Impact of IFRS 15 ‘Revenue from contracts with customers’ continued

Summary of quantitative impacts
Under the IFRS 15 adoption method chosen by the Group, prior period comparatives are not restated to conform to the new policies. Consequently, the period-over-period change of revenue and profit in the year to October 31, 2019 will be impacted by the new policies.

We have set out below the estimated impacts on the Group of the three primary areas described above, including the adjustment to retained earnings expected to be recorded on the transition date of November 1, 2018, which will result in a corresponding $73m asset being recorded on the balance sheet:

	Increase in opening Retained Earnings on November 1, 2018	Estimated increase in Revenue in FY19	Estimated increase / (decrease) in operating expenses in FY19	Estimated increase in profit before tax in FY19
	$’m	$’m	$’m	$’m
Cost of obtaining customer contracts	66	-	(20)	20
Rebillable Expenses	-	2	2	-
Consideration payable to a customer	5	23	23	-
	71	25	5	20

IFRS 9 ‘Financial Instruments’
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 ‘Presentation of Financial Statements’.

IFRS 9 is effective for accounting periods beginning on or after January 1, 2018 and will be adopted by the Group with effect from November 1, 2018.

The Group anticipates that the classification and measurement basis for its financial assets will be largely unchanged by the adoption of IFRS 9.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

Under the new hedge accounting rules as a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9.

The main impact of adopting IFRS 9 will arise from the application of the expected credit loss model, which requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under the current standard, IAS 39. The new impairment requirements will apply to the consolidated Group’s financial assets classified at amortized cost, particularly to its trade receivables. The Group has elected to apply the practical expedient allowed under IFRS 9 to recognize the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables. Based on the assessments undertaken to date, the Group does not expect a material increase in the loss allowance for trade debtors at November 1, 2018.

The Group will apply IFRS 9 retrospectively, with any material adjustments arising from the new impairment rules recognized in opening equity. Under this approach, comparatives will not be restated.

Consolidated financial statements and notes
Summary of significant accounting policies continued

U Adoption of new and revised International Financial Reporting Standards continued

IFRS 16 ‘Leases’
In January 2016, the IASB published IFRS 16 – Leases, which will replace IAS 17 - Leases. IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees will be required to account for all leases in a similar manner to the current finance lease accounting recognizing lease assets and liabilities on the statement of financial position. Lessor accounting remains similar to current practice. The standard will affect primarily the accounting for the Group’s operating leases.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Micro Focus will not early adopt IFRS 16, and therefore the new standard will be effective from November 1, 2019.

The Group is still in the process of assessing what adjustments are necessary, including which transition option the Group will apply. It is therefore not yet possible to determine the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward. Certain non-GAAP measures disclosed by the Group are expected to be impacted by IFRS 16.

II Critical accounting estimates, assumptions and judgements

In preparing these consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates, which require the Group to make subjective and complex judgements, and matters that are inherently uncertain.

Critical accounting estimates and assumptions

A Potential impairment of goodwill and other intangible assets
Each period, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the of the value in use of its CGU’s. These value in use calculations are dependent on estimates of future cash flows, long term growth rates and appropriate discount rates to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate in particular are provided in note 10.

B Provision for bad debt
The bad debt provision has historically been estimated based on the ageing of each debtor and on any changes in the circumstances of the individual receivable. The historic level of the provision has been very low given the high number of recurring customers and credit control policies with less than $2m of debtors written off as uncollectable in the two previous periods prior to April 30, 2017. However, as discussed in the Chief Financial Officer’s report the newly implemented IT environment in this period caused a material disruption within the order to cash process for the acquired HPE Software business, particularly impacting invoices raised between November 1, 2017 and April 30, 2018, which has significantly elevated debtor ageing with DSO days increased to 94 at October 31, 2018.

The system issue and subsequent cash collection has since been a key focus for the finance team and it has been found that the primary risk of bad debt is not believed to be related to specific customer credit risks or inappropriate billing, but instead to the administrative burden of invoice remediation needed by the Group before invoices can be resent to customers and payment made by the customer. This burden is high due to the volume of invoices impacted that require administrative changes. The related bad debt provision has been increased to $41.9m as a result of these circumstances at period end against total trade receivables of $1,089.6m. The provision is equivalent to the assumption that only the largest 15% of invoices by value aged > 90 days are expected to be collected and this reflects that a high volume of invoices was impacted. Given the number of invoices impacted, it is reasonably foreseeable that the volume of invoices actually collected will be different to 15% and given that a collection rate of 15% is relatively low, it is more foreseeable that there is greater upside than downside. Were only the largest 10% of invoices by value aged > 90 days collected then the provision recognized would need to be increased by $17m. However, if the largest 20% of invoices by value aged > 90 days were collected then the provision would be reduced by $10m and collection of the largest 30% would reduce the provision by $23m.

Consolidated financial statements and notes
Summary of significant accounting policies continued

II Critical accounting estimates, assumptions and judgements continued

Critical accounting estimates and assumptions continued

C Business combinations
When making acquisitions, the Group has to make judgements and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations, otherwise valuations are done by management using consistent methodology with those used on prior period acquisitions.

Key judgements upon the acquisition of the HPE Software business were required in the assumptions used to underpin the valuation of acquired intangibles, particularly Customer Relationships ($4.48 billion) and Technology ($1.81billion).

There was also judgement used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity, which obtains control in the transaction. As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued the equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting is set out in the notes to the Consolidated Financial Statements (note 39).

D Revenue recognition
The key areas of judgement in respect of recognizing revenue are the timing of recognition and how the different elements of bundled contracts are identified, for example between licence and maintenance revenues.

E Exceptional Item classification
The Group classifies items as exceptional in line with accounting policy F. The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

F Provision for Income Taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognizes liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgments on the probability and amount of any tax charge, management takes into account:

•	Status of the unresolved matter;
•	Strength of technical argument and clarity of legislation;
•	External advice;
•	Resolution process, past experience and precedents set with the particular taxing authority;
•	Agreements previously reached in other jurisdictions on comparable issues; and
•	Statute of limitations.

The key judgments in the period were related to the internal transfer of certain Group companies and whether this would create an additional tax charge through non-compliance with specific operational and transactional restrictions arising from US tax legislation and their application to the acquisition of the HPE Software business.  Based on their assessment the directors have concluded that no tax provisions are required with regards to these matters.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

III Financial risk factors
The Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the board of directors. Group treasury identifies and evaluates financial risks alongside the Group’s operating units. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds.

Consolidated financial statements and notes
Summary of significant accounting policies continued

A Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected collectability of accounts receivable. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

II Critical accounting estimates, assumptions and judgements continued

Critical accounting estimates and assumptions continued

B Foreign currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Israeli Shekel and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency.

There were no foreign currency hedging transactions in place at October 31, 2018 and April 30, 2017. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

C Interest rate risk
The Group’s income and cash generated from operations are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from expected increases in the LIBOR interest rate.

D Liquidity risk
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

At October 31, 2018 gross borrowings of $4,996.9m (April 30, 2017: $1,595.2m; April 30, 2016: $1,787.3m) related to our senior secured debt facilities (see note 21).  $50.3m (April 30, 2017: $83.8m; April 30, 2016: $287.8m) is current of which $nil (April 30, 2017: $80.0m; April 30, 2016: $225.0m) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs.

Consolidated financial statements and notes
Notes to the consolidated financial statements

1 Segmental reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker (“CODM”) is defined as the Executive Committee, which has changed its composition during the period.

For the six months to October 31, 2017, the Executive Committee consisted of the Executive Chairman, Chief Executive Officers of Micro Focus and SUSE, Chief Financial Officer and the Chief Operating Officer.

For the six months to April 30, 2018, the Executive Committee consisted of the Executive Chairman, the Chief Executive Officer, the Chief Executive Officer of SUSE and the Chief Financial Officer.

On July 2, 2018, the Group then announced the proposed sale of SUSE (note 19), one of the Group’s two historical operating segments, approved by the shareholders on August 21, 2018. As a result, for management purposes, following the agreement to dispose of the SUSE business, which is presented as a discontinued operation, the Group is organized into a single reporting segment comprising the Micro Focus Product Portfolio. Consistent with this the Chief Executive Officer of SUSE, Nils Brauckmann, stepped down from the Board on July 11, 2018 to concentrate on the sale. As such, the CODM from July 11, 2018 consisted of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer.

The Group’s segment under IFRS 8 is:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organization. The products within the existing Micro Focus Product Portfolio are grouped together into four sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernization & Connectivity, Application Delivery Management, IT Operations Management and Security, Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting. During the current period the profit measure used by the Executive Committee is Adjusted EBITDA. Previously it was Adjusted Operating Profit.

The internal management reporting that the Executive Committee receives includes a pool of centrally managed costs, which are allocated between Micro Focus and the SUSE business based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

		18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	Note	$’000	$’000	$’000
Revenue before deferred revenue haircut		4,815,460	1,084,165	1,001,483
Deferred revenue haircut		(61,062)	(6,892)	(10,250)
Segment revenue		4,754,398	1,077,273	991,233
Directly managed costs		(2,997,545)	(564,072)	(566,457)
Allocation of centrally managed costs		52,730	26,196	28,883
Total segment costs		(2,944,815)	(537,876)	(537,574)
Adjusted Operating Profit		1,809,583	539,397	453,659
Exceptional items	4	(538,156)	(97,258)	(27,853)
Share based compensation charge	35	(64,284)	(31,463)	(26,254)
Amortization of purchased intangibles	11	(830,319)	(183,284)	(152,356)
Operating profit		376,824	227,392	247,196
Net finance costs	6	(342,712)	(95,845)	(97,348)
Profit before tax		34,112	131,547	149,848

Reconciliation to Adjusted EBITDA:
Profit before tax		34,112	131,547	149,848
Finance costs	6	350,366	96,824	98,357
Finance income	6	(7,654)	(979)	(1,009)
Depreciation of property, plant and equipment	12	88,611	9,704	9,736
Amortization of intangible assets	11	903,008	206,751	187,337
Exceptional items (reported in Operating profit)	4	538,156	97,258	27,853
Share-based compensation charge	35	64,284	31,463	26,254
Product development intangible costs capitalized	11	(44,350)	(27,664)	(30,877)
Foreign exchange credit		(37,292)	(2,901)	(2,584)
Adjusted EBITDA		1,889,241	542,003	464,915

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

No measure of total assets and total liabilities for the reportable segment has been reported as such amounts are not regularly provided to the Chief Operating Decision Maker.

Consolidated financial statements and notes
Notes to the consolidated financial statements

2 Supplementary information

Analysis of revenue by geography
The Group is domiciled in the UK. The Group’s revenue from external customers by geographical location are detailed below:

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016 [1]
	$’000	$’000	$’000
UK	299,579	52,230	55,257
USA	2,279,840	551,519	459,045
Germany	309,534	86,799	108,541
France	195,464	43,242	39,561
Japan	145,820	42,369	35,969
Other	1,524,161	301,114	292,869
Total	4,754,398	1,077,273	991,233

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Analysis of assets by geography
The total of non-current assets other than financial instruments and deferred tax assets as at October 31, 2018 located in the USA is $5,145.8m and non USA is $8,488.3m. They exclude trade and other receivables, derivative financial instruments and deferred tax. The total of non-current assets other than financial instruments and deferred tax assets as at April 30, 2017 located in the UK is $147.7m, the total in the USA is $3,778.7m and the total of such non-current assets located in other countries is $67.3m. They exclude trade and other receivables, derivative financial instruments and deferred tax

Analysis of revenue by product
Set out below is an analysis of revenue from continuing operations recognized between the principal product portfolios for the 18 months ended October 31, 2018 and 12 months ended April 30, 2017. As a result of the acquisition of HPE Software business the Group’s product portfolios have been redefined. The comparatives for the 12 months ended April 30, 2017 have not been represented into the new product portfolios.

18 months ended October 31, 2018:

	Licence $’000	Maintenance $’000	Consulting $’000	SaaS & other recurring $’000	Total $’000
Application Modernization & Connectivity	256,256	497,632	17,941	-	771,829
Application Delivery Management	185,460	646,711	41,639	114,145	987,956
IT Operations Management	363,150	869,891	192,772	15,055	1,440,868
Security	291,603	580,228	81,429	41,614	994,875
Information Management & Governance	117,227	267,133	32,521	203,053	619,933
Subtotal	1,213,696	2,861,595	366,302	373,867	4,815,460
Deferred revenue haircut	(7,592)	(42,657)	(2,046)	(8,767)	(61,062)
Total Revenue	1,206,104	2,818,938	364,256	365,100	4,754,398

12 months ended April 30, 20171:

	Licence $’000	Maintenance $’000	Consulting $’000	SaaS & other recurring $’000	Total $’000
CDMS	105,962	149,668	9,530	-	265,160
Host Connectivity	69,158	104,912	1,857	-	175,927
Identity, Access & Security	48,635	141,298	18,354	-	208,287
Development & IT Operations Management Tools	55,464	219,604	13,860	-	288,928
Collaboration & Networking	29,175	112,079	4,609	-	145,863
Subtotal	308,394	727,561	48,210	-	1,084,165
Deferred revenue haircut	-	(6,892)	-	-	(6,892)
Total Revenue	308,394	720,669	48,210	-	1,077,273

1 The comparatives for the 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

2 Supplementary information continued

Analysis of revenue by product continued

12 months ended April 30, 20161:

	Licence $’000	Maintenance $’000	Consulting $’000	SaaS $’000	Total $’000

Micro Focus Product Portfolio (continuing operations):
CDMS	104,737	145,180	8,911	-	258,828
Host Connectivity	89,862	107,171	2,920	-	199,953
Identity, Access & Security	52,360	145,648	22,083	-	220,091
Development & IT Operations Management Tools	33,918	121,310	2,219	-	157,447
Collaboration & Networking	23,943	135,392	5,829	-	165,164
Subtotal	304,820	654,701	41,962	-	1,001,483
Deferred revenue haircut	-	(10,250)	-	-	(10,250)
Total Revenue	304,820	644,451	41,962	-	991,233

1 The comparatives for the 12 months to April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

3 Profit before tax
Profit before tax is stated after charging/(crediting) the following operating costs/(gains) classified by the nature of the costs/(gains):

		18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	Note	$’000	$’000	$’000
Staff costs	35	2,095,025	480,654	429,493
Depreciation of property, plant and equipment
owned assets	12	71,184	9,704	9,736
leased assets	12	17,427	-	-
Loss on disposal of property, plant and equipment	12	4,581	520	-
Amortization of intangibles	11	903,008	206,751	187,337
Inventories
– cost of inventories recognized as a credit (included in cost of sales)	16	324	(71)	(72)
Operating lease rentals payable
– plant and machinery		8,840	2,880	1,559
– property		85,328	18,356	20,706
Provision for receivables impairment	17	40,016	2,023	2,531
Foreign exchange gains		(37,292)	(2,901)	(2,584)

1 The comparatives for the 12 months to April 30, 2016 and April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

4	Exceptional items

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
Reported within Operating profit:	$’000	$’000	$’000
Integration costs	278,995	27,696	23,634
Pre-acquisition costs	43,025	58,004	5,569
Acquisition costs	27,116	2,597	531
Property related costs	38,014	5,525	5,964
Severance and legal costs	129,743	3,436	(4,845)
Divestiture	21,263	-	-
Royalty provision release	-	-	(3,000)
	538,156	97,258	27,853
Reported within finance costs:
Finance costs incurred in escrow period (note 6)	6,326	-	-
Reported within finance income:
Finance income earned in escrow period (note 6)	(553)	-	-
	5,773	-	-

Exceptional costs before tax	543,929	97,258	27,853

Tax:
Tax effect of exceptional items	(105,911)	(11,633)	(6,835)
Tax exceptional item	(692,285)	-	-
	(798,196)	(11,633)	(6,835)

Exceptional (income)/costs after tax	(254,267)	85,625	21,018

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Integration costs
Integration costs of $279.0m for the 18 months ended October 31, 2018 (12 months to April 30,: 2017: $27.7m; 2016: $23.6m) arose mainly from the work being done in integrating Serena, GWAVA and HPE Software business into the Micro Focus Product Portfolio. Other activities include system integration costs.

Pre-acquisition costs
The pre-acquisition costs of $43.0m for the 18 months ended October 31, 2018 (12 months to April 30, 2017: $58.0m, April 30, 2016: $5.6m) relate to the evaluation of the acquisition of the HPE Software business, which was announced in October 2016 and was completed on September 1, 2017. The costs relate to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs relating to activities in readiness for the HPE Software business acquisition across all functions of the existing Micro Focus business.

Acquisition costs
The acquisition costs of $27.1m for the 18 months ended October 31, 2018 include external costs in completing the acquisition of the HPE Software business in September 2017, (including $7.7m in respect of US excise tax payable on the award of Long Term Incentives and Additional Share Grants to four senior employees) and costs relating to the acquisition of COBOL-IT SAS (12 months to April 30, 2017: $2.6m related to the acquisitions of Serena in May 2016 and GWAVA in October 2016; April 30, 2016: $0.5m related to the acquisition of Authasas BV in July 2015). The external costs mostly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

Property related costs
Property related costs of $38.0m for the 18 months ended October 31, 2018 (12 months to April 30, 2017: $5.5m; April 30, 2016: $6.0m) relate mainly to the assessment and reassessment of leases on empty or sublet properties held by the Group, in particular in North America, and the cost of site consolidations.

Severance and legal costs
Severance and legal costs of $129.7m for the 18 months ended October 31, 2018 (12 months to April 30, 2017: $3.4m cost; 2016: $4.8m release) relate mostly to termination costs for employees after acquisition relating to the integration of the HPE Software business into the Micro Focus Product Portfolio. The costs for the 12 months ended April 30, 2017 related to termination costs for senior Serena executives after acquisition.

Consolidated financial statements and notes
Notes to the consolidated financial statements

4 Exceptional items continued

Divestiture
Divestiture costs of $21.3m for the 18 months ended October 31, 2018 (12 months to April 30, 2017: $nil; April 30, 2016: $nil) relate mostly to fees paid to professional advisors relating to the SUSE divestiture, due to be completed in the first quarter of 2019 (note 19).

Royalty provision release
Royalty provision releases of $3.0m for the year ended April 30, 2016 related to provisions no longer required as a result of new contracts being concluded with a third party.

Finance income and finance costs
Finance costs of $6.3m (12 months to April 30, 2017: $nil; April 30, 2016: $nil) and finance income of $0.6m (12 months to April 30,: 2017: $nil; 2016 $nil) for the 18 months ended October 31, 2018 relate to interest (charged and gained) on additional term loan facilities drawn down in relation to the acquisition of the HPE Software business, between the date the facilities were drawn into escrow and the acquisition date.

Tax
The tax effect of exceptional items and an exceptional tax credit is a credit to the income statement of $798.2m for the 18 months ended October 31, 2018 (12 months to April 30, 2017: $11.6m; April 30, 2016: $6.8m). The exceptional tax credit of $692.3m (April 30, 2017: $nil; April 30, 2016: $nil) in the 18 months ended October 31, 2018 relates to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $238.3m payable over eight years.

5 Services provided by the Group’s auditors and network of firms
During the 18 months ended October 31, 2018, the Group obtained the following services from the Group’s auditors as detailed below which have been disclosed in line with the ICAEW Technical Release “Tech 14/13FRF” guidance on the disclosure of auditor remuneration for the audit of accounts and other (non-audit) services, in accordance with the requirements of the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) Regulations 2008 (Statutory Instrument 2008/489) as amended:

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	$’000	$’000	$’000

Audit of Company	12,223	1,032	563
Audit of subsidiaries	1,887	2,494	2,895
Total audit	14,110	3,526	3,458

Audit related assurance services	914	2,634	782
Other assurance services	664	-	-
Total assurance services	1,578	2,634	782

Tax compliance services	214	49	60
Tax advisory services	196	53	70
Services relating to taxation	410	102	130

Other non-audit services	35	7,470	1,842

Total	16,133	13,732	6,212

The 18 months ended October 31, 2018 fees represent fees paid to KPMG LLP, as the current auditor. Fees for the years ended April 30, 2017 and April 30, 2016 represent amounts paid to the previous auditor, PricewaterhouseCoopers LLP.

Audit related assurance services in the 18 months ended October 31, 2018 relate primarily to the additional audit procedures  performed on the Micro Focus International plc financial statements that are included in US filings and two interim reviews, for both six-month periods ending October 31, 2017 and April 30, 2018.

Other assurance services in the 18 months ended October 31, 2018 relate primarily to the auditor’s assurance work in relation to the SUSE divestiture and licence verification compliance work.

The remaining non-audit services in the period included a limited amount of tax compliance and tax advice.

Consolidated financial statements and notes
Notes to the consolidated financial statements

6 Finance income and finance costs

	Note	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
		$’000	$’000	$’000
Finance costs
Interest on bank borrowings		276,530	81,157	82,369
Commitment fees		3,294	796	1,108
Amortization of facility costs and original issue discounts		60,377	14,219	13,762
Finance costs on bank borrowings		340,201	96,172	97,239

Net interest expense on retirement obligations	27	2,823	565	467
Finance lease expense		2,690	-	-
Interest rate swaps: cash flow hedges, transfer from equity		3,399	-	-
Interest on tax provisions		-	-	525
Other		1,254	87	126
Total		350,366	96,824	98,357

		18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
		$’000	$’000	$’000
Finance income
Bank interest		3,593	438	377
Interest on non-plan pension assets	27	633	404	333
Other		3,428	137	299
Total		7,654	979	1,009

Net finance cost		342,712	95,845	97,348

Included within exceptional items	4
Finance costs incurred in escrow period		6,326	-	-
Finance income earned in escrow period		(553)	-	-
		5,773	-	-

7 Taxation

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	$’000	$’000	$’000
Current tax
Current period	245,875	33,928	23,359
Adjustments to tax in respect of previous periods	(14,725)	1,698	(20,570)
	231,150	35,626	2,789
Deferred tax
Origination and reversal of timing differences	26,421	(22,426)	(4,145)
Adjustments to tax in respect of previous periods	1,213	(4,445)	16,010
Impact of change in tax rates	(931,865)	(1,291)	(785)
	(904,231)	(28,162)	11,080

Total tax (credit)/charge	(673,081)	7,464	13,869

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

For the 18 months ended October 31, 2018, a deferred tax debit of $23.7m (12 months ended April 30, 2017: $23.0m credit; April 30, 2016: $8.5m credit) and current tax credit of $4.1m (12 months ended April 30, 2017: $4.1m credit; April 30, 2016: $1.5m credit) has been recognized in equity in relation to share options. In addition, a deferred tax credit of $4.3m (12 months ended April 30, 2017: $0.3m debit; April 30, 2016: $1.7m debit) has been recognized in the consolidated statement of changes in equity in relation to the defined benefit pension schemes.

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

The tax charge for the 18 months ended October 31, 2018 is lower than the standard rate of corporation tax in the UK of 19.00% (April 30, 2017: 19.92%; April 30, 2016 20.00%). The differences are explained below:

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	$’000	$’000	$’000
Profit before taxation	34,112	131,547	149,848

Tax at UK corporation tax rate 19.00% (April 30, 2017: 19.92%; April 30, 2016: 20.00%)	6,481	26,005	29,970
Effects of:
Tax rates other than the UK standard rate	17,778	571	5,556
Intra-group financing	(20,654)	(15,636)	(14,445)
Innovation tax credit benefits	(21,374)	(9,834)	(9,393)
US foreign inclusion income	39,053	394	-
US transition tax	238,270	-	-
Share options	10,236	-	-
Movement in deferred tax not recognized	7,306	200	(759)
Effect of change in tax rates	(931,865)	(1,291)	(237)
Expenses not deductible and other permanent differences	(4,800)	9,802	7,737
	(659,569)	10,211	18,429

Adjustments to tax in respect of previous periods:
Current tax	(14,725)	1,698	(20,570)
Deferred tax	1,213	(4,445)	16,010
	(13,512)	(2,747)	(4,560)

Total taxation	(673,081)	7,464	13,869

1 The comparatives for the 12 months to April 30, 2016 and April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Tax rates other than the UK standard rate includes provisions for uncertain tax positions relating to the risk of challenge from tax authorities to the geographic allocation of profits across the Group. The increase in the period reflects the increased size of the group following the acquisition of the HPE Software business and the impact of the OECD’s continuing Base Erosion and Profit Shifting project.

The Group continues to benefit from the UK’s Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the 18 months ended October 31, 2018 being $21.4m (12 months ended April 30, 2017: $9.8m; 2016: $7.6m). The Group realized benefits in relation to intra-group financing of $20.7m for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: $15.6.m; April 30, 2016: $14.4m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business, TAG and Serena.

US foreign inclusion income includes non-US amounts deemed repatriated to, and therefore taxable in, the US in the current period.

US tax reforms result in a net one-off credit to the income statement in the period of $692.3m being a credit of $930.6m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $238.3m payable over eight years.

The Group recognized a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge as a result of the terms of the options.

The movement in deferred tax assets and liabilities during the period is analyzed in note 30.

The Group realized a net credit in relation to the true-up of prior period current and deferred tax estimates of $13.5m for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: $2.7m; April 30, 2016: $4.6m). Within the current tax true up is a credit of $13.2m in respect of items within the income tax reserve, which are no longer considered probable to arise.

The Group’s tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically US tax reform, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit. The European Commission has issued preliminary findings and opened a state id investigation into the UK’s ‘Financing Company Partial Exemption’ legislation. Similar to other UK based international companies Micro Focus may be affected by the final outcome of this investigation and is monitoring developments. If the preliminary findings of the European Commission’s investigation into the UK legislation are upheld, Micro Focus has calculated that the maximum potential tax liability would be $57.8m. Based on its current assessment Micro Focus believes that no provision is required in respect of this issue.

Consolidated financial statements and notes
Notes to the consolidated financial statements

8 Dividends

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
Equity - ordinary	$’000	$’000	$’000
Final paid 58.33 cents (April 30, 2017: 49.74 cents; April 30, 2016 49.74 cents) per ordinary share	133,889	111,023	70,015
First Interim paid 34.60 cents (April 30, 2017: 29.73 cents; April 30, 2016: 16.94 cents) per ordinary share	156,243	66,512	35,144
Second Interim paid 58.33 cents (April 30, 2017: nil cents; April 30, 2016: nil cents) per ordinary share	252,029	-	-
	542,161	177,535	105,159

The directors announced a final dividend of 58.33 cents per share payable on April 5, 2019 to shareholders who are registered at March 1, 2019. This final dividend, amounting to $249.0m has not been recognized as a liability as at October 31, 2018.
.
9 Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each year.

Reconciliation of the earnings and weighted average number of shares:

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
Earnings ($’000)
Profit for the period from continuing operations	707,108	124,186	135,901
Profit for the period from discontinued operations	76,940	33,720	26,993
	784,048	157,906	162,894

Number of shares (‘000)
Weighted average number of shares	388,717	229,238	218,635
Dilutive effects of shares	10,963	8,165	8,847
	399,680	237,403	227,482

Earnings per share
Basic earnings per share (cents)
Continuing operations	181.91	54.17	62.40
Discontinued operation	19.79	14.71	12.10
	201.70	68.88	74.50

Diluted earnings per share (cents)
Continuing operations	176.92	52.31	59.97
Discontinued operation	19.25	14.20	11.64
	196.17	66.51	71.61

Basic earnings per share (pence)
Continuing operations	136.73	41.88	41.54
Discontinued operation	14.88	11.37	8.05
	151.61	53.25	49.59

Diluted earnings per share (pence)
Continuing operations	132.98	40.44	39.92
Discontinued operations	14.47	10.98	7.74
	147.45	51.42	47.66

Earnings attributable to ordinary shareholders
From continuing operations	707,193	124,083	135,979
Excluding non-controlling interests	(85)	103	(78)
Profit for the period from continuing operations	707,108	124,186	135,901
From discontinued operation	76,940	33,720	26,993
	784,048	157,906	162,894

Average exchange rate	$1.33 / £ 1	$1.29 / £1	$1.50 / £1

1 The comparatives for the 12 months to April 30, 2016 and April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

9 Earnings per share continued

The weighted average number of shares excludes treasury shares that do not have dividend rights. (note 31). The basic weighted average number of shares has increased from 229 million to 388 million, primarily due to the effect of the issue of shares to acquire the HPE Software business during the period (note 31).

10 Goodwill

		October 31, 2018	April 30, 2017
	Note	$’000	$’000
Cost and net book amount
At 1 May		2,828,604	2,436,168
Acquisitions	39	4,863,962	392,436
Reclassification to assets held for sale	19	(887,523)	-
		6,805,043	2,828,604
A segment-level summary of the goodwill allocation is presented below:
Micro Focus		6,805,043	1,969,038
SUSE		-	859,566
		6,805,043	2,828,604

Goodwill acquired through business combinations has been allocated to a cash generating unit (“CGU”) for the purpose of impairment testing.

The goodwill arising on the acquisition of the HPE Software business of $4,858.4m (note 39) and COBOL-IT, SAS (“COBOL-IT”) $5.6m (note 39) have been allocated to the Micro Focus CGU as this is consistent with the segment reporting that used in internal management reporting.

Of the additions to goodwill, there is no amount expected to be deductible for tax purposes.

Impairment Test
Impairment of goodwill is tested annually, or more frequently where there is indication of impairment.  An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results.

The annual impairment test has historically been carried out at April 30. Going forward, starting with this period end, the annual test has been moved to October 31, to align with the new period-end.

During the period as a result of the proposed divestiture of SUSE, $859,566k of Goodwill historically allocated to the SUSE CGU has been reclassified within assets held for sale (note 19). The SUSE goodwill was subject to impairment test both at the point it was initially recorded as an asset held for sale and again at period end. At both dates on a fair value less costs to sell basis, based on the agreed cash consideration of $2.535 billion, no impairment was identified. As a result of the proposed Atalla disposal (which completed post period end, note 19), $27.9m of goodwill was also reclassified within assets held for sale from the Micro Focus CGU. No impairment was identified.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use (“VIU”). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilizes discounted board approved forecasts for 2019 and 2020 with the following three years also reflecting management’s expectation of the medium and long-term growth prospects which have been applied based upon the expected operating performance of the CGU and growth prospects in the CGU’s market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates.

Key assumptions
Key assumptions in the VIU are considered to be the discount rate and long-term growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The long-term growth rate and discount rate used in the VIU calculation are:

	2018	2017
Long-term growth rate	1.0%	1.0%
Pre-tax discount rate (based upon the Groups weighted average cost of capital “WACC”)	9.7%	11.4%

The directors have considered reasonably possible changes in the key assumptions that could have an adverse impact, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group’s cost base is flexible and could quickly respond to market changes.

Consolidated financial statements and notes
Notes to the consolidated financial statements

10 Goodwill continued

The directors have assessed that a reasonably possible absolute change in the discount rate is 2.0% (April 30, 2017: 2.0%) and such an increase  would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount. An increase in the discount rate of 1.3% to 11.0% would reduce the amount by which the recoverable amount exceeds its carrying value from $2.2 billion to $nil. The directors have also assessed that there is not a reasonably possible change in the long-term growth rate that would result in an impairment.

No impairment charge resulted from the goodwill tests for impairment in the 18 months ended October 31, 2018 (April 30, 2017: no impairment).

11 Other intangible assets

			Purchased intangibles
	Purchased software	Product Development costs	Technology	Trade names	Customer relationships	Lease Contracts	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2017	24,635	213,822	398,917	239,621	972,378	-	1,849,373

Continuing operations:
Acquisitions - HPE Software business (note 39)	72,825	-	1,809,000	163,000	4,480,000	15,000	6,539,825
Acquisitions – COBOL-IT (note 39)	-	-	1,537	154	12,317	-	14,008
Acquisitions – Covertix (note39)	2,490	-	-	-	-	-	2,490
Additions	46,812	44,350	-	-	-	-	91,162
Additions – external consultants	-	953	-	-	-	-	953
Exchange adjustments	(439)	-	-	-	-	-	(439)

Discontinued operation:
Reclassification to current assets classified as held for sale (note 19)	(5,121)	-	(50,987)	(135,116)	(87,521)	-	(278,745)
At October 31, 2018	141,202	259,125	2,158,467	267,659	5,377,174	15,000	8,218,627

Accumulated amortization
At May 1, 2017	20,970	164,695	222,986	38,849	312,503	-	760,003

Continuing operations:
Amortization charge for the period	30,682	42,007	280,478	26,724	519,935	3,182	903,008
Exchange adjustments	(848)	20	-	-	-	-	(828)

Discontinued operation:
Amortization charge for the period	765	-	13,425	9,118	16,894	-	40,202
Reclassification to current assets classified as held for sale (note 19)	(1,422)	-	(38,037)	(25,810)	(47,814)	-	(113,083)
At October 31, 2018	50,147	206,722	478,852	48,881	801,518	3,182	1,589,302

Net book amount at October 31, 2018	91,055	52,403	1,679,615	218,778	4,575,656	11,818	6,629,325
Net book amount at April 30, 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370

Consolidated financial statements and notes
Notes to the consolidated financial statements

11 Other intangible assets continued

			Purchased intangibles
	Purchased software	Product Development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	$’000	$’000	$’000	$’000	$’000		$	$’000
Cost
At May 1, 2016	22,028	185,546	303,672	217,510	761,634	-		1,490,390
Acquisitions (note 39)	-	-	95,245	22,111	210,744	-		328,100
Additions	3,162	27,664	-	-	-	-		30,826
Additions – external consultants	-	612	-	-	-	-		612
Exchange adjustments	(555)	-	-	-	-	-		(555)
At April 30, 2017	24,635	213,822	398,917	239,621	972,378	-		1,849,373

Accumulated amortization
At May 1, 2016	20,061	142,297	153,888	22,854	184,735	-		523,835
Charge for the period	1,175	22,398	69,098	15,995	127,768	-		236,434
Exchange adjustments	(266)	-	-	-	-	-		(266)
At April 30, 2017	20,970	164,695	222,986	38,849	312,503	-		760,003

Net book amount at April 30, 2017	3,665	49,127	175,931	200,772	659,875	-		1,089,370
Net book amount at April 30, 2016	1,967	43,249	149,784	194,656	576,899	-		966,555

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group's business combinations. Intangible assets are amortized on a straight-line basis over their expected useful economic life - see Group accounting policy I.

Expenditure totaling $91.2m (12 months to April 30, 2017: $31.4m) was made in the 18 months ended October 31, 2018, including $45.3m in respect of development costs and $46.8m of purchased software. The acquisitions of the HPE Software business, COBOL-IT and Covertix in the 18 months ended October 31, 2018 gave rise to an addition of $6,556.3m to purchased intangibles (note 39). The acquisitions of Serena, GWAVA and OpenATTIC in the year ended April 30, 2017 gave rise to an addition of $328.1m to purchased intangibles (note 39).

Of the $45.3m of additions to product development costs, $44.4m (April 30, 2017: $27.7m) relates to internal product development costs and $0.9m (April 30, 2017: $0.6m) to external consultants' product development costs.

At October 31, 2018, the unamortized lives of technology assets were in the range of two to 10 years, customer relationships in the range of one to 10 years and trade names in the range of 10 to 20 years.

Included in the consolidated statement of comprehensive income for the 18 months ended October 31, 2018 and the 12 months ended April 30, 2017 was:

	18 months ended October 31, 2018 $’000	12 months ended April 30, 2017[1] $’000
Cost of sales:
- amortization of product development costs	42,007	22,398
- amortization of acquired purchased technology	280,478	59,029
Selling and distribution:
- amortization of acquired purchased trade names and customer relationships	549,841	124,254
Administrative expenses:
- amortization of purchased software	30,682	1,070
Total amortization charge for the period	903,008	206,751

Research and development:
- capitalization of product development costs	44,350	27,664

1 The comparatives for the 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

12 Property, plant and equipment

	Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2017	14,363	27,269	32,615	6,037	80,284

Continuing operations:
Acquisition –HPE Software business (note 39)	-	56,568	79,473	24,077	160,118
Acquisition – COBOL-IT (note 39)	-	-	52	-	52
Additions	-	10,444	33,286	6,408	50,138
Disposals	-	(7,417)	(27,105)	(4,645)	(39,167)
Exchange adjustments	(15)	(3,609)	(8,205)	(2,467)	(14,296)

Discontinued operation:
Additions	-	20	2,018	29	2,067
Disposals	-	-	(85)	(15)	(100)
Exchange adjustments	-	123	264	6	393
Reclassification to current assets classified as held for sale (note 19)	-	(4,198)	(9,050)	(344)	(13,592)
At October 31, 2018	14,348	79,200	103,263	29,086	225,897

Accumulated depreciation
At May 1, 2017	1,851	12,751	22,063	2,663	39,328

Continuing operations:
Charge for the period	479	26,271	50,725	11,136	88,611
Disposals	-	(4,005)	(26,858)	(3,745)	(34,608)
Exchange adjustments	(51)	(1,354)	(6,406)	(2,696)	(10,507)

Discontinued operation:
Charge for the period	-	2,695	2,612	1,261	6,568
Disposals	-	-	(66)	(11)	(77)
Exchange adjustments	-	29	107	2	138
Reclassification to current assets classified as held for sale (note 19)	-	(2,078)	(5,595)	(133)	(7,806)
At October 31, 2018	2,279	34,309	36,582	8,477	81,647
Net book amount at October 31, 2018	12,069	44,891	66,681	20,609	144,250
Net book amount at May 1, 2017	12,512	14,518	10,552	3,374	40,956

	Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At May 1, 2016	15,183	23,418	25,455	5,604	69,660
Reclassified from assets held for sale	888	-	-	-	888
Acquisition – Serena (note 39)	-	1,068	648	211	1,927
Acquisition – GWAVA (note 39)	-	-	111	84	195
Additions	75	3,536	7,739	377	11,727
Disposals	-	(450)	(589)	(218)	(1,257)
Exchange adjustments	(1,783)	(303)	(749)	(21)	(2,856)
At April 30, 2017	14,363	27,269	32,615	6,037	80,284

Accumulated depreciation
At May 1, 2016	1,571	8,814	16,741	1,667	28,793
Charge for the period	454	4,170	6,132	1,038	11,794
Disposals	-	(79)	(560)	(98)	(737)
Exchange adjustments	(174)	(154)	(250)	56	(522)
At April 30, 2017	1,851	12,751	22,063	2,663	39,328
Net book amount at April 30, 2017	12,512	14,518	10,552	3,374	40,956
Net book amount at May 1, 2016	13,612	14,604	8,714	3,937	40,867
Depreciation for the 18 months ended October 31, 2018 of $95.2m (12 months ended April 30, 2017: $11.8m; 12 months ended April 30, 2016: $9.7m) is included within administrative expenses and cost of sales in the consolidated statement of comprehensive income. The carrying value of computer equipment held under finance leases and hire purchase contracts as at October 31, 2018 was $25.9m (April 30, 2017 $nil).

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities

Subsidiaries
Details of subsidiaries as at October 31, 2018 are provided below:

	Company name	Country of incorporation	Principal activities	Key to Registered Office address
	Holding companies:
1	Micro Focus Midco Limited	UK	Holding company	1
2	Micro Focus Group Limited	UK	Holding company	1
3	Micro Focus CHC Limited	UK	Holding company	1
4	Micro Focus MHC Limited	UK	Holding company	1
5	Micro Focus Holdings Unlimited (formerly Micro Focus Holdings Limited)	UK	Holding company	1
6	Micro Focus (IP) Limited	UK	Holding company	1
7	Micro Focus (US) Holdings	UK	Holding company	1
8	Micro Focus IP Limited	Cayman Islands	Holding company	35
9	Novell Holdings Deutschland GmbH	Germany	Holding company	50
10	Micro Focus Finance Ireland Limited	Ireland	Holding company	67
11	Micro Focus Group Holdings Unlimited	Ireland	Holding company	66
12	Micro Focus International Holdings Limited	Ireland	Holding company	66
13	NetIQ Ireland Limited	Ireland	Holding company	66
14	Novell Cayman Software Unlimited Company	Ireland	Holding company	66
15	Novell Cayman Software International Unlimited Company	Ireland	Holding company	66
16	Novell Ireland Real Estate Unlimited Company	Ireland	Holding company	66
17	SUSE Linux Holdings Limited	Ireland	Holding company	66
18	Novell Software International Limited	Ireland	Holding company	66
19	Micro Focus Finance S.a.r.l	Luxembourg	Holding company	80
20	Minerva Finance S.à.r.l.	Luxembourg	Holding company	80
21	Borland Corporation	USA	Holding company	4
22	Micro Focus (US) Group, Inc	USA	Holding company	4
23	MA FinanceCo., LLC	USA	Holding company	4
24	The Attachmate Group, Inc.	USA	Holding company	4
25	Novell Holdings, Inc.	USA	Holding company	4
26	Novell International Holdings, Inc.	USA	Holding company	4
27	Micro Focus (US) International Holdings Inc.	USA	Holding company	4
28	Spartacus Acquisition Holdings Corp.	USA	Holding company	6
29	Spartacus Acquisition Corp.	USA	Holding company	6
30	Serena Software, Inc.	USA	Holding company	6
31	Serena Holdings Limited	UK	Holding company	1
32	Merant Holdings Limited	UK	Holding company	1
33	GWAVA ULC (formerly GWAVA Inc.)	Canada	Holding company	28
34	Seattle Holdings, Inc.	USA	Holding company	6

	Trading companies:
35	Attachmate Group Australia Pty Limited	Australia	Sale and support of software	11
36	Borland Australia Pty Limited	Australia	Sale and support of software	11
37	Micro Focus Pty Limited	Australia	Sale and support of software	11
38	Attachmate Group Austria GmbH	Austria	Sale and support of software	14
39	Borland Entwicklung GmbH	Austria	Development of software	15
40	Attachmate Group Belgium BVBA	Belgium	Sale and support of software	16
41	Micro Focus SPRL (formerly Micro Focus NV)	Belgium	Sale and support of software	16
42	Borland Latin America Ltda	Brazil	Sale and support of software	19
43	Micro Focus Programmeação de Computadores Ltda	Brazil	Sale and support of software	19
44	Novell do Brasil Software Ltda	Brazil	Sale and support of software	19
45	Micro Focus APM Solutions Limited (EOOD)	Bulgaria	Development of software	25
46	Micro Focus (Canada) ULC (formerly Micro Focus (Canada) Limited)	Canada	Development, sale and support of software	27
47	Micro Focus Software (Canada), ULC	Canada	Sale and support of software	29
48	Novell Software (Beijing) Limited	China	Development, sale and support of software	37

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

	Company name	Country of incorporation	Principal activities	Key to Registered Office address
	Trading companies continued:
49	SUSE Linux s.r.o.	Czech Republic	Development, sale and support of software	42
50	Attachmate Group Denmark ApS (formerly Attachmate Group Demark A/s)	Denmark	Sale and support of software	44

51	Micro Focus Middle East FZ-LLC	United Arab Emirates	Sale and support of software	124
52	Attachmate Group France SARL	France	Sale and support of software	48
53	Borland (France) Sarl	France	Sale and support of software	48
54	Micro Focus SAS	France	Sale and support of software	48
55	Attachmate Group Germany GmbH	Germany	Sale and support of software	51
56	Micro Focus GmbH	Germany	Sale and support of software	51
57	SUSE Linux GmbH	Germany	Development, sale and support of software	52
58	Attachmate Group Hong Kong Limited	Hong Kong	Sale and support of software	56
59	Micro Focus India Private Limited	India	Support of software	60
60	Micro Focus Software India Private Limited	India	Development, sale and support of software	60
61	Relativity Technologies Private Limited	India	Sale and support of software	60
62	Attachmate Ireland Limited	Ireland	Sale and support of software	65
63	Micro Focus Ireland Limited	Ireland	Development, sale and support of software	66
64	Micro Focus Software (Ireland) Limited	Ireland	Development, sale and support of software	67
65	NetIQ Europe Limited	Ireland	Sale and support of software	65
66	Micro Focus Israel Limited	Israel	Development and support of software	69
67	Attachmate Group Italy Srl	Italy	Sale and support of software	73
68	Micro Focus Srl	Italy	Sale and support of software	73
69	Borland Co, Limited	Japan	Sale and support of software	78
70	Micro Focus KK	Japan	Sale and support of software	78
71	Novell Japan Limited	Japan	Sale and support of software	78
72	NetIQ KK	Japan	Sale and support of software	78
73	Novell Corporation (Malaysia) Sdn. Bhd.	Malaysia	Sale and support of software	83
74	Attachmate Group Netherlands B.V.	Netherlands	Sale and support of software	86
75	Authasas B.V.	Netherlands	Sale and support of software	86
76	Borland B.V.	Netherlands	Sale and support of software	86
77	Micro Focus B.V. (formerly Micro Focus NV)	Netherlands	Sale and support of software	86
78	Micro Focus Software (New Zealand) Unlimited (formerly Novell New Zealand Limited)	New Zealand	Sale and support of software	90
79	Micro Focus AS	Norway	Sale and support of software	91
80	Novell Portugal Informatica Lda	Portugal	Sale and support of software	94
81	Attachmate Group Singapore Pte. Limited	Singapore	Sale and support of software	100
82	Borland (Singapore) Pte. Limited	Singapore	Sale and support of software	100
83	Micro Focus Pte Limited	Singapore	Sale and support of software	100
84	Attachmate Group South Africa (Pty) Limited	South Africa	Sale and support of software	103
85	Micro Focus South Africa (Pty) Limited	South Africa	Sale and support of software	104
86	Micro Focus Korea Limited	South Korea	Sale and support of software	106
87	Novell Korea Co., Limited	South Korea	Sale and support of software	107
88	Attachmate Group Spain S.L.	Spain	Sale and support of software	108
89	Micro Focus S.L.U.	Spain	Sale and support of software	109
90	Attachmate Group Sweden AB	Sweden	Sale and support of software	112
91	Attachmate Group Schweiz AG	Switzerland	Sale and support of software	114
92	Micro Focus GmbH (formerly Micro Focus AG)	Switzerland	Sale and support of software	115
93	Novell (Taiwan) Co., Limited	Taiwan	Sale and support of software	119
94	Attachmate Teknoloji Satış ve Pazarlama Ltd. Şti.	Turkey	Sale and support of software	121
95	Attachmate Sales UK Limited	UK	Sale and support of software	1

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

	Company name	Country of incorporation	Principal activities	Key to Registered Office address
	Trading companies continued:
96	Micro Focus IP Development Limited	UK	Development and support of software	1
97	Micro Focus Limited	UK	Sale and support of software	1
98	Novell U.K. Limited	UK	Sale and support of software	1
99	Novell UK Software Limited	UK	Sale and support of software	1
100	Micro Focus Software, Inc.	USA	Development and support of software	4

101	Attachmate Corporation	USA	Development and support of software	5
102	Micro Focus (US), Inc.	USA	Development and support of software	4
103	NetIQ Corporation	USA	Development and support of software	4
104	SUSE LLC	USA	Development and support of software	7
105	Borland Software Corporation	USA	Development and support of software	4
106	Serena Software Pty Limited	Australia	Sale and support of software	11
107	Serena Software Benelux BVBA	Belgium	Sale and support of software	16
108	Serena Software Do Brasil Ltda	Brazil	Sale and support of software	21
109	Serena Software SAS	France	Sale and support of software	48
110	Serena Software GmbH	Germany	Sale and support of software	54
111	Serena Software Japan KK	Japan	Sale and support of software	78
112	Serena Software Pte. Limited	Singapore	Sale and support of software	100
113	Serena Software SA	Spain	Sale and support of software	110
114	Serena Software Europe Limited	UK	Sale and support of software	1
115	Serena Software Ukraine LLC	Ukraine	Sale and support of software	123
116	GWAVA Technologies Inc.	USA	Sale and support of software	6
117	GWAVA EMEA GmbH	Germany	Sale and support of software	53

	Dormant companies:
118	Cambridge Technology Partners do Brasil s.c. Ltda	Brazil	Dormant	20
119	NetManage Canada ULC (formerly NetManage Canada Inc.)	Canada	Dormant	27
120	Borland Canada Software ULC (formerly Borland Canada, Inc.	Canada	Dormant	28
121	Micro Focus International Limited	Cayman Islands	Dormant	35
122	NetIQ Software International Limited	Cyprus	Dormant	41
123	NOVL Czech s.r.o.	Czech Republic	Dormant	42
124	Attachmate Middle East LLC	Egypt	Dormant	46
125	Borland GmbH	Germany	Dormant	51
126	Attachmate (Hong Kong) Limited	Hong Kong	Dormant	56
127	Borland (H.K.) Limited	Hong Kong	Dormant	57
128	NetIQ Asia Ltd.	Hong Kong	Dormant	57
129	Attachmate India Private Limited	India	Dormant	59
130	Borland Software India Private Limited	India	Dormant	60
131	Cambridge Technology Partners India Private Limited	India	Dormant	60
132	Novell India Pvt. Limited	India	Dormant	61
133	SUSE Linux Ireland Limited	Ireland	Dormant	66
134	N.Y. NetManage (Yerushalayim) Limited	Israel	Dormant	70
135	Novell Israel Software Limited	Israel	Dormant	71
136	Authasas Advanced Authentication B.V.	Netherlands	Dormant	86
137	Borland (Holding) UK Limited	UK*	Dormant	1
138	Borland (UK) Limited	UK*	Dormant	1
139	Micro Focus APM Solutions Limited	UK*	Dormant	1
140	Micro Focus UK Limited	UK*	Dormant	1
141	NetIQ Limited	UK*	Dormant	1
142	Ryan McFarland Limited	UK*	Dormant	1

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

Company name	Country of incorporation	Principal activities	Key to Registered Office address
Dormant companies continued:

143	XDB (UK) Limited	UK*	Dormant	1
144	Borland Technology Corporation	USA	Dormant	4
145	CJDNLD, LLC	USA	Dormant	4
146	Micro Focus (IP) Holdings Limited	UK	Dormant	1
147	Micro Focus (IP) Ireland Limited	Ireland	Dormant	66

	Acquisitions in the period ended October 31, 2018:
	HPE Software business:
148	Autonomy Australia Pty Limited	Australia	Sale and support of software	12
149	Autonomy Systems Australia Pty Limited	Australia	Sale and support of software	12
150	Entco Australia Pty Limited	Australia	Sale and support of software	12
151	Entcorp Australia Pty Limited	Australia	Sale and support of software	12
152	Autonomy Belgium BVBA	Belgium	Sale and support of software	17
153	Entco Belgium BVBA	Belgium	Sale and support of software	17
154	Entco Holdings L.P.	Bermuda	Holding company	18
155	Entco Brasil Servicos de Tecnologia Ltda	Brazil	Sale and support of software	22
156	Peregrine Systems do Brazil Limitada	Brazil	Sale and support of software	23
157	Verity Worldwide Limited	British Virgin Islands	Sale and support of software	24
158	Entco Bulgaria EOOD	Bulgaria	Sale and support of software	26
159	Autonomy Systems (Canada) Limited	Canada	Sale and support of software	32
160	Entco Software Canada Co. Logiciels Entco Canada Cie	Canada	Sale and support of software	33
161	Entcorp Canada, Inc.	Canada	Sale and support of software	34
162	Entco Bellatrix HoldCo	Cayman Islands	Sale and support of software	36
163	Entco Capital Co	Cayman Islands	Sale and support of software	36
164	Entco Investment Co	Cayman Islands	Sale and support of software	36
165	Entco Marigalante Limited	Cayman Islands	Sale and support of software	36
166	Autonomy Systems (Beijing) Limited Company	China	Sale and support of software	38
167	Shanghai Entco Software Technology Co., Limited	China	Sale and support of software	39
168	Entco CentroAmerica CAC Limitada	Costa Rica	Sale and support of software	40
169	Entco Costa Rica Limitada	Costa Rica	Sale and support of software	40
170	Entcorp Czechia, s.r.o.	Czech Republic	Sale and support of software	43
171	Entco Denmark ApS	Denmark	Sale and support of software	45
172	Entco France SAS	France	Sale and support of software	49
173	Entco Deutschland GmbH	Germany	Sale and support of software	55
174	EntCorp Hong Kong Limited	Hong Kong	Sale and support of software	58
175	Autonomy Software Asia Private Limited	India	Sale and support of software	64
176	Entco IT Services Private Limited	India	Sale and support of software	62
177	Entco Software India Private Limited	India	Sale and support of software	63
178	Entsoft Galway Limited	Ireland	Sale and support of software	68
179	Entsoft Holding Ireland Unlimited Company	Ireland	Holding company	68
180	Entsoft Ireland Limited	Ireland	Sale and support of software	68
181	Entco Interactive (Israel) Limited	Israel	Sale and support of software	72
182	Entcorp Software Israel Limited	Israel	Sale and support of software	72
183	Autonomy Italy Srl	Italy	Sale and support of software	74
184	Entco Italiana Srl	Italy	Sale and support of software	75
185	Enterprise Corp Italiana Srl	Italy	Sale and support of software	76
186	Verity Italia Srl	Italy	Sale and support of software	77
187	Entcorp Japan K.K.	Japan	Sale and support of software	79
188	Micro Focus Enterprise Limited	Japan	Sale and support of software	78
189	Entco Luxembourg Sarl	Luxembourg	Sale and support of software	81
190	Verity Luxembourg S.à r.l.	Luxembourg	Sale and support of software	82
191	Entco Software Malaysia Sdn. Bhd.	Malaysia	Sale and support of software	84
192	Entco Mexico, S. de R.L. de C.V.	Mexico	Sale and support of software	85
193	Entco Software México, S. de R.L. de C.V.	Mexico	Sale and support of software	85

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

	Company name	Country of incorporation	Principal activities	Key to Registered Office address
	Acquisitions in the period ended October 31, 2018 continued:
	HPE Software business continued:
194	Entcorp Software México, S. de R.L. de C.V.	Mexico	Sale and support of software	85
195	Autonomy HoldCo B.V.	Netherlands	Sale and support of software	87
196	Autonomy Netherlands BV	Netherlands	Sale and support of software	88
197	Entco Caribe B.V.	Netherlands	Sale and support of software	87
198	Entco Draco B.V.	Netherlands	Sale and support of software	87
199	Entco Eastern Holding B.V.	Netherlands	Holding company	87
200	Entco Eastern Holding II B.V.	Netherlands	Holding company	87
201	Entco Enterprise B.V.	Netherlands	Sale and support of software	87
202	Entco Gatriam Holding B.V.	Netherlands	Holding company	87
203	Entco HoldCo B.V.	Netherlands	Holding company	87
204	Entco HoldCo I B.V.	Netherlands	Holding company	87
205	Entco HoldCo II B.V.	Netherlands	Holding company	87
206	Entco HoldCo III B.V.	Netherlands	Holding company	87
207	Entco HoldCo IV B.V.	Netherlands	Holding company	87
208	Entco Holding Berlin B.V.	Netherlands	Holding company	87
209	Entco Holding Finance B.V.	Netherlands	Holding company	87
210	Entco Holding Hague B.V.	Netherlands	Holding company	87
211	Entco Holding Hague II B.V.	Netherlands	Holding company	87
212	Entco International Trade B.V.	Netherlands	Sale and support of software	87
213	Entco Nederland B.V.	Netherlands	Sale and support of software	87
214	Entco Puerto Rico B.V.	Netherlands	Sale and support of software	87
215	Entco Sinope Holding B.V.	Netherlands	Holding company	87
216	Entcorp Nederlands B.V.	Netherlands	Sale and support of software	88
217	Verity Benelux B.V.	Netherlands	Sale and support of software	88
218	Entcorp Philippines, Inc.	Philippines	Sale and support of software	92
219	Entco Polska sp. z o.o.	Poland	Sale and support of software	93
220	Entco Caribe B.V. LLC	Puerto Rico	Sale and support of software	95
221	Entco Puerto Rico B.V. LLC	Puerto Rico	Sale and support of software	96
222	Entco Software Romania SRL	Romania	Sale and support of software	97
223	Limited Liability Company Entco	Russian Federation	Sale and support of software	98
224	Autonomy Systems Singapore Pte Ltd	Singapore	Sale and support of software	101
225	Micro Focus Software Pte. Ltd (formerly - Entco Singapore (Sales) Pte. Ltd.)	Singapore	Sale and support of software	101
226	Entco Software Pte. Ltd.	Singapore	Sale and support of software	101
227	Autonomy Systems Software South Africa Pty Ltd	South Africa	Sale and support of software	105
228	Entco Field Delivery Spain, S.L.U.	Spain	Sale and support of software	111
229	EntCo Software Spain S.L.U.	Spain	Sale and support of software	111
230	Entco Sverige AB	Sweden	Sale and support of software	113
231	Entco International Sàrl	Switzerland	Sale and support of software	116
232	Entco Schweiz GmbH	Switzerland	Sale and support of software	117
233	Trilead GmbH	Switzerland	Sale and support of software	118
234	Entco Turkey Teknoloji Çözümleri Limited Şirketi	Turkey	Sale and support of software	122
235	Entco Software Services Middle East FZ-LLC	United Arab Emirates	Sale and support of software	125
236	Autonomy Systems Limited	United Kingdom	Sale and support of software	2
237	Entco Foreign HoldCo Limited	United Kingdom	Holding company	2
238	Entco Situla Holding Limited	United Kingdom	Holding company	2
239	Entcorp Marigalante UK Limited	United Kingdom	Sale and support of software	2
240	Entcorp UK Limited	United Kingdom	Sale and support of software	2
241	Longsand Limited	United Kingdom	Sale and support of software	2
242	ArcSight, LLC	USA	Sale and support of software	10
243	Entco Andromeda LLC	USA	Sale and support of software	10
244	Entco Brazil Holdings LLC	USA	Holding company	8
245	Entco Delaware LLC	USA	Sale and support of software	10

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

	Company name	Country of incorporation	Principal activities	Key to Registered Office address
	Acquisitions in the period ended October 31, 2018 continued:
	HPE Software business continued:
246	Entco Government Software LLC	USA	Sale and support of software	10
247	Entco Holdings, Inc.	USA	Holding company	10
248	Entco MS, Inc.	USA	Sale and support of software	10
249	Entco Technologies, Inc.	USA	Sale and support of software	10
250	Entco, LLC	USA	Sale and support of software	10
251	EntIT Software LLC	USA	Sale and support of software	10
252	MicroLink LLC	USA	Sale and support of software	10
253	Seattle Escrow Borrower LLC	USA	Holding company	10
254	Seattle SpinCo, Inc.	USA	Holding company	10
255	Stratify, Inc.	USA	Sale and support of software	10
256	Vertica Systems, LLC	USA	Sale and support of software	10
257	Voltage Security International, Inc.	USA	Sale and support of software	10

	COBOL IT:
258	Cobol-IT, SAS	France	Sale and support of software	47

	New companies incorporated in the period ended October 31, 2018:
259	SUSE Software Solutions Australia Pty Limited	Australia	Sale and support of software	13
260	Serena Software Canada Limited	Canada	Sale and support of software	30
261	SUSE Software Solutions Canada ULC	Canada	Sale and support of software	31
262	SUSE International Holdings GmbH	Germany	Holding company	52
263	Attachmate Australasia Pty Limited	Australia	Sale and support of software	11
264	SUSE Software Solutions Hong Kong Limited	Hong Kong	Sale and support of software	59
265	SUSE Software Solutions Netherlands BV	Netherlands	Sale and support of software	89
266	Micro Focus Software (IP) Holdings Limited	UK	Holding company	1
267	SUSE Software Solutions International Services Limited	Ireland	Sale and support of software	66
268	SUSE Software Solutions Ireland Limited	Ireland	Sale and support of software	66
269	Micro Focus LLC	Saudi Arabia	Sale and support of software	99
270	SUSE Software Solutions South Africa (Pty) Limited	South Africa	Sale and support of software	102
271	Micro Focus Enterprise (Tunisia) LLC	Tunisia	Sale and support of software	120
272	SUSE Software Solutions UK Limited	UK	Sale and support of software	3
273	Micro Focus Integration Holdings Limited	UK	Holding company	1
274	Micro Focus Integration Limited	UK	Sale and support of software	1
275	Micro Focus Midco Holdings Limited	UK	Holding company	1
276	Marcel Holdings LLC	USA	Sale and support of software	9

* The above companies incorporated in the UK are exempt from audit and from preparing Annual Accounts.
These companies, with the exception of Novell Japan Ltd (note 34) are all 100% owned, operate principally in the country in which they are incorporated and are all included in the consolidated statement of comprehensive income.

Registered office addresses:

(1)	The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, United Kingdom, RG14 1QN
(2)	Cain Road, Amen Corner, Bracknell, Berkshire RG12 1HN, United Kingdom
(3)	Cornwall Court, 19 Cornwall Street, Birmingham, B3 2DT United Kingdom
(4)	The Corporation Trust Company, Corporation Trust Center 1209 Orange St, Wilmington, New Castle, DE19801, U.S.A.
(5)	505 Union Ave SE STE120, Olympia, WA 98501, U.S.A.
(6)	The Company Corporation, 2711 Centerville Rd, STE 400, Wilmington, New Castle, DE19808, U.S.A.
(7)	CT Corporation, 155 Federal St. Suite 700, Boston, MA02110, U.S.A.
(8)	1209 Orange St, Wilmington, New Castle, DE, 19801, U.S.A.
(9)	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE19808, U.S.A.
(10)	1140 Enterprise Way, Building G, Sunnyvale, CA, 94089 U.S.A.
(11)	Level 8, 76 Berry Street, North Sydney, NSW 2060 Australia
(12)	410 Concord Road, Rhodes, NSW 2138, Australia
(13)	Level 17, 100 Barangaroo Avenue, Barangaroo NSW 2000, Australia
(14)	Parkring 2, 1010, Vienna, Austria

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

(15)	Donau Centre, Hauptstrasse 4-10, Linz, 4040, Austria
(16)	EU Parliament, 4th Floor, 37 De Meeussquare, Brussels, 1000, Belgium
(17)	Pegasuslaan 5 1831 Diegem Belgium
(18)	4th Floor, Washington House, 16 Church Street, Hamilton, HM 11, Bermuda
(19)	Rua Joaquim Floriano, 466-12 Ander, Sao Paulo, CEP 04534-002 Brazil
(20)	Rua Arizonia, 1349 10th Floor, Sao Paulo, 04567-003, Brazil
(21)	Rua Dom Jose de Barros, 177, 3rd Floor, Suite 302, Villa Buarque, Sao Paulo 01038‑100 Brazil
(22)	Av Marcos Penteado De Ulhoa Rodrigues, No 939, Andar 8 Conj 818 Torre 1, 06.460-040, Tambore, Barueri, Brazil
(23)	Avenida das nações Unidas, nº 12.901, conjunto 2302, sala 72, Itaim Bibi, São Paulo, CEP 04578, Brazil
(24)	Appleby Corporate Services (BVI) Limited, Jayla Place, PO Box 3190, Road Town, Tortola, VG1110, British Virgin Islands
(25)	76A James Bourchier Blvd, Lozenetz, Sofia, 1407, Bulgaria
(26)	1715 Sofia, Mladost district, Business Park Sofia, Building 9, Sophia, Bulgaria
(27)	199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9, Canada
(28)	Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver BC V7X 1L3, Canada
(29)	4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, Canada
(30)	Suite 800, 1959 Upper Water street, PO BOX 997 Halifax, B3J 2X2 NS Canada
(31)	250 Howe Street, Suite 1400-C, Vancouver, BC V6C 3S7, Canada
(32)	200-204 Lambert Street, Whitehorse, YT, Y1A 3T2 Canada
(33)	161 Bay Street, Suite 2700 Toronto, ON M5J 2S1 Canada
(34)	Barker House 570 Queen Street, Suite 600, Fredericton, NB, E3B 6Z6 Canada
(35)	PO Box 309, Ugland House, South Church Street, George Town, South Cayman, KY1-1104, Cayman Islands
(36)	18 Forum Lane, Camana Bay, P.O. Box 258, Grand Cayman, 1104, Cayman Islands
(37)	3603-3606 Off Tow A, No.7, Dongsanhuan, Beijing, 100020, People’s Republic of China
(38)	Room 507, 508 Tower A, Raycom Info Tech Park No. 2, Science Institute, South Road, Beijing, 100080, China
(39)	Floor 2, Building 1, No. 799 Naxian Road, Shanghai, China
(40)	Calle 7 Avenida 7 y 9, Edificio 751, Barrio Amon, San Jose, Costa Rica
(41)	54 Digeni Akrita, Akrita 2nd Floor, Office 201-202, PC 1061, Nicosia, Cyprus
(42)	Krizikova 148/34, Karlin, 186 00 Praha 8, Czech Republic
(43)	Za Brumlovkou 1559/5, Michle, Prague, 140 00, Czech Republic
(44)	Lyngsø Alle 3b, Hørsholm, 2970, Denmark
(45)	Lautruphoj 1-3 2750 Ballerup Denmark
(46)	19 Helmy Elmasry Street, Almaza, Cairo, Egypt
(47)	231 rue Saint Honore, Paris, 75001, France
(48)	Tour Atlantique, La Défense 9, 1 Place de la Pyramide, La Défense, Cedex, Paris 92911, France
(49)	1 avenue du Canada, Les Ulis, 91947, France
(50)	Amtsgericht Nürnberg Germany
(51)	Fraunhoferstrasse 7, Ismaning, 85737, Germany
(52)	Maxfeldstrasse 5 90409 Nürnberg Germany
(53)	Von-Braun-Strasse 38a 48683 Ahaus Germany
(54)	Nöerdlicher Zubringer 9-11, 40470, Düsseldorf, Germany
(55)	Herrenberger Str. 140, 71034 Boeblingen, Germany
(56)	21st floor, Henley Building, 5 Queen’s Road Central, Hong Kong
(57)	Level 54, Hopewell Centre, 183 Queens Road East, Hong Kong
(58)	35/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
(59)	U&I Corporation Centre, 47 Echelon, Sector 32, Gurgaon Harayana, India
(60)	Laurel, Block D, 65/2, Bagmane Tech Park, C.V. Raman Nagar, Byrasandra Post Bangalore – 560093, India
(61)	Leela Galleria, 1st Floor, Andheri Kurla Road, Andheri (East), Mumbai – 400059, India
(62)	24 Salarpuria Arena, Hosur Main Road, Adugodi, Bangalore, 560-030, India
(63)	66/1, 6th Floor,Olympia Building, Bagmane Tech Park, Byrasandra, CV Raman Nagar, Bangalore, Karnataka, 560093, India
(64)	2Floor, Hibiscus,Vrindavan Tech Village,Marathahalli Outer Ring Rd, Bangalore, India, 560037, India
(65)	Building 2, 2nd Floor, Parkmore East Business Park, Galway, Ireland
(66)	70 Sir John Rogerson’s Quay, Dublin 2, Ireland
(67)	Corrig Court, Corrig Road, Sandyford Industrial Estate, Sandyford, Dublin 18, Ireland
(68)	Liffey Park Technology Campus, Barnhall Road, Leixlip, Co. Kildare, Ireland
(69)	Matam Advanced Tech Center, Building 5/1, Haifa, 31 905, Israel
(70)	Scientific Industries Center, Haifa, 33262, Israel
(71)	17 Hatidhar St, Raannana, 43665, Israel
(72)	5 Altalef St., Yahud, Israel
(73)	Viale Sarca 235, 20126 Milano Italy
(74)	Via Vittor Pisani. 16, Milan, 20124, Italy
(75)	Via C. Donat Cattin 5, 20063 Cernusco sul Naviglio (MI) Italy
(76)	Corso Matteotti 1/A, Milan, 20121, Italy
(77)	Via S. Maria alla Porta n.9, Milan, 20123, Italy
(78)	Midtown Tower 19F, 9-7-1 Akasaka, Minato-ku, Tokyo 107-6219, Japan

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Group entities continued

(79)	No. 8 Center Plaza Bldg, 5F, 1-10-16 Horidomecho Nihonbashi, Chuo-ku, Tokyo 103-0012, Japan
(80)	20, rue des Peupliers, 2328, Luxembourg
(81)	75, Parc d'Activités Capellen, Capellen, 8308, Luxembourg
(82)	5, Rue Guillaume Kroll, L - 1882, Luxembourg
(83)	Unit 501 Level 5 Uptown 1, 1 Jalan SS2, Selangor Darul Ehsan, Malaysia
(84)	Level 21 - Suite 21.01, The Gardens South Tower, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia
(85)	Periferico Sur 6751, Col. Toluquilla, Municipio Tlaquepaque, C.P. 45610, Jalisco, Mexico
(86)	Raoul Wallenbergplein 23, 2404 ND Alphen a/d Rijn, Netherlands
(87)	Startbaan 16, 1187 XR, Amstelveen, Netherlands
(88)	Coltbaan 31, Nieuwegein, 3439 NG, Netherlands
(89)	Herengracht 282, 1016BX Amsterdam, Netherlands
(90)	Simpson Grierson, Level 27, 88 Shortland Street Auckland 1141 New Zealand
(91)	7th Floor, Dronning Eufemias gate 16, 0191 Oslo, Norway
(92)	7th Floor Robinson Summit Center, 6783 Ayala Avenue, Makati City, Metro Manila, Philippines
(93)	Centrum Biurowe Globis, Powstańców Śląskich 7A, 53-332 Wrocław, Poland
(94)	Centro Empresarial Torres de Lisboa, Torre G 1* Andar Sala 111, Rue Tomas da Fonseca, Lisbon, Portugal
(95)	110 Highway North Km 28, Bldg 1, Aguadilla, 00605, Puerto Rico
(96)	350 Chardon Avenue, Chardon Tower, Suite 801, San Juan, 00918, Puerto Rico
(97)	Bucharest, 3 George Constantinescu Street, BOC Office Building, 4th floor, entrance B, 2nd District, PC 020339, Romania
(98)	Leningradskoye shosse 16A, building 3, Moscow, 125171, Russian Federation
(99)	Maazar Street, Futuro Tower, 3rd Floor, P.O. Box 69171, Riyadh 11547, Saudi Arabia
(100)	80 Robinson Road #02-00, 068898, Singapore
(101)	#12-04/06, 1 Harbourfront Place, Harbourfront Tower 1, Singapore, Singapore
(102)	22 Smith Street, Braamfontein, Johannesburg, Gauteng, 2000, South Africa
(103)	Morning View Office Park 255 Rivonia Road, Morningside, South Africa
(104)	4th Floor Aloe Grove, Houghton Estate Office Park, 2 Osborn Road, Houghton, 2198, South Africa
(105)	PO Box 2238, Florida Hills, 1716, South Africa
(106)	Yeoidodong, SK Building, 15F, 31 Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, South Korea
(107)	Gangnam Finance Centre, Level 41, 152 Teheren-ro, Gangnam-gu, Seoul - 06236 South Korea
(108)	C/Jose Echegaray 8, Las Rozas, Madrid 28230, Spain
(109)	Paseo de la Castellana 42, Madrid, 28046, Spain
(110)	Ronda General Mitre 28-30, Barcelona 08017, Spain
(111)	Calle José Echegaray 8, Las Rozas de Madrid, 28232 Madrid, 28232, Spain
(112)	Kronborgsgränd 1, 164 46 Kista, Stockholm, Sweden
(113)	Gustav III:s Boulevard 36, SE-169 85, Stockholm, Sweden, SE, Sweden
(114)	Merkurstrasse 14, 8953 Dietikon, Switzerland
(115)	Lindenstrasse 26, Zurich, 8008, Switzerland
(116)	Jean-Baptiste Vandelle 3A, 1290 Versoix Switzerland
(117)	1, Ueberlandstrasse, 8600 Duebendorf, Switzerland
(118)	Rembach 7, Altendorf, 8852, Switzerland
(119)	Room B 26/F #26 Tun-Hwa S Road Sec, Taipei ROC 106, Taiwan
(120)	ZI Chotrana, Technopôle El Ghazala, Lot N° 45, 2088, Ariana, Tunisia
(121)	Palladium Ofis Binasi, Halk Cad, No.8/A Kat 2, Atasehir 34748, Istanbul, Turkey
(122)	Barbaros Mah.Kardelen SK. No. 2/42-43 Atasehir, Istanbul, Turkey
(123)	13 Pimonenko str, building 1, Office 1B/22, Kiev 04050, Ukraine
(124)	Dubai Internet City, DIC Building 2, 3rd Floor, Suite 315, Dubai, United Arab Emirates
(125)	Shatha Tower, 12th floor, Dubai Internet City, Dubai, United Arab Emirates

Consolidated financial statements and notes
Notes to the consolidated financial statements

14 Investments in associates
Open Invention Network LLC (“OIN”), a strategic partnership for the Group, licences its global defensive patent pool in exchange for a pledge of non-aggression, which encourages freedom of action in Linux and the sharing of new ideas and inventions. There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent. There are no contingent liabilities to the Group’s interest in associates.

At October 31, 2018 the Group had a 12.5% interest ($9.6m) (April 30, 2017: 12.5%, $11.5m) investment in OIN. There are eight (April 30, 2017: eight) equal shareholders of OIN, all holding 12.5% (April 30, 2017: 12.5%) interest, and each shareholder has one board member and one alternative board member. The Group exercises significant influence over OIN’s operation and therefore accounts for its investment in OIN as an associate.

The Investment in Associates is part of discontinued operations, which will be disposed of with the sale of the SUSE business segment and as such has been transferred to assets held for sale (note 19).

The Group uses the equity method of accounting for its interest in associates.  The following table shows the aggregate movement in the Group’s investment in associates:
	18 months ended October 31, 2018	12 months ended April 30, 2017
	$’000	$’000
At 1 May	11,457	12,711

Gain on dilution of investment	-	966
Share of post-tax loss of associates	(1,809)	(2,220)
	(1,809)	(1,254)

Reclassification to current assets classified as held for sale (note 19)	(9,648)	-
	-	11,457

Details of the Group’s principal associates are provided below.

Company name	Country of incorporation and principal place of business	Proportion held	Principal activities
Open Invention Network LLC	USA	12.5%	Sale and support of software

The accounting period-end date of the associate consolidated within the Group’s financial statements is December 31, and we obtain its results on a quarterly basis. The Group records an adjustment within the consolidated financial statements to align the reporting period of the associate and the Group. Following the change in period-end for the Group to October 31, from April 30, we now report based on the September 30, 2018 quarter rather than the March 31, 2017 quarter end. The assets, liabilities, and equity of the Group’s associate as at September 30, 2018 (2017: March 31, 2017) and the revenue and loss of the Group’s associate for the period ended September 30, 2018 (2017: March 31, 2017) with the corresponding adjustment to align the reporting period was as follows:

	September 30, 2018	March 31, 2017
	$’000	$’000
Non-current assets	38,206	43,649
Current assets	41,672	50,137
Current liabilities	(672)	(604)
Non-current liabilities	(1,028)	(527)
Net assets	78,178	92,655

Equity	(78,178)	(92,655)

	18 months ended September 30, 2018	12 months ended March 31, 2017
	$’000	$’000
Revenue	-	-
Net loss	14,477	16,212

Consolidated financial statements and notes
Notes to the consolidated financial statements

14 Investments in associates continued
	18 months to October 31, 2018	12 months to April 30, 2017
	$’000	$’000
Loss attributable to the Group for the period ended 30 September 2018 (March 31, 2017 (14.3% ownership to June 6, 2016, 12.5% thereafter))	1,810	2,095
Adjustment on estimated October 31, 2018 result attributable to the Group (April 30, 2017)	(1)	125
Loss attributable to the Group for the period ended October 31, 2018 (April 30, 2017 (14.3% ownership to June 6, 2016, 12.5% thereafter))	1,809	2,220

15 Other non-current assets
	October 31, 2018	April 30, 2017
	$’000	$’000
Employee Benefit Deposit	31,132	-
Long-term rent deposits	4,140	2,844
Long Term Prepaid Expenses	2,893	-
Other	625	249
	38,790	3,093

Employee benefit deposits are held in Germany ($15.4m), Israel ($10.2m), Italy ($2.7m) and Netherlands ($2.8m). Employers in Germany, Italy and Israel are required by law maintain funds to satisfy certain employee benefit liabilities, including free-time off, compensation for involuntary termination of employment. These investment-based deposits are managed by third parties and the carrying values are marked-to-market based on third party investment reports. In addition, a cash deposit was held in Netherlands on behalf of certain employees to cover legacy employment subsistence benefits.

16 Inventories
	October 31, 2018	April 30, 2017
	$’000	$’000
Work in progress	-	13
Finished goods	204	51
	204	64

The Group utilized $0.3m (12 months to April 30, 2017: $0.1m; 12 months to April 30, 2016: $0.1m) of inventories included in cost of sales during the 18 months to October 31, 2018.

17 Trade and other receivables
	October 31, 2018	April 30, 2017
	$’000	$’000
Trade receivables	1,089,589	266,225
Less: provision for impairment of trade receivables	(41,860)	(2,599)
Trade receivables net	1,047,729	263,626
Prepayments	59,966	23,239
Other receivables	79,062	1,534
Accrued income	85,276	1,110
	1,272,033	289,509

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. The Group considers the credit quality of trade and other receivables on a customer-by-customer basis. The Group considers that the carrying value of the trade and other receivables that is disclosed below gives a fair presentation of the credit quality of the assets. This is considered to be the case as there is a low risk of default due to the high number of recurring customers and credit control policies. In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual receivable. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for doubtful receivables.

At October 31, 2018 and April 30, 2017, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument. The trade receivables of $1,089.6m at October 31, 2018 is net of the $21.5m provision for impairment of trade receivables in the opening balance for the HPE Software business (note 39).

At October 31, 2018, trade receivables of $249.3m (April 30, 2017: $39.9m) were past due but not impaired. These relate to a large number of independent companies for whom there is no recent history of default. The amounts are regarded as recoverable. The average age of these receivables was 107 days in excess of due date (April 30, 2017: 24 days).

Consolidated financial statements and notes
Notes to the consolidated financial statements

17 Trade and other receivables continued

As at October 31, 2018, trade receivables of $41.9m (April 30, 2017: $2.6m) were either partially or fully impaired. The amount of the provision was $41.9m (April 30, 2017: $2.6m). The ageing of these receivables is as follows:

	October 31, 2018	April 30, 2017
	$’000	$’000
Up to three months	-	48
Three to four months	3,621	731
Over four months	38,239	1,820
	41,860	2,599

Movements in the Group provision for impairment of trade receivables were as follows:

	October 31, 2018	April 30, 2017
	$’000	$’000
At 1 May	2,599	4,486
Provision for receivables impairment	40,016	2,023
Receivables written off as uncollectable	(686)	(1,271)
Receivables previously provided for but now collected	(53)	(2,542)
Exchange adjustments	(16)	(97)
At October 31 / April 30	41,860	2,599

The creation and release of provision for impaired receivables have been included in selling and distribution costs in the consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security.

18 Cash and cash equivalents
	October 31, 2018	April 30, 2017
	$’000	$’000
Cash at bank and in hand	387,115	146,832
Short-term bank deposits	236,687	4,151
	623,802	150,983
Reclassification to current assets classified as held for sale (note 19)	(2,906)	-
Cash and cash equivalents	620,896	150,983

At October 31, 2018 and April 30, 2017, the carrying amount approximates to the fair value. The Group’s credit risk on cash and cash equivalents is limited as the counterparties are well established banks with high credit ratings. The credit quality of cash and cash equivalents is as follows:

	October 31, 2018	April 30, 2017
	$’000	$’000
S&P/Moody’s/Fitch rating:
AAA	231,517	33,057
AA-	80,975	69,814
A+	260,404	25,221
A	20,063	6,355
A-	3,767	5,820
BBB+	4,546	471
BBB	994	903
BBB-	558	165
BB+	2,042	357
BB	32	283
BB-	15,187	8,221
B+	-	24
CCC+	212	193
C-	321	-
Not Rated	278	99
	620,896	150,983

Where the opinions of the rating agencies differ, the lowest applicable rating has been assigned to the counterparty.

Consolidated financial statements and notes
Notes to the consolidated financial statements

19 Discontinued operation and assets classified as held for sale

Discontinued operation – SUSE business segment
On July 2, 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated wholly-owned subsidiary of EQTVIII SCSp which is advised by EQT Partners. The total cash consideration of $2.535bn is on a cash and debt free basis and subject to normalisation of working capital.

On August 21, 2018, Shareholders voted to approve the proposed transaction whereby the Company has agreed to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly-owned subsidiary of EQTVIII SCSp, for a total cash consideration of approximately $2.535bn, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances have been obtained. Completion of the transaction is now only conditional upon completing the carve-out of the SUSE business segment from the rest of the Micro Focus Group (and certain related matters) and it is currently anticipated that this will be satisfied such that the transaction will complete in the first calendar quarter of 2019.  As set out in the circular to shareholders in advance of the vote, net sale proceeds after tax, transaction costs and customary closing adjustments are estimated to be $2.06bn and these funds will be used to make a required debt repayment in accordance with the Credit Agreement. It is intended that the balance will be returned to shareholders (“Return of Value”).  A circular to shareholders in respect of the Return of Value will be despatched in due course

Due to the proposed sale and subsequent shareholder approval, the SUSE business segment has been treated as discontinued in these financial statements.

The SUSE Business, a pioneer in Open Source software, develops, markets and supports an enterprise grade Linux operating system, Open Source software-defined infrastructure and application delivery solutions that give enterprises greater control and flexibility over their IT systems.

Micro Focus believes the disposal consideration represents a highly attractive enterprise valuation for the SUSE business at approximately 7.9x revenue of the SUSE Business for the twelve months ended October 31, 2017. Micro Focus believes EQT provides a strong long-term investor for the SUSE Business and allows Micro Focus to continue to focus upon its longstanding and consistent strategy of delivering value to customers and shareholders through effective management of infrastructure software assets in an increasingly consolidating sector.

Discontinued operation – Financial performance

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	$’000	$’000	$’000
Revenue	538,160	303,429	253,816
Operating costs	(427,014)	(238,632)	(208,268)
Profit before taxation	111,146	64,797	45,548
Taxation	(34,206)	(31,077)	(18,615)
Profit for the period from discontinued operation	76,940	33,720	26,933

Discontinued operation – Cash flow

The cash flow statement shows amounts related to the discontinued operation.

	18 months ended October 31, 2018 $’000	12 months ended April 30, 2017 $’000	12 months ended April 30, 2016 $’000
Net cash inflows from operating activities	136,058	70,411	66,107
Net cash outflows from investing activities	(2,512)	(7,430)	(1,298)
Net cash flows from financing activities	-	-	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

19 Discontinued operation and assets classified as held for sale continued

Net Assets classified as held for sale

	October 31, 2018
Reported in:	Current assets	Current liabilities	Total
	$’000	$’000	$’000
SUSE	1,114,264	(427,236)	687,028
Atalla	28,187	(10,463)	17,724
	1,142,451	(437,699)	704,752

The net asset assets held for sale relating to the disposals of SUSE and Atalla are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

A.          SUSE
The assets and liabilities relating to SUSE have been presented as held for sale following the shareholder approval on August 21, 2018. Costs to sell have been included in trade and other payables.

	Note	October 31, 2018
		$’000
Non-current assets
Goodwill	10	859,566
Other Intangible assets	11	165,662
Property, plant and equipment	12	5,786
Investment in associates	14	9,648
Deferred tax assets		1,586
Long-term pension assets	27	1,543
Other non-current assets		2,020
		1,045,811
Current assets
Trade and other receivables		65,547
Cash and cash equivalents		2,906
		68,453
Current Assets		1,114,264

Current liabilities
Trade and other payables		(37,833)
Provisions	26	(664)
Current tax liabilities		(1,156)
Deferred income		(218,349)
		(258,002)
Non-current liabilities
Deferred income		(160,791)
Retirement benefit obligations	27	(5,530)
Long-term provisions	26	(2,376)
Other non-current liabilities		(537)
		(169,234)
Current Liabilities		(427,236)
Net assets classified as held for sale		687,028

Consolidated financial statements and notes
Notes to the consolidated financial statements

19 Discontinued operation and assets classified as held for sale continued

B.          Atalla
On 18 May 2018 the Company entered into an agreement with Utimaco Inc. (“Utimaco”), under which Utimaco would acquire Atalla for $20 million in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS placed the deal into investigation in September and final approval was received 10 October 2018. The deal closed on 5 November 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger (“ESKM”) product line, and related supporting assets, including applicable patents and other IP.

The assets and liabilities relating to the Atalla business included in the Financial Statements at October 31, 2018 amount to $17.7m.

October 31, 2018
$’000
Goodwill	27,957
Property, plant and equipment	230
Non-current assets	28,187

Deferred income	(10,463)
Current Liabilities	(10,463)

Net assets classified as held for sale	17,724

20 Trade and other payables – current

	October 31, 2018	April 30, 2017
	$’000	$’000
Trade payables	46,096	16,891
Tax and social security	46,525	3,032
Accruals	584,296	150,119
	676,917	170,042

At October 31, 2018 and at April 30, 2017, the carrying amount approximates to the fair value. Accruals include vacation, payroll and employee taxes ($147.0m), commission and employee bonuses ($162.7m), integration expenses ($44.5m) and consulting and audit fees ($30.3m).

21 Borrowings

	October 31, 2018	April 30, 2017
	$’000	$’000
Bank loan secured	4,996,913	1,595,188
Unamortized prepaid facility arrangement fees and original issue discounts	(151,033)	(33,652)
	4,845,880	1,561,536

	October 31, 2018			April 30, 2017
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$’000	$’000	$’000	$’000	$’000	$’000
Current liabilities	50,347	(46,645)	3,702	83,788	(12,604)	71,184
Non-current liabilities	4,946,566	(104,388)	4,842,178	1,511,400	(21,048)	1,490,352
	4,996,913	(151,033)	4,845,880	1,595,188	(33,652)	1,561,536

Consolidated financial statements and notes
Notes to the consolidated financial statements

21 Borrowings - continued
The following Facilities were drawn as at October 31, 2018:

•	The $1,503.8m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
•	The $2,580.5m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
•	The $382.1m senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
•
The €466.5m (equivalent to $530.5m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following Facilities were undrawn as at October 31, 2018:
•
A senior secured revolving credit facility of $500.0m, (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2018, $nil of the Revolving Facility was drawn together with $4,996.9m of Term Loans giving gross debt of $4,996.9m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2018, no covenant test is applicable.

The movements on the Group loans in the period were as follows:

	Term Loan B-2	Term Loan B	Term Loan C	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At May 1, 2016	-	1,112,250	450,000	-	-	-	225,000	1,787,250
Repayments	-	(9,562)	(37,500)	-	-	-	(325,000)	(372,062)
Draw downs	-	-	-	-	-	-	180,000	180,000
Transfer	1,515,188	(1,102,688)	(412,500)	-	-	-	-	-
At April 30, 2017	1,515,188	-	-	-	-	-	80,000	1,595,188
Acquisitions	-	-	-	-	2,600,000	-	-	2,600,000
Draw downs	-	-	-	385,000	-	523,815	135,000	1,043,815
Repayments	(11,364)	-	-	(2,888)	(19,500)	(4,184)	(215,000)	(252,936)
Foreign exchange	-	-	-	-	-	10,846	-	10,846
At October 31, 2018	1,503,824	-	-	382,112	2,580,500	530,477	-	4,996,913

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. The fair value of borrowings equals their carrying amount.

Consolidated financial statements and notes
Notes to the consolidated financial statements

21 Borrowings - continued

Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:
As at October 31, 2018:
	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Within one year	84,294	22,383	151,161	20,080	-	277,918
In one to two years	83,782	22,246	150,235	19,971	-	276,234
In two to three years	82,895	22,009	148,629	19,782	-	273,315
In three to four years	1,462,056	21,821	147,363	19,632	-	1,650,872
In four to five years	-	21,634	146,097	19,483	-	187,214
In more than five years	-	374,164	2,526,819	512,738	-	3,413,721
At October 31, 2018	1,713,027	484,257	3,270,304	611,686	-	6,079,274

As at April 30, 2017:
	Term Loan B-2	Revolving Facility	Total
	$’000	$’000	$’000
Within one year	60,168	80,000	140,168
In one to two years	71,181	-	71,181
In two to three years	70,769	-	70,769
In three to four years	70,053	-	70,053
In four to five years	1,497,867	-	1,497,867
At April 30, 2017	1,770,038	80,000	1,850,038

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organized in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Finance leases

	October 31, 2018	April 30, 2017
	$’000	$’000
Current	13,560	-
Non-current	14,923	-
	28,483	-

Finance lease liabilities – minimum lease payments:

	October 31, 2018	April 30, 2017
	$’000	$’000
Within one year	15,136	-
Between one and five years	15,984	-
	31,120	-
Future lease charges	(2,637)	-
	28,483	-

The carrying value of computer equipment held under finance leases and hire purchase contracts as at October 31, 2018 was $25.9m (April 30, 2017 $nil) (note 12).

Finance lease liabilities – present value of minimum lease payments:

	October 31, 2018	April 30, 2017
	$’000	$’000
Within one year	13,560	-
Between one and five years	14,923	-
	28,483	-

The Group’s obligations under finance leases are secured by charges over the related leased assets. The weighted average fixed interest rate on the outstanding commercial loan and finance lease liabilities is 8.5% (April 30, 2017: nil).

23 Current tax receivables, current tax liabilities and non-current liabilities

Current tax receivables
	October 31, 2018	April 30, 2017
	$’000	$’000
Corporation tax	24,504	1,637

The current tax receivable at October 31, 2018 is $24.5m (April 30, 2017: $1.6m). The brought forward current tax receivable balance relates mainly to the US and has been partially refunded, with the balance offset against current period tax liabilities.

Current tax liabilities
	October 31, 2018	April 30, 2017
	$’000	$’000
Corporation tax	124,071	42,679

The current tax creditor at October 31, 2018 is $124.1m (April 30, 2017: $42.7m). The creditor has increased due to the enlargement of the Group due to the acquisition of the HPE Software business and current year tax charges exceeding cash tax payments made. Within current tax liabilities is $67.7m in respect of the Group’s income tax reserve, the majority of which relate to the risk of challenge from local tax authorities to the transfer pricing arrangements of the Group.

Non-current tax liabilities
	October 31, 2018	April 30, 2017
	$’000	$’000
Corporation tax	131,048	-

The non-current tax creditor is $131.0m (April 30, 2017: $nil). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Deferred income – current

	October 31, 2018	April 30, 2017
	$’000	$’000
Deferred income	1,134,730	640,650

Revenue not recognized in the consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as deferred income in the consolidated statement of financial position to be recognized in future periods. Deferred income primarily relates to undelivered maintenance and subscription services on billed contracts.

25 Deferred income – non-current

	October 31, 2018	April 30, 2017
	$’000	$’000
Deferred income	178,064	223,786

Revenue billed but not recognized in the consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as deferred income in the consolidated statement of financial position to be recognised in future periods in excess of one year. Deferred income primarily relates to undelivered maintenance and subscription services on multi-year billed contracts.

26 Provisions
	October 31, 2018	April 30, 2017
	$’000	$’000
Onerous leases and dilapidations	35,105	16,243
Restructuring and integration	50,689	12,132
Legal	7,038	3,220
Other	-	484
Total	92,832	32,079

Current	57,411	20,142
Non-current	35,421	11,937
Total	92,832	32,079

	Onerous Leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2017	16,243	12,132	3,220	484	32,079

Continuing operations:
Acquisitions – HPE Software business (note 39)	11,321	21,398	36,446	-	69,165
Additional provision in the period	17,723	133,421	1,392	-	133,558
Released	(3,890)	(3,678)	(4,733)	(416)	(12,717)
Utilization of provision	(5,590)	(110,062)	(29,263)	(97)	(145,012)
Exchange adjustments	(702)	(2,522)	(24)	29	(3,219)

Discontinued operation:
Additional provision in the period	2,835	205	-	-	3,040
Reclassification of current assets classified as held for sale (note 19)	(2,835)	(205)	-	-	(3,040)
At October 31, 2018	35,105	50,689	7,038	-	92,832

Current	11,219	39,154	7,038	-	57,411
Non-current	23,886	11,535	-	-	35,421
Total	35,105	50,689	7,038	-	92,832

Consolidated financial statements and notes
Notes to the consolidated financial statements

26 Provisions continued
	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At May 1, 2016	18,176	3,523	1,920	1,280	24,899
Additional provision in the period	4,584	48,498	98	501	53,681
Acquisitions (note 37)	-	1,201	2,844	-	4,045
Utilization of provision	(5,527)	(37,712)	(120)	(117)	(43,476)
Released	(857)	(2,886)	(1,492)	(1,180)	(6,415)
Exchange adjustments	(133)	(492)	(30)	-	(655)
At April 30, 2017	16,243	12,132	3,220	484	32,079

Current	4,406	12,132	3,220	384	20,142
Non-current	11,837	-	-	100	11,937
Total	16,243	12,132	3,220	484	32,079

Onerous leases and dilapidations provisions
The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within eight years. The provision was increased by $29.0m in the 18 months ended October 31, 2018, due to the acquisition of the HPE Software business ($11.3m) and relating to legal obligations to restore leased properties at the end of the lease period and a reassessment of sites across North America, United Kingdom, Israel and Australia ($17.7m). Provisions of $3.9m were released following the renegotiation/exit of leases of two North American properties.

Restructuring and integration provisions
Restructuring and integration provisions relate to activities undertaken in readiness for bringing together the Micro Focus and the HPE Software business into one organization across all functions of the existing business and provisions for severance resulting from headcount reductions. The majority of provisions are expected to be fully utilized within 12 months. Restructuring and integration costs are reported within exceptional costs (note 4).

Legal provisions
Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with ongoing legal matters. Further information on legal matters can be found in note 37, contingent liabilities.

Other provisions
Releases of other provisions during the 18 months ended October 31, 2018 relate to future fees no longer considered likely to be incurred.

27 Pension commitments

a)	Defined contribution
The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type. Outside of these territories, the schemes are also of the defined contribution type, except for France and Japan which are defined benefit schemes, but which has few members and therefore are not significant to the Group.

Pension costs for defined contributions schemes are as follows:

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
Continuing operations	$’000	$’000	$’000
Defined contribution schemes (note 35)	43,241	10,875	10,363

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Pension commitments - continued

b) Defined benefit
	October 31, 2018	April 30, 2017
	$’000	$’000
Within non-current assets:
Long-term pension assets	16,678	22,031
Within non-current liabilities:
Retirement benefit obligations	(110,351)	(30,773)

The acquisition and subsequent integration of the software segment of Hewlett Packard Enterprise Company (HPE Software business) on September 1, 2017 added 27 defined benefit plans primarily in France, Germany and Switzerland.

As of October 31, 2018, there are 30 defined benefit plans in 10 countries around the world ( April 30, 2017: 4 in Germany, one of which provides benefits solely for SUSE employees). Some of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Other plans include termination or retirement indemnity plans or other types of statutory plans that provide a one-time benefit at termination. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Not all of our plans are closed for new membership. The Group sponsors 13 plans that are open to new members, all of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement or death or disability. As a result of the acquisition of the HPE Software business, the Group participates in multi-employer defined benefit plans in Switzerland and Japan. These plans are accounted for as defined benefit plans.

Long-term pension assets
Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as available-for-sale financial assets since there is not an exact matching of the amount and timing of some or all of the benefits payable under the defined benefit plan. Movement in the fair value of long-term pension assets is included in other comprehensive income. All non-plan assets are held in Germany.

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Pension commitments - continued

The movement on the long-term pension asset is as follows:
	October 31, 2018	April 30, 2017
	$’000	$’000
As at May 1,	22,031	22,272
Reclassification to assets held for sale	(1,543)	-
Interest on non-plan assets (note 6)	633	404
Benefits paid	(185)	(110)
Contributions	489	442

Included within other comprehensive income:
- Change in fair value	(6,065)	-
- Actuarial (loss)/gain on non-plan assets	278	(2,134)
- Reclassification from defined contribution scheme to defined benefit scheme	-	2,264
	(5,787)	130

Foreign currency exchange (loss)/gain	1,040	(1,107)
As at October 31 / April 30,	16,678	22,031
Included within other comprehensive income:
Continuing operations	(5,258)	318
Discontinued operation	(529)	(188)
	(5,787)	130

The non-plan assets are Level 3 assets under the fair value hierarchy. These assets have been valued by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the period ended October 31, 2018 (April 30, 2017: none).

Retirement benefit obligations
The following amounts have been included in the consolidated statement of comprehensive income for defined benefit pension arrangements:

	18 months ended October 31, 2018	12 months[1] ended April 30, 2017	12 months[1] ended April 30, 2016
	$’000	$’000	$’000
Current service charge	12,627	504	613
Past service credit	(5,489)	-	-
Charge to operating profit (note 35)	7,138	504	613

Current service charge – discontinued operations	268	121	147

Interest on pension scheme liabilities	5,253	660	546
Interest on pension scheme assets	(2,430)	(95)	(79)
Charge to finance costs (note 6)	2,823	565	467

Total charge to consolidated statement of comprehensive income	10,229	1,190	1,227

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Past service credits are the result of headcount reductions under the Group’s restructuring and integration activities relating to the acquisition of the HPE Software business (note 39).

The contributions for the year ended October 31, 2019 are expected to be broadly in line with the 12 months to October 31, 2018. We fund our schemes so that we make at least the minimum contributions required by local government, funding and taxing authorities.

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Pension commitments - continued

The following amounts have been recognized as movements in the statement of comprehensive income:

	18 months ended October 31, 2018	12 months ended April 30, 2017
	$’000	$’000
Actuarial return on assets excluding amounts included in interest income	621	9

Re-measurements – actuarial (gains) and losses:
- Demographic	332	-
- Financial	(11,104)	2,821
- Experience	1,858	568
	(8,914)	3,389

Reclassification from defined contribution scheme to defined benefit scheme	(2,121)	(2,996)

Movement in the period / year	(10,414)	402

Continuing operations	(8,949)	(217)
Discontinued operation	(1,465)	619
	(10,414)	402

The weighted average key assumptions used for the valuation of the schemes were:

	18 months ended October 31, 2018	12 months ended April 30, 2017
Rate of increase in final pensionable salary	2.61%	2.00%
Rate of increase in pension payments	1.99%	2.00%
Discount rate	1.92%	1.95%
Inflation	1.89%	2.00%

The weighted average assumptions used in the valuation of the September 1, 2017 opening balances for the schemes acquired from the HPE Software business were: rate of increase in final pensionable salary of 2.32%, rate of increase in pension payments of 1.75%, discount rate of 1.95% and inflation of 1.61%,

The net present value of the defined benefit obligations of the schemes are sensitive to both the actuarial assumptions used and to market conditions. If the discount rate assumption was 0.5% lower, the obligation would be expected to increase by $26.9m as at October 31, 2018 (April 30, 2017: $4.5m) and if it was 0.5% higher, they would be expected to decrease by $23.1m (April 30, 2017: $3.9m). If the inflation assumption was 0.25% lower, the obligations would be expected to decrease by $6.0m as at October 31, 2018 (April 30, 2017: $1.2m) and if it was 0.25% higher, they would be expected to increase by $6.4m (April 30, 2017: $1.3m).

The mortality assumptions for the schemes are set based on actuarial advice in accordance with published statistics and experience in each territory. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	October 31, 2018	April 30, 2017
Retiring at age 65 at the end of the reporting period:
Male	20	19
Female	23	23

Retiring 15 years after the end of the reporting period:
Male	22	19
Female	25	24

The net present value of the defined benefit obligations of the schemes are sensitive to the life expectancy assumption. If there was an increase of one year to this assumption across the schemes the obligation would be expected to increase by $7.9m (3.6%) as at October 31, 2018 (April 30, 2017: $1.1m, 2.9%).

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Pension commitments continued

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:
	October 31, 2018			April 30, 2017
	Funded	Unfunded	Total	Funded
	$’000	$’000	$’000	$’000
Present value of funded obligations	213,305	7,903	221,208	36,480
Fair value of plan assets	(110,857)	-	(110,857)	(5,707)
	102,448	7,903	110,351	30,773

The defined benefit obligation has moved as follows:
	October 31, 2018			April 30, 2017[1]
Defined Benefit Obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$’000	$’000	$’000	$’000	$’000	$’000
At May 1	36,480	(5,707)	30,773	37,524	(5,855)	31,669
HPE Software business acquisition (note 39)	181,455	(110,010)	71,445	-	-	-
Reclassification to assets held for sale	(9,125)	3,595	(5,530)	-	-	-
Current service cost	12,895	-	12,895	625	-	625
Past service credit	(5,489)	-	(5,489)
Benefits paid	(9,603)	9,406	(197)	(197)	87	(110)
Contributions by plan participants	2,547	(2,313)	234	-	(114)	(114)
Contribution by employer	-	(4,012)	(4,012)	-	-	-
Interest cost/(income) (note 6)	5,253	(2,430)	2,823	660	(95)	565

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	(332)	-	(332)	-	-	-
- Financial	11,104	-	11,104	(2,821)	-	(2,821)
- Experience	(1,858)	-	(1,858)	(568)	-	(568)

Actuarial return on assets excluding amounts included in interest income	-	(621)	(621)	-	(9)	(9)
Reclassification from defined contribution scheme to defined benefit scheme	5,472	(3,351)	2,121	2,996	-	2,996
	14,386	(3,972)	10,414	(393)	(9)	(402)

Foreign currency exchange changes	(7,591)	4,586	(3,005)	(1,739)	279	(1,460)

At October 31 / April 30,	221,208	(110,857)	110,351	36,480	(5,707)	30,773

1 The comparatives for the 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Pension commitments continued

Past service credits are the result of headcount reductions under the Group’s restructuring and integration activities relating to the acquisition of the HPE Software business (note 39).

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	October 31, 2018			April 30, 2017
	Quoted	Unquoted	Total	Unquoted
	$’000	$’000	$’000	$’000
Equity instruments	49,890	1,624	51,514	-
Debt instruments	37,419	5,069	42,488	-
Real estate	1,987	71	2,058	-
Cash and cash equivalents	-	2,325	2,325	-
Re-insurance contracts with guaranteed interest rates*	-	5,486	5,486	5,707
Other	-	6,986	6,986	-
Total	89,296	21,561	110,857	5,707
* The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

– Changes in bond yields – A decrease in corporate bond yields will increase IAS 19 plan liabilities, although this will be partially offset by an increase in the value of the pledged and unpledged re-insurance holdings.

– Inflation – Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. There is a cap on the level of inflationary increase on one of the plans which protects the plan against extreme inflation. The majority of the plan assets are either unaffected by or loosely correlated with inflation, meaning an increase in inflation will also increase the deficit.

– Life expectancy – The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.

– In the case of the defined benefit plans, the Group ensures that the investment positions are managed within an asset liability matching (“ALM”) that has been developed by the Group to achieve long-term investments that are in line with the obligations under the pension schemes. In addition to the plan assets outlined above, the Group had re-insurance assets valued at $16.6m as at October 31, 2018 (April 30, 2017: $22.1m). These assets are designated to fund the pension obligation and do not qualify as plan assets as they have not been pledged to the plan and are subject to the creditors of the Company. Within this framework the Group’s objective is to match assets to the pension obligations by investing in re-insurances that match the benefit payments as they fall due and in the appropriate currency.

Sensitivities
The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 22 years.

	Change in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(10.5%)
Price inflation	0.25%	2.9%
Salary growth rate	0.50%	1.9%

An increase of one year in the assumed life expectancy for both males and females would increase the defined benefit obligation by 3.6% as at October 31, 2018 (April 30, 2017: 2.9%). The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Consolidated financial statements and notes
Notes to the consolidated financial statements

28 Other non-current liabilities
	October 31, 2018	April 30, 2017
	$’000	$’000
Accruals	58,011	4,191
	58,011	4,191

Accruals includes employee benefit liability ($31.0m) that relates to legal severance payment obligations to employees leaving the Group in certain countries, a deferred gain on real estate ($14.0m) relating to free-rent incentives or tenant improvement allowances given by landlords and an IT contractual liability ($11.3m).

29 Financial instruments

The table below sets out the values of financial assets and liabilities.

	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018	Financial April 30, 2017	Non- financial April 30, 2017	Total April 30, 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets

Non-current
Derivative financial instruments – Interest rate swaps (note 29)	-	86,381	86,381	-	-	-
Current
Cash and cash equivalents (note 18)	620,896	-	620,896	150,983	-	150,983
Trade and other receivables (note 17)	1,212,067	59,966	1,272,033	263,626	25,883	289,509
	1,832,963	146,347	1,979,310	414,609	25,883	440,492

	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018	Financial April 30, 2017	Non- financial April 30, 2017	Total April 30, 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Financial liabilities – financial liabilities at amortized cost

Non-current
Borrowings (note 21	4,946,566	-	4,946,566	1,511,400	-	1,511,400
Finance leases (note 22)	14,923	-	14,923	-	-	-
Provisions (note 26)	35,421	-	35,421	11,837	100	11,937
Current
Borrowings (note 21)	50,347	-	50,347	83,788	-	83,788
Finance leases (note 22)	13,560	-	13,560	-	-	-
Trade and other payables (note 20)	676,917	-	676,917	16,891	153,151	170,042
Provisions (note 26)	57,411	-	57,411	4,406	15,736	20,142
	5,795,145	-	5,795,145	1,628,322	168,987	1,797,309

Fair value measurement
For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.

Derivative financial instruments measured at fair value, are classified as level 2 in the fair value measurement hierarchy, as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Financial instruments continued

Credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at October 31, 2018 was:

	October 31, 2018	April 30, 2017
	$’000	$’000
Trade receivables (note 17)	1,212,067	263,626
Cash and cash equivalents (note 18)	620,896	150,983
Total	1,832,963	414,609

Market risk
The Group’s treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments. The treasury function’s policies and procedures are reviewed and monitored by the audit committee and are subject to internal audit review.

Derivative Financial Instruments
Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25 billion to hedge against the impact of expected rises in interest rates until 30 September 2022. The notional value covers 50.4% of the dollar loan principal outstanding for the Group.

The terms of the swap involve the Group in paying a fixed interest rate of 1.94% and the Group receiving a variable rate in line with LIBOR. The swap contracts require settlement of net interest receivable or payable on a monthly basis. For the period to October 31, 2018, net expense for the swaps amounted to $3.4m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact of changes in the fair value of interest rate swaps in the 18 months ended October 31, 2018 is shown in the Consolidated statement of comprehensive income. Note 33 shows the derivative financial instruments relating to hedging transactions entered into in the period ended October 31, 2018 (other reserves).

	October 31, 2018	April 30, 2017
	$’000	$’000
Carrying amount	86,381	-
Notional amount (4 x $562.5m)	2,250,000	-
Maturity date	30 September 2022	-
Change in fair value of outstanding hedging instruments	86,381	-
Change in value of hedged item adjusted for credit risk	84,666	-

Foreign exchange risk
The Group’s currency exposures comprise those that give rise to net currency gains and losses to be recognized in the consolidated statement of comprehensive income as well as gains and losses on consolidation, which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group’s investment in net assets in currencies other than US dollar.

Note 33 shows the impact on the consolidated statement of comprehensive income of foreign exchange gains in the 18 months ended October 31, 2018 (12 months ended April 30, 2017: gain ; 12 months ended April 30, 2016: gain).

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Financial instruments continued

Sensitivity analysis
The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US dollar and transactions made in other currencies as well as changes in US Dollar LIBOR interest rates. Foreign exchange exposures for all re-measuring balances are tracked and reported to management.

The key drivers are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. As at October 31, 2018, the key aggregate exposures involved the Euro, British Pound, Israeli Shekel and Canadian Dollar. The table below illustrates the sensitivity analysis of the group exposures to movements in currency and interest rates.

	Group exposure	+/- 5%	+/- 10%	+/- 1% interest
Key aggregate currency exposures	$’000	$’000	$’000	$’000
Euro	377,324	18,866	37,732
GBP	25,436	1,271	2,543
ILS	52,147	2,607	5,214
CAN$	60,468	3,023	6,046
Borrowings Interest rate LIBOR +1%	n/a	n/a	n/a	49,969

Capital risk management
The Group’s objective when managing its capital structures is to minimize the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximize shareholder return over the long-term.

The only financial covenant attaching to these new facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. The facility was less than 35% drawn at October 31, 2018 and therefore no covenant test is applicable.

The capital structure of the Group at the consolidated statement of financial position date is as follows:

	October 31, 2018	April 30, 2017
	$’000	$’000
Bank and other borrowings (note 21)	4,845,880	1,561,536
Finance lease obligations (note 22)	28,483	-
Less cash and cash equivalents (note 18)	(620,896)	(150,983)
Total net debt	4,253,467	1,410,553
Total equity	7,791,980	1,613,490
Debt/equity %	54.59%	87.42%

Consolidated financial statements and notes
Notes to the consolidated financial statements

30 Deferred tax

		October 31, 2018	April 30, 2017
	Note	$’000	$’000
Net Deferred tax liability
At May 1		(118,478)	(65,281)

(Debited)/credited to consolidated statement of comprehensive income:		(17,171)	26,871
- Continuing operations	7	(27,634)	26,871
- Discontinued operations		10,463	-

Credited directly to equity in relation to share options		(23,724)	22,996

Debited to other comprehensive income in relation to pensions:		4,281	(325)
- Continuing operations		3,754	(62)
- Discontinued operations		527	(263)

Acquisition of subsidiaries	39	(1,957,343)	(97,615)
Acquisition of subsidiaries – Serena Software		-	(96,203)
Acquisition of subsidiaries – GWAVA		-	(1,412)
Acquisition of subsidiaries – HPE Software business		(1,953,453)	-
Acquisition of subsidiaries – COBOL-IT		(3,890)	-

Foreign exchange adjustment		11,667	(6,415)
Reclassification to current assets held for sale	19	(1,586)	-
Effect of change in tax rates – charged to consolidated statement of comprehensive income		931,865	1,291
At October 31 / April 30		(1,170,489)	(118,478)

Consolidated financial statements and notes
Notes to the consolidated financial statements

30 Deferred tax continued
Deferred tax assets and liabilities presented below and in the consolidated statement of financial position have been revised to present such assets and liabilities net where there is a legally enforceable right to offset and the intention to settle on a net basis.

	Tax losses	Share based payments	Deferred revenue	Prepaid royalty	Tax credits	Intangible fixed assets	Other temporary differences	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Deferred tax assets
At May 1, 2016	50,949	22,767	37,962	-	53,660	6,496	26,923	198,757
Acquisition of subsidiaries (note 39)	10,619	-	2,471	-	152	-	2,105	15,347
(Charged)/credited to consolidated statement of comprehensive income	(4,894)	4,405	4,057	-	(20,024)	(609)	(4,964)	(22,029)
Credited directly to equity	-	22,996	-		-	-	-	22,996
Debited to other comprehensive income	-	-	-	-	-	-	(325)	(325)
Foreign exchange adjustment	-	(6,415)	-	-	-	-	-	(6,415)
Effect of change in tax rates – credited to consolidated statement of comprehensive income	-	(78)	-	-	-	-	-	(78)
Subtotal	56,674	43,675	44,490	-	33,788	5,887	23,739	208,253
Jurisdictional offsetting								(208,253)
At April 30, 2017								-

At May 1, 2017	56,674	43,675	44,490	-	33,788	5,887	23,739	208,253
Acquisition of subsidiaries - HPE Software business (note 39)	4,524	-	(36,468)	332,036	39,030	-	43,601	382,723
(Charged)/credited to consolidated statement of comprehensive income – continuing operations	(13,510)	110	45,158	(201,355)	(46,114)	(825)	14,126	(202,410)
Credited directly to equity	-	(23,724)	-	-	-	-	-	(23,724)
Debited to other comprehensive income	-	-	-	-	-	-	4,281	4,281
Foreign exchange adjustment	-	(320)	-	-	-	-	-	(320)
Reclassification to current assets held for sale	-	-	-	-	-	-	(1,586)	(1,586)
Effect of change in tax rates – credited to consolidated statement of comprehensive income	(21,129)	(2,319)	66,673	(88,770)	2,957	(2,025)	(13,336)	(57,949)
Subtotal	26,559	17,422	119,853	41,911	29,661	3,037	70,825	309,268
Jurisdictional offsetting								(309,268)
At October 31, 2018								-

A deferred tax charge to equity of $23.7m (April 30, 2017: $23.0m credit) arises during the period in relation to share-based payments. The change as compared to the prior period is primarily due to the decrease in the Group’s share price during the 18 months ended October 31, 2018. Deferred tax on prepaid royalties relates to intragroup royalties, which were paid to US Group companies which have been taxed upon receipt but for which the Group has yet to recognize the income.

The deferred tax asset relating to other temporary differences of $70.8m as at October 31, 2018 (April 30, 2017: $23.7m) has increased during the current period primarily due to balances acquired from the HPE Software business and includes temporary differences arising on fixed assets, short-term timing differences and defined benefit pension schemes. Deferred tax assets are recognized in respect of tax losses carried forward to the extent that the realization of the related tax benefit through the utilization of future taxable profits is probable.

Consolidated financial statements and notes
Notes to the consolidated financial statements

30 Deferred tax continued

The Group did not recognize deferred tax assets in relation to the following gross temporary differences, the expiration of which is determined by the tax law of each jurisdiction:

	Expiration:
	2019	2020	2021	2022	2023	Thereafter	No expiry	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At October 31, 2018
Type of temporary difference:
Losses	35,233	66,078	99,168	37,529	33,574	2,117,700	95,578	2,484,860
Credits	2,174	4,420	3,959	2,360	1,267	5,210	196,350	215,740
Other	1,859	1	-	-	-	-	47,718	49,578
Total	39,266	70,499	103,127	39,889	34,841	2,122,910	339,646	2,750,178

	Expiration:
	2018	2019	2020	2021	2022	Thereafter	No expiry	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At April 30, 2017
Type of temporary difference:
Losses	1,107	635	972	-	-	-	19,773	22,487
Credits	2,131	2,147	1,909	2,138	1,334	5,583	8,338	23,580
Other	-	-	-	-	-	-	23,859	23,859
Total	3,238	2,782	2,881	2,138	1,334	5,583	51,970	69,926

	Note	Intangible fixed assets	Other temporary differences	Total
		$’000	$’000	$’000
Deferred tax liabilities
At May 1, 2016		(255,158)	(8,880)	(264,038)
Acquisition of subsidiaries	39	(110,334)	(2,628)	(112,962)
Charged/(credited) to consolidated statement of comprehensive income		52,438	(3,538)	48,900
Effect of change in tax rates – charged to consolidated statement of comprehensive income		1,369	-	1,369
Subtotal		(311,685)	(15,046)	(326,731)
Jurisdictional offsetting				208,253
At April 30, 2017				(118,478)

At May 1, 2017		(311,685)	(15,046)	(326,731)
Acquisition of subsidiaries – HPE Software business	39	(2,324,060)	(12,116)	(2,336,176)
Acquisition of subsidiaries – COBOL-IT	39	(3,890)	-	(3,890)
Charged/(credited) to consolidated statement of comprehensive income – continuing operations		186,787	(12,011)	174,776
Charged/(credited) to consolidated statement of comprehensive income – discontinued operations		10,463	-	10,463
Foreign exchange adjustment		11,987	-	11,987
Effect of change in tax rates – charged to consolidated statement of comprehensive income		981,955	7,858	989,814
		(1,448,443)	(31,315)	(1,479,757)
Jurisdictional offsetting				309,268
At October 31, 2018				(1,170,489)

Consolidated financial statements and notes
Notes to the consolidated financial statements

30 Deferred tax continued
During the period, the Group recognized a deferred tax liability of $2.3 billion upon the acquisition of the HPE Software business. Along with historical balances, this was revalued due to US tax reforms to reflect the lower US Federal tax rate.  No deferred tax liability was recognized in respect of unremitted earnings of overseas subsidiaries as the Group is in a position to control the timing of the reversal of the temporary differences and no material tax liability is expected to arise upon repatriation of such earnings.

31 Share capital
Ordinary shares at 10 pence each as at October 31, 2018 (April 30, 2017: 10 pence each; April 30, 2016: 10 pence each)

	October 31, 2018		April 30, 2017		April 30, 2016
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1	229,674,479	39,700	228,706,210	39,573	228,587,397	39,555
Shares issued to satisfy option awards	1,894,673	251	968,269	127	118,313	18
Share reorganization	(16,935,536)	(2,926)	-	-	500	-
Shares issued relating to acquisition of HPE Software business (note 39)	222,166,897	28,773	-	-	-	-
At October 31 / April 30	436,800,513	65,798	229,674,479	39,700	228,706,210	39,573

“B” shares at 168 pence each
	October 31, 2018		April 30, 2017		April 30, 2016
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1	-	-	-	-	-	-
Issue of B shares	229,799,802	500,000	-	-	-	-
Redemption of B shares	(229,799,802)	(500,000)	-	-	-	-
At October 31 / April 30	-	-	-	-	-	-

Share issuances during the 18 months to October 31, 2018
In the 18 months to October 31, 2018, 1,894,673 ordinary shares of 10 pence each (12 months to April 30, 2017: 968,269; 12 months to April 30, 2016: 118,313) were issued by the Company to settle exercised share options. The gross consideration received in the 18 months to October 31, 2018 was $5.8m (12 months to April 30, 2017: $2.0m; 12 months to April 30, 2016: $1.0m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of the HPE Software business (note 39).

In relation to the return of value to shareholders (note 33), on August 31, 2017 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0m being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0m was debited from the “B share liability account.

At October 31, 2018 9,858,205 treasury shares were held (April 30, 2017: nil; 2016: 29,924) such that the number of ordinary shares with voting rights was 426,942,308 (April 30, 2017: 229,674,479; April 30, 2016: 228,676,286) and the number of listed shares at October 31, 2018 was 436,800,513 (April 30, 2017: 229,674,479; April 30, 2016: 228,676,286).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at October 31, 2018 was 18,156,060 (April 30, 2017: 8,607,889; April 30, 2016: 9,264,743).

Share buy-back
On August 29, 2018, the company announced the start of a share buy-back program for an initial tranche of up to $200m which was extended on November 5, 2018 to the total value of $400m (including the initial tranche). Up to and including February 13, 2019 the company had spent $400m and purchased 22,455,121 shares at an average price of £13.82 per share. The buy-back program has been extended into a third tranche of up to $110m to be executed in the period from the February 14, 2019, up until the day before the AGM, which takes place on March 29, 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares will expire.

In addition to purchasing ordinary shares on the London Stock Exchange Citi acquired American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

Consolidated financial statements and notes
Notes to the consolidated financial statements

31 Share capital continued
As at October 31, 2018, 9,858,205 ordinary shares have been bought back at a total cost of $171.2m, including expenses of $0.5m. 8,567,659 ordinary shares were bought on the London Stock Exchange and 1,290,546 ADRs were purchased on the New York Stock Exchange.

32 Share premium account
	October 31, 2018	April 30, 2017	April 30, 2016
	$’000	$’000	$’000
At May 1	192,145	190,293	16,087
Share placement issues	-		176,235
Share placement costs	-		(2,979)
Issue and redemption of B shares (note 31)	(156,683)	-	-
Movement in relation to share options exercised (note 35)	5,499	1,852	950
At October 31 / April 30	40,961	192,145	190,293

33 Other reserves
	Capital redemption reserve	Merger reserve	Hedging reserve	Total
	$’000	$’000	$’000	$’000

As at May 1, 2015	163,363	1,168,104	-	1,331,467
Reallocation of merger reserve[1]	-	(180,000)	-	(180,000)
As at May 1, 2016	163,363	988,104	-	1,151,467
Reallocation of merger reserve [1]	-	(650,000)	-	(650,000)
As at April 30, 2017	163,363	338,104	-	501,467

As at May 1, 2017	163,363	338,104	-	501,467
Return of Value- share consolidation [2]	2,926	-	-	2,926
Return of Value- issue and redemption of B shares [2]	500,000	(343,317)	-	156,683
Hedge accounting (note 29) [3]	-	-	86,381	86,381
Deferred tax movement on hedging [3]	-	-	(16,413)	(16,413)
Acquisition of the HPE Software business [4]	-	6,485,397	-	6,485,397
Reallocation of merger reserve [1]	-	(2,755,800)	-	(2,755,800)
As at October 31, 2018	666,289	3,724,384	69,968	4,460,641

1 The Company has transferred amounts from the merger reserve to retained earnings pursuant to the UK company law. The parent company previously transferred the investment in The Attachmate Group (“TAG”) to a wholly owned subsidiary for an intercompany receivable in the amount of $1,373m. During the period, the parent company also transferred the investment in the HPE Software business to a wholly owned subsidiary in exchange for an intercompany receivable. An amount of $2,755.8m has been transferred from the merger reserve to retained earnings (April 30, 2017: $650.0m; April 30, 2016: $180.0m). Of the $2,755.8m merger reserve transfer in the period, $408.2m of the intercompany loan has been settled in the period and the remaining $2,347.6m is expected to be settled in qualifying consideration during the year to October 31, 2019. It therefore meets the definition of qualifying consideration and is available for dividend distribution to the parent company’s shareholders.

2 On August 31, 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of B shares, and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. The return of value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $2.9m to the capital redemption reserve.

3 $70.0m was recognised in the hedging reserve in relation to hedging transactions entered into in the 18 months ended October 31, 2018.

4 On September 1, 2017 the acquisition of the HPE Software business was completed (note 39). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in the HPE Software business at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of the HPE Software business and the aggregate nominal value of the shares issued).

Consolidated financial statements and notes
Notes to the consolidated financial statements

34 Non-controlling interests

The Group has minority shareholders in one subsidiary, Novell Japan Ltd. On November 20, 2017, a payment of 170,350 JPY ($1,547) was made to a minority shareholder to acquire 170,350 ordinary one JPY shares held. On December 22, 2017, a payment of 170,350 JPY ($1,505) was made to another minority shareholder to acquire a 170,350 ordinary one JPY shares held. These transactions increased the Group’s shareholding from 74.7% to 81.05%.

	October 31, 2018	April 30, 2017	April 30, 2016
	$’000	$’000	$’000
At May 1	954	1,057	979
Share of (loss)/profit after tax	85	(103)	78
At April 30	1,039	954	1,057

Non-controlling interests relate to the companies detailed below:

Company name	Country of incorporation and principal place of business	October 31, 2018 Proportion held	April 30, 2017 Proportion held	April 30, 2016 Proportion held
Novell Japan Ltd	Japan	81.05%	74.7%	71.5%

35 Employees and directors

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	$’000	$’000	$’000
Staff costs
Wages and salaries	1,819,251	382,482	342,957
Redundancy and termination costs (non-exceptional)	2,102	2,115	3,722
Social security costs	159,009	53,215	45,584
Other pension costs	50,379	11,379	10,976
Cost of employee share schemes	64,284	31,463	26,254
Total	2,095,025	480,654	429,493

1 The comparatives for the 12 months to April 30, 2017 and 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	$’000	$’000	$’000
Pension costs comprise:
Defined benefit schemes (note 27)	7,138	504	613
Defined contribution schemes (note 27)	43,241	10,875	10,363
Total	50,379	11,379	10,976

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	Number	Number	$’000
Average monthly number of people
(including executive directors) employed by the Group:

Continuing Operations
Sales and distribution	5,860	1,818	1,692
Research and development	4,323	1,400	1,301
General and administration	1,378	642	582
	11,561	3,860	3,575

Discontinued Operations
Sales and distribution	515	323	266
Research and development	629	476	375
General and administration	8	4	2
	1,152	803	643

Total
Sales and distribution	6,375	2,141	1,958
Research and development	4,952	1,876	1,676
General and administration	1,386	646	584
Total	12,713	4,663	4,218

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	$’000	$’000	$’000
Key management compensation
Short-term employee benefits	25,893	8,051	9,297
Share based payments	44,497	9,391	10,146
Total	70,390	17,442	19,443

The key management figures above include the executive management team and directors.  There are no post-employment benefits. Directors’ remuneration is shown below.

	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	$’000	$’000	$’000
Directors
Aggregate emoluments	14,583	5,227	3,612
Aggregate gains made on the exercise of share options	77,719	8,166	3,764
Company contributions to money purchase pension scheme	749	463	228
Total	93,051	13,856	7,604

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

Share based payments

The amount charged to the consolidated statement of comprehensive income in respect of share-based payments was $72.2m for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: $34.5m; April 30, 2016: $28.8m). The consolidated statement of comprehensive income has been presented split between continuing and discontinued operations. The table below provides information of the share-based payments on a continuing operations basis. The tables below for each type of share option are presented on a total Group basis only.

	18 months ended October 31, 2018	12 months ended April 30, 2017[1]	12 months ended April 30, 2016[1]
	$’000	$’000	$’000
Share based compensation – IFRS 2 charge	70,921	20,798	17,355
Employer taxes	(6,637)	10,665	8,899
	64,284	31,463	26,254

1 The comparatives for the 12 months to April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

As at October 31, 2018, accumulated employer taxes of $20.6m (April 30, 2017: $17.0m; April 30, 2016: $15.6m) is included in trade and other payables and $0.5m (April 30, 2017: $1.2m, April 30, 2016: $1.1m) is included in other non-current liabilities.

The Group has various equity-settled share-based compensation plans details of which are provided below.

a)	Incentive Plan 2005

On April 27, 2005, the remuneration committee approved the rules of the Incentive Plan 2005 (“LTIP”) which permits the granting of share options to executive directors and senior management. The total number of options they receive is determined by the performance criteria set by the remuneration committee over a three-year performance period. Prior to April 18, 2011 performance conditions required that cumulative EPS growth over a three year vesting period is at least equal to Retail Prices Index (“RPI”) plus 11% (at which point 25% of awards will vest), 60% of shares will vest for cumulative EPS growth of RPI plus 13% and for full vesting the cumulative EPS growth will be required to be RPI plus 15% per annum. RPI is the general index of the UK retail prices (for all items) published by the Office of National Statistics or any similar index replacing it. Straight-line vesting will apply between these points.

Awards granted on or after April 18, 2011 are subject to either Absolute Shareholder Returns (“ASR”) over a three-year period, cumulative EPS growth or a combination of both. ASR is defined as the average closing share price over the period of five days ending on the day prior to the vesting date less the reference price plus the total of all dividends and cash distributions and any other measures as determined by the Remuneration Committee between the award date and the vesting date. Where the cumulative EPS growth over a three-year period is at least equal to RPI plus 3% per annum 25% of awards will vest, with full vesting is achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight line vesting will apply between these points.  Where the award is subject to ASR, the resulting level of vesting will be reduced by 25% if the ASR is below 150 pence or increased by 50% if ASR is 300 pence or more.

	18 months ended October 31, 2018		12 months ended April 30, 2017
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
	‘000	pence	‘000	pence
Outstanding at May 1	4,662	29	5,186	41
Exercised	(1,283)	12	(1,008)	85
Forfeited	(582)	3	(120)	14
Granted	2,823	-	604	6
Outstanding at October 31, / April 30,	5,620	14	4,662	29
Exercisable at October 31, / April 30,	2,270	51	1,261	92

The weighted average share price in the period for options on the date of exercise was 1,781 pence for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: 2,027 pence).

The amount charged to the consolidated statement of comprehensive income in respect of the scheme was $30.2m for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: $16.2m; April 30, 2016: $15.1m).  In addition to this $4.2m (12 months to April 30, 2017: $3.6m charge; April 30, 2016: $2.4m charge) was credited to the consolidated statement of comprehensive income in respect of national insurance on these share options.

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

Share based payments continued

	October 31, 2018			April 30, 2017
	Weighted average exercise price	Number of options	Weighted average remaining contractual	Weighted average exercise price	Number of options	Weighted average remaining contractual
Range of exercise prices	pence	‘000	life (years)	pence	‘000	life (years)
£0.10 or less	1	5,127	6.7	4	3,856	7.4
£0.11 – £1.00	13	205	4.9	13	506	6.6
£1.01 – £2.00	-	-	-	-	-	-
£2.01 – £3.00	-	-	-	281	5	0.5
£3.01 - £4.00	358	146	0.7	358	146	2.2
More than £4.00	402	142	1.7	402	149	3.2
	14	5,620	4.0	29	4,662	7.0

The weighted average fair value of options granted during the 18 months ended October 31, 2018 determined using the Black-Scholes valuation model was £15.25 (12 months ended April 30, 2017: £18.56).

The significant inputs into the model for the 18 months ended October 31, 2018 were:

	18 months ended October 31, 2018	12 months ended April 30, 2017
Weighted average share price at the grant date	£16.87	£20.22
Expected volatility	between 28.59% and 48.54%	between 26.96% and 27.98%
Expected dividend yield	between 2.82% and 7.02%	between 2.70% and 3.10%
Expected option life	three years	three years
Annual risk-free interest rate	between 1.0% and 1.6%	between 0.71% and 1.09%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

b)	Additional Share Grants
	18 months ended October 31, 2018		12 months ended April 30, 2017
	Number Of Options ‘000	Weighted average exercise price pence	Number of Options ‘000	Weighted average exercise price pence
Outstanding at May 1	3,262	-	3,262	-
Exercised	(200)	-	-	-
Lapsed	(2,412)	-	-	-
Cancelled	(3,276)	-	-	-
Granted	13,115	-	-	-
Outstanding at October 31 / April 30	10,489	-	3,262	-
Exercisable at October 31 / April 30	3,062	-	3,062	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

Share based payments continued

Additional Share grants – The Attachmate Group (“TAG”) acquisition
The Remuneration Committee awarded Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of The Attachmate Group, which completed on November 20, 2014.

ASGs are nil cost options over Ordinary Shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the date of Completion or November 1, 2017, whichever is earlier (the ‘vesting date’) and will remain exercisable until the tenth anniversary of Completion.

The performance condition is that the percentage of Ordinary Shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:

(i)  0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The ‘Shareholder Return Percentage’ will be calculated by deducting 819.425 pence per share (the “Reference Price”), being the average of the 20 days before 3 June 2014 (being the date of the heads of agreement relating to the proposed combination of Micro Focus and Attachmate between Micro Focus, Wizard, Golden Gate Capital and Francisco Partners Management LP), from the sum of the ‘Vesting Price’ (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between Completion and the vesting date. This will be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

The weighted average fair value of options granted was £4.40, after using the Monte-Carlo simulation model. The significant inputs into the model were weighted average share price of £11.24 at the grant date, exercise price shown above, expected volatility of 26.11%, expected dividend yield of 3.2%, an expected option life of three years and an annual risk-free interest rate of 2.08%. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

Additional Share grants – The HPE Software business acquisition
The Remuneration Committee awarded a number of Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of the HPE Software business, which completed on September 1, 2017.

ASGs are nil cost options over Ordinary Shares. The ASGs will become exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the announcement date of September 7, 2016 (the ‘vesting date’) and will remain exercisable for a period of 84 months commencing on the Vesting date.

The performance condition is that the percentage of Ordinary Shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:

(i)  0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The ‘Shareholder Return Percentage’ will be calculated by deducting 1817.75 pence per share (the “Reference Price”), being the average of the 20 days before August 1, 2016 (being the date of the heads of agreement relating to the proposed combination of Micro Focus and the HPE Software business), from the sum of the ‘Vesting Price’ (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between the announcement date and the vesting date. This will be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

Share based payments continued

On September 20, 2018, the Group announced that, following a review of existing Additional Share Grant ("ASG") awards after the announcement of the forthcoming SUSE sale, ASG awards made to Executive Directors on completion of the HPE Software business acquisition on September 1, 2017 would be cancelled. New ASG awards were granted in order to align with the business plan to deliver value by October 2020 and focus Executive Directors on delivering significant value to shareholders over the 3 years from completion of the Transaction. The Company believes that, in the light of the HPE Software business integration and the wider competitive environment evidenced by recent M&A activity in the software sector, the alignment of the vesting period to September 2020 is essential to provide an effective incentive over the period of the business plan.

The current Executive Directors (Kevin Loosemore, Stephen Murdoch and Chris Kennedy) and those who were Executive Directors at the time of the existing award and remain in employment (Nils Brauckmann and Mike Phillips) agreed to surrender their existing ASG awards made on September 1, 2017 which were due to vest on September 7, 2019.  In return, the Company has made new ASG awards over ordinary shares in the Company as detailed below, which are due to vest on September 1, 2020 (being 3 years from the completion of the Transaction).

Director	Number of granted and cancelled nil cost share options over Ordinary Shares	Number of replacement nil cost options over Ordinary Shares
	‘000	‘000
Kevin Loosemore	1,100	1,100
Stephen Murdoch	500	947
Chris Kennedy[1]	500	676
Mike Phillips	676	676
Nils Brauckmann	500	500
	3,276	3,899
1 The share options awarded to Chris Kennedy’s replacement HPE Software ASGs will lapse as a result of his resignation and subsequent leaving employment in February 2019. This has been reflected in the share options disclosures.

The Total Shareholder Returns (“TSR”) performance thresholds for the new awards are unchanged from the previous awards, save in respect of the period to vesting, and the number of new awards is equal to the number of previous awards which they replace, except for Stephen Murdoch and Chris Kennedy where increases of 447,000 and 176,000 awards respectively have been made to reflect Stephen’s promotion to Chief Executive Officer and to align Chris' awards to those granted to his predecessor.

As new ASG’s have been granted to replace the original ASG’s that have been cancelled, this is treated under IFRS 2 “Share-based payment” as modification of the original ASG grant. Due to the performance conditions attached to them, the fair value for ASG’s is determined using the Monte Carlo simulation method. The fair value of the original awards is determined at the modification date (20 Sept 2018) i.e. replacing the original fair values. The incremental fair value of the new awards over the original awards at the date of modification is recognized in addition to the grant date fair value. The original expense is continued to be recognized over the original service period, the incremental expense is recognized over the remaining service period for the new awards i.e. to September 1, 2020 rather than September 7, 2019.

The weighted average fair value of options granted during the period determined using the Monte-Carlo simulation model was £4.80.

The significant inputs into the model for the 18 months ended October 31, 2018 were:

	18 months ended October 31, 2018	12 months ended April 30, 2017
Weighted average share price at the grant date	£18.35	£11.05
Expected volatility	Between 28.00% - 31.00%	Between 25.81% - 26.11%
Expected dividend yield	Between 3.26% - 5.29%	Between 2.90% - 3.30%
Expected option life	1.96 years	3 years
Annual risk-free interest rate	Between 0.43% - 0.84%	Between 1.71% - 2.08%

The amount charged to the consolidated statement of comprehensive income in respect of the ASGs was $45.6m for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: $6.6m; April 30, 2016: $7.6m). In addition to this $2.5m (12 months ended April 30,: 2017: $7.0m charge; April 30, 2016: $2.8m charge) was credited to the consolidated statement of comprehensive income in respect of national insurance on these share options in the 18 months ended October 31, 2018.

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

Share based payments continued

	October 31, 2018			April 30, 2017
	Weighted average exercise price	Number of Options	Weighted average remaining contractual	Weighted average exercise price	Number of Options	Weighted average remaining contractual
Range of exercise prices	pence	‘000	life (years)	pence	‘000	life (years)
£0.00	-	10,489	5.5	-	3,262	7.6
	-	10,489	5.5	-	3,262	7.6

b)	Sharesave and Employee Stock Purchase Plan 2006
In August 2006, the Company introduced the Micro Focus Employee Stock Purchase Plan 2006 and the Micro Focus Sharesave Plan 2006, approved by members on July 25, 2006. The Group operates several plans throughout the world, but the two main plans are the Sharesave Plan (“Sharesave”) primarily for UK employees and the Employee Stock Purchase Plan (“ESPP”) for employees in the USA and Canada. The Sharesave and ESPP provide for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under these plans, employees make monthly savings over a period (Sharesave 3 years, ESPP 2 years) linked to the grant of an option with an option price which can be at a discount (Sharesave 20%, ESPP 15%) of the market value of the shares on grant. The option grants are subject to employment conditions and continuous savings.

Further Sharesave and ESPP grants were made during the 18 months to October 31, 2018.

	18 months ended October 31, 2018		12 months ended April 30, 2017
	Number of Options	Weighted average exercise price	Number Of Options	Weighted average exercise price
Sharesave	‘000	pence	‘000	pence
Outstanding at May 1	559	1,039	544	862
Exercised	(294)	829	(90)	618
Forfeited	(223)	1,508	(28)	1,001
Granted	454	1,293	133	1,466
Outstanding	496	1,185	559	1,039
Exercisable	47	1,116	-	-

Number of Options ‘000	Date of grant	Exercise price per share pence	Exercise period
1	February 10, 2015	838.4	April 1, 2018 – September 30, 2018
46	August 7, 2015	1,112.0	October 1, 2018 – March 31, 2019
40	February 9, 2016	1,200.0	April 1, 2019 – September 30, 2019
80	August 12, 2016	1,465.6	October 1, 2019 – February 1, 2020
43	February 23, 2018	1,720.0	April 1, 2021 – September 30, 2021
264	August 3, 2018	1,023.0	October 1, 2021 – March 31, 2022
22	August 3, 2018	1,159.0	October 1, 2021 – April 1, 2022
496

	18 months ended October 31, 2018		12 months ended April 30, 2017
	Number of Options	Weighted Average exercise price	Number of Options	Weighted average exercise price
ESPP	‘000	pence	‘000	pence
At May 1	124	1,510	272	1,080
Exercised	(110)	1,598	(93)	998
Forfeited	(32)	1,236	(142)	1,220
Granted	817	1,057	87	1,836
Outstanding	800	1,047	124	1,510
Exercisable	-	1,021	-	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Employees and directors continued

Share based payments continued

Number of Options ‘000	Date of grant	Exercise price per share pence	Exercise period
19	October 1, 2016	1,875.6	October 1, 2018 – December 31, 2018
337	March 1, 2018	1,235.6	March 1, 2020 – May 31, 2020
444	July 1, 2018	868.5	July 1, 2020 – September 30, 2020
800

The amount charged to the consolidated statement of comprehensive income in respect of the Sharesave and ESPP schemes was $2.9m for the 18 months ended October 31, 2018 (12 months ended April 30, 2017: $1.1m; April 30, 2016: $0.9m).

The weighted average fair value of options granted in the Sharesave and ESPP schemes during the 18 months ended October 31, 2018 determined using the Black-Scholes valuation model was £6.28 (12 months ended April 30, 2017: £5.36).

The significant inputs into the model for the 18 months ended October 31, 2018 were:

	18 months ended October 31, 2018	12 months ended April 30, 2017
Weighted average share price at the grant date	£ 15.48	£ 20.56
Expected volatility	between 28.82% - 48.60%	26.95%
Expected dividend yield	between 3.86% - 7.02%	2.60%
Expected option life	two or three years	two or three years
Annual risk-free interest rate	between 1.3% - 1.5%	0.61%

36 Operating lease commitments – minimum lease payments

At October 31, 2018 the Group has a number of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	October 31, 2018	April 30, 2017
	$’000	$’000
Future minimum lease payments under non-cancellable operating leases expiring:
No later than one year	65,831	28,330
Later than one year and no later than five years	139,695	85,008
Later than five years	22,503	28,749
Total	228,029	142,087

The Group leases various offices under non-cancellable operating lease agreements that are included in the table. The leases have various terms, escalation clauses and renewal rights. The minimum lease payments payable under operating leases recognized as an expense in the 18 months ended October 31, 2018 were $103.8m (12 months ended April 30, 2017: $26.3m; 12 months ended April 30, 2016: $23.4m).

37 Contingent liabilities
The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

Shareholder litigation
Micro Focus International plc and certain current and former directors and officers are involved in two class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934.  Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration, and other purportedly false and misleading statements. No liability has been recognized in either case as these are still very early in proceedings and it is too early to estimate whether there will be any financial impact.

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Related party transactions
The Group’s related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 35. There are no loans between the Group and the key management personnel.

Transactions with other related parties.
The following transactions occurred with other related parties:

Contributions made to pension plans by the Group on behalf of employees are set out in note 27.

Sales and purchases of goods and services between related parties are not considered material.

39 Business combinations

Summary of acquisitions

				Consideration
	Carrying value at acquisition	Fair value adjustments	Goodwill	Shares	Cash	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Acquisitions in the 18 months ended October 31, 2018:
HPE Software business	(2,487,916)	4,143,712	4,858,374	6,514,170	-	6,514,170
COBOL-IT	(2,952)	14,026	5,588	-	16,662	16,662
	(2,490,868)	4,157,738	4,863,962	6,514,170	16,662	6,530,832

Acquisitions in the 12 months ended April 30, 2017:
Serena Software Inc.	147,260	(249,306)	379,669	-	277,623	277,623
GWAVA Inc.	618	3,062	12,767	-	16,447	16,447
OpenATTIC	-	4,991	-	-	4,991	4,991
OpenStack	-	-	-	-	-	-
	147,878	(241,253)	392,436	-	299,061	299,061

Acquisitions in the 12 months ended April 30, 2016:
Authasas BV	1,110	10	8,840	-	9,960	9,960
	(2,341,880)	3,916,495	5,265,238	6,514,170	325,683	6,839,853
Acquisitions in the 18 months ended October 31, 2018:

1          Acquisition of HPE Software business
On September 1, 2017, the Company completed the acquisition of HPE's software business ("HPE Software") by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced Merger agreement ("Completion"). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. The fair value of the ordinary shares issued was based on the listed share price of the Company as of August 31, 2017 of $6.5 billion. The costs of acquiring the HPE Software business of $70.1m are included in exceptional items (note 4) and include costs relating to due diligence work, legal work on the acquisition agreement and professional advisors on the transaction.

Consolidated financial statements and notes
Notes to the consolidated financial statements

39 Business combinations continued

Acquisitions in the 18 months ended October 31, 2018 continued:

1          Acquisition of HPE Software business continued

There was judgment used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity which obtains control in the Transaction. The Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and, entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting, as set out below, has been performed on this basis.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value Adjustments	Fair value
	$’000	$’000	$’000
Intangible assets (note 11) [1]	72,825	6,467,000	6,539,825
Property, plant and equipment (note 12)	160,118	-	160,118
Other non-current assets	41,929	-	41,929
Inventories	185	-	185
Trade and other receivables	721,009	-	721,009
Current tax recoverable	496	-	496
Cash and cash equivalents	320,729	-	320,729
Trade and other payables	(686,855)	1,616	(685,239)
Current tax liabilities	(9,942)	-	(9,942)
Borrowings	(2,547,604)	-	(2,547,604)
Short-term provisions	(30,182)	-	(30,182)
Short-term deferred income (note 24) [2]	(701,169)	58,004	(643,165)
Long-term deferred income (note 25) [2]	(116,858)	8,652	(108,206)
Long-term provisions (note 26)	(38,983)	-	(38,983)
Retirement benefit obligations (note 27)	(71,445)	-	(71,445)
Other non-current liabilities	(52,421)	12,145	(40,276)
Deferred tax liabilities [3]	450,252	(2,403,705)	(1,953,453)
Net (liabilities)/assets	(2,487,916)	4,143,712	1,655,796
Goodwill (note 10)	-		4,858,374
Consideration			6,514,170

Consideration satisfied by:
Shares			6,514,170

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,858.4m has been capitalized. The Group made a repayment of working capital in respect of the HPE Software business acquisition of $225.8m in the period.

Trade and other receivables are net of a provision for impairment of trade receivables of $21.5m.

A fair value review has been carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

The fair value adjustments include:
[1]
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of the HPE Software business;

[2]	Deferred income has been valued taking account of the remaining performance obligations;
[3]	A deferred tax liability has been established relating to the purchase of intangibles.

Consolidated financial statements and notes
Notes to the consolidated financial statements

39 Business combinations continued

Acquisitions in the 18 months ended October 31, 2018 continued:

1          Acquisition of HPE Software business continued

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 11):

Fair value
$’000
Technology	1,809,000
Customer relationships	4,480,000
Trade names	163,000
Leases	15,000
6,467,000

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

As a consequence of the HPE Software business transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group’s ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of the HPE Software business from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including ongoing consultation with its tax advisors, to ensure no such triggering actions are taken.

The impact of the results of the HPE Software business acquisition has not been separately disclosed in these Financial Statements as it is not practical to do so as it has been integrated into the Micro Focus Product Portfolio segment.

2          Acquisition of COBOL-IT, SAS

On December 1, 2017, the Group completed on the acquisition of COBOL-IT SAS (“COBOL-IT”). COBOL-IT is in the business of designing, editing and commercialization of software, IT devices and related services.

Consideration of $16.7m consists of completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalized in the 12-month hindsight period following completion, which ended on November 30, 2018. Goodwill of $5.6m (note 14), deferred tax liabilities of $3.9m and purchased intangibles of $14.0m (note 15) (Purchased Technology $1.5m, Customer relationships $12.3m and Trade names $0.2m) and cash of $1.0m were recorded as a result of the COBOL-IT acquisition and no hindsight adjustments were identified.

3          Acquisition of Covertix

On 15 May 2018, the Group entered into an Asset Purchase Agreement (“the agreement”) to acquire certain assets of Covertix, an Israeli company that had entered voluntary liquidation in April 2018. Covertix used their patented solutions to develop and sell security products that offered control and protection of confidential files when shared with both internal and external parties. Prior to entering liquidation Covertix had offices in Israel and the US, with partners in the Netherlands and Singapore.

Under the agreement, the Group paid $2.5 million in cash to acquire certain equipment, patents, licence rights under certain agreements, and seven employees all involved in R&D activities. The purchase completed on July 26, 2018.

Under IFRS 3, the Covertix Ltd. acquisition is considered to be a business combination, however due to the immaterial amount of the transaction, the assets acquired have been recorded at cost and are being amortized over their useful lives within the ledgers of the acquiring entities. The Company did not create a new subsidiary for Covertix and no goodwill has been recorded.

Consolidated financial statements and notes
Notes to the consolidated financial statements

39 Business combinations continued

Acquisitions in the year ended April 30, 2017:

1          Acquisition of Serena Software Inc.

On May 2, 2016, the Group acquired the entire share capital of Spartacus Acquisition Holdings Corp. the holding company of Serena Software Inc. (“Serena”) and its subsidiaries for $277.6m, payable in cash at completion. The Group then repaid the outstanding Serena bank borrowings of $316.7m as at May 2, 2016, making the total cash outflow for the Group of $528.5m, net of cash acquired of $65.8m. The transaction costs for the Serena acquisition were $0.9m ($0.5m was incurred in the 12 months ended April 30, 2016).

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

Serena was integrated into the Micro Focus Product Portfolio and the revenues reported in the Development and IT Operations Management Tools sub-portfolio.

The transaction was funded through the Group’s existing cash resources together with additional debt and equity finance arranged through Barclays, HSBC, the Royal Bank of Scotland and Numis Securities. On May 2, 2016, the Group’s existing revolving credit facility was extended from $225m to $375m and the Group raised approximately £158.2m (approximately $225.7m) through a Placing underwritten by Numis Securities incurring $3.0m of costs associated with the Placing in March 2016.

A fair value review was carried out and finalized on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Goodwill	462,400	(462,400)	-
Intangible assets - purchased [1]	-	317,700	317,700
Intangible assets - other	79	-	79
Property, plant and equipment	1,927	-	1,927
Other non-current assets	167	-	167
Deferred tax asset	15,347	-	15,347
Trade and other receivables	27,362	-	27,362
Cash and cash equivalent	65,784	-	65,784
Borrowings – short-term	(27,712)	-	(27,712)
Trade and other payables	(11,766)	-	(11,766)
Provisions – short-term	(4,045)	-	(4,045)
Current tax liabilities	(3,173)	-	(3,173)
Deferred income – short-term [2]	(72,217)	3,761	(68,456)
Deferred income – long-term [2]	(14,853)	798	(14,055)
Borrowings – long-term	(288,938)	-	(288,938)
Other non-current liabilities	(717)	-	(717)
Deferred tax liabilities [3]	(2,385)	(109,165)	(111,550)
Net assets /(liabilities)	147,260	(249,306)	(102,046)
Goodwill (note 10)			379,669
Consideration			277,623

Consideration satisfied by:
Cash			277,623

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

39 Business combinations continued

Acquisitions in the year ended April 30, 2017 continued:

1          Acquisition of Serena Software Inc. continued
The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 11):

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

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $379.7m has been capitalized.

2          Acquisition of GWAVA Inc.
On 30 September 2016, the Group acquired the entire share capital of GWAVA Inc. (“GWAVA”) and its subsidiaries for $16.4m, payable in cash at completion. The transaction costs for the GWAVA acquisition were $1.5m.

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

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased [1]	-	5,330	5,330
Intangible assets - other 2	1,180	(1,180)	-
Property, plant and equipment	195	-	195
Trade and other receivables	3,096	-	3,096
Cash and cash equivalent	2,389	-	2,389
Trade and other payables	(1,331)	-	(1,331)
Deferred income – short-term [3]	(4,094)	324	(3,770)
Deferred income – long-term	(817)	-	(817)
Deferred tax liabilities [4]	-	(1,412)	(1,412)
Net assets	618	3,062	3,680
Goodwill (note 10)			12,767
Consideration			16,447

Consideration satisfied by:
Cash			16,447

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

39 Business combinations continued

Acquisitions in the year ended April 30, 2017 continued

2          Acquisition of GWAVA Inc. continued

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 10):

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

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $12.8m has been capitalized.

3          Acquisition of OpenATTIC
On November 1, 2016, the Group acquired the OpenATTIC storage management technology and engineering talent from the company it-novum GmbH for a cash consideration of 4.7m Euros ($5.0m). The OpenATTIC technology aligns perfectly with SUSE’s strategy to provide open source, software defined infrastructure solutions for the enterprise and will strengthen SUSE Enterprise Storage solution by adding enterprise grade storage management capabilities to the portfolio. The transaction costs for the OpenATTIC acquisition were $1.2m. OpenATTIC will be included in the Group’s SUSE business disposal (note 19).

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets – purchased technology	-	4,991	4,991
Net assets	-	4,991	4,991
Goodwill			-
Consideration			4,991

Consideration satisfied by:
Cash			4,991

4          Acquisition of OpenStack
During the year ended April 30, 2017, the Group acquired purchased technology and talent from HPE for $nil consideration that will expand SUSE’s OpenStack Infrastructure-as-a-Service (“IaaS”) solution and accelerate SUSE’s entry into the growing Cloud Foundry Platform-as-a-Service (“PaaS”) market, subject to regulatory clearances. The last regulatory clearance was received on March 8,  2017 and the deal was completed then. OpenStack will be included in the Group’s SUSE business disposal (note 19).

The acquired OpenStack technology assets were integrated into SUSE OpenStack Cloud and the acquired Cloud Foundry and PaaS assets will enable SUSE in the future to bring to market a certified, enterprise-ready SUSE Cloud Foundry PaaS solution for all customers and partners in the SUSE ecosystem. Additionally, SUSE has increased engagement with the Cloud Foundry Foundation, becoming a platinum member and taking a seat on the Cloud Foundry Foundation Board.

As part of the transaction, HPE has named SUSE as its preferred open source partner for Linux, OpenStack IaaS and Cloud Foundry PaaS. HPE’s choice of SUSE as their preferred open source partner further cements SUSE’s reputation for delivering high-quality, enterprise-grade open source solutions and services.

Consolidated financial statements and notes
Notes to the consolidated financial statements

Acquisitions in the year ended April 30, 2016

Acquisition of Authasas BV
On July 17, 2015, the Group acquired the entire share capital of Authasas BV, a company registered in The Hague, the Netherlands. The activities of Authasas BV mainly consist of the developing, producing and publishing/selling of authentication software. The consideration was $10.0m and was satisfied using Micro Focus’ existing bank facilities. The acquisition costs incurred of $0.5m were expensed as exceptional items through administrative expenses in the consolidated statement of comprehensive income for the year ended April 30, 2016.

A fair value review was carried out and finalized on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.
Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased [1]	-	3,356	3,356
Intangible assets - other [2]	1,973	(1,973)	-
Property, plant and equipment	14	-	14
Inventory	11	-	11
Deferred tax asset [3]	339	(339)	-
Trade and other receivables	463	-	463
Cash and cash equivalent	106	-	106
Trade and other payables [4]	(1,796)	(68)	(1,864)
Deferred tax liabilities [5]	-	(966)	(966)
Net assets	1,110	10	1,120
Goodwill			8,840
Consideration			9,960

Consideration satisfied by:
Cash			9,960

The fair value adjustments relate to:
[1]
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Authasas BV;

[2]	Other intangible assets relating to product development costs have been written down to nil;
[3]	The deferred tax asset on acquisition has been written down to nil;
[4]	Deferred income has been valued taking account of the remaining performance obligations;
[5]	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows:
Fair value
$’000
Technology	2,545
Customer relationships	811
3,356

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business. The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $8.8m has been capitalized. From the date of acquisition,  July 17, 2015, to April 30, 2016, the acquisition contributed $0.1m to revenue.

Consolidated financial statements and notes
Notes to the consolidated financial statements

40. Cash Flow Statement

	Note	18 months ended October 31, 2018 $’000	12 months ended April 30, 2017[1] $’000	12 months ended April 30, 2016[1] $’000
Cash flows from operating activities
Profit from continuing operations		707,193	124,083	135,979
Profit from discontinued operation		76,940	33,720	26,993
Profit for the period		784,133	157,803	162,972
Adjustments for:
Net interest	6	342,712	95,845	97,348
Taxation	7	(638,875)	38,541	32,424
Share of results of associates		1,809	1,254	2,190
Operating profit		489,779	293,443	294,934
Research and development tax credits		(2,013)	(2,998)	(2,041)
Depreciation	12	95,179	11,794	11,419
Loss on disposal of property, plant and equipment		4,581	520	109
Amortization of intangible assets	11	943,210	236,434	203,313
Share-based compensation charge	35	72,175	34,506	28,793
Exchange movements		(34,505)	(4,890)	(2,915)
Provisions movements	26	142,859	47,266	12,985
Changes in working capital:
Inventories		35	29	28
Trade and other receivables		(408,879)	10,224	(49,175)
Payables and other liabilities		131,333	(33,252)	30,923
Provision utilization	26	(145,012)	(43,476)	(55,639)
Deferred income		131,477	15,375	(16,603)
Pension funding in excess of charge to operating profit		4,092	(183)	(18)
Cash generated from operations		1,424,311	564,792	456,113

1 The comparatives for the 12 months ended April 30, 2017 and April 30, 2016 have been revised to reflect the divestiture of the SUSE business segment (note 19).

Consolidated financial statements and notes
Notes to the consolidated financial statements

41 Post Balance Sheet Events

Atalla
On May 18, 2018 the Company entered into an agreement with Utimaco Inc. (“Utimaco”), under which Utimaco would acquire the Atalla product lines for $20 million in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS placed the deal into investigation in September and final approval was received October 10, 2018. The deal closed on November 5, 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger (“ESKM”) product line, and related supporting assets, including applicable patents and other IP.

Share Buyback
On August 29, 2018, the company announced the start of a share buy-back program for an initial tranche of up to $200m which was extended on November 5, 2018 to the total value of $400m (including the initial tranche). Up to and including February 13, 2019 the company had spent $400m and purchased 22,455,121 shares at an average price of £13.82 per share.  We have extended the buy-back program into a third tranche of up to $110m to be executed in the period from the February 14, 2019, up until the day before the AGM, which takes place on March 29, 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares will expire.

Interset Software Inc. acquisition
On February 15, 2019 the Group completed the acquisition of Interset Software Inc., a worldwide leader in security analytics software that provides highly intelligent and accurate cyber-threat protection. The addition of this predictive analytics technology adds depth to Micro Focus’ Security, Risk and Governance portfolio and aligns with the company’s strategy to help customers quickly and accurately validate and assess risk as they digitally transform their businesses.