Form 20-F
period 2019-10-31
MICRO FOCUS INTERNATIONAL PLC
filed 2020-02-21
CIK 1359711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or
☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the 12 months ended October 31, 2019

or
☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or
☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-38187

Micro Focus International plc

The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom	United Kingdom

Ben Donnelly
Investor Relations and Corporate Communications
c/o Micro Focus International plc
The Lawn, 20-30 Old Bath Road
Newbury, Berkshire RG14 1QN
United Kingdom
Tel: +44 (0) 1635 32646
Email: investors@microfocus.com

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Ordinary Shares and* American Depository Shares, each representing one ordinary share of Micro Focus International plc	MFGP	New York Stock Exchange

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of October 31, 2019, 84,223,580 American Depository Shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒      No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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
In connection with the completion (“Closing”) of the merger between Micro Focus International plc (“the Company” or “the Group”, LSE: MCRO.L, NYSE: MFGP) and HPE Software’s business segment (“HPE Software business”), together the “Enlarged Group” or “Enlarged Company”, the Board of Directors authorized a change of fiscal year end from April 30, 2018 to October 31, 2018 to allow the Company to launch the Enlarged Company’s financial year with effect from November 1, 2018. As a result, the Company was required to file the prior Annual Report on Form 20-F for the period of May 1, 2017 to October 31, 2018.

Audited financial information presented in this Annual Report on Form 20-F is for the 12-month period ended October 31, 2019 and the comparative 18-month period ended October 31, 2018 and the 12-month period ended April 30, 2017.

Exhibit 15.4 further presents the unaudited financial information presented for the 12-month period ended October 31, 2018 and the 6-month period ended October 31, 2017.

Cautionary statement on forward looking statements
The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this annual report are “forward-looking statements” which reflect our current view with respect to future events and financial results.

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

These risks include, but are not limited to, risks and uncertainties regarding:

•	our ability to develop products and services that satisfy the needs of our customers;

•	the effectiveness of our sales force and distribution channels;

•	competition in the markets in which we operate;

•	our ability to attract and retain sufficiently qualified management and key employees;

•
the ongoing integration of HPE Software into the Company, which may impede the ability of the Enlarged Group to obtain the same types and levels of benefits, services and resources that have historically been provided to HPE Software by HPE, which could lead to a failure to realize the anticipated benefits of the merger;

•	our ability to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully;

•	the availability, integrity and security of our IT systems;

•	our ability to comply with national and regional laws and regulations across the various jurisdictions in which the Group operates;

•	our dependence on intellectual property, our ability to protect intellectual property and third-party claims of infringement on intellectual property;

•	our exposure to fluctuations in currency exchange rates and interest rates, which could affect our variable rate indebtedness;

•	restrictions on our ability to secure additional financing or refinance our existing financing;

•	our ability to comply with the covenants under our Credit Facilities (see note 20 of the consolidated financial statements in Item 18);

•	the possibility of being required, in certain circumstances, to make tax indemnification payments to the former owner of the HPE Software business;

•	the impact of future changes to, or interpretations of, US and non-US tax laws;

•	our exposure to political developments in the United Kingdom, including the terms and manner of the UK’s withdrawal from the EU;

•	Our exposure to prevailing macro economic trends;

•	our ability to protect the personal information of our customers;

•	our ability to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting; and

•	our ability to manage the risks involved in the foregoing.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this annual report might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward- looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

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

The selected consolidated income statement data for the 12-months ended October 31, 2019, the 18-months ended October 31, 2018 and the 12-months ended April 30, 2017 and the selected consolidated balance sheet data as at October 31, 2019 and October 31, 2018 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The selected consolidated income statement data for the 12-months ended April 30, 2016 and April 30, 2015 and the selected consolidated balance sheet data as at April 30, 2017, 2016 and 2015 have been derived from our consolidated financial statements not included in this Annual Report on Form 20-F.

The Group’s financial statements reflect the trading performance of the continuing and discontinued operations for the 12-months ended October 31, 2019 compared to the 18-months ended October 31, 2018 and the 12-months ended April 30, 2017.

Within the 12-months, the Group has undertaken one corporate development activity, which has had a material impact on the Group’s reported results:

•
On March 15, 2019 the Group completed the disposal of SUSE, the profits from which have been reported within the profit from discontinued operations in the year. Previously on August 21, 2018, shareholders had voted to approve the proposed transaction whereby the Group agreed to sell its SUSE Product Portfolio at which point the SUSE operating segment met the definition of a discontinued operation under IFRS 5 and was treated as such in these financial statements. This meant that during the 18- months ended October 31, 2018, the SUSE results were excluded from the individual line items of the income statement and balance sheet. SUSE was instead included as a single line entitled “profits from discontinued operations” within the income statement and as an “asset held for sale” or “liability held for sale” on the balance sheet through to the date of disposal. The transaction was completed on March 15, 2019.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 20-F. The information provided below is not necessarily indicative of the results that may be expected from future operations.

Summarized Group consolidated statement of comprehensive income:

	12 months ended October 31, 2019	18 months ended October 31, 2018[1]	12 months ended April 30, 2017	12 months ended April 30, 2016	12 months ended April 30, 2015
	$m	$m	$m	$m	$m
Revenue	3,348.4	4,754.4	1,077.3	991.2	733.4
Cost of sales	(789.9)	(1,302.7)	(216.4)	(202.5)	(83.3)
Gross Profit	2,558.5	3,451.7	860.9	788.7	650.1
Selling and distribution costs	(1,224.8)	(1,764.2)	(363.1)	(312.6)	(252.4)
Research and development expenses	(491.2)	(680.8)	(122.8)	(117.4)	(141.9)
Administrative expenses	(620.8)	(629.9)	(147.6)	(111.5)	(119.2)
Operating profit	221.7	376.8	227.4	247.2	136.6
Finance costs	(282.4)	(350.4)	(96.8)	(98.4)	(56.2)
Finance income	(26.6)	7.7	1.0	1.0	1.2
(Loss)/profit before tax	(34.1)	34.1	131.6	149.8	81.6
Taxation	16.0	673.1	(7.5)	(13.9)	14.3
(Loss)/profit from continuing operations	(18.1)	707.2	124.1	135.9	95.9
Profit from discontinued operation (attributable to equity shareholders of the Company)	1,487.2	76.9	33.7	27.0	5.5
Profit after tax	1,469.1	784.1	157.8	162.9	101.4
Other comprehensive (expense)/income	(306.0)	29.3	(5.7)	0.6	(11.3)
Total comprehensive income for the period	1,163.1	813.4	152.1	163.5	90.1

Attributable to:
Equity shareholders of the Company	1,162.8	813.3	152.2	163.4	90.4
Non-controlling interest	0.3	0.1	(0.1)	0.1	(0.3)
Total comprehensive income for the period	1,163.1	813.4	152.1	163.5	90.1

Continuing and Discontinued Operations
Earnings per share
Basic (cents)	388.50	201.70	68.88	74.50	58.54
Diluted (cents)	384.35	196.17	66.51	71.61	56.71

Continuing Operations
Earnings per share
Basic (cents)	(4.87)	181.91	54.17	62.40	55.36
Diluted (cents)	(4.87)	176.92	52.31	59.97	53.64

1 In the 18 months ended October 31, 2018 certain costs were incorrectly presented as administrative expenses and should have been classified in costs of sale, selling and distribution expenses and research and development expenses. Management has therefore elected to correct the presentation and record these immaterial adjustments to revise the Consolidated Statement of comprehensive income for the 18 months ended October 31, 2018. The revision has no impact on the operating profit, profit for the period, assets and liabilities or cashflows for the 18 months ended October 31, 2018. For further information see the basis of preparation of the Consolidated financial statements in Item 18.

Summarized Group consolidated statement of financial position:

	October 31, 2019	October 31, 2018	April 30, 2017	April 30, 2016	April 30, 2015
	$m	$m	$m	$m	$m
Non-current assets	12,846.7	13,720.5	3,995.5	3,482.6	3,629.7
Current assets	1,448.1	1,917.6	442.2	954.4	460.9
Current assets classified as held for sale	-	1,142.5	-	-	-
Total assets	14,294.8	16,780.6	4,437.7	4,437.0	4,090.6

Current liabilities	1,802.0	2,010.4	944.7	1,061.8	988.0
Current liabilities classified as held for sale	-	437.7	-	-	-
Non-current liabilities	6,216.5	6,540.5	1,879.5	1,781.4	1,824.6
Total liabilities	8,018.5	8,988.6	2,824.2	2,843.2	2,812.6

Net Assets/(Liabilities)	6,276.3	7,792.0	1,613.5	1,593.8	1,278.0

Share Capital	47.2	65.8	39.7	39.6	39.6
Number of shares	363,583,328	436,800,513	229,674,479	228,706,210	228,587,397

	12 months ended October 31, 2019	18 months ended October 31, 2019	12 months ended April 30, 2017	12 months ended April 30, 2016	12 months ended April 30, 2015
Interim dividend 1	58.33	34.60	29.73	16.94	15.40
Interim dividend 2	-	58.33	-	-	-
Final dividend	58.33	58.33	58.33	49.74	33.00
Dividend declared per share (cents)	116.66	151.26	88.06	66.68	48.40

Dividends
The Group’s dividend policy remains unchanged at two times covered by the Adjusted earnings of the Group (defined as profit after tax excluding the effects of share-based compensation, amortization of purchased intangible assets and exceptional items including gain on disposal of discontinued operation), of which one third will be paid as interim and two thirds as final.

The directors announced a final dividend of 58.33 cents per share on February 4, 2020. The total dividend per share in the 12-month period was 116.66 cents.

The dividend will be paid in Sterling equivalent to 44.53 pence per share, based on an exchange rate of £1 =1.31 being the rate applicable on February 3, 2020, the date on which the board resolved to propose the dividend. The dividend will be paid on May 7, 2020 to shareholders on the register at April 14, 2020.

This total dividend is 116.66 cents per share, which is growth of 15.7% on the full year annualized dividend for the 18-months ended October 31, 2018 of 100.84 cents per share.

Due to the change to an 18-month accounting period to October 31, 2018 in prior period, there were two interim dividends and a final dividend made in the prior period.

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

Principal risks and uncertainties
In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the Board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its RMF (“Risk Management Framework”), internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties and potential impacts that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

Products

Principal Risk Description

 To remain successful, the Group must ensure that its products continue to meet the requirements of customers and investment must be effectively balanced between growth and mature products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximize customer value, revenues and corporate performance. The Group has a large number of products, at differing stages of their life-cycle. The extent of investment in each product set needs to be managed and prioritized considering the expected future prospects and market demand.

Potential Impact

 If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of existing maintenance and new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the long- term growth prospects of the Group. The Group’s business and reputation may be harmed by innovation that falls behind competitors, or by errors or defects in its products.

Go-To-Market (“GTM”) Models

Principal Risk Description

For the Group to succeed in meeting revenue and growth targets, it requires successful GTM models across the full product portfolio, with effective strategies and plans to exploit all routes to market, including direct and channel/partner led sales. In addition, the Group must focus the sales force on targeted customer segments and ensure appropriate responses to the market dynamics related to changes in customer buying behaviors. Effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programs. The Group is dependent upon the effectiveness of its sales force and distribution channels to drive licence and maintenance sales and a reference-based selling model.

Potential Impact

Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and positioning the wrong product or solution offerings, reducing the value that customers receive from Micro Focus.

Competition

Principal Risk Description

Comprehensive information about the markets in which Micro Focus operates is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors.

Potential Impact

Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group’s products. If the Group is not able to compete effectively against its competitors, it is likely to lose customers and suffer a decrease in sales, which may result in lost market share and weaker financial performance.

Employees and culture

Principal Risk Description

The retention and recruitment of highly skilled and motivated employees, at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives, and well-communicated vision and values, for the Group to achieve alignment and a common sense of corporate purpose among the workforce.

Potential Impact

Failure to retain and develop skill sets, particularly in sales, IT and research and development, may hinder the Group’s sales and development plans. Weak organizational alignment and inadequate incentivization may lead to poor performance and instability. It could also have an adverse impact on the realization of strategic plans.

Business Strategy and Change Management

Principal Risk Description

The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardize systems and processes. The continued integration of the HPE Software business is complex, with a range of integration and transformation risks. The integration of the HPE Software business with the existing businesses carried on by the Group may be more time consuming and costly than anticipated.

The Group is also executing a series of operational transformation initiatives. These projects expose the Group to significant transformation risks. The Group’s strategy may involve the making of further acquisitions or divestments to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could have a material adverse effect on the Group’s business.

Further, the Group has substantially completed a Strategic & Operational Review, which includes other initiatives that may increase disruption to business as usual activities across the Group.

Potential Impact

Failure to successfully analyze, execute and co-ordinate the implementation and delivery of the core systems and associated business processes with the various integration, divestment and transformation programs may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions and/or initiatives. In addition, this may affect the ability to execute strategic plans for growth.

IT Systems and information

Principal Risk Description

The Group’s operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Following the integration of the HPE Software business the Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment. As set out in Item 4.B. Business Overview, work is underway to transition to a simplified systems architecture. The transition may be more time consuming and costly than anticipated, given the amount of change management that is involved.

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

The Group targets a Net Debt [1] to Adjusted EBITDA [2] ratio of 2.7 times and may require additional debt funding in order to execute its acquisition strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group’s operational and financial flexibility may be restricted by its level of indebtedness and covenants and financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

[1] Net Debt is defined as cash and cash equivalents less borrowings and finance lease obligations.
[2] Adjusted EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment, amortization of intangible assets, exceptional items including the gain on disposal of discontinued operation, share-based compensation, product development intangible costs capitalized and foreign exchange (gains)/losses.

Potential Impact

The relative values of currencies can fluctuate and may have a significant impact on business results. Insufficient access to funding could limit the Group’s ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.

Tax

Principal Risk Description

The tax treatment of the Group’s operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals’ tax arrangements, including the OECD’s Base Erosion and Profit Shifting project and EU state aid rules. As a result of the HPE Software business acquisition, the Group may be required under the Tax Matters Agreement entered into with HPE (the “TMA”) to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of HPE Software business from HPE.

Future changes to US and non-US tax laws could adversely affect the Group. The Group will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Potential Impact

Tax liabilities in various territories in which the Group operates, particularly as a result of the HPE Software business acquisition, could be significantly higher than expected. The Group may be obliged to make indemnification payments to HPE under the TMA, which, if payable, would likely be substantial.

Macro-Economic Environment and Brexit

Principal Risk Description

The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic and political conditions in one or more of the markets in which the Group operates, or by the interruptions posed by external forces such as natural disasters or pandemics. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the UK’s withdrawal from the EU, could have an adverse effect on the Group. Further deterioration of the macro environment could result in more conservatism and longer decision making cycles within the Group’s customer base.

Potential Impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.

Cyber Security

Principal Risk Description

There could be a data security breach (Micro Focus data or customer data) involving personal, commercial or product data, either directly from Micro Focus or a third party. This could occur as a result of a malicious or criminal act, or an inadvertent system error.

Potential Impact Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group’s products.

Internal Controls over financial reporting

Principal Risk Description

Internal controls over financial reporting may not prevent or detect an error, fraud, financial misstatement or other financial loss, leading to a material misstatement in the Group’s financial statements.

Potential Impact

Failure to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting could result in material misstatement in the Group’s financial statements and impair the Group’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at October 31, 2019, management identified a material weakness in the Group’s internal controls over financial reporting, relating to inadequate controls surrounding existing IT applications. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. Please refer to Item 5.B “Management’s annual report on internal control over financial reporting” and Item 15.C “Attestation report of the register public accounting firm”. Although the Group has already begun to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Item 4.	Information on the Company

Item 4. A.	History and development of the company.

Overview

Micro Focus International plc (“Micro Focus”) is a global enterprise software business delivering value to approximately 40,000 customers. Micro Focus helps organizations run and transform their business. Driven by customer-centric innovation, Micro Focus software provides the critical tools customers need to build, operate, secure and analyze the enterprise. Micro Focus delivered revenues of $3,348.4m and profit for the period of $1,469.1m for the 12 months ended October 31, 2019.

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

The Micro Focus Group, headquartered in Newbury, U.K., is a global enterprise software company supporting the technology needs and challenges of the Global 2000. The registered office of the Company is The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (Tel: +44 (0) 1635 565200). Its solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times.

Micro Focus was founded in 1976 and in 1981, it became the first company to win the Queen’s Award for Industry purely for developing a software product. The product was CIS COBOL, a standard-compliant COBOL implementation for microcomputers.  Micro Focus’ COBOL products remain important components of the Micro Focus Product Portfolio, which now extends to more than 300 products.

Micro Focus is one of the world’s largest enterprise software providers. It helps customers digitally transform their organization and achieve growth, while also maintaining the ability to optimize their underlying business processes and overall business spend. Micro Focus offerings are by design, built to bridge the gap between existing and emerging technologies – enabling faster innovation, with less risk, in the race to digital transformation. The Company is at the heart of billions of transactions around the globe, and serves a central role in thousands of business-critical functions, such as testing, process automation, storage, hybrid cloud, security, analytics, compliance and more. Backed by a deep analytics ecosystem, Micro Focus combines a wide range of trusted and proven products and solutions with customer-centric innovation to deliver the speed, agility, security and insights necessary to succeed in today’s rapidly evolving marketplace.

Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 250 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

As of February 19, 2020 (the latest practicable date prior to the date of this Annual Report on Form 20-F), Micro Focus had a market capitalization of £2.67 billion ($3.45 billion).

Micro Focus has more than 40 years of experience in delivering proven, scalable and robust solutions.

The Group’s powering customers’ digital transformation with solutions spanning four key areas:

•	Enterprise DevOps (SPEED)
— Deliver at high speed with low risk

•	Hybrid IT Management (AGILITY)
— Simplify your IT transformation

•	Security, Risk, and Governance (SECURITY)
 — Secure what matters most

•	Predictive Analytics (INSIGHTS)
— Analyze in time to act

The systematic application of the Micro Focus business model is driving better clarity of purpose, the alignment of goals and the creation of a more dynamic environment where execution is faster, operations simpler and people more accountable. Approximately 12,000 employees are working to common goals around our core ability to make, sell and support enterprise-class software across a broad and deep portfolio of more than 300 products. Our team is becoming more accustomed to this performance-based culture focused on delivering value to customers for the long-term.

Acquisitions and Investments

This annual report covers the 12-months ended October 31, 2019 with the comparative periods being the 18-months ended October 31, 2018, and 12-months ended April 30, 2017.

Within the 12-months ended October 31, 2019, the Group has undertaken one corporate development activity, which has had a material impact on the Group’s reported results:

•
On March 15, 2019 the Group completed the disposal of SUSE, the profits from which have been reported within the profit from discontinued operations in the year. Previously on August 21, 2018, shareholders had voted to approve the proposed transaction whereby the Group agreed to sell its SUSE Product Portfolio at which point the SUSE operating segment met the definition of a discontinued operation under IFRS 5 and was treated as such in these financial statements. This meant that during the 18- months ended October 31, 2018, the SUSE results were excluded from the individual line items of the income statement and balance sheet. SUSE was instead included as a single line entitled “profits from discontinued operations” within the income statement and as an “asset held for sale” or “liability held for sale” on the balance sheet through to the date of disposal. The transaction was completed on March 15, 2019.

This transaction had a material impact on the trading performance and presentation of the financial statements.

Details of business combinations including the transaction to acquire Interset Software Inc., for the 12-months ended October 31, 2019 and additional transactions in the 18-months ended October 31, 2018 and the 12-months ended April 30, 2017 can be found in note 38 of the financial statements in Item 18.

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

The period reported is the 12-months ended October 31, 2019. The prior period was 18-month ended October 31, 2018 as a result of moving our year-end from the end of April to the end of October.

This has been a disappointing year. Whilst a significant number of things have been achieved in the year the end result is not in line with the Group’s expectations. The integration of the HPE Software Business has proved more challenging than the Group anticipated resulting in delayed financial performance.

Whilst the Group continues to make progress, this has not been at the pace hoped for, with major IT system reimplementation compounding poor sales execution and productivity.

As a result, on August 29, 2019, the Board of Directors announced a wide-ranging Strategic & Operational review utilizing the expertise of independent third parties to work with the Micro Focus management team in the most extensive review of the business since 2011. This strategic review has re-affirmed the Group’s belief that there is a large section of the Enterprise Software market that is consolidating and that there are value creation opportunities for scale players with operational efficiency and disciplined capital allocation. Notwithstanding the current challenges in execution, the Group believes that Micro Focus remains well positioned to participate in this opportunity.

The review also highlighted some areas where the Group now needs to transform the way things are done in order to better align to the evolving needs of customers and partners. The work on the strategic review is well progressed and a full update on the review and the changes the Group intends to make are set out below.

During the year the Group completed the separation and sale of the SUSE business demonstrating the value of the Group’s approach to portfolio management. Through effective investment and management of the SUSE asset, from being 20% of total revenues of The Attachmate Group when acquired by Micro Focus in November 2014 for $2.3billion, the Group achieved a total cash consideration of $2.5billion for the SUSE asset alone just four years later, at an accounting profit on disposal before tax of $1.8 billion.

Over a number of years, the Group has played a lead role in consolidating a fragmented enterprise software market.

The Group continues to believe consolidation will play a key part in the shareholder value creation and announcements of other significant M&A in the Group’s market confirm that this consolidation is active and relevant.

Segments

The Group operates one segment under IFRS 8:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains both mature software products and high growth offerings that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed within a single Group – with five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernization & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance. The software is sold and supported through a geographic Go-to-Market organization.

Principal markets
Details of the principal markets in which the Group operates including a breakdown of revenue by activity and geographic market is disclosed in note 2 of the financial statements in Item 18.

Seasonality
Micro Focus’ quarterly revenues have historically been affected by a variety of seasonal factors typical of an enterprise software business with a license fee model and the industry in which it operates.

The operating margins of its businesses are generally affected by seasonal factors in a similar manner because its base of largely fixed costs remains consistent throughout the year. Micro Focus believes that this trend will continue in the future and that its total revenue will continue to peak in the fourth fiscal quarter of each year. In aligning the financial year end of the Enlarged Group to October 31 following Closing in the prior year, Micro Focus the fourth quarter license fee peak moved from April 30, 2018 to October 31, 2018. Maintenance and subscription fee renewals are spread throughout the financial year, however, there is a seasonal peak in the quarter ending January 31 as a result of the calendar year end, which coincides with the financial year-end of a large number of other companies.

The Micro Focus Strategy and Business Model

The Group has undertaken the most comprehensive review of the business since 2011. A leading Global Investment Bank and other specialist advisors supported the work undertaken.
The review covered:

-	Evaluation of the full range of the strategic alternatives for value creation; and

-
An assessment of where the Group stands now in of its efforts to fully integrate the HPE Software business and the overall execution capability within the Company and the improvements required to accelerate progress

In order to enable better clarity and provide the necessary context, a summary of the key issues, the progress made within this reporting period and the outcome of the review is set out below.

Assessment of Key issues and Progress to Date

The key issues that have emerged related to overall execution, market changes and the integration of the HPE Software business acquisition. All of these issues are understood in detail, progress has been made and there is clear visibility of what remains to be done in the near term. This is set out below.

1.	Operational Systems and Business Processes

The HPE Software business acquisition presented the typical challenges associated with making a large and complex acquisition and significant additional complexities relating specifically to this being a carve-out of a division from a much larger parent.

To enable this “carve out”, HPE designed and initiated the build of new IT systems, new business processes and identified the key functions and people required to support a standalone organization. The adoption of these purpose built systems and business processes across the enlarged group was one of the key benefits expected from the acquisition.

In reality, the systems were proven to be not fit for purpose, the business processes were overly complex, and the organizational design was highly fragmented. This has continued to have a material impact to core business operations, execution levels and overall productivity.

The Group has deployed significant resources to stabilize these systems and in parallel execute a comprehensive programme of work to address the more structural changes required.

The objective of these changes is to deliver a single set of business applications and infrastructure built on simplified or completely re-designed business processes which are anticipated to drive operational improvements and efficiencies.

Notable progress includes:

-
The design, build and deployment of a fully standalone IT hardware infrastructure was completed on time and budget. This significant and critical undertaking allowed us to migrate from the shared environment with HPE.

-
Organizational consolidation in each of the Finance and HR functions has advanced and will consolidate operations from more than 60 locations into 5 global and regional Centers of Excellence to enable effective scale, lower costs and efficiency.

-
Rationalization of our legal entity structure and standardization of company policies and processes. When complete the Group expects to simplify the Group structure from over 300 companies to approximately 100 which will bring significant improvements in efficiency and cost.

The remaining major work item is the completion of the project to build the single business application architecture. When complete this work is expected to deliver the platform for materially improved execution through more streamlined business operations and effective scale to drive operational and cost efficiencies creating a platform for future growth.

2. Go-to-Market Organization

Through multiple acquisitions, the business has inherited a mix of regional and product orientated go-to-market models. These differences have led to inconsistent approaches to customer engagement and the associated deployment of resources and when combined with the systems issues outlined above impacted overall levels of execution and predictability of performance. This led to reduced productivity and elevated levels of staff attrition.

Progress has been made in stabilising staff attrition and hiring levels have increased to drive towards stable sales headcount. The process of on-boarding new people has been improved and investments made in better enablement and training to reduce the time it takes to get new sales teams fully productive. Investments have also been made in delivering tactical improvements to systems and reporting tools whilst replacement business systems are developed.

The approach to date has been to drive improvement through iterative and incremental change. This has now been replaced by a more accelerated approach in order to drive fundamental changes on a global basis to deliver the necessary improvements to the organisation. The new model and approach is summarised later in this section.

3.	Product Portfolio

The operating model for product development drove “siloed” execution leading to disconnected strategies and limited cross- portfolio leverage of skill or capability. Customer engagement in the development of product strategies was insufficient and resulted in product roadmaps that did not fully exploit the advantages of significant customer installed bases and strong market positions. This combination led to reduced adoption of our latest technology which in turn limits our ability to cross and upsell.

The operating model has been re-structured to drive collaboration and the leverage of innovation across portfolios to both strengthen existing offerings and reduce time to market. Core product roadmaps have been re-shaped in every portfolio with the major remedial, corrective actions in product design now complete.

The improved collaboration enabled our product teams to deliver over 500 product releases during the period with examples of this more customer centered innovation being delivered. Notably:

-	New Robotic Process Automation, Artificial Intelligence and
-	Natural Language Processing capabilities,
-	Delivering container technology to enable flexible deployment,
-	User, Entity & Behavioural Analytics capabilities to enhance security capabilities
-	Enabling customers to process huge volumes of data in the cloud or within their own environment but with cloud scale economics.

The immediate execution focus is to ensure customers fully understand our product strategy and are able to deploy our latest technology releases successfully.

4.	Revenue Composition & Alignment to Strategy

Professional services revenue has needed to be realigned to support the Micro Focus product strategy rather than to generate standalone services revenue and some of the key SaaS offerings were not engineered correctly to create a profitable and sustainable source of incremental revenue.
The amount of revenue impacted and the actions and time required to correct this were greater than the Group initially anticipated but there is now a clear path to completion.

Professional services revenue has been broadly stable for the last 3 quarters and is on track to be stable on a year-over- year basis by the end of the 12 months ended October 31, 2020 (“FY20”). The remedial product roadmap work for the impacted SaaS offerings is complete and the remaining activities will be completed within the next six months. Impacted customers now have a clear path forward and delivery of the transition is driven by customer demand.

STRATEGIC & OPERATIONAL REVIEW: CONCLUSIONS AND NEXT STEPS

The Strategic & Operational review is substantially complete, and in the opinion of the Board, has confirmed that:

-	The fundamentals underpinning the Group’s model and approach remain valid

-	The Group underestimated the challenges that have emerged in the integration of the HPE Software business.

-
The key issues in relation to execution and integration are understood in detail, progress has been made and there is clear visibility of what remains to be done and this now needs to be driven to conclusion

-
Whilst the Group has been addressing these challenges, the pace of change within the Enterprise software market has accelerated and the Group now needs to evolve our business model to capture the opportunities for significantly improved performance that exist within a number of our portfolios

Given the above and having completed a full evaluation of the alternative strategic options available, the Board has concluded that, at this time, the greatest opportunity for value creation is through the successful execution of the following key initiatives:

Evolve – our operating model

Objective: improve product portfolio positioning and external visibility

Given the pace of change in our industry the Group needs to both accelerate and improve the visibility of our product strategies and drive a more differentiated approach to operational management and investment levels in certain portfolios.

When the Group acquired SUSE as part of The Attachmate Group, the Group recognised the need to run this portfolio differently and essentially as a separate business. The market opportunity for Security and Big Data is such that a similar, differentiated approach to investment and operational management will be adopted for these product lines.

Over the medium term the Group’s goal is to develop broadly autonomous businesses operating within the Group. This will happen in two phases and take 12-24 months to complete. During the first phase the Group will re-align organizational structures, build new capability within these portfolios and re-focus product and market positioning where required. In phase two the Group plans is to run these portfolios broadly autonomously and report performance discretely within the overall Group performance updates.

Accelerate – transition of certain portfolios to SaaS or subscription based revenue model

Objective: Improve portfolio positioning and revenue composition

The Strategic & Operational review has highlighted the need for a more definitive approach and accelerated transition to Subscription and SaaS based offerings as part of the Group’s future portfolio strategy. The transition will be managed over multiple financial periods with an initial focus on products where this model is the emerging or de-facto market standard.

The Group’s goal is to deliver incremental improvements in revenue trajectory alongside a structured and disciplined transition to SaaS and Subscription for some of our products. During FY20 the Group will begin the transition of Vertica, seek to grow existing and introduce new offerings in Security and build upon existing initiatives in ADM and ITOM with accelerated progress in these portfolios during 2021.

Driving this transition more systematically and faster will lead to improved competitiveness, higher contract value and customer retention rates combined with greater revenue predictability.

Transform – our Go-to-Market function

Objective: Improve overall productivity and predictability of performance

In order to drive consistent and sustained improvements in sales effectiveness a more fundamental restructuring of our go-to-market organisation is now underway. The Group has now accelerated the implementation of a new global operating plan and management system, supplemented by improved infrastructure and a single, consistent sales methodology and investment in the enablement of our teams. The goal of which is to drive significantly improved and increased levels of customer engagement.

Effective execution should over time ensure our resource alignment is better optimised to the opportunities in the marketplace for the Group’s portfolio and drive productivity improvements, improve renewal rates and exploit cross-selling opportunities within our broad portfolio.

Complete – core systems and operational simplification priorities

Objective: deliver the operational systems and business processes that form the platform for operational effectiveness and efficiencies

The review confirmed the critical priority of driving the Group’s systems work to successful conclusion to capture the significant operational improvements and associated efficiencies evident and achievable within the business.

The major piece of structural work outstanding is the project to deliver the single set of business application systems architecture required to fully integrate our business operations.

The Group is encouraged with progress made to date but as previously communicated this is a complex multi-period IT project, further complicated by our SOX requirements which limits the opportunity to make substantial system changes in the second half of FY20. As such a decision on whether the Group executes in line with the Group’s timetable or have to re-phase will be made in the second quarter and communicated as part of the Group’s interim results.

Business Model

The typical stages of a product life cycle are from new product introduction through to high growth to broad adoption and maturity, to decline and ultimately obsolescence.

The Group delivers trusted and proven enterprise software that helps customers address the four core pillars of digital transformation: Enterprise DevOps, Hybrid IT Management, Security, Risk & Governance and Predictive Analytics. This is accomplished not by chasing unproven opportunities, but instead by taking a customer-centric approach to investment and innovation and delivering software that addresses specific use cases that allow our customers to run and transform their businesses, while also protecting the investments they have already made in our offerings. In addition, the Group delivers solutions that are open and integrated, and help bridge existing and emerging technologies. This combination allows customers to build an eco-system that serves their long-term needs and ultimately achieve lasting success in an ever-evolving marketplace.

Current portfolio – underpinning the business model and clear execution and investment discipline

When considering investment priorities, both organic and inorganic, the Group first assess how added resources will influence the Group’s ability to deliver value within the four core pillars of digital transformation. Then the Group evaluates its options within each portfolio against a set of characteristics mapped to each stage of the adoption cycle, as represented in the table below.

New Models
Products (Robotic Process Automation) or consumption models (cloud) that open new opportunities could become growth drivers or represent emerging use cases that the Group needs to be able to embrace.

Growth Drivers
Products or enabling technology (Artificial Intelligence/ Machine Learning) with consistent growth performance and market opportunity to build the future revenue foundations of the Group.

Optimize
Products with declining revenue performance driven by the market or execution. Investments directed to correct trajectory to move back to the core category or focused to optimize long-term returns.
Core Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended.

How the Group runs the business

Core to the Micro Focus strategy and operating model is the consistent delivery of “customer- centric innovation”. By delivering enterprise software that meets customers’ needs, and by allowing them to leverage their current investment while also taking advantage of the latest innovations, and applying emerging technologies (e.g. Artificial Intelligence/Machine Learning), Micro Focus helps customers derive added and sustained value and respond to changes in the marketplace much quicker without the need to re-skill the workforce and/or invest in cumbersome upgrades.

The Group’s success starts with a deep portfolio of intellectual property, and requires investment discipline, methodical execution, and a keen attention to delivery in all stages of the software lifecycle. The end result for customers is sustained long-term value, for the Group’s employees it offers a challenging and dynamic workplace and for our investors this leads to robust margins, value creation, and meaningful return on investment.

The customer proposition

What sets us apart	What drives our business		What this means for our customers

Strong products and intellectual property with a track record of customer success

The Group’s technology is trusted and proven in the market, and deeply embedded in customers’ core business systems and processes.

	Bridging now and next The Group bridges the now and the next, future-proofing existing customer investments and enabling them to address new problems and take advantage of emerging technologies.	>
Improved return on investment and reduced risk

so customers can extend productive use and maximize return on investment (“ROI”) and derive ongoing value without causing large scale disruption to the ongoing business needs.

Broad portfolio

While the Group’s portfolio is broad, the Group has focused its efforts to ensure that it is aligned around the key problem areas for customers. This allows the Group to deliver solutions across the four core pillars of digital transformation, which is a topic that is top-of-mind in virtually every boardroom

Intelligent innovation

The Group makes smart and informed decisions about where and when to invest to ensure that the right trade-offs are made and the right innovations are delivered to customers in a consumable way across a variety of consumption models.
		>	Greater agility so customers can ensure they are responding rapidly to market demands across a broad spectrum of domains in a way that works for their budget and planning.

Customer-centric innovation

The Group takes the time to listen to customers and fully understand their needs and use cases so that the Group can deliver solutions which meet their needs in the context of their operating environment.

The four-box model

The Group’s investment priorities consider opportunities in all stages of the product lifecycle to ensure that the Group maximizes the value delivered to the customers over the entire life of a product and in the context in which it will be used.
>
Reliability and scalability

so customers can scale to the needs of the enterprise while trusting that the solutions they are investing in will continue to evolve as the market and their needs change – thus allowing them to deliver on their current needs and adapt and change tomorrow.

What this means for our investors

	What sets us apart	What drives our business		What this means for our investors

1	The Group operates at size and scale As one of the world’s largest enterprise software providers, the Group has economies of scale – leveraging shared functions and resources across our portfolio.
A disciplined financial operating model

The Group has a broad, highly experienced management team, skilled in applying the Micro Focus financial and operating model to help enable effective and timely decision making.
			>	Return on investment Industry-leading operating margins and meaningful shareholder returns over the long-term.

2
Highly cash generative portfolio

The Group has a broad portfolio of products with significant market positions and high switching costs. This generates significant recurring revenue streams and cash generation.
		Efficiency in capital allocation Efficient investment in capital whether organic or inorganic.	>	Cash returns Exceptional levels of cash generation and returns to shareholders.

Marketplace

Digital transformation is a necessity for market success

The software marketplace is rapidly evolving. A combination of technology advances, evolving customer expectations, process evolutions (e.g. digitization) and new business models are forcing executives to rethink prior IT strategies.

Until recently, these executives had to make top-line/bottom- line tradeoffs in determining how to evolve – deciding between investments that would help the organization derive value and those that will help optimize costs and manage risk.

Powering digital transformation

With the stakes so high and so many variables to consider, IT executives have to prioritize what will have the greatest impact to their businesses. Typically, four core elements are identified that they wish to achieve with their digital transformation initiatives: they want to move faster, have greater agility as an organization, secure what matters most, and leverage insights to streamline processes, speed decision making and drive value. These four core pillars align directly to established – yet historically disconnected – software markets: Enterprise DevOps, Hybrid IT Management, Security, Risk & Governance and Predictive Analytics.

Because digital transformation initiatives often overlap, organizations today are not just looking for software providers that can deliver these solutions in isolation, but instead can deliver a holistic and integrated set of offerings across these pillars.

With a broad portfolio that addresses all four core pillars of digital transformation, Micro Focus is in a strong position to deliver on customers’ primary digital transformation objectives.

HOW THE GROUP SUPPORTS EACH OBJECTIVE

Speed Deliver at high speed with low risk	Enterprise DevOps
DevOps is essential to the Digital Transformation of a business and is a foundational change in how an organization delivers value to its customers. With Micro Focus, organizations can reliably scale DevOps across all environments, from mainframe to cloud – quickly bringing innovative ideas to life at the pace your business demands. Now speed and quality can go hand in hand.

Agility Simplify your IT transformation	Hybrid IT Management
Diverse, unpredictable, and constantly changing, hybrid IT brings with it a new level of complexity that cannot be controlled by conventional management methods. With our solutions, customers can simplify that complexity and transform IT into an agile, services-driven organization. Business success in our digital-first world depends on it.

Security Secure what matters most	Security, Risk & Governance
Cyber threats are escalating. Aging apps and processes (along with new ones) are full of unforeseen risks. Privacy and compliance requirements are mounting. And point solutions don’t offer the scope, vision, or cross-silo analytics needed for these Company-wide challenges. With our solutions, you can take a holistic, analytics-driven approach to securing what matters most – identities, applications, and data.

Insights Analyze in time to act	Predictive Analytics
Lakes of data are valuable only if you can surface the insights hidden within their depths. With our solutions, you can leverage machine learning to transform unlimited volumes of data into accurate, actionable, automated insights – at the speed of your business. Now you’re ready to make predictions and influence business outcomes.

Building on the existing strength of this broad portfolio, Micro Focus has taken the next critical step in adapting to customer needs and delivering integrated solutions. Significant investments have been made to leverage intellectual property across product groups and to solve more complex challenges, including embedding our Vertica big data analytics  platform into a number of solutions and combining portfolios to address broad-reaching privacy/GDPR requirements. The Group also provided customers with more choice in terms of consumption models (e.g. Software as a Service) and new offerings (e.g. Robotic Process Automation) to address the changing market demands

Product groups
The Micro Focus Product Portfolio consists of five product groups as set out below. Our product groups are uniquely positioned to deliver a holistic set of digital transformation solutions, while helping customers optimize their existing software investments.

Application Modernization & Connectivity (AMC)

Micro Focus’ Application Modernization and Connectivity solutions help customers unlock business value across a hybrid IT infrastructure. With software that is optimized to bridge the old and the new, these solutions help modernize core business systems – e.g., moving mainframe to the Cloud – to ultimately lower cost and improve speed and agility.

Case Study: Advanced

The Challenge:
This software and technology vendor wanted to bring a new SaaS accounting offering to market that had both scalability and high-availability built in. With millions of lines of code, rewriting was never an option – instead the company needed to evolve its offering to the Cloud.

Products and Services:
-	Micro Focus Visual COBOL
-	Micro Focus COBOL Server with Docker Container support

Results:
-	Accelerated on-boarding of new customers – from days to minutes
-	Streamlines DevOps processes with continuous testing and deployment
-	Expedited time-to-market with Docker-based deployment to AWS
-	Integrated with a choice of RDBMS, including open-source

Application Delivery Management (ADM)

Micro Focus’ Application Delivery Management solutions help organizations build an integrated, end-to-end software delivery process to achieve speed without compromising quality. By employing Artificial Intelligence (AI) and advanced analytics, and fostering automation and collaboration, Micro Focus enables IT and product teams to quickly bring ideas to life – regardless of their methodology, technology or delivery model.

Case Study: McGraw Hill

The Challenge:
This multi-national educational publisher found that managing test assets and load generators was a time-consuming operation, where issues and errors caused unacceptable delays and impacted market reputation.

Products and Services:
-	Micro Focus LoadRunner Cloud

Results:
-	Automated testing to speed up processes and reduce time-to-market
-	Reduced project duration by eliminating the need to re-do work
-	Increased test levels to improve application quality
-	Freed up staff to conduct more creative engineering work

IT Operations Management (ITOM)

Micro Focus ITOM solutions simplify the complexity of managing hybrid IT environments. They are built to accelerate the service fulfilment lifecycle, strengthen IT service assurance and governance, and help business users easily engage with IT. Powered by analytics and automation, they seamlessly connect Micro Focus and third-party solutions to enable IT transformation in support of digital transformation.

Case Study: Vodafone

The Challenge:
One of the world’s leading mobile communications providers needed to align IT closer to the business, as well as deliver new services fast by automating hybrid IT monitoring and achieving end-to-end visibility.

Products and Services:
-	Micro Focus Operations Bridge

Results:
-	Reduced alarms by 70%
-	Minimized noise levels through event correlation and consolidation
-	Improved team collaboration with DevOps approach
-	Increased focus on development and service enhancement

Security

Micro Focus Security software helps organizations take a holistic, relationship-based, analytics-driven approach to securing what matters most – identities, applications, and data. Common use cases include using these solutions to govern privileges, to enforce access controls, to unity identity stores, to embed strong security and best practices into DevOps processes, and to discover data, determine access, and guard it wherever it resides.

Case Study: Dubai Electricity and Water Authority

The Challenge:
The energy and utility organization, based in the United Arab Emirates, needed to merge its Information Technology and Operation Technology initiatives so that data could be shares between systems and improve threat intelligence and device monitoring.

Products and Services:
-	Micro Focus ArcSight Data Platform
-	Micro Focus ArcSight Enterprise Security Manager
-	Micro Focus ArcSight Investigate

Results:
-	Reduced security alarms by 30%
-	Increased risk mitigation rate to 98%
-	Condensed meter fraud with AI-driven detection
-	Achieved 99% device availability through increase visibility

Information Management & Governance (IM&G)

Micro Focus’ Information Management & Governance solutions help customers analyze, understand and control data – to derive value and manage risk associated with enterprise information. Solutions are typically used to address privacy, compliance, and governance requirements, as well as to attain actionable insights that enable customer behavior analytics, cognitive search, and Internet of Things operations, and security analytics.

Case Study: University of Bern

The Challenge:
One of the largest universities in Switzerland found that, without its own file-sharing system, its academics were instead using third-party offerings. This practice compromised security and placed the university and the individuals at risk.

Products and Services:
-	Micro Focus Filr Advanced Edition

Results
-	Enhanced collaboration, facilitating teaching and research
-	Reduced reliance on third-party file-sharing services, minimizing information security risks
-	Improved data protection with complete control over storage and access

Item 4. C.	Organizational structure.

The Group is organized to make software, sell software and support software. The Group’s parent company is Micro Focus International Plc, whose shares are listed on the London Stock Exchange. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange

As at October 31, 2019, the Group had a presence in 48 countries worldwide and employed approximately 12,100 people.

A full list of the Group’s subsidiaries can be found in Exhibit 8.1 of Item 19.

Item 4. D.	Property, plants and equipment.

The Group leases various offices under non-cancellable operating lease agreements. The properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs.  The Group’s headquarters are located at premises in Newbury, England. The Group owns or leases properties amounting to over 2.4 million square feet of space, in over 40 countries worldwide. Two individual leased properties are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space. The lease on this facility expires in 2024, with an option to extend for a further three, 5-year periods. The Group’s current annual rent under this lease is $8.2 million. Since March 1, 2019, part of the property has been sublet. Current annual sub-lease income is $1.0 million. The other property is located in Santa Clara, California, where the Group currently leases approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further 5-year period. The Group’s current annual rent under this lease is $4.6 million.

The information set forth under the headings:

•	“Property, plant and equipment” in note 12 of the “Notes to the consolidated financial statements” in Item 18;

•	“Operating lease commitments – minimum lease payments” in note 34 of the “Notes to the consolidated financial statements” in Item 18.

Item 4A.	Unresolved Staff Comments

There are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before October 31, 2019.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of the Company and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Micro Focus for:

•	the 12 month period ended October 31, 2019, as compared to the 18 month period ended October 31, 2018; and
•	the 18 month period ended October 31, 2018, as compared to the 12 month period ended April 30, 2017.

The following discussion and analysis contains forward-looking statements. See “Risk Factors” and “Cautionary Statement on Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. The following should be read in conjunction with the Group’s consolidated financial statements and the notes thereto included in Item 18. The following discussion and analysis contains forward-looking statements. See “Cautionary Statement on Forward-Looking Statements’’ on page 5 and “Risk Factors” in Item 3D on pages 10 to 15 in this Annual Report on Form 20-F for a discussion of the uncertainties, risks and assumptions associated with these statements.

Item 5. A.	Operating results.

Business Overview
This annual report covers the 12 months ended October 31, 2019 with the comparative periods being the 18 months ended October 31, 2018 and 12 months ended April 30, 2017.

The Group has undertaken one material corporate development activity within the 12 months ended October 31, 2019:

•          On August 21, 2018, shareholders voted to approve the proposed transaction whereby the Group agreed to sell its SUSE Product Portfolio. On approval of this vote, the SUSE operating segment meets the definition of a discontinued operation under IFRS 5, which results in the SUSE performance being excluded from the individual line items of the income statement and balance sheet. SUSE is instead included as a single line entitled “profits from discontinued operations” within the income statement and as an “asset held for sale” or “liability held for sale” on the balance sheet. The transaction was completed on March 15, 2019 and the SUSE business segment has been treated as discontinued in these financial statements.

Results of Operations

The  results of operations should be read in conjunction with the consolidated financial statements included under Item 18 in this Annual Report on Form 20-F. The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

All narrative within this report focuses on the continuing operations unless otherwise stated.

The results of discontinued operations are shown as a single amount on the face of the Consolidated statement of comprehensive income in Item 18 comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented in Item 18 including the discontinued operations. Results and cash flows of the discontinued operation for the three reported periods are shown in note 37 of the financial statements in Item 18.

12 month period ended October 31, 2019, as compared to the 18 month period ended October 31, 2018

The Group changed accounting year end in the prior year from April 30, 2018 to October 31, 2018 as a result the comparative period is for the 18-month period ended on October 31, 2018. Therefore, substantial period-on-period decreases due to the shorter period of account in the current reporting period are shown. The presentation excludes the discontinued SUSE business from individual line items for each of the reporting periods presented below.

The 18-month period to October 31, 2018 also only included 14 months of results for the acquired HPE Software business.

	12 months ended October 31, 2019	18 months ended October 31, 2018
Continuing operations	$m	$m
Revenue	3,348.4	4,754.4
Operating profit (before exceptional items)	515.9	915.0
Exceptional items	(294.2)	(538.2)
Operating profit	221.7	376.8
Net finance costs (excluding exceptional items)	(255.8)	(336.9)
Exceptional finance costs	-	(5.8)
(Loss)/profit before tax	(34.1)	34.1
Taxation	16.0	673.1
(Loss)/profit from continuing operations	(18.1)	707.2
Profit from discontinued operation	1,487.2	76.9
Profit for the period	1,469.1	784.1

Revenue
In the 12 months ended October 31, 2019, the Group generated revenue of $3,348.4 million, which represents a decrease of $1,406.0 million (29.6%) on the $4,754.4 million in 18 months ended October 31, 2018.

	12 months ended October 31, 2019	18 months ended October 31, 2018	Period-on – period change
Continuing operations	$m	$m	%
Licence	800.0	1,213.7	(34.1)%
Maintenance	2,057.6	2,861.6	(28.1)%
SaaS & other recurring	279.7	373.9	(25.2)%
Consulting	217.9	366.3	(40.5)%
Revenue before haircut	3,355.2	4,814.5	(30.3)%
Deferred revenue haircut	(6.8)	(61.1)	(88.9)%
Total Revenue	3,348.4	4,754.4	(29.6)%

Revenue in the table above and the subsequent trends in this section are presented before the impact of the deferred revenue haircut, which represents the unwinding of a fair value adjustment to acquired deferred revenue.

Period-on-period movements in revenue are not indicative of underlying trading performance as the current period is for the 12 months ended October 31, 2019 and the comparative period is for the 18 month period October 31, 2018 therefore, revenue shows a significant decline as a result of this shorter accounting period. In addition, partially offsetting the impact of the shorter accounting period on the percentage revenue declines, the results of Hewlett Packard Enterprise (‘‘HPE’’) are included for the full period in the 12 months ended October 31, 2019 where as they are only included for 14 months of the 18 month period ended October 31, 2018. The impact of the results of the HPE Software business acquisition has not been separately disclosed in this report as it is not practical to do so as it was been integrated into the Micro Focus Product Portfolio segment in the prior year and is not operated or reported separately.

As a result, the level of decline period on period, is not indicative of the underlying performance trend. However, the underlying trading performance of the four revenue streams if considered on a like-for-like basis would still show a declining trend in revenue in the period of review albeit to a lesser level. The underlying declining revenue trend in the period of review resulted from inconsistent execution and greater than expected complexities arising from the integration of HPE as well as volatile macro-economic conditions and changing buying behavior leading to the delay of customer investment decisions.

The narrative below focusses on the period-on-period decreases which are primarily driven by the short period of account.

Revenue by stream performance

Licence revenue decreased by $413.7 million (34.1%) to $800.0 million in the 12 months ended October 31, 2019 compared with $1,213.7 million in the 18 months ended October 31, 2018.

The licence revenue decrease primarily related to the shorter period of account. In addition, underlying performance if considered on a like for like basis, would show a decline in revenue in the year, continued to be impacted by operational issues impacting sales execution and, as such, performance volatility. In particular in the third quarter of the financial year the challenging macro environment resulted in a slowdown in customer purchases. This environment improved marginally in the fourth quarter but short-term volatility remains a continued risk to new business in future trading periods.

The stabilization of licence revenue is a key objective of the Strategic & Operational Review and the steps outlined within Item 4. B of this annual report are the focus areas required to improve the performance in future periods.

Maintenance revenue decreased by $804.0 million (28.1%) to $2,057.6 million in the 12 months ended October 31, 2019 compared with $2,861.6 million in the 18 months ended October 31, 2018.

The maintenance revenue decrease primarily related to the shorter period of account. In addition, underlying performance if considered on a like for like basis, would show a decline in revenue in the year, was impacted by one-off events such as the disposal of Atalla and moving to selling to the US Government through a strategic partner rather than direct.

In addition, the HPE Software business transaction brought a greater than anticipated level of complexity, which has required us to address a range of specific legacy, issues which are taking time to work through. These have a distortive effect on the underlying trends within the business. For example, Winback initiatives, which the Group implemented to recover previous customer terminations, were paused for systems reasons and then restarted.

As such, the Group does not see the underlying decline if considered on a like for like basis to be indicative of our underlying maintenance revenue trend and the Group anticipates an improvement in the underlying rate of decline in future periods.

Renewal rates vary at a product level but across the portfolio the Group continue to see renewal rates consistent with historical rates.

SaaS and other recurring revenue decreased by $94.2 million (25.2%) to $279.7 million in the 12 months ended October 31, 2019 compared with $373.9 million in the 18 months ended October 31, 2018.

The SaaS and other recurring revenue decrease primarily related to the shorter period of account. In addition, underlying performance during the year if considered on a like for like basis, would show a decline in revenue in the year, reflected deliberate actions taken by the Group to rationalize unprofitable operations and practices and refocus resources and investments to deliver the product enhancements required for long-term success. The resulting underlying recurring revenue decline if considered on a like for like basis was in line with the Group’s expectations during the current financial year, which will allow the Group to deliver a more sustainable expected growth in SaaS revenue at a higher profit margin in the medium-term.

As a result of the Strategic & Operational Review, outlined within Item 4. B, the Group will be accelerating the transition of certain aspects of the portfolio to subscription and SaaS revenue models. In the next financial year, the Group will begin the transition of Vertica to subscription and accelerate the transition of certain products within the Security portfolio to SaaS, before undertaking similar transitions in ADM and ITOM in future periods. This transition will be delivered over multiple financial periods in a controlled and disciplined manor prioritizing key products and will be undertaken alongside the intention to deliver incremental improvements in revenue performance year-on-year.

Consulting revenue decreased by $148.4 million (40.5%) to $217.9 million in the 12 months ended October 31, 2019 compared with $366.3 million in the 18 months ended October 31, 2018.

The consulting revenue decrease primarily related to the shorter period of account. In addition, underlying performance during the year if considered on a like for like basis, would show a decline in revenue in the year, reflected a managed decline as the Group continued to focus only on consulting engagements that are directly related to the Group’s software portfolio.

In the 12 months ending October 31, 2020, the decline in Consulting will moderate as the actions undertaken in the current financial year conclude and the current and prior reporting periods will both be for 12 months.

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

12 months ended October 31, 2019:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	$m	$m	$m	$m	$m
Application Modernization & Connectivity (AMC)	170.9	326.1	-	11.7	508.7
Application Delivery Management (ADM)	130.3	485.4	87.8	18.2	721.7
IT Operations Management (ITOM)	237.5	645.8	11.0	127.5	1,021.8
Security	185.7	416.7	35.0	43.9	681.3
Information Management & Governance (IM&G)	75.6	183.6	145.9	16.6	421.7
Subtotal	800.0	2,057.6	279.7	217.9	3,355.2
Deferred revenue haircut	-	(6.0)	(0.8)	-	(6.8)
Total Revenue	800.0	2,051.6	278.9	217.9	3,348.4

The 18 months ended October 31, 2018 is shown in note 2 of the financial statements in Item 18.

Operating costs

	12 months ended October 31, 2019	18 months ended October 31, 2018	Period-on- period change %
Continuing operations	$m	$m
Cost of sales	789.9	1,302.7	(39.4)%
Selling and distribution costs	1,224.8	1,764.2	(30.6)%
Research and development expenses	491.2	680.8	(27.8)%
Administrative expenses	620.8	629.9	(1.4)%
Total operating costs	3,126.7	4,377.6	(28.6)%

Total operating costs. Total operating costs for the period decreased by $1,250.9 million, or 28.6% to $3,126.7 million in the 12 months ended October 31, 2019 as compared to $4,377.6 million in the 18 months ended October 31, 2018.

The single largest component of costs relates to employee costs therefore the shorter period of account in the current year, only 12 months versus 18 months in the prior period, means that most cost categories are significantly reduced. The narrative below explains the other key movements excluding employee costs. The exception to this is administrative expenses which is discussed further below.

Cost of sales. Cost of sales decreased by $512.8 million, or 39.4% to $789.9 million in the 12 months ended October 31, 2019 as compared to $1,302.7 million in the 18 months ended October 31, 2018.

The costs in this category predominantly relate to our consulting and helpline support operations, amortization of product development costs and amortization of acquired technology intangibles all of which are directly reduced by the shorter period of account in the current period.

The amortization of intangible product development costs decreased by $15.3 million from $42.0 million in the 18 months ended October 31, 2018 to $26.7 million in the 12 months ended October 31, 2019, primarily due to the change in period of account.

The amortization of intangible purchased technology costs decreased by $80.4 million from $280.5 million in the 18 months ended October 31, 2018 to $200.1 million in the 12 months ended October 31, 2019, primarily due to the change in period of account and the halting of amortization on SUSE related intangibles after the disposal was announced last year.

Exceptional items decreased by $52.8 million from $65.4 million in the 18 months ended October 31, 2018 to $12.6 million in the 12 months ended October 31, 2019. Exceptional items are discussed later in this section.

After excluding the above, the remaining reduction in costs of sales of $364.3 million relates primarily to the reduction in period of account.

Selling and distribution costs. Selling and distribution costs decreased $539.4 million, or 30.6% to $1,224.8 million in the 12 months ended October 31, 2019 as compared to $1,764.2 million in the 18 months ended October 31, 2018.

The costs in this category predominantly relate to our sales organization, the amortization of trade names and amortization of acquired customer relationships all of which are directly reduced by the shorter period of account in the current period.

The amortization of intangible trade names and customer relationships costs decreased by $127.0 million from $572.7 million in the 18 months ended October 31, 2018 to $445.7 million in the 12 months ended October 31, 2019, primarily due to the change in period of account.

Exceptional items decreased by $30.4 million from $39.2 million in the 18 months ended October 31, 2018 to $8.4 million in the 12 months ended October 31, 2019. Exceptional items are discussed later in this section.

After excluding the above, the remaining reduction in selling and distribution of $382.0 million relates primarily to the reduction in period of account.

Research and development expenses. Research and development expenses decreased by $189.6 million, or 27.8% to $491.2 million in the 12 months ended October 31, 2019 as compared to $680.8 million in the 18 months ended October 31, 2018.

The capitalization of intangible product development costs decreased by $27.9 million from $44.4 million in the 18 months ended October 31, 2018 to $16.5 million in the 12 months ended October 31, 2019.

Exceptional items decreased by $17.4 million from $17.4 million in the 18 months ended October 31, 2018 to nil in the 12 months ended October 31, 2019. Exceptional items are discussed later in this section.

After excluding the above, the remaining decrease in research and development expenses of $189.9 million relates primarily to the 12 versus 18 months reporting period.

Administrative expenses. Administrative expenses decreased by $9.1 million, or 1.4% to $620.8 million in the 12 months ended October 31, 2019 as compared to $629.9 million in the 18 months ended October 31, 2018.

The amortization of purchased software intangibles increased by $3.4 million from $30.7 million in the 18 months ended October 31, 2018 to $34.1 million in the 12 months ended October 31, 2019 as the useful life of certain purchase software was revised resulting in an increased amortization charge. Share-based compensation costs increased by $4.5 million from $64.3 million in the 18 months ended October 31, 2018 to $68.8 million in the 12 months ended October 31, 2019 as a result of timing of the issue of share options under the Long-term Incentive Plan in the prior year which meant only 1 month charge was included in the prior period versus a full years charge in the current period.

Foreign exchange movements have moved from a gain of $37.3 million in the 18 months ended October 31, 2018 to a loss of $11.2 million in the 12 months ended October 31, 2019 resulting in an increase in admin expenses period on period of $48.5 million.

Offsetting these movements, exceptional items decreased by $142.5 million from $416.2 million in the 18 months ended October 31, 2018 to $273.7 million in the 12 months ended October 31, 2019. Exceptional items are discussed later in this section.

Operating profit

In the 12 months ended October 31, 2019, the Group generated operating profit of $221.7 million, which represents a decrease of 41.2%, $155.1 million on the $376.8 million for the 18 months ended October 31, 2018. The Group had adopted an 18-month accounting period, which ended on October 31, 2018. As a result, the comparison to the previously reported 18 months ended October 31, 2018 presents substantial period-on-period decreases due to the shorter period of account in the current reporting period. Explanations of the major underlying movements in the reported operating profit decline have been included in the revenue and cost discussions above.

In addition, exceptional costs (included within operating profit) have decreased from $538.2 million in the 18 months ended October 31, 2018, to $294.2 million in the 12 months ended October 31, 2019. Exceptional costs are considered below.

In addition, the amortization of intangible assets decreased from $903.1 million in the 18 months ended October 31, 2018, to $716.5 million in the 12 months ended October 31, 2019, related to the additional amortization in the period of technology, trade names, customer relationships established on the acquisition of Interset Software Inc and the impact of the 18-month period of account. The reduction in amortization is not just a result of the reduction in the accounting period as the majority of the amortization is on the intangibles resulting from the HPE acquisition which were only included for 14 months of the 18 month period of account compared to 12 months in the period ended October 31, 2019. The main components of this reduction are included in the discussion on cost by category above.

Exceptional items (included within operating profit)

	12 months ended October 31, 2019	18 months ended October 31, 2018
Exceptional items	$m	$m
MF/ HPE Software business integration related:
System and IT infrastructure costs	126.3	114.4
Integration costs	119.6	147.6
Severance	32.1	129.1
Property costs	16.3	29.9
MF/ HPE Software business integration related costs	294.3	421.0
HPE Software business acquisition / pre-acquisition costs	(3.9)	70.1
Integration in respect of previous acquisitions	-	17.0
Other acquisition costs	5.4	-
Property costs relating to previous acquisitions	-	8.2
Divestiture gain on Atalla	(3.7)	-
Severance costs relating to previous acquisitions	-	0.6
Pre-disposal costs in relation to SUSE	-	21.3
Other costs	2.1	-
Total exceptional costs (reported in Operating profit)	294.2	538.2

In the 12 months ended October 31, 2019, exceptional costs totaled to $294.2 million. Exceptional costs predominantly relate to the integration of the HPE Software business and the costs incurred in the 12-month period include:

•	System and IT infrastructure costs of $126.3m principally reflect the IT migration of the Micro Focus business onto a single IT platform;

•	Integration costs of $119.6m across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;

•	Severance costs of $32.1m in relation to ongoing headcount reductions as the Group continues to remove duplication and streamline the continuing operations; and

•	Property costs of $16.3m as the Group continues the process of simplifying the real estate footprint.

As communicated previously, the Group anticipates total exceptional charges in relation to the HPE Software business integration of $960.0m of which $715.2m has been incurred to date. The Group initially expected to incur exceptional costs in relation to the HPE Software business integration of $420.0m in the 12 months ended October 31, 2019, which compares to an actual charge of $294.3m in the financial year. This variance is driven by the phasing of integration programs.

This is a complex multi-period IT project, complicated by our SOX requirements, which limits the opportunity to make substantial system changes in the second half of FY20.  As such a decision on whether the Group executes the IT project in line with The Group’s timetable, the end of calendar year 2020, or have to re-phase will be made in the second quarter and communicated as part of the Group’s interim results.

Net finance costs
Net finance costs (excluding exceptional items) were $255.8 million in the 12 months ended October 31, 2019.  The finance costs predominantly relate to the associated interest on the term loans put in place as part of the transaction to acquire the HPE Software business. Included within the $255.8 million is $46.7 million in relation to the amortization of facility costs and original issue discounts which were paid on initiation of the term loans.

The decline in net finance costs (excluding exceptional items) between the periods of $81.1m, 24.1% from $336.9 million for the 18 months ended October 31, 2018 to $225.7 million for the 12 months ended October 31, 2019 reflects a $61.6 reduction in finance costs and a $19.5m increase in finance income. The reduction in finance costs primarily reflects a decrease in interest on bank borrowings of $51.1 million from $276.5 in the 18 months ended October 31, 2018 to $225.4 million in the 12 months ended October 31, 2019 as a result of the shorter accounting period. The increase in finance income primarily reflects an increase in bank interest earned of $12.7 million as a result of interest income earned on cash deposits held following the completion of the SUSE divestment until the Group returned $1.8 billion of proceeds to shareholders.

The Group hold interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spinco, Inc. (the company used to acquire the software business of HPE) from October 19, 2017 to September 30, 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives 1-month USD LIBOR.

Taxation
The Group’s reported tax credit for the 12 months ended October 31, 2019 was a credit of $16.0 million (18 months ended October 31, 2018: credit of $673.1 million, primarily due to the one-off impact of US tax reforms).

(Loss)/profit after tax from continuing operations
The loss after tax from continuing operations was $18.1 million in the 12 months ended October 31, 2019, compared to a profit after tax from continuing operations of $707.2 million in the 18 months ended October 31, 2018.

Profit from discontinued operation
Profit from discontinued operation of $1,487.2 million in the 12 months ended October 31, 2019, reflects the profits generated from the SUSE portfolio of $28.7 million in the period to March 15, 2019 together with the profit on the sale of SUSE of $1,458.5 million when sold on March 15, 2019. In the 18 months ended October 31, 2018, the SUSE portfolio generated a profit from discontinued operation of $76.9 million.

Earnings per share
The table below sets out the Earnings per Share (“EPS”). The Group is also required to present EPS for both the continuing and discontinued operations.

	12 months ended October 31, 2019		18 months ended October 31, 2018
	Basic Cents	Diluted [1] Cents	Basic Cents	Diluted Cents
Continuing operations	(4.87)	(4.87)	181.91	176.92
Discontinued operation	393.37	389.16	19.79	19.25
Total EPS	388.50	384.35	201.70	196.17

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended October 31, 2019 ($18.4 million), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended October 31, 2019 of $1,468.8 million and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

In the 12 months ended October 31, 2019, the Group generated a Basic EPS from continuing operations of (4.87) cents. This compares to 181.91 cents in the 18 months ended October 31, 2018. The decrease was primarily driven by the lower overall of continuing earnings as previously explained.

Following the completion of the SUSE transaction, the Group returned $1.8 billion of proceeds to shareholders, in addition to the $540 million of share buy backs. As a result, the total share count has reduced from 426.9 million to 333.4 million during the period, which somewhat offset the decline in EPS due to reduced earnings.

18 months ended October 31, 2018 compared to the 12 months ended April 30, 2017

The Group changed accounting year end from April 30, 2018 to October 31, 2018 as a result the period is for the 18-month period ended on October 31, 2018 and the comparative period is for 12 months ended April 30, 2017. As a result the movements, period on period presents substantial increases due to the longer period of account in the 18 months to October 31, 2018 reporting period. The presentation excludes the discontinued SUSE business from individual line items for each of the reporting periods presented below. In addition, the 18-month period to October 31, 2018 includes 14 months of results for the acquired HPE Software business which significantly increased the size of the Group and also results in substantially increases period on period.

	18 months ended October 31, 2018	12 months ended April 30, 2017
Continuing operations	$m	$m
Revenue	4,754.4	1,077.3
Operating profit (before exceptional items)	915.0	324.7
Exceptional items	(538.2)	(97.3)
Operating profit	376.8	227.4
Net finance costs (excluding exceptional items)	(336.9)	(95.8)
Exceptional finance costs	(5.8)	-
(Loss)/profit before tax	34.1	131.6
Taxation	673.1	(7.5)
(Loss)/profit from continuing operations	707.2	124.1
Profit from discontinued operation	76.9	33.7
Profit for the period	784.1	157.8

Revenue

In the 18 months ended October 31, 2018, the Group generated revenue of $4,754.4 million, which represents an increase of $3,677.1 million (341.3%) on the $1,077.3 million in 12 months ended April 30, 2017. The increase in trading was driven by the acquisition of the HPE Software business, which materially increased the scale of the operations, combined with the longer period of account. The impact of the results of the HPE Software business acquisition has not been separately disclosed in this report as it is not practical to do so as it has been integrated into the Micro Focus Product Portfolio segment.

	18 months ended October 31, 2018	12 months ended April 30, 2017	Period-on – period change
Continuing operations	$m	$m	%
Licence	1,213.7	308.4	293.5%
Maintenance	2,861.6	727.6	293.3%
SaaS & other recurring	373.9	-	n/a
Consulting	366.3	48.2	660.0%
Revenue before haircut	4,815.5	1,082.2	344.2%
Deferred revenue haircut	(61.1)	(6.9)	785.5%
Total Revenue	4,754.4	1,077.3	341.3%

Revenue in the table above and the subsequent trends in this section are presented before the impact of the deferred revenue haircut, which represents the unwinding of a fair value adjustment to acquired deferred revenue.

The HPE Software acquisition and the long period of account has resulted in revenue increasing 341.3% between the two reporting periods. However, this period-on-period increase is not indicative of the underlying trading performance of the four revenue streams which if considered on a like-for-like basis would show a declining trend over the period of review. From November 1, 2017, the HPE Sof/tware operations were integrated with the Micro Focus Product Portfolio and the business was operated and reported on as one consolidated operating segment. The declining trend was further impacted by a number of factors, which management consider to be largely one-off transitional effects of the combination with the HPE Software business, rather than underlying issues with the end market of the product portfolio. Since identifying these issues, substantial investment was made in stabilizing the IT platform and the business re-structured the go-to-market organization to better align customer coverage and improve customer engagement levels. This re-structuring was supplemented with additional investment in better training and enablement and increased hiring of customer facing sales resources to ensure the function was fully staffed at October 31, 2018. Additional actions focused on driving improved execution discipline across the Company.

The narrative below focusses on the period-on-period increases which were all driven by the long period of account and the increase in scale following the acquisition of the HPE Software business.

Revenue by stream performance

Licence revenue increased by $905.3 million (293.5%) to $1,213.7 million in the 18 months ended October 31, 2018 compared with $308.4 million in the 12 months ended April 30, 2017.

Maintenance revenue increased by $2,134.0 million (293.3%) to $2,861.6 million in the 18 months ended October 31, 2018 compared with $727.6 million in the 12 months ended April 30, 2017. Maintenance is a recurring revenue stream and is driven by the volume and value of maintenance revenue attached (or sold) with new license sales, the number of customers you are able to win back (following cancellation) and finally the level of renewals. The trend associated with all of these has remained broadly consistent between the two periods with exception of License volume which if considered on a like-for-like basis would indicate a declining trend in the period for the reasons set out above.

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

18 months ended October 31, 2018:

	Licence	Maintenance	Consulting	SaaS & other recurring	Total
Continuing operations	$m	$m	$m	$m	$m
Application Modernization & Connectivity (AMC)	256.3	497.6	17.9	-	771.8
Application Delivery Management (ADM)	185.4	646.7	41.6	114.1	987.8
IT Operations Management (ITOM)	363.2	869.9	192.8	15.1	1,441.0
Security	291.6	580.2	81.4	41.6	994.8
Information Management & Governance (IM&G)	117.2	267.2	32.6	203.1	620.1
Subtotal	1,213.7	2,861.6	366.3	373.9	4,815.5
Deferred revenue haircut	(7.6)	(42.7)	(2.0)	(8.8)	(61.1)
Total Revenue	1,206.1	2,818.9	364.3	365.1	4,754.4

Revenue by product group for the 12 month period ended April 30, 2017 is included in note 2 to the Consolidated financial statements in Item 18.

Operating costs

	18 months ended October 31, 2018	12 months ended April 30, 2017
Continuing operations	$m	$m
Cost of sales	1,302.7	216.5
Selling and distribution costs	1,764.2	363.1
Research and development expenses	680.8	122.8
Administrative expenses	629.9	147.5
Total operating costs	4,377.6	849.9

Total operating costs. Total operating costs increased by $3,527.7 million, or 415.1% to $4,377.6 million in the 18 months ended October 31, 2018 as compared to $849.9 million in the 12 months ended April 30, 2017.

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

Cost of sales. Cost of sales increased by $1,086.2 million, or 501.7% to $1,302.7 million in the 18 months ended October 31, 2018 as compared to $216.5 million in the 12 months ended April 30, 2017.

The costs in this category predominantly relate to our consulting and helpline support operations, amortization of product development costs and amortization of acquired technology intangibles. The amortization of intangible product development costs increased by $19.6 million from $22.4 million in the 12 months ended April 30, 2017 to $42.0 million in the 18 months ended October 31, 2018. The amortization of intangible purchased technology costs increased by $221.4 million from $59.0 million in the 12 months ended April 30, 2017 to $280.5 million in the 18 months ended October 31, 2018, primarily due to the acquisition of the HPE Software business. Exceptional items increased by $62.5 million from $2.9 million in the 12 months ended April 30, 2017 to $65.4 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in cost of sales of $782.8 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

Selling and distribution costs. Selling and distribution costs increased $1,401.1 million, or 385.9% to $1,764.2 million in the 18 months ended October 31, 2018 as compared to $363.1 million in the 12 months ended April 30, 2017.

The amortization of intangible trade names and customer relationships costs increased by $425.6 million from $124.3 million in the 12 months ended April 30, 2017 to $549.8 million in the 18 months ended October 31, 2018, primarily due to the acquisition of the HPE Software business. Exceptional items increased by $33.7 million from $5.5 million in the 12 months ended April 30, 2017 to $39.2 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in selling and distribution costs of $941.7 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

The average monthly number of people in sales and distribution increased by 4,234 (197.6%) from 2,141 to 6,375 in the 18 months ended October 31, 2018 when compared with the 12 months ended April 30, 2017. This is reflected in the increases in both cost of sales and selling and distribution costs.

Research and development expenses. Research and development expenses increased by $558.0 million, or 454.4% to $680.8 million in the 18 months ended October 31, 2018 as compared to $122.8 million in the 12 months ended April 30, 2017.

The capitalization of intangible product development costs increased by $16.7 million from $27.7 million in the 12 months ended April 30, 2017 to $44.4 million in the 18 months ended October 31, 2018. Exceptional items increased by $10.6 million from $6.8 million in the 12 months ended April 30, 2017 to $17.4 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in research and development expenses of $564.1 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

The average monthly number of people in research and development increased by 3,076 (164.0%) from 1,876 to 4,952 in the 18 months ended October 31, 2018 when compared with the 12 months ended April 30, 2017. This is reflected in the increase in research and development costs above.

Administrative expenses. Administrative expenses increased by $482.4 million, or 327.1% to $629.9 million in the 18 months ended October 31, 2018 as compared to $147.5 million in the 12 months ended April 30, 2017.

The amortization of purchased software intangibles increased by $29.6 million from $1.1 million in the 12 months ended April 30, 2017 to $30.7 million in the 18 months ended October 31, 2018.Share-based compensation costs increased by $32.8 million from $31.5 million in the 12 months ended April 30, 2017 to $64.3 million in the 18 months ended October 31, 2018. Foreign exchange gains increased by $34.4 million from $2.9 million in the 12 months ended April 30, 2017 to $37.3 million in the 18 months ended October 31, 2018. Depreciation of property, plant and equipment increased by $78.9 million from $9.7 million in the 12 months ended April 30, 2017 to $88.6 million in the 18 months ended October 31, 2018. Exceptional items increased by $334.1 million from $82.0 million in the 12 months ended April 30, 2017 to $416.2 million in the 18 months ended October 31, 2018. Exceptional items are discussed later in this section. After excluding the above, the remaining increase in administrative expenses of $41.3 million relates primarily to the 18 versus 12 months reporting period and the transformational acquisition of the HPE Software business.

The average monthly number of people in administration increased by 740 (114.6%) from 646 to 1,386 in the 18 months ended October 31, 2018 when compared with the 12 months ended April 30, 2017. This is reflected in the increase in administrative expenses above.

Operating profit

In the 18 months ended October 31, 2018, the Group generated operating profit of $376.8 million, which represents an increase of 65.7% on the 12 months ended April 30, 2017. The operating profit increased due to the 18-month accounting period combined with the impact of the HPE Software business transaction in the period ended October 31, 2018. The acquisition has been transformational for the business and has substantially increased the scale of the Group’s operations. In addition, exceptional costs (included within operating profit) have increased from $97.3 million in the 12 months ended April 30, 2017, to $538.2 million in the 18 months ended October 31, 2018. Exceptional costs are considered below.

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

Exceptional items (included within operating profit)

	18 months ended October 31, 2018	12 months ended April 30, 2017
Exceptional items	$m	$m
MF/ HPE Software business integration related:
System and IT infrastructure costs	114.4	-
Integration costs	147.6	-
Severance	129.1	-
Property costs	29.9	-
MF/ HPE Software business integration related costs	421.0	-
SUSE and other divestiture costs	21.3	-
HPE Software business acquisition / pre-acquisition costs	70.1	58.0
Integration in respect of previous acquisitions	17.0	27.7
Other acquisition costs	-	2.6
Property costs relating to previous acquisitions	8.2	5.6
Severance costs relating to previous acquisitions	0.6	3.4
Total exceptional costs (reported in Operating profit)	538.2	97.3

In the 18 months ended October 31, 2018, exceptional costs totaled to $538.2 million. Exceptional costs predominantly related to the integration of the HPE Software business and the costs incurred in the 18-month period included:

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

The Group anticipates exceptional charges in relation to the HPE Software business integration of $960 million of which $421.0 million has been incurred at October 31, 2018.

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

The Group hold interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spinco, Inc. (the company used to acquire the software business of HPE) from October 19, 2017 to September 30, 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives 1-month USD LIBOR.

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

	18 months ended October 31, 2018		12 months ended April 30,2017
	Basic Cents	Diluted Cents	Basic Cents	Diluted Cents
Continuing operations	181.91	176.92	54.17	52.31
Discontinued operation	19.79	19.25	14.71	14.20
Total EPS	201.70	196.17	68.88	66.51

Consolidated statement of financial position as at October 31, 2019 and October 31, 2018

Summarized Consolidated statement of financial position

The Group’s Consolidated statements of financial position are presented in the financial statements in item 18. Summarized versions are presented below.

	October 31, 2019	October 31, 2018
		$m
Non-current assets	12,846.7	13,720.5
Current assets	1,448.1	1,917.6
Current assets classified as held for sale	-	1,142.5
Total assets	14,294.8	16,780.6

Current liabilities	1,802.0	2,010.4
Current liabilities classified as held for sale	-	437.7
Non-current liabilities	6,216.5	6,540.5
Total liabilities	8,018.5	8.988.6
Net assets	6,276.3	7,792.0

Total equity attributable to owners of the parent	6,275.0	7,791.0
Non-controlling interests	1.3	1.0
Total equity	6,276.3	7,792.0

The net assets of the Group have decreased by $1,515.7 million from $7,792.0 million to $6,276.3 million between October 31, 2018 and October 31, 2019.

In the period, the key movements were as follows:

•
Non-current assets decreased by $873.8 million to $12,846.7 million primarily due to amortization of intangible assets of $716.5 million and a decrease in goodwill of $160.5 million following a review of the allocation of goodwill to foreign operations (note 10 of the “Notes to the consolidated financial statements” in Item 18)

•
Current assets decreased by $469.5 million from $1,917.6 million to $1,448.1 million primarily due to a decrease in cash and cash equivalents of $265.2 million, a decrease in trade and other receivables of $239.1 million, offset by an increase in current tax receivables of $15.6 million and an increase contract-related costs of $19.3 million as a result of transition to IFRS 15. Trade and other receivables decreased due to a reduction of aged receivables of $100.8 million and a reduced current balance of $111.4 million. The reduction in the financial year has been a key focus of the finance team and an important part of the ongoing stabilization of the business and mitigation of potential risk on the balance sheet.

•
Current assets and current liabilities classified as held for sale as at October 31, 2018 reflected primarily the assets and liabilities of SUSE business segment, which were disposed of on March 15, 2019.

•
Current liabilities decreased by $208.4 million, primarily due to a $65.9 million reduction in trade and other payables driven by the bonus provision reducing to nil during the year and a $88.8 million decrease in contract liabilities (deferred revenue) balance due to the decline in sales.

•
Non-current liabilities decreased by $324.0 million from $6,540.5 million to $6,216.5 million, primarily due to a reduction of $171.6 million of borrowings (repayments of $212.6 million in the period), a reduction of $183.4 million in deferred tax liabilities, offset by a derivative liability of $36.5 million, which was previously recorded as a non-current asset but is now a liability as floating interest rates have declined period on period such that the rate received by the Group is below the fixed rates paid by the Group.

•
Total equity attributable to the owners of the parent decreased by $1,516.0 million from $7,791.0 million to $6,275.0 million, driven primarily by a Return of Value to shareholders of $1,800.0 million, dividends paid to shareholders of $439.2 million , share buy-backs from shareholders of $538.8 million, offset by $1,469.1 million of profit for the period.

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

As at October 31, 2019, cash and cash equivalents was $355.7 million.  The company also has a $500.0 million Revolving Credit Facility (which is undrawn as at October 31, 2019). In addition, as a public listed company Micro Focus has access to equity capital markets for fund raising if required. There are no current plans to issue additional equity.

The directors believe that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next twelve months.

12 months ended October 31, 2019 compared to the 18 months ended October 31, 2018

The Group changed its year end in 2018 from April 30, 2018 to October 31, 2018 and as a result reported an 18-month accounting period for the period ended October 31, 2018. As a result, the comparison of the 12 months ended October 31, 2019 to the previously reported 18 months ended October 31, 2018 presents substantial period-on-period decreases due to the shorter period of account in the current reporting period.

Cash flows from operating activities
Net cash generated from operating activities decreased by $260.0 million, or 28.2%, to $661.8 million in the 12 months ended October 31, 2019 as compared to $921.8 million in the 18 months ended October 31, 2018.

This is primarily due to a decrease of $368.0 million in cash generated from operations, arising primarily from a $230.3 million decrease in operating profit (attributable to continuing and discontinued operations and discussed in operating results presented in Item 5.A). In addition, expenditure to settle amounts included in provisions reduced in the year partly as a result of the shorter accounting period and also as the level of restructuring spend reduced in the period. These were offset by a decrease in working capital outflows of $165.9 million and a $67.9 million increase in tax paid as tax attributes used in the prior year to reduce the cash tax was fully utilized in the prior year, offset by a $74.7 million decrease in interest paid resulting from the shorter accounting period and $101.2 million decrease in bank loan costs which related to the new term loans in the 18 month period ended October 31, 2018.

The working capital outflow in the 12 months ended October 31, 2019 was $121.2 million, compared with a $287.0 million outflow in the 18 months ended October 31, 2018. This was primarily caused by significant improvements in the collection of  trade receivables during the period, overdue trade receivables reduced by $100.8 million and current receivables by $111.4 million, this was offset by a reduction in trade and other payables due to the timing of payment of exceptional costs.

Cash flows from investing activities
Net cash from investing activities increased by $1,903.3 million, or 1,064.5%, to $2,082.1 million in the 12 months ended October 31, 2019 as compared to net cash used in investing activities of $178.8 million in the 18 months ended October 31, 2018.

Excluding the net cash received from the disposal of the SUSE business of $2,473.5 million, offset by the tax paid on the divestiture gain of $264.6 million, in the 12 months ended October 31, 2019 and the net cash of $321.7 million acquired with acquisitions in the 18 months ended October 31, 2018, the remaining movement in cash flows from investing activities remains broadly the same between the two periods.

Cash flows used in financing activities
Net cash used in financing activities increased by $2,364.2 million, or 367.6%, to $3,007.3 million in the 12 months ended October 31, 2019 as compared to $643.1 million in the 18 months ended October 31, 2018.

This increase in net cash used in financing activities of $2,364.2 million is primarily due to:

•	an increase of $373.0 million related to share buy-backs and related expenses being $544.7 million in the 12 months ended October 31, 2019 and $171.7 million in the 18 months ended October 31, 2018;

•
an increase of  $1,300.0 million in relation to the Returns of Value to shareholders being $1,800.0 million in the 12 months ended October 31, 2019 and $500.0 million in the 18 months ended October 31, 2018;

•
a net decrease in bank borrowing proceeds or repayments of $1,003.5 million, being net repayments of $212.6 million in the 12 months ended October 31, 2019 and net proceeds of $790.9 million in the 18 months ended October 31, 2018;

•
a decrease of $103.0 million in dividends paid to shareholders being $439.2 million in the 12 months ended October 31, 2019 and  $542.2 million in the 18 months ended October 31, 2018 as only one interim dividend was paid in the year ended October 31, 2019 compared to two in the longer prior period; and

•	the prior period included a $225.8 million repayment of working capital in respect of HPE Software acquisition, with no similar payments in the current period.

18 months ended October 31, 2018 compared to the 12 months ended April 30, 2017

Cash flows from operating activities
Net cash generated from operating activities increased by $469.4 million, or 103.8%, to $921.9 million in the 18 months ended October 31, 2018 as compared to $452.4 million in the twelve months ended April 30, 2017.

This was primarily due to an increase of $859.4 million in cash generated from operations, arising from a $196.4 million increase in operating profit from the enlarged group, together with an increased intangibles amortization charge add-back of $706.8 million offset by a $220.7 million increase in interest paid, $94.5 million increase in bank loan costs and $74.8 million increase in tax paid. This was primarily as a result of the transformational acquisition of the HPE Software business.

Cash flows from investing activities
Net cash from investing activities increased by $768.4 million, or 130.3%, to $178.7 million in the18 months ended October 31, 2018 as compared to net cash used in investing activities of $589.7 million in the twelve months ended April 30, 2017.

This increase in net cash generated from investing activities was primarily due to the net effect of an increase in net cash acquired with acquisitions of $253.5 million, an increase in payments for intangible assets of $60.7 million, an increase of $28.4 million in payments for property, plant and equipment, a decrease of repayment of bank borrowings on acquisitions of $316.7 million, and a decrease in payments for acquisitions of subsidiaries of $279.8 million, partially offset by an increase of $18.1 million in payments for intangible assets. This was primarily as a result of the transformational acquisition of the HPE Software business.

Cash flows from financing activities
Net cash used in financing activities increased by $267.7 million, or 71.3%, to $643.0m in the 18 months ended October 31, 2018 as compared to $375.3 million in the 12 months ended April 30, 2017.

This increase in net cash used in financing activities of $267.7 million was primarily due to an increase of $863.8 million in proceeds from bank borrowings and a reduction of $119.1 million of repayment of bank borrowings, offset by cash outflows of $171.7m from the purchase of treasury shares, $500.0 million in relation to the Return of Value, $225.8 million repayment of working capital in respect of HPE Software acquisition, and an increase in dividends paid to shareholders of $364.6 million.

Contractual Commitments

	October 31, 2019	October 31, 2018
	$m	$m
Bank loan secured	4,775.0	4,996.9
Unamortized prepaid facility arrangement fees and original issue discounts	(104.3)	(151.0)
	4,670.7	4,845.9

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At May 1, 2017	1,515.2	-	-	-	80.0	1,595.2
Acquisitions	-	-	2,600.0	-	-	2,600.0
Draw downs	-	385.0	-	523.8	135.0	1,043.8
Repayments	(11.4)	(2.9)	(19.5)	(4.1)	(215.0)	(252.9)
Foreign exchange	-	-	-	10.8	-	10.8
At October 31, 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9

At November 1, 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9
Draw downs	-	-	-	-	-	-
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	(9.3)	-	(9.3)
At October 31, 2019	1,414.7	368.2	2,486.3	505.8	-	4,775.0

In April 2019, early repayments totaling $200.0m in total were made against the existing term loans, utilizing some of the proceeds from the sale of the SUSE business. As a result of this no further repayments are expected within the next 12 months. The term of the loans remains unchanged.

The following facilities were drawn as at October 31, 2019:

•	The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);

•	The $368.2m senior secured seven year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

•	The $2,486.3m senior secured seven year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €452.8m m (equivalent to $505.8m) senior secured seven year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn as at October 31, 2019:

•
A senior secured revolving credit facility of $500.0m, (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2019, $nil of the Revolving Facility was drawn together with $4,775.0m of Term Loans giving gross debt of $4,775.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2019, no covenant test is applicable.

The Group has additional contractual commitments for capital expenditure in the form of leases which are disclosed in Item 5.F of this Annual Report on Form 20-F, no additional financing is anticipated to be required to meet these commitments.

Derivative Financial Instruments

Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25bn to hedge against the impact of potential rises in interest rates until September 30, 2022. The swaps are designated against the $2,486.3m (note 20 of the “Notes to the consolidated financial statements” in Item 18) loan issued by Seattle SpinCo. Inc. and the notional value covers 52.7% of the overall dollar loan principal outstanding for the Group.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949 % and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to October 30, 2019, net interest received for the swaps amounted to $9.9m. For the life of the swap, net interest received amounted to $6.5m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact of changes in the fair value of interest rate swaps in the year ended October 31, 2019 is shown in the Consolidated statement of comprehensive income. Note 31 of the “Notes to the consolidated financial statements” in Item 18 shows the derivative financial instruments relating to hedging transactions entered into in the period ended October 31, 2019 (other reserves).

	October 31, 2019	October 31, 2018
	$m	$m
Carrying amount	(36.5)	86.4
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	30 September 2022	30 September 2022
Change in fair value of outstanding hedging instruments (note 31)	(122.9)	86.4
Change in value of hedging instruments adjusted for credit risk	(121.9)	84.7

Item 5. C.	Research and development, patents and licenses, etc.

The Micro Focus Group invests heavily in research and development. Through its market knowledge and close contact with customers, Micro Focus has sought to refine products to respond to the changing needs of the Micro Focus Group’s customers.

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

Factors and Trends that affect our Results of Operations

When considering investment priorities, both organic and inorganic, we evaluate our options against a set of characteristics enabling the categorization of the Group’s products into one of the following:

•
New Models – Products or consumption models (cloud and subscription) that open new opportunities that could become growth drivers or represent emerging use cases that the Group needs to be able to embrace;

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

The Group’s model is designed to deliver sustainable and consistent returns for our shareholders, customers and employees. The Group’s overarching principles are:

•	Long-term and Sustainable Adjusted EBITDA[1] growth;

•	Strong free cash flow generation;

•	Efficient allocation of capital; and

•	Value accretive corporate actions through either acquisition or divestment.

The key initiatives and associated investments set out in Item 4.A, combined with existing but adjusted operational improvement actions resulting from the Strategic & Operational Review set out in Item 4.A are intended to drive an accelerated recovery in revenue trajectory such that the revenue decline, excluding the impact of the shorter accounting period, moderates and delivers flat to low single digit growth over the medium term. Successful delivery of this when combined with the completion of work to build an effective operational platform, see Item 4.A, should also enable Adjusted EBITDA margins2 to be improved over time.

The Strategic & Operational review set out in Item 4.A highlighted the need for a more definitive approach and accelerated transition to Subscription and SaaS based offerings as part of our future portfolio strategy. The transition will be managed over multiple financial periods with an initial focus on products where this model is emerging or de facto market standards. The Group’s goal is to deliver incremental improvements in revenue trajectory alongside a structured and disciplined transition to SaaS and Subscription for some of our products. During FY20 the Group will begin the transition of Vertica, seek to grow existing and introduce new offerings in Security and build upon existing initiatives in ADM and ITOM.

Whilst the Group manages the portfolio as a “fund of funds” the Group recognizes the need to run certain portfolios differently and essentially as a separate business; as the Group did with the SUSE portfolio acquired as part of The Attachmate Group. The market opportunity for Security and Big Data is such that a similar, differentiated approach to investment and operational management will be adopted for these product lines. Over the medium term the Group’s goal is to develop broadly autonomous businesses operating within the Group. This will happen in two phases and take 12-24 months to complete. During the first phase we will re-align organizational structures, build new capability within these portfolios and re-focus product and market positioning where required. In phase two our plan is to run these portfolios broadly autonomously and report performance discretely within the overall group performance updates.

Also refer to Item 5.A of this Annual Report on Form 20-F for further discussion of trend information. The period-on-period movements presented in this section are distorted by the difference in accounting periods in the current and prior periods (12 months v 18 months) but the discussion of operating results identifies the main underlying trends.

1 See definition of Adjusted EBITDA in Item 3.D
2 Adjusted EBITDA margin, is Adjusted EBITDA as a percentage of actual revenue recorded in accordance with IFRS for the period.

Item 5. E.	Off-balance sheet arrangements.

There are no off-balance sheet arrangements, aside from operating leases, where accounting standards applicable in the period do not allow recognition of these on balance sheet. The Group’s commitments under operation leases are described in the contractual cash obligations table in Item 5.F of this Annual Report on Form 20-F. There are no other off-balance sheet arrangements which are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 5. F.	Tabular disclosure of contractual obligations.

The following table summarizes the Group’s contractual obligations and other commercial commitments at October 31, 2019, as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on the Group’s liquidity and cash flow in future periods:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	-	4,775.0
Interest payments on debt	209.2	360.6	235.7	-	805.5
	209.2	1,792.3	3,579.0	-	5,580.5
Finance Leases	11.8	10.8	0.9	-	23.5
Operating Leases	78.6	123.6	61.4	37.6	301.2
	299.6	1,926.7	3,641.3	37.6	5,905.2

The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of October 31, 2019.

Item 5. G.	Safe harbor.

Refer to the information set forth under the heading “Forward Looking Statements” on page 5.

Item 6.	Directors, Senior Management and Employees

Item 6. A.	Directors and senior management.

During the year ended October 31, 2019 our directors and senior management comprised the board of directors, details of the membership of the board and the related board committees they were involved in are disclosed below, and the following members of key management bodies who are not on the board of directors:

Paul Rodgers (Chief Operating Officer)
Ian Fraser (Chief Human Resources Officer)
Jane Smithard (Group General Counsel and Company Secretary)
Chris Livesey (Senior Vice President and General Manager AMC Product Group)
Susan Ferguson (Vice President Strategy and Planning)
John Delk (Chief Marketing Officer and Security Product Group Leader)
Tom Goguen (Chief Product Officer and General Manager ITOM Product Group)
Colin Mahony (Senior Vice President and General Manager Vertica Product Group)
John Hunter (Chief Revenue Officer)
Raffi Margaliot (Senior Vice President and General Manager ADM Product Group)

Board and board committee memberships as at October 31, 2019:

Name	Role	Committee Membership
Kevin Loosemore [1]	Executive Chairman
Stephen Murdoch	Chief Executive Officer	Executive Committee
Brian McArthur-Muscroft [3]	Chief Financial Officer	Executive Committee
Karen Slatford	Senior independent non-executive director	Audit Committee and Nomination Committee
Richard Atkins	Independent non-executive director	Audit Committee, Nomination Committee and Remuneration Committee
Amanda Brown	Independent non-executive director	Audit Committee, Nomination Committee and Remuneration Committee
Silke Scheiber [2]	Independent non-executive director	Audit Committee, Nomination Committee and Remuneration Committee
Lawton Fitt	Independent non-executive director	Audit Committee, Nomination Committee and Remuneration Committee

1 Kevin Loosemore had the role of Executive Chairman during the 12 months end October 31, 2019 but stepped down from the board on February 14, 2020. Greg Lock joined the board as Non-executive Chairman on February 14, 2020.

2 Silke Scheiber had a role as an independent non-executive director during the 12 months ended October 31, 2019 but stepped down from the board on February 4, 2020 having held roles as a member of the Audit Committee, Nomination Committee and Remuneration Committee.

3 Chris Kennedy served as Executive director and Chief Financial Officer until February 21, 2019 and held a role as a member of the Executive Committee, when he was replaced by Brian McArthur-Muscroft.

Greg Lock

Greg Lock took up the role of non-executive Chairman on February 14, 2020. Greg has more than 45 years’ experience in the software and computer services industry, including 11 years as Chairman of Computacenter plc, seven years as Chairman of Kofax plc and four years as Chairman of SurfControl plc. In the last five years he has also been a director of Informa plc and UBM plc. From 1998 to 2000, he was General Manager of IBM’s Global Industrial sector. Greg also served as a member of IBM’s Worldwide Management Council and as a governor of the IBM Academy of Technology.

Kevin Loosemore

Kevin was Executive Chairman and a member of the Micro Focus board until he stepped down on February 14, 2020. He was appointed non-executive Chairman of Micro Focus in 2005 and Executive Chairman in April 2011. Kevin joined the board of De La Rue plc as a non-executive director on September 2, 2019 and became non-executive Chairman, of that company on October 1, 2019. Kevin is also non-executive director and former Chairman of IRIS Software Group Ltd, a role he relinquished on September 2, 2019.

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

Stephen Murdoch

Stephen is our Chief Executive Officer and a member of the Micro Focus board, positions he has held since 19 March 2018. Stephen joined Micro Focus in 2012, first serving as General Manager of the Product Group and Chief Marketing Officer, responsible for all software product and services offerings development, customer services, corporate marketing and strategy. In 2014, he was appointed as Chief Operating Officer and Executive Director, having responsibility for sales and marketing, product strategy, development and management, services and business operations.

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

Brian McArthur-Muscroft

Brian is our Chief Financial Officer and a member of the Micro Focus board, positions he has held since 21 February 2019. Prior to joining Micro Focus Brian held a variety of senior management positions, including the role of Chief Financial Officer at TeleCity Group plc and most recently as Chief Financial Officer of Paysafe Group plc. Also a restructuring specialist, Brian was the Interim CFO on the successful turnaround of MCI Worldcom EMEA. He is a non-executive director and the senior independent director at Robert Walters plc, where he has been chair of the audit committee since 2013. In addition, Brian serves as the Responsible Officer for Hockerill Anglo-European College, a leading international secondary school in Hertfordshire.

Brian was named as Business Week’s Finance Director of the Year in both 2013 and 2017, and the CBI’s FTSE250 Finance Director of the Year in 2012. Brian holds a Law degree and qualified as a chartered accountant with PricewaterhouseCoopers in London.

Karen Slatford

Karen is Chair of Draper Esprit plc, an AIM-quoted venture capital firm and she is also a non-executive director of AIM-quoted Accesso Technology Group plc and Softcat plc, a FTSE250 IT infrastructure provider. Karen began her career at ICL before spending 20 years at Hewlett-Packard Company, where in 2000 she became Vice President and General Manager Worldwide Sales & Marketing for the Business Customer Organization, responsible for sales of all Hewlett-Packard products, services and software to business customers globally. Karen holds a BA Honors degree in European Studies from Bath University and a Diploma in Marketing.

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

Amanda Brown

Amanda is currently Group Human Resources Director at Hiscox Ltd, a FTSE 250business and specialist insurer with offices in 14 countries.

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

Silke Scheiber

Silke was an investment professional at Kohlberg Kravis Roberts & Co. Partners LLP, London, UK from July 1999 and became a member in 2012. She retired from KKR in 2015. Prior to KKR, Silke worked at Goldman, Sachs & Company oHG, Frankfurt, Germany from 1996 to 1999. Silke, who is Austrian, graduated from the University of St.Gallen, Switzerland. Silke is a director of CNH Industrial N.V., the Netherlands. Silke stepped down from the board on February 4, 2020.

Item 6. B.	Compensation.

Aggregate compensation paid to the Group’s directors and members of key management bodies are disclosed below. In addition, further information on the compensation of the Group’s directors is disclosed. This is based upon information extracted from the Remuneration report in the UK Annual Report and Accounts prepared in line with the recommendations of the UK Corporate Governance Code.

12 months ended October 31, 2019
Aggregate compensation including fees paid to non-executive directors	$m

Short-term benefits	10.0
Share based payments	25.3
Total compensation	35.3

The Group’s directors and members of key management bodies participate in the Group’s Long-term Incentive Plan, Additional Share Grants and Deferred Share Bonus Plan. Descriptions of these plans including the vesting criteria and specific awards under each plan for the Group’s executive directors are included in the Directors’ Remuneration report below. Aggregate information in relation to each plan for the directors and members of key management bodies:

	Number of awards	Range of exercise prices (pence)	Range of expiry dates
Long-term Incentive Plan	2,991,930	nil to 401.60 pence	June 30, 2020 to December 3, 2099
Additional Share Grants	3,190,917	nil	November 20, 2024 to September 1, 2027
Deferred Share Bonus Plan	15,064	nil	November 20, 2024 to February 28, 2099

In addition, the directors and senior management participate in the Sharesave and Employee Stock Purchase Plan. Descriptions of these plans are included in note 33 of the financial statements in Item 18. Aggregate information in relation to these schemes for the directors and members of key management bodies:

	Number of options	Exercise prices (pence)	Range of expiry dates

Aggregate share save options	1,759	1,023.00 pence	April 1, 2022

Directors’ Remuneration report

Remuneration Statement
This Directors’ Remuneration Report covers the 12 months ended October 31, 2019. The Directors’ Remuneration report, is set out in two sections:

The first section relates to the proposed new Remuneration Policy for directors which will be subject to a binding shareholder vote at the 2020 Annual General Meeting (“AGM”) and, if approved, will apply for three years from the conclusion of the AGM.

The second section is the Annual Report on Remuneration, which provides details of the amounts earned in respect of the year ended October 31, 2019. These payments are governed by the current remuneration policy which was approved by shareholders at the 2017 Annual General Meeting and can be found at www.investors.microfocus.com.

The Annual Report on Remuneration also describes how the new remuneration policy will be implemented for the year ending October 31, 2020 (subject to shareholders approving the new remuneration policy) and will be subject to a non-binding advisory vote at the 2020 AGM.

Responding to shareholder feedback
At the AGM on March 2019, the Company received a 50.4% vote against the 2018 Annual Report on Remuneration. This was very disappointing and the committee and the board have taken this voting outcome extremely seriously. Since the AGM, the Company has spent considerable time understanding the views of shareholders, engaging with them and reviewing our current remuneration arrangements in order to design a new remuneration policy that addresses shareholder concerns and incorporates current corporate governance best practice for a UK-listed business. The key changes are listed below:

Removal of Additional Share Grant scheme
The ASG scheme was raised as an issue by a number of shareholders. The scheme had been introduced to reward exceptional shareholder value creation following major acquisitions. Following feedback from investors, the board has decided to remove this scheme, therefore there will be no future ASG grants. As the maximum bonus opportunity for directors will remain at the current level of 150% of base salary and the maximum LTIP grant level will stay at 200% of base salary, this represents a significant reduction in the maximum incentive opportunity for our executive directors under the new policy compared with the current one.

In addition, the current executive directors have agreed to surrender their outstanding HPE Software ASG awards and therefore these lapse with effect from 3 February 2020.

Introduction of a post-vesting holding period for LTIP
The Company has added a two-year post-vesting holding period which will apply to LTIP awards granted under the new policy.

Introduction of post-cessation shareholding
Executive directors will be required to hold their full shareholding requirement (200% of salary) for two years after leaving the Company. This new post-cessation shareholding requirement will apply to shares released from awards granted after the approval of the new policy and executive directors will be required to agree to the Company’s agreed holding mechanism.

Alignment of pension contribution rates for directors with those of the workforce
The Company proposes to reduce the current maximum defined contribution pension level (or cash in lieu) for new executive directors from 15% of base salary to the same level which is provided to employees generally in the same location as the executive director (the current level of employer contribution for UK employees is 5%). The existing CEO and CFO currently receive 15% of base salary as a cash allowance in lieu of pension contributions and the Executive Chairman receives 20%. Subject to approval of the new policy, the company contributions for all current executive directors will reduce to the general employee level for the UK by the end of 2022 in one step.

Enhancement of malus and claw-back
The Company has added corporate failure as an additional trigger event for malus and claw-back and have extended the claw-back period for annual bonus and deferred bonus shares from one to two years.

Introduction of additional performance measures for incentive schemes
Best practice is now to have more than one financial measure and this has been raised by a number of shareholders. Under the proposed remuneration policy, The Company intends to apply at least two financial performance measures for both the bonus and the LTIP which are appropriately linked to the Company’s strategy. The Company has commented later in this section on the decisions which have been made in respect of the performance measures for the 2020 financial year, given the timing of the outcome of the strategic review.

A complete list of all of the proposed policy changes, together with the rationale for the changes, is set out below.

In addition to the proposed policy changes, the Company has taken account of shareholder experience and sentiment when reviewing the implementation of the proposed policy for the year ending October 31, 2020:

Surrender of outstanding HPE Software ASGs
One of the most significant concerns raised when the Company consulted with shareholders was the decision to re-grant the HPE Software ASGs to reflect a three-year performance period from completion of the HPE Software acquisition, thereby changing the vesting date to September 2020. Many shareholders appreciated the need to retain the management team’s focus on delivering value from the HPE Software acquisition, despite the integration plan being about one year behind schedule.

A number of shareholders also noted that the challenging 50% to 100% shareholder return performance measure and the initial reference price of £18.17¾ were retained. The current executive directors have decided that they will surrender their outstanding ASGs, therefore these outstanding awards for the Executive Chairman, CEO and CFO lapse with effect from February 3, 2020.

Executive directors’ salaries unchanged for 2020
The committee determined that the salaries for executive directors will not be increased in 2020.

Corporate Governance
As well as incorporating shareholder feedback, the Group has aimed to reflect current corporate governance and best practice principles for a UK-listed business in the design of our new policy, for example reducing pension rates for executive directors and introducing post-cessation shareholding requirements.

The Group has also included new disclosures to reflect the 2018 Corporate Governance Code and new reporting requirements in this report, ahead of when the Group is technically required to do so, such as the table below which sets out how the committee took into account various factors in designing the proposed new policy for executive directors, undertaking a review of broader workforce remuneration and disclosing CEO pay ratios. The Group will continue to incorporate elements of the 2018 Corporate Governance Code throughout 2020, such as engagement with the workforce and explaining to employees about how the new executive directors’ remuneration policy aligns with wider pay policy.

Business performance in FY19 and incentive outcomes
FY19 was a challenging year, with Adjusted EBITDA1 declining over the year relative to the 12 month period ending October 31, 2018, which resulted in no FY19 bonus for executive directors. Over the three years to the end of April 2019, there was a 42.9% increase in Diluted Adjusted EPS2, resulting in the three- year aggregate EPS performance for the 2016 LTIP exceeding the stretch target of RPI plus 9% per annum and accordingly the performance target was met in full. There were no material Environmental, Social or Governance (ESG) events which the committee had to consider when determining the final vesting outcome. Accordingly the committee determined that the 2016 LTIP should vest in full. As the Executive Chairman and the CEO have not exercised these options and sold the resulting shares, their value has been impacted by the share price fall after the August 2019 trading update.

Overall, the committee believes that the remuneration policy has delivered an appropriate outcome in respect of FY19 for the company performance achieved and therefore that the company’s remuneration policy has operated as intended.

Further details on the bonus and LTIP outcomes are set out below.

1 See definition in Item 3.D
2 Diluted Adjusted Earnings per Share is defined as profit after tax attributable to ordinary shareholders are adjusted by adding back exceptional items including the gain on disposal of discontinued operation, share-based compensation charge and the amortization of purchased intangibles and the tax attributable to these charges, divided by the weighted average number of diluted shares in issue during the period.

Performance measures for the 2020 incentives
The Micro Focus strategy is to stabilize revenue whilst achieving mid-40s EBITDA margins. To achieve this, the management team has identified a number of critical strategic priorities which will need to be executed successfully over the next few years. In order to support this and in line with the proposed new remuneration policy, the committee has introduced an additional financial measure for the 2020 annual bonus, as well as an element of personal performance. The 2020 bonus will therefore have 60% subject to Adjusted EBITDA performance, 20% based on revenue performance and 20% will be based on non-financial or strategic individual key performance objectives (KPOs), in order to incorporate other business critical objectives aligned to the business plan. There will be no payout under the KPO element if there is no payout under any of the financial measures.

Under the proposed new remuneration policy, LTIP grants will be subject to a minimum of two financial performance measures. It is intended that the performance measures for the 2020 grants will comprise free cash flow and TSR. In light of the recently concluded strategic review and the announcement that the current Executive Chairman will be stepping down from the board on February 14, 2020 and will be replaced by a newly appointed non-executive Chairman, the committee has decided that a thorough shareholder consultation is required before confirming the financial measures and targets for the 2020 LTIP grants. The 2020 LTIP grants will therefore be delayed until after the AGM and, between now and making the grants, the Group will be consulting with shareholders and listening to your views on the proposed measures. When the Group has completed the consultation, we will finalize and publish the measures, weightings, targets and grant levels for the 2020 LTIP on our website in advance of granting the awards.

When setting the 2020 LTIP grant levels for the executive directors, the committee will take account of shareholder experience following the August 2019 trading update and subsequent share price decline.

The Group realizes that this is not a standard approach to disclosure and timing of consultation however, the LTIP is a forward looking, three year performance incentive, therefore ensuring that the Group applies the right measures, reflecting the appropriate value creation priorities is vital. The timing of the strategic review outcome simply did not allow enough time for meaningful consultation on LTIP measures in advance of the AGM. Therefore the committee has concluded that this is the most effective course of action given the circumstances.

In summary
The Group is absolutely committed to maintaining an open and transparent engagement with our investors and to rebuilding trust regarding directors’ remuneration. The Group believes and it has made significant changes in the proposed new policy to address shareholders’ concerns and reflect UK corporate governance best practice. The Group has also aimed to provide as full disclosure as possible in relation to the last financial year and in explaining the committee decisions which have been made. The Company therefore hopes to receive your support for the proposed new Directors’ Remuneration Policy report and the 2019 Annual Remuneration report at our upcoming AGM.

Directors’ Remuneration Policy

This section of the report sets out the proposed new Remuneration Policy for directors. A binding shareholder resolution to approve the Remuneration Policy will be proposed at the 2020 AGM on March 25, 2020 and, subject to shareholder approval, will be effective from the conclusion of the AGM for a period of three years. Subject to approval of the proposed new policy, the 2020 annual bonus plan and the 2020 LTIP grants will be operated under the new policy. The key changes from the previous Remuneration Policy (which was first published on pages 72 to 82 of the 2017 Annual Report and Accounts and which was approved by shareholders at the September 2017 Annual General Meeting) and the rationale for the changes are explained above. The policy will be available to view at www.microfocus.com.

The committee determines the Remuneration Policy and the individual remuneration packages for executive directors and the executive management team. No individual participates in discussions relating to the setting of their own remuneration.

The committee considers that the remuneration arrangements proposed under the new policy are appropriate based on internal and external measures. From an internal perspective, it has reviewed CEO to UK employee pay ratios and the percentage change from 2018 to 2019 in CEO salary, benefits and bonus relative to the wider global employee population and is comfortable that the overall remuneration opportunity for executive directors is appropriate, especially given the higher proportion of performance related pay which they have relative to employees generally, which reflects their increased ability to impact the business performance.

In terms of external benchmarking for the executive directors, the committee reviews relevant market data, for example for the FTSE 100, the FTSE 250, as well as for some US based technology companies of comparable size to Micro Focus. Benchmarking is only one factor which the committee takes into account when making decisions about pay. This benchmarking approach is broadly consistent with the approach applied more broadly to employees throughout the Group.

The remuneration policy for the wider employee group is based on broadly consistent principles to those for executive directors. All employees who are not eligible for commission based reward participate in an annual bonus plan, which is based on similar financial measures and targets as the executive directors. Performance measures are consistent for all participants in the LTIP. All employees globally have the ability to buy company shares under one of the Company’s all-employee share purchase plans. At its January 2020 meeting, the Committee considered various aspects of workforce remuneration and took these into account when determining the proposed new directors’ Remuneration Policy.

The table below shows how the committee addressed simplicity, clarity, risk, predictability, proportionality and alignment to culture when determining the directors’ Remuneration Policy.

Factor	How this has been addressed

Clarity Remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce.
We have aimed to be completely transparent about the detail of our proposed new remuneration policy  (for example when and how certain newly introduced features, such as holding periods and post-cessation shareholding requirements, take effect). We have complied with certain disclosure requirements ahead of when we are required to do so, for example CEO pay ratios, in the spirit of openness and transparency.

We have engaged with shareholders to understand more about the reasons for the negative vote against the 2018 Annual Remuneration Report and to inform them of the key aspects of the proposed new Remuneration Policy. We will be undertaking a full consultation in advance of granting the 2020 LTIP awards.

The Company currently engages with the broader employee population in connection with their remuneration through a variety of methods including explanatory guides and face-to-face briefings and seeks their views on reward via employee opinion surveys.

Simplicity Remuneration structures should avoid complexity and their rationale and operation should be easy to understand.
By removing ASGs from our new remuneration policy, we have simplified our incentive structure so that we only have one long-term incentive plan and an annual bonus plan (which incorporates share deferral).

Risk
Remuneration arrangements should ensure that reputational and other risks from excessive rewards, and behavioral risks that can arise from target-based incentive plans, are identified and mitigated.

A number of design features exist under our new policy in order to take into account and minimize risk as follows:

-         The committee can apply discretion to override formulaic incentive outcomes if it believes this would result in a fairer outcome.
-         We operate bonus deferral and have added post-vesting holding periods to the LTIP and extended our shareholding requirement so that it applies for two years post-cessation.
-         Malus and claw-back provisions are in place in the bonus and LTIP. Under the proposed new policy, we are adding corporate failure as an additional malus and claw-back trigger event and the claw-back period is being extended to two years for all future bonuses and deferred bonus shares awarded under the new policy.

Predictability The range of possible values of rewards to individual directors and any other limits or discretions should be identified and explained at the time of approving the policy.
The proposed new Remuneration Policy sets out:
-         The maximum award levels and the range of vesting outcomes applicable to annual and long-term incentive arrangements.
-         The discretions which are available to the committee (for example to override formulaic incentive outcomes and to apply malus and claw-back).

In the past, the ASGs have delivered significant value to executives in line with the value which has been created for shareholders. As no future ASGs will be granted, the executive directors’ packages are less leveraged and more predictable under the proposed new policy.

Proportionality The link between individual awards, the delivery of strategy and the long-term performance of the company should be clear. Outcomes should not reward poor performance.
Performance measures are designed to align to strategy and incentive plans provide for a range of payout levels which are dependent on and linked to company performance. Deferral periods and holding periods help to further align incentive outcomes for executives to the shareholder experience.

No payment is made for poor performance and any individual leaving the company due to performance issues would not be entitled to any incentive payments.

Alignment to culture Incentive schemes should drive behaviors consistent with company purpose, values and strategy.
Under the new policy the Company will use at least two financial performance measures for the bonus plan and the LTIP. The performance measures will be chosen to reflect the annual business plan and the company’s strategy.

The table below sets out the Remuneration Policy that shareholders will be asked to approve at the AGM on March 25, 2020

Remuneration Policy table – executive directors

All footnotes to the policy table can be found below.

BASE SALARY

Alignment with strategy

Supports the recruitment and retention of executive directors of the caliber required to deliver the Group’s strategy.

Operation

Salaries are normally reviewed annually and increases generally apply from the first quarter of the financial year.

When determining base salary levels, the committee considers the following:

-	Pay increases for other employees of the Group;
-	The individual’s skills, experience and responsibilities;
-
Pay at companies of a similar size, complexity and international scope, in particular those within the technology sector, the appropriate FTSE index, US listed technology companies and privately owned software companies; and

-	Corporate and individual performance.

Maximum opportunity

Ordinarily, salary increases will be in line with increases awarded to other employees of the Group. However, increases may be made above this level at the committee’s discretion to take account of individual circumstances such as:

-	Increase in scope and responsibility;
-
Increase to reflect the individual’s development and performance in role (e.g. for a new appointment where base salary may be increased over time rather than set directly at the level of the previous incumbent or market level); and

-	Alignment with market level.

Performance measures

None, although overall performance of the Company and the individual is considered by the committee when setting and reviewing salaries annually.

BENEFITS

Alignment with strategy

Provides a competitive and cost-effective benefits package to assist executive directors in carrying out their duties effectively.

Operation

The Group provides a range of benefits to executive directors which, subject to periodic review, may include car benefits (or cash equivalent), private medical and dental insurance, permanent health insurance, directors’ and officers’ liability insurance, life assurance, tax return preparation costs for non-home country filings arising as a result of employment with the Company and other benefits available to employees generally, including, where appropriate, the tax on such benefits. Additional benefits may also be provided in certain circumstances which may include (but are not limited to) relocation expenses, expatriate allowances, housing allowances, school fees and payment of incremental overseas tax liabilities.

Maximum opportunity

The maximum value for ongoing benefits for executive directors will not normally exceed 15% of base salary (excluding any one-off items such as relocation benefits and any tax-related charges met by the Company). However, the committee may provide reasonable benefits beyond this amount in exceptional situations, such as a change in the individual’s circumstances caused by the Company, or if there is a significant increase in the cost of providing an agreed benefit.

Performance measures

None

PENSION

Alignment with strategy

Provides a competitive post-retirement benefit, in a way that manages the overall cost to the Company.

Operation

The Company operates a defined contribution plan with contributions set as a percentage of base salary, such contribution rate being subject to review and change from time to time. An individual may elect to receive some or all of their pension contribution as a cash allowance.

Maximum opportunity

Maximum for new hires: For executive directors hired or promoted to the board after the effective date of this policy, the maximum value of the Company contribution is equivalent to the level of pension benefit provided to employees generally in the same location under the Company’s regular defined contribution plans in effect, or as amended, from time to time.

Maximum for existing executive directors: The existing executive directors will transition from their current pension contribution rates to the new hire pension maximum applicable to employees generally by the end of 2022. Currently, the existing CEO and CFO receive 15% of base salary as a cash allowance in lieu of pension contribution and the Executive Chairman receives 20%. Subject to approval of the new policy, the Company contributions for all current executive directors will reduce to the general employee level for the UK by the end of 2022 in one step. Therefore, by the end of 2022, the current executive directors will be subject to the same maximum as described above for new hire executive directors.

Performance measures

None

ANNUAL BONUS

Alignment with strategy

Rewards and incentivizes the achievement of annual financial targets which are chosen to align with the Company’s strategy. The compulsory deferral of one-third of any bonus earned into Company shares for three years promotes longer-term alignment of executive director interests with shareholders’ interests.

Operation

Financial measures and targets are set by the committee for each financial period and pay out levels are determined by the committee after the year end based on an assessment of performance against those targets and the application of any applicable committee discretion, if relevant. The targets, outcomes and the exercise of any committee discretion are fully disclosed in the Annual Remuneration Report published following the year end.

All executive directors are required to defer one-third of their bonus into an award over Company shares. The deferral period is three years.

Dividend equivalents are payable over the deferral period in respect of the deferred bonus shares which vest.

Maximum opportunity

The maximum potential bonus opportunity is 150% of annual base salary in any financial year for each executive director. This includes the deferred bonus shares, but excludes the dividend equivalents which are payable in respect of the deferred bonus shares.

Performance measures

Performance measures are set each year and normally include at least two financial measures chosen by the committee to support the current strategy and incentivize the executive directors to achieve the desired outcomes. The financial measures will have an overall weighting of at least 80% and the performance measures may also include non-financial or strategic individual key performance objectives (KPOs) with a weighting of up to 20%. The performance measures will be assessed independently and there will be no payout under the non-financial/individual measures if there is no payout under any of the financial measures.

The financial targets are set each year and are designed to be stretching. They are set by the committee by reference to various factors including the previous year’s performance outcomes, the strategic plan and internal and external forecasts for the upcoming year. The proposed financial measures for each operation of the annual bonus will be included in the Annual Report on Remuneration which is published in the early part of the bonus year.

Payout levels for different levels of performance against the performance measures and targets are as follows:
-	The minimum and threshold payout is zero.
-	Payout for target performance is 50% of the maximum opportunity.

Committee discretion applies. See footnotes 1, 2 and 3.

Recovery of sums paid

Malus provisions will apply prior to vesting and claw-back may be applied up to two years after vesting. See footnote 4.

LONG-TERM INCENTIVE PLAN

Alignment with strategy
Motivates and rewards the achievement of long-term business goals which support the strategy, the creation of shareholder value and aligns executive directors’ interests with those of long-term shareholders.

Operation
Conditional share awards or nil cost options are typically made annually with vesting subject to the achievement of financial performance conditions measured over three years and continued employment (subject to the provisions set out under policy on payments for loss of office).

If nil cost options are granted, the maximum length of the exercise period is typically 10 years from the date of grant.

Executive directors are required to retain any net (after tax) vested shares for a holding period of two years after vesting (including following cessation of employment).

The plan rules allow for dividend equivalents to be payable in respect of shares subject to awards which vest.

Maximum opportunity
The maximum face value of awards to be granted in respect of any financial year for each executive director is 200% of annual base salary.

Performance measures
There are normally at least two financial performance measures for each operation of the LTIP. The measures and/or the weightings can be changed for each annual grant during the policy period to reflect strategic priorities, although any significant changes from the previous year’s measures would only be made following engagement with shareholders.

The targets are designed to be challenging by providing high levels of reward for exceptional performance, but also a reasonable expectation of some reward at the lower end of the scale, subject to robust performance. The targets are set by the committee by reference to various factors including the previous year’s performance outcomes, the strategic plan and internal and external forecasts for the performance period.

Details of the measures and targets used for specific LTIP grants are typically included in the Annual Report on Remuneration for the year prior to grant.

Payout levels for different levels of performance against the annual measures and targets are as follows:
–– The minimum payout is zero;
–– The threshold payout is normally zero, but could be up to 25%, depending on the measures chosen; and
–– Payout in line with company expectations will normally be 50% of the maximum award.

Committee discretion applies. See footnotes 1, 2 and 3.

Recovery of sums paid
Malus provisions will apply prior to vesting and claw back may be applied up to two years after vesting. See footnote 4.

ALL-EMPLOYEE SHARE PLANS

Alignment with strategy

Provides an opportunity for executive directors to voluntarily invest in the Company on the same terms as other employees.

Operation

Executive directors are entitled to participate in any local all-employee share-based plans to the extent that these are offered by the Company and under the same terms as other employees.

Maximum opportunity

Participation limits are those set by the Company, which may be subject to local tax authority limits from time to time in force.

Performance measures

Not applicable

Footnotes to the policy table

1.	Committee discretion in respect of bonus and LTIP payout levels.
In determining the level of payout under the bonus and the LTIP, the committee takes into account the overall business performance during the performance period and any other relevant factors. Should the formulaic outcome of the agreed performance measures not, in the view of the committee, reflect overall business performance, the committee has discretion to adjust the payout or vesting levels (subject always to the stated policy maximums) if it believes this would result in a fairer and more appropriate outcome. This discretion will only be used in exceptional circumstances and any such adjustments would be disclosed in the next year’s Annual Report on Remuneration.

2.	Committee discretion to vary bonus and LTIP performance measures
If an exceptional event occurs which causes the committee to consider that the measures set for a current bonus or LTIP award are no longer a fair measure of performance, the committee has discretion to adjust them, provided that the new measures are no easier or tougher to meet than the original measures. Any such adjustments would be disclosed in the next year’s Annual Report on Remuneration.

3.	Other discretions under the bonus plan, Deferred Share Bonus Plan (DSBP) and LTIP
In relation to the bonus plan, the committee retains discretion over other matters such as the timing of the bonus payout, treatment on a change of control, treatment on termination of employment (see “Policy on payments for loss of office” section and the operation of malus and claw-back (see below under footnote 4):

In relation to the DSBP and the LTIP, the committee retains discretion over other matters such as treatment on a change of control, treatment on termination of employment (see “Policy on payments for loss of office” section), adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends) and the operation of malus and claw-back (see below under footnote 4).

4.	Malus and claw-back under the annual bonus plan, DSBP and LTIP
The Committee has discretion under the annual bonus plan, the DSBP and the LTIP to apply malus and claw-back in the case of (i) material miss-statement of results, (ii) an error in calculation, (iii) fraud and gross misconduct, (iv) conduct causing serious harm to the Group’s reputation and/or significant financial loss, (v) a material failure of risk management causing serious harm to the reputation of the Group and (vi) corporate failure. If any of these events apply, the committee has discretion to take a number of actions in accordance with the applicable plan rules, including: reducing a payout (to nil if appropriate), lapsing unvested awards, requiring repayment of gains made or the transfer of shares acquired, delaying vesting. Claw-back can apply for up to two years after (i) an annual bonus cash payout, (ii) a release of deferred bonus shares and (iii) a vesting of LTIP awards.

5.	Explanation of the differences between the Company’s policy on executive directors’ remuneration and the policy for other employees
The remuneration policy for the wider employee group is based on broadly consistent principles to those for executive directors, although a larger proportion of executive directors’ remuneration is performance related than that of other employees. All employees who are not eligible for commission-based reward participate in an annual bonus plan, which is based on similar measures and financial targets as the executive directors. Bonus opportunity levels vary according to role and seniority. Typically, around 450 of our senior managers and other key employees also receive LTIP awards annually. LTIP performance conditions are consistent for all participants, while award sizes vary according to role and seniority. In addition, selected employees below the board may receive non-performance related share awards. All UK employees are eligible to participate in a tax-favored share save plan and employees in other countries worldwide are able to participate in the Employee Share Purchase Plan (ESPP). The range and level of retirement and other benefits provided to employees varies according to local market practice, role and seniority. As noted in the pensions section of the policy table, the pension policy for executive directors results in full alignment of executive directors’ pension benefits with the wider workforce.

Executive directors’ shareholding requirement
Executive directors are subject to a shareholding requirement of 200% of annual base salary. On joining or promotion to the board, executive directors are given a period of time to build up to their requirement, typically five years.

On cessation of employment, executive directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment. This applies to shares delivered from awards granted after the approval of the new policy at the 2020 AGM. Post-cessation, executive directors will be required to hold shares subject to their shareholding requirement in accordance with the Company’s designated mechanism from time to time in place.

Remuneration Policy table – non-executive directors
The table below details the Company’s policy on how the non-executive directors, including a non-executive Chairman, will be remunerated.

FEES

Alignment with strategy
To enable the Company to attract and retain high-caliber non-executive directors who can make a major contribution to the board and committees of a global technology business.

Operation
Fees for non-executive directors (except a non-executive Chair) are determined by the Chair of the board and the executive directors. Individuals undertaking the roles of non-executive Chair of the board and senior independent director (SID) are typically paid an aggregate annual fee, which includes chairing committees. Other non-executive directors are paid a basic annual fee, with additional fees payable as appropriate for specific roles and duties. Currently, additional fees are paid for the chairmanship of board committees and for additional responsibilities related to the SEC and SOX compliance. In the future, additional fees could be payable for other specific roles and duties, for example, for membership of board committees, a workforce engagement fee and attendance fees.

Fees are currently paid in cash but the Company may choose to provide some of the fees in shares.

Fees are reviewed periodically. When reviewing fees, consideration is given to the commitment and contribution that is expected, the complexity of the role, the experience of the individual and market positioning against comparable roles in companies of a similar size and complexity to the Company, in particular those within the technology sector, the relevant FTSE index, US listed technology companies and privately owned software companies.

Maximum opportunity
The total base fees paid to non-executive directors will remain within the limit stated in the Company’s articles of association, currently £1m. Actual fee levels are disclosed in the Annual Report on Remuneration for the relevant financial year.

Additional fees for chairing, or membership of, board committees and all fees paid to a non-executive Chair of the board are not subject to this maximum limit.

OTHER BENEFITS

Alignment with strategy
To provide benefits at appropriate cost where necessary.

Operation
Other benefits for non-executive directors are kept to a minimum. They are reviewed periodically and may include additional tax return filing costs which arise as a result of the appointment with the Company, secretarial benefits, travel and related subsistence costs, including, where appropriate, the tax on such benefits. In addition, private medical cover may be considered for a non-executive Chairman. Non-executive directors may also be reimbursed for all necessary and reasonable expenses incurred in performance of their duties and tax (if any) thereon.

Maximum opportunity
There is no prescribed maximum.

Changes from previous policy
The following table summarizes the changes between the proposed new Remuneration Policy set out in the preceding pages and the current Remuneration Policy which was approved at the 2017 AGM, together with the rationale for the changes.

	Policy change	Rationale for change

Incentive structure	No Additional Share Grants (ASGs). Incentives comprise bonus, bonus deferral and LTIP.	Simplification of incentive structure, reduce reputational risk and increase predictability of reward outcomes.

Pension maximum
New executive directors: maximum Company contribution reduced from 15% of base salary to the same level as employees in general in same location.

Existing executive directors: reduce to employee level by end of 2022.
To align with the workforce and to meet corporate governance best practice.

Bonus Measures
Under the current policy, the bonus measure is Adjusted EBITDA, with the ability to change this if needed to support a change in strategy. Under the new policy, we will select performance measures each year and will normally have at least two financial measures with a minimum weighting of 80% and the ability to include individual KPOs up to a 20% weighting.
To ensure a balanced set of measures and the flexibility to change these each year to align with business priorities.

Bonus targets
Under the current policy, this is set at 0–10% year-on-year Adjusted EBITDA growth, with the ability to change this if needed to support a change in strategy.

Under the new policy, targets will be set annually in the context of the Company’s annual business plan and other factors.
To introduce a more standard way of setting targets which are based on an assessment of various factors each year, in order to better align to and support the business plan.

Bonus deferral into shares	There will be no time-pro-rating for good leavers or on a change of control for new deferred bonus share awards granted after approval of the new policy.	To reflect that bonus has effectively already been earned by the executive directors.

LTIP measures
Under the current policy, measures and weightings may vary year-on-year to reflect strategic priorities, subject to retaining at least 50% on Diluted Adjusted EPS growth in excess of UK inflation (EPS).

Under the new policy, there will normally be at least two financial measures and measures and/or weightings can be changed for each new grant to reflect strategic priorities (although any significant changes from the previous year would usually only be made following shareholder engagement).
To ensure a balanced set of suitably stretching measures appropriate to a global business, with the flexibility to change these for each grant to reflect the current strategy and business environment.

LTIP post-vesting holding period	Introduction of a two-year post-vesting holding period for LTIP awards granted after approval of the new policy (continues to apply post-cessation of employment).	Results in total five-year vest and hold period in line with corporate governance best practice.

Post-cessation shareholding requirement
Introduction of a post-cessation shareholding requirement at the lower of the full in-service requirement and the actual shareholding at cessation for two years post-cessation (applies to shares that vest from awards granted under the new policy).
Increase alignment with shareholders, improve risk management and meet corporate governance best practice.

Malus and claw-back
Corporate failure is added to the list of existing trigger events (which are material miss-statement, (ii) error in calculation, (iii) fraud and gross misconduct, (iv) conduct causing serious harm to the Group’s reputation and/or significant financial loss and (v) material failure of risk management causing serious harm to the reputation of the Group).

The claw-back period for bonus and deferred bonus shares is extended from one to two years in line with the claw-back period applicable to LTIP awards.
Improve risk management and meet corporate governance best practice.

Benefits for executive directors
The list of benefits which may be provided has been changed (e.g. to include dental insurance in addition to medical insurance and to remove fees for a temporary increase in responsibilities).

A maximum value on the provision of on-going benefits has been introduced.

To ensure that the Company has flexibility to offer a range of appropriate benefits to executive directors during the policy period.

There are no current plans to add to the benefits currently received by executive directors.

LTIP – dividend equivalents	The possibility of including dividend equivalents has been included.	To provide flexibility during the policy period for further alignment of executive directors’ interests with those of shareholders.

Fees and benefits for non-executive directors
Under the current policy, additional fees are payable (above the non-executive director base fee) for chairing a committee and for the role of Senior Independent Director.

Under the new policy, flexibility to introduce other additional fees where appropriate has been included, as has the possibility of paying certain specific benefits to non-executive directors.
To provide flexibility during the policy period to enable the Company to attract and retain high-caliber non-executive directors

Previous Remuneration Policy and prior commitments

The committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments), notwithstanding that they are not in line with the policy set out in this report, where the terms of the payment were agreed:

(i)	before 25 September 2014 (the date the Company’s first shareholder approved policy came into effect);
(ii)
before the policy set out in this report came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors’ Remuneration Policy in force at the time they were agreed; or

(iii)
at a time when the relevant individual was not a director of the Company and, in the opinion of the committee, the payment was not in consideration for the individual becoming a director of the Company.

Consideration of employment conditions elsewhere in the Group

When the committee reviews salaries for the executive directors, one factor which it typically takes into account is the most recent annual salary increase budgets for employees generally in the Company’s major locations. These salary increase budgets for employees take into account Group performance, local pay and market conditions and salary levels for similar roles in comparable companies. When determining executive director salaries, the committee also considers pay at companies of a similar size, complexity and international scope, in particular those within the technology sector, the appropriate FTSE index, US listed technology companies and privately owned software companies. The benchmarking approach for the executive directors is broadly the same as the benchmarking approach applied throughout the organization. The committee also reviews and approves the overall annual LTIP grants for the wider executive population (around 450 employees globally) and the twice yearly launches of the Company’s all-employee share plans (the UK share save plan and the Employee Share Purchase Plan) and hence has visibility of wider employee share plan participation.

More recently, we have introduced an annual agenda item for the committee to review various aspects of workforce remuneration and related policies in order to deepen its understanding of pay across the Company. At its January 2020 meeting, the committee considered various aspects of workforce remuneration and took this into account when determining the proposed new Directors’ Remuneration Policy.

Although the committee did not consult directly with employees on the proposed Directors’ Remuneration Policy set out in this Report, going forward, in accordance with the 2018 Corporate Governance Code obligations around workforce engagement (which apply to the Company with effect from the financial year ending 31 October 2020) the Group will introduce a process for dialogue with employees about how the new executive Directors’ Remuneration Policy aligns with wider pay policy.

Approach to recruitment remuneration – executive directors

The remuneration package for a new executive director would be set in accordance with the terms of the approved Remuneration Policy in force at the time of appointment and taking account of the experience and skills of the individual and prevailing market conditions. In determining the appropriate remuneration structure and level, the committee would take into consideration all relevant factors to ensure that the arrangements are in the best interests of the Company and its shareholders. The committee would seek to not pay more than is necessary to secure the right candidate.

The various components and the Company’s approach are as follows:

Standard package on recruitment
The maximum aggregate value of incentives (excluding buyouts) on appointment will be 500% of salary for the first year after appointment. It is intended that any additional incentives offered in the first year after appointment which are above the regular on-going incentives policy limit would be delivered as LTIP awards rather than as additional bonus opportunity. All other elements of pay on recruitment will be in accordance with the policy table.

Compensation for forfeited entitlements
The committee may make an award in respect of a new appointment to “buy-out” incentive arrangements forfeited on leaving a previous employer and may rely on the one-person exemption from shareholder approval available under the UK Listing Rules to facilitate the grant of awards. Any such buy-out arrangements would:

-	be based solely on the remuneration lost when leaving the former employer;
-	be no higher than the commercial value forfeited; and
-	reflect as closely as possible the delivery mechanism (i.e. cash, shares and options), time horizons and performance requirements attaching to that remuneration.

Relocation allowances and expenses
The committee may agree that the Company will provide certain relocation allowances and expenses, as appropriate as determined by the specific circumstances of the new recruit.

In the case of an internal appointment to executive director, any variable pay element awarded in respect of the prior role may be allowed to pay out according to its terms on grant. In addition, any other on-going remuneration obligations existing prior to appointment may continue, provided that they are disclosed in the following year’s Annual Report on Remuneration.

Executive directors’ service agreements
The executive directors’ service agreements do not have a fixed expiry date and are terminable by either party on six months’ notice.

Executive directors’ policy on payments for loss of office Salary, benefits and pension:
The Company’s policy is that executive directors’ service agreements normally continue until the director’s agreed retirement date or such other date as the parties agree are terminable on no more than six months’ notice from the Company or the director and provide no entitlement to the payment of a pre-determined amount on termination of employment in any circumstances.

Compensation is based on what would be earned by way of salary, pension entitlement and other contractual benefits over the notice period. In the event that a contract is to be terminated and a payment in lieu of notice made, payments to the executive director would be a maximum of six months’ base pay, pension entitlement and cash supplement in lieu of other benefits. Payments may be staged over the notice period, at the same interval as salary would have been paid.

Executive directors must take all reasonable steps to obtain alternative employment during the notice period and payments made by the Company will be reduced to reflect any payments received in respect of alternative employment.

Annual bonus:
There is no automatic entitlement to an annual bonus and this is at the discretion of the committee. Where an executive director ceases to be employed by reason of death, ill-heath, injury or disability, redundancy or retirement or any other “good leaver” reason at the committee’s discretion, he or she may receive a pro-rata bonus for the year of cessation, paid on the normal payment date (with committee discretion to accelerate), subject to performance against predetermined targets and pro-rated to reflect time served during the year.

Deferred Share Bonus Plan (DSBP) and LTIP:
The treatment of leavers under our DSBP and LTIP is determined by the rules of the relevant plan. The committee has discretion to determine when and if awards vest and the period during which awards which are granted as nil-cost options may be exercised.

Awards granted under the DSBP after the approval of the new policy lapse if the participant leaves employment as a result of termination for cause or resignation on the date of dismissal/ notice of resignation, as applicable. In other cases, normally including death, ill health, injury or disability, redundancy and retirement, or any other “good leaver” reason at the committee’s discretion, deferred bonus shares would typically be released in full at the end of the three-year deferral period. The committee has discretion to release them earlier if it considers this appropriate in the circumstances.

For awards granted under the LTIP after the approval of the new policy, in cases of death, ill health, injury or disability, redundancy and retirement, or any other “good leaver” reason at the committee’s discretion, awards would typically be pro-rated to reflect time employed and vest subject to performance measured at the end of the relevant performance period. The committee has discretion to determine that awards vest earlier and to adjust the application of time pro- rating and performance measures, subject to the plan rules. The requirement to retain net (after tax) vested LTIP shares for a holding period of two years after vesting continues to apply post-cessation. On death, awards typically vest immediately.   In all other leaver situations, including termination for cause or resignation, awards lapse on the date of dismissal/notice of resignation, as applicable.

Prior awards:
The treatment of awards granted before the approval of the current policy will be treated in accordance with the “Policy on payments for loss of office” and the plan rules applicable to those awards.

Change of control
Any unvested deferred bonus shares will be released in full to the executive director on a change of control. Alternatively, the committee may determine that deferred bonus shares will instead be exchanged for equivalent share awards in the acquiring company.

On a change of control, the default position under the LTIP is that outstanding awards vest on a time pro-rated basis and subject to an assessment of performance against targets at that time. However, the committee has discretion under the plan rules to vary the level of vesting if it believes that exceptional circumstances warrant this and taking into account any other factors it believes to be relevant in deciding to what extent an award will vest. Alternatively, the committee may determine that awards will not vest and will instead be exchanged for equivalent awards in the acquiring company.

Prior awards:
The treatment of awards granted before the approval of the current policy will be treated in accordance with the change of control policy and the plan rules applicable to those awards.

Policy in respect of external board appointments
The Group recognizes that external non-executive directorships are beneficial for both the executive director concerned and the Company. With prior approval from the board, each serving executive director can undertake external non-executive directorships. At the discretion of the board, executive directors are permitted to retain fees received in respect of any such non- executive directorship.

Non-executive directors’ terms of appointment, approach to recruitment remuneration and notice periods
The non-executive directors’ terms of appointment are recorded in letters of appointment. The non-executive directors are typically appointed for periods of three years, but they stand for election or re-election as appropriate at each AGM.

On recruitment, a new non-executive director will be entitled to fees and any other benefits if applicable from time to time in accordance with the Company’s remuneration policy. No additional remuneration is paid on recruitment.

The required notice from the Company and the non-executive director is 90 days in all cases, except in the case of a non- executive Chairman, in which case the notice period is six months. The non-executive directors are not entitled to any compensation for loss of office.

Service contracts and letters of appointment – directors
There are no further obligations in the directors’ service contracts and letters of appointment which are not otherwise disclosed in this Report which could give rise to a remuneration payment or loss of office payment. All directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office.

Consideration of shareholder views
The committee considers developments in institutional investors’ best practice guidelines and the views expressed by shareholders when setting directors’ remuneration. The Group remains committed to on-going shareholder dialogue and the Group consults with shareholders and consider their views when formulating, or changing, our Remuneration Policy.

The Group engaged widely with shareholders following the announcement of the SUSE disposal in July 2018 and in the months following publication of the 2018 Annual Report. The Group has communicated with shareholders about the proposed new policy and will be undertaking a full consultation in advance of the 2020 LTIP grants.

Annual Report on Remuneration

The following section provides the details of how the Remuneration Policy was implemented during the financial year ended October 31, 2019.

Single figure for total remuneration of executive directors
The table below shows the single figure for total remuneration for executive directors for the financial year ended October 31, 2019, together with their respective figures for the 18 months ended October 31, 2018 as shown in last year’s report. The 18-month period arises due to the change in financial year end from 30 April to 31 October following the acquisition of the HPE Software business which completed on September 1, 2017.

					LTIPs and ASGs
		Base Salary[1]	Benefits in kind [2]	Annual bonus [3]	LTIPs [4]		ASGs [5]	Total	Pension [6]	Total
Executive Directors		£’000	£’000	£’000	£’000		£’000	£’000	£’000	£’000
Kevin Loosemore	2019 (12 months)	750	35	-	1,205		-	1,205	150	2,140
	2018 (18 months)	1,125	47	855	1,407		25,232	26,639	225	28,891
Stephen Murdoch [7]	2019 (12 months)	850	20	-	565		-	565	128	1,563
	2018 (18 months)	668	17	569	607	[8]	5,809	6,416	100	7,770
Brian McArthur-Muscroft [9]	2019 (12 months)	600	20	-	-		-	-	90	710
	2018 (18 months)	-	-	-	-		-	-	-	-
Chris Kennedy [10]	2019 (12 months)	233	7	-	-		-	-	47	287
	2018 (18 months)	487	12	-	-		-	-	97	596

1.	Base salary: the amount earned during the period in respect of service as a director.
2.	Benefits in kind: including car, private medical insurance, permanent health insurance and life assurance.
3.
Annual bonus: payment for performance during the year in respect of service as a director. One-third of the annual bonus is deferred into shares for three years with the exception of the Executive Chairman.

4.
LTIPs: the value of LTIP awards (excluding those awarded under the ASG program) which vest based on performance conditions ending during the relevant period, pro-rated to reflect the period as a director during the relevant three-year performance period. The 2018 figures are based on the share price at vesting of £12.64 (17 July 2018) and £19.39 (23 March 2019). The 2019 figures are based on the share price at vesting of £17.418 (26 July 2019), which resulted in none of the vesting value being attributable to share price appreciation.

5.
ASG: the value of the ASG award made in November 2014 following the Attachmate Group transaction which vested on 1 November 2017 at a share price of £26.64 (pro-rated to reflect the period as a director during the three-year performance period to 31 October 2017).

6.
Pension: the Company’s pension contribution or cash allowance paid during the period in respect of service as a director. All pension amounts paid in the 2019 financial year are cash in lieu of pension allowances.

7.
Stephen Murdoch left the board on 1 September 2017 to take on the role of Chief Operating Officer and rejoined the board on 19 March 2018 following his appointment as Chief Executive Officer. His salary, benefits, bonus and pension for the 18 month period ended 31 October 2018 reflect his service whilst a director and his LTIPs and ASG reflect the proportion of the performance period whilst a director.

8.	The LTIP figure for 2018 has been restated to reflect the share price at vesting of £19.39 (23 March 2019).
9.
Brian McArthur-Muscroft joined the Company on 5 November 2018 as Chief Financial Officer (elect) and joined the board on 21 February 2019. All figures represent pay for the period since joining the Company.

10.	Chris Kennedy joined the board on 8 January 2018 on his appointment as Chief Financial Officer and resigned from the board on 21 February 2019.

Annual bonus for the financial year ended October 31, 2019

The maximum bonus opportunity for executive directors for the 12 months ended October 31, 2019 was 150% of salary, with the exception of Brian McArthur-Muscroft whose maximum bonus opportunity for FY19 was 100% of salary.

The executive directors are on the same bonus plan as all non-commissioned employees. There is no bonus pay-out if Adjusted EBITDA on a constant currency basis, excluding the impact of in-year acquisitions, is the year and maximum bonuses are earned if the increase in this measure is 10% or more with pay-outs calculated on a straight-line basis between these two points.

The Adjusted EBITDA for continuing businesses for the financial year ended October 31, 2019 was $1,362.5 million, representing a 2.6% decline over the Adjusted EBITDA (on a constant currency basis) for the 12 months ended October 31, 2018 of $1,399.5 million. Accordingly no bonus was paid to executive directors for FY19.

Vesting of long-term incentives with performance periods ending in the financial year ended October 31, 2019

The LTIP awards granted on September 13, 2016 as nil cost options to Kevin Loosemore and Stephen Murdoch vested on July 26, 2019. Vesting of these awards was based on average aggregate EPS growth in excess of RPI over the three years ended April 30, 2019, as set out in the table below.

Average aggregate EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award
Less than 5% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

The aggregate Diluted Adjusted EPS over the performance period of 572.98 cents exceeded the stretch target aggregate EPS of 558.34 cents for maximum vesting (allowing for EPS growth of 9% pa above RPI from the base year EPS figure of 261.40 cents for the year ending 30 April 2016), resulting in 100% vesting of these awards. The committee reviewed the level of vesting and concluded that it was a fair reflection of solid operational performance over the three-year performance period as a whole (see the committee Chair’s letter for further context). Furthermore, the committee reviewed the impact of the share buyback program and Return of Value exercise following completion of the sale of SUSE and concluded that neither has a material impact on the EPS performance. LTIP awards do not benefit from dividends until exercised or released.

Executive director	Interest held	% vesting	Interest vesting	Vesting date
Kevin Loosemore	69,156	100%	69,156	July 26, 2019
Stephen Murdoch	39,640	100%	39,640	July 26, 2019

Single figure for total remuneration of non-executive directors
No changes were made to the fee structure for non-executive directors. The following table sets out the single figure for total remuneration of non-executive directors for the financial year ended October 31, 2019, together with their respective figures for the 18-month period ended October 31, 2018 as shown in last year’s report. The 18-month period arises due to the change in financial year end from April 30, to October 31, following the acquisition of the HPE Software business which completed on September 1, 2017.

	Fees
Non-executive directors	2019 (12 months)		2018 (18 months)
	£	’000	£	’000
Karen Slatford		120		180
Richard Atkins		90		135
Amanda Brown [1]		90		135
Silke Scheiber [2]		70		103
Darren Roos [3]		59		103
Lawton Fitt [4]		80		83

1.	Prior to January 1, 2019, Amanda Brown’s fees were paid direct to her employer.
2.	Silke Scheiber joined the board on May 15, 2017 and left on February 4, 2020.
3.	Darren Roos joined the board on May 15, 2017 and left on September 2, 2019.
4.	Lawton Fitt joined the board on October 17, 2017 and receives an additional fee of £10,000 per annum due to her SEC and SOX experience.

Non-executive directors’ terms of appointment
The non-executive directors’ terms of appointment are recorded in letters of appointment. The required notice from the Company and the non-executive director is 90 days in all cases. The non- executive directors are not entitled to any compensation for loss of office and stand for election or re-election as appropriate at each AGM. Details of the letters of appointment of each non- executive director who has served as a director of the Company at any time during the financial year ended October 31, 2019 are set out below:

Non-executive director	Appointment date	Expiration date
Karen Slatford	July 5, 2010	July 5, 2022
Richard Atkins	April 16, 2014	April 16, 2020
Amanda Brown	July 1, 2016	July 1, 2022
Silke Scheiber[1]	May 15, 2017	May 15, 2020
Darren Roos [2]	May 15, 2017	May 15, 2020
Lawton Fitt	October 17, 2017	October 17, 2020

1.	Silke Scheiber left the board on February 4, 2020.
2.	Darren Roos left the board on September 2, 2019

All appointments of non-executive directors are subject to election by shareholders at the first AGM of the Company after appointment and to re-election on an annual basis thereafter

Implementation of non-executive director remuneration for the year ending October 31, 2020
The non-executive directors’ fees for FY20 are unchanged from FY19 and are set out in the table below:

Independent non-executive director base fee	£70,000 p.a.
Additional fee for chairing a committee	£20,000 p.a.
Additional fee for significant SEC/SOX experience	£10,000 p.a.
Fee for the SID (including chairing committees)	£120,000 p.a.

Remuneration committee membership during the financial year ended October 31, 2019
During the financial year ended October 31, 2019, the committee comprised only of independent non-executive directors. The committee met seven times during the period under review. The number of committee meetings attended by each director in the period was as follows:

Committee member	Held	Number of meetings attended
Amanda Brown (Chair)	7	7
Karen Slatford [1]	7	7
Silke Scheiber[2]	7	7
Darren Roos [3]	5	4
Richard Atkins [4]	-	-
Lawton Fitt [5]	-	-

1.	Karen Slatford stepped down from the committee with effect from October 16, 2019.
2.	Silke Scheiber left the board on February 4, 2020.
3.	Darren Roos left the board on September 2, 2019.
4.	Richard Atkins joined the committee on October 17, 2019.
5.	Lawton Fitt joined the committee on October 17, 2019.

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

Terms of reference

The committee is responsible for the remuneration arrangements for executive directors and members of the executive management team, and for providing general guidance on aspects of remuneration policy throughout the Group. The terms of reference were reviewed and updated to reflect the 2018 Corporate Governance Code. The key aspects of the updated terms of reference are as follows:

-	Determine the remuneration policy for the Company’s Chairman and the executive directors and review its on-going appropriateness and relevance;

-
Determine the total individual remuneration packages of the executive directors and the executive management team, including salary, bonuses, incentive payments, share awards, pensions and other benefits;

-	Review the terms of executive service contracts for executive directors and the executive management team;

-	Review any material changes to pension and benefit arrangements for executive directors and the executive management team;

-	Agree the expenses policy for the Company Chairman and executive directors

-	Develop the formal shareholding requirement policy, including post cessation, encompassing both vested and unvested shares;

-
Oversee the operation of the Company’s annual bonus plans, deferred bonus plans and long-term incentives as applied to executive directors and the executive management team, including award levels, performance conditions, payouts, and application of malus and claw-back where appropriate.

-	Review the design of all share incentive plans for approval by the board and shareholders;

-	Review the remuneration policies and practices across the Group and the alignment of workforce remuneration with culture; and

-	Produce the annual Directors’ Remuneration report.

The full terms of reference of the committee are available from the Company Secretary and are on the Company’s website http://investors.microfocus.com /corporate-governance.

Agenda during the financial year ended October 31, 2019

The key activities of the committee were as follows:

-	Approved the Directors’ Remuneration report for the 18-month period ended October 31, 2018;

-	Approved the remuneration packages of executive director joining and leaving the board;

-	Reviewed the salaries and remuneration packages of the executive directors and the executive management team;

-	Reviewed bonus payments and performance against targets under the LTIP;

-	Considered current guidelines on executive compensation from advisory bodies and institutional investors;

-	Engaged with major shareholders and advisory bodies to seek their views following publication of the 2018 Directors’ Remuneration report;

-	Undertook a review of the Remuneration Policy for executive directors, and developed a new Directors’ Remuneration Policy to be put to shareholders for approval at the 2020 AGM;

-	Undertook a review of the measures and targets for the annual bonus plan and LTIP for the financial year ending October 31, 2020;

-	Updated shareholders on key aspects of the proposed new Directors’ Remuneration Policy;

-	Reviewed the performance and terms of reference of the committee.

External advisors
The committee and management seek advice on remuneration and legal matters from a number of firms as appropriate, including PwC, Deloitte and Travers Smith. The committee has direct access to these advisors who attend committee meetings as required. All provide other services to management including legal, tax, accounting and consulting services. The committee has satisfied itself that the advice it receives is objective and independent and is not conflicted by the advisors also working with management on remuneration and other matters.

In August 2019 the committee appointed PwC as their formal on-going remuneration committee advisors reporting directly to the Chair of the committee, with arrangements in place to provide the committee with oversight of the remuneration services provided by PwC to management. The committee reviewed the potential for conflicts of interest in connection with this appointment and is comfortable that there are no conflicts which might impair the independence of the PwC team that provide remuneration advice to the committee. In addition, as a founder member of the Remuneration Consultants Group, PwC operates under the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK

PwC’s fees for the financial year ended October 31, 2019 relating to remuneration advice to the committee were determined on a time and materials basis and were £45,451 (excluding VAT).

Share interest awards made during the financial year ended 31 October 2019

Deferred Share Bonus Plan

On February 28, 2019, conditional awards were made under the Deferred Share Bonus Plan to Stephen Murdoch in respect of the one-third of his FY18 annual bonus earned whilst a director that was deferred into shares. The number of shares awarded was based on the closing mid-market share price of £18.945 on the day before the grant date.

Executive director	Date of grant	Awards made during the period	Share price at grant [1]	Face value at grant
Stephen Murdoch	February 28, 2019	10,013	£18.945	£189,696

1	Share price at grant is the closing mid-market price on the day before grant.

Long-term Incentive Plan

During the financial year ended October 31, 2019, executive directors (with the exception of Chris Kennedy) were granted nil-cost options under the LTIP as set out in the table below.

Executive director	Date of grant	Performance period	Awards made during the period	Share price at grant [1]	Face value at grant	Grant basis
Kevin Loosemore	February 18,2019	3 years from November 1, 2018	89,285	£16.80	£1,499,988	200% of salary
Stephen Murdoch	February 18, 2019	3 years from November 1, 2018	101,190	£16.80	£1,699,992	200% of salary
Brian McArthur- Muscroft [2]	November 22, 2018	3 years from November 1, 2018	80,482	£14.91	£1,199,987	200% of salary
Brian McArthur-Muscroft [3]	November 22, 2018	3 years from November 1, 2018	80,482	£14.91	£1,199,987	200% of salary

1.	Share price at grant is the closing mid-market price on the day before grant.
2.	Brian McArthur-Muscroft’s normal FY19 annual award was made shortly after joining.
3.	Brian McArthur-Muscroft’s additional one-off new hire award was made shortly after joining but has a four-year performance period rather than the normal three years.

The awards will be eligible to vest on the third (or fourth in the case of Brian McArthur-Muscroft’s new hire award) anniversary of the date of grant subject to achievement of a performance condition based on average growth, in excess of RPI, of the aggregate EPS over the relevant performance period.

Annualized EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares to an award
Less than 3% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

Additional Share Grants

During the financial year ended October 31, 2019, the remuneration committee exercised its discretion to make an award to Brian McArthur-Muscroft under the Additional Share Grant program implemented following the acquisition of the HPE Software business (“HPE Software ASG” award). This was set at half the level awarded to his predecessor to reflect the shorter period of employment during the three-year performance period and ensures his interests are aligned to those of the other executive directors in delivering value from the HPE Software business.

Executive director	Date of grant	Performance period	Awards made during the period	Share price at grant [1]	Face value at grant	Grant basis
Brian McArthur-Muscroft	November 22, 2018	3 years from September 1, 2017	338,000	£14.91	£5,039,580	½ of the award granted to his predecessor

1.	Share price at grant is the closing mid-market price on the day before grant.

In line with the other current executive directors, Brian McArthur-Muscroft surrendered his HPE Software ASG and it lapsed on February 3, 2020.

Changes to the board in the financial year ended October 31, 2019
On November 5, 2018, the Company announced that Chris Kennedy would be leaving the Company in early 2019 after closing out the accounts for the 18 months ended October 31, 2018 and that Brian McArthur-Muscroft had joined and would take up the role of Chief Financial Officer and be appointed to the board in early 2019. Chris Kennedy resigned from the board and left the Company on February 21, 2019, whereupon Brian McArthur-Muscroft was appointed to the board as Chief Financial Officer. Chris Kennedy continued to receive his salary and contractual benefits until his date of leaving but no FY18 annual bonus was payable and all his LTIP awards and HPE Software ASG award lapsed on leaving. No further payments were made for loss of office.

Payments for loss of office
There were no payments for loss of office during the financial year ended October 31, 2019.

Payments to past directors

Nils Brauckmann

As disclosed last year, Nils Brauckmann stepped down from the board on July 11, 2018 following the announcement of the sale of SUSE and that, on completion of the sale, he would be treated as for other SUSE employees with regard to his various share plan awards in accordance with the rules of the plans, with pro-rating for time and performance testing applied as required. Awards which had already vested but had yet to be exercised continued unaffected, details of which were set out in last year’s Directors’ Remuneration report. The table below sets out the treatment for awards that had not yet vested at the date of completion of the sale of SUSE on March 15, 2019.

Award	Date of grant	Shares granted	Shares lost through time pro-ration [1]	Performance condition outcome	Shares vesting		Exercise/release date
LTIPs
Nil cost option	March 23, 2016	26,024	-	Already vested 100% [2]	26,024		March 15, 2019 to September 14, 2019
Nil cost option	September 13, 2016	33,476	1,860	100%[3]	31,616		March 15, 2019 to September 14, 2019
Conditional award	September 16, 2017	33,633	13,079	100%[4]	20,554		March 15, 2019
Deferred Share Bonus Plan
Conditional award	July 25, 2017	4,519	2,134	n/a	2,385	[5]	March 15, 2019
Conditional award	February 28, 2019	6,565	6,565	n/a	-		n/a

1.
Pro-ration for LTIP awards is assessed by reference to the proportion, in complete months, of the performance period completed. Pro-ration for Deferred Share Bonus Plan awards is by reference to the proportion, in complete months, of the three-year deferral period completed.

2.
The EPS performance condition on this award had already been tested and fully achieved but the award would not have vested until March 23, 2019, which resulted in a shortening of the exercise period to six months from completion of the sale.

3.
The Remuneration Committee exercised its discretion to early test the EPS performance condition based on the 2½ years to end October 2018, being the last financial year-end prior to completion of the sale of SUSE, which resulted in the performance condition being met in full.

4.
The Remuneration Committee exercised its discretion to early test the EPS performance condition based on the 1½ years to end October 2018, being the last financial year-end prior to completion of the sale of SUSE, which resulted in the performance condition being met in full.

5.
Accumulated dividends amounting to £2,735.83 were also payable on the pro-rated shares vesting. The total vesting value of the deferred bonus plan shares and dividends, which amounted to £48,290.34 was settled in cash, as these would otherwise have been settled by market purchase shares. The price used for valuing the shares was the average sale price used for all share sale transactions of SUSE employees with conditional awards on the date of completion of £19.100425

In addition, Nils voluntarily surrendered his HPE Software ASG award over 500,000 shares, which would otherwise have continued with a TSR performance condition over a performance period ending 1 September 2020, to ensure there were no outstanding unvested share based awards with a direct linkage to Micro Focus’ future performance.

Mike Phillips
As announced last year, Mike Phillips stepped down from the board on January 31, 2018 to take on a new role of Director of M&A after seven years as Chief Financial Officer, and retired from Micro Focus on May 31, 2019. On his retirement, he was treated as a “good leaver” under the rules of the various share plans. Awards which had already vested continue unaffected, details of which were set out in last years’ Directors’ Remuneration report; unvested awards were time pro-rated with vesting at their normal vesting dates subject to testing of any outstanding performance conditions. The table below sets out the treatment of unvested awards together with the LTIP award granted in 2016 which had a performance period that ended in the FY19 financial year.

Award	Date of grant	Date of vesting	Shares granted	Shares lost through time pro- ration [1]	Shares outstanding	Performance condition outcome	Exercise/release date
LTIPs
Nil cost option	September 13, 2016	July 26, 2019	37,262	-	37,262	Already vested 100% [2]	July 26, 2019 to July 25, 2026
Nil cost option	September 6, 2017	July 17, 2020	34,464	8,616	25,848	To be tested at vesting [3]	July 17, 2020 to January 16, 2021
Deferred Share Bonus Plan
Conditional award	July 25, 2017	July 25, 2020	4,758	1,583	3,165	n/a	July 25, 2020
Conditional award	February 28, 2019	February 28, 2022	2,415	2,080	335	n/a	February 28, 2022
HPE Software Additional Share Grant
Nil cost option	September 20, 2018	September 1, 2020	676,000	245,482	430,518	To be tested at vesting [4]	September 1, 2020 to February 28, 2021

1.
Pro-ration for LTIP awards is assessed by reference to the proportion, in complete months, of the performance period completed. Pro-ration for Deferred Share Bonus Plan awards is by reference to the proportion, in complete months, of the three-year deferral period completed. Pro-ration for ASG Award is by reference to days completed during the three-year performance period.

2.
The EPS performance condition on this award had already been tested based on the performance period ending April 30, 2019 and fully achieved as set out in the section for the vesting of directors’ LTIP awards with performance periods ending in the financial year ended October 31, 2019.

3.	The EPS performance condition on this LTIP award will be tested at the normal vesting date.

4.	The TSR performance condition on this HPE Software ASG award will be tested at the normal vesting date.

Chris Hsu
Chris Hsu received a payment of $14,378 under the Company’s tax equalization policy on completion and filing of his 2018 US tax return. This related to medical and other benefits that were subject to UK tax but would not have been subject to US tax.

There were no other payments made to past directors during the financial year ended 31 October 2019 relating to their previous service as a director.

Other directorships
Kevin Loosemore was appointed non-executive Chairman of De La Rue plc on September 2, 2019 and relinquished his role of Chairman of IRIS Software Group Ltd on the same date. The fees paid by De La Rue will be set out in next year’s report once they are disclosed by De La Rue. Brian McArthur-Muscroft is a non-executive director of Robert Walters plc and is paid a fee of £76,000 per annum (increased from £74,000 per annum with effect from January 1, 2019). Chris Kennedy was a non-executive director of Whitbread plc and was paid a fee of £80,000 per annum.

Implementation of Remuneration Policy for the financial year ended October 31, 2020

The following sections detail the proposed implementation of the new remuneration policy for the financial year ending October 31, 2020 (FY20).

Base salary
The committee decided not to award a salary increase to the executive directors for FY20. Therefore, the FY20 salaries are as follows: Kevin Loosemore: £750,000, Stephen Murdoch: £850,000 and Brian McArthur-Muscroft: £600,000.

Benefits
The benefits provided to the executive directors are unchanged for FY20.

Pension
The company pension contributions will remain at the same rates as currently for FY20 (20% of salary for the Executive Chairman and 15% of salary for the other Executive Directors). However, subject to approval of the new Remuneration Policy, it has been agreed between the executive directors and the committee that the pension contribution levels for all executive directors will reduce to the level for UK employees in general by the end of 2022 in one step. The current level of employer contribution for UK employees is 5%.

Annual bonus
In light of the current business context and the outcome of the strategic review, the committee has decided to add additional measures to the bonus plan for the 2020 financial year to ensure a more balanced set of measures are in place to support the delivery of key aspects of the business plan. Whilst Adjusted EBITDA continues to be the predominant performance measure, with a weighting of 60%, we are adding a revenue measure (weighted 20%) and individual key performance objectives (KPOs) (weighted 20%). The KPOs are set to focus the CEO and CFO on specific key deliverables aligned to the business plan and there will only be a payout under the KPO element if there is a payout under at least one of the financial measures. Given the announcement that the Executive Chairman will be stepping down from the board on February 14, 2020, the committee has determined that the Executive Chairman will not have specific key deliverables under the KPO element for the 2020 bonus but rather, the outcome under this element will be determined by reference to the performance under the financial measures

The Adjusted EBITDA and revenue targets for the FY20 bonus have been set to reflect the 2020 business plan, which takes into account all current factors impacting the business. The targets and the outcomes achieved will be fully disclosed in the FY20 Annual Remuneration Report, as will comprehensive details of the KPOs set and performance against those.

The maximum annual bonus opportunity for executive directors for the 2020 annual bonus remains the same as last year at 150% of salary. The requirement to defer one-third of the bonus earned into shares for three years will continue to apply to the CEO and CFO in respect of the 2020 bonus.

LTIP
It is intended that the performance measures for the 2020 LTIP grants will comprise free cash flow and TSR. In light of the recently concluded strategic review and the announcement that the current Executive Chairman will be stepping down from the board on February14, 2020 and will be replaced by a newly appointed non-executive Chairman, the committee has decided that a thorough shareholder consultation is required before confirming the financial measures and targets for the 2020 LTIP grants. The 2020 LTIP grants will therefore be delayed until after the AGM and, over the coming weeks, the Company will be consulting with shareholders and listening to their views on the proposed measures. Following the consultation, the measures, weightings, targets and grant levels for the 2020 LTIP will be finalized and published on the company website in advance of granting the awards.

Subject to the policy maximum of 200% of salary, when setting the 2020 grant levels for executive directors, the committee will take account of shareholder experience following the August 2019 trading update and subsequent share price decline. The Excutive Chairman will not be receiving an LTIP grant in 2020.

The awards are subject to a three-year performance period and, subject to approval of the new policy, the net (after tax) vested shares are to be held for a further two-year holding period.

Review of past performance until end of reporting period
The remuneration package is structured to help ensure alignment with shareholders. The graph and table below show how the Chief Executive Officer’s or Executive Chairman’s pay compares to total shareholder returns (TSR) over the last 10½ years.

The graph below shows the value, by October 31, 2019, of £100 invested in Micro Focus International plc on April 30, 2009 compared with the value of £100 invested in the FTSE 250, FTSE 100 and the FTSE All-Share Software and Computer Services indices. The dates shown are the Company’s financial year ends. The FTSE 250, FTSE 100 and the FTSE All-Share Software and Computer Services indices have been chosen as they are considered the most relevant indices for comparison with the Company.

HISTORICAL TSR PERFORMANCE

Growth in the value of a hypothetical £100 holding over the period from April 30, 2009

The table below details the Chief Executive Officer and Executive Chairman’s (for the period from April 14, 2011 until April 30, 2017) single figure of total remuneration over the same period:

	Year ended April 30,												18 months ended October 31,	12 months ended October 31,
	2010	2011	2012	2013	2014		2015		2016		2017		2018	2019
	£ ’000	£ ’000	£ ’000	£ ’000	£	’000	£	’000	£	’000	£	’000	£ ’000	£ ’000
Stephen Murdoch [1]
Single total figure of remuneration													2,739	1,333
Annual bonus outcome (% of maximum)													57%	Nil
LTIP vesting (% of maximum)													100%	100%
Chris Hsu [2]
Single total figure of remuneration													4,963
Annual bonus outcome (% of maximum)													12%
LTIP vesting (% of maximum)													n/a
Kevin Loosemore
Single total figure of remuneration		23	1,291	1,304		12,468		4,315		4,231		4,226
Annual bonus outcome (% of maximum)		Nil	90%	92%		100%		100%		100%		45%
LTIP vesting (% of maximum)		Nil	Nil	Nil		199%		100%		100%		100%
Nigel Clifford
Single total figure of remuneration		628
Annual bonus outcome (% of maximum)		Nil
LTIP vesting (% of maximum)		Nil
Stephen Kelly
Single total figure of remuneration	3,696
Annual bonus outcome (% of maximum)	Nil
LTIP vesting (% of maximum)	100%

1.
Stephen Murdoch assumed the CEO responsibilities from May 1, 2017 in the build up to the acquisition of the HPE Software business and stepped down on completion of the transaction on September 1, 2017 to take on the role of Chief Operating Officer. He was reappointed as CEO from March 16, 2018. The 2018 and 2019 figures are slightly different from those shown in the single figure for remuneration table as the value placed on the LTIPs and ASG reflect the period of the relevant performance period that he was undertaking the CEO role. The 2018 figure has also been adjusted to take account of the restatement in the LTIP value to reflect the share price at vesting on March 23, 2019 of £19.39.

2.
Chris Hsu’s period as CEO was from September 1, 2017 to March 19, 2018. The 2018 single figure of remuneration includes the benefits in kind payment of $5,918,705 to cover the grossed-up cost of the excise tax incurred as a result of US “inversion” tax treatment of the HPE Software business transaction, and has been adjusted to include a $14,378 contractual tax equalization payment relating to medical and other benefits deemed taxable in the UK which would not have been taxable in the US, which was finalized on filing his 2018/19 tax returns. The figure for his annual bonus outcome as a percentage of maximum has been calculated by reference to a maximum bonus of 150% of his salary earned over the period as a director.

Percentage change in Chief Executive Officer’s remuneration
The table below shows the percentage change in the Chief Executive Officer’s annualized remuneration from the 18 months ended October 31, 2018 to the 12 months ended October 31, 2019, as compared to the average annualized percentage change in remuneration over the same period for all staff that were on the corporate bonus scheme in both years and were employed throughout the period. For the 12 months ended October 31, 2019, this covers Stephen Murdoch but for the 18 months ended October 31, 2018 it covers a combination of Stephen Murdoch (covering the two periods before and after the HPE Software business acquisition) and Chris Hsu which has then been annualized to enable a year-on-year increase to be calculated. We have selected our staff on the corporate bonus scheme (unchanged from the 2018 report) for this comparison as it is considered the most relevant comparator group given the structure of that group’s remuneration.

	Chief Executive Officer							Other employees
Base package	2019 12 month period		2018 18 month period		2018 Annualized		Annualized % change	Annualized % change
	£	’000	£	’000	£	’000
Salary		850		1,081		721	18%	5%
Taxable benefits		20		4,493		2,995	(99)%	4%
Annual performance bonus		-		642		428	(100)%	(58)%
Total		870		6,216		4,144	(79)%	No change

Chief Executive Officer pay ratios
The 2018 Reporting Regulations require disclosure of the ratio of total CEO remuneration to the median, 25th and 75th percentile UK employee total remuneration (calculated on a full-time equivalent basis). We are voluntarily disclosing pay ratios in this year’s report, earlier than we are required to do so. We have around 1,000 employees in the UK.

For the purposes of the pay ratios below, the CEO’s total remuneration is his 2019 single total figure of remuneration of £1,563,000. All pay figures are rounded to the nearest £1,000.

Year	Method	25th percentile pay ratio	Median pay ratio	75Th percentile pay ratio
2019	Option B	35:1	24:1	14:1
Total remuneration		£45,000	£66,000	£111,000
Salary		£40,000	£59,000	£83,000

The ratios have been calculated using Option B, meaning that the best equivalents of the median, 25th and 75th percentile UK employees were identified based on the latest published hourly rate gender pay gap information. This was deemed the most appropriate methodology for the company at this time, recognizing the different human resources and payroll systems in place.

To ensure that the total remuneration for the financial year ended October 31, 2019 for the selected best equivalents of the median, 25th and 75th percentile UK employee were sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees. We excluded or adjusted for anomalies (such as employees who left part way through the year) and took the median of the remaining figures in order to provide a robust representation of each quartile.

The total remuneration calculations for the relevant representative employees, and those in the range above and below, were performed as at October 31, 2019 based on their total remuneration paid or receivable for the 2019 financial year, calculated (for all components other than benefits and pension) on the same basis as required for the CEO’s total remuneration for single total figure purposes. Benefits and pension were calculated based on the annual value of those benefits as at October 31, 2019, rather than the actual annual value of those benefits during the 2019 financial year, which is subject to changes in individual’s benefit choices during the year. No other estimates or adjustments have been used in the calculation of total remuneration and no components of pay have been omitted. For any employees who worked less than full-time during the year, their pay was adjusted to reflect a full-time equivalent basis

The committee is satisfied that the overall picture presented by the 2019 pay ratios is consistent with the pay, reward and progression policies for the company’s UK employees. Pay ratios for total remuneration are likely to vary, potentially significantly,   over time since the CEO’s total remuneration comprises a significant proportion of variable pay and so remuneration each year is impacted by the performance-related pay outcomes and share price movements. There was no bonus payout for the CEO for the 2019 financial year. The CEO’s 2016 LTIP award vested during the year and is therefore included in his total remuneration. Whilst the representative employees in the calculation would not typically participate in the LTIP, they do have the opportunity to receive company shares by participating in the UK share save plan and they receive a higher proportion of their remuneration in the form of fixed pay.

Relative importance of spend on pay
The table below shows the percentage change in total employee pay expenditure and shareholder distributions (i.e. dividends and share buy-backs) from the 12 and 18-month periods ending October 31, 2018 to the 12 months ended October 31, 2019.

	2019		2018						% change from 2018
	12 months ended October 31		18 months ended October 31,			12 months ended October 31,			18 months	12 months
	$	m	$		m	$		m	%	%
Distribution to shareholders
- Dividends paid	439.2			542.2			408.3		(19.0)%	7.6%
- Share buy-backs	538.8			171.2			171.2		214.7%	214.7%
- Return of Value	1,800.0			500.0			-		260.0%	n/a
Total	2,778.0			1,213.4			579.5		128.9%	379.4%
Employee remuneration	1,340.2			2,030.7			n/a		(34.0)%	n/a

The directors have proposed a final dividend for the financial year ended October 31,  2019 of 58.33 cents 44.53 pence per share (2018: final dividend of 58.33 cents 45.22 pence).

Directors’ shareholdings and share interests as at October 31, 2019

		Nil-cost options and conditional awards held
Director	Shares held (owned outright)	Vested but not exercised	Unvested and not subject to performance	Unvested and subject to performance	Shareholding requirement (% of salary)	Current shareholding (% of salary)[1]	Requirement met?
Kevin Loosemore	631,983	69,156	-	1,257,250	200%	945%	Yes
Stephen Murdoch [2]	276,151	39,640	15,064	1,152,391	200%	371%	Yes
Brian McArthur Muscroft [3]	-	-	-	498,964	200%	-	Not yet due
Karen Slatford	14,687	-	-	-	-	-	n/a
Richard Atkins	13,862	-	-	-	-	-	n/a
Amanda Brown	3,841	-	-	-	-	-	n/a
Silke Scheiber	-	-	-	-	-	-	n/a
Lawton Fitt	-	-	-	-	-	-	n/a

1.
Current shareholding includes the value of any shares held (owned outright) together with the net-after-tax value of any vested but unexercised nil-cost options using the closing mid-market quotation price on October 31, 2019 of £10.60.

2.	Stephen Murdoch is required to have a 200% shareholding within three years of re-joining the board on March 19, 2018.

3.	Brian McArthur-Muscroft is still within the time period (which is typically five years) to build up to his 200% shareholding requirement.

Between November 1, 2019 and February 3, 2020, the “Unvested and subject to performance” figures in the table above have reduced by 1,100,000 for Kevin Loosemore, 947,000 for Stephen Murdoch and 338,000 for Brian McArthur-Muscroft in accordance with the surrender and lapse of the outstanding ASG awards on February 3, 2020. There were no other changes to the above interests between November 1, 2019 and February 3, 2020.

Micro Focus International plc Incentive Plan 2005 (“LTIP”)
The table below sets out the executive directors’ LTIP awards (which were granted as nil cost options) as at October 31, 2019 together with the movements in these awards during the 12-month period.

	Number at November 1, 2018	Number granted in the period	Number exercised in the period	Number lapsed in the period	Number at October 31, 2019	Date for exercise
Kevin Loosemore [1]	192,157	-	192,157	-	-	June 27, 2015 to June 26, 2022
Kevin Loosemore [1]	142,132	-	142,132	-	-	June 26, 2016 to June 25, 2023
Kevin Loosemore [1]	115,192	-	115,192	-	-	June 27, 2017 to June 26, 2024
Kevin Loosemore [1]	111,275	-	111,275	-	-	July 17, 2018 to July 16, 2025
Kevin Loosemore [1]	69,156	-	-	-	69,156	July 26, 2019 to July 25, 2026
Kevin Loosemore [2]	67,965	-	-	-	67,965	July 17, 2020 to July 16, 2027
Kevin Loosemore [3]	-	89,285	-	-	89,285	February 18, 2022 to February 17, 2029
Stephen Murdoch [1]	46,237	-	46,237	-	-	December 27, 2015 to December 26, 2022
Stephen Murdoch [1]	39,884	-	39,884	-	-	June 26, 2016 to June 25, 2023
Stephen Murdoch [1]	56,421	-	56,421	-	-	June 27, 2017 to June 26, 2024
Stephen Murdoch [1]	44,510	-	44,510	-	-	July 17, 2018 to July 16, 2025
Stephen Murdoch [1]	26,024	-	26,024	-	-	March 23, 2019 to March 22, 2026
Stephen Murdoch [1]	39,640	-	-	-	39,640	July 26, 2019 to July 25, 2026
Stephen Murdoch [2]	36,664	-	-	-	36,664	July 17, 2020 to July 16, 2027
Stephen Murdoch [2]	67,537	-	-	-	67,537	September 20, 2021 to September 19, 2028
Stephen Murdoch [3]	-	101,190	-	-	101,190	February 18, 2022 to February 17, 2029
Brian McArthur-Muscroft [3]	-	80,482	-	-	80,482	November 22, 2021 to November 21, 2028
Brian McArthur-Muscroft [4]	-	80,482	-	-	80,482	November 22, 2022 to November 21, 2028

1.	This award vested in full as the performance condition was fully met.

2.
Performance condition requires that cumulative EPS growth over a three-year performance period starting on the May 1, preceding the date of grant is at least  equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points.

3.
Performance condition requires that cumulative EPS growth over a three-year performance period starting on the November 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points.

4.
Performance condition requires that cumulative EPS growth over a four-year performance period starting on the November 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points.

In considering the likely vesting level under the outstanding unvested LTIPs noted in the table above (i.e. awards to which  footnotes 2, 3 and 4 apply), due regard should be given to the performance conditions specified in footnotes 2, 3 and 4 as well as performance to date and broker forecasts.

LTIP awards exercised during the year ended October 31, 2019
The table below sets out the LTIP awards (which were granted as nil cost options) which executive directors exercised during the financial year ended October 31, 2019.

Executive director	Date of exercise	Number of options exercised	Share price at exercise [1]	Gain on exercise
Kevin Loosemore	April 5, 2019	560,756	£19.545	£10,959,976
Stephen Murdoch	April 1, 2019	213,076	£20.010	£4,263,651

1	The share price at exercise is the closing mid-market quotation price on the day of exercise.

Deferred Share Bonus Plan (“DSBP”)
The table below sets out the executive directors’ awards of conditional shares under the DSBP as at October 31, 2019 together with the movements in these awards during the year.

	Number at November 1, 2018	Number granted in the period	Number exercised in the period	Number lapsed in the period	Number at October 31, 2019	Date of release
Stephen Murdoch	5,051	-	-	-	5,051	July 25, 2020
Stephen Murdoch	-	10,013	-	-	10,031	February 28, 2022

Additional Share Grants (“ASG”)
The table below sets out the executive directors’ ASG awards (which were granted as nil cost options) as at October 31, 2019 together with the movements in these awards during year.

	Number at November 1, 2018	Number granted in the period	Number Exercised in the period	Number lapsed in the period	Number at October 31, 2019	Date of exercise
Kevin Loosemore [1]	947,140	-	947,140	-	-	November 1, 2017 to October 31, 2024
Kevin Loosemore [2]	1,100,000	-	-	-	1,100,000	September 1, 2020 to August 31, 2027
Stephen Murdoch [1]	405,917	-	405,917	-	-	November 1, 2017 to October 31, 2024
Stephen Murdoch [2]	947,000	-	-	-	947,000	September 1, 2020 to August 31, 2027
Brian McArthur-Muscroft [2]	-	338,000	-	-	338,000	September 1, 2020 to August 31, 2027

1	This award vested in full as the performance condition was fully met.
2	The performance condition is that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:
a.	0% if the Shareholder Return Percentage (as defined below) is 50% or less;
b.	100% if the Shareholder Return Percentage is 100% or more; and
c.	a percentage determined on a straight-line basis between (i) and (ii) above.

The “‘Shareholder Return Percentage” will be calculated by deducting £18.17¾ per share (the “Reference Price”), being the average of the 20 days to August 2,  2016 (being the date of the heads of agreement relating to the acquisition of the HPE Software business), from the sum of the “Vesting Price” (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between completion and the vesting date. This will be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

The executive directors listed in the table above have surrendered the outstanding ASG awards noted in the table and they lapsed on February 3, 2020.

Additional Share Grant awards exercised during the year ended October 31, 2019
The table below sets out the Attachmate ASG awards (which were granted as nil cost options) which executive directors exercised during the financial year ended October 31, 2019.

Executive director	Date of exercise	Number of Options exercised	Share price at exercise [1]	Gain on exercise
Kevin Loosemore	April 1, 2019	947,140	£20.010	£18,952,271
Stephen Murdoch	April 1,2019	405,917	£20.010	£8,122,399

1	The share price at exercise is the closing mid-market quotation price on the day of exercise.

Sharesave
Chris Kennedy’s share save options from the summer 2018 offer lapsed on leaving the Company at the end of February 2019. No other executive director is currently participating in Sharesave.

Share option schemes
Details of the Company’s share option schemes are given in note 33 of the financial statements in Item 18.

The mid-market closing price of the shares at October 31, 2019 was 1,060 pence per share and during the 12 months ended October 31, 2019 the mid-market closing price varied between 1,004 pence and 2,160 pence per share.

Statement of shareholder voting
The following table shows the results of the advisory vote on the 2018 Directors’ Remuneration report at the AGM held on March 29, 2019, together with the latest approval vote on the Directors’ Remuneration Policy at the AGM on September 4, 2017:

	Votes for		Votes against
	Number	Percentage	Number	Percentage	Votes cast	Votes withheld
2018 Director’s Remuneration report	154,276,600	49.67%	156,329,073	50.33%	322,087,153	11,481,480
2017 Director’s Remuneration Policy	162,259,404	86.46%	25,408,333	13.54%	188,129,640	461,903

A statement was issued on March 29, 2019 acknowledging the advisory vote against the 2018 Directors’ Remuneration report and committing to a thorough review of the reward strategy and continuing engagement with shareholders to fully understand their concerns. An update statement was issued on September 26, 2019 noting the shareholder feedback received and the concerns raised which led to this vote outcome.

Since the AGM in March 2019, the Board has undertaken a detailed review of all of the feedback received from our shareholders and proxy agencies on the 2018 Remuneration report and engaged with our largest shareholders on the changes being proposed to the Remuneration Policy. This feedback has been incorporated into the design of the proposed new Remuneration Policy. The Company will be undertaking a full shareholder consultation in advance of the 2020 LTIP grants.

Item 6. C.	Board practices.

Role of the board

The Board leads and controls the Company and has collective responsibility for promoting the long-term success of the Group. While the board delegates some responsibilities to its committees or, through the CEO, to management, it has agreed a formal schedule of matters that are specifically reserved for its consideration. These include constructively challenging and helping develop proposals on business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the board reviews progress of the Group towards its objectives and receives papers on key subjects in advance of each board meeting.

These typically cover:
Strategy and budgets;
–  Business and financial performance;
–  Product plans and development;
–  Corporate activities;
–  Human resources; and
–  Investor relations.

While the board retains overall accountability for and control of the Company, the executive directors are responsible for conducting the day-to-day management of the business. Review of the Group’s principal business activities is the responsibility of the operating committee. The operating committee comprises the Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Operating Officer, Vice President Strategy and Planning and the Group General Counsel and Company Secretary and is chaired by the CEO, Stephen Murdoch.

Roles of board members
The Executive Chairman has responsibility for leading the board, including setting the board agenda (in conjunction with the senior independent director and the Company Secretary) and for the delivery of strategy, M&A activities, investor relations and executive director development. He chairs board meetings, facilitating the effective contribution of non-executive directors and ensuring that the board is effective in all aspects of its role, and for upholding the highest standards of integrity and probity. He also chairs shareholder meetings and is responsible for ensuring effective communication with shareholders, supported by his accountability for investor relations.

The Senior Independent Director, Karen Slatford, chairs the nomination committee and is therefore responsible for succession planning. Also, in her role as senior independent non- executive director, Karen Slatford leads on governance issues, including the annual review of overall board effectiveness and of the Executive Chairman’s performance. The senior independent non-executive director also acts as an intermediary, if necessary, between non-executive directors and the Executive Chairman and between the Company and its shareholders, providing a point of contact for those shareholders who wish to raise issues with the board, other than through the Executive Chairman. Each of the non-executive directors has been appointed for a specific term, subject to annual re-election by shareholders. The independent non-executive directors comprise a majority of the board.

The executive directors are responsible for developing the Group’s strategy and proposing the budget for board approval and are accountable to the board through the Chief Executive Officer. They are also responsible for the financial and operational performance of the Group and, in conjunction with the operating committee, they are collectively responsible for the day-to-day running of the business. There is a clear and documented division of responsibilities between the Executive Chairman, who is responsible for running the board and retains executive responsibility for strategy, M&A activities, investor relations and executive director development, and the Chief Executive Officer, who is responsible for the evolution and delivery of the strategy and the day-to-day operation of the business. This division of responsibilities has been considered and approved by the board, who are satisfied that no one individual has unfettered powers of decision-making.

The role of the non-executive directors is to ensure that independent judgement is brought to board deliberations and decisions and to provide constructive challenge as appropriate. They promote the highest standards of integrity, probity and corporate governance throughout the Company.

The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the executive directors.

The non-executive directors, led by the Senior Independent Director, met regularly throughout the year in private session without executive directors in attendance.

The Company Secretary is accountable to the board through the Executive Chairman, to whom she reports. It is the responsibility of the Company Secretary to ensure that agreed board procedures are followed and all rules and regulations are complied with. The Company Secretary’s responsibilities include facilitating the induction and professional development of directors and ensuring the smooth flow of information between board members, between the board and its committees and between non-executive directors and senior management.

In addition, all directors have direct access to the advice and services of the Company Secretary.

Non-executive directors’ terms of appointment
The non-executive directors’ terms of appointment are recorded in letters of appointment. The required notice from the Company and the non-executive director is 90 days in all cases. The non-executive directors are not entitled to any compensation for loss of office and stand for election or re-election as appropriate at each AGM. Details of the letters of appointment of each non-executive director who has served as a director of the Company at any time during the financial year ended October 31, 2019 are set out below:

Non-executive director	Appointment date	Expiration date
Karen Slatford	July 5, 2010	July 5, 2022
Richard Atkins	April 16, 2014	April 16, 2020
Amanda Brown	July 1, 2016	July 1, 2022
Silke Scheiber [1]	May 15, 2017	May 15, 2020
Darren Roos [2]	May 15, 2017	May 15, 2020
Lawton Fitt	October 17, 2017	October 17, 2020

1 Silke Scheiber left the board on February 4, 2020.
2 Darren Roos left the board on September 2, 2019.

Non-executive directors’ independence
Each of the non-executive directors who served during the period was considered by the board to be independent. Karen Slatford was appointed to the board in July 2010 and has now served for more than nine years. The board has specifically considered whether this was likely to affect, or could appear to affect, her independence and concluded that she continued to demonstrate independence in thought and judgement, noting that there were no other relationships or circumstances that could affect her independence.

The board also decided on October 17, 2019 that, in furtherance of good governance, all the non-executive directors would join each committee of which they were not already a member, save that Karen Slatford would no longer serve on the remuneration committee as she had completed the maximum term permitted under the committee’s terms of reference.

Board members’ external commitments
Each of the non-executive directors confirms on appointment that they will devote sufficient time to meet what is expected of them in their role. They have each disclosed their other significant commitments and the time involved in these, and advise the board of any changes.

Two of the executive directors have external roles.
Brian McArthur-Muscroft is a non-executive director of Robert Walters plc. Kevin Loosemore has had external roles for a number of years and on September 2, 2019 was appointed as a non-executive director of De La Rue plc, subsequently becoming non-executive chairman of that company on October 1, 2019. At the time of joining that board, Mr Loosemore relinquished his role as non-executive chairman of IRIS Software Group Ltd (though he continues to serve as a non-executive director of that company). The board is satisfied that there will be no adverse impact on the Company from this new appointment

Board meetings
The board schedules meetings approximately every two months, with a scheduled update call in the months with no formal meeting. Additional meetings are arranged as necessary, especially when circumstances or the nature of the matter means that the business could not be dealt with on a regular update call. All directors receive an agenda and board papers in a timely manner in advance of meetings, to help them make an effective contribution at the meetings. The board makes full use of appropriate technology as a means of updating and informing all its members, including the use of board portal software.

In the year ended October 31, 2019 the board met formally at six scheduled meetings. As described overleaf, the board also met on a further two occasions to receive interim updates or consider more urgent matters.

Attendance at board and committee meetings
The number of board and committee meetings attended by each director in the year ended October 31, 2019, relative to the number of meetings held during their time in office, was as follows:

Director	Board	Audit Committee	Nomination committee	Remuneration committee
Kevin Loosemore	8/8	-	-	-
Stephen Murdoch	8/8	-	-	-
Brian McArthur-Muscroft [1]	6/6	-	-	-
Karen Slatford	7/8	-	5/5	7/7
Richard Atkins	8/8	8/8	5/5	-
Amanda Brown	8/8	8/8	-	7/7
Lawton Fitt	8/8	7/8	5/5	-
Silke Scheiber	8/8	8/8	-	7/7
Chris Kennedy [2]	2/2	-	-	-
Darren Roos [3]	5/6	-	3/3	4/5

1.	Brian McArthur-Muscroft served as a director from February 21, 2019.
2.	Chris Kennedy ceased to serve as a director on February 21, 2019.
3.	Darren Roos ceased to serve as a director on September 2, 2019.

If any director is unable to attend a meeting, they provide feedback to the Executive Chairman, the chair of the committee or the Company Secretary, who will ensure that their comments are then communicated to the meeting.

Key matters considered by the board during the financial year
The key matters that the board discussed at each meeting and the key activities that have taken place throughout this period.

Matters considered at all scheduled board meetings	Key activities for the board in the year to October 31, 2019

-      Key Project status and progress
-      Strategy
-      Financial reports and statements
-      Operational reports, issues and highlights
-      Investor relations and capital markets update
-      Key legal updates
-      Key transactions
-      Assurance and risk management
-      Compliance reports
-      Committee reports

-    Reviewed 2019 budget and approved 2020 preliminary budget approval
-      Completion of the disposal of the SUSE business
-      Approved the Return of Value to shareholders
-      Approved two further share buyback programs
-      Commenced a strategic review of the Group’s business
-      Approved revised Group policies
-      Conducted externally facilitated board review
-     Reviewed and approved changes to the membership of the board’s committees
-      Reviewed IT infrastructure changes
-      Reviewed compliance with debt covenants and liquidity
-   Reviewed risk and long-term viability and evolution of Risk Management Framework

Independent advice
The board has agreed procedures for directors, including the non-executive directors, to follow if they believe they require independent professional advice in the furtherance of their duties. These procedures allow the directors to take such advice at the Company’s expense.

Operational management structure
Our organizational structure allocates individual responsibilities, the performance of which are monitored on an ongoing basis. The management of the Group as a whole is delegated to the Chief Executive Officer and, through him, to the operating committee. This body is chaired by the Chief Executive Officer, Stephen Murdoch, and also comprises the Chief Financial Officer, Chief Operating Officer, Chief Human Resources Officer, Senior Vice President Strategy and Planning and the Group General Counsel and Company Secretary. It meets regularly to develop strategic plans, monitor operational performance and consider key business issues. As part of these reviews, it considers the risks associated with the delivery of strategy and any material governance issues within the Group’s operating companies.

A number of Group administrative functions such as Finance, Tax & Treasury, Human Resources, IT, Corporate Communications and Legal report to the board through the operating committee. The conduct of Micro Focus’ business is delegated to local and regional executive management teams subject to a chart of approvals policy, which is approved by the board and communicated to all employees in the Group. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy and a number of Group-wide policies, intended to drive compliance with key governance standards. These policies cover areas including finance, contract approvals, data protection, share dealing, business conduct, ethics and anti-bribery and corruption and anti-slavery and human trafficking.

EFFECTIVENESS

Board skills, experience, independence and knowledge of the Company
The board is satisfied that its current composition provides an appropriate blend and balance of skills, experience, independence and knowledge of the Company, such that the board and its committees can discharge their respective duties and responsibilities effectively. However, it is important that there is a progressive refreshing of the board, particularly when the strategic challenges we face are evolving. An explanation of how we manage succession planning at board level is included in the nomination committee report. There is a formal, rigorous and transparent procedure for the appointment of new directors to the board, led by the Senior Independent Director, Karen Slatford. As part of that process, each director confirms that they should be able to allocate sufficient time to the Company to discharge their responsibilities effectively.

On joining, each new director receives a comprehensive, formal and tailored induction into the Company’s operations. This includes briefings on the Company’s business, strategy, constitution and decision-making process, the roles and responsibilities of a director and the legislative and regulatory framework. New directors also meet with the Group’s CEO, CFO, senior product and other managers and have the opportunity to meet shareholders at the AGM. All directors regularly update and refresh their skills and knowledge and can request that appropriate training is provided, at the Company’s expense, as required. The executive directors ensure regular informal contact is maintained with non-executive directors throughout the year, including providing opportunities to visit Group offi  es around the world. The non-executive directors have unrestricted access to anyone in the Company. The Executive Chairman also meets separately with the non-executive directors.

Conflicts of interest
In accordance with the Companies Act 2006, the Company has put in place procedures to deal with conflicts of interest, which have operated effectively. The board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. Any changes to these commitments are reported to the board.

Board information
As explained above, the directors are provided with the agenda and supporting papers in a timely manner in advance of the relevant board or committee meeting. The board is satisfied that the information provided is in an appropriate form and of a quality that should enable the directors to discharge their duties satisfactorily.

Board and committee evaluation
A comprehensive evaluation of the performance of the board, its committees and each of its directors is carried out annually.

This year the review of the board and its committees was externally facilitated, being led by the Executive Chairman and the senior independent non-executive director, supported by the Company Secretary. The external facilitator was Emma Fallon of No 4 consultancy, who had no other connection with. Following discussion with the Executive Chairman and senior independent non-executive director, a discussion guideline was prepared to steer, but not prescribe nor limit, the topics to be discussed individually with each of the interviewees. No 4 met individually with each director and those members of the senior leadership team who interact most with the Board. These were open, confidential and non-attributable conversations.

Initial findings and individual feedback was shared with the review leaders and a written report provided to all directors, The main conclusions from the review were presented to and discussed by the board

The majority of recommendations fell broadly into three areas:

-	Mechanics of board meetings, including the volume and nature of information provided and holding formal discussions of Company culture
-
Board relationships, including the non-executive directors playing a more proactive role in supporting management  and creating opportunities for informal discussions of topics, without the constraint of a formal agenda

-	Board composition and succession management, covering the future evolution of the board and the need to preserve the qualities that experienced directors bring to its discussions.

The Board noted that progress had been seen with regard to actions from the previous review. Notable improvements were in relation to the presentation of information and to the positive impact from holding board and committee meetings on consecutive days, with the additional benefit of informal discussion at board dinners highlighted.

Director evaluation
In accordance with the recommendations of the Code, the Company’s articles of association require that all directors are subject to election by the shareholders at the first AGM of the Company after their appointment and to re-election by the shareholders on an annual basis thereafter. Prior to proposing any director for re-election, the board operates a formal process, led by the Chairman, to assess the effectiveness of each director and, in the case of the non-executive directors, their continued independence and to assess whether the individual is willing to continue in office.

Informed by individual feedback from the board review, a discussion on the contribution of each of the non-executive directors took place between the chairman and the senior independent non-executive director.

In addition, the senior independent non-executive director meets with the non-executive and executive directors at least once a year to review the performance and continuing commitment of the Executive Chairman and consider whether to recommend his re-election.

All the individuals proposed for re-appointment at the 2020 AGM have been subject to an evaluation procedure in the last 12 months. The board also believes that the skills and experience of each of the non-executive directors enables them to continue to provide valuable contributions to the board, and is satisfied that each of them continues to exercise rigorous and objective judgment.

ACCOUNTABILITY AND AUDIT
The board is responsible for the preparation of the Annual Report and Accounts. In doing so, it has established formal and transparent arrangements for considering how best to apply corporate reporting, risk management and internal control principles and for maintaining an appropriate relationship with the Company’s auditors, KPMG.

The board considers the Annual Report and Accounts, taken as a whole, to be fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and prospects, including its performance, business model and strategy. While this is the board’s responsibility, it is overseen by the Audit committee.

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

Audit committee

Composition of the committee
The audit committee comprises Richard Atkins (who serves as its chair), Amanda Brown, Silke Scheiber and Lawton Fitt and, from October 17, 2019, Karen Slatford. All members of the committee are independent non-executive directors. The board considers that:

-
for UK purposes, Richard Atkins, a chartered accountant, has recent and relevant financial experience by virtue of his previous executive and current non-executive responsibilities (details of which can be found in his biography) and that the audit committee as a whole has competence relative to the sector in which the Company operates; and

-
for US purposes, each of the audit committee members is independent under the SEC and NYSE definitions of that term; that Richard Atkins is an audit committee financial expert, is independent of management, and has accounting or related financial management expertise; and that all of the audit committee members are financially literate.

Executive directors and senior executives (most often the Director of Finance, the Head of Tax and Treasury and the Director of Internal Audit and Risk) attend meetings by invitation as required, but do not do so as of right. Representatives of KPMG LLP (external auditor), PricewaterhouseCoopers LLP (internal auditor) and Deloitte LLP (external tax advisors) also attend the committee meetings and meet privately with committee members, in the absence of executive management, prior to each committee meeting.

The committee normally meets at least four times during each financial year and more frequently as required.

Role and responsibilities of the committee
The committee’s principal responsibilities are to:

-
monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements contained in them. The committee also reviews the Group’s Annual Report and Accounts and Interim Report prior to submission to the full board for approval;

-
monitor the Group’s accounting policies and review the Company’s internal financial controls and financial reporting procedures and, on behalf of the board, the Company’s internal control and risk management systems;

-	monitor the adequacy and effectiveness of the Company’s internal controls and internal financial controls, risk management systems and insurance arrangements;

-	monitor and review the effectiveness of the Company’s internal audit function;

-
make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

-
oversee the relationship with the external auditors and review and monitor their independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK and US professional and regulatory requirements;

-
develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm; and to report to the board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;

-	provide a forum through which the Group’s external and internal auditors and external tax advisors report to the board; and

-	report to the board on how it has discharged its responsibilities.

The committee’s terms of reference (audit committee charter) are published on the Company’s website, www.microfocus.com.

Nomination committee

Composition of the committee
The Nomination committee comprises Karen Slatford (who serves as its Chair), Richard Atkins and Lawton Fitt and, from October 17, 2019, Amanda Brown and Silke Scheiber. Darren Roos also served as a member until September 2, 2019, on which date he ceased to serve as a director. All members of the committee are independent non-executive directors. Executive directors and senior executives are invited to attend the meetings by invitation, as required, but do not do so as of right.

The committee normally meets at least twice during each financial year, and more frequently as required.

Role and responsibilities
The committee’s principal responsibility is proposing candidates for appointment to the board, having regard to the balance and structure of the board and taking into consideration the benefits of diversity in all its forms, including gender, ethnicity, religion, disability, age and sexual orientation. The terms of reference of the committee include, among other matters, the following responsibilities:

-	To review the structure, size and composition (including the skills, knowledge, experience and diversity) required of the board and make recommendations to the board with regard to any changes;

-	To identify and nominate, for the approval of the board, candidates to fill board vacancies as and when they arise;

-	To give full consideration to succession planning for directors and other senior executives;

-	To keep under review the leadership needs of the Group, both executive and non-executive, with a view to ensuring the continued ability of the Group to compete effectively in the marketplace; and

-	To review annually the time required from non-executives, evaluating whether they are spending enough time to fulfil their duties.

The committee’s terms of reference are published on the Company’s website, www.microfocus.com.

Diversity
The board has considered diversity in broader terms than just gender and believes it is also important to reach the correct balance of skills, knowledge, experience and independence on the board. During the prior year, the committee reviewed the Company’s diversity policy to include a strategy to promote equal opportunity and attract a wider range of ethnicity, while continuing to attract and retain the most talented people who can deliver sustained outstanding performance. The Group has formal policies in place to promote equality of opportunity across the whole organization, regardless of gender, ethnicity, religion, disability, age or sexual orientation.

At October 31, 2019 the board comprised four men (50%) and four women (50%). The Company Secretary is also a woman.  As opportunities arise the board will seek to broaden the wider diversity of the directorate, in line with its policy goals. Our most senior management forum, the operating committee, has four male members and two female members, so 33% of its members are female. Of the 44 employees who report directly to the operating committee members, 14 are female, being 32%.

Executive directors’ service agreements at October 31, 2019

Executive director	Date of service contract	Notice period
Kevin Loosemore [1]	April 14, 2011	The agreement is terminable by either party on six months’ notice
Stephen Murdoch [2]	April 16, 2014	The agreement is terminable by either party on six months’ notice
Brian McArthur-Muscroft [3]	November 4, 2018	The agreement is terminable by either party on six months’ notice

1.	Kevin Loosemore’s service contract was amended December 9, 2015 and April 12, 2017.

2.
Stephen Murdoch stepped down from the board on completion of the HPE Software business acquisition on September 1, 2017 to become Chief Operating Officer. He was reappointed to the board as Chief Executive Officer on March 19, 2018.

3.	Brian McArthur-Muscroft joined the Company on November 5, 2018 and was appointed to the board as Chief Financial Officer on February 21, 2019.

Remuneration committee
The remuneration committee comprises Amanda Brown (who serves as its chair), Karen Slatford and Silke Scheiber and, from October 17, 2019, Richard Atkins and Lawton Fitt. Darren Roos also served as a member until September 2, 2019, on which date he ceased to serve as a director. All members of the committee are independent non-executive directors.  The committee met seven times during the period under review.

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

Terms of reference

The committee is responsible for the remuneration arrangements for executive directors and members of the executive management team, and for providing general guidance on aspects of remuneration policy throughout the Group. The terms of reference were reviewed and updated to reflect the 2018 Corporate Governance Code. The key aspects of the updated terms of reference are as follows:

-	Determine the remuneration policy for the Company’s Chairman and the executive directors and review its on-going appropriateness and relevance;

-
Determine the total individual remuneration packages of the executive directors and the executive management team, including salary, bonuses, incentive payments, share awards, pensions and other benefits;

-	Review the terms of executive service contracts for executive directors and the executive management team;

-	Review any material changes to pension and benefit arrangements for executive directors and the executive management team;

-	Agree the expenses policy for the Company Chairman and executive directors

-	Develop the formal shareholding requirement policy, including post cessation, encompassing both vested and unvested shares;

-
Oversee the operation of the Company’s annual bonus plans, deferred bonus plans and long-term incentives as applied to executive directors and the executive management team, including award levels, performance conditions, payouts, and application of malus and claw-back where appropriate.

-	Review the design of all share incentive plans for approval by the board and shareholders;

-	Review the remuneration policies and practices across the Group and the alignment of workforce remuneration with culture; and

-	Produce the annual Directors’ Remuneration report.

The full terms of reference of the committee are available from the Company Secretary and are on the Company’s website http://investors.microfocus.com/corporate-governance.

Item 6. D.	Employees.

The average monthly number of people employed by the Group (including executive directors for the 12 months ended October 31, 2019, the 18 months ended October 31, 2018 and 12 months ended April 30, 2017 was as follows:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing Operations
Sales and distribution	5,413	5,860	1,818
Research and development	5,056	4,323	1,400
General and administration	1,991	1,378	642
	12,460	11,561	3,860
Discontinued Operation
Sales and distribution	164	515	323
Research and development	170	629	476
General and administration	3	8	4
	337	1,152	803
Total
Sales and distribution	5,577	6,375	2,141
Research and development	5,226	4,952	1,876
General and administration	1,994	1,386	646
	12,797	12,713	4,663

Item 6. E.	Share ownership.

Directors’ shareholdings and share interests as at October 31, 2019 are as follows. Further information in relation to share options is included in Item 6. B. including detailed information in relation to directors’ share options within the Directors Remuneration Report.

			Nil-cost options and conditional awards held
Director	Shares held (owned outright)	% of Group Ordinary shares	Vested but not exercised	Unvested and not subject to performance	Unvested and subject to performance	Other Share Save Options
Kevin Loosemore	631,983	0.2	69,156	-	1,257,250	-
Stephen Murdoch [2]	276,151	0.1	39,640	15,064	1,152,391	-
Brian McArthur-Muscroft [3]	-	-	-	-	498,964	-
Karen Slatford	14,687	0.0	-	-	-	-
Richard Atkins	13,862	0.0	-	-	-	-
Amanda Brown	3,841	0.0	-	-	-	-
Silke Scheiber	-	-	-	-	-	-
Lawton Fitt	-	-	-	-	-	-

All members of key management bodies own less than 1% of the Group’s Ordinary shares.

Details of the share plans open to all employees are included in note 33 of the Consolidated financial statements in Item 18.

Item 7.	Major Shareholders and Related Party Transactions
Item 7. A.	Major shareholders.

At the date of the most recent filed SC 13G/A, being the most recent practicable date, the following percentage interests in the ordinary share capital of the Company:

	Ordinary shares of 10 pence each	Percentage of issued share capital %
Dodge & Cox	58,978,116	17.70%
Causeway Capital Management LLC	29,945,679	8.98%
BlackRock Inc.	25,103,914	7.50%

At January 27, 2020 the Group had 1,615 Ordinary shareholders and 41,784 registered holders of the ADSs.

Item 7. B.	Related party transactions.

The Group’s related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in Note 33 of the consolidated financial statements in Item 18. There are no loans between the Group and the key management personnel.

Transactions with other related parties.
The following transactions occurred with other related parties:

Contributions made to pension plans by the Group on behalf of employees are set out in Note 25 of the consolidated financial statements in Item 18.

Sales and purchases of goods and services between related parties are not considered material.

Item 7. C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information
Item 8. A.	Consolidated Statements and Other Financial Information.

The Consolidated financial statements filed as part of this Annual Report on Form 20-F are included in Item 18.

Item 8.A.7	Litigation, Proceedings and Investigations

The Group is involved in various lawsuits, claims, investigations and proceedings including those consisting of IP, commercial, employment, employee benefits and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement, dated as of September 7, 2016, between Seattle SpinCo, Inc. and HPE (the “SDA”) includes provisions that allocate potential financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against potential liabilities to one party arising out of potential liabilities allocated to the other party.  In addition, as part of the SDA, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Group records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Litigation is inherently unpredictable. However, the Group believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be significantly affected in any particular period by the resolution of one or more of these contingencies. The Group believes it has recorded adequate provisions for any such matters and, as of October 31, 2019, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and HPE:

This purported class and collective action was filed on August 18, 2016 and an amended (and operative) complaint was filed on December 19, 2016 in the United States District Court for the Northern District of California, against HP Inc. and HPE alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by an HP entity pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated pursuant to a WFR plan on or after August 18, 2012. On September 20, 2017, the Court granted the defendants’ motions to compel arbitration and administratively closed the case pending resolution of the arbitration proceedings.  During the period from November 30, 2017, through the present, the named and opt-in plaintiffs who signed separation agreements that include class action waiver and mandatory arbitration provisions filed arbitration demands.  On December 22, 2017, defendants filed a motion to stay the case pending arbitrations which was granted on February 6, 2018.  The claims of the arbitration opt-ins have been resolved or dismissed from the District Court case.  Plaintiffs filed a Third Amended complaint on January 27, 2020.  The stay of the litigation remains in place.

Wall vs. HPE and HP Inc.:

This certified California class action and Private Attorney General Act action was filed against Hewlett-Packard Company on January17, 2012 and the fifth (and operative) amended complaint was filed against HP Inc. and HPE on June 28, 2016. The complaint alleges that the defendants paid earned incentive compensation late and failed to timely pay incentive compensation upon termination of employment. On August 9, 2016, the court ordered the class certified without prejudice to a future motion to amend or modify the class certification order or to decertify. The scheduled January 22, 2018 trial date was vacated following the parties’ notification to the court that they had reached an agreement to resolve the dispute.  The parties subsequently finalized and executed a settlement agreement and received preliminary approval of that agreement on June 29, 2018.  After giving notice of the settlement to the class, to which there were no objections or opt-outs, the Court granted final approval of the settlement on December 21, 2018.  The Final Accounting Hearing was continued to March 6, 2020.  The parties anticipate that the case will be dismissed shortly after the Final Accounting Hearing.

Jackson, et al. v. HP Inc. and Hewlett Packard Enterprise:

This putative nationwide class action was filed on July 24, 2017 in United States District Court in San Jose.  Plaintiffs purport to bring the lawsuit on behalf of themselves and other similarly situated African-Americans and individuals over the age of forty. Plaintiffs allege that defendants engaged in a pattern and practice of racial and age discrimination in lay-offs and promotions.  On September 29, 2017, Plaintiffs filed an amended complaint to add an additional plaintiff and a claim alleging that defendants engaged in a pattern and practice of racial discrimination in hiring.  On January 12, 2018, defendants moved to transfer the matter to the United States District Court in the Northern District of Georgia. Defendants also moved to dismiss the claims on various grounds and to strike certain aspects of the proposed class definition. On July 11, 2018, the court granted defendants’ motion to dismiss this action for improper venue, and also partially dismissed and struck certain claims without prejudice to re-filing in the appropriate venue. On July 23, 2018, plaintiffs re-filed their lawsuit in the United States District Court for the Northern District of Georgia. On August 9, 2018, Plaintiffs filed a notice of appeal of the dismissal of the Northern District of California action with the Ninth Circuit Court of Appeals. On August 15, 2018, Plaintiffs filed a motion to stay their lawsuit in the Northern District of Georgia, which was granted by the court.  On October 1, 2018, the Georgia court granted the plaintiffs’ unopposed motion to stay and administratively close the Georgia action until the Ninth Circuit appeal is decided.  The parties are continuing to discuss a potential settlement, no further appellate briefing schedule has been set, and the stay in the Northern District of Georgia remains in place.

Araiza vs. HP Inc. and HPE:

On December 29, 2015, former PPS (HP Inc.) employee Daniel Araiza filed a California class action against HP Inc. and HPE in Santa Clara County Superior Court.  Plaintiff alleges failure to (a) compensate Field Technical Support Representatives with minimum and overtime wages for all hours worked, (b) failure to pay exempt and non-exempt employees all accrued vacation and/or floating holidays upon separation of employment, (c) to provide meal breaks, and (d) derivate claims for inaccurate wage statements, waiting time penalties, unfair business practices, and Private Attorneys General Act (“PAGA”) penalties. Plaintiff sought to certify three groups of California employees from December 29, 2011 to the present.  The parties participated in settlement discussions and settled the lawsuit on March 19, 2019, subject to court approval. Plaintiff filed its motion for preliminary approval and the preliminary approval hearing is set for May 8, 2020.

Wapp Tech Limited Partnership et al. v. Micro Focus International plc:

On July 2, 2018, Wapp Tech Limited Partnership and Wapp Tech Corp. (collectively, “Wapp”) sued Micro Focus International plc in the Eastern District of Texas, accusing it of infringing claims of three patents in connection with Micro Focus International plc’s purported manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center. Wapp also sued Hewlett Packard Enterprise Company, Wells Fargo & Company, and Bank of America Corporation for their alleged use of the same accused products.  On October 15, 2018, Seattle SpinCo, Inc. and EntIT Software LLC, indirect subsidiaries of Micro Focus International plc, filed a Declaratory Judgment action in the District of Delaware, alleging that they are the Micro Focus entities responsible for the accused products, that the asserted patents are invalid or ineligible, and that the accused products do not infringe.  On November 27, 2018, Wapp moved to dismiss the Delaware action in favor of the Texas action. On March 15, 2019, the Delaware court stayed that case based on the pending motion practice in Texas. On August 13, 2019, the Texas court dismissed Micro Focus International plc for lack of personal jurisdiction, but granted Wapp’s request to amend its complaint to name Micro Focus International plc subsidiaries Seattle SpinCo, Inc., EntIT Software LLC, EntCo Interactive (Israel) Ltd., EntCo Government Software LLC, and Micro Focus (US) Inc. (collectively, the “Subsidiary Defendants”) as defendants.  On August 20, 2019, Wapp filed an amended complaint in that case naming the Subsidiary Defendants as defendants.  On September 17, 2019, the Subsidiary Defendants moved to transfer the Texas suit against them to Delaware; the Court has not yet ruled on that motion.  On November 1, 2019, the Texas Court issued scheduling orders in each of the cases against the Subsidiary Defendants, Bank of America, and Wells Fargo.  The Final Pretrial Conference is scheduled for December 3, 2020, and trial dates have not yet been set.

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

•          In re Micro Focus International plc Securities Litigation is another putative class action on behalf of holders of Micro Focus ADS filed on May 23, 2018 in the United States District Court for the Northern District of California against Micro Focus and certain current and former directors and officers, among others.  On July 26, 2018, the court transferred the case to the United States District Court for the Southern District of New York.  The lawsuit alleges violations of the Securities Act and of the Exchange Act.  On September 30, 2019 the lead plaintiff filed a second amended complaint.  On November 4, 2019, Micro Focus and other defendants filed a motion to dismiss the second amended complaint.  That motion is pending before the Court.

Item 8. A. 8	Policy on dividend distributions.

Our policy with respect to dividend distributions is described in response to “Item 3.A Selected financial data” above.

Item 8. B.	Signiﬁcant Changes.

There has been no significant change to our financial condition or results of operations since October 31, 2019.

See “Item 8.A.7. Information on the Company — Legal Proceedings” for information with respect to legal proceedings to which we may be subject from time to time.

Item 9.	The Offer and Listing.
Item 9. A.	Offer and listing details.

The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADR”) under a sponsored ADR facility with Deutsche Bank, as depositary. We established this facility in March 2017. Each ADS represents one ordinary share.

Ordinary shares are traded on the London Stock Exchange under the symbol “”MCRO.L”. The ADSs trade on the New York Stock Exchange under the symbol “MFGP”.

Item 9. B.	Plan of distribution.

Not applicable

Item 9. C.	Markets.

Micro Focus International plc is listed on the London Stock Exchange. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

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

Under the Companies Act, the company must propose a policy for the remuneration of its executive and non-executive directors (the ‘Directors’ Remuneration Policy’) for approval by shareholders by way of an ordinary resolution at an Annual General Meeting.  Once approved, the Directors’ Remuneration Policy is binding on the company and no payments can be promised or made to a director that are inconsistent with its terms.  Any payments made that are outside those permitted by the Directors’ Remuneration Policy must be returned by the director who receives these, and any directors knowingly involved in approving such payments may also be personally liable to account to the company for the value of the payments made.

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

Where a director has declared a transactional or situational conflict of interests to the board, and this has been authorized under the Articles of Association then the director concerned may count in a quorum at a board meeting to consider the matter in which he or she is interested, and may participate in discussions and vote on any proposal, arrangement or contract relating to that matter.

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

This limit can only be altered by means of an amendment of the Articles which, as noted above, requires the approval of the shareholders of the Company, by a special resolution at a General Meeting.

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

Under the Companies Act, an ordinary resolution requires a simple majority of those attending and voting (in person or by proxy) and a special resolution requires not less than a 75% majority of those attending and voting (in person or by proxy). Under Section 303 of the Companies Act, members representing 5% or more of the paid-up share capital of Micro Focus can compel directors to convene a general meeting.

The Company’s AGM will be held on March 25, 2020 at 3pm (UK time) at the Company’s Headquarters at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN. The AGM will provide an opportunity for members of the board to meet with all shareholders and the participation of shareholders is encouraged. At the meeting, in addition to the statutory business, members of the board will be available for questions from shareholders.

In accordance with the Corporate Governance Code recommendations, a resolution will be proposed for each substantive issue and the chairs of the Audit, Remuneration and Nomination Committees will be available to answer questions.

All general meetings are open to all holders of the company’s shares or any duly appointed proxy or corporate representative.  There are no conditions of admission, but the chairman of the meeting has powers under common law and the Articles to refuse admission or direct the removal of any person whose conduct may interfere with the orderly conduct of the meeting.

Share capital
The Micro Focus Articles do not specify an amount of authorized capital, as the requirement to have an authorized capital is no longer applicable under the Companies Act 2006. As of October 31, 2019, the issued ordinary share capital of Micro Focus was 363,583,328 ordinary shares, with a par value of £0.10 each, of which 30,200,905 ordinary shares were held in treasury. The Micro Focus Articles provide that (without prejudice to any existing rights attached to shares) new shares may be issued by Micro Focus carrying such rights as Micro Focus may determine provided the prior sanction of an ordinary resolution in general meeting is obtained.

In addition to the ordinary shares with a par value of £0.10 each, during the period Micro Focus created two further classes of share capital; B Shares with a par value of £3.36 each (the ‘B Shares’) and Deferred Shares with a par value of £0.10 each (‘Deferred Shares’).

The B Shares were issued by way of capitalization of reserves to facilitate the Return of Value transaction following the completion of the disposal of the SUSE business. On April 29, 2019, 413,784,754 B Shares were created and issued to holders of the Company’s ordinary shares on a pro-rata basis, which were subsequently redeemed for cash on the same date at a cost to the Company of $1.8bn. The B Shares were cancelled immediately following their redemption.

The Deferred Shares were allotted on April 30, 2019 following a consolidation of all 437,332,504 existing ordinary shares in issue into one share and a subsequent sub-division into 362,811,045 ordinary shares of 10 pence each and 74,521,459 Deferred Shares. All Deferred Shares were bought back by the Company on 30 April 2019.

There are currently no B Shares or Deferred Shares in issuance. Micro Focus does not have any class of preferred stock.

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

Liability to further capital calls by the Company
All ordinary shares currently in issue are fully paid.   The Company may, under its Articles and in accordance with the Companies Act, issue new ordinary shares either fully-paid (as to their par value) or partly-paid.  Where shares are issued with a partly-paid par value then the registered holder of those shares will be liable to further cash calls in line with the provisions of the Articles and the Companies Act.

The board of directors typically seeks authority from shareholders at each Annual General Meeting to issue further shares in the company, including by way of a rights issue (which may be fully or partially pre-emptive).  Shareholders who do not wish to take up their rights would generally be entitled to sell their rights, nil paid, in the market ahead of any such rights issue being closed.

Voting rights

Micro Focus Ordinary Shareholders shall be entitled, in respect of their holding of such shares and subject to relevant provisions of the Micro Focus Articles, to receive notice of any general meeting of Micro Focus and to attend and vote at any such general meeting. At any such meeting, on a show of hands, each Micro Focus Ordinary Shareholder present in person or by proxy shall have one vote and each such holder present in person or by proxy or by corporate representative shall upon a poll have one vote for every Micro Focus Share of which he or she is the holder.

At a General Meeting of the Company:

●	On a show of hands, every ordinary member present in person and every proxy or corporate representative duly appointed by a member shall have one vote; and

●	On a poll, every member who is present in person and every proxy or corporate representative shall have one vote for every ordinary share of which he or she is the holder.

No member shall be entitled to vote at any general meeting or class meeting in respect of shares held by him or her if any call or other sum then payable by him or her in respect of that share remains unpaid. Currently, all issued ordinary shares are fully paid.

Full details of the deadlines for exercising voting rights in respect of the resolutions to be considered at the Annual General Meeting (the ‘AGM’) to be held on March 25, 2020 are set out in the Notice of Meeting, which accompanies this report.

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

Provisions discriminating against the holders of ordinary shares or other securities
There are no provisions in the Articles which discriminate against any existing or prospective holder as a result of such holder owning a substantial number of shares. Under the Listing Rules made by the U.K.’s competent authority, the Financial Conduct Authority, in certain circumstances that company would be obliged to enter into a relationship agreement with a substantial shareholder.

Under the Companies Act, the company is able to serve a notice on any member, or any other person appearing to be interested in its shares under Section 793 of the Companies Act 2006, requiring them to provide confirmation of that person’s interest in the company’s shares.   Where the recipient of such a notice is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) the company may suspend voting rights on (a) the shares comprising the shareholding account in the Register which comprises or includes the shares subject to the notice in relation to which the default occurred; and (b) any other shares held by the member.

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

SUSE Disposal

On July 2, 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated directly wholly-owned subsidiary of EQTVIII SCSp which is advised by EQT Partners. The total cash consideration of $2.5 billion was on a cash and debt free basis and subject to normalization of working capital.

On August 21, 2018, Shareholders voted to approve the proposed transaction whereby the Company agreed to sell its SUSE business segment to Marcel Bidco GmBH, for a total cash consideration of approximately $2.5bn, subject to customary closing adjustments. Following this vote all applicable antitrust, competition, merger control and governmental clearances were obtained. As set out in the circular to shareholders in advance of the vote, funds from the net sales proceeds after tax, transaction costs and customary closing adjustments would be used to make a required debt repayment in accordance with the new credit facilities.

On March 15, 2019 the Group completed the disposal of SUSE, the profits from which have been reported within the profit from discontinued operations in the year. Previously on August 21, 2018, shareholders had voted to approve the proposed transaction whereby the Group agreed to sell its SUSE business segment at which point the SUSE operating segment met the definition of a discontinued operation under IFRS 5 and was treated as such in these financial statements. This meant that during the 18- months ended October 31, 2018, the SUSE results were excluded from the individual line items of the income statement and balance sheet. SUSE was instead included as a single line entitled “profits from discontinued operations” within the income statement and as an “asset held for sale” or “liability held for sale” on the balance sheet through to the date of disposal.

Refer to note 37 of the Consolidated financial statements in Item 18.

Bank borrowings
The Company announced on April 21, 2017 the successful syndication of the new credit facilities (the ‘‘New Facilities’’) with JP Morgan Chase Bank N.A. as administrative agent and collateral agent on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary within the Micro Focus Group, and Seattle SpinCo, Inc., a wholly owned subsidiary of HPE that would hold the HPE Software business and be merged with a wholly owned subsidiary of Micro Focus in the transaction.

The following Facilities were drawn as at October 31, 2019:

•	The $1,414.7 million senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);

•	The $2,486.3 million senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

•	The $368.2 million senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €452.8 million (equivalent to $505.8 million) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following Facilities were undrawn as at October 31, 2019:

•
A senior secured revolving credit facility of $500.0 million, (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2019, $nil of the Revolving Facility was drawn together with $4,775.0 million of Term Loans giving gross debt of $4,775.0 million drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2019, no covenant test is applicable.

Item 10. D.	Exchange controls.

Details of foreign exchange rates are set out in Item 18 of this Annual Report on Form 20-F. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

Item 10. E.	Taxation.

The following discussion summarizes certain material US federal income tax consequences and UK taxation consequences to US holders (as defined below) of owning and disposing of Micro Focus ordinary shares or ADSs. This discussion does not address any tax consequences arising under the laws of any state, local or non-US or non-UK jurisdiction, or under any US federal or UK laws other than those pertaining to income taxation.

Material US Federal Income Tax Consequences of Owning and Disposing of Micro Focus Ordinary Shares or ADSs

The following discussion summarizes certain material US federal income tax consequences to US holders (as defined below) of owning and disposing of Micro Focus ordinary shares or ADSs. This discussion is based upon the US Internal Revenue Code of 1986, as amended (the “US Tax Code”), the Treasury regulations promulgated under the US Tax Code and judicial and administrative rulings and decisions, all as in effect on the date hereof. These laws are subject to differing interpretations and may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No ruling has been sought from the US Internal Revenue Service (“IRS”) with respect to any US federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not constitute tax advice or an opinion, is for general information only and does not purport to consider all aspects of US federal income taxation that might be relevant to US holders in light of their personal investment or tax circumstances. This discussion does not apply to US holders who acquired ordinary shares or ADSs pursuant to the exercise of options or warrants or otherwise as compensation, or to US holders subject to special tax rules, including, without limitation, banks, insurance companies, tax-exempt entities, financial institutions, regulated investment companies, partnerships, S-corporations or other pass-through entities, broker-dealers, persons holding ordinary shares or ADSs as part of a hedging, conversion, or constructive sale transaction or as part of a “straddle,” US expatriates, persons subject to the alternative minimum tax, persons holding 10 per cent. or more of the voting power or value of Micro Focus’s stock, persons subject to “mark to market” accounting, persons holding ordinary shares or ADSs through a non-US account or financial institution and entities subject to the anti-inversion rules of Section 7874 of the US Tax Code. This discussion does not discuss US tax consequences to any person that is not a US holder or to any US holder having a functional currency other than the US dollar. Furthermore, this discussion does not discuss the so-called Medicare tax on net investment income, any US federal estate or gift tax laws or tax consequences under the laws of any state, local or non-US jurisdiction. Each holder of Micro Focus ordinary shares or ADSs is urged to consult its own tax advisor regarding the US federal, state, local and non-US income and other tax considerations of an investment in Micro Focus ordinary shares or ADSs.

As used in this discussion, a “US holder” means a beneficial owner  of ordinary shares or ADSs that holds such ordinary shares or ADSs as capital assets within the meaning of  the US Tax Code (generally, property held for investment) and is for US federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust, if (a) a court within the United States is able to exercise primary jurisdiction over administration of the trust and one or more US persons have authority to control all substantial decisions of the trust or (b) a valid election is in place to treat such trust as a domestic trust, or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

In the case of a beneficial owner of ordinary shares or ADSs that is classified as a partnership for US federal income tax purposes, the tax treatment to a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partner and the partnership. Partnerships and partners of partnerships holding Micro Focus ordinary shares and ADSs are urged to consult their independent professional tax advisors regarding an investment in such ordinary shares and ADSs.

The Company believes, and this discussion assumes, that it is not a passive foreign investment company (a “PFIC”) for US federal income tax purposes, although the inquiry is fact specific and no assurance is being given in that regard. A non-US corporation generally will be considered a PFIC for any taxable year in which (i) 75 per cent. or more of its gross income is passive income (e.g., certain dividends, interest, rents and royalties, and gain from the sale of property producing such income), or (ii) 50 per cent. or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other non-U.S. corporation in which it owns, directly or indirectly, stock representing more than 25% (by value) of all of the stock of such corporation. The Company’s possible status as a PFIC is based on an annual determinations that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of the Company’s assets on a periodic basis and the character of each item of income that the Company earns, and is subject to uncertainty in several respects. Therefore, the Company cannot assure US holders that it will not be treated as a PFIC for its current taxable year or for any future taxable year or that the IRS will not take a contrary position. If the Company were to be classified as a PFIC for any year during which a US holder held its ordinary shares or ADSs, the Company generally would continue to be treated as a PFIC for all succeeding years during which such US holder held ordinary shares or ADSs. In addition, special, possibly materially adverse, consequences would result for US holders and certain reporting requirements might apply to US holders. US holders should consult their own independent professional tax advisers regarding the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADSs.

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

Dividends Paid on Ordinary Shares or ADSs

The gross amount of any cash distribution (including the amount of any tax withheld, as discussed below) paid to a US holder by Micro Focus out of its current or accumulated earnings and profits (as determined for US federal income tax  purposes) is subject to US federal income taxation as a dividend. For certain non-corporate US holders, including individuals, dividends that constitute “qualified dividend income” will be taxable to such US holder at the preferential rates applicable to long-term capital gains, provided that the US holder holds the ordinary shares or ADSs on which the dividends are paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends Micro Focus pays with respect to its ordinary shares or ADSs generally will be qualified dividend income if Micro Focus is eligible for benefits of the United States income tax treaty with the United Kingdom.  Although Micro believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year or that such position would not be challenged by the IRS or sustained by a court.  Dividends received by a corporate US holder generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations. However, a corporate US holder that owns 10 per cent or more of Micro Focus’s stock may, in certain circumstances, be entitled to a deduction in respect of a dividend received from Micro Focus pursuant to Section 245A of the US Tax Code.

A dividend is taxable to a US holder when the US holder receives the dividend, actually or constructively. The amount of the dividend that a US holder must include in its income will be the US dollar value of the payments made (including any withholding tax imposed thereon), determined at the spot Sterling/US dollar rate on the date the dividend is includible in the US holder’s income, regardless of whether the payment is in fact converted into US dollars at such time.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date a US holder converts the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

The portion of any cash distribution received by a US holder that is in excess of Micro Focus’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ordinary shares or ADSs on which such payment is received, and thereafter as capital gain. However, Micro Focus does not expect to calculate its earnings and profits in accordance with US federal income tax principles.  Accordingly, a US holder should expect to generally treat distributions paid by Micro Focus as taxable dividends for US federal income tax purposes.

A US holder must include any foreign tax withheld from a cash distribution on its ordinary shares or ADSs in the gross amount included in income, even though the US holder does not in fact receive such withheld amount. Subject to certain limitations, UK tax withheld, if any, in accordance with the United Kingdom-United States Income Tax Convention (1975), as amended (the “Treaty”), and paid over to the United Kingdom will be deductible or creditable against a US holder’s US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a US holder under UK law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder’s US federal income tax liability.

Dividends paid by Micro Focus on its ordinary shares or ADSs generally will be income from sources outside the United States and will, depending on a US holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the US holder. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a US holder’s particular circumstances. Accordingly, US holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Disposition of Ordinary Shares or ADSs

If a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable sale or other disposition, such US holder will generally recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that the US holder realizes in such disposition and the US holder’s tax basis, determined in US dollars, in the US holder’s Micro Focus ordinary shares or ADSs. Capital gain of certain non-corporate US holders, including individuals, is generally taxed at preferential rates where the property disposed of is held for more than one year. Gain or loss recognized by a US holder on the sale or other disposition of ordinary shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of a capital loss may be subject to limitations under the US Tax Code.

Information with Respect to Foreign Financial Assets

US holders that are owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns and may be subject to penalties if they fail to file such information report. “Specified foreign financial assets” include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities.  US holders are urged to consult their own tax advisors regarding the application of this reporting requirement to their ownership of ordinary shares or ADSs.

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be allowed as a credit against a holder’s US federal income tax liability and may entitle the holder to a refund, provided the holder timely furnishes the required information to the IRS.

US holders should consult their own independent professional tax adviser regarding the application of the information reporting and backup withholding rules.

Credits or deductions for UK taxes

As indicated under ‘Material UK Tax Consequences’ below, distributions in respect of, and gains on the disposition of, ordinary shares or ADSs, may be subject to UK taxation in certain circumstances. A US holder may be eligible to claim a credit or deduction in respect of UK taxes attributable to such income or gain for purposes of computing the US holder’s US federal income tax liability, subject to certain limitations. The US foreign tax credit rules are complex, and US holders should consult their own tax advisors regarding the availability of US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

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

Copies of our Memorandum and Articles of Association are filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report on Form 20-F are available for inspection at our registered office at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (c/o the Company Secretary) during usual business hours upon reasonable prior request.

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

The table below sets out the values of financial assets and liabilities.

	Financial October 31, 2019	Non- financial October 31, 2019	Total October 31, 2019	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018
	$m	$m	$m	$m	$m	$m
Financial and non-financial assets

Non-current
Long-term pension assets	17.1	-	17.1	16.7	-	16.7
Derivative financial instruments – Interest rate swaps	-	-	-	-	86.4	86.4
Current
Cash and cash equivalents	355.7	-	355.7	620.9	-	620.9
Trade and other receivables	922.7	110.2	1,032.9	1,212.0	60.0	1,272.0
	1,295.5	110.2	1,405.7	1,849.6	146.4	1,996.0

	Financial October 31, 2019	Non- financial October 31, 2019	Total October 31, 2019	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018
	$m	$m	$m	$m	$m	$m
Financial and non-financial liabilities – financial liabilities at amortised cost

Non-current
Derivative financial instruments – interest rate swaps	36.5	-	36.5	-	-	-
Borrowings (gross)	4,775.0	-	4,775.0	4,946.6	-	4,946.6
Finance leases	11.7	-	11.7	14.9	-	14.9
Provisions	49.1	-	49.1	35.4	-	35.4
Current
Borrowings (gross)	-	-	-	50.3	-	50.3
Finance leases	11.8	-	11.8	13.6	-	13.6
Trade and other payables	530.3	80.7	611.0	676.9	-	676.9
Provisions	29.3	-	29.3	57.4	-	57.4
	5,443.7	80.7	5,524.4	5,795.1	-	5,795.1

Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made for credit risk.

Long term borrowings with a carrying value of $4,775.0m before unamortized prepaid facility fees, have a fair value estimate of $4,686.0m based on trading prices as at October 31, 2019.

Derivative financial instruments measured at fair value are classified as level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

The Group has four interest rate swaps which are designated in a hedge relationship and also utilized forward exchange contracts to fix Sterling equivalent on the April 2019 Return of Value to shareholders and the April 2019 and September 2019 dividend payments. The forward contracts were not designated for formal hedge accounting and matured for delivery within the reporting period.

	October 31, 2019	October 31, 2018
	$m	$m
Derivative financial instruments- non-current asset – interest rate swaps	-	86.4
Derivative financial instruments- non-current liabilities – interest rate swaps	(36.5)	-
	(36.5)	86.4

Derivative financial instruments
Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25bn to hedge against the impact of potential rises in interest rates until September 30, 2022. The swaps are designated against the $2,486.3m loan issued by Seattle SpinCo. Inc. and the notional value covers 52.7% of the overall dollar loan principal outstanding for the Group. Details of the Group’s borrowings including maturities and interest rates are included in Item 10.C.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949 % and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to October 31, 2019, net interest received for the swaps amounted to $9.9m. For the life of the swap, net interest received amounted to $6.5m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact of changes in the fair value of interest rate swaps in the year ended October 31, 2019 is shown in the Consolidated statement of comprehensive income. Note 31 of the “notes to the consolidated financial statements” in Item 18 shows the derivative financial instruments relating to hedging transactions entered into in the period ended 31 October 2019 (other reserves).

	October 31, 2019	October 31, 2018
	$m	$m
Carrying amount	(36.5)	86.4
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	September 30, 2022	September 30, 2022
Change in fair value of outstanding hedging instruments (note 31)	(122.9)	86.4
Change in value of hedging instruments adjusted for credit risk	(121.9)	84.7

Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected credit losses. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at October 31, 2019 was:

	October 31, 2019	October 31, 2018
	$m	$m
Trade receivables (gross)	877.9	1,089.6
Cash and cash equivalents	355.7	620.9
Total	1,233.6	1,710.5

The Group applies the IFRS 9 expedited approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance for all trade receivables.

A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset by predicting the future cash flows based upon the days past due status of an invoice and other relevant information. The model uses historical collection data along with historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the receivable and the economic environment.

Trade receivables are written off when there is no reasonable expectation of recovery.  Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

On that basis, the loss allowance as at October 31, 2019 and November 31, 2018 (on adoption of IFRS 9) was determined as follows for trade receivables (note 16) of the “notes to the consolidated financial statements” in Item 18:

	October 31, 2019	October 31, 2018
	$’m	$’m
At November, 1 / May, 1 – calculated under IAS 39	41.9	2.6
Accounting policy change – IFRS 9 (recognised against retained earnings on November 1, 2018)	20.0	-
	61.9	2.6
Loss allowance provided in the period	16.0	40.0
Receivables written off as uncollectable	(35.5)	(0.7)
At October ,31	42.4	41.9

In the prior period, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables, which were known to be uncollectable were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

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

Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Israeli Shekel, Japanese Yen and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency.

There were no foreign currency hedging transactions in place at October 31, 2019. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

The Group’s currency exposures comprise those that give rise to net currency gains and losses to be recognised in the Consolidated statement of comprehensive income as well as gains and losses on consolidation, which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group’s investment in net assets in currencies other than US dollar.

Note 3 of the “notes to the consolidated financial statements “ in Item 18 shows the impact on the Consolidated statement of comprehensive income of foreign exchange losses in the 12 months ended 31 October 2019 of $11.3m (18 months ended 31 October 2018: $37.4m gain).

Sensitivity analysis
The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US Dollar and transactions made in other currencies as well as changes in US Dollar LIBOR interest rates. Foreign exchange exposures for all re-measuring balances are tracked and reported to management.

The key drivers are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. As at October 31, 2019, the key aggregate exposures involved the Euro, British Sterling, Japanese Yen, Israeli Shekel and Canadian Dollar. The table below illustrates the equity sensitivity analysis of the Group exposures to movements in currency and interest rates.

	Group exposure	+/- 5%	+/- 10%	+/- 1% interest
Key aggregate currency exposures	$m	$m	$m	$m
Euro	512.6	25.6	51.2
GBP	137.2	6.8	13.7
JPY	69.6	3.5	6.9
ILS	36.7	1.8	3.7
CAN$	26.1	1.3	2.6
Borrowings -Interest rate LIBOR +1% (based on gross debt excluding the effects of hedging)	n/a	n/a	n/a	47.75

Capital risk management
The Group’s objective when managing its capital structures is to minimize the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximize shareholder return over the long-term.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. The facility was not utilized as at October 31, 2019 and therefore no covenant test is applicable.

The capital structure of the Group at the consolidated statement of financial position date is as follows:

	October 31, 2019	October 31, 2018
	$m	$m
Bank and other borrowings (net of arrangement fees)	4,670.7	4,845.9
Finance lease obligations	23.5	28.5
Less cash and cash equivalents	(355.7)	(620.9)
Total net debt	4,338.5	4,253.5
Total equity	6,276.3	7,792.0
Debt/equity %	69.1%	54.6%

Borrowings are shown here net of unamortized prepaid facility arrangement fees of $104.3m (October 31, 2018: $151.0m). Gross borrowings are $4,775.0m (October 31, 2018: $4,996.9m).

Change in liabilities arising from financing activities for interest bearing loans and finance leases were as follows:

	Interest bearing loans	Finance Leases	Total
	$m	$m	$m
At November 1, 2018	4,996.9	28.5	5,025.4
Draw down/New leases	-	9.0	9.0
Repayments	(212.6)	(14.9)	(227.5)
Foreign exchange	(9.3)	0.6	(8.7)
At October 31, 2019	4,775.0	23.5	4,798.2

Item 12.	Description of Securities Other than Equity Securities.

Item 12. A.	Debt Securities.

Not applicable

Item 12. B.	Warrants and rights.

Not applicable

Item 12. C.	Other Securities

Not applicable.

Item 12. D.	American Depositary Shares.

Fees and charges payable by ADS holders

Deutsche Bank Trust Company Americas (Deutsche Bank) was appointed as the depositary bank (the Depositary) for Micro Focus’s ADS program pursuant to the Deposit Agreement dated August 11, 2017 between Micro Focus, the Depositary and the owners and holders of ADSs (the Deposit Agreement).

The Deposit Agreement provides that ADS holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.
Service	Fees
Issuance of ADSs including issuance from a distribution of shares and distribution of ADSs pursuant to bonus distributions, stock splits or other distributions.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).
Distribution of cash dividends.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs). The current per ADS fee to be charged for an interim or final dividend is $0.02 per ADS.
An annual fee for operation and maintenance of administering the ADSs. This fee is not currently charged.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).
Transfer and registration of shares on share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

In addition, ADS holders may be required under the Deposit Agreement to pay the Depositary: (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with applicable exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities. The Depositary may: (a) withhold dividends or other distributions or sell for the account of any ADS holder any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge; and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Fees and payments made by the Depositary to Micro Focus
Under the terms of the contractual arrangements set out in the separate agreement between Micro Focus and the Depositary referred to above, Micro Focus received a total of approximately US$6.6 million from the Depositary, comprising fees charged in respect of dividends and issuance and cancellation of ADSs during the year ended October 31, 2019.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modiﬁcations to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Item 15. A.	Disclosure Controls and Procedures.

Disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) are designed to provide reasonable assurance that the information required to be (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Based on their most recent evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2019, the Company’s disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below. Notwithstanding the material weakness described below, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the audited consolidated financial statements contained in this Annual Report on Form 20-F, fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS. In addition, the material weakness described below did not result in a misstatement to the financial statements.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

Item 15. B.	Management’s annual report on internal control over financial reporting

As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (“NYSE”) the Group, as part of its disclosure and reporting obligations in the United States, is required to furnish this annual report by its management on its internal controls over financial reporting, including an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) as at October 31, 2019.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Group. Internal control over financial reporting is defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Group’s internal controls over financial reporting include policies and procedures which:

-
are designed to give reasonable assurance that the transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorization of management and the Directors;

-	relate to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposal of assets; and

-	give reasonable assurance regarding the prevention or timely detection of unauthorized use, acquisition or disposal of the Group’s assets that could have a material impact on the financial statements.

Any internal control network will have inherent limitations, such that the possibility of human error and circumvention or overriding of controls, and procedures may not prevent or detect misstatements. In addition, the projection of any controls to future periods are subject to the risk that controls may become inadequate due to changes in conditions or because the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of internal controls over financial reporting as at October 31, 2019 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based on the assessment, management concluded that its internal control over financial reporting was not effective due to the following material weakness. The Company did not have adequate controls surrounding existing IT applications, in particular regarding change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. These deficiencies in aggregate constitute a material weakness. This material weakness did not result in misstatement to the financial statements.

Our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting as at October 31, 2019 in this Annual Report on Form 20-F.

Item 15. C.	Attestation report of the registered public accounting ﬁrm

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Micro Focus International plc:

Opinion on Internal Control Over Financial Reporting

We have audited Micro Focus International plc and subsidiaries (the Company) internal control over financial reporting as of October 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of October 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of October 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for  the twelve month period ended October 31, 2019 and eighteen month period ended October 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to deficient controls surrounding IT Applications in the areas of change management and access controls has been identified and included in management’s assessment. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

London, United Kingdom
February 20, 2020

Item 15. D.	Changes in internal control over financial reporting.

In the period, the Group continued to implement a framework of SOX compliant internal controls under its SOX Implementation Programme (SIP), together with a specialist team from its outsourced Internal Audit Partner. Governance for the SIP included a cross functional SOX Steering Group (“SSG”) chaired by the Group’s Chief Financial Officer reporting to the Audit Committee. In addition, the Disclosure Committee, also chaired by the Chief Financial Officer, continued to meet to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibilities in connection with the accuracy of financial reporting. The Group strengthened internal compliance by putting in place new Finance Compliance and Revenue Assurance teams. In addition, the Finance function established a Finance Processes and Compliance Committee. The SIP was implemented during a period of significant change across the organization. Change activities include a phased Finance Transformation Programme and work on the new simplified system architecture as set out in Item 4.B. Business Overview. As part of the governance, the SSG monitors potential adverse impacts of organizational change to the SIP.

The SIP included end-to-end process mapping, walkthroughs, Test of Design and Test of Effectiveness across the Group’s main processes, Hire to Retire, Quote to Cash, Procurement to Pay and Record to Report, as well as IT General Controls (ITGC), leading to the development of documented controls for each process. A Global Process Owner owns each process and its associated controls. In the period, the Group has also reviewed its Entity Level Controls and continued with the implementation of a SOX training plan across relevant parts of the Group. A key work stream of the SIP related to the adequacy of ITGCs. The challenges with the IT systems, including controls acquired with the HPE Software business, were disclosed in our Annual Report and Accounts 2018 and the 2018 Form 20-F. Consequently, the business remained on its legacy IT systems, necessitating business process controls and ITGCs across both systems with the attendant complexity to the control environment. The work undertaken as part of the SIP identified a number of areas for improvement in the Group’s ITGCs. A remediation plan was agreed, which formed part of the SIP. Work in this area was carried out under an IT SOX Compliance Group chaired by the Chief Information Security Officer reporting to the main SSG.

In the Annual Report and Accounts 2018 and the 2018 Form 20-F the Group reported certain weaknesses in its internal control over financial reporting, which under Public Company Accounting Oversight Board auditing standards were considered to be material weaknesses. The material weaknesses related to the fact that the Group did not have sufficient formally documented and implemented processes and review procedures, nor did it have sufficient formality and evidence of controls over key reports and spreadsheets. During the year, under the SIP, management, where possible, put in place a number of actions to remediate these weaknesses and strengthen internal controls. The actions included, but were not limited to, implementing new controls both preventative and detective in nature, increasing the precision with which controls operate, ensuring clear ownership of every control, and implementing checks on the completeness and accuracy of reports that are relied upon as part of key control operation. Within the IT environment, and where technical limitations allowed, improvements included updated change management controls as well as increased access control and monitoring to IT applications.

Remediation

The Group continues its work under the SIP to remediate the material weakness and other control deficiencies, and any other matters, which arise during its progress towards SOX compliance. As set out in Item 4.B. Business Overview, the Group has a project underway to move to a simplified systems architecture enabling further automation of improved processes and controls. To maintain the required control environment the Group relies upon automated, semi- automated and manual controls together with a combination of preventative and detective controls. The material weakness, control deficiencies and other matters may not be able to be remediated by October 31, 2020, and there is a risk that other deficiencies for the purposes of SOX may be identified. Failure to correct the material weakness, or our failure to discover and address any other material weakness or control deficiencies, could result in inaccuracies in our financial statements, and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. It could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements, and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

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

During the 12 months ended October 31, 2019, the 18 months ended October 31, 2018, the 12 months ended April 30, 2017, the Group obtained the following services from the Group’s auditors as detailed below:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Audit fees	19.7	15.1	6.1
Audit-related fees	0.6	0.1	0.1
Tax fees	0.1	0.4	0.1
All other fees	-	0.6	7.5
Total	20.4	16.2	13.8

The 12 months ended October 31, 2019 and the 18 months ended October 31, 2018 fees represent fees paid to KPMG LLP, as the current auditor. Fees for the year ended April 30, 2017 represent amounts paid to the previous auditor, PricewaterhouseCoopers LLP.

There were no other fees in the 12 months ended October 31, 2019. Other fees in the 18 months ended October 31, 2018 relate primarily to the auditor’s assurance work in relation to the SUSE divestiture and license verification compliance work. Other fees in the 12 months ended April 30, 2017 relate primarily to the auditor’s work as reporting accountants and due diligence in respect of the acquisition of the HPE Software business.

Independence and objectivity of the external auditors
The committee is responsible for safeguarding the independence and objectivity of the external auditors and has developed a robust policy designed to ensure that this is not compromised. As explained above, the committee manages the risks that the external auditors undertake inappropriate non- audit work, or earn material levels of fees for non-audit services. It also considers the standing and experience of the external audit partner and takes comfort from the fact that KPMG took office relatively recently and from the external auditors’ confirmation that they have complied with relevant UK and US independence standards.

The committee is satisfied that the independence and objectivity of the external auditors has been maintained throughout the year ended 31 October 2019 and to the date of this report.

Item 16. D.	Exemptions from the listing standards for audit committees

Not applicable.

Item 16. E.	Purchase of equity securities by the issuer and affiliated purchases

On August 29, 2018, the Company announced the start of a share buy-back program for an initial tranche of up to $200m, which was extended on November 5, 2018 to a total value of $400 million (including the initial tranche). On February 14, 2019, the buy-back program was extended into a third tranche of up to $110 million up until the day before the AGM which took place on March 29, 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares expired.

On July 17, 2019, the Company announced a new share buy-back program with an initial tranche of up to $200 million. The Programme was effected in accordance with the terms of the authority granted by shareholders at the 2019 AGM and the Listing Rules. On October 3, 2019, the Company completed the $200 million share buy-back program. The total amount bought back under share buy-back programs was $710.0 million, excluding expenses.

In addition to purchasing ordinary shares on the London Stock Exchange Citi acquired ADRs representing ordinary shares listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

Shares bought back under these programs are held as treasury shares. Treasury share movements and share buy-back costs are shown below:

	12 months ended 31 October 2019	18 months ended 31 October 2018		Total
Treasury shares	Number	Number		Number
Share buy-backs	29,160,054	9,858,205		39,018,259
Shares issued to satisfy option awards	(4,804,817)	-		(4,804,817)
Share reorganization	(4,012,537)	-		(4,012,537)
	20,342,700	9,858,205		30,200,905

Share buy-backs numbers:
Ordinary shares bought on the London Stock Exchange	25,766,919	8,567,659		34,334,578
ADRs purchased on the New York Stock Exchange	3,393,135	1,290,546		4,683,681
	29,160,054	9,858,205		39,018,259

Share buy-back cost:	$ m	$	m	$ m
Share buy-back cost	538.8	171.2		710.0
Expenses	5.9	0.5		6.4
	544.7	171.7		716.4

The weighted average price of shares bought back in the 12 months ended October 31, 2019 was £14.61 per share (18 months ended October 31, 2018 was £13.82 per share).

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
Period	Number	$	Number	$m
Brought forward November 1, 2018	-	-	9,858,205	29.9
Month 1 Beginning November 1 2018; Ending November 30, 2018	3,578,352	18.19	13,436,557	164.8
Month 2 Beginning December 1 2018; Ending December 31, 2018	5,169,819	17.93	18,606,376	72.1
Month 3 Beginning January 1 2019; Ending January 31, 2019	3,072,744	18.45	21,679,120	15.4
Month 4 Beginning February 1 2019; Ending February 28, 2019	2,501,024	22.34	24,180,144	69.5
Month 5 Beginning March 1 2019; Ending March 31, 2019	2,761,993	25.08	26,942,137	-
Month 6 Beginning April 1 2019; Ending April 30, 2019	-		26,942,137	-
Month 7 Beginning May 1 2019; Ending May 31, 2019	-		26,942,137	-
Month 8 Beginning June 1 2019; Ending June 30, 2019	-		26,942,137	-
Month 9 Beginning July 1 2019; Ending July 31, 2019	1,638,503	21.22	28,580,640	165.2
Month 10 Beginning August 1 2019; Ending August 31, 2019	4,149,814	18.88	32,730,454	86.9
Month 11 Beginning September 1 2019; Ending September 30, 2019	5,983,282	13.87	38,713,736	3.9
Month 10 Beginning October 1 2019; Ending October 31, 2019	304,523	14.24	39,018,259	-
Total	29,160,054	18.61	39,018,259	-

Item 16. F.	Change in Registrant’s certifying accountant

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

Item 16. G.	Corporate Governance

Micro Focus International plc has a primary listing on the London Stock Exchange. As such, it is required to comply with the UK Corporate Governance Code (the “Code”). For the year ended October 31, 2019 this was the edition of the Code published by the UK’s Financial Reporting Council in April 2016.

The Company’s ADSs are listed on the NYSE. As a Foreign Private Issuer, we are required to comply with some, but not all, of the NYSE’s corporate governance rules, and are required to disclose any significant ways in which the UK corporate governance practices employed by the Company differ from those followed by US companies under the NYSE listing standards.

The directors are committed to ensuring that the Company operates in compliance with the main principles of the Code, as this provides a robust governance framework in support of the delivery of value to shareholders.

Compliance with the Code

UK listed companies are required to include in their Annual Report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with each of the provisions of the Code.

Throughout the year ended October 31, 2019 the Company has been in full compliance with the principles of the Code, and with each of its provisions, other than provision A.2.1. This single instance of non-compliance is as a result of Kevin Loosemore’s role as Executive Chairman. A separate Chief Executive Officer has been in place at all times during the financial period but the Executive Chairman still retains executive responsibility for strategy, M&A activities, investor relations and executive director development. Stephen Murdoch, as Chief Executive Officer, is responsible for the evolution and delivery of the strategy and the day-to-day operation of the business. Kevin Loosemore continues to work to ensure an orderly transition of executive responsibilities to the Chief Executive Officer.

In order to mitigate any potential concerns around the concentration of decision-making power within the role of the Executive Chairman, the senior independent non-executive director, Karen Slatford, has separate and defined responsibilities, including leading the board’s consideration of and deliberations on governance issues. In the year under review, this included overseeing the annual review of board effectiveness. As a further mitigation against any excess concentration of power, the independent non-executive directors comprise a majority of the board.

The non-executive directors have met without the Executive Chairman present to appraise the Executive Chairman’s performance. The meeting was chaired by the senior independent non-executive director, Karen Slatford.  A majority of the board is made up of independent non-executive directors.

On February 14, 2020 the Executive Chairman, Kevin Loosemore, resigned from the Board of directors and on the same date Greg Lock was appointed as a non-executive director and as non-executive Chairman of the Board.  The Company’s non-compliance with provision A.2.1 of the Code therefore ended on that date.

Committees of the board of directors

The Company has three principal Board committees that are broadly comparable in purpose and composition to those required by NYSE rules for domestic US companies. For instance, the Company has a Nomination (rather than nominating/corporate governance) Committee and a Remuneration (rather than compensation) Committee. The Company also has an Audit Committee, which NYSE rules require for both US companies and foreign private issuers. All the committees are comprised of Non-Executive Directors only and none of the functions of these committees has been delegated to another committee.

Each Board Committee has clearly defined terms of reference approved by the Board setting out their respective authority and duties.  The terms of reference for each committee can be found on the Company’s website at www.microfocus.com.

Under the US Securities Exchange Act of 1934 and the listing standards of the NYSE, the Company is required to have an audit committee that is comprised of at least three members from the independent non-executive directors of the Company’s Board. Our Audit Committee complies, and during the year ended October 31, 2019 has complied, with these requirements. As stated in Item 16.A. above, the Board has determined that Richard Atkins possesses ‘accounting or related financial management expertise’, as required by rule 303A.07 (a) of the NYSE listing rules.

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

Corporate Governance Guidelines

Rule 303A.09 of the NYSE listing rules requires listed companies to adopt and disclose corporate governance guidelines. As noted above, in line with its obligations under the UK’s Listing Rules the Company applies the UK Corporate Governance Code and, as required by the Listing Rules, the Annual Report contains an explanation of (i) how it has applied the principles of the Code, and (ii) whether it complies in full with the Code’s provisions, or, where it does not, providing an explanation of any non-compliance and the reasons for this (LR 9.8.6).

In addition, the Company is required to make certain mandatory corporate governance statements in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7, which are also included in the Annual Report.

Code of Business Conduct and Ethics

The Micro Focus Code of Conduct is available on the Company’s website at www.microfocus.com.

Item 16. H.	Mine Safety Disclosure
Not applicable.

PART III

Item 17.	Financial Statements
Not applicable.

Item 18.	Financial Statements
The financial statements filed as part of this Annual Report on Form 20-F are included in Item 18 on pages F-1 through F-121 hereof.

Item 19.	Exhibits
The following exhibits are filed as part of this report:

1.1	Articles of Association of Micro Focus International plc.

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act

4.1
Credit Agreement, among Micro Focus International plc, Micro Focus Group Limited, MA FinanceCo., LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-219678) filed with the Securities and Exchange Commission on August 4, 2017).

8.1	List of Significant Subsidiaries

11.1	Code of Conduct

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Stephen Murdoch under Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Brian McArthur-Muscroft under Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP.

15.2	Consent of PricewaterhouseCoopers LLP.

15.4	Unaudited financial statements for the 12 months ended October 31, 2018 and the six months ended October 31, 2017.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micro Focus International plc

/s/ Stephen Murdoch

Stephen Murdoch

Chief Executive Officer

Date:  February 20, 2020

Consolidated financial statements and notes

F-2	Reports of Independent Registered Public Accounting Firms
F-5	Consolidated statements of comprehensive income
F-11	Consolidated statements of financial position
F-13	Consolidated statements of changes in equity
F-16	Consolidated statements of cash flows
F-17	Summary of significant accounting policies
F-38	Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Micro Focus International plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micro Focus International plc and subsidiaries (the Company) as of October 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the twelve month period ended October 31, 2019 and the eighteen month period ended October 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019 and 2018, and the results of its operations and its cash flows for each of the periods then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited the adjustments to the 2017 consolidated financial statements to retrospectively reflect discontinued operations (as described in note 37) and to retrospectively reflect changes in segment reporting (as described in note 1). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of October 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 1, the Company changed its method of accounting for revenue from contracts with customers as of November 1, 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Identification of performance obligations in certain non-standard bundled customer contracts containing licences

As discussed in Note 2 to the consolidated financial statements, the Company’s total licence revenue recognised in the year ended October 31, 2019 was $800 million, of which a portion relates to licence revenue from certain bundled contracts with non-standard terms. Licence revenue recognition requires the Company to make judgements to identify each separate performance obligation of a contract (for example licence, maintenance, SaaS & other recurring, and consulting), when sold together in a bundle.

We determined the identification of performance obligations in certain non-standard bundled customer contracts containing licences to be a critical audit matter because subjective and complex auditor judgement was required to evaluate the Company’s identification of each performance obligation within these contracts.

The primary procedure we performed to address this critical audit matter included the following. We selected certain non-standard bundled customer contracts containing licences and performed an independent analysis of the performance obligations and compared our judgements and conclusions to those made by the Company.

Evaluation of goodwill impairment analysis

As discussed in Note 10 to the consolidated financial statements, the goodwill balance as of October 31, 2019 was $6,671.3 million, which related to the Company’s single cash generating unit (“CGU”). The Company performs goodwill impairment testing on an annual basis, or whenever events or changes in circumstances indicate possible impairment.

We identified evaluation of goodwill impairment analysis as a critical audit matter. The estimated recoverable amount of the CGU uses forward-looking estimates that involved a high degree of subjective auditor judgement to evaluate. Specifically, the key assumptions of discount rate applied and medium term annual revenue growth rate by product group were challenging to test as reasonably possible changes to those assumptions had a significant effect on the Company’s assessment of the recoverable amount of the CGU.

The primary procedures we performed to address this critical audit matter included the following:

•	We compared the Company’s historical revenue growth rate to actual results to assess the Company’s ability to accurately project future revenue growth.

•	We compared the Company’s medium term annual revenue growth rate by product group to external market data such as forecasted growth rates in corporate filings for comparable companies.

•
We involved a valuation professional with specialised skills and knowledge, who assisted in comparing the discount rate used in the valuation against a discount rate range that was independently developed using publicly available market data for comparable entities.

•
We performed sensitivity analyses over the medium term annual revenue growth by product group and discount rate assumptions to assess their impact on the Company’s determination that the recoverable amount of the CGU exceeded its carrying value.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

London, United Kingdom
February 20, 2020

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Micro Focus International plc.

In our opinion, the accompanying consolidated statements of comprehensive income, of changes in equity and of cash flows for the year ended April 30, 2017, before the effects of the adjustments to retrospectively reflect discontinued operations as described in Note 37 and before the effects of the adjustments to retrospectively reflect changes in segment reporting as described in Note 1, present fairly, in all material respects, the results of operations and cash flows of Micro Focus International plc for the year ended April 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2017 financial statements before the effects of the adjustments discussed in Note 37 and Note 1 are not presented herein). These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect discontinued operations as described in Note 37 or the adjustments to retrospectively reflect changes in segment reporting as described in Note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/PricewaterhouseCoopers LLP
Reading, United Kingdom
July 17, 2017, except for the first paragraph of the Note to the Consolidated Statements of Cash Flows (not presented herein) appearing in the Company’s consolidated financial statements included in the Registration Statement on Form F-4 (No.333-219678) of Micro Focus International plc, as to which the date is August 3, 2017

Consolidated statement of comprehensive income
for the 12 months ended October 31, 2019

		Before exceptional items	Exceptional items (note 4)	Total
Continuing operations	Note	$m	$m	$m
Revenue	1,2	3,348.4	-	3,348.4
Cost of sales		(777.3)	(12.6)	(789.9)
Gross profit		2,571.1	(12.6)	2,558.5
Selling and distribution expenses		(1,216.4)	(8.4)	(1,224.8)
Research and development expenses		(491.7)	0.5	(491.2)
Administrative expenses		(347.1)	(273.7)	(620.8)
Operating profit		515.9	(294.2)	221.7

Finance costs	6	(282.4)	-	(282.4)
Finance income	6	26.6	-	26.6
Net finance costs	6	(255.8)	-	(255.8)

Profit/(loss) before tax		260.1	(294.2)	(34.1)
Taxation	7	(38.3)	54.3	16.0
Profit/(loss) from continuing operations		221.8	(239.9)	(18.1)
Profit from discontinued operation (attributable to equity shareholders of the Company)	37	28.7	1,458.5	1,487.2
Profit for the period		250.5	1,218.6	1,469.1

Attributable to:
Equity shareholders of the Company		250.2	1,218.6	1,468.8
Non-controlling interests		0.3	-	0.3
Profit for the period		250.5	1,218.6	1,469.1

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income continued
for the 12 months ended October 31, 2019

		Before exceptional items	Exceptional items (note 4)	Total
Continuing operations	Note	$m	$m	$ $m
Profit for the period		250.5	1,218.6	1,469.1
Other comprehensive (expense)/income:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	25	(26.2)	-	(26.2)
Actuarial gain on non-plan pension assets	25	0.3	-	0.3
Deferred tax movement		13.0	-	13.0
Discontinued operation:
Actuarial gain on pension schemes liabilities	25	0.1	-	0.1
Actuarial gain on non-plan pension assets	25	0.1	-	0.1
Deferred tax movement		-	-	-
Currency translation differences - discontinued operation		-	(1.5)	(1.5)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	31	(122.9)	-	(122.9)
Current tax movement	31	23.3	-	23.3
Deferred tax movement		14.0	-	14.0
Currency translation differences - continuing operations	10, 11	(206.2)	-	(206.2)
Other comprehensive expense for the period		(304.5)	(1.5)	(306.0)
Total comprehensive (expense)/income for the period		(54.0)	1,217.1	1,163.1
Attributable to:
Equity shareholders of the Company		(54.3)	1,217.1	1,162.8
Non-controlling interests		0.3	-	0.3
Total comprehensive (expense)/income for the period		(54.0)	1,217.1	1,163.1

Total comprehensive income attributable to the equity shareholders of the Company arises from:
Continuing operations		(82.9)	(239.9)	(322.8)
Discontinued operations		28.9	1,457.0	1,485.9
		(54.0)	1,217.1	1,163.1
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			388.50
- diluted	9			384.35
From continuing operations
- basic	9			(4.87)
- diluted	9			(4.87)
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			305.07
- diluted	9			301.81
From continuing operations
- basic	9			(3.82)
- diluted	9			(3.82)
The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income
for the 18 months ended October 31, 2018

		Before exceptional items	Exceptional items (note 4)	Total
Continuing operations	Note	$m	$m	$m
Revenue	1,2	4,754.4	-	4,754.4
Cost of sales		(1,237.3)	(65.4)	(1,302.7)
Gross profit		3,517.1	(65.4)	3,451.7
Selling and distribution costs		(1,725.0)	(39.2)	(1,764.2)
Research and development expenses		(663.4)	(17.4)	(680.8)
Administrative expenses		(213.7)	(416.2)	(629.9)
Operating profit		915.0	(538.2)	376.8

Finance costs	6	(344.0)	(6.4)	(350.4)
Finance income	6	7.1	0.6	7.7
Net finance costs	6	(336.9)	(5.8)	(342.7)

Profit/(loss) before tax		578.1	(544.0)	34.1
Taxation	7	(125.1)	798.2	673.1
Profit from continuing operations		453.0	254.2	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	37	76.9	-	76.9
Profit for the period		529.9	254.2	784.1

Attributable to:
Equity shareholders of the Company		529.8	254.2	784.0
Non-controlling interests		0.1	-	0.1
Profit for the period		529.9	254.2	784.1

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income continued
for the 18 months ended October 31, 2018

		Before exceptional items	Exceptional items (note 4)	Total
	Note	$m	$m	$m
Profit for the period		529.9	254.2	784.1
Other comprehensive (expense)/income:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	25	(8.9)	-	(8.9)
Actuarial loss on non-plan pension assets	25	(5.3)	-	(5.3)
Deferred tax movement		3.8	-	3.8
Discontinued operation:
Actuarial loss on pension schemes liabilities	25	(1.5)	-	(1.5)
Actuarial loss on non-plan pension assets	25	(0.5)	-	(0.5)
Deferred tax movement		0.5	-	0.5
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	31	86.4	-	86.4
Current tax movement	31	(16.4)	-	(16.4)
Currency translation differences - continuing operations	10	(29.5)	-	(29.5)
Currency translation differences - discontinued operation		0.7	-	0.7
Other comprehensive income for the period		29.3	-	29.3
Total comprehensive income for the period		559.2	254.2	813.4
Attributable to:
Equity shareholders of the Company		559.1	254.2	813.3
Non-controlling interests		0.1	-	0.1
Total comprehensive income for the period		559.2	254.2	813.4

Total comprehensive income attributable to the equity shareholders of the Company arises from:
Continuing operations		483.1	254.2	737.3
Discontinued operations		76.1	-	76.1
		559.2	254.2	813.4
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			201.70
- diluted	9			196.17
From continuing operations
- basic	9			181.91
- diluted	9			176.92
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			151.61
- diluted	9			147.45
From continuing operations
- basic	9			136.73
- diluted	9			132.98

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income
for the 12 months ended April 30, 2017

		Before exceptional items	Exceptional items (note 4)	Total
Continuing operations	Note	$m	$m	$m
Revenue	1,2	1,077.3	-	1,077.3
Cost of sales		(213.5)	(2.9)	(216.4)
Gross profit		863.8	(2.9)	860.9
Selling and distribution costs		(357.7)	(5.5)	(363.2)
Research and development expenses		(116.0)	(6.8)	(122.8)
Administrative expenses		(65.5)	(82.0)	(147.5)
Operating profit		324.6	(97.2)	227.4

Finance costs	6	(96.8)	-	(96.8)
Finance income	6	1.0	-	1.0
Net finance costs	6	(95.8)	-	(95.8)

Profit/(loss) before tax		228.8	(97.2)	131.6
Taxation	7	(19.1)	11.6	(7.5)
Profit/(loss) from continuing operations		209.7	(85.6)	124.1
Profit from discontinued operation (attributable to equity shareholders of the Company)	37	33.7	-	33.7
Profit/(loss) for the period		243.4	(85.6)	157.8

Attributable to:
Equity shareholders of the Company		243.5	(85.6)	157.9
Non-controlling interests		(0.1)	-	(0.1)
Profit/(loss) for the period		243.4	(85.6)	157.8

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income continued
for the 12 months ended April 30, 2017

		Before exceptional items	Exceptional items (note 4)	Total
	Note	$m	$m	$m
Profit for the period		243.4	(85.6)	157.8
Other comprehensive (expense)/income:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	25	(0.2)	-	(0.2)
Actuarial gain on non-plan pension assets	25	0.3	-	0.3
Deferred tax movement		(0.1)	-	(0.1)
Discontinued operation:
Actuarial gain on pension schemes liabilities	25	0.6	-	0.6
Actuarial loss on non-plan pension assets	25	(0.2)	-	(0.2)
Deferred tax movement		(0.2)	-	(0.2)
Items that may be subsequently reclassified to profit or loss
Currency translation differences – continuing operations		(4.9)	-	(4.9)
Currency translation differences - discontinued operation		(1.0)	-	(1.0)
Other comprehensive expense for the period		(5.7)	-	(5.7)
Total comprehensive income/(expense) for the period		237.7	(85.6)	152.1
Attributable to:
Equity shareholders of the Company		237.8	(85.6)	152.2
Non-controlling interests		(0.1)	-	(0.1)
Total comprehensive income/(expense) for the period		237.7	(85.6)	152.1

Total comprehensive income attributable to the equity shareholders of the Company arises from:
Continuing operations		204.8	(85.6)	119.2
Discontinued operations		32.9	-	32.9
		237.7	(85.6)	152.1
Earnings per share
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			68.88
- diluted	9			66.51
From continuing operations
- basic	9			54.17
- diluted	9			52.31
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			53.25
- diluted	9			51.42
From continuing operations
- basic	9			41.88
- diluted	9			40.44

The accompanying notes form part of these financial statements.

Consolidated statements of financial position

	Note	October 31, 2019 $m	October 31, 2018 $m
Non-current assets
Goodwill	10	6,671.3	6,805.0
Other intangible assets	11	5,942.3	6,629.3
Property, plant and equipment	12	140.5	144.3
Derivative asset	27	-	86.4
Long-term pension assets	25	17.1	16.7
Contract-related costs	17	31.5	-
Other non-current assets	14	44.0	38.8
		12,846.7	13,720.5
Current assets
Inventories	15	0.1	0.2
Trade and other receivables	16	1,032.9	1,272.0
Contract-related costs	17	19.3	-
Current tax receivables	22	40.1	24.5
Cash and cash equivalents	18	355.7	620.9
		1,448.1	1,917.6
Current assets classified as held for sale	37	-	1,142.5
Total current assets		1,448.1	3,060.1
Total assets		14,294.8	16,780.6

Current liabilities
Trade and other payables	19	611.0	676.9
Borrowings	20	-	3.7
Finance leases	21	11.8	13.6
Provisions	24	29.3	57.4
Current tax liabilities	22	104.0	124.1
Contract liabilities	23	1,045.9	1,134.7
		1,802.0	2,010.4
Current liabilities classified as held for sale	37	-	437.7
		1,802.0	2,448.1
Non-current liabilities
Contract liabilities	23	149.9	178.1
Borrowings	20	4,670.7	4,842.2
Finance leases	21	11.7	14.9
Derivative liability	27	36.5	-
Retirement benefit obligations	25	141.4	110.4
Provisions	24	49.1	35.4
Other non-current liabilities	26	50.4	58.0
Current tax liabilities	22	119.7	131.0
Deferred tax liabilities	28	987.1	1,170.5
		6,216.5	6,540.5
Total liabilities		8,018.5	8,988.6
Net assets		6,276.3	7,792.0

The accompanying notes form part of these financial statements.

Consolidated statements of financial position continued

	Note	October 31, 2019 $m	October 31, 2018 $m
Capital and reserves
Share capital	29	47.2	65.8
Share premium account	30	44.0	41.0
Merger reserve	31	1,739.8	3,724.4
Capital redemption reserve	31	2,485.0	666.3
Hedging reserve	31	(29.6)	70.0
Retained earnings		2,250.7	3,275.2
Foreign currency translation reserve		(262.1)	(51.7)
Total equity attributable to owners of the parent		6,275.0	7,791.0
Non-controlling interests	32	1.3	1.0
Total equity		6,276.3	7,792.0

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity
For the 12 months ended April 30, 2017

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at May 1, 2016		39.6	190.3	228.3	(17.0)	163.4	-	988.1	1,592.7	1.0	1,593.7

Profit for the financial period		-	-	157.9	-	-	-	-	157.9	(0.1)	157.8
Other comprehensive income/(expense) for the period		-	-	0.2	(5.9)	-	-	-	(5.7)	-	(5.7)
Total comprehensive income/(expense) for the period		-	-	158.1	(5.9)	-	-	-	152.2	(0.1)	152.1
Transactions with owners:
Dividends	8	-	-	(177.5)	-	-	-	-	(177.5)	-	(177.5)
Treasury shares purchased		-	-	(7.7)	-	-	-	-	(7.7)	-	(7.7)
Share options:
Issue of share capital – share options	29,30	0.1	1.8	(0.1)	-	-	-	-	1.8	-	1.8
Share-based payment charge		-	-	24.0	-	-	-	-	24.0	-	24.0
Current tax on share options		-	-	4.1	-	-	-	-	4.1	-	4.1
Deferred tax on share options		-	-	23.0	-	-	-	-	23.0	-	23.0
Reallocation of merger reserve	31	-	-	650.0	-	-	-	(650.0)	-	-	-
Total movements for the period		0.1	1.8	673.9	(5.9)	-	-	(650.0)	19.9	(0.1)	19.8
Balance as at April 30, 2017		39.7	192.1	902.2	(22.9)	163.4	-	338.1	1,612.6	0.9	1,613.5

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity
For the 18 months ended October 31, 2018

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at May 1, 2017		39.7	192.1	902.2	(22.9)	163.4	-	338.1	1,612.6	0.9	1,613.5

Profit for the financial period		-	-	784.0	-	-	-	-	784.0	0.1	784.1
Other comprehensive income for the period		-	-	(11.9)	(28.8)	-	70.0	-	29.3	-	29.3
Total comprehensive income/(expense) for the period		-	-	772.1	(28.8)	-	70.0	-	813.3	0.1	813.4
Transactions with owners:
Dividends	8	-	-	(542.2)	-	-	-	-	(542.2)	-	(542.2)
Share options:
Issue of share capital – share options	29,30	0.2	5.6	-	-	-	-	-	5.8	-	5.8
Share-based payment charge		-	-	78.6	-	-	-	-	78.6	-	78.6
Current tax on share options	7	-	-	4.1	-	-	-	-	4.1	-	4.1
Deferred tax on share options	7	-	-	(23.7)	-	-	-	-	(23.7)	-	(23.7)
Acquisitions:
Shares issued to acquire the HPE Software business	29	28.8	-	-	-	-	-	6,485.4	6,514.2	-	6,514.2
Share reorganization and buy-back:
Return of Value – share consolidation	29,31	(2.9)	-	-	-	2.9	-	-	-	-	-
Issue and redemption of B shares	30,31	-	(156.7)	(500.0)	-	500.0	-	(343.3)	(500.0)	-	(500.0)
Share buy-back	29	-	-	(171.7)	-	-	-	-	(171.7)	-	(171.7)
Reallocation of merger reserve	31	-	-	2,755.8	-	-	-	(2,755.8)	-	-	-
Total movements for the period		26.1	(151.1)	2,373.0	(28.8)	502.9	70.0	3,386.3	6,178.4	0.1	6,178.5
Balance as at October 31, 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity
For the 12 months ended October 31, 2019

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at November 1, 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Impact of adoption of IFRS 9		-	-	(15.6)	-	-	-	-	(15.6)	-	(15.6)
Revised balance at November 1, 2018		65.8	41.0	3,312.0	(51.7)	666.3	70.0	3,724.4	7,827.8	1.0	7,828.8
Profit for the financial period		-	-	1,468.8	-	-	-	-	1,468.8	0.3	1,469.1
Other comprehensive income/(expense) for the period[1]		-	-	4.0	(210.4)	-	(99.6)	-	(306.0)	-	(306.0)
Total comprehensive income/(expense) for the period		-	-	1,472.8	(210.4)	-	(99.6)	-	1,162.8	0.3	1,163.1

Transactions with owners:
Dividends	8	-	-	(439.2)	-	-	-	-	(439.2)	-	(439.2)
Share options:
Issue of share capital – share options	29,30	0.1	3.0	(3.8)	-	-	-	-	(0.7)	-	(0.7)
Share-based payment charge		-	-	64.5	-	-	-	-	64.5	-	64.5
Current tax on share options	7	-	-	13.1	-	-	-	-	13.1	-	13.1
Deferred tax on share options	7	-	-	(7.6)	-	-	-	-	(7.6)	-	(7.6)
Share reorganization and buy-back:
Return of Value – share consolidation	29,31	(18.7)	-	-	-	18.7	-	-	-	-	-
Expenses relating to Return of Value	29	-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Issue and redemption of B shares	31	-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Share buy-back	29	-	-	(544.7)	-	-	-	-	(544.7)	-	(544.7)
Reallocation of merger reserve	31	-	-	184.6	-	-	-	(184.6)	-	-	-
Total movements for the period		(18.6)	3.0	(1,061.3)	(210.4)	1,818.7	(99.6)	(1,984.6)	(1,552.8)	0.3	(1,552.5)
Balance as at October 31, 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3

The accompanying notes form part of these financial statements.

1  $21.6m of foreign exchange movements arising on the re-denomination of intangible assets, see note 11, have been recognized as ‘‘currency translation differences – continuing operations’’ and $1.5m of currency translation differences are recorded in retained earnings at October 31, 2019, net of $4.9m of deferred tax.

Consolidated statements of cash flows	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
Note	$m	$m	m	$m
Cash flows from operating activities
Cash generated from operations	39	1,056.3	1,424.3	564.8
Interest paid	(227.1)	(301.8)	(81.1)
Bank loan costs	-	(101.2)	(6.7)
Tax paid	(167.4)	(99.5)	(24.6)
Net cash generated from operating activities	661.8	921.8	452.4
Cash flows from/(used in) investing activities
Payments for intangible assets[1]	11	(29.3)	(92.1)	(31.4)
Purchase of property, plant and equipment[1]	12	(56.3)	(40.1)	(11.7)
Finance leases[2]	21	-	(0.7)	-
Interest received	26.6	9.2	1.0
Payment for acquisition of business	38	(89.0)	(19.2)	(299.1)
Repayment of bank borrowings on acquisition of businesses	-	-	(316.6)
Net cash acquired with acquisitions	38	1.2	321.7	68.1
Investing cash flows generated from disposals	37	20.0	-	-
Investing cash flows generated from discontinued operation, net of cash disposed	37	2,473.5	-	-
Tax paid on divestiture gain	(264.6)	-	-
Net cash from/(used in) investing activities	2,082.1	178.8	(589.7)
Cash flows used in financing activities
Investment in non-controlling interest	32	-	(0.1)	(0.1)
Proceeds from issue of ordinary share capital	29,30	3.1	5.8	2.0
Purchase of treasury shares and related expenses	29	(544.7)	(171.7)	(7.7)
Return of Value paid to shareholders	29,31	(1,800.0)	(500.0)	-
Expenses relating to Return of Value	29	(1.0)	-	-
Repayment of working capital in respect of the HPE Software business acquisition	38	-	(225.8)	-
Finance leases[2]	21	(12.9)	-	-
Repayment of bank borrowings	20	(212.6)	(252.9)	(372.1)
Proceeds from bank borrowings	20	-	1,043.8	180.0
Dividends paid to owners	8	(439.2)	(542.2)	(177.5)
Net cash used in financing activities	(3,007.3)	(643.1)	(375.4)
Effects of exchange rate changes	(1.8)	15.3	(3.5)
Net (decrease)/increase in cash and cash equivalents	(265.2)	472.8	(516.2)
Cash and cash equivalents at beginning of period	620.9	151.0	667.2
18	355.7	623.8	151.0
Reclassification to current assets classified as held for sale	37	-	(2.9)	-
Cash and cash equivalents at end of period	18	355.7	620.9	151.0

The accompanying notes form part of these financial statements.

1The principal non-cash transactions in the 12 months ended October 31, 2019 were property, plant and equipment finance lease additions of $9.0m (note 12).
The principal non-cash transactions in the 18 months ended October 31, 2018 were the issuance of shares as purchase consideration for the HPE Software business acquisition (note 38) and property, plant and equipment finance lease additions of $12.0m (note 12).

2Cash outflows in relation to repayments of finance lease liabilities have been reclassified as a financing activity in the current year as repayments relating to all leases will be presented as financing activities in future periods following the adoption of IFRS 16. The comparative continues to be shown as an investing activity.

Consolidated financial statements and notes
Summary of significant accounting policies

General information
Micro Focus International plc (“Company”) is a public limited company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at October 31, 2019, the Group had a presence in 48 countries (October 31, 2018: 49; April 30, 2017: 40) worldwide and employed approximately 12,100 people (October 31, 2018: 14,800 including 1,200 SUSE employees; April 30, 2017: 4,800).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

In the prior period, the Company changed its financial year-end from April 30 to October 31 and reported 18-month financial statements running from May 1, 2017 to October 31, 2018.

1 Significant Accounting policies

A Basis of preparation
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (collectively “IFRS”).

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention. These financial statements have been prepared for a 12-month period as compared with a prior 18-month and 12-month reporting periods and therefore are not entirely comparable. The use of an 18 month reporting period is permitted under the UK Companies Act 2006.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, ‘Critical accounting estimates, assumptions and judgments’.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.

The accounting policies adopted are consistent with those of the Annual Report on Form 20-F for the 18 months ended October 31, 2018 apart from standards, amendments to or interpretations of published standards adopted during the period and the revision in the period to allocate goodwill and purchased intangible assets into functional currencies of the underlying foreign operations and then retranslate goodwill and purchased intangible assets at closing rates, as set out in Accounting Policy J(b) “Foreign currency translation - transactions and balances”, and which has been recorded in the 12 months ended October 31, 2019 (note 11).

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing these financial statements.

Consolidated statement of comprehensive income – Prior Period Revision
In the prior period, certain costs were incorrectly presented as administrative expenses ($159.0m) and should have been classified as $43.4m in cost of sales, $94.2m in selling and distribution expenses and $21.4m in research and development expenses. Management have therefore decided to correct the presentation and record these immaterial adjustments to revise the Consolidated statement of comprehensive income for the 18 months ended October 31, 2018. The impact of the revision is to reduce administrative expenses by $159.0m, increase cost of sales by $43.4m, increase selling and distribution expenses by $94.2m and increase research and development expenses by $21.4m as compared with previously reported amounts. The revision has no impact on the operating profit, profit for the period, assets and liabilities or cash flows for the 18 months ended October 31, 2018. This revision has also been reflected in the unaudited financial information for the 12-month period ended October 31, 2018 and the 6-month period ended October 31, 2017 presented in Exhibit 15.4.

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

Where new information is obtained within the ‘measurement period’ (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, the Group recognizes these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

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

At October 31, 2019, the Group had an 84.24% (2018: 81.05%; 2017: 74.70%) interest in Novell Japan Ltd which gives rise to the minority interest reported in these financial statements (note 32).

C Assets held for sale and discontinued operations
A current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the Consolidated statement of comprehensive income  comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented including the discontinued operations.

Consolidated financial statements and notes
Summary of significant accounting policies continued

D Revenue recognition
On November 1, 2018, the Group adopted IFRS 15 using the modified retrospective approach which means that the cumulative impact of the adoption was recognized in retained earnings as of November 1, 2018 and that comparatives are not restated. IFRS 15 replaces guidance in IAS 18 and IAS 11. The accounting policies applied under IAS 18 and IAS 11 in the comparative period are presented below under the heading ‘Revenue recognition policy in the prior period’.  This standard establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalize certain incremental contract costs. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group follows the five-step model and recognizes revenue on transfer of control of promised goods or services to customers in an amount that reflects the consideration, which the Group expects to be entitled in exchange for those goods, or services. Customer contracts can include combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations.

Revenue is allocated to the various performance obligations on a relative stand-alone selling price (“SSP”) basis.

On an on-going basis, the Group utilizes available data points based on relevant historical transactions, to establish the observable stand-alone selling prices to be used in allocating transaction consideration. For observable stand-alone sales a reasonable range of prices will be determined to represent the stand-alone selling price of that performance obligation. Given the highly variable selling price of licences, the Group has not established SSP for licences. When SSP is established for the undelivered performance obligations (typically maintenance and professional services), the residual approach is used to allocate the transaction price to the delivered licences.

For performance obligations where observable stand-alone sales are not available, SSP will be estimated using the following methods in the order set out below:
- Market price
- Expected cost plus a margin
- Residual approach

The Group recognizes revenues from sales of software licences (including Intellectual Property and Patent rights) to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications.

Software licence revenue is the sale of right to use the software on customer premises and is recognized at a point in time when the software is made available to the customer and/or reseller (i.e. when control of the asset is transferred). The Group enters into licence verification arrangements, for customers who are not in compliance with their contractual licence and/or maintenance terms, by agreeing a one-off settlement fee. If the performance obligation can be identified in the contract, revenue is allocated to each performance obligation, otherwise the Group policy is to recognize it as licence revenue. The allocation of revenue does not impact the timing of revenue recognition in these deals, given the performance obligation(s) have already been fulfilled, but will impact the presentation of revenue recognized during the period, (as licence or licence and maintenance).

For Subscriptions and SaaS arrangements where customers access the functionality of a hosted software over the contract period without taking possession of the software, and performance obligations are provided evenly over a defined term, the Group recognizes revenue over the period in which the subscriptions are provided as the service is delivered, generally on a straight-line basis.

In SaaS arrangements where the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty and the customer can operate, or contract with another vendor to operate the software, the Group evaluates whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognized at a point in time when control of the software is transferred to the customer.

Maintenance revenue is recognized on a straight-line basis over the term of the contract, which in most cases is one year.

Consolidated financial statements and notes
Summary of significant accounting policies continued

D Revenue recognition continued

For time and material-based professional services contracts, the Group recognizes revenue as services are rendered. The Group recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a percentage of completion basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Service costs are expensed as incurred; amounts collected prior to satisfying the above conditions are shown as contract liability and included in deferred income.

Rebates paid to resellers as part of a contracted program are accounted for as a reduction of the transaction price and netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner.  If the Group receives an identifiable good or service from the reseller that is separable from the sales transaction and for which fair value can be reasonably estimated, the Group accounts for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.

Revenue recognition policy in the prior periods
The Group recognized revenues from sales of software Licences (including Intellectual Property and Patent rights), to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue included fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training were bundled with the Licence fee, they were unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value existed for all undelivered elements and there was no such evidence of fair value established for delivered elements, revenue was first allocated to the elements where fair value has been established and the residual amount was allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement did not exist, all revenue from the arrangement was deferred until such time that there was evidence of delivery.

If the arrangement included acceptance criteria, revenue was not recognized until the Group could objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever was earlier.

The Group recognized Licence revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria was met; otherwise revenue was deferred and recognized upon delivery of the product to the end-user. Where the Group sold access to a Licence for a specified period of time and collection of a fixed or determinable fee was reasonably assured, Licence revenue was recognized upon delivery, except in instances where future substantive upgrades or similar performance obligations were committed to. Where future performance obligations were specified in the Licence agreement, and fair value could be attributed to those upgrades, revenue for the future performance obligations was deferred and recognized on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the Licence agreement. Where the future performance obligations were unspecified in the Licence agreement, revenue was deferred and recognized rateably over the specified period.

For Subscription revenue where access and performance obligations were provided evenly over a defined term, the revenue was deferred and recognized rateably over the specified period.

The Group recognized revenue for SaaS arrangements as the service was delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, the Group considered the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement included the sale of a software licence. In SaaS arrangements where software licences were sold, licence revenue was generally recognized according to whether perpetual or term licences are sold, when all other revenue recognition criteria was satisfied.

Maintenance revenue was recognized on a straight-line basis over the term of the contract, which in most cases was one year.

Consolidated financial statements and notes
Summary of significant accounting policies continued

D Revenue recognition continued

For time and material-based professional services contracts, the Group recognized revenue as services are rendered and recognized costs as they were incurred. The Group recognized revenue from fixed-price professional services contracts as work progressed over the contract period on a proportional performance basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts were regularly reassessed during the life of a contract. Amounts collected prior to satisfying the above revenue recognition criteria were included in deferred income.

Rebates paid to partners as part of a contracted program were netted against revenue where the rebate paid was based on the achievement of sales targets made by the partner, unless the Company received an identifiable good or service from the partner that was separable from the sales transaction and for which the Group could reasonably estimate fair value.

E Contract-related costs
The Group capitalizes the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortized over the customer life or pattern of revenue for the related contract.

Normally sales commissions paid for customer contract renewals are not commensurate with the commissions paid for new contracts.  It follows that the commissions paid for new contracts also relate to expected future renewals of these contracts.  Accordingly, the Group amortizes sales commissions paid for new customer contracts on a straight-line basis over the expected customer life, based on expected renewal frequency.  The current average customer life is five years.  If the expected amortization period is one year or less the costs are expensed when incurred.

Amortization of the capitalized costs of obtaining customer contracts is classified as sales and marketing expense.  Capitalized costs from customer contracts are classified as non-financial assets in our statement of financial position.

F Cost of sales
Cost of sales includes costs related to the amortization of product development costs, amortization of acquired technology intangibles, costs of the consulting business and helpline support and royalties payable to third parties.

G Segment reporting
In accordance with IFRS 8, ‘Operating Segments’, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker (“CODM”), defined as the Operating Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Operating Committee is the Adjusted EBITDA, as set out in note 1.

H Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. In setting the policy for exceptional items, judgment is required to determine what the Group defines as ‘exceptional’. The Group considers an item to be exceptional in nature if it is material, non-recurring or does not reflect the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities, Group restructuring and other one-off events such as restructuring programs. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favorable and unfavorable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programs, cost of acquisitions, the cost of integrating acquired businesses or gains on the disposal of discontinued operations.

Consolidated financial statements and notes
Summary of significant accounting policies continued

I Employee benefit costs

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

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement or termination. This is usually dependent on one or more factors such as age, years of service and compensation.

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

The current service cost of the defined benefit plan, recognized in the Consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in finance costs in the Consolidated statement of comprehensive income.

Long-term pension assets relate to the reimbursement right under insurance policies held in the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the Consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

b) Share based compensation
The Group operated various equity-settled, share based compensation plans during the period.

The fair value of the employee services received in exchange for the grant of the shares or options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each Consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the Consolidated statement of comprehensive income, and a corresponding adjustment to equity over the current reporting period.

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

I Employee benefit costs continued
b) Share based compensation continued

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

J Foreign currency translation

a) Functional and presentation currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated statement of comprehensive income within administrative expenses.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments (including purchased intangible assets) to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

On consolidation, the results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

Goodwill arising before May 1, 2004 is treated as an asset of the Company and expressed in the Company’s functional currency.

c) Exchange rates
The most important foreign currencies for the Group are Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen. The exchange rates used are as follows:

	12 months ended October 31, 2019		18 months ended October 31, 2018		12 months ended April 30, 2017
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.27	1.29	1.33	1.27	1.29	1.29
€1 = $	1.12	1.12	1.18	1.14	1.09	1.09
C$ = $	0.75	0.76	0.78	0.76	0.76	0.73
ILS = $	0.28	0.28	0.28	0.27	0.26	0.28
100 JYP = $	1.10	1.08	0.90	0.92	0.91	0.90

Consolidated financial statements and notes
Summary of significant accounting policies continued

K Intangible assets

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

b) Computer software
Computer software licences are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of three to seven years.

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

d) Intangible assets – arising on business combinations
Other intangible assets that are acquired by the Group as part of a business combination are recognized at their fair value at the date of acquisition, and are subsequently amortized. Amortization is charged to the Consolidated statement of Comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortized from the date they are available for use. The estimated useful lives will vary for each category of asset acquired and to date are as follows:

Purchased software	Term licence agreement based, generally three to seven years
Technology	Three to 12 years
Trade names	Three to 20 years
Customer relationships	Two to 15 years
Lease contracts	Term of the lease agreement

Amortization of purchased software intangibles is included in administrative expenses, amortization of purchased technology intangibles is included in cost of sales and amortization of acquired purchased trade names, customer relationships and lease contracts intangibles are included in selling and distribution costs in the Consolidated statement of comprehensive income.

Consolidated financial statements and notes
Summary of significant accounting policies continued

L Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the Consolidated statement of comprehensive income during the financial year in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	30 years
Leasehold improvements	Three to 10 years (not exceeding the remaining lease period)
Fixtures and fittings	Two to seven years
Computer equipment	One to five years

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

M Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortization and depreciation are also reviewed for any possible impairment at each reporting date.

N Inventories
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

O Trade receivables
Trade receivables are initially recognized at fair value and subsequently measured at amortized cost less provisions for impairment based upon an expected credit loss methodology. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset and are calculated using historical account payment profiles along with historical credit losses experienced.  The loss allowance is adjusted for forward looking factors specific to the debtor and the economic environment. The amount of the provision is the difference between the asset’s carrying amount and the present value of the probability weighted estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated statement of comprehensive income.

P Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Consolidated statement of financial position.

Consolidated financial statements and notes
Summary of significant accounting policies continued

Q Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

R Finance and operating leases
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the Consolidated statement of comprehensive income.

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

Operating sub-lease income is recorded as operating income on a straight-line basis over the sub-lease term.

S Taxation
Current and deferred tax are recognized in the Consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

T Ordinary shares, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company’s shareholders are recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognized when they are paid.

Consolidated financial statements and notes
Summary of significant accounting policies continued

U Derivative financial instruments and hedge accounting
Financial assets and liabilities are recognized in the Group’s Consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are initially recognized at fair value and subsequently measured at amortized cost less provisions for impairment based upon an expected credit loss methodology. Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

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

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 “Presentation of Financial Statements”.

IFRS 9 was effective for accounting periods beginning on or after January 1, 2018 and the impact of the adoption by the Group with effect from November 1, 2018 can be seen in Section X “Adoption of new and revised International Financial Reporting Standards”.

Hedge accounting is permitted under certain circumstances provided the following criteria are met:

At inception of the hedge, the documentation must include the risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness. Such hedges are expected to be effective in achieving offsetting changes in cash flows and are assessed on an on-going basis to determine the level of effectiveness.

The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognized in other comprehensive income in the hedging reserve, while any material ineffectiveness should be recognized in the statement of comprehensive income. If prospective testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the Consolidated statement of comprehensive income.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met; the forecast transaction is no longer expected to occur.

V Provisions
Provisions for onerous leases, property restoration costs, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

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

W Contingent Liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by uncertain future events or present obligations that arise from past events where the transfer of economic resources is uncertain or cannot be reliability estimated. Contingent liabilities are not recognized in the consolidated financial statements, except if they arise from a business combination; they are disclosed in the notes to the consolidated financial statements unless the likelihood of an outflow of economic resources is remote.

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in these consolidated financial statements are consistent with those of the annual financial statements for the 18 months ended October 31, 2018, with the exception of the following standards, amendments to or interpretations of published standards that are now effective and have been adopted during the period:

-
IFRS 15 “Revenue from contracts with customers” established the principles that an entity should apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard was mandatory for annual reporting periods starting from January 1, 2018 onwards. The standard replaced IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations clarifications. Clarifications to IFRS 15 “Revenue from Contracts with Customers” comprised guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation).

-
IFRS 9 “Financial instruments”. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after January 1, 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit loss model that replaces the current incurred loss impairment model.

-
Amendments to IFRS 2, “Share based payments” on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after January 1, 2018. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. This amendment has no material impact on the reported results and financial position.

-
Annual improvements 2014–2016 (which includes amendments to IFRS 1 First-time adoption of IFRS, IFRS 12 Disclosure of interests in other entities and IAS 28 Investments in associates and joint ventures) and IFRIC 22 Foreign currency transactions and advance consideration were adopted on November 1, 2018 and had no impact on the reported results and financial position.

Impact of IFRS 15 ‘Revenue from contracts with customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue and certain incremental contract costs are recognized. IFRS 15 is effective for accounting periods beginning on or after January 1, 2018 and has been adopted by the Group with effect from November 1, 2018. The Group adopted the standard using the modified retrospective approach which means that the cumulative impact of the adoption was recognized in retained earnings as of November 1, 2018 and the comparatives are not restated and continue to be presented in accordance with IAS 18 and IAS 11. The accounting policies applied in the comparative period are presented in Section D “Revenue recognition” above under the heading “Revenue recognition policy in the prior period”.

The effect of initially applying this standard is mainly attributed to:

•	the earlier recognition of revenue from consideration paid to a customer; and
•	later recognition of costs of obtaining customer contracts.

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalize certain incremental contract costs.

Set out below are the three primary areas of difference of the new accounting policy under IFRS 15.

Cost of obtaining customer contracts
The Group has considered the impact of IFRS 15 on the recognition of sales commission costs, which meet the definition of incremental costs of obtaining a contract under IFRS 15. The Group applies a practical expedient to expense the sales commission’s costs as incurred where the expected amortization period is one year or less. An asset is recognized for the sales commissions, which will typically be amortized across the contract length or customer life where the practical expedient cannot be applied. The customer life has been assessed as five years for the Group and six years in the SUSE business, until the date of disposal.

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Impact of IFRS 15 ‘Revenue from contracts with customers’ continued.

At transition date, the Group has only capitalized commissions paid for uncompleted contracts at November 1, 2018 and has amortized those balances in the year ended October 31, 2019, as compared to capitalizing all relevant commissions in future periods.  By taking this practical expedient there is a benefit to profit before tax in the 12 months ended October 31, 2019 as the capitalization of commissions is greater than the amortization and consequently the overall commission costs is reduced under IFRS 15 compared to prior accounting policies where sales commissions were expensed as incurred.

Rebillable expenses
The Group now reports expenses that are recharged to customers, such as travel and accommodation, as Consulting revenue. Under previous accounting policies, these were presented as an offsetting entry within cost of sales.

Consideration payable to a customer
The Group makes payments, including rebates, to customers. The Group accounts for consideration payable to a customer as a reduction of the transaction price and therefore revenue. An adjustment is recorded as the total expected considerations payable over the contract term is accounted for as variable consideration at the outset of the contract and treated as a reduction in the transaction price to be recognized over the life of the contract, previously amounts were treated as revenue reductions when incurred. Where the payment is for a distinct good or service, then the Group accounts for the purchase in the same way as it does for purchases from suppliers in the normal course of business. Certain marketing costs, which were previously presented as an offsetting entry within revenue, are now presented as a Selling and Distribution cost

Presentation
Under the new IFRS 15 based policies, the Group no longer reports items as deferred revenue and accrued revenue. Instead, we present these as either a contract liability or contract asset. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

IFRS 9 “Financial Instruments”
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 “Presentation of Financial Statements”.

IFRS 9 is effective for accounting periods beginning on or after January 1, 2018 and has been adopted by the Group with effect from November 1, 2018.

The classification and measurement basis for the Group’s financial assets is largely unchanged by the adoption of IFRS 9.

There is no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The de-recognition rules have been transferred from IAS 39 “Financial Instruments: Recognition and Measurement” and have not been changed.

Under the new hedge accounting rules as a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships continue to qualify as hedges under IFRS 9.

The main impact of adopting IFRS 9 is the application of the expected credit loss model, which requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as was the case under the prior standard, IAS 39.

The new impairment requirements apply to the consolidated Group’s financial assets classified at amortized cost, particularly to its trade receivables and contract assets. The Group has elected to apply the practical expedient allowed under IFRS 9 to recognize the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables. The adoption of IFRS 9 resulted in an increase to trade receivables loss reserves of $20.0m being recorded on November 1, 2018 against retained earnings. IFRS 9 has no material impact on the carrying value of contract assets. There is no material impact on the Group’s basic or diluted EPS for the periods ended October 31, 2018 or 2019.

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards

IFRS 9 “Financial Instruments” continued

Reclassification of financial instruments on adoption of IFRS 9

Upon adoption of IFRS 9 on November 1, 2018, there were no changes to the measurement categories of financial instruments. The adoption of IFRS 9 did not result in any changes to the measurement of financial instruments other than as a result of applying the new expected credit loss methodology when determining the trade receivables loss allowance.  The change in measure of the trade receivables loss allowance had no material impact on the Group’s basic or diluted earnings per share for the 12 months ended October 31, 2019 or the 18 months ended October 31, 2018.

		Measurement category		Carrying amount
	Note	IAS 39	IFRS 9	October 31, 2018	IFRS 9 Adjustments[1]	November 1, 2018
				$m	$m	$m
Financial assets

Non-current
Long-term pension assets	25	Available-for-sale financial assets	Fair value through other comprehensive income	16.7	-	16.7
Derivative financial instruments	31	Fair value through profit and loss	Fair value through profit and loss	86.4	-	86.4

Current
Cash and cash	18	Amortized cost	Amortized cost	620.9	-	620.9
Trade and other receivables	16	Amortized cost	Amortized cost	1,212.0	(20.0)	1,192.0

Financial liabilities – financial liabilities at amortized cost

Non-current
Borrowings (gross)	20	Amortized cost	Amortized cost	4,946.6	-	4,946.6
Finance leases	21	Amortized cost	Amortized cost	14.9	-	14.9
Provisions	24	Amortized cost	Amortized cost	35.4	-	35.4

Current
Borrowings (gross)	20	Amortized cost	Amortized cost	50.3	-	50.3
Finance leases	21	Amortized cost	Amortized cost	13.6	-	13.6
Trade and other payables	19	Amortized cost	Amortized cost	676.9	-	676.9
Provisions	24	Amortized cost	Amortized cost	57.4	-	57.4

1 The IFRS 9 adjustment of an increase in the trade receivables loss allowance of $20.0m resulted in a corresponding decrease in retained earnings of $20.0m, net of $4.4m of deferred tax.

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments”

Under the IFRS 15 and IFRS 9, adoption methods chosen by the Group, prior period comparatives are not restated to conform to the new policies. Consequently, the period-over-period change of revenue and profit in the 12 months to October 31, 2019 is impacted by the new policies.

We have set out below the estimated impacts on the Group of the areas described above, including the adjustment to retained earnings recorded on the transition date of November 1, 2018, which resulted in a corresponding $52.4m asset being recorded relating to IFRS 15 and a $20.0m liability and related deferred tax asset of $4.4m being recorded relating to IFRS 9 on the balance sheet. The in-year impact of IFRS 9 therefore is immaterial.

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments” continued

The following tables summarize the impact of adopting IFRS 15 on the Group’s Consolidated statement of financial position as at October 31, 2019 and its Consolidated statement of comprehensive income for the 12 months then ended for each of the lines affected.  There was no material impact on the Group’s Consolidated statement of cash flows for the 12 months ended October 31, 2019.

Consolidated statement of comprehensive income – impact of IFRS 15 in the year ended October 31, 2019

		12 months ended October 31, 2019			18 months ended October 31, 2018
		Post IFRS 15	IFRS 15 Adjustments	Pre IFRS 15
	Note	$m	$m	$m	$m
Revenue	1,2	3,348.4	(16.1)	3,332.3	4,754.4

Operating profit		221.7	(22.1)	199.6	376.8
Finance costs	6	(282.4)	-	(282.4)	(350.4)
Finance income	6	26.6	-	26.6	7.7
(Loss)/ profit before tax		(34.1)	(22.1)	(56.2)	34.1
Taxation	7	16.0	1.6	17.6	673.1
(Loss)/profit from continuing operations		(18.1)	(20.5)	(38.6)	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	37	1,487.2	30.6	1,517.8	76.9
Profit for the period		1,469.1	10.1	1,479.2	784.1

Attributable to:
Equity shareholders of the parent		1,468.8	10.1	1,478.9	784.0
Non-controlling interests		0.3	-	0.3	0.1
Profit for the period		1,469.1	10.1	1,479.2	784.1

Earnings per share (cents)
From continuing and discontinued operations		cents	cents	cents	cents
- Basic	9	388.50	2.67	391.17	201.70
- Diluted	9	384.35	2.64	386.99	196.17

From continuing operations
- Basic	9	(4.87)	(5.42)	(10.29)	181.91
- Diluted	9	(4.87)	(5.42)	(10.29)	176.92

Earnings per share (pence)
From continuing and discontinued operations		pence	pence	pence	pence
- Basic	9	305.07	2.10	307.17	151.61
- Diluted	9	301.81	2.08	303.89	147.45

From continuing operations
- Basic	9	(3.82)	(4.26)	(8.08)	136.73
- Diluted	9	(3.82)	(4.26)	(8.08)	132.98

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments” continued

Consolidated statement of financial position – impact of IFRS 15 on year ended October 31, 2019

		12 months ended October 31, 2019			18 months ended October 31, 2018
		Post IFRS 15	IFRS 15 Adjustments	Pre IFRS 15
	Note	$m	$m	$m	$m
ASSETS
Non-current assets
Contract-related costs	17	31.5	(31.5)	-	-

Current assets
Trade and other receivables	16	1,032.9	(0.9)	1,032.0	1,272.0
Contract-related costs	17	19.3	(19.3)	-	-

LIABILITIES
Current liabilities
Trade and other payables	19	(611.0)	-	(611.0)	(676.9)
Contract liabilities	23	(1,045.9)	-	(1,045.9)	(1,134.7)
Non-current liabilities
Contract liabilities	23	(149.9)	-	(149.9)	(178.1)
Deferred tax liabilities	28	(987.1)	9.0	(978.1)	(1,170.5)

Table below shows the impact of IFRS 15 on opening retained earnings at November 1, 2018 and the continuing operations and discontinued operation for the 12 months ended October 31, 2019.

		Continuing operations			Discontinued operation
	Increase / (decrease) in opening retained earnings on November 1, 2018	Increase / (decrease) in Revenue in the 12 months ended October 31, 2019	Increase / (decrease) in Operating expenses in the 12 months ended October 31, 2019	Increase / (decrease) in Profit before tax in the 12 months ended October 31, 2019	Profit/(loss) from discontinued operation (attributable to equity shareholders of the Company) in the 12 months ended October 31, 2019
	$m	$m	$m	$m	$m
Cost of obtaining customer contracts	64.7	-	(21.2)	21.2	(35.4)
Rebillable expenses	-	2.4	2.4	-	-
Consideration payable to a customer	5.0	13.7	12.8	0.9	(5.0)
Deferred tax	(17.3)	-	-	-	9.8
	52.4	16.1	(6.0)	22.1	(30.6)

During the 12 months ending October 31, 2019, the Group amortized $10.2m contract-related costs and capitalized $31.4m, resulting in a net increase in profit before tax of $21.2m (note 17).

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

Summary of quantitative impact of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial Instruments” continued

Retained earnings – impact of IFRS 15 and IFRS 9

	Retained earnings at October 31, 2018	IFRS 15 Adjustment	IFRS 9 Adjustment	Retained earnings at November 1, 2018
	$m	$m	$m	$m
Retained earnings	3,275.2	52.4	(15.6)	3,312.0

The impact of the application of future new and revised IFRSs, which are expected to have a material impact to the Group is described below:

IFRS 16 “Leases”
In January 2016, the IASB published IFRS 16 “Leases”, which will replace IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”.  IFRS 16 is effective for the Group from November 1, 2019.

IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees are required to account for all leases in a similar manner to finance lease accounting under IAS 17. Current finance lease accounting remains largely unchanged and so the primary impact of the standard is on leases that are currently classified as operating leases.

The determination of when an arrangement contains a lease is largely unchanged from current requirements and the Group does not expect to recognize any new leases as a result of adopting IFRS 16.

The Group’s portfolio of leases materially comprises office facilities around the world that the Group uses to conduct its business, and vehicles for use by the workforce.

The Group has elected to implement IFRS 16 on a modified retrospective basis, which means the cumulative effect of initially applying the standard will be adjusted in retained earnings on November 1, 2019. The Group has a choice, on a lease-by-lease basis, to measure the right-of-use asset at either:

•	its carrying amount as if IFRS 16 had been applied since the commencement of the lease; or
•	an amount equal to the lease liability, adjusted for accruals or prepayments.

Where historical information is readily available for property leases, we intend to apply the former accounting method.  For all other leases, we intend to apply the latter method.

The Group has other elections and accounting policy choices to make in adopting IFRS 16 and as such, the Group has elected not to apply IFRS 16 to leases for which the underlying asset is of low value, nor does the Group intend to apply IFRS 16 to leases of intangible assets.

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

IFRS 16 ‘Leases’ continued

In adopting IFRS 16, the Group has applied the following practical expedients that are available in IFRS 16:

•
We have not reassessed whether an arrangement is, or contains, a lease at November 1, 2019. Instead, the Group has applied IFRS 16 to leases that had previously been identified as leases under IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”;

•	Where there is a group of leases with reasonably similar characteristics, we have applied a single discount rate to each lease portfolio;
•
The Group intends to rely on its assessment of whether leases are onerous by applying IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” at October 31, 2019 as an alternative to performing an impairment review on the application date. The Group will adjust the right-of-use asset at November 1, 2019 by the amount of any provision for onerous leases recognized in the Consolidated statement of financial position on October 31, 2019;

•	The Group will exclude initial direct costs from the measurement of the right-of-use asset at November 1, 2019; and
•
Where the Group has measured a right-of-use asset as its carrying amount as if IFRS 16 had been applied since its inception, The Group has applied hindsight in assessing extension or termination options.

Effect of IFRS 16 on the Consolidated Statement of Financial Position
While the Group is still evaluating the effect that IFRS 16 will have on the Consolidated financial statements, the Group expects to recognize in the Consolidated Statement of Financial Position on November 1, 2020:

•	an asset of between $241.0m and $261.0m representing the Group’s right to use leased assets, including $20.9m of assets currently classified as finance leases within property, plant and equipment;
•	a liability of between $286.0m and $306.0m representing the Group’s contractual obligation to make lease payments (including $23.5m of liabilities currently classified as finance leases); and
•	a reduction of between $7.0m and $7.8m in retained earnings.

The asset of between $241.0m and $261.0m disclosed above excludes costs related to obligations to restore leased properties, which are capitalized as part of property, plant and equipment under IAS 17, which will be reclassified to right-of-use assets on adoption of IFRS 16.

The recognition of the new lease liability will increase the Group’s debt.

The operating lease expense currently recognized in the Consolidated statement of comprehensive Income will be replaced by a depreciation expense against the right-of-use asset and a finance expense related to the lease liability. The impact on profit before tax for the year ended October 31, 2020 is not expected to be material.

The impact on tax balances as a result of the above changes is still being assessed. There will be no net impact on the Consolidated statement of cash flows, however the operating lease cash out-flows within operating cash-flows will largely be replaced by a financing cash-outflow.

Key judgments and estimates made in calculating the initial impact of adoption include the determination of the lease term, the grouping of leases for the purpose of assigning a discount rate and calculating the discount rate.

The Group’s undiscounted non-cancellable operating lease commitments is $301.2m at October 31, 2019 (October 31, 2018: $228.0m) under IAS 17 “Leases” (note 34).

The lease liability of between $286.0m and $306.0m (inclusive of amounts already reported as finance leases under IAS 17) shown above with be included in Net debt as at November 1, 2019.

Consolidated financial statements and notes
Summary of significant accounting policies continued

X Adoption of new and revised International Financial Reporting Standards continued

The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

-
IFRIC 23, “Uncertainty over Income Tax Treatments” clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after January 1, 2019. The Group does not expect a material impact upon adoption of IFRIC23.

-	Annual Improvements 2017 includes amendments to IFRS 3, “Business combinations”, IFRS 11 “Joint arrangements” and IAS 12 Income taxes applies for periods beginning on or after January 1, 2019.

-
Amendments to IAS 28 Investments in Associates and Joint Ventures – “Long-term Interests in Associates and Joint Ventures”, clarifies that IFRS 9 “Financial instruments” applies, including its impairment requirements to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

-
Amendments to IAS 19 “Employee Benefits” clarify that on a plan amendment, curtailment or settlement of a defined benefit plan, entities must use updated actuarial assumptions to determine its current service cost and net interest for the period; and the effect of the asset ceiling is disregarded when calculating the gain or loss on any settlement of the plan and is dealt with separately in other comprehensive income, effective January 1, 2019.

-
Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised Conceptual Framework, effective January 1, 2020.

-	Amendments to IFRS 3 Business Combinations, effective January 1, 2020, subject to EU endorsement.

-	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest rate benchmark reforms, effective January 1, 2020.

The impact of the amendments and interpretations listed above will not have a material impact on the consolidated financial statements.

II Critical accounting estimates, assumptions and judgments

In preparing these consolidated financial statements, the Group has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgments, which require the Group to make subjective and complex judgments, and matters that are inherently uncertain.

Critical accounting estimates and assumptions

A Potential impairment of goodwill and other intangible assets
Each period, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the value in use of its CGUs. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the medium-term annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate and the medium-term annual revenue growth rate by product group in particular are provided in note 10.

B Retirement benefit obligations
The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the year-end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 25.

Consolidated financial statements and notes
Summary of significant accounting policies continued

II Critical accounting estimates, assumptions and judgments continued

C Revenue recognition
The key areas of judgment in respect of recognizing revenue are the timing of recognition and how the different elements of bundled contracts are identified, for example between licence and maintenance revenues.

Revenue recognition under IFRS 15 is significantly more complex than under previous reporting requirements and necessitates the increased use of management judgments and estimates to produce financial information. IFRS 15 also introduces management judgment in relation to the timing of recognition of certain categories of cost. The most significant accounting judgments in applying IFRS 15 are disclosed below.

Identification of performance obligations
Revenue recognition requires significant judgment in identifying each distinct performance obligation requiring separate recognition in a multi-element contract (e.g. licence, maintenance, material rights for option to acquire additional products or services at discounted prices). This judgment impacts the timing of revenue recognition, as certain performance obligations are recognized at a point in time and others are recognized over the life of the contract, as explained in Accounting Policy D, and therefore the quantum of revenue and profit recognized in each period.

D Exceptional item classification
The Group classifies items as exceptional in line with Accounting Policy H. The classification of these items as an exceptional is a matter of judgment. This judgment is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

E Provision for income taxes
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

Key judgments in the period were related to the structuring activities undertaken in relation to the disposal of SUSE and whether these activities would create an additional tax charge through US and other overseas tax legislation. Based on their assessment, the directors have concluded that no additional material tax provisions are required with regards to these matters.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. There is no estimate associated with the provision for income taxes that could be expected to result in a material change within the next 12 months.

Consolidated financial statements and notes
Summary of significant accounting policies continued

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

A Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers’ financial conditions are performed. The Group maintains a provision for impairment based upon the expected credit losses. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

B Foreign currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Israeli Shekel, Japanese Yen and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency.

There were no foreign currency hedging transactions in place at October 31, 2019 and October 31, 2018. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

C Interest rate risk
The Group’s income and cash generated from operations are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from potential increases in the LIBOR interest rate.

D Liquidity risk
Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or are invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and eight years.

At October 31, 2019 gross borrowings of $4,775.0m (October 31, 2018: $4,996.9m) related to our senior secured debt facilities (note 20).  $nil (October 31, 2018: $50.3m) is current of which $nil (October 31, 2018: $nil) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs and original issue discounts.

Consolidated financial statements and notes
Notes to the consolidated financial statements

1 Segmental reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker (“CODM”) is defined as the Operating Committee.

For the 12 months ended April 30, 2017 the Chief Operating Decision Marker (“CODM”) was defined as the Executive Committee.

On July 2, 2018, the Group announced the proposed sale of SUSE, one of the Group’s two historical operating segments, approved by the shareholders on August 21, 2018. As a result, for management purposes, following the agreement to dispose of the SUSE business, which is presented as a discontinued operation, the Group is organized into a single reporting segment comprising the Micro Focus Product Portfolio. Consistent with this the Chief Executive Officer of SUSE, Nils Brauckmann, stepped down from the Board on July 11, 2018 to concentrate on the sale. As such, the CODM from July 11, 2018 consisted of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer.

For the 12 months to October 31, 2019, the CODM consisted of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Strategy and Planning and the Chief HR Officer. With the disposal of the SUSE business completed, the Group is organized into a single reporting segment.

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

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

The internal management reporting that the Operating Committee receives includes a pool of centrally managed costs, which were allocated between Micro Focus and the SUSE business (up to the date of disposal) based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017[1]
	Note	$m	$m	$m
Reconciliation to Adjusted EBITDA:
(Loss)/profit before tax		(34.1)	34.1	131.6
Finance costs	6	282.4	350.4	96.8
Finance income	6	(26.6)	(7.7)	(1.0)
Depreciation of property, plant and equipment	12	66.5	88.6	9.7
Amortization of intangible assets	11	716.5	903.1	206.7
Exceptional items (reported in Operating profit)	4	294.2	538.2	97.2
Share-based compensation charge	33	68.8	64.3	31.5
Product development intangible costs capitalized	11	(16.5)	(44.4)	(27.6)
Foreign exchange loss/(credit)	3	11.3	(37.4)	(2.9)
Adjusted EBITDA		1,362.5	1,889.2	542.0

1 The comparatives for the 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 37)
For the reportable segment, the total assets were $14,294.8m and the total liabilities were $8,018.5m as at October 31, 2019. No measure of total assets and total liabilities has been reported for the 18 months ended October 31, 2018 and the 12 months ended April 30, 2017 as these were not regularly provided to the CODM.

Consolidated financial statements and notes
Notes to the consolidated financial statements

2 Supplementary information

Analysis by geography
The Group is domiciled in the UK. The Group’s total segmental revenue from external customers by geographical location is detailed below:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
UK	206.9	299.6	52.2
USA	1,523.0	2,279.8	551.5
Germany	220.7	309.5	86.8
France	123.3	195.5	43.2
Japan	108.6	145.8	42.4
Other	1,165.9	1,524.2	301.2
Total	3,348.4	4,754.4	1,077.3

The total of non-current assets other than financial instruments and deferred tax assets as at October 31, 2019 located in the USA is $4,623.0m (October 31, 2018: $5,145.8m), the total in the non-USA is $8,192.2m (October 31, 2018: $8,488.3m). They exclude trade and other receivables, derivative financial instruments and deferred tax.

As at April 30, 2017 the total of non-current assets other than financial instruments and deferred tax assets located in the UK was $147.7m, the total in the USA was $3,778.7m and the total of such non-current assets located in other countries was $67.3m. They exclude trade and other receivables, derivative financial instruments and deferred tax.

Analysis of revenue from contracts with customers

	12 months ended October 31, 2019	18 months ended October 31, 2018		12 months ended April 30, 2017
	$m	$	$m	$m
Revenue from contracts with customers	3,348.4		4,754.4	1,077.3

Being:
Recognized over time:
Maintenance revenue	2,051.6		2,818.9	720.7
SaaS & other recurring revenue	278.9		365.1	-
	2,330.5		3,184.0	720.7
Recognized at point in time:
Licence revenue	800.0		1,206.1	308.4
Consulting revenue	217.9		364.3	48.2
	1,017.9		1,570.4	356.6

Total revenue	3,348.4		4,754.4	1,077.3

Consolidated financial statements and notes
Notes to the consolidated financial statements

2 Supplementary information continued

Analysis of revenue by product
Set out below is an analysis of revenue from continuing operations recognized between the principal product portfolios for the 12 months ended October 31 2019, 18 months ended October 31 2018 and 12 months ended April 30, 2017. As a result of the acquisition of HPE Software business the Group’s product portfolios have been redefined. The comparatives for the 12 months ended April 30, 2017 have not been represented into the new product portfolios.

12 months ended October 31, 2019:
	Licence	Maintenance	Consulting	SaaS & other recurring	Total
	$m	$m	$m	$m	$m
Application Modernization & Connectivity	170.9	326.1	11.7	-	508.7
Application Delivery Management	130.3	485.4	18.2	87.8	721.7
IT Operations Management	237.5	645.8	127.5	11.0	1,021.8
Security	185.7	416.7	43.9	35.0	681.3
Information Management & Governance	75.6	183.6	16.6	145.9	421.7
Subtotal	800.0	2,057.6	217.9	279.7	3,355.2
Deferred revenue haircut	-	(6.0)	-	(0.8)	(6.8)
Total Revenue	800.0	2,051.6	217.9	278.9	3,348.4

18 months ended October 31, 2018:
	Licence	Maintenance	Consulting	SaaS & other recurring	Total
	$m	$m	$m	$m	$m
Application Modernization & Connectivity	256.3	497.6	17.9	-	771.8
Application Delivery Management	185.5	646.7	41.6	114.1	987.9
IT Operations Management	363.1	869.9	192.8	15.1	1,440.9
Security	291.6	580.2	81.4	41.6	994.8
Information Management & Governance	117.2	267.2	32.6	203.1	620.1
Subtotal	1,213.7	2,861.6	366.3	373.9	4,815.5
Deferred revenue haircut	(7.6)	(42.7)	(2.0)	(8.8)	(61.1)
Total Revenue	1,206.1	2,818.9	364.3	365.1	4,754.4
12 months ended April 30, 2017:
	Licence	Maintenance	Consulting	SaaS & other recurring	Total
	$m	$m	$m	$m	$m
Application Modernization & Connectivity	106.0	149.7	9.5	-	265.2
Application Delivery Management	69.1	104.9	1.9	-	175.9
IT Operations Management	48.6	141.3	18.4	-	208.3
Security	55.5	219.6	13.8	-	288.9
Information Management & Governance	29.2	112.1	4.6	-	145.9
Subtotal	308.4	727.6	48.2	-	1,084.2
Deferred revenue haircut	-	(6.9)	-	-	(6.9)
Total Revenue	308.4	720.7	48.2	-	1,077.3

Consolidated financial statements and notes
Notes to the consolidated financial statements

3 Profit before tax

The (loss)/profit before tax is stated after charging/(crediting) the following operating costs/(gains) classified by the nature of the costs/(gains):

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	Note	$m	$m	$m
Staff costs	33	1,409.0	2,095.0	480.7
Depreciation of property, plant and equipment:
- owned assets	12	52.6	71.2	9.7
- leased assets	12	13.9	17.4	-
Loss on disposal of property, plant and equipment	12	3.6	4.7	0.5
Amortization of intangibles	11	716.5	903.1	206.7
Inventories
– cost of inventories recognized as a debit (included in cost of sales)	15	0.1	0.3	-
Operating lease rentals payable:
- plant and machinery		7.0	8.8	2.9
- property		58.9	85.3	18.4
Provision for receivables impairment	16	16.0	40.0	2.0
Foreign exchange gain on derivative financial instruments		(6.9)	-	-
Foreign exchange loss/(gain)		18.2	(37.4)	(2.9)

4 Exceptional items

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
Reported within Operating profit:	Note	$m	$m	$m
Integration costs		245.9	279.0	27.6
Pre-acquisition costs		-	43.0	58.0
Acquisition costs		1.5	27.1	2.6
Property related costs		16.3	38.1	5.6
Severance and legal costs		32.1	129.7	3.4
Divestiture		2.1	21.3	-
Gain on disposal of Atalla		(3.7)	-	-
		294.2	538.2	97.2
Reported within finance costs:
Finance costs incurred in escrow period	6	-	6.4	-
Reported within finance income:
Finance income earned in escrow period	6	-	(0.6)	-
		-	5.8	-
Exceptional costs before tax		294.2	544.0	97.2

Tax:
Tax effect of exceptional items		(54.3)	(105.9)	(11.6)
Tax exceptional item		-	(692.3)	-
		(54.3)	(798.2)	(11.6)
Reported within profit from discontinued operation (attributable to equity shareholders of the Company):
Gain on disposal of discontinued operation	37	(1,458.5)	-	-

Exceptional profit after tax		(1,218.6)	(254.2)	85.6

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

Integration costs
Integration costs of $245.9m for the 12 months ended October 31, 2019 arose from the continuing work being done in integrating the HPE Software business into Micro Focus as referred to in Item 5.A. Operating results. Other activities include system and processes integration costs. Integration costs of $279.0m in the 18 months ended October 31, 2018 (12 months to April 30, 2017: $27.6m) arose mainly from the work done to integrate Serena, GWAVA and the HPE Software business into the Micro Focus business.

Pre-acquisition costs
There were no pre-acquisition costs for the 12 months to October 31, 2019. Pre-acquisition costs of $43.0m for the 18 months ended October 31, 2018 (12 month ended April 30, 2017: $58.0m) related to the evaluation of the acquisition of HPE Software business which was announced in October 2016 and was completed on September 1, 2017. The costs related to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs.

Acquisition costs
The  acquisition  costs  of  $1.5m  in the  12 months  ended  October 31,  2019  related  mostly to  acquisition of Interset Software Inc. (note 38). The acquisition costs in the 18 months ended October 31, 2018 of $27.1m included external costs in completing the acquisition of the HPE Software business and costs relating to the acquisition of COBOL-IT SAS. The external costs mainly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction. Costs of $2.6m in the 12 months to April 30, 2017 related to the acquisitions of Serena in May 2016 and GWAVA in October 2016.

Property related costs
Property related costs of $16.3m for the 12 months ended October 31, 2019 (18 months to October 31, 2018: $38.1m, 12 months to April 30, 2017: $5.6m) relate to the assessment and reassessment of leases on empty or sublet properties held by the Group, in particular in North America, and the cost of site consolidations resulting from the ongoing integration of the HPE software business into Micro Focus.

Severance and legal costs
Severance and legal costs of $32.1m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $129.7m, 12 months to April 30, 2017: $3.4m) relate mostly to termination costs for employees after acquisition, relating to the integration of the HPE Software business into Micro Focus. The costs for the 12 months ended April 30, 2017 of $3.4m related to termination costs for senior Serena executives after acquisition.

Divestiture
Divestiture costs of $2.1m for the 12 months ended October 31, 2019 relate mostly to employee activities (18 months ended October 31, 2018: $21.3m, 12 months to April 30, 2017: $nil) relate mostly to fees paid to professional advisors involved in the disposal of the  SUSE business completed in 2019.

Gain on disposal of Atalla
The non-recurring gain on disposal of $3.7m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $nil) relates to Atalla business disposal (note 37).

Finance income and finance costs
Finance costs of $6.4m and finance income of $0.6m for the 18 months ended October 31, 2018 (12 months to April 30 2017: $nil) related to interest (charged and gained) on additional term loan facilities drawn down in relation to the acquisition of the HPE Software business, between the date the facilities were drawn into escrow and the acquisition date. No such income or costs arose in the 12 months ended October 31, 2019.

Consolidated financial statements and notes
Notes to the consolidated financial statements

4 Exceptional items continued

Tax
The tax effect of exceptional items on the income statement is a credit of $54.3m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $798.2m credit, 12 months to April 30, 2017: $11.6m). The exceptional tax credit of $692.3m  in the 18 months ended October 31, 2018 (April 30, 2017: $nil) related to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $238.3m payable over eight years.

Gain on disposal of discontinued operation
The element of the profit for the period on the discontinued operation related to the gain on disposal is included as an exceptional item (note 37).

5 Services provided by the Group’s auditors and network of firms

During the 12 months ended October 31, 2019, the Group obtained the following services from the Group’s auditors as detailed below which have been disclosed in line with the ICAEW Technical Release “Tech 14/13 FRF” guidance on the disclosure of auditor remuneration for the audit of accounts and other (non-audit) services, in accordance with the requirements of the Companies (Disclosure of Auditor Remuneration and Liability Agreements) Regulation 2008 (Statutory Instrument 2008/489) as amended:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m

Audit of Company	12.8	12.2	1.0
Audit of subsidiaries	3.9	1.9	2.5
Total audit	16.7	14.1	3.5

Audit related assurance services	3.6	0.9	2.6
Other assurance services	-	0.7	-
Total assurance services	3.6	1.6	2.6

Tax compliance services	-	0.2	-
Tax advisory services	0.1	0.2	0.1
Services relating to taxation	0.1	0.4	0.1

Other non-audit services	-	0.1	7.5

Total	20.4	16.2	13.7

The 12 months ended October 31, 2019 fees and 18 months ended October 31, 2018 fees represent fees paid to KPMG LLP, as the current auditor. Fees for the years ended April 30, 2017 represent amounts paid to the previous auditor, PricewaterhouseCoopers LLP.

Of the audit related assurance services engagements undertaken in the 12 months ended 31 October 2019 only one was considered to be significant. This related to the controls attestation of the Group’s implementation of Sarbanes-Oxley Section 404, for which a fee of $3.0m was paid.

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

6 Finance income and finance costs

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	Note	$m	$m	$m
Finance costs
Interest on bank borrowings		225.4	276.5	81.2
Commitment fees		1.9	3.3	0.8
Amortization of facility costs and original issue discounts		46.7	60.4	14.2
Finance costs on bank borrowings		274.0	340.2	96.2

Net interest expense on retirement obligations	25	2.4	2.8	0.6
Finance lease expense		2.0	2.7	-
Interest rate swaps: cash flow hedges, transfer from equity		-	3.4	-
Other		4.0	1.3	-
Total		282.4	350.4	96.8

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
		$m	$m	$m
Finance income
Bank interest		16.3	3.6	0.4
Interest on non-plan pension assets	25	0.3	0.6	0.4
Interest rate swaps: cash flow hedges, transfer to equity		9.9	-	-
Other		0.1	3.5	0.2
Total		26.6	7.7	1.0

Net finance cost		255.8	342.7	95.8

Included within exceptional items
Finance costs incurred in escrow period	4	-	6.4	-
Finance income earned in escrow period	4	-	(0.6)	-
		-	5.8	-

7 Taxation

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Current tax
Current period	163.9	245.8	33.9
Adjustments to tax in respect of previous periods	(35.3)	(14.7)	1.7
	128.6	231.1	35.6
Deferred tax
Origination and reversal of temporary differences	(139.7)	26.4	(22.4)
Adjustments to tax in respect of previous periods	24.5	1.2	(4.4)
Previously unrecognized temporary differences	(29.4)	-	-
Impact of change in tax rates	-	(931.8)	(1.3)
	(144.6)	(904.2)	(28.1)

Total tax (credit)/expense	(16.0)	(673.1)	7.5

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

For the 12 months ended October 31, 2019, a deferred tax debit of $7.6m (18 months ended October 31, 2018: $23.7m debit; 12 months ended April 30, 2017: $23.0m credit) and current tax credit of $13.1m (18 months ended October 31, 2018: $4.1m credit, 12 months ended April 30, 2017: $4.1m credit) have been recognized in equity in relation to share options.

A current tax credit of $23.3m (18 months ended October 31, 2018: $16.4m debit) has been recognized in the hedging reserve (note 31).

In addition, a deferred tax credit of $13.0m (18 months ended October 31, 2018: $4.3m credit, 12 months ended April 30, 2017: $0.3m debit) has been recognized in the Consolidated statement of comprehensive income in relation to defined benefit pension schemes and a deferred tax credit of $14.0m (18 months ended October 31, 2018: $nil, 12 months ended April 30, 2017: $nil) in relation to foreign exchange movements on intangibles.

The tax charge for the 12 months ended October 31, 2019 is higher than the standard rate of corporation tax in the UK of 19.00% (18 months ended October 31, 2018: 19.00%; 12 months ended April 30, 2017: 19.92%). The differences are explained below:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
(Loss)/profit before taxation	(34.1)	34.1	131.6

Tax at UK corporation tax rate 19.00% (2018: 19.00%; 2017: 19.92%)	(6.5)	6.5	26.0
Effects of:
Tax rates other than the UK standard rate	(4.4)	17.8	0.6
Intra-Group financing	(42.8)	(52.5)	(15.7)
Interest restrictions	-	31.8	-
Innovation tax credit benefits	(13.5)	(21.4)	(9.8)
US foreign inclusion income	43.7	39.0	0.4
US transition tax	-	238.3	-
Share options	7.1	10.2	-
Movement in deferred tax not recognized	14.4	7.3	0.2
Previously unrecognized temporary differences	(29.4)	-	-
Effect of change in tax rates	-	(931.9)	(1.3)
Expenses not deductible and other permanent differences	26.2	(4.7)	9.8
	(5.2)	(659.6)	10.2
Adjustments to tax in respect of previous periods:
Current tax	(35.3)	(14.7)	1.7
Deferred tax	24.5	1.2	(4.4)
	(10.8)	(13.5)	(2.7)

Total taxation	(16.0)	(673.1)	7.5

The Group continues to benefit from the UK’s Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the 12 months ended October 31, 2019 being $13.5m (18 months ended October 31, 2018: $21.4m, 12 months ended April 30, 2017: $9.8m). The Group realized benefits in relation to intra-Group financing of $42.8m for the 12 months ended October 31, 2019 ($52.5m for the 18 months ended October 31, 2018; 12 months ended April 30, 2017: $15.7m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business, The Attachmate Group and Serena.

US foreign inclusion income of $43.7m arising in the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $39.0m; 12 months ended April 30 2017: $0.4m) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

The Group recognized a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge because of the terms of the options.

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

During the period the directors reassessed the deferred tax asset recognized in relation to interest restrictions and have recognized an asset to the extent that sufficient taxable temporary differences exist at the balance sheet date. Previously a deferred tax asset was not recognized as the directors forecast that the Group would be unable to utilize the interest restrictions in future periods. This has resulted in a credit of $29.4m in the period in respect of historical interest amounts, recognized as previously unrecognized temporary differences above.

The movement in deferred tax assets and liabilities during the period is analyzed in note 28.

The expenses not deductible and other permanent differences charge of $26.2m (18 months ended October 31, 2018: $4.8m credit; 12 months ended April 30, 2017: $9.8m) included $8.1m in relation to uncertain tax positions and $6.1m related to irrecoverable withholding tax.

The Group realized a net credit in relation to the true-up of prior period, current and deferred tax estimates of $10.8m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $13.5m; 12 months ended April 30, 2017: $2.7m).

The Group’s tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically US tax reform, the OECD’s Base Erosion and Profit Shifting project and the consequences of Brexit.

 In April 2019, the European Commission published its final decision on its state aid investigation into the UK’s “Financing Company Partial Exemption” legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK Government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. The UK Government is required to start collection proceedings in advance of the appeal results and it is possible that the Group will be required to make a payment in the year ending October 31, 2020. If the decision of the European Commission is upheld, the Group have calculated the maximum potential liability to be $60.3m. Based on its current assessment the Group believes that no provision is required in respect of this issue.  The UK legislation affected by this EU Commission finding was amended on January 1, 2019 to be compliant with EU law and therefore no longer impacts the Group and so no additional tax liability will accrue in future periods that could be subject to the same challenge.

8 Dividends

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
Equity - ordinary	$m	$m	$m
Final paid 58.33 cents (2018: 58.33 cents, 2017: 49.74 cents) per ordinary share	240.7	133.9	111.0
First Interim paid 58.33 cents (2018: 34.60 cents; 2017: 29.73 cents) per ordinary share	198.5	156.2	66.5
Second Interim paid nil cents (2018: 58.33 cents; 2017: nil cents) per ordinary share	-	252.1	-
	439.2	542.2	177.5

The directors announced a final dividend of 58.33 cents per share payable on May 7, 2020 to shareholders who are registered at April 14, 2020. This final dividend, amounting to $194.5m, has not been recognized, as a liability as at October 31, 2019.

Consolidated financial statements and notes
Notes to the consolidated financial statements

9 Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
Earnings ($m)
(Loss)/profit for the period from continuing operations	(18.1)	707.2	124.1
Profit for the period from discontinued operation	1,487.2	76.9	33.7
	1,469.1	784.1	157.8

Number of shares (m)
Weighted average number of shares	378.1	388.7	229.2
Dilutive effects of shares	4.1	11.0	8.2
	382.2	399.7	237.4

Earnings per share
Basic earnings per share (cents)
Continuing operations	(4.87)	181.91	54.17
Discontinued operation	393.37	19.79	14.71
Total Basic earnings per share	388.50	201.70	68.88

Diluted earnings per share (cents)
Continuing operations [1]	(4.87)	176.92	52.31
Discontinued operation	389.16	19.25	14.20
Total Diluted earnings per share [1]	384.35	196.17	66.51

Basic earnings per share (pence)
Continuing operations	(3.82)	136.73	41.88
Discontinued operation	308.89	14.88	11.37
Total Basic earnings per share	305.07	151.61	53.25

Diluted earnings per share (pence)
Continuing operations [1]	(3.82)	132.98	40.44
Discontinued operation	305.59	14.47	10.98
Total Diluted earnings per share [1]	301.81	147.45	51.42

Earnings attributable to ordinary shareholders
From continuing operations	(18.1)	707.2	124.1
Excluding non-controlling interests	(0.3)	(0.1)	0.1
(Loss)/profit for the period from continuing operations	(18.4)	707.1	124.2
From discontinued operation	1,487.2	76.9	33.7
	1,468.8	784.0	157.9
Average exchange rate	$1.27/£1	$1.33/£1	$1.29/£1

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended October 31, 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended October 31, 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

The weighted average number of shares excludes treasury shares that do not have dividend rights (note 29).

Consolidated financial statements and notes
Notes to the consolidated financial statements

10 Goodwill

		October 31, 2019	October 31, 2018
	Note	$m	$m
Cost and net book amount
At November 1 /May 1		6,805.0	2,828.6
Acquisitions	38	26.8	4,863.9
Effects of movements in exchange rates		(160.5)	-
Reclassification to assets held for sale	37	-	(887.5)
		6,671.3	6,805.0
A segment-level summary of the goodwill allocation is presented below:
Micro Focus		6,671.3	6,805.0

Goodwill acquired through business combinations has been allocated to a cash-generating unit (“CGU”) for the purpose of impairment testing.

The goodwill arising in the 12 months ended October 31, 2019, related to the acquisition of Interset Software Inc. of $26.8m (note 38) has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, all amounts are expected to be deductible for tax purposes.

The goodwill arising in the 18 months ended October 31, 2018 related to the acquisition of the HPE Software business of $4,858.3m (note 38) and COBOL-IT, SAS (“COBOL-IT”) $5.6m (note 38), have been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, there were no amounts expected to be deductible for tax purposes.

In addition, during the year, following a review of the allocation of goodwill to foreign operations, the directors have determined that goodwill of $6,497.5m, which arose on previous acquisitions (in particular the acquisitions of the HPE Software business on September 1, 2017 and The Attachmate Group on November 20, 2014, being the two most significant) should have been allocated into functional currencies of the underlying foreign operations. The re-denomination has given rise to a total reduction in the carrying value of goodwill of $160.5m, as a result of foreign exchange movement, that has been recognized in the 12 months ended October 31, 2019. Had this allocation taken place from the acquisition dates, a $154.9m decrease in the carrying value of goodwill would have been recognized in the 18 months ended October 31, 2018 and a cumulative decrease of $69.4m in the carrying value would have been recognized as at May 1, 2017. As this change has no impact on the Group’s profit before taxation, or statement of cash flows and as the net prior-period impact of $224.3m is not material in the context of the overall value of goodwill or net assets, it is, in the judgment of the directors, appropriate to affect the change in allocation in the current period. Movements in Other comprehensive income are not considered a key performance metric.

This change in the carrying value of $160.5m is a part of the amount reflected in the line “effect of movements in exchange rates” in the table above. The change has been recognized within “currency translation differences – continuing operations” in other comprehensive income, and subsequently the translation reserve in equity.

This adjustment has had no impact on the conclusion of the Group’s annual impairment review.

Impairment test
Impairment of goodwill is tested annually, or more frequently where there is indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group performed its annual test for impairment as at October 31, 2019 (2018: October 31, 2018), incorporating its knowledge of the business into that testing and noting at that date the market capitalization was less than the net assets of the Group, which was taken into account during the impairment test.

Consolidated financial statements and notes
Notes to the consolidated financial statements

10 Goodwill continued

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use (“VIU”). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilizes discounted board approved forecasts for the first four years and the fifth year reflects management’s expectation of the long-term growth prospects which have been applied based upon the expected operating performance of the CGU and growth prospects in the CGU’s market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates. The VIU calculation excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic Review and which are included within the board approved forecasts. Impairment reviews under IAS 36 are required to exclude the estimated cash inflow and outflows arising from improving or enhancing the performance of existing assets, and therefore the impairment test performed in the current year considers the recoverable amount of the CGU based on its current condition without the impact of the approved investment plans.

Key assumptions
Key assumptions in the VIU are considered to be the discount rate, medium term annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The medium-term annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	2019	2018
Long-term cash flow growth rate	1.0%	1.0%
Pre-tax discount rate [1]	10.3%	9.7%
Medium term annual revenue growth rate by product group[2]	(2.0)% to 2.1%	-

1 This equates to a Post-tax discount rate of 8.0% (2018: 7.8%)
2 Medium-term annual revenue growth rate by product group was not a key assumption in 2018 and so has not been presented.

Sensitivity analysis
The results of the sensitivity analysis are set out below. In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions that could have an adverse impact, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group’s cost base is flexible and could quickly respond to market changes. The headroom and breakeven sensitivities disclosed below are on the VIU calculation which, as explained above, excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic Review.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 2.0% (2018: 2.0%) and this increase would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount. An increase in the discount rate of 0.4% to 10.7% (2018: increase of 1.3% to 11.0%) would reduce the amount by which the recoverable amount exceeds its carrying value from $0.5bn to $nil (2018: from $2.2bn to $nil).

The directors have assessed that a reasonably possible change in the average of the medium-term annual revenue growth rate by product group is an absolute reduction of 2.0% and this decrease would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount (2018: not a reasonably possible change). A decrease in the average of the medium-term annual revenue growth rate by product group of 0.7% would reduce the amount by which the recoverable amount exceeds its carrying value from $0.5bn to $nil. This sensitivity has been presented exclusive of mitigating actions, such as cost saving, that would be taken in such a scenario and which would at least partially offset such a reduction in cash flows.

The directors have also assessed that there is not a reasonably possible change in the long-term cash flow growth rate that would reduce the recoverable amount to below its carrying value.

No impairment charge resulted from the goodwill tests for impairment in the 12 months ended October 31, 2019 (18 months ended October 31, 2018: no impairment).

Consolidated financial statements and notes
Notes to the consolidated financial statements

11 Other intangible assets

				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At November 1, 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6
Acquisitions – Interset Software Inc.	38	-	-	44.5	4.2	12.5	-	61.2
Additions		12.3	16.5	-	-	-	-	28.8
Additions – external consultants		-	0.5	-	-	-	-	0.5
Disposals		(7.4)	(19.1)	-	-	-	-	(26.5)
Effects of movements in exchange rates		0.7	-	(24.4)	(4.6)	(66.4)	(0.1)	(94.8)
At October 31, 2019		146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8

Accumulated amortization
At November 1, 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3
Amortization charge for the period		34.1	26.7	200.1	20.9	424.8	9.9	716.5
Disposals		(7.4)	(19.1)	-	-	-	-	(26.5)
Effects of movements in exchange rates		0.1	-	(10.1)	(1.8)	(22.0)	-	(33.8)
At October 31, 2019		76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5

Net book amount at October 31, 2019		69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3
Net book amount at October 31, 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3

During the period, the estimated useful life of certain purchased software was revised. The net effect of the changes in the current financial period was an increase in amortization expense by $8.9m.

Consolidated financial statements and notes
Notes to the consolidated financial statements

11 Other intangible assets continued

				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At May 1, 2017		24.6	213.8	398.9	239.6	972.4	-	1,849.3

Continuing operations:
Acquisitions - HPE Software business	38	72.8	-	1,809.0	163.0	4,480.0	15.0	6,539.8
Acquisitions – COBOL-IT	38	-	-	1.5	0.2	12.3	-	14.0
Acquisitions – Covertix	38	2.5	-	-	-	-	-	2.5
Additions		46.8	44.4	-	-	-	-	91.2
Additions – external consultants		-	0.9	-	-	-	-	0.9
Effects of movements in exchange rates		(0.4)	-	-	-	-	-	(0.4)

Discontinued operation:
Reclassification to current assets classified as held for sale	37	(5.2)	-	(50.9)	(135.1)	(87.5)	-	(278.7)
At October 31, 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6

Accumulated amortization
At May 1, 2017		21.0	164.7	223.0	38.8	312.5	-	760.0

Continuing operations:
Amortization charge for the period		30.7	42.0	280.5	26.7	520.0	3.2	903.1
Effects of movements in exchange rates		(0.9)	-	-	-	-	-	(0.9)

Discontinued operation:
Amortization charge for the period		0.8	-	13.4	9.1	16.9	-	40.2
Reclassification to current assets classified as held for sale	37	(1.5)	-	(38.0)	(25.7)	(47.9)	-	(113.1)
At October 31, 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3

Net book amount at October 31, 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3
Net book amount at April 30, 2017		3.6	49.1	175.9	200.8	659.9	-	1,089.3

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group’s business combinations. Intangible assets are amortized on a straight-line basis over their expected useful economic life - see Accounting Policy K.

In addition, during the year, following a review of the allocation of purchased intangible assets to foreign operations, the directors have determined that intangible assets of $7,321.0m which arose on previous acquisitions (in particular the acquisitions of the HPE Software business on September 1, 2017 and The Attachmate Group on November 20, 2014, being the two most significant) should have been allocated into functional currencies of the underlying foreign operations.

The re-denomination has given rise to a total reduction in the carrying value of purchased intangible assets of $61.0m that has been recognized in the 12 months ended October 31, 2019. Had this allocation taken place from the acquisition dates, a $40.5m decrease in the carrying value of purchased intangible assets would have been recognized in the 18 months ended October 31, 2018 and a cumulative decrease of $20.8m in the carrying value would have been recognized as at May 1, 2017. As this change has no impact on the statement of cash flows and as the net prior-period impact of $61.3m and the impact on profit before taxation is not material in the context of the overall value of purchased intangible assets or net assets, it is, in the judgment of the directors, appropriate to effect the change in allocation in the current period. Movements in Other comprehensive income are not considered a key performance metric.

Consolidated financial statements and notes
Notes to the consolidated financial statements

11 Other intangible assets continued

This change in the carrying value of $61.0m consists of $94.8m and $33.8m reflected in the lines “effect of movements in exchange rates” for cost, this includes the cumulative impact on amortization of acquisition intangible assets which is not considered material, and cumulative amortization respectively in the table above. $83.3m of this has been recognized as “currency translation differences – continuing operations” in other comprehensive income, and subsequently the translation reserve in equity, and an offsetting $21.6m of this has been recognized as “currency translation differences – continuing operations” in other comprehensive income and subsequently retained earnings within equity.

Expenditure totalling $29.3m (18 months to October 31, 2018: $91.2m) was made in the 12 months ended October 31, 2019, including $17.0m in respect of development costs and $12.3m of purchased software. The acquisition of Interset Software Inc. in the 12 months ended October 31, 2019 gave rise to an addition of $61.2m to purchased intangibles (note 38). The acquisitions of the HPE Software business ($6,539.8m), COBOL-IT ($14.0m) and Covertix ($2.5m) in the 18 months ended October 31, 2018 gave rise to an addition of $6,556.3m to purchased intangibles (note 38).

Of the $17.0m of additions to product development costs, $16.5m (18 months to October 31, 2018: $44.4m) relates to internal product development costs and $0.5m (18 months ended October 31, 2018: $0.9m) to external consultants’ product development costs.

At October 31, 2019, the unamortized lives of technology assets were in the range of two to 10 years, customer relationships in the range of one to 13 years and trade names in the range of 10 to 20 years. The HPE Software business acquired purchased intangibles, the largest component of the Group, have another 10 years life remaining for technology and 13 years life remaining for customer relationships purchased intangibles.

Included in the Consolidated statement of comprehensive income for the 12 months ended October 31, 2019 and the 18 months ended October 31, 2018 was:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
For continuing operations:	$m	$m	$m
Cost of sales:
- amortization of product development costs	26.7	42.0	22.4
- amortization of acquired purchased technology	200.1	280.5	59.0
Selling and distribution:
- amortization of acquired purchased trade names, customer relationships and lease contracts	455.6	549.9	124.2
Administrative expenses:
- amortization of purchased software	34.1	30.7	1.1
Total amortization charge for the period	716.5	903.1	206.7

Research and development:
- capitalization of product development costs	16.5	44.4	27.7

Consolidated financial statements and notes
Notes to the consolidated financial statements

12 Property, plant and equipment

		Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	Note	$m	$m	$m	$m	$m
Cost
At November 1, 2018		14.3	79.2	103.3	29.1	225.9
Acquisition – Interset Software Inc.	38	-	-	0.2	0.1	0.3
Additions		-	37.7	24.6	3.0	65.3
Disposals		-	(3.6)	(3.0)	-	(6.6)
Reclassification		-	-	19.8	(19.8)	-
Effects of movements in exchange rates		(0.3)	0.2	(0.5)	0.8	0.2
At October 31, 2019		14.0	113.5	144.4	13.2	285.1

Accumulated depreciation
At November 1, 2018		2.2	34.3	36.6	8.5	81.6
Charge for the period		0.3	18.8	46.1	1.3	66.5
Disposals		-	(1.7)	(1.3)	-	(3.0)
Reclassification		-	-	4.6	(4.6)	-
Effects of movements in exchange rates		(0.3)	0.3	(0.9)	0.4	(0.5)
At October 31, 2019		2.2	51.7	85.1	5.6	144.6
Net book amount at October 31, 2019		11.8	61.8	59.3	7.6	140.5
Net book amount at November 1, 2018		12.1	44.9	66.7	20.6	144.3

Net book value of $15.2m of laptop computer equipment previously disclosed as fixtures and fitting have been reclassified as computer equipment in the period.

Consolidated financial statements and notes
Notes to the consolidated financial statements

12 Property, plant and equipment continued

		Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	Note	$m	$m	$m	$m	$m
Cost
At May 1, 2017		14.3	27.3	32.6	6.0	80.2

Continuing operations:
Acquisition – HPE Software business	38	-	56.5	79.5	24.1	160.1
Acquisition – COBOL-IT	38	-	-	0.1	-	0.1
Additions		-	10.4	33.3	6.4	50.1
Disposals		-	(7.5)	(27.1)	(4.6)	(39.2)
Effects of movements in exchange rates		-	(3.4)	(8.2)	(2.5)	(14.1)

Discontinued operation:
Additions		-	-	2.0	-	2.0
Disposals		-	-	(0.1)	-	(0.1)
Effects of movements in exchange rates		-	-	0.3	-	0.3
Reclassification to current assets classified as held for sale	37	-	(4.1)	(9.1)	(0.3)	(13.5)
At October 31, 2018		14.3	79.2	103.3	29.1	225.9

Accumulated depreciation
At May 1, 2017		1.8	12.7	22.1	2.7	39.3

Continuing operations:
Charge for the period		0.4	26.3	50.7	11.2	88.6
Disposals		-	(4.0)	(26.9)	(3.7)	(34.6)
Effects of movements in exchange rates		-	(1.3)	(6.4)	(2.9)	(10.6)

Discontinued operation:
Charge for the period		-	2.7	2.6	1.3	6.6
Disposals		-	-	-	-	-
Effects of movements in exchange rates		-	-	0.1	-	0.1
Reclassification to current assets classified as held for sale	37	-	(2.1)	(5.6)	(0.1)	(7.8)
At October 31, 2018		2.2	34.3	36.6	8.5	81.6
Net book amount at October 31, 2018		12.1	44.9	66.7	20.6	144.3
Net book amount at May 1, 2017		12.5	14.6	10.5	3.3	40.9
Depreciation for the 12 months ended October 31, 2019 of $66.5m (18 months ended October 31, 2018: $95.2m) is included within administrative expenses and cost of sales in the Consolidated statement of comprehensive income. The carrying value of computer equipment held under finance leases and hire purchase contracts, as at October 31, 2019 was $20.9m (October 31, 2018: $25.9m).

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings

In accordance with section 409 of the UK Companies Act 2006 (the “Act”), information on all related undertakings of the Group is set out below. Related undertakings are categorized in the Act as being “subsidiaries”, “associated undertakings” and “significant holdings in undertakings other than subsidiary companies”. The information below is stated as at October 31, 2019.

The definition of a subsidiary undertaking in the Act is different from the definition of that term under IFRS. As a result, related undertakings included within this list may not be the same as the related undertakings consolidated in the Group IFRS financial statements.  All undertakings in which the Group has an equity interest of greater than 50% are considered as subsidiary undertakings for the purpose of this note:

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
1	Attachmate Australasia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
2	Attachmate Group Australia Pty Limited	Australia	Ordinary Shares	Sale and support of software	1
3	Autonomy Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
4	Autonomy Systems Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
5	Borland Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
6	Entco Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
7	Micro Focus Australia Pty Ltd (formerly Entcorp Australia Pty Limited)	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
8	Micro Focus Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
9	Serena Software Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
10	Borland Entwicklung GmbH	Austria	Registered capital	Development of software	2
11	Autonomy Belgium BVBA	Belgium	Ordinary Shares	Sale and support of software	3
12	Micro Focus Belgium BV (formerly Entco Belgium BVBA)	Belgium	Ordinary Shares	Sale and support of software	3
13	Micro Focus Srl (formerly Micro Focus SPRL)	Belgium	Ordinary Shares	Sale and support of software	4
14	Borland Latin America Ltda	Brazil	Quota RS$1.00	Sale and support of software	5
15	Cambridge Technology Partners do Brasil s.c. Ltda	Brazil	Quota RS$1.00	Dormant	5
16	Micro Focus Brasil Serviços de Tecnologia Ltda (formerly Entco Brasil Serviços de Tecnologia Ltda)	Brazil	Quota RS$1.00	Sale and support of software	5
17	Micro Focus Programmeação de Computadores Ltda	Brazil	Quota RS$1.00	Sale and support of software	5
18	Peregrinne Systems do Brasil Limitada	Brazil	Quota RS$1.00	Sale and support of software	6
19	Serena Software Do Brasil Ltda	Brazil	Quota RS$1.00	Sale and support of software	7

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
20	Verity Worldwide Limited	British Virgin Islands	Ordinary Shares US$50,000.00	Sale and support of software	8
21	Micro Focus APM Solutions Limited (EOOD)	Bulgaria	Ordinary Shares BGN1,000.00	Development of software	9
22	Micro Focus Bulgaria EOOD (formerly Entco Bulgaria EOOD)	Bulgaria	Ordinary Shares BGN1.00	Sale and support of software	10
23	Autonomy Systems (Canada) Limited	Canada	Class A Common Stock	Sale and support of software	11
24	Borland Canada Software ULC	Canada	Common Shares	Dormant	12
25	Entcorp Canada, Inc.	Canada	Common Stock	Sale and support of software	13
26	GWAVA ULC (formerly GWAVA Inc.)	Canada	Common Stock	Holding Company	12
27	Interset Software Inc.	Canada	Class A Preferred Shares Class B Preferred Shares Class B-1 Preferred Shares Class B-2 Preferred Shares Common Shares	Sale and support of software	14
28	Micro Focus (Canada) ULC	Canada	Common Shares	Development, sale and support of software	12
29	Micro Focus Acquisition ULC	Canada	Common Shares	Holding Company	15
30	Micro Focus Software (Canada), ULC	Canada	Common Shares	Sale and support of software	16
31	Micro Focus Software Solutions Canada Co. / Solutions Logiciels Micro Focus Canada Cie. (formerly Entco Software Canada Co. Logiciels Entco Canada Cie)	Canada	Common Shares	Sale and support of software	17
32	NetManage Canada ULC	Canada	Common Shares	Dormant	12
33	Entco Bellatrix HoldCo	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
34	Entco Capital Co	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
35	Entco Investment Co	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
36	Micro Focus International Limited	Cayman Islands	Class A Ordinary Shares US$0.00001 Class B Ordinary Shares US$0.00001 Class C Ordinary Shares US$0.00001 Class L Ordinary Shares US$0.00001	Dormant	18
37	Micro Focus IP Limited	Cayman Islands	Class A Ordinary Shares €0.01 Class B Preferred Redeemable Shares €0.01	Holding Company	18
38	Entco Marigalante Limited	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
39	Autonomy Systems (Beijing) Limited Company	China	Registered Capital	Sale and support of software	19
40	Borland Software Corporation Beijing Representative Office	China	Branch	In liquidation	104
41	Shanghai Entco Software Technology Co., Limited	China	Registered Capital	Sale and support of software	20
42	Shanghai Entco Software Technology Co., Limited, Beijing Branch	China	Branch	Sale and support of software	21
43	Shanghai Entco Software Technology Co., Limited, Chongqing Branch	China	Branch	Sale and support of software	22
44	Shanghai Entco Software Technology Co., Limited, Shenzhen Branch	China	Branch	Sale and support of software	23
45	Singapore Micro Focus Pte Ltd Shanghai Representative Office	China	Branch	Sale and support of software	24
46	UK Micro Focus Limited Beijing Representative Office	China	Branch	Sale and support of software	25
47	Micro Focus CentroAmerica CAC Limiteda (formerly Entco CentroAmerica CAC Limitada)	Costa Rica	Quota CRC1,000.00	Sale and support of software	26
48	Micro Focus Costa Rica Limiteda (formerly Entco Costa Rica Limitada)	Costa Rica	Quota CRC1,000.00	Sale and support of software	26
49	NetIQ Software International Limited	Cyprus	Ordinary Shares of C£1.00	Dormant	103
50	Micro Focus Czechia s.r.o (formerly Entco Czechia, s.r.o.)	Czech Republic	Registered Capital	Sale and support of software	27
51	NOVL Czech s.r.o.	Czech Republic	Registered Capital	Dormant	28

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
52	Micro Focus Denmark, filial af Micro Focus AS, Norge (Branch)	Denmark	Branch	Sale and support of software	29
53	Micro Focus Software Denmark ApS (formerly Entco Denmark ApS)	Denmark	Ordinary Shares DKK1.00	Sale and support of software	29
54	Attachmate Middle East LLC	Egypt	Cash Shares LE100.00	In liquidation	105
55	Micro Focus AS, Filial i Finland (Branch)	Finland	Branch	Sale and support of software	30
56	Attachmate Group France SARL	France	Ordinary Shares €16.00	Sale and support of software	31
57	Borland (France) Sarl	France	Ordinary Shares €15.25	Sale and support of software	31
58	Cobol-IT, SAS	France	Ordinary Shares €1.00	Sale and support of software	31
59	Micro Focus France SAS (formerly Entco France SAS)	France	Ordinary Shares €1.00	Sale and support of software	32
60	Micro Focus SAS	France	Ordinary Shares €10.00	Sale and support of software	31
61	Attachmate Group Germany GmbH	Germany	Ordinary Shares €191,000.00	Sale and support of software	33
62	Borland GmbH	Germany	Ordinary Shares €49,500.00 Ordinary Shares €450,000.00 Ordinary Shares €100,000.00 Ordinary Shares €500.00	Dormant	33
63	GWAVA EMEA GmbH	Germany	Registered Capital	Sale and support of software	34
64	Micro Focus Deutschland GmbH (formerly Entco Deutschland GmbH)	Germany	Registered Capital	Sale and support of software	35
65	Micro Focus GmbH	Germany	Registered Capital	Sale and support of software	33
66	Novell Holdings Deutschland GmbH	Germany	Registered Capital	Holding Company	36
67	Serena Software GmbH	Germany	Registered Capital	Sale and support of software	37
68	Attachmate (Hong Kong) Limited	Hong Kong	Ordinary Shares HK$1.00	Dormant	38
69	Borland (H.K.) Limited	Hong Kong	Ordinary Shares HK$1.00	Dormant	38
70	EntCorp Hong Kong Limited	Hong Kong	Ordinary Shares HK$1.00	Sale and support of software	39

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
71	Micro Focus Limited Hong Kong (Branch)	Hong Kong	Branch	Sale and support of software	38
72	Micro Focus Software HK Limited (formerly Attachmate Group Hong Kong Limited)	Hong Kong	Ordinary Shares HK$10.00	Sale and support of software	38
73	NetIQ Asia Ltd.	Hong Kong	Ordinary Shares HK$1.00	Dormant	38
74	Autonomy Software Asia Private Limited	India	Equity Shares INR10.00	Sale and support of software	40
75	Borland Software India Private Limited	India	Equity Shares INR10.00	Dormant	41
76	Entco IT Services Private Limited	India	Equity Shares INR10.00	Sale and support of software	42
77	Interwoven, Inc., India Branch	India	Branch	Sale and support of software	43
78	Micro Focus India Private Limited	India	Equity Shares INR10.00	Support of software	41
79	Micro Focus Software India Private Limited	India	Equity Shares INR10.00	Development, sale and support of software	41
80	Micro Focus Software Solutions Private Limited (formerly Entco Software India Private Limited)	India	Equity Shares INR10.00	Sale and support of software	44
81	Novell India Private Ltd.	India	Equity Shares INR10.00	Dormant	45
82	Relativity Technologies Private Limited	India	Equity Shares INR10.00	Sale and support of software	41
83	Attachmate Ireland Limited	Ireland	Ordinary Shares €1.27	Sale and support of software	46
84	Entsoft Holding Ireland Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	46
85	Micro Focus (IP) Ireland Limited	Ireland	Ordinary Shares US$1.00	Dormant	47
86	Micro Focus (Ireland 1) Limited (formerly SUSE Linux Holdings Limited)	Ireland	Ordinary Shares US$1.00	Holding Company	47
87	Micro Focus (Ireland 2) Limited (formerly SUSE Linux Ireland Limited)	Ireland	Ordinary Shares US$1.00	Dormant	47
88	Micro Focus Finance Ireland Limited	Ireland	Ordinary Shares US$1.00	Holding Company	48
89	Micro Focus Galway Limited (formerly Entsoft Galway Limited	Ireland	Ordinary Shares €1.00	Sale and support of software	46
90	Micro Focus Group Holdings Unlimited Company	Ireland	Ordinary Shares €1.00	Holding Company	47
91	Micro Focus International Holdings Limited	Ireland	Ordinary Shares €1.00	Holding Company	47

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
92	Micro Focus Ireland Limited	Ireland	Ordinary Shares €1.00	Development, sale and support of software	47
93	Micro Focus Software (Ireland) Limited	Ireland	Ordinary Shares €1.25 Ordinary Shares US$1.00	Development, sale and support of software	48
94	Micro Focus Software Solutions Ireland Limited (formerly Entsoft Ireland Limited)	Ireland	Ordinary Shares €1.00	Sale and support of software	46
95	NetIQ Europe Limited	Ireland	Ordinary Shares €1.00	Sale and support of software	46
96	NetIQ Ireland Limited	Ireland	Ordinary Shares €1.00	Holding Company	47
97	Novell Cayman Software International Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	47
98	Novell Cayman Software Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	47
99	Novell Ireland Real Estate Unlimited Company	Ireland	Ordinary Shares €1.25 A Ordinary Shares €1.25	Holding Company	47
100	Novell Software International Limited	Ireland	Ordinary Shares US$1.00	Holding Company	47
101	Micro Focus Interactive Israel Ltd (formerly Entco Interactive (Israel) Limited)	Israel	Ordinary Shares of NIS1.00	Sale and support of software	49
102	Micro Focus Israel Limited	Israel	Ordinary Shares NIS1.00	Development and support of software	50
103	Micro Focus Software Israel Ltd (formerly Entcorp Software Israel Limited)	Israel	Ordinary Shares NIS1.00	Sale and support of software	49
104	N.Y. NetManage (Yerushalayim) Ltd	Israel	Ordinary Shares NIS1.00	Dormant	51
105	Novell Israel Software International Limited	Israel	Ordinary Shares NIS1.00	In liquidation	106
106	Enterprise Corp Italiana S.r.l.	Italy	Registered Capital	Sale and support of software	52
107	Micro Focus Italiana S.r.l. (formerly Entco Italiana Srl	Italy	Registered Capital	Sale and support of software	53
108	Micro Focus Srl	Italy	Registered Capital	Sale and support of software	53
109	Serena Software Europe Limited - Italy Branch	Italy	Branch	Sale and support of software	53
110	Verity Italia S.r.l.	Italy	Registered Capital	Sale and support of software	54
111	Entcorp Japan K.K.	Japan	Ordinary Shares	Sale and support of software	55
112	Micro Focus Enterprise Ltd	Japan	Ordinary Shares	Sale and support of software	56
113	Micro Focus LLC (formerly Micro Focus KK)	Japan	Interest in capital	Sale and support of software	56

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
114	Novell Japan, Ltd	Japan	Common Stock	Sale and support of software	56
115	Serena Software Japan LLC (formerly Serena Software Japan KK)	Japan	Interest in Capital	Sale and support of software	56
116	Micro Focus Korea Limited	South Korea	Units KRW5000	Sale and support of software	57
117	Serena Software Europe Limited - Korea Branch	South Korea	Branch	Sale and support of software	58
118	Micro Focus Finance S.à r.l.	Luxembourg	Ordinary Shares US$1.00	In liquidation	59
119	Micro Focus Luxembourg S.à r.l. (formerly Entco Luxembourg Sarl)	Luxembourg	Ordinary Shares	Sale and support of software	59
120	Minerva Finance S.à r.l.	Luxembourg	Ordinary Shares US$1.00	In liquidation	59
121	Verity Luxembourg S.à r.l.	Luxembourg	Ordinary Shares €25.00	Sale and support of software	60
122	Micro Focus Malaysia Sdn. Bhd. (formerly Entco Software Malaysia Sdn. Bhd.)	Malaysia	Ordinary Shares RM1,000.00	Sale and support of software	61
123	Novell Corporation (Malaysia) Sdn. Bhd.	Malaysia	Ordinary Shares RM1.00	Sale and support of software	62
124	Micro Focus International Mexico, S. de R.L. de C.V. (formerly Entco México, S. de R.L. de C.V. )	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	63
125	Micro Focus Limited Mexico (Branch)	Mexico	Branch	Sale and support of software	64
126	Micro Focus Software Mexico, S. De R.L. De C.V. (formerly Entco Software México, S. de R.L. de C.V.)	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	63
127	Micro Focus Software Solutions Mexico, S. de R.L. de C.V. (formerly Entcorp Software México, S. de R.L. de C.V.)	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	63
128	Attachmate Group Netherlands B.V.	Netherlands	Ordinary Shares €100.00	Sale and support of software	65
129	Authasas Advanced Authentication B.V.	Netherlands	Ordinary Shares €1.00	Dormant	65
130	Authasas B.V	Netherlands	Ordinary Shares A €1.00 Ordinary Shares B €1.00	Sale and support of software	65
131	Autonomy HoldCo B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
132	Autonomy Netherlands BV	Netherlands	Common Shares €100.00	Sale and support of software	65
133	Borland BV	Netherlands	Ordinary Shares €5.00	Sale and support of software	65
134	Entco Eastern Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
135	Entco Gatriam Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
136	Entco HoldCo I B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
137	Entco HoldCo II B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
138	Entco HoldCo III B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
139	Entco HoldCo IV B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
140	Entco Holding Berlin B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
141	Entco Holding Hague II B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
142	Entco Sinope Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
143	Entcorp Nederland B.V.	Netherlands	Ordinary Shares €100.00	Sale and support of software	65
144	Micro Focus B.V.	Netherlands	Common Shares €100.00	Sale and support of software	65
145	Micro Focus Caribe Holding B.V. (formerly Entco Caribe B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
146	Micro Focus Eastern Holding II B.V. (formerly Entco Eastern Holding II B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
147	Micro Focus Enterprise B.V. (formerly Entco Enterprise B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
148	Micro Focus HoldCo B.V. (formerly Entco HoldCo B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
149	Micro Focus Holding Finance B.V. (formerly Entco Holding Finance B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
150	Micro Focus Holding Hague B.V. (formerly Entco Holding Hague B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
151	Micro Focus Holding PR B.V. (formerly Entco Puerto Rico B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
152	Micro Focus International Trade B.V. (formerly Entco International Trade B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
153	Micro Focus Nederland B.V. (formerly Entco Nederland B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
154	Verity Benelux B.V.	Netherlands	Common Shares of €500.00	Sale and support of software	65
155	Micro Focus Software (New Zealand) Unlimited	New Zealand	Ordinary Shares	Sale and support of software	66
156	Micro Focus AS	Norway	Ordinary Shares NOK1,602.00	Sale and support of software	67

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
157	Entcorp Philippines, Inc.	Philippines	Common Stock PHP1.00	Sale and support of software	68
158	Micro Focus Polska sp. z o.o. (formerly Entco Polska sp. z.o.o.)	Poland	Ordinary Shares PLN500.00	Sale and support of software	69
159	Micro Focus S.L. - Sucursal Em Portugal (Branch)	Portugal	Branch	Sale and support of software	70
160	Novell Portugal - Informática Lda	Portugal	Ordinary Shares €14,864.18 Ordinary Shares €99.76	Sale and support of software	71
161	Micro Focus Caribe Holding B.V. LLC Branch (formerly Entco Caribe B.V. LLC )	Puerto Rico	Branch	Sale and support of software	72
162	Micro Focus Holding PR B.V. LLC Branch (formerly Entco Puerto Rico B.V. LLC )	Puerto Rico	Branch	Sale and support of software	73
163	Micro Focus Software Romania SRL (formerly Entco Software Romania SRL)	Romania	Ordinary Shares RON10.00	Sale and support of software	74
164	Limited Liability Company Micro Focus (formerly Limited Liability Company Entco)	Russian Federation	Interest in Capital	Sale and support of software	75
165	Micro Focus LLC	Saudi Arabia	Ordinary Shares SAR50	Sale and support of software	76
166	Autonomy Systems Singapore Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	77
167	Borland (Singapore) Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	78
168	Entco Software Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	77
169	Mercury Interactive (Singapore) Pte Ltd	Singapore	Ordinary Shares	In liquidation	107
170	Micro Focus Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	78
171	Micro Focus Software Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	77
172	Autonomy Systems Software South Africa Pty Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	79
173	Micro Focus Software South Africa (Pty) Ltd (formerly Attachmate Group South Africa (Pty) Limited	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	80
174	Micro Focus South Africa (Pty) Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	80
175	Micro Focus Field Delivery Spain, S.L.U. (formerly Entco Field Delivery Spain, S.L.U.)	Spain	Ordinary Shares €1.00	Sale and support of software	81
176	Micro Focus S.L.U.	Spain	Registered Shares €9.00	Sale and support of software	82
177	Micro Focus Software Spain S.L.U. (formerly Entco Software Spain S.L.U.)	Spain	Ordinary Shares €1.00	Sale and support of software	81

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
178	Serena Software SA	Spain	Ordinary Shares €546.92	Sale and support of software	83
179	Micro Focus AS, Norge, filial i Sverige (Branch)	Sweden	Branch	Sale and support of software	84
180	Micro Focus Sverige AB (formerly Entco Sverige AB)	Sweden	Quota SEK1.00	Sale and support of software	84
181	Micro Focus Enterprise B.V., Amstelveen, Versoix Branch	Switzerland	Branch	Sale and support of software	85
182	Micro Focus GmbH	Switzerland	Quotas CHF100.00	Sale and support of software	86
183	Micro Focus International Suisse Sàrl (formerly Entco International Sàrl )	Switzerland	Ordinary Shares CHF1,000.00	Sale and support of software	85
184	Micro Focus Schweiz GmbH (formerly Entco Schweiz GmbH )	Switzerland	Ordinary Shares CHF100.00	Sale and support of software	86
185	Serena Software GmbH- Swiss Branch	Switzerland	Branch	Sale and support of software	87
186	Trilead GmbH	Switzerland	Ordinary Shares CHF100.00	Sale and support of software	88
187	Interwoven, Inc., Taiwan Branch	Taiwan	Branch	Sale and support of software	89
188	Novell (Taiwan) Co., Ltd.	Taiwan	Ordinary Shares NT$10.00	Sale and support of software	90
189	Micro Focus Enterprise Tunisia SARL	Tunisia	Ordinary Shares TND10.00	Sale and support of software	91
190	Micro Focus Teknoloji Çözümleri Limited Şirketi (formerly Entco Turkey Teknoloji Çözümleri Limited Şirketi)	Turkey	Ordinary Shares TRY25.00	Sale and support of software	92
191	Serena Software Ukraine LLC	Ukraine	Interest in Capital	Sale and support of software	93
192	Entco International SARL-Abu Dhabi - Branch	United Arab Emirates	Branch	Sale and support of software	94
193	Entco International SARL-Jebel Ali Free Zone - Branch	United Arab Emirates	Branch	Sale and support of software	95
194	Entco Software Services Middle East FZ-LLC	United Arab Emirates	Ordinary Shares AED1,000.00	Sale and support of software	96
195	Attachmate Sales UK Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
196	Autonomy Digital Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	108
197	Autonomy Systems Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
198	Borland (Holding) UK Ltd	United Kingdom	Ordinary Shares £1.00	Dormant	97

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
199	Borland (UK) Limited	United Kingdom	Ordinary Shares £1.00	Dormant	97
200	Entcorp Marigalante UK Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
201	Interwoven UK Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	108
202	Longsand Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
203	Merant Holdings	United Kingdom	Ordinary Shares £1.00	Holding Company	97
204	Meridio Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	109
205	Micro Focus (IP) Holdings Limited	United Kingdom	Ordinary Shares US$1.00	Dormant	97
206	Micro Focus (IP) Ltd	United Kingdom	Ordinary Shares £1.00	Holding Company	97
207	Micro Focus (US) Holdings	United Kingdom	Ordinary Shares US$1.00	Holding Company	97
208	Micro Focus APM Solutions Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	97
209	Micro Focus CHC Limited	United Kingdom	Ordinary Shares US$0.01 Redeemable Preference Shares US$1.00 C Preference Shares US$1.00	Holding Company	97
210	Micro Focus Foreign HoldCo Ltd (formerly Entco Foreign HoldCo Ltd)	United Kingdom	Ordinary Shares £1.00	Holding Company	98
211	Micro Focus Global Limited (formerly Novell U.K. Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
212	Micro Focus Group Limited	United Kingdom	Ordinary Shares £1.00	Holding Company	97
213	Micro Focus Holdings Unlimited	United Kingdom	Ordinary Shares £0.01	Holding Company	97
214	Micro Focus Integration Holdings Limited	United Kingdom	Ordinary Shares US$1.00	Holding Company	97
215	Micro Focus Integration Limited	United Kingdom	Ordinary Shares US$1.00	Sale and support of software	97
216	Micro Focus IP Development Limited	United Kingdom	Ordinary Shares US$1.00	Development and support of software	97

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
217	Micro Focus Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
218	Micro Focus MHC Limited	United Kingdom	A Ordinary Shares £0.00001 B Ordinary Shares £0.00001	Holding Company	97
219	Micro Focus Midco Holdings Limited	United Kingdom	Ordinary Shares US$0.01	Holding Company	97
220	Micro Focus Midco Limited	United Kingdom	Ordinary Shares US$0.0001	Holding Company	97
221	Micro Focus Situla Holding Ltd (formerly Entco Situla Holding Ltd)	United Kingdom	Ordinary Shares £1.00	Holding Company	98
222	Micro Focus Software (IP) Holdings Limited	United Kingdom	Ordinary Shares US$0.01 Preferred Shares US$1.00	Holding Company	97
223	Micro Focus Software Holdings Ltd (formerly Novell UK Software Limited)	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
224	Micro Focus Software UK Ltd (formerly Entcorp UK Ltd )	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
225	Micro Focus UK Limited	United Kingdom	Ordinary Shares £1.00	Dormant	97
226	NetIQ Limited	United Kingdom	Ordinary Shares £1.00	Dormant	97
227	Ryan McFarland Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	97
228	Serena Holdings	United Kingdom	Ordinary Shares US$1.00	Holding Company	97
229	Serena Software Europe Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
230	XDB (UK) Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	97
231	ZANTAZ UK Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	108
232	Attachmate Corporation	United States	Common Stock US$0.01	Development and support of software	99
233	Borland Corporation	United States	Common Stock US$0.01	Holding Company	100
234	Borland Software Corporation	United States	Common Stock US$0.01	Development and support of software	100
235	Borland Technology Corporation	United States	Common Stock US$0.01	Dormant	100

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
236	Entco Delaware LLC	United States	Interest in Capital	Sale and support of software	100
237	Entco Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
238	Entco Technologies, Inc.	United States	Common Stock US$0.001	Sale and support of software	100
239	Entco, LLC	United States	Interest in Capital	Sale and support of software	100
240	GWAVA Technologies Inc	United States	Common Stock of US$1.00	Sale and support of software	100
241	Interset Software - US, Inc.	United States	Common Stock US$0.0001	Sale and support of software	100
242	MA FinanceCo., LLC	United States	Units	Holding Company	100
243	Marcel Holdings LLC	United States	Limited Liability Company Interest US$1.00	Sale and support of software	101
244	Micro Focus (US) Group, Inc	United States	Common Stock US$0.01	Holding Company	100
245	Micro Focus (US) International Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
246	Micro Focus (US), Inc.	United States	Common Stock US$0.01	Development and support of software	100
247	Micro Focus Brazil Holdings LLC (formerly Entco Brazil Holdings LLC)	United States	Interest in Capital	Holding Company	100
248	Micro Focus Government Solutions LLC (formerly Entco Government Solutions LLC)	United States	Interest in Capital	Sale and support of software	100
249	Micro Focus LLC (formerly EntIT Software LLC)	United States	Limited Liability Company Interests	Sale and support of software	100
250	Micro Focus Software Inc.	United States	Voting Common Stock US$0.01 Non-voting Common Stock US$0.01	Development and support of software	100
251	MicroLink LLC	United States	Limited Liability Company Interests	Sale and support of software	102
252	NetIQ Corporation	United States	Common Stock US$0.001	Development and support of software	100
253	Novell Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
254	Novell International Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
255	Seattle SpinCo, Inc.	United States	Class A Common Stock US$0.01 Class B Common Stock US$0.01	Holding Company	100
256	Serena Software, Inc.	United States	Common Stock US$0.01	Holding Company	100
257	Spartacus Acquisition Holdings Corp	United States	Common Stock US$0.001	Holding Company	100
258	Stratify, Inc.	United States	Common Stock US$0.001	Sale and support of software	100
259	The Attachmate Group, Inc.	United States	Common Stock US$0.001	Holding Company	100
260	Vertica Systems, LLC	United States	Limited Liability Company Interests	Sale and support of software	100

1 The Group has a 100% equity ownership interest in each of the subsidiary undertakings, with the exception of Novell Japan Ltd, in which it has an 84.24% equity interest (note 32).

2. The ultimate parent company is Micro Focus International plc (the “Company”). The Company has a direct interest in Micro Focus Midco Holdings Limited and an indirect interest in all of the other related undertakings. The Company has an effective interest of 100% in all of the related undertakings listed in the table, save as disclosed above.

The financial results of all of the related undertakings listed above are included in the Group’s consolidated financial statements.
None of the related undertakings holds any shares in the Company.

For each of the subsidiaries listed above, the Registered office or, in the case of undertakings other than subsidiaries, the principal place of business is as follows:

Registered office addresses:

Number	Address
1	Level 8, 76 Berry Street, North Sydney, NSW 2060, Australia
2	Donau Centre, Hauptstrasse 4-10, Linz, 4040, Austria
3	Officenter, Luchthavenlaan 27, 1800 Vilvoorde, Belgium
4	EU Parliament, 4th Floor, 37 De Meeussquare, Brussels, 1000, Belgium
5	Rua Joaquim Floriano, 466-12 Ander, Sao Paulo, CEP 04534-002, Brazil
6	Avenida das nações Unidas, nº 12.901, conjunto 2302, sala 72, Itaim Bibi, São Paulo, CEP 04578-000, Brazil
7	Rua Dom Jose de Barros, 177, 3rd Floor, Suite 302, Vila Buarque, Sao Paulo 01038-100, Brazil
8	Estera Corporate Services (BVI) Limited, Jayla Place Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
9	76A James Bourchier Blvd, Lozenetz, Sofia, 1407, Bulgaria
10	1715 Sofia, Mladost district, Business Park Sofia, Building 9, Sophia, Bulgaria
11	200-204 Lambert Street, Whitehorse, Y1A 3T2, Canada
12	250 Howe Street, Suite 1400-C, Vancouver, BC V6C 3S7, Canada
13	Barker House , Suite 600, Fredericton E3B 6Z6, Canada

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

Registered office addresses continued

Number	Address
14	411 Legget Drive, Suite 503, Ottawa ON K2K 3C9, Canada
15	Suite 1700, Park Place, 666 Burrard Street, Vancouver BC V6C 2X8, Canada
16	4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, Canada
17	1300-1960 Upper Water Street, Halifax, Nova Scotia B3J 3R7, Canada
18	Estera Trust (Cayman) Limited, PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman, KY1-1108, Cayman Islands
19	Unit 601, Block A, Yuanyang International Center, Building 56, Dong Si Huan Zhong Dong Road, Beijing, Chaoyang District, China
20	Floor 2, Building 1, No. 799 Naxian Road, Pilot Free Trade Zone, Shanghai, China
21	8 Guangshun Avenue South, B01, 3F, Building 1, Chaoyang District, ,China,
22	No. 209, Chuangxin Plaza, No. 5 Keyuanyi Road, Jiulongpo District, Chongqing, China
23
14/F, Office 1436, Times Financial Center, 4001 Shennan Avenue, Futian District, Shenzhen, Guangdong, 518046, China or Unit H 1483 - 04, 14th Floor, Times Financial Center, 4001 Shennan Avenue, Fu’An Community, Futian Street, Shenzhen, Futian District, China

24	Room 810, Level 8, International Finance Center, Tower 2, 8 Century Avenue, Pudong, Shangahi 200120, P.R. China
25	Madrid 17-02F Suite, 17/F Ping An International Financial Center, Tower B, No. 3 Xin Yuan South Road, Chao Yang District, Beijing China 100027
26	San José, Cantón Montes de Oca, Distrito San Pedro, cincuenta metros al sur del Restaurante Le Chandelier, Edificio Blanco, Costa Rica
27	Za Brumlovkou 1559/5, Michle, Prague, 140 00, Czech Republic
28	Krizikova 148/34, Karlin, 186 00 Praha 8 Czech Republic
29	Borupvang 3, 2750, Ballerup, Denmark
30	Accountor Turku Oy, Yliopistonkatu 34,5 krs, Turku FI-20100
31	Tour, Atlantique, La Defense 9, 1 Place de la Pyramide, La Defense, Cedex, Paris, 92911, France
32	1 Avenue du Canada, Les Ulis, 91947, France
33	Fraunhoferstrasse 7, Ismaning, 85737, Germany
34	Von-Braun-Strabe 38a, 48683 Ahaus, Germany
35	Herrenberger Str. 140, 71034 Boeblingen, Germany
36	Maxfeldstr. 5, 90409 Nürnberg, Germany
37	Nöerdlicher Zubringer 9-11, 40470 Düsseldorf
38	21st floor, Henley Building, 5 Queen’s Road Central, Hong Kong
39	19th Floor, Cityplaza One, 1111 King’s Road, Taikoo Shing, Hong Kong
40	4th Floor, Laurel Building ‘A” Block, Bagmane Tech Park, Survey no.65/2, C.V.Raman Nagar, Byrasandra Village, KR Pura Hobli, Bangalore South Taluk, Bengaluru-560093, India
41	Laurel, Block D, 65/2, Bagmane Tech Park, C.V. Raman Nagar, Byrasasdraa Post, Bangalore 560093, India
42	4th Floor, Bagmane Tech Park, Olympia Building Survey Nos. 66/1, 66/66-1 & 66/1-3, CV Raman Nagar, Bangalore, 560093, India
43	602 MMTC House C-22 Bandra Kurla Complex Bandra East, Mumbai, MH 400051, India
44	66/1, 6th Floor, Olympia Building, Bagmane Tech Park, Byrasandra, C V Raman Nagar, Bangalore, Karnataka, 560093, India
45	Leela Galleria, 1st Floor, Andheri Kurla Road, Andheri (East), Mumbai - 400059, Maharashtra, India
46	Block A, Ballybrit Business Park, Ballybane Road, Galway, Eircode, NE2 2003, Ireland
47	One Spencer Dock, North Wall Quay, Dublin 1, Ireland
48	Corrig Court, Corrig Road, Sandyford Industrial Estate, Sandyford, Dublin 18, Ireland
49	5 Altalef St., Yahud, Israel
50	Matam Advanced Tech Center, Building 5/1, Haifa, 31 905, Israel
51	Scientific Industries Center, Haifa, 33263, Israel
52	Via Filippo Turati 8, 20121, Milan, Italy
53	Viale Sarca 235, 20126, Milan, Italy

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

Registered office addresses continued

Number	Address
54	Via Santa - Maria alla Porta n.9, 20123, Milan, Italy
55	No. 8 Center Plaza Bldg, 5F, 1-10-16 Horidomecho Nihonbashi, Chuo-ku, Tokyo 103-0012, Japan
56	Midtown Tower 19F, 9-7-1 Akasaka, Minato-ku, Tokyo, 107-6219, Japan
57	Yeoidodong, SK Building, 15F, 31 Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea
58	Gangnam Finance Centre, Level 41, 152 Teheren-ro, Gangnam-gu, Seoul - 06236 Korea
59	20, rue des Peupliers, L-2328 Luxembourg, Luxembourg
60	15, Boulevard F.W. Raiffeisen, L - 2411, Luxembourg
61	Level 11, 1 Sentral, Jalan Rakyat, Kuala Lumpur Sentral, 50470 59200 Kuala Lumpur, Malaysia
62	Unit 501 Lvl 5 Uptwn 1, 1 Jalan SS2, Selangor Darul Ehsan, Malaysia
63	Av. Periférico Sur 6751, Col. Toluquilla, Municipio Tlaquepaque, Jalisco, CP 45610, Mexico
64	Insurgentes Sur 1898, Pisos 12 y 14, Col. La Florida, Mexico City 1020, Mexico
65	Van Deventerlaan 31-51, 3528 AG Utrecht, The Netherlands
66	Level 8, 188 Quay Street, Auckland, 1010, New Zealand
67	7th Floor, Dronning Eufemias gate 16, 0191 Oslo, Norway
68	2/F Three World Square, Upper Mckinley Road, Taguig City, Philippines
69	Centrum Biurowe Globis, Powstańców Śląskich 7A, 53-332, Wrocław, Poland
70	Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca, Torre G, 1.º, 1600-209 Lisbon, Portugal
71	Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca, Torre G, 1600-203 Lisbon, Portugal
72	110 Highway North Km. 28, Bldg. #1, Aguadilla, 00603, Puerto Rico
73	350 Chardon Avenue, Chardon Tower, Suite 801, San Juan, 00918, Puerto Rico
74	2nd District, 3 George Constantinescu Street, BOC Office Building, Bucharest, Romania
75	Leningradskoye shosse 16 A, building 3, floor 10, premise XV, room 16, 125171, Moscow, Russian Federation
76	Maazar Street, Futuro Tower, 3rd Floor, P.O. Box 69171, Riyadh 11547, Saudi Arabia
77	#12-04/06, 1 Harbourfront Place, Harbourfront Tower 1, 098633, Singapore
78	80 Robinson Road #02 - 00, 068898, Singapore
79	PO Box 2238, Florida Hills, 1716, South Africa
80	Morning View Office Park 255 Rivonia Road, Morningside, South Africa
81	Calle José Echegaray 8, Las Rozas de Madrid, 28232 Madrid, Spain
82	Paseo de la Castellana 42, Madrid, 28046, Spain
83	Ronda General Mitre 28-30, Barcelona 08017, Spain
84	Kronborgsgränd 1, 164 46 Kista, Stockholm, Sweden
85	Chemin Jean-Baptiste Vandelle 3A, 1290 Versoix, Switzerland
86	Ueberlandstrasse 1, 8600 Dübendorf, Switzerland
87	Kirchgasse 24, 8001 Zurich, Switzerland
88	Rembach 7, 8852, Altendorf, Switzerland
89	10F.-1 No.66, Jing Mao 2nd Road, Nangang Distric, Taipei City, 115, Taiwan
90	Room B 26/F #216 Tun-Hwa S Road Sec, Taipei ROC 106, Taiwan
91	ZI Chotrana, Technopole El Ghazala, Lot No 45, Ariana, 2088, Tunisia
92	AND Plaza Kozyatağa İçerenköy Mahallesi Umut Sk. 10/12, Kat: 16 34752 Ataşehir/İstanbul, Turkey
93	13 Pimonenko str., building 1, Office 1B/22, Kiev 04050, Ukraine
94	Al Hilal Building, Al Falah Road, Office 318, Abu Dhabi, United Arab Emirates
95	JAFZA One building, Unit No. AB 1005, Jebel Ali Free Zone, Dubai, United Arab Emirates
96	1204 - 1205, Floor 12 Al Shatha Tower, Dubai, United Arab Emirates
97	The Lawn, 22‑30 Old Bath Road, Newbury, Berkshire, United Kingdom, RG14 1QN, England
98	Cain Road, Amen Corner, Bracknell, Berkshire, RG12 1HN, United Kingdom
99	505 Union Ave SE STE120, Olympia, WA 98501, USA
100	The Corporation Trust Company, Corporation Trust Center, 1209 Orange St, Wilmington, New Castle, DE 19801, USA
101	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE19808, USA
102	4701 Cox Road, Suite 285, Henrico County, Glen Allen VA 23060, United States

Consolidated financial statements and notes
Notes to the consolidated financial statements

13 Related undertakings continued

Registered office addresses continued

Number	Address
103	54 Digeni Akrita, Akritas 2nd Floor, Office 201-202, PC 1061, Nicosia, Cyprus
104	Room 1213A Tower B, Full Link Plaza, No 18 Chaoyangmen Wai Avenue, Chaoyang District, Beijing, China
105	19 Helmy El Masry Street, Almaza, Cairo, Egypt
106	17 Hatidhar St., Raannana, 43665, Israel
107	450 Alexandra Road, Singapore 119960, Singapore
108	Autonomy House, Cambridge Business Park, Cambridge, Cambridgeshire, CB4 0WZ
109	The Innovation Centre, Northern Ireland Science Park, Queen’s Road, Queens Island, Belfast, BT3 9DT

14 Other non-current assets

	October 31, 2019	October 31, 2018
	$m	$m
Employee benefit deposit	33.4	31.1
Long-term rent deposits	4.9	4.1
Long-term prepaid expenses	4.5	2.9
Other	1.2	0.7
	44.0	38.8

Employee benefit deposits are held in Germany ($16.4m), Israel ($11.9m), Italy ($2.4m) and the Netherlands ($2.7m) (October 31, 2018: Germany $15.4m, Israel $10.2m, Italy $2.7m and the Netherlands $2.8m). Employers in Germany, Italy and Israel are required by law to maintain funds to satisfy certain employee benefit liabilities, including free time off and compensation for involuntary termination of employment. These investment-based deposits are managed by third parties and the carrying values are marked-to-market based on third-party investment reports. In addition, a cash deposit was held in the Netherlands on behalf of certain employees to cover legacy employment subsistence benefits.

15 Inventories

	October 31, 2019	October 31, 2018
	$m	$m
Work in progress	-	-
Finished goods	0.1	0.2
	0.1	0.2

The Group utilized $0.1m (18 months to October 31, 2018: $0.3m) of inventories included in cost of sales during the 12 months to October 31, 2019.

Consolidated financial statements and notes
Notes to the consolidated financial statements

16 Trade and other receivables

	October 31, 2019	October 31, 2018
	$m	$m
Trade receivables	877.9	1,089.6
Loss allowance	(42.4)	(41.9)
Trade receivables net	835.5	1,047.7
Prepayments	53.9	60.0
Other receivables	87.2	79.0
Contract assets	56.3	85.3
	1,032.9	1,272.0

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. The Group considers the credit quality of trade and other receivables on a customer-by-customer basis. The Group considers that the carrying value of the trade and other receivables that is disclosed below gives a fair presentation of the credit quality of the assets. This is considered to be the case as there is a low risk of default due to the high number of recurring customers and credit control policies. In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual receivable. Due to this, management believes there is no further credit risk provision required in excess of the normal provision determined by the expected credit loss methodology applied.

At October 31, 2019 and October 31, 2018, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument. The trade receivables of $877.9m at October 31, 2019 (October 31, 2018: $1,089.6m) are net of the $nil (October 31, 2018: $21.5m) loss allowance in the opening balance sheet for the HPE Software business (note 38) as amounts provided in the prior period have been utilized in the current period.

As at October 31, 2019, a loss allowance of $42.4m (October 31, 2018: $41.9m) was recognized for trade receivables.

The ageing of these receivables is as follows:

	Current $m	Up to three months $m	Three to four months $m	Over four months $m	Total $m
October 31, 2019
Gross trade receivables	696.0	110.1	8.9	62.9	877.9
Loss allowance	(8.9)	(3.8)	(1.5)	(28.2)	(42.4)
Net trade receivables	687.1	106.3	7.4	34.7	835.5

October 31, 2018
Gross trade receivables	798.5	153.4	13.6	124.1	1,089.6
Loss allowance	-	-	(3.6)	(38.3)	(41.9)
Net trade receivables	798.5	153.4	10.0	85.8	1,047.7

Movements in the Group provision for impairment of trade receivables were as follows:

	October 31, 2019	October 31, 2018
	$m	$m
At November 1 / May 1 (calculated under IAS 39)	41.9	2.6
Accounting policy change (IFRS 9 - recognized against retained earnings on November 1, 2018)	20.0	-
Revised November 1 / May 1	61.9	2.6
Loss allowance provided in the period	16.0	40.0
Receivables written off as uncollectable	(35.5)	(0.7)
At October 31	42.4	41.9

Consolidated financial statements and notes
Notes to the consolidated financial statements

16 Trade and other receivables continued

The creation and release of the loss allowance for receivables have been included in selling and distribution costs in the Consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security.

The loss allowance for trade receivables is measured at an amount equal to the life-time expected credit losses as allowed for by IFRS 9. Prior to the adoption of IFRS 9 on November 1, 2018, trade receivables were stated net of allowances for estimated irrecoverable amounts due to the identification of a loss event (the incurred loss method).

Contract assets relate to amounts not yet due from customers and contain no amounts past due.

17 Contract-related costs

	October 31, 2019	October 31, 2018
	$m	$m
Current	19.3	-
Non-current	31.5	-
	50.8	-

The Group capitalize the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortized over the customer life or pattern of revenue for the related contract.

Normally sales commissions paid for customer contract renewals are not commensurate with the commissions paid for new contracts.  It follows that the commissions paid for new contracts also relate to expected future renewals of these contracts. Accordingly, we amortize sales commissions paid for new customer contracts on a straight-line basis over the expected customer life, based on expected renewal frequency.  The current average customer life is five years. If the expected amortization period is one year or less the Group expenses the costs when incurred.

As at November 1, 2018, the date of transition to IFRS 15, the capitalized commissions paid for uncompleted contracts were $64.7m ($35.4m was disposed of as part of the discontinued operation), of which $14.1m were current and $50.6m non-current.

The amortization expenses in the period for the costs of obtaining customer contracts were $10.2m.

Amortization of the capitalized costs of obtaining customer contracts is classified as sales and marketing expense. Capitalized costs from customer contracts are classified as non-financial assets in our statement of financial position.

	October 31, 2019	October 31, 2018
	$m	$m
Asset recognized from costs incurred to acquire a contract	31.4	-
Amortization and impairment loss recognized as cost of providing services during the period	(10.2)	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

18 Cash and cash equivalents

		October 31, 2019	October 31, 2018
	Note	$m	$m
Cash at bank and in hand		292.2	387.1
Short-term bank deposits		63.5	236.7
		355.7	623.8
Reclassification to current assets classified as held for sale	37	-	(2.9)
Cash and cash equivalents		355.7	620.9

At October 31, 2019 and October 31, 2018, the carrying amount approximates to the fair value. The Group’s credit risk on cash and cash equivalents is limited as the counterparties are well established banks with high credit ratings. The credit quality of cash and cash equivalents is as follows:

	October 31, 2019	October 31, 2018
	$m	$m
S&P/Moody’s/Fitch rating:
AAA	69.8	231.5
AA-	87.6	81.0
A+	144.4	260.4
A	23.4	20.1
A-	14.4	3.8
BBB+	1.7	4.5
BBB	4.5	1.0
BBB-	0.8	0.6
BB+	0.8	2.0
BB	0.3	-
BB-	6.3	15.2
B+	0.2	-
CCC+	-	0.2
C-	-	0.3
Not rated	1.5	0.3
	355.7	620.9

Where the opinions of the rating agencies differ, the lowest applicable rating has been assigned to the counterparty.

19 Trade and other payables – current

	October 31, 2019	October 31, 2018
	$m	$m
Trade payables	105.0	46.1
Tax and social security	80.7	46.5
Accruals	425.3	584.3
	611.0	676.9

At October 31, 2019 and at October 31, 2018, the carrying amount approximates to the fair value. At October 31, 2019 accruals include vacation and payroll – $88.4m (October 31, 2018: $147.0m), commission and employee bonuses - $74.9m (October 31, 2018: $162.7m), integration and divestiture expenses - $26.4m (October 31, 2018: $44.5m) and consulting and audit fees - $36.9m (October 31, 2018: $30.3m).

Consolidated financial statements and notes
Notes to the consolidated financial statements

20 Borrowings

	October 31, 2019	October 31, 2018
	$m	$m
Bank loan secured	4,775.0	4,996.9
Unamortized prepaid facility arrangement fees and original issue discounts	(104.3)	(151.0)
	4,670.7	4,845.9

	October 31, 2019			October 31, 2018
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$m	$m	$m	$m	$m	$m
Current liabilities	-	-	-	50.3	(46.6)	3.7
Non-current liabilities	4,775.0	(104.3)	4,670.7	4,946.6	(104.4)	4,842.2
	4,775.0	(104.3)	4,670.7	4,996.9	(151.0)	4,845.9

In April 2019, early repayments totaling $200.0m in total were made against the existing term loans, utilizing some of the proceeds from the sale of the SUSE business. As a result of this no further repayments are expected within the next 12 months. The term of the loans remains unchanged.

The following facilities were drawn as at October 31, 2019:
•	The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
•	The $368.2m senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
•	The $2,486.3m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
•
The €452.8m m (equivalent to $505.8m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn as at October 31, 2019:
•
A senior secured revolving credit facility of $500.0m, “Revolving Facility”, with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At October 31, 2019, $nil of the Revolving Facility was drawn together with $4,775.0m of Term Loans giving gross debt of $4,775.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at October 31, 2019, no covenant test is applicable.

Consolidated financial statements and notes
Notes to the consolidated financial statements

20 Borrowings

The movements on the Group loans in the period were as follows:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At May 1, 2017	1,515.2	-	-	-	80.0	1,595.2
Acquisitions	-	-	2,600.0	-	-	2,600.0
Draw downs	-	385.0	-	523.8	135.0	1,043.8
Repayments	(11.4)	(2.9)	(19.5)	(4.1)	(215.0)	(252.9)
Foreign exchange	-	-	-	10.8	-	10.8
At October 31, 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9

At November 1, 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9
Draw downs	-	-	-	-	-	-
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	(9.3)	-	(9.3)
At October 31, 2019	1,414.7	368.2	2,486.3	505.8	-	4,775.0

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. Long-term borrowings with a carrying value of $4,775.0m before unamortized prepaid facility fees, have a fair value estimate of $4,686.0m based on trading prices as at October 31, 2019.

Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis, which therefore, differs from both the carrying value and fair value, is as follows:

As at October 31, 2019:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	61.6	17.0	114.6	14.1	1.9	209.2
In one to two years	61.5	16.9	114.3	14.6	1.9	209.2
In two to three years	1,419.8	18.5	124.1	19.3	1.6	1,583.3
In three to four years	-	20.6	139.4	19.1	-	179.1
In four to five years	-	373.5	2,522.6	503.6	-	3,399.7
In more than five years	-	-	-	-	-	-
At October 31, 2019	1,542.9	446.5	3,015.0	570.7	5.4	5,580.5

Consolidated financial statements and notes
Notes to the consolidated financial statements

20 Borrowings continued

Maturity of borrowings continued

	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	-	4,775.0
Interest payment on debt	209.2	360.6	235.7	-	805.5
At October 31, 2019	209.2	1,792.3	3,579.0	-	5,580.5

As at October 31, 2018:

	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan B	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	84.3	22.4	151.2	20.1	1.9	279.9
In one to two years	83.8	22.2	150.2	20.0	1.9	278.1
In two to three years	82.9	22.0	148.6	19.8	1.9	275.2
In three to four years	1,462.1	21.8	147.4	19.6	1.6	1,652.5
In four to five years	-	21.6	146.1	19.5	-	187.2
In more than five years	-	374.2	2,526.8	512.7	-	3,413.7
At October 31, 2018	1,713.1	484.2	3,270.3	611.7	7.3	6,086.6

	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	50.3	100.7	1,528.8	3,317.1	4,996.9
Interest payment on debt	229.6	452.6	310.9	96.6	1,089.7
At October 31, 2018	279.9	553.3	1,839.7	3,413.7	6,086.6

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organized in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

Consolidated financial statements and notes
Notes to the consolidated financial statements

21 Finance leases

	October 31, 2019	October 31, 2018
	$m	$m
Current	11.8	13.6
Non-current	11.7	14.9
	23.5	28.5

Finance lease liabilities – minimum lease payments:

	October 31, 2019	October 31, 2018
	$m	$m
Within one year	13.1	15.1
Between one and five years	12.5	16.0
	25.6	31.1
Future lease charges	(2.1)	(2.6)
	23.5	28.5

The carrying value of computer equipment held under finance leases and hire purchase contracts as at October 31, 2019 was $20.9m (October 31, 2018: $25.9m) (note 12).

Finance lease liabilities – present value of minimum lease payments:

	October 31, 2019	October 31, 2018
	$m	$m
Within one year	11.8	13.6
Between one and three years	10.8	13.3
Between three and five years	0.9	1.6
	23.5	28.5

The Group’s obligations under finance leases are secured by charges over the related leased assets. The weighted average fixed interest rate on the outstanding finance lease liabilities is 7.5% (October 31, 2018: 8.5%).

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Current tax receivables, current tax liabilities and non-current tax liabilities

Current tax receivables

	October 31, 2019	October 31, 2018
	$m	$m
Corporation tax	40.1	24.5

The current tax receivable at October 31, 2019 is $40.1m (October 31, 2018: $24.5m).

Current tax liabilities

	October 31, 2019	October 31, 2018
	$m	$m
Corporation tax	104.0	124.1

The current tax creditor at October 31, 2019 is $104.0m (October 31, 2018: $124.1m). The current tax creditor includes liabilities in respect of uncertain tax positions, net of overpayments.

Within current tax liabilities is $78.3m (October 31, 2018: $67.7m) in respect of the Group income tax reserve, the majority of which relates to the risk of challenge from the local tax authorities. The Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

Non-current tax liabilities

	October 31, 2019	October 31, 2018
	$m	$m
Corporation tax	119.7	131.0

The non-current tax creditor is $119.7m (October 31, 2018: $131.0m). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

23 Contract liabilities

	October 31, 2019	October 31, 2018
	$m	$m
Current	1,045.9	1,134.7
Non-current	149.9	178.1
	1,195.8	1,312.8

Contract liabilities as at October 31, 2019 were $1,195.8m (October 31, 2018: $1,312.8m). The movement in contract liabilities in the period mainly results from new amounts being deferred, where the billing is advance of satisfaction of the related performance obligation, and amounts being recognized as revenue, where performance obligations have been satisfied. The amount of revenue recognized in the reporting period that was included in the contract liability balance as at November 1, 2018 was $1,134.7m.

Revenue billed but not recognized in the Consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as contract liabilities in the consolidated statement of financial position to be recognized in future periods. Contract liabilities primarily relates to undelivered maintenance and subscription services on billed contracts.

Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. The remaining revenue allocated to future performance obligations was $1,468.9m as at October 31, 2019, of which approximately 80% of the revenue is expected to be recognized over the next 12 months and the remainder thereafter.

This amount mostly comprises obligations to provide maintenance and SaaS subscriptions as the contracts have durations of one or multiple years.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Provisions

	October 31, 2019	October 31, 2018
	$m	$m
Onerous leases and dilapidations	34.2	35.1
Restructuring	36.4	50.7
Legal	5.7	7.0
Other	2.1	-
Total	78.4	92.8

Current	29.3	57.4
Non-current	49.1	35.4
Total	78.4	92.8

		Onerous leases and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At November 1, 2018		35.1	50.7	7.0	-	92.8

Acquisitions – Interset Software Inc.	38	-	-	-	0.7	0.7
Additional provision in the period		19.2	49.4	5.4	2.1	76.1
Released		(7.4)	(19.8)	(6.2)	-	(33.4)
Utilization of provision		(13.9)	(43.5)	(0.5)	(0.7)	(58.6)
Unwinding of discount		1.1	-	-	-	1.1
Effects of movements in exchange rates		0.1	(0.4)	-	-	(0.3)
At October 31, 2019		34.2	36.4	5.7	2.1	78.4

Current		9.5	12.0	5.7	2.1	29.3
Non-current		24.7	24.4	-	-	49.1
Total		34.2	36.4	5.7	2.1	78.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Provisions continued

		Onerous leases and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At May 1, 2017		16.3	12.1	3.2	0.5	32.1

Continuing operations:
Acquisitions – HPE Software business	38	11.3	21.4	36.5	-	69.2
Additional provision in the period		17.7	133.4	1.4	-	152.5
Released		(3.9)	(3.7)	(4.7)	(0.4)	(12.7)
Utilization of provision		(5.6)	(110.0)	(29.3)	(0.1)	(145.0)
Effects of movements in exchange rates		(0.7)	(2.5)	(0.1)	-	(3.3)

Discontinued operation:
Additional provision in the period		2.8	0.2	-	-	3.0
Reclassification of current assets classified as held for sale	37	(2.8)	(0.2)	-	-	(3.0)
At October 31, 2018		35.1	50.7	7.0	-	92.8

Current		11.2	39.2	7.0	-	57.4
Non-current		23.9	11.5	-	-	35.4
Total		35.1	50.7	7.0	-	92.8
Onerous leases and dilapidations provisions
The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within eight years. An additional provision of $19.2m was recorded in the 12 months ended October 31, 2019, mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations and a review of obligations to restore leased property at the end of the lease period.

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

Restructuring provisions
Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilized within 24 months. Restructuring costs are reported within exceptional costs (note 4).

Legal provisions
Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with on-going legal matters. Further information on legal matters can be found in note 35, contingent liabilities.

Other provisions
Other provisions during the 12 months ended October 31, 2019 relate to interest on uncertain tax provisions of $2.1m. Releases of other provisions during the 18 months ended October 31, 2018 relate to future fees no longer considered likely to be incurred.

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments

a)	Defined contribution

The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
Continuing operations	Note	$m	$m	$m
Defined contribution schemes	33	32.7	43.3	10.9

b)	Defined benefit

	October 31, 2019	October 31, 2018
	$m	$m
Within non-current assets:
Long-term pension assets	17.1	16.7
Within non-current liabilities:
Retirement benefit obligations	(141.4)	(110.4)

The acquisition and subsequent integration of the software segment of Hewlett Packard Enterprise Company (“HPE Software”) on September 1, 2017 added 27 defined benefit plans primarily in France, Germany and Switzerland.

As of October 31, 2019 there are a total of 30 defined benefit plans in 10 countries around the world (October 31, 2018: 30). The highest concentration of the pension schemes are in Germany, where the Group sponsor 11 separate schemes that comprise over  85% of the total net retirement benefit obligation recorded on our Consolidated statement of financial position. Our German schemes are primarily final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on members’ length of service, social security ceiling and other factors. Although most of these schemes in Germany are funded at some level, there are no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in funds focusing on equities and debt instruments. Most of our German schemes are closed to new entrants, however, two of the schemes are open to new members.

The remainder of the Group’s defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans and other types of statutory plans that provide a one-time benefit at termination. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Many of the Group’s plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed for new membership. The Group sponsors 10 plans outside of Germany that are open to new members, most of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement, death or disability. As a result of the acquisition of HPE Software, the Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group’s obligations are limited to the liabilities of our employees.

Long-term pension assets
Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the Consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through Other comprehensive income. Movement in the fair value of long-term pension assets is included in Other comprehensive income. All non-plan assets are held in Germany.

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments continued

The movement on the long-term pension asset is as follows:

		October 31, 2019	October 31, 2018
	Note	$m	$m
As at November 1 / May 1		16.7	22.0
Reclassification to assets held for sale		0.1	(1.5)
Interest on non-plan assets	6	0.3	0.6
Benefits paid		(0.1)	(0.2)
Contributions		0.3	0.5

Included within other comprehensive income:
- Change in fair value assessment		0.4	(6.1)
- Actuarial gain on non-plan assets		-	0.3
		0.4	(5.8)

Effects of movements in exchange rates		(0.6)	1.1
As at October 31,		17.1	16.7

Included within other comprehensive income:
Continuing operations		0.3	(5.3)
Discontinued operation		0.1	(0.5)
		0.4	(5.8)

The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of October 31, 2019. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the period ended October 31, 2019 (October 31, 2018: none).

Retirement benefit obligations
The following amounts have been included in the Consolidated statement of comprehensive income for defined benefit pension arrangements:

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	Note	$m	$m	$m
Current service charge		9.0	12.6	0.5
Past service credit		-	(5.5)	-
Charge to operating profit	33	9.0	7.1	0.5

Current service charge – discontinued operations		0.1	0.3	0.1

Interest on pension scheme liabilities		4.2	5.2	0.7
Interest on pension scheme assets		(1.8)	(2.4)	(0.1)
Charge to finance costs	6	2.4	2.8	0.6

Total continuing charge to profit for the period		11.5	10.2	1.2

Past service credits are the result of headcount reductions under the Group’s restructuring and integration activities relating to the acquisition of the HPE Software business (note 38).

The contributions for the year ended October 31, 2020 are expected to be broadly in line with the 12 months to October 31, 2019. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities.

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments continued

The following amounts have been recognized as movements in the Consolidated statement of other comprehensive income:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Actuarial return on assets excluding amounts included in interest income	5.9	0.6	-

Re-measurements – actuarial gains/(losses):
- Demographic	(1.6)	0.3	-
- Financial	(38.8)	(11.1)	2.8
- Experience	8.4	1.9	0.6
	(32.0)	(8.9)	3.4

Reclassification from defined contribution scheme to defined benefit scheme	-	(2.1)	(3.0)

Movement in the period	(26.1)	(10.4)	0.4

Continuing operations	(26.2)	(8.9)	(0.2)
Discontinued operation	0.1	(1.5)	0.6
	(26.1)	(10.4)	0.4

The weighted average key assumptions used for the valuation of the schemes were:

	October 31, 2019			October 31, 2018
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.09%	2.65%	2.50%	2.75%	2.61%
Rate of increase in pension payments	1.75%	1.50%	1.75%	2.00%	1.50%	1.99%
Discount rate	1.09%	1.71%	1.20%	1.83%	2.14%	1.92%
Inflation	1.75%	1.16%	1.69%	2.00%	1.26%	1.89%

During the 12 months ended October 31, 2019, the model used to derive our discount rates was updated to better reflect yields on corporate bonds over the life of our schemes. The key difference in the revised model lies in the extrapolation of yields in the outlying years of the curve and uses AA government bond rates to determine these yields. This change resulted in a decrease in our defined benefit obligation of approximately $14.0m. The old and revised models are both considered standard models devised by our external consolidating actuary.

The mortality assumptions for the German schemes are set based on the ‘Richttafeln 2018 G’ by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	October 31, 2019			October 31, 2018
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting period:
Male	20	20	20	20	20	20
Female	23	23	23	23	23	23

Retiring 15 years after the end of the reporting period:
Male	22	23	22	22	22	22
Female	25	26	25	25	25	25

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments continued

The net liability included in the Consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	October 31, 2019			October 31, 2018
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	213.5	48.0	261.5	173.8	47.4	221.2
Fair values of plan assets	(92.0)	(28.1)	(120.1)	(82.1)	(28.7)	(110.8)
	121.5	19.9	141.4	91.7	18.7	110.4

The defined benefit obligation has moved as follows:

	October 31, 2019
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4
Reclassification to assets held for sale	0.3	-	0.3	0.2	(0.2)	-	0.5	(0.2)	0.3
Current service cost	6.0	-	6.0	3.1	-	3.1	9.1	-	9.1
Past service credit	-	-	-	-	-	-	-	-	-
Benefits paid	(0.4)	0.3	(0.1)	(4.2)	4.1	(0.1)	(4.6)	4.4	(0.2)
Contributions by plan participants	1.5	(1.5)	-	0.3	(0.3)	-	1.8	(1.8)	-
Contribution by employer	-	(0.3)	(0.3)	-	(4.2)	(4.2)	-	(4.5)	(4.5)
Interest cost/(income) (note 6)	3.1	(1.5)	1.6	1.1	(0.3)	0.8	4.2	(1.8)	2.4

Included within Other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	1.6	-	1.6	-	-	-	1.6	-	1.6
- Financial	34.0	-	34.0	4.8	-	4.8	38.8	-	38.8
- Experience	(3.2)	-	(3.2)	(5.2)	-	(5.2)	(8.4)	-	(8.4)

Actuarial return on assets excluding amounts included in interest income	-	(8.0)	(8.0)	-	2.1	2.1	-	(5.9)	(5.9)
	32.4	(8.0)	24.4	(0.4)	2.1	1.7	32.0	(5.9)	26.1
Effects of movements in exchange rates	(3.2)	1.1	(2.1)	0.5	(0.6)	(0.1)	(2.7)	0.5	(2.2)

At October 31, 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments continued

	October 31, 2018
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At May 1, 2017	36.5	(5.7)	30.8	-	-	-	36.5	(5.7)	30.8
HPE Software business acquisition	121.1	(77.0)	44.1	60.4	(33.0)	27.4	181.5	(110.0)	71.5
Reclassification to assets held for sale	(4.8)	0.7	(4.1)	(4.3)	2.9	(1.4)	(9.1)	3.6	(5.5)
Current service cost	7.7	-	7.7	5.2	-	5.2	12.9	-	12.9
Past service credit	(0.8)	-	(0.8)	(4.7)	-	(4.7)	(5.5)	-	(5.5)
Benefits paid	(0.3)	0.1	(0.2)	(9.3)	9.3	-	(9.6)	9.4	(0.2)
Contributions by plan participants	1.5	(1.5)	-	1.0	(0.8)	0.2	2.5	(2.3)	0.2
Contribution by employer	-	(0.1)	(0.1)	-	(3.9)	(3.9)	-	(4.0)	(4.0)
Interest cost/(income) (note 6)	4.0	(2.0)	2.0	1.2	(0.4)	0.8	5.2	(2.4)	2.8

Included within Other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	(0.1)	-	(0.1)	(0.2)	-	(0.2)	(0.3)	-	(0.3)
- Financial	13.8	-	13.8	(2.7)	-	(2.7)	11.1	-	11.1
- Experience	0.5	-	0.5	(2.4)	-	(2.4)	(1.9)	-	(1.9)

Actuarial return on assets excluding amounts included in interest income	-	(0.2)	(0.2)	-	(0.4)	(0.4)	-	(0.6)	(0.6)
Reclassification from defined contribution scheme to defined benefit scheme	-	-	-	5.5	(3.4)	2.1	5.5	(3.4)	2.1
	14.2	(0.2)	14.0	0.2	(3.8)	(3.6)	14.4	(4.0)	10.4
Effects of movements in exchange rates	(5.3)	3.6	(1.7)	(2.3)	1.0	(1.3)	(7.6)	4.6	(3.0)

At October 31, 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments continued

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	October 31, 2019
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	39.8	-	39.8	-	5.5	5.5	39.8	5.5	45.3
- Debt instruments	46.6	-	46.6	3.0	6.0	9.0	49.6	6.0	55.6
- Real estate	-	-	-	-	3.1	3.1	-	3.1	3.1
Cash and cash equivalents	-	-	-	-	1.7	1.7	-	1.7	1.7
Re-insurance contracts with guaranteed interest rates *	-	5.6	5.6	-	-	-	-	5.6	5.6
Other	-	-	-	-	8.8	8.8	-	8.8	8.8
Total	86.4	5.6	92.0	3.0	25.1	28.1	89.4	30.7	120.1

	October 31, 2018
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	42.3	-	42.3	7.6	1.6	9.2	49.9	1.6	51.5
- Debt instruments	34.3	-	34.3	3.1	5.1	8.2	37.4	5.1	42.5
- Real estate	-	-	-	2.0	0.1	2.1	2.0	0.1	2.1
Cash and cash equivalents	-	-	-	-	2.3	2.3	-	2.3	2.3
Re-insurance contracts with guaranteed interest rates *	-	5.5	5.5	-	-	-	-	5.5	5.5
Other	-	-	-	-	6.9	6.9	-	6.9	6.9
Total	76.6	5.5	82.1	12.7	16.0	28.7	89.3	21.5	110.8

* The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Risk Management
Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

– Changes in bond yields – A decrease in corporate bond yields will increase the Group’s IAS 19 plan liabilities, although this will be partially offset by increases in the value of scheme assets.

– Inflation – Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities.

– Life expectancy – The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Pension commitments continued

– Asset returns – Returns on plan assets are subject to volatility and may not move in line with plan liabilities. The Group ensures that the investment positions are managed within an asset liability matching (“ALM”) to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework the Group’s objective is to match assets to the pension obligations by investing in assets that match the benefit payments as they fall due and in the appropriate currency.

Sensitivities

The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 25 years for Germany and 14 years for all other schemes.

	Germany		Rest of World
	Change in assumption	Change in defined benefit obligation	Change in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(11.5%)	0.50%	(6.7%)
Price inflation	0.25%	3.8%	0.25%	0.9%
Salary growth rate	0.50%	1.0%	0.50%	3.6%
Life expectancy	1 year	3.7%	1 year	1.3%

26 Other non-current liabilities

	October 31, 2019	October 31, 2018
	$m	$m
Accruals	50.4	58.0
	50.4	58.0

Accruals includes employee benefit liability $33.3m (October 31, 2018: $31.0m) that relates to employee obligations in certain countries, a deferred gain on real estate $8.1m (October 31, 2018: $14.0m) relating to free-rent incentives or tenant improvement allowances given by landlords and an IT contractual liability $6.6m (October 31, 2018: $11.3m).

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Financial instruments

The tables below set out the values of financial and non-financial assets and liabilities.

		Financial October 31, 2019	Non- financial October 31, 2019	Total October 31, 2019	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018
	Note	$m	$m	$m	$m	$m	$m
Financial and non-financial assets

Non-current
Long-term pension assets	25	17.1	-	17.1	16.7	-	16.7
Derivative financial instruments – Interest rate swaps	31	-	-	-	-	86.4	86.4
Current
Cash and cash equivalents	18	355.7	-	355.7	620.9	-	620.9
Trade and other receivables	16	922.7	110.2	1,032.9	1,212.0	60.0	1,272.0
		1,295.5	110.2	1,405.7	1,849.6	146.4	1,996.0

		Financial October 31, 2019	Non- financial October 31, 2019	Total October 31, 2019	Financial October 31, 2018	Non- financial October 31, 2018	Total October 31, 2018
	Note	$m	$m	$m	$m	$m	$m
Financial and non-financial liabilities – financial liabilities at amortized cost

Non-current
Derivative financial instruments – Interest rate swaps		36.5	-	36.5	-	-	-
Borrowings (gross)	20	4,775.0	-	4,775.0	4,946.6	-	4,946.6
Finance leases	21	11.7	-	11.7	14.9	-	14.9
Provisions	24	49.1	-	49.1	35.4	-	35.4
Current
Borrowings (gross)	20	-	-	-	50.3	-	50.3
Finance leases	21	11.8	-	11.8	13.6	-	13.6
Trade and other payables	19	530.3	80.7	611.0	676.9	-	676.9
Provisions	24	29.3	-	29.3	57.4	-	57.4
		5,443.7	80.7	5,524.4	5,795.1	-	5,795.1

Fair value measurement
For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,775.0m before unamortized prepaid facility fees, have a fair value estimate of $4,686.0m based on trading prices as at October 31, 2019 (note 20).

Derivative financial instruments measured at fair value are classified as level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Financial instruments continued

The Group has four interest rate swaps which are designated in a hedge relationship and also utilized forward exchange contracts to fix Sterling equivalent on the April 2019 Return of Value to shareholders (note 29) and the April 2019 and September 2019 dividend payments. The forward contracts were not designated for formal hedge accounting and matured for delivery within the reporting period.

	October 31, 2019	October 31, 2018
	$m	$m
Derivative financial instruments- non-current asset – interest rate swaps	-	86.4
Derivative financial instruments- non-current liabilities – interest rate swaps	(36.5)	-
	(36.5)	86.4

Derivative financial instruments
Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25bn to hedge against the impact of potential rises in interest rates until September 30, 2022. The swaps are designated against the $2,486.3m (note 20) loan issued by Seattle SpinCo. Inc. and the notional value covers 52.7% of the overall dollar loan principal outstanding for the Group.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to October 31, 2019, net interest received for the swaps amounted to $9.9m. For the life of the swap, net interest received amounted to $6.5m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact of changes in the fair value of interest rate swaps in the year ended October 31, 2019 is shown in the Consolidated statement of comprehensive income. Note 31 shows the derivative financial instruments relating to hedging transactions entered into in the period ended October 31, 2019 (other reserves).

	October 31, 2019	October 31, 2018
	$m	$m
Carrying amount	(36.5)	86.4
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	September 30, 2022	September 30, 2022
Change in fair value of outstanding hedging instruments (note 31)	(122.9)	86.4
Change in value of hedging instruments adjusted for credit risk	(121.9)	84.7

Credit risk
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at October 31, 2019 was:

		October 31, 2019	October 31, 2018
	Note	$m	$m
Trade receivables (gross)	16	877.9	1,089.6
Cash and cash equivalents	18	355.7	620.9
Total		1,233.6	1,710.5

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Financial instruments continued

The Group applies the IFRS 9 expedited approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance for all trade receivables.

A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset by predicting the future cash flows based upon the days past due status of an invoice and other relevant information. The model uses historical collection data along with historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the receivable and the economic environment.

Trade receivables are written off when there is no reasonable expectation of recovery. Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

On that basis, the loss allowance as at October 31, 2019 and November 1, 2018 (on adoption of IFRS 9) was determined as follows for trade receivables (note 16):

	October 31, 2019	October 31, 2018
	$’m	$’m
At November 1 / May 1 – calculated under IAS 39	41.9	2.6
Accounting policy change – IFRS 9 (recognized against retained earnings on November 1, 2018)	20.0	-
	61.9	2.6
Loss allowance provided in the period	16.0	40.0
Receivables written off as uncollectable	(35.5)	(0.7)
At October 31	42.4	41.9

In the prior period, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables, which were known to be uncollectable were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

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

Note 3 shows the impact on the Consolidated statement of comprehensive income of foreign exchange losses in the 12 months ended October 31, 2019 of $11.3m (18 months ended October 31, 2018: $37.4m gain).

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Financial instruments continued

Sensitivity analysis
The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US Dollar and transactions made in other currencies as well as changes in US Dollar LIBOR interest rates. Foreign exchange exposures for all re-measuring balances are tracked and reported to management.

The key drivers are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. As at October 31, 2019, the key aggregate exposures involved the Euro, British Sterling, Japanese Yen, Israeli Shekel and Canadian Dollar. The table below illustrates the equity sensitivity analysis of the Group exposures to movements in currency and interest rates.

	Group exposure	+/- 5%	+/- 10%	+/- 1% interest
Key aggregate currency exposures	$m	$m	$m	$m
Euro	512.6	25.6	51.2
GBP	137.2	6.8	13.7
JPY	69.6	3.5	6.9
ILS	36.7	1.8	3.7
CAN$	26.1	1.3	2.6
Borrowings -Interest rate LIBOR +1% (based on gross debt excluding the effects of hedging)	n/a	n/a	n/a	47.75

Capital risk management
The Group’s objective when managing its capital structures is to minimize the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximize shareholder return over the long-term.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. The facility was not utilized as at October 31, 2019 and therefore no covenant test is applicable.

The capital structure of the Group at the Consolidated statement of financial position date is as follows:

		October 31, 2019	October 31, 2018
	Note	$m	$m
Bank and other borrowings (net of arrangement fees)	20	4,670.7	4,845.9
Finance lease obligations	21	23.5	28.5
Less cash and cash equivalents	18	(355.7)	(620.9)
Total net debt		4,338.5	4,253.5
Total equity		6,276.3	7,792.0
Debt/equity %		69.1%	54.6%

Borrowings are shown here net of unamortized prepaid facility arrangement fees of $104.3m. (October 31, 2018: $151.0m). Gross borrowings are $4,775.0m (October 31, 2018: $4,996.9m).

Change in liabilities arising from financing activities for interest bearing loans (note 20) and finance leases (note 21) were as follows:

	Interest bearing loans	Finance leases	Total
	$m	$m	$m
At November 1, 2018	4,996.9	28.5	5,025.4
Draw down/New leases	-	9.0	9.0
Repayments	(212.6)	(14.9)	(227.5)
Foreign exchange	(9.3)	0.9	(8.4)
At October 31, 2019	4,775.0	23.5	4,798.5

Consolidated financial statements and notes
Notes to the consolidated financial statements

28 Deferred tax

		12 months ended October 31, 2019	18 months ended October 31, 2018
Net Deferred tax liability	Note	$m	$m
At November 1 / May 1		(1,170.5)	(118.5)

Credited/(debited) to consolidated statement of comprehensive income:		188.7	(17.1)
- Continuing operations	7	156.4	(27.6)
- Discontinued operation		32.3	10.5

Credited directly to equity in relation to share options		(7.6)	(23.7)

Credited to other comprehensive income:		27.0	4.3
- Continuing operations		27.0	3.8
- Discontinued operation		-	0.5

Acquisition of subsidiaries:		-	(1,957.4)
Acquisition of subsidiaries – HPE Software business	38	-	(1,953.5)
Acquisition of subsidiaries – COBOL-IT	38	-	(3.9)

Impact of adoption of IFRS 9		4.4	-
Impact of adoption of IFRS15		(17.3)	-
Foreign exchange adjustment		(11.8)	11.6
Reclassification to current assets held for sale	37	-	(1.6)
Effect of change in tax rates – charged to Consolidated statement of comprehensive income		-	931.9
At October 31		(987.1)	(1,170.5)
Deferred tax assets and liabilities below are presented net where there is a legally enforceable right to offset and the intention to settle on a net basis.

Deferred Tax Assets

	Tax losses and interest restrictions	Share- based payments	Deferred revenue	Prepaid royalty	Tax credits	Intangible fixed assets	Other temporary differences	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At May 1, 2017	56.7	43.7	44.5	-	33.8	5.9	23.6	208.2
Acquisition of subsidiaries - HPE Software business	4.5	-	(36.5)	332.0	39.0	-	43.7	382.7
(Charged)/credited to Consolidated statement of comprehensive income – continuing operations	(13.5)	0.1	45.2	(201.4)	(46.1)	(0.8)	14.1	(202.4)
Credited directly to equity	-	(23.7)	-	-	-	-	-	(23.7)
Debited to Other comprehensive income	-	-	-	-	-	-	4.3	4.3
Foreign exchange adjustment	-	(0.3)	-	-	-	-	-	(0.3)
Reclassification to current assets held for sale	-	-	-	-	-	-	(1.6)	(1.6)
Effect of change in tax rates – credited to Consolidated statement of comprehensive income	(21.1)	(2.4)	66.7	(88.7)	3.0	(2.1)	(13.3)	(57.9)
Subtotal	26.6	17.4	119.9	41.9	29.7	3.0	70.8	309.3
Jurisdictional offsetting								(309.3)
At October 31, 2018								-

Consolidated financial statements and notes
Notes to the consolidated financial statements

28 Deferred tax continued

Deferred Tax Assets continued

	Tax losses and interest restrictions	Share- based payments	Deferred revenue	Prepaid royalty	Tax credits	Intangible fixed assets	Other temporary differences	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2018	26.6	17.4	119.9	41.9	29.7	3.0	70.8	309.3
(Charged)/credited to Consolidated statement of comprehensive income – continuing operations	73.9	(5.1)	(12.0)	(41.9)	(22.9)	(3.0)	12.7	1.7
Credited/(charged) to Consolidated statement of comprehensive income – discontinued operation	-	-	0.7	-	-	-	(12.3)	(11.6)
Credited directly to equity	-	(7.6)	-	-	-	-	-	(7.6)
Debited to Other comprehensive income	-	-	-	-	-	-	13.0	13.0
Foreign exchange adjustment	-	0.3	-	-	-	-	-	0.3
Impact of adoption of IFRS 9	-	-	-	-	-	-	4.4	4.4
Subtotal	100.5	5.0	108.6	-	6.8	-	88.6	309.5
Jurisdictional offsetting								(309.5)
At October 31, 2019								-

A deferred tax charge to equity of $7.6m (October 31, 2018: $23.7m) arises during the period in relation to share-based payments. The change is primarily due to the decrease in the Group’s share price during the 12 months ended October 31, 2019.

The deferred tax asset relating to other temporary differences of $88.6m as at October 31, 2019 (October 31, 2018: $70.8m) has increased during the current period primarily due to hedging movements and also includes temporary differences arising on fixed assets, short-term temporary differences and defined benefit pension schemes. The deferred tax asset relating to tax losses and interest restrictions has increased by $73.9m during the 12 months ended October 31, 2019 due to the recognition of the deferred tax asset relating to interest restrictions. Deferred tax assets are recognized in respect of tax losses carried forward to the extent that the realization of the related tax benefit through the utilization of future taxable profits is probable.

The Group did not recognize deferred tax assets in relation to the following gross temporary differences, the expiration of which is determined by the tax law of each jurisdiction:

	Expiration:
	2020	2021	2022	2023	2024	Thereafter	No expiry	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At October 31, 2019
Type of temporary difference:
Losses	56.3	99.2	40.1	33.6	41.8	2,191.6	50.7	2,513.3
Credits	3.5	3.6	2.1	1.3	0.7	1.7	28.9	41.8
Other	-	-	-	-	-	-	23.9	23.9
Total	59.8	102.8	42.2	34.9	42.5	2,193.3	103.5	2,579.0

Consolidated financial statements and notes
Notes to the consolidated financial statements

28 Deferred tax continued

	Expiration:
	2019	2020	2021	2022	2023	Thereafter	No expiry	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At October 31, 2018
Type of temporary difference:
Losses	35.2	66.1	99.2	37.5	33.6	2,117.7	95.6	2,484.9
Credits	2.2	4.4	4.0	2.4	1.3	5.2	196.4	215.9
Other	1.9	-	-	-	-	-	47.7	49.6
Total	39.3	70.5	103.2	39.9	34.9	2,122.9	339.7	2,750.4

Deferred Tax Liabilities

	Intangible fixed assets	Other temporary differences	Total
	$m	$m	$m
At May 1, 2017	(311.7)	(15.0)	(326.7)
Acquisition of subsidiaries – HPE Software business	(2,324.1)	(12.1)	(2,336.2)
Acquisition of subsidiaries – COBOL-IT	(3.9)	-	(3.9)
Charged/(credited) to Consolidated statement of comprehensive income – continuing operations	186.8	(12.0)	174.8
Charged to Consolidated statement of comprehensive income – discontinued operations	10.5	-	10.5
Foreign exchange adjustment	11.9	-	11.9
Effect of change in tax rates – charged to consolidated statement of comprehensive income	982.0	7.8	989.8
Subtotal	(1,448.5)	(31.3)	(1,479.8)
Jurisdictional offsetting			309.3
At October 31, 2018			(1,170.5)

	Intangible fixed assets	Other temporary differences	Total
	$m	$m	$m
At November 1, 2018	(1,448.5)	(31.3)	(1,479.8)
Charged to Consolidated statement of comprehensive income – continuing operations	155.5	(0.8)	154.7
Charged to Consolidated statement of comprehensive income – discontinued operation	34.0	9.9	43.9
Credited to other comprehensive income – continuing operations	14.0	-	14.0
Impact of adoption of IFRS15	-	(17.3)	(17.3)
Foreign exchange adjustment	(12.1)	-	(12.1)
Subtotal	(1,257.1)	(39.5)	(1,296.6)
Jurisdictional offsetting			309.5
At October 31, 2019			(987.1)

No deferred tax liability is recognized in respect of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements because the Group is in a position to control the timing of the reversal of the temporary differences and none are expected to reverse in the foreseeable future.

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Share capital

Ordinary shares at 10 pence each as at October 31, 2019 (October 31, 2018: 10 pence each)

		October 31, 2019		October 31, 2018		April 30, 2017
	Note	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1 /May 1		436,800,513	65.8	229,674,479	39.7	228,706,210	39.6
Shares issued to satisfy option awards		6,109,091	0.1	1,894,673	0.2	968,269	0.1
Shares utilized to satisfy option awards		(4,804,817)	-	-	-	-	-
Share reorganisation		(74,521,459)	(18.7)	(16,935,536)	(2.9)	-	-
Shares issued relating to acquisition of the HPE Software business	38	-	-	222,166,897	28.8	-	-
At October 31		363,583,328	47.2	436,800,513	65.8	229,674,479	39.7

“B” shares at 335.859391 pence each (October 31, 2018: 168 pence each)

	October 31, 2019		October 31, 2018		April 30, 2017
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1 / May 1	-	-	-	-	-	-
Issue of B shares	413,784,754	1,800.0	229,799,802	500.0	-	-
Redemption of B shares	(413,784,754)	(1,800.0)	(229,799,802)	(500.0)	-	-
At October 31	-	-	-	-	-	-

Deferred D Shares at 10 pence each

	October 31, 2019		October 31, 2018		April 30, 2017
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1 / May 1	-	-	-	-	-	-
Issue of Deferred shares	74,521,459	-	-	-	-	-
Redemption of Deferred shares	(74,521,459)	-	-	-	-	-
At October 31	-	-	-	-	-	-

Share issuances during the 12 months to October 31, 2019
In the 12 months to October 31, 2019, 6,109,091 ordinary shares of 10 pence each (18 months to October 31, 2018: 1,894,673 ordinary shares of 10 pence; 12 months to April 2017: 968,269) were issued and 4,804,817 treasury shares were utilized by the Company to settle exercised share options. The gross consideration received in the 12 months to October 31, 2019 was $3.1m (18 months to October 31, 2018: $5.8m; 12 months to April 30, 2017: $2.0m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of the HPE Software business in the 18 months ended October 31, 2018 (note 38).

At October 31, 2019, 30,200,905 treasury shares were held (October 31, 2018: 9,858,205; April 30, 2017: nil) such that the number of ordinary shares with voting rights was 333,382,423 (October 31, 2018: 426,942,308; April 30, 2017: 229,674,479) and the number of listed shares at October 31, 2019 was 363,583,328 (October 31, 2018: 436,800,513; April 30, 2017: 229,674,479).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,963.00 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at October 31, 2019 was 14,533,973 (October 31, 2018: 18,156,060; April 30, 2017: 8,607,889).

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Share capital continued

Share buy-back
On August 29, 2018, the Company announced the start of a share buy-back program for an initial tranche of up to $200m, which was extended on November 5, 2018 to a total value of $400m (including the initial tranche). On February14, 2019, the buy-back program was extended into a third tranche of up to $110m up until the day before the AGM which took place on March 29, 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares expired.

On July 17, 2019, the Company announced a new share buy-back program with an initial tranche of up to $200m. The Program was effected in accordance with the terms of the authority granted by shareholders at the 2019 AGM and the Listing Rules. On October 3, 2019, the Company completed the $200m share buy-back program. The total amount bought back under share buy-back programs was $710.0m, excluding expenses.

In addition to purchasing ordinary shares on the London Stock Exchange, Citi acquired American Depository Receipts representing ordinary shares (“ADRs”) listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

Shares bought back under these programs are held as treasury shares. Treasury share movements and share buy-back costs are shown below:

	12 months ended October 31, 2019	18 months ended October 31, 2018	Total
Treasury shares	Number	Number	Number
Share buy-backs	29,160,054	9,858,205	39,018,259
Shares issued to satisfy option awards	(4,804,817)	-	(4,804,817)
Share reorganisation	(4,012,537)	-	(4,012,537)
	20,342,700	9,858,205	30,200,905

Share buy-back numbers:
Ordinary shares bought on the London Stock Exchange	25,766,919	8,567,659	34,334,578
ADRs purchased on the New York Stock Exchange	3,393,135	1,290,546	4,683,681
	29,160,054	9,858,205	39,018,259

Share buy-back cost:	$m	$m	$m
Share buy-back cost	538.8	171.2	710.0
Expenses	5.9	0.5	6.4
	544.7	171.7	716.4

The weighted average price of shares bought back in the 12 months ended October 31, 2019 was £14.61 per share (18 months ended October 31, 2018 was £13.82 per share).

Return of Value
On April 29, 2019, a Return of Value was made to shareholders amounting to $1,800.0m (£1,389.7m) in cash (335.89 pence per existing Ordinary Share and American Depositary Shares (“ADS”) held at the Record Time of 6.00 pm on April 29, 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of B shares and resulted in a $1,800.0m increase in capital redemption reserve and a $1,800.0m reduction in the merger reserve. 413,784,754 “B” shares were issued at 335.859391 pence each, resulting in a total $1,800.0m being credited to the “B” share liability account. Subsequently and on the same date, 413,784,754 “B” shares were redeemed at 335.859391pence each and an amount of $1,800.0m was debited from the “B share liability account. The Group entered into a forward exchange contract to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0m incurred net transaction costs of $1.0m. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7m to the capital redemption reserve. The settlement date was May 13, 2019 for the Ordinary Shares.

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Share capital continued
On August 31, 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of B shares and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0m being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0m was debited from the “B share liability account. The Return of Value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 penny, resulting in a transfer of $2.9m (note 31) to the capital redemption reserve.

30 Share premium account

		October 31, 2019	October 31, 2018	April 30, 2017
	Note	$m	$m	$m
At November 1/ May 1		41.0	192.1	190.3
Issue and redemption of B shares	29	-	(156.7)	-
Movement in relation to share options exercised	33	3.0	5.6	1.8
At October 31		44.0	41.0	192.1

31 Other reserves

		Capital redemption reserve	Merger reserve	Hedging reserve	Total
	Note	$m	$m	$m	$m
As at May 1, 2016		163.4	988.1	-	1,151.5
Reallocation of merger reserve		-	(650.0)	-	(650.0)
As at April 30, 2017		163.4	338.1	-	501.5

Return of Value - share consolidation	29	2.9	-	-	2.9
Return of Value - issue and redemption of B shares	29	500.0	(343.3)	-	156.7
Hedge accounting[1]	27	-	-	86.4	86.4
Current tax movement on hedging[1]		-	-	(16.4)	(16.4)
Acquisition of the HPE Software business[2]	38	-	6,485.4	-	6,485.4
Reallocation of merger reserve [3]		-	(2,755.8)	-	(2,755.8)
As at October 31, 2018		666.3	3,724.4	70.0	4,460.7

As at November 1, 2018		666.3	3,724.4	70.0	4,460.7
Return of Value - share consolidation	29	18.7	-	-	18.7
Return of Value - issue and redemption of B shares	29	1,800.0	(1,800.0)	-	-
Hedge accounting[1]	27	-	-	(122.9)	(122.9)
Current tax movement on hedging[1]		-	-	23.3	23.3
Reallocation of merger reserve [3]		-	(184.6)	-	(184.6)
As at October 31, 2019		2,485.0	1,739.8	(29.6)	4,195.2

1 Hedging reserve
A debit of $99.6m was recognized in the hedging reserve in relation to hedging transactions entered into in the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $70.0m credit).

2 Acquisition of HPE Software
On September 1, 2017, the acquisition of the HPE Software business was completed (note 38). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The Parent Company chose to record its investment in the HPE Software business at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of the HPE Software business and the aggregate nominal value of the shares issued).

Consolidated financial statements and notes
Notes to the consolidated financial statements

31 Other reserves continued

3 Reallocation of merger reserve
In the 12 months ended October 31, 2019, an amount of $184.6m was transferred from the merger reserve to retained earnings. The merger reserve is an unrealized profit until it can be realized by the settlement of the intercompany loan by qualifying consideration. In the 18 months ended October 31, 2018, it was disclosed that $2,755.8m of the merger reserve would be settled in the period. However, as at October 31, 2019, only $2,540.4m of the balance was settled as the balance of $215.4m was not required for any Returns of Value to shareholders. However, the remaining $215.4m and an additional $184.6m is expected to be settled in qualifying consideration during the year ended October 31, 2020 (18 months ended October 31, 2018: $2,540.4m) and as such an equivalent proportion of the merger reserve is considered realized, in accordance with section 3.11(d) of Tech 02/17 and therefore has been transferred to retained earnings. An amount of $650.0m was transferred from the merger reserve to retained earnings in the 12 months ended April 30, 2017.

32 Non-controlling interests
The Group has minority shareholders in one subsidiary, Novell Japan Ltd.
On October 25, 2019, a payment of 340,700 JPY ($3,140) was made to acquire 170,350 ordinary 1 JPY shares held. This payment increased the Group’s shareholding from 81.05% to 84.24%.

	October 31, 2019	October 31, 2018	April 30, 2017
	$m	$m	$m
At November 1 / May 1	1.0	0.9	1.0
Share of profit after tax	0.3	0.1	(0.1)
At October 31	1.3	1.0	0.9

Non-controlling interests relate to the companies detailed below:

Company name	Country of incorporation and principal place of business	October 31, 2019 Proportion held	October 31, 2018 Proportion held	April 30, 2017 Proportion held
Novell Japan Ltd	Japan	84.24%	81.05%	74.70%

33 Employees and directors

Staff costs

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Staff costs
Wages and salaries	1,204.4	1,819.2	382.5
Redundancy and termination costs (non-exceptional)	0.5	2.1	2.1
Social security costs	93.6	159.0	53.2
Other pension costs	41.7	50.4	11.4
	1,340.2	2,030.7	449.2
Cost of employee share schemes (Share-based payments section)	68.8	64.3	31.5
Total	1,409.0	2,095.0	480.7

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	Note	$m	$m	$m
Pension costs comprise:
Defined benefit schemes	25	9.0	7.1	0.5
Defined contribution schemes	25	32.7	43.3	10.9
Total		41.7	50.4	11.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Staff Numbers

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing Operations
Sales and distribution	5,413	5,860	1,818
Research and development	5.056	4,323	1,400
General and administration	1,991	1,378	642
	12,460	11,561	3,860

Discontinued Operation
Sales and distribution	164	515	323
Research and development	170	629	476
General and administration	3	8	4
	337	1,152	803

Total
Sales and distribution	5,577	6,375	2,141
Research and development	5,226	4,952	1,876
General and administration	1,994	1,386	646
Total	12,797	12,713	4,663

Directors and Key Management

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Directors
Aggregate emoluments	3.7	14.6	5.2
Aggregate gains made on the exercise of share options	79.7	77.7	8.2
Company contributions to money purchase pension scheme	-	0.7	0.5
Total	83.4	93.0	13.9

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Key management compensation
Short-term employee benefits	9.5	25.9	8.0
Share-based payments	25.3	44.5	9.4
Total	34.8	70.4	17.4

The key management figures above include the executive management team and directors. There are no post-employment benefits.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Share-based payments

The amount charged to the Consolidated statement of comprehensive income in respect of share-based payments was $71.3m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $72.2m). The Consolidated statement of comprehensive income has been presented split between continuing and discontinued operations. The table below provides information of the share-based payments on a continuing operations basis. The tables below for each type of share option are presented on a combined continuing and discontinued operations basis.

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
Continuing operations	$m	$m	$m
Share-based compensation – IFRS 2 charge	62.0	70.9	20.8
Employer taxes	6.8	(6.6)	10.7
	68.8	64.3	31.5

As at October 31, 2019, accumulated employer taxes of $1.9m (October 31, 2018: $20.6m; April 30, 2017: $17.0m) are included in trade and other payables and $nil (October 31, 2018: $0.5m; April 30, 2017: $1.2m) is included in other non-current liabilities.

The Group has various equity-settled share-based compensation plans details of which are provided below.

a)	Incentive Plan 2005
On April 27, 2005, the remuneration committee approved the rules of the Incentive Plan 2005 (“LTIP”) which permits the granting of share options to executive directors and senior management. The total number of options they receive is determined by the performance criteria set by the remuneration committee over a three-year performance period. Prior to April 18, 2011 performance conditions required that cumulative EPS growth over a three-year vesting period is at least equal to Retail Prices Index (“RPI”) plus 11% (at which point 25% of awards will vest), 60% of shares will vest for cumulative EPS growth of RPI plus 13% and for full vesting the cumulative EPS growth will be required to be RPI plus 15% per annum. RPI is the general index of the UK retail prices (for all items) published by the Office of National Statistics or any similar index replacing it. Straight-line vesting will apply between these points.

Awards granted are subject to either Absolute Shareholder Returns (“ASR”) over a three-year period, cumulative EPS growth or a combination of both. ASR is defined as the average closing share price over the period of five days ending on the day prior to the vesting date less the reference price plus the total of all dividends and cash distributions and any other measures as determined by the Remuneration Committee between the award date and the vesting date. Where the cumulative EPS growth over a three-year period is at least equal to RPI plus 3% per annum 25% of awards will vest, with full vesting achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight-line vesting will apply between these points.  Where the award is subject to ASR, the resulting level of vesting will be reduced by 25% if the ASR is below 150 pence or increased by 50% if ASR is 300 pence or more.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

	12 months ended October 31, 2019		18 months ended October 31, 2018
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
	‘000	pence	‘000	pence
Outstanding at November 1 / May 1	5,620	14	4,662	29
Exercised	(3,410)	17	(1,283)	12
Forfeited	(545)	27	(582)	3
Granted	7,562	-	2,823	-
Outstanding at October 31	9,227	6	5,620	14
Exercisable at October 31	1,416	34	2,270	51

The weighted average share price in the period for options on the date of exercise was 1,707 pence for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: 1,781 pence).

The amount charged to the Consolidated statement of comprehensive income in respect of the scheme was $31.1m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $30.3m). In addition to this $8.5m (18 months ended October 31, 2018: $4.1m charge) was charged to the Consolidated statement of comprehensive income in respect of National Insurance on these share options.

	October 31, 2019			October 31, 2018
Range of exercise prices	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)
£0.10 or less	1	8,982	3.4	1	5,127	6.7
£0.11 – £1.00	13	137	3.7	13	205	4.9
£1.01 – £2.00	-	-	-	-	-	-
£2.01 – £3.00	-	-	-	-	-	-
£3.01 - £4.00	-	-	-	358	146	0.7
More than £4.00	402	108	0.7	402	142	1.7
	6	9,227	3.4	14	5,620	4.0

The weighted average fair value of options granted during the 12 months ended October 31, 2019 determined using the Black-Scholes valuation model was £14.54 (18 months ended October 31, 2018: £15.25).

The significant inputs into the model for the 12 months ended October 31, 2019 were:

	12 months ended October 31, 2019	18 months ended October 31, 2018
Weighted average share price at the grant date	£16.44	£16.87
Expected volatility	between 48.91% and 49.68%	between 28.59% and 48.54%
Expected dividend yield	between 4.78% and 5.87%	between 2.82% and 7.02%
Expected option life	0.76 to four years	three years
Annual risk-free interest rate	between 0.49% and 1.38%	between 1.0% and 1.6%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Share based payments continued

b)	Additional Share grants

	12 months ended October 31, 2019				18 months ended October 31, 2018
	Number of Options				Number of Options
	TAG ASGs	HPE Software ASGs	Total	Weighted average exercise price	TAG ASGs	HPE Software ASGs	Total	Weighted average exercise price
	‘000	‘000	‘000	pence	‘000	‘000	‘000	pence
Outstanding at November 1 / May 1	3,062	7,427	10,489	-	3,262	-	3,262	-
Granted	-	458	458	-	-	13,115	13,115	-
Exercised	(2,601)	-	(2,601)	-	(200)	-	(200)	-
Lapsed	-	(4,670)	(4,670)	-	-	(2,412)	(2,412)	-
Cancelled	-	-	-	-	-	(3,276)	(3,276)	-
Outstanding at October 31	461	3,215	3,676	-	3,062	7,427	10,489	-
Exercisable at October 31	461	-	461	-	3,062	-	3,062	-

Additional Share Grants – The Attachmate Group (“TAG”) acquisition

The Remuneration Committee awarded Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of The Attachmate Group, which completed on November 20, 2014.

The ASGs were nil cost options over ordinary shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the date of Completion or November 1, 2017, whichever is earlier (the “vesting date”) and remained exercisable until the tenth anniversary of Completion.

The performance condition applicable was that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date was as follows:

(i)  0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The “Shareholder Return Percentage” was calculated by deducting 819.425 pence per share (the “Reference Price”), being the average of the 20 days before June 3 2014, from the sum of the “Vesting Price” (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between Completion and the vesting date. This was divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

These TAG ASG options vested in full. As at October 31, 2019, 460,917 of these options were vested but not yet exercised.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Share based payments continued

Additional Share Grants – The HPE Software business acquisition

The Remuneration Committee awarded a number of Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of the HPE Software business, which completed on September 1, 2017.

The ASGs were nil cost options over ordinary shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the announcement date of September 7, 2016 (the “vesting date”) and remained exercisable for a period of 84 months commencing on the vesting date.

The performance condition applicable was that the percentage of ordinary shares subject to the ASG, which may be acquired on exercise on or after the vesting date was as follows:

(i)  0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The “Shareholder Return Percentage” will be calculated by deducting 1,817.75 pence per share (the “Reference Price”), being the average of the 20 days before August 1, 2016, from the sum of the “Vesting Price” (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between the announcement date and the vesting date. This was divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

Amendments made on September 20, 2018

On September 20, 2018, the Group announced that, following a review of existing Additional Share Grant (“ASG”) awards, ASG awards made to Executive Directors on completion of the HPE Software business acquisition on September 1, 2017 were to be cancelled. New ASG awards were granted in order to align with the business plan to deliver value by October 2020 and focus Executive Directors on delivering significant value to shareholders over the three years from completion of the transaction. The Company believed that, in the light of the HPE Software business integration and the wider competitive environment evidenced by recent M&A activity in the software sector, the alignment of the vesting period to September 1, 2020 was essential to provide an effective incentive over the period of the business plan.

The Executive Directors (Kevin Loosemore~~,~~ Stephen Murdoch and Chris Kennedy) and those who were Executive Directors at the time of the existing award and remained in employment (Nils Brauckmann and Mike Phillips) as at September 20, 2018, agreed to surrender their existing ASG awards made on September 1, 2017 which were due to vest on September 7, 2019.  In return, the Company made new ASG awards over ordinary shares in the Company as detailed below, which are due to vest on September 1, 2020 (being three years from the completion of the Transaction).

	Number of granted and cancelled nil cost share options over Ordinary Shares	Number of replacement nil cost options over Ordinary Shares
Director	‘000	‘000
Kevin Loosemore	1,100	1,100
Stephen Murdoch	500	947
Chris Kennedy[1]	500	676
Mike Phillips[1]	676	676
Nils Brauckmann[1]	500	500
	3,276	3,899

1 These ASG options awarded to Chris Kennedy (all), Nils Brauckmann (all) and Mike Phillips (partial) lapsed as a result of their resignations and subsequent leaving employment.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Share based payments continued

b) Additional Share Grants continued

The Total Shareholder Returns (“TSR”) performance thresholds for the new awards were unchanged from the previous awards, save in respect of the period to vesting. The number of new awards was equal to the number of previous awards which they replace, except for Stephen Murdoch and Chris Kennedy where increases of 447,000 and 176,000 awards respectively were made to reflect Stephen’s promotion to Chief Executive Officer and to align Chris’ awards to those granted to his predecessor.
As new ASGs were granted to replace the original ASGs that were cancelled, this was treated under IFRS 2 “Share-based payment” as modification of the original ASG grant. Due to the performance conditions attached to them, the fair value for ASGs was determined using the Monte Carlo simulation method. The fair value of the original awards was determined at the modification date (September 20, 2018) i.e. replacing the original fair values. The incremental fair value of the new awards over the original awards at the date of modification was recognized in addition to the grant date fair value. The original expense continued to be recognized over the original service period, the incremental expense was recognized over the remaining service period for the new awards i.e. to September 1, 2020 rather than September 7, 2019.

Lapses in the 12 months ended October 31, 2019
In the 12 months ended October 31, 2019, 4,669,454 ASGs relating to the HPE Software business acquisition lapsed as a result of either leavers (1,234,454) or performance conditions not met (3,435,000).

Additional Share Grants made in the 12 months ended October 31, 2019
In the 12 months ended October 31, 2019, 458,000 ASG options were granted including 338,000 ASG options to Brian McArthur- Muscroft, the Chief Financial Officer. These ASG grants each had a vesting date of September 1, 2020 with the same performance threshold as the amended grants issued on September 20, 2018.

The weighted average fair value of options granted during the period determined using the Monte-Carlo simulation model was £0.54 (18 months ended October 31, 2018: £4.80).

The significant inputs into the model for the 12 months ended October 31, 2019 were:

	12 months ended October 31, 2019	18 months ended October 31, 2018
Weighted average share price at the grant date	£22.81	£18.35
Expected volatility	28.00%	Between 28.00% - 31.00%
Expected dividend yield	2.85%	Between 3.26% - 5.29%
Expected option life	1.75 years – 1.78 years	1.96 years
Annual risk-free interest rate	0.43%	Between 0.43% - 0.84%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

The amount charged to the Consolidated statement of comprehensive income in respect of the ASGs was $30.6m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $45.6m. In addition to this $1.7m (18 months ended October 31, 2018: $2.5m charge) was credited to the Consolidated statement of comprehensive income in respect of National Insurance on these share options in the 12 months ended October 31, 2019.

	October 31, 2019			October 31, 2018
Range of exercise prices	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)
£0.00	-	3,676	7.3	-	10,489	5.5
	-	3,676	7.3	-	10,489	5.5

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Share based payments continued

c) Sharesave and Employee Stock Purchase Plan 2006

In August 2006, the Company introduced the Micro Focus Employee Stock Purchase Plan 2006 and the Micro Focus Sharesave Plan 2006, approved by members on July 25, 2006. The Group operates several plans throughout the world, but the two main plans are the Sharesave Plan (“Sharesave”) primarily for UK employees and the Employee Stock Purchase Plan (“ESPP”) for employees in the USA and Canada. The Sharesave and ESPP provide for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under these plans employees make monthly savings over a period (Sharesave three years, ESPP two years) linked to the grant of an option with an option price which can be at a discount (Sharesave 20%, ESPP 15%) of the market value of the shares on grant. The option grants are subject to employment conditions and continuous savings.

Further Sharesave and ESPP grants were made during the 12 months to October 31, 2019.

Sharesave

	12 months ended October 31, 2019		18 months ended October 31, 2018
	Number of options ‘000	Weighted average exercise price pence	Number of options ‘000	Weighted average exercise price pence
Outstanding at November 1 / May 1	496	1,185	559	1,039
Exercised	(81)	1,171	(294)	829
Forfeited	(102)	1,297	(223)	1,508
Granted	125	1,374	454	1,293
Outstanding at October 31	438	1,221	496	1,185
Exercisable at October 31	62	1,461	47	1,116

Number of options		Exercise price per share
‘000	Date of grant	pence	Exercise period
61	August 12, 2016	1,465.6	October 1, 2019 – February 1, 2020
21	February 23, 2018	1,720.0	April 1, 2021 – September 30, 2021
2	February 23, 2018	1,963.0	April 1, 2021 – September 30, 2021
221	August 3, 2018	1,023.0	October 1, 2021 – March 31, 2022
19	August 3, 2018	1,159.0	October 1, 2021 – March 31, 2022
67	March 7, 2019	1,344.0	April 1, 2022 – September 30, 2022
4	March 7, 2019	1,533.0	April 1, 2022 – September 30, 2022
40	August 5, 2019	1,411.0	October 1, 2021 – August 4, 2022
3	August 5, 2019	1,574.3	October 1, 2021 – August 4, 2022
438

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Employees and directors continued

Share based payments continued

ESPP

	12 months ended October 31, 2019		18 months ended October 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	pence	‘000	pence
Outstanding at November 1 / May 1	800	1,047	124	1,510
Exercised	(17)	1,114	(110)	1,598
Forfeited	(44)	1,440	(31)	1,236
Granted	453	1,444	817	1,057
Outstanding at October 31	1,192	1,182	800	1,047
Exercisable at October 31	-	-	-	-

Number of Options		Exercise price per share
‘000	Date of grant	pence	Exercise period
309	March 1, 2018	1,235.6	March 1, 2020 – May 31, 2020
430	July 1, 2018	868.5	July 1, 2020 – September 30, 2020
244	March 1, 2019	1,428.0	March 1, 2021 – May 31, 2021
209	October 1, 2019	1,462.8	October 1, 2021 – December 31, 2021
1,192

The amount charged to the Consolidated statement of comprehensive income in respect of the Sharesave and ESPP schemes was $2.8m for the 12 months ended October 31, 2019 (18 months ended October 31, 2018: $2.9m).

The weighted average fair value of options granted in the Sharesave and ESPP schemes during the 12 months ended October 31, 2019 determined using the Black-Scholes valuation model was £5.93 (18 months ended October 31, 2018: £6.28).

The significant inputs into the model for the 12 months ended October 31, 2019 were:

	12 months ended October 31, 2019	18 months ended October 31, 2018
Weighted average share price at the grant date	£17.56	£15.48
Expected volatility	between 49.06% and 49.68%	between 28.82% - 48.60%
Expected dividend yield	between 4.63% and 5.87%	between 3.86% - 7.02%
Expected option life	Two or three years	two or three years
Annual risk-free interest rate	between 0.49% and 1.16%	between 1.3% - 1.5%
The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

Consolidated financial statements and notes
Notes to the consolidated financial statements

34 Operating lease commitments – minimum lease payments

At October 31, 2019 the Group has a number of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	October 31, 2019	October 31, 2018
	$m	$m
Future minimum lease payments under non-cancellable operating leases falling due:
No later than one year	78.6	65.8
Later than one year and no later than three years	123.6	86.4
Later than three years and no later than five years	61.4	53.3
Later than five years	37.6	22.5
Total	301.2	228.0

The Group leases various offices under non-cancellable operating lease agreements that are included in the table. The leases have various terms, escalation clauses and renewal rights.

The properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs.  The Group’s headquarters are located at premises in Newbury, England. The Group owns or leases properties amounting to over 2.4 million square feet of space, in over 40 countries worldwide. Two individual leased properties are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space. The lease on this facility expires in 2024, with an option to extend for a further three, five-year periods. The Group’s current annual rent under this lease is $8.2m.  Since March 1, 2019, part of the property has been sublet.  Current annual sub-lease income is $1.0m. The other property is located in Santa Clara, California, where the Group currently lease approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further five-year period. The Group’s current annual rent under this lease is $4.6m.

The minimum lease payments payable under operating leases recognized as an expense in the 12 months ended October 31, 2019 were $65.9m (18 months ended October 31, 2018: $94.1m).

The total of future minimum sublease payments expected to be received under non-cancellable subleases as at October 31, 2019 is $3.9m (October 31, 2018: $4.7m)

35 Contingent liabilities
The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

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

Patent litigation
Several indirect subsidiaries of Micro Focus International plc are involved in a patent infringement lawsuit in which plaintiffs allege that certain Micro Focus ADM software products infringe three patents in the field of mobile application development and testing. Plaintiffs are seeking monetary damages in an amount that has yet to be specified. No liability has been recognized in these cases as they are still at an early stage in proceedings, and it is too soon to estimate whether there will be any financial impact.

Consolidated financial statements and notes
Notes to the consolidated financial statements

36 Related party transactions
The Group’s related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as the executive management team and directors) is set out in note 33. There are no loans between the Group and the key management personnel.

Transactions with other related parties.
The following transactions occurred with other related parties:

Contributions made to pension plans by the Group on behalf of employees are set out in note 25.

Sales and purchases of goods and services between related parties are not considered material.

Consolidated financial statements and notes
Notes to the consolidated financial statements

37 Discontinued operation, assets classified as held for sale and disposals

Net Assets classified as held for sale
There are no disposal groups classified as held for sale in the current period. At October 31, 2018, the assets and liabilities relating to the SUSE and Atalla businesses were presented as held for sale.

	October 31, 2019			October 31, 2018
	Current Assets	Current liabilities	Total	Current assets	Current liabilities	Total
Reported in:	$m	$m	$m	$m	$m	$m
SUSE	-	-	-	1,114.5	(427.4)	687.1
Atalla	-	-	-	28.0	(10.3)	17.7
	-	-	-	1,142.5	(437.7)	704.8

The net asset assets held for sale relating to the disposals of SUSE and Atalla are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

A.	SUSE Business

On July 2, 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated directly wholly owned subsidiary of EQTVIII SCSp, which is advised by EQT Partners. The total cash consideration of $2.5bn was on a cash and debt free basis and subject to normalization of working capital.

On August 21, 2018, Shareholders voted to approve the proposed transaction whereby the Company agreed to sell its SUSE business segment to Marcel Bidco GmbH, for a total cash consideration of approximately $2.5bn, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances were obtained. The sale was completed on March 15, 2019 and the SUSE business segment has been treated as discontinued in these financial statements.

Discontinued operation – Financial performance

	12 months ended October 31, 2019			18 months ended October 31, 2018	12 months ended April 30, 2017
	Before Exceptional Items	Exceptional Items	Total	Total	Total
	$m	$m	$m	$m	$m
Revenue	127.0	-	127.0	538.2	303.4
Operating costs	(89.3)	-	(89.3)	(425.3)	(238.6)
Operating profit	37.7	-	37.7	112.9	64.8
Share of results of associate	(0.3)	-	(0.3)	(1.8)	-
Profit on disposal of the SUSE business	-	1,767.9	1,767.9	-	-
Profit before taxation	37.4	1,767.9	1,805.3	111.1	64.8
Taxation	(8.7)	(309.4)	(318.1)	(34.2)	(31.1)
Profit for the period from discontinued operation	28.7	1,458.5	1,487.2	76.9	33.7

Discontinued operation – Cash flow
The cash flow statement shows amounts related to the discontinued operations:

	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017
	$m	$m	$m
Net cash inflows from operating activities	18.6	136.1	70.4
Net cash outflows from investing activities	-	(2.5)	(7.4)
Net cash flows from financing activities	-	-	-

The assets and liabilities relating to SUSE were presented as held for sale following the shareholder approval on August 21, 2018. Costs to sell have been included in trade and other payables.

Consolidated financial statements and notes
Notes to the consolidated financial statements

37 Discontinued operation, assets classified as held for sale and disposals continued

A.	SUSE Business continued

		October 31, 2019	October 31, 2018
	Note	$m	$m
Non-current assets
Goodwill	10	-	859.6
Other Intangible assets	11	-	165.6
Property, plant and equipment	12	-	5.7
Investment in associates		-	9.6
Deferred tax assets		-	1.6
Long-term pension assets	25	-	1.5
Other non-current assets		-	2.2
		-	1,045.8
Current assets
Trade and other receivables		-	65.8
Cash and cash equivalents		-	2.9
		-	68.7
Total assets held for sale		-	1,114.5
Current liabilities
Trade and other payables		-	(38.0)
Provisions	24	-	(0.7)
Current tax liabilities		-	(1.2)
Deferred income		-	(218.3)
		-	(258.2)
Non-current liabilities
Deferred income		-	(160.8)
Retirement benefit obligations	25	-	(5.5)
Long-term provisions	24	-	(2.3)
Other non-current liabilities		-	(0.6)
		-	(169.2)
Total liabilities held for sale		-	(427.4)
Net assets classified as held for sale		-	687.1

Disposal of the SUSE business

On March 15, 2019, the Group disposed of the SUSE business for $2,540.3m. Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Non-current assets classified as held for sale	989.8
Current assets classified as held for sale	127.3
Current liabilities classified as held for sale	(288.5)
Non-current liabilities classified as held for sale	(177.3)
Net assets disposed	651.3

Consolidated financial statements and notes
Notes to the consolidated financial statements

37 Discontinued operation, assets classified as held for sale and disposals continued

A.	SUSE Business continued

The profit on disposal is calculated as follows:

$m
Disposal proceeds	2,540.3
Costs to sell recognized in the period	(45.3)
Disposal proceeds, less costs to sell recognized in the period	2,495.0
Net assets disposed	(651.3)
Profit on disposal	1,843.7
Cumulative exchange gain in respect of the net assets of the subsidiaries, reclassified from equity on disposal	(75.8)
Profit on disposal	1,767.9

The profit on disposal is reflected in the profit for the period from discontinued operations in the Consolidated statement of comprehensive income. All cash flows occurred in the current period.

The inflow of cash and cash equivalents on the disposal of the SUSE business is calculated as follows:

$m
Disposal proceeds, less total costs to sell	2,495.0
Cash disposed	(21.5)
Investing cash flows generated from discontinued operations, net of cash disposed	2,473.5

B.	Atalla

On May 18, 2018 the Company entered into an agreement with Utimaco Inc. (“Utimaco”), under which Utimaco would acquire Atalla for $20m in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States (“CFUIS”). CFIUS placed the deal into investigation in September and final approval was received October 10, 2018. The deal closed on November 5, 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger (“ESKM”) product line, and related supporting assets, including applicable patents and other IP.

The assets and liabilities relating to the Atalla business included in the Financial Statements at October 31, 2018 amount to $17.7m.

		October 31, 2019	October 31, 2018
	Note	$m	$m
Goodwill	10	-	27.9
Property, plant and equipment	12	-	0.1
Non-current assets		-	28.0

Deferred income		-	(10.3)
Current liabilities		-	(10.3)

Net assets classified as held for sale		-	17.7

Consolidated financial statements and notes
Notes to the consolidated financial statements

37 Discontinued operation, assets classified as held for sale and disposals continued

B.	Atalla continued

On November 5, 2018, the Group disposed of the Atalla business for a net cash consideration of $20.0m. Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Goodwill	28.0
Property, plant and equipment	0.3
Non-current assets	28.3
Deferred income	(12.0)
Current liabilities	(12.0)
Net assets disposed	16.3

The profit on disposal which has been recorded as exceptional (note 4) is calculated as follows:

$m
Disposal proceeds	20.0
Net assets disposed	(16.3)
Profit on disposal	3.7

38 Acquisitions

Summary of acquisitions

				Consideration
	Carrying value at acquisition	Fair value adjustments	Goodwill	Shares	Cash	Total
	$m	$m	$m	$m	$m	$m

Acquisitions in the 12 months ended October 31, 2019:
Interset Software Inc.	0.9	61.3	26.8	-	89.0	89.0
	0.9	61.3	26.8	-	89.0	89.0

Acquisitions in the 18 months ended October 31, 2018:
HPE Software business	(2,487.8)	4,143.7	4,858.3	6,514.2	-	6,514.2
COBOL-IT	(3.0)	14.0	5.6	-	16.7	16.7
	(2,490.8)	4,157.7	4,863.9	6,514.2	16.7	6,530.9

	(2,489.8)	4,219.0	4,890.7	6,514.2	105.7	6,619.9

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Acquisitions continued

Acquisitions in the 12 months ended October 31, 2019:

1	Acquisition of Interset Software Inc.
On February 15, 2019, the Group completed the acquisition of Interset Software Inc. (“Interset”), a worldwide leader in security analytics software that provides highly intelligent and accurate cyber-threat protection. The addition of this predictive analytics technology adds depth to Micro Focus’ Security, Risk & Governance portfolio, and aligns with the Company’s strategy to help customers quickly and accurately validate and assess risk as they digitally transform their businesses.

Consideration of $89.0m consists of a completion payment of $85.0m, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group, given that it was an acquisition of a business with a carrying value of $5.5m of assets and $4.6m of liabilities.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. Adjustments to the provisional fair values have been recorded in the period which has reduced the amount of Goodwill recognized by $7.4m. At the time these consolidated financial statements were authorised for issue, the Group had not yet fully completed its assessment of the Interset Software Inc. acquisition.

The fair value review will be finalised in the 12-month period following completion.

		Carrying value at acquisition	Fair value adjustments	Fair value
	Note	$m	$m	$m
Intangible assets – purchased [1]	11	-	61.2	61.2
Property, plant and equipment	12	0.3	-	0.3
Other non-current assets		0.2	-	0.2
Trade and other receivables		3.8	-	3.8
Cash and cash equivalent		1.2	-	1.2
Trade and other payables		(1.5)	-	(1.5)
Finance leases obligations – short-term		(0.1)	-	(0.1)
Provisions – short-term	24	(0.7)	-	(0.7)
Deferred income – short-term [2]		(2.1)	0.1	(2.0)
Deferred income – long-term [2]		(0.2)	-	(0.2)
Net assets		0.9	61.3	62.2
Goodwill (note 10)				26.8
Consideration				89.0

Consideration satisfied by:
Cash				89.0

The fair value adjustments relate to:
1
Purchased intangible assets of $61.2m ($44.5m Technology, $4.2m Trade names, $12.5m Customer Relationships) have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Interset.

2	Deferred income has been valued taking account of the remaining performance obligations.

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Acquisitions continued

Acquisitions in the year ended October 31, 2018:

1	Acquisition of the HPE Software business
On September 1, 2017, the Company completed the acquisition of HPE’s software business (“HPE Software”) by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced merger agreement (“Completion”). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. The fair value of the ordinary shares issued was based on the listed share price of the Company as of August 31, 2017 of $6.5 billion. The costs of acquiring the HPE Software business of $70.1m are included in exceptional items (note 4) and include costs relating to due diligence work, legal work on the acquisition agreement and professional advisors on the transaction.

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

Details of the net assets acquired and goodwill are as follows:

		Carrying value at acquisition	Fair value adjustments	Fair value
	Note	$m	$m	$m
Intangible assets	11	72.8	6,467.0	6,539.8
Property, plant and equipment	12	160.1	-	160.1
Other non-current assets		41.9	-	41.9
Inventories		0.2	-	0.2
Trade and other receivables		721.2	-	721.2
Current tax recoverable		0.5	-	0.5
Cash and cash equivalents		320.7	-	320.7
Trade and other payables		(686.8)	1.6	(685.2)
Current tax liabilities		(9.9)	-	(9.9)
Borrowings		(2,547.6)	-	(2,547.6)
Short-term provisions	24	(30.2)	-	(30.2)
Short-term deferred income [2]		(701.2)	58.0	(643.2)
Long-term deferred income [2]		(116.9)	8.7	(108.2)
Long-term provisions	24	(39.0)	-	(39.0)
Retirement benefit obligations	25	(71.5)	-	(71.5)
Other non-current liabilities		(52.3)	12.1	(40.2)
Deferred tax assets/(liabilities) [3]		450.2	(2,403.7)	(1,953.5)
Net (liabilities)/assets		(2,487.8)	4,143.7	1,655.9
Goodwill	10	-		4,858.3
Consideration				6,514.2

Consideration satisfied by:
Shares				6,514.2

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,858.3m has been capitalized. The Group made a repayment of working capital in respect of the HPE Software business acquisition of $225.8m in the period.

Trade and other receivables are net of a provision for impairment of trade receivables of $21.5m.

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Acquisitions continued

Acquisitions in the 12 months ended October 31, 2018 continued:

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

[2]	Deferred income has been valued taking account of the remaining performance obligations; and
[3]	A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 11):

Fair value
$m
Technology	1,809.0
Customer relationships	4,480.0
Trade names	163.0
Leases	15.0
6,467.0

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

As a consequence of the HPE Software business transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group’s ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of the HPE Software business from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including on-going consultation with its tax advisors, to ensure no such triggering actions are taken.

2	Acquisition of COBOL-IT, SAS

On December 1, 2017, the Group completed on the acquisition of COBOL-IT SAS (“COBOL-IT”). COBOL-IT is in the business of designing, editing and commercialization of software, IT devices and related services.

Consideration of $16.7m consists of a completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group did not present the full IFRS 3 “Business Combinations” disclosures as this acquisition was not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12 month period following completion, which ended on November 30, 2018. Goodwill of $5.6m (note 10), deferred tax liabilities of $3.9m, purchased intangibles of $14.0m (note 11) (Purchased Technology $1.5m, Customer relationships $12.3m and Trade names $0.2m) and cash of $1.0m were recorded as a result of the COBOL-IT acquisition and no adjustments were identified.

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Acquisitions continued

Acquisitions in the 12 months ended October 31, 2018 continued:

3	Acquisition of Covertix

On May 15, 2018, the Group entered into an Asset Purchase Agreement (“the agreement”) to acquire certain assets of Covertix, an Israeli company that had entered voluntary liquidation in April 2018. Covertix used their patented solutions to develop and sell security products that offered control and protection of confidential files when shared with both internal and external parties. Prior to entering liquidation Covertix had offices in Israel and the US, with partners in the Netherlands and Singapore.

Under the agreement, the Group paid $2.5m in cash to acquire certain equipment, patents, and licence rights under certain agreements, and seven employees all involved in R&D activities. The purchase completed on July 26, 2018.

Under IFRS 3, the Covertix Ltd. acquisition was considered to be a business combination, however due to the immaterial amount of the transaction, the assets acquired have been recorded at cost and are being amortized over their useful lives within the ledgers of the acquiring entities. The Company did not create a new subsidiary for Covertix and no goodwill has been recorded.

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

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows:

Fair value
$m
Technology	86.1
Customer relationships	210.2
Trade names	21.4
317.7

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Acquisitions continued

Acquisitions in the 12 months ended October 31, 2017 continued

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $379.7m has been capitalized.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$m	$m	$m
Goodwill	462.4	(462.4)	-
Intangible assets - purchased	-	317.7	317.7
Intangible assets[1] - other	0.1	-	0.1
Property, plant and equipment	1.9	-	1.9
Other non-current assets	0.2	-	0.2
Deferred tax asset	15.3	-	15.3
Trade and other receivables	27.4	-	27.4
Cash and cash equivalents	65.8	-	65.8
Trade and other payables	(27.7)	-	(27.7)
Current tax liabilities	(11.8)	-	(11.8)
Borrowings – short term	(4.0)	-	(4.0)
Short-term provisions	(3.2)	-	(3.2)
Short-term deferred income [2]	(72.3)	3.8	(68.5)
Long-term deferred income [2]	(14.9)	0.8	(14.1)
Borrowings – long term	(288.9)	-	(288.9)
Other non-current liabilities	(0.7)	-	(0.7)
Deferred tax liabilities [3]	(2.4)	(109.2)	(111.6)
Net assets/(liabilities)	147.2	(249.3)	(102.1)
Goodwill	-	-	379.7
Consideration	-	-	277.6

Consideration satisfied by:			277.6
Cash			277.6

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

38 Acquisitions continued

Acquisitions in the year ended April 30, 2017 continued:

2	Acquisition of GWAVA Inc.

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

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$m	$m	$m
Intangible assets – purchased[1]	-	5.3	5.3
Intangible assets – other [2]	1.2	(1.2)	-
Property, plant and equipment	0.2	-	0.2
Trade and other receivables	3.0	-	3.0
Cash and cash equivalents	2.4	-	2.4
Trade and other payables	(1.4)	-	(1.4)
Short-term deferred income [3]	(4.0)	0.3	(3.7)
Long-term deferred income [3]	(0.8)	-	(0.8)
Deferred tax liabilities [4]	-	(1.4)	(1.4)
Net assets	0.6	3.0	3.6
Goodwill			12.8
Consideration			16.4

Consideration satisfied by:
Cash			16.4

The fair value adjustments relate to:
[1]
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of GWAVA Inc.;

[2]	Other intangible assets relating to historic IP has been written down to nil;
[3]	Deferred income has been valued taking account of the remaining performance obligations; and
[4]	A deferred tax liability has been established relating to the purchase of intangibles.

Consolidated financial statements and notes
Notes to the consolidated financial statements

Acquisitions in the year ended April 30, 2017 continued

2	Acquisition of GWAVA Inc. continued

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows:

Fair value
$m
Technology	4.1
Customer relationships	0.5
Trade names	0.7
5.3

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

On November 1, 2016, the Group acquired the OpenATTIC storage management technology and engineering talent from the company it-novum GmbH for a cash consideration of 4.7m Euros ($5.0m). The OpenATTIC technology aligns perfectly with SUSE’s strategy to provide open source, software defined infrastructure solutions for the enterprise and will strengthen SUSE Enterprise Storage solution by adding enterprise grade storage management capabilities to the portfolio. The transaction costs for the OpenATTIC acquisition were $1.2m. OpenATTIC will be included in the Group’s SUSE business disposal.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$m	$m	$m
Intangible assets – purchased technology	-	5.0	5.0
Net assets	-	5.0	5.0
Goodwill			-
Consideration	-	-	5.0

Consideration satisfied by:
Cash			5.0

4	Acquisition of OpenStack

During the year ended April 30, 2017, the Group acquired purchased technology and talent from HPE for $nil consideration that will expand SUSE’s OpenStack Infrastructure-as-a-Service (“IaaS”) solution and accelerate SUSE’s entry into the growing Cloud Foundry Platform-as-a-Service (“PaaS”) market, subject to regulatory clearances. The last regulatory clearance was received on March 8, 2017 and the deal was completed then. OpenStack will be included in the Group’s SUSE business disposal.

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

39. Cash Flow Statement

		12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017[1]
	Note	$m	$m	$m
Cash flows from operating activities
(Loss) / Profit from continuing operations		(18.1)	707.2	124.1
Profit from discontinued operation		1,487.2	76.9	33.7
Profit for the period		1,469.1	784.1	157.8
Adjustments for:
Gain on disposal of discontinued operation	37	(1,767.9)	-	-
Net finance costs	6	255.8	342.7	95.8
Taxation – continuing operations	7	(16.0)	(673.1)	38.5
Taxation – discontinued operation	37	318.1	34.2	-
Share of results of associates		0.3	1.8	1.3
Operating profit (attributable to continuing and discontinued operations)		259.4	489.7	293.4

- continuing operations		221.7	376.8	293.4
- discontinued operation	37	37.7	112.9	-
		259.4	489.7	293.4

Research and development tax credits		(1.2)	(2.0)	(3.0)
Depreciation	12	66.5	95.2	11.8
Loss on disposal of property, plant and equipment		3.6	4.7	0.5
Gain on disposal of Atalla	37, 4	(3.7)	-	-
Amortization of intangible assets	11	716.5	943.3	236.4
Amortization of contract-related costs		10.2	-	-
Share-based compensation charge	33	71.3	72.2	34.5
Foreign exchange movements		11.1	(34.6)	(4.9)
Provisions movements	24	43.8	142.8	47.3
Changes in working capital:
Inventories		-	0.1	-
Trade and other receivables		183.0	(408.8)	10.3
Increase in contract-related costs		(36.7)	-	-
Payables and other liabilities		(114.8)	131.3	(33.3)
Provision utilization	24	(58.6)	(145.0)	(43.5)
Contract liabilities - deferred income		(98.5)	131.4	15.5
Pension funding in excess of charge to operating profit		4.4	4.0	(0.2)
Cash generated from operations		1,056.3	1,424.3	564.8

1 The comparatives for the 12 months to April 30, 2017 have been revised to reflect the divestiture of the SUSE business segment (note 37)