Form 20-F
period 2020-10-31
MICRO FOCUS INTERNATIONAL PLC
filed 2021-02-24
CIK 1359711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or
☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the 12 months ended October 31, 2020

or
☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or
☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-38187

Micro Focus International plc

The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom	United Kingdom

Suzanne Chase
Group Company Secretary & Head of Assurance
c/o Micro Focus International plc
The Lawn, 20-30 Old Bath Road
Newbury, Berkshire RG14 1QN
United Kingdom
Tel: +44 1635 565 200
Email: company.secretary@microfocus.com

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

As of October 31, 2020 93,019,616 American Depository Shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to ﬁle reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

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

Audited financial information presented in this Annual Report on Form 20-F is for the 12-month period ended October 31, 2020 and the comparative 12-month period ended October 31, 2019 and the 18-month period ended October 31, 2018.

In connection with the completion (“Closing”) in the 18-month period ended October 31, 2018 of the merger between Micro Focus International plc (“the Company” LSE: MCRO.L, NYSE: MFGP) and HPE Software’s business segment (“HPE Software business”), together the “Group” or “Enlarged Company”, the Board of Directors authorized a change of fiscal year end from April 30, 2018 to October 31, 2018 to allow the Company to launch the Enlarged Company’s financial year with effect from November 1, 2018. As a result, the Company was required to file a previous Annual Report on Form 20-F for the period of May 1, 2017 to October 31, 2018.

Exhibit 15.4 in our Annual Report and Accounts Form 20-F filed with the United States Securities and Exchange Commission on 21 February 2020, further presented the unaudited financial information presented for the 12-month period ended October 31, 2018 and the 6-month period ended October 31, 2017.

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

•
the ongoing integration of HPE Software business into the Company, which may impede the ability of the Group to obtain the same types and levels of benefits, services and resources that have historically been provided to HPE Software business by HPE, which could lead to a failure to realize the anticipated benefits of the merger;

•	our ability to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully;

•	the availability, integrity and security of our IT systems;

•	our ability to comply with national and regional laws and regulations across the various jurisdictions in which the Group operates;

•	our dependence on intellectual property, our ability to protect intellectual property and third-party claims of infringement on intellectual property;

•	our ability to comply with the covenants under our Credit Facilities (see note 18 “Borrowings” of the Consolidated financial statements in Item 18);

•	restrictions on our ability to secure additional financing or refinance our existing financing;

•	our exposure to fluctuations in currency exchange rates and interest rates, which could affect our variable rate indebtedness;

•	the possibility of being required, in certain circumstances, to make tax indemnification payments to the former owner of the HPE Software business;

•	the impact of future changes to, or interpretations of, US and non-US tax laws;

•
our exposure to political developments in the United Kingdom, including political, legal and economic uncertainties in connection with the future of the UK and its relationship with the EU following its departure from the EU on January 31, 2020 and the end of the transition period on December 31, 2020;

•	Our exposure to prevailing macro-economic trends;

•	Our exposure to the practical and macro-economic impacts of COVID-19;

•	our ability to protect the personal information of our customers;

•	our ability to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting; and

•	our ability to manage the risks involved in the foregoing.

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

The selected Consolidated income statement data for the 12-months ended October 31, 2020, the 12-months ended October 31, 2019, and the 18-months ended October 31, 2018 and the selected Consolidated balance sheet data as at October 31, 2020 and October 31, 2019 have been derived from our audited Consolidated financial statements included in “Item 18. Consolidated financial statements” in this Annual Report on Form 20-F. The selected consolidated income statement data for the 12-months ended April 30, 2017 and April 30, 2016 and the selected consolidated balance sheet data as at April 30, 2018, 2017 and 2016 have been derived from our consolidated financial statements not included in this Annual Report on Form 20-F.

The Group’s financial statements reflect the trading performance of the continuing and discontinuing operations for the 12-months ended October 31, 2020 compared to the 12-months ended October 31, 2019 and the 18-months ended October 31, 2018.

Within the 12-months ended October 31, 2020, the Group has not undertaken any corporate development activity that would have a material impact on the Group’s reported results.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 20-F. The information provided below is not necessarily indicative of the results that may be expected from future operations.

Summarized Group consolidated statement of comprehensive income:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
	$m	$m	$m	$m	$m
Revenue	3,001.0	3,348.4	4,754.4	1,077.3	991.2
Cost of sales	(702.7)	(789.9)	(1,302.7)	(216.4)	(202.5)
Gross Profit	2,298.3	2,558.5	3,451.7	860.9	788.7
Selling and distribution costs	(1,112.1)	(1,224.8)	(1,764.2)	(363.1)	(312.6)
Research and development expenses	(513.6)	(491.2)	(680.8)	(122.8)	(117.4)
Administrative expenses	(3,334.0)	(620.8)	(629.9)	(147.6)	(111.5)
Operating (loss)/profit	(2,661.4)	221.7	376.8	227.4	247.2
Finance costs	(281.6)	(282.4)	(350.4)	(96.8)	(98.4)
Finance income	2.6	26.6	7.7	1.0	1.0
(Loss)/profit before tax	(2,940.4)	(34.1)	34.1	131.6	149.8
Taxation	(34.2)	16.0	673.1	(7.5)	(13.9)
(Loss)/profit from continuing operations	(2,974.6)	(18.1)	707.2	124.1	135.9
Profit from discontinued operation (attributable to equity shareholders of the Company)	5.1	1,487.2	76.9	33.7	27.0
(Loss)/profit after tax	(2,969.5)	1,469.1	784.1	157.8	162.9
Other comprehensive (expense)/income	(103.1)	(306.0)	29.3	(5.7)	0.6
Total comprehensive (expense)/income for the period	(3,072.6)	1,163.1	813.4	152.1	163.5

Attributable to:
Equity shareholders of the Company	(3,072.6)	1,162.8	813.3	152.2	163.4
Non-controlling interest	-	0.3	0.1	(0.1)	0.1
Total comprehensive (expense)/income for the period	(3,072.6)	1,163.1	813.4	152.1	163.5

Continuing and Discontinued Operations
Earnings per share
Basic (cents)	(884.63)	388.50	201.70	68.88	74.50
Diluted (cents)	(884.63)	384.35	196.17	66.51	71.61

Continuing Operations
Earnings per share
Basic (cents)	(886.15)	(4.87)	181.91	54.17	62.40
Diluted (cents)	(886.15)	(4.87)	176.92	52.31	59.97

Summarized Group consolidated statement of financial position:

	October 31, 2020	October 31, 2019	October 31, 2018	April 30, 2017	April 30, 2016
	$m	$m	$m	$m	$m
Non-current assets	9,605.0	12,846.7	13,720.5	3,995.5	3,482.6
Current assets	1,541.8	1,448.1	1,917.6	442.2	954.4
Current assets classified as held for sale	-	-	1,142.5	-	-
Total assets	11,146.8	14,294.8	16,780.6	4,437.7	4,437.0

Current liabilities	1,788.3	1,802.0	2,010.4	944.7	1,061.8
Current liabilities classified as held for sale	-	-	437.7	-	-
Non-current liabilities	6,143.4	6,216.5	6,540.5	1,879.5	1,781.4
Total liabilities	7,931.7	8,018.5	8,988.6	2,824.2	2,843.2

Net Assets	3,215.1	6,276.3	7,792.0	1,613.5	1,593.8

Share Capital	47.3	47.2	65.8	39.7	39.6
Number of shares	364,545,377	363,583,328	436,800,513	229,674,479	228,706,210

	12 months ended October 31, 2020	12 months ended October 31, 2019[1]	18 months ended October 31, 2018	12 months ended April 30, 2017	12 months ended April 30, 2016
Interim dividend 1	-	58.33	34.60	29.73	16.94
Interim dividend 2	-	-	58.33	-	-
Final dividend	15.50	-	58.33	58.33	49.74
Dividend declared per share (cents)	15.50	58.33	151.26	88.06	66.68

1 The directors initially declared a dividend of 58.33 cents per ordinary share but this was cancelled subsequent to the year end due to the impact of COVID-19.

Item 3. B.	Capitalization and indebtedness.

Not applicable.

Item 3. C.	Reasons for the offer and use of proceeds.

Not applicable.

Item 3. D.	Risk factors.

There are risks associated with owning Micro Focus ADSs. In addition to the other information included elsewhere in this Annual Report on Form 20-F, including in the section entitled ‘‘Cautionary Statement on Forward-Looking Statements,’’ you should carefully consider the following discussion of what we believe to be the most important risk factors applicable to the Group. The risks and uncertainties described below are not the only risks and uncertainties that the Group and holders of Micro Focus ADSs may face. In addition, it is not possible to predict or identify all such factors and additional risks and uncertainties not presently known to the Company, or that the Company currently considers immaterial, which could also materially adversely affect the business, results of operation, financial condition and prospects of the Group, as well as the value of Micro Focus ADSs.

The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the business, financial condition, results of operation or prospects of the Group or the market price of the Micro Focus Shares or Micro Focus ADSs.

The information given is as of the date of this Annual Report on Form 20-F, and any forward-looking statements are made subject to the reservations specified under the section entitled ‘‘Cautionary Statement on Forward-Looking Statements”.

Principal risks and uncertainties
In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. This includes any new, emerging or continuing direct or indirect risks posed by COVID-19. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its RMF (“Risk Management Framework”), internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties and potential impacts that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

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

Sales / Go-To-Market (“GTM”) models

Principal risk description

For the Group to succeed in meeting sales revenue and growth targets, it requires successful GTM models across the full Product Portfolio, with effective strategies and plans to exploit all routes to market, including direct and channel/partner led sales. In addition, the Group must focus the sales force on targeted customer segments and ensure appropriate responses to the market dynamics related to changes in customer buying behaviors. Effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programs. The Group is dependent upon the effectiveness of its sales force and distribution channels to drive licence and maintenance sales and a reference-based selling model. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact

Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and positioning the wrong product or solution offerings, reducing the value that customers receive from Micro Focus.

Competition

Principal risk description

Comprehensive information about the markets in which Micro Focus operates is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors. This risk increased in the period due to the ongoing pace and scale of change across the IT competitive landscape.

Potential impact

Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group’s products. If the Group is not able to compete effectively against its competitors, it is likely to lose customers and suffer a decrease in sales, which may result in lost market share and weaker financial performance.

Employees and culture

Principal risk description

The recruitment and retention of highly skilled and motivated employees at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives and a well communicated vision and set of values for the Group to achieve high levels of employee engagement and a common sense of corporate purpose among the workforce. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact

Failure to attract, develop and retain skill sets, particularly in sales and research & development, may hinder the Group’s sales and development plans. Weak employee engagement, organizational alignment and inadequate incentivization may lead to poor performance and instability. It could also have an adverse impact on the realization of strategic plans.

IT systems and information

Principal risk description

The Group’s operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Following the integration of the HPE Software business the Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment. As set out in Item 5.D, work continues to transition the Group to a simplified IT systems architecture. The transition may be more time consuming and costly than anticipated, given the amount of change management that is involved. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

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

The Group is also executing a series of operational transformation initiatives. These projects expose the Group to significant transformation risks. The Group’s strategy may involve the making of further acquisitions or divestments to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestments and other significant transactions successfully could have a material adverse effect on the Group’s business.

Further, the Group is progressing with a number of initiatives stemming from the Strategic & Operational Review carried out in the previous financial year, which may further increase disruption to “business as usual” activities across the Group. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact
Failure to successfully analyze, execute and coordinate the implementation and delivery of the core systems and associated business processes with the various integration, divestment and transformation programs may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions and/or initiatives. In addition, this may affect the ability to execute strategic plans for growth.

Legal and regulatory compliance

Principal risk description

The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations, including those that relate to ESG matters, such as Task Force on Climate-related Disclosure (“TCFD”) requirements, is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and disposals over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients. This risk was increased in the period due to the variety COVID-19 restrictions in place across regions in which the Group operates and the heightened complexity this posed to securing personal and/or sensitive information, particularly in work-from-home settings.

Potential impact

Failure to comply could result in civil or criminal sanctions (including personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

Intellectual property (“IP”)

Principal risk description

The Group is dependent upon its IP and its rights to such IP may be challenged or infringed by others or otherwise prove insufficient to protect its business. The Group’s products and services depend in part on IP and technology licensed from third parties. Third party claims of IP infringement against the Group may disrupt its ability to sell its products and services.

Potential impact This IP risk could adversely affect the ability of the Group to compete in the market place and affect the Group’s revenue and reputation.

Treasury

Principal risk description

The Group’s operational and financial flexibility may be restricted by its level of liquidity, indebtedness and covenants. Financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

The Group targets a Net debt[1] to Adjusted EBITDA[2] ratio of 2.7 times and may require additional debt funding in order to execute its strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group operates across a number of jurisdictions and so is exposed to currency fluctuations.

[1] Net Debt is defined as cash and cash equivalents less borrowings and lease obligations.
[2] Adjusted EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment, depreciation of right-of-use assets, amortization of intangible assets, exceptional items including the gain on disposal of discontinued operation, share-based compensation, product development intangible costs capitalized and foreign exchange (gains)/losses.

Potential impact

Insufficient access to funding could limit the Group’s ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.

The relative values of currencies can fluctuate and may have a significant impact on business results.

Tax

Principal risk description

The tax treatment of the Group’s operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals’ tax arrangements.

International tax rules continue to develop at each of the OECD, EU and national levels and the pace of change may increase in the short-term as a result of the US election and the COVID-19 pandemic. Future changes to tax laws could adversely affect the Group across the territories in which it operates.

As a result of the HPE Software business merger, the Group may be required under the Tax Matters Agreement entered into with HPE (the “TMA”) to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of the HPE Software business from HPE.

Potential impact

Tax liabilities in the territories in which the Group operates could increase as a result of either challenges of existing positions by tax authorities or future changes in tax law. Specifically, given the substantial operations in the US any changes in tax policy that might arise from the results of the US election could have a significant impact on the Group. Furthermore, if the Group is required to make indemnification payments to HPE under the TMA, these could be substantial.

Macro-economic environment, Pandemic and Brexit

Principal risk description

The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic, public health, pandemics and political conditions, including as a result of any pandemics or natural disasters, in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the UK’s withdrawal from the EU, could have an adverse effect on the Group. Further deterioration of the macro environment could result in more conservatism and longer decision-making cycles within the Group’s customer base. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.

COVID-19

Principal risk description

The Group, like all businesses, is navigating through a period of disruption, as it has responded to the practical and macro-economic impacts of COVID-19. COVID-19 still presents fast moving, and in some areas unpredictable, direct and indirect risks to the Group’s businesses. The Group may be subject to inherent risks arising from the continuation of the on-going COVID-19 pandemic. Further deterioration of the macro environment could result in more conservatism and longer decision-making cycles within the Group’s customer base.

Potential impact Adverse economic conditions arising as a result of the continuation of the COVID-19 pandemic could affect sales performance and business operations.

Cyber security

Principal risk description

There could be a data security breach (Micro Focus data or customer data) involving personal, commercial or product data, either directly from Micro Focus or a third party. This could occur as a result of a malicious or criminal act, or an inadvertent system error. This risk was increased in the period due to the general increased threat of cybercrime and sudden increase of work-from-home employees caused by COVID-19 restrictions across various regions, from time to time in the period.

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

Potential impact

Failure to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting could result in material misstatement in the Group’s financial statements and impair the Group’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at October 31, 2020, management identified a material weakness in the Group’s internal controls over financial reporting, relating to inadequate controls surrounding existing IT applications, in particular regarding change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity related to those applications could not be relied upon. Please refer to the FY20 Annual Report on SOX compliance in Item 15.A to D. Although the Group continues to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

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

Our website – www.microfocus.com

The Micro Focus Group, headquartered in Newbury, U.K., is a global enterprise software company supporting the technology needs and challenges for our 40,000 customers. The registered office of the Company is The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (Tel: +44 1635 565200). Its solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times.

Micro Focus was founded in 1976 and in 1981 it became the first company to win the Queen’s Award for Industry purely for developing a software product. The product was CIS COBOL, a standard-compliant COBOL implementation for microcomputers.  Micro Focus’ COBOL products remain important components of the Micro Focus Product Portfolio, which now extends to more than 300 products.

Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 250 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

As of February 22, 2021 (the latest practicable date prior to the date of this Annual Report on Form 20-F), Micro Focus had a market capitalization of £1.4 billion ($2.0 billion).

Micro Focus has more than 40 years of experience in delivering proven, scalable and robust solutions.

Acquisitions and Investments

This Annual Report covers the 12-months ended October 31, 2020 with the comparative periods being the 12-months ended October 31, 2019 and the18-months ended October 31, 2018.

Within the 12-months ended October 31, 2020, the Group has not undertaken any corporate development activity that would have a material impact on the Group’s reported results.

Details of business combinations including the transaction to acquire ATAR Labs for the 12-months ended October 31, 2020 and additional transactions in the 12-months ended October 31, 2019 and the 18-months ended October 31, 2018 can be found in note 33 “Acquisitions” of the Consolidated financial statements in Item 18.

Item 4. B.	Business overview.

Item 4.B.1.

Who we are
We deliver mission critical technology that serves a central role in thousands of core strategic and operational functions such as testing, monitoring, delivery, analysis, engagement, security and compliance for our 40,000 customers.

With a large software portfolio, backed by a deep inventory of advanced analytics that delivers insights, efficiencies, and automation, we help customers bridge existing and emerging technologies to adapt and succeed in the evolving economy. We call that Smart Digital Transformation.

We aim to have an unwavering focus on pragmatism, discipline, and customer-centric innovation. This helps our customers balance short-term business resiliency with long-term transformation, attain a high level of flexibility, future-proof investments in IT and related processes, and rest assured that they will be supported over time.

What we do
We help organizations find a balance between safeguarding existing revenue models and taking the necessary steps to compete in an evolving marketplace over the long run. By delivering software that is open, flexible, and backwards compatible, we help bridge the existing and the emerging so customers can ultimately run and transform their business at the same time.

The rules of business are quickly being rewritten as new technologies, engagement models, and customer expectations force organizations to rethink their IT strategies. Those who can quickly transform and expose new business opportunities are most likely to achieve long-term success. However, speed must be balanced with pragmatism as organizations grapple with changes to how and where we do business, which can pose organizational uncertainty and risk.

Our portfolio, backed by a deep inventory of advanced analytics and on-going innovations, helps deliver the four key outcomes required to succeed in the digital economy:

•	Accelerate Application Delivery
Reliably scale Agile and DevOps across all environments, from mainframe to cloud—quickly bringing innovative ideas to life at the pace of business demands.

•	Simplify IT Transformation
Simplify the complexity of hybrid IT and transform into an agile, services-driven organization.

•	Strengthen Cyber Resilience
Intelligently adapt security to respond to an ever-evolving threat landscape and protect the company’s most important assets.

•	Analyze in Time to Act
Leverage machine learning to transform unlimited volumes of data into accurate, actionable, and automated insights.

Our portfolio and product groups
The Micro Focus Product Portfolio contains over 300 products; both long-standing and deeply embedded software products and high growth offerings that are designed to support customers across the four outcomes set out above. These products are grouped into five groups:

•	Application Modernization & Connectivity (AMC)
AMC solutions help customers unlock the value from core business applications and support a transformational journey to create greater value from longstanding IT investments, on or off the mainframe.

•	Application Delivery Management (ADM)
ADM solutions help customers increase velocity, remove bottlenecks and deliver high-performing applications to better support their digital business. Combined, these solutions increase stakeholder alignment and the delivery of value, while liberating resources to release faster without compromising quality.

•	IT Operations Management (ITOM)
ITOM Solutions simplify the complexity of managing hybrid IT environments. Powered by analytics, they accelerate the service fulfilment life cycle, strengthen IT service assurance and governance, and help business users easily engage with IT.

•	Security
Security provides enterprises with intelligent solutions to create cyber resilience through detecting threats, securing data and applications, and protecting identities – enabling customers to adapt and evolve for the future.

•	Information Management & Governance (IM&G)
IM&G solutions help customers analyze, understand, and control data – to derive value and manage enterprise risk. Efficient compliance, governance, customer behavior, and IOT analytics are representative use cases.

During the prior year the Group completed the separation and sale of the SUSE business. SUSE provided and supported enterprise-grade Open Source software defined infrastructure solutions and Linux. SUSE is presented as a discontinued operation in all periods reported elsewhere in this Annual Report on Form 20-F. Commentary in this Annual Report on Form 20-F is in relation to the Micro Focus Product Portfolio, and does not include SUSE.

Product developments
In FY20 we continued to invest significantly in our products delivering key enhancements and major new releases across every portfolio. In total we delivered over 500 enhancements or new releases with notable developments including:

–      Information, Management & Governance: major releases of our leading Compliance & Archiving and Big Data solutions to deliver expanded cloud capabilities and coverage and support new cross-industry use cases;

–      IT Operations & Management: delivery of a new architecture and Artificial Intelligence capabilities to enable the rapidly increasing levels of operational data to be collected, analyzed and actioned more effectively;

–      Application Delivery Management: new SaaS capabilities and advancements in support of modern quality management practices;

–      Application Modernization and Connectivity: major enhancements to support customers in modernizing mainframe workload with expanded cloud capability further consolidating our leadership position in this increasingly important area; and

–      Security: new Artificial Intelligence and Machine Learning capabilities, expanded multi-cloud support and enhanced capabilities to support customers in their key data privacy initiatives.

Adapting to market changes: transition to SaaS and Subscription
In FY20 we also began to take a more definitive approach to delivering Subscription and SaaS-based offerings as a key part of our strategy and to accelerate the transition to these models where appropriate within our portfolios. The transition is being managed over multiple financial periods with initial focus on products where this model is the emerging or de-facto market standard.

In FY20, accomplishments included:
–      Investment in infrastructure to improve service levels and scale with our customer demands;
–      The realignment of compensation plans to deliver this strategy; and
–      The release of multiple Security and Big Data offerings in SaaS and Subscription form delivering year-on-year growth in bookings and new logos in both portfolios.

In FY21, we plan to continue to invest in improving our SaaS infrastructure and develop existing and new offerings. In FY21 we plan to lead with SaaS or Subscription in targeted areas of our portfolio and expect, by FY22, SaaS or Subscription to be the only offerings available in these targeted areas.

Item 4.B. 2	Principal markets

Details of the principal markets in which the Group operates including a breakdown of revenue by activity and geographic market is disclosed in note 2 “Supplementary Information” of the Consolidated financial statements in Item 18.

Our markets
Technology trends

Digital transformation
Digital transformation has been at the top of virtually every organization’s list of objectives and concerns for several years.

Digital transformation also plays a major role in enabling our customers to respond to the societal changes that we see at play in the global economy - from Big Data solutions ensuring logistic companies maximize routing efficiencies whilst minimizing carbon emissions, to embedding the latest cyber resilience in smart cities to support rapid urbanization.

A combination of technology advancements, evolving customer expectations, process enhancements (e.g. digitalization), and new business models are forcing executives to rethink prior IT strategies, and digitally transforming the organization represents an opportunity to meet these changing requirements.

There are several advantages to pursuing a transformation strategy, which can help our customers drive revenue (top-line benefits) or help organizations better manage risk and cost (bottom-line benefits) as outlined below:

•	Boost and sustain revenue
Access to increasing amounts of data and new ways to bridge formerly distinct data silos now enable organizations to achieve actionable insights. As a result, organizations can more effectively act on unmet customer needs, underfunded parts of the business, emerging business models, and more.

•	Drive customer engagement
Organizations are constantly looking for new and better ways to engage customers. With the right investments, they can eliminate intermediaries and employ digital platforms to reach and serve customers directly, closing the loop between data and action, and truly understand their customers and better satisfy their needs.

•	Deliver with greater speed
Customer expectations are constantly advancing, especially when it comes to accessing new and emerging benefits. With cognitive search, employees are able to perform knowledge discovery more efficiently; and with smarter functional testing, organizations can deliver innovation at lower risk than ever before.

•	Improve quality and delivery
Gaining access to AIOps (“Artificial Intelligence for IT Operations”) helps organizations reduce event volumes and get to root cause faster, and emerging service assurance technology combines data from hundreds of tools into a single pane of glass to discover IT resources and dependencies and fast-track problem resolution.

•	Streamline and enhance processes
Organizations that digitally transform can better streamline the back office with Robotics Process Automation (“RPA”), drive intelligent manufacturing with IOT analytics, and automate planning monitoring and scheduling.

•	Detect and prevent risk
Evolving IT and processes help organizations efficiently manage policies and privileges, identify insider threats, better lock down mainframe access, comply with regulations, and protect consumer privacy.

With so many benefits, it is understandable why “transform” is a critical-path strategy for virtually every organization on the planet.

In responding to the COVID-19 pandemic, IT executives across the world have had to make rapid changes to their working processes – rolling out capacity for remote work, online collaboration, and access to essential data and tools to whole workforces. The desire to “keep the lights on” soon became critical, and organizations started prioritizing investments that were optimized to “run” the business instead of “transform” it.

As time went on, what was once considered a short-term anomaly, quickly became the ‘new normal’ for business. Organizations thus had to take immediate action and show customers that they could continue delivering value. The pendulum thus began to swing again, and organizations sought out an IT strategy that balances short-term business resiliency with long-term value capture.

Today, the market for digital transformation remains robust. External forecasts predict that spending on solutions in this space will continue at a solid pace despite the challenges presented by the pandemic – with global spending projected to reach $2.1 trillion by 2023, growing at 15.5% CAGR over that time. This is consistent with our own primary research, which suggests that organizations are not just maintaining a high level of spend for digital transformation, but in fact they are accelerating projects due to the benefits realized during the pandemic by organizations that proactively pursued these initiatives and adapted more quickly to evolving market conditions.

In helping organizations to bridge the gap between existing and emerging technologies our customers are able to balance the need to both run and transform their business at the same time – which we believe are key elements of a successful digital transformation program.

With new expectations being placed on IT, and as organizations are finding new and better ways to bridge formerly distinct data silos, artificial intelligence/machine learning is quickly becoming a critical element of the digital transformation landscape. The advanced analytics can improve service management, streamline fulfilment, automate the data center, expedite data classification, automate processes, and expedite analysis and action. With a strong set of artificial intelligence/machine learning intellectual property (e.g. Vertica, IDOL, Interset), which is integrated across the portfolio, Micro Focus can deliver the insights, efficiencies, and automation necessary to succeed in today’s rapidly evolving marketplace.

Item 4.B. 3	Seasonality
Micro Focus’ quarterly revenues have historically been affected by a variety of factors typical of the seasonality of an enterprise software business with a licence fee model and the industry in which it operates.

The operating margins of the Group are generally affected by seasonal factors in a similar manner because the Group has a largely fixed costs which remains consistent throughout the year. Micro Focus believes that this trend will continue in the future and that its total revenue will continue to peak in the fourth fiscal quarter of each year. The Group changed its financial year end to October 31 in 2018. As a result the fourth quarter licence fee peak moved from April 30, in periods before 2018, to October 31, in periods after, and including, 2018. Maintenance and SaaS and other recurring fee renewals are spread throughout the financial year, however, there is a seasonal peak in the quarter ending January 31 as a result of the calendar year end, which coincides with the financial year-end of a large number of other companies.

Item 4.B.4	Raw Material
Not applicable

Item 4.B.5	Product groups
Our sales organization operates with a single global strategic plan and execution model. Sales teams are organized by geography with product specialists in larger jurisdictions. We also have a broad network of more than 7,500 partners to supplement customers’ in-house resources and help them adapt to evolving market demands.

Following the Strategic & Operational review carried out in the previous period the Group has been focused implementing a number of initiatives to deliver operational excellence. The two key operational excellence initiatives are described below.

Security and Big Data
In FY20 we began to take a differentiated approach to investment and operational management in Security and Big Data, in order to better position ourselves to address growth opportunities. The priorities remain: delivering new innovation in response to rapidly changing market opportunities, expanded cloud and cross-industry use case support and further developing existing and new SaaS and subscription offerings.

In Security we also completed a small acquisition to deliver native Security, Orchestration and Remediation (S.O.A.R) capabilities, which removed a gap in our offering. Our Security portfolio is broad and our experience and expertise is deep. From this foundation we plan to continue to focus on delivering comprehensive solutions and thought leadership around Cyber Resilience as customers seek to protect their businesses from new and increasingly sophisticated threats.

Changes in operational management have focused on improving speed and agility through better end-to-end organizational alignment. This has been supported by more targeted customer coverage underpinned by the addition of dedicated and improved leadership capacity and talent, and specialist sales resources.

In FY21 we plan to consolidate improvements made and seek to accelerate in key areas of application security, data privacy and next generation security incident and event management. In addition to delivering on our product innovation commitments, progress is intended to be underpinned by ongoing investment in specialist sales capability and the development of improved indirect channels to market.

Go-To-Market
Our goal is delivering consistent, sustained improvement to our revenue performance through increases in sales productivity and the more effective alignment of our resources to opportunity. Our sales processes have been overly complex in part because acquisitions have not been fully integrated.

Notable achievements include:
–      A single methodology deployed globally to enable more consistent execution;
–      A new planning process to drive more effective deployment of resources to the right opportunities within our customer base and specialization by Product Portfolio to better pursue market opportunities;
–      Improvements to the leadership team through internal moves and significant levels of external recruitment; and
–      Improved enablement training and the implementation of new support tools.

In the second half of the year, these changes led to better predictability and improved performance across key sales metrics and over time we expect them to deliver better revenue performance for the Group.

The objective for FY21 is to ensure these changes are fully embedded in the organization and accelerate initiatives aimed at improving performance in maintenance and delivering new capabilities in both SaaS and Subscription to capture new opportunities and further improve the mix of recurring revenue within the Group.

Item 4.B.6	Patents, licenses, industrial, commercial or financial contracts

The Group has over 300 products in its portfolio and has released over 500 enhancements or new releases in relation to these products during FY20. These products are protected by patents. Our patent portfolio is one of the ten largest in the pure-play enterprise software market.
Details of the Groups key financial contracts are included in Items 5.B and 10.C.

Item 4.B.7
Not applicable

Item 4.B.8
Not applicable

Item 4. C.	Organizational structure.

The Group’s parent company is Micro Focus International Plc.

A full list of the Group’s subsidiaries can be found in note 35 “Related undertakings” of the Consolidated financial statement in Item 18.

Item 4. D.	Property, plants and equipment.

The Group owns or leases a large number of properties, in over 40 countries worldwide. The Group’s headquarters are located at premises in Newbury, England and are owned by the Group. The Group has two individual leased properties which are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space. The lease on this facility expires in 2024, with an option to extend for a further three, five-year periods. The Group’s current annual rent under this lease is $8.4 million. Since March 1, 2019, part of the property has been sublet. Current annual sub-lease income is $1.1 million. The other property is located in Santa Clara, California, where the Group currently leases approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further five-year period. The Group’s current annual rent under this lease is $4.7 million. The Group is currently not utilizing one floor of this facility and the related right-of-use assets has been tested for impairment with a partial impairment recorded.

Further information on property, plant and equipment and leases is included under the headings:

•	“Property, plant and equipment” in note 12 of the Consolidated financial statements in Item 18;

•	“Leases” in note 19 of the Consolidated financial statements in Item 18.

Item 4A.	Unresolved Staff Comments

There are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before October 31, 2020.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of the Company and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of the Group for:

•	the 12-month period ended October 31, 2020, as compared to the 12-month period ended October 31, 2019, and
•	the 12-month period ended October 31, 2019, as compared to the 18-month period ended October 31, 2018.

The following discussion and analysis contains forward-looking statements. See “Risk Factors” in Item 3D on page 10  and “Cautionary Statement on Forward-Looking Statements’’ on page 5 in this Annual Report on Form 20-F for a discussion of the uncertainties, risks and assumptions associated with these statements. The following should be read in conjunction with the Group’s Consolidated financial statements and the notes thereto included in Item 18.

Item 5. A.	Operating results

Business Overview
This Annual Report covers the 12-months ended October 31, 2020 with the comparative periods being the 12-months ended October 31, 2019 and the 18-months ended October 31, 2018.

The discussions for the 12-month period ended October 31, 2019 as compared to the 18-month period ended October 31, 2018 can be found in Items 5.A of the Group’s Annual Report on Form 20-F for the 12-months ended October 31, 2019 which is available at https://www.microfocus.com/en-us/investors/investor-download-centre and has been filed with the SEC.

Within the 12-months, the Group has not undertaken any corporate development activity that would have a material impact on the Group’s reported results

Results of Operations
The  results of operations should be read in conjunction with the Consolidated financial statements included under Item 18 in this Annual Report on Form 20-F. The Consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

All narrative within this report focuses on the continuing operations unless otherwise stated.

The results of the discontinued operation are shown as a single amount on the face of the Consolidated statement of comprehensive income in Item 18 comprising the post-tax profit or loss of the discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented in Item 18 including the discontinued operation. Results and cash flows of the discontinued operation for the two reported periods are shown in note 32 “Discontinued operation” of the Consolidated financial statements in Item 18.

The comparative amounts for the 12-months ended October 31, 2019 and the 18-months ended October 31, 2018 reflect the following events:

•
The Group changed accounting year-end in a period ended October 31, 2018 from April 30, 2018 to October 31, 2018 as a result a comparative period for the 18-month period ended on October 31, 2018 is presented;

•
The amounts presented exclude the discontinued SUSE business, disposed of in the 12-month period ended October 31, 2019, from individual line items presented for the 12 months ended October 31, 2019 and the 18-months ended October 31, 2018; and

•	The 18-month period ended October 31, 2018 only includes 14 months of results for the HPE Software business acquired during that period.

	12 months ended October 31, 2020	12 months ended October 31, 2019	Period- on- period change	18 months ended October 31, 2018	Period- on- period change
Continuing operations	$m	$m	%	$m	%
Revenue	3,001.0	3,348.4	(10.4)%	4,754.4	(29.6)%
Operating profit (before exceptional items)	350.2	515.9	(32.1)%	915.0	(43.6)%
Exceptional items	(3,011.6)	(294.2)	(923.7)%	(538.2)	45.3%
Operating (loss)/profit	(2,661.4)	221.7	(1,300.5)%	376.8	(41.2)%
Net finance costs (excluding exceptional items)	(279.0)	(255.8)	(9.1)%	(336.9)	(24.1)%
Exceptional finance costs	-	-	n/a	(5.8)	n/a
(Loss)/profit before tax	(2,940.4)	(34.1)	(8,522.9)%	34.1	(200.0)%
Taxation	(34.2)	16.0	(313.8)%	673.1	(97.6)%
(Loss)/profit from continuing operations	(2,974.6)	(18.1)	(16,334.3)%	707.2	(102.6)%
Profit from discontinued operation	5.1	1,487.2	(99.7)%	76.9	1,833.9%
(Loss)/profit for the period	(2,969.5)	1,469.1	(302.1)%	784.1	87.4%

Revenue
In the 12-months ended October 31, 2020, the Group generated revenue of $3,001.0 million, which represents a decrease of $347.4 million (10.4%) on the $3,348.4 million in 12-months ended October 31, 2019.

	12 months ended October 31, 2020	12 months ended October 31, 2019	Period- on- period change	18 months ended October 31, 2018	Period- on – period change
Continuing operations	$m	$m	%	$m	%
Licence	646.5	800.0	(19.2)%	1,213.7	(34.1)%
Maintenance	1,921.2	2,057.6	(6.6)%	2,861.6	(28.1)%
SaaS & other recurring	245.5	279.7	(12.2)%	373.9	(25.2)%
Consulting	188.4	217.9	(13.5)%	366.3	(40.5)%
Revenue before haircut	3,001.6	3,355.2	(10.5)%	4,814.5	(30.3)%
Deferred revenue haircut	(0.6)	(6.8)	91.2%	(61.1)	(88.9)%
Total Revenue	3,001.0	3,348.4	(10.4)%	4,754.4	(29.6)%

Revenue in the table above and the subsequent trends in this section are presented before the impact of the deferred revenue haircut, which represents the unwinding of a fair value adjustment to acquired deferred revenue.

Revenue by stream performance

Licence revenue decreased by $153.5 million (19.2%) to $646.5 million in the 12-months ended October 31, 2020 compared with $800.0 million in the 12-months ended October 31, 2019.

The Group’s Licence revenue performance in the period was impacted by the Go-To-Market transformation activities undertaken during the period, which are designed to moderate the rate of revenue decline over the next three years. In the first quarter, a new global sales model was launched and a number of sales leadership changes were made as part of this transformation which has resulted in an improvement in the underlying sales operating metrics. This gives the board confidence that the changes are beginning to have an impact and in the second half of the financial period, the rate of Licence revenue decline moderated.

The stabilization of Licence revenue remains a key objective of the Group and the steps outlined within Item 4.B of this document are the focus areas required to improve the performance in future periods.

In particular (page 27):
•
Licence revenue in Application Modernization & Connectivity (“AMC”) declined by 18.9% in the 12-months ended October 31, 2020. Period-to-period volatility is not unusual in AMC driven by the timing of large scale modernization projects. In the current period, the Group witnessed increasing demand for such projects; however the initiation of new modernization projects has been impacted by COVID-19, with customers electing to defer such projects to future accounting periods.

•
Licence revenue in Application Delivery Management (“ADM”) declined by 21.7% in the 12-months ended October 31, 2020. The Group’s ADM product group has performed below expectation in the current financial period. In addition to the actions within the overall Go-To-Market transformation, which are designed to improve sales execution, we have undertaken a number of corrective actions specific to ADM. These actions are focused on product positioning, maintenance renewals and SaaS offerings. The combination of the Go-To-Market transformation actions and portfolio specific actions are aimed at driving improvement in performance within the portfolio.

Licence revenue in IT Operations Management (“ITOM”) declined by 26.3% in the 12-months ended October 31, 2020. This performance is below our expectations and significant focus is being applied to correct the trajectory. In addition to the actions with the overall Go-To-Market transformation, the Group is undertaking structural changes to products in order to re-position the core proposition within this product group and achieve defensible core stable recurring revenue.

•
Licence revenue in Security declined by 12.4% in the 12-months ended October 31, 2020. In the period, the Group has released a number of new capabilities and enhancements to existing products following investments outlined with the Strategic & Operational Review. As a result, the Group is seeing moderation in the rate of decline in a number of sub-portfolios with some products returning to period-over-period licence growth.

Maintenance revenue decreased by $136.4 million (6.6%) to $1,921.2 million in the 12-months ended October 31, 2020 compared with $2,057.6 million in the 12-months ended October 31, 2019.

The maintenance trends and renewal rates vary at a product group level with different growth profiles witnessed at a portfolio level.

The main movements at a portfolio level were (page 27):

•	Maintenance revenue in Application Modernization & Connectivity (“AMC”) declined by 1.4% in the 12-months October 31, 2020. This tracked historical rates;

•
Maintenance revenue in Application Delivery Management (“ADM”) declined by 9.5% in the 12-months ended October 31, 2020. As discussed in licence revenue above this was below expectation in the current financial period;

•
Maintenance revenue in IT Operations Management (“ITOM”) declined by 13.4% in the 12-months ended October 31, 2020. As discussed in licence revenue above this was below expectation in the current financial period;

•
Maintenance revenue in Security was flat in the 12-months ended October 31, 2020. This performance was driven by a change in mix at sub-portfolio level and an improvement in renewal rates in our core propositions.

•
Maintenance revenue in Information Management & Governance (“IM&G”) increased by 0.3% in the 12-months ended October 31, 2020. The increase is primarily driven by growth in Vertica, the Group’s Big Data offering. In the period, the Group launched Vertica EON Mode. This revenue is recorded as revenue from a term licence with associated maintenance, the impact of which being a greater portion of the revenue is deferred over the life of the contract when compared to a traditional perpetual model. In the period, the Group has made encouraging progress with this transition to subscriptions, both bookings and new logos up substantially period-on-period.

 The change in product mix combined with corrective actions in underperforming areas of the portfolio are intended to drive a gradual moderation in the rate of maintenance decline as part of the overall revenue stabilization plans.

SaaS and other recurring revenue decreased by $34.2 million (12.2%) to $245.5 million in the 12-months ended October 31, 2020 compared with $279.7 million in the 12-months ended October 31, 2019.

In February 2020, the board outlined the intention to transition certain areas of the business to subscription or SaaS revenue models. The current financial period is the first year of this multi-period transition and the focus has been on extending the capabilities within the Security and Big Data product offerings.

In addition, the Group also took deliberate actions to further rationalize unprofitable operations and practices and refocused resources and investments to deliver the product enhancements required for long-term success. As a result, SaaS and other recurring revenue declined in line with our expectations during the current financial year.

Consulting revenue decreased by $29.5 million (13.5%) to $188.4 million in the 12-months ended October 31, 2020 compared with $217.9 million in the 12-months ended October 31, 2019.

The work to re-position our Consulting revenue stream to focus on projects related to the sale of new licences and retention of the installed base is broadly complete and it is anticipated that this revenue stream will stabilise in future financial periods subject to the impact of COVID-19.

Revenue by product group performance

The Group has more than 300 products reported under five product groups. Investment decisions are made at a granular level by product depending on their growth trajectories and the profile of markets they participate in and are intended to deliver the greatest return on investment. The nature of the software order cycle means that when considering underlying revenue trends, year-on-year growth rates by product group are not always indicative of an underlying trend and will be impacted by the timing of customer projects.

The table below presents the revenue performance by product group and revenue stream. The main movements in licence and maintenance revenue by product group are discussed in the Licence and Maintenance commentary above.

12 months ended October 31, 2020:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	$m	$m	$m	$m	$m
Application Modernization & Connectivity (“AMC”)	138.6	321.6	-	10.1	470.3
Application Delivery Management (“ADM”)	102.0	439.2	73.9	15.9	631.0
IT Operations Management (“ITOM”)	175.1	559.4	4.6	113.9	853.0
Security	162.6	416.8	33.6	33.1	646.1
Information Management & Governance (“IM&G”)	68.2	184.2	133.4	15.4	401.2
Subtotal	646.5	1,921.2	245.5	188.4	3,001.6
Deferred revenue haircut	-	(0.4)	(0.2)	-	(0.6)
Total Revenue	646.5	1,920.8	245.3	188.4	3,001.0

12 months ended October 31, 2019:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	$m	$m	$m	$m	$m
Application Modernization & Connectivity (“AMC”)	170.9	326.1	-	11.7	508.7
Application Delivery Management (“ADM”)	130.3	485.4	87.8	18.2	721.7
IT Operations Management (“ITOM”)	237.5	645.8	11.0	127.5	1,021.8
Security	185.7	416.7	35.0	43.9	681.3
Information Management & Governance (“IM&G”)	75.6	183.6	145.9	16.6	421.7
Subtotal	800.0	2,057.6	279.7	217.9	3,355.2
Deferred revenue haircut	-	(6.0)	(0.8)	-	(6.8)
Total Revenue	800.0	2,051.6	278.9	217.9	3,348.4

Percentage change from October 31, 2019 to October 31, 2020:
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	%	%	%	%	%
Application Modernization & Connectivity (“AMC”)	(18.9)%	(1.4)%	-	(13.7)%	(7.5)%
Application Delivery Management (“ADM”)	(21.7)%	(9.5)%	(15.8)%	(12.6)%	(12.6)%
IT Operations Management (“ITOM”)	(26.3)%	(13.4)%	(58.2)%	(10.7)%	(16.5)%
Security	(12.4)%	0.2%	(4.0)%	(24.6)%	(5.2)%
Information Management & Governance (“IM&G”)	(9.8)%	0.3%	(8.6)%	(7.2)%	(4.9)%
Subtotal	(19.2)%	(6.6)%	(12.2)%	(13.5)%	(10.5)%
Deferred revenue haircut	-	93.3%	(75.0)%	-	(91.2)%
Total Revenue	(19.2)%	(6.4)%	(12.0)%	(13.5)%	(10.4)%

Revenue by geography
The Group is domiciled in the UK. The Group’s total segmental revenue from external customers by geographical location is detailed below:

	12 months ended October 31, 2020	12 months ended October 31, 2019	Period- on- period change	18 months ended October 31, 2018	Period- on – period change
	$m	$m	%	$m	%
UK	173.0	206.9	(16.4)%	299.6	(30.9)%
USA	1,289.8	1,523.0	(15.3)%	2,279.8	(33.2)%
Germany	218.7	220.7	(0.9)%	309.5	(28.7)%
Canada	108.0	115.9	(6.8)%	178.4	(35.0)%
France	101.4	123.3	(17.8)%	195.5	(36.9)%
Japan	96.9	108.6	(10.8)%	145.8	(25.5)%
Other	1,013.2	1,050.0	(3.5)%	1,345.9	(22.0)%
Total Revenue	3,001.0	3,348.4	(10.4)%	4,754.4	(29.6)%

Operating costs

	12 months ended October 31, 2020	12 months ended October 31, 2019	Period- on- period change	18 months ended October 31, 2018	Period- on- period change
Continuing operations	$m	$m	%	$m	%
Cost of sales	702.7	789.9	(11.0)%	1,302.7	(39.4)%
Selling and distribution costs	1,112.1	1,224.8	(9.2)%	1,764.2	(30.6)%
Research and development expenses	513.6	491.2	4.6%	680.8	(27.8)%
Administrative expenses	3,334.0	620.8	437.0%	629.9	(1.4)%
Total operating costs	5,662.4	3,126.7	81.1%	4,377.6	(28.6)%

Total operating costs
Total operating costs for the period increased by $2,535.7 million, or 81.1% to $5,662.4 million in the 12-months ended October 31, 2020 as compared to $3,126.7 million in the 12-months ended October 31, 2019.

The single largest component of operating costs increase in the year ended October 31, 2020 related to a goodwill impairment charge of $2,799.2 million. Excluding this charge operating expenses decrease by $263.5 million period-on-period. This is included as exceptional costs within administrative expenses.

Goodwill impairment
Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. The Group has recognised an impairment charge of $2,799.2 million in the period. This impairment charge reflects our trading performance and the macro-environment when compared to the original projections produced at the time of the HPE Software business acquisition, which was exacerbated by the impact of COVID-19. This charge is a non-cash item and does not impact the cash generated by the business in the period which has remained strong.

IFRS 16 “Leases”
The Group adopted IFRS 16 “Leases” on November 1, 2019 on a modified retrospective basis. As a result the 12-months ended October 31, 2019 and 18-months ended October 31, 2018 continue to be reported under the previous accounting standard IAS 17 “Leases”. Under IAS 17 the cost of leasing assets depended on whether a lease was classified as an operating lease or a finance lease. For operating leases the cost was recorded as a rental expense in operating costs and for finance leases the cost was recognised as depreciation and interest in operating costs. Under IFRS 16 all leases are treated in the manner of IAS 17 finance leases. As a result the depreciation and interest expense for leases is significantly higher in the 12-months ended October 31, 2020 than in the comparative periods, with a similar reduction in rental expenses.

Cost of sales
Cost of sales decreased by $87.2 million, or 11.0% to $702.7 million in the 12-months ended October 31, 2020 as compared to $789.9 million in the 12-months ended October 31, 2019.

The costs in this category predominantly relate to our consulting and helpline support operations and amortization of acquired technology intangibles.

The amortization of intangible purchased technology costs decreased by $9.9 million from $200.1 million in the 12-months ended October 31, 2019 to $190.2 million in the 12-months ended October 31, 2020 primarily due to the amortization of certain intangibles, acquired with The Attachmate Group acquisition in 2015, ending in the period.

Exceptional items decreased by $8.6 million from $12.6 million in the 12-months ended October 31, 2019 to $4.0 million in the 12-months ended October 31, 2020. Exceptional items are discussed later in this section.

After excluding the above, the remaining reduction in costs of sales relates primarily to reduced consultancy costs in line with revenue fall ($19.6 million), IT costs fall ($14.5 million), employee related costs fall in line with revenue fall ($9.6 million) and lower travel costs due to COVID-19 restrictions ($7.6 million).

Selling and distribution costs
Selling and distribution costs decreased $112.7 million, or 9.2% to $1,112.1 million in the 12-months ended October 31, 2020 as compared to $1,224.8 million in the 12-months ended October 31, 2019.

The amortization of intangible trade names and customer relationships decreased by $41.7 million from $455.6 million in the 12-months ended October 31, 2019 to $413.9 million in the 12-months ended October 31, 2020, primarily due to the amortization of certain intangibles, acquired with The Attachmate Group acquisition in 2015, ending in the period.

Bad debt expense decreased by $20.8 million from $16.0 million in the 12 months ended October 31, 2019 to a credit of $4.8 million in the 12-months ended October 31, 2020, primarily due to debt collection work in the period.

Exceptional items increased by $4.5 million from $8.4 million in the 12-months ended October 31, 2019 to $12.9 million in the 12-months ended October 31, 2020. Exceptional items are discussed later in this section.

After excluding the above, the remaining reduction in selling and distribution costs relates primarily to lower travel costs due to COVID-19 restrictions ($23.7 million), employee related costs reduction ($6.8 million) and a reduction in the use of consultants mainly in licence verification activities ($9.5 million).

Research and development expenses
Research and development expenses increased by $22.4 million, or 4.6% to $513.6 million in the 12-months ended October 31, 2020 as compared to $491.2 million in the 12-months ended October 31, 2019.

Exceptional items increased by $1.4 million from a credit of $0.5 million in the 12-months ended October 31, 2019 to a charge of $0.9 million in the 12-months ended October 31, 2020. Exceptional items are discussed later in this section.

The remaining increase in research and development expenses relates primarily to an increase in IT costs of $13.7 million and to the impact of IFRS16 which increased the depreciation charge recognised in the year ended October 31, 2020 by $3.1 million compared to the rental expensed recognised in the year ended October 31, 2019.

Administrative expenses
Administrative expenses increased by $2,713.2 million, or 437.0% to $3,334.0 million in the 12-months ended October 31, 2020 as compared to $620.8 million in the 12-months ended October 31, 2019.

The primary driver of this increase is the goodwill impairment of $2,799.2 million discussed above. After excluding this, administrative expenses decreased by $86.0 million period-on-period.

Exceptional items, excluding the goodwill impairment, decreased by $79.1 million from $273.7 million in the 12-months ended October 31, 2019 to $194.6 million in the 12-months ended October 31, 2020. Exceptional items are discussed later in this section.

The amortization of intangible purchased software increased by $12.4 million from $34.1 million in the 12-months ended October 31, 2019 to $46.5 million in the 12-months ended October 31, 2020, primarily due to the accelerated amortization of certain legacy software that will be replaced by the single IT platform (“Stack C”).

Share-based compensation costs decreased by $51.8 million from $68.8 million in the 12-months ended October 31, 2019 to $17.0 million in the 12-months ended October 31, 2020 due to vesting of certain ASG share options in the previous period.

Foreign exchange movements relating to derivative financial instruments have decreased by $28.7 million from a gain of $6.9 million in the 12-months ended October 31, 2019 to loss of $21.8 million in the 12-months ended October 31, 2020. Other foreign exchange movements have increased by $10.3 million from a loss of $18.2 million in the 12-months ended October 31, 2019 to loss of $7.9 million in the 12-months ended October 31, 2020.

Operating (loss)/profit
In the 12-months ended October 31, 2020, the Group generated an operating loss of $2,661.4 million, which represents a decrease of 1,300.5%, $2,883.1 million on the $221.7 million for the 12-months ended October 31, 2019. The single largest component of the operating loss decrease in the 12-months ended October 31, 2020 related to a goodwill impairment charge of $2,799.2 million. This is included within exceptional costs, which is discussed further below. Explanations of the remaining major underlying movements in the reported operating profit decline have been included in the revenue and cost discussions above.

In addition, the amortization of intangible assets decreased from $716.5 million in the 12-months ended October 31, 2019, to $674.1 million in the 12-months ended October 31, 2020, related primarily to the amortization of certain intangibles, acquired with The Attachmate Group acquisition in 2015, ending in the period. The main components of this reduction are included in the discussion on cost by category above.

Exceptional items (included within operating profit)

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
Exceptional items	$m	$m	$m
MF/ HPE Software business integration related:
System and IT infrastructure costs	100.6	126.3	114.4
Integration costs	52.0	119.6	147.6
Severance	28.3	32.1	129.1
Property costs	3.6	16.3	29.9
MF/ HPE Software business integration-related costs	184.5	294.3	421.0
HPE Software business acquisition / pre-acquisition costs	-	(3.9)	70.1
Integration in respect of previous acquisitions	-	-	17.0
Other acquisition costs	0.2	5.4	-
Property costs relating to previous acquisitions	-	-	8.2
Divestiture gain on Atalla	-	(3.7)	-
Severance costs relating to previous acquisitions	-	-	0.6
Pre-disposal costs in relation to SUSE	-	-	21.3
Restructuring property costs	11.6	-	-
Restructuring severance	5.4	-	-
Other costs	10.7	2.1	-
	212.4	294.2	538.2
Goodwill impairment	2,799.2	-	-
Total exceptional costs (reported in Operating (loss)/profit)	3,011.6	294.2	538.2

In the 12-month period ended October 31, 2020, exceptional costs totaled $3,011.6 million, of which $2,799.2 million related to impairment of goodwill. Excluding this impairment charge, exceptional costs predominantly relate to the integration of the HPE Software business. The costs incurred in the year include:

-	System and IT infrastructure costs of $100.6 million principally reflect the IT migration of the Micro Focus business onto a single IT platform, (“Stack C”);
-	Integration costs of $52.0 million across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;
-	Severance costs of $28.3 million in relation to on-going headcount reductions as we continue to remove duplication and streamline the continuing operations; and
-	Property costs of $3.6 million as the Group continues the process of simplifying the real estate footprint.

The remaining costs of the HPE business integration primarily relate to the Stack C program. In the year, we have made good progress in delivering this program despite the substantial impact COVID-19 has had on the delivery of this project. At the date of this report, a substantial number of the workforce have transitioned to the new stack with the remaining employees transferring later in FY21. The remaining cost of the program is estimated to be circa $80 million and will be incurred in FY21.

In addition, the Group incurred costs of $10.7 million associated with the Strategic & Operational Review, included in other costs. These costs reflect third party advisor fees in relation to the review of the business, potential strategic options available and implementation of these initiatives.

Net finance costs
Net finance costs were $279.0 million in the 12-month period ended October 31, 2020, compared to $255.8 million in the 12-month period ended October 31, 2019. Finance costs predominantly relate to interest on the term loans put in place as part of the transaction to acquire the HPE Software business. In addition, included within the net finance costs is $58.0 million in relation to the amortisation of facility costs and original issue discounts, which were paid on initiation of the term loan.

The majority of the increase in net finance costs was caused by bank interest received reducing by $13.9 million period-on-period. Interest income in the 12-month period ended October 31, 2019 was earned in respect of cash held following the $2.53 billion disposal of SUSE, prior to returns to shareholders. The remainder of the increase reflects the change in interest rates as a result of the refinancing activities undertaken by the Group in the current financial period.

In May 2020, the Group successfully refinanced its $1.4 billion term loan due for repayment in November 2021. The successful completion of this refinancing was particularly pleasing given the strong demand for the Group’s debt, at a time of significant macro-economic uncertainty. The offering was substantially oversubscribed with approximately $2.5 billion in the order book at closing. As part of the refinancing the Group also elected to repay $143.0 million of the original term loan facility, which partially offset the increased interest expense.

As a result of the refinancing initiatives, there are no maturity dates on Group facilities prior to June 2024. Following the adoption of IFRS 16 on November 1, 2019, finance costs also include a modest amount of interest in relation to capitalized leases.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spinco, Inc. (the investment company used to acquire the HPE Software business) from October 19, 2017 to September 30, 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.95% and receives one-month US dollar LIBOR.

Taxation
The Group’s reported a tax charge for the 12-months ended October 31, 2020 of $34.2 million (12-months ended October 31, 2019: credit of $16.0 million). The difference between the actual tax charge and the expected tax charge at the statutory rate is primarily due to the impairment of goodwill, which is, in the majority, non-taxable.

(Loss)/profit after tax from continuing operations
The loss after tax from continuing operations was $2,974.6 million in the 12-months ended October 31, 2020, compared to a loss after tax from continuing operations of $18.1 million in the 12-months ended October 31, 2019.

Profit from discontinued operation
The profit from discontinued operation of $5.1 million related to conclusion of the working capital settlement and adjustments in respect of income tax balances owed in respect of pre-transaction periods on the disposal of the SUSE business. The profit from discontinued operation of $1,487.2 million in the 12-months ended October 31, 2019, reflected the profits generated from the SUSE portfolio of $28.7 million in the period to March 15, 2019 together with the profit on the sale of SUSE of $1,458.5 million when sold on March 15, 2019.

Earnings per share
The table below sets out the Earnings per Share (“EPS”). The Group is also required to present EPS for both the continuing and discontinued operations.

	12 months ended October 31, 2020		12 months ended October 31, 2019		18 months ended October 31, 2018
	Basic Cents	Diluted[1] Cents	Basic Cents	Diluted [1] Cents	Basic Cents	Diluted Cents
Continuing operations	(886.15)	(886.15)	(4.87)	(4.87)	181.91	176.92
Discontinued operation	1.52	1.52	393.37	389.16	19.79	19.25
Total EPS	(884.63)	(884.63)	388.50	384.35	201.70	196.17

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12-months ended October 31, 2020 ($2,974.6 million) and 2019 ($18.4 million), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

In the 12-months ended October 31, 2020, the Group generated a Basic EPS from continuing operations of (886.15) cents. This compares to (4.87) cents in the 12 months ended October 31, 2019. The decrease was primarily driven by the lower overall continuing earnings as previously explained.

Consolidated statement of financial position as at October 31, 2020 and October 31, 2019

Summarized Consolidated statement of financial position

The Group’s Consolidated statements of financial position are presented in the Consolidated financial statements in item 18. Summarized versions are presented below.

	October 31, 2020	October 31, 2019
	$m	$m
Non-current assets	9,605.0	12,846.7
Current assets	1,541.8	1,448.1
Total assets	11,146.8	14,294.8

Current liabilities	1,788.3	1,802.0
Non-current liabilities	6,143.4	6,216.5
Total liabilities	7,931.7	8,018.5
Net assets	3,215.1	6,276.3

Capital and reserves
Total equity attributable to owners of the parent	3,215.1	6,275.0
Non-controlling interests	-	1.3
Total equity	3,215.1	6,276.3

The discussions for the Consolidated statement of financial position as at October 31, 2019 as compared to the October 31, 2018 can be found in Items 5.A of the Group’s Annual Report on Form 20-F for the 12-months ended October 31, 2019 which is available at https://www.microfocus.com/en-us/investors/investor-download-centre and has been filed with the SEC.

The net assets of the Group have decreased by $3,061.2 million from $6,276.3 million to $3,215.1 million between October 31, 2019 and October 31, 2020.  In the period, the key movements were as follows:

•          Non-current assets decreased by $3,241.7 million to $9,605.0 million primarily due the impairment of the Group’s goodwill of $2,799.2 million recognised in the period, as well as $674.1 million resulting from the annual amortisation charge on intangible assets. These reductions are partially offset by the recognition of $207.2 million of right-of-use assets as a result of the adoption of IFRS 16 ‘Leases’ during the period. (see note 10 “Goodwill” of the Consolidated financial statements” in Item 18)

•          Current assets increased by $93.7 million to $1,541.8 million driven by an increase in cash and cash equivalents of $381.5 million, which was offset by a reduction in trade and other receivables of $301.5 million. Trade and other receivables decreased due to a reduction of aged receivables of $225.0 million. The reduction in aged receivables has been a continuing key focus of the finance team in the financial year. The increase in cash and cash equivalents is the result of the cash collected from trade and other receivables and actions taken during the period to retain cash so as to maximize the Group’s resilience to any financial risks resulting from the on-going COVID-19 pandemic including the cancellation of the 12-month period ended October 31, 2019 final dividend and the decision to not pay an interim dividend for the current period.

•          Current liabilities decreased by $13.7 million to $1,788.3 million, primarily due to a $107.5 million reduction in trade and other payables, offset by an increase in lease obligations of $70.4 million as a result of the adoption of IFRS 16 and an increase of $21.4 million in short-term borrowings; and

•          Non-current liabilities decreased by $73.1million to $6,143.4 million, primarily due to a $146.0 million reduction in current and deferred tax liabilities, a decrease in borrowings of $51.8 million, and a decrease of $32.7 million of contract liabilities, offset by an increase in lease obligations of $156.5 million as a result of the adoption of IFRS 16 and a $41.4 million increase in the derivative liability.

•              Total equity attributable to the owners of the parent decreased by $3,059.9 million from $6,275.0 million to $3,215.1 million, driven primarily by the $2,969.5 million of loss for the period, including the $2,799.2 million impairment of goodwill.

Foreign currency fluctuations
The Group’s reporting currency is the US dollar however, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in results from one period to the next, the Group has adopted the practice of analyzing results on an as reported basis and in constant currency.

The Group uses US dollar based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The table below has been presented on a constant currency basis and is for continuing operations only to show the impact of currency fluctuations on the revenue of the Group:

	12 months ended October 31, 2020	12 months ended October 31, 2019	Period-on- period change constant currency	Period-on- period change actual currency
	$m	$m	%	%
Constant currency revenue:
Licence	646.5	799.2	(19.1)%	(19.2)%
Maintenance	1,921.2	2,050.0	(6.3)%	(6.6)%
SaaS & other recurring	245.5	278.4	(11.8)%	(12.2)%
Consulting	188.4	215.3	(12.5)%	(13.5)%
Constant currency revenue before haircut	3,001.6	3,342.9	(10.2)%	(10.5)%
Deferred revenue haircut	(0.6)	(6.8)	(91.2)%	(91.2)%
Constant currency revenue	3,001.0	3,336.1	(10.0)%	(10.4)%
Currency impact	-	12.3	n/a	n/a
Total Revenue	3,001.0	3,348.4	(10.4)%	(10.4)%

As shown in the table the impact of currency fluctuations in the 12-months ended October 31, 2020 was limited.

The most important foreign currencies, other than the US dollar for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen and in the 12-month period ended October 31, 2020 also the Indian Rupee and Chinese Yuan. The exchange rates used and movements in these rates period-on-period are as follows:

	12 months ended October 31, 2020	12 months ended October 31, 2019	Period- on- period change	31 October 2020	31 October 2019	Period- on- period change
	Average	Average	%	Closing	Closing	%
£1 = $	1.28	1.27	0.8%	1.30	1.29	0.8%
€1 = $	1.13	1.12	0.9%	1.17	1.12	4.5%
C$ = $	0.74	0.75	(1.3)%	0.75	0.76	(1.3)%
ILS = $	0.29	0.28	3.6%	0.29	0.28	3.6%
INR = $	0.01	n/a	-	0.01	n/a	-
CNY = $	0.14	n/a	-	0.15	n/a	-
100 JYP = $	0.93	1.10	(15.5)%	0.96	1.08	(11.1)%

Sensitivity analysis relating to foreign exchange can be found in note 24 “Financial Instruments” of the Consolidated financial statements in Item 18.

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries into its reporting currency, US Dollar. The Group’s primary balance sheet translation exposures are noted in the Exposure analysis below. These exposures are kept under regular review with the Group treasury function providing reporting to the Treasury Risk committee and the Audit committee.

Group borrowings are denominated in US dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Groups operations used to service those borrowings. The May 2020 debt refinancing included an additional proportion of Euro debt and a reduction in US dollar debt which is intended to better match the currency profile of the groups debt with the cash flows used to service that debt (note 18 “Borrowings” of the Consolidated financial statements in Item 18).

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group’s reporting currency of US dollars. As at October 31, 2020 two net investment hedges totaling €1.05 billion have been designated using non-derivative Euro debt instruments to minimize the volatility in shareholder’s equity arising from foreign currency translation (there were no net investment hedges as at October 31, 2019). As a result of the Group’s net investment hedging foreign exchange losses of $58.7 million have been recognised in equity in the 12-months ended October 31, 2020 (12-months ended October 31, 2019: nil). Further details on the Group’s net investment hedging is included in note 24 “Financial Instruments” of the Consolidated financial statements in Item 18.

Item 5. B.	Liquidity and capital resources

Item 5. B. 1.	Information regarding the Group’s liquidity

Our principal ongoing uses of cash are to meet working capital requirements, to fund debt obligations, to finance our capital expenditures and acquisitions and to pay dividends to shareholders. The board continues to target a leverage1 of 2.7x Adjusted EBITDA2. The current leverage1 remains above this level, due to on-going investments we are making in the business. The Group intends to reduce leverage1 back to this level in the medium term and will balance debt repayments and equity returns in the short term to deliver on this.

The Group’s operations are diversified across a number of currencies. Changes in foreign exchange rates are monitored and exposures regularly reviewed and actions taken to review exposures where necessary. The Group has significant committed facilities in place, the earliest of which matures in June 2024 and sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital.

In March 2020, given the increased macro-economic uncertainty as a result of the COVID-19 pandemic, as a precautionary measure, the directors withdrew their recommendation for the payment of a final dividend of 58.33 cents per share in respect of the 12-month period ended October 31, 2019.  Similarly, no dividend was paid in respect of the six months to April 30, 2020. The decision to not pay these dividends has resulted in an increase in available liquidity compared to the payments that would otherwise have been made under the Group’s existing dividend policy.

As at October 31, 2020, cash and cash equivalents were $737.2 million. The company also has a $350.0 million Revolving Credit Facility (which is undrawn as at October 31, 2020). In addition, as a public listed company Micro Focus has access to equity capital markets for fund raising if required. There are no current plans to issue additional equity.

The directors believe that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next 12 months.

The discussions for the Group’s liquidity and capital resources for the 12-months ended October 31, 2019 compared to the 18-months ended October 31, 2018 can be found in Items 5.B of the Group’s Annual Report on Form 20-F for the 12-months ended October 31, 2019 which is available at https://www.microfocus.com/en-us/investors/investor-download-centre and has been filed with the SEC.

1Leverage is defined as the ratio of Net debt to Adjusted EBITDA. Net debt is defined in Item 3.D.
2Adjusted EBITDA is defined in Item 3.D.

12 months-ended October 31, 2020 compared to the 12-months ended October 31, 2019

Cash flows from operating activities
Net cash generated from operating activities increased by $16.4 million, or 2.5%, to $678.2 million in the 12-months ended October 31, 2020 as compared to $661.8 million in the 12-months ended October 31, 2019.

This increase period-on-period is primarily due to an increase of $26.5 million in cash generated from operations, a reduction of $20.0 million of interest payments and a reduction of $17.8 million of tax payments, offset by an increase in bank loan costs of $47.9 million.

The increase period-on-period of $26.5 million in cash generated from operations arises primarily from a $121.6 million decrease in operating profit, after excluding the $2,799.2 million goodwill impairment charge, offset by a period-on-period movement in working capital inflow of $153.8 million.

The period-on-period movement in cash flows from working capital of $153.8 million result from the working capital inflow in the 12-months ended October 31, 2020 being $32.6 million, compared with a $121.2 million outflow in the 12-months ended October 31, 2019. This was primarily caused by a period-on-period increase in working capital of $79.0 million in trade and other receivables, $45.0 million from a reduction in the outflows from trade and other payables and $21.1 million from the utilization of provisions. The trade receivables inflow was as a result of reduced trading and improvements in the collection of trade receivables. During the period overdue and current trade receivables reduced by $93.2 million and $131.8 million respectively.

Cash flows from investing activities
Net cash from investing activities decreased by $2,171.3 million to an outflow of $89.2 million in the 12-months ended October 31, 2020 as compared to net cash inflow from investing activities of $2,082.1 million in the 12-months ended October 31, 2019.

Excluding the net cash received from the disposal of the SUSE business of $2,473.5 million, tax paid on the divestiture gain of $264.6 million and a decrease in net cash divested of $18.7 million in the 12-months ended October 31, 2019 the net cash outflow from investing activities decreased by $56.3 million. This was due to a decrease of $81.8 million of payments for acquisitions which offset a decrease of $24.2 million in interest received.

Cash flows used in financing activities
Net cash used in financing activities decreased by $2,809.1 million to $198.2 million in the 12-months ended October 31, 2020 as compared to $3,007.3 million in the 12-months ended October 31, 2019.

This decrease in net cash used in financing activities of $2,809.1 million is primarily due to:

•
Returns of Value to shareholders of $1,800.0 million, associated expenses of $1.0 million, share buy-backs and related expenses of $544.7 million and dividend payments of $439.2 million in the 12-months ended October 31, 2019 were not repeated in the 12-months ended October 31, 2020. There were no dividend payments in the 12-months ended October 31, 2020;

•
a net decrease in bank borrowing repayments of $113.7 million, being a net repayment of $98.9 million in the 12-months ended October 31, 2020 and net repayments of $212.6 million in the 12-months ended October 31, 2019;

•
payments for leases increased by $67.2 million from $12.9 million in the 12-months ended October 31, 2019 to $80.1 million in the 12-months ended October 31, 2020 as a consequence of the adoption of IFRS 16.

•
in the 12-months ended October 31, 2020 these was a payment of $21.8 million relating to the settlement of a foreign exchange rate derivative taken out to satisfy the final October 31, 2019 dividend proposed that was subsequently cancelled.

Contractual Commitments

Bank Borrowings

	October 31, 2020	October 31, 2019	October 31, 2018
	$m	$m	$m
Bank loan secured	4,733.2	4,775.0	4,996.9
Unamortized prepaid facility arrangement fees and original issue discounts	(92.9)	(104.3)	(151.0)
	4,640.3	4,670.7	4,845.9

The carrying value for borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. The remaining unamortized fees of $92.9 million have a remaining period of amortisation of three years.  Long-term borrowings have a drawn value of $4,733.2 million before unamortized prepaid facility fees (2019: $4,775.0 million).

Short-term borrowing of $34.2 million represents capital repayments falling due on the Group borrowings within one year less unamortized prepaid facility arrangement fees and original issue discounts of $12.8 million.

On May 29, 2020, the Group announced that it had successfully priced and allocated a €600.0 million and a $650 million senior secured term loan. The new five-year facilities, along with $143.0 million of existing cash reserves, were used by the Group to fully refinance its existing senior secured term loan B due November 2021 and pay associated fees and expenses.

On September 3, 2020, the Group announced that it had successfully extended its revolving credit facility and reduced the size from $500.0 million to $350.0 million. The Group also confirmed that it had repaid the $175.0 million previously drawn during the year as a precautionary measure in response to the COVID-19 outbreak, resulting in a balance outstanding of $nil. These actions resulted in a reduction in the Group’s gross debt and the borrowing costs associated with the revolving credit facility. The remaining prepaid facility fees of $4.5 million to be amortized were expensed in the period and new fees of $1.8 million were capitalized for the new arrangement.

Following these refinancing activities, the Group’s earliest debt maturity is in June 2024.

The following facilities were drawn as at October 31, 2020:

•
The €600 million (equivalent to $700.3 million) senior secured five-year term loan B-1 issued by MA FinanceCo., LLC., maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

•
The $368.2 million senior secured seven-year term loan B-3 issued by MA FinanceCo., LLC., maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

•
The $650.0 million senior secured five-year term loan B-4 issued by MA FinanceCo., LLC., , maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

•
The $2,486.3 million senior secured seven-year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €452.8 million (equivalent to $528.4 million) senior secured seven-year term loan B issued by MA FinanceCo., LLC., maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn at October 31, 2020:

•
A senior secured revolving credit facility of $350.0 million ($nil drawn), (“Revolving Facility”), with an interest rate of 3.50% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At October 31, 2020, $nil of the Revolving Facility was drawn (31 October 2019: $nil), together with $4,733.2 million of term loans giving gross debt of $4,733.2 million drawn.

There are no financial covenants on the Group’s term-loan borrowing facilities. The Revolving Facility is subject to a single financial covenant, being an aggregate net leverage1 covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.  Throughout the year the applicable covenant threshold was 4.35x, however no test was applicable at October 31, 2020 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This covenant is not expected to inhibit the Group’s future operations or funding plans.

The Group’s borrowing arrangements include annual repayments of 1% of the initial par value for the B-3, Seattle Spinco and Euro term B loans and 2.5% of the initial par value for the B-1 and B4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity. In addition, the borrowing arrangements require additional debt repayments where the Group’s net leverage1 exceeds 3.00x, when 25% of excess cash flow for the prior year is required to be paid, and 3.30x, when 50% of excess cash flow for the prior year is required to be paid.

1See Item 5.B.1 for definition of leverage.

The movements on the Group loans in the year were as follows:

	term loan B-1 EUR	term loan B-2 USD	term loan B-3 USD	term loan B-4 USD	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2018	-	1,503.8	382.1	-	2,580.5	530.5	-	4,996.9
Repayments	-	(89.1)	(13.9)	-	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	-	-	(9.3)	-	(9.3)
At October 31, 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0

At November 1, 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0
Draw downs	665.8	-	-	650.0	-	-	175.0	1,490.8
Repayments	-	(1,414.7)	-	-	-	-	(175.0)	(1,589.7)
Foreign exchange	34.5	-	-	-	-	22.6	-	57.1
At October 31, 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis, which therefore, differs from both the carrying value and fair value, is as follows:

As at October 31, 2020:

	term loan B-1 EUR	term loan B-3 USD	term loan B-4 USD	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m
Within one year	49.0	11.0	50.3	74.6	16.9	1.8	203.6
In one to two years	52.6	12.4	53.5	82.7	21.5	1.5	224.2
In two to three years	47.4	14.6	48.6	98.4	21.3	-	230.3
In three to four years	46.6	369.7	47.8	2,496.5	527.1	-	3,487.7
In four to five years	642.8	-	599.2	-	-	-	1,242.0
At October 31, 2020	838.4	407.7	799.4	2,752.2	586.8	3.3	5,387.8

	Less than 1 year	1-3 years	3-5 years	Total
	$m	$m	$m	$m
Debt principal repayment	34.2	128.2	4,570.8	4,733.2
Interest payment on debt	169.4	326.3	158.9	654.6
At October 31, 2020	203.6	454.5	4,729.7	5,387.8

As at October 31, 2019:
	term loan B-2	term loan B-3	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	61.6	17.0	114.6	14.1	1.9	209.2
In one to two years	61.5	16.9	114.3	14.6	1.9	209.2
In two to three years	1,419.8	18.5	124.1	19.3	1.6	1,583.3
In three to four years	-	20.6	139.4	19.1	-	179.1
In four to five years	-	373.5	2,522.6	503.6	-	3,399.7
At October 31, 2019	1,542.9	446.5	3,015.0	570.7	5.4	5,580.5

	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	-	4,775.0
Interest payment on debt	209.2	360.8	235.5	-	805.5
At October 31, 2019	209.2	1,792.5	3,578.8	-	5,580.5

Leases
The Group has additional contractual commitments for capital expenditure in the form of leases which are disclosed in Item 5.F of this Annual Report on Form 20-F, no additional financing is anticipated to be required to meet these commitments.

Item 5. B. 2.	Derivative financial instruments.

Information on the type of financial instruments used and the Group’s treasury policies and objectives in terms of the manner in which treasury activities are controlled are included in note 24 “Financial Instruments” of the Consolidated financial statements included in item 18.

Information on the currency and interest rate structure and maturity profile of debt are included in Item 5.B.1 above.

The Group’s cash and cash equivalents was held in the following currencies as at October 31, 2020:

$m
US dollar	529.5
Euro	49.6
British Pound	36.4
Indian Rupee	26.4
Japanese Yen	14.3
Russian Rouble	13.1
Canadian Dollar	10.3
Australian Dollar	9.0
South African Rand	6.9
Other	41.7
737.2

Item 5. B. 3.	Material capital expenditure commitments.

The Group has no material capital expenditure commitments at October 31, 2020.

Item 5. C.	Research and development, patents and licenses, etc.

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

Factors and Trends that affect our Results of Operations

A discussion on the technology trends which are impacting the Group’s operations is included in Item 4.B.2 under the heading technology trends.

The main changes in the Group’s products and services expected in the coming year are described in Item 4.B.1 under the heading “Transition to SaaS and Subscription” and in Item 4.B.5 under the heading “Capturing Growth: Security and Big Data”.

The main trends in the Group revenues and costs in the 12-months ended October 31, 2020 and actions taken in relation to these trends are discussed in the revenue commentary in Item 5.A.

Update on our three-year plan

The Group’s strategy is to deliver shareholder returns through sustainable free cash flow generation. As part of our Strategic  & Operational Review performed in the 12-month period ended October 31, 2019 we announced our strategic initiatives which, combined with existing programs, are designed to deliver on our strategic vision for the 12-months ended October 31, 2023  and create a business which is more efficient, agile and better aligned to our customers’ value proposition. Our strategic vision was set in the months preceding the COVID-19 pandemic and as a result the execution of these initiatives is now being balanced with the new risks and opportunities which have arisen due to COVID-19 such that we adapt our approach as required to deliver against our goals.

The three-year ambition we set was to deliver stable revenues, Adjusted EBITDA1,2 margins towards the mid-40s percent, and be able to generate at least $700m of free cash flow3 annually.

These targets were set prior to COVID-19 and given the on-going situation and associated uncertainty we remain unable to predict the magnitude and duration of the impact COVID-19 will have. The resulting macro-economic impacts are likely to delay the achievement of these specific objectives, but the principles of revenue stabilization and margin expansion, in order to deliver strong and sustainable levels of free cash flow, remain the aim for FY23 and beyond.

In pursuit of this plan, our main initiatives are focused on two key objectives. Firstly, evolving our business model to ensure we continually assess and address customer needs and adapt to changes in the market to deliver value and capture growth opportunities, these are discussed in Items 4.B.1 and 4.B.5 as referenced above. Secondly, delivering operational excellence through business process and infrastructure simplification with a relentless focus on improving levels and consistency of execution.

Overall, there was solid progress made in the period.

The Group’s strategic initiatives to deliver this are:

Evolving our business model
We deliver mission critical technology that helps power the digital economy. This means we serve a central role in thousands of core strategic and operational functions within our customers’ business operations.

In doing this we take a differentiated approach focused on supporting our customers’ need to both run and transform their businesses simultaneously in support of their digital transformation programs. This means delivering innovation that enables customers to leverage existing investments to exploit new use cases or address new threats.

Our pragmatic approach supports customers in balancing agility, cost and risk by bridging their existing investments with the newest technology and helping ensure resources are deployed against the areas of highest return.

The key initiatives in evolving our business model are:

•
Delivering innovation: We need to invest more in our growth. Evolve the operating model to improve the visibility of our product strategies and drive more differentiation with increased investment in Security and Big Data, (see Item 4.B.5.)

•	SaaS and Subscription: We need to accelerate the transition to SaaS and Subscription to better align to the market opportunity where these models are becoming the de facto standard, (see Item 4.B.1.)

Operational excellence:

•	Go-To-Market: Transform our Go-To-Market function in order to improve our sales effectiveness, (see Item 4.B.5.)

•
Complete core systems: Complete the core systems and operational simplification work to deliver a robust and efficient operating platform. (see Improving infrastructure: completion of simplification programs below).

Improving infrastructure: completion of simplification programs

We continue to execute multiple programs to deliver improved operational effectiveness and agility. These programs are advanced and the key project to complete remains the migration to one set of core IT systems.

Digital transformation programs on this scale are inherently complex, in this instance made even more by COVID-19 presenting the unique challenge of having to execute the program with fully remote internal and system integration partner teams.

On January 13, 2021, we began to transition employees to our new IT infrastructure which is an important milestone for the Group, but the work ahead remains significant, impacting every employee and our core business processes. This migration will happen in two phases, one now and the second in the summer, followed by the period of familiarization and stabilization typical in any global IT project.

The priority for FY21 is to complete this transition as effectively as possible with minimum disruption to day to day operations. When complete and embedded this will provide the foundation for capturing operational improvements and efficiencies evident and achievable in the business. The completion will also be an important step culturally, facilitating closer alignment of our operations, regardless of heritage company, enabling our people to work more effectively and productively as one team focused on improving our business and delivering a much smoother and richer experience for our customers.

The impact of COVID-19 has also presented opportunities for us to re-evaluate how and where we work. Not only the dynamic of home working versus office working, but also how and where key business processes are executed. This, combined with our systems work outlined above, presents additional opportunities to further improve efficiencies into the future. We will carefully consider each opportunity, in particular whether the future efficiencies and benefits outweigh the additional one-off costs in the short-term and will proceed where we see the opportunity to generate longer-term value.

The principal risks in relation to these strategic initiatives are discussed in Item 3.D.

1 See definition of Adjusted EBITDA in Item 3.D

2 Adjusted EBITDA margin is Adjusted EBITDA as a percentage of actual revenue recorded in accordance with IFRS for the period.

3 Free Cash Flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases. This is presented as management believe it is important to the understanding of the Group’s Cash flow.

Item 5. E.	Off-balance sheet arrangements.

The Group has no off-balance sheet arrangements.

Item 5. F.	Tabular disclosure of contractual obligations.

The following table summarizes the Group’s contractual obligations and other commercial commitments at October 31, 2020, as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on the Group’s liquidity and cash flow in future periods:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	34.2	128.2	4,570.8	-	4,733.2
Interest payments on debt	169.4	326.3	158.9	-	654.6
	203.6	454.5	4,729.7	-	5,387.8
Lease obligations	82.2	112.8	49.3	36.3	280.6
Purchase obligations	39.0	52.9	39.6	12.5	144.0
	324.8	620.2	4,818.6	48.8	5,812.4
The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of October 31, 2020.

Purchase obligations primarily include commitments for software licences. Purchase orders for the purchase of other goods and services are not included in the table, as the Group’s operating subsidiaries are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorizations to purchase rather than binding agreements.

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totaled $155.0 million as of October 31, 2020, which is net of pension assets of $148.3 million. The Group expects to be required to contribute approximately $3.0 million to its defined benefits plans during 2021. See note 22 “Pensions” of the Consolidated financial statements in Item 18.

Item 5. G.	Safe harbor.

Refer to the information set forth under the heading “Forward Looking Statements”.

Item 6.	Directors, Senior Management and Employees

Item 6. A.	Directors and senior management.

During the 12-month period ended October 31, 2020 our directors and senior management comprised the board of directors, and the following members of key management bodies who are not on the board of directors. Details of the membership of the board and the related board committees they were involved in are disclosed below.

Directors

Directors as at October 31, 2020 and committee membership:

Name	Role	Committee Membership
Greg Lock	Non-Executive Chairman	Nomination committee and Remuneration committee
Stephen Murdoch	Chief Executive Officer	Executive committee
Brian McArthur-Muscroft*	Chief Financial Officer	Executive committee
Karen Slatford	Senior Independent Director	Audit committee and Nomination committee
Richard Atkins	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Amanda Brown	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Lawton Fitt	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Sander van ’t Noordende	Independent non-executive director	Nomination committee and Remuneration committee
Robert Youngjohns	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
*As announced on January 8, 2021, Brian has notified the board of his intention to leave the Company.

Greg Lock - Chairman

Chairman since February 2020.

Before embarking on his adventures as a PLC Chairman Greg enjoyed 30 years at the IBM Corporation. There he served, inter alia, as assistant to the Chairman, a member of the IBM Worldwide Management Council, Governor of the IBM Academy of Technology and Global General Manager for Industrial Sector. In that role he had P&L responsibility for a $12 billion unit representing about 15% of the Corporation’s revenues.

In his second career he has been Chairman of FTSE listed Companies Orchestream, SurfControl, Kofax, UBM, Computacenter, and Deputy Chairman of Informa.

Greg holds an MA in Natural Sciences from Churchill College, Cambridge, where he is a Fellow and member of the Development Board. Greg, together with his wife, Rosie, have established a charitable foundation aimed, inter alia, at supporting education for the less privileged. Through the foundation they have endowed Lock Bursaries at Churchill aimed at supporting less financially advantaged state school pupils to pursue STEM subjects.

Stephen Murdoch – Chief Executive Officer

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

Prior to Micro Focus, Stephen spent seven years at Dell, first building Dell’s Global Infrastructure Consulting Services organization, and then leading its business in Europe, Middle East and Africa. Before Dell, Stephen had 17 years’ experience at IBM, latterly serving as Vice President, Communications Sector with responsibility for the entire telco, media, and utilities industry portfolio. During his IBM career, Stephen held a number of Global, EMEA and UK senior management roles with experience spanning software and services, storage, and enterprise systems.

Brian McArthur-Muscroft – Chief Financial Officer*

Brian is our Chief Financial Officer and a member of the Micro Focus board, positions he has held since February 21, 2019.

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

Brian was named as Business Week’s Finance Director of the Year in both 2013 and 2017, and the CBI’s FTSE 250 Finance Director of the Year in 2012. Brian holds a Law degree and qualified as a chartered accountant with PricewaterhouseCoopers in London.

* As announced on January 8, 2021, Brian has notified the board of his intention to leave the Company.

Karen Slatford - Senior Independent Director

Karen is a non-executive director of Softcat plc, Chair of AIM-listed Draper Esprit plc and a non- executive director at Accesso Technology Group plc. Prior to her current responsibilities, she held various roles at the board level since 2001 at a range of technology companies. Karen began her career at ICL before spending 20 years in Hewlett-Packard, where she headed up worldwide sales and marketing. Karen holds a BA Joint Honours degree in European Studies, French and Spanish from Bath University.

Richard Atkins - Independent non-executive director

Richard is Chairman of Acora, an IT Services outsourcing company and YSC, an international Leadership Development company. He has spent the majority of his career within the IT industry.

Previously, he was a director at Data Sciences where he led its MBO from Thorn EMI in 1991 and then managed its successful sale to IBM in 1996. His final role at IBM was as General Manager for IBM Global Services Northern Europe where he was also a member of the IBM worldwide senior leadership team. Since leaving IBM in 2005 he has acted as a non-executive director for several companies including Aon, Compel, Message Labs, Global Crossing, Morse and Easynet. Richard qualified as a Chartered Accountant with EY.

Amanda Brown - Independent non-executive director

Amanda is the Chief Human Resources Officer at Hiscox Ltd, a FTSE 250 business and specialist insurer with offices in 14 countries.

Amanda has more than 20 years of international HR experience in a variety of industries, including consumer goods, leisure, hospitality, and financial services. Prior to Hiscox, Amanda held a number of leadership roles with Mars, PepsiCo, and Whitbread plc. She has expertise in human resources, remuneration strategy, and managing organizations through periods of significant change.

Lawton Fitt - Independent non-executive director

Lawton is an investment banker and a highly experienced corporate director. She currently serves on the boards of Ciena Corporation, The Progressive Corporation and The Carlyle Group, and was previously a non-executive director at ARM plc and Thomson Reuters. Lawton worked at Goldman Sachs for over 23 years in investment banking, equities and asset management, and for more than a decade she led the equity capital markets team, focused on technology companies. She was elected a Partner in 1994 and worked in the London and New York offices.

From 2002 to 2005 Lawton was the Secretary (Chief Executive Officer) of the Royal Academy of Arts in London and has served as a trustee for a number of not-for-profit organizations and foundations, including the Goldman Sachs Foundation and the Thomson Reuters Foundation. She received her undergraduate degree in European History from Brown University and her MBA from the Darden School of the University of Virginia.

Sander van ’t Noordende - Independent non-executive director

Sander joined the Micro Focus board in June 2020. He has had a 32-year career in Technology and Professional Services at Accenture, where he was a member of the Global Management Committee from 2006 to 2019. His last role in Accenture was Group Chief Executive of the Products Operating Group which serves clients in the consumer goods, retail, travel, life sciences and industrial & automotive industries. Before that he looked after Management Consulting, the Resources Operating Group and The Netherlands. He also served on the board of Avanade (an Accenture JV with Microsoft).

Sander is passionate about equality and belonging in the workplace, especially the LGBTI agenda. He has been recognised several times by the FT as one of the top 100 global LGBT+ Executives. He currently serves on the Board of Out & Equal (the world’s premier LGBT workplace equality organization).

He holds a Master’s degree in Industrial Engineering and Management Science from the Eindhoven University of Technology.

Robert Youngjohns - Independent non-executive director

Robert is a board member at a small number of growth companies in the technology sector and an operating executive at Marlin Equity Partners. Robert previously served as Executive Vice President and General Manager of HP Software at Hewlett Packard Enterprises (“HPE”). During his tenure at Hewlett Packard, Robert was a member of HP’s Executive Council, as well as a Senior Vice President.

Prior to his work at HPE, Robert was a Senior Vice-President of Microsoft and President of Microsoft North America. He has held senior leadership positions at Sun Microsystems and IBM. Robert holds a Master’s degree with honors in physics and philosophy from Oxford University.

Board members’ external commitments
Each of the non-executive directors confirms on appointment that they will devote sufficient time to meet what is expected of them in their role. They have each disclosed their other significant commitments and the time involved in these and advise the board of any changes.

One executive director has an external role.
Brian McArthur-Muscroft is a non-executive director of Robert Walters plc.

Senior Management

Senior Management as at October 31, 2020:

Name	Role
Paul Rodgers	Chief Operating Officer
Chris Livesey	Senior Vice President, Revenue Growth and Strategy
John Delk	Senior Vice President and General Manager of the Security Product Group
Raffi Margaliot	Senior Vice President and General Manager, Application Delivery Management Product Group
Genefa Murphy*	Chief Marketing Officer
Jane Smithard	Chief Legal Officer and Group General Counsel
Susan Ferguson	Chief Human Resources Officer & Senior Vice President Business Operations
Tom Goguen	Chief Product Officer and General Manager, IT Operations Management Product Group
Colin Mahony	Senior Vice President and General Manager, Vertica Product Group
Neil Fowler	Vice President and General Manager, AMC Product Group
Scott Richards	Vice President and General Manager of the Information Management & Governance (IM&G) Product Group
Suzanne Chase	Group Company Secretary and Head of Assurance
Nick Wilson	Worldwide President of Sales

Paul Rodgers - Chief Operating Officer

Paul Rodgers is the Chief Operating Officer for Micro Focus and has a proven track record of success with pioneering board-level strategies that facilitate transformations across complex business landscapes. Paul supports the businesses by identifying areas for innovation and guiding strategic changes that improve efficiencies, reduce cost and deliver large-scale growth.

Prior to this role, Paul served as the Business Operations and Integration lead for Micro Focus, where he was responsible for overseeing the successful integrations resulting from the company’s merger and acquisition activity. Paul joined Micro Focus in April 2008 as the Group HR Director, and prior to joining Micro Focus, Paul spent 17 years with IBM and four years as Managing Director of a successful Executive HR consultancy business with clients such as Dell, Unilever, Yahoo and Sainsbury’s.

Chris Livesey - Senior Vice President, Revenue Growth and Strategy

Chris Livesey is the Senior Vice President of Revenue Growth & Strategy, responsible for how we strengthen and innovate our engagement with customers, to enable their success and maximum return on investment.

Chris has over 25 years of experience in the technology industry, holding a number of executive leadership positions including sales, marketing, product development, and consulting. He holds a BSc (Hons) in Mathematics and Statistics and a Master’s degree in Software Engineering, both from the University of Glasgow.

John Delk - Senior Vice President and General Manager of the Security Product Group

John Delk is the Senior Vice President and General Manager of the Security Product Group at Micro Focus. Prior to this role, he served as Chief Marketing Officer and Chief Product Officer. John joined Micro Focus in 2014 as part of the acquisition of the Attachmate Group where he had served as Vice President of Product Management and Marketing for NetIQ. Prior to that, he spent seven years in various leadership positions at Novell in product management, sales, and services.

John has over 35 years of experience in the IT industry working for numerous other companies holding roles including Managing Partner at BearingPoint/KPMG Consulting and a Vice President at EDS. He holds a master’s degree in Computer Science from Georgia Institute of Technology and a bachelor’s degree from Furman University with a double major in Mathematics and Computer Science.

Raffi Margaliot - Senior Vice President and General Manager, Application Delivery Management Product Group

Raffi leads the Application Delivery Management product group within Micro Focus and has over two decades of experience driving business strategy, product development and delivering innovative technology solutions that solve customer problems.

Raffi was a founding engineer for what is now the Application Lifecycle Management platform and joined the company through the acquisitions of HPE Software business and HP’s acquisition of Mercury Interactive.

While at HPE, he held a number of general manager roles, including leading both the Enterprise Mobility and IT Management- as-a-Service business units. He holds both a bachelor’s and master’s degree in computer science from the Hebrew University of Jerusalem in Israel.

Genefa Murphy - Chief Marketing Officer*

Genefa Murphy is the Chief Marketing Officer for Micro Focus. Under Genefa’s leadership, the marketing and enablement teams drive global and regional programs across all Micro Focus product groups, support, and services. They ensure that customers, partners, and employees understand the value that the Micro Focus portfolio can bring to Digital Transformation. Her team is also responsible for developing positive momentum with analysts and media, contributing thought leadership within the enterprise technology domain, and helping solidify critical relationships with customers, partners, and prospects.

Genefa has more than 10 years’ experience across various disciplines in the field of technology from consulting, to product management and strategy. Previously, Genefa was the Global Vice President of Corporate Marketing and Enablement. Genefa holds a BSc in Business IT and a PhD in New Technology Adoption.

* Genefa left the business in January 2021

Jane Smithard - Chief Legal Officer and Group General Counsel

Jane has more than 25 years’ experience as a lawyer in the IT industry and software sector. She has worked with Micro Focus for over 20 years providing a wide range of commercial and corporate legal services, from leading the efforts through the 2005 IPO to driving the legal aspects of the group’s mergers, acquisitions and divestitures strategy including the acquisition of HPE Software business and divestiture of SUSE. Jane leads a team of approximately 60 lawyers and other professionals worldwide, the majority of whom are focused directly on supporting the Company’s commercial teams and business.

Jane qualified as a Barrister and was called to the Bar of England and Wales in 1982. She has a BA (Hons) in Law, a postgraduate diploma in European Law from King’s College, London, and is a Fellow of the Chartered Institute of Arbitrators.

Susan Ferguson - Chief Human Resources Officer and SVP Business Operations

Susan is our Chief Human Resources Officer & SVP Business Operations. She is responsible for leading the HR organization in addition to managing business operations across the organization including driving strategic initiatives.

Susan joined Micro Focus from Hewlett Packard Enterprise (HPE) Software in 2017 where she held the position of Vice President, Worldwide Indirect Sales. Previously Susan held the role of Vice President, Strategy & Planning, Chief of Staff to the EVP of HPE Software business and prior to that was Vice President Worldwide Alliances & Channels, Big Data. Susan was recognised among CRN’s Power 100 Women of the Channel during her tenure.

Before joining HPE, Susan was Vice President at Oracle Corporation and earlier at Sun Microsystems, where she led regional and global services, indirect sales and functional organizations. At Sun, Susan previously led global legal teams with responsibility for sales, marketing, channel, supply chain and anti-trust matters. Susan graduated with a LL.B Honours degree and is a qualified attorney and mediator.

Tom Goguen - Chief Product Officer and General Manager, IT Operations Management Product Group

Tom Goguen is currently the Chief Product Officer and General Manager of the IT Operations Management (ITOM) Product Group. Tom joined Micro Focus as part of the merger with the Software division of HPE. He joined HPE in 2016, and was responsible for developing and delivering the industry’s broadest set of IT operations management solutions for traditional IT, private, public, and hybrid cloud environments, including data center automation, network operations management, IT service management automation, hybrid cloud management, and automated monitoring, analysis, and remediation for IT operations.

Tom has more than 20 years of experience in product-line management and executive roles spanning engineering, product management, and marketing functions at Sun Microsystems, Apple, and BlackBerry.

Colin Mahony - Senior Vice President and General Manager, Vertica Product Group

Colin Mahony leads the Vertica Product Group for Micro Focus, spanning global GTM, Product Strategy, R&D, Professional Services and Support. Colin has led his team to deliver industry leading in-database machine learning capabilities and advanced analytics with the performance and scale needed to power the world’s most data driven enterprises. Colin is known for his industry thought leadership, technical expertise and business acumen.

In 2011, Colin joined HP through the Vertica acquisition and has since led the business. Prior to Vertica, Colin was a Vice President at Bessemer Venture Partners and before that he worked at Lazard Technology Partners. Earlier in his career, Colin was a Senior Analyst at the Yankee Group, serving as an industry analyst and consultant covering databases, BI, middleware, application servers, and ERP systems. Colin earned an MBA from Harvard Business School and a bachelor’s degree in Economics with a minor in Computer Science from Georgetown University.

Neil Fowler - Vice President and General Manager, AMC Product Group

Neil Fowler leads the Application Modernization and Connectivity (AMC) Product Group for Micro Focus. Neil joined Micro Focus in 1991 and played a key role in R&D as a technical architect in Enterprise Solutions. With significant experience of helping hundreds of customers deliver modernization projects he has been at the forefront of product architecture and strategy across COBOL, Mainframe Solutions, CORBA and Host Connectivity.

Over the past 25 years Neil has held a number of different leadership roles responsible for strategy, acquisition integration and product design and delivery. Prior to his current role, Neil was Vice President for Engineering in AMC. He has a degree in Physics and Computer Science from Brunel University.

Scott Richards - Vice President and General Manager of the Information Management & Governance (IM&G) Product Group

Scott Richards is the Vice President and General Manager of the Information Management & Governance (IM&G) product group at Micro Focus. Prior to this role, he served as the Vice President of Worldwide Engineering for the IM&G product group.

Scott joined Micro Focus in 2014 as part of the acquisition of the Attachmate Group where he served as Senior Director of Engineering as well as in several other leadership roles.

Scott has over 25 years of experience in the high-tech industry working for both startups and large corporations including leadership roles at 3Com and VP of Product Development and Marketing at Senforce Technologies. Scott holds a master’s degree in International Management from Thunderbird School of International Management at Arizona State University and a bachelor’s degree from Utah State University with a major in Marketing and a minor in Japanese.

Suzanne Chase – Group Company Secretary and Head of Assurance

Suzanne is Group Company Secretary and Head of Assurance. She is a solicitor with over 30 years expertise in M&A, governance, compliance, risk and assurance. Previous positions held have been Group General Counsel at Wickes plc, Group General Counsel and Company Secretary at The Big Food Group plc, General Counsel and Company Secretary at Morse plc, General Counsel and Company Secretary at Parity Group plc and Compliance Partner at King Sturge LLP (now part of JLL). She is a member of The Law Society of England and Wales. Suzanne is also a Fellow of the Royal Society of Arts, Manufactures and Commerce.

Nick Wilson - Worldwide President of Sales

Nick Wilson is the Worldwide President of Sales for Micro Focus. Nick leads our Sales, Services, Support and Customer Success teams worldwide and is responsible for delivering on our commitment to our customers’ success. Through his leadership the teams at Micro Focus are jointly focused on offering effective solutions that drive value, and delivering a positive, seamless, end-to-end customer experience.

Nick has spent more than 30 years in the IT industry, having held several senior leadership roles, including Managing Director for UK and South Pacific for HP/HPE, President & CEO of EMEA Outsourcing (the UK & Nordics business for CSC), Managing Director at UNISYS UK, and General Manager of IBM’s Global Services business in the UK, Ireland and South Africa. Through this broad experience across sales, services, support, education and software development, Nick understands the complexities and challenges companies face in the ever-changing and evolving business where technology is critical.

In addition to his corporate contributions, Nick is a passionate STEM ambassador and vocational education advocate and has worked with various institutions to develop programs to support science, engineering and technology careers.

Any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management can be found in note 31 “Related party transactions” of the Consolidated financial statements in Item 18 .

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

12-months ended October 31, 2020
Aggregate compensation including fees paid to non-executive directors	$m

Short-term benefits	12.4
Share based payments	2.2
Total compensation	14.6

Single figure for total remuneration of executive directors
The table below shows the single figure for total remuneration for executive directors for the financial year ended October 31, 2020, together with their respective figures for the year months ended October 31, 2019 as shown in last year’s report.

		( a) Base Salary[1]	( b) Benefits in kind[2]	( c ) Annual bonus[3]	( d ) LTIP[4]	( e ) Pension[5]	( f ) Total	Total Fixed Remuneration (Total of ( a), ( b ) and ( e ) )	Total Variable Remuneration (Total of ( c ) and ( d ) )
Executive Directors		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Stephen Murdoch	2020	850	24	283	-	127	1,284	1,002	283
	2019	850	23	-	565	128	1,566	1,001	565
Brian McArthur-Muscroft	2020	600	25	199	-	90	914	715	199
	2019	600	21	-	-	90	711	711	-
Kevin Loosemore [6]	2020	216	12	44	-	43	315	271	44
	2019	750	38	-	1,205	150	2,143	938	1,205

1	Base salary is the amount earned during the period in respect of service as a director.

2
Benefits include car allowance, private medical/dental insurance, group income protection and life assurance. Last year’s benefits numbers have been revised to include the value of the life assurance benefit provided. There has been no change in the benefits offered to directors in FY20 versus FY19. Increases in the benefits numbers from FY19 to FY20 reflect increases in employer premiums for medical insurance and life assurance and, for the CFO, the full level of coverage for life assurance and group income protection being provided following completion of the underwriting process.

3
Annual bonus reflects payment for performance during the year in respect of service as a director. One-third of the annual bonus amount included in the table above for Stephen Murdoch and Brian McArthur-Muscroft is deferred into an award over shares which vests after three years. Dividend equivalents accrue on the deferred share awards.

4
The zero amount for LTIP for 2020 reflects the lapse of the 2017 LTIP award on July 7, 2020 due to the performance conditions not being met. The 2019 figures reflect the 2016 LTIP which vested on July 26, 2019 at a vesting share price of £17.418. The amount for 2019 that directly relates to share price appreciation is zero. No discretion was applied by the remuneration committee in determining the vesting outcomes in 2019 or in 2020.

5
All pension amounts paid by the Company in the 2020 financial year are cash in lieu of pension allowances. The current executive directors will transition from their current contribution rates (15% of base salary) to the new hire pension maximum applicable to employees generally by the end of 2022 in one step.

6	Kevin Loosemore stepped down from the board on February 14, 2020. All amounts in the table above reflect the period of service as a director.

Annual bonus for the financial year ended October 31, 2020

The target bonus opportunity for executive directors is 75% of base salary (maximum 150% of base salary). Set out below is a summary of performance against each financial measure and the personal achievement component and the resulting payout for the 12-month period ended October 31, 2020.

		Financial target ($m)[1]						Weighted payout %
Performance measure	Weighting	Threshold[2] (0%)	Target (50%)	Maximum (100%)	Achievement	Achievement vs target	Payout%	Stephen Murdoch	Brian McArthur- Muscroft	Kevin Loosemore
Adjusted EBITDA	60%	$1,165	$1,226	$1,288	$1,174	95.7%	6.9%	4.2%	4.2%	4.2%
Revenue	20%	$3,095	$3,158	$3,221	$3.027	95.8%	0.0%	0.0%	0.0%	0.0%
Key Personal Objectives (KPOs)	20%	A description of the KPOs for the CEO and CFO is set out below. There were no KPOs for the prior Executive Chairman.						18.0%	18.0%	1.0%
Total	100%	Payout % (of maximum bonus)						22.2%	22.2%	5.2%
		Payout % (of FY20 salary)						33.2%	33.2%	7.8%

1	Financial targets are on a post-IFRS16 basis and performance is measured based on constant rates of currency exchange.

2
Payouts under the financial measures are 0% for threshold performance, 50% for target performance and 100% for achieving the maximum level of performance. Payouts are on a straight-line basis between threshold and target and between target and maximum.

3
Amounts disclosed for Kevin Loosemore reflect time served as a director, i.e. up to February 14, 2020. As disclosed in last year’s report, given the announcement about Kevin Loosemore stepping down from the board, the committee determined that Kevin Loosemore would not have specific key deliverables under the KPO element for the 2020 bonus. Instead, the outcome under this element is determined by reference to the weighted average performance outcome under the financial measures.

This results in overall bonus payouts of £282,515 for the CEO and £199,422 for the CFO. Two-thirds of the overall amount (£188,343 for the CEO and £132,948 for the CFO) will be paid in cash in March 2021 and the remaining one-third is subject to deferral into an award over shares. Deferred share awards (with a current face value of £94,172 for the CEO and £66,474 for the CFO) will vest after three years, i.e. in Q2 FY24. The deferred share awards are not subject to any further performance conditions, but they are subject to malus and clawback and they include a right to dividend equivalents over the three-year vesting period. The bonus payout of £43,854 for the prior Executive Chairman will be paid in cash in March 2021.

KPO	Relative weighting	Achievement vs KPO	Weighted payout %
CEO and CFO
React to prevailing circumstances and build a plan to allow the Company to deal with the employee, customer and environmental disruption caused by the COVID-19 crisis, while preserving the ambitions outlined in February 2020 when announcing the result of the Strategic & Operational Review.
10% (for both CFO and CEO)
Trading suffered during the first half of the year and stabilized in the second half as a direct consequence of the actions taken by the CEO and CFO. Some examples of achievements are set out below:

Leading the response to COVID-19 through a Steering Group ensuring employees were safe, supported and engaged and that we fully supported our customers and partners throughout. Employee support and communications were greatly enhanced overall and focused on the actions and support needed by our people to cope. The most recent employee opinion survey saw an improvement in overall employee engagement of 11% and a 30 point improvement in Employee Net Promoter Score.

The Revenue Growth Office was established to drive transformation of Go-To-Market and delivery of more effective end-to-end alignment by Product Portfolio. We simplified core operations and sharpened our focus on delivering product innovation in support of our customers’ digital transformation programs.

–    Improvements were made to the sales processes (such as single sales methodology, standard management systems and tools) as an important foundation for future revenue improvement.
–    Progress was made in setting up Security and Big Data for more autonomous operation. For example, we made changes in operational management, improved end-to-end organizational alignment and added specialist sales resources.
–     Preparations were completed for the recent cutover for a significant proportion of the company to comprehensive new systems and processes (referred to as ‘Stack C‘).

The committee judged the plan and its implementation to have successfully achieved its objective of dealing with crisis and getting the best possible outcome for all stakeholders.

9% (for CEO and CFO)

CEO

Build a leadership team capable of delivering our ambition of a company with stable revenues, capable of delivering AEBITDA[1] in the mid-forties percent and free cash flow[2] between of at least $700 million per annum. To support this objective, demonstrate an effective succession planning process supported by Company-wide talent identification and development.	10%
In relation to this KPO, the following was achieved:

–    Comprehensive development and talent reviews were undertaken, resulting in a significant number of changes in management responsibilities and personnel in the executive leadership team, particularly in the HR and sales functions. These changes have led to improvements in the short-term and, more importantly, form a base for future development and identification of our leadership gaps and opportunities and the development plans needed to support our future ambitions.
–    In the broader senior leadership, particularly in the sales function, there have been key hires made through a combination of internal and external talent.
–   “Academies” have been established with the aim of infusing talent in AMC and inside sales and there has been additional investment in training, development and career planning.

The committee considers the Company to be much better placed to enable changes where needed in identifying and developing leadership internally and recruiting externally where necessary.
		9%

CFO
Manage the Company’s response to COVID-19 from an overall finance perspective with particular focus on business continuity, cash management, overall balance sheet management and the interactions and messaging required externally to support the above.	10%
In relation to this KPO, the following was achieved:

–   The refinancing of longer-term debt, including restructuring the ‘revolver’ facility, has put us in a strong position with no obligations now falling due until 2024 and repaying a portion of our debt early and has given the Board the ability to reinstate a dividend.
–     Driving stable cash conversion during COVID-19, including resolution of aged debt, rationalizing and consolidating vendors as well as optimizing cash pooling to maximize liquidity.
–     Effectively navigated the Company during COVID-19 from a financial perspective ensuring that the Company came through the period with a strong balance sheet and employees’ roles were protected.

The committee considered the significant overachievement of our cash targets and management of working capital to have been exemplary.
		9%
1Adjusted EBITDA is defined in Item 3.D.
2 Free cash flow is defined in Item 5.D.

This results in a KPO payout of 18% out of a possible 20% or 27% of salary for the personal objectives for each of the two executive directors. For completeness, this, together with the low payout for their other financial targets, made a total of 22% of maximum bonus (which equates to 33% of salary) for each of them.

Share Awards

The Group’s directors and members of key management bodies participate in the Group’s Long-term Incentive Plan, Additional Share Grants and Deferred Share Bonus Plan. Descriptions of these plans including the vesting criteria and specific awards under each plan for the Group’s executive directors are included below.

Aggregate information in relation to each plan for the directors and members of key management bodies:

	Number of awards	Range of exercise prices (pence)	Range of expiry dates
Long-term Incentive Plan	4,228,738	nil to 10 pence	April 18, 2021 to December 3, 2099
Additional Share Grant	405,917	nil	November 20, 2024
Deferred Share Bonus Plan	10,013	nil	February 28, 2099

In addition, the directors and senior management are eligible to participate in the Sharesave and Employee Stock Purchase Plan. Descriptions of these plans are included in note 29 “Employees and directors” of the Consolidated financial statements in Item 18. Aggregate information in relation to these schemes for the directors and members of key management bodies:

	Number of options	Exercise prices (pence)	Range of expiry dates

Aggregate Sharesave options	11,831	241.28 to 617.68 pence	October 1, 2023 to April 1, 2024

Executive Directors

Lapse of LTIP awards
The LTIP awards granted on September 6, 2017 as nil-cost options to Stephen Murdoch and Kevin Loosemore lapsed on July 7, 2020. These awards were granted under the Directors’ Remuneration Policy in effect before the approval of the current Remuneration Policy at the Annual General Meeting in March 2020.

The performance condition for these awards was based on average aggregate EPS growth in excess of RPI over the three years ended April 30, 2019, as set out in the table below:

Average aggregate EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award	Achievement against the percentage range	Resulting vesting percentage
Less than 3% p.a.	0%	Less than 3% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

The aggregate Diluted Adjusted EPS over the performance period of 579.94 cents was below the minimum threshold aggregate EPS of 592.01 cents required for the minimum level of vesting at 3% per annum above RPI from the base year figure of 270.60 cents. As     a result, there was 0% vesting for these awards and they lapsed in full on July 7, 2020 (36,664 awards for Stephen Murdoch and   67,965 awards for Kevin Loosemore).

Scheme interests awarded during the financial year ended October 31, 2020
LTIP – nil cost options

Executive director	Date of grant	Basis on which award is made	Face value of award at grant	Percentage of maximum which would be received if threshold performance achieved	End of performance period
Stephen Murdoch	April 23, 2020	Grant of award over 250,000 shares (117% of salary)	£994,250		Adjusted Free Cash Flow: October 31, 2022
Brian McArthur-Muscroft	April 23, 2020	Grant of awards over 300,000 shares (199% of salary)	£1,193,100	0%	Relative TSR: April 22, 2023

1
The grant face value of the LTIP awards granted on April 23, 2020 was calculated based on the closing mid-market share price on the business day before grant of £3.977. As published on the Company’s website on April 22, 2020 in the statement called “Terms of 2020 LTIP grants to Executive Directors”, the basis of grant for these awards was a fixed number of shares. The grant level for Stephen Murdoch was significantly lower than the maximum 200% to reflect the share price decrease since the time of the previous grant in 2019.

2	The 2020 LTIP award to Brian McArthur-Muscroft lapsed with effect from his resignation on January 8, 2021.

The LTIP awards granted in the 2020 financial year have the following performance conditions based on Cumulative Adjusted Free Cash Flow (80% weighting) and Relative Total Shareholder Return (20% weighting) over a three-year period. The performance measures, targets and payout percentages are set out below:

	Cumulative Adjusted Free Cash Flow (80% weighting)	Company TSR relative to FTSE 250 (excluding Investment Trusts) Index (20% weighting)	Payout % for this element
Threshold	$100m below Target	In line with Index	0%
Target	Commercially sensitive	Exceed Index by 20%	50%
Maximum	$200m above Target	Exceed Index by 40%	100%

Vesting is on a straight-line basis between Threshold and Target, and between Target and Maximum.

Adjusted Free Cash Flow means cash generated from operations adjusted for interest payments, bank loan costs, tax payments, capital expenditure and finance lease payments and excludes the cash impact of exceptional items. For the 2020 LTIP awards, Adjusted Free Cash Flow will be measured on a cumulative basis over the three financial years ending October 31, 2020, October 31, 2021 and October 31, 2022.

The Adjusted Free Cash Flow Target is considered commercially sensitive and will be disclosed at the end of the performance period.

Relative TSR is measured over a three-year period from grant. The awards will vest three years from grant, subject to achievement of the performance measures. A two-year holding period will apply post-vesting, during which time executive directors are required to retain any net (after tax) vested shares. Executive directors will be entitled to dividend equivalents in accordance with the rules of the LTIP and the approved Directors’ Remuneration Policy.

Outstanding share-based awards

The tables below set out vested but unexercised nil-cost options, unvested nil-cost options and unvested deferred bonus shares held by executive directors who served on the board during the 2020 financial year, including details of awards granted, nil-cost options exercised and awards vested and lapsed during the year of reporting.

All outstanding unvested nil-cost options are subject to performance conditions. Deferred bonus shares are not subject to performance conditions. As a result of the announcement on January 8, 2021 that Brian McArthur-Muscroft would be leaving the Company, the outstanding unvested awards over a total of 460,964 shares held by him lapsed with effect from January 8, 2021. Between October 31, 2020 and the date of this report, there have been no other changes in the nil-cost options or awards held by the executive directors as set out below.

Micro Focus International plc Incentive Plan 2005 (“LTIP”) – nil-cost options

	Grant date	Number at November 1, 2019	Number granted in the financial year	Number exercised in the financial year	Number lapsed in the financial year	Number at October 31, 2020	Dates for exercise
Stephen Murdoch	September 13, 2016	39,640	-	-	-	39,640	July 26, 2019 to July 25, 2026
Stephen Murdoch[1]	September 6, 2017	36,664	-	-	36,664	-	n/a
Stephen Murdoch[3]	September 20, 2018	67,537	-	-	-	67,537	September 20, 2021 to September 19, 2028
Stephen Murdoch[2]	February 18, 2019	101,190	-	-	-	101,190	February 18, 2022 to February 17, 2029
Stephen Murdoch[5]	April 23, 2020	-	250,000	-	-	250,000	April 23, 2023 to April 22, 2030
Brian McArthur-Muscroft[2]	November 22, 2018	80,482	-	-	-	80,482	November 22, 2021 to November 21, 2028
Brian McArthur-Muscroft[4]	November 22, 2018	80,482	-	-	-	80,482	November 22, 2022 to November 21, 2028
Brian McArthur-Muscroft[5]	April 23, 2020	-	300,000	-	-	300,000	April 23, 2023 to April 22, 2030
Kevin Loosemore[6]	September 13, 2016	69,156	-	69,156	-	-	n/a
Kevin Loosemore[1]	September 6, 2017	67,965	-	-	67,965	-	n/a
Kevin Loosemore[2]	February 18, 2019	89,285	-	-	37,202	52,083	February 18, 2022 to February17, 2029

1
Performance condition required that cumulative EPS growth over a three-year performance period starting on May 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum.

Straight-line vesting applied between these points. These awards lapsed in full on July 7, 2020 as the minimum performance threshold was not met.

2
Performance condition requires that cumulative EPS growth over a three-year performance period starting on November 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points. Kevin Loosemore’s award of 89,285 nil-cost options was pro-rated on leaving the Company to reflect time served to August 13, 2020. The performance condition will be tested after the performance period ends on October 31, 2021.

3
Performance condition requires that cumulative EPS growth over a three-year performance period starting on May 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum.

Straight-line vesting applied between these points. The performance condition will be tested after the performance period ends on April 30, 2021.

4
Performance condition requires that cumulative EPS growth over a four-year performance period starting on the November 1, preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points. The performance condition will be tested after the performance period ends on October 31, 2022. This performance condition is unique to Brian McArthur-Muscroft’s award and this award, along with his other awards, lapsed on January 8, 2021.

5	The performance condition for this award is disclosed above.

6
Kevin Loosemore exercised these nil-cost options on July 9, 2020 (i.e. after he had stepped down from the board but whilst he was still an employee) at a share price of £3.35, which was the closing mid-market quotation price on the day of exercise.

In considering the likely vesting level of the outstanding unvested LTIP awards granted before 2020 noted in the table above (i.e. awards to which footnotes 2 and 3 apply), due regard should be given to the performance conditions specified in footnotes 2 and 3 as well as performance to date and broker forecasts.

The aggregate amount of gains made by directors on the exercise of options during the financial year was zero. The exercise of options during the financial year by Kevin Loosemore was at a time when he was no longer a director of the Company.

Deferred Share Bonus Plan (“DSBP”) – conditional awards

Executive director	Date of grant	Number at November 1, 2019	Number granted in the financial year	Number vested in the financial year	Number lapsed in the financial year	Number at October 31, 2020	Date of release
Stephen Murdoch[1]	July 25, 2017	5,051	-	5,051	-	-	July 25, 2020
Stephen Murdoch	February 28, 2019	10,013	-	-	-	10,013	February 28, 2022

1 The deferred bonus shares which were released on July 25, 2020 related to the one-third deferral of the annual bonus earned for financial year ending April 30, 2017.  The awards were granted with the right to a dividend equivalent, so 3,501 additional shares were released to reflect the dividends paid between the date of grant and the date of vesting. The vesting share price was £2.82 (calculated based on the sale price for tax shares sold on July 27, 2020). The price which was used to determine the number of deferred bonus share awards granted in 2017 was £22.27.

Non-executive directors

Aggregate compensation including fees paid to non-executive directors
12 months ended October 31, 2020
$m

Short-term benefits	0.9
Share based payments	-
Total compensation	0.9

Single figure for total remuneration of non-executive directors
No changes were made to the fee structure for non-executive directors. The following table sets out the single figure for total remuneration of non-executive directors for the 12-months ended October 31, 2020, together with their respective figures for the 12-month period ended October 31, 2019 as shown in last year’s report.

	Fees
Non-executive directors	2020 (12 months)	2019 (12 months)
	£’000	£’000
Greg Lock[1]	284	n/a
Karen Slatford	120	120
Richard Atkins	90	90
Amanda Brown[2]	90	90
Lawton Fitt[3]	80	80
Robert Youngjohns[4]	38	n/a
Sander van ’t Noordende[5]	29	n/a
Silke Scheiber[6]	18	70

1
Greg Lock joined the board on February 14, 2020. Greg Lock received private medical and dental cover (single person coverage) with effect from April 2020 following approval of the current Directors’ Remuneration Policy at the AGM on March 25, 2020.

2	Prior to January 1, 2019, Amanda Brown’s fees were paid direct to her employer.

3	Lawton Fitt receives an additional fee of £10,000 per annum due to her SEC and SOX experience.

4	Robert Youngjohns joined the board on April 16, 2020.

5	Sander van ‘t Noordende joined the board on June 2, 2020. His GBP fee is paid to him in US dollar (converted based on the average monthly FX rate in the month prior to payment).

6	Silke Scheiber left the board on February 4, 2020.

Item 6. C.	Board practices.

Role of the board

The board leads and controls the Company and has collective responsibility for promoting the long-term success of the Group. While the board delegates some responsibilities to its committees or, through the Chief Executive Officer, to management, it has agreed a formal schedule of matters that   are specifically reserved for its consideration and are publicly available on the investor relations section of the Company’s website. These include key areas such as:

-
Strategy and Management – including the Group’s purpose, values and strategy, annual operating and capex budget approval, oversight of operations ensuring maintenance of sound management and internal control systems, reviewing performance in light of the Group’s strategy and objectives, extension of activities into new business or geographical areas and any decisions to cease any material part of the Group’s business;

-
Structure and Capital – including changes to the Group’s capital structure such as share issues and buybacks or reduction in capital, major changes to the Group’s corporate structure including material acquisitions and disposals and changes to the Group’s management and control structure;

-	Financial reporting and Controls – including results announcements, dividend policy and declarations, significant changes in accounting policies or practices, treasury policies and the Annual Report;

-	Internal Controls – including monitoring the effectiveness of the Group’s risk management and internal controls processes; and

-
Material Contracts Approvals; Communications with Shareholders; Board membership (following recommendations from the Nomination committee); Approval of Remuneration Policy and Delegations of Authority.

At each meeting, the board reviews progress of the Group towards its objectives and receives papers on key subjects in advance of each board meeting. These typically cover:

–	Strategy and budgets;
–	Business and financial performance;
–	Product plans and development;
–	Corporate activities;
–	Human resources;
–	CSR activities;
–	Investor relations; and
–	Corporate governance.

While the board retains overall accountability for and control of the Company, the executive directors are responsible for conducting the day-to-day management of the business. The review of the Group’s principal business activities is the responsibility of the Operating Committee. The Operating committee comprises the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, Chief Human Resources Officer and Vice President of Business Operations and the Chief Legal Officer, and is chaired by the Chief Executive Officer, Stephen Murdoch.

Roles of board members
The non-executive Chairman has responsibility for leading the board, including setting the agenda (in conjunction with the Senior Independent Director and the Company Secretary), style and tone of board discussions to promote effective decision making and constructive debate and for shaping the culture of the boardroom. He is also responsible for shareholder and stakeholder engagement, including listening to the views of the workforce, customers and other stakeholders and ensuring that their views are conveyed to the board as a whole. He chairs board meetings, facilitating the effective contribution of non-executive directors by drawing on their skills, experience and knowledge and ensuring that the board is effective in all aspects of its role, and for upholding the highest standards of integrity and probity. He also chairs shareholder meetings and is responsible for ensuring effective communication with shareholders.

Prior to the appointment of the non-executive Chairman, the Senior Independent Director, Karen Slatford, chaired the nomination committee and was therefore responsible for succession planning; and also led on governance issues, including the annual review of overall board effectiveness. These responsibilities have now passed to the non-executive Chairman. During the year, Karen took up the role of non-executive director responsible for workforce engagement in accordance with the Code.

The Senior Independent Director meets or speaks with the Chairman regularly, and will work with the Chairman and other directors to resolve any significant issues which may arise, acting as an intermediary for other non-executive directors if necessary; and is also available to shareholders if they have concerns in circumstance where contact through the normal channels of Chairman, CEO or CFO has either failed to resolve or is inappropriate. Each of the non-executive directors has been appointed for a specific term, subject to annual re-election by shareholders. The independent non-executive directors comprise a majority of the board.

The executive directors are responsible for developing the Group’s strategy and proposing the budget for board approval and are accountable to the board through the Chief Executive Officer. They are also responsible for the financial and operational performance of the Group and, in conjunction with the operating committee, they are collectively responsible for the day-to-day running of the business. There is a clear and documented division of responsibilities between the non-executive Chairman, who is responsible for running the board, shareholder and stakeholder engagement, and the Chief Executive Officer, who is responsible for strategy, investment and financing, risk management and the day-to-day operation of the business. The role of the Senior Independent Director is also documented. During the year, these responsibilities have been reviewed, updated and considered by the board, to reflect the changes resulting from the appointment of the non-executive Chairman during the year.

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

The Company Secretary is accountable to the board through the Chief Financial Officer, to whom she reports. It is the responsibility of the Company Secretary to ensure that agreed board procedures are followed and all rules and regulations are complied with. The Company Secretary’s responsibilities include facilitating the induction and professional development of directors and ensuring the smooth flow of information between board members, between the board and its committees and between non-executive directors and senior management. In addition, all directors have direct access to the advice and services of the Company Secretary. Appointment of the Company Secretary is a matter for the whole board and the appointment of Suzanne Chase, our Head of Assurance, to this role in June 2020 signals the Board’s recognition of good governance as a key mitigator of risk.

The responsibilities of the Chairman, Chief Executive, Senior Independent Director, board and committees have been clearly defined and set out in writing and are available to download from the investor relations section of our website.

Executive directors’ service agreements

Executive directors’ service agreements at October 31, 2020:

Executive director	Date of service contract	Notice period
Stephen Murdoch	April 16, 2014	The agreement is terminable by either party on six months’ notice
Brian McArthur-Muscroft [1]	November 4, 2018	The agreement is terminable by either party on six months’ notice

1.
As announced on January 8, 2021, Brian McArthur-Muscroft has notified the board of his intention to leave the Company. Brian continues in his role as CFO, whilst the board conducts a formal process to identify a new CFO to help drive the Group forward through the second half of its three-year plan and beyond.

Non-executive directors’ terms of appointment
The non-executive directors’ terms of appointment are recorded in letters of appointment. The required notice from the Company and the non-executive director is 90 days in all cases. The non-executive directors are not entitled to any compensation for loss of office and stand for election or re-election as appropriate at each AGM.

Details of the letters of appointment of each non- executive director who has served as a director of the Company at any time during the financial year ended October 31, 2020 are set out below:

Non-executive director	Appointment date	Expiration date
Greg Lock	February 14, 2020	February 14, 2023
Karen Slatford	July 5, 2010	July 5, 2022
Richard Atkins	April 16, 2014	April 16, 2023
Amanda Brown	July 1, 2016	July 1, 2022
Lawton Fitt	October 17, 2017	October 17, 2023
Sander van ’t Noordende	June 2, 2020	June 2, 2023
Robert Youngjohns	April 16, 2020	April 16, 2023

All appointments of non-executive directors are subject to election by shareholders at the first AGM of the Company after appointment and to re-election on an annual basis thereafter.

Remuneration committee

Remuneration committee membership during the year ended October 31, 2020
During the financial year ended October 31, 2020, the committee comprised only of independent non-executive directors. The committee met seven times during the period under review. The number of committee meetings attended by each director in the period was as follows:

Committee member	Held	Number of meetings attended
Amanda Brown (Chair)	10	10
Richard Atkins	10	10
Lawton Fitt	10	10
Silke Scheiber[1]	4	4
Greg Lock[2]	6	6
Robert Youngjohns[3]	5	4
Sander van ’t Noordende	3	3

1.	Silke Scheiber left the board and the committee on February 4, 2020.
2.	Greg Lock joined the board and the committee on February 14, 2020.
3.	Robert Youngjohns joined the board and the committee on April 16, 2020.
4.	Sander van ’t Noordende joined the board and the committee on June 2, 2020.

The committee invited members of management to provide views and give advice on specific topics. Management did not participate in discussions relating to their own remuneration. The Group Company Secretary attended each meeting as secretary to the committee.

Terms of reference

The committee is responsible for the remuneration arrangements for executive directors and members of the executive management team, and for providing general guidance on aspects of remuneration policy throughout the Group. The terms of reference reflect the 2018 Corporate Governance Code issued in June 2018. The key aspects of the updated terms of reference are as follows:

-	Determine the remuneration policy for the Company’s Non-Executive Chairman and the executive directors and review its on-going appropriateness and relevance;

-
Determine the total individual remuneration packages of the executive directors and the executive management team, including salary, bonuses, incentive payments, share awards, pensions and other benefits;

-	Review the terms of executive service contracts for executive directors and the executive management team;

-	Review any material changes to pension and benefit arrangements for executive directors and the executive management team;

-	Agree the expenses policy for the Company’s Non-Executive Chairman and executive directors;

-	Develop the formal shareholding requirement policy, including post cessation, encompassing both vested and unvested shares;

-
Oversee the operation of the Company’s annual bonus plans, deferred bonus plans and long-term incentives as applied to executive directors and the executive management team, including award levels, performance conditions, payouts, and application of malus and claw-back where appropriate;

-	Review the design of all share incentive plans for approval by the board and shareholders;

-	Review the remuneration policies and practices across the Group and the alignment of workforce remuneration with culture; and

-	Produce the annual Directors’ Remuneration report.

The full terms of reference of the committee are available from the Company Secretary and are on the Company’s website https://www.microfocus.com/en-us/governance-policies/committees-of-the-board

Audit committee

Attendance at committee meetings
During the 12-months ended October 31, 2020, the committee comprised only of independent non-executive directors. The committee met eight times during the period under review. The number of committee meetings attended by each non-executive director was relative to their time in office in the period and was as follows:

Director	Held	Attended
Richard Atkins	8	8
Amanda Brown	8	8
Lawton Fitt	8	8
Silke Scheiber[1]	3	3
Karen Slatford	8	8
Robert Youngjohns[2]	3	3

1	Silke Scheiber ceased to serve as a director and member of the Audit committee on February 4, 2020.
2	Robert Youngjohns served as a director and member of the Audit committee from April 16, 2020.

Composition of the committee

The Audit committee comprises Richard Atkins (who serves as its chair), Amanda Brown, Lawton Fitt, Karen Slatford and Robert Youngjohns who joined the committee on April 16, 2020. Silke Scheiber also served on the Audit committee until February 4, 2020. All members of the committee are independent non- executive directors. The board considers that:

-
for UK purposes, the committee chair, as a chartered accountant, has recent and relevant financial experience by virtue of  previous executive and current non-executive responsibilities (details of which can be found in his biography) and that the audit committee as a whole has competence relative to the sector in which the Company operates; and

-
for US purposes, each of the Audit committee members is independent under the SEC and NYSE definitions of that term; that the committee chair is an Audit committee financial expert, an independent of management, and has accounting or related financial management expertise; and that all of the Audit committee members are financially literate.

Executive directors and senior executives (most often the  Director of Finance, Director of Group Finance, the joint Heads of Tax, Head of Treasury, Head of Investor Relations and the Group Company Secretary and Head of Assurance) attend meetings by invitation as required, but do not do so as of right. Representatives of KPMG LLP (external auditor), PricewaterhouseCoopers LLP (internal auditor) and Deloitte LLP (external tax advisors) also attend the committee meetings and meet privately with committee members, in the absence of executive management, prior to each committee meeting.

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

-
ensure that a robust assessment of  the  principal  and emerging risks facing the Company, including those that would threaten the business model, future performance, solvency or liquidity and reputation is undertaken at least once a year;

-	monitor and review the effectiveness of the Company’s internal audit function, including agreeing and approving the annual internal audit plan;

-
make recommendations to the board, for it to put to the shareholders for their approval  in general meeting,  in relation to the appointment, reappointment and removal of the  external auditor and to approve the remuneration and terms of engagement of the external auditor;

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

The committee’s terms of reference are published on the Company’s website, https://www.microfocus.com/en-us/governance-policies/committees-of-the-board

Item 6. D.	Employees.

The average monthly number of people employed by the Group (including executive directors for the 12-months ended October 31, 2020, the 12-months ended October 31, 2019 and 18-months ended October 31, 2018 was as follows:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing Operations
Sales and distribution	5,066	5,413	5,860
Research and development	5,091	5,056	4,323
General and administration	1,937	1,991	1,378
	12,094	12,460	11,561
Discontinued Operation
Sales and distribution	-	164	515
Research and development	-	170	629
General and administration	-	3	8
	-	337	1,152
Total
Sales and distribution	5,066	5,577	6,375
Research and development	5,091	5,226	4,952
General and administration	1,937	1,994	1,386
	12,094	12,797	12,713

Item 6. E.	Share ownership.

Directors’ shareholdings and share interests as at October 31, 2020

Director	Shares held (owned outright)[1]
Stephen Murdoch	280,669
Brian McArthur-Muscroft	-
Greg Lock (from February 14, 2020)	535,000
Karen Slatford	14,687
Richard Atkins	13,862
Amanda Brown	3,841
Lawton Fitt	-
Robert Youngjohns (from April 16, 2020)	-
Sander van ’t Noordende (from June 2, 2020)	45,000
Silke Scheiber (until February 4, 2020)	-

1Shares held (owned outright), includes any Micro Focus securities of which the director, their spouse, civil partner or dependent child has beneficial ownership. Each represents less than one per cent of the outstanding shares.

All other persons listed in Item 6.B. each beneficially owns less than one per cent of the securities issued and, as their share ownerships have not previously been made public, these are not disclosed.

There were no other changes to the above interests between November 1, 2020 and February 23, 2020.

The directors remain committed to the principle of employee share ownership throughout the company. Employees globally are able to participate in one of the Group’s all-employee share plans (a Sharesave plan and an Employee Stock Purchase Plan), which are intended to encourage employee share ownership and involvement in the Company’s performance. For more senior employees who are better placed to contribute to the development and performance of the Group, the Group operates a discretionary long-term incentive plan (LTIP). Details of all the Group’s share-based plans, whether operating on an all- employee or discretionary basis, are given in note 29 “Employee and directors” of the Consolidated financial statements in Item 18.

Item 7.	Major Shareholders and Related Party Transactions

Item 7. A. 1.	Major shareholders.

At February 12, 2021, being the most recent practicable date, the following percentage interests in the ordinary share capital of the Company:

	As at February 12, 2021[1]		As at January 27, 2020		As at February 20, 2019
	Ordinary shares of 10 pence each	Percentage of issued share capital %	Ordinary shares of 10 pence each	Percentage of issued share capital %	Ordinary shares of 10 pence each	Percentage of issued share capital %
Dodge & Cox	57,130,923	17.01%	59,948,603	17.98%	63,751,164	15.01%
BlackRock Inc.	26,546,176	7.93%	25,467,989	7.64%	24,999,040	6.02%
M&G Plc	16,912,423	5.05%	n/a	n/a	n/a	n/a
Causeway Capital Management LLC	16,322,007	4.88%	28,237,993	8.47%	22,050,026	5.05%
FMR LLC	n/a	n/a	n/a	n/a	29,062,788	7.00%

1 Information reflects shareholdings and percentage of issued share capital at date of last filed SC 13G/A.

Item 7. A. 2.	Shareholders information

As at February 12 2021, the proportion of Ordinary Shares represented by ADSs with a registered address in the United States was 25.99% of the total issued share capital of the Company. The proportion of Ordinary shares with a registered address in the United States was 0.03% of the total issued share capital of the Company. As at February 12 2021, there were 1,138 registered holders of Ordinary Shares, of which 24 were based in the USA and there were 40,762 record holders of the ADSs, of which 34,893 were based in the USA.

Item 7. B.	Related party transactions.

This is set out in note 31 “Related party transactions” of the Consolidated financial statements in Item 18.

Item 7. C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

Item 8. A.	Consolidated Statements and Other Financial Information.

The Consolidated financial statements filed as part of this Annual Report on Form 20-F are included in Item 18.

Item 8.A.7	Litigation, Proceedings and Investigations.

The Group is involved in various lawsuits, claims, investigations, and proceedings including those consisting of IP, commercial, employment, employee benefits, and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement, dated as of September 7, 2016, between Seattle SpinCo, Inc. and HPE (the “SDA”) includes provisions that allocate potential financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against potential liabilities to one party arising out of potential liabilities allocated to the other party.  In addition, as part of the SDA, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Group records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Litigation is inherently unpredictable. However, the Group believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be significantly affected in any particular period by the resolution of one or more of these contingencies. The Group believes it has recorded adequate provisions for any such matters and, as of October 31, 2020, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and HPE:
This purported class and collective action was filed on August 18, 2016 and a Fourth Amended (and operative) Complaint was filed on July 9, 2020,  in the United States District Court for the Northern District of California, against HP Inc. and HPE alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by Hewlett-Packard Company (“HP Co.”) or HP Inc. pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated by HP Co. or HP Inc. pursuant to a WFR plan on or after August 18, 2012. Plaintiffs seek to certify a similar purported ADEA collective and Rule 23 California state law class against HPE, but the time period for that collective and class begin on November 1, 2015.  Excluded from the putative collectives and classes are those who (a) signed a Waiver and General Release Agreement at termination, or (b) signed an Agreement to Arbitration Claims.  On December 22, 2017, defendants filed a motion to stay the case pending arbitration proceedings of certain named and opt-in plaintiffs, which was granted on February 6, 2018.

Araiza vs. HP Inc. and HPE:
On December 29, 2015, former PPS (HP Inc.) employee Daniel Araiza filed a California class action against HP Inc. and HPE in Santa Clara County Superior Court.  Plaintiff alleges failure to (a) compensate Field Technical Support Representatives with minimum and overtime wages for all hours worked, (b) failure to pay exempt and non-exempt employees all accrued vacation and/or floating holidays upon separation of employment, (c) to provide meal breaks, and (d) derivate claims for inaccurate wage statements, waiting time penalties, unfair business practices, and Private Attorneys General Act (“PAGA”) penalties. Plaintiff sought to certify three groups of California employees from December 29, 2011 to the present.  The parties participated in settlement discussions and settled the lawsuit on March 19, 2019, subject to court approval.  On July 30, 2020, the Court preliminarily approved the settlement and set the final approval hearing. The deadline to object to the settlement was October 19, 2020; no objections were filed.   On January 27, 2021, the court issued its Final Approval Order and set the Compliance hearing for September 23, 2021.A provision is in place to cover Micro Focus’ share of the settlement.

Ross and Rogus vs HPE:
On November 8, 2018, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara alleging that HPE pays its California-based female employees “systemically lower compensation” than HPE pays male employees performing substantially similar work.  The complaint alleges various California state law claims, including California’s Equal Pay Act, Fair Employment and Housing Act, and Unfair Competition Law, and seeks certification of a California-only class of female employees employed in certain “Covered Positions.”  The complaint seeks damages, statutory and civil penalties, attorneys’ fees and costs.

Wapp Tech Limited Partnership et al. v. Micro Focus International plc:
On July 2, 2018, Wapp Tech Limited Partnership and Wapp Tech Corp. (collectively, “Wapp”) sued Micro Focus International plc in the Eastern District of Texas, accusing it of infringing claims of three patents in connection with Micro Focus International plc’s purported manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center. Wapp also sued HPE, Wells Fargo & Company, and Bank of America Corporation for their alleged use of the same accused products. On August 13, 2019, the Texas court dismissed Micro Focus International plc for lack of personal jurisdiction, but granted Wapp’s request to amend its complaint to name Micro Focus International plc subsidiaries Seattle SpinCo, Inc., EntIT Software LLC, EntCo Interactive (Israel) Ltd., EntCo Government Software LLC, and Micro Focus (US) Inc. (collectively, the “Subsidiary Defendants”) as defendants. On August 20, 2019, Wapp filed an amended (and operative) complaint in that case naming the Subsidiary Defendants as defendants. The Court stayed the cases against HPE, Bank of America, and Wells Fargo. On December 11, 2020, Micro Focus filed a motion for summary judgment, which the Court denied on January 14, 2021.  On December 18, 2020, the case was mediated but did not settle.  The Final Pretrial Conference is scheduled for February 2021, and the Micro Focus trial is set for March 1, 2021. Micro Focus’ defenses against liability include that the patent claims are not infringed, and that the patent claims are invalid. These infringement and invalidity claims will be contested on their merits at trial. Due to the Group’s assessment that the asserted patent claims are not infringed and/or are invalid, no provision is recorded for this matter.

Securities Litigation:
Micro Focus is involved in two lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934 based upon purportedly false and misleading statements or omissions in offering documents issued in connection with the HPE Software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration and based upon other purportedly false and misleading statements. Those matters are as follows:

•          In re Micro Focus International plc Securities Litigation is a putative class action on behalf of holders of Micro Focus filed on March 28, 2018, in the Superior Court of California, County of San Mateo against Micro Focus International plc and certain current and former directors and officers, among others. Six additional purported holders of Micro Focus ADS filed putative class actions in the same court, and the court consolidated all cases.  The lawsuit alleges violations of the Securities Act.  The defendants filed a motion to dismiss based on the forum-selection clause in the Deposit Agreement, which is pending before the court.

•          In re Micro Focus International plc Securities Litigation is another putative class action on behalf of holders of Micro Focus ADS filed on May 23, 2018 in the United States District Court for the Northern District of California against Micro Focus and certain current and former directors and officers, among others.  On July 26, 2018, the court transferred the case to the United States District Court for the Southern District of New York. The lawsuit alleges violations of the Securities Act and of the Exchange Act.  On September 30, 2019, the lead plaintiff filed a second amended complaint. On November 4, 2019, Micro Focus and other defendants filed a motion to dismiss the second amended complaint. On September 30, 2020, the court granted the motions dismiss and dismissed the second amended complaint in its entirety. The lead plaintiff has appealed from the dismissal, and the appeal remains pending.

Item 8.A.8	Policy on dividend distributions

Dividends
In March 2020, given the increased macro-economic uncertainty as a result of the COVID-19 pandemic, as a precautionary measure, the directors withdrew their recommendation for the payment of a final dividend of 58.33 cents per share in respect of the 12-month period ended October 31, 2019.  Similarly, no dividend was paid in respect of the six months to April 30, 2020. The decision to not pay these dividends has resulted in an increase in available liquidity compared to the payments that would otherwise have been made under the Group’s existing dividend policy. The Group has concluded it is now appropriate to re-instate the Group’s dividend.

In terms of dividend policy, the Group initially aims to pay a dividend which is approximately 5x covered by the Adjusted earning of the Group in each financial period (defined as profit after tax excluding the effects of share-based compensation, amortization of purchased intangible assets and exceptional items including gain on disposal of discontinued operation). The Group’s aim is then to increase the percentage of profits distributed to shareholders as the Group executes its strategy of stabilizing the business.

The directors announced a final dividend of 15.50 cents per share on February 9, 2021. The total dividend per share in the 12-month period was 15.50 cents.

The dividend will be paid in Sterling equivalent to 11.31 pence per share, based on an exchange rate of £1 =1.37 being the rate applicable on February 9, 2021, the date on which the board resolved to propose the dividend. The dividend will be paid on April 15, 2021 to shareholders on the register at March 12, 2021.

This total dividend is 15.50 cents per share, which is a decline of 73.4% on the 12-months ended October 31, 2019 of 58.33 cents per share.

For further information on dividends please refer to note 8 “Dividends” of the Consolidated financial statements in Item 18.

Item 8. B.	Signiﬁcant Changes.

There has been no significant change to our financial conditions or results of operations since October 31, 2020.

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

Item 9. D.	Selling shareholders.

Not applicable.

Item 9. E.	Dilution.

Not applicable.

Item 9. F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

Item 10. A.	Share capital.

Not applicable.

Item 10. B.	Memorandum and articles of association.

The Articles of association were included in Item 10 B. in the Annual Report on Form 20-F for the year ended October 31, 2019 on pages 107 to 110. There were no changes in the year to October 31, 2020.

Item 10. C.	Material contracts.

SUSE Disposal

Refer to Item 10 C. in the Annual Report on Form 20-F for the year ended October 31, 2019 on page 111.

Bank borrowings

Changes in the year ended October 31, 2019

Refer to Item 10 C. in the Annual Report on Form 20-F for the year ended October 31, 2019 on page 111.

Changes in the year ended October 31, 2020

On May 29, 2020, the Group announced that it had successfully priced and allocated a €600.0 million and a $650 million senior secured term loan. The new five-year facilities, along with $143.0 million of existing cash reserves, were used by the Group to fully refinance its existing senior secured term loan B due November 2021 and pay associated fees and expenses.

On September 3, 2020, the Group announced that it had successfully extended its revolving credit facility and reduced the size from $500.0 million to $350.0 million. The Group also confirmed that it had repaid the $175.0 million previously drawn during the year as a precautionary measure in response to the COVID-19 outbreak, resulting in a balance outstanding of $nil. These actions resulted in a reduction in the Group’s gross debt and the borrowing costs associated with the revolving credit facility.

Following these refinancing activities, the Group’s earliest debt maturity is in June 2024.

Please refer to Exhibit 4.1 “Credit Agreement, among Micro Focus International plc, Micro Focus Group Limited, MA FinanceCo., LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.”

Item 10. D.	Exchange controls.

There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to ‘certain countries and persons subject to sanctions pursuant to the UK Sanctions and Anti-Money Laundering Act 2018or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

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

Dividends Paid on Ordinary Shares or ADSs

The gross amount of any cash distribution (including the amount of any tax withheld, as discussed below) paid to a US holder by Micro Focus out of its current or accumulated earnings and profits (as determined for US federal income tax  purposes) is subject to US federal income taxation as a dividend. For certain non-corporate US holders, including individuals, dividends that constitute “qualified dividend income” will be taxable to such US holder at the preferential rates applicable to long-term capital gains, provided that the US holder holds the ordinary shares or ADSs on which the dividends are paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends Micro Focus pays with respect to its ordinary shares or ADSs generally will be qualified dividend income if Micro Focus is eligible for benefits of the United States income tax treaty with the United Kingdom.  Although Micro Focus believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year or that such position would not be challenged by the IRS or sustained by a court.  Dividends received by a corporate US holder generally will not be eligible for the dividends-received deduction that is allowed to US corporations in respect of dividends received from other US corporations. However, a corporate US holder that owns 10 per cent or more of Micro Focus’s stock may, in certain circumstances, be entitled to a deduction in respect of a dividend received from Micro Focus pursuant to Section 245A of the US Tax Code.

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

The portion of any cash distribution received by a US holder that is in excess of Micro Focus’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ordinary shares or ADSs on which such payment is received, and thereafter as capital gain. However, Micro Focus does not expect to calculate its earnings and profits in accordance with US federal income tax principles.  Accordingly, a US holder should expect to generally treat cash distributions paid by Micro Focus as taxable dividends for US federal income tax purposes.

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

Item 10. F.	Dividends and paying agents.

Not applicable.

Item 10. G.	Statement by experts.

Not applicable.

Item 10. H.	Documents on display.

Copies of our Memorandum and Articles of Association are filed as exhibits to this Annual Report on Form 20-F and certain other documents referred to in this Annual Report on Form 20-F are available for inspection at our registered office at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (c/o the Company Secretary) during usual business hours upon reasonable prior request.

Item 10. I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

The following discussion and analysis contains forward-looking statements. See “Risk Factors” in Item 3D and “Cautionary Statement on Forward-Looking Statements’’ in this Annual Report on Form 20-F for a discussion of the uncertainties, risks and assumptions associated with these statements.

Financial risk factors

The Group’s treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments so the analysis in this section can be categorized as non-trading. The treasury function’s policies and procedures are reviewed and monitored by the Audit Committee and are subject to internal audit review.

The Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity/capital risk. Treasury risk management is carried out by a central treasury department under policies approved by the board of directors.

Group treasury identifies and evaluates financial risks alongside business management. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, the use of derivative and non-derivative financial instruments as appropriate, and investment of excess funds.

Financial Instruments sensitive to market risk

The carrying values and fair values for the borrowings and derivative financial instruments are included within the overall financial instruments table. Further information on borrowings showing the maturity profile of the anticipated cash flows in relation to the Group’s borrowing including principal repayments and interest payments can be found in section 5.B.1 along with the contracted interest rates and drawn/undrawn facilities.

Derivative and non-derivative financial instruments used for hedging purposes are further discussed below.

Financial Instruments

The tables below sets out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

Measurement category		Carrying value October 31, 2020	Fair value 2020	Fair value Hierarchy 2020/2019	Carrying value October 31, 2019
		$m			$m
Financial assets:
Non-current
Long-term pension asset	FV OCI	18.2	Fair value insurance based input	Level 3	17.1
Current
Cash and cash equivalent	Amortised cost	737.2	-	-	355.7
Trade and other receivables	Amortised cost	648.6	-	-	922.7
Contract assets	Amortised cost	33.7	-	-	56.3
		1,437.7			1,351.8

Financial liabilities:
Non-current
Derivative financial instruments – interest rate swaps[1]	FV OCI	77.9	Fair value Bank Institutions	Level 2	36.5
Borrowings (gross)[2]	Amortised cost	4,699.0	4,535.1	-	4,775.0
Lease obligations	Amortised cost	82.2	-	-	11.7
Provisions	Amortised cost	22.5	-	-	49.1
Current
Borrowings (gross)[2]	Amortised cost	34.2	-	-	-
Lease obligations	Amortised cost	168.2	-	-	11.8
Provisions	Amortised cost	49.7	-	-	29.3
Trade and other payables – accruals	Amortised cost	419.2	-	-	530.3
		5,552.9			5,443.7

1 Derivative interest rate swaps are measured at FV OCI as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as FVTPL.
 2 Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,640.4 million (2019: $4,670.7 million). Total borrowings (gross) are shown in this table as $4,733.2 million (2019: $4,775.0 million) for the fair value comparison.

For trade and other receivables, cash and cash equivalents, provisions, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,640.3 million (2019: $4,670.7 million) (note 18 “Borrowings of the Consolidated financial statements in Item 18) including unamortised prepaid facility fees and discounts, have a fair value estimate of $4,535.1 million (2019: $4,686.0 million) based on trading prices obtained from external banking providers as at 31 October 2020.

Derivative financial instruments measured at fair value are classified as Level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. Valuations are updated by the counter-party banks on a monthly basis.

This section will cover the primary market risk exposures regarding interest rates and foreign currencies. The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US Dollar and transactions made in other currencies as well as changes in interest rates from US and Euro capital markets.

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

The objective of the Group’s interest rate risk management policy is to manage the uncertainty and adverse impact on the Group’s net interest charge due to changes in interest rates to an acceptable level. In doing so, the Group seeks to minimize the cost of hedging and the level of associated counterparty risk.

The Group has set a target of approximately half its borrowings being subject to fixed interest rates in order to minimize its exposure to changes in interest rates. This is achieved through four USD interest swaps for a total notional value of $2.25 billion, with a maturity date of September 2022. The hedge accounting is discussed further later in the note.

The Group’s borrowing facilities do not contain any covenants with respect to interest cover ratios.

	October 31, 2020	October 31, 2019
Interest rate risk	$m	$m
Interest rate swaps (receive variable, pay fixed)

Fair value of Derivative liability (total of 4 swaps)	(77.9)	(36.5)
Notional amount (4 x $562.5 million)	2,250.0	2,250.0
Maturity date	September 30, 2022	September 30, 2022
Change in fair value of outstanding hedging instruments (OCI hedging reserve excluding deferred tax)	(41.3)	(122.9)
Change in value of hedging instruments (as above adjusted for impact of credit risk)	(39.9)	(121.9)
Hedging ratio	1.1	1.1

The Group has four interest rate swaps, which are designated in a hedge relationship.

The Group’s approved strategy in accordance with our risk management policies is to minimize the risk of cash flow fluctuations due to interest rate changes in relation to the 1M-USD LIBOR rate for up to half of the Group’s external borrowings for the period October 19, 2017 to September 30, 2022.

The specific risk management objective is to hedge the interest rate risk (cash flow risk) due to changes in the 1M-USD LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spin Co Inc. between October 19, 2017 and September 30, 2022.

Derivatives are only used for economic hedging purposes and not as speculative investments.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a 0% floor) plus a current margin of 2.75% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.699%. For the year to October 31, 2020, net interest (finance cost) paid for the swaps amounted to $23.7 million. For the life of the swap, net interest paid to date amounted to $17.2 million.

Non-Derivative financial instruments – Designated Euro borrowings

	October 31, 2020	October 31, 2019
Foreign exchange risk	$m	$m
Notional amounts for Designated Euro borrowing
Euro B-1 2020 tranche €600 million (Borrowings maturity date: June 2025)	665.8	-
Foreign exchange (loss) on revaluation transferred to OCI-CTA No sources of ineffectiveness observed in review	(34.5)	-
Euro 2017 tranche €453 million (Borrowings maturity date: June 2024)	528.5	-
Foreign exchange (loss) on revaluation transferred to OCI-CTA No sources of ineffectiveness observed in review	(24.2)	-
Hedge ratio for each of the 2 Net investment hedges	1.1	-

The Group has designated two tranches of non-derivative Euro borrowings in two hedge relationships The borrowings in place have a designated initial carrying value of approx. €1.05 billion (note 18 “Borrowings” of the Consolidated financial statements in Item 18.) hedged against Euro designated net investments in foreign operations.

The specific risk management objective is to carry out a net investment hedge in the consolidated financial statements of the Group, to reduce the foreign currency translation exposure arising from the Group’s investments in foreign entities with Euro functional currency through the use of Euro currency borrowings as hedging instruments as permitted by the Group’s Treasury policy.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Indian Rupee, Israeli Shekel, Japanese Yen and the Chinese Yuan. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations where the transactions are denominated in a currency that is not the entity’s functional currency.

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries into its reporting currency, US Dollar. The Group’s primary balance sheet translation exposures are noted in the Exposure analysis below. These exposures are kept under regular review with the Group treasury function providing reporting to the Treasury Risk committee and the Audit committee.

Group borrowings are denominated in US Dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Groups operations used to service those borrowings. The May 2020 debt refinancing included an additional proportion of Euro debt and a reduction in US Dollar debt which is intended to better match the currency profile of the Group’s debt with the cash flows used to service that debt (note 18 “Borrowings” of the Consolidated financial statements in Item 18.).

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group’s reporting currency of US Dollars. As at October 31, 2020 two net investment hedges totaling €1.05 billion have been designated using non-derivative Euro debt instruments to minimize the volatility in shareholder’s equity arising from foreign currency translation (there were no net investment hedges as at October 31, 2019).

Exposures also arise from foreign currency denominated trading transactions undertaken by subsidiaries and exposures here are not hedged.

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

The impact on the Consolidated statement of comprehensive income of foreign exchange losses in the 12-month period ended 31 October 2020 of $29.7 million (2019: $11.3 million loss). The foreign exchange loss in the 12-month period includes the loss of $21.8 million due to the settlement of the foreign exchange contract regarding the cancelled dividend.

Exposure report analysis

The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US dollar and transactions made in other currencies as well as changes in interest rates from US and Euro capital markets. Foreign exchange exposures for all re-measuring balances are tracked and reported to management

The key drivers for foreign exchange exposure are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. The table below represents a key currency extract from the Group exposures to movements in currency presenting exposures in excess of $10 million equivalent. The key exposure relates to the increased Euro debt profile since the May refinancing. The Indian Rupee and Israeli Shekel had key inter-company positions during the year.

Foreign exchange analysis is shown as for reporting to the Treasury Risk committee. Please note that aggregate Foreign exchange exposures for the Euro below do not consider the impact of the net investment hedges. However, the impact can be seen in the hedging table above.

	Group exposure	+/- 5%	+/- 10%
Key aggregate currency exposures*	$m	$m	$m
Euro	(1,280.1)	64.0	128.0
Indian Rupee (INR)	(42.4)	2.1	4.2
Israeli Shekel (ILS)	(29.2)	1.4	2.9
Chinese Yuan (CNY)	(25.6)	1.3	2.6
Australian Dollar (AUD)	(15.7)	0.8	1.6

Japanese Yen (JPY)	55.1	2.8	5.5
Swedish Krona (SEK)	23.5	1.2	2.4
Swiss Franc (CHF)	18.9	0.9	1.9
Danish Krone (DKK)	17.1	0.9	1.7
Canadian Dollar (CAD)	15.9	0.8	1.6
Mexican Peso (MXN)	14.6	0.7	1.5
United Arab Emirates Dirham (AED)	13.7	0.7	1.4
Czech Koruna (CZK)	10.3	0.5	1.0

  * Presenting aggregate foreign exchange exposures in excess of $10 million equivalent.

Interest rate exposure

Borrowings exposures to variable interest rate changes (based on gross debt excluding the effects of hedging)	Group exposure	LIBOR, EURIBOS +1%
	$m	$m
Euro	1,228.7	12.3
US dollar	3,504.5	35.0
Total Gross Debt	4,733.2	47.3

Item 12.	Description of Securities Other than Equity Securities.

Item 12. A.	Debt Securities.

Not applicable

Item 12. B.	Warrants and rights.

Not applicable

Item 12. C.	Other Securities

Not applicable.

Item 12. D.	American Depositary Shares.

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

During the year, as a result of the Group’s decision to withdraw the FY19 final dividend and not pay a FY20 interim dividend, the Depositary did not charge the fee related to distributions of cash dividends. In the place of this fee the Depositary has charged a fee for the operation and maintenance of administering the ADSs. It is expected that fees will continue to be charged for the operating and maintenance of ADS rather than on distribution of dividends even though it is the Group’s policy to recommence dividends, see Item 8A. The total fees charged by the Depositary are unchanged at $0.02 per ADS charged twice per year.

Service	Fees
Issuance of ADSs including issuance from a distribution of shares and distribution of ADSs pursuant to bonus distributions, stock splits or other distributions.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).
Distribution of cash dividends. This fee is not currently charged.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).
An annual fee for operation and maintenance of administering the ADSs.	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs). The current per ADS fee to be charged for the operation and maintenance of administering pf the ADS is $0.02 per ADS twice per year.
Transfer and registration of shares on share register to or from the name of the depositary or its agent when you deposit or withdraw shares	Registration or transfer fees

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

Fees and payments made by the Depositary to Micro Focus
Under the terms of the contractual arrangements set out in the separate agreement between Micro Focus and the Depositary referred to above, Micro Focus received a total of approximately US$1.9 million from the Depositary, comprising fees charged in respect of the operation and maintenance of administering the ADSs during the year ended October 31, 2020.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modiﬁcations to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Item 15. A.	Disclosure Controls and Procedures.

Disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) are designed to provide reasonable assurance that the information required to be (i) recorded, processed, summarized and reported within the time periods specified in  the SEC’s rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgement in evaluating the cost benefit relationship of possible controls and procedures.

Based on their most recent evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2020, the Company’s disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below. Notwithstanding the material weakness described below, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the audited consolidated financial statements contained in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal  years presented in conformity with IFRS. In addition, the material weaknesses described below did not result in a misstatement to the financial statements.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

Item 15. B.	Management’s annual report on internal control over financial reporting

As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (“NYSE”) the Group, as part of its disclosure and reporting obligations in the United States, is required to furnish this Annual Report by its management on its internal controls over financial reporting, including an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) as at October 31, 2020.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Group. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Group’s internal controls over financial reporting include policies and procedures which:

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

Any internal control network will have inherent limitations, such that the possibility of human error and circumvention or overriding of controls and procedures may not prevent or detect misstatements. In addition, the projection of any controls to future periods are subject to the risk that controls may become inadequate due to changes in conditions or because the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of internal controls over financial reporting as at October 31, 2020 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based on the assessment, management concluded that its internal control over financial reporting was not effective due to the following material weakness: the Company did not have adequate controls surrounding existing IT applications in particular regarding change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity related to those IT applications could not be relied upon. In aggregate, these control deficiencies impact all financial reporting processes and constitute a material weakness. This material weakness did not result in misstatement to the financial statements.

Our Consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting as at October 31, 2020 in this Annual Report on Form 20-F.

Item 15. C.	Attestation report of the registered public accounting ﬁrm

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Micro Focus International plc.:

Opinion on Internal Control Over Financial Reporting

We have audited Micro Focus International plc and subsidiaries’ (the Company) internal control over financial reporting as of October 31, 2020, based on Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated statements of financial position of the Company as of October 31, 2020 and 2019, the related Consolidated statements of comprehensive income, changes in equity, and cash flows for the twelve month periods ended October 31, 2020 and 2019, and the 18 month period ended October 31, 2018, and the related notes (collectively, the Consolidated financial statements), and our report dated February 22, 2021 expressed an unqualified opinion on those Consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment relating to deficient controls surrounding existing IT applications in particular regarding change management and access controls.  As a result of those deficiencies, automated controls and controls over information produced by the entity related to those IT applications could not be relied upon. In aggregate, these deficiencies impact all financial reporting processes and constitute a material weakness. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2020 Consolidated financial statements, and this report does not affect our report on those Consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
February 22, 2021

Item 15. D.	Changes in internal control over financial reporting.

In the period, following the first full year of SOX implementation in FY19, the Group continued to embed and refine the framework of SOX compliant internal controls under its central SOX Compliance Programme (“SCP”), together with a specialist team from its outsourced internal audit partner, PwC.   Governance for the SCP included a cross-functional SOX   steering group (“SSG”) chaired by the Group’s Chief Financial Officer reporting to the audit committee. In addition, the disclosure committee, also chaired by the Chief Financial Officer, continued to meet to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibilities in connection with the accuracy of financial reporting. The Group strengthened internal compliance by the appointment of a new SOX Assurance Director, increasing the internal compliance teams for Finance and IT, enhancing the Finance function Finance Processes and Compliance committee. The SCP continued to operate during a period of significant change across the organization as well as within the requirements of remote working under COVID-19 restrictions. Change activities include embedding the phased finance transformation program and the continuing work on preparation of the new   IT stack including associated internal controls over financial reporting for launch in FY21, as set out in Item 5.D. Trend Information. As part of the governance, the SSG monitors potential adverse impacts of organizational change to the SCP.

The SCP included reviews of the end-to-end process mapping, walkthroughs, test of design and test of effectiveness across the Group’s main processes, Hire to Retire, Quote to Cash, Procurement to Pay and Record to Report, as well as IT general controls (“ITGC”), leading to the  refinement  of  documented controls for each process. A global process owner owns each process and its associated controls. In the period, the Group has also reviewed its entity level controls and continued with the implementation of a SOX training plan across relevant parts of the Group. A key work stream of the SCP related to continuing to improve the adequacy of ITGCs. The challenges with the IT systems, including controls acquired with the HPE Software business, were disclosed in our Annual Report and Accounts for 2018 and 2019, and the 2018 and 2019 Form 20-F. Consequently, the business remained on its legacy IT systems, necessitating business process controls and ITGCs across both systems with the attendant complexity to the control environment. The work undertaken as part of the SCP identified a number of areas for improvement in the Group’s ITGCs. A remediation plan was agreed, which formed part of the SCP. Additionally, an in-house team was on boarded to Micro Focus to ensure continuity for future years. Work in this area was carried out under an IT SOX Compliance Group chaired by the Chief Information Security Officer (CISO) reporting to the main SSG.

In the Annual Report and Accounts 2019 and the 2019 Form 20-F the Group reported certain weaknesses in its internal control over financial reporting, which under Public Company Accounting Oversight Board auditing standards were considered to be a material weakness. The material weakness related to the fact that the Group did not have adequate controls surrounding existing IT applications, in particular regarding change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. During the year, under the SCP, management, where possible, put in place a number of actions to remediate these weaknesses and strengthen internal controls. The actions included, but were not limited to, implementing new controls both preventative and detective in nature, increasing the precision with which controls operate, ensuring clear ownership of every control, and implementing checks on the completeness and accuracy of reports that are relied upon as part of key control operations. Within the IT environment, and where technical limitations allowed, improvements included enhanced cross-functional change management controls and oversight board, clear definition of access control parameters and monitoring of IT applications, reviewing IT applications in scope and working with vendors on the timely provision of SOC1 reports. As a result of the work undertaken under the SCP, there was a significant reduction in the number of control deficiencies identified in the year, including the remediation of controls for a number of IT applications, evidencing the strengthening in internal control over financial reporting.

Remediation

The Group continues its work under the SCP to remediate the material weakness and other control deficiencies, and any other matters, which arise during its progress towards SOX compliance. As set out in Item 5.D. Trend Information the Group has a project underway to move to a simplified systems architecture enabling further automation of improved processes and controls. To maintain the required control environment the Group relies upon automated, semi- automated and manual controls together with a combination of preventative and detective controls. The material weakness, control deficiencies and other matters may not be able to be remediated by October 31, 2021, and there is a risk that other deficiencies for the purposes of SOX may be identified. Failure to correct the material weakness, or our failure to discover and address any other material weakness or control deficiencies, could result in inaccuracies in our financial statements, and  impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. It could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements, and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

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

The Code of Ethics was included as Exhibit 11.1 MF Code of Conduct Guide in the Annual Report on the 20-F for the year ended October 31, 2019.

Item 16. C.	Principal accountant fees and services

During the 12-months ended October 31, 2020, the 12-months ended October 31, 2019 and the 18-months ended October 31, 2018, the Group obtained the following services from the Group’s auditors as detailed below:

	12 months ended October 31,2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Audit of Company	7.2	12.8	12.2
ICOFR	2.7	3.0	-
Audit of subsidiaries	2.9	3.9	1.9
Total audit	12.8	19.7	14.1

Audit-related assurance fees	0.6	0.6	0.9
Other assurance services	-	-	0.7
Total assurance services	0.6	0.6	1.6

Tax compliance services	-	-	0.2
Tax advisory services	-	0.1	0.2
Services relating to taxation	-	0.1	0.4

All non-audit services	-	-	0.1

Total	13.4	20.4	16.2

The fees represent fees paid to KPMG LLP, as the current auditor.

There were no other fees in the 12-months ended October 31, 2020 and the 12-months ended October 31, 2019. Other fees in the 18-months ended October 31, 2018 relate primarily to the auditor’s assurance work in relation to the SUSE divestiture and licence verification compliance work.

Independence and objectivity of the external auditors
The Audit Committee approves all non-audit work commissioned from the external auditors. The committee is responsible for safeguarding the independence and objectivity of the external auditors and has developed a robust policy designed to ensure that this is not compromised. As explained above, the committee manages the risks that the external auditors undertake inappropriate non- audit work, or earn material levels of fees for non-audit services. It also considers the standing and experience of the external audit partner and takes comfort from the fact that KPMG took office relatively recently and from the external auditors’ confirmation that they have complied with relevant UK and US independence standards.

The committee is satisfied that the independence and objectivity of the external auditors has been maintained throughout the year ended October 31, 2020 and to the date of this report.

Item 16. D.	Exemptions from the listing standards for audit committees

Not applicable.

Item 16. E.	Purchase of equity securities by the issuer and affiliated purchases

Not applicable.

Item 16. F.	Change in Registrant’s certifying accountant

Not applicable.

Item 16. G.	Corporate Governance

Principles

Micro Focus International plc (the “Company”) has a primary listing on the London Stock Exchange. As such, it is required to comply with the UK Corporate Governance Code (the “Code”). For the year ended October 31, 2020 this was the edition of the Code published by the UK’s Financial Reporting Council in July 2018.

The Company’s ADSs are listed on the NYSE. As a Foreign Private Issuer, we are required to comply with some, but not all, of the NYSE’s corporate governance rules, and are required to disclose any significant ways in which the UK corporate governance practices employed by the Company differ from those followed by US companies under the NYSE Listed Company Manual.

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

Throughout the year ended October 31, 2020 and to the date of this report, the Board considers that the Company has been in full compliance with the principles of the Code, and with each of its provisions, save for Provision 9 (being that the role of chair and chief executive should not be exercised by the same individual) and Provision 19 (being that the chair should not remain in post beyond nine years from the date of their first appointment to the board).  Prior to the appointment of Greg Lock as non-executive Chairman on February 14, 2020, the Company was not compliant as a result of Kevin Loosemore holding the role of Executive Chairman and his service beyond nine years. The appointment of Greg Lock as an independent non-executive Chairman results in a clear division of responsibilities between the leadership of the Board and the executive leadership of the Company’s business in accordance with the Code.

For the period prior to Greg Lock’s appointment, in order to mitigate any potential concerns around the concentration of decision making power within the role of the Executive Chairman, the senior independent non-executive director, Karen Slatford, had separate and defined responsibilities, including leading the Board’s consideration of and deliberations on governance issues. In the year under review, this included overseeing the annual review of board effectiveness. The division of responsibilities were reviewed following the appointment of Greg Lock as Non-Executive Chairman and the roles of the Non-Executive Chairman, Chief Executive Office and Senior Independent Director were clearly defined, reviewed and approved by the Board.

Non-executive directors’ Independence

Each of the non-executive directors who served during the period November 1, 2019 to October 31, 2020, was considered by the Board to be independent. The non-executive Chairman was independent on appointment when assessed against the Provisions of the Code. Karen Slatford was appointed to the Board in July 2010 and has now served for more than nine years. The Board has specifically considered whether this was likely to affect, or could appear to affect, her independence and concluded that she continued to demonstrate independence in thought and judgement, noting that there were no other relationships or circumstances that could affect her independence. The independent non-executive directors comprise a majority of the Board. The Board also has formal procedures for managing conflicts of interest.

The non-executive directors meet together regularly without the presence of executive directors.  In addition, the Senior Independent Director meets with the non-executive and executive directors at least once a year to review the performance of the Non-Executive Chairman and to consider whether to recommend his re-election, providing feedback directly to the Chairman.

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

Each Board Committee has clearly defined terms of reference approved by the Board setting out their respective authority and duties.  The terms of reference for each committee can be found on the Company’s website at https://www.microfocus.com/en-us/governance-policies/committees-of-the-board

Under the US Securities Exchange Act of 1934 and the NYSE Listed Company Manual, the Company is required to have an audit committee that is comprised of at least three members from the independent non-executive directors of the Company’s Board. Our Audit Committee complies, and during the year ended October 31, 2020 has complied, with these requirements. As stated in Item 16.A. above, the Board has determined that Richard Atkins possesses ‘accounting or related financial management expertise’, as required by section 303A.07 (a) of the NYSE Listed Company Manual. Richard Atkins also possesses the financial and audit committee experience set forth in the Code.

The Company’s Audit Committee does not have direct responsibility for the appointment, reappointment or removal of the independent auditors. Instead, it follows the UK Companies Act 2006 by making recommendations to the Board on these matters for it to put forward for shareholder approval at the AGM.

Shareholder approval of equity compensation plans

Under NYSE listing rules, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company complies with corresponding UK requirements in the Listing Rules, requiring the Company to seek shareholder approval for employee share schemes and significant changes to existing schemes, save in circumstances permitted by the Listing Rules (Listing Rule 9.4.1). The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Corporate Governance Guidelines

Section 303A.09 of the NYSE Listed Company Manual requires listed companies to adopt and disclose corporate governance guidelines. As noted above, in line with its obligations under the UK’s Listing Rules the Company applies the UK Corporate Governance Code and, as required by the Listing Rules, the Annual Report contains an explanation of (i) how it has applied the principles of the Code, and (ii) whether it complies in full with the Code’s provisions, or, where it does not, providing an explanation of any non-compliance and the reasons for this (LR 9.8.6).

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

The financial statements filed as part of this Annual Report on Form 20-F are included in Item 18 on pages F-1 through F-105 hereof.

Item 19.	Exhibits

The following exhibits are filed as part of this report:

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act

4.1
Credit Agreement amendments, among Micro Focus International plc, Micro Focus Group Limited, MA FinanceCo., LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.

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

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and autho-rized the undersigned to sign this annual report on its behalf.

Micro Focus International plc

/s/ Stephen Murdoch

Stephen Murdoch

Chief Executive Officer

Date:  February 22, 2021

Consolidated financial statements and notes

F-2	Reports of Independent Registered Public Accounting Firms
F-4	Consolidated statement of comprehensive income
F-10	Consolidated statement of financial position
F-12	Consolidated statement of changes in equity
F-15	Consolidated statement of cash flows
F-16	Summary of significant accounting policies
F-35	Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Micro Focus International plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated statements of financial position of Micro Focus International plc. and subsidiaries (the Company) as of October 31, 2020 and 2019, the related Consolidated statements of comprehensive income, changes in equity, and cash flows for the twelve month periods ended October 31, 2020 and 2019 and the eighteen month period ended  October 31, 2018, and the related notes (collectively, the Consolidated financial statements). In our opinion, the Consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2020 and 2019, and the results of its operations and its cash flows for the twelve month periods ended October 31, 2020 and 2019 and the eighteen month period ended October 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in note I.W, the Company changed its method of accounting for leases as of November 1, 2019 due to the adoption of IFRS 16, Leases.

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

Evaluation of goodwill impairment analysis

As discussed in Note 10 to the Consolidated financial statements, the goodwill balance as of October 31, 2020 was $3,835.4 million, which related to the Company’s single cash generating unit (“CGU”) and an impairment of $2,799.2 million was recognized in the period. The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

We identified the evaluation of the goodwill impairment analysis as a critical audit matter. The estimated recoverable amount of the CGU uses forward-looking estimates that involved a high degree of subjective auditor judgement, in addition to specialized skills and knowledge to evaluate. Specifically, the key assumptions of the discount rate and annual revenue growth rate by product group in the initial five-year forecast (revenue growth rates) were challenging to test as reasonably possible changes to those assumptions had a significant effect on the Company’s assessment of the recoverable amount of the CGU and the impairment recognized in the period

The following are the primary procedures we performed to address this critical audit matter.

•	We compared the Company’s historical revenue growth rates to actual results to assess the Company’s ability to accurately forecast future revenue growth.

•	We evaluated the reasonableness of the Company’s forecasted revenue growth rates by comparing them to previous projections, relevant industry trends and current market indices.

•
We involved valuation professionals with specialized skills and knowledge, who assisted in comparing the discount rate used in the valuation against a discount rate range that was independently developed using publicly available market data for comparable companies.

Identification of performance obligations in certain multi-element customer contracts containing licences

As discussed in Note 2 to the Consolidated financial statements, the Company’s total licence revenue recognized in the year ended October 31, 2020 was $646.5 million, a portion of which related to licence revenue from certain multi-element customer contracts. As discussed in Note II.C to the Consolidated financial statements, in such certain multi-element contracts, the Company makes significant judgements to identify each separate performance obligation in multi-element contracts (for example granting of licences, maintenance, SaaS & other recurring and consulting services) which may impact the timing of revenue recognition.

We determined the identification of performance obligations in certain multi-element customer contracts containing licences to be a critical audit matter. Subjective and complex auditor judgement was required to evaluate the Company’s identification of each performance obligation within these contracts.

The following is the primary procedure we performed to address this critical audit matter. We selected certain multi-element customer contracts containing licences and performed an independent analysis of the performance obligations and compared our judgements and conclusions to those made by the Company.

/s/ KPMG LLP
We have served as the Company’s auditor since 2017.

London, United Kingdom
February 22, 2021

Consolidated statement of comprehensive income
for the 12 months ended October 31, 2020

		Before exceptional items	Exceptional items (note 4)	Total
Continuing operations	Note	$m	$m	$m
Revenue	1,2	3,001.0	-	3,001.0
Cost of sales		(698.7)	(4.0)	(702.7)
Gross profit		2,302.3	(4.0)	2,298.3
Selling and distribution expenses		(1,099.2)	(12.9)	(1,112.1)
Research and development expenses		(512.7)	(0.9)	(513.6)
Administrative expenses		(340.2)	(2,993.8)	(3,334.0)
Operating profit/(loss)		350.2	(3,011.6)	(2,661.4)

Finance costs	6	(281.6)	-	(281.6)
Finance income	6	2.6	-	2.6
Net finance costs	6	(279.0)	-	(279.0)

Profit/(Loss) before tax		71.2	(3,011.6)	(2,940.4)
Taxation	7	(72.9)	38.7	(34.2)
Loss from continuing operations		(1.7)	(2,972.9)	(2,974.6)
Profit/(loss) from discontinued operation (attributable to equity shareholders of the Company)	32	7.3	(2.2)	5.1
Profit/(loss) for the period		5.6	(2,975.1)	(2,969.5)

Attributable to:
Equity shareholders of the Company		5.6	(2,975.1)	(2,969.5)
Non-controlling interests		-	-	-
Profit/(loss) for the period		5.6	(2,975.1)	(2,969.5)

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income continued
for the 12 months ended October 31, 2020

		Before exceptional items	Exceptional items (note 4)	Total
	Note	$m	$m	$m
Profit/(loss) for the period		5.6	(2,975.1)	(2,969.5)
Other comprehensive (expense)/income for the period:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	22	(0.4)	-	(0.4)
Actuarial gain on non-plan pension assets	22	0.4	-	0.4
Deferred tax movement on pension schemes		(5.0)	-	(5.0)
Continuing operations: Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	27	(41.3)	-	(41.3)
Deferred tax movement on cash flow hedge movements	27	7.8	-	7.8
Deferred tax movement on currency translation differences		(8.7)	-	(8.7)
Deferred tax movement on Euro loan foreign exchange hedging		11.1	-	11.1
Currency translation differences		(67.0)	-	(67.0)
Other comprehensive expense for the period		(103.1)	-	(103.1)
Total comprehensive expense for the period		(97.5)	(2,975.1)	(3,072.6)
Attributable to:
Equity shareholders of the Company		(97.5)	(2,975.1)	(3,072.6)
Non-controlling interests		-	-	-
Total comprehensive expense for the period		(97.5)	(2,975.1)	(3,072.6)

Total comprehensive (expense)/income attributable to the equity shareholders of the Company arises from:
Continuing operations		(104.8)	(2,972.9)	(3,077.7)
Discontinued operation		7.3	(2.2)	5.1
		(97.5)	(2,975.1)	(3,072.6)
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic and diluted	9			(884.63)
From continuing operations
- basic and diluted	9			(886.15)
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic and diluted	9			(692.26)
From continuing operations
- basic and diluted	9			(693.45)

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income
for the 12 months ended October 31, 2019

		Before exceptional items	Exceptional items (note 4)	Total[1]
Continuing operations	Note	$m	$m	$m
Revenue	1,2	3,348.4	-	3,348.4
Cost of sales		(777.3)	(12.6)	(789.9)
Gross profit		2,571.1	(12.6)	2,558.5
Selling and distribution expenses		(1,216.4)	(8.4)	(1,224.8)
Research and development expenses		(491.7)	0.5	(491.2)
Administrative expenses		(347.1)	(273.7)	(620.8)
Operating profit/(loss)		515.9	(294.2)	221.7

Finance costs	6	(282.4)	-	(282.4)
Finance income	6	26.6	-	26.6
Net finance costs	6	(255.8)	-	(255.8)

Profit/(loss) before tax		260.1	(294.2)	(34.1)
Taxation	7	(38.3)	54.3	16.0
Profit/(loss) from continuing operations		221.8	(239.9)	(18.1)
Profit from discontinued operation (attributable to equity shareholders of the Company)	32	28.7	1,458.5	1,487.2
Profit for the period		250.5	1,218.6	1,469.1

Attributable to:
Equity shareholders of the Company		250.2	1,218.6	1,468.8
Non-controlling interests		0.3	-	0.3
Profit for the period		250.5	1,218.6	1,469.1

1 In accordance with the requirements of IFRS 16 “Leases” the results for the 12 months ended October 31, 2019 have not been restated.

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income continued
for the 12 months ended October 31, 2019

		Before exceptional items	Exceptional items (note 4)	Total[1]
	Note	$m	$m	$m
Profit for the period		250.5	1,218.6	1,469.1
Other comprehensive (expense)/income for the period:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	22	(26.2)	-	(26.2)
Actuarial gain on non-plan pension assets	22	0.3	-	0.3
Deferred tax movement		13.0	-	13.0
Discontinued operation:
Actuarial gain on pension schemes liabilities	22	0.1	-	0.1
Actuarial gain on non-plan pension assets	22	0.1	-	0.1
Currency translation differences - discontinued operation		-	(1.5)	(1.5)
Continuing operations: Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	27	(122.9)	-	(122.9)
Current tax movement on cash flow hedge movements	27	23.3	-	23.3
Deferred tax movement on currency translation differences		14.0	-	14.0
Currency translation differences		(206.2)	-	(206.2)
Other comprehensive expense for the period		(304.5)	(1.5)	(306.0)
Total comprehensive (expense)/income for the period		(54.0)	1,217.1	1,163.1
Attributable to:
Equity shareholders of the Company		(54.3)	1,217.1	1,162.8
Non-controlling interests		0.3	-	0.3
Total comprehensive (expense)/income for the period		(54.0)	1,217.1	1,163.1

Total comprehensive (expense)/income attributable to the equity shareholders of the Company arises from:
Continuing operations		(82.9)	(239.9)	(322.8)
Discontinued operation		28.9	1,457.0	1,485.9
		(54.0)	1,217.1	1,163.1
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			388.50
- diluted	9			384.35
From continuing operations
- basic	9			(4.87)
- diluted	9			(4.87)
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			305.07
- diluted	9			301.81
From continuing operations
- basic	9			(3.82)
- diluted	9			(3.82)

1 In accordance with the requirements of IFRS 16 “Leases” the results for the 12 months ended October 31, 2019 have not been restated.

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income
for the 18 months ended October 31, 2018

		Before exceptional items	Exceptional items (note 4)	Total[1]
Continuing operations	Note	$m	$m	$m
Revenue	1,2	4,754.4	-	4,754.4
Cost of sales		(1,237.3)	(65.4)	(1,302.7)
Gross profit		3,517.1	(65.4)	3,451.7
Selling and distribution costs		(1,725.0)	(39.2)	(1,764.2)
Research and development expenses		(663.4)	(17.4)	(680.8)
Administrative expenses		(213.7)	(416.2)	(629.9)
Operating profit/(loss)		915.0	(538.2)	376.8

Finance costs	6	(344.0)	(6.4)	(350.4)
Finance income	6	7.1	0.6	7.7
Net finance costs	6	(336.9)	(5.8)	(342.7)

Profit/(loss) before tax		578.1	(544.0)	34.1
Taxation	7	(125.1)	798.2	673.1
Profit from continuing operations		453.0	254.2	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	32	76.9	-	76.9
Profit for the period		529.9	254.2	784.1

Attributable to:
Equity shareholders of the Company		529.8	254.2	784.0
Non-controlling interests		0.1	-	0.1
Profit for the period		529.9	254.2	784.1

1 In accordance with the requirements of IFRS 16 “Leases” the results for the 18 months ended October 31, 2018 have not been restated.

The accompanying notes form part of these financial statements.

Consolidated statement of comprehensive income continued
for the 18 months ended October 31, 2018

		Before exceptional items	Exceptional items (note 4)	Total[1]
	Note	$m	$m	$m
Profit for the period		529.9	254.2	784.1
Other comprehensive (expense)/income:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	22	(8.9)	-	(8.9)
Actuarial loss on non-plan pension assets	22	(5.3)	-	(5.3)
Deferred tax movement		3.8	-	3.8
Discontinued operation:
Actuarial loss on pension schemes liabilities	22	(1.5)	-	(1.5)
Actuarial loss on non-plan pension assets	22	(0.5)	-	(0.5)
Deferred tax movement		0.5	-	0.5
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	27	86.4	-	86.4
Current tax movement	27	(16.4)	-	(16.4)
Currency translation differences - continuing operations		(29.5)	-	(29.5)
Currency translation differences - discontinued operation		0.7	-	0.7
Other comprehensive income for the period		29.3	-	29.3
Total comprehensive income for the period		559.2	254.2	813.4
Attributable to:
Equity shareholders of the Company		559.1	254.2	813.3
Non-controlling interests		0.1	-	0.1
Total comprehensive income for the period		559.2	254.2	813.4

Total comprehensive income attributable to the equity shareholders of the Company arises from:
Continuing operations		483.1	254.2	737.3
Discontinued operation		76.1	-	76.1
		559.2	254.2	813.4
Earnings per share (cents)
From continuing and discontinued operations				cents
- basic	9			201.70
- diluted	9			196.17
From continuing operations
- basic	9			181.91
- diluted	9			176.92
Earnings per share (pence)
From continuing and discontinued operations				pence
- basic	9			151.61
- diluted	9			147.45
From continuing operations
- basic	9			136.73
- diluted	9			132.98

1 In accordance with the requirements of IFRS 16 “Leases” the results for the 18 months ended October 31, 2018 have not been restated.
The accompanying notes form part of these financial statements.

Consolidated statement of financial position

	Note	October 31, 2020 $m	October 31, 2019 $m1
Non-current assets
Goodwill	10	3,835.4	6,671.3
Other intangible assets	11	5,383.0	5,942.3
Property, plant and equipment	12	93.7	140.5
Right-of-use assets	19	207.2	-
Long-term pension assets	22	18.2	17.1
Contract-related costs	15	35.7	31.5
Other non-current assets	13	31.8	44.0
		9,605.0	12,846.7
Current assets
Inventories		-	0.1
Trade and other receivables	14	731.4	1,032.9
Contract-related costs	15	27.9	19.3
Current tax receivables	7	45.3	40.1
Cash and cash equivalents	16	737.2	355.7
		1,541.8	1,448.1
Total assets		11,146.8	14,294.8

Current liabilities
Trade and other payables	17	503.5	611.0
Borrowings	18	21.4	-
Lease obligations (2019: Finance leases)	19	82.2	11.8
Provisions	21	49.7	29.3
Current tax liabilities	7	150.1	104.0
Contract liabilities	20	981.4	1,045.9
		1,788.3	1,802.0

Non-current liabilities
Contract liabilities	20	117.2	149.9
Borrowings	18	4,618.9	4,670.7
Lease obligations (2019: Finance leases)	19	168.2	11.7
Derivative liability	24	77.9	36.5
Retirement benefit obligations	22	155.0	141.4
Provisions	21	22.5	49.1
Other non-current liabilities	23	39.9	50.4
Current tax liabilities	7	102.7	119.7
Deferred tax liabilities	7	841.1	987.1
		6,143.4	6,216.5
Total liabilities		7,931.7	8,018.5
Net assets		3,215.1	6,276.3

1 In accordance with the requirements of IFRS 16 “Leases” the comparative amounts have not been restated.

Consolidated statement of financial position continued

		October 31, 2020	October 31, 2019[1]
	Note	$m	$m
Capital and reserves
Share capital	25	47.3	47.2
Share premium account	26	46.5	44.0
Merger reserve	27	1,767.4	1,739.8
Capital redemption reserve	27	2,485.0	2,485.0
Hedging reserve	27	(63.1)	(29.6)
Retained earnings		(741.3)	2,250.7
Foreign currency translation reserve		(326.7)	(262.1)
Total equity attributable to owners of the parent		3,215.1	6,275.0
Non-controlling interests	28	-	1.3
Total equity		3,215.1	6,276.3

1 In accordance with the requirements of IFRS 16 “Leases” the comparative amounts have not been restated.

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity
For the 18 months ended October 31, 20181

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at May 1, 2017		39.7	192.1	902.2	(22.9)	163.4	-	338.1	1,612.6	0.9	1,613.5

Profit for the financial period		-	-	784.0	-	-	-	-	784.0	0.1	784.1
Other comprehensive income for the period		-	-	(11.9)	(28.8)	-	70.0	-	29.3	-	29.3
Total comprehensive income/(expense) for the period		-	-	772.1	(28.8)	-	70.0	-	813.3	0.1	813.4
Transactions with owners:
Dividends	8	-	-	(542.2)	-	-	-	-	(542.2)	-	(542.2)
Share options:
Issue of share capital – share options	25,26	0.2	5.6	-	-	-	-	-	5.8	-	5.8
Share-based payment charge	29	-	-	78.6	-	-	-	-	78.6	-	78.6
Current tax on share options	7	-	-	4.1	-	-	-	-	4.1	-	4.1
Deferred tax on share options	7	-	-	(23.7)	-	-	-	-	(23.7)	-	(23.7)
Acquisitions:
Shares issued to acquire the HPE Software business	25	28.8	-	-	-	-	-	6,485.4	6,514.2	-	6,514.2
Share reorganization and buy-back:
Return of Value – share consolidation	29,31	(2.9)	-	-	-	2.9	-	-	-	-	-
Issue and redemption of B shares	25	-	(156.7)	(500.0)	-	500.0	-	(343.3)	(500.0)	-	(500.0)
Share buy-back	25	-	-	(171.7)	-	-	-	-	(171.7)	-	(171.7)
Reallocation of merger reserve	27	-	-	2,755.8	-	-	-	(2,755.8)	-	-	-
Total movements for the period		26.1	(151.1)	2,373.0	(28.8)	502.9	70.0	3,386.3	6,178.4	0.1	6,178.5
Balance as at October 31, 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0

1 In accordance with the requirements of IFRS 16 “Leases” the results for the 18 months ended October 31, 2018 have not been restated.

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity
For the 12 months ended October 31, 20191

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at November 1, 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Impact of adoption of IFRS 9		-	-	(15.6)	-	-	-	-	(15.6)	-	(15.6)
Revised balance at November 1, 2018		65.8	41.0	3,312.0	(51.7)	666.3	70.0	3,724.4	7,827.8	1.0	7,828.8
Profit for the financial period		-	-	1,468.8	-	-	-	-	1,468.8	0.3	1,469.1
Other comprehensive income/(expense) for the period		-	-	4.0	(210.4)	-	(99.6)	-	(306.0)	-	(306.0)
Total comprehensive income/(expense) for the period		-	-	1,472.8	(210.4)	-	(99.6)	-	1,162.8	0.3	1,163.1

Transactions with owners:
Dividends	8	-	-	(439.2)	-	-	-	-	(439.2)	-	(439.2)
Share options:
Issue of share capital – share options	25,26	0.1	3.0	(3.8)	-	-	-	-	(0.7)	-	(0.7)
Share-based payment charge	29	-	-	64.5	-	-	-	-	64.5	-	64.5
Current tax on share options	7	-	-	13.1	-	-	-	-	13.1	-	13.1
Deferred tax on share options	7	-	-	(7.6)	-	-	-	-	(7.6)	-	(7.6)
Share reorganization and buy-back:
Return of Value – share consolidation	29,31	(18.7)	-	-	-	18.7	-	-	-	-	-
Expenses relating to Return of Value	27	-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Issue and redemption of B shares	25	-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Share buy-back	25	-	-	(544.7)	-	-	-	-	(544.7)	-	(544.7)
Reallocation of merger reserve	27	-	-	184.6	-	-	-	(184.6)	-	-	-
Total movements for the period		(18.6)	3.0	(1,061.3)	(210.4)	1,818.7	(99.6)	(1,984.6)	(1,552.8)	0.3	(1,552.5)
Balance as at October 31, 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
1 In accordance with the requirements of IFRS 16 “Leases” the results for the 12 months ended October 31, 2019 have not been restated.

The accompanying notes form part of these financial statements.

Consolidated statement of changes in equity
For the 12 months ended October 31, 2020

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at November 1, 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
Impact of adoption of IFRS 16		-	-	(8.4)	-	-	-	-	(8.4)	-	(8.4)
Revised balance at November 1, 2019		47.2	44.0	2,242.3	(262.1)	2,485.0	(29.6)	1,739.8	6,266.6	1.3	6,267.9
Loss for the financial period		-	-	(2,969.5)	-	-	-	-	(2,969.5)	-	(2,969.5)
Other comprehensive expense for the period		-	-	(5.0)	(64.6)	-	(33.5)	-	(103.1)	-	(103.1)
Total comprehensive expense for the period		-	-	(2,974.5)	(64.6)	-	(33.5)	-	(3,072.6)	-	(3,072.6)

Share options:
Issue of share capital – share options	25,26	0.1	2.5	0.3	-	-	-	-	2.9	-	2.9
Share-based payment charge	29	-	-	18.3	-	-	-	-	18.3	-	18.3
Current tax on share options	7	-	-	0.1	-	-	-	-	0.1	-	0.1
Deferred tax on share options	7	-	-	(1.5)	-	-	-	-	(1.5)	-	(1.5)

Purchase of remaining non-controlling interest	28	-	-	1.3	-	-	-	-	1.3	(1.3)	-
Reallocation of merger reserve	27	-	-	(27.6)	-	-	-	27.6	-	-	-
Total movements for the period		0.1	2.5	(2,983.6)	(64.6)	-	(33.5)	27.6	(3,051.5)	(1.3)	(3,052.8)
Balance as at October 31, 2020		47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	-	3,215.1

The accompanying notes form part of the financial statements.

Consolidated statements of cash flows

		12 months ended October 31, 2020	12 months ended October 31, 2019[1]	18 months ended October 31, 2018[1]
	Note	$m	$m	$m
Cash flows from operating activities
Cash generated from operations	34	1,082.8	1,056.3	1,424.3
Interest paid		(207.1)	(227.1)	(301.8)
Bank loan costs		(47.9)	-	(101.2)
Tax paid		(149.6)	(167.4)	(99.5)
Net cash generated from operating activities		678.2	661.8	921.8
Cash flows from/(used in) investing activities
Payments for intangible assets	11	(60.6)	(29.3)	(92.1)
Purchase of property, plant and equipment	12	(26.3)	(56.3)	(40.1)
Finance leases		-	-	(0.7)
Interest received		2.4	26.6	9.2
Payment for acquisition of business	33	(6.0)	(89.0)	(19.2)
Net cash acquired with acquisitions	33	-	1.2	321.7
Investing cash flows generated from disposals	32	1.3	20.0	-
Investing cash flows generated from discontinued operation, net of cash disposed	32	-	2,473.5	-
Tax paid on divestiture gain		-	(264.6)	-
Net cash (used in)/from investing activities		(89.2)	2,082.1	178.8
Cash flows used in financing activities
Investment in non-controlling interest		-	-	(0.1)
Proceeds from issue of ordinary share capital	25,26	2.6	3.1	5.8
Purchase of treasury shares and related expenses	25	-	(544.7)	(171.7)
Return of Value paid to shareholders	25,27	-	(1,800.0)	(500.0)
Expenses relating to Return of Value	25	-	(1.0)	-
Repayment of working capital in respect of the HPE Software business acquisition		-	-	(225.8)
Payment for lease liabilities (2019: payment for finance lease liabilities)	19	(80.1)	(12.9)	-
Settlement if foreign exchange derivative	24	(21.8)	-	-
Repayment of bank borrowings	18	(1,589.7)	(212.6)	(252.9)
Proceeds from bank borrowings	18	1,490.8	-	1,043.8
Dividends paid to owners	8	-	(439.2)	(542.2)
Net cash used in financing activities		(198.2)	(3,007.3)	(643.1)
Effects of exchange rate changes		(9.3)	(1.8)	15.3
Net increase/(decrease) in cash and cash equivalents		381.5	(265.2)	472.8
Cash and cash equivalents at beginning of period		355.7	620.9	151.0
	16	737.2	355.7	623.8
Reclassification to current assets classified as held for sale		-	-	(2.9)
Cash and cash equivalents at end of period	16	737.2	355.7	620.9

1 In accordance with the requirements of IFRS 16 “Leases” the comparative amounts have not been restated.

The accompanying notes form part of these financial statements.

Consolidated financial statements and notes
Summary of significant accounting policies

General information
Micro Focus International plc (“Company”) is a public limited company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at October 31, 2020, the Group had a presence in 48 countries (October 31, 2019: 48; October 31, 2018: 49) worldwide and employed approximately 11,900 people (October 31, 2019; 12,100; October 31, 2018: 14,800 including 1,200 SUSE employees).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

In 2018, the Company changed its financial year-end from April 30 to October 31 and reported 18-month financial statements running from May 1, 2017 to October 31, 2018.

The Group Consolidated financial statements were authorized for issuance by the board of directors on February 8, 2021.

I Significant Accounting policies

A Basis of preparation
The Consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), in accordance with international accounting standards in conformity with the requirements of the Companies Act and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (“IFRSs as adopted by the EU”).

The Consolidated financial statements have been prepared on a going concern basis under the historical cost convention. These financial statements have been prepared for a 12-month period as compared with a prior 12-month and 18-month reporting periods and therefore are not entirely comparable. The use of an 18-month reporting period is permitted under the UK Companies Act 2006.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, “Critical accounting estimates, assumptions and judgements”.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.

The accounting policies adopted are consistent with those of the Annual Report on Form 20-F for the 12 months ended October 31, 2019 apart from standards, amendments to or interpretations of published standards adopted during the year, as set out in Accounting Policy W “Adoption of new and revised IFRS”.

Going concern
In line with IAS 1 ‘Presentation of financial statements’ and the FRC guidance on “risk management, internal control and related financial and business reporting”, management has taken into account available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the consolidated financial statements when assessing the Group’s ability to continue as a going concern. This assessment covers the period to February 2022, which is consistent with the FRC guidance.

Item 5.A and Item 5.B includes information on our Group financial results, cash flow and net debt, and the balance sheet position.

In making this assessment, the directors considered the Group’s liquidity and solvency position. Whilst the Group has quarterly instalment payments due and, dependent on leverage, may be subject to an excess cash sweep against its external borrowing in the period to February 2022 the Group has no term loans maturing until June 2024 (see note 8 “Borrowings” for an analysis of borrowing maturity and additional details on repayment requirements). The Revolving Facility was undrawn at October 31, 2020 and the Group had $737.2 million of cash balances at October 31, 2020 providing total liquidity of $1,087.2 million. The Group’s Revolving Facility is subject to a net leverage covenant when it is more than 35% drawn at the quarter end (see note 10 “Financial risk management and instruments” for additional details). Under the Group’s forecasts the Revolving Facility is not forecast to be drawn in the period to February 2022 and therefore no covenant tests are expected to apply.

Consolidated financial statements and notes
Summary of significant accounting policies continued

The Group manages solvency and liquidity as part of its budgeting and performance management. The Group’s forecasting and planning cycle consists of a budget and a long-range plan which are used to generate income statement and cash flow projections. The cash flow projections also forecast the headroom on the Group’s undrawn Revolving Facility and expected net leverage. Actual and forecast liquidity are reviewed at least weekly by the Group’s working capital management group which reports to the Chief Financial Officer.

Also in assessing liquidity, the board considered the reported net current liability position of $246.5 million at October 31, 2020. This is the result of $981.4 million of advance billing for services which is required to be recognised as a contract liability. The cost of delivering these services is fully included in the Group’s forecasting and sensitivities.

COVID-19 and sensitivity
In assessing going concern the Group has estimated the financial impact of severe but plausible scenarios, which take into account the Group’s principal risks, impacting both revenue and Adjusted EBITDA, including a greater than forecast level of exceptional expenditure to complete the Group’s IT implementation being incurred. The impact of COVID-19 on Group’s cash flow in the current year has been limited however the severe but plausible scenarios reflect a wider macro-economic impact from COVID-19 continuing for the entire 12-month going concern assessment period to February 2022. This stress testing confirmed that existing projected cash flows and cash management activities provide us with significant headroom over the going concern assessment period. In addition under the severe but plausible scenarios, there is no point at which the Group would likely need to draw upon the Revolving Facility in the period to February 2022 and therefore no covenant test would be expected to apply.

Conclusion
Having performed the assessments discussed above, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the Consolidated financial statements. This assessment covers the period to February 2022, which is consistent with the FRC guidance.

B Consolidation
The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company and its subsidiaries prepared at the consolidated statement of financial position date.

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

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line “Attributable to non-controlling interests” on the face of the consolidated statement of comprehensive income and the consolidated statement of financial position.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Consolidated financial statements and notes
Summary of significant accounting policies continued

B Consolidation continued
During the 12-month period ended October 31, 2020, the Group acquired the minority interest remaining in Novell Japan Ltd and as a result held a 100% interest at October 31, 2020. At October 31, 2019 the Group had an 84.24% (2018: 81.05%) interest in Novell Japan Ltd which gave rise to the minority interest reported in these financial statements (note 28 “Non-controlling interests”).

C Assets held for sale and discontinued operations
A Non-current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A Non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

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

D Revenue recognition
The Group follows the principle-based five-step model in IFRS 15 and recognizes revenue on transfer of control of promised goods or services to customer when, or as the performance obligation is satisfied at an amount that reflects the consideration, which the Group expects to be entitled in exchange for those goods, or services. Customer contracts can include combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations. Typically, a license deal includes support, a separate performance obligation consisting of: call in assistance and when-and-if available updates. The right to get assistance and updates is not mandatory to use the license. Contracts may also include professional services, which primarily comprise installation, implementation, configuration, advisory services and staff augmentation; these services are available both from the Group and other external service providers. All software is considered off-the-shelf and most services make use of existing configuration functionality and do not modify or customize the source code within the products, nor do they create custom software. The professional service personalize the software to the customer’s requirements and preferences. Customers can benefit from both the software on its own and the subsequent services, individually and together. On this basis, the Group concludes that services are typically distinct from licenses and constitute a separate performance obligation, although this is also assessed on an individual contract basis.

Revenue is allocated to the various performance obligations on a relative stand-alone selling price (“SSP”) basis.

On an on-going basis, the Group utilizes available data points based on relevant historical transactions, to establish the observable stand-alone selling prices to be used in allocating transaction consideration. For observable stand-alone sales a reasonable range of prices will be determined to represent the stand-alone selling price of that performance obligation. Given the highly variable selling price of licenses, the Group has not established SSP for licenses. When SSP is established for the undelivered performance obligations (typically maintenance and professional services), the residual approach is used to allocate the transaction price to the delivered licenses.

For performance obligations where observable stand-alone sales are not available, SSP will be estimated using the following methods in the order set out below:

- Market price
- Expected cost plus a margin
- Residual approach

The Group recognizes revenues from sales of software licences (including Intellectual Property and Patent rights) to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance,  Software as a Service (“SaaS”), technical support, training and professional services. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications.

Consolidated financial statements and notes
Summary of significant accounting policies continued

D Revenue recognition continued

Software licence revenue is the sale of right to use the software on customer premises and is recognized at a point in time when the software is made available to the customer and/or reseller (i.e. when control of the asset is transferred and the performance obligation is satisfied). Licence revenue is considered right to use as the customer receives the right to download and use the software. The Group enters into licence verification arrangements, for customers who are not in compliance with their contractual licence and/or maintenance terms, by agreeing a one-off settlement fee. If more than one performance obligation can be identified in the contract, revenue is allocated to each performance obligation, otherwise the Group policy is to recognize as licence revenue. The allocation of revenue does not impact the timing of revenue recognition in these deals, given the performance obligation(s) have already been fulfilled, but will impact the presentation of revenue recognized during the period, (as licence or licence and maintenance).

For SaaS arrangements where customers access the functionality of a hosted software over the contract period without taking possession of the software, and performance obligations are provided evenly over a defined term, the Group recognizes revenue over the period in which the subscriptions are provided as the service is delivered, generally on a straight-line basis.

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

For time and material-based professional services contracts, the Group recognizes revenue as services are rendered. The Group recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a percentage of completion basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Service costs are expensed as incurred; amounts collected prior to satisfying the above conditions are shown as contract liabilities.

Where consideration is received in advance of satisfying the performance obligation and the performance obligation will be satisfied within one year of receipt of the consideration no significant financing component is recognized. The majority of the Group’s SaaS and maintenance contracts are for periods of one year. In addition, for multi-year contracts where consideration is received in advance, the purpose of the upfront billing is not for the Group to obtain financing, rather to avoid the administrative tasks of subsequent invoicing, cash collection and risk of cancellation.

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

Revenue recognition policy in the 18-month period ended October 31, 2018
The Group recognized revenues from sales of software Licences (including Intellectual Property and Patent rights), to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue included fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training were bundled with the Licence fee, they were unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value existed for all undelivered elements and there was no such evidence of fair value established for delivered elements, revenue was first allocated to the elements where fair value has been established and the residual amount was allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement did not exist, all revenue from the arrangement was deferred until such time that there was evidence of delivery.

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

G Segment reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker (“CODM”), defined as the Operating Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Operating Committee is Adjusted EBITDA as set out in note 1 “Segmental reporting”.

Consolidated financial statements and notes
Summary of significant accounting policies continued

H Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. In setting the policy for exceptional items, judgement is required to determine what the Group defines as “exceptional”. The Group considers whether an item is exceptional in nature if it is material or non-recurring or does not reflect the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities, Group restructuring and other one-off events such as restructuring programmes. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions, the cost of integrating acquired businesses, gains on the disposal of discontinued operations or impairment charges recognized against goodwill.

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

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement or termination. This is usually dependent on one or more factors such as age, years of service and compensation

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financial position as long-term pension assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

b) Share-based compensation
The Group operated various equity-settled, share-based compensation plans during the period.

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

The shares are recognized when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

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

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated statement of comprehensive income within administrative expenses.

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

Goodwill arising before 1 May 2004 is treated as an asset of the Company and expressed in the Company’s functional currency.

Consolidated financial statements and notes
Summary of significant accounting policies continued

c) Exchange rates
The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen and in the 12 months ended October 31, 2020 also the Indian Rupee and Chinese Yuan. The exchange rates used are as follows:

	12 months ended October 31, 2020		12 months ended October 31, 2019		18 months ended October 31, 2018
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.28	1.30	1.27	1.29	1.33	1.27
€1 = $	1.13	1.17	1.12	1.12	1.18	1.14
C$ = $	0.74	0.75	0.75	0.76	0.78	0.76
ILS = $	0.29	0.29	0.28	0.28	0.28	0.27
INR = $	0.01	0.01	n/a	n/a	n/a	n/a
CNY = $	0.14	0.15	n/a	n/a	n/a	n/a
100 JPY = $	0.93	0.96	1.10	1.08	0.90	0.92

K Intangible assets

a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or whenever there is an indication that the asset may be impaired. Goodwill is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each area of operation by each primary reporting segment.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is classified as held for sale, the goodwill associated with the held-for-sale operation is measured based on the relative values of the held-for-sale operation and the portion of the cash-generating unit retained.

b) Computer software
Computer software licenses are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of three to seven years for perpetual license or based on the agreement for term license.

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

K Intangible assets continued

d) Intangible assets – arising on business combinations
Other intangible assets that are acquired by the Group as part of a business combination are recognized at their fair value at the date of acquisition, and are subsequently amortized. Amortization is charged to the Consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortized from the date they are available for use. The estimated useful lives, determined at the acquisition date, will vary for each category of asset acquired and to date are as follows:

Purchased software	Term licence agreement based, generally three to seven years
Technology	Three to 12 years
Trade names	Three to 20 years
Customer relationships	Two to 15 years

Amortization of purchased software intangibles is included in administrative expenses, amortization of purchased technology intangibles is included in cost of sales and amortization of acquired purchased trade names and customer relationships are included in selling and distribution costs in the Consolidated statement of comprehensive income.

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

M Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever there is an indication that the asset may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortization and depreciation are also reviewed for any possible impairment at each reporting date.

N Trade receivables
Trade receivables are initially recognized at fair value and subsequently measured at amortized cost less provisions for impairment based upon an expected credit loss methodology. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset and are calculated using historical account payment profiles along with historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the debtor and the economic environment. The amount of the provision is the difference between the asset’s carrying amount and the present value of the probability weighted estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated statement of comprehensive income.

Consolidated financial statements and notes
Summary of significant accounting policies continued

O Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Consolidated statement of financial position.

P Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

Q Leases
As disclosed in W ‘Adoption of new and revised International Financial Reporting Standards’ below, the Group applied IFRS 16 “Leases” using the modified retrospective approach for the 12 months ended October 31, 2020 and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The detailed accounting policies under IAS 17 and IFRIC 4 are disclosed separately; key differences between IFRS 16 and IAS 17 and IFRIC 4 are described in W ‘Adoption of new and revised International Financial Reporting Standards’.

Lease accounting policy under IFRS 16

As a lessee
When the Group leases an asset a ‘right-of-use asset’ is recognized for the leased item and a lease liability is recognized for any lease payments due over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (note 19 “Leases”). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment described in L above. If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the Group for the relevant portfolio (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

After initial recognition, the lease liability is recorded at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any change in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset.

As a lessor
Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise, the lease is an operating lease.

Where the Group is an intermediate lessor, the interest in the head lease and the sub-lease is accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognized on a straight-line basis over the lease term. Income from finance leases is recognized in full at lease commencement.

Consolidated financial statements and notes
Summary of significant accounting policies continued

Lease policy in the prior periods under IAS 17 and IFRIC 4
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

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

R Taxation
Current and deferred tax are recognized in the Consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

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

S Ordinary shares, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company’s shareholders are recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognized when they are paid.

Consolidated financial statements and notes
Summary of significant accounting policies continued

T Derivative financial instruments and hedge accounting
Financial assets and liabilities are recognized in the Group’s Consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are initially recognized at fair value and subsequently measured at amortized cost less provisions for impairment based upon an expected credit loss methodology. Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

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

Non-derivative financial instruments, such as Euro borrowings, have also been designated as hedges for Net investments in foreign operations. Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges.

Hedge accounting is permitted under certain circumstances provided the following criteria are met:

•
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

•
The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognized in other comprehensive income, while any material ineffectiveness should be recognized in the statement of comprehensive income. If effectiveness testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the Consolidated statement of comprehensive income. The IFRS 9 hedge accounting requirements are applicable to the interest swaps and net investment hedges that have been designated for hedge accounting.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met or the forecast transaction is no longer expected to occur.

U Provisions
Provisions for onerous contracts, property restoration costs, restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

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

V Contingent liabilities
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

Consolidated financial statements and notes
Summary of significant accounting policies continued

W Adoption of new and revised International Financial Reporting Standards

Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report and Accounts for the 12 months ended October 31, 2019, apart from standards, amendments to or interpretations of published standards adopted during the period.

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group. The impacts of applying these policies, except for IFRS 16 “Leases”, which is covered in further detail below, are not considered material:

-	IFRIC 23, “Uncertainty over Income Tax Treatments”.

-	Amendments to IAS 28 “Investments in Associates and Joint Ventures – Long-term Interests in Associates and Joint Ventures”, clarifies that IFRS 9 “Financial instruments” applies.

-	Amendments to IAS 19 “Employee Benefits”.

-	Annual Improvements 2017 includes amendments to IFRS 3, “Business combinations”, IFRS 11 “Joint arrangements” and IAS 12 “Income taxes”.

IFRS 16 “Leases”
IFRS 16 “Leases” establishes the principles that an entity should apply to report useful information to the uses of the financial statements about the nature, amount, timing and uncertainty of leases and cash flows associated with leases. Application of this standard was mandatory for annual reporting periods starting from 1 January 2019 onwards and was adopted by the Group on November 1, 2019. The standard replaced IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a lease”. Key changes to the accounting policy previously applied and the impact of adoption this on the financial statement at November 1, 2019 are described below. The Group’s new IFRS 16 accounting policy and previous lease accounting policy under IAS 17 “Leases” are disclosed in Q above.

IFRS 16 “Leases” was adopted with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The Group has applied the following expedients in relation to the adoption of IFRS 16:

•
Arrangements were not reassessed to determine whether they are, or contained, a lease at November 1, 2019. Instead, the Group has applied IFRS 16 to leases that had previously been identified as leases under IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”;

•	Where there is a group of leases with reasonably similar characteristics, a single discount rate has been applied to each lease portfolio;

•
The Group impaired the right-of-use asset recognized on adoption by the value of the provisions for onerous leases held under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” at October 31, 2019 instead of performing a new impairment review for those leases at November 1, 2019;

•	The Group excluded initial direct costs from the measurement of the right-of-use asset at November 1, 2019;

•	Where the Group measured right-of-use asset as if IFRS 16 had been applied since the inception of the lease, the Group applied hindsight in assessing extension or termination options; and

•
Where the Group measured the right-of-use asset at an amount equal to the lease liability at November 1, 2019 lease prepayments and accruals previously recognized under IAS 17 at October 31, 2019 were added to and deducted from, respectively, the value of the right-of-use assets on adoption.

Consolidated financial statements and notes
Summary of significant accounting policies continued

W Adoption of new and revised International Financial Reporting Standards continued
The key differences between the Group’s IAS 17 accounting policy (the ‘previous policy’ which is disclosed in Q above) and the Group’s IFRS 16 accounting policy (which is also provided in Q above), as well as the primary impacts of applying IFRS 16 in the current financial period are disclosed on below.

Primary impacts of applying the IFRS 16 accounting policy
The primary impacts on the Group’s financial statements, and the key causes of the movements recorded in the consolidated statement of financial position on November 1, 2019 (see page F-31), as a result of applying the IFRS 16 (‘current’) accounting policy in place of the previous policy are:

•
Under IAS 17, lessees were classified leases as either operating or finance leases. Operating lease costs were expensed on a straight-line basis over the period of the lease. Finance leases resulted in the recognition, in the statement of financial position, of an asset and a corresponding liability for lease payments, at present value. Under IFRS 16 all lease agreements give rise to the recognition of a ‘right-of-use asset’ representing the right to use the leased item and a liability for any future lease payments (page F-31 and note 19 “Leases”) over the ‘reasonably certain’ period of the lease, which may include future lease periods for which the Group has extension options;

•
Lessee accounting under IFRS 16 is similar to finance lease accounting for lessees under IAS 17; lease costs are recognized in the form of depreciation of the right-of-use asset and interest on the lease liability. The incremental borrowing rate of the Group for that lease portfolio is generally used for discounting, although the interest rate implicit in the lease is used when it is readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Lease interest costs are recorded in financing costs and associated cash payments are classified as financing cash flows in the Group’s cash flow statement;

•          Under IFRS 16 cash inflows from operating activities and payments classified within cash flow from financing activities both increase, as payments made at both lease inception and subsequently are characterized as repayments of lease liabilities and interest. Under IAS 17 operating lease payments were treated as an operating cash outflows. Net cash flow is not impacted by the change in policy; lessor accounting under IFRS 16 is similar to IAS 17. The only substantive change is that when the Group sub-leases right-of-use assets it classifies the lease out as either operating or finance leases by reference to the terms of head lease contract whereas under IAS 17 the classification was determined by reference to the underlying asset leased out. This has resulted in additional finance leases (‘net investment in leases’) being recognized under IFRS 16 (see page F-31 and net investment in leases in note 14 “Trade and other receivables”) as the Group only acts as a lessor in relation to under-utilized property leases;

•	The expedients applied at adoption noted above have resulted in the following changes (page F-31);

•	reclassifications of lease-related prepayments and accruals at 1 November 2019 to the right-of-use assets where the Group has measured the right-of-use at an amount equal to the liability.

•
release of lease-related prepayments and accruals at November 1, 2019 against retained earnings where the Group has measured the right-of-use asset as if IFRS 16 had been applied since inception of the lease.

•	re-classification of onerous leases provisions at November 1, 2019 to the right-of-use assets. Provisions remain for any onerous non-rental contracts related to these properties.

During the 12 months ended October 31, 2019, a rental expense of $65.9 million was charged for operating leases and depreciation and interest of $15.9 million was charged for finance leases. During the 12 months ended October 31, 2020, depreciation of $76.9 million and interest of $13.2 million has been charged in relation to all leases.

Adoption judgements
In adopting, and in the on-going application of, IFRS 16 judgements and estimates were made in relation to the grouping of leases for the purpose of assigning a discount rate and in calculating the discount rates. These judgements and estimates were significant for the Group’s IFRS 16 adoption activities but are not considered critical accounting estimates or judgements for the Group as they are not considered to have a significant effect on the amounts recognized in the Group’s financial statements.

Consolidated financial statements and notes
Summary of significant accounting policies continued

Transition disclosures
The weighted average incremental borrowing rate applied to the Group’s lease liabilities recognized in the balance sheet at November 1, 2019 is 4.7%.
The Group’s undiscounted operating lease commitments at October 31, 2019 were $301.2 million; the most significant differences between the IAS 17 lease commitments and the lease liabilities recognized on transition to IFRS 16 are set out below:

$m
Operating lease commitments under IAS 17	301.2
Committed leases not commenced[1]	(0.3)
Cost of reasonably certain extensions[1]	1.3
Subtotal	302.2
Effect of discounting on payments included in the calculation of the lease liability (excluding finance lease balances)	(32.4)
Subtotal	269.8
Other[2]	23.5
Lease liability opening balance to be reported as at November 1, 2019 (IFRS 16)	293.3

1.	Undiscounted.
2.	Includes Finance lease liabilities already reported under IAS 17.

Consolidated financial statements and notes
Summary of significant accounting policies continued

W Adoption of new and revised International Financial Reporting Standards continued
The impact of the adoption of IFRS 16 on the consolidated statement of financial position at November 1, 2019 is set out below.

	October 31, 2019	Impact of adoption of IFRS 16	November 1, 2019
	$m	$m	$m
Non-current assets
Goodwill	6,671.3	-	6,671.3
Other intangible assets	5,942.3	(1.8)	5,940.5
Property, plant and equipment	140.5	(25.4)	115.1
Right-of-use assets	-	253.4	253.4
Long-term pension assets	17.1	-	17.1
Contract-related costs	31.5	-	31.5
Other non-current assets	44.0	7.7	51.7
	12,846.7	233.9	13,080.6
Current assets
Inventories	0.1	-	0.1
Trade and other receivables	1,032.9	0.3	1,033.2
Contract-related costs	19.3	-	19.3
Current tax receivables	40.1	-	40.1
Cash and cash equivalents	355.7	-	355.7
	1,448.1	0.3	1,448.4
Total assets	14,294.8	234.2	14,529.0

Current liabilities
Trade and other payables	611.0	1.4	612.4
Lease obligations	11.8	74.7	86.5
Provisions	29.3	(4.3)	25.0
Current tax liabilities	104.0	-	104.0
Contract liabilities	1,045.9	-	1,045.9
	1,802.0	71.8	1,873.8
Non-current liabilities
Contract liabilities	149.9	-	149.9
Borrowings	4,670.7	-	4,670.7
Lease obligations	11.7	195.1	206.8
Derivative liability	36.5	-	36.5
Retirement benefit obligations	141.4	-	141.4
Provisions	49.1	(12.4)	36.7
Other non-current liabilities	50.4	(10.1)	40.3
Current tax liabilities	119.7	-	119.7
Deferred tax liabilities	987.1	(1.8)	985.3
	6,216.5	170.8	6,387.3
Total liabilities	8,018.5	242.6	8,261.1
Net assets	6,276.3	(8.4)	6,267.9
Capital and reserves
Share capital	47.2	-	47.2
Share premium account	44.0	-	44.0
Merger reserve	1,739.8	-	1,739.8
Capital redemption reserve	2,485.0	-	2,485.0
Hedging reserve	(29.6)	-	(29.6)
Retained earnings	2,250.7	(8.4)	2,242.3
Foreign currency translation deficit	(262.1)	-	(262.1)
Total equity attributable to owners of the parent	6,275.0	(8.4)	6,266.6
Non-controlling interests	1.3	-	1.3
Total equity	6,276.3	(8.4)	6,267.9

Consolidated financial statements and notes
Summary of significant accounting policies continued

W Adoption of new and revised International Financial Reporting Standards continued

Interpretations and amendments
The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

Effective for periods commencing after January 1, 2020/2021:

-
Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework, effective for accounting periods beginning after January 1, 2020. EU endorsed November 29, 2019.

-	Amendments to IFRS 3 Business Combinations, effective January 1, 2020 clarify the definition of a business in acquisitions. EU endorsed January 15, 2020.

-	Amendments to IAS1 and IAS 8: guidance on the definition of material, effective January 1, 2020 and endorsed by the EU on November 29, 2019.

-
Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 1 effective January 1, 2020 and EU endorsed covers hedge accounting impacts and discontinuance exemptions, while Phase 2 effective January 2021 covers further disclosures on transition to a new benchmark, EU endorsed January 14, 2021.

Effective for periods commencing after January 1, 2022:

-
Annual Improvements cycle 2018-2020 includes relevant amendments clarifying capitalization of transaction fees/ inclusion of specific fees in modification/extinguishment test within IFRS 9 Financial Instruments, subject to EU endorsement. Other included improvement in IFRS 1 (First time adoption) and IAS 41 (agriculture) are not applicable to the Group.

-	Amendments to IFRS 3 Business combinations, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, Contingent assets and Contingent liabilities” are all subject to EU endorsement.

-	Amendments to IAS 37 “Provisions, Contingent assets and liabilities” – guidance on costs in fulfilling onerous contracts, subject to EU endorsement

Effective for periods commencing after January 1, 2023, all subject to EU endorsement:

-	Amendments to IAS 1 “Presentation of financial statements”. Amendment is presentational relates to the classification of liabilities current and non-current.

-	Amendments to IFRS 17 “Insurance contracts”. Rent concessions is not relevant for the Group.

The impact of the amendments and interpretations listed above are not expected to have a material impact on the consolidated financial statements.

Consolidated financial statements and notes
Summary of significant accounting policies continued

II Critical accounting estimates, assumptions and judgements
In preparing these consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements considering the impact of COVID-19 and no new critical accounting estimates, assumptions and judgements were identified. COVID-19 has increased the level of uncertainty in making the estimations required in relation to the potential impairment of goodwill and other intangible assets and retirement benefit obligations. Sensitivity analysis of these estimates, including the impact of COVID-19, are included in note 10 “Goodwill” and note 22 “Pension commitments”. COVID-19 has been assessed as having no material impact on the remaining critical estimates, assumptions and judgements disclosed below. Following the adoption of IFRS 16 “Leases” in the current year lease term has been determined as being a critical accounting judgement.

Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgements, which require the Group to make subjective and complex judgements and matters that are inherently uncertain.

Critical accounting estimates

A Potential impairment of goodwill and other intangible assets
Each year, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the value in use of its CGUs. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the average annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate, the average annual revenue growth rate by product group and the long-term growth rate are provided in note 10 “Goodwill”.

B Retirement benefit obligations
The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the year end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 22 “Pension commitments”.

Critical accounting judgements

C Revenue recognition
Revenue recognition requires significant use of management judgement to produce financial information. The most significant accounting judgement in applying IFRS 15 are the identification of performance obligations and the determination of the transaction price when the contract contains variable considerations.

Judgement is required to (i) identify each distinct performance obligation requiring separate recognition in a multi element contract (e.g. licence, maintenance, material rights for option to acquire additional products or services at discounted prices), and (ii) allocate the transaction price to the various performance obligations. This judgment impacts the timing of revenue recognition, as certain performance obligations are recognized at a point in time and others are recognized over the life of the contract, as explained in Accounting Policy D “Revenue recognition”, and therefore the judgement impacts the quantum of revenue and profit recognized in a period.

D Exceptional item classification
The Group classifies items as exceptional in line with Accounting Policy H “Exceptional items”. The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

Consolidated financial statements and notes
Summary of significant accounting policies continued

II Critical accounting estimates, assumptions and judgements continued

E Provision for income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognizes liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgements on the probability and amount of any tax charge, management takes into account:

•	Status of the unresolved matter;
•	Strength of technical argument and clarity of legislation;
•	External advice;
•	Resolution process, past experience and precedents set with the particular taxing authority;
•	Agreements previously reached in other jurisdictions on comparable issues; and
•	Statute of limitations

Key judgements in the year were related to the EU state aid and UK tax authority challenge in respect of prior periods. Based on their assessment, the directors have concluded that no additional material tax provisions are required with regards to these matters (note 7 “Taxation”).

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made. There is not a significant risk that any estimate associated with the provision for income taxes will result in a material change within the next 12 months.

F Lease term
Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised.

Where extension options are included in the lease term the greater will be the value of the right-of-use asset and lease liability recognized. The normal approach adopted for lease term by asset class is described below.

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

•
Up to five years for offices, unless the non-cancellable period exceeds this, with optional extension periods only included in leases expiring in the earlier part of this period and where clear plans to extend the leases are already in place; and

•
Up to three years for data centres with optional extensions periods, where they exist, included for leases expiring in the next year and for which relocation of the assets located in the data centre is considered uneconomic.

For vehicle leases the minimum lease term, typically three to four years, is judged to be the lease term. Extension options for vehicles are not considered reasonably certain as the assets are not highly customized or difficult to replace.

Consolidated financial statements and notes
Notes to the consolidated financial statements

1 Segmental reporting
In accordance with IFRS 8 “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker (“CODM”) is defined as the Operating Committee.

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

For the 12 months ended October 31, 2020, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Vice President Business Operations and the Chief Legal Officer. The Group is organised into a single reporting segment.

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

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Note	$m	$m	$m
Reconciliation to Adjusted EBITDA:
(Loss)/profit before tax		(2,940.4)	(34.1)	34.1
Finance costs	6	281.6	282.4	350.4
Finance income	6	(2.6)	(26.6)	(7.7)
Depreciation of property, plant and equipment	12	42.0	66.5	88.6
Right-of-use asset depreciation		76.9	-	-
Amortization of intangible assets	11	674.1	716.5	903.1
Exceptional items (reported in Operating (loss)/profit)	4	3,011.6	294.2	538.2
Share-based compensation charge	29	17.0	68.8	64.3
Product development intangible costs capitalized	11	(16.2)	(16.5)	(44.4)
Foreign exchange credit	3	29.7	11.3	(37.4)
Adjusted EBITDA		1,173.7	1,362.5	1,889.2

For the reportable segment, the total assets were $11,146.8 million (2019: $14,294.8 million) and the total liabilities were $7,931.7 million (2019: $8,018.5 million) as at October 31, 2020. No measure of total assets and total liabilities has been reported for the 18 months ended October 31, 2018 as these were not regularly provided to the CODM.

Consolidated financial statements and notes
Notes to the consolidated financial statements

2 Supplementary information

Analysis by geography
The Group is domiciled in the UK. The Group’s total segmental revenue from external customers by geographical location is detailed below:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
UK	173.0	206.9	299.6
USA	1,289.8	1,523.0	2,279.8
Germany	218.7	220.7	309.5
Canada	108.0	115.9	178.4
France	101.4	123.3	195.5
Japan	96.9	108.6	145.8
Other	1,013.2	1,050.0	1,345.9
Total	3,001.0	3,348.4	4,754.4

The total of non-current assets other than financial instruments and deferred tax assets as at October 31, 2020 located in the USA is $3,301.0 million (October 31, 2019: $4,623.0 million ; October 31, 2018: $5,145.8 million) the total in the non-USA is $6,304.0 million (October 31, 2019: $8,192.2 million ; October 31, 2018: $8,488.3 million). They exclude trade and other receivables, derivative financial instruments and deferred tax.

Analysis of revenue from contracts with customers

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Revenue from contracts with customers	3,001.0	3,348.4	4,754.4

Being:
Recognized over time:
Maintenance revenue	1,920.8	2,051.6	2,818.9
SaaS & other recurring revenue	245.3	278.9	365.1
	2,166.1	2,330.5	3,184.0
Recognized at point in time:
Licence revenue	646.5	800.0	1,206.1
Consulting revenue	188.4	217.9	364.3
	834.9	1,017.9	1,570.4

Total Revenue	3,001.0	3,348.4	4,754.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

2 Supplementary information continued

Analysis of revenue by product
Set out below is an analysis of revenue recognized between the principal Product Portfolios for the 12 months ended October 31 2020 with comparatives:

12 months ended October 31, 2020:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Application Modernization & Connectivity	138.6	321.6	-	10.1	470.3
Application Delivery Management	102.0	439.2	73.9	15.9	631.0
IT Operations Management	175.1	559.4	4.6	113.9	853.0
Security	162.6	416.8	33.6	33.1	646.1
Information Management & Governance	68.2	184.2	133.4	15.4	401.2
Subtotal	646.5	1,921.2	245.5	188.4	3,001.6
Deferred revenue haircut	-	(0.4)	(0.2)	-	(0.6)
Total Revenue	646.5	1,920.8	245.3	188.4	3,001.0

12 months ended October 31, 2019:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Application Modernization & Connectivity	170.9	326.1	-	11.7	508.7
Application Delivery Management	130.3	485.4	87.8	18.2	721.7
IT Operations Management	237.5	645.8	11.0	127.5	1,021.8
Security	185.7	416.7	35.0	43.9	681.3
Information Management & Governance	75.6	183.6	145.9	16.6	421.7
Subtotal	800.0	2,057.6	279.7	217.9	3,355.2
Deferred revenue haircut	-	(6.0)	(0.8)	-	(6.8)
Total Revenue	800.0	2,051.6	278.9	217.9	3,348.4

18 months ended October 31, 2018:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
Application Modernization & Connectivity	256.3	497.6	-	17.9	771.8
Application Delivery Management	185.5	646.7	114.1	41.6	987.9
IT Operations Management	363.1	869.9	15.1	192.8	1,440.9
Security	291.6	580.2	41.6	81.4	994.8
Information Management & Governance	117.2	267.2	203.1	32.6	620.1
Subtotal	1,213.7	2,861.6	373.9	366.3	4,815.5
Deferred revenue haircut	(7.6)	(42.7)	(8.8)	(2.0)	(61.1)
Total Revenue	1,206.1	2,818.9	365.1	364.3	4,754.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

3 Profit/(loss)before tax

The (loss)/profit before tax is stated after charging/(crediting) the following operating costs/(gains) classified by the nature of the costs/(gains):

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Note	$m	$m	$m
Staff costs	29	1,344.4	1,409.0	2,095.0
Depreciation of property, plant and equipment:	12	42.0	52.6	71.2
Depreciation of right-of-use assets (2019 and 2018: finance lease depreciation)[1]	19	76.9	13.9	17.4
Loss on disposal of property, plant and equipment	12	5.6	3.6	4.7
Amortization of intangibles	11	674.1	716.5	903.1
Operating lease rentals payable[1]:
- plant and machinery		-	7.0	8.8
- property		-	58.9	85.3
Provision for receivables impairment (release)/charge	14	(4.8)	16.0	40.0
Foreign exchange loss/(gain) on derivative financial instruments		21.8	(6.9)	-
Foreign exchange loss/(gain)		7.9	18.2	(37.4)

1 $13.9 million and $17.4 million of depreciation on leased assets was included in depreciation of property, plant and equipment in the 12 months ended October 31, 2019 and the 18-months ended October 31, 2018 respectively. No depreciation in relation to leased assets is included in depreciation of property, plant and equipment in the period as all leased assets are classified as right-of-use assets following the adoption of IFRS 16.

4 Exceptional items

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
Reported within Operating (loss)/profit:	Note	$m	$m	$m
Integration costs		152.6	245.9	279.0
Pre-acquisition costs		-	-	43.0
Acquisition costs		0.2	1.5	27.1
Property-related costs		15.2	16.3	38.1
Severance and legal costs		33.7	32.1	129.7
Other restructuring costs		10.7	-	-
Divestiture		-	2.1	21.3
Goodwill impairment		2,799.2	-	-
Gain on disposal of Atalla		-	(3.7)	-
		3,011.6	294.2	538.2
Reported within finance costs:
Finance costs incurred in escrow period		-	-	6.4
Reported within finance income:
Finance income earned in escrow period		-	-	(0.6)
		-	-	5.8

Exceptional costs before tax		3,011.6	294.2	544.0

Tax:
Tax effect of exceptional items		(38.7)	(54.3)	(105.9)
Tax exceptional item		-	-	(692.3)
		(38.7)	(54.3)	(798.2)
Reported within profit from discontinued operation (attributable to equity shareholders of the Company):
Loss/(gain) on disposal of discontinued operation	32	2.2	(1,458.5)	-

Exceptional costs/(profit) after tax		2,975.1	(1,218.6)	(254.2)

Consolidated financial statements and notes
Notes to the consolidated financial statements

4 Exceptional items continued

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs; for example restructuring costs related to employees are classified where their original employment costs are recorded.

Integration costs
Integration costs of $152.6 million for the 12 months ended October 31, 2020 (2019: $245.9 million) reflect the IT design, build and migration onto a single IT platform and a wide range of projects undertaken to conform, simplify and increase efficiency across the business. Integration costs of $279.0 million in the 18 months ended October 31, 2018 arose mainly from the work done to integrate Serena, GWAVA and the HPE Software business into the Micro Focus business.

Pre-acquisition costs
There were no pre-acquisition costs for the 12 months to October 31, 2020. Pre-acquisition costs of $43.0 million for the 18 months ended October 31, 2018 related to the evaluation of the acquisition of HPE Software business which was announced in October 2016 and was completed on September 1, 2017. The costs related to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs.

Acquisition costs
Acquisition costs of $0.2 million in the 12 months ended October 31, 2020 relate to the acquisition of Atar Labs. The acquisition costs of $1.5 million the 12 months ended October 31, 2019 related to the acquisition of Interset Software Inc (note 33). The acquisition costs in the 18 months ended October 31, 2018 of $27.1 million included external costs in completing the acquisition of the HPE Software business and costs relating to the acquisition of COBOL-IT SAS. The external costs mainly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

Property-related costs
Property-related costs of $15.2 million for the 12 months ended October 31, 2020 (2019: $16.3 million; 2018: $38.1 million) relate to the impairment or amendment to the impairments of right-of-use assets for empty or sublet properties held by the Group, any related onerous non-rental costs and the cost of site consolidations as the Group simplifies its real estate footprint as a result of the acquisition of HPE Software or other significant restructuring projects.

Severance and legal costs
Severance and legal costs of $33.7 million for the 12 months ended October 31, 2020 (2019: $32.1 million; 2018: $129.7 million) and relate mostly to termination costs for employees as the Group continues to remove duplication and simplify the continuing operations as a result of the acquisition of HPE Software.

Other restructuring costs
Other restructuring costs of $10.7 million for the 12 months ended October 31, 2020 (2019: $nil; 2018: $nil) relates to the costs of implementing the initiatives included in the Strategic & Operational Review.

Divestiture
Divestiture costs of $2.1 million for the 12 months ended October 31, 2019 related mostly to employee activities (2018: $21.3 million) involved in the disposal of the SUSE business completed in 2019.

Goodwill impairment
A goodwill impairment charge of $2,799.2 million was made in the 12 months ended October 31, 2020 (2019: $nil), see note 10 for additional information.

Gain on disposal of Atalla
The non-recurring gain on disposal of $3.7 million for the 12 months ended October 31, 2019 (2018: $nil) related to Atalla business disposal.

Finance income and finance costs
Finance costs of $6.4 million and finance income of $0.6 million for the 18 months ended October 31, 2018 related to interest (charged and gained) on additional term loan facilities drawn down in relation to the acquisition of the HPE Software business, between the date the facilities were drawn into escrow and the acquisition date. No such income or costs arose in the 12 months ended October 31, 2019 or 12 months ended October 31, 2020.

Consolidated financial statements and notes
Notes to the consolidated financial statements

4 Exceptional items continued

Tax effect of exceptional items
The tax effect of exceptional items on the income statement is a credit of $38.7 million for the 12 months ended October 31, 2020 (2019: $54.3 million credit; 2018: $798.2 million credit). The exceptional tax credit of $692.3 million in the 18 months ended October 31, 2018 related to the impact of US tax reforms, comprised of a credit of $930.6 million in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $238.3 million payable over eight years.

Loss/(gain) on disposal of discontinued operation
The loss on the disposal of discontinued operation of $2.2 million (2019: gain $1,458.5 million) in the 12 months ended October 31, 2020 related to conclusion of the working capital settlement on the disposal of the SUSE business and adjustments in respect of income tax balances owed in respect of pre-transaction periods.

5 Services provided by the Group’s auditors and network of firms

During the 12 months ended October 31, 2020, the Group obtained the following services from the Group’s auditors as detailed below:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m

Audit of Company	7.2	12.8	12.2
ICOFR audit	2.7	3.0	-
Audit of subsidiaries	2.9	3.9	1.9
Total audit	12.8	19.7	14.1

Audit-related assurance services	0.6	0.6	0.9
Other assurance services	-	-	0.7
Total assurance services	0.6	0.6	1.6

Tax compliance services	-	-	0.2
Tax advisory services	-	0.1	0.2
Services relating to taxation	-	0.1	0.4

Other non-audit services	-	-	0.1

Total	13.4	20.4	16.2

Of the audit-related assurance services engagements undertaken in the 12 months ended October 31, 2020 none (2019: none) were considered to be significant.

Audit related assurance services in the 18 months ended October 31, 2018 relate primarily to the additional audit procedures  performed on the Micro Focus International plc financial statements that are included in US filings and two interim reviews.

Other assurance services in the 18 months ended October 31, 2018 relate primarily to the auditor’s assurance work in relation to the SUSE divestiture and licence verification compliance work.

The remaining non-audit services in the period included a limited amount of tax compliance and tax advice.

Consolidated financial statements and notes
Notes to the consolidated financial statements

6 Finance income and finance costs

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Note	$m	$m	$m
Finance costs
Interest on bank borrowings		176.1	225.4	276.5
Commitment fees		1.7	1.9	3.3
Amortization of facility costs and original issue discounts		58.0	46.7	60.4
Finance costs on bank borrowings		235.8	274.0	340.2

Net interest expense on retirement obligations	22	1.8	2.4	2.8
Interest on lease liabilities	19	13.2	2.0	2.7
Interest rate swaps: cash flow hedges		23.7	-	3.4
Other		7.1	4.0	1.3
Total		281.6	282.4	350.4

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
		$m	$m	$m
Finance income
Bank interest		2.4	16.3	3.6
Interest on non-plan pension assets	22	0.2	0.3	0.6
Interest rate swaps: cash flow hedges		-	9.9	-
Other		-	0.1	3.5
Total		2.6	26.6	7.7

Net finance cost		279.0	255.8	342.7

Included within exceptional items
Finance costs incurred in escrow period		-	-	6.4
Finance income earned in escrow period		-	-	(0.6)
		-	-	5.8

7 Taxation

A Taxation in the Consolidated statement of comprehensive income

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Current tax
Current year	175.4	163.9	245.8
Adjustments to tax in respect of previous periods	7.8	(35.3)	(14.7)
	183.2	128.6	231.1
Deferred tax
Origination and reversal of temporary differences	(195.3)	(139.7)	26.4
Adjustments to tax in respect of previous periods	10.7	24.5	1.2
Previously unrecognized temporary differences	-	(29.4)	-
Impact of changes in tax rates	35.6	-	(931.8)
	(149.0)	(144.6)	(904.2)

Total tax charge/(credit)	34.2	(16.0)	(673.1)

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

For the 12 months ended October 31, 2020, a deferred tax charge of $1.5 million (2019: $7.6 million debit; 18 months ended October 31, 2018: $23.7 million debit) and $0.1 million current tax credit (2019: $13.1 million credit; 18 months ended October 31, 2018: $4.1 million credit) have been recognized in equity in relation to share options.

A deferred tax credit of $1.8 million has been booked on initial adoption of IFRS 16 “Leases” in retained earnings. A current tax credit of $7.8 million (2019: $23.3 million credit; 18 months ended October 31, 2018: $16.4 million debit) has been recognized in the hedging reserve (note 27). There is also a deferred tax credit of $11.1 million in relation to the currency translation differences. In addition, a deferred tax charge of $5.0 million (2019: $13.0 million credit; 18 months ended October 31, 2018: $4.3 million credit) has been recognized in the Consolidated statement of comprehensive income in relation to defined benefit pension schemes and a deferred tax charge of $8.7 million (2019: $14.0 million; 18 months ended October 31, 2018: $nil) in relation to foreign exchange movements on intangibles.

The tax charge for the 12 months ended October 31, 2020 is higher than the standard rate of corporation tax in the UK of 19.00% (12 months ended October 31, 2019: 19.00%; 18 months ended October 31, 2018: 19.00%). The differences are explained below:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
(Loss)/profit before taxation	(2,940.4)	(34.1)	34.1

Tax at UK corporation tax rate 19.00% (2019: 19.00% , 2018: 19.00%)	(558.7)	(6.5)	6.5
Effects of:
Tax rates other than the UK standard rate	(78.0)	(4.4)	17.8
Intra-Group financing	(21.0)	(42.8)	(52.5)
Innovation tax credit benefits	(31.8)	(13.5)	(21.4)
Interest restrictions	-	-	31.8
US foreign inclusion income	20.4	43.7	39.0
Share options	4.1	7.1	10.2
US transition tax	-	-	238.3
Movement in deferred tax not recognized	11.1	14.4	7.3
Previously unrecognized temporary differences	-	(29.4)	-
Impact of rate changes	35.6	-	(931.9)
Goodwill impairment	592.8	-	-
Expenses not deductible and other permanent differences	41.2	26.2	(4.7)
	15.7	(5.2)	(659.6)
Adjustments to tax in respect of previous periods:
Current tax	7.8	(35.3)	(14.7)
Deferred tax	10.7	24.5	1.2
	18.5	(10.8)	(13.5)

Total taxation	34.2	(16.0)	(673.1)

A change to the main UK corporation tax rate, announced in the Budget on March 11, 2020, was substantively enacted for IFRS purposes on March 17, 2020. Hence, the rate applicable from April 1, 2020 now remains at 19% rather than the previously enacted reduction to 17%. The Group has remeasured its UK deferred tax assets and liabilities at the end of the reporting period at the rate of 19%. The impact of this and other changes in rate across the Group has resulted in the recognition of a deferred tax credit of $35.6 million in the income statement.

The Group continues to benefit from the UK’s Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the 12 months ended October 31, 2020 being $31.8 million (2019: $13.5 million; 18 months ended October 31, 2018: $21.4 million). The Group realized benefits in relation to intra-Group financing of $21.0 million for the 12 months ended October 31, 2020 (2019: $42.8.million; the 18 months ended October 31, 2018: $52.5 million). The benefits mostly relate to arrangements put in place to facilitate the acquisition of the HPE Software business.

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

US foreign inclusion income of $20.4 million arising in the 12 months ended October 31, 2020 (2019: $43.7 million; 18 months ended October 31, 2018: $39.0 million) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

The Group recognized a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge because of the terms of the options.

The expenses not deductible and other permanent differences charge of $41.2 million (2019: $26.2 million charge; 18 months ended October 31, 2018: $4.8 million credit) included $4.6 million in relation to uncertain tax positions and $6.5 million related to irrecoverable withholding tax.

The Group realized a net charge in relation to the true-up of prior period, current and deferred tax estimates of $18.5 million for the 12 months ended October 31, 2020 (2019: $10.8 million credit; 18 months ended October 31, 2018: $13.5 million).

The Group’s tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically changes President Biden will seek to introduce and global tax reform as governments respond to COVID-19, the OECD’s Base Erosion and Profit Shifting project and the consequences of Brexit.
In April 2019, the European Commission published its final decision on its state aid investigation into the UK’s ‘Financing Company Partial Exemption’ legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. The UK government is required to start collection proceedings and on February 5, 2021, State Aid charging notices (excluding interest) were received from HM Revenue and Customs totaling $45.2 million. In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider that the maximum liability of both of these items to be $60 million. Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues. No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission finding on January 1, 2019, to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question.

B	Current tax receivables

	October 31, 2020	October 31, 2019
	$m	$m
Corporation tax	45.3	40.1

The current tax receivable at October 31, 2020 is $45.3 million (2019: $40.1 million).

C	Current tax liabilities

	October 31, 2020	October 31, 2019
	$m	$m
Corporation tax	150.1	104.0

The current tax creditor at October 31, 2020 is $150.1 million (2019: $104.0 million). The current tax creditor includes liabilities in respect of uncertain tax positions, net of overpayments.

Within current tax liabilities is $84.8 million (2019: $78.3 million) in respect of the Group income tax reserve, the majority of which relates to the risk of challenge from the local tax authorities. Aside from the impact of any change in judgement as the State Aid and UK tax authority challenges progress, which is discussed above, the Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

D	Non-current tax liabilities

	October 31, 2020	October 31, 2019
	$m	$m
Corporation tax	102.7	119.7

The non-current tax creditor is $102.7 million (2019: $119.7 million). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

E	Deferred tax

		12 months ended October 31, 2020	12 months ended October 31, 2019
Net Deferred tax liability	Note	$m	$m
At November 1		(987.1)	(1,170.5)

Credited to consolidated statement of comprehensive income:		147.9	188.7
- Continuing operations	7A	149.0	156.4
- Discontinued operation		(1.1)	32.3

Debited directly to equity in relation to share options		(1.5)	(7.6)

(Debited)/credited to other comprehensive income:		(2.5)	27.0

Impact of adoption of IFRS 9		-	4.4
Impact of adoption of IFRS 15		-	(17.3)
Impact of adoption of IFRS 16		1.8	-
Foreign exchange adjustment		0.3	(11.8)
At October 31		(841.1)	(987.1)

Deferred tax assets and liabilities below are presented net where there is a legally enforceable right to offset and the intention to settle on a net basis.

Deferred tax assets

	Tax losses and interest restrictions	Share based payments	Deferred revenue	Tax credits	Intangible fixed assets	Other temporary differences	Research and Development	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2019	100.5	5.0	108.6	6.8	-	88.6	-	309.5
Transferred from deferred tax liabilities	-	-	-	-	-	-	13.6	13.6
Credited/(charged) to consolidated statement of comprehensive income – continuing operations	33.0	(2.7)	(18.1)	9.5	0.2	(24.4)	72.9	70.4
Credited to consolidated statement of comprehensive income – discontinued operation	-	-	-	-	-	(1.1)	-	(1.1)
Credited directly to equity	-	(1.5)	-	-	-	-	-	(1.5)
Debited to other comprehensive income	-	-	-	-	-	6.2	-	6.2
Foreign exchange adjustment	-	-	-	-	(0.2)	0.4	-	0.2
Subtotal	133.5	0.8	90.5	16.3	-	69.7	86.5	397.3
Jurisdictional offsetting								(397.3)
At October 31, 2020								-

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

E	Deferred tax continued

	Tax losses and interest restrictions	Share based payments	Deferred revenue	Prepaid royalty	Tax credits	Intangible fixed assets	Other temporary differences	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2018	26.6	17.4	119.9	41.9	29.7	3.0	70.8	309.3
Credited/(charged) to consolidated statement of comprehensive income – continuing operations	73.9	(5.1)	(12.0)	(41.9)	(22.9)	(3.0)	12.7	1.7
Credited/(charged) to consolidated statement of comprehensive income – discontinued operation	-	-	0.7	-	-	-	(12.3)	(11.6)
Credited directly to equity	-	(7.6)	-	-	-	-	-	(7.6)
Debited to other comprehensive income	-	-	-	-	-	-	13.0	13.0
Foreign exchange adjustment	-	0.3	-	-	-	-	-	0.3
Impact of adoption of IFRS 9	-	-	-	-	-	-	4.4	4.4
Subtotal	100.5	5.0	108.6	-	6.8	-	88.6	309.5
Jurisdictional offsetting								(309.5)
At October 31, 2019								-

A deferred tax charge to equity of $1.5 million (2019: $7.6 million) arises during the period in relation to share-based payments. The change is primarily due to the decrease in the Group’s share price during the 12 months ended October 31, 2020.

The deferred tax asset relating to other temporary differences of $69.7 million as at October 31, 2020 (2019: $88.6 million) has decreased during the year primarily due to the reversal of various short-term temporary timing differences. Deferred tax assets are recognized in respect of tax losses carried forward to the extent that the realization of the related tax benefit through the utilization of future taxable profits is probable.

Deferred tax assets
The Group did not recognize deferred tax assets in relation to the following gross temporary differences, the expiration of which is determined by the tax law of each jurisdiction:

	Expiration:
	2021	2022	2023	2024	2025	Thereafter	No expiry	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At October 31, 2020
Type of temporary difference:
Losses	5.0	11.9	23.7	43.4	13.3	2,226.7	50.7	2,374.7
Credits	3.5	3.1	1.8	1.4	0.7	5.5	45.4	61.4
Other	-	-	-	-	-	88.4	23.9	112.3
Total	8.5	15.0	25.5	44.8	14.0	2,320.6	120.0	2,548.4

	Expiration:
	2020	2021	2022	2023	2024	Thereafter	No expiry	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At October 31, 2019
Type of temporary difference:
Losses	56.3	99.2	40.1	33.6	41.8	2,191.6	50.7	2,513.3
Credits	3.5	3.6	2.1	1.3	0.7	1.7	28.9	41.8
Other	-	-	-	-	-	-	23.9	23.9
Total	59.8	102.8	42.2	34.9	42.5	2,193.3	103.5	2,579.0

Consolidated financial statements and notes
Notes to the consolidated financial statements

7 Taxation continued

E	Deferred tax continued

Deferred tax liabilities

	Intangible fixed assets	Research and development	Other temporary differences	Total
	$m	$m	$m	$m
At November 1, 2019	(1,257.1)	13.6	(53.1)	(1,296.6)
Transferred to deferred tax assets	-	(13.6)	-	(13.6)
Charged to Consolidated statement of comprehensive income – continuing operations	85.4	-	(6.8)	78.6
Credited to other comprehensive income – continuing operations	(8.7)	-	-	(8.7)
Credited to equity - impact of adoption of IFRS 16	-	-	1.8	1.8
Foreign exchange adjustment	(0.1)	-	0.2	0.1
Subtotal	(1,180.5)	-	(57.9)	(1,238.4)
Jurisdictional offsetting				397.3
At October 31, 2020				(841.1)
	Intangible fixed assets	Other Temporary differences	Total
	$m	$m	$m
At November 1, 2018	(1,448.5)	(31.3)	(1,479.8)
Charged to Consolidated statement of comprehensive income – continuing operations	155.5	(0.8)	154.7
Charged to Consolidated statement of comprehensive income – discontinued operation	34.0	9.9	43.9
Credited to other comprehensive income – continuing operations	14.0	-	14.0
Impact of adoption of IFRS 15	-	(17.3)	(17.3)
Foreign exchange adjustment	(12.1)	-	(12.1)
Subtotal	(1,257.1)	(39.5)	(1,296.6)
Jurisdictional offsetting			309.5
At October 31, 2019			(987.1)

No deferred tax liability is recognized in respect of temporary differences associated with investments in subsidiaries and branches because the Group is in a position to control the timing of the reversal of the temporary differences and none are expected to reverse in the foreseeable future.

8 Dividends

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
Equity - ordinary	$m	$m	$m
Final paid nil cents (2019: 58.33 cents, 2018: 58.33 cents) per ordinary share	-	240.7	133.9
First Interim paid nil cents (2019: 58.33 cents, 2018: 34.60 cents) per ordinary share	-	198.5	156.2
Second Interim paid nil cents (2019: nil cents, 2018: 58.33 cents) per ordinary share	-	-	252.1
	-	439.2	542.2

On March 18, 2020, given the increased macro-economic uncertainty as a result of the COVID-19 pandemic, as a precautionary measure, the directors withdrew their recommendation for the payment of a final dividend of 58.33 cents per share in respect of the 12 months ended October 31, 2019.  Similarly, no dividend was paid in respect of the six months to April 30, 2020.

The directors announced a final dividend of 15.5 cents per share payable on April 15, 2021 to shareholders who are registered at March 12,  2021. This final dividend, amounting to $51.9 milion, has not been recognized as a liability as at October 31, 2020.

Consolidated financial statements and notes
Notes to the consolidated financial statements

9 Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
Earnings ($m)
(Loss)/profit for the period from continuing operations	(2,974.6)	(18.1)	707.2
Profit for the period from discontinued operation	5.1	1,487.2	76.9
	(2,969.5)	1,469.1	784.1

Number of shares (m)
Weighted average number of shares	335.7	378.1	388.7
Dilutive effects of shares	-	4.1	11.0
	335.7	382.2	399.7

Earnings per share
Basic earnings per share (cents)
Continuing operations	(886.15)	(4.87)	181.91
Discontinued operation	1.52	393.37	19.79
Total Basic earnings per share	(884.63)	388.50	201.70

Diluted earnings per share (cents)
Continuing operations [1]	(886.15)	(4.87)	176.92
Discontinued operation	1.52	389.16	19.25
Total Diluted earnings per share [1]	(884.63)	384.35	196.17

Basic earnings per share (pence)
Continuing operations	(693.45)	(3.82)	136.73
Discontinued operation	1.19	308.89	14.88
Total Basic earnings per share	(692.26)	305.07	151.61

Diluted earnings per share (pence)
Continuing operations [1]	(693.45)	(3.82)	132.98
Discontinued operation	1.19	305.59	14.47
Total Diluted earnings per share [1]	(692.26)	301.81	147.45

Earnings attributable to ordinary shareholders
From continuing operations	(2,974.6)	(18.1)	707.2
Excluding non-controlling interests	-	(0.3)	(0.1)
(Loss)/profit for the period from continuing operations	(2,974.6)	(18.4)	707.1
From discontinued operation	5.1	1,487.2	76.9
	(2,969.5)	1,468.8	784.0
Average exchange rate	$1.28/1	$1.27/1	$1.33/1

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the 12 months ended October 31, 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The weighted average number of shares excludes treasury shares that do not have dividend rights (note 25).

Consolidated financial statements and notes
Notes to the consolidated financial statements

10 Goodwill

		October 31, 2020	October 31, 2019
	Note	$m	$m
Cost
At November 1		6,671.3	6,805.0
Acquisitions	33	1.4	26.8
Effects of movements in exchange rates		(38.1)	(160.5)
At October 31		6,634.6	6,671.3

Impairment losses
At November 1		-	-
Impairment charge for the period		(2,799.2)	-
At October 31		(2,799.2)	-

Net book value		3,835.4	6,671.3

A segment-level summary of the goodwill allocation is presented below:
Micro Focus		3,835.4	6,671.3

Goodwill acquired through business combinations has been allocated to a cash-generating unit (“CGU”) for the purpose of impairment testing.

The goodwill arising in the 12 months ended October 31, 2020, related to the acquisition of Atar Labs of $1.4 million (note 33) has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the addition to goodwill, all amounts are expected to be deductible for tax purposes.

The goodwill arising in the 12 months ended October 31, 2019, related to the acquisition of Interset Software Inc. of $26.8 million (note 33), has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the addition to goodwill, all amounts are expected to be deductible for tax purposes.

Impairment test

Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group’s annual test is performed at October 31. It was determined that the adverse impact of COVID-19 on the global economy and the challenging trading environment that is likely to result from this was an indicator of potential impairment as at April 30, 2020. Therefore, an additional impairment test was performed at this date. As a result, for the six months ended April 30, 2020, the Group recorded an impairment charge of $0.9 billion (2019: $nil). The impairment charge related solely to goodwill and was recognized in administrative expenses as an exceptional cost in the Consolidated Statement of Comprehensive Income.

The Group then performed the impairment test at October 31, 2020 incorporating its knowledge of the business into that testing and noting at that date the market capitalization was less than the net assets of the Group, which was taken into account during the impairment test. An additional impairment charge of $1.9 billion has been recognized resulting from the year end impairment test. The total impairment charge recorded in the 12 months ended October 31, 2020 was $2.8 billion and has been recognized in administrative expenses as an exceptional cost in the Consolidated Statement of Comprehensive Income. The recoverable amount of the Micro Focus CGU is $9.3 billion, based on value in use calculations. The impairment charge relates solely to goodwill.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use (“VIU”). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilizes discounted board approved forecasts for the five years. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates.

Consolidated financial statements and notes
Notes to the consolidated financial statements

10 Goodwill continued

Impairment test continued

Impairment reviews under IAS 36 are required to exclude the estimated cash inflow and outflows arising from improving or enhancing the performance of existing assets until the cash flow is incurred. Therefore, the VIU calculation excludes the cash outflows and resulting cash inflow arising from certain investment decisions made in the Strategic Review which are included within the board approved forecasts. In addition, the VIU calculation excludes the cost saving impacts, which are included in the board approved forecasts, resulting from restructuring activities which have not commenced.

The impairment charge recognized in the Micro Focus CGU primarily reflects our trading performance and the macro-economic environment when compared to the original projections produced at the time of the HPE Software acquisition, which was exacerbated by the impacts of the COVID-19 pandemic. Our assumption of a moderation in the revenue decline and delivery of flat to low single digit growth from the Strategic & Operational Review of February 2020 remains valid in the board approved five year forecasts; although as the VIU calculation excludes the cash inflows resulting from a number of the investment decisions made in the Strategic review the VIU calculation has a delay in the achievement of flat growth versus the board approved five year forecasts. Therefore as disclosed below, over the five year forecast period, this has resulted in a reduction in the range of average annual revenue growth rates by product group.

Key assumptions
Key assumptions in the VIU are considered to be the discount rate, average annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The average annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:
	October 31, 2020	October 31, 2019
Long-term cash flow growth rate for terminal value	1.0%	1.0%
Pre-tax discount rate[1]	10.9%	10.3%
Average annual revenue growth rate by product group[2]	(8.1)% to 2.2%	(2.4)% to 0.8%

1 This equates to a post-tax discount rate of 8.2% (2019: 8.0%).
2 Medium-term annual revenue growth rate by product group was considered the key assumption in 2019 with a range of (2.0)% to 2.1% disclosed. Given the future macro-economic uncertainty caused by the on-going pandemic at the April 30, 2020 impairment test the Group extended the key assumption going forward to cover the five years forecasts used for impairment testing. The key assumption for 2019 has been revised to be presented on a consistent basis with 2020.

Sensitivity analysis
In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group’s cost base is flexible and could quickly respond to market changes as shown by our responses to the COVID-19 pandemic where margins have been largely maintained during the year. The sensitivities are prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other key assumptions used in the impairment review and therefore leave all other assumptions unchanged. The headroom and impairments disclosed below are on the VIU calculation, which, as explained above, excludes the cash inflow and outflow assumptions arising from the investment decisions made in the Strategic Review where these have not been fully implemented. The directors considered whether the range of reasonably possible changes in key assumptions should be widened as a result of the increased uncertainty resulting from the COVID-19 outbreak. However, the directors concluded this was unnecessary as the assumptions are either long-term (i.e. five year revenue growth and long-term growth) and therefore exceed the period expected to be impacted by COVID-19 or in the case of the discount rate, have not seen significant volatility due to COVID-19.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 1.0% (2019: 2.0%). The directors have considered the sensitivity of the discount rate in light of the impact of the significant economic uncertainty resulting from COVID-19 has had on the financial inputs used in determining the discount rate and have concluded that reducing the reasonably possible change from 2% to 1% is appropriate in light of the limited volatility seen since 2018. An increase in the discount rate of 1% to 11.9% would increase the impairment recognized at October 31, 2020 by $0.8 billion. A decrease in the discount rate of 1% to 9.9% would decrease the impairment recognized at October 31, 2020 by $1.0 billion.

Consolidated financial statements and notes
Notes to the consolidated financial statements

10 Goodwill continued

The directors have assessed that a reasonably possible change in the average annual revenue growth rate by product group is an absolute reduction of 2.0%. A decrease in the average annual revenue growth rate by product group of 2% would increase the impairment recognized at October 31, 2020 by $2.0 billion. This sensitivity has been presented exclusive of mitigating actions, such as cost saving, that would be taken in such a scenario and which would at least be partially offset such a reduction in cash flows.

The directors have assessed that a reasonably possible change in the long-term growth rate is an increase or decrease of 0.5% to 1.5% or 0.5% respectively (2019: not reasonably possible). An increase of 0.5% would decrease the impairment recognized at October 31, 2020 by $0.3 billion. A decrease of 0.5% would increase the impairment recognized at October 31, 2020 by $0.3 billion.

11 Other intangible assets

				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At October 31, 2019		146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8
Transfers to right-of-use assets[1]		-	-	-	-	-	(14.9)	(14.9)
At November 1, 2019		146.7	257.0	2,178.6	267.3	5,323.3	-	8,172.9
Acquisitions – Atar Labs	33	-	-	6.6	-	-	-	6.6
Additions		55.5	16.2	-	-	-	-	71.7
Additions – external consultants		-	0.8	-	-	-	-	0.8
Disposals		(11.2)	-	-	-	-	-	(11.2)
Effects of movements in exchange rates		0.5	-	16.0	1.9	40.7	-	59.1
At October 31, 2020		191.5	274.0	2,201.2	269.2	5,364.0	-	8,299.9

Accumulated amortization
At October 31, 2019		76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5
Transfers to right-of-use assets[1]		-	-	-	-	-	(13.1)	(13.1)
At November 1, 2019		76.9	214.3	668.9	68.0	1,204.3	-	2,232.4
Amortization charge for the period		46.5	23.5	190.2	19.1	394.8	-	674.1
Disposals		(10.6)	-	-	-	-	-	(10.6)
Effects of movements in exchange rates		0.7	0.1	6.6	0.8	12.8	-	21.0
At October 31, 2020		113.5	237.9	865.7	87.9	1,611.9	-	2,916.9

Net book amount at October 31, 2020		78.0	36.1	1,335.5	181.3	3,752.1	-	5,383.0
Net book amount at October 31, 2019		69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3

1 Lease contracts have been reclassified to right-of-use assets following the adoption of IFRS 16 on November 1, 2019.

Consolidated financial statements and notes
Notes to the consolidated financial statements

11 Other intangible assets continued

				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At November 1, 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6
Acquisitions – Interset Software Inc	33	-	-	44.5	4.2	12.5	-	61.2
Additions		12.3	16.5	-	-	-	-	28.8
Additions – external consultants		-	0.5	-	-	-	-	0.5
Disposals		(7.4)	(19.1)	-	-	-	-	(26.5)
Effects of movements in exchange rates		0.7	-	(24.4)	(4.6)	(66.4)	(0.1)	(94.8)
At October 31, 2019		146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8

Accumulated amortization
At November 1, 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3
Amortization charge for the period		34.1	26.7	200.1	20.9	424.8	9.9	716.5
Disposals		(7.4)	(19.1)	-	-	-	-	(26.5)
Effects of movements in exchange rates		0.1	-	(10.1)	(1.8)	(22.0)	-	(33.8)
At October 31, 2019		76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5

Net book amount at October 31, 2019		69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3
Net book amount at October 31, 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group’s business combinations. Intangible assets are amortized on a straight-line basis over their expected useful economic life - see Accounting Policy K.

Expenditure totaling $72.5 million (2019: $29.3 million) was made in the 12 months ended October 31, 2020, including $17.0 million in respect of development costs and $55.5 million of purchased software primarily related to the development of the Group’s single IT platform.

The acquisition of Atar Labs in the 12 months ended October 31, 2020 gave rise to an addition of $6.6 million to purchased intangibles (note 33). The acquisition of Interset Software Inc. in the 12 months ended October 31, 2019 gave rise to an addition of $61.2 million to purchased intangibles (note 33).

Of the $17.0 million of additions to product development costs, $16.2 million (2019: $16.5m) relates to internal product development costs and $0.8 million (2019: $0.5 million) to external consultants’ product development costs.

At October 31, 2020, the unamortized lives of technology assets were in the range of two to nine years, customer relationships in the range of one to 12 years and trade names in the range of four to 16 years. The HPE Software business acquired purchased intangibles, the largest component of the Group, have another nine years life remaining for technology (carrying value $1.2 billion) and up to 12 years’ life remaining for customer relationships purchased intangibles (carrying value $3.5 billion).

Consolidated financial statements and notes
Notes to the consolidated financial statements

11 Other intangible assets continued

Included in the consolidated statement of comprehensive income was:

	12 months ended October 31, 2020	12 months ended October 31, 2019
For continuing operations:	$m	$m
Cost of sales:
- amortization of product development costs	23.5	26.7
- amortization of acquired purchased technology	190.2	200.1
Selling and distribution:
- amortization of acquired purchased trade names and customer relationships (2019: amortization of acquired purchased trade names, customer relationships and lease contracts)	413.9	455.6
Administrative expenses:
- amortization of purchased software	46.5	34.1
Total amortization charge for the period	674.1	716.5

Research and development:
- capitalization of product development costs	16.2	16.5

12 Property, plant and equipment

	Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$m	$m	$m	$m	$m
Cost
At October 31, 2019	14.0	113.5	144.4	13.2	285.1
Transfers to right-of-use assets[1]	-	(9.8)	(50.6)	-	(60.4)
At November 1, 2019	14.0	103.7	93.8	13.2	224.7
Additions	-	4.8	28.4	2.9	36.1
Other[2]	-	(9.8)	-	-	(9.8)
Disposals	-	(15.3)	(14.1)	(8.5)	(37.9)
Effects of movements in exchange rates	-	0.2	(0.2)	0.2	0.2
At October 31, 2020	14.0	83.6	107.9	7.8	213.3

Accumulated depreciation
At October 31, 2019	2.2	51.7	85.1	5.6	144.6
Transfers to right-of-use assets[1]	-	(5.2)	(29.7)	-	(34.9)
At November 1, 2019	2.2	46.5	55.4	5.6	109.7
Disposals	-	(11.0)	(13.5)	(7.8)	(32.3)
Charge for the period	0.3	11.9	27.6	2.2	42.0
Effects of movements in exchange rates	-	(0.1)	-	0.3	0.2
At October 31, 2020	2.5	47.3	69.5	0.3	119.6
Net book amount at October 31, 2020	11.5	36.3	38.4	7.5	93.7

Net book amount at October 31, 2019	11.8	61.8	59.3	7.6	140.5
Transfers to right-of-use assets[1]	-	(4.6)	(20.9)	-	(25.5)
Net book amount at November 1, 2019	11.8	57.2	38.4	7.6	115.0

1 Property, plant and equipment held under finance leases and hire purchase contracts under IAS 17 and assets recognized in relation to asset retirement obligations on leased asset have been reclassified to right-of-use assets following the adoption of IFRS 16 on November 1, 2019.

2 Other movements of $9.8 million (2019: $nil) relates to amounts received in relation to the reimbursement of leasehold improvement costs.

Consolidated financial statements and notes
Notes to the consolidated financial statements

12 Property, plant and equipment continued

		Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	Note	$m	$m	$m	$m	$m
Cost
At November 1, 2018		14.3	79.2	103.3	29.1	225.9
Acquisition – Interset Software Inc.	33	-	-	0.2	0.1	0.3
Additions		-	37.7	24.6	3.0	65.3
Disposals		-	(3.6)	(3.0)	-	(6.6)
Reclassification		-	-	19.8	(19.8)	-
Effects of movements in exchange rates		(0.3)	0.2	(0.5)	0.8	0.2
At October 31, 2019		14.0	113.5	144.4	13.2	285.1

Accumulated depreciation
At November 1, 2018		2.2	34.3	36.6	8.5	81.6
Charge for the period		0.3	18.8	46.1	1.3	66.5
Disposals		-	(1.7)	(1.3)	-	(3.0)
Reclassification		-	-	4.6	(4.6)	-
Effects of movements in exchange rates		(0.3)	0.3	(0.9)	0.4	(0.5)
At October 31, 2019		2.2	51.7	85.1	5.6	144.6
Net book amount at October 31, 2019		11.8	61.8	59.3	7.6	140.5
Net book amount at November 1, 2018		12.1	44.9	66.7	20.6	144.3

Depreciation for the 12 months ended October 31, 2020 of $42.0 million (2019: $66.5 million, including $13.9 million of right-of-use asset depreciation) is included within administrative expenses and cost of sales in the Consolidated statement of comprehensive income.

13 Other non-current assets

	October 31, 2020	October 31, 2019
	$m	$m
Employee benefit deposit	17.9	33.4
Long-term rent deposits	5.3	4.9
Long-term prepaid expenses	2.3	4.5
Net investment in finance sub-leases	5.5	-
Other	0.8	1.2
	31.8	44.0

Employee benefit deposits are held in Israel ($12.8 million), Italy ($2.4 million) and the Netherlands ($2.7 million) (2019: Germany $16.4 million, Israel $11.9 million, Italy $2.4 million, and the Netherlands $2.7 million). Employers in Italy and Israel are required by law to maintain funds to satisfy certain employee benefit liabilities, including free time off and compensation for involuntary termination of employment. These investment-based deposits are managed by third parties and the carrying values are marked-to-market based on third party investment reports. In addition, a cash deposit was held in the Netherlands on behalf of certain employees to cover legacy employment subsistence benefits. Certain employee benefit liabilities in Germany and the related benefit deposits were transferred to defined benefit obligations in the year (note 22).

Consolidated financial statements and notes
Notes to the consolidated financial statements

14 Trade and other receivables

	October 31, 2020	October 31, 2019
	$m	$m
Trade receivables	628.4	877.9
Loss allowance	(17.9)	(42.4)
Trade receivables net	610.5	835.5
Prepayments	49.1	53.9
Other receivables	38.1	87.2
Contract assets	33.7	56.3
	731.4	1,032.9

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. The Group considers the credit quality of trade and other receivables on a customer-by-customer basis. The Group considers that the carrying value of the trade and other receivables that is disclosed below gives a fair presentation of the credit quality of the assets. This is considered to be the case as there is a low risk of default due to the high number of recurring customers and credit control policies. In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual receivable. Other than ageing (included below), no other credit rating grades are assessed. Due to this, management believes there is no further credit risk provision required in excess of the normal provision determined by the expected credit loss methodology applied.

At October 31, 2020 and October 31, 2019, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument. As at October 31, 2020, a loss allowance of $17.9 million (2019: $42.4 million) was recognized for trade receivables.

The ageing of these receivables is as follows:

	Current	Up to three months	Three to four months	Over four months	Total
	$m	$m	$m	$m	$m
October 31, 2020:
Gross trade receivables	561.4	42.3	4.3	20.4	628.4
Loss allowance	(6.1)	(0.9)	(0.4)	(10.5)	(17.9)
Net trade receivables	555.3	41.4	3.9	9.9	610.5

October 31, 2019:
Gross trade receivables	696.0	110.1	8.9	62.9	877.9
Loss allowance	(8.9)	(3.8)	(1.5)	(28.2)	(42.4)
Net trade receivables	687.1	106.3	7.4	34.7	835.5

Movements in the Group provision for impairment of trade receivables were as follows:

	October 31, 2020	October 31, 2019
	$m	$m
At November 1 (calculated under IAS 39)	42.4	41.9
Accounting policy change (IFRS 9 - recognized against retained earnings on November 1, 2018)	-	20.0
Revised November 1	42.4	61.9
Loss allowance (releases)/provided in the year	(4.8)	16.0
Receivables written off as uncollectable	(19.7)	(35.5)
At October 31	17.9	42.4

The creation and release of the loss allowance for receivables have been included in selling and distribution costs in the Consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security. The loss allowance for trade receivables is measured at an amount equal to the life-time expected credit losses as allowed for under IFRS 9.

Consolidated financial statements and notes
Notes to the consolidated financial statements

14 Trade and other receivables continued

Contract assets relate to amounts not yet billed and so not yet due from customers and which are expected to be invoiced to customers. The movement in contract assets in the year is primarily the result of the billing of one contract for $20 million on which revenue had been recognized in the 12 months ended October 31, 2019 but invoicing occurred in the 12 months ended October 31, 2020. Excluding this contract, the level of new contract assets that have arisen during the year is consistent with the level of billings on existing contract assets. The Group considers the credit quality of contract assets on a customer-by-customer basis. As with trade receivables, which contract assets convert to upon invoicing, there is considered to be a low risk of default due to the high number of recurring customers. In determining the recoverability of a contract asset, the Group considers the specific circumstances of each contract asset and any change in the circumstances of the balance. Due to this management believes significant provision is not required.

15 Contract-related costs

	October 31, 2020	October 31, 2019
	$m	$m
Current	27.9	19.3
Non-current	35.7	31.5
	63.6	50.8

The Group capitalizes the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortized over the customer life or pattern of revenue for the related contract. All amounts capitalized relate to commission costs.

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

The amortization expenses in the year for the costs of obtaining customer contracts were $16.1 million (2019: $10.2 million).

Amortization of the capitalized costs of obtaining customer contracts is classified as sales and marketing expense.  Capitalized costs from customer contracts are classified as non-financial assets in our statement of financial position.

	October 31, 2020	October 31, 2019
	$m	$m
Asset recognized from costs incurred to acquire a contract	29.1	31.4
Amortization and impairment loss recognized as cost of providing services during the year	(16.1)	(10.2)

Consolidated financial statements and notes
Notes to the consolidated financial statements

16 Cash and cash equivalents

	October 31, 2020	October 31, 2019
	$m	$m
Cash at bank and in hand	374.3	292.2
Short-term bank deposits	362.9	63.5
Cash and cash equivalents	737.2	355.7

At October 31, 2020 and October 31, 2019, the carrying amount approximates to the fair value. The Group’s credit risk on cash and cash equivalents is limited as the counterparties are well established banks with generally high credit ratings. The credit quality of cash and cash equivalents is as follows:

	October 31, 2020	October 31, 2019
	$m	$m
S&P/Moody’s/Fitch rating:
AAA	358.4	69.8
AA-	27.2	87.6
A+	318.6	144.4
A	9.9	23.4
A-	9.1	14.4
BBB+	2.4	1.7
BBB	2.7	4.5
BBB-	0.4	0.8
BB+	0.6	0.8
BB	1.1	0.3
BB-	4.3	6.3
B+	0.2	0.2
CCC+	1.1	-
C-	1.2	-
Not Rated	-	1.5
	737.2	355.7

Where the opinions of the rating agencies differ, the lowest applicable rating has been assigned to the counterparty.

17 Trade and other payables – current

	October 31, 2020	October 31, 2019
	$m	$m
Trade payables	71.5	105.0
Trade and social security	84.3	80.7
Accruals	347.7	425.3
	503.5	611.0

At October 31, 2020 and at October 31, 2019, the carrying amount approximates to the fair value. At October 31, 2020 accruals include vacation and payroll – $82.8 million (2019: $88.4 million), commission and employee bonuses - $90.5 million (2019: $74.9 million), integration and divestiture expenses - $30.1 million (2019: $26.4 million) and consulting and audit fees - $23.8 million (2019: $36.9 million).

Consolidated financial statements and notes
Notes to the consolidated financial statements

18 Borrowings

	October 31, 2020	October 31, 2019
	$m	$m
Bank loan secured	4,733.2	4,775.0
Unamortized prepaid facility arrangement fees and original issue discounts	(92.9)	(104.3)
Carrying value	4,640.3	4,670.7

	October 31, 2020			October 31, 2019
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$m	$m	$m	$m	$m	$m
Current liabilities	34.2	(12.8)	21.4	-	-	-
Non-current liabilities	4,699.0	(80.1)	4,618.9	4,775.0	(104.3)	4,670.7
	4,733.2	(92.9)	4,640.3	4,775.0	(104.3)	4,670.7

The carrying value for borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. The remaining unamortized fees of $92.9 million have a remaining period of amortization of three years.  Long-term borrowings with a drawn value of $4,733.2 million before unamortized prepaid facility fees, have a fair value estimate of $4,535.1 million based on trading prices as at October 31, 2020 (2019: $4,686.0 million).

Short-term borrowing of $34.2 million represents capital repayments falling due on the group borrowings within the one year less unamortized prepaid facility arrangement fees and original issue discounts of $12.8 million.

On May 29, 2020, the Group announced that it had successfully priced and allocated a €600.0 million and a $650 million senior secured term loan. The new five-year facilities, along with $143.0 million of existing cash reserves, were used by the Group to fully refinance its existing senior secured term loan B due November 2021 and pay associated fees and expenses.

Prepaid facility fees of $12.2 million, which were still to be amortized, in relation to the senior secured term loan B due November 2021 were fully expensed in June 2020 with the cost recorded within finance costs in the Consolidated statement of comprehensive income. Fees of $44.0 million relating to the new senior secured term loans were capitalized in June 2020.

On September 3, 2020, the Group announced that it had successfully extended its revolving credit facility and reduced the size from $500.0 million to $350.0 million.  The Group also confirmed that it had repaid the $175.0 million previously drawn during the year as a precautionary measure in response to the COVID-19 outbreak, resulting in a balance outstanding of $nil. These actions resulted in a reduction in the Group’s gross debt and the borrowing costs associated with the revolving credit facility. The remaining prepaid facility fees of $4.5 million to be amortized were expensed in the period and new fees of $1.8 million were capitalized for the new arrangement.

Following these refinancing activities, the Group’s earliest debt maturity is in June 2024.

The following facilities were drawn as at October 31, 2020:

•
The €600 million (equivalent to $700.3 million) senior secured five-year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

•
The $368.2 million senior secured seven-year term loan B-3 issued by MA FinanceCo., LLC, maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

Consolidated financial statements and notes
Notes to the consolidated financial statements

18 Borrowings continued

•
The $650.0 million senior secured five-year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

•
The $2,486.3 million senior secured seven-year term loan B issued by Seattle SpinCo, Inc. , maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €452.8 million (equivalent to $528.4 million) senior secured seven-year term loan B issued by MA FinanceCo., LLC, maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn at October 31, 2020:

•
A senior secured revolving credit facility of $350.0 million ($nil drawn), (“Revolving Facility”), with an interest rate of 3.50% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At October 31, 2020, $nil of the Revolving Facility was drawn (October 31, 2019: $nil), together with $4,733.2 million of term loans giving gross debt of $4,733.2 million drawn.

There are no financial covenants on the Group’s term loan borrowing facilities. The Revolving Facility is subject to a single financial covenant, being an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.  Throughout the year the applicable covenant threshold was 4.35x, however no test was applicable at October 31, 2020 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This covenant is not expected to inhibit the Group’s future operations or funding plans.

The Group’s borrowing arrangements include annual repayments of 1% of the initial par value for the B-3, Seattle Spinco and Euro term B loans and 2.5% of the initial par value for the B-1 and B4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity. In addition, the borrowing arrangements require additional debt repayments where the Group’s net leverage exceeds 3.00x, when 25% of excess cash flow for the prior year is required to be paid, and 3.30x, when 50% of excess cash flow for the prior year is required to be paid.

The movements on the Group loans in the year were as follows:

	term loan B-1 EUR	term loan B-2 USD	term loan B-3 USD	term loan B-4 USD	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2018	-	1,503.8	382.1	-	2,580.5	530.5	-	4,996.9
Repayments	-	(89.1)	(13.9)	-	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	-	-	(9.3)	-	(9.3)
At October 31, 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0

At November 1, 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0
Draw downs	665.8	-	-	650.0	-	-	175.0	1,490.8
Repayments	-	(1,414.7)	-	-	-	-	(175.0)	(1,589.7)
Foreign exchange	34.5	-	-	-	-	22.6	-	57.1
At October 31, 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2

Consolidated financial statements and notes
Notes to the consolidated financial statements

18 Borrowings continued
Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis, which therefore, differs from both the carrying value and fair value, is as follows:
As at October 31, 2020:

	term loan B-1 EUR	term loan B-3 USD	term loan B-4 USD	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m
Within one year	49.0	11.0	50.3	74.6	16.9	1.8	203.6
In one to two years	52.6	12.4	53.5	82.7	21.5	1.5	224.2
In two to three years	47.4	14.6	48.6	98.4	21.3	-	230.3
In three to four years	46.6	369.7	47.8	2,496.5	527.1	-	3,487.7
In four to five years	642.8	-	599.2	-	-	-	1,242.0
At October 31, 2020	838.4	407.7	799.4	2,752.2	586.8	3.3	5,387.8

	Less than 1 year	1-3 years	3-5 years	Total
	$m	$m	$m	$m
Debt principal repayment	34.2	128.2	4,570.8	4,733.2
Interest payment on debt	169.4	326.3	158.9	654.6
At October 31, 2020	203.6	454.5	4,729.7	5,387.8

As at October 31, 2019:

	term loan B-2	term loan B-3	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
Within one year	61.6	17.0	114.6	14.1	1.9	209.2
In one to two years	61.5	16.9	114.3	14.6	1.9	209.2
In two to three years	1,419.8	18.5	124.1	19.3	1.6	1,583.3
In three to four years	-	20.6	139.4	19.1	-	179.1
In four to five years	-	373.5	2,522.6	503.6	-	3,399.7
At October 31, 2019	1,542.9	446.5	3,015.0	570.7	5.4	5,580.5
	Less than 1 year	1-3 years	3-5 years	Total
	$m	$m	$m	$m
Debt principal repayment	-	1,431.7	3,343.3	4,775.0
Interest payment on debt	209.2	360.8	235.5	805.5
At October 31, 2019	209.2	1,792.5	3,578.8	5,580.5

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organized in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

Consolidated financial statements and notes
Notes to the consolidated financial statements

19 Leases

As disclosed in I “Significant Accounting policies”, W “Adoption of new and revised International Financial Reporting Standards” the Group applied IFRS 16 “Leases” using the modified retrospective approach and therefore comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 14. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed alongside the IFRS 16 in I “Significant Accounting policies”, R “Leases”; key differences between IFRS 16 and IAS 17 and IFRIC 4 are described in I “Significant Accounting policies”, W “Adoption of new and revised International Financial Reporting Standards”.

The Group enters into leasing arrangements in the normal course of its business including:
•	Office space (included in “Leasehold land and buildings”);
•	Data centers (included in “Leasehold land and buildings”);
•	Vehicles (included in “Other”); and
•	Computer equipment.

Computer equipment leases were previously classified as finance leases under IAS 17, all other leases were previously categorized as operating leases under IAS 17.

The Group’s lease arrangements can contain a number of features including some or all of:
•	Extension and break options;
•	Variable lease payments;
•	Annual or periodic set rental increases; and
•	Indexed or market-based rental increases.

Consistent with the requirements of IFRS, 16 extension options are only included in the lease liability where they are considered reasonably certain, see below, and only fixed rental increases are included in the lease liability. Indexed or market based rental increases are only included in the lease liability once the indexation or rent review date has passed. Variable lease payments are expensed as incurred.

Two individual leased properties are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space. The lease on this facility expires in 2024, with an option to extend for a further three, five-year periods. The Group’s current annual rent under this lease is $8.4 million. Since March 1, 2019, part of the property has been sublet. Current annual sub-lease income is $1.1 million. The other property is located in Santa Clara, California, where the Group currently leases approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further five-year period. The Group’s current annual rent under this lease is $4.7 million. The Group is currently not utilizing one floor of this facility and the related right-of-use assets has been tested for impairment with a partial impairment recorded.

Right-of-use assets

During the year the Group entered into new leasing arrangements, extended existing leasing agreements and was party to rent reviews and therefore recognized additions to right-of-use assets of $42.0 million.

	Leasehold land and buildings	Computer equipment	Other	Total
	$m	$m	$m	$m
Net book value at October 31, 2020	180.1	20.4	6.7	207.2
Net book value at November 1, 2019	223.6	20.8	9.0	253.4

Depreciation charge for the 12 months ended October 31, 2020	60.3	11.2	5.4	76.9

Consolidated financial statements and notes
Notes to the consolidated financial statements

19 Leases continued

Amounts recognized in the statement of comprehensive income:		12 months ended October 31, 2020	12 months ended October 31, 2019
		Under IFRS 16	Under IAS 17
	Note	$m	$m
Under IFRS 16:
Interest on lease liabilities	6	13.2	-
Depreciation of right-of-use assets		76.9	-
Impairment of right-of-use assets*		5.9	-
Income from sub-leasing right-of-use assets		0.4	-

Under IAS 17:
Interest on lease liabilities	6	-	2.0
Depreciation of lease assets		-	13.9
Lease expense		-	65.9
Income from sub-leasing right-of-use assets		-	1.0

* The Group assessed right-of-use assets for indicators of impairment during the year in particular leases, which have become vacant or part vacant or changes in sub-lease expectations on existing vacant properties. As a result, an additional impairment of $5.9 million was recognized in the year. The impairment against the right-of-use asset carrying value reflects any expected sub lease-income over the remainder of the lease.

Amounts recognized in statement of cash flows:

	12 months ended October 31, 2020 Under IFRS 16	12 months ended October 31, 2019 Under IAS 17
	$m	$m
Interest payments on lease liabilities	13.2	2.0
Payment for lease liabilities (2019: payment for finance lease liabilities)	80.1	12.9
Total cash outflow for leases	93.3	14.9

Extension options
Some property leases contain extension options exercisable by the Group before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in “II Critical accounting estimates, assumptions and judgements”.

The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Significant changes in assumptions or activities e.g. such as an acquisition or disposal, would impact the expected future cash outflows related to leasing activities. Where a significant event or change in circumstances does not occur, the lease term and therefore the lease liability and right-of-use asset, will decline over time.

The Group’s cash outflow for leases in the 12 months ended October 31, 2020 was $93.3 million. Leases with annual cash outflows during the 12 months ended October 31, 2020 of $8.9 million ended and were not renewed or replaced. Considering the impact of these terminations and absent significant future changes in the volume of the Group’s activities or strategic changes to lease fewer assets the Group’s cash outflow would be expected to continue for future periods at a consistent level, subject to any contractual price increases. The maturity analysis of the Group’s lease liability, below, only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

Consolidated financial statements and notes
Notes to the consolidated financial statements

19 Leases continued

Lease obligations:
Under IFRS 16 “Leases”, the Group recognizes the discounted future lease payments over the reasonably certain lease term as a liability along with an associated right-of-use asset, see above.

The movement on the Group lease obligations in the year were as follows:

	Note	$m
IFRS 16 adoption		269.8
Transfer from Finance lease liability		23.5
Balance at November 1, 2019		293.3
Additions		41.6
Disposals		(0.2)
Payments		(93.3)
Interest	6	13.2
Foreign exchange		(4.2)
Balance at October 31, 2020		250.4

Included within:
Current liabilities		82.2
Non-current liabilities		168.2
Total		250.4

The maturity profile of the Group’s lease obligations is as follows:

$m
Within one year	82.2
In one to two years	69.5
In two to three years	43.3
In three to five years	49.3
In more than five years	36.3
At October 31, 2020	280.6
Impact of discounting	(30.2)
Total lease obligations	250.4

Leases as lessor
The Group acts as a lessor where it is able to sub-lease vacant property space. Sub-leases are classified as either finance leases or operating leases dependent upon the transfers of substantially all of the risk and rewards associated with the head lease to the lessee in the sub-lease agreement.

Finance leases
The Group has six lease arrangements classified as finance leases. The long-term element of net investment in leases of $5.5 million as at October 31, 2020 is included in note 13 “Other non-current assets”. The short-term element of net investments in leases of $2.1 million as at October 31, 2020 is included in other receivables in note 14 “Trade and other receivables”. Under IAS 17, the Group did not recognize any net investment in leases.

Operating leases
The Group has six lease arrangements classified as operating leases. Rental income recognized by the Group for the 12 months ended October 31, 2020 was $0.4 million (2019: $1.0 million).

Consolidated financial statements and notes
Notes to the consolidated financial statements

20 Contract liabilities

	October 31, 2020	October 31, 2019
	$m	$m
Current	981.4	1,045.9
Non-current	117.2	149.9
	1,098.6	1,195.8

Revenue billed but not recognized in the Consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as contract liabilities in the Consolidated statement of financial position and recognized over the period of the contract in future years. Contract liabilities primarily relates to undelivered maintenance and subscription services on billed contracts.

Contract liabilities as at October 31, 2020 were $1,098.6 million (2019: $1,195.8 million). The movement in contract liabilities in the year mainly results from new amounts being deferred, where the billing is advance of satisfaction of the related performance obligation, and amounts being recognized as revenue, where performance obligations have been satisfied. The amount of revenue recognized in the reporting year that was included in the contract liability balance as at November 1, 2019 was $1,045.9 million (2019: $1,134.7 million).

Remaining performance obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future years. The remaining revenue allocated to future performance obligations was $1,598.1 million as at October 31, 2020 (2019: $1,468.9 million), of which approximately 77% (2019: 80%) of the revenue is expected to be recognized over the next 12 months and the remainder thereafter.

This amount mostly comprises obligations to provide maintenance and SaaS subscriptions as the contracts have durations of one or multiple years.

21 Provisions

	October 31, 2020	October 31, 2019
	$m	$m
Onerous leases and dilapidations	16.9	34.2
Restructuring	30.8	36.4
Legal	9.7	5.7
Other	14.8	2.1
Total	72.2	78.4

Current	49.7	29.3
Non-current	22.5	49.1
Total	72.2	78.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

21 Provisions continued

		Onerous contracts and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At October 31, 2019		34.2	36.4	5.7	2.1	78.4
Adoption of IFRS 16[1]		(16.7)	-	-	-	(16.7)
At November 1, 2019		17.5	36.4	5.7	2.1	61.7
Acquisitions – ATAR Labs	33	-	0.4	-	-	0.4
Additional provision in the period		3.2	34.7	5.4	12.7	56.0
Released		(3.1)	(5.9)	(0.7)	-	(9.7)
Utilization of provision		(1.0)	(35.7)	(0.8)	-	(37.5)
Effects of movements in exchange rates		0.3	0.9	0.1	-	1.3
At October 31, 2020		16.9	30.8	9.7	14.8	72.2

Current		5.0	20.2	9.7	14.8	49.7
Non-current		11.9	10.6	-	-	22.5
Total		16.9	30.8	9.7	14.8	72.2

1As described in I Significant Accounting Policies W “Adoption of new and revised International Financial Reporting Standards” onerous lease provisions recognized at October 31, 2019 have been recorded as an impairment against the right-of-use assets recognized on adoption of IFRS 16.

		Onerous contracts and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At November 1, 2018		35.1	50.7	7.0	-	92.8
Acquisitions – Interset Software Inc.	33	-	-	-	0.7	0.7
Additional provision in the period		19.2	49.4	5.4	2.1	76.1
Released		(7.4)	(19.8)	(6.2)	-	(33.4)
Utilization of provision		(13.9)	(43.5)	(0.5)	(0.7)	(58.6)
Unwinding of discount		1.1	-	-	-	1.1
Effects of movements in exchange rates		0.1	(0.4)	-	-	(0.3)
At October 31, 2019		34.2	36.4	5.7	2.1	78.4

Current		9.5	12.0	5.7	2.1	29.3
Non-current		24.7	24.4	-	-	49.1
Total		34.2	36.4	5.7	2.1	78.4

Onerous contracts and dilapidations provisions
The onerous contracts relate to onerous non-rental related property costs and dilapidations provision relates to obligations to restore leased Group properties. These positions are expected to be fully utilized within eight years. An additional provision of $3.2 million was recorded in the 12 months ended October 31, 2020 (2019: $19.2 million), mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations and a review of obligations to restore leased property at the end of the lease period.

Consolidated financial statements and notes
Notes to the consolidated financial statements

21 Provisions continued

Restructuring provisions
Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilized within 24 months. Restructuring costs are reported within exceptional costs (note 4).

Legal provisions
Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with on-going legal matters. Further information on legal matters can be found in note 30, contingent liabilities.

Other provisions
Other provisions at October 31, 2020 relate to interest on uncertain tax provisions of $7.6 million (2019: $2.1 million), a $2.8 million sales tax provision (2019: $nil) and a provision for estimated unclaimed property exposure pertaining to accounts payable of $4.4 million (2019: $nil).

 22 Pension commitments

Defined contribution
The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
Continuing operations	Note	$m	$m	$m
Defined contribution schemes	29	31.2	32.7	43.3

b) Defined benefit
	October 31, 2020	October 31, 2019
	$m	$m
Within non-current assets:
Long-term pension assets	18.2	17.1

Within non-current liabilities:
Retirement benefit obligations	(155.0)	(141.4)

As of October 31, 2020, there are a total of 33 defined benefit plans in 10 countries around the world (2019: 30). The highest concentration of the pension schemes are in Germany, where the Group sponsors 12 separate schemes that comprise over 83% of the total net retirement benefit obligation recorded in the Group’s consolidated statement of financial position. The Group’s German schemes are primarily final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Although most of these schemes in Germany are funded at some level, there are typically no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in a funds focusing on equities and debt instruments. Most of the Group’s German schemes are closed to new entrants, however, three of the schemes are open to new members.

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Pension commitments continued

The remainder of the Group’s defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans and other types of statutory plans that provide a one-time benefit at termination. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds; however, other schemes are administered locally with the assistance of local pension experts. Many of the Group’s plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed to new members. The Group sponsors 12 plans outside of Germany that are open to new members, most of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement, death or disability. The Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group’s obligations are limited to the liabilities of our employees.

There were three plans reclassified to the net retirement obligation during the 12 months ended October 31, 2020. None of the plans are final salary plans and none are material.

Long-term pension assets
Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy, as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the consolidated statement of financial position as long-term pension assets. During the 12 months ended October 31, 2020, some of the insurance policies previously unpledged were pledged to the pension plans and transferred to plan assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Movement in the fair value of long-term pension assets is included in other comprehensive income. All non-plan assets are held in Germany.

The movement on the long-term pension assets is as follows:

		October 31, 2020	October 31, 2019
	Note	$m	$m
As at November 1		17.1	16.7
Reclassification to assets held for sale		-	0.1
Transfer to plan assets		(0.4)	-
Interest on non-plan assets	6	0.2	0.3
Benefits paid		(0.1)	(0.1)
Contributions		0.3	0.3

Included within other comprehensive income:
- Change in fair value assessment		0.4	0.4
		0.4	0.4

Effects of movements in exchange rates		0.7	(0.6)
As at October 31		18.2	17.1

Included within other comprehensive income:
Continuing operations		0.4	0.3
Discontinued operation		-	0.1
		0.4	0.4

The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of October 31, 2020. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the 12 months ended October 31, 2020 (2019: none).

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Pension commitments continued

Retirement benefit obligations
The following amounts have been included in the consolidated statement of comprehensive income for defined benefit pension arrangements:

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Note	$m	$m	$m
Current service charge		10.4	9.0	12.6
Past service charge		-	-	(5.5)
Charge to operating (loss)/profit	29	10.4	9.0	7.1

Current service charge – discontinued operations		-	0.1	0.3

Interest on pension scheme liabilities		3.1	4.2	5.2
Interest on pension scheme assets		(1.3)	(1.8)	(2.4)
Charge to finance costs	6	1.8	2.4	2.8

Total continuing charge to (loss)/profit for the period		12.2	11.5	10.2

The contributions for the 12 months ended October 31, 2021 are expected to be broadly in line with the 12 months ended October 31, 2020. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities. There are no funding requirements in Germany.

The following amounts have been recognized as movements in the statement of other comprehensive income:

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31,2018
	$m	$m	$m
Actuarial return on assets excluding amounts included in interest income	1.8	5.9	0.6

Re-measurements – actuarial gains/(losses):
- Demographic	-	(1.6)	0.3
- Financial	(0.6)	(38.8)	(11.1)
- Experience	3.0	8.4	1.9
	2.4	(32.0)	(8.9)

Reclassification from defined contribution scheme or other assets and liabilities to defined benefit scheme	(4.6)	-	(2.1)
Movement in the period	(0.4)	(26.1)	(10.4)

Continuing operations	(0.4)	(26.2)	(8.9)
Discontinued operation	-	0.1	(1.5)
	(0.4)	(26.1)	(10.4)

The weighted average key assumptions used for the valuation of the schemes were:

	October 31, 2020			October 31, 2019
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.09%	2.64%	2.50%	3.09%	2.65%
Rate of increase in pension payments	1.50%	1.50%	1.50%	1.75%	1.50%	1.75%
Discount rate	0.79%	1.41%	0.90%	1.09%	1.71%	1.20%
Inflation	1.50%	1.25%	1.47%	1.75%	1.16%	1.69%

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Pension commitments continued

During the 12 months ended October 31, 2019, the model used to derive our discount rates was updated to better reflect yields on corporate bonds over the life of our schemes. The key difference in the revised model lies in the extrapolation of yields in the outlying years of the curve and uses AA government bond rates to determine these yields. This change resulted in a decrease in our defined benefit obligation of approximately $14.0 million in the 12 months ended October 31, 2019. The old and revised models are both considered standard models devised by our external consolidating actuary.

The mortality assumptions for the German schemes are set based on the ‘Richttafeln 2018 G’ by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	October 31, 2020			October 31, 2019
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting year:
Male	20	22	20	20	20	20
Female	24	25	24	23	23	23

Retiring 15 years after the end of the reporting year:
Male	22	23	22	22	23	22
Female	26	26	25	25	26	25

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	October 31, 2020			October 31, 2019
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	248.4	54.9	303.3	213.5	48.0	261.5
Fair values of plan assets	(119.1)	(29.2)	(148.3)	(92.0)	(28.1)	(120.1)
	129.3	25.7	155.0	121.5	19.9	141.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Pension commitments continued

The defined benefit obligation has moved as follows:

	October 31, 2020
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4
Current service cost	6.9	-	6.9	3.5	-	3.5	10.4	-	10.4
Reclassification from other liabilities/assets	14.7	(17.8)	(3.1)	1.5	-	1.5	16.2	(17.8)	(1.6)
Transfer from long-term pension assets	-	(0.4)	(0.4)	-	-	-	-	(0.4)	(0.4)
Benefits paid	(0.6)	0.6	-	(2.9)	2.9	-	(3.5)	3.5	-
Contributions by plan participants	1.1	(1.1)	-	0.6	(0.6)	-	1.7	(1.7)	-
Contribution by employer	-	(0.7)	(0.7)	-	(2.3)	(2.3)	-	(3.0)	(3.0)
Interest cost/(income) (note 6)	2.3	(1.0)	1.3	0.8	(0.3)	0.5	3.1	(1.3)	1.8

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	-	-	-	-	-	-	-	-	-
- Financial	(0.4)	-	(0.4)	1.0	-	1.0	0.6	-	0.6
- Experience	(2.0)	-	(2.0)	(1.0)	-	(1.0)	(3.0)	-	(3.0)

Actuarial return on assets excluding amounts included in interest income	-	(2.4)	(2.4)	-	0.6	0.6	-	(1.8)	(1.8)
Reclassification to defined benefit scheme	3.1	-	3.1	1.5	-	1.5	4.6	-	4.6
	0.7	(2.4)	(1.7)	1.5	0.6	2.1	2.2	(1.8)	0.4
Effects of movements in exchange rates	9.8	(4.3)	5.5	1.9	(1.4)	0.5	11.7	(5.7)	6.0

At October 31, 2020	248.4	(119.1)	129.3	54.9	(29.2)	25.7	303.3	(148.3)	155.0

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Pension commitments continued

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

22 Pension commitments continued

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	October 31, 2020
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	49.3	-	49.3	-	6.4	6.4	49.3	6.4	55.7
- Debt instruments	63.3	-	63.3	2.6	4.9	7.5	65.9	4.9	70.8
- Real estate	-	-	-	-	2.9	2.9	-	2.9	2.9
Cash and cash equivalents	-	-	-	-	2.6	2.6	-	2.6	2.6
Re-insurance contracts with guaranteed interest rates *	-	6.5	6.5	-	-	-	-	6.5	6.5
Other	-	-	-	-	9.8	9.8	-	9.8	9.8
Total	112.6	6.5	119.1	2.6	26.6	29.2	115.2	33.1	148.3

	October 31, 2019
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	39.8	-	39.8	-	5.5	5.5	39.8	5.5	45.3
- Debt instruments	46.6	-	46.6	3.0	6.0	9.0	49.6	6.0	55.6
- Real estate	-	-	-	-	3.1	3.1	-	3.1	3.1
Cash and cash equivalents	-	-	-	-	1.7	1.7	-	1.7	1.7
Re-insurance contracts with guaranteed interest rates *	-	5.6	5.6	-	-	-	-	5.6	5.6
Other	-	-	-	-	8.8	8.8	-	8.8	8.8
Total	86.4	5.6	92.0	3.0	25.1	28.1	89.4	30.7	120.1

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

22 Pension commitments continued

Sensitivities
The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 23 years for Germany and 14 years for all other schemes.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(10.5%)	0.50%	12.1%	0.50%	(6.5%)	0.50%	7.3%

Price inflation/rate of increase in pension payments*	0.25%	3.4%	0.25%	(3.2)%	0.25%	0.9%	0.25%	(0.9)%

Salary growth rate	0.50%	1.1%	0.50%	(1.1)%	0.50%	2.7%	0.50%	(2.8)%

Life expectancy	1 year	3.9%	-	-	1 year	2.0%	-	-

* For the German schemes the same values are used for both the inflation assumption and the rate of increase in pension payments.

23 Other non-current liabilities

	October 31, 2020	October 31, 2019
	$m	$m
Accruals	39.9	50.4
	39.9	50.4

Accruals includes employee benefit liability $30.6 million (2019: $33.3 million) that relates to employee obligations in certain countries and an IT contractual liability $5.9 million (2019: $6.6 million). Certain employee benefit liabilities in Germany and the related benefit deposits were transferred to defined benefit obligations in the year (note 22).

24 Financial risk management and financial instruments

Risk factors and treasury risk management
The Group’s treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments. The treasury function’s policies and procedures are reviewed and monitored by the Audit committee and are subject to internal audit review.

The Group’s multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity/capital risk. Treasury risk management is carried out by a central treasury department under policies approved by the board of directors.

Group treasury identifies and evaluates financial risks alongside business management. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, the use of derivative and non-derivative financial instruments as appropriate, and investment of excess funds.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Risk Factors and Treasury risk management continued

Liquidity and capital risk
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

The Group seeks to maximize financial flexibility and minimize refinancing risk by issuing debt from a variety of sources and with a range of maturities.  The level of facilities required are determined through the preparation of cash flow forecasts which consider a range of business performance scenarios. Borrowings are refinanced substantially prior to falling current to minimize refinancing risk.

The Group’s objective when managing its capital structures is to minimize the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximize shareholder return over the long-term.

In March 2020, given the increased macro-economic uncertainty as a result of the COVID-19 pandemic, as a precautionary measure, the directors withdrew their recommendation for the payment of a final dividend of 58.33 cents per share in respect of the 12 months ended October 31, 2019. Similarly, no dividend was paid in respect of the six months to April 30, 2020. The decision to not pay these dividends has resulted in an increase in available liquidity compared to the payments that would otherwise have been made under the Group’s existing dividend policy.

In May 2020, the Group refinanced its $1,415m term loans maturing in November 2021 and made a voluntary debt repayment of $143m. In September 2020, the Group refinanced its revolving credit facility and reduced its size from $500.0m to $350.0m. Following these refinancing activities the Group’s earliest debt maturity is in June 2024.  The repayment of debt and reduction in size of the revolving credit facility were made following an assessment of potential future performance scenarios, taking into account the current additional macro-economic uncertainties as a result of COVID-19.

The only financial covenant attaching to the Group’s borrowing facilities relates to the revolving credit facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the revolving credit facility is outstanding at a fiscal quarter end. Throughout the year the applicable covenant threshold was 4.35x; however no test was applicable at October 31,2020 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This covenant is not expected to inhibit the Group’s future operations or funding plans.

The Group uses cash pooling structures and intercompany loans to mobilize cash efficiently within the Group.  The key objectives of the treasury function with respect to cash and cash equivalents are to protect their principal value, concentrate cash centrally, minimize the requirements for external borrowing and optimize yield.

As part of its short-term cash management the Group invests in a range of cash and cash equivalents, including money market funds, which are considered to be highly liquid and not exposed to significant changes in fair value.

Subsidiary companies are funded through share capital, retained earnings and loans from central finance companies on commercial terms.  Subsidiary companies do not enter into local borrowings with external counterparties.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

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

The objective of the Group’s interest rate risk management policy is to manage the uncertainty and adverse impact on the Group’s net interest charge due to changes in interest rates to an acceptable level. In doing so, the Group seeks to minimize the cost of hedging and the level of associated counterparty risk.

The Group has set a target of approximately half its borrowings being subject to fixed interest rates in order to minimize its exposure to changes in interest rates. This is achieved through four US dollar interest swaps for a total notional value of $2.25 billion, with a maturity date of September 2022. The hedge accounting is discussed further later in the note.

The Group’s borrowing facilities do not contain any covenants with respect to interest cover ratios.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Indian Rupee, Israeli Shekel, Japanese Yen and the Chinese Yuan. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations where the transactions are denominated in a currency that is not the entity’s functional currency.

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries into its reporting currency, US dollar. The Group’s primary balance sheet translation exposures are noted in the exposure analysis below. These exposures are kept under regular review with the Group treasury function providing reporting to the Treasury Risk committee and the Audit committee.

Group borrowings are denominated in US dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Groups operations used to service those borrowings. The May 2020 debt refinancing included an additional proportion of Euro debt and a reduction in US dollar debt which is intended to better match the currency profile of the Group’s debt with the cash flows used to service that debt (note 18 “Borrowings”).

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group’s reporting currency of US dollars. As at October 31, 2020 two net investment hedges totalling €1.05 billion have been designated using non-derivative Euro debt instruments to minimize the volatility in shareholder’s equity arising from foreign currency translation (there were no net investment hedges as at October 31, 2019).

Exposures also arise from foreign currency denominated trading transactions undertaken by subsidiaries and exposures here are not hedged. The Group utilizes constant currency reporting to enable management and investors to understand the underlying performance of the Group excluding exchange rate impacts.

Credit risk

The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables but the Group has policies in place requiring appropriate credit checks on potential customers before sales commence and a monitoring process for assessing overdue receivables and customer payment behavior post sale. These policies and procedures include assessing customer credit limits and the use of third party financial and risk reporting to control our exposure and credit risk.

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Group maintains a provision for impairment based upon the measurement of lifetime expected credit losses for all trade receivables using the IFRS 9 simplified approach.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Credit risk continued

The risk management practices noted above provide the historical customer payment profiles and a view on customer behaviour with any historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the debtor and the economic environment resulting in an overall assessment of any provision required.

The Group sells products and services to a wide range of customers around the world and therefore believes there is no significant concentration of customer credit risk.

The Group’s credit risk on cash and cash equivalents is limited as the counterparties are generally well established financial institutions with generally high credit ratings.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognizes that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.  All derivatives are subject to ISDA agreements or equivalent documentation.

The maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. Please refer to the credit risk table further below. The credit quality of cash and cash equivalents is listed in note 16 “Cash and cash equivalents” with over 95% rated from A+ to AAA.

Financial instruments

The tables below sets out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

		Measurement category	Carrying value October 31, 2020	Fair value 2020	Fair value Hierarchy 2020/2019	Carrying value October 31, 2019
	Note		$m			$m
Financial assets

Non-current
Long-term pension assets	22	FV OCI	18.2	Fair value insurance based input	Level 3	17.1

Current
Cash and cash equivalent	16	Amortized cost	737.2	-	-	355.7
Trade and other receivables	14	Amortized cost	648.6	-	-	922.7
Contract assets	14	Amortized cost	33.7	-	-	56.3
			1,437.7			1,351.8

Financial liabilities

Non-current
Derivative financial instruments – interest rate swaps[1]	24	FV OCI	77.9	Fair value Bank Institutions	Level 2	36.5
Borrowings (gross)[2]	18	Amortized cost	4,699.0	4,535.1	-	4,775.0
Lease obligations	19	Amortized cost	82.2	-	-	11.7
Provisions	21	Amortized cost	22.5	-	-	49.1

Current
Borrowings (gross)[2]	18	Amortized cost	34.2	-	-	-
Lease obligations	19	Amortized cost	168.2	-	-	11.8
Provisions	21	Amortized cost	49.7	-	-	29.3
Trade and other payables – accruals	17	Amortized cost	419.2	-	-	530.3
			5,552.9			5,443.7
1 Derivative interest rate swaps are measured at FV OCI as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as FVTPL.
2 Borrowings have a carrying value (net of unamortized prepaid facility arrangement fees and original issue discount) of $4,640.3 million (2019: $4,670.7 million). Total borrowings (gross) are shown in this table as $4,733.2 million (2019: $4,775.0 million) for the fair value comparison.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Fair value measurement

For trade and other receivables, cash and cash equivalents, provisions, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,640.3 million (2019: $4,670.7 million) (note 18 “Borrowings”) including unamortized prepaid facility fees and discounts, have a fair value estimate of $4,535.1 million (2019: $4,686.0 million) based on trading prices obtained from external banking providers as at October 31, 2020.

Derivative financial instruments measured at fair value are classified as Level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. Valuations are updated by the counter-party banks on a monthly basis.

The long-term pension assets are considered to be Level 3 assets under the fair value hierarchy as of October 31, 2020. These assets have been valued by an external insurance expert, by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension assets is disclosed in note 22 “Pension commitments”.

For derivatives and long-term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the year.

	October 31, 2020	October 31, 2019
Interest rate risk	$m	$m
Interest rate swaps (receive variable, pay fixed)

Fair value of Derivative liability (total of 4 swaps)	(77.9)	(36.5)
Notional amount (4 x $562.5 million)	2,250.0	2,250.0
Maturity date	September 30, 2022	September 30, 2022
Change in fair value of outstanding hedging instruments (OCI hedging reserve excluding deferred tax) (note 27)	(41.3)	(122.9)
Change in value of hedging instruments (as above adjusted for impact of credit risk)	(39.9)	(121.9)
Hedging ratio	1.1	1.1

The Group has four interest rate swaps, which are designated in a hedge relationship.

The Group’s approved strategy in accordance with our risk management policies is to minimize the risk of cash flow fluctuations due to interest rate changes in relation to the 1M-USD LIBOR rate for up to half of the Group’s external borrowings for the period 19 October 2017 to 30 September 2022.

The specific risk management objective is to hedge the interest rate risk (cash flow risk) due to changes in the 1M-USD LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spin Co Inc. between October 19, 2017 and September 30, 2022.

Derivatives are only used for economic hedging purposes and not as speculative investments.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a 0% floor) plus a current margin of 2.75% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.699%. For the year to October 31, 2020, net interest (finance cost) paid for the swaps amounted to $23.7 million. For the life of the swap, net interest paid to date amounted to $17.2 million.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Non-Derivative financial instruments – Designated Euro borrowings

	October 31, 2020	October 31, 2019
Foreign exchange risk	$m	$m
Notional amounts for Designated Euro borrowing

Euro B-1 2020 tranche €600 million (Borrowings maturity date: June 2025)	665.8	-

Foreign exchange (loss) on revaluation transferred to OCI-CTA No sources of ineffectiveness observed in review	(34.5)	-

Euro 2017 tranche €453 million (Borrowings maturity date: June 2024)	528.5	-

Foreign exchange (loss) on revaluation transferred to OCI-CTA No sources of ineffectiveness observed in review	(24.2)	-

Hedge ratio for each of the two Net investment hedges	1.1	-

The Group has designated two tranches of non-derivative Euro borrowings in two hedge relationships The borrowings in place have a designated initial carrying value of approximately €1.05 billion (note 18 “Borrowings”) hedged against Euro designated net investments in foreign operations.

The specific risk management objective is to carry out a net investment hedge in the consolidated financial statements of the Group, to reduce the foreign currency translation exposure arising from the Group’s investments in foreign entities with Euro functional currency through the use of Euro currency borrowings as hedging instruments as permitted by the Group’s Treasury policy.

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedges met the IFRS 9 requirements for the financial reporting year. The IFRS 9 hedging requirements apply to both the interest swaps and the net investment hedges.

The impact of changes in the fair value of interest rate swaps in the 12 months ended October 31, 2020 is shown in the Consolidated statement of comprehensive income. The foreign exchange gains/losses for the revaluation of the net investment hedging instruments are compared against the translation of goodwill and intangibles affecting the cumulative translation reserve on consolidation. No amounts have been reclassified from the hedging reserve to the loss for the year.

Hedge effectiveness may be affected by credit risk (in the case of the interest rate swaps) and the net investment hedged items may be affected by events impacting the carrying value of goodwill and intangible assets such as asset disposals or impairment reviews.

The Group also utilized a forward exchange contract to fix the Sterling equivalent (£150.0 million) on the cancelled May 2020 dividend payment. The forward contract was not designated for formal hedge accounting and was settled early for $21.8 million within the reporting year as the proposed dividend was cancelled. The charge was made to foreign exchange losses in the Consolidated statement of comprehensive income.

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at October 31, 2020 was:

		October 31, 2020	October 31, 2019
	Note	$m	$m
Trade receivables (gross)	14	628.4	877.9
Cash and cash equivalents	16	737.2	355.7
		1,365.6	1.233.6

The Group applies the IFRS 9 expedited approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance for all trade receivables.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Credit risk continued

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

On that basis, the loss allowance as at October 31, 2020 and 2019 and movements in the loss allowance during each year were determined as follows for trade receivables (note 14 “Trade and other receivables”):

	October 31, 2020	October 31, 2019
	$m	$m
At November 1 – calculated under IAS 39		41.9
Accounting policy change – IFRS 9 (recognized against retained earnings on November 1, 2018)		20.0
At November 1 – calculated under IFRS 9	42.4	61.9
Loss allowance provided in the period	(4.8)	16.0
Receivables written off as uncollectable	(19.7)	(35.5)
At October 31	17.9	42.4

Ageing is the main internal rating assessment around credit quality for trade receivables:  the ageing of gross trade receivables and associated loss allowances can be found in note 14. Contract assets relate to amounts not yet due from customers and contain no amounts past due.

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

Note 3 “Loss before tax” shows the impact on the Consolidated statement of comprehensive income of foreign exchange losses in the 12 months ended October 31, 2020 of $29.7 million (2019: $11.3 million loss). The foreign exchange loss in the year includes the loss of $21.8 million due to the settlement of the foreign exchange contract regarding the cancelled dividend.

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Exposure report analysis

The Group’s principal exposures in relation to market risks are the changes in the exchange rates between the US dollar and transactions made in other currencies as well as changes in interest rates from US and Euro capital markets. Foreign exchange exposures for all re-measuring balances are tracked and reported to management

The key drivers for foreign exchange exposure are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. The table below represents a key currency extract from the Group exposures to movements in currency presenting exposures in excess of $10 million equivalent. The key exposure relates to the increased Euro debt profile since the May refinancing. The Indian Rupee and Israeli Shekel had key inter-company positions during the year.

Foreign exchange analysis is shown as for reporting to the Treasury Risk committee. Please note that aggregate foreign exchange exposures for the Euro below do not consider the impact of the net investment hedges. However, the impact can be seen in the hedging table above.

	Group exposure	+/- 5%	+/- 10%
Key aggregate currency exposures*	$m	$m	$m
Euro	(1,280.1)	64.0	128.0
Indian Rupee (INR)	(42.4)	2.1	4.2
Israeli Shekel (ILS)	(29.2)	1.4	2.9
Chinese Yuan (CNY)	(25.6)	1.3	2.6
Australian Dollar (AUD)	(15.7)	0.8	1.6

Japanese Yen (JPY)	55.1	2.8	5.5
Swedish Krona (SEK)	23.5	1.2	2.4
Swiss Franc (CHF)	18.9	0.9	1.9
Danish Krone (DKK)	17.1	0.9	1.7
Canadian Dollar (CAD)	15.9	0.8	1.6
Mexican Peso (MXN)	14.6	0.7	1.5
United Arab Emirates Dirham (AED)	13.7	0.7	1.4
Czech Koruna (CZK)	10.3	0.5	1.0

  * Presenting aggregate foreign exchange exposures in excess of $10 million equivalent.

Interest rate exposure

Borrowings exposures to variable interest rate changes (based on gross debt excluding the effects of hedging)	Group exposure	LIBOR, EURIBOS +1%
	$m	$m
Euro	1,228.7	12.3
US dollar	3,504.5	35.0
Total gross debt (note 18)	4,733.2	47.3

Net debt

The net debt of the Group at the Consolidated statement of financial position date is as follows:

		October 31, 2020	October 31, 2019
	Note	$m	$m
Borrowings	18	(4,640.3)	(4,670.7)
Cash and cash equivalents	16	737.2	355.7
Lease obligations (2019: Finance lease obligations)	19	(250.4)	(23.5)
Net debt		(4,153.5)	(4,338.5)

Borrowings are shown net of unamortized prepaid facility arrangement fees of $92.9 million (2019: $104.3 million). Gross borrowings are $4,733.2 million (2019: $4,775.0 million).

Consolidated financial statements and notes
Notes to the consolidated financial statements

24 Financial risk management and financial instruments continued

Exposure report analysis continued

Change in liabilities arising from financing activities for interest bearing loans (note 18 “Borrowings”) and lease obligations (note 19 “Leases”) were as follows:

	Interest bearing loans	Lease obligations	Total
	$m	$m	$m
At November 1, 2019	4,775.0	23.5	4,798.5
Adoption of IFRS16	-	269.8	269.8
	4,775.0	293.3	5,068.3
Draw down/new leases	1,490.8	41.6	1,532.4
Repayments	(1,589.7)	(93.3)	(1,683.0)
Disposals	-	(0.2)	(0.2)
Interest	-	13.2	13.2
Foreign exchange	57.1	(4.2)	52.9
At October 31, 2020	4,733.2	250.4	4,983.6

25 Share capital

Ordinary shares at 10 pence each as at October 31, 2020 (2019: 10 pence each)

	October 31, 2020		October 31, 2019		October 31, 2018
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1	363,583,328	47.2	436,800,513	65.8	229,674,479	39.7
Shares issued to satisfy option awards	1,518,327	0.1	6,109,091	0.1	1,894,673	0.2
Shares utilized to satisfy option awards	(556,278)	-	(4,804,817)	-	-	-
Share reorganisation	-	-	(74,521,459)	(18.7)	(16,935,536)	(2.9)
Shares issued relating to acquisition of the HPE Software business	-	-	-	-	222,166,897	28.8
At October 31	364,545,377	47.3	363,583,328	47.2	436,800,513	65.8

“B” shares at 335.859391 pence each (2019: 335.859391 pence each)

	October 31, 2020		October 31, 2019		October 31, 2018
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1	-	-	-	-	-	-
Issue of B shares	-	-	413,784,754	1,800.0	229,799,802	500.0
Redemption of B shares	-	-	(413,784,754)	(1,800.0)	(229,799,802)	(500.0)
At October 31	-	-	-	-	-	-

Deferred D shares at 10 pence each

	October 31, 2020		October 31, 2019		October 31, 2018
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1	-	-	-	-	-	-
Issue of Deferred shares	-	-	74,521,459	-	-	-
Redemption of Deferred shares	-	-	(74,521,459)	-	-	-
At October 31	-	-	-	-	-	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Share capital continued

Share issuances during the 12 months ended to October 31, 2020
In the 12 months ended October 31, 2020, 1,518,327 ordinary shares of 10 pence each (2019: 6,109,091; 2018: 1,894,673) were issued and 556,278 treasury shares were utilized by the Company to settle exercised share options (2019: 4,804,817). The gross consideration received in the 12 months ended to October 31, 2020 was $2.6 million (2019: $3.1 million, 2018: $5.8 million).

At October 31, 2020, 29,644,627 treasury shares were held (2019: 30,200,905, 2018: 9,858,205) such that the number of ordinary shares with voting rights was 334,900,750 (2019: 333,382,423) and the number of listed shares at October 31, 2020 was 364,545,377 (2019: 363,583,328; 2018: 436,800,513).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,963.00 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at October 31, 2020 was 18,856,680 (2019: 14,533,973; 2018: 18,156,060).

Share buy-back
On 29 August 2018, the Company announced the start of a share buy-back program for an initial tranche of up to $200m, which was extended on 5 November 2018 to a total value of $400 million (including the initial tranche). On 14 February 2019, the buy-back program was extended into a third tranche of up to $110 million up until the day before the AGM which took place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares expired.

On 17 July 2019, the Company announced a new share buy-back program with an initial tranche of up to $200 million. The program was affected in accordance with the terms of the authority granted by shareholders at the 2019 AGM and the Listing Rules. On 3 October 2019, the Company completed the $200 million share buy-back program. The total amount bought back under share buy-back programs was $710.0 million, excluding expenses.

In addition to purchasing ordinary shares on the London Stock Exchange, Citi acquired American Depository Receipts representing ordinary shares (“ADRs”) listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

Shares bought back under these programmes are held as treasury shares. Treasury share movements and share buy-back costs are shown below:

	12 months ended October 31, 2020	12 months ended October 31, 2019
Treasury shares	Number	Number
Share buy-backs	-	29,160,054
Shares issued to satisfy option awards	-	(4,804,817)
Share reorganisation	-	(4,012,537)
	-	20,342,700

Share buy-backs numbers:
Ordinary shares bought on the London Stock Exchange	-	25,766,919
ADRs purchased on the New York Stock Exchange	-	3,393,135
	-	29,160,054

Share buy-back cost:	$m	$m
Share buy-back cost	-	538.8
Expenses	-	5.9
	-	544.7
The weighted average price of shares bought back in the 12 months ended October 31, 2019 was £14.61 per share.

Consolidated financial statements and notes
Notes to the consolidated financial statements

25 Share capital continued

Return of Value
On April 29, 2019, a Return of Value was made to shareholders amounting to $1,800.0 million (£1,389.7m) in cash (335.89 pence per existing Ordinary Share and American Depositary Shares (“ADS”) held at the Record Time of 6.00 pm on 29 April 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of B shares and resulted in a $1,800.0 million increase in capital redemption reserve and a $1,800.0 million reduction in the merger reserve. 413,784,754 “B” shares were issued at 335.859391 pence each, resulting in a total $1,800.0 million being credited to the “B” share liability account. Subsequently and on the same date, 413,784,754 “B” shares were redeemed at 335.859391pence each and an amount of $1,800.0 million was debited from the “B share liability account. The Group entered into a forward exchange contract to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0 million incurred net transaction costs of $1.0 million. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7 million to the capital redemption reserve. The settlement date was 13 May 2019 for the Ordinary Shares.

26 Share premium account

		October 31, 2020	October 31, 2019	October 31, 2018
	Note	$m	$m	$m
At November 1		44.0	41.0	192.1
Issue and redemption of B shares		-	-	(156.7)
Movement in relation to share options exercised	29	2.5	3.0	5.6
At October 31		46.5	44.0	41.0

27 Other reserves

		Capital redemption reserve [1]	Merger reserve [2]	Hedging reserve [3]	Total
	Note	$m	$m	$m	$m
As at November 1, 2018		666.3	3,724.4	70.0	4,460.7
Return of Value - share consolidation	25	18.7	-	-	18.7
Return of Value - issue and redemption of B shares	25	1,800.0	(1,800.0)	-	-
Hedge accounting	24	-	-	(122.9)	(122.9)
Current tax movement on hedging		-	-	23.3	23.3
Reallocation of merger reserve		-	(184.6)	-	(184.6)
As at October 31, 2019		2,485.0	1,739.8	(29.6)	4,195.2

As at November 1, 2019		2,485.0	1,739.8	(29.6)	4,195.2
Hedge accounting	24	-	-	(41.3)	(41.3)
Current tax movement on hedging		-	-	7.8	7.8
Reallocation of merger reserve		-	27.6	-	27.6
As at October 31, 2020		2,485.0	1,767.4	(63.1)	4,189.3

1 Capital redemption reserve
The capital redemption reserve, a non-distributable reserve, was created as a result of Returns of Value in prior periods (note 26).

2 Reallocation of merger reserve
The merger reserve is an unrealized profit until it can be realized by the settlement of the intercompany loan by qualifying consideration.

In the 12 months ended October 31, 2019, it was disclosed that $400.0 million of the merger reserve would be settled in the year. However, as at October 31, 2020, only $35.4 million of the balance was settled and the balance of $364.6 million was no longer required. However, $337.0 million is expected to be settled in qualifying consideration during the year ended October 31, 2021 and as such an equivalent proportion of the merger reserve of $27.6 million is considered unrealized, in accordance with section 3.11(d) of Tech 02/17 and therefore has been transferred from retained earnings.

Consolidated financial statements and notes
Notes to the consolidated financial statements

27 Other reserves continued

3 Hedging reserve
A debit of $33.5 million was recognized in the hedging reserve in relation to hedging transactions entered into in the 12 months ended October 31, 2020 (2019: $99.6 million debit).

28 Non-controlling interests

At October 31, 2019, the Group had minority shareholders in one subsidiary, Novell Japan Ltd. On June 10, 2020, a payment of 2,526,000 JPY ($23,570) was made to acquire 842,000 ordinary 1 JYP shares held. This payment increased the Group’s shareholding from 84.24% to 100%. The Group will therefore no longer have any non-controlling interests.

	October 31, 2020	October 31, 2019	October 31, 2018
	$m	$m	$m
At November 1	1.3	1.0	0.9
Share of profit after tax	-	0.3	0.1
Purchase of non-controlling interests	(1.3)	-	-
At October 31	-	1.3	1.0

Non-controlling interests relate to the companies detailed below:

Company name	Country of incorporation and principal place of business	October 31, 2020 Proportion held	October 31, 2019 Proportion held
Novell Japan Ltd	Japan	100%	84.24%

29 Employees and directors

Staff costs

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Staff costs
Wages and salaries	1,187.3	1,204.4	1,819.2
Redundancy and termination costs (non-exceptional)	1.0	0.5	2.1
Social security costs	97.5	93.6	159.0
Other pension costs	41.6	41.7	50.4
	1,327.4	1,340.2	2,030.7
Cost of employee share schemes (Share-based payments section below)	17.0	68.8	64.3
Total	1,344.4	1,409.0	2,095.0

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Note	$m	$m	$m
Pension costs comprise:
Defined benefit schemes	22	10.4	9.0	7.1
Defined contribution schemes	22	31.2	32.7	43.3
Total		41.6	41.7	50.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Employees and directors continued

Staff numbers

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing operations
Sales and distribution	5,066	5,413	5,860
Research and development	5,091	5,056	4,323
General and administration	1,937	1,991	1,378
	12,094	12,460	11,561

Discontinued operation
Sales and distribution	-	164	515
Research and development	-	170	629
General and administration	-	3	8
	-	337	1,152

Total
Sales and distribution	5,066	5,577	6,375
Research and development	5,091	5,226	4,952
General and administration	1,937	1,994	1,386
Total	12,094	12,797	12,713

Directors and key management

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Directors
Aggregate emoluments	4.1	3.7	14.6
Aggregate gains made on the exercise of share options	0.3	79.7	77.7
Company contributions to money purchase pension scheme	-	-	0.7
Total	4.4	83.4	93.0

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Key management compensation
Short-term employee benefits	12.4	9.5	25.9
Share based payments	2.2	25.3	44.5
Total	14.6	34.8	70.4

The key management figures above include the executive management team and directors. There are no post-employment benefits.

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Employees and directors continued

Share-based payments

The amount charged to the Consolidated statement of comprehensive income in respect of share-based payments was $17.0 million for the 12 months ended October 31, 2020 (2019: $71.3 million).

	12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	$m	$m	$m
Share-based compensation – IFRS 2 charge	18.3	62.0	70.9
Employer taxes	(1.3)	6.8	(6.6)
Continuing operations	17.0	68.8	64.3
Discontinued operation	-	2.5	-
Total	17.0	71.3	64.3

As at October 31, 2020, accumulated employer taxes of $0.6 million (2019: $1.9 million; 2018: $20.6 million) are included in trade and other payables and $nil (2019: $nil; 2018: $0.5 million) is included in other non-current liabilities.

The Group has various share-based plans details of which are provided below.

a)	Incentive Plan 2005
The Micro Focus International plc Incentive Plan 2005 (“LTIP”) permits the granting of share awards to executive directors and selected employees on a discretionary basis. Awards can be granted as conditional awards of shares or as nil-cost options.

	12 months ended October 31, 2020		12 months ended October 31, 2019
	Number of awards	Weighted average exercise price of awards	Number of awards	Weighted average exercise price of awards
	‘000	pence	‘000	pence
Outstanding at November 1	9,227	6	5,620	14
Exercised	(734)	1	(3,410)	17
Forfeited/lapsed	(2,100)	22	(545)	27
Granted	7,829	-	7,562	-
Outstanding at October 31	14,222	-	9,227	6
Exercisable at October 31	938	4	1,416	34

The weighted average share price for awards on the date of exercise was 526 pence for the 12 months ended October 31, 2020 (2019: 1,707 pence).

The amount charged to the Consolidated statement of comprehensive income in respect of the LTIP scheme was $9.3 million for the 12 months ended October 31, 2020 (2019: $31.1 million). In addition to this $1.3 million (2019: $8.5 million charge) was credited to the Consolidated statement of comprehensive income in respect of National Insurance on these share awards.

	October 31, 2020			October 31, 2019
	Weighted average exercise price	Number of awards	Weighted average remaining contractual life	Weighted average exercise price	Number of awards	Weighted average remaining contractual life
Range of exercise prices	pence	‘000	years	pence	‘000	years
£0.10 or less	-	14,104	17.2	1	8,982	3.4
£0.11 – £1.00	13	118	2.8	13	137	3.7
£1.01 – £2.00	-	-	-	-	-	-
£2.01 – £3.00	-	-	-	-	-	-
£3.01 - £4.00	-	-	-	-	-	-
More than £4.00	-	-	-	402	108	0.7
	-	14,222	17.1	6	9,227	3.4

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Employees and directors continued

Share-based payments continued

Unvested awards granted are subject to the following vesting conditions of either:

Performance criteria	Unvested options Number ‘000	Description
Free cash flow/ Relative TSR growth	4,601	Awards made with a free cash flow target and relative TSR target over a three-year period.

Continued employment	3,528	Awards under a continuing employment criteria over a two or three-year period.

Adjusted EBITDA growth	2,609	Awards made with Adjusted EBITDA growth targets over a two-year period.

Cumulative Earnings per share (“EPS”) growth	1,862
EPS for these awards is defined as Diluted Adjusted EPS. Where the cumulative EPS growth over a three or four-year period is at least equal to RPI plus 3% per annum 25% of awards will vest, with full vesting achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight-line vesting will apply between these points.

Other	684	Various other vesting conditions
	13,284

The weighted average fair value of awards granted during the 12 months ended October 31, 2020 determined using the Black-Scholes valuation model was £2.01 (2019: £14.54). The significant inputs into the model for the 12 months ended October 31, 2020 were:

	12 months ended October 31, 2020	12 months ended October 31, 2019
Weighted average share price at the grant date	£2.50	£16.44
Expected volatility	72.85%	between 48.91% and 49.68%
Expected dividend yield	23.76%	between 4.78% and 5.87%
Expected option life	2 years	0.76 to four years
Annual risk-free interest rate	0.17%	between 0.49% and 1.38%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

The fair value of awards granted in the 12 months ended October 31, 2020, as determined using the Monte Carlo simulation was $2.67 and the fair value of awards granted using the share price at the date of grant was $4.65.

b)	Additional Share grants

	12 months ended October 31, 2020				12 months ended October 31, 2019
	Number of Options				Number of Options
	TAG ASGs	HPE Software ASGs	Total	Weighted average exercise price	TAG ASGs	HPE Software ASGs	Total	Weighted average exercise price
	‘000	‘000	‘000	pence	‘000	‘000	‘000	pence

Outstanding at November 1	461	3,215	3,676	-	3,062	7,427	10,489	-
Granted	-	-	-	-	-	458	458	-
Exercised	(15)	-	(15)	-	(2,601)	-	(2,601)	-
Surrendered	-	(2,385)	(2,385)	-	-	-	-	-
Lapsed	-	(830)	(830)	-	-	(4,670)	(4,670)	-
Outstanding at October 31	446	-	446	-	461	3,215	3,676	-
Exercisable at October 31	446	-	446	-	461	-	461	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Employees and directors continued

Share-based payments continued

Additional Share Grants – The Attachmate Group (“TAG”) acquisition
The Remuneration Committee awarded Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of The Attachmate Group, which completed on November 20, 2014. These TAG ASG options vested in full.

As at October 31, 2020, 445,917 (2019: 460,917) of these options were vested but not yet exercised.

Additional Share Grants – The HPE Software business acquisition
The Remuneration Committee awarded a number of Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of the HPE Software business, which completed on September 1, 2017.

2,385,000 awards were surrendered by the Executive Directors in the year. The remaining HPE ASG awards lapsed in full on July 7, 2020 due to the performance conditions not being met.

The amount charged to the Consolidated statement of comprehensive income in respect of the ASGs was $3.9 million for the 12 months ended October 31, 2020 (2019: $30.6 million). In addition to this $nil (2019: $1.7 million charge) was credited to the consolidated statement of comprehensive income in respect of National Insurance on these share options in the 12 months ended October 31, 2020.

	October 31, 2020			October 31, 2019
Range of exercise prices	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)
£0.00	-	446	4.1	-	3,676	7.3
	-	446	4.1	-	3,676	7.3

c) Sharesave and Employee Stock Purchase Plan 2006
In August 2006, the Company introduced the Micro Focus Employee Stock Purchase Plan 2006 and the Micro Focus Sharesave Plan 2006, approved by members on 25 July 2006. The Group operates two all-employee plans are the Micro Focus Sharesave Plan 2006 (“Sharesave”) for UK and Ireland based employees and the Micro Focus Employee Stock Purchase Plan 2006 (“ESPP”) for employees in all other locations. The Sharesave and ESPP provide for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under these plans employees make monthly savings over a period (Sharesave three years, ESPP two years) linked to the grant of an option with an option price which can be at a discount (for Sharesave this can be up to 20% of the market value of the shares on grant and for ESPP, this can be up to 15% of the market value of the shares on grant or maturity, whichever is lower). The option grants are subject to employment conditions and continuous savings.

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Employees and directors continued

Share-based payments continued

Further Sharesave and ESPP grants were made during the 12 months to October 31, 2020.

Sharesave

	12 months ended October 31, 2020		12 months ended October 31, 2019
	Number	Weighted	Number	Weighted
	of	average	of	average
	options	exercise price	options	exercise price
	‘000	pence	‘000	pence
Outstanding at November 1	438	1,221	496	1,185
Exercised	-	1,023	(81)	1,171
Forfeited	(912)	855	(102)	1,297
Granted	2,409	338	125	1,374
Outstanding at October 31	1,935	293	438	1,221
Exercisable at October 31	-	-	62	1,461

Number of options ‘000	Date of grant	Exercise price per share pence	Exercise period
8	February 23, 2018	1,720.0	April 1, 2021 – September 30, 2021
1	February 23, 2018	1,963.0	April 1, 2021 – September 30, 2021
33	August 3, 2018	1,023.0	October 1, 2021 – March 31, 2022
1	August 3, 2018	1,159.0	October 1, 2021 – March 31, 2022
10	March 7, 2019	1,344.0	April 1, 2022 – September 30, 2022
1	March 7, 2019	1,533.0	April 1, 2022 – September 30, 2022
2	August 5, 2019	1,411.0	October 1, 2021 – March 31, 2023
7	August 5, 2019	1,574.3	October 1, 2021 – August 4, 2022
83	March 5, 2020	617.7	April 1, 2023 – September 30, 2023
8	March 5, 2020	728.2	April 1, 2023 – September 30, 2023
1,680	August 21, 2020	241.3	October 1, 2023 – March 31, 2024
101	August 21, 2020	241.1	October 1, 2023 – March 31, 2024
1,935

 c) Sharesave and Employee Stock Purchase Plan 2006

ESPP
	12 months ended October 31, 2020		12 months ended October 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	‘000	‘000	‘000	pence
Outstanding at November 1	1,192	1,182	800	1,047
Exercised	(1,472)	1,027	(17)	1,114
Forfeited	(423)	1,082	(44)	1,440
Granted	2,958	660	453	1,444
Outstanding at October 31	2,255	617	1,192	1,182
Exercisable at October 31	-	-	-	-

Consolidated financial statements and notes
Notes to the consolidated financial statements

29 Employees and directors continued

Share-based payments continued

Number of options ‘000	Date of grant	Exercise price per share pence	Exercise period
244	March 1, 2019	1,428.0	March 1, 2021 – May 31, 2021
209	October 1, 2019	1,462.8	October 1, 2021 – December 31, 2021
689	March 1, 2020	635.9	March 1, 2022 – May 31, 2022
1,113	October 1, 2020	270.2	October 1, 2022 – December 31, 2022
2,255

The amount charged to the Consolidated statement of comprehensive income in respect of the Sharesave and ESPP was $5.1 million for the 12 months ended October 31, 2020 (2019: $2.8 million).

The weighted average fair value of options granted under Sharesave and ESPP during the 12 months ended October 31, 2020 determined using the Black-Scholes valuation model was £1.27 (2019: £5.93).

The significant inputs into the model for the 12 months ended October 31, 2020 were:

	12 months ended October 31, 2020	12 months ended October 31, 2019
Weighted average share price at the grant date	£4.38	£17.56
Expected volatility	between 57.72% and 72.37%	between 49.06% and 49.68%
Expected dividend yield	between 8.22% and 16.11%	between 4.63% and 5.87%
Expected option life	two or three years	two or three years
Annual risk-free interest rate	between 0.20% and 0.52%	between 0.49% and 1.16%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

30 Contingent liabilities

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

Shareholder litigation
Micro Focus International plc and certain current and former directors and officers are involved in two consolidated class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934.  Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration, and other purportedly false and misleading statements. No liability has been recognized in either case as the complaint in one lawsuit has been dismissed and plaintiffs are now seeking an appeal, and the other lawsuit is still at an early stage in proceedings and it is too soon to estimate whether there will be any financial impact.

Consolidated financial statements and notes
Notes to the consolidated financial statements

30 Contingent liabilities continued

Patent litigation
On July 2, 2018, Wapp Tech Limited Partnership and Wapp Tech Corp. (collectively, “Wapp”) sued Micro Focus International plc in the Eastern District of Texas, accusing it of infringing claims of three patents in connection with Micro Focus International plc’s purported manufacture and sale of certain products in the ADM product line, including LoadRunner and Performance Center. Wapp also sued HPE, Wells Fargo & Company, and Bank of America Corporation for their alleged use of the same accused products. On August 13, 2019, the Texas court dismissed Micro Focus International plc for lack of personal jurisdiction, but granted Wapp’s request to amend its complaint to name Micro Focus International plc subsidiaries Seattle SpinCo, Inc., EntIT Software LLC, EntCo Interactive (Israel) Ltd., EntCo Government Software LLC, and Micro Focus (US) Inc. (collectively, the “Subsidiary Defendants”) as defendants. On August 20, 2019, Wapp filed an amended (and operative) complaint in that case naming the Subsidiary Defendants as defendants. The Court stayed the cases against HPE, Bank of America, and Wells Fargo. On December 11, 2020, Micro Focus filed a motion for summary judgment, which the Court denied on January 14, 2021.  On December 18, 2020, the case was mediated but did not settle.  The Final Pretrial Conference is scheduled for February 2021, and the Micro Focus trial is set for March 1, 2021. Micro Focus’ defences against liability include that the patent claims are not infringed, and that the patent claims are invalid. These infringement and invalidity claims will be contested on their merits at trial. Due to the Group’s assessment that the asserted patent claims are not infringed and/or are invalid, no provision is recorded for this matter, however as the outcome of the trial is uncertain we have disclosed this potential obligation.

31 Related party transactions
The Group’s related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 29. There are no loans between the Group and the key management personnel.

Transactions with other related parties
The following transactions occurred with other related parties:

-	Contributions made to pension plans by the Group on behalf of employees are set out in note 22.
-	Sales and purchases of goods and services between related parties are not considered material.

Consolidated financial statements and notes
Notes to the consolidated financial statements

32 Discontinued operation

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

On August 21, 2018, Shareholders voted to approve the proposed transaction whereby the Company agreed to sell its SUSE business segment to Marcel Bidco GmbH, for a total cash consideration of approximately $2.5 billion, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances was obtained. The sale was completed in the prior year (March 15, 2019) and the SUSE business segment was treated as discontinued in the prior year financial statements and in the comparatives of these financial statements.

Discontinued operation – Financial performance

	12 months ended October 31, 2020			12 months ended October 31, 2019
	Before Exceptional Items	Exceptional Items	Total	Before Exceptional Items	Exceptional Items	Total
	$m	$m	$m	$m	$m	$m
Revenue	-	-	-	127.0	-	127.0
Operating costs	-	-	-	(89.3)	-	(89.3)
Operating profit	-	-	-	37.7	-	37.7
Share of results of associate	-	-	-	(0.3)	-	(0.3)
(Loss)/profit on disposal of the SUSE business	-	(3.0)	(3.0)	-	1,767.9	1,767.9
(Loss)/profit before taxation	-	(3.0)	(3.0)	37.4	1,767.9	1,805.3
Taxation	7.3	0.8	8.1	(8.7)	(309.4)	(318.1)
Profit for the year from discontinued operation	7.3	(2.2)	5.1	28.7	1,458.5	1,487.2

The profit on disposal of the SUSE business for the 12 months ended October 31, 2020 related to conclusion of the working capital settlement and adjustments in respect of income tax balances owed in respect of pre-transaction periods.

The cash flow statement shows amounts related to the discontinued operations:

	12 months ended October 31, 2020	12 months ended October 31, 2019
	$m	$m
Net cash inflows from operating activities	-	18.6
Net cash outflows from investing activities	1.3	-
Net cash flows from financing activities	-	-

In the prior year, on March 15, 2019, the Group disposed of the SUSE business for $2,540.3 million. Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Non-current assets classified as held for sale	989.8
Current assets classified as held for sale	127.3
Current liabilities classified as held for sale	(288.5)
Non-current liabilities classified as held for sale	(177.3)
Net assets disposed	651.3

Consolidated financial statements and notes
Notes to the consolidated financial statements

32 Discontinued operation continued

A.          SUSE Business continued

The profit on disposal was calculated as follows:

$m
Disposal proceeds	2,540.3
Costs to sell recognized in the year	(45.3)
Disposal proceeds, less costs to sell recognized in the year	2,495.0
Net assets disposed	(651.3)
Profit on disposal	1,843.7
Cumulative exchange gain in respect of the net assets of the subsidiaries, reclassified from equity on disposal	(75.8)
Profit on disposal	1,767.9

The profit on disposal is reflected in the prior year in profit for the year from discontinued operations in the Consolidated statement of comprehensive income. All cash flows occurred in the prior year.

The inflow of cash and cash equivalents on the disposal of the SUSE business is calculated as follows:

$m
Disposal proceeds, less total costs to sell	2,495.0
Cash disposed	(21.5)
Investing cash flows generated from discontinued operations, net of cash disposed	2,473.5

B.          Atalla

On May 18, 2018 the Company entered into an agreement with Utimaco Inc. (“Utimaco”), under which Utimaco would acquire Atalla for $20 million in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States (“CFUIS”). CFIUS placed the deal into investigation in September and final approval was received October 10, 2018. The deal closed on November 5, 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manager (“ESKM”) product line, and related supporting assets, including applicable patents and other IP.

In the prior year, on November 5, 2018, the Group disposed of the Atalla business for a net cash consideration of $20.0 million. Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Goodwill	28.0
Property, plant and equipment	0.3
Non-current assets	28.3
Deferred income	(12.0)
Current liabilities	(12.0)
Net assets disposed	16.3

The profit on disposal was recorded as exceptional (note 4) in the prior year and in the comparatives of these financial statements was calculated as follows:

$m
Disposal proceeds	20.0
Net assets disposed	(16.3)
Profit on disposal	3.7

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Acquisitions

Summary of acquisitions

				Consideration
	Carrying value at acquisition	Fair value adjustments	Goodwill	Shares	Cash	Total
	$m	$m	$m	$m	$m	$m

Acquisitions in the 12 months ended October 31, 2020:
ATAR Labs	0.9	5.0	1.4	-	7.3	7.3
	0.9	5.0	1.4	-	7.3	7.3
Acquisitions in the 12 months ended October 31, 2019:
Interset Software Inc.	0.9	61.3	26.8	-	89.0	89.0
	0.9	61.3	26.8	-	89.0	89.0

Acquisitions in the 18 months ended October 31, 2018:
HPE Software business	(2,487.8)	4,143.7	4,858.3	6,514.2	-	6,514.2
COBOL-IT	(3.0)	14.0	5.6	-	16.7	16.7
	(2,490.8)	4,157.7	4,863.9	6,514.2	16.7	6,530.9
Acquisitions in the 12 months ended October 31, 2020:

1          ATAR Labs
On July 7, 2020, the Group completed the acquisition of ATAR Labs (“ATAR Labs”). ATAR Labs integrates into the ArcSight portfolio to create a fast-acting environment against threats with top-of-the-line capabilities.

Total consideration of $7.3 million consists of initial consideration of $6.0 million with a further deferred consideration payment of $1.3 million to be paid in two yearly instalments. The Group has not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group, given that it was an acquisition of a business with a carrying value of $1.7 million of assets and $0.8 million of liabilities.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

		Carrying value at acquisition	Fair value adjustments	Fair value

	Note	$m	$m	$m
Intangible assets – purchased[1]	11	1.6	5.0	6.6
Other current assets		0.1	-	0.1
Borrowings		(0.1)	-	(0.1)
Provisions – short-term	21	(0.4)	-	(0.4)
Deferred income – short-term		(0.3)	-	(0.3)
Net assets		0.9	5.0	5.9
Goodwill (note 10)				1.4
Consideration				7.3

Consideration satisfied by:
Cash				6.0
Deferred consideration to be settled in cash				1.3
				7.3

The fair value adjustments relate to:
1 Purchased intangible assets of $6.6 million have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of ArcSight.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Acquisitions continued

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

Consideration of $89.0m consists of completion payment of $85.0 million, working capital adjustments and net cash adjustments. The Group did not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group, given that it was an acquisition of a business with a carrying value of $5.5 million of assets and $4.6 million of liabilities.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12-month period following completion, which ended on February 15, 2020. No adjustments were identified

		Carrying value at acquisition	Fair value adjustments	Fair value

	Note	$m	$m	$m
Intangible assets – purchased [1]	11	-	61.2	61.2
Property, plant and equipment	12	0.3	-	0.3
Other non-current assets		0.2	-	0.2
Trade and other receivables		3.8	-	3.8
Cash and cash equivalent		1.2	-	1.2
Trade and other payables		(1.5)	-	(1.5)
Finance leases obligations – short term		(0.1)	-	(0.1)
Provisions – short-term	21	(0.7)	-	(0.7)
Deferred income – short-term [2]		(2.1)	0.1	(2.0)
Deferred income – long-term [2]		(0.2)	-	(0.2)
Net assets		0.9	61.3	62.2
Goodwill (note 10)				26.8
Consideration				89.0

Consideration satisfied by:
Cash				89.0

The fair value adjustments relate to:
1
Purchased intangible assets of $61.2 million ($44.5 million Technology, $4.2 million Trade names, $12.5 million Customer Relationships) have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Interset.

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

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Acquisitions continued

Acquisitions in the year ended October 31, 2018:

1          Acquisition of the HPE Software business
On September 1, 2017, the Company completed the acquisition of HPE’s software business (“HPE Software”) by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced merger agreement (“Completion”). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. The fair value of the ordinary shares issued was based on the listed share price of the Company as of August 31, 2017 of $6.5 billion. The costs of acquiring the HPE Software business of $70.1 million are included in exceptional items (note 4) and include costs relating to due diligence work, legal work on the acquisition agreement and professional advisors on the transaction.

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

Details of the net assets acquired and goodwill are as follows:

	Carrying value at acquisition	Fair value adjustments	Fair value
	$m	$m	$m
Intangible assets	72.8	6,467.0	6,539.8
Property, plant and equipment	160.1	-	160.1
Other non-current assets	41.9	-	41.9
Inventories	0.2	-	0.2
Trade and other receivables	721.2	-	721.2
Current tax recoverable	0.5	-	0.5
Cash and cash equivalents	320.7	-	320.7
Trade and other payables	(686.8)	1.6	(685.2)
Current tax liabilities	(9.9)	-	(9.9)
Borrowings	(2,547.6)	-	(2,547.6)
Short-term provisions	(30.2)	-	(30.2)
Short-term deferred income [2]	(701.2)	58.0	(643.2)
Long-term deferred income [2]	(116.9)	8.7	(108.2)
Long-term provisions	(39.0)	-	(39.0)
Retirement benefit obligations	(71.5)	-	(71.5)
Other non-current liabilities	(52.3)	12.1	(40.2)
Deferred tax assets/(liabilities) [3]	450.2	(2,403.7)	(1,953.5)
Net (liabilities)/assets	(2,487.8)	4,143.7	1,655.9
Goodwill	-		4,858.3
Consideration			6,514.2

Consideration satisfied by:
Shares			6,514.2

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,858.3 million has been capitalized. The Group made a repayment of working capital in respect of the HPE Software business acquisition of $225.8 million in the period.

Trade and other receivables are net of a provision for impairment of trade receivables of $21.5 million.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Acquisitions continued

Acquisitions in the year ended October 31, 2018 continued:

1	Acquisition of the HPE Software business continued

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

Consideration of $16.7 million consists of a completion payment of Euro 11.3 million, retention amounts of Euro 2.7 million payable at a later date, working capital adjustments and net cash adjustments. The Group did not present the full IFRS 3 “Business Combinations” disclosures as this acquisition was not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12-month period following completion, which ended on November 30, 2018. Goodwill of $5.6 million, deferred tax liabilities of $3.9 million, purchased intangibles of $14.0 million (Purchased Technology $1.5 million, Customer relationships $12.3 million and Trade names $0.2 million) and cash of $1.0 million were recorded as a result of the COBOL-IT acquisition and no adjustments were identified.

Consolidated financial statements and notes
Notes to the consolidated financial statements

33 Acquisitions continued

Acquisitions in the year ended October 31, 2018 continued:

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

Under the agreement, the Group paid $2.5 million in cash to acquire certain equipment, patents, and licence rights under certain agreements, and seven employees all involved in R&D activities. The purchase completed on July 26, 2018.

Under IFRS 3, the Covertix Ltd. acquisition was considered to be a business combination, however due to the immaterial amount of the transaction, the assets acquired have been recorded at cost and are being amortized over their useful lives within the ledgers of the acquiring entities. The Company did not create a new subsidiary for Covertix and no goodwill has been recorded.

Consolidated financial statements and notes
Notes to the consolidated financial statements

34. Cash flow statement

		12 months ended October 31, 2020	12 months ended October 31, 2019	18 months ended October 31, 2018
	Note	$m	$m	$m
Cash flows from operating activities
(Loss)/profit from continuing operations		(2,974.6)	(18.1)	707.2
Profit from discontinued operation		5.1	1,487.2	76.9
(Loss)/profit for the year		(2,969.5)	1,469.1	784.1
Adjustments for:
Loss/(gain) on disposal of discontinued operation	32	3.0	(1,767.9)	-
Net finance costs	6	279.0	255.8	342.7
Taxation – continuing operations	7	34.2	(16.0)	(673.1)
Taxation – discontinued operation	32	(8.1)	318.1	34.2
Share of results of associates	28	-	0.3	1.8
Operating (loss)/profit (attributable to continuing and discontinued operations)		(2,661.4)	259.4	489.7

- continuing operations		(2,661.4)	221.7	376.8
- discontinued operation	32	-	37.7	112.9
		(2,661.4)	259.4	489.7

Goodwill impairment charge	10	2,799.2	-	-
Research and development tax credits		(1.8)	(1.2)	(2.0)
Depreciation of property, plant and equipment[1]	12	42.0	52.6	71.2
Depreciation of right-of-use asset (2019 and 2018: finance lease depreciation)[1]	19	76.9	13.9	17.4
Loss on disposal of property, plant and equipment	12	5.6	3.6	4.7
Loss on disposal of intangible assets	11	0.6	-	-
Gain on disposal of Atalla	32,4	-	(3.7)	-
Amortization of intangible assets	11	674.1	716.5	943.3
Amortization of contract-related costs		16.1	10.2	-
Leases impairment	19	5.9	-	-
Share-based compensation charge	29	17.0	71.3	72.2
Foreign exchange movements	3	29.7	11.1	(34.6)
Provisions movements	21	46.3	43.8	142.8
Changes in working capital :
Inventories		0.1	-	0.1
Trade and other receivables		262.0	183.0	(408.8)
Increase in contract-related costs		(26.5)	(36.7)	-
Payables and other liabilities		(69.8)	(114.8)	131.3
Provision utilization	21	(37.5)	(58.6)	(145.0)
Contract liabilities - deferred income		(103.1)	(98.5)	131.4
Pension funding difference to operating profit charge		7.4	4.4	4.0
Cash generated from operations		1,082.8	1,056.3	1,424.3

1 As a result of the adoption of IFRS 16, depreciation in the 12 months ended October 31, 2019 of $66.5 million has been represented as property, plant and equipment depreciation of $52.6 million and right-of-use asset depreciation of $13.9 million. The comparative of $13.9 million in the 12 months ended October 31, 2019 and $17.4m in the 18 months ended October 31, 2018 relates to assets classified as property, plant and equipment that were held under a finance lease.

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings

In accordance with section 409 of the UK Companies Act 2006 (the “Act”), information on all related undertakings of the Group is set out below. Related undertakings are categorized in the Act as being “subsidiaries”, “associated undertakings” and “significant holdings in undertakings other than subsidiary companies”. The information below is stated as at October 31, 2020.

The definition of a subsidiary undertaking in the Act is different from the definition of that term under IFRS. As a result, related undertakings included within this list may not be the same as the related undertakings consolidated in the Group IFRS financial statements.  As disclosed in note 28 the Group owns 100% of all subsidiary undertakings.

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
1	Attachmate Australasia Pty Limited	Australia	Ordinary Shares AU$1.00	In liquidation	1
2	Attachmate Group Australia Pty Limited	Australia	Ordinary Shares	Sale and support of software	1
3	Autonomy Australia Pty Limited	Australia	Ordinary Shares AU$1.00	In liquidation	1
4	Autonomy Systems Australia Pty Limited	Australia	Ordinary Shares AU$1.00	In liquidation	1
5	Borland Australia Pty Limited	Australia	Ordinary Shares AU$1.00	In liquidation	1
6	Entco Australia Pty Limited	Australia	Ordinary Shares AU$1.00	In liquidation	1
7	Micro Focus Australia Pty Ltd	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
8	Micro Focus Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
9	Serena Software Pty Limited	Australia	Ordinary Shares AU$1.00	In liquidation	1
10	Micro Focus Austria GmbH (formerly Borland Entwicklung GmbH)	Austria	Registered capital	Development of software	2
11	Autonomy Belgium BVBA	Belgium	Ordinary Shares	Sale and support of software	3
12	Micro Focus Belgium BV	Belgium	Ordinary Shares	Sale and support of software	3
13	Micro Focus Srl	Belgium	Ordinary Shares	Sale and support of software	4
14	Borland Latin America Ltda	Brazil	Quota RS$1.00	Sale and support of software	5
15	Cambridge Technology Partners do Brasil s.c. Ltda	Brazil	Quota RS$1.00	Dormant	5
16	Micro Focus Brasil Serviços de Tecnologia Ltda	Brazil	Quota RS$1.00	Sale and support of software	5
17	Micro Focus Programmeação de Computadores Ltda	Brazil	Quota RS$1.00	Sale and support of software	5
18	Peregrinne Systems do Brasil Ltda	Brazil	Quota RS$1.00	Sale and support of software	6
19	Serena Software Do Brasil Ltda	Brazil	Quota RS$1.00	Sale and support of software	5
20	Verity Worldwide Limited	British Virgin Islands	Ordinary shares US$50,000.00	Sale and support of software	7
21	Micro Focus APM Solutions Limited (EOOD)	Bulgaria	Ordinary Shares BGN1,000.00	Development of software	8
22	Micro Focus Bulgaria EOOD	Bulgaria	Ordinary Shares BGN1.00	Sale and support of software	8
23	Autonomy Systems (Canada) Limited	Canada	Class A Common Stock	Sale and support of software	9
24	GWAVA ULC	Canada	Common Stock	Holding Company	10

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
25	Micro Focus (Canada) ULC	Canada	Common Shares	Development, sale and support of software	10
26	Interset Software ULC	Canada	Common Shares	Holding Company	11
27	Micro Focus Software (Canada), ULC	Canada	Common Shares	Sale and support of software	12
28	Micro Focus Software Solutions Canada Co. / Solutions Logiciels Micro Focus Canada Cie.	Canada	Common Shares	Sale and support of software	13
29	NetManage Canada ULC	Canada	Common Shares	Dormant	10
30	Entco Capital Co	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	14
31	Entco Investment Co	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	14
32	Micro Focus International Limited	Cayman Islands	Class A Ordinary Shares US$0.00001 Class B Ordinary Shares US$0.00001 Class C Ordinary Shares US$0.00001 Class L Ordinary Shares US$0.00001	Dormant	14
33	Micro Focus IP Limited	Cayman Islands	Class A Ordinary Shares €0.01 Class B Preferred Redeemable Shares €0.01	Holding Company	14
34	Entco Marigalante Limited	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	14
35	Autonomy Systems (Beijing) Limited Company	China	Registered Capital	Sale and support of software	15
36	Shanghai Micro Focus Software Technology Co. Limited (formerly Shanghai Entco Software Technology Co., Limited)	China	Registered Capital	Sale and support of software	16
37	Shanghai Micro Focus Software Technology Co. Limited (formerly Shanghai Entco Software Technology Co., Limited), Beijing Branch	China	Branch	Sale and support of software	17
38	Shanghai Micro Focus Software Technology Co. Limited (formerly Shanghai Entco Software Technology Co., Limited), Chongqing Branch	China	Branch	Sale and support of software	18
39	Shanghai Micro Focus Software Technology Co. Limited ( formerly Shanghai Entco Software Technology Co., Limited), Shenzhen Branch	China	Branch	Sale and support of software	19
40	Shanghai Micro Focus Software Technology Co. Limited ( formerly Shanghai Entco Software Technology Co., Limited), Shangdong Branch	China	Branch	Sales and support of software	20
41	Singapore Micro Focus Pte Ltd Shanghai Representative Office	China	Branch	Sale and support of software	21
42	UK Micro Focus Limited Beijing Representative Office	China	Branch	Sale and support of software	22
43	Micro Focus CentroAmerica CAC Limiteda	Costa Rica	Quota CRC1,000.00	Sale and support of software	23
44	Micro Focus Costa Rica Limiteda	Costa Rica	Quota CRC1,000.00	Sale and support of software	23
45	NetIQ Software International Limited	Cyprus	Ordinary Shares of C£1.00	Dormant	24
46	Micro Focus Czechia s.r.o	Czech Republic	Registered Capital	Sale and support of software	25
47	Micro Focus Denmark, filial af Micro Focus AS, Norge (Branch)	Denmark	Branch	Sale and support of software	26
48	Micro Focus Software Denmark ApS	Denmark	Ordinary Shares DKK1.00	Sale and support of software	26

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
49	Micro Focus AS, Filial i Finland (Branch)	Finland	Branch	Sale and support of software	27
50	Borland (France) Sarl	France	Ordinary Shares €15.25	Sale and support of software	28
51	Cobol-IT, SAS	France	Ordinary Shares €1.00	Sale and support of software	28
52	Micro Focus France SAS	France	Ordinary Shares €1.00	Sale and support of software	29
53	Micro Focus SAS	France	Ordinary Shares €10.00	Sale and support of software	28
54	Attachmate Group Germany GmbH	Germany	Ordinary Shares €191,000.00	Sale and support of software	30
55	Borland GmbH	Germany	Ordinary Shares €49,500.00 Ordinary Shares €450,000.00 Ordinary Shares €100,000.00 Ordinary Shares €500.00	Dormant	30
56	GWAVA EMEA GmbH	Germany	Registered Capital	Sale and support of software	31
57	Micro Focus Deutschland GmbH	Germany	Registered Capital	Sale and support of software	30
58	Micro Focus GmbH	Germany	Registered Capital	Sale and support of software	30
59	Novell Holdings Deutschland GmbH	Germany	Registered Capital	Holding Company	30
60	Serena Software GmbH	Germany	Registered Capital	Sale and support of software	32
61	Attachmate (Hong Kong) Limited	Hong Kong	Ordinary Shares HK$1.00	In liquidation	33
62	Borland (H.K.) Limited	Hong Kong	Ordinary Shares HK$1.00	In liquidation	33
63	EntCorp Hong Kong Limited	Hong Kong	Ordinary Shares HK$1.00	Sale and support of software	34
64	Micro Focus Limited Hong Kong (Branch)	Hong Kong	Branch	Sale and support of software	33
65	Micro Focus Software HK Limited	Hong Kong	Ordinary Shares HK$10.00	Sale and support of software	33
66	NetIQ Asia Ltd.	Hong Kong	Ordinary Shares HK$1.00	In liquidation	33
67	Autonomy Software Asia Private Limited	India	Equity Shares INR10.00	Sale and support of software	35
68	Borland Software India Private Limited	India	Equity Shares INR10.00	Dormant	36
69	Entco IT Services Private Limited	India	Equity Shares INR10.00	Sale and support of software	37
70	Interwoven, Inc., India Branch	India	Branch	Sale and support of software	38
71	Micro Focus India Private Limited	India	Equity Shares INR10.00	In liquidation	36
72	Micro Focus Software India Private Limited	India	Equity Shares INR10.00	Development, sale and support of software	36
73	Micro Focus Software Solutions India Private Limited	India	Equity Shares INR10.00	Sale and support of software	39

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
74	Novell India Private Ltd.	India	Equity Shares INR10.00	In liquidation	40
75	Relativity Technologies Private Limited	India	Equity Shares INR10.00	In liquidation	36
76	Attachmate Ireland Limited	Ireland	Ordinary Shares €1.27	Sale and support of software	41
77	Entsoft Holding Ireland Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	41
78	Micro Focus (IP) Ireland Limited	Ireland	Ordinary Shares US$1.00	Dormant	42
79	Micro Focus (Ireland 1) Limited	Ireland	Ordinary Shares US$1.00	In liquidation	42
80	Micro Focus (Ireland 2) Limited	Ireland	Ordinary Shares US$1.00	In liquidation	42
81	Micro Focus Finance Ireland Limited	Ireland	Ordinary Shares US$1.00	In liquidation	42
82	Micro Focus Galway Limited	Ireland	Ordinary Shares €1.00	Sale and support of software	41
83	Micro Focus Group Holdings Unlimited Company	Ireland	Ordinary Shares €1.00	Holding Company	42
84	Micro Focus International Holdings Limited	Ireland	Ordinary Shares €1.00	Holding Company	42
85	Micro Focus Ireland Limited	Ireland	Ordinary Shares €1.00	Development, sale and support of software	42
86	Micro Focus Software (Ireland) Limited	Ireland	Ordinary Shares €1.25 Ordinary Shares US$1.00	Development, sale and support of software	43
87	Micro Focus Software Solutions Ireland Limited	Ireland	Ordinary Shares €1.00	Sale and support of software	41
88	NetIQ Europe Limited	Ireland	Ordinary Shares €1.00	Sale and support of software	41
89	NetIQ Ireland Limited	Ireland	Ordinary Shares €1.00	Holding Company	42
90	Novell Cayman Software International Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	42
91	Novell Cayman Software Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	42
92	Novell Ireland Real Estate Unlimited Company	Ireland	Ordinary Shares €1.25 A Ordinary Shares €1.25	In liquidation	42
93	Novell Software International Limited	Ireland	Ordinary Shares US$1.00	Holding Company	42
94	Micro Focus Interactive Israel Ltd	Israel	Ordinary Shares of NIS1.00	Sale and support of software	44
95	Micro Focus Israel Limited	Israel	Ordinary Shares NIS1.00	Development and support of software	45
96	Micro Focus Software Israel Ltd	Israel	Ordinary Shares NIS1.00	Sale and support of software	44
97	N.Y. NetManage (Yerushalayim) Ltd	Israel	Ordinary Shares NIS1.00	Dormant	46
98	Novell Israel Software International Limited	Israel	Ordinary Shares NIS1.00	Dormant	47
99	Enterprise Corp Italiana S.r.l.	Italy	Quota €10,000.00	Sale and support of software	48
100	Micro Focus Italiana S.r.l.	Italy	Quota €1,000,000.00	Sale and support of software	49
101	Micro Focus Srl	Italy	Quota €1200,000.00	Sale and support of software	49
102	Serena Software Europe Limited - Italy Branch	Italy	Branch	Sale and support of software	49

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
103	Verity Italia S.r.l.	Italy	Quota €25,000.00	Sale and support of software	50
104	Entcorp Japan K.K.	Japan	Ordinary Shares	Sale and support of software	51
105	Micro Focus Enterprise Ltd	Japan	Ordinary Shares	Sale and support of software	52
106	Micro Focus LLC	Japan	Interest in Capital	Sale and support of software	52
107	Novell Japan, Ltd	Japan	Common Stock	Sale and support of software	52
108	Serena Software Japan LLC	Japan	Interest in Capital	Sale and support of software	52
109	Micro Focus Luxembourg S.à r.l.	Luxembourg	Ordinary Shares	Sale and support of software	53
110	Verity Luxembourg S.à r.l.	Luxembourg	Ordinary Shares €25.00	Sale and support of software	54
111	Micro Focus Malaysia Sdn. Bhd.	Malaysia	Ordinary Shares RM1,000.00	Sale and support of software	55
112	Novell Corporation (Malaysia) Sdn. Bhd.	Malaysia	Ordinary Shares RM1.00	Sale and support of software	56
113	Micro Focus International Mexico, S. de R.L. de C.V.	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	57
114	Micro Focus Limited Mexico (Branch)	Mexico	Branch	Sale and support of software	57
115	Micro Focus Software Mexico, S. De R.L. De C.V.	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	57
116	Micro Focus Software Solutions Mexico, S. de R.L. de C.V.	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	57
117	Authasas B.V	Netherlands	Ordinary Shares A €1.00 Ordinary Shares B €1.00	Sale and support of software	58
118	Autonomy HoldCo B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	58
119	Autonomy Netherlands BV	Netherlands	Common Shares €100.00	Sale and support of software	58
120	Borland BV	Netherlands	Ordinary Shares €5.00	Sale and support of software	58
121	Entco Eastern Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	58
122	Entco Gatriam Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding company	58

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
123	Entco Holding Berlin B.V.	Netherlands	Ordinary Shares US$100.00	Holding company	58
124	Entco Holding Hague II B.V.	Netherlands	Ordinary Shares US$100.00	Holding company	58
125	Entco Sinope Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding company	58
126	Entcorp Nederland B.V.	Netherlands	Ordinary Shares €100.00	Sale and support of software	58
127	Micro Focus B.V.	Netherlands	Common Shares €100.00	Sale and support of software	58
128	Micro Focus Caribe Holding B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	58
129	Micro Focus Eastern Holding II B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	58
130	Micro Focus Enterprise B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	58
131	Micro Focus HoldCo B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	58
132	Micro Focus Holding Finance B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	58
133	Micro Focus Holding Hague B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	58
134	Micro Focus Holding PR B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	58
135	Micro Focus International Trade B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	58
136	Micro Focus Nederland B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	58
137	Verity Benelux B.V.	Netherlands	Common Shares of €500.00	Sale and support of software	58
138	Micro Focus Software (New Zealand) Unlimited	New Zealand	Ordinary Shares	Sale and support of software	59
139	Micro Focus AS	Norway	Ordinary Shares NOK1,602.00	Sale and support of software	60
140	Entcorp Philippines, Inc.	Philippines	Common Stock PHP1.00	Sale and support of software	61
141	Micro Focus Polska sp. z.o.o.	Poland	Ordinary Shares PLN500.00	Sale and support of software	62
142	Micro Focus S.L. - Sucursal Em Portugal (Branch)	Portugal	Branch	Sale and support of software	63
143	Novell Portugal - Informática Lda	Portugal	Ordinary Shares €14,864.18 Ordinary Shares €99.76	Sale and support of software	63
144	Micro Focus Caribe Holding B.V. LLC Branch	Puerto Rico	Branch	Sale and support of software	64
145	Micro Focus Holding PR B.V. LLC Branch	Puerto Rico	Branch	Sale and support of software	65
146	Micro Focus Software Romania SRL	Romania	Ordinary Shares RON10.00	Sale and support of software	66
147	Limited Liability Company Micro Focus	Russian Federation	Interest in Capital	Sale and support of software	67
148	Micro Focus LLC	Saudi Arabia	Ordinary Shares SAR50	Sale and support of software	68
149	Autonomy Systems Singapore Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	69
150	Borland (Singapore) Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	69
151	Entco Software Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	69

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
152	Mercury Interactive (Singapore) Pte Ltd	Singapore	Ordinary Shares	In liquidation	70
153	Micro Focus Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	69
154	Micro Focus Software Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	69
155	Autonomy Systems Software South Africa Pty Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	71
156	Micro Focus Software South Africa (Pty) Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	72
157	Micro Focus South Africa (Pty) Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	72
158	Micro Focus Korea Limited	South Korea	Units KRW 5,000	Sale and support of software	73
159	Micro Focus Field Delivery Spain, S.L.U.	Spain	Ordinary Shares €1.00	Sale and support of software	74
160	Micro Focus S.L.U.	Spain	Registered Shares €9.00	Sale and support of software	74
161	Micro Focus Software Spain S.L.U.	Spain	Ordinary Shares €1.00	Sale and support of software	74
162	Micro Focus AS, Norge, filial i Sverige (Branch)	Sweden	Branch	Sale and support of software	75
163	Micro Focus Sverige AB	Sweden	Quota SEK1.00	Sale and support of software	75
164	Micro Focus Enterprise B.V., Amstelveen, Versoix Branch	Switzerland	Branch	Sale and support of software	76
165	Micro Focus GmbH	Switzerland	Quotas CHF100.00	Sale and support of software	77
166	Micro Focus International Suisse Sàrl	Switzerland	Ordinary Shares CHF1,000.00	Sale and support of software	76
167	Micro Focus Schweiz GmbH	Switzerland	Ordinary Shares CHF100.00	Sale and support of software	77
168	Trilead GmbH	Switzerland	Ordinary Shares CHF100.00	Sale and support of software	78
169	Interwoven, Inc., Taiwan Branch	Taiwan	Branch	Sale and support of software	79
170	Micro Focus Taiwan Co. Ltd (formerly Novell (Taiwan) Co., Ltd.)	Taiwan	Ordinary Shares NT$10.00	Sale and support of software	80
171	Micro Focus Enterprise Tunisia SARL	Tunisia	Ordinary Shares TND10.00	Sale and support of software	81
172	Atarlabs Bilişim Anonim Şirketi	Turkey	Group A Shares TRY1.0	Development and support of software	82
173	Micro Focus Teknoloji Çözümleri Limited Şirketi	Turkey	Ordinary Shares TRY25.00	Sale and support of software	83
174	Micro Focus Ukraine, LLC (formerly Serena Software Ukraine LLC)	Ukraine	Interest in Capital	Sale and support of software	84
175	Entco International SARL-Abu Dhabi - Branch	United Arab Emirates	Branch	Sale and support of software	85
176	Entco International SARL-Jebel Ali Free Zone - Branch	United Arab Emirates	Branch	Sale and support of software	86
177	Entco Software Services Middle East FZ-LLC	United Arab Emirates	Ordinary Shares AED1,000.00	Sale and support of software	87
178	Attachmate Sales UK Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	88
179	Autonomy Systems Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	89
180	Borland (Holding) UK Ltd	United Kingdom	Ordinary Shares £1.00	Dormant	88
181	Borland (UK) Limited	United Kingdom	Ordinary Shares £1.00	Dormant	88
182	Entcorp Marigalante UK Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	89

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
183	Longsand Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	89
184	Merant Holdings	United Kingdom	Ordinary Shares £1.00	Holding Company	88
185	Micro Focus (IP) Holdings Limited	United Kingdom	Ordinary Shares US$1.00	Dormant	88
186	Micro Focus (IP) Ltd	United Kingdom	Ordinary Shares £1.00	Holding Company	88
187	Micro Focus (US) Holdings	United Kingdom	Ordinary Shares US$1.00	Holding Company	88
188	Micro Focus CHC Limited	United Kingdom	Ordinary Shares US$0.01 Redeemable Preference Shares US$1.00 C Preference Shares US$1.00	Holding Company	88
189	Micro Focus Foreign HoldCo Ltd	United Kingdom	Ordinary Shares £1.00	Holding Company	89
190	Micro Focus Global Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	88
191	Micro Focus Group Limited	United Kingdom	Ordinary Shares £1.00	Holding Company	88
192	Micro Focus Holdings Unlimited	United Kingdom	Ordinary Shares £0.01	Holding Company	88
193	Micro Focus Integration Holdings Limited	United Kingdom	Ordinary Shares US$1.00	In liquidation	88
194	Micro Focus Integration Limited	United Kingdom	Ordinary Shares US$1.00	Sale and support of software	88
195	Micro Focus IP Development Limited	United Kingdom	Ordinary Shares US$1.00	Development and support of software	88
196	Micro Focus Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	88
197	Micro Focus MHC Limited	United Kingdom	A Ordinary Shares £0.00001 B Ordinary Shares £0.00001	Holding Company	88
198	Micro Focus Midco Holdings Limited	United Kingdom	Ordinary Shares US$0.01	Holding Company	88
199	Micro Focus Midco Limited	United Kingdom	Ordinary Shares US$0.0001	Holding Company	88
200	Micro Focus Situla Holding Ltd	United Kingdom	Ordinary Shares £1.00	Holding Company	89
201	Micro Focus Software (IP) Holdings Limited	United Kingdom	Ordinary Shares US$0.01 Preferred Shares US$1.00	Holding Company	88
202	Micro Focus Software Holdings Ltd	United Kingdom	Ordinary Shares £1.00	Sale and support of software	88
203	Micro Focus Software UK Ltd	United Kingdom	Ordinary Shares £1.00	Sale and support of software	89

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
204	Micro Focus UK Limited	United Kingdom	Ordinary Shares £1.00	Dormant	88
205	NetIQ Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	88
206	Serena Holdings	United Kingdom	Ordinary Shares US$1.00	Holding Company	88
207	Serena Software Europe Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	88
208	Attachmate Corporation	United States	Common Stock US$0.01	Development and support of software	90
209	Borland Corporation	United States	Common Stock US$0.01	Holding Company	91
210	Borland Software Corporation	United States	Common Stock US$0.01	Development and support of software	91
211	Borland Technology Corporation	United States	Common Stock US$0.01	Dormant	91
212	Entco Delaware LLC	United States	Interest in Capital	Sale and support of software	91
213	Entco, LLC	United States	Interest in Capital	Sale and support of software	91
214	GWAVA Technologies Inc.	United States	Common Stock of US$1.00	Sale and support of software	91
215	MA FinanceCo., LLC	United States	Membership Units	Holding Company	91
216	Marcel Holdings LLC	United States	Limited Liability Company Interest US$1.00	Sale and support of software	91
217	Micro Focus (US) Group, Inc	United States	Common Stock US$0.01	Holding Company	91
218	Micro Focus (US) International Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	91
219	Micro Focus (US), Inc.	United States	Common Stock US$0.01	Development and support of software	91
220	Micro Focus Brazil Holdings LLC	United States	Interest in Capital	Holding Company	91
221	Micro Focus Government Solutions LLC	United States	Interest in Capital	Sale and support of software	91
222	Micro Focus LLC	United States	Limited Liability Company Interests	Sale and support of software	91
223	Micro Focus Software Inc.	United States	Voting Common Stock US$0.01 Non-voting Common Stock US$0.01	Development and support of software	91
224	NetIQ Corporation	United States	Common Stock US$0.001	Development and support of software	91

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries
225	Novell Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	91
226	Novell International Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	91
227	Seattle SpinCo, Inc.	United States	Class A Common Stock US$0.01 Class B Common Stock US$0.01	Holding Company	91
228	Serena Software, Inc.	United States	Common Stock US$0.01	Holding Company	91
229	Stratify, Inc.	United States	Common Stock US$0.001	Sale and support of software	91
230	The Attachmate Group, Inc.	United States	Common Stock US$0.001	Holding Company	91
231	Vertica Systems, LLC	United States	Limited Liability Company Interests	Sale and support of software	91

1 The Group has a 100% equity ownership interest in each of the subsidiary undertakings.

2. The ultimate parent company is Micro Focus International plc (the “Company”). The Company has a direct interest in Micro Focus Midco Holdings Limited and an indirect interest in all of the other related undertakings. The Company has an effective interest of 100% in all of the related undertakings listed in the table.

The financial results of all of the related undertakings listed above are included in the Group’s consolidated financial statements. None of the related undertakings holds any shares in the Company.

For each of the subsidiaries listed above, the registered office or, in the case of undertakings other than subsidiaries, the principal place of business is as follows:

Registered office addresses:

Number	Address
1	Level 8, 76 Berry Street, North Sydney, NSW 2060, Australia
2	Donau Centre, Hauptstrasse 4-10, Linz, 4040, Austria
3	Officenter, Luchthavenlaan 27, 1800 Vilvoorde, Belgium
4	EU Parliament, 4th Floor, 37 De Meeussquare, Brussels, 1000, Belgium
5	Rua Joaquim Floriano, 466-12 Andar, Saõ Paulo, CEP 04534-002, Brazil
6	Avenida das Nações Unidas, nº 12.901, conjunto 2302, sala 72, Itaim Bibi, São Paulo, CEP 04578-000, Brazil
7	Estera Corporate Services (BVI) Limited, Jayla Place Wickhams Cay 1, Road Town, Tortola, Virgin Islands, British
8	76A James Bourchier Blvd, Lozenetz, Sofia, 1407, Bulgaria
9	200-204 Lambert Street, Whitehorse, Y1A 3T2, Canada
10	250 Howe Street, Suite 1400-C, Vancouver, BC V6C 3S7, Canada
11	Suite 1700, Park Place, 666 Burrard Street, Vancouver BC V6C 2X8, Canada
12	4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary, Alberta T2P 5C5, Canada
13	Cogswell Tower, 2000 Barrington Street, Suite 1101-C., Halifax NS B3J 3K1, Canada
14	Estera Trust (Cayman) Limited, PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman, KY1-1108, Cayman Islands
15	Unit 601, Block A, Yuanyang International Center, Building 56, Dong Si Huan Zhong Dong Road, Beijing, Chaoyang District, China
16	Floor 2, Building 1, No. 799 Naxian Road, Pilot Free Trade Zone, Shanghai, China
17	8 Guangshun Avenue South, B01, 3F, Building 1, Chaoyang District, China
18	No. 209, Chuangxin Plaza, No. 5 Keyuanyi Road, Jiulongpo District, Chongqing, China
19	14/F, Office 1436, Times Financial Center, 4001 Shennan Avenue, Futian District, Shenzhen, Guangdong, 518046, China
20	1807-1811, 18th Floor, Kechuang Building, interchange of Yingxiong Mountain Road and 2nd Ring South Rd, Shizhong District, Jinan, Shangdong, China
21	Room 810, 8 /F, Tower B, No.8 Century Avenue, Shanghai Pilot Free Trade Zone, China
22	Unit 04, B01, 3rd Floor, 101 1st Floor, No.1 building, No.8 Yard Guangshun South Avenue, Chaoyang District, Beijing, China
23	San José, Cantón Montes de Oca, Distrito San Pedro, cincuenta metros al sur del Restaurante Le Chandelier, Edificio Blanco, Costa Rica
24	54 Digeni Akrita, Akritas 2nd Floor, Office 201-202, PC 1061, Nicosia, Cyprus
25	Za Brumlovkou 1559/5, Michle, Prague, 140 00, Czech Republic
26	Borupvang 3, 2750, Ballerup, Denmark
27	Accountor Turku Oy, Yliopistonkatu 34,5 krs, Turku FI-20100
28	Tour Atlantique, La Défense 9, 1 Place de la Pyramide, La Défense, Cedex, Paris, 92911, France

Consolidated financial statements and notes
Notes to the consolidated financial statements

35 Related undertakings continued

Registered office addresses continued

Number	Address
29	Tour Carpe Diem, 31 Place des Corolles, 92400, Courbevoie, France
30	Herrenberger Strasse 140, 71034, Böblinge, Germany
31	Von-Braun-Strabe 38a, 48683 Ahaus, Germany
32	Nöerdlicher Zubringer 9-11, 40470 Düsseldorf, Germany
33	21st floor, Henley Building, 5 Queen’s Road Central, Hong Kong
34	19th Floor, Cityplaza One, 1111 King’s Road, Taikoo Shing, Hong Kong
35	4th Floor, Laurel Building “A” Block, Bagmane Tech Park, Survey no.65/2, C.V.Raman Nagar, Byrasandra Village, KR Pura Hobli, Bangalore South Taluk, Bengaluru-560093, India
36	Laurel, Block D, 65/2, Bagmane Tech Park, C.V. Raman Nagar, Byrasasdraa Post, Bangalore 560093, India
37	4th Floor, Bagmane Tech Park, Olympia Building Survey Nos. 66/1, 66/66-1 & 66/1-3, CV Raman Nagar, Bangalore, 560093, India
38	602 MMTC House C-22 Bandra Kurla Complex Bandra East, Mumbai, MH 400051, India
39	66/1, 6th Floor, Olympia Building, Bagmane Tech Park, Byrasandra, C V Raman Nagar, Bangalore, Karnataka, 560093, India
40	Leela Galleria, 1st Floor, Andheri Kurla Road, Andheri(East), Mumbai - 400059, Maharashtra, India
41	Block A, Ballybrit Business Park, Ballybane Road, Galway, H01 WP08, Ireland
42	One Spencer Dock, North Wall Quay, Dublin 1, Ireland
43	Corrig Court, Corrig Road, Sandyford Industrial Estate, Sandyford, Dublin 18, Ireland
44	5 Altalef St., Yahud, Israel
45	Matam Advanced Tech Center, Building 5/1, Haifa, 31 905, Israel
46	Scientific Industries Center, Haifa, 33263, Israel
47	17 Hatidhar St., Raannana, 43665, Israel
48	Via Filippo Turati 8, 20121, Milan, Italy
49	Viale Sarca 235, 20126, Milan, Italy
50	Via Santa - Maria alla Porta n.9, 20123, Milan, Italy
51	No. 8 Center Plaza Bldg, 5F, 1-10-16 Horidomecho Nihonbashi, Chuo-ku, Tokyo 103-0012, Japan
52	Midtown Tower 19F, 9-7-1 Akasaka, Minato-ku, Tokyo, 107-6219, Japan
53	20, rue des Peupliers, L-2328 Luxembourg, Luxembourg
54	15, Boulevard F.W. Raiffeisen, L - 2411, Luxembourg
55	Level 11 , 1 Sentral, Jalan Rakyat, Kuala Lumpur Sentral, 50470 59200 Kuala Lumpur, Malaysia
56	Unit 501 Level 5 Uptown 1, 1 Jalan SS2, Selangor Darul Ehsan, Malaysia
57	Av. Periférico Sur 6751, Col. Toluquilla, Municipio Tlaquepaque, Jalisco, CP 45610, Mexico
58	Van Deventerlaan 31-51, 3528 AG Utrecht, The Netherlands
59	Level 26, PWC Tower, 15 Customs Street West, Auckland, 1010, New Zealand
60	7th Floor, Dronning Eufemias Gate 16, 0191 Oslo, Norway
61	2/F Three World Square, Upper Mckinley Road, Taguig City, Philippines
62	Centrum Biurowe Globis, Powstańców Śląskich 7A, 53-332, Wrocław, Poland
63	Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca, Torre G, 1.º, 1600-209 Lisbon, Portugal
64	110 Highway North Km. 28, Bldg. #1, Aguadilla, 00603, Puerto Rico
65	350 Chardon Avenue, Chardon Tower, Suite 801, San Juan, 00918, Puerto Rico
66	2nd District, 3 George Constantinescu Street, BOC Office Building, Bucharest, Romania
67	Leningradskoye shosse 16 A, Building 3, floor 10, premise XV, room 16, 125171, Moscow, Russian Federation
68	Regus Al-Nakheel Centre, Nimr Building A (1st Floor), 5176 Al-Imam Saud Ibn Abdul Aziz Road, Al Nakheel District, Saudi Arabia
69	#12-04/06, 1 Harbourfront Place, Harbourfront Tower 1, 098633, Singapore
70	450 Alexandra Road, Singapore 119960, Singapore
71	78 Sophia Street, Fairland, 2195, South Africa
72	Morning View Office Park 255 Rivonia Road, Morningside, South Africa
73	Yeoidodong, SK Building, 15F, 31 Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea
74	Torre Espacio, Planta 16, Paseo de la Castellana, 259D, 28046 Madrid, Spain
75	Kronborgsgränd 1, 164 46 Kista, Stockholm, Sweden
76	Chemin Jean-Baptiste Vandelle 3A, 1290 Versoix, Switzerland
77	Wallisellen Business Park, Offices 201-204, Richtistrasse 7, 8304, Wallisellen, Switzerland
78	C/O Centralis Switzerland GmbH, Bahnhofstrasse 10, 6300 Zug, Switzerland
79	10F.-1 No.66, Jing Mao 2nd Road, Nangang Distric, Taipei City, 115, Taiwan
80	9F No 200, Sec. 1, Keelung Road, Xinyl Dist, Taipei City 110, Taiwan
81	ZI Chotrana, Technopole El Ghazala, Lot No 45, Ariana, 2088, Tunisia
82	Üniversiteler Mahallesi 1605 Cad. No: 3A, Çankaya, Ankara, Turkey
83	AND Plaza Kozyatağa İçerenköy Mahallesi Umut Sk. 10/12, Kat: 16 34752 Ataşehir/İstanbul, Turkey
84	13 Pimonenko str., building 1, Office 1B/22, Kiev 04050, Ukraine
85	Al Hilal Building, Al Falah Road, Office 318, Abu Dhabi, United Arab Emirates
86	JAFZA One building, Unit No. AB 1005, Jebel Ali Free Zone, Dubai, United Arab Emirates
87	1204 - 1205, Floor 12 Al Shatha Tower, Dubai, United Arab Emirates
88	The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom
89	Cain Road, Amen Corner, Bracknell, Berkshire, RG12 1HN, United Kingdom
90	C T Corporation System, 711 Capitol Way S, Suite 204, Olympia 98501, United States
91	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE19801, USA