Form 20-F
period 2021-10-31
MICRO FOCUS INTERNATIONAL PLC
filed 2022-02-25
CIK 1359711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

or
☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the 12 months ended October 31, 2021

or
☐	Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

or
☐	Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-38187

Micro Focus International plc

The Lawn
22-30 OLD BATH ROAD
Newbury
Berkshire RG14 1QN
United Kingdom
Suzanne Chase
Group Company Secretary & Head of Assurance
c/o Micro Focus International plc
The Lawn, 20-30 Old Bath Road
Newbury, Berkshire RG14 1QN
GB
Tel: +44 1635 565 200
Email: company.secretary@microfocus.com
Jurisdiction of incorporation or organization:
United Kingdom

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

As of October 31, 2021 92,985,425 American Depository Shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b) by the registered public accounting firm that prepared or issued its audit report ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Audited financial information presented in this Annual Report on Form 20-F is for the year ended October 31, 2021 and the comparative years ended October 31, 2020 and 2019.

Cautionary statement on forward looking statements

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements”, which reflect our current view with respect to future events and financial results.

These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, “could”, “plans” or “should” or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements are made by the directors in good faith based on the information available to them at the time of their approval of this Annual Report on Form 20-F. Except as required by law or regulation, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

These risks include, but are not limited to, risks and uncertainties regarding:

•
our ability to develop products and services that satisfy the needs of our customers, including, but not limited to, customer needs for development and deployment applications, web-enabled services, application migration services from mainframe environments and/or the continued use and necessity of the mainframe for business critical applications;

•	the effectiveness of our sales force and distribution channels;

•	competition or changes in growth rates in the markets in which we operate;

•	our ability to attract and retain sufficiently qualified management and key employees;

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

•
our ability to comply with national and regional laws and regulations, including those that relate to ESG matters (such as the Task Force on Climate-related Financial Disclosure (“TCFD”) requirements) across the various jurisdictions in which the Group operates;

•	our dependence on intellectual property, our ability to protect intellectual property and third-party claims of infringement on intellectual property;

•	our ability to comply with the covenants under our Credit Facilities (see note 18 “Borrowings” of the Consolidated financial statements in Item 18);

•	restrictions on our ability to secure additional financing or refinance our existing financing;

•	our exposure to fluctuations in currency exchange rates and interest rates, which could affect our variable rate indebtedness;

•	the possibility of being required, in certain circumstances, to make tax indemnification payments to the former owner of the HPE Software business;

•	the impact of future changes to, or interpretations of, US and non-US tax laws;

•	Our exposure to prevailing macro-economic trends, including inflation;

•	Our exposure to political developments in the United Kingdom, United States or other jurisdictions in which the Group operates;

•	Our exposure to the practical and macro-economic impacts of COVID-19 and its variants;

•	our ability to protect the personal information of our customers and employees;

•	our ability to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting;

•	a cybersecurity attack or breach, or cybersecurity vulnerabilities in our products, infrastructure, or services, or economic espionage could result in significant legal and financial exposure; and

•	our ability to manage the risks involved in the foregoing.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report on Form 20-F might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward- looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document.

PART I

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

Item 3.B	Capitalization and indebtedness

Not applicable.

Item 3.C	Reasons for the offer and use of proceeds

Not applicable.

Item 3.D	Risk factors.

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

Principal risks and uncertainties
In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. This includes any new, emerging or continuing direct or indirect risks posed by COVID-19. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its RMF, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties, potential impacts and mitigations that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

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

Employees and culture

Principal risk description
The recruitment and retention of highly skilled and motivated employees at all levels of the Group is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives and a well communicated vision and set of values for the Group to achieve high levels of employee engagement and a common sense of corporate purpose among the workforce. There is significant attrition in the marketplace, with the rise of flexible working arrangements, changing employee/candidate work-life priorities combined with industry-wide changes in the nature of the hiring market which has increased the risk across all competencies of attracting and retaining talent.

Potential impact
Failure to attract, develop and retain skill sets, particularly in sales and research & development, may hinder the Group’s sales and development plans. Talent market conditions could lead to further attrition and result in difficulties in meeting talent demands. Weak employee engagement, organizational alignment and inadequate incentivization may lead to poor performance and instability. It could also have an adverse impact on the realization of transformation aims and strategic plans.

IT systems and information

Principal risk description
The Group’s operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. The Group now operates on a single enterprise platform for its core business processes. The achievement of this milestone has decreased the net risk exposure and set the platform for further operational simplification and decommissioning.

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

Legal and regulatory compliance

Principal risk description
The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations, including those that relate to ESG matters, such as Task Force on Climate-related Disclosure (“TCFD”) requirements, is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and disposals over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients. This risk was increased in the prior period due to the variety COVID-19 restrictions in place across regions in which the Group operates and the heightened complexity this posed to securing personal and/or sensitive information, particularly in work-from-home settings. This level of risk has continued to apply during the period.

Potential impact
Failure to comply could result in civil or criminal sanctions (including personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

Intellectual property (“IP”)

Principal risk description
The Group is dependent upon its IP and its rights to such IP may be challenged or infringed by others or otherwise prove insufficient to protect its business. The Group’s products and services depend in part on IP and technology licensed from third parties. Third party claims of IP infringement against the Group may disrupt its ability to sell its products and services. Defending and/or resolving such claims may cause the Group to incur substantial expense (please refer to note 4 “exceptional items” of the Consolidated financial statements in Item 18 for details of patent infringement case). The Group has increased its assessment of the risk in view of indications of increasing litigation activity from non-practicing patent entities.

Potential impact This IP risk could adversely affect the ability of the Group to compete in the marketplace and affect the Group’s revenue and reputation.

Treasury

Principal risk description
The Group’s operational and financial flexibility may be restricted by its level of liquidity, indebtedness and covenants. Financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements. Please refer to note 24 “Financial risk management and financial instruments” of the Consolidated financial statements in Item 18 for details on the IBOR transition.

The Group targets a Net debt[1] to Adjusted EBITDA[2] ratio of three times in the medium term and may require additional debt funding in order to execute its strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group operates across a number of jurisdictions and so is exposed to currency fluctuations.

[1] Net Debt is defined as cash and cash equivalents less borrowings and lease obligations (including lease obligations classified as current liabilities held for sale).
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

International tax rules continue to develop at each of the OECD, EU and national levels and the pace of change may increase in the short-term in particular as a result of recent announcements in the US and at the OECD level. The impact of COVID-19 is also expected to drive further changes in approaches taken by individual country tax authorities. Future changes to tax laws could adversely affect the Group across the territories in which it operates.

As a result of the HPE Software business merger, the Group may be required under the Tax Matters Agreement entered into with HPE (the “TMA”) to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of the HPE Software business from HPE.

Potential impact
Tax liabilities in the territories in which the Group operates could increase as a result of either challenges of existing positions by tax authorities or future changes in tax law. Specifically, given the substantial operations in the US any changes in tax policy in the US could have a significant impact on the Group. Furthermore, if the Group is required to make indemnification payments to HPE under the TMA, these could be substantial.

Macro-economic environment, political unrest and pandemics

Principal risk description
The Group’s businesses may be subject to inherent risks arising from the general and sector specific economic, public health, pandemics and political conditions, including as a result of any pandemics or natural disasters, in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, United States or other jurisdictions in which the Group operates, could have an adverse effect on the Group. Further deterioration of the macro environment, including inflation, could result in more conservatism and longer decision-making cycles within the Group’s customer base.

Potential Impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.

COVID-19

Principal risk description
The Group, like all businesses continues to navigate through a period of disruption, as it has responded to the practical and macro-economic impacts of COVID-19. COVID-19 still presents fast moving, and in some areas unpredictable, direct and indirect risks to the Group’s businesses. The Group may be subject to inherent risks arising from the continuation of the on-going COVID-19 pandemic, including the emergence of virus variants.

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

Potential impact
Failure to discover and address any material weaknesses or deficiencies in the Group’s internal controls over financial reporting could result in material misstatement in the Group’s financial statements and impair the Group’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at October 31, 2021, management identified a material weakness in the Group’s internal controls over financial reporting where there was insufficient time to allow ITGCs and related business controls to operate effectively by October 31, 2021 following the migration to the new enterprise-wide application platform in July, which included business controls and ITGCs.  Please refer Item 15.A to D. Although the Group continues to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Item 4	Information on the Company

Item 4.A	History and development of the company.

Overview

Micro Focus International plc (“Micro Focus”) is a global enterprise software business delivering value to tens of thousands of customers. Micro Focus helps organizations run and transform their business. Driven by customer-centric innovation, Micro Focus software provides the critical tools customers need to build, operate, secure and analyze the enterprise.

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

Our website – www.microfocus.com

The Micro Focus Group, headquartered in Newbury, U.K., is a global enterprise software company. The registered office of the Company is The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (Tel: +44 1635 565200). Its solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times.

Micro Focus was founded in 1976 and in 1981 it became the first company to win the Queen’s Award for Industry purely for developing a software product. The product was CIS COBOL, a standard-compliant COBOL implementation for microcomputers. The Micro Focus Product Portfolio now extends to almost 300 products.

Micro Focus International plc is listed on the London Stock Exchange and is a member of the FTSE 250 index. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

As of February 24, 2022 (the latest practicable date prior to the date of this Annual Report on Form 20-F), Micro Focus had a market capitalization of £1.3 billion ($1.7 billion).

Micro Focus has more than 40 years of experience in delivering proven, scalable and robust solutions.

Acquisitions and Investments
This Annual Report covers the year ended October 31, 2021 with the comparative periods being the years ended October 31, 2020 and 2019.

Subsequent to October 31, 2021 on 3 November 2021, the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the “Digital Safe business”) to Smarsh Inc., for a total cash consideration of $375m (subject to customary completion accounts adjustments based on net debt and working capital) which was paid in full on completion of the transaction on January 31, 2022.

Details of the disposal of the Digital Safe business are included in note 30 “Discontinued operations and Assets held for sale” and details of the business combinations including the transaction to acquire Full 360 and Streamworx and additional transactions in the year ended October 31, 2020 and the year ended October 31, 2019 are included in note 31 “Acquisitions” respectively of the Consolidated financial statements in Item 18.

Item 4.B	Business overview

Item 4.B.1

Who we are

We supply sector-agnostic products across multiple markets that are focused on digital transformation. We have tens of thousands of customers, including many of the largest companies in the world.

Our broad set of technology for security, IT operations, application delivery, governance, modernization, and analytics provides the innovative solutions that the world’s largest organizations need to run and transform concurrently.

Helping customers run and transform
To deliver on the promise of digital transformation customers need to balance the often conflicting challenges of running and transforming their businesses simultaneously.

This requires finding the right balance between cost, risk, and agility. We help them do that by focusing on four key outcomes which customers are striving to achieve: accelerate application delivery, simplify IT transformation, strengthen Cyber reslilence and analyze data in time to act.

Combining decades of technical expertise with a unique approach to innovation we create new and better solutions to help our customers thrive with ever-evolving technologies.

Our portfolio and product groups
Micro Focus has a broad and diverse portfolio of products which are organized into five product groups with each group containing multiple products that operate at the varying stages of the continuum from stable/declining (0% or less growth) to high growth (11 to 20% growth).

•	Application Modernization & Connectivity (“AMC”)
AMC solutions help customers unlock the value from core business applications through the provision of innovative solution for modernization which enable a transformational journey to deliver ongoing value and greater flexibility from longstanding IT investments, on or off the mainframe.

•	Application Delivery Management (“ADM”)
ADM solutions help customers increase velocity, remove bottlenecks and deliver high-performing applications to better support their digital business. Combined, these solutions increase stakeholder alignment and the delivery of value, while liberating resources to release faster without compromising quality.

•	IT Operations Management (“ITOM”)
ITOM Solutions simplify the complexity of IT operations. Powered by built-in analytics, they help business users easily engage with IT through Enterprise Service Management, deliver Full-Stack AIOps for service assurance, automate the service fulfilment life cycle, and strengthen IT service governance.

•	CyberRes (previously Security)
Comprehensive security solutions help enterprises create cyber resilience through detecting threats, securing data and applications, and protecting identities – enabling customers to adapt and evolve for the future. Artificial Intelligence, machine learning and behavioral analytics capabilities enable this to be done and enterprise scale.

•	Information Management & Governance (“IM&G”)
IM&G solutions help customers analyze, understand, and control data – to derive value and manage enterprise risk. Efficient compliance, governance, customer behavior, and IOT analytics are representative use cases.

During the year ended October 31, 2019 the Group completed the separation and sale of the SUSE business. SUSE provided and supported enterprise-grade Open Source software defined infrastructure solutions and Linux. SUSE is presented as a discontinued operation in all periods reported elsewhere in this Annual Report on Form 20-F. Commentary in this Annual Report on Form 20-F is in relation to the Micro Focus Product Portfolio, and does not include SUSE.

Product developments
In the year ended October 31, 2021 we have delivered significant new innovation through Licence, SaaS and subscription offerings to enable customers to consume it more effectively and quickly.

Key examples of progress include: the removal of dependencies on third-party products embedded in the core of some of our key solutions, the delivery of comprehensive artificial intelligence, machine learning and analytics capabilities in every portfolio, and the work to rearchitect many of our products to support new cloud and hybrid deployment options. Within each portfolio we have introduced new SaaS offerings, improved the existing SaaS offerings and invested significantly in our SaaS delivery infrastructure.

Overall, we exited the year with improved competitive positioning, with highlights by portfolio including:

-	IMG: new unified SaaS offering, Vertica Accelerator, delivers high performance and scalable analytics as well as end-to-end, in-database machine learning.

-
ITOM: released OPTIC (Operations Platform for Transformation, Intelligence and Cloud), empowering IT operations with built-in, unlimited-use intelligence at the core and the ability to optimize the cloud. Additionally, revitalized roadmaps to focus on the delivery of artificial intelligence and SaaS capabilities.

-	ADM: delivered material improvements to our SaaS offerings, launching a number of native cloud solutions;

-	AMC: made continued progress with our AWS relationship and are a strategic partner enabling their new AWS Mainframe Modernization service.

-
CyberRes: in data security integration with Amazon Macie provides a new and unique solution to allow AWS customers to automate data-centric protection onto data discovery, classification, and remediation processes. New SaaS capabilities in Identity Management enable customers to exploit new use cases and advanced analytics enable threat detection and remediation at scale with ArcSight.

Item 4.B.2 Principal markets

Details of the principal markets in which the Group operates including a breakdown of revenue by activity and geographic market is disclosed in note 2 “Supplementary Information” of the Consolidated financial statements in Item 18.

Our markets
Today’s technology landscape
Digital transformation has been at the top of virtually every organization’s list of objectives for several years. Often, it represents a foundational program of technology change to underpin a significant business change.

Leveraging enterprise technology to embrace organizational change is not a new phenomenon. However, few will argue that the recent past has been a uniquely difficult period. Significant changes to customer behavior, staff locations, supply chains, technology strategies, and market trends have introduced tremendously diverse, time-critical requirements on the IT organization. Many consider the last two years to be the most dramatic chapter yet in the digital transformation era.

Change often necessitates investment. Rather than tapering off after enterprises reacted to the challenges presented by the pandemic, spending on solutions in the digital transformation space is expected to continue to increase at a solid pace. “From 2021 through 2024, IDC forecasts $7.8 trillion of direct digital transformation (DX) investments across services, hardware, and software; growing at a 16.4% compound annual growth rate (“CAGR”) vs (0.1%) CAGR reduction for non-DX investments over the same timeframe,” according to Shawn Fitzgerald, Research Director, Worldwide Digital Transformation Strategies.

Major investment in change also carries significant business risk. It is difficult to switch from what’s tried-and-true to new technology when it could significantly disrupt the flow of everyday business. Still, organizations need a way to enhance the customer experience, accelerate new business models, and foster rapid growth. They just want certainty before they press the “go” button.

In the end, IT leaders must find a strategy that allows them to continue to invest in digital transformation, while still protect existing operations that are already under significant strain. Enterprises need to be in it for now and for the future. A successful transformation strategy is more imperative than ever before.

This is our customers’ digital dilemma – how to run and transform their business at the same time so they can achieve the critical elements of a successful digital transformation program. Micro Focus helps organizations simultaneously manage both the existing operational landscape, and emerging technology and innovation requirements of the future.

Digital transformation
Digital transformation touches virtually every corner of the organization, and technology priorities often vary among numerous stakeholders. We find there are four key outcomes that our customers demand.

•	Accelerate Application Delivery
Customers can employ Agile and DevOps practices supported by value stream management capabilities to sustain delivery velocity requirements as operations run.

At the same time, they can create digital value – from strategy through release – as they transform using AI and machine learning to deliver high-quality applications at scale.

•	Simplify IT Transformation
Customers can simplify the complexity of running a mix of traditional and cloud services by taking a Digital Factory approach to running today.

With a unified platform for IT operations, they can integrate or replace incompatible tools collected over decades – freeing up resources and accelerating transformation.

•	Strengthen Cyber Resilience
Customers can protect what matters most by detecting threat actors, responding to advanced threats, and recovering from an attack, as their operations run today.

Then they can evolve at the speed of change using security analytics for hybrid environments to help their organization transform.

•	Analyze Data in Time to Act
Customers can unify their analytics today, without moving their data to one place so they can run their analytics practice more efficiently.

As they transform their organization to grow, they can ensure they’re able to support more users and greater data volumes with the highest performance at scale for accurate and actionable predictive insights.

Item 4.B.3	Seasonality

Micro Focus’ quarterly revenues have historically been affected by a variety of factors typical of the seasonality of an enterprise software business with a licence fee model and the industry in which it operates.

The operating margins of the Group are generally affected by seasonal factors in a similar manner because the Group has largely fixed costs which remain consistent throughout the year. Micro Focus believes that this trend will continue in the future and that its total revenue will continue to peak in the fourth fiscal quarter of each year.

Item 4.B.4	Raw Material

Not applicable

Item 4.B.5

Go-To-Market
We have restructured our Go-to-Market teams, moving from three distinct geographic organizations to one consistent global approach. This is enabling us to build deeper, more specialist skills that are better aligned by product portfolio. This is underpinned by a management system aimed at ensuring improved consistency of execution and accountability, supported by a single set of sales tools and improved data accuracy.

Whilst further improvements are required to achieve the levels of productivity and effectiveness we believe possible, the foundations are now in place to support delivery of this goal.

Additionally, we have invested in building a dedicated customer success team and increased the number of specialist resources within our Maintenance Renewals and Professional Services teams. These actions are intended to help accelerate customer adoption of the product innovation and improvements delivered in the past year and planned for this year. Compared to 12 months ago each of our product portfolios is better positioned competitively and better aligned to the growth opportunities that exist in the marketplace.

Partners
Our global network of more than 7,500 authorized partners is at the heart of what makes Micro Focus successful. Ensuring the highest level of customer satisfaction depends on exceptional product and solution implementation together with the exclusive skills and knowledge that our partners deliver. In 2021 we were recognized for the third consecutive year with a 5-star rating in the CRN Partner Program Guide.

When you consider all of the people, processes, and technology needed to run and transform an enterprise, very few organizations have all of the in-house resources and knowledge required to achieve their goals. Our extensive and strong partner network allows our customers to access the very specific skills and specialisms needed to fill any internal gaps they might encounter, no matter the industry or vertical, wherever they may be around the world. It also allows them to access flexible delivery and consumption models. Whether customers are looking for on-premise, hybrid, or SaaS implementations, our partners can deliver the scenario that works best.

Most of all, our partners inspire confidence and trust in Micro Focus products and services. Our partners have the expertise our customers need to solve their digital dilemmas – running their businesses today and transforming them for tomorrow’s opportunities.

Product groups
Our product groups operate in highly competitive markets with often specific challenges and opportunities. By moving to this product group operating model (see Item 5.D) we aim to enable more agility and effective execution within each product group in responding to these challenges and opportunities.

As a result, this will improve our ability to deliver innovation into the hands of customers.

During the year ended October 31, 2021 we made good progress in repositioning our product portfolio and changing our Go-to-Market approach (see above); the next phase is to evolve our business model to be much more product portfolio-centric end-to-end.

The aim over the next two years is to align the Group by product portfolio, creating specialist and focused execution capability by Product Group. Better alignment, specialist skills and more focused execution will improve speed and agility in the market and better position our portfolios to succeed. The aim is to support these specialist units through centres of excellence as we aim to balance focus with delivery of economies of scale.

Item 4.B.6	Patents, licenses, industrial, commercial or financial contracts

With nearly 40% of our employee base dedicated to R&D, we were able to integrate the latest technology into more than 1,000 product releases in the year ended October 31, 2021. Details of the Groups key financial contracts are included in Items 5.B and 10.C.

Item 4.B.7

Not applicable

Item 4.B.8

Not applicable

Item 4.C	Organizational structure

The Group’s parent company is Micro Focus International Plc.

A full list of the Group’s subsidiaries can be found in note 34 “Related undertakings” of the Consolidated financial statements in Item 18.

Item 4.D	Property, plant and equipment.

The Group owns or leases a large number of properties, in over 40 countries worldwide. The Group’s headquarters are located at premises in Newbury, England and are owned by the Group. The Group has two individual leased properties which are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space.  The Group has recently concluded negotiations with the landlord for this facility for which the lease was set to end in 2024 to extend the lease term with a reduction in floor space in stages. In February 2022 an initial reduction to approximately 239,100 square feet, then from June 2024 to approximately 219,900 square feet with a further reduction in floor space from December 2024 to approximately 142,300 square feet. This new lease agreement expires in 2034, with an option to extend for a further three, five-year periods. The Group’s current annual rent under this lease is $8.7 million (2020: $8.4 million) and this will reduce as the floor space reduces to $5.3 million per annum in February 2022 and $3.6 million per annum from December 2024. Since March 1, 2019, part of the property has been sublet. Current annual sub-lease income is $1.1 million (2020: $1.1 million).  The second property is located in Santa Clara, California, where the Group currently leases approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further five-year period. The Group’s current annual rent under this lease is $4.9 million (2020: $4.7 million). The Group is currently not utilizing one and a half floors of this facility and the related right-of-use assets has been tested for impairment with a partial impairment recorded.

Further information on property, plant and equipment and leases is included under the headings:

•	“Property, plant and equipment” in note 12 of the Consolidated financial statements in Item 18;

•	“Leases” in note 19 of the Consolidated financial statements in Item 18.

As a result of the disposal of the Digital Safe business which completed on January 31, 2022 leases with right-of-use assets of $27 million will be sub leased to Smarsh Inc. from January 31, 2022.

Item 4A.	Unresolved Staff Comments

There are no unresolved written comments from the SEC staff regarding its periodic reports under the Exchange Act received more than 180 days before October 31, 2021.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of the Company and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of the Group for:

•	the year ended October 31, 2021, as compared to the year ended October 31, 2020, and
•	the year ended October 31, 2020, as compared to the year ended October 31, 2019.

The following discussion and analysis contains forward-looking statements. See “Risk Factors” in Item 3D on page 7 and “Cautionary Statement on Forward-Looking Statements’’ on page 5 in this Annual Report on Form 20-F for a discussion of the uncertainties, risks and assumptions associated with these statements. The following should be read in conjunction with the Group’s Consolidated financial statements and the notes thereto included in Item 18.

Item 5.A	Operating results

Business Overview

This Annual Report covers the year ended October 31, 2021 with the comparative periods being the years ended October 31, 2020 and 2019.

The discussions for the year ended October 31, 2020 as compared to the year ended October 31, 2019 can be found in Items 5.A of the Group’s Annual Report on Form 20-F for the year ended October 31, 2020 which is available at https://www.microfocus.com/media/investors-report/form-20-f-for-12-months-ending-the-31-october-2020-report.pdf and has been filed with the SEC.

As disclosed in item 4 subsequent to October 31, 2021 on November 3, 2021 the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the “Digital Safe business”) to Smarsh Inc., for a total cash consideration of $375m. During the year ended October 31, 2021 the Digital Safe business generated revenue of $108m which are reported in the IM&G product group and within SaaS and other recurring revenue. This disposal completed on January 31, 2022. Therefore, in the year ended October 31, 2022 results from the Digital Safe business will only be included, in continuing operations, from October 31, 2021 to the January 31, 2022 when the disposal completed.

On March 2, 2021, the Group signed a commercial agreement with Amazon Web Services (“AWS”) to accelerate the modernization of mainframe applications and workloads of large public and private enterprises to the AWS Cloud. This contract is expected to generate consulting revenue in the year ended October 31, 2022 and software revenue in the year ended October 31, 2023 and beyond. This revenue will be reported in the AMC product group.

Results of Operations
The results of operations should be read in conjunction with the Consolidated financial statements included under Item 18 in this Annual Report on Form 20-F. The Consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

All narrative within this report focuses on the continuing operations unless otherwise stated. All narrative is presented based on results using actual exchange rates unless stated. The impact of foreign currency fluctuations is shown on page 29 where revenue is presented at actual and constant currency.

The results of the discontinued operation relate to the disposal of SUSE, which was disposed in the year ended October 31, 2019, are shown as a single amount on the face of the Consolidated statement of comprehensive income in Item 18 comprising the post-tax profit or loss of the discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented in Item 18 including the discontinued operation. Results and cash flows of the discontinued operation for the two reported periods are shown in note 30 “Discontinued operation and assets held for sale” of the Consolidated financial statements in Item 18.

The amounts for the year ended October 31, 2021 and the comparative amounts for the year ended October 31, 2020 and 2019 exclude the discontinued SUSE business, disposed of in the 12-month period ended October 31, 2019, from individual line items presented;

	Year ended October 31, 2021	Year ended October 31, 2020	Period- on- period change	Year ended October 31, 2019	Period-on- period change
Continuing operations	$m	$m	%	$m	%
Revenue	2,899.9	3,001.0	(3.4)%	3,348.4	(10.4)%
Costs of sales	(776.3)	(702.7)	10.5%	(789.9)	(11.0)%
Gross profit	2,123.6	2,298.3	(7.6)%	2,558.5	(10.2)%
Selling and distribution expenses	(1,344.6)	(1,112.1)	20.9%	(1,224.8)	(9.2)%
Research and development expenses	(521.8)	(513.6)	1.6%	(491.2)	(4.6)%
Administrative expenses	(522.8)	(3,334.0)	(84.3)%	(620.8)	437.0%
Operating (loss)/profit*	(265.6)	(2,661.4)	90.0%	221.7	(1,300.5)%
Net finance costs	(252.2)	(279.0)	9.6%	(255.8)	(9.1)%
(Loss) before tax	(517.8)	(2,940.4)	82.4%	(34.1)	(8,522.9)%
Taxation	82.7	(34.2)	341.8%	16.0	(313.8)%
(Loss) from continuing operations	(435.1)	(2,974.6)	85.4%	(18.1)	(16,334.3)%
Profit from discontinued operation	10.7	5.1	109.8%	1,487.2	(99.7)%
(Loss)/profit for the period	(424.4)	(2,969.5)	85.7%	1,469.1	(302.1)%

* Exceptional items of $247.1 million have been recorded with operating (loss)/profit in the year ended October 31, 2021 (2020: $3,011.6 million; 2019: $294.2 million)

Revenue
In the year ended October 31, 2021, the Group generated revenue of $2,899.9 million, which represents a decrease of $101.1 million (3.4%) on the $3,001.0 million in year ended October 31, 2020.

	Year ended October 31, 2021	Year ended October 31, 2020	Period-on- period change	Year ended October 31, 2019	Period- on – period change
Continuing operations	$m	$m	%	$m	%
Licence	688.6	646.5	6.5%	800.0	(19.2)%
Maintenance	1,791.7	1,921.2	(6.7)%	2,057.6	(6.6)%
SaaS & other recurring	239.8	245.5	(2.3)%	279.7	(12.2)%
Consulting	179.8	188.4	(4.6)%	217.9	(13.5)%
Revenue before haircut	2,899.9	3,001.6	(3.4)%	3,355.2	(10.5)%
Deferred revenue haircut	-	(0.6)	100.0%	(6.8)	91.2%
Total Revenue	2,899.9	3,001.0	(3.4)%	3,348.4	(10.4)%

Revenue in the table above and the subsequent trends in this section are presented before the impact of the deferred revenue haircut, which represents the unwinding of a fair value adjustment to acquired deferred revenue.

Revenue by stream performance

Licence revenue grew by $42.1 million (6.5%) to $688.6 million in the year ended October 31, 2021 compared with $646.5 million in the year ended October 31, 2020.

Licence revenue, with growth of 6.5%, is underpinned by improvements in sales execution and the benefit of investments made in our portfolios as outlined in Item 4.B.

In particular (page 24):
•
Licence revenue in AMC increased by 12.0% in the year ended October 31, 2021. Growth in Licence revenue was underpinned by strong performance in mainframe modernization. No revenue has been recognized from the AWS contract in the year ended October 31, 2021.

•
Licence revenue in ADM increased by 4.0% in the year ended October 31, 2021. The Group has made good progress in the repositioning of our ADM portfolio, after performance in the year ended October 31, 2021 was below expectations. This has led to a small increase in licence revenue in the period.

•
Licence revenue in ITOM declined by 1.4% in the year ended October 31, 2021. This performance reflects a moderation in the rate of revenue decline compared to  the year ended October 31, 2020 but remains below our medium-term expectations for the product group.

•
Licence revenue in CyberRes increased by 7.3% in the year ended October 31, 2021. Investments made in this product portfolio have resulted in new offerings and significant enhancements to existing offerings yielding growth in Licence for the portfolio and growth in total revenue for two of the four sub-portfolios.

•
Licence revenue in IM&G increased by 17.3% in the year ended 31 October 31, 2021.This increase is primarily driven by growth in Vertica, the Group’s Big Data offering. In the fourth quarter, the Group launched Vertica Accelerator which is delivered in a subscription form as a managed service. The Group has made encouraging progress with this transition to subscriptions, with both bookings and new customers up substantially year-on-year.

Maintenance revenue decreased by $129.5 million (6.7%) to $1,791.7 million in the year ended October 31, 2021 compared with $1,921.2 million in the year ended October 31, 2020.

The maintenance decline in the current year is impacted by a reduction in Licence volume over multiple previous financial periods combined with elevated attrition rates in four sub-portfolios. This is a major area of management focus for, and over the past 18 months the Group has implemented material changes across these product portfolios driven by direct customer feedback and focused on improving the overall user experience. There have also been significant new capabilities introduced to expand cloud, artificial intelligence and analytics capabilities. In addition, multiple leadership changes have been made within underperforming portfolios and the compensation of sales leadership is now linked to customer retention. These actions were embedded in first half of the year ended October 31, 2021 and the operational metrics highlight early indications of improvement in the underlying renewal rates in the second half of the year ended October 31, 2021, however actions will take time to yield more material benefits.

The main movements at a portfolio level were (page 24):

•	Maintenance revenue in AMC declined by 1.8% in the year October 31, 2021. The year-on-year decline was impacted by licence performance in the year ended October 31, 2020;

•
Maintenance revenue in ADM declined by 7.0% in the year ended October 31, 2021. The maintenance performance in the period was driven by a weak licence performance in the year ended October 31, 2020 combined with an element of transitioning some customers to SaaS based solutions within our performance testing portfolio;

•
Maintenance revenue in ITOM declined by 9.2% in the year ended October 31, 2021. This performance reflects a moderation in the rate of revenue decline compared to the year ended October 31, 2020 but remains below our medium-term expectations for the product group. The improvements made to the product roadmaps and in refocusing resources are key to improving attrition in sub-portfolios which will impact overall performance if successful.

•
Maintenance revenue in CyberRes declined by 7.9% in the year ended 31 October 2021. This performance is driven by one single product portfolio where we witnessed elevated attrition rates. This product has had significant investment over the last 24 months resulting in material improvements to the underlying architecture and overall capabilities. It is now much better positioned competitively and we expect to drive a significant moderation in the overall rate of maintenance decline in the medium-term.

•	Maintenance revenue in IM&G declined by 4.7%. The decrease was partly driven by mix within the portfolio and weaker Licence performance in the prior year

The change in product mix combined with corrective actions explained in item 4.B.5 are intended to drive a moderation in the rate of maintenance decline as part of the overall revenue stabilization plans.

SaaS and other recurring revenue decreased by $5.7 million (2.3%) to $239.8 million in the year ended October 31, 2021 compared with $245.5 million in the year ended October 31, 2020.

As discussed above on November 3, 2021, the Group announced the sale of the Digital Safe business. Included within SaaS and other recurring revenue is $108.3 million of revenue for the Digital Safe business. The SaaS Digital Safe revenue declined approximately 8%. Excluding the Digital Safe business, SaaS revenue increased 3.1% year-on-year.

Consulting revenue decreased by $8.6 million (4.6%) to $179.8 million in the year ended October 31, 2021 compared with $188.4 million in the year ended October 31, 2020. The repositioning of this revenue stream is now complete and is now focused on improving return on investment to new and existing customers supporting new Licence and SaaS installations.

Revenue by product group performance

The Group has approximately 300 products reported under five product groups. Investment decisions are made at a granular level by product depending on their growth trajectories and the profile of markets they participate in and are intended to deliver the greatest return on investment. The nature of the software order cycle means that when considering underlying revenue trends, year-on-year growth rates by product group are not always indicative of an underlying trend and will be impacted by the timing of customer projects.

The table below presents the revenue performance by product group and revenue stream. The main movements in licence and maintenance revenue by product group are discussed in the Licence and Maintenance commentary above.

Year ended October 31, 2021:
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	$m	$m	$m	$m	$m
AMC	155.3	315.9	-	10.3	481.5
ADM	106.1	408.5	78.9	18.6	612.1
ITOM	172.7	507.8	4.3	106.3	791.1
CyberRes	174.5	383.9	36.3	29.1	623.8
IM&G	80.0	175.6	120.3	15.5	391.4
Subtotal	688.6	1,791.7	239.8	179.8	2,899.9
Deferred revenue haircut	-	-	-	-	-
Total Revenue	688.6	1,791.7	239.8	179.8	2,899.9

Year ended October 31, 2020:
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	$m	$m	$m	$m	$m
AMC	138.6	321.6	-	10.1	470.3
ADM	102.0	439.2	73.9	15.9	631.0
ITOM	175.1	559.4	4.6	113.9	853.0
CyberRes	162.6	416.8	33.6	33.1	646.1
IM&G	68.2	184.2	133.4	15.4	401.2
Subtotal	646.5	1,921.2	245.5	188.4	3,001.6
Deferred revenue haircut	-	(0.4)	(0.2)	-	(0.6)
Total Revenue	646.5	1,920.8	245.3	188.4	3,001.0

Percentage change from October 31, 2020 to October 31, 2021:
	Licence	Maintenance	SaaS & other recurring	Consulting	Total
Continuing operations	%	%	%	%	%
AMC	12.0%	(1.8)%	-	2.0%	2.4%
ADM	4.0%	(7.0)%	6.8%	17.0%	(3.0)%
ITOM	(1.4)%	(9.2)%	(6.5)%	(6.7)%	(7.3)%
CyberRes	7.3%	(7.9)%	8.0%	(12.1)%	(3.5)%
IM&G	17.3%	(4.7)%	(9.8)%	0.6%	(2.4)%
Subtotal	6.5%	(6.7)%	(2.3)%	(4.6)%	(3.4)%
Deferred revenue haircut	-	100%	100%	-	100%
Total Revenue	6.5%	(6.7)%	(2.2)%	(4.6)%	(3.4)%

Revenue by geography
The Group is domiciled in the UK. The Group’s total segmental revenue from external customers by geographical location is detailed below:

	Year ended October 31, 2021	Year ended October 31, 2020	Period-on- period change	Year ended October 31, 2019	Period- on – period change
	$m	$m	%	$m	%
UK	160.0	173.0	(7.5)%	206.9	(16.4)%
USA	1,263.0	1,289.8	(2.1)%	1,523.0	(15.3)%
Germany	223.0	218.7	2.0%	220.7	(0.9)%
Canada	110.3	108.0	2.1%	115.9	(6.8)%
France	100.7	101.4	(0.7)%	123.3	(17.8)%
Japan	95.6	96.9	(1.3)%	108.6	(10.8)%
Other	947.3	1,013.2	(6.5)%	1,050.0	(3.5)%
Total Revenue	2,899.9	3,001.0	(3.4)%	3,348.4	(10.4)%

Operating costs

	Year ended October 31, 2021	Year ended October 31, 2020	Period- on- period change	Year ended October 31, 2019	Period- on- period change
Continuing operations	$m	$m	%	$m	%
Cost of sales	776.3	702.7	10.5%	789.9	(11.0)%
Selling and distribution costs	1,344.6	1,112.1	20.9%	1,224.8	(9.2)%
Research and development expenses	521.8	513.6	1.6%	491.2	4.6%
Administrative expenses	522.8	3,334.0	(84.3)%	620.8	437.0%
Total operating costs	3,165.5	5,662.4	(44.1)%	3,126.7	81.1%

Total operating costs
Total operating costs for the period decreased by $2,496.9 million, or 44.1% to $3,165.5 million in the year ended October 31, 2021 as compared to $5,662.4 million in the year ended October 31, 2020.

The single largest component of the operating costs decrease in the year ended October 31, 2021 compared to the results of the year ended October 31, 2020 is that the year ended October 31, 2020 included a goodwill impairment charge of $2,799.2 million compared to a charge of $nil in the year ended October 31, 2021. Excluding this charge operating expenses increased by $302.3 million period-on-period which is primarily driven by an increase in the amortization expense in relation to the Group’s intangibles assets acquired in business combination of $282.3m resulting from a change in the assessed remaining useful economic lives in the year ended October 31, 2021. For further details see note 11 “Intangible assets” of the Consolidated financial statements in Item 18.

Goodwill impairment
Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. The Group has not recognized an impairment charge in the period compared to an impairment charge of $2,799.2 million in the year ended October 31, 2021.

IFRS 16 “Leases”
The Group adopted IFRS 16 “Leases” on November 1, 2019 on a modified retrospective basis. As a result, the year ended October 31, 2019 continue to be reported under the previous accounting standard IAS 17 “Leases”. Under IAS 17 the cost of leasing assets depended on whether a lease was classified as an operating lease or a finance lease. For operating leases, the cost was recorded as a rental expense in operating costs and for finance leases the cost was recognized as depreciation and interest in operating costs. Under IFRS 16 all leases are treated in the manner of IAS 17 finance leases. As a result, the depreciation and interest expense for leases is significantly higher in the year ended October 31, 2021 and 2020 than in the comparative period ended October 31, 2019, with a similar reduction in rental expenses.

Cost of sales
Cost of sales increased by $73.6 million, or 10.5% to $776.3 million in the year ended October 31, 2021 as compared to $702.7 million in the year ended October 31, 2020.

The costs in this category predominantly relate to our consulting and helpline support operations and the amortization of acquired technology intangibles.

The amortization of intangible purchased technology costs increased by $67.0 million from $190.2 million in the year ended October 31, 2020 to $257.2 million in the year ended October 31, 2021 primarily due to the reassessment of useful economic lives described above.

Selling and distribution costs
Selling and distribution costs increased $232.5 million, or 20.9% to $1,344.6 million in the year ended October 31, 2021 as compared to $1,112.1 million in the year ended October 31, 2020.

The costs in this category predominantly relate to our Go-To-Market organization and the amortization of acquired trade names and customer relationships.

The amortization of intangible trade names and customer relationships increased by $228.3 million from $413.9 million in the year ended October 31, 2020 to $642.2 million in the year ended October 31, 2021 primarily due to the reassessment of useful economic lives described above.

Research and development expenses
Research and development expenses increased by $8.2 million, or 1.6% to $521.8 million in the year ended October 31, 2021 as compared to $513.6 million in the year ended October 31, 2020.

Administrative expenses
Administrative expenses decreased by $2,811.2 million, or 84.3% to $522.8 million in the year ended October 31, 2021 as compared to $3,334.0 million in the year ended October 31, 2020.

The primary driver of this increase is the goodwill impairment of $2,799.2 million recorded in the year ended October 31, 2020 and discussed above. Excluding this, administrative expenses decreased by $12.0 million year on year.

Operating (loss)/profit
In the year ended October 31, 2021, the Group generated an operating loss of $265.6 million, which represents a decrease of 90.0%, $2,395.8 million on the $2,661.4 million for the year ended October 31, 2020. The single largest component of the operating loss decrease in the year ended October 31, 2021 related to the year ended October 21, 2020 including a goodwill impairment charge of $2,799.2 million. This was included within exceptional costs, which is discussed further below. Explanations of the remaining major underlying movements in the reported operating profit decline have been included in the revenue and cost discussions above.

In addition, the amortization of intangible assets increased from $674.1 million in the year ended October 31, 2020, to $956.4 million in the year ended October 31, 2021. As discussed above this relates primarily to a reassessment of the remaining useful economic lives for intangibles assets acquired in business combinations.

Exceptional items (included within operating (loss)/profit)
	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Exceptional items	$m	$m	$m
MF/ HPE Software business integration related:
System and IT infrastructure costs	98.0	100.6	126.3
Integration, severance and property costs	38.4	83.9	168.0
MF/ HPE Software business integration-related costs	136.4	184.5	294.3
Other restructuring property costs, severance and legal, acquisition and divestiture costs	35.3	27.9	(0.1)
Legal settlement and associated costs	75.4	-	-
	247.1	212.4	294.2
Goodwill impairment	-	2,799.2	-
Total exceptional costs (reported in Operating (loss)/profit)	247.1	3,011.6	294.2

In the year ended October 31, 2021, exceptional costs totaled $247.1 million and can be split into two categories. Firstly, the Group incurred $136.4m (2020: $184.5m) on integration-related costs in respect of the HPE Software business.  This figure primarily relates to the migration of Micro Focus to one enterprise-wide platform. In total exceptional costs incurred in relation to the integration of the HPE Software business since the acquisition are $1,036.2m at October 31, 2021 (total cumulative cost at October 31, 2020: $899.8m). In the period, the Group incurred incremental HPE-related exceptional spend in order to accelerate the completion of the integration program and systems migration and as a result no further exceptional spend in relation to the HPE Software business integration is expected.

Secondly, other exceptional spend totaled $110.7m of which $75.4m relates to the cost of settling the Wapp patent infringement case. The remaining exceptional spend mainly reflects severance and other costs incurred as part of the continued simplification of the Group’s continuing operations resulting from the further review of the Group’s required operating model.

On November 30, 2021, the Group announced the objective to remove a further c.$400 million to c.$500 million of gross annualized operating costs which is anticipated to be undertaken during the years ended October 31, 2022 and 2023. As a result of this program, exceptional spend in relation to delivering these plans are expected to total approximately $200 million over the next two financial years.

Net finance costs
Net finance costs were $252.2 million in the year period ended October 31, 2021, compared to $279.0 million in the year period ended October 31, 2020. Included within the net finance costs is $34.0 million in relation to the amortization of facility costs and original issue discounts, which were paid on initiation of the term loan.

The decrease on the prior year related to an acceleration of fees and discounts of $24.0 million resulting from refinancing completed in that period

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spinco, Inc. (the investment company used to acquire the HPE Software business) from October 19, 2017 to September 30, 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.95% and receives one-month US dollar LIBOR.

Taxation
The Group reported a tax credit for the year ended October 31, 2021 of $82.7 million (year ended October 31, 2020: charge of $34.2 million). There is no significant difference between the tax credit in the year and the expected tax credit at the statutory rate.

(Loss)/profit after tax from continuing operations
The loss after tax from continuing operations was $435.1 million in the year ended October 31, 2021, compared to a loss after tax from continuing operations of $2,974.6 million in the year ended October 31, 2020.

Profit from discontinued operation
The profit from discontinued operation of $10.7 million (2020: $5.1 million) related to adjustments in indemnification amounts owed to SUSE as part of the disposal agreement.

Earnings per share
The table below sets out the Earnings per Share (“EPS”). The Group is also required to present EPS for both the continuing and discontinued operations.

	Year ended October 31, 2021		Year ended October 31, 2020		Year ended October 31, 2019
	Basic Cents	Diluted[1] Cents	Basic Cents	Diluted [1] Cents	Basic Cents	Diluted[1] Cents
Continuing operations	(129.30)	(129.30)	(886.15)	(886.15)	(4.87)	(4.87)
Discontinued operation	3.18	3.18	1.52	1.52	393.37	389.16
Total EPS	(126.12)	(126.12)	(884.63)	(884.63)	388.50	384.35

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the year ended October 31, 2021 ($435.1 million) and 2020 ($2,974.6 million), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

In the year ended October 31, 2021, the Group generated a Basic EPS from continuing operations of (129.30) cents. This compares to (886.15) cents in the year ended October 31, 2020. The improvement was primarily driven by the higher overall continuing earnings as previously explained.

Consolidated statement of financial position as at October 31, 2021 and October 31, 2020

Summarized Consolidated statement of financial position

The Group’s Consolidated statements of financial position are presented in the Consolidated financial statements in item 18. Summarized versions are presented below.

	October 31, 2021	October 31, 2020
	$m	$m
Non-current assets	8,439.5	9,605.0
Current assets	1,907.1	1,541.8
Total assets	10,346.6	11,146.8

Current liabilities	1,860.9	1,788.3
Non-current liabilities	5,664.7	6,143.4
Total liabilities	7,525.6	7,931.7
Net assets	2,821.0	3,215.1

Capital and reserves
Total equity attributable to owners of the parent	2,821.0	3,215.1
Total equity	2,821.0	3,215.1

The discussions for the Consolidated statement of financial position as at October 31, 2020 as compared to the October 31, 2019 can be found in Items 5.A of the Group’s Annual Report on Form 20-F for the year ended October 31, 2020 which is available at https://www.microfocus.com/media/investors-report/form-20-f-for-12-months-ending-the-31-october-2020-report.pdf and has been filed with the SEC.

The net assets of the Group have decreased from $3,215.1 million to $2,821.0 million between October 31, 2020 and October 31, 2021.

In the year, the key movements were as follows:

•
Non-current assets decreased by $1,165.5m to $8,439.5m primarily due to the annual amortisation charge on intangible assets of $956.4m. In addition, $340.9m of non-current assets were reclassified as current assets driven by the recognition of the Digital Safe business as held for sale and right-of-use assets decreased by $54.0m primarily due to depreciation of $73.3m.

•
Current assets increased by $365.3 million to $1,907.1 million driven by the recognition of the Digital Safe business as held for sale $370.3 million and an increase in trade and other receivables of $154.9 million, which were offset by a reduction in cash and cash equivalents of $178.8 million. Trade and other receivables increased due to the increase in both trade receivables and contract assets resulting from the high level of Licence revenue recognised in October compared to the prior year. The decrease in cash and cash equivalents reflects the debt repayments and dividends paid in the period of $114.1 million and $81.1 million.

•
Current liabilities increased by $72.6 million to $1,860.9 million, primarily due to the recognition of the Digital Safe business as held for sale $68.4 million and to the recognition of derivative financial liabilities of $35.7 million as a current liability due to the September 2022 maturity date. This was partially offset by a reduction in current tax liabilities of $56.0 million.

•
Non-current liabilities decreased by $478.7 million to $5,664.7 million, primarily due to a $242.0 million reduction in deferred tax liabilities, a decrease in borrowings of $94.8 million, a decrease in lease obligations of $48.6 million and a $77.9 million decrease in the derivative liability as a result of the reclassification to current liabilities in combination with a reduction in the derivative valuation year-on-year.

Total equity attributable to the owners of the parent decreased by $394.1 million from $3,215.1 million to $2,821.0 million.

Foreign currency fluctuations
The Group’s reporting currency is the US dollar however, the Group’s significant international operations give exposure to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in results from one period to the next, the Group has adopted the practice of analyzing results on an as reported basis and in constant currency.

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

The table below has been presented on a constant currency basis and is for continuing operations only to show the impact of currency fluctuations on the revenue of the Group:

	Year ended October 31, 2021	Year ended October 31, 2020	Period-on- period change constant currency	Period-on- period change actual currency
	$m	$m	%	%
Constant currency revenue:
Licence	688.6	656.7	4.9%	6.5%
Maintenance	1,791.7	1,961.4	(8.7)%	(6.7)%
SaaS & other recurring	239.8	249.6	(3.9)%	(2.3)%
Consulting	179.8	196.3	(8.4)%	(4.6)%
Constant currency revenue before haircut	2,899.9	3,064.0	(5.4)%	(3.4)%
Deferred revenue haircut	-	(0.6)	100.0%	100.0%
Constant currency revenue	2,899.9	3,063.4	(5.3)%	(3.4)%
Currency impact	-	(62.4)	n/a	n/a
Total Revenue	2,899.9	3,001.0	(3.4)%	(3.4)%

As shown in the table the impact of currency fluctuations in the year ended October 31, 2021 was limited with trends and movements being consistent on a constant currency and actual reported basis.

The most important foreign currencies, other than the US dollar for the Group are: Pounds Sterling, the Euro, Canadian Dollar and Japanese Yen and in the year period ended October 31, 2021 also the Indian Rupee and Australian Dollar. The exchange rates used and movements in these rates period-on-period are as follows:

	Year ended October 31, 2021	Year ended October 31, 2020	Period- on- period change	31 October 2021	31 October 2020	Period- on- period change
	Average	Average	%	Closing	Closing	%
£1 = $	1.37	1.28	7.0%	1.37	1.30	5.4%
€1 = $	1.19	1.13	5.3%	1.16	1.17	(0.9)%
C$ = $	0.80	0.74	8.1%	0.81	0.75	8.0%
AUD = $	0.75	0.68	10.3%	0.75	0.70	7.1%
100 INR = $	1.36	1.36	-	1.33	1.34	(0.7)%
100 JYP = $	0.92	0.93	(1.1)%	0.88	0.96	(8.3)%

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

Group borrowings are denominated in US dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Groups operations used to service those borrowings. The refinancing in the year ended October 31, 2020 included an additional proportion of Euro debt and a reduction in US dollar debt which is intended to better match the currency profile of the Group’s debt with the cash flows used to service that debt.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group’s reporting currency of US dollars. As at October 31, 2021 two net investment hedges totaling €1.03 billion have been designated using non-derivative Euro debt instruments to minimize the volatility in shareholder’s equity arising from foreign currency translation (October 31, 2020 two net investment hedges totaling €1.05 billion). As a result of the Group’s net investment hedging foreign exchange gains of $11.3 million have been recognized in equity in the year ended October 31, 2021 (year ended October 31, 2020: loss $58.7 million). Further details on the Group’s net investment hedging is included in note 24 “Financial risk management and financial instruments” of the Consolidated financial statements in Item 18.

Item 5.B	Liquidity and capital resources

Item 5.B.1	Information regarding the Group’s liquidity

Our principal ongoing uses of cash are to meet working capital requirements, to fund debt obligations, to finance our capital expenditures and acquisitions and to pay dividends to shareholders. The Group’ medium-term leverage1 target is 3.0x Adjusted EBITDA2. The current leverage1 remains above this level, due to on-going investments we are making in the business. The Group intends to reduce leverage1 back to this level in the medium-term and will balance debt repayments and equity returns in the short term to deliver on this.

The Group’s operations are diversified across a number of currencies. Changes in foreign exchange rates are monitored and exposures regularly reviewed and actions taken to review exposures where necessary. The Group has significant committed facilities in place, the earliest of which matures in June 2024 and sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital. There are no current plans to issue additional equity.

On January 17, 2022, the Group announced the refinancing of $1.6 billion of existing term loans. This refinancing comprised a €750 million and a $750 million Senior Secured Term Loan B. The new 5-year Facilities have been used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities due June 2024.

The new 5-year Facilities incurs interest at 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche. This represents an increase in annualized interest costs of approximately $23.0 million.

On January 19, 2022, the Group executed a new 1m USD SOFR swap with a notional value of $750 million and a maturity date of February 28, 2027. The forward swap is effective on September 21, 2022 with a fixed interest rate of 1.656% swapped against the variable 1m SOFR USD rates.

As at October 31, 2021, cash and cash equivalents were $558.4 million. The company also had a $350.0 million Revolving Credit Facility (which was undrawn as at October 31, 2021). This facility has been amended post year end with the facility reduced to $250 million and with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025. The amended facility is subject to a covenant test when more than 40% of the revolving credit facility is outstanding at a fiscal quarter end with a 5.00x net leverage1 covenant being applied.

The directors believe that the Company’s current available working capital is adequate to sustain its operations at current levels through at least the next year.

The discussions for the Group’s liquidity and capital resources for the year ended October 31, 2020 compared to the year ended October 31, 2019 can be found in Items 5.B of the Group’s Annual Report on Form 20-F for the year ended October 31, 2020 which is available at https://www.microfocus.com/media/investors-report/form-20-f-for-12-months-ending-the-31-october-2020-report.pdf and has been filed with the SEC.

1Leverage is defined as the ratio of Net debt to Adjusted EBITDA. Net debt is defined in Item 3.D.
2Adjusted EBITDA is defined in note 1 “Segmental reporting” of the Consolidated financial statements in Item 18.

Year ended October 31, 2021 compared to the year ended October 31, 2020

Cash flows from operating activities
Net cash generated from operating activities decreased by $477.6 million, or 70.4%, to $200.6 million in the year ended October 31, 2021 as compared to $678.2 million in the year ended October 31, 2020.

This decrease period-on-period is primarily due to a decrease of $392.3 million in cash generated from operations and an increase of $120.7 million in tax payments. Tax payments included a payment made in respect of EU State Aid (excluding interest) of $44.2 million and another c.$42.0 million of payments relating to payments of prior year tax liabilities following the filing of statutory accounts in certain jurisdictions. These payments are not expected to recur in future accounting periods.

The decrease period-on-period of $392.3 million in cash generated from operations arises primarily from a $403.4 million decrease in operating profit (excluding the non cash impact of the $2,799.2 million goodwill impairment charge from the year ended October 31, 2020, and the $282.3 million increase in amortization in the current year). In addition to a period-on-period movement in working capital outflow of $222.4 million.

The period-on-period movement in cash flows from working capital of $222.4 million result from the working capital outflow in the year ended October 31, 2021 being $127.4 million, compared with a $95.0 million inflow in the year ended October 31, 2020. This was primarily caused by a year on year outflow in trade and other receivables of $446.8 million offset by an inflow on payables and other liabilities of $99.3 million and an inflow from contract liabilities of $119.9 million. The movement in trade and other receivables has been caused primarily due to an increase in year-on-year billings towards the end of the fourth quarter of the year ended October 31, 2021. The inflow in the year ended October 31, 2020 resulted from the reduction in revenue during the period and improvements in collection of trade receivables.

Cash flows used in investing activities
Net cash used in investing activities decreased by $13.3 million to an outflow of $75.9 million in the year ended October 31, 2021 as compared to net cash outflow from investing activities of $89.2 million in the year ended October 31, 2020.

Cash flows used in financing activities
Net cash used in financing activities increased by $103.3 million to $301.5 million in the year ended October 31, 2021 as compared to $198.2 million in the year ended October 31, 2020.

This increase in net cash used in financing activities of $103.3 million is primarily due to:

•	Payments of shares into the Group’s Employee Benefit Trust to settle share options of $27.2 million in the year ended October 31, 2021 with no payments being made in the year ended October 31, 2020.

•	In the year ended October 31, 2021, dividends of $81.1 million were paid to Shareholders with no dividends being paid in the year ended October 31, 2020.

Contractual Commitments

Bank Borrowings

	October 31, 2021	October 31, 2020	October 31, 2019
	$m	$m	$m
Bank loan secured	4,608.0	4,733.2	4,775.0
Unamortized prepaid facility arrangement fees and original issue discounts	(59.6)	(92.9)	(104.3)
	4,548.4	4,640.3	4,670.7

The carrying value for borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are originally amortized between three and six years. The remaining unamortized fees of $59.6m have a remaining period of amortization of up to two years.  Long-term borrowings have a drawn value of $4,608.0m before unamortized prepaid facility fees. The fair value of the Long-term borrowings before unamortized prepaid facility fees can be found in note 24 “Financial risk management and financial instruments” of the Consolidated financial statements included in item 18.

Short-term borrowing of $24.3m represents capital repayments of $42.0m falling due on the Group borrowings within one year less unamortized prepaid facility arrangement fees and original issue discounts of $17.7m.
The Group’s earliest debt maturity is in June 2024, however as described below, annual instalment payments are required and additional payments are required dependent on leverage.

The following facilities were drawn as at October 31, 2021:

•
The €585.0 million (equivalent to $676.0 million) senior secured five-year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

•
The $359.5 million senior secured seven-year term loan B-3 issued by MA FinanceCo., LLC, maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

•
The $633.7 million senior secured five-year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

•
The $2,427.9 million senior secured seven year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024,is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €442.2 million (equivalent to $510.9m) senior secured seven year term loan B issued by MA FinanceCo., LLC, maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn at October 31, 2021:

•
A senior secured revolving credit facility of $350.0 million ($nil drawn), (“RCF”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.0%).

At October 31, 2021, the RCF was undrawn (October 31, 2020: undrawn), together with $4,608.0 million of term loans giving gross debt of $4,608.0 million drawn.

The following covenants related to net leverage1 apply to the Group’s term-loan borrowing facilities:

•
The RCF is subject to a single financial covenant, only in circumstances when more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. Throughout the year the applicable covenant threshold was 3.85x, however no test was applicable at October 31, 2021 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This facility has been amended post year end with the facility reduced to $250 million and with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025. The amended facility is subject to a covenant test when more than 40% of the revolving credit facility is outstanding at a fiscal quarter end with a 5.00x net leverage[1] covenant being applied.

•
Additional debt repayments when the Group’s net leverage[1] at October 31 exceeds 3.00x, when 25% of excess cash flow for the year is required to be paid, and 3.30x, when 50% of excess cash flow for the year is required to be paid;

•
Net proceeds from divestitures in excess of $45 million are required to be used to make debt repayments. When the Group’s net leverage[1] exceeds 3.00x, 100% of net proceeds must be used for debt repayments. When net leverage[1] is below 3.00x, 50% of net proceeds must be used to make a debt repayment, however no further debt repayment is required once repayment reduces net leverage[1] below 2.50x on a pro forma basis therefore use of excess disposal proceeds at this point is at the Group’s discretion; and

•	An additional 25 basis points of margin is required to be paid on the term loans maturing in June 2024 when net leverage[1] exceeds 3.00x. The Group is currently paying this margin.

These covenants are not expected to inhibit the Group’s future operations or funding plans.

1See Item 5.B.1 for definition of leverage. The credit facility agreements apply frozen GAAP for IFRS 16 and allows certain expected cost savings to be included in the measurement therefore the calculated value differs from that using net debt2  / Adjusted EBITDA3 as presented in this Annual Report on Form 20-F.
2 See note 24 “Financial risk management and financial instruments” of the Consolidated financial statements included in item 18.
3 See note 1 “Segmental reporting” of the Consolidated financial statements included in item 18.

The movements on the Group loans in the year were as follows:

	term loan B-1 EUR	term loan B-2 USD	term loan B-3 USD	term loan B-4 USD	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0
Draw down	665.8	-	-	650.0	-	-	175.0	1,490.8
Repayments	-	(1,414.7)	-	-	-	-	(175.0)	(1,589.7)
Foreign exchange	34.5	-	-	-	-	22.6	-	57.1
At October 31, 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2

At November 1, 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2
Draw downs	-	-	-	-	-	-	-	-
Repayments	(17.9)	-	(8.7)	(16.3)	(58.4)	(12.8)	-	(114.1)
Foreign exchange	(6.4)	-	-	-	-	(4.7)	-	(11.1)
At October 31, 2021	676.0	-	359.5	633.7	2,427.9	510.9	-	4,608.0

Maturity of debt
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings and debt in the form of lease obligations, which therefore, differs from both the carrying value and fair value, is as follows:

As at October 31, 2021:

	Borrowings	Lease Obligations	Derivatives – interest rate swaps	Total
	$m	$m	$m	$m
Within one year	202.6	74.9	35.7	313.2
In one to two years	191.1	39.9	-	231.0
In two to three years	3,453.6	29.7	-	3,483.3
In three to four years	1,235.5	28.5	-	1,264.0
In four to five years	-	49.1	-	49.1
Total	5,082.8	222.1	35.7	5,340.6
Impact of discounting	-	(27.6)	-	(27.6)
At October 31, 2021	5,082.8	194.5	35.7	5,313.0
As at October 31, 2020:
	Borrowings	Lease Obligations	Derivatives – interest rate swaps	Total
	$m	$m	$m	$m
Within one year	203.6	82.2	-	285.8
In one to two years	224.2	69.5	77.9	371.6
In two to three years	230.3	43.3	-	273.6
In three to four years	3,487.7	49.3	-	3,537.0
In four to five years	1,242.0	36.3	-	1,278.3
Total	5,387.8	280.6	77.9	5,746.3
Impact of discounting	-	(30.2)	-	(30.2)
At October 31, 2020	5,387.8	250.4	77.9	5,716.1

Item 5.B.2	Derivative financial instruments.
Information on the type of financial instruments used and the Group’s treasury policies and objectives in terms of the manner in which treasury activities are controlled are included in Note 24 “Financial risk management and financial instruments” and Note 33 “Post balance sheet events” of the Consolidated financial statements included in Item 18.

Information on the currency and interest rate structure and maturity profile of debt are included in Item 5.B.1 above.

The Group’s cash and cash equivalents was held in the following currencies as at October 31, 2021:

$m
US dollar	417.6
Indian Rupee	25.0
Euro	24.3
Russian Rouble	23.9
Australian Dollar	17.5
Japanese Yen	13.6
South African Rand	7.8
Canadian Dollar	5.7
British Pound	2.7
Other	20.3
Total	558.4

Item 5.B.3	Material cash requirements
The following table summarizes the Group’s contractual obligations and other commercial commitments at October 31, 2021 as well as the effect these obligations and commitments, specifically long-term debt and lease obligations, are expected to have on the Group’s liquidity and cash flow in future periods:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	42.0	3,365.5	1,200.5	-	4,608.0
Interest payments on debt	160.6	279.2	35.0	-	474.8
	202.6	3,644.7	1,235.5	-	5,082.8
Lease obligations	74.9	69.6	28.5	49.1	222.1
Purchase obligations	45.4	42.7	26.4	6.9	121.4
	322.9	3,757.0	1,290.4	56.0	5,426.3

The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of October 31, 2021.

Purchase obligations primarily include commitments for software licences. Purchase orders for the purchase of other goods and services are not included in the table, as the Group’s operating subsidiaries are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorizations to purchase rather than binding agreements. On 20 December 2021, the Group’s Employee Benefit Trust commenced the purchase of 12 million shares equivalent to $57.4 million at the share price and exchange rate on December 20, 2021. These shares will be purchased on the open market and will be used for the settlement of existing and future employee share schemes awarded to senior leaders and employees who are critical to achieving the strategic initiatives set out in Item 5.D.

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totaled $147.1 million as of October 31, 2021, which is net of pension assets of $173.5 million. The Group expects to be required to contribute approximately $ 7.7 million to its defined benefits plans during 2022. See note 22 “Pensions and other long-term benefit commitments” of the Consolidated financial statements in Item 18.

Item 5.C	Research and development, patents and licenses, etc.

The Micro Focus Group invests significantly in research and development. Through its market knowledge and close contact with customers, Micro Focus has sought to refine products to respond to the changing needs of the Micro Focus Group’s customers.

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

Item 5.D	Trend information.
Factors and Trends that affect our Results of Operations

A discussion on the technology trends which are impacting the Group’s operations is included in Item 4.B.2 under the heading Today’s technology landscape.

The main trends in the Group revenues and costs in the year ended October 31, 2021 and actions taken in relation to these trends are discussed in the revenue commentary in Item 5.A. Item 5.A also includes details of the disposal of the Digital Safe business and the commercial agreement with AWS both of which will impact reported revenue in future periods. In addition, as explained in Item 5.B.1 the refinancing of certain of the Group’s borrowings in January 2022 will increase the interest cost by approximately $23.0 million on an annualized basis.

Update on our three-year plan

On November 30, 2021, we set out our objectives for the business in a Strategy Update to investors and analysts. In summary, our priorities are to continue and where possible accelerate the:

-	Transition our business model to be product group-centric end-to-end.
-	Delivering the innovation our customers need in the way they want to consume it.
-	Capturing cost efficiencies enabled by the enterprise-wide platform.

We believe successful execution of this as we exit the year ended October 31, 2023 can deliver:
-	A flat or better year-on-year revenue trajectory.
-	The removal of $400 million to $500 million of annual gross costs from the year ended October 31, 2021 cost base to leave between $1.5 billion and $1.6 billion (allowing for cost inflation).
-	Adjusted free cash flow[1] run rate of $500 million.

1 Adjusted free cash flow, which is Free cash flow as defined (below), excluding the cash impact of exceptional items. Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases. Free cash flow is presented as it is widely used by securities analysts, investors and other interested parties to understand the Group’s Cash flow as it provides an indication of the Group’s cash generation in the period which is available for investment in debt repayments, dividend payments or other discretionary activity. Adjusted free cash flow is intended to present the cash-generating qualities of the Group from trading performance only. In our view, this enables an understanding of the Group’s underlying trajectory as we deliver our plans.

Transition to a product group operating model

Why we are focused on this
Our product groups operate in highly competitive markets with often specific challenges and opportunities. By moving to this product group operating model we aim to enable more agility and effective execution within each product group in responding to these challenges and opportunities.

As a result, this will improve our ability to deliver innovation into the hands of customers.

How this will impact the way we operate
During the year ended October 31, 2021 we made good progress in repositioning our product portfolio and changing our Go-to-Market approach; the next phase is to evolve our business model to be much more product portfolio-centric end-to-end. We began this transition in CyberRes and Vertica a year ago and we are starting to see signs of progress from improved alignment and engagement.

The aim over the next two years is to align the Company by product portfolio, creating specialist and focused execution capability by Product Group. Better alignment, specialist skills and more focused execution will improve speed and agility in the market and better position our portfolios to succeed. The aim is to support these specialist units through centres of excellence such that we balance focus with delivery of economies of scale.

Continued focus on installed base

Why we are focused on this
The improvement of customer retention rates is critical to the future success of the business.

Whilst executing the integration, the Group has been heavily internally focused and as a result we have lost direct engagement with our customer base. In some portfolios, this combined with poorly aligned product roadmaps led to elevated levels of maintenance attrition. There has been great progress made in revitalizing roadmaps delivering innovative new capabilities which we now need to make sure our customers exploit.

How we are focusing on improving retention
1.
Proactive customer engagement – A detailed understanding of customer concerns to enable highly focused response through more skilled and specialized resources earlier in, and at every stage, of the cycle.

2.	Product innovation & adoption – Ensuring customers are using the latest versions of our software to enable adoption of new innovation and increase value from existing investments.

3.	SaaS & subscription – Help customers blend new offerings with existing investments to realize value quickly and further future proof their solutions.

4.	Leadership & alignment – Strengthened and increased leadership, re-aligned compensation and reduced handoffs across the customer journey.

5.	Sweat the details – Active management of renewals pipeline at detailed level by sub-portfolio, tailored to customer size and renewal risk profile across multiple periods.

Utilize the enterprise-wide platform to create an agile and lean organization

Why we are focused on this
The Company has been operating on multiple systems with significant levels of manual support which was highly inefficient. In July 2021 we went live on our new, single enterprise-wide platform. This gives us the foundation to drive simplification of our business. The priority now is to leverage the platform to deliver efficiencies through the removal of duplication, effectiveness through the provision of better tools for our teams and the insight required to improve customer service.

How simplifying our business will help transform our business
Since go-live in July 2021, we have visibility of our end-to-end processes. This is the first major step for us in being able to identify the root causes of inefficiencies. The next stage is to focus on delivering improvements by:

– Removing duplicative costs and processes from every function within the organization.

– Streamlining processes by reducing the number of systems, people and process interactions.

– Optimizing the balance of work done locally and centrally in low cost locations.

These actions are designed to simplify everything we do and are intended to improve our ability to respond to customers and ensure they can exploit the innovation we are delivering.

The principal risks in relation to these strategic initiatives are discussed in Item 3.D.

Climate change

Why are we focused on this
Micro Focus recognizes the risks posed by climate change and fully supports the aim of the Task Force on Climate-related Financial Disclosures (“TCFD”) recommendations. Micro Focus is committed to working towards incorporating the TCFD recommendations, which we are required to comply with for our Domestic listing, for the first time in our annual report for the year ended October 31, 2022.  In the subsequent paragraphs our progress to date is summarized. This has been supported by a readiness assessment report we commissioned during the year related to the four pillars of the TCFD.

How this will impact the way we operate
Governance
The Board assumes overall responsibility and accountability for the management of Climate-related risks and opportunities. In June 2021, a new Environmental, Social & Governance (ESG) framework was introduced along with a new board level committee to ensure the Board has oversight of climate-related issues. The ESG committee is supported by an ESG working group which is made up of senior leaders across the business to ensure accountability and an environmental sub group with specific responsibilities for our environmental strategy.

Strategy: identifying risks and opportunities
We are continuing to assess how climate-related risks and opportunities impact our business. This includes looking at our  products and how these support our customers in responsibly achieving their business objectives and our strategy for engaging with suppliers to address environmental related risk. We are conducting cross-functional workshops, initially with our Finance, Risk and Real Estate teams, to better understand the physical risks (both acute and chronic) and transitional risks (such as policy, regulatory and market changes) that affect our business.

As part of assessing ESG related risks and opportunities and to support our ESG strategy, we anticipate implementing climate-related scenario analysis. These scenario analyses will be used to financially quantify the material impacts of climate change to our business over different time horizons and will inform us in planning and prioritizing future business strategies, investments and establishing policies to improve the resilience of our business and continuity long term.

Risk Management
We have an established risk management framework we use to identify, assess, mitigate and monitor enterprise risk across the organization and we have broadened our risk management policy and procedure in the period to incorporate ESG matters into this process. The ESG committee receives reporting on ESG risks identified through the Group’s risk management process. A focus for the coming year will be the continued refinement of this risk management process to better identify the physical and transitional climate-related risks and opportunities we face as a business. Further details on the Group’s risk management process are noted in Risk factors in Item 3.D.

Metrics & Targets
As part of implementing our environmental strategy over the coming year we will assess which specific targets and metrics we consider to be most relevant for our business in direct response to climate-related risks and opportunities. As part of the readiness assessment a detailed review was conducted of our carbon emissions including assessing the current GHG emissions profile.

Item 5.E	Critical accounting estimates.

Not applicable.

Item 6	Directors, Senior Management and Employees

Item 6.A	Directors and senior management.

During the year ended October 31, 2021 our directors and senior management comprised the board of directors, and the following members of key management bodies who are not on the board of directors. Details of the membership of the board and the related board committees they were involved in are disclosed below.

Directors

Directors as at October 31, 2021 and committee membership:

Name	Role	Committee Membership
Greg Lock	Non-Executive Chairman	Nomination committee and Remuneration committee
Stephen Murdoch	Chief Executive Officer	Executive committee
Matt Ashley[1]	Chief Financial Officer	Executive committee
Karen Slatford[2]	Senior Independent Director	Audit committee and Nomination committee
Richard Atkins	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Amanda Brown	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Pauline Campbell	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Lawton Fitt	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
Sander van ’t Noordende[3]	Independent non-executive director	Nomination committee and Remuneration committee
Robert Youngjohns	Independent non-executive director	Audit committee, Nomination committee and Remuneration committee
1 Brian McArthur-Muscroft served as Executive director and Chief Financial Officer until June 30, 2021 and held a role as a member of the Executive committee, when he was replaced by Matt Ashley.
2 As announced on February 8, 2022 Karen Slatford has informed the Board of her intention to retire as a director of Micro Focus International Plc, following the conclusion of the 2022 Annual General Meeting and consequently will not be seeking re-election.
3 As announced on October 21, 2021, Sander van ‘t Noordende has informed the Board of his intention to retire as a director of Micro Focus International Plc, following the conclusion of the 2022 Annual General Meeting and consequently will not be seeking re-election.

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

Matt Ashley – Chief Financial Officer

Matt is our Chief Financial Officer and a member of the Micro Focus board, since July 1, 2021.

Matt joined from William Hill plc, a sports betting and gaming business, where he was Chief Financial Officer and member of the board. In December 2021,  Matt was appointed as a Non-executive director of Robert Walters plc. Matt previously held several positions at National Express Group plc including Group CFO and President and CEO of its North America business based in Chicago.

He was a director of transport, infrastructure and public company reporting at Deloitte LLP and began his career as an auditor in London. Matt brings considerable public company experience to Micro Focus including business transformation, acquisitions and divestitures, debt and rights issues and public reporting.

He is a graduate of Leeds University and a member of the Institute of Chartered Accountants in England and Wales.

Karen Slatford* - Senior Independent Director

Karen is a non-executive director of Softcat plc, Chair of FTSE 250-listed Molten Ventures plc (formerly AIM listed Draper Esprit plc) and a non- executive director at Accesso Technology Group plc. Prior to her current responsibilities, she held various roles at the board level since 2001 at a range of technology companies. Karen began her career at ICL before spending 20 years in Hewlett-Packard, where she headed up worldwide sales and marketing. Karen holds a BA Joint Honors degree in European Studies, French and Spanish from Bath University.

* As announced on February 8, 2022, Karen has informed the Board of her intention to retire as a director of Micro Focus, following the conclusion of the 2022 Annual General Meeting.

Richard Atkins - Independent non-executive director

Richard is Chairman of Acora, an IT Services outsourcing company, YSC, an international Leadership Development company and Bedrock Holdco Ltd. He has spent the majority of his career within the IT industry.

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

Pauline Campbell - Independent non-executive director

Pauline joined the Micro Focus Board on October 1, 2021. She is a recently retired PricewaterhouseCoopers Audit Partner who worked with company boards across a number of industries, both private and publicly owned. Pauline has experience of companies going through business cycles of trading, acquisition, disposal and raising finance. She has worked internationally across a broad range of sectors including IT services and support services amongst many others. As an Audit Partner, Pauline has wide experience of risk and quality assessment.

Pauline also served on the Governance Board of the UK firm including the Public Interest Body and the equivalent body at PwC’s Global Network, so brings a wealth of governance experience and has recently been appointed to the Board of Computacenter plc as a non-executive director.

Pauline was a trustee for social business that supports young adults in achieving their potential and is currently a Trustee for Catch 22 Multi Academy Trust and the Latymer Foundation.

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

Sander van ’t Noordende* - Independent non-executive director

Sander is a non-executive director of AECOM and a member of the Executive board of Randstad N.V.

Sander has had a 32-year career in Technology and Professional Services at Accenture, where he was a member of the Global Management Committee from 2006 to 2019. His last role in Accenture was Group Chief Executive of the Products Operating Group which serves clients in the consumer goods, retail, travel, life sciences and industrial & automotive industries. Before that he looked after Management Consulting, the Resources Operating Group and The Netherlands. He also served on the board of Avanade (an Accenture JV with Microsoft).

Sander is passionate about equality and belonging in the workplace, especially the LGBTI agenda. He has been recognized several times by the FT as one of the top 100 global LGBT+ Executives. He currently serves on the Board of Out & Equal (the world’s premier LGBT workplace equality organization).

He holds a Master’s degree in Industrial Engineering and Management Science from the Eindhoven University of Technology.

* As announced on October 21, 2021, Sander has informed the Board of his intention to retire as a director of Micro Focus, following the conclusion of the 2022 Annual General Meeting.

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

One executive director has an external role
Matt Ashley is a non-executive director of Robert Walters plc.

Senior Management

Senior Management as at October 31, 2021:

Name	Role
Paul Rodgers	Chief Operating Officer
Chris Livesey	Senior Vice President, Revenue Growth and Strategy
John Delk	Senior Vice President and General Manager of the CyberRes (Security) Product Group
Eric Varness	Chief Marketing Officer
Jane Smithard	Chief Legal Officer and Group General Counsel
Susan Ferguson	Chief Human Resources Officer & Senior Vice President Business Operations
Rohit de Souza	Senior Vice President, General Manager of the ITOM Product Group and the ADM Product Group, Leader of the CTO office and Product Security
Colin Mahony*	Senior Vice President and General Manager, Vertica
Neil Fowler	Vice President and General Manager, AMC Product Group
Scott Richards	Vice President and General Manager of the IM&G Product Group
Suzanne Chase	Group Company Secretary and Head of Assurance
Nick Wilson	Worldwide President of Sales
* Colin Mahony left Micro Focus on December 15, 2021

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

John Delk - Senior Vice President and General Manager of the CyberRes (Security) Product Group

John Delk is the Senior Vice President and General Manager of the CyberRes (Security) Product Group at Micro Focus. Prior to this role, he served as Chief Marketing Officer and Chief Product Officer. John joined Micro Focus in 2014 as part of the acquisition of the Attachmate Group where he had served as Vice President of Product Management and Marketing for NetIQ. Prior to that, he spent seven years in various leadership positions at Novell in product management, sales, and services.

John has over 35 years of experience in the IT industry working for numerous other companies holding roles including Managing Partner at BearingPoint/KPMG Consulting and a Vice President at EDS. He holds a master’s degree in Computer Science from Georgia Institute of Technology and a bachelor’s degree from Furman University with a double major in Mathematics and Computer Science.

Nick Wilson – Worldwide President of Sales

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

In addition to his corporate contributions, Nick is a passionate STEM ambassador and vocational education advocate, and has worked with various institutions to develop programs to support science, engineering and technology careers.

Eric Varness - Chief Marketing Officer

Eric Varness is the Chief Marketing Officer for Micro Focus. Eric joined Micro Focus in 2014 as part of the acquisition of the Attachmate Group where he had served as Vice President of Product Management and Marketing for Novell and Attachmate. Eric joined the Attachmate Group in 2003 and has held a variety of leadership positions across Marketing, Product Management, and Sales.

Eric has over 30 years of experience in the IT industry working for both startups and large companies across a variety of market sectors including Call Center automation, Process Automation, and Collaboration Solutions. Eric holds a bachelor’s degree from the University of Washington.

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

Susan joined Micro Focus from Hewlett Packard Enterprise (HPE) Software in 2017 where she held the position of Vice President, Worldwide Indirect Sales. Previously Susan held the role of Vice President, Strategy & Planning, Chief of Staff to the EVP of HPE Software business and prior to that was Vice President Worldwide Alliances & Channels, Big Data. Susan was recognized among CRN’s Power 100 Women of the Channel during her tenure.

Before joining HPE, Susan was Vice President at Oracle Corporation and earlier at Sun Microsystems, where she led regional and global services, indirect sales and functional organizations. At Sun, Susan previously led global legal teams with responsibility for sales, marketing, channel, supply chain and anti-trust matters. Susan graduated with a LL.B Honors degree and is a qualified attorney and mediator.

Rohit de Souza - Senior Vice President,  General Manager of the ITOM Product Group and the ADM Product Group, Leader of the CTO office and Product Security

Rohit de Souza is the Senior Vice President, General Manager of the ITOM Product Group and the ADM Product Group. Rohit also leads the CTO office and Product Security at Micro Focus. Rohit and his team are responsible for developing and delivering enterprise-scale IT management solutions that integrate with, and work alongside, legacy and cloud tools to simplify the complexity of managing hybrid IT environments, reliably scaling Agile and DevOps across all your environments from mainframe to cloud, and accelerating application delivery at high speed with low risk.

Prior to this role, Rohit served as the President and Chief Executive Officer at Actian Corporation. While there, Rohit oversaw the transformation of this global organization, serving over 3,000 customers, bringing a unified approach to the next generation of hybrid data management. Prior to this, Rohit was President and acting CEO at Beyondcore where he refocused the product and GTM strategy of this analytics and smart data discovery firm and was also VP & GM of HPE Software’s Information Analytics (IDOL) business.

Rohit holds dual master’s degrees in engineering from the University of California at Berkeley and an undergraduate degree in engineering from Madras University in India.

Colin Mahony* - Senior Vice President and General Manager Vertica*

Colin Mahony led the Vertica Product Group for Micro Focus, spanning global GTM, Product Strategy, R&D, Professional Services and Support. Colin had led his team to deliver industry leading in-database machine learning capabilities and advanced analytics with the performance and scale needed to power the world’s most data driven enterprises. Colin is known for his industry thought leadership, technical expertise and business acumen.

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

* Colin left the business in December 2021.

Neil Fowler - Vice President and General Manager, AMC Product Group

Neil Fowler leads the AMC Product Group for Micro Focus. Neil joined Micro Focus in 1991 and played a key role in R&D as a technical architect in Enterprise Solutions. With significant experience of helping hundreds of customers deliver modernization projects he has been at the forefront of product architecture and strategy across COBOL, Mainframe Solutions, CORBA and Host Connectivity.

Over the past 30 years Neil has held a number of different leadership roles responsible for strategy, acquisition integration and product design and delivery. Prior to his current role, Neil was Vice President for Engineering in AMC. He has a degree in Physics and Computer Science from Brunel University.

Scott Richards - Vice President and General Manager of the IM&G Product Group

Scott Richards is the Vice President and General Manager of the IM&G product group at Micro Focus. Prior to this role, he served as the Vice President of Worldwide Engineering for the IM&G product group.

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

Any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management can be found in note 29 “Related party transactions” of the Consolidated financial statements in Item 18.

Item 6.B	Compensation

Aggregate compensation paid to the Group’s directors and members of key management bodies are disclosed below. In addition, further information on the compensation of the Group’s directors is disclosed. This is based upon information extracted from the Remuneration report in the UK Annual Report and Accounts prepared in line with the recommendations of the UK Corporate Governance Code.

Year ended October 31, 2021
Aggregate compensation including fees paid to non-executive directors and key management	$m

Short-term benefits	13.5
Share based payments	1.9
Total compensation	15.4

The figures above include the executive management team, executive directors and non-executive directors. There are no post-employment benefits.

Single figure for total remuneration of executive directors
The table below shows the single figure for total remuneration for executive directors for the financial year ended October 31, 2021, together with their respective figures for the year ended October 31, 2020 as shown in last year’s report.

		(a) Base Salary[1]	(b) Benefits in kind[2]	(c) Annual bonus[3]	(d) LTIP[4]	(e) Pension[5]	(f) Other[6]	Total	Total Fixed Remuneration Total of (a), (b) and (e)	Total Variable Remuneration Total of (c) and (d) and (f)
Executive Directors		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Stephen Murdoch	2021	850	22	733	-	127	-	1,732	1,000	733
	2020	850	24	283	-	127	-	1,284	1,002	283
Matt Ashley[7]	2021	175	15	151	-	9	450	800	200	601
	2020	-	-	-	-	-	-	-	-	-
Brian McArthur-Muscroft [8]	2021	433	15	-	-	60	-	509	509	-
	2020	600	25	199	-	90	-	914	715	199

1
Base salary is the amount earned during the period in respect of service as a director. For Brian McArthur-Muscroft, an amount for unused but accrued holiday is also included for year ended October 31, 2021.

2
Benefits include car allowance, private medical/dental insurance, group income protection and life assurance. There has been no change in the benefits offered to directors in year ended October 31, 2021 versus year ended October 31, 2020. The reduction in the benefits for Stephen Murdoch from the year ended October 31, 2020 to 2021 reflects reductions in employer costs in providing private medical/ dental insurance and group income protection. For Matt Ashley, an amount is included which reflects the grossed up value of travel and accommodation related to time spent in the Newbury office.

3
Annual bonus reflects payment for performance during the year in respect of service as a director. One-third of the annual bonus amount included in the table above is deferred into an award over shares which vests after three years. Dividend equivalents accrue on the deferred share awards.

4
The zero amount for LTIP for year ended October 31, 2021 for Stephen Murdoch reflects that the performance conditions for the 2018 and 2019 were not met. The 2018 LTIP award (with performance period ending April 30, 2021) was granted to Stephen Murdoch in September 2018 as a top-up to his September 2017 award to reflect his appointment as CEO. The performance period ending April 30 reflected the company’s previous year-end before this was change to October 31. The 2018 award lapsed on July 1, 2021. The 2019 award was a regular annual LTIP award granted in February 2019 (with performance period ending October 31, 2021). The 2019 award will lapse on February 8, 2022. The zero amount for LTIP for year ended October 31, 2020 reflects the lapse of the 2017 LTIP award on July 7,2020 due to the performance conditions not being met. No discretion was applied by the remuneration committee in determining the LTIP vesting outcomes in year ended October 31, 2021 or in year ended October 31, 2020.

5
All pension amounts paid by the Company in the year ended October 31, 2021 are cash in lieu of pension allowances. In accordance with the current Remuneration Policy, the incoming CFO’s pension contribution rate of 5% of base salary is in line with the rate applicable to employees generally in the UK. The CEO will transition from his current contribution rate (15% of base salary) to the rate applicable to employees generally in the UK (currently 5%) at the end of 2022.

6
As part of his recruitment arrangements, Matt Ashley received a cash buy-out payment of £450,000 which reflected a cash bonus which he was due to receive from his prior employer in October 2021 but which was forfeited on leaving to join Micro Focus. This payment was disclosed on June 1, 2021 in the announcement about Matt Ashley’s appointment as Micro Focus CFO and is in accordance with the company’s approved policy on recruitment remuneration (see page 69 - 70 of the 20-F for the year ended October 31, 2019 which is available at form-20f-for-12-months-ending-the-31-october-2019-report.pdf (microfocus.com) and has been filed with the SEC).

7	Matt Ashley started employment on June 28, 2021 and was appointed to the board as CFO with effect from July 1, 2021. All amounts in the table above reflect the period of service as a director.
8	Brian McArthur-Muscroft stepped down from the board on June 30, 2021.
9	Some figures and sub-totals add up to slightly different amounts than the totals due to roundings.

Annual bonus for the financial year ended October 31, 2021

The target bonus opportunity for executive directors is 75% of base salary (maximum 150% of base salary). Set out below is a summary of performance against each financial measure and the personal achievement component and the resulting payout for the year ended October 31, 2021.

		Financial target ($m)[1]						Weighted payout%
Performance measure	Weighting	Threshold[2] (0%)	Target (50%)	Maximum (100%)	Achievement	Achievement vs target	Payout%	Stephen Murdoch	Matt Ashley[3]
Adjusted EBITDA	60%	$994	$1,046	$1,098	$1,033	98.8%	37.8%	22.7%	22.7%
Revenue	20%	$2,801	$2,858	$2,887	$2,878	100.7%	84.1%	16.8%	16.8%
Key Personal Objectives (KPOs)	20%	A description of the KPOs for the CEO and CFO is set out below. There were no KPOs for the prior Executive Chairman.						18.0%	18.0%
Total	100%	Payout % (of maximum bonus)						57.5%	57.5%
		Payout % (of FY21 salary)						86.2%	86.2%
								£732,794	£150,869

1
Financial targets for bonus are based on FX rates which are set at the start of the financial year and the achievement is measured against the targets on a like-for-like basis. Therefore, the Adjusted EBITDA and revenue achievements shown above do not match the disclosed Adjusted EBITDA and revenue figures for the year ended October 31, 2021 in note 1 “Segmental reporting” of the Consolidated financial statements in Item 18 as these are based on actual FX rates. $1,033.3m Adjusted EBITDA achievement disclosed in the table above for bonus purposes equates to $1,040.2 million Adjusted EBITDA at actual FX rates and $2,877.5 million revenue achievement equates to $2,899.9 million at actual rates.

2
Payouts under the financial measures are 0% for threshold performance, 50% for target performance and 100% for achieving the maximum level of performance. Payouts are on a straight-line basis between threshold and target and between target and maximum.

3	Amounts disclosed for Matt Ashley reflect time served as a director in FY21, i.e. from July 1, 2021 to October 31, 2021.

This results in overall bonus payouts of £732,794 for the CEO and £150,869 for the CFO. Two-thirds of the overall amount (£488,529 for the CEO and £100,580 for the CFO) will be paid in cash in March 2022 and the remaining one-third is subject to deferral into an award over shares. Deferred share awards (with a current face value of £244,265 for the CEO and £50,290 for the CFO) will vest after three years, i.e. in second quarter year ended October 31, 2025. The deferred share awards are not subject to any further performance conditions, but they are subject to malus and clawback and they include a right to dividend equivalents over the three-year vesting period.

Set out below are details of achievement against the year ended October 31, 2021 KPOs for the CEO and CFO.
KPO	Relative weighting	Achievement vs KPO	Weighted payout %
CEO
Key business objectives
Complete the transition to one-single enterprise-wide platform as effectively as possible with minimum disruption to day-to-day operations and agree specific actions for further business simplification.

Improve our product positions across the portfolio making us more competitive and delivering the innovation our customers want.

Create one single go-to-market organization that can deliver consistent, sustained improvement to our revenue performance through improved sales productivity and the more effective alignment of our resources to opportunity.

Continue to improve governance and structures to monitor and respond quickly to ongoing impact of Covid-19.

Continue to strengthen the leadership team through rigorous succession planning and talent management.
10.0%
Business Systems and Infrastructure
– Successfully completed the transfer to a single Enterprise Platform by transferring Stack B to Stack C in H1 FY21 and Stack A to Stack C in H2 FY21, enabling the company to unlock further efficiencies. Closed two financial quarters (including peak Q4 trading period) on new systems with no business impacting issues.
– Through an Activity Insight Survey, identified and initiated key change initiatives (functional and cross-functional) to improve opportunities, simplify processes and make decisions faster. Examples include moving from six quoting systems to one, reducing SaaS applications from 70 to 20, moving 2,000 business applications to 500 and a 75% reduction in the number of different types of sales compensation plans in operation.
Product portfolios
– Re-architected key solutions within each portfolio (Vertica, Digital Safe, ArcSight, OpsBridge) to better position the portfolio to focus on growth opportunities, improved product innovation and related market recognition.
– Dependencies on third party products embedded in the core of some of our key solutions have been removed, comprehensive artificial intelligence, machine learning and analytics capabilities delivered in every portfolio and rearchitected many products to support new cloud and hybrid deployment options.
– In every portfolio, we have introduced new SaaS offerings, improved the existing SaaS offerings and invested significantly in SaaS delivery infrastructure.
Go-to-market organization
– Successfully created one single go-to-market organization with a consistent global approach.
– Aligned resources with greater specialist skillsets and consistency of execution, built deeper levels of specialism and alignment by portfolio.
– Implemented a management system aimed at ensuring execution to a common set of standards and levels of accountability, supported by a single set of sales tools and improved data accuracy.
– Established a dedicated customer success team supported by increased levels of specialist resources within Maintenance Renewals and Professional Services.
Covid-19
– Further enhanced the governance and structures in place to be able to monitor and respond quickly to ensure wellbeing of employees and minimize business disruption through Covid-19, including implementing a package of measures in the Summer of 2021 to address the extreme challenges faced by colleagues in India.
– Maintained operational effectiveness, product development cadence, customer support and delivery and transitioned core systems during constraints of global pandemic and local lockdowns.
Succession planning and talent management
– Completed a global calibration of talent and succession for key talent to include executives and emerging talent across the business and implemented individual development plans for executive potential successors and emerging talent.
– Recruited new executive leadership in critical product and support functions.
9.5%

KPO	Relative weighting	Achievement vs KPO	Weighted payout %
CEO ESG Milestones Ensure that we have an appropriate ESG program reflecting focus on our employees, customers, shareholders and partners. This must be part of our corporate governance responsibilities, including continuous improvements in our control/SOX processes.	10.0%

General
– Adopted, aligned and communicated support for five of the United Nations Sustainable Development Goals (no poverty, quality education, gender equality, decent work and economic growth and climate action).

Environment
– Target of achieving a normalized Greenhouse Gas (“GHG”) reduction of 2-5% by the end of FY21, based on our 2018 baseline data, was achieved. Comparing like-for-like FY20 to FY21 global footprint, we achieved a GHG emissions reduction of -7.8%. Due to the increase in the amount of properties in scope from 64% in FY20 to 67.7% in FY21, there has been an overall increase of +1.5% in GHG emissions.
– Met target of increasing the percentage of our energy which comes from renewable sources globally from 40% to over 50% by the end of FY21 (52% achieved).
– Established a cross-functional Environmental Working Group, which includes a focus on the Taskforce for Climate-related Financial Disclosures (TCFD).

Employees and community
– Published and implemented a global inclusion and diversity (I&D) policy, created new I&D strategy through FY25 with oversight by recently formed ESG Committee and agreed a set of internal I&D goals for FY22.
– Improved employee engagement scores from the FY19 baseline, maintained “My Voice” employee survey participation levels at over 85% and grew membership of Employee Resource Groups by 34% in FY21 from FY20.
– Target of having 25% of our employees taking part in community volunteering by the end of FY21 was not fully achieved. This goal for FY21 was largely based on in person volunteering, which was significantly impacted by COVID-19. Nonetheless, we achieved 11% of employees volunteering in FY21, which is an increase from FY20 and we introduced an option (supported by technology) to enable virtual volunteering with 976 employees taking part in virtual volunteering in FY21.

Customers and suppliers
– Increased our Customer double-blind Net Promotor Score to 47 for FY21 (from 45% for FY20) and our double-blind Relative Net Promotor Score to +5 compared to the competition for FY21 (from 0 for FY20).
– Established and implemented a global diverse supplier program which ensures that we proactively identify and encourage diverse suppliers to compete for our business and build long-term relationships with them.

Governance
– Implemented an ESG framework and program reflecting focus on our employees, customers, shareholders and partners, including appointment of an ESG Board Committee to provide Board ESG focus and oversight and establishment of an ESG cross functional Working Group to ensure that ESG considerations are part of “business as usual” decision making processes at all levels and to develop the strategy going forward.
– The Enterprise Risk Management framework was enhanced to include existing and new ESG risks and was approved by the Audit Committee.
			8.5%
Total	20.0%	Looking at the complete scorecard of achievement against all objectives for the year, the committee considered that the CEO had performed extremely well, highlighting in particular the completion of the transfer to a single enterprise platform and the significant progress which has been made on the turnaround plan, resulting in a KPO achievement of 90% (i.e. 18% out of a possible 20%).	18.0%

KPO	Relative weighting	Achievement vs KPO	Weighted payout %
CFO
3-year Plan Build a revised 3-year plan with specific goals for the exit of FY23 that will be the foundations for our execution plan going forward and for communication externally to shareholders and the market more broadly.	10%
– The 3-year plan has been revised and the core financial objectives for the next two financial years and our longer-term ambitions were laid out in our November 30, 2021 Strategy Update.
– The new plan, developed by the CFO in conjunction with the CEO, reflects a reset of expectations with realistic and achievable goals which lays the foundations for the business transformation. A granular operational plan to execute the strategy has been put in place, which includes the appointment of a Chief Transformation Officer to co-ordinate multiple workstreams and the successful sale of the Digital Safe business.
– The external financial KPIs were refined to provide greater clarity on the Group’s financial performance and more closely align the metrics to those used by the Group’s debt holder. The CFO has concluded that there will be no more integration costs associated with the HPE Software acquisition classified as exceptional spend going forward.
– The CFO has laid foundations for future financial effectiveness, having assessed and made recommendations on how we leverage advisors and formal relationships and our overall use of consultancies to improve effectiveness and value for money in the mid-term.
			9.5%
CFO Business Systems and Infrastructure Support the effective transition to a single Enterprise Platform overall and specifically from a core financial perspective.	10%	– Successfully completed the transfer to a single Enterprise Platform by transferring Stack A to Stack C in H2 FY21, enabling the company to unlock further efficiencies. – FY21 Q3 and Q4 were successfully delivered on the new platform. Business as usual has not been impacted by the transition with minimal disruption to revenue and the payment of employees and suppliers.	8.5%
Total	20.0%	The Committee recognized that in 4 months, the CFO has had a significant impact, in particular in revising the 3-year plan, resulting in a KPO achievement of 90% (i.e. 18% out of a possible 20%).	18.0%

Share Awards

The Group’s executive directors and members of key management bodies participate in the Group’s Long-term Incentive Plan and the executive directors participate in the Deferred Share Bonus Plan. Descriptions of these plans including the vesting criteria and specific awards under each plan for the Group’s executive directors are included below.

Aggregate information for awards granted in the year ended October 31, 2021 in relation to each plan for the directors and members of key management bodies:

	Number of awards	Range of exercise prices (pence)	Expiry Dates
Long-term Incentive Plan	1,345,515	nil	March 26, 2031
Deferred Share Bonus Plan	33,123	nil	March 26, 2024

In addition, the directors and senior management are eligible to participate in the Sharesave or Employee Stock Purchase Plan (“ESPP”) depending on their location. Descriptions of these plans are included in note 28 “Employees and directors” of the Consolidated financial statements in Item 18. Aggregate information in relation to these schemes for the directors and members of key management bodies for the year ended October 31, 2021:

	Number of options	Exercise prices (pence)	Expiry Dates
Aggregate Sharesave and ESPP options	10,000	344.8 pence	November 1, 2023

Executive Directors

Lapse of LTIP awards
The 2018 LTIP award (with performance period ending April 30, 2021) was granted to Stephen Murdoch in September 2018 as a top-up to his September 2017 award to reflect his appointment as CEO in March 2018. This award lapsed on July 1, 2021 due to the performance condition not being met. The performance condition for the 2019 annual LTIP award (with performance period ending October 31, 2021) granted to Stephen Murdoch in February 2019 has not been met and this award will lapse on February 8, 2022. Both the 2018 and 2019 LTIP awards were granted under the Directors’ Remuneration Policy in effect before the approval of the current Remuneration Policy at the Annual General Meeting in March 2020.

The performance condition for these awards was based on average aggregate EPS growth in excess of RPI over the three years ended April 30, 2021 (2018 award) and October 31, 2021 (2019 award), as set out in the table below:

Average aggregate EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award	Achievement against the percentage range	Resulting vesting percentage	Number of awards lapsing
Less than 3% p.a.	0%	Less than 3% p.a.	0%	2018 award[1]: 67,537 (lapsed July 1, 2021) 2019 award[2]: 101,190 (will lapse February 8, 2022)
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%
1	The aggregate Diluted Adjusted EPS[3] over the performance period of 542.21 cents was below the minimum threshold aggregate EPS required of 627.55 cents.
2	The aggregate Diluted Adjusted EPS[3] over the performance period of 505.52 cents was below the minimum threshold aggregate EPS required of 687.30 cents.
3
Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items including the profit on the disposal of discontinued operation, share-based compensation charge and the amortisation of intangibles acquired in a business combination

Scheme interests awarded during the financial year ended October 31, 2021
LTIP – nil cost options

Executive director	Date of grant	Basis on which award is made	Face value of award at grant[1]	Percentage of maximum which would be received if threshold performance achieved	End of performance period
Stephen Murdoch	March 26, 2021	Grant of award over 350,515 shares (200% of salary)	£1,699,998	0%	October 31, 2023

1.	The grant face value of the LTIP award granted on March 26, 2021 to the CEO was calculated based on the closing mid-market share price on the business day before grant of £4.850.

The year ended October 31, 2021 Recruitment LTIP to the new CFO Matt Ashley could not be granted in year ended October 31, 2021 due to dealing restrictions and was therefore granted at the same time and with the same performance measures, targets and period as the year ended October 31, 2022 LTIP awards on December 17, 2021. This award was part of Mr. Ashley’s recruitment terms and was mentioned in the announcement about his appointment on June 1, 2021. Mr. Ashley’s year ended October 31, 2021 LTIP Recruitment award was granted over 312,593 shares with a total face value at grant of £1,050,000 (200% of salary) based on the closing mid-market share price on the business day before grant of £3.359. The performance period for Mr. Ashley’s FY21 LTIP Recruitment award ends on October 31, 2024 and vesting starts at 0% if threshold performance is achieved.

The LTIP award granted to the CEO in the year ended October 31, 2021 has the following performance conditions based on Cumulative Adjusted Free Cash Flow (80% weighting) and Relative Total Shareholder Return (20% weighting) measured over a three-year period (years ended October 31, 2021, 2022 and 2023). The performance measures, targets and payout percentages are set out below:

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

Adjusted Free Cash Flow means cash generated from operations adjusted for interest payments, bank loan costs, tax payments, capital expenditure and lease payments and excludes the cash impact of exceptional items. This is in line with the definition of Adjusted Free Cash Flow in Item 5.D. For the year ended October 31, 2021 LTIP award granted to the CEO, Adjusted Free Cash Flow will be measured on a cumulative basis over the three financial years ending October 31, 2021, October 31, 2022 and October 31, 2023.

The Adjusted Free Cash Flow Target is considered commercially sensitive and will be disclosed at the end of the performance period. Due rigor was applied by the Remuneration Committee in setting the targets and the approved targets were deemed to be appropriate in the context of the long-term financial plan.

Relative total shareholder return (“TSR”) is measured over the same three financial years. The awards will vest three years from grant, subject to achievement of the performance measures. A two-year holding period will apply post-vesting, during which time executive directors are required to retain any net (after tax) vested shares. Executive Directors are entitled to dividend equivalents in accordance with the rules of the LTIP and the approved Directors’ Remuneration Policy.

Outstanding share-based awards

The tables below set out vested but unexercised nil-cost options, unvested nil-cost options and unvested deferred bonus shares held by executive directors who served on the board during the year ended October 31, 2021, including details of awards granted, nil-cost options exercised and awards vested and lapsed during the year of reporting.

All outstanding unvested nil-cost options are subject to performance conditions. Deferred bonus shares are not subject to performance conditions.

Between October 31, 2021 and the date of this report, there have been the following changes to the LTIP awards held by the executive directors which are not shown in the table below:

– On December 17, 2021, a year ended October 31, 2022 LTIP award was granted to Stephen Murdoch over 506,103 shares.
– On December 17, 2021, a year ended October 31, 2021 Recruitment LTIP and a year ended October 31, 2022 LTIP award were granted to Matt Ashley over 312,593 shares each (625,186 in total).

The year ended October 31, 2021 Recruitment LTIP award was part of Mr. Ashley’s recruitment terms and could not be granted sooner due to dealing restrictions.

All the LTIP awards granted on December 17, 2021 have an exercise period of the date of vesting (which is the later of the date the remuneration committee determines the outcome of the performance measures and the day after the full year ended October 31, 2024  results announcement) to December 16, 2031

Micro Focus International plc Incentive Plan 2005 (“LTIP”) – nil-cost options

	Grant date	Number at November 1, 2020	Number granted in the financial year	Number exercised in the financial year	Number lapsed in the financial year	Number at October 31, 2021	Dates for exercise
Stephen Murdoch	September 13, 2016	39,640	-	-	-	39,640	July 26, 2019 to July 25, 2026
Stephen Murdoch[1]	September 20, 2018	67,537	-	-	67,537	-	September 20, 2021 to n/a
Stephen Murdoch[2]	February 18, 2019	101,190	-	-	-	101,190	n/a will lapse
Stephen Murdoch[3]	April 23, 2020	250,000	-	-	-	250,000	April 23, 2023 to April 22, 2030
Stephen Murdoch[4]	April 23, 2020	-	350,515	-	-	350,515	March 26, 2024 to March 25, 2031
Brian McArthur-Muscroft[5]	November 22, 2018	80,482	-	-	80,482	-	n/a
Brian McArthur-Muscroft[5]	November 22, 2018	80,482	-	-	80,482	-	n/a
Brian McArthur-Muscroft[5]	April 23, 2020	300,000	-	-	300,000	-	n/a
Kevin Loosemore[2]	February 18, 2019	52,083	-	-	-	52,083	n/a – will lapse

[1]
The performance condition for the 2018 LTIP awards required that cumulative EPS growth over a three-year performance period starting on May 1 preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting applied between these points. This award lapsed in full on July 1, 2021 as the minimum performance condition was not met (see page 50 for further details).

[2]
The performance condition for the 2019 LTIP awards requires that cumulative EPS growth over a three-year performance period starting on November 1,preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points. Kevin Loosemore’s award of 89,285 nil-cost options was pro-rated to 52,083 on leaving the Company to reflect time served to August 13, 2020. The performance measure has been tested and these awards will lapse in full on February 8, 2022 as the minimum performance condition was not met.

[3]	The performance condition for the awards granted during the year ended October 31, 2020 LTIP is disclosed on page 50.
[4]	The performance condition for the awards granted during the year ended October 31, 2021 LTIP is based on 80% Adjusted free cash flow and 20% TSR.
[5]	All of Brian McArthur-Muscroft’s outstanding LTIP awards lapsed on January 8, 2021 following the announcement that he was leaving the Company.

The aggregate amount of gains made by directors on the exercise of options during the financial year was zero.

Deferred Share Bonus Plan (“DSBP”) – conditional awards

Executive director	Date of grant	Number at November 1, 2020	Number granted in the financial year	Number vested in the financial year	Number lapsed in the financial year	Number at October 31, 2021	Date of release
Stephen Murdoch	February 28, 2019	10,013	-	-	-	10,013	February 28, 2022
Stephen Murdoch	March 26, 2021	-	19,416	-	-	19,416	March 26, 2024
Brian McArthur-Muscroft	March 26, 2021	-	13,705	-	-	13,705	March 26, 2024

Non-executive directors

Aggregate compensation including fees paid to non-executive directors
Year ended October 31, 2021
$m

Short-term benefits	1.3
Share based payments	-
Total compensation	1.3

Single figure for total remuneration of non-executive directors
No changes were made to the fee structure for non-executive directors. The following table sets out the single figure for total remuneration of non-executive directors for the year ended October 31, 2021, together with their respective figures for the year ended October 31, 2020 as shown in last year’s report.

	Fees and benefits
Non-executive directors	2021 (Year)	2020 (Year)
	£’000	£’000
Greg Lock[1]	401	285
Karen Slatford	120	120
Richard Atkins	90	90
Amanda Brown	90	90
Lawton Fitt[2]	80	80
Pauline Campbell[3]	6	-
Robert Youngjohns	70	38
Sander van ’t Noordende[4]	70	29
1	Greg Lock’s benefits value reflects private medical and dental cover (single person coverage).
2	Lawton Fitt receives an additional fee of £10,000 per annum due to her SEC and SOX experience.
3	Pauline Campbell joined the board on October 1, 2021.
4	Sander van ‘t Noordende’s GBP fee is paid to him in US dollar (converted based on the average monthly FX rate in the month prior to payment).

Item 6.C	Board Practices

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

At each meeting, the board reviews progress of the Group towards its objectives and receives papers on key subjects in advance of each board meeting. These typically cover:
–	Strategy and budgets;
–	Business and financial performance;
–	Product plans and development;
–	Corporate activities;
–	Human resources;
–	ESG activities;
–	Investor relations; and
–	Corporate governance.

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

The Senior Independent Director meets or speaks with the Chairman regularly, and will work with the Chairman and other directors to resolve any significant issues which may arise, acting as an intermediary for other non-executive directors if necessary; and is also available to shareholders if they have concerns in circumstances where contact through the normal channels of Chairman, CEO or CFO has either failed to resolve or is inappropriate. Each of the non-executive directors has been appointed for a specific term, subject to annual re-election by shareholders. The independent non-executive directors comprise a majority of the board.

In line with the 2018 UK Corporate Governance Code, Karen Slatford (our Senior Independent Director) is appointed to the role of non-executive director responsible for workforce engagement, in light of her in-depth and longstanding knowledge of the Group and its businesses. The board receives regular reports on workforce engagement activities (including feedback on all areas resulting from panel sessions) for its review, consideration and action.

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

The Company Secretary is accountable to the board through the Chief Financial Officer, to whom she reports. It is the responsibility of the Company Secretary to ensure that agreed board procedures are followed and all rules and regulations are complied with. The Company Secretary’s responsibilities include facilitating the induction and professional development of directors and ensuring the smooth flow of information between board members, between the board and its committees and between non-executive directors and senior management. In addition, all directors have direct access to the advice and services of the Company Secretary. Appointment of the Company Secretary is a matter for the whole board.

The responsibilities of the Chairman, Chief Executive Officer, Senior Independent Director, board and committees have been clearly defined and set out in writing and are available to download from the investor relations section of our website.

Executive directors’ service agreements

Executive directors’ service agreements at October 31, 2021:

Executive director	Date of service contract	Notice period
Stephen Murdoch	April 16, 2014	The agreement is terminable by either party on six months’ notice
Matt Ashley [1]	May 31, 2021	The agreement is terminable by either party on six months’ notice

[1]	Joined board on July 1, 2021.

Non-executive directors’ terms of appointment
The non-executive directors’ terms of appointment are recorded in letters of appointment. The required notice from the Company and the non-executive director is three months in all cases except for the non-executive chairman who is required to give six months’ notice. The non-executive directors are not entitled to any compensation for loss of office and stand for election or re-election as appropriate at each AGM.

Details of the letters of appointment of each non- executive director who has served as a director of the Company at any time during the financial year ended October 31, 2021 are set out below:

Non-executive director	Appointment date	Expiration date
Greg Lock	February 14, 2020	February 14, 2023
Karen Slatford	July 5, 2010	July 5, 2023
Richard Atkins	April 16, 2014	April 16, 2023
Amanda Brown	July 1, 2016	July 1, 2025
Lawton Fitt	October 17, 2017	October 17, 2023
Sander van ’t Noordende	June 2, 2020	June 2, 2023
Robert Youngjohns	April 16, 2020	April 16, 2023
Pauline Campbell	October 1, 2021	October 1, 2024

All appointments of non-executive directors are subject to election by shareholders at the first AGM of the Company after appointment and to re-election on an annual basis thereafter.

Remuneration committee

Remuneration committee membership during the year ended October 31, 2021
During the financial year ended October 31, 2021, the committee comprised only of independent non-executive directors. The committee met six times during the period under review. The number of committee meetings attended by each director in the period was as follows:

Committee member	Held	Number of meetings attended
Amanda Brown (Chair)	6	6
Richard Atkins	6	5
Lawton Fitt	6	6
Greg Lock	6	6
Robert Youngjohns	6	6
Sander van ’t Noordende	6	6
Pauline Campbell[1]	1	1

1.	Pauline Campbell served as a director and member of the Remuneration committee from October 1, 2021.

The committee invited members of management to provide views and give advice on specific topics. Management did not participate in discussions relating to their own remuneration. The Group Company Secretary attended each meeting as secretary to the committee.

Terms of reference

The committee is responsible for the remuneration arrangements for executive directors and members of the executive management team, and for providing general guidance on aspects of remuneration policy throughout the Group. The terms of reference reflect the 2018 UK Corporate Governance Code issued in June 2018. The key aspects of the terms of reference are as follows:

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

The committee’s terms of reference are published on the Company’s website, https://www.microfocus.com/en-us/governance-policies/committees-of-the-board

Audit committee

Attendance at committee meetings
During the year ended October 31, 2021, the committee comprised only of independent non-executive directors. The committee met six times during the period under review. The number of committee meetings attended by each non-executive director was relative to their time in office in the period and was as follows:

Director	Held	Attended
Richard Atkins	6	6
Amanda Brown	6	6
Pauline Campbell[1]	1	1
Lawton Fitt	6	6
Karen Slatford	6	6
Robert Youngjohns	6	6

[1]	Pauline Campbell served as a director and member of the audit committee from October 1, 2021.

Composition of the committee

The Audit committee comprises Richard Atkins (who serves as its chair), Amanda Brown, Pauline Campbell, Lawton Fitt, Karen Slatford and Robert Youngjohns. All members of the committee are independent non- executive directors. The board considers that:

-
for UK purposes, the committee chair, as a chartered accountant, has recent and relevant financial experience by virtue of  previous executive and current non-executive responsibilities (details of which can be found in his biography) and that the audit committee as a whole has competence relative to the sector in which the Company operates; and

-
for US purposes, each of the Audit committee members is independent under the SEC and NYSE definitions of that term; that the committee chair is an Audit committee financial expert, is independent of management, and has accounting or related financial management expertise; and that all of the Audit committee members are financially literate.

Executive directors and senior executives (most often the Director of Finance, Director Group Finance, the Head of Tax, Head of Treasury, Head of Investor Relations and the Group Company Secretary and Head of Assurance) attend meetings by invitation as required, but do not do so as of right. Representatives of KPMG LLP (external auditor), PricewaterhouseCoopers LLP (internal auditor) and external tax advisors (when considered appropriate) also attend the committee meetings and meet privately with committee members, in the absence of executive management, prior to each committee meeting.

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

-	monitor the adequacy and effectiveness of the Company’s internal financial controls and internal controls, risk management systems and insurance arrangements;

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

Item 6.D	Employees.
The average monthly number of people employed by the Group (including executive directors for the year ended October 31, 2021, the year ended October 31, 2020 and 2019 was as follows:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing Operations
Sales and distribution	4,300	5,066	5,413
Research and development	5,272	5,091	5,056
General and administration	2,210	1,937	1,991
	11,782	12,094	12,460
Discontinued Operation
Sales and distribution	-	-	164
Research and development	-	-	170
General and administration	-	-	3
	-	-	337
Total
Sales and distribution	4,300	5,066	5,577
Research and development	5,272	5,091	5,226
General and administration	2,210	1,937	1,994
	11,782	12,094	12,797

Item 6.E	Share ownership.
Directors’ shareholdings and share interests as at October 31, 2021

Director	Shares held (owned outright)[1]
Stephen Murdoch	280,669
Matt Ashley	-
Greg Lock	535,000
Karen Slatford	14,687
Richard Atkins	13,862
Amanda Brown	3,841
Lawton Fitt	-
Robert Youngjohns	-
Sander van ’t Noordende	45,000
Pauline Campbell (from October 1, 2021)	-

[1]
Shares held (owned outright), includes any Micro Focus securities of which the director, their spouse, civil partner or dependent child has beneficial ownership. Each represents less than one per cent of the outstanding shares.

All other persons listed in Item 6.B. each beneficially owns less than one per cent of the securities issued and, as their share ownerships have not previously been made public, these are not disclosed. Details of options held are disclosed in Item 6.B. Ordinary shares held by the Group’s directors have the same voting rights as all other ordinary shares.

Please note the following changes to the above interests between October 31, 2021 and February 11, 2022:

-	The number of shares held (owned outright) by Matt Ashley increased from 0 to 43,280 as a result of purchases of Micro Focus shares by Matt Ashley and his spouse on 17 December 2021.
-	The number of shares held (owned outright) by Greg Lock increased from 535,000 to 835,000 as a result of a purchase of 300,000 Micro Focus shares by Mr. Lock on December 17, 2021.

As mentioned in Item 6.B the Group’s directors and members of key management bodies participate in the Group’s Long-term Incentive Plan, Additional Share Grants and Deferred Share Bonus Plan.  Aggregate total and information in relation to each plan for the directors and members of key management bodies as at October 31, 2021 is included below:

	Number of awards	Range of exercise prices (pence)	Range of expiry dates
Long-term Incentive Plan	3,653,755	nil to 10 pence	February 18, 2022 to March 26, 31
Additional Share Grant	405,917	nil	November 20, 2024
Deferred Share Bonus Plan	43,134	nil	February 28, 2022 to March 26, 2024
Sharesave and ESPP	36,021	nil	October 1, 2022 and April 1, 2024

The directors remain committed to the principle of employee share ownership throughout the company. Employees globally are able to participate in one of the Group’s all-employee share plans (a Sharesave plan and an Employee Stock Purchase Plan), which are intended to encourage employee share ownership and involvement in the Company’s performance. For more senior employees who are better placed to contribute to the development and performance of the Group, the Group operates a discretionary long-term incentive plan (LTIP). Details of all the Group’s share-based plans, whether operating on an all- employee or discretionary basis, are given in note 28 “Employee and directors” of the Consolidated financial statements in Item 18.

Item 7	Major Shareholders and Related Party Transactions

Item 7.A.1	Major shareholders

At February 14, 2022, being the most recent practicable date, the following percentage interests in the ordinary share capital of the Company:

	As at February 14, 2022[1]		As at February 12, 2021		As at January 27, 2020
	Ordinary shares of 10 pence each	Percentage of issued share capital %	Ordinary shares of 10 pence each	Percentage of issued share capital %	Ordinary shares of 10 pence each	Percentage of issued share capital %
Dodge & Cox	58,258,495	17.40%	57,130,923	17.01%	59,948,603	17.98%
BlackRock Inc.	20,112,160	6.00%	26,546,176	7.93%	25,467,989	7.64%
M&G Plc	16,912,423	5.05%	16,912,423	5.05%	n/a	n/a
Causeway Capital Management LLC	n/a	n/a	16,322,007	4.88%	28,237,993	8.47%

[1]	Information reflects shareholdings and percentage of issued share capital at date of last filed SC 13G/A.

Ordinary shares held by the major shareholders have the same voting rights as all other ordinary shares.

Item 7.A.2	Shareholders information

As at February 11, 2022, the proportion of Ordinary Shares represented by ADSs with a registered address in the United States was 27.34% of the total issued share capital of the Company. The proportion of Ordinary shares with a registered address in the United States was 0.03% of the total issued share capital of the Company. As at February 11, 2022, there were 1,036 registered holders of Ordinary Shares, of which 23 were based in the USA and there were 39,215 record holders of the ADSs, of which 33,503 were based in the USA.

Item 7.B	Related party transactions.

This is set out in note 29 “Related party transactions” of the Consolidated financial statements in Item 18.

Item 7.C	Interests of experts and counsel.

Not applicable.

Item 8	Financial Information

Item 8.A	Consolidated Statements and Other Financial Information.

The Consolidated financial statements filed as part of this Annual Report on Form 20-F are included in Item 18.

Item 8.A.7	Litigation, Proceedings and Investigations.

The Group is involved in various lawsuits, claims, investigations, and proceedings including those consisting of IP, commercial, employment, employee benefits, and environmental matters, which arise in the ordinary course of business. The Separation and Distribution Agreement, dated as of September 7, 2016, between Seattle SpinCo, Inc. and HPE (the “SDA”) includes provisions that allocate potential financial responsibility for litigation involving the parties, as well as provide for cross-indemnification of the parties against potential liabilities to one party arising out of potential liabilities allocated to the other party.  In addition, as part of the SDA, HPE and Seattle have agreed to cooperate with each other in managing litigation that relates to both parties’ businesses. The Group records a liability when it believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. Litigation is inherently unpredictable. However, the Group believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be significantly affected in any particular period by the resolution of one or more of these contingencies. The Group believes it has recorded adequate provisions for any such matters and, as of October 31, 2021, it was not reasonably possible that a material loss had been incurred in connection with such matters in excess of the amounts recognized in its financial statements.

Litigation, Proceedings and Investigations

Forsyth, et al. vs. HP Inc. and HPE:
This purported class and collective action was filed on August 18, 2016 and a Fourth Amended (and operative) Complaint was filed on July 9, 2020, in the United States District Court for the Northern District of California, against HP Inc. and Hewlett Packard Enterprise Company (“HPE”) alleging defendants violated the Federal Age Discrimination in Employment Act (“ADEA”), the California Fair Employment and Housing Act, California public policy and the California Business and Professions Code by terminating older workers and replacing them with younger workers. Plaintiffs seek to certify a nationwide collective action under the ADEA comprised of all individuals aged 40 and older who had their employment terminated by Hewlett-Packard Company (“HP Co.”) or HP Inc.  pursuant to a work force reduction (“WFR”) plan on or after December 9, 2014 for individuals terminated in deferral states and on or after April 8, 2015 in non-deferral states. Plaintiffs also seek to certify a Rule 23 class under California law comprised of all persons 40 years of age or older employed by defendants in the state of California and terminated by HP Co. or HP Inc. pursuant to a WFR plan on or after August 18, 2012. Plaintiffs seek to certify a similar purported ADEA collective and Rule 23 California state law class against HPE, but the time period for that collective and class begin on November 1, 2015.  Excluded from the putative collectives and classes are those who (a) signed a Waiver and General Release Agreement at termination, or (b) signed an Agreement to Arbitration Claims.  The court granted conditional certification of the ADEA collectives and notice has been distributed to the potential opt-in plaintiffs.

Ross and Rogus vs HPE:
On November 8, 2018, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara alleging that HPE pays its California-based female employees “systemically lower compensation” than HPE pays male employees performing substantially similar work.  The complaint alleges various California state law claims, including California’s Equal Pay Act, Fair Employment and Housing Act, and Unfair Competition Law, and seeks certification of a California-only class of female employees employed in certain “Covered Positions.”  The complaint seeks damages, statutory and civil penalties, attorneys’ fees, and costs.

Wapp Tech Limited Partnership et al. v. Micro Focus International plc:
On July 2, 2018, Wapp Tech Limited Partnership and Wapp Tech Corp (collectively “Wapp”) brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing three patents in connection with Micro Focus’ sale of certain products in the ADM product line, including LoadRunner and Performance Centre.

The case was tried during the second quarter of fiscal year 2021 and, on March 5, 2021, the jury delivered a verdict in favor of Wapp and awarded damages totaling approximately $172.5 million. On April 22, 2021, the Court denied Wapp’s request for enhanced damages and entered final judgment based on the jury award of approximately $172.5 million. On May 5, 2021, Wapp filed a motion for prejudgment and post judgment interest, seeking approximately $18.4 million in prejudgment interest.

On May 20, 2021, Micro Focus filed a motion for judgment of non -infringement as a matter of law and/or a new trial, including on the question of damages. Additionally, on June 3, 2021, Micro Focus filed an opposition to Wapp’s request for approximately $18.4 million in prejudgment interest.

While Micro Focus continues to maintain that it has not and does not infringe Wapp’s patents, that those patents are invalid, and that Micro Focus has strong grounds for appeal, the Company reached a settlement with Wapp for payment of $67.5 million to completely resolve the dispute for itself and its customers without admission of liability. Pursuant to the settlement, the Company has been granted a fully paid-up, worldwide, irrevocable licence for the patents asserted by Wapp for current and future Micro Focus products and services, covering the Company as well as its customers. The Wapp litigation has been dismissed with prejudice, as have two related customer suits.  In line with our accounting policy, the cost of recording this provision has been treated as an exceptional cost in the Consolidated Statement of Comprehensive Income for the year ended October 31, 2021.

Securities Litigation:
Micro Focus is involved in two lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934 based upon purportedly false and misleading statements or omissions in offering documents issued in connection with the HPE software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration and based upon other purportedly false and misleading statements. Those matters are as follows:

•
In re Micro Focus International plc Securities Litigation is a putative class action on behalf of holders of Micro Focus ADS filed on May 23, 2018 in the United States District Court for the Northern District of California against Micro Focus and certain current and former directors and officers, among others.  On July 26, 2018, the court transferred the case to the United States District Court for the Southern District of New York.  The lawsuit alleges violations of the Securities Act and of the Exchange Act.  The parties participated in a mediation during the second quarter of year ended October 31, 2021during which the parties reached an agreement to settle the case for payment of $15 million to the settlement class. The proposed settlement is subject to the court’s approval.  The settlement amount will be paid from insurance coverage. The Company and all defendants have denied, and continue to deny, the claims alleged in the case and the settlement does not reflect any admission of fault, wrongdoing, or liability as to any defendant.

•
re Micro Focus International plc Securities Litigation is another putative class action on behalf of holders of Micro Focus filed on March 28, 2018, in the Superior Court of California, County of San Mateo against Micro Focus International plc and certain current and former directors and officers, among others. Six additional purported holders of Micro Focus ADS filed putative class actions in the same court, and the court consolidated all cases.  The lawsuit alleges violations of the Securities Act. On November 19, 2021, the court certified a class of all persons and entities who purchased Micro Focus ADSs pursuant to SEC filings issued in connection with the merger of Micro Focus and Hewlett Packard Enterprises.  The California matter remains pending.

Item 8.A.8	Policy on dividend distributions

Dividends

In terms of dividend policy, the Group initially aims to pay a dividend which is approximately 5x covered by the Adjusted profit after tax of the Group in each financial period (defined as profit after tax excluding the effects of share-based compensation, amortization of purchased intangible assets and exceptional items including gain on disposal of discontinued operation). The Group’s aim is then to increase the percentage of profits distributed to shareholders as the Group executes its strategy of stabilizing the business.

An interim dividend of 8.8 cents per share was paid in the year ended October 31, 2021. The directors announced a final dividend of 20.3 cents per share payable on February 8, 2022. The total dividend per share in the year was 29.1 cents.

The dividend will be paid in Sterling and the sterling amount per share will be fixed and announced approximately two weeks prior to the payment date, based on the average spot exchange rate over the five business days preceding the announcement date. The dividend will be paid on April 21, 2022 to shareholders on the register at March 11, 2022.

This total dividend is 29.1cents per share, which is an increase of 87.7% on the year ended October 31, 2020 of 15.50 cents per share.

For further information on dividends please refer to note 8 “Dividends” of the Consolidated financial statements in Item 18.

Item 8.B	Signiﬁcant Changes.

There has been no significant change to our financial conditions or results of operations since October 31, 2021 other than those items disclosed in note 33 “Post balance sheet events” of the Consolidated financial statements in Item 18.

See “Item 8.A.7. Information on the Company — Legal Proceedings” for information with respect to legal proceedings to which we may be subject from time to time.

Item 9	The Offer and Listing.

Item 9.A	Offer and listing details.

The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADR”) under a sponsored ADR facility with Deutsche Bank, as depositary. We established this facility in August 2017. Each ADS represents one ordinary share.

Ordinary shares are traded on the London Stock Exchange under the symbol “MCRO.L”. The ADSs trade on the New York Stock Exchange under the symbol “MFGP”.

Item 9.B	Plan of distribution.

Not applicable

Item 9.C	Markets.

Micro Focus International plc is listed on the London Stock Exchange. The Company’s American Depositary Shares (the “ADSs”) are listed on the New York Stock Exchange.

Item 9.D	Selling shareholders.

Not applicable.

Item 9.E	Dilution.

Not applicable.

Item 9.F	Expenses of the issue.

Not applicable.

Item 10	Additional Information.

Item 10.A	Share capital.

Not applicable.

Item 10.B	Memorandum and articles of association.

The Articles of association were included in Item 10 B. in the Annual Report on Form 20-F for the year ended October 31, 2019 on pages 107 to 110. There were no changes in the year to October 31, 2021 and 2020.

Item 10.C	Material contracts.

Bank borrowings

Changes in the year ended October 31, 2020

Refer to Item 10 C. in the Annual Report on Form 20-F for the year ended October 31, 2020 on page 69.

Changes in the year ended October 31, 2021

On January 17, 2022, the Group announced the refinancing of $1.6 billion of existing term loans. This refinancing comprised a €750 million and a $750 million Senior Secured Term Loan B. The new 5-year Facilities have been used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility issued by MA FinanceCo., LLC due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities issued by Seattle SpinCo, Inc., ($750 million refinance, $1,678 million remaining) and MA FinanceCo., LLC, ($359.5 million B-3 fully replaced by additional Euro borrowing) due June 2024.

The new 5-year Facilities incurs interest at 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche. This represents an increase in annualized interest costs of approximately $23.0 million.

Post year end the Group successfully extended its revolving credit facility and reduced it to $250 million and with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025.

Following these refinancing activities, the Group’s earliest debt maturity continues to be in June 2024.

Please refer to Exhibit 4.1 “Credit Agreement, among Micro Focus International plc, Micro Focus Group Limited, MA FinanceCo., LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.” and Exhibit 4.2 “Credit Agreement, among Micro Focus International plc, Micro Focus Group Limited, Seattle SpinCo, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.”.

Item 10.D	Exchange controls.

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

Item 10.E	Taxation.

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

Item 10.F	Dividends and paying agents.

Not applicable.

Item 10.G	Statement by experts.

Not applicable.

Item 10.H	Documents on display.

Copies of our Memorandum and Articles of Association can be found as exhibits of the Group’s Annual Report on Form 20-F for the year ended October 31, 2019 which is available at https://microfocus.com/media/investor-reports/form-20-f-for-12-months-ending-the-31-october-2019-report.pdf and has been filed with the SEC. The Memorandum and Articles of Association along with certain other documents referred to in this Annual Report on Form 20-F are available for inspection at our registered office at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom (c/o the Company Secretary) during usual business hours upon reasonable prior request.

Item 10.I	Subsidiary Information.

Not applicable.

Item 11	Quantitative and Qualitative Disclosures About Market Risk.

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

Derivative and non-derivative financial instruments used for hedging purposes are further discussed below.

Financial Instruments

The tables below sets out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

Measurement category		Carrying value October 31, 2021	Fair value 2021	Fair value Hierarchy 2021/2020	Carrying value October 31, 2020
		$m			$m
Financial assets:
Non-current
Long-term pension asset	FV OCI	17.1	Fair value insurance based input	Level 3	18.2
Current
Cash and cash equivalent	Amortised cost	558.4	-	-	737.2
Trade and other receivables	Amortised cost	784.2	-	-	648.6
Contract assets	Amortised cost	62.0	-	-	33.7
		1,421.7			1,437.7

Financial liabilities:
Non-current
Derivative financial instruments – interest rate swaps[1]	FV OCI	-	Fair value Bank Institutions	Level 2	77.9
Borrowings (gross)[2]	Amortised cost	4,566.0	4,556.5	-	4,699.0
Lease obligations	Amortised cost	119.6	-	-	168.2
Current
Derivative financial instruments – interest rate swaps[1]	FV OCI	35.7	Fair value Bank Institutions	Level 2	-
Borrowings (gross)[2]	Amortised cost	42.0	41.9	-	34.2
Lease obligations	Amortised cost	74.9	-	-	82.2
Trade and other payables – accruals	Amortised cost	440.1	-	-	419.2
		5,278.3			5,480.7
[1]
Derivative interest rate swaps are measured at fair value in other comprehensive income (“FVOCI”) as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as fair value through profit and loss (“FVTPL”).

[2]
Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,548.4 million (2020: $4,640.3 million). Total borrowings (gross) are shown in this table as $4,608.0 million (2020: $4,733.2 million) for the fair value comparison.

For trade and other receivables, cash and cash equivalents, provisions, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Borrowings with a carrying value of $4,548.4 million (2020: $4,640.3million) (note 18 “Borrowings” of the Consolidated financial statements in Item 18) including unamortised prepaid facility fees and discounts, have a fair value estimate of $4,598.4 million (2020: $4,535.1 million) based on trading prices obtained from external banking providers as at October 31, 2021.

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

On January 19, 2022, the Group executed a new 1m USD SOFR swap with a notional value of $750 million and a maturity date of February 28, 2027. The forward swap is effective on September 21, 2022 with a fixed interest rate of 1.656% swapped against the variable 1m SOFR USD rates.

The Group’s borrowing facilities do not contain any covenants with respect to interest cover ratios.

	October 31, 2021	October 31, 2020
Interest rate risk	$m	$m
Interest rate swaps (receive variable, pay fixed)

Fair value of Derivative liability (total of 4 swaps)	(35.7)	(77.9)
Notional amount (4 x $562.5 million)	2,250.0	2,250.0
Maturity date	September 30, 2022	September 30, 2022
Change in fair value of outstanding hedging instruments (OCI hedging reserve excluding deferred tax)	42.2	(41.3)
Change in value of hedging instruments (as above adjusted for impact of credit risk)	41.9	(39.9)
Hedging ratio	1.1	1.1

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

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a 0% floor) plus a current margin of 2.75% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.699%. For the year to October 31, 2021, net interest (finance cost) paid for the swaps amounted to $41.3 million. For the life of the swap, net interest paid to date amounted to $58.5 million.

Non-Derivative financial instruments – Designated Euro borrowings

	October 31, 2021	October 31, 2020
Foreign exchange risk	$m	$m
Notional amounts for Designated Euro borrowing
Euro B-1 2020 tranche €600 million (Borrowings maturity date: June 2025)	676.0	700.3
Foreign exchange (loss) on revaluation transferred to OCI-CTA - no sources of ineffectiveness observed in review	6.5	(34.5)
Euro 2017 tranche €453 million (Borrowings maturity date: June 2024)	510.9	528.5
Foreign exchange (loss) on revaluation transferred to OCI-CTA - no sources of ineffectiveness observed in review	4.8	(24.2)
Hedge ratio for each of the two Net investment hedges	1:1	1:1

The Group has designated two tranches of non-derivative Euro borrowings in two hedge relationships The borrowings in place have a designated initial carrying value of approx. €1.03 billion (note 18 “Borrowings” of the Consolidated financial statements in Item 18.) hedged against Euro designated net investments in foreign operations.

The specific risk management objective is to carry out a net investment hedge in the consolidated financial statements of the Group, to reduce the foreign currency translation exposure arising from the Group’s investments in foreign entities with Euro functional currency through the use of Euro currency borrowings as hedging instruments as permitted by the Group’s Treasury policy.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Indian Rupee, Israeli Shekel, Japanese Yen, Canadian Dollar, Australian Dollar and the Chinese Yuan. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations where the transactions are denominated in a currency that is not the entity’s functional currency.

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

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group’s reporting currency of US Dollars. As at October 31, 2021 two net investment hedges totaling €1.03 billion have been designated using non-derivative Euro debt instruments to minimize the volatility in shareholder’s equity arising from foreign currency translation (October 31, 2020 two net investment hedges totaling €1.05 billion).

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

The impact on the Consolidated statement of comprehensive income of foreign exchange losses in the year ended October 31, 2021 of $0.1 million (2020: $29.7 million loss).

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

	Group exposure	+/- 5%	+/- 10%
Key aggregate currency exposures*	$m	$m	$m
Euro (EUR)	1,504.6	75.2	150.4
GB Pounds (GBP)	156.7	7.8	15.6
Indian Rupee (INR)	64.4	3.2	6.4
Japanese Yen (JPY)	53.0	2.7	5.3
Australian Dollar (AUD)	32.5	1.6	3.3
Canadian Dollar (CAD)	31.9	1.6	3.2
Israeli Shekel (ILS)	29.5	1.5	3.0
Chinese Yuan (CNY)	27.3	1.4	2.7
Swedish Krona (SEK)	24.3	1.2	2.4
United Arab Emirates Dirham (AED)	24.2	1.2	2.4
Czech Koruna (CZK)	12.0	0.6	1.2
Mexican Peso (MXN)	10.4	0.5	1.0
Turkish Lira (TRY)	10.2	0.5	1.0
Danish Krone (DKK)	10.1	0.5	1.0

* Presenting aggregate foreign exchange exposures in excess of $10 million equivalent.

Interest rate exposure

Borrowings exposures to variable interest rate changes (based on gross debt excluding the effects of hedging)	Group exposure	LIBOR, EURIBOR +1%
	$m	$m
Euro	1,186.9	11.9
US dollar	3,421.1	34.2
Total Gross Debt	4,608.0	46.1

Item 12	Description of Securities Other than Equity Securities.

Item 12.A	Debt Securities.

Not applicable

Item 12.B	Warrants and rights.

Not applicable.

Item 12.C	Other Securities

Not applicable.

Item 12.D	American Depositary Shares

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

The Depositary charges a fee for the operation and maintenance of administering the ADSs. The total fees charged by the Depositary are unchanged at $0.02 per ADS charged twice per year.

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

Fees and payments made by the Depositary to Micro Focus

Under the terms of the contractual arrangements set out in the separate agreement between Micro Focus and the Depositary referred to above, Micro Focus received a total of approximately US$3.0 million from the Depositary, comprising fees charged in respect of the semi-annual service fee collection for November 2020 and April 2021. In addition to this, following the 2021 AGM the Depository paid $0.3 million to 3rd parties on behalf of Micro Focus.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14	Material Modiﬁcations to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15	Controls and Procedures.

Item 15.A	Disclosure Controls and Procedures.

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

Based on their most recent evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2021, the Company’s disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below. Notwithstanding the material weakness described below, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the audited consolidated financial statements contained in this Annual Report on Form, 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS. In addition, the material weaknesses described below did not result in a material misstatement to the financial statements.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

Item 15.B	Management’s annual report on internal control over financial reporting

As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange (“NYSE”) the Group, as part of its disclosure and reporting obligations in the United States, is required to furnish this Annual Report by its management on its internal controls over financial reporting, including an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) as at October 31, 2021.

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

Management assessed the effectiveness of internal controls over financial reporting as at October 31, 2021 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based on the assessment, management concluded that its internal control over financial reporting was not effective due to the following material weakness: In July, the Company completed the migration to its new enterprise-wide application platform (“Enterprise Platform”) which included new business controls and IT general controls (“ITGC’s). There was not sufficient time to allow ITGC’s and related business controls to operate effectively by October 31, 2021. In aggregate, these control deficiencies impact all financial reporting processes and constitute a material weakness. This material weakness did not result in material misstatement to the financial statements.

Our Consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, which has issued an attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting, with respect to this material weakness in this Annual Report on Form 20-F.

Item 15.C	Attestation report of the registered public accounting ﬁrm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Micro Focus International plc.:

Opinion on Internal Control Over Financial Reporting

We have audited Micro Focus International plc and subsidiaries’ (the Company) internal control over financial reporting as of October 31, 2021, based on Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of October 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2021, the summary of significant accounting policies and the related notes (collectively, the Consolidated financial statements), and our report dated February 24, 2022 expressed an unqualified opinion on those Consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment related to ineffective IT general controls and related business controls following the migration to a new enterprise platform in July 2021. In aggregate, these deficiencies impact all financial reporting processes and constitute a material weakness. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2021 Consolidated financial statements, and this report does not affect our report on those Consolidated financial statements.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
London, United Kingdom
February 24, 2022

Item 15.D	Changes in internal control over financial reporting.

In the period, the Group completed the migration from legacy IT applications and infrastructure to the Enterprise Platform. The Enterprise Platform enables further improvement to process and controls. Improvements for the business include refining functional process and organisational simplification as referred to in Item 3.D, Item 5.A and Item 5.D. The migration was successfully completed in two planned phases, the first completed in January 2021 and the second completed in July 2021. The majority of the work was carried out within the requirements of remote working under COVID-19 restrictions. The timing of the phases meant that there was insufficient time prior to the financial year end to allow ITGC’s and related business controls to operate effectively.

During the period the Group continued to monitor and maintain the framework of SOX compliant internal controls under its central SOX Compliance Program (“SCP”) on the legacy systems as well as preparing and implementing controls for the Enterprise Platform. The SCP worked together with a specialist team from its outsourced internal audit partner, PwC. Governance for the SCP included a cross-functional SOX steering group (“SSG”). In addition, the cross functional disclosure committee continued to meet to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibilities in connection with the accuracy of financial reporting. The Group strengthened internal compliance by the appointment of an additional team from PwC to work alongside the business and the Enterprise Platform implementation project team to carry out end-to-end process mapping and support Risk and Control Matrix (“RACM”) development for the new Enterprise Platform controls. A key work stream of the SCP also relates to the adequacy of ITGCs. The work undertaken as part of the SCP identified a number of areas for improvement in the Group’s ITGCs. A remediation plan was agreed, which forms part of the SCP. Work in this area was carried out under an IT SOX Compliance Group chaired by the Chief Information Security Officer (CISO) reporting to the main SSG.

In the year, the Group has also reviewed its entity-level controls including continued supplementary SOX training plan across relevant parts of the Group. As part of the overall governance, the SSG continues to monitor potential adverse impacts of organisational change to the SCP.

In the 2020 Form 20-F the Group reported certain weaknesses in its internal control over financial reporting, which under Public Company Accounting Oversight Board auditing standards were considered to be a material weakness. The material weakness related to the fact that Company did not have adequate controls at that time surrounding existing IT applications, in particular regarding change management and access control. These controls and control deficiencies were then superseded in the year by the controls on the Enterprise Platform.

Remediation

The Group continues its work under the SCP to remediate the material weakness and other control deficiencies, and any other matters, which arise during its progress towards SOX compliance. As the business commenced the new financial year operating on the Enterprise Platform it has also been able to implement an enhanced testing program for year ended October 31, 2022.

To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The material weakness, control deficiencies and other matters may not be able to be remediated by October 31, 2022, and there is a risk that other deficiencies for the purposes of SOX may be identified. Failure to correct the material weakness, or our failure to discover and address any other material weakness or control deficiencies, could result in inaccuracies in our financial statements, and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. It could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group’s financial statements and could have a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Item 16

Item 16.A	Audit committee audit report expert

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

Item 16.B	Code of ethics

Micro Focus has adopted an updated code of ethics in the year ended October 31, 2021 (the Micro Focus Code of Conduct) which applies to all employees including the Chief Executive Officer and Chief Financial Officer and other senior financial management. This code of ethics is available on our website (https://www.microfocus.com/media/guide/micro_focus_code_of_conduct_guide.pdf). The information on our website is not incorporated by reference into this report.

The Code of Ethics is included as Exhibit 11.1 MF Code of Conduct Guide.

Item 16.C	Principal accountant fees and services

During the years ended October 31, 2021, 2020 and 2019, the Group obtained the following services from the Group’s auditors as detailed below:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Audit of Company	8.0	7.2	12.8
ICOFR	4.7	2.7	3.0
Audit of subsidiaries	2.8	2.9	3.9
Total audit fees	15.5	12.8	19.7

Audit-related assurance fees	0.5	0.6	0.6
Other assurance services	-	-	-
Total audit related fees	0.5	0.6	0.6

Tax compliance services	-	-	-
Tax advisory services	-	-	0.1
Tax fees	-	-	0.1

All other fees	-	-	-

Total	16.0	13.4	20.4

The fees represent fees paid to KPMG LLP, as the current auditor.

There were no other fees in the years ended October 31, 2021, 2020 and 2019.

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

The committee is satisfied that the independence and objectivity of the external auditors has been maintained throughout the year ended October 31, 2021 and to the date of this report.

Item 16.D	Exemptions from the listing standards for audit committees

Not applicable.

Item 16.E	Purchase of equity securities by the issuer and affiliated purchases

The purchase of shares shown in the table below were made on behalf of the Group’s all-employee share plans (a Sharesave plan and an Employee Stock Purchase Plan see Item 6E for further details on these plans) by the Micro Focus Employee benefit trust (“EBT”). The EBT is included in the consolidated financial statements in Item 18 therefore these purchases are treated as Treasury shares; however, they are owned by the EBT and can only be used to settle employee benefits for eligible employees.

Period	Total Number of Shares purchased		Average price paid per share	Total Number of Shares purchased as part of publicly announced plans or programs	Maximum number of Shares that may yet be purchased under the plans or programs
November 1, 2020 to November 30, 2020	-		-	-	-
December 1, 2020 to December 31, 2020	-		-	-	-
January 1, 2021 to January 31, 2021	-		-	-	-
February 1, 2021 to February 28, 2021	-		-	-	-
March 1, 2021 to March 31, 2021	4,000,000	[1]	$6.81	-	-
April 1, 2021 to April 30, 2021	-		-	-	-
May 1, 2021 to May 31, 2021	-		-	-	-
June 1, 2021 to June 30, 2021	-		-	-	-
July 1, 2021 to July 31, 2021	-		-	-	-
August 1, 2021 to August 31, 2021	-		-	-	-
September 1, 2021 to September 30, 2021	-		-	-	-
October 1, 2021 to October 31, 2021	-		-	-	-
Total	4,000,000		$6.81	-	-
1 During the year ended October 31, 2021 the Micro Focus Employee Benefit Trust (“EBT”) purchased four million of the Group’s shares in open-market transactions. The EBT will hold these shares to satisfy future exercises of share options.

Item 16.F	Change in Registrant’s certifying accountant

Not applicable.

Item 16.G	Corporate Governance

Principles

Micro Focus International plc (the “Company”) has a primary listing on the London Stock Exchange. As such, it is required to comply with the UK Corporate Governance Code (the “Code”). For the year ended October 31, 2021 this was the edition of the Code published by the UK’s Financial Reporting Council in July 2018.

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

Throughout the year ended October 31, 2021 and to the date of this report, the Board considers that the Company has been in compliance with the principles of the Code, and with each of its provisions, save for one element of Provision 38 in relation to the alignment of pension contribution rates.  Under Provision 38 the Company is partially compliant with this provision and will be fully compliant in the alignment of pension contribution rates for the executive directors with the wider workforce at the end of 2022. The pension contribution rate for Stephen Murdoch will be aligned at the end of 2022 as set out in the Directors’ Remuneration Policy which was approved by shareholders at the 2020 Annual General. The rate for Matt Ashley is already aligned, and the rates for any new director on joining would be aligned with the wider workforce.

Non-executive directors’ Independence

Each of the non-executive directors who served during the period November 1, 2020 to October 31, 2021, was considered by the Board to be independent. Karen Slatford1 was appointed to the Board in July 2010 and has now served for more than ten years. The Board has specifically considered whether this was likely to affect, or could appear to affect, her independence and concluded that she continued to demonstrate independence in thought and judgement, noting that there were no other relationships or circumstances that could affect her independence. The independent non-executive directors comprise a majority of the Board. In accordance with the Companies Act 2006, the Company has put in place procedures to deal with conflicts of interest, which have operated effectively. The board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. Any changes to these commitments are reported to the board.

The non-executive directors meet together regularly without the presence of executive directors.  In addition, the Senior Independent Director meets with the non-executive and executive directors at least once a year to review the performance of the Non-Executive Chairman and to consider whether to recommend his re-election, providing feedback directly to the Chairman.

1 As announced on February 8, 2022, Karen Slatford has informed the Board of her intention to retire as a director of Micro Focus International Plc, following the conclusion of the 2022 Annual General Meeting and consequently will not be seeking re-election.

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

Each Board Committee has clearly defined terms of reference approved by the Board setting out their respective authority and duties.  The terms of reference for each committee can be found on the Company’s website at https://www.microfocus.com/en-us/governance-policies/committees-of-the-board

Under the US Securities Exchange Act of 1934 and the NYSE Listed Company Manual, the Company is required to have an audit committee that is comprised of at least three members from the independent non-executive directors of the Company’s Board. Our Audit Committee complies, and during the year ended October 31, 2021 has complied, with these requirements. As stated in Item 16.A. above, the Board has determined that Richard Atkins possesses ‘accounting or related financial management expertise’, as required by section 303A.07 (a) of the NYSE Listed Company Manual. Richard Atkins also possesses the financial and audit committee experience set forth in the Code.

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

Corporate Governance Guidelines

Section 303A.09 of the NYSE Listed Company Manual requires listed companies to adopt and disclose corporate governance guidelines. As noted above, in line with its obligations under the UK’s Listing Rules the Company applies the UK Corporate Governance Code and, as required by the Listing Rules, the UK Annual Report contains an explanation of (i) how it has applied the principles of the Code, and (ii) whether it complies in full with the Code’s provisions, or, where it does not, providing an explanation of any non-compliance and the reasons for this (LR 9.8.6).

In addition, the Company is required to make certain mandatory corporate governance statements in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7, which are also included in the Group’s UK Annual Report and Accounts available on the Group’s website https://www.microfocus.com/en-us/investors/investor-download-centre.

Code of Business Conduct and Ethics
The Micro Focus Code of Conduct is available on the Company’s website at www.microfocus.com.

Item 16.H	Mine Safe Disclosure

Not applicable.

Item 16.I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17	Financial Statements

Not applicable.

Item 18	Financial Statements

The financial statements filed as part of this Annual Report on Form 20-F are included in Item 18 on pages F-1 through F-92 hereof.

Item 19	Exhibits

The following exhibits are filed as part of this report:

2.1	Description of the rights of each class of securities registered under Section 12 of the Exchange Act

4.1
Credit Agreement amendments, among Micro Focus International plc, Micro Focus Group Limited, MA FinanceCo., LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.

4.2
Credit Agreement amendments, among Micro Focus International plc, Micro Focus Group Limited, Seattle Spinco, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.

11.1	Code of conduct

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Stephen Murdoch under Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Matt Ashley under Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Date File because its XBRL tags are embedded with the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Micro Focus International plc

/s/ Stephen Murdoch

Stephen Murdoch

Chief Executive Officer

Date:  February 24, 2022

Consolidated financial statements and notes

F-2	Reports of Independent Registered Public Accounting Firms
F-4	Consolidated statement of comprehensive income
F-6	Consolidated statement of financial position
F-8	Consolidated statement of changes in equity
F-11	Consolidated statement of cash flows
F-12	Summary of significant accounting policies
F-26	Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Micro Focus International plc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated statements of financial position of Micro Focus International plc and subsidiaries (the Company) as of October 31, 2021 and 2020, the related Consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended October 31, 2021, the summary of significant accounting policies, and the related notes (collectively, the Consolidated financial statements). In our opinion, the Consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2021 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in note I.Q, the Company changed its method of accounting for leases as of November 1, 2019 due to the adoption of IFRS 16, Leases.

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

Identification of performance obligations in certain multi-element customer contracts containing licences

As discussed in Note 2 to the Consolidated financial statements, the Company’s total licence revenue recognized in the year ended October 31, 2021 was $688.6 million, a portion of which related to licence revenue from certain multi-element customer contracts. As discussed in Note II.D, the Company makes significant judgements to identify each separate performance obligation in multi-element contracts (for example granting of licences, maintenance, SaaS & other recurring and consulting services) which may impact the timing of revenue recognition.

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

Evaluation of Goodwill Impairment Analysis

As discussed in Note 10 to the Consolidated financial statements, the goodwill balance as at October 31, 2021 was $3,725.5 million, which related to the Company’s single cash generating unit (“CGU”). No impairment was recognized in the period. The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

We identified the evaluation of goodwill impairment analysis as a critical audit matter. The estimated recoverable amount of the CGU uses forward-looking estimates that involve a high degree of subjective auditor judgement, in addition to specialized skills and knowledge to evaluate. Specifically, the key assumptions of the discount rate and annual revenue growth rate by product group in the initial five-year forecast (revenue growth rates) were challenging to test as reasonably possible changes to those assumptions had a significant effect on the Company’s assessment of the recoverable amount of the CGU.

The following are the primary procedures we performed to address this critical audit matter.

•	We compared the Company’s historical annual revenue growth rates to actual results to assess the Company’s ability to accurately forecast future revenue growth.
•	We evaluated the reasonableness of the Company’s forecasted revenue growth rates by comparing them to previous projections, relevant industry trends and current market indices.
•
We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used in the valuation against a discount rate range that was independently developed using publicly available market data for comparable companies

/s/ KPMG LLP
We have served as the Company’s auditor since 2017.

London, United Kingdom
February 24, 2022

Consolidated statement of comprehensive income
for the Year ended October 31, 2021

Continuing operations	Note	Year ended October 31, 2021 $m	Year ended October 31, 2020 $m	Year ended October 31, 2019 $m
Revenue	2	2,899.9	3,001.0	3,348.4
Cost of sales		(776.3)	(702.7)	(789.9)
Gross profit		2,123.6	2,298.3	2,558.5
Selling and distribution expenses		(1,344.6)	(1,112.1)	(1,224.8)
Research and development expenses		(521.8)	(513.6)	(491.2)
Administrative expenses		(522.8)	(3,334.0)	(620.8)
Operating loss		(265.6)	(2,661.4)	221.7
Finance costs	6	(253.9)	(281.6)	(282.4)
Finance income	6	1.7	2.6	26.6
Net finance costs	6	(252.2)	(279.0)	(255.8)
Loss before tax		(517.8)	(2,940.4)	(34.1)
Taxation	7	82.7	(34.2)	16.0
Loss from continuing operations		(435.1)	(2,974.6)	(18.1)
Profit from discontinued operation (attributable to equity shareholders of the Company)	30	10.7	5.1	1,487.2
Loss for the year		(424.4)	(2,969.5)	1,469.1
Attributable to:
Equity shareholders of the Company		(424.4)	(2,969.5)	1,468.8
Non-controlling interests		-	-	0.3
Loss for the year		(424.4)	(2,969.5)	1,469.1

The accompanying notes form part of the financial statements.

Consolidated statement of comprehensive income
for the Year ended October 31, 2021

	Note	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
(Loss)/profit for the year		(424.4)	(2,969.5)	1,469.1
Other comprehensive income/(expense) for the year:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial gain/(loss) on pension schemes liabilities	22	33.4	(0.4)	(26.2)
Actuarial gain on non-plan pension assets	22	0.2	0.4	0.3
Deferred tax movement on pension schemes		-	(5.0)	13.0
Discontinued operation:
Actuarial gain on pension schemes liabilities	22	-	-	0.1
Actuarial gain on non-plan pension assets	22	-	-	0.1
Currency translation differences - discontinued operation		-	-	(1.5)
Continuing operations: Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	27	42.2	(41.3)	(122.9)
Current tax movement on cash flow hedge movements	27	(8.0)	7.8	23.3
Deferred tax movement on currency translation differences		(7.8)	(8.7)	14.0
Current tax movement on Euro loan foreign exchange hedging		6.0	-	-
Deferred tax movement on Euro loan foreign exchange hedging		(8.1)	11.1	-
Currency translation differences		68.6	(67.0)	(206.2)
Other comprehensive income/(expense) for the year		126.5	(103.1)	(306.0)
Total comprehensive expense for the year		(297.9)	(3,072.6)	1,163.1
Attributable to:
Equity shareholders of the Company		(297.9)	(3,072.6)	1,162.8
Non-controlling interests		-	-	0.3
Total comprehensive expense for the year		(297.9)	(3,072.6)	1,163.1

Total comprehensive (expense)/income attributable to the equity shareholders of the Company arises from:
Continuing operations		(308.6)	(3,077.7)	(322.8)
Discontinued operation		10.7	5.1	1,485.9
Total comprehensive expense for the year		(297.9)	(3,072.6)	1,163.1
Earnings per share (cents)
From continuing and discontinued operations		cents	cents	cents
- basic	9	(126.12)	(884.63)	388.50
- - diluted		(126.12)	(884.63)	384.35
From continuing operations
- basic	9	(129.30)	(886.15)	(4.87)
- - diluted		(129.30)	(886.15)	(4.87)
Earnings per share (pence)
From continuing and discontinued operations				Pence
- basic	9	(91.78)	(692.26)	305.07
- - diluted		(91.78)	(692.26)	301.81
From continuing operations
- basic	9	(94.09)	(693.45)	(3.82)
- - diluted		(94.09)	(693.45)	(3.82)

The accompanying notes form part of the financial statements.

Consolidated statement of financial position

	Note	October 31, 2021 $m	October 31, 2020 $m
Non-current assets
Goodwill	10	3,725.5	3,835.4
Other intangible assets	11	4,331.2	5,383.0
Property, plant and equipment	12	75.4	93.7
Right-of-use assets	19	153.2	207.2
Long-term pension assets	22	17.1	18.2
Contract-related costs	15	31.9	35.7
Non-current tax receivable	7	48.0	-
Deferred tax asset	7	15.0	-
Other non-current assets	13	42.2	31.8
		8,439.5	9,605.0
Current assets
Trade and other receivables	14	886.3	731.4
Contract-related costs	15	33.0	27.9
Current tax receivables	7	59.1	45.3
Cash and cash equivalents	16	558.4	737.2
		1,536.8	1,541.8
Current assets classified as held for sale	30	370.3	-
		1,907.1	1,541.8
Total assets		10,346.6	11,146.8
Current liabilities
Trade and other payables	17	513.0	503.5
Borrowings	18	24.3	21.4
Lease obligations	19	74.9	82.2
Provisions	21	65.7	49.7
Current tax liabilities	7	94.1	150.1
Derivative liability	24	35.7	-
Contract liabilities	20	984.6	981.4
Other current liabilities		0.2	-
		1,792.5	1,788.3
Current liabilities classified as held for sale	30	68.4	-
		1,860.9	1,788.3

The accompanying notes form part of the financial statements.

Consolidated statement of financial position  continued

		October 31, 2021	October 31, 2020
	Note	$m	$m
Non-current liabilities
Contract liabilities	20	131.8	117.2
Borrowings	18	4,524.1	4,618.9
Lease obligations	19	119.6	168.2
Derivative liability	24	-	77.9
Retirement benefit obligations	22	147.1	155.0
Provisions	21	19.8	22.5
Other non-current liabilities	23	31.3	39.9
Non-current tax liabilities	7	91.9	102.7
Deferred tax liabilities	7	599.1	841.1
		5,664.7	6,143.4
Total liabilities		7,525.6	7,931.7
Net assets		2,821.0	3,215.1
Capital and reserves
Share capital	25	47.4	47.3
Share premium account	26	46.8	46.5
Merger reserve	27	1,659.1	1,767.4
Capital redemption reserve	27	2,485.0	2,485.0
Hedging reserve	27	(28.9)	(63.1)
Retained earnings		(1,120.4)	(741.3)
Foreign currency translation reserve		(268.0)	(326.7)
Total equity attributable to owners of the parent		2,821.0	3,215.1
Total equity		2,821.0	3,215.1

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity

For the Year ended October 31, 2021

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at November 1, 2020		47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	3,215.1
Loss for the financial year		-	-	(424.4)	-	-	-	-	(424.4)	(424.4)
Other comprehensive income for the year		-	-	33.6	58.7	-	34.2	-	126.5	126.5
Total comprehensive expense for the year		-	-	(390.8)	58.7	-	34.2	-	(297.9)	(297.9)
Transactions with owners
Dividends	8	-	-	(81.1)	-	-	-	-	(81.1)	(81.1)
Share options:
Issue of share capital – share options	25,26	0.1	0.3	(0.1)	-	-	-	-	0.3	0.3
Share-based payment charge	28	-	-	12.0	-	-	-	-	12.0	12.0
Deferred tax on share options	7	-	-	(0.2)	-	-	-	-	(0.2)	(0.2)
Purchase of Treasury Shares[1]		-	-	(27.2)	-	-	-	-	(27.2)	(27.2)
Transfer from merger reserve	27	-	-	108.3	-	-	-	(108.3)	-	-
Total movements for the year		0.1	0.3	(379.1)	58.7	-	34.2	(108.3)	(394.1)	(394.1)
Balance as at October 31, 2021		47.4	46.8	(1,120.4)	(268.0)	2,485.0	(28.9)	1,659.1	2,821.0	2,821.0

[1]
During the 12 months ended October 31, 2021 the Micro Focus Employee Benefit Trust (“EBT”) purchased four million of the Group’s shares from the market. The EBT will hold these shares to satisfy future exercises of share options. In accordance with the requirement of IFRS 10 the EBT is treated as if it is a subsidiary of the Group. As a result, the purchase of shares held by the EBT is reported as a purchase of Treasury shares by the Group.

The accompanying notes form part of the financial statements.

Consolidated statement of changes in equity

For the Year ended October 31, 2020

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at November 1, 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
Impact of adoption of IFRS 16		-	-	(8.4)	-	-	-	-	(8.4)	-	(8.4)
Revised balance at November 1, 2019		47.2	44.0	2,242.3	(262.1)	2,485.0	(29.6)	1,739.8	6,266.6	1.3	6,267.9
Loss for the financial year		-	-	(2,969.5)	-	-	-	-	(2,969.5)	-	(2,969.5)
Other comprehensive expense for the year		-	-	(5.0)	(64.6)	-	(33.5)	-	(103.1)	-	(103.1)
Total comprehensive expense for the year		-	-	(2,974.5)	(64.6)	-	(33.5)	-	(3,072.6)	-	(3,072.6)

Share options:
Issue of share capital – share options	25,26	0.1	2.5	0.3	-	-	-	-	2.9	-	2.9
Share-based payment charge	28	-	-	18.3	-	-	-	-	18.3	-	18.3
Current tax on share options	7	-	-	0.1	-	-	-	-	0.1	-	0.1
Deferred tax on share options	7	-	-	(1.5)	-	-	-	-	(1.5)	-	(1.5)

Purchase of remaining non-controlling interest		-	-	1.3	-	-	-	-	1.3	(1.3)	-
Transfer to merger reserve	27	-	-	(27.6)	-	-	-	27.6	-	-	-
Total movements for the year		0.1	2.5	(2,983.6)	(64.6)	-	(33.5)	27.6	(3,051.5)	(1.3)	(3,052.8)
Balance as at October 31, 2020		47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	-	3,215.1

Consolidated statement of changes in equity

For the Year ended October 31, 20191

		Share capital	Share premium account	Retained earnings	Foreign currency translation reserve	Capital redemption reserves	Hedging reserve	Merger reserve	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at November 1, 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Impact of adoption of IFRS 9		-	-	(15.6)	-	-	-	-	(15.6)	-	(15.6)
Revised balance at November 1, 2018		65.8	41.0	3,312.0	(51.7)	666.3	70.0	3,724.4	7,827.8	1.0	7,828.8
Profit for the year		-	-	1,468.8	-	-	-	-	1,468.8	0.3	1,469.1
Other comprehensive income/(expense) for the year		-	-	4.0	(210.4)	-	(99.6)	-	(306.0)	-	(306.0)
Total comprehensive income/(expense) for the year		-	-	1,472.8	(210.4)	-	(99.6)	-	1,162.8	0.3	1,163.1

Transactions with owners:
Dividends	8	-	-	(439.2)	-	-	-	-	(439.2)	-	(439.2)
Share options:
Issue of share capital – share options	25,26	0.1	3.0	(3.8)	-	-	-	-	(0.7)	-	(0.7)
Share-based payment charge	28	-	-	64.5	-	-	-	-	64.5	-	64.5
Current tax on share options	7	-	-	13.1	-	-	-	-	13.1	-	13.1
Deferred tax on share options	7	-	-	(7.6)	-	-	-	-	(7.6)	-	(7.6)
Share reorganization and buy-back:
Return of Value – share consolidation		(18.7)	-	-	-	18.7	-	-	-	-	-
Expenses relating to Return of Value	27	-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Issue and redemption of B shares	25	-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Share buy-back	25	-	-	(544.7)	-	-	-	-	(544.7)	-	(544.7)
Transfer from merger reserve	27	-	-	184.6	-	-	-	(184.6)	-	-	-
Total movements for the year		(18.6)	3.0	(1,061.3)	(210.4)	1,818.7	(99.6)	(1,984.6)	(1,552.8)	0.3	(1,552.5)
Balance as at October 31, 2019		47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3

[1]	In accordance with the requirements of IFRS 16 “Leases” the results for the Year ended October 31, 2019 have not been restated.

The accompanying notes form part of these financial statements.

Consolidated statements of cash flows

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019[1]
	Note	$m	$m	$m
Cash flows from operating activities
Cash generated from operations	32	690.5	1,082.8	1,056.3
Interest paid		(218.1)	(207.1)	(227.1)
Bank loan costs		(1.5)	(47.9)	-
Tax paid		(270.3)	(149.6)	(167.4)
Net cash generated from operating activities		200.6	678.2	661.8
Cash flows from investing activities
Payments for intangible assets	11	(47.5)	(60.6)	(29.3)
Purchase of property, plant and equipment	12	(17.7)	(26.3)	(56.3)
Interest received		1.7	2.4	26.6
Payment for acquisition of business and net cash acquired with acquisitions	31	(12.4)	(6.0)	(89.0)
Net cash acquired with acquisitions		-	-	1.2
Investing cash flows generated from disposals	30	-	1.3	20.0
Investing cash flows generated from discontinued operation, net of cash disposed	30	-	-	2,473.5
Tax paid on divestiture gain		-	-	(264.6)
Net cash (used in)/from investing activities		(75.9)	(89.2)	2,082.1
Cash flows used in financing activities
Proceeds from issue of ordinary share capital	25,26	0.4	2.6	3.1
Purchase of treasury shares and related expenses	25	(27.2)	-	(544.7)
Return of Value paid to shareholders		-	-	(1,800.0)
Expenses relating to Return of Value		-	-	(1.0)
Payment for lease liabilities	19	(79.5)	(80.1)	(12.9)
Settlement of foreign exchange derivative	24	-	(21.8)	-
Repayment of bank borrowings	18	(114.1)	(1,589.7)	(212.6)
Proceeds from bank borrowings	18	-	1,490.8	-
Dividends paid to owners	8	(81.1)	-	(439.2)
Net cash used in financing activities		(301.5)	(198.2)	(3,007.3)
Effects of exchange rate changes		(2.0)	(9.3)	(1.8)
Net (decrease)/increase in cash and cash equivalents		(178.8)	381.5	(265.2)
Cash and cash equivalents at beginning of year		737.2	355.7	620.9
Cash and cash equivalents at end of year	16	558.4	737.2	355.7

[1]	In accordance with the requirements of IFRS 16 “Leases” the results for the Year ended October 31, 2019 have not been restated.

The accompanying notes form part of these financial statements.

Consolidated financial statements and notes
Summary of significant accounting policies

For the year ended October 31, 2021

General information
Micro Focus International plc (“Company”) is a public limited company incorporated and domiciled in England and Wales. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at October 31, 2021, the Group had a presence in 48 countries (October 31, 2020: 48; October 31, 2019: 48) worldwide and employed approximately 11,355 people (October 31, 2020; 11,900; October 31, 2019: 12,100).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

The Group Consolidated financial statements were authorized for issuance by the board of directors on February 7, 2022.

I Significant accounting policies

A Basis of preparation
The Consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (“IFRSs as adopted by the EU”).

The consolidated financial statements are prepared on a going concern basis under the historical cost convention.

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

The accounting policies adopted are consistent with those of the Annual Report on Form 20-F for the year ended October 31, 2020 apart from standards, amendments to or interpretations of published standards adopted during the year, as set out in Accounting Policy W “Adoption of new and revised IFRS”.

Consolidated statement of comprehensive income
The Group has revised the presentation of the Consolidated Statement of Comprehensive Income to remove the additional two columns showing exceptional items and the pre-exceptional item results which were included in prior periods. The revised presentation is considered to be simpler to the users of the accounts and aligns to the statutory basis of presentation.

Going concern
In line with IAS 1 ‘Presentation of financial statements’, and the FRC guidance on ‘risk management, internal control and related financial and business reporting’, management has taken into account available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the consolidated financial statements when assessing the Group’s ability to continue as a going concern.

Item 5.A and Item 5.B includes information on the Group’s market, structure, strategy and business model, Group financial results, cash flow and net debt, and the balance sheet position. This report also covers the agreed disposal of the Group’s Digital Safe business for net consideration of $335 million. The transaction completed on January 31, 2022 therefore this going concern assessment is prepared for the Group excluding the Digital Safe business.

The Group manages solvency and liquidity as part of its budgeting and performance management. The Group’s forecasting and planning cycle consists of a budget and a long-range plan which are used to generate income statement and cash flow projections. The cash flow projections also forecast the headroom on the Group’s undrawn Revolving Credit Facility (“RCF”) and expected net leverage. Actual and forecast liquidity are reviewed at least weekly by the Group’s working capital management group which reports to the Chief Financial Officer.

Consolidated financial statements and notes
Summary of significant accounting policies continued
In making this assessment, the directors considered the Group’s liquidity and solvency position. Since year end the Group has refinanced $1.6 billion of the 2024 term loans extending the maturity until 2027 and extended its RCF by 18 months to December 2026, reducing the facility to $250 million and increasing the Group’s ability to utilise the facility. See note 18 for further details of the Groups borrowings, including the RCF, and the refinancing. Whilst the Group has quarterly instalment payments due and, dependent on leverage, may be subject to an excess cash sweep against its external borrowing in the period to February 2023, the Group has no term loans maturing until June 2024. Under the amended RCF agreement the net leverage covenant applies when the RCF is more than 40% drawn at the quarter end. Under the Group’s forecast the RCF is not forecast to be drawn in the period to February 2023 and therefore no tests of this covenant are expected to apply.

Also, in assessing liquidity, the board considered the reported net current liability position of $255.7 million at October 31, 2021. This is the result of $984.6 million of advance billing for services which is required to be recognised as a contract liability. The cost of delivering these services is fully included in the Group’s forecasting and sensitivities.

Sensitivity
In assessing going concern the Group has estimated the financial impact of the severe but plausible scenarios considered in assessing viability on the going concern assessment period. This stress testing confirmed that existing projected cash flows and cash management activities provide us with significant headroom over the going concern assessment period. In addition, under the severe but plausible scenarios, there is no point at which the Group would likely need to draw upon the RCF in the period to February 2023 and therefore the covenant test on the RCF would not be expected to apply.

Conclusion
Having performed the assessments discussed above, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the Consolidated financial statements. This assessment covers the period through February 2023, which is consistent with the FRC guidance.

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

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment, right-of-use assets and intangible assets are not depreciated or amortized once classified as held for sale.

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

D Revenue recognition
The Group follows the principle-based five-step model in IFRS 15 and recognizes revenue on transfer of control of promised goods or services to customer when or as the performance obligation is satisfied at an amount that reflects the consideration, which the Group expects to be entitled in exchange for those goods, or services. Customer contracts can include combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations. Typically, a licence deal includes support, a separate performance obligation consisting of: call in assistance and when-and-if available updates. The right to get assistance and updates is not mandatory to use the licence. Contracts may also include professional services, which primarily comprise installation, implementation, configuration, advisory services and staff augmentation; these services are available both from the Group and other external service providers. All software is considered off-the-shelf and most services make use of existing configuration functionality and do not modify or customize the source code within the products, nor do they create custom software. The professional service personalize the software to the customer’s requirements and preferences. Customers can benefit from both the software on its own and the subsequent services, individually and together. On this basis, the Group concludes that services are typically distinct from licences and constitute a separate performance obligation, although this is also assessed on an individual contract basis.

Revenue is allocated to the various performance obligations on a relative stand-alone selling price (“SSP”) basis.

On an on-going basis, the Group utilizes available data points based on relevant historical transactions, to establish the observable stand-alone selling prices to be used in allocating transaction consideration. For observable stand-alone sales a reasonable range of prices will be determined to represent the SSP of that performance obligation. Given the highly variable selling price of licences, the Group has not established SSP for licences. When SSP is established for the undelivered performance obligations (typically maintenance and professional services), the residual approach is used to allocate the transaction price to the delivered licences.

For performance obligations where observable stand-alone sales are not available, SSP will be estimated using the following methods in the order set out below:

•	Market price
•	Expected cost plus a margin
•	Residual approach

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

D Revenue recognition continued
Software licence revenue is the sale of right to use the software and is recognized at a point in time when the software is made available to the customer and/or reseller (i.e. when control of the asset is transferred and the performance obligation is satisfied). Software licence revenue includes revenue resulting from term/time extensions to existing agreements and the sale of additional use rights associated to existing licences including granting third party access, virtualization or novation rights. Typically term extensions and these additional rights do not require incremental support as they do not result in an additional licence, only a different use of the existing licences. The Group enters into licence verification arrangements, for customers who are not in compliance with their contractual licence and/or maintenance terms, by agreeing a one-off settlement fee. If more than one performance obligation can be identified in the contract, revenue is allocated to each performance obligation, otherwise the Group policy is to recognize as licence revenue. The allocation of revenue does not impact the timing of revenue recognition in these deals, given the performance obligation(s) have already been fulfilled, but will impact the presentation of revenue recognized during the period, (as licence or licence and maintenance).

For SaaS arrangements, which include cloud arrangements, where customers access the functionality of a hosted software over the contract period without taking possession of the software, and performance obligations are provided evenly over a defined term, the Group recognizes revenue over the period in which the subscriptions are provided as the service is delivered, generally on a straight-line basis.

In SaaS arrangements, which include cloud arrangements, where the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty and the customer can operate, or contract with another vendor to operate the software, the Group evaluates whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognized at a point in time when control of the software is transferred to the customer.

Maintenance revenue is recognized on a straight-line basis over the term of the contract, which in most cases is one year.

For time and material-based professional services contracts, the Group recognizes revenue as services are rendered. The Group recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a percentage of completion basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Service costs are expensed as incurred; amounts collected prior to satisfying the above conditions are shown as contract liabilities.

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

Rebates paid to resellers as part of a contracted programme are accounted for as a reduction of the transaction price and netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner. If the Group receives an identifiable good or service from the reseller that is separable from the sales transaction and for which fair value can be reasonably estimated, the Group accounts for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.

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

G Segment reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker (“CODM”), defined as the Operating Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Operating Committee is Adjusted EBITDA as set out in note 1, “Segmental reporting”.

H Exceptional items
Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. In setting the policy for exceptional items, judgement is required to determine what the Group defines as “exceptional”. The Group considers whether an item is exceptional in nature by considering its materiality or the frequency of the transaction occurring or whether it reflects the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities and significant Group restructuring or similar activities. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions, the cost of integrating acquired businesses, gains on the disposal of discontinued operations or impairment charges recognized against goodwill.

I Employee benefit costs

a) Pension and other defined benefit obligations and long-term pension assets
The Group operates various pension schemes and long-term employee benefit plans, including both defined contribution and defined benefit plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan or other long-term employee benefit that is not a defined contribution plan.

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

Typically, the Group’s defined benefit pension plans define an amount of pension benefit that an employee will receive on retirement or termination. This is usually dependent on one or more factors such as age, years of service and compensation. Additionally, the Group sponsors vacation and other types of leave plans which qualify under IAS 19 as other long-term benefits as these liabilities are not expected to be settled within the next fiscal year. As such, these plans are defined benefit in nature. These plans are typically unfunded.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension and other long-term employee benefit plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the consolidated statement of financial position as long-term pension assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related obligation.

Consolidated financial statements and notes
Summary of significant accounting policies continued

I Employee benefit costs continued
For defined benefit pension plans, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. For other long-term benefit plans actuarial gains and losses are recognized in profit or loss in the period in which they arise.

The current service cost of the defined benefit plans, recognized in the Consolidated statement of comprehensive income in employee benefit expense reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past-service costs are recognized immediately in the Consolidated statement of comprehensive income.

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

The fair value of the employee services received in exchange for the grant of the shares or options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each Consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable for non-market vesting conditions. It recognizes the impact of the revision of original estimates, if any, in the Consolidated statement of comprehensive income, and a corresponding adjustment to equity over the current reporting period.

The shares are recognized when the options are exercised and the proceeds received allocated between ordinary share capital and share premium account. Fair value is usually measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. Where appropriate, some LTIP options have a fair value measured using the share price or the Monte-Carlo simulation pricing model.

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

J Foreign currency translation continued
Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments (including purchased intangible assets) to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

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

c) Exchange rates
The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Japanese Yen, Indian Rupee and the Australian Dollar. The exchange rates used are as follows:

	Year ended October 31, 2021		Year ended October 31, 2020		Year ended October 31, 2019

	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.37	1.37	1.28	1.30	1.27	1.29
€1 = $	1.19	1.16	1.13	1.17	1.12	1.12
C$ = $	0.80	0.81	0.74	0.75	0.75	0.76
AUD = $	0.75	0.75	0.68	0.70	n/a	n/a
100 INR = $	1.36	1.33	1.36	1.34	n/a	n/a
100 JPY = $	0.92	0.88	0.93	0.96	1.10	1.08

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

K Intangible assets continued
b) Computer software
Computer software licences are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortized using the straight-line method over their estimated useful lives of three to seven years for perpetual licence or based on the agreement for term licence.

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

d) Intangible assets – arising on business combinations
Other intangible assets that are acquired by the Group as part of a business combination are recognized at their fair value at the date of acquisition, and are subsequently amortized. Amortization is charged to the Consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Purchased software	Licence agreement based, generally three to seven years
Technology	Three to 12 years
Trade names	Three to 20 years
Customer relationships	Two to 15 years

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

P Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Consolidated statement of comprehensive income over the expected life of the of borrowing on an effective interest basis.

Q Leases
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

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (note 19, “Leases”). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment described in L above. If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

Q Leases continued
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

Lease policy in the year ended October 31, 2019 under IAS 17 and IFRIC 4
A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

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

Consolidated financial statements and notes
Summary of significant accounting policies continued

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

T Derivative financial instruments and hedge accounting continued
Non-derivative financial instruments, such as Euro borrowings, have also been designated as hedges for net investments in foreign operations. Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges.

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation where the impact is material. The increase in the provision due to the passage of time is recognized as an interest expense.

V Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by uncertain future events or present obligations that arise from past events where the transfer of economic resources is uncertain or cannot be reliability estimated. Contingent liabilities are not recognised in the consolidated financial statements, except if they arise from a business combination; they are disclosed in the notes to the consolidated financial statements unless the likelihood of an outflow of economic resources is remote.

Consolidated financial statements and notes
Summary of significant accounting policies continued

W Adoption of new and revised International Financial Reporting Standards

Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report on Form 20-F for the year ended October 31, 2020, apart from standards, amendments to or interpretations of published standards adopted during the period.

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group.

The impacts of applying these policies are not considered material:

-
Amendments to References to the Conceptual Framework in IFRS Standards – Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework.

-	Amendments to IFRS 3 “Business Combinations”, clarifies the definition of a business in acquisitions.
-	Amendments to IAS1 and IAS 8: guidance on the definition of material.
-
Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 1 covers hedge accounting impacts and discontinuance exemptions. Managing the transition to new interest rate benchmarks is discussed further in note 24, “Financial risk management and financial instruments”

Interpretations and amendments
The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group. These interpretations and amendments were not endorsed by the EU as at December 31, 2020 and have not yet been endorsed by the UK Endorsement Board (“UK EB”) except where stated below:

Effective for periods commencing after January 1, 2021 (applicable to the Group from November 1, 2021):

-	Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms phase 2. Phase 2 covers further disclosures on transition to a new benchmark, UK EB endorsed January 5, 2021.

Effective for periods commencing after January 1, 2022 (applicable to the Group from November 1, 2022):

-
Annual Improvements cycle 2018-2020 includes relevant amendments clarifying capitalisation of transaction fees/inclusion of specific fees in modification/extinguishment test within IFRS 9 Financial Instruments. Other included improvement in IFRS 1 (First time adoption) and IAS 41 (agriculture) are not applicable to the Group.

-	Amendments to IFRS 3 “Business combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, Contingent assets and Contingent liabilities”.

Effective for periods commencing after January 1, 2023, (applicable to the Group from November 1, 2023) subject to UK endorsement except as noted below:

-	Amendments to IAS 1 “Presentation of financial statements”. Amendment is presentational and relates to the classification of liabilities as current and non-current.
-	Amendments to IAS 1 “Presentation of financial statements” aims to provide guidance on the application of materiality judgements to policy disclosures.
-
Amendments to IAS 8 “Accounting policies, changes in accounting estimates and errors” provides clarifications around the definition of accounting estimates and further clarification around the difference between policy changes and estimates.

-	Amendments to IAS 12 “Income taxes” covering temporary timing differences for deferred tax on the recognition of asset and liabilities from a single transaction.
-	IFRS 17 “Insurance contracts” and Amendments to IFRS 17 “Insurance contracts”.

The impact of the amendments and interpretations listed above are not expected to have a material impact on the consolidated financial statements.

Consolidated financial statements and notes
Summary of significant accounting policies continued

II Critical accounting estimates, assumptions and judgements
In preparing these consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and judgements and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements and a new critical accounting estimate has been identified in relation to the useful economic lives of the Group’s purchased intangible assets. The critical judgement identified in the prior year in relation to the assessment of lease term is no longer considered critical as IFRS 16 has been applied for two years and the level of remaining judgement has reduced following changes to the Group’s largest leases over the last two years.

Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgements which require the Group to make subjective and complex judgements and matters that are inherently uncertain.

Critical accounting estimates
A Potential impairment of goodwill and other intangible assets
Each year, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other intangible assets which require estimates to be made of the value in use of its CGUs. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the average annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate, the average annual revenue growth rate by product group and the long-term growth rate are provided in note 10, “Goodwill”.

B Retirement benefit obligations
The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the year end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 22, “Pension and other long-term benefit commitments”.

C Useful economic lives of purchased intangible assets
The economic lives of the Group’s purchased intangible assets are determined on initial acquisition and reassessed annually or whenever there are changes in circumstances indicating that the economic lives may not be appropriate. In reassessing the lives factors such as changes in actual and expected trading performance of the Group and how these compare to the initial acquisition assessment are considered. Using this information an estimate of the remaining useful economic lives is determined and if different to the currently applied life the remaining life is adjusted prospectively.

Following the goodwill impairment in the year ended October 31, 2020, management reviewed the estimated lives of purchased intangible assets. The assessment performed in the current year resulted in a reduction in the economic lives of certain purchased intangible assets, see note 11, “Other intangible assets”, for details on the impacts in the current period, expected impact in future periods and sensitivity.

Critical accounting judgements
D Revenue recognition
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

Key judgements in the year were related to the EU state aid and UK tax authority challenge in respect of prior periods. Specifically, these judgements covered (i) the probability of success of either the appeal by the UK Government or the appeal by the Group itself in respect of the EU state aid, (ii) the probability of success of UK tax authority challenge, and therefore recovery of the $48 million current tax receivable, and (iii) the interaction of the two matters in the context of the maximum liability, which we consider to be $60 million, associated with both the UK State Aid and UK tax authority challenge. Based on their assessment (and supported by advice received by the Group’s tax advisors), the directors have concluded that no additional tax provisions are required with regards to these matters. See note 7, “Taxation”, for additional details.

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

For the year ended October 31, 2019, the CODM consisted of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Strategy and Planning and the Chief HR Officer. With the disposal of the SUSE business completed, the Group is organized into a single reporting segment.

For the year ended October 31, 2020, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Vice President Business Operations and the Chief Legal Officer. The Group is organized into a single reporting segment.

For the year ended October 31, 2021, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Senior Vice President Business Operations and the Chief Legal Officer (To August 7, 2021). The Group is organized into a single reporting segment.

The Group’s segment under IFRS 8 is the Micro Focus Product Portfolio. The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through one single Go-to-Market organisation with specialist skills targeted by sub-portfolio.

Consolidated financial statements and notes
Notes to the consolidated financial statements

1 Segmental reporting continued
The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity (“AMC”), Application Delivery Management (“ADM”), IT Operations Management (“ITOM”), CyberRes and Information Management & Governance (“IM&G”).

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Note	$m	$m	$m
Reconciliation to Adjusted EBITDA:
Loss before tax		(517.8)	(2,940.4)	(34.1)
Finance costs	6	253.9	281.6	282.4
Finance income	6	(1.7)	(2.6)	(26.6)
Depreciation of property, plant and equipment	12	33.7	42.0	66.5
Right-of-use asset depreciation	19	73.3	76.9	-
Amortization of intangible assets	11	956.4	674.1	716.5
Exceptional items (reported in Operating loss)	4	247.1	3,011.6	294.2
Share-based compensation charge	28	14.3	17.0	68.8
Product development intangible costs capitalized	11	(19.1)	(16.2)	(16.5)
Foreign exchange credit	3	0.1	29.7	11.3
Adjusted EBITDA		1,040.2	1,173.7	1,362.5

For the reportable segment, the total assets were $10,346.6 million (2020: $11,146.8 million; 2019: $14,294.8 million) and the total liabilities were $7,525.6 million (2020: $7,931.7 million; 2019: $8,018.5 million) as at October 31, 2021.

2 Supplementary information

Analysis by geography
The Group is domiciled in the UK. The Group’s total segmental revenue from external customers by geographical location is detailed below:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
UK	160.0	173.0	206.9
USA	1,263.0	1,289.8	1,523.0
Germany	223.0	218.7	220.7
Canada	110.3	108.0	115.9
France	100.7	101.4	123.3
Japan	95.6	96.9	108.6
Other	947.3	1,013.2	1,050.0
Total	2,899.9	3,001.0	3,348.4

The total of non-current assets as at October 31, 2021 located in the USA is $2,798.3 million (October 31, 2020: $3,301.0 million; October 31, 2019: $4,623.0 million) the total in the rest of the world is $5,641.2 million (October 31, 2020: $6,304.0 million; October 31, 2019: $8,192.2 million).

Consolidated financial statements and notes
Notes to the consolidated financial statements
2 Supplementary information continued

Analysis of revenue from contracts with customers

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Revenue from contracts with customers	2,899.9	3,001.0	3,348.4
Being:
Recognized over time:
Maintenance revenue	1,791.7	1,920.8	2,051.6
SaaS & other recurring revenue	239.8	245.3	278.9
	2,031.5	2,166.1	2,330.5
Recognized at point in time:
Licence revenue	688.6	646.5	800.0
Consulting revenue	179.8	188.4	217.9
	868.4	834.9	1,017.9

Total Revenue	2,899.9	3,001.0	3,348.4

Analysis of revenue by product
Set out below is an analysis of revenue recognized between the principal Product Portfolios for the Year ended October 31, 2021 with comparatives:

Year ended October 31, 2021:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
AMC	155.3	315.9	-	10.3	481.5
ADM	106.1	408.5	78.9	18.6	612.1
ITOM	172.7	507.8	4.3	106.3	791.1
CyberRes	174.5	383.9	36.3	29.1	623.8
IM&G	80.0	175.6	120.3	15.5	391.4
Total Revenue	688.6	1,791.7	239.8	179.8	2,899.9

Year ended October 31, 2020:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
AMC	138.6	321.6	-	10.1	470.3
ADM	102.0	439.2	73.9	15.9	631.0
ITOM	175.1	559.4	4.6	113.9	853.0
CyberRes	162.6	416.8	33.6	33.1	646.1
IM&G	68.2	184.2	133.4	15.4	401.2
Subtotal	646.5	1,921.2	245.5	188.4	3,001.6
Deferred revenue haircut	-	(0.4)	(0.2)	-	(0.6)
Total Revenue	646.5	1,920.8	245.3	188.4	3,001.0

Consolidated financial statements and notes
Notes to the consolidated financial statements
2 Supplementary information continued
Year ended October 31, 2019:

	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m
AMC	170.9	326.1	-	11.7	508.7
ADM	130.3	485.4	87.8	18.2	721.7
ITOM	237.5	645.8	11.0	127.5	1,021.8
CyberRes	185.7	416.7	35.0	43.9	681.3
IM&G	75.6	183.6	145.9	16.6	421.7
Subtotal	800.0	2,057.6	279.7	217.9	3,355.2
Deferred revenue haircut	-	(6.0)	(0.8)	-	(6.8)
Total Revenue	800.0	2,051.6	278.9	217.9	3,348.4

3 Loss before tax

The loss before tax is stated after charging/(crediting) the following operating costs/(gains) classified by the nature of the costs/(gains):

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Note	$m	$m	$m
Staff costs	28	1,396.0	1,344.4	1,409.0
Depreciation of property, plant and equipment:	12	33.7	42.0	52.6
Depreciation of right-of-use asset (2019: finance lease depreciation)[1]	19	73.3	76.9	13.9
Loss on disposal of property, plant and equipment	12	1.2	5.6	3.6
Amortization of intangible assets	11	956.4	674.1	716.5
Operating lease rentals payable:
- plant and machinery		-	-	7.0
- property		-	-	58.9
Provision for receivables impairment charge/(release)	14	0.6	(4.8)	16.0
Foreign exchange loss/(gain) on derivative financial instruments		-	21.8	(6.9)
Foreign exchange loss		0.1	7.9	18.2

[1]
$13.9 million of depreciation on leased assets was included in depreciation of property, plant and equipment in the Year ended October 31, 2019. No depreciation in relation to leased assets is included in depreciation of property, plant and equipment in the periods ended October 31, 2020 and 2021 as all leased assets are classified as right-of-use assets following the adoption of IFRS 16.

Consolidated financial statements and notes
Notes to the consolidated financial statements
4 Exceptional items

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Reported within Operating loss:	Note	$m	$m	$m
Integration costs		98.0	152.6	245.9
Divestiture and acquisition costs		3.6	0.2	3.6
Property-related costs		11.1	15.2	16.3
Severance and legal costs		27.3	33.7	32.1
Legal settlement and associated costs		75.4	-	-
Other restructuring costs		31.7	10.7	-
Goodwill impairment		-	2,799.2	-
Gain on disposal of Atalla		-	-	(3.7)
Exceptional costs before tax		247.1	3,011.6	294.2

Tax effect of exceptional items		(76.3)	(38.7)	(54.3)

Reported within profit from discontinued operation (attributable to equity shareholders of the Company):

(Gain)/loss on disposal of discontinued operation	30	(10.7)	2.2	(1,458.5)

Exceptional costs/(profit) after tax		160.1	2,975.1	(1,218.6)

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs; for example restructuring costs related to employees are classified where their original employment costs are recorded. Exceptional items included in operating profit are reported in the following financial statement lines Cost of sales $2.6 million (2020: $4.0 million; 2019: $12.6 million), Selling and distribution expenses $4.8 million  (2020: $12.9 million; 2019: $8.4 million), research and development expense $0.4 million credit (2020: $0.9 million; 2019: $0.5 million credit ) and Administrative expenses $240.1 million (2020: $2,993.8 million; 2019: $273.7 million).

Integration costs
Integration costs of $98.0 million for the year ended October 31, 2021 (2020: $152.6 million; 2019; $245.9 million) reflect the costs incurred in the IT design, build and migration onto a single new transformative IT platform for the entire group and a wide range of projects undertaken to conform, simplify and increase efficiency across the business and are exceptional by virtue of size and nature.

Divestiture and acquisition costs
Acquisition costs of $1.3 million in the year ended October 31, 2021 relate to the acquisitions of Streamworx and Full 360 and are exceptional by virtue of nature. Acquisition costs of $0.2 million in the year ended October 31, 2020 relate to the acquisition of Atar Labs. Divestiture costs of $2.3 million in the year ended October 31, 2021 relate to the disposal of the Digital Safe business and are exceptional by virtue of nature. There were acquisition costs of $1.5 million in the Year ended October 31, 2019 related to the acquisition of Interset Software Inc and divestiture costs of $2.1 million related mostly to employee activities involved in the disposal of SUSE.

Property-related costs
Property-related costs of $11.1 million for the year ended October 31, 2021 (2020: $15.2 million; 2019: $16.3 million) relate to the impairment or amendment to the impairments of right-of-use assets for empty or sublet properties held by the Group, any related onerous non-rental costs and the cost of site consolidations. These costs are incurred as the Group simplifies and rationalizes its real estate footprint as a result of the acquisition of HPE Software or other significant restructuring projects and are exceptional by virtue of nature.

Severance and legal costs
Severance and legal costs of $27.3 million for the year ended October 31, 2021 (2020: $33.7 million; 2019: $32.1 million) relate mostly to termination costs for employees as the Group continues to remove duplication and simplify the continuing operations as it executes the target operating model resulting from the Strategic & Operational review and are exceptional by virtue of nature.

Consolidated financial statements and notes
Notes to the consolidated financial statements
4 Exceptional items continued
Legal settlements and associated costs
Legal settlements and associated costs of $75.4 million for the year ended October 31, 2021 (2020: $nil; 2019:$nil) relate to the settlement of the Wapp patent infringement case and are exceptional by virtue of size and incidence. On July 2, 2018, Wapp Tech Limited Partnership and Wapp Tech Corp (collectively “Wapp”) brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing three patents in connection with Micro Focus’ sale of certain products in the ADM product line, including LoadRunner and Performance Centre. The Company reached a settlement with Wapp on July 15, 2021 for payment of $67.5 million for complete resolution of the dispute without admission of liability. This amount was recognized as a provision in the Group’s statement of financial position as at April 30, 2021.

In concluding this matter, the Board considered a range of factors, including the possible time, cost and significant resources required for the appeal process and concluded that it was in the best interests of the Company that a settlement should be reached.

Pursuant to the settlement, the Company has been granted a fully paid-up, worldwide, irrevocable licence for the patents asserted by Wapp for current and future Micro Focus products and services, covering the Company as well as its customers. No consideration was allocated to the licence received.

The agreed settlement amount of $67.5 million was paid in September 2021 therefore no remaining balances are held in relation to Wapp at October 31, 2021.

Other restructuring costs
Other restructuring costs of $31.7 million for the year ended October 31, 2021 (2020: $10.7 million; 2019: $nil) relates to the costs of implementing the initiatives included in the Strategic & Operational review and are exceptional by virtue of nature. These include costs of restructuring of the Group to deliver the target operating model design and cost base and certain IT expenditure required to support the related simplification of the Group.

Goodwill impairment
No goodwill impairment charge was made in the year ended October 31, 2021 (2020: $2,799.2 million; 2019 $nil), see note 10, “Goodwill”, for additional information.

Tax effect of exceptional items
The tax effect of exceptional items on the income statement is a credit of $76.3 million for the year ended October 31, 2021 (2020: $38.7 million credit; 2019: $54.3 million credit). Exceptional items include a tax credit of $19.1 million (2020 charge: $19.1 million, 2019: $nil) in relation to the transfer of assets between tax jurisdictions as a result of acquisitions by the Group in the year ended October 31, 2019. This is considered exceptional in nature as it has resulted from the integration activities to simplify and increase efficiency across the business.

EU State aid
Whilst no income statement charge has been recognized in the period, payments totaling $46.8 million (2020: nil; 2019: nil) have been made in relation to the EU State Aid case which we consider to be exceptional. Details of this case are set out in note 7 Taxation.

Gain on disposal of Atalla
The non-recurring gain on disposal of $3.7 million for the Year ended October 31, 2019 related to Atalla business disposal.

Gain on disposal of discontinued operation
The gain on disposal of discontinued operation of $10.7m in the year ended October 31, 2021 (2020: loss of $2.2 million, 2019: $1,458.5 million) relates to adjustments in indemnification amounts owed to SUSE as part of the disposal agreement and is exceptional by virtue of nature. See note 30 “Discontinued operation and Assets held for sale” for further details.

Consolidated financial statements and notes
Notes to the consolidated financial statements
5 Services provided by the Group’s auditors and network of firms

During the Year ended October 31, 2021, the Group obtained the following services from the Group’s auditors as detailed below:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m

Audit of Company	8.0	7.2	12.8
ICOFR audit	4.7	2.7	3.0
Audit of subsidiaries	2.8	2.9	3.9
Total audit	15.5	12.8	19.7

Audit-related assurance services	0.5	0.6	0.6
Total assurance services	0.5	0.6	0.6

Tax advisory services	-	-	0.1
Services relating to taxation	-	-	0.1

Total	16.0	13.4	20.4

Of the audit-related assurance services engagements undertaken in the year ended October 31, 2021 only one (2020: one; 2019: one) was considered to be significant. This related to the review procedures over the Group’s interim financial statements, for which a fee of $0.5 million (2020: $0.6 million, 2019 $0.6 million) was paid.

6 Finance income and finance costs

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Note	$m	$m	$m
Finance costs
Interest on bank borrowings		163.6	176.1	225.4
Commitment fees		1.3	1.7	1.9
Amortization of facility costs and original issue discounts		34.0	58.0	46.7
Finance costs on bank borrowings		198.9	235.8	274.0

Net interest expense on retirement obligations	22	1.5	1.8	2.4
Interest on lease liabilities	19	10.0	13.2	2.0
Interest rate swaps: cash flow hedges		41.3	23.7	-
Other		2.2	7.1	4.0
Total		253.9	281.6	282.4

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
		$m	$m	$m
Finance income
Bank interest		1.5	2.4	16.3
Interest on non-plan pension assets	22	0.2	0.2	0.3
Interest rate swaps: cash flow hedges		-	-	9.9
Other		-	-	0.1
Total		1.7	2.6	26.6

Net finance cost		252.2	279.0	255.8

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation

A Taxation in the Consolidated statement of comprehensive income

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Continuing operations	$m	$m	$m
Current tax
Current year	145.7	175.4	163.9
Adjustments to tax in respect of previous periods	0.9	7.8	(35.3)
	146.6	183.2	128.6
Deferred tax
Origination and reversal of temporary differences	(237.9)	(195.3)	(139.7)
Adjustments to tax in respect of previous periods	(23.3)	10.7	24.5
Previously unrecognized temporary differences	-	-	(29.4)
Impact of changes in tax rates	31.9	35.6	-
	(229.3)	(149.0)	(144.6)

Total tax (credit)/charge	(82.7)	34.2	(16.0)

For the year ended October 31, 2021, a deferred tax charge of $0.2 million (2020: $1.5 million charge; 2019: $7.6 million charge) and no current tax impact (2020: $0.1 million credit; 2019: $13.1 million credit) have been recognized in equity in relation to share options. A current tax charge of $8.0 million (2020: $7.8 million credit; 2019: $23.3 million credit) has been recognized in the hedging reserve (note 27, “Other reserves”). There is also a current tax credit of $6.0 million (2020: no tax impact; 2019: no impact) and a deferred tax charge of $8.1 million (2020: $11.1 million credit; 2019: no impact) in relation to the currency translation differences. In addition, a deferred tax charge of $7.8 million (2020: $8.7 million; 2019: $14.0 million) has been recognized in the Consolidated statement of comprehensive income in relation to foreign exchange movements on intangibles and no charge (2020: $5.0 million charge; 2019: $13.0 million credit) in relation to defined benefit pension schemes.

There are also profits of $10.7 million in respect of discontinued operations and we do not expect a tax charge to arise on these.

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation continued
The tax charge for the year ended October 31, 2021 is higher than the standard rate of corporation tax in the UK of 19.00% (Year ended October 31, 2020: 19.00%; Year ended October 31, 2019 19.00%). The differences are explained below:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Loss before taxation	(517.8)	(2,940.4)	(34.1)

Tax at UK corporation tax rate 19.00% (2020: 19.00%, 2019: 19.00%)	(98.4)	(558.7)	(6.5)
Effects of:
Tax rates other than the UK standard rate	(8.6)	(78.0)	(4.4)
Intra-Group financing	0.3	(21.0)	(42.8)
Innovation tax credit benefits	(22.3)	(31.8)	(13.5)
US foreign inclusion income	15.5	20.4	43.7
Share options	1.6	4.1	7.1
Movement in deferred tax not recognized	5.3	11.1	14.4
Previously unrecognized temporary differences	-	-	(29.4)
Impact of rate changes	31.9	35.6	-
Goodwill impairment	-	592.8	-
Expenses not deductible and other permanent differences	14.4	41.2	26.2
	(60.3)	15.7	(5.2)
Adjustments to tax in respect of previous periods:
Current tax	0.9	7.8	(35.3)
Deferred tax	(23.3)	10.7	24.5
	(22.4)	18.5	(10.8)

Total taxation	(82.7)	34.2	(16.0)

The Group continues to benefit from the UK’s Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the year ended October 31, 2021 being $22.3 million (2020: $31.8 million; 2019: $13.5 million). Following the unwind of the intra-Group financing in FY20, the Group does not realize a benefit from this for this period onwards (2020: $21.0 million; 2019: $42.8 million).

US foreign inclusion income of $15.5 million arising in the year ended October 31, 2021 (2020: $20.4 million; 2019: $43.7 million) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

A change to the future main UK corporation tax rate, announced in the 2021 UK Budget, was substantively enacted for IFRS purposes on May 24, 2021. The rate applicable from April 1, 2023 will be increased from 19% to 25%. The Group has remeasured its UK deferred tax assets and liabilities at the end of the reporting period at a blended rate, based on when the UK temporary differences are expected to reverse. The impact of this and other changes in tax rate across the group has resulted in a tax charge of $31.9 million in the income statement.

The expenses not deductible and other permanent differences charge of $14.4 million (2020: $41.2 million; 2019: $26.2 million) includes $6.4 million in relation to uncertain tax positions, $16.3 million in respect of US Base Erosion (“BEAT”) rules and $9.9 million related to irrecoverable withholding tax. Following an election made in the US for an intangible asset previously transferred into the US, tax deductions are now available on the amortization of the asset. There is a tax benefit of $19.1 million in the year ended October 31, 2021 which is included in expenses not deductible and other permanent differences.

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation continued
The Group realized a net credit in relation to the true-up of prior periods, current and deferred tax estimates of $22.4 million credit for the year ended October 31, 2021 (2020: $18.5 million charge; 2019: $10.8 million credit).

The Group’s tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically additional changes expected to be introduced in the US and global tax reform as governments respond to COVID-19 and the OECD’s Base Erosion and Profit Shifting project (“BEPS”).

In April 2019, the European Commission published its final decision on its State Aid investigation into the UK’s ‘Financing Company Partial Exemption’ legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK-based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. In February 2021 the Group received and settled State Aid charging notices (excluding interest) totaling $44.2 million, issued by HM Revenue and Customs, following the requirement for the UK government to start collection proceedings. In May 2021, the Group received and settled State Aid interest charging notices from HM Revenue and Customs totaling $2.6 million. In addition, there has been a challenge from the UK Tax Authorities into the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider that the maximum liability of both of these items to be $60 million. Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues and a long-term current tax receivable has been recognized in respect of the amounts paid (including movements due to FX) at the balance sheet date. No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission finding on January 1, 2019, to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question. A judgement in respect of the appeal that was heard in the General Court in November 2021 is expected in 2022 and Management intend to reassess the above position at that time.

B	Current tax receivables

	October 31, 2021	October 31, 2020
	$m	$m
Corporation tax	59.1	45.3

C	Non-current tax receivables

	October 31, 2021	October 31, 2020
	$m	$m
Corporation tax	48.0	-

The non-current tax receivable is $48.0 million (2020: nil). This non-current receivable reflects the payment that was made following the final decision published by the European Commission on its State Aid investigation into the UK’s ‘Financing Company Partial Exemption’ legislation. As this amount was paid in GBP, the long-term debtor balance will vary year on year as a result of foreign exchange movements.

D	Current tax liabilities

	October 31, 2021	October 31, 2020
	$m	$m
Corporation tax	94.1	150.1

The current tax creditor at October 31, 2021 is $94.1 million (2020: $150.1 million). The current tax creditor includes liabilities in respect of uncertain tax positions, net of overpayments.

Within current tax liabilities is $75.1 million (2020: $84.8 million) in respect of the group income tax reserve, the majority of which relates to the risk of challenge from the local tax authorities. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation continued

E	Non-current tax liabilities

	October 31, 2021	October 31, 2020
	$m	$m
Corporation tax	91.9	102.7

The non-current tax creditor is $91.9 million (2020: $102.7 million). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

F	Deferred tax

		Year ended October 31, 2021	Year ended October 31, 2020
Net Deferred tax liability	Note	$m	$m
At November 1		(841.1)	(987.1)

Reallocated to deferred tax assets		(15.0)	-
Credited to consolidated statement of comprehensive income:		229.3	147.9
- Continuing operations	7A	229.3	149.0
- Discontinued operation		-	(1.1)

Charged directly to equity		(0.2)	(1.5)

Charged to other comprehensive income:		(15.9)	(2.5)

Acquisitions in the period		(1.9)	-
Reallocated to liabilities held for sale		45.5	-
Impact of adoption of IFRS 16		-	1.8
Foreign exchange adjustment		0.2	0.3
At October 31,		(599.1)	(841.1)

	Year ended October 31, 2021	Year ended October 31, 2020
Net Deferred tax asset	$m	$m
At November 1	-	-
Reallocated from deferred tax liabilities	15.0	-
At October 31,	15.0	-

Deferred tax assets and liabilities below are presented net where there is a legally enforceable right to offset and the intention to settle on a net basis.

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation continued

Deferred tax assets

	Tax losses and interest restrictions	Share based payments	Deferred revenue	Tax credits	Intangible assets	Other temporary differences	Research and development	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2020	133.5	0.8	90.5	16.3	-	69.7	86.5	397.3
Credited/(charged) to consolidated statement of comprehensive income – continuing operations	8.0	3.3	7.7	(8.4)	-	11.4	36.3	58.3
Credited to consolidated statement of comprehensive income – discontinued operation	-	-	-	-	-	-	-	-
Charged directly to equity	-	(0.2)	-	-	-	-	-	(0.2)
Charged to other comprehensive income	-	-	-	-	-	(8.1)	-	(8.1)
Foreign exchange adjustment	-	0.1	-	-	-	(0.1)	-	-
Subtotal	141.5	4.0	98.2	7.9	-	72.9	122.8	447.3
Jurisdictional offsetting								(432.3)
At October 31, 2021								15.0

	Tax losses and interest restrictions	Share based payments	Deferred revenue	Tax credits	Intangible assets	Other temporary differences	Research and development	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2019	100.5	5.0	108.6	6.8	-	88.6	-	309.5
Transferred from deferred tax liabilities	-	-	-	-	-	-	13.6	13.6
Credited/(charged) to consolidated statement of comprehensive income – continuing operations	33.0	(2.7)	(18.1)	9.5	0.2	(24.4)	72.9	70.4
Credited to consolidated statement of comprehensive income – discontinued operation	-	-	-	-	-	(1.1)	-	(1.1)
Credited directly to equity	-	(1.5)	-	-	-	-	-	(1.5)
Debited to other comprehensive income	-	-	-	-	-	6.2	-	6.2
Foreign exchange adjustment	-	-	-	-	(0.2)	0.4	-	0.2
Subtotal	133.5	0.8	90.5	16.3	-	69.7	86.5	397.3
Jurisdictional offsetting								(397.3)
At October 31, 2020								-

A deferred tax charge to equity of $0.2 million (2020: $1.5 million) arises during the year in relation to share-based payments.

The deferred tax asset relating to other temporary differences of $72.9 million as at October 31, 2021 (2020: $69.7 million) has increased during the year primarily due to the movement of various short term timing differences. Deferred tax assets are recognized in respect of tax losses carried forward to the extent that the realisation of the related tax benefit through the utilization of future taxable profits is probable.

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation continued
Deferred tax assets
The Group did not recognize deferred tax assets in relation to the following gross temporary differences, the expiration of which is determined by the tax law of each jurisdiction:

	Expiration:
	2022	2023	2024	2025	2026	Thereafter	No expiry	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At October 31, 2021
Type of temporary difference:
Losses	0.6	7.4	23.8	40.5	8.2	2,045.1	54.1	2,179.7
Credits	3.2	1.8	1.4	1.4	0.9	4.7	41.1	54.5
Other	-	-	-	-	-	35.3	23.9	59.2
Total	3.8	9.2	25.2	41.9	9.1	2,085.1	119.1	2,293.4

	Expiration:
	2021	2022	2023	2024	2025	Thereafter	No expiry	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At October 31, 2020
Type of temporary difference:
Losses	5.0	11.9	23.7	43.4	13.3	2,226.7	50.7	2,374.7
Credits	3.5	3.1	1.8	1.4	0.7	5.5	45.4	61.4
Other	-	-	-	-	-	88.4	23.9	112.3
Total	8.5	15.0	25.5	44.8	14.0	2,320.6	120.0	2,548.4

Deferred tax liabilities

	Intangible assets	Research and development	Other temporary differences	Total
	$m	$m	$m	$m
At November 1, 2020	(1,180.5)	-	(57.9)	(1,238.4)
Charged to Consolidated statement of comprehensive income – continuing operations	176.8	-	(5.8)	171.0
Credited to other comprehensive income – continuing operations	(7.8)	-	-	(7.8)
Acquisitions	(1.9)	-	-	(1.9)
Deferred tax liabilities reallocated to liabilities held for sale	45.5	-	-	45.5
Foreign exchange adjustment	0.2	-	-	0.2
Subtotal	(967.7)	-	(63.7)	(1,031.4)
Jurisdictional offsetting				432.3
At October 31, 2021				(599.1)

Consolidated financial statements and notes
Notes to the consolidated financial statements
7 Taxation continued
E  Deferred tax continued
	Intangible assets	Research and development	Other temporary differences	Total
	$m	$m	$m	$m
At November 1, 2019	(1,257.1)	13.6	(53.1)	(1,296.6)
Transferred to deferred tax assets	-	(13.6)	-	(13.6)
Charged to Consolidated statement of comprehensive income – continuing operations	85.4	-	(6.8)	78.6
Credited to other comprehensive income – continuing operations	(8.7)	-	-	(8.7)
Credited to equity – impact of adoption of IFRS 16	-	-	1.8	1.8
Foreign exchange adjustment	(0.1)	-	0.2	0.1
Subtotal	(1,180.5)	-	(57.9)	(1,238.4)
Jurisdictional offsetting				397.3
At October 31, 2020				(841.1)

No deferred tax liability is recognized in respect of temporary differences associated with investments in subsidiaries and branches because the Group is in a position to control the timing of the reversal of the temporary differences, and none are expected to reverse in the foreseeable future.

8 Dividends

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Equity - ordinary	$m	$m	$m
Final paid 15.5 cents (2020: nil cents) per ordinary share	51.7	-	240.7
Interim paid 8.8 cents (2020: nil cents) per ordinary share	29.4	-	198.5
	81.1	-	439.2

The directors announced a final dividend of 20.3 cents per share payable on April 21, 2022 to shareholders who are registered at March 11, 2022. This final dividend, amounting to $68.2 million, has not been recognized as a liability as at October 31, 2021.

Consolidated financial statements and notes
Notes to the consolidated financial statements
9 Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each year.

Reconciliation of the earnings and weighted average number of shares:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Earnings ($m)
Loss for the year from continuing operations	(435.1)	(2,974.6)	(18.1)
Profit for the year from discontinued operation	10.7	5.1	1,487.2
	(424.4)	(2,969.5)	1,469.1

Number of shares (m)
Weighted average number of shares	336.5	335.7	378.1
Dilutive effects of shares	-	-	4.1
	336.5	335.7	382.2

Earnings per share
Basic earnings per share (cents)
Continuing operations	(129.30)	(886.15)	(4.87)
Discontinued operation	3.18	1.52	393.37
Total Basic earnings per share	(126.12)	(884.63)	388.50

Diluted earnings per share (cents)
Continuing operations [1]	(129.30)	(886.15)	(4.87)
Discontinued operation	3.18	1.52	389.16
Total Diluted earnings per share [1]	(126.12)	(884.63)	384.35

Basic earnings per share (pence)
Continuing operations	(94.09)	(693.45)	(3.82)
Discontinued operation	2.31	1.19	308.89
Total Basic earnings per share	(91.78)	(692.26)	305.07

Diluted earnings per share (pence)
Continuing operations [1]	(94.09)	(693.45)	(3.82)
Discontinued operation	2.31	1.19	305.59
Total Diluted earnings per share [1]	(91.78)	(692.26)	301.81

Earnings attributable to ordinary shareholders
From continuing operations	(435.1)	(2,974.6)	(18.1)
Excluding non-controlling interests	-	-	(0.3)
(Loss)/profit for the year from continuing operations	(435.1)	(2,974.6)	(18.4)
From discontinued operation	10.7	5.1	1,487.2
	(424.4)	(2,969.5)	1,468.8
Average exchange rate	$1.37/£1	$1.28/£1	$1.27/£1

[1]
The Group reported a loss from continuing operations and a loss for the year attributable to the ordinary equity shareholders of the Company for the year ended October 31, 2021 and October 31, 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The weighted average number of shares excludes treasury shares that do not have dividend rights (note 25, “Share capital”).

Consolidated financial statements and notes
Notes to the consolidated financial statements
10 Goodwill

		October 31, 2021	October 31, 2020
	Note	$m	$m
Net book value
At November 1		3,835.4	6,671.3
Acquisitions	31	7.2	1.4
Impairment charge		-	(2,799.2)
Effects of movements in exchange rates		30.1	(38.1)
Transferred to assets held for sale	30	(147.2)	-
At October 31,		3,725.5	3,835.4
A CGU-level summary of the goodwill allocation is presented below:
Micro Focus		3,725.5	3,835.4

Goodwill acquired through business combinations has been allocated to a cash-generating unit (“CGU”) for the purpose of impairment testing.

The goodwill arising in the year ended October 31, 2021, related to the Streamworx and Full 360 acquisitions of $7.2 million (note 31, “Acquisitions”) 2020: $1.4 million related to the acquisition of Atar Labs), has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the addition to goodwill, all amounts are expected to be deductible for tax purposes.

Goodwill with a net book value of $147.2 million (Costs $253.4 million, impairment ($106.2) million) has been allocated to the Digital Safe business and been reclassified as held for sale in the period and is shown as part of the current assets held for sale in the consolidated statement of financial position and not included in the balance at October 31, 2021 shown above. See note 30 “Discontinued operation and assets held for sale” for additional details.

Impairment test
Goodwill is tested annually for impairment, or more frequently where there is an indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group’s annual test is performed at October 31.

The Group has performed the impairment test at October 31, 2021 incorporating its knowledge of the business into that testing and noting at that date the market capitalisation was less than the net assets of the Group, which was taken into account during the impairment test. The recoverable amount of the Micro Focus CGU is $9.3 billion and excludes the Digital Safe business which is held for sale (2020: $9.3 billion including the Digital Safe business) based on its value in use (“VIU”) calculation. As of October 31, 2021 the Group’s recoverable amount exceeds the carrying value of the net assets of the CGU by $1.2 billion (October 31, 2020: an impairment charge of $2.8 billion, solely related to goodwill, was recognized in administrative expenses as an exceptional cost in the Consolidated Statement of Comprehensive Income).

The recoverable amount of the Micro Focus CGU is determined based on its VIU. The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilizes board approved forecasts for the first four years discounted to present value and the fifth year reflects management’s expectations of the long-term growth prospects which have been applied based upon the expected operating performance of the CGU and Growth prospects in the CGU’s market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates.

Impairment reviews under IAS 36 are required to exclude cost savings resulting from restructuring activities which have not yet commenced. The VIU calculation excludes such cost saving impacts, which are included in the board approved forecasts.

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

The average annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	October 31, 2021	October 31, 2020	Basis of assumptions
Long-term cash flow growth rate for terminal value	1.0%	1.0%
Long-term growth rate into perpetuity is based on nominal long term GDP growth forecasts for the main countries in which the CGU operates adjusted where deemed relevant by management to factor in competition and the maturity of the business.

Pre-tax discount rate[1]	10.6%	10.9%
The discount rate applied to the cash flows is based on the risk free rate for 30 year US government bonds. This rate is adjusted for a risk premium to reflect the increased risk of investing in equities. This risk premium is derived by observing an equity market risk premium (that is the required return over and above a risk free rate by an investor who is investing in the market as a whole) based on external sources and adjusting this with reference to both a beta and a size premium to reflect the risk of the cash-generating unit relative to the market as a whole to provide a cost of equity. Cost of debt is based on external indices reflecting the Group’s credit rating. Cost of equity and debt are then weighted based on market participant leverage.

Average annual revenue growth rate by product group	(4.2)% to 4.5%	(8.1)% to 2.2%
Average annual growth rates by product group are based on a combination of management’s past experience, management’s plans and observable trends in the markets in which the Group’s products operate in and updated for the impact of significant new agreements entered into where relevant, for example, the agreement with AWS on the modernization of mainframe applications and workloads signed in FY21.

1	This equates to a post-tax discount rate of 8.0% (2020: 8.2%).

Sensitivity analysis

In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and could quickly respond to market changes. The sensitivities are prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other key assumptions used in the impairment review. The sensitivities disclosed below are on the VIU calculation, which, as explained above, excludes the cost savings expected from restructuring which has not commenced as at October 31, 2021.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 1.0% (2020: 1.0%). An increase in the discount rate of 1% to 11.6% would reduce the headroom at October 31, 2021 by $0.8 billion to $0.4 billion. An increase in the discount rate of 1.5% would reduce the amount by which the recoverable amount exceeds its carrying value from $1.2 billion to $nil. A decrease in the discount rate of 1% to 9.6% would increase the headroom at October 31, 2021 by $1.0 billion to $2.2 billion.

The directors have assessed that a reasonably possible change in the average annual revenue growth rate by product group is an absolute reduction of 2.0% (2020: 2.0%). A decrease in the average annual revenue growth rate by product group of 2.0% would result in an impairment recognized at October 31, 2021 of $0.8 billion. A decrease in the average annual revenue growth rate by product group of 1.2% would reduce the amount by which the recoverable amount exceeds its carrying value from $1.2 billion to $nil. This sensitivity has been presented before the impact of mitigating actions, such as cost saving that would be taken in such a scenario and which would at least partially offset such a reduction in cash inflows.

The directors have assessed that a reasonably possible change in the long-term growth rate is an absolute change of 0.5% (2020: 0.5%). An increase of 0.5% would increase the headroom at October 31, 2021 by $0.4 billion to $1.6 billion. A decrease of 0.5% would decrease the headroom at October 31, 2021 by $0.3 billion to $0.9 billion. The directors have assessed that there is not a reasonable possible change in the long-term growth rate that would reduce the recoverable amount to below its carrying value.

Consolidated financial statements and notes
Notes to the consolidated financial statements
11 Other intangible assets

				Purchased intangibles
	Note	Purchased software $m	Product development costs $m	Technology $m	Trade names $m	Customer relationships $m	Total $m
Cost
At November 1, 2020		191.5	274.0	2,201.2	269.2	5,364.0	8,299.9
Acquisitions	31	-	-	7.8	-	-	7.8
Additions		28.4	19.1	-	-	-	47.5
Disposals		(13.5)	-	-	-	-	(13.5)
Effects of movements in exchange rates		1.2	(0.1)	10.4	1.2	26.3	39.0
Transferred to current assets classified as held for sale	30	-	-	(82.0)	(7.0)	(185.5)	(274.5)
At October 31, 2021		207.6	293.0	2,137.4	263.4	5,204.8	8,106.2
Accumulated amortisation
At November 1, 2020		113.5	237.9	865.7	87.9	1,611.9	2,916.9
Amortisation charge for the year		37.4	19.6	257.2	20.7	621.5	956.4
Disposals		(13.5)	-	-	-	-	(13.5)
Effects of movements in exchange rates		0.6	-	2.6	0.2	4.2	7.6
Transferred to current assets classified as held for sale	30	-	-	(37.6)	(1.9)	(52.9)	(92.4)
At October 31, 2021		138.0	257.5	1,087.9	106.9	2,184.7	3,775.0
Net book amount at October 31, 2021		69.6	35.5	1,049.5	156.5	3,020.1	4,331.2
Net book amount at October 31, 2020		78.0	36.1	1,335.5	181.3	3,752.1	5,383.0

Consolidated financial statements and notes
Notes to the consolidated financial statements
11 Other intangible assets continued
				Purchased intangibles
		Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	Note	$m	$m	$m	$m	$m	$m	$m
Cost
At October 31, 2019		146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8
Transfers to right-of-use assets[1]		-	-	-	-	-	(14.9)	(14.9)
At November 1, 2019		146.7	257.0	2,178.6	267.3	5,323.3	-	8,172.9
Acquisitions – Atar Labs	31	-	-	6.6	-	-	-	6.6
Additions		55.5	16.2	-	-	-	-	71.7
Additions – external consultants		-	0.8	-	-	-	-	0.8
Disposals		(11.2)	-	-	-	-	-	(11.2)
Effects of movements in exchange rates		0.5	-	16.0	1.9	40.7	-	59.1
At October 31, 2020		191.5	274.0	2,201.2	269.2	5,364.0	-	8,299.9
Accumulated amortisation
At October 31, 2019		76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5
Transfers to right-of-use assets[1]		-	-	-	-	-	(13.1)	(13.1)
At November 1, 2019		76.9	214.3	668.9	68.0	1,204.3	-	2,232.4
Amortisation charge for the year		46.5	23.5	190.2	19.1	394.8	-	674.1
Disposals		(10.6)	-	-	-	-	-	(10.6)
Effects of movements in exchange rates		0.7	0.1	6.6	0.8	12.8	-	21.0
At October 31, 2020		113.5	237.9	865.7	87.9	1,611.9	-	2,916.9
Net book amount at October 31, 2020		78.0	36.1	1,335.5	181.3	3,752.1	-	5,383.0
Net book amount at October 31, 2019		69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3

[1]	Lease contracts have been reclassified to right-of-use assets following the adoption of IFRS 16 on November 1, 2019.

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group’s business combinations. Intangible assets are amortized on a straight-line basis over their expected useful economic life - see Accounting Policy K.

Expenditure totalling $47.5 million (2020: $72.5 million) was made in the year ended October 31, 2021, including $19.1 million in respect of development costs and $28.4 million of purchased software primarily related to the development of the Group’s single IT platform.

The acquisition of Streamworx and Full 360 in the year ended October 31, 2021 gave rise to additions of $7.8 million to purchased intangibles. The acquisition of Atar Labs in the year ended October 31, 2020 gave rise to an addition of $6.6 million to purchased intangibles (note 31, “Acquisitions”).

All of the $19.1 million of additions to product development costs (2020: $16.2 million of $17.0 million) relates to internal product development costs and $nil (2020: $0.8 million) to external consultants’ product development costs.

Consolidated financial statements and notes
Notes to the consolidated financial statements
11 Other intangible assets continued
At October 31, 2021, the unamortized lives of technology assets were in the range of two to eight years, customer relationships in the range of one to 11 years and trade names in the range of three to 15 years. The HPE Software business acquired purchased intangibles, the largest component of the Group’s purchased intangibles, have up to another eight years’ life remaining for technology (carrying value $1.0 billion) and up to 11 years’ life remaining for customer relationships purchased intangibles (carrying value $3.0 billion), assuming no further investments were made.

Included in the consolidated statement of comprehensive income was:

	Year ended October 31, 2021	Year ended October 31, 2020
For continuing operations:	$m	$m
Cost of sales:
- amortization of product development costs	19.6	23.5
- amortization of acquired purchased technology	257.2	190.2
Selling and distribution:
- amortization of acquired purchased trade names and customer relationships	642.2	413.9
Administrative expenses:
- amortization of purchased software	37.4	46.5
Total amortization charge for the year	956.4	674.1

Research and development:
- capitalization of product development costs	19.1	16.2

On November 1, 2020, the Group conducted a review on the estimated lives of its intangible assets with specific focus on those recognized as part of the HPE Software acquisition. This review considered the actual and expected trading performance of the Group compared to the original projections produced at the time of HPE Software acquisition as the directors believe these forecasts better reflect the expected future use of the economic benefits in these acquired intangibles. As a result of this review, the expected lives of certain purchased technology and customer relationship intangibles with a carrying value of $3,736.8 million as at November 1, 2020 have been reduced with the shorter lives applied from November 1, 2020.

The intangibles assets impacted by this change are customer relationships in the ITOM and ADM product groups and customer relationships within certain products in IM&G, which had a total carrying value of $2,770.4 million as at November 1, 2020. These have reduced from 12 years remaining life to between five and 11 years. In addition, purchased technology in the ITOM and ADM product groups and certain purchased technology in IM&G, which had a carrying value of $966.4 million as at November 1, 2020, have reduced from seven years remaining life to five years.

In line with the requirements of IFRS3, these technology assets were originally recognized at the acquisition date in September 2017 and so the asset life represented the estimated period of time before the technology became obsolete if no future investment into that technology were made. However there has been and continues to be significant R&D activity across these portfolios with the Group releasing c.500 product releases each year to ensure that the technology remains relevant beyond the life assigned under the requirements of IFRS 3.

The effect of these changes on actual and expected amortization expense is as follows:

	Impact in the year ended October 31,
$m	2021	2022	2023	2024	2025	2026	Impact in all later periods
Increase/(decrease) in amortization expense	261	261	261	261	192	(145)	(1,091)

Recognized in:
Costs of sales (amortization of acquired purchased)	59	59	59	59	25	(141)	(120)
Selling and distribution expenses (amortization of customer relationships)	202	202	202	202	167	(4)	(971)
	261	261	261	261	192	(145)	(1,091)

Consolidated financial statements and notes
Notes to the consolidated financial statements
11 Other intangible assets continued
If the remaining economic lives of all purchased intangibles were one year longer than the revised lives, expected amortization would be $158.1 million lower than that shown in the table above in the year ended October 31, 2021, with consequential impacts in subsequent years. If the remaining economic lives of all purchased intangibles were one year shorter than the revised lives, amortization would be $166.4 million higher than that shown in the table above in the year ended October 31, 2021, with consequential impacts in subsequent years.

12 Property, plant and equipment

		Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	Note	$m	$m	$m	$m	$m
Cost
At November 1, 2020		14.0	83.6	107.9	7.8	213.3
Acquisition		-	-	-	0.1	0.1
Additions		-	1.2	15.6	0.9	17.7
Disposals		-	(4.5)	(14.0)	(0.8)	(19.3)
Effects of movements in exchange rates		0.8	0.6	1.9	0.2	3.5
Transferred to current assets classified as held for sale	30	-	(4.1)	(2.3)	-	(6.4)
At October 31, 2021		14.8	76.8	109.1	8.2	208.9

Accumulated depreciation
At November 1, 2020		2.5	47.3	69.5	0.3	119.6
Disposals		-	(3.6)	(14.0)	(0.5)	(18.1)
Charge for the year		0.4	10.9	20.3	2.1	33.7
Effects of movements in exchange rates		0.1	0.2	1.6	0.2	2.1
Transferred to current assets classified as held for sale	30	-	(1.8)	(2.0)	-	(3.8)
At October 31, 2021		3.0	53.0	75.4	2.1	133.5
Net book amount at October 31, 2021		11.8	23.8	33.7	6.1	75.4
Net book amount at November 1, 2020		11.5	36.3	38.4	7.5	93.7

Consolidated financial statements and notes
Notes to the consolidated financial statements
12 Property, plant and equipment
	Freehold land and buildings	Leasehold improvements	Computer equipment	Fixtures and fittings	Total
	$m	$m	$m	$m	$m
Cost
At October 31, 2019	14.0	113.5	144.4	13.2	285.1
Transfers to right-of-use assets[1]	-	(9.8)	(50.6)	-	(60.4)
At November 1, 2019	14.0	103.7	93.8	13.2	224.7
Additions	-	4.8	28.4	2.9	36.1
Other[2]	-	(9.8)	-	-	(9.8)
Disposals	-	(15.3)	(14.1)	(8.5)	(37.9)
Effects of movements in exchange rates	-	0.2	(0.2)	0.2	0.2
At October 31, 2020	14.0	83.6	107.9	7.8	213.3

Accumulated depreciation
At October 31, 2019	2.2	51.7	85.1	5.6	144.6
Transfers to right-of-use assets[1]	-	(5.2)	(29.7)	-	(34.9)
At November 1, 2019	2.2	46.5	55.4	5.6	109.7
Disposals	-	(11.0)	(13.5)	(7.8)	(32.3)
Charge for the year	0.3	11.9	27.6	2.2	42.0
Effects of movements in exchange rates	-	(0.1)	-	0.3	0.2
At October 31, 2020	2.5	47.3	69.5	0.3	119.6
Net book amount at October 31, 2020	11.5	36.3	38.4	7.5	93.7

Net book amount at October 31, 2019	11.8	61.8	59.3	7.6	140.5
Transfers to right-of-use assets[1]	-	(4.6)	(20.9)	-	(25.5)
Net book amount at November 1, 2019	11.8	57.2	38.4	7.6	115.0

[1]
Property, plant and equipment held under finance leases and hire purchase contracts under IAS 17 and assets recognized in relation to asset retirement obligations on leased asset have been reclassified to right-of-use assets following the adoption of IFRS 16 on November 1, 2019.

[2]	Other movements of $9.8million relates to amounts received in relation to the reimbursement of leasehold improvement costs.

Depreciation for the year ended October 31, 2021 of $33.7 million (2020: $42.0 million) is included within administrative expenses and cost of sales in the Consolidated statement of comprehensive income.

13 Other non-current assets

	October 31, 2021	October 31, 2020
	$m	$m
Employee benefit deposit	22.6	17.9
Long-term rent deposits	8.3	5.3
Long-term prepaid expenses	4.0	2.3
Net investment in finance sub-leases	6.0	5.5
Other	1.3	0.8
	42.2	31.8

Employee benefit deposits are held in Israel ($17.3 million), Italy ($2.5 million) and the Netherlands ($2.8 million) (2020: Israel $12.8 million, Italy $2.4 million and the Netherlands $2.7 million). Employers in Italy and Israel are required by law maintain funds to satisfy certain employee benefit liabilities, including free time off and compensation for involuntary termination of employment. These investment-based deposits are managed by third parties and the carrying values are marked-to-market based on third party investment reports. In addition, a cash deposit was held in the Netherlands on behalf of certain employees to cover legacy employment subsistence benefits.

Consolidated financial statements and notes
Notes to the consolidated financial statements
14 Trade and other receivables

	October 31, 2021	October 31, 2020
	$m	$m
Trade receivables	738.8	628.4
Loss allowance	(14.0)	(17.9)
Trade receivables net	724.8	610.5
Prepayments	40.1	49.1
Other receivables	59.4	38.1
Contract assets	62.0	33.7
	886.3	731.4

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

At October 31, 2021 and October 31, 2020, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument. As at October 31, 2021, a loss allowance of $14.0 million (2020: $17.9 million) was recognized for trade receivables.

The ageing of these receivables is as follows:

	Current	Up to three months	Three to four months	Over four months	Total
	$m	$m	$m	$m	$m
October 31, 2021:
Gross trade receivables	655.3	61.3	6.6	15.6	738.8
Loss allowance	(2.6)	(1.1)	(0.5)	(9.8)	(14.0)
Net trade receivables	652.7	60.2	6.1	5.8	724.8

October 31, 2020:
Gross trade receivables	561.4	42.3	4.3	20.4	628.4
Loss allowance	(6.1)	(0.9)	(0.4)	(10.5)	(17.9)
Net trade receivables	555.3	41.4	3.9	9.9	610.5

Movements in the Group provision for impairment of trade receivables were as follows:

	October 31, 2021	October 31, 2020
	$m	$m
At November 1	17.9	42.4
Loss allowance provided/(released)in the year	0.6	(4.8)
Receivables written off as uncollectable	(4.5)	(19.7)
At October 31,	14.0	17.9

The creation and release of the loss allowance for receivables have been included in selling and distribution costs in the Consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security. The loss allowance for trade receivables is measured at an amount equal to the lifetime expected credit losses as allowed for under IFRS 9.

Consolidated financial statements and notes
Notes to the consolidated financial statements
14	Trade and other receivables continued

Contract assets relate to amounts not yet billed and so not yet due from customers and which are expected to be invoiced to customers. The movement in contract assets in the year is primarily the result of a number of multi-year billing contracts, totalling circa $14 million, entered into shortly before the period end where the licences were delivered in October. Excluding these contracts, the level of new contract assets that have arisen during the year is consistent with the level of billings on existing contract assets. The Group considers the credit quality of contract assets on a customer-by-customer basis. As with trade receivables, which contract assets convert to upon invoicing, there is considered to be a low risk of default due to the high number of recurring customers. In determining the recoverability of a contract asset, the Group considers the specific circumstances of each contract asset and any change in the circumstances of the balance. Due to this management believes significant provision is not required.

15 Contract-related costs

	October 31, 2021	October 31, 2020
	$m	$m
Current	33.0	27.9
Non-current	31.9	35.7
	64.9	63.6

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

The amortization expenses in the year for the costs of obtaining customer contracts were $22.6 million (2020: $16.1 million).

Amortization of the capitalized costs of obtaining customer contracts is classified as sales and marketing expense. Capitalized costs from customer contracts are classified as non-financial assets in our statement of financial position.

	October 31, 2021	October 31, 2020
	$m	$m
Asset recognized from costs incurred to acquire a contract	27.2	29.1
Amortization and impairment loss recognized as cost of providing services during the year	(22.6)	(16.1)

16 Cash and cash equivalents

	October 31, 2021	October 31, 2020
	$m	$m
Cash at bank and in hand	355.9	374.3
Short-term bank deposits	202.5	362.9
Cash and cash equivalents	558.4	737.2

Consolidated financial statements and notes
Notes to the consolidated financial statements
16 Cash and cash equivalents continued
At October 31, 2021 and October 31, 2020, the carrying amount approximates to the fair value. The Group’s credit risk on cash and cash equivalents is limited as the counterparties are well established banks with generally high credit ratings. The credit quality of cash and cash equivalents is as follows:

	October 31, 2021	October 31, 2020
	$m	$m
S&P/Moody’s/Fitch rating:
AAA	184.8	358.4
AA-	2.8	27.2
A+	348.6	318.6
A	11.6	9.9
A-	2.6	9.1
BBB+ to C-	8.0	14.0
	558.4	737.2

Where the opinions of the rating agencies differ, the lowest applicable rating has been assigned to the counterparty.
17 Trade and other payables – current

	October 31, 2021	October 31, 2020
	$m	$m
Trade payables	80.9	71.5
Tax and social security	72.9	84.3
Accruals	359.2	347.7
	513.0	503.5

At October 31, 2021 and at October 31, 2020, the carrying amount approximates to the fair value. At October 31, 2021 accruals include vacation and payroll – $79.7 million (2020: $82.8 million), commission and employee bonuses - $133.1 million (2020: $90.5 million), integration and divestiture expenses - $6.6 million (2020: $30.1 million) and consulting and audit fees - $26.8 million (2020: $23.8 million).

18 Borrowings

	October 31, 2021	October 31, 2020
	$m	$m
Bank loan secured	4,608.0	4,733.2
Unamortized prepaid facility arrangement fees and original issue discounts	(59.6)	(92.9)
Carrying value	4,548.4	4,640.3

	October 31, 2021			October 31, 2020
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$m	$m	$m	$m	$m	$m
Current liabilities	42.0	(17.7)	24.3	34.2	(12.8)	21.4
Non-current liabilities	4,566.0	(41.9)	4,524.1	4,699.0	(80.1)	4,618.9
	4,608.0	(59.6)	4,548.4	4,733.2	(92.9)	4,640.3

Consolidated financial statements and notes
Notes to the consolidated financial statements
18 Borrowings Continued
The carrying value for borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are originally amortized between three and six years. The remaining unamortized fees of $59.6 million have a remaining period of amortization of up to two years. Long-term borrowings have a drawn value of $4,608.0 million before unamortized prepaid facility fees. The fair value of the Long-term borrowings before unamortized prepaid facility fees can be found in note 24, “Financial risk management and financial instruments”.

Short-term borrowing of $24.3 million represents capital repayments of $42.0 million falling due on the Group borrowings within one year less unamortized prepaid facility arrangement fees and original issue discounts of $17.7 million.

The Group’s earliest debt maturity is in June 2024, however as described below, annual instalment payments are required.

The following facilities were drawn as at October 31, 2021:

•
The €585.0 million (equivalent to $676.0 million) senior secured five-year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

•
The $359.5 million senior secured seven-year term loan B-3 issued by MA FinanceCo., LLC, maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

•
The $633.7 million senior secured five-year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

•
The $2,427.9 million senior secured seven-year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

•
The €442.2 million (equivalent to $510.9 million) senior secured seven-year term loan B issued by MA FinanceCo., LLC, maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn as at October 31, 2021:

•
A senior secured revolving credit facility of $350.0 million (“Revolving Facility”), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At October 31, 2021, none of the Revolving Facility was drawn (October 31, 2020: $nil), together with $4,608.0 million of term loans giving gross debt of $4,608.0 million drawn.

On January 17, 2022, the Group announced the refinancing of $1.6 billion of existing term loans. This refinancing comprised a €750 million and a $750 million Senior Secured Term Loan B. The new 5-year Facilities have been used by the Group to fully refinance its existing Senior Secured Term Loan B Euro facility issued by MA FinanceCo., LLC due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facilities issued by Seattle SpinCo, Inc., ($750 million refinanced, $1,678 million remaining) and MA FinanceCo., LLC, ($359.5 million B-3 fully replaced by additional Euro borrowing) due June 2024.

The new 5-year Facilities incurs interest at 4.00% above EURIBOR (subject to 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and 4.00% above SOFR and CSA (subject to 0.5% floor) at an original issue discount of 1.0% on the US dollar denominated tranche. This represents an increase in annualised interest costs of approximately $23.0 million.

The following covenants related to net leverage apply to the Group’s term-loan borrowing facilities:

•
The Revolving Facility is subject to a single financial covenant, only in circumstances when more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. Throughout the year the applicable covenant threshold was 3.85x, however no test was applicable at October 31, 2021 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This facility has been amended post year end with the facility reduced to $250 million and with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025. The amended facility is subject to a covenant test when more than 40% of the revolving credit facility is outstanding at a fiscal quarter end with a 5.00x net leverage covenant being applied.

•
Additional debt repayments when the Group’s net leverage at October 31, exceeds 3.00x, when 25% of excess cash flow for the year is required to be paid, and 3.30x, when 50% of excess cash flow for the year is required to be paid

•
Net proceeds from divestitures in excess of $45 million are required to be used to make debt repayments. When the Group’s net leverage exceeds 3.00x, 100% of net proceeds must be used for debt repayments. When net leverage is below 3.00x, 50% of net proceeds must be used to make a debt repayment; however no further debt repayment is required once repayment reduces net leverage below 2.50x on a pro forma basis therefore use of excess disposal proceeds at this point is at the Group’s discretion; and

Consolidated financial statements and notes
Notes to the consolidated financial statements

18	Borrowings continued

•	An additional 25 basis points of margin is required to be paid on the term loans maturing in June 2024 when net leverage exceeds 3.00x. The Group is currently paying this margin.

These covenants are not expected to inhibit the Group’s future operations or funding plans.

Net leverage is defined as net debt (see note 24)/Adjusted EBITDA (see note 1). The credit facility agreements apply frozen GAAP for IFRS 16 and allows certain expected cost savings to be included in the measurement therefore the calculated value differs from that using net debt/Adjusted EBITDA as presented in this annual report. The difference has not exceeded 0.20x during the current period.

In addition to the net leverage related payments the Group’s borrowing arrangements include annual repayments of 1% of the initial par value for the B-3, Seattle Spinco and Euro term B loans and 2.5% of the initial par value for the B-1 and B4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity.

The movements on the Group loans in the year were as follows:

	term loan B-1 EUR	term loan B-2 USD	term loan B-3 USD	term loan B-4 USD	Seattle Spinco term loan B	Euro term loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2
Draw downs	-	-	-	-	-	-	-	-
Repayments	(17.9)	-	(8.7)	(16.3)	(58.4)	(12.8)	-	(114.1)
Foreign exchange	(6.4)	-	-	-	-	(4.7)	-	(11.1)
At October 31, 2021	676.0	-	359.5	633.7	2,427.9	510.9	-	4,608.0

At November 1, 2019	-	1,414.7	368.2	-	2,486.3	505.8	-	4,775.0
Draw downs	665.8	-	-	650.0	-	-	175.0	1,490.8
Repayments	-	(1,414.7)	-	-	-	-	(175.0)	(1,589.7)
Foreign exchange	34.5	-	-	-	-	22.6	-	57.1
At October 31, 2020	700.3	-	368.2	650.0	2,486.3	528.4	-	4,733.2

The maturity of borrowings can be seen in note 24, “Financial risk management and financial instruments”.

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organized in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

Consolidated financial statements and notes
Notes to the consolidated financial statements
19 Leases

The Group enters into leasing arrangements in the normal course of its business including:
-	Office space (included in “Leasehold land and buildings”);
-	Data centers (included in “Leasehold land and buildings”);
-	Vehicles (included in “Other”); and
-	Computer equipment.

The Group’s lease arrangements can contain a number of features including some or all of:
-	Extension and break options;
-	Variable lease payments;
-	Annual or periodic set rental increases; and
-	Indexed or market-based rental increases.

Consistent with the requirements of IFRS 16, extension options are only included in the lease liability where they are considered reasonably certain, see below, and only fixed rental increases are included in the lease liability. Indexed or market-based rental increases are only included in the lease liability once the indexation or rent review date has passed. Variable lease payments are expensed as incurred. The Group makes no material payments for variable payments not included in the lease liability.

Two individual leased properties are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space. The Group has recently concluded negotiations with the landlord for this facility for which the lease was set to end in 2024 to extend the lease term with a reduction in floor space in stages. In February 2022, an initial reduction to approximately 239,100 square feet, then from June 2024 to approximately 219,900 square feet with a further reduction in floor space from December 2024 to approximately 142,300 square feet. This new lease agreement expires in 2034, with an option to extend for a further three, five-year periods. The Group’s current annual rent under this lease is $8.7 million (2020: $8.4 million) and this will reduce as the floor space reduces to $5.3 million per annum in February 2022 and $3.6 million per annum from December 2024. Since March 1, 2019, part of the property has been sublet. Current annual sub-lease income is $1.1 million (2020: $1.1 million). The second property is located in Santa Clara, California, where the Group currently leases approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further five-year period. The Group’s current annual rent under this lease is $4.9 million (2020: $4.7 million). The Group is currently not utilizing one and a half floors of this facility and the related right-of-use assets has been tested for impairment with a partial impairment recorded.

Right-of-use assets
During the year the Group entered into new leasing arrangements, extended existing leasing agreements and was party to rent reviews and therefore recognized additions to right-of-use assets of $38.8 million (2020: $42.0 million). Right-of-use assets of $8.9 million were transferred to held for sale during the period, see note 30, “Discontinued operations and Assets held for sale.”

	Leasehold land and buildings	Computer equipment	Other	Total
	$m	$m	$m	$m
Net book value at October 31, 2021	128.5	16.0	8.7	153.2
Net book value at October 31, 2020	180.1	20.4	6.7	207.2

Depreciation charge for the year ended October 31, 2021	56.9	9.6	6.8	73.3

Consolidated financial statements and notes
Notes to the consolidated financial statements
19	Leases continued

Amounts recognized in the statement of comprehensive income:

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019 Under IAS 17
	Note	$m	$m	$m

Interest on lease liabilities	6	10.0	13.2	-
Depreciation of right-of-use assets		73.3	76.9	-
Impairment of right-of-use assets*		5.6	5.9	-
Income from sub-leasing right-of-use assets		0.2	0.4	-

Under IAS 17:
Interest on lease liabilities	6	-	-	2.0
Depreciation of lease assets		-	-	13.9
Lease expense		-	-	65.9
Income from sub-leasing right-of-use assets		-	-	1.0

*
The Group assessed right-of-use assets for indicators of impairment during the year in particular leases, which have become vacant or part vacant or changes in sub-lease expectations on existing vacant properties. As a result, an additional impairment of $5.6 million was recognized in the year (2020: $5.9 million). The impairment against the right-of-use asset carrying value reflects any expected sub lease-income over the remainder of the lease.

Amounts recognized in statement of cash flows:

	Year ended October 31, 2021	Year ended October 31, 2020
	$m	$m
Interest payments on lease liabilities	10.0	13.2
Payment for lease liabilities	79.5	80.1
Total cash outflow for leases	89.5	93.3

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

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

•
Up to five years for offices, unless the non-cancellable period exceeds this, with optional extension periods only included in leases expiring in the earlier part of this period and where clear plans to extend the leases are already in place; and

•
Up to three years for data centres with optional extensions periods, where they exist, only included for leases expiring in the next year and for which relocation of the assets located in the data centre is considered uneconomic.

For vehicle leases the minimum lease term, typically three to four years, is judged to be the lease term. Extension options for vehicles are not considered reasonably certain as the assets are not highly customized or difficult to replace.

The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Significant changes in assumptions or activities e.g. such as an acquisition or disposal, would impact the expected future cash outflows related to leasing activities. Where a significant event or change in circumstances does not occur, the lease term and therefore the lease liability and right-of-use asset, will decline over time. The Group’s cash outflow for leases in the year ended October 31, 2021 was $89.5 million (2020: $93.3 million). Leases with annual cash outflows during the year ended October 31, 2021 of $3.0 million (2020: $8.9 million) ended and were not renewed or replaced. Considering the impact of these terminations and

Consolidated financial statements and notes
Notes to the consolidated financial statements
19	Leases continued

absent significant future changes in the volume of the Group’s activities or strategic changes to lease fewer assets the Group’s cash outflow would be expected to continue for future periods at a consistent level, subject to any contractual price increases.

The maturity analysis of the Group’s lease liability, in note 24 “Financial risk management and financial instruments”, only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

Lease obligations:
Under IFRS 16 “Leases”, the Group recognizes the discounted future lease payments over the reasonably certain lease term as a liability along with an associated right-of-use asset, see above.

The movement on the Group lease obligations in the year were as follows:

	Note	October 31, 2021 $m	October 31, 2020 $m
IFRS 16 adoption		-	269.8
Transfer from Finance lease liability		-	23.5
Balance at November 1		250.4	293.3
Additions		35.1	41.6
Disposals		-	(0.2)
Payments		(89.5)	(93.3)
Interest	6	10.0	13.2
Transferred to held for sale	30	(11.4)	-
Foreign exchange		(0.1)	(4.2)
Balance at October 31,		194.5	250.4

Included within:
Current liabilities		74.9	82.2
Non-current liabilities		119.6	168.2
Total		194.5	250.4

Leases as lessor
The Group acts as a lessor where it is able to sub-lease vacant property space. Sub-leases are classified as either finance leases or operating leases dependent upon the transfers of substantially all of the risk and rewards associated with the head lease to the lessee in the sub-lease agreement.

Finance leases
The Group has six lease arrangements classified as finance leases. The long-term element of net investment in leases of $6.0 million as at October 31, 2021 (2020: $5.5 million) is included in note 13 “Other non-current assets”. The short-term element of net investments in leases of $1.9 million as at October 31, 2021 (2020: $2.1 million) is included in other receivables in note 14 “Trade and other receivables”.

20 Contract liabilities

	October 31, 2021	October 31, 2020
	$m	$m
Current	984.6	981.4
Non-current	131.8	117.2
	1,116.4	1,098.6

Revenue billed but not recognized in the Consolidated statement of comprehensive income under the Group’s accounting policy for revenue recognition is classified as contract liabilities in the Consolidated statement of financial position and recognized over the period of the contract. Contract liabilities primarily relates to undelivered maintenance and subscription services on billed contracts.

Contract liabilities as at October 31, 2021 were $1,116.4 million (2020: $1,098.6 million). The movement in contract liabilities in the year mainly results from new amounts being deferred, where the billing is in advance of satisfaction of the related performance obligation, and amounts being recognized as revenue, where performance obligations have been satisfied. The amount of revenue recognized in the reporting year that was included in the contract liability balance as at November 1, 2020 was $981.4 million (2020: $1,045.9 million).

Consolidated financial statements and notes
Notes to the consolidated financial statements
20	Contract liabilities continued

Remaining performance obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future years. The remaining revenue allocated to future performance obligations was $1,563.9 million as at October 31, 2021 (2020: $1,598.1 million), of which approximately 76% (2020: 77%) of the revenue is expected to be recognized over the next 12 months and the remainder thereafter.

This amount mostly comprises obligations to provide maintenance and SaaS subscriptions as the contracts have durations of one or multiple years.

21 Provisions and contingent liabilities

	October 31, 2021	October 31, 2020
	$m	$m
Onerous leases and dilapidations	25.4	16.9
Restructuring	23.0	30.8
Legal	25.0	9.7
Other	12.1	14.8
Total	85.5	72.2

Current	65.7	49.7
Non-current	19.8	22.5
Total	85.5	72.2

		Onerous contracts and dilapidations	Restructuring	Legal	Other	Total
	Note	$m	$m	$m	$m	$m
At November 1, 2020		16.9	30.8	9.7	14.8	72.2
Acquisitions	31	-	-	-	0.1	0.1
Additional provision in the year		17.9	32.6	93.3	3.1	146.9
Released		(2.5)	(7.6)	(2.5)	(2.8)	(15.4)
Utilization of provision		(5.9)	(32.8)	(75.6)	(3.1)	(117.4)
Effects of movements in exchange rates		0.2	-	0.1	-	0.3
Transferred to current liabilities classified as held for sale		(1.2)	-	-	-	(1.2)
At October 31, 2021		25.4	23.0	25.0	12.1	85.5

Current		11.6	19.0	25.0	10.1	65.7
Non-current		13.8	4.0	-	2.0	19.8
Total		25.4	23.0	25.0	12.1	85.5

Onerous contracts and dilapidations provisions
The onerous contracts include onerous non-rental related property costs and other onerous contracts. Additional onerous contracts in relation to property of $4.8 million was recorded in the year ended October 31, 2021 (2020: $3.2 million), mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations. Additional provisions of $10.4 million were also recorded for other onerous contracts principally related to IT contracts in relation to the Group’s former enterprise platforms.

The dilapidations provision relates to obligations to restore leased Group properties. The positions regarding the non-rental related property costs are expected to be fully utilized within 13 years. An additional provision of $2.7 million was recorded in the year ended October 31, 2021 (2020: $3.2 million) following a review of obligations to restore leased property at the end of the lease period.

Consolidated financial statements and notes
Notes to the consolidated financial statements
21	Provisions and contingent liabilities continued

Restructuring provisions
Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilized within 12 months. Restructuring costs are reported within exceptional costs (note 4, “Exceptional items”).

Legal provisions and Contingent liabilities
Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with on-going legal matters. This includes the following two matters:

Patent litigation
On the matter of litigation with Wapp the Company reached a settlement with Wapp for payment of $67.5 million to completely resolve the dispute for itself and its customers without admission of liability during the year. The matter was previously disclosed as a contingent liability. The provision movement in the period includes this settlement and associated costs. In line with our accounting policy, the cost of recording this provision has been treated as an exceptional cost in the Consolidated Statement of Comprehensive Income for the year ended October 31, 2021 and further details can be found in note 4, “Exceptional items.”

Shareholder litigation
The shareholder litigation complaint in the United States District Court for the Southern District of New York, previously disclosed as a contingent liability, has been followed by a mediation during the period where the parties have reached an agreement to settle the case on terms including a payment of $15.0 million to a settlement class. The proposed settlement is subject to the court’s approval. The Group has recognized a legal provision of $15.0 million and an insurance receivable, within other receivables, of $15.0 million. Therefore, the charge to establish the provision nets to zero in the Consolidated Statement of Comprehensive Income for the shareholder litigation. The settlement amount will be paid from insurance coverage. The Company and all defendants have denied, and continue to deny, the claims alleged in the case and the settlement does not reflect any admission of fault, wrongdoing or liability as to any defendant.

In the Superior Court of California, the matter is ongoing. No liability has been recognized in this case as it is too soon to estimate whether there will be any financial impact.

California employee claim
In 2018, a putative class action complaint was filed alleging that HPE pays California-based female employees “systemically lower compensation” than male employees performing substantially similar work. This action remains on-going. As part of the Group’s acquisition of the HPE Software business, terms were agreed that allocate potential financial responsibility for litigation between both parties. The Group has recognised no liability in this case as we are unable to estimate whether there will be any financial impact.

Other provisions
Other provisions at October 31, 2021 predominantly relate to interest on uncertain tax provisions of $5.6 million (2020: $7.6 million) and a provision for estimated unclaimed property exposure pertaining to accounts payable of $4.2 million (2020: $4.4 million). Discussion on the EU State Aid tax contingent liability in relation to the EU State Aid case is included in note 7, “Taxation”.

22 Pension and other long-term benefit commitments
a) Defined contribution
The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contribution schemes are as follows:

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Continuing operations	Note	$m	$m	$m
Defined contribution schemes	28	34.2	31.2	32.7

b) Defined benefit
	October 31, 2021	October 31, 2020
	$m	$m
Within non-current assets:
Long-term pension assets	17.1	18.2

Within non-current liabilities:
Retirement and other benefit obligations	(147.1)	(155.0)

Consolidated financial statements and notes
Notes to the consolidated financial statements
22 Pension and other long-term benefit commitments continued
As of October 31, 2021, there are a total of 36 defined benefit plans in 12 countries around the world (2020: 33). The highest concentration of the defined benefit plans are in Germany, where the Group sponsors 12 (2020: 12) separate schemes that comprise over 73% (2020: 83%) of the total net retirement benefit obligation recorded in the Group’s consolidated statement of financial position. The Group’s German schemes are primarily final salary pension plans, which provide benefits to members either in the form of a lump sum payment or a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Although most of these schemes in Germany are funded at some level, there are typically no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in a funds focusing on equities and debt instruments. Most of the Group’s German schemes are closed to new entrants, however, three of the schemes are open to new members.

The remainder of the Group’s defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans, other types of statutory plans that provide a one-time benefit at termination and leave plans which allow the participants to carry over leave time earned for a period of time exceeding one year. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds; however, other schemes are administered locally with the assistance of local pension experts. Many of the Group’s plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed to new members. The Group sponsors 24 plans outside of Germany (2020: 12). Of these, 17 plans are open to new members, most of which are termination or retirement indemnity plans, statutory plans providing a one-time benefit at termination, retirement, death or disability and leave plans. The Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group’s obligations are limited to the liabilities of our employees.

There were seven leave plans reclassified to the net retirement and other defined benefit obligation during the year ended October 31, 2021 and three plans reclassified to the net retirement obligation during the year ended October 31, 2020. None of the plans are final salary plans and none are material.

Long-term pension assets

Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy, as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the consolidated statement of financial position as long-term pension assets. During the years ended October 31, 2021 and 2020, some of the insurance policies previously unpledged were pledged to the pension plans and transferred to plan assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Movement in the fair value of long-term pension assets is included in other comprehensive income. All non-plan assets are held in Germany.

The movement on the long-term pension assets is as follows:

		October 31, 2021	October 31, 2020
	Note	$m	$m
As at November 1		18.2	17.1
Transfer to plan assets		(1.2)	(0.4)
Interest on non-plan assets	6	0.2	0.2
Benefits paid		(0.2)	(0.1)
Contributions		0.1	0.3

Included within other comprehensive income:
- Change in fair value assessment		0.2	0.4
		0.2	0.4

Effects of movements in exchange rates		(0.2)	0.7

At October 31		17.1	18.2
Included within other comprehensive income:
Continuing operations		0.2	0.4
		0.2	0.4

Consolidated financial statements and notes
Notes to the consolidated financial statements
22 Pension and other long-term benefit commitments continued
Long-term pension assets continued
The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of October 31, 2021. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the year ended October 31, 2021 (2020: none).

Retirement benefit obligations
The following amounts have been included in the consolidated statement of comprehensive income for defined benefit pension arrangements:

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Note	$m	$m	$m
Current service charge	28	11.3	10.4	9.0
Changes in other long-term benefits		1.4	-	-
Charge to operating loss		12.7	10.4	9.0

Current service charge – discontinued operations		-	-	0.1

Interest on defined benefit liabilities		2.6	3.1	4.2
Interest on defined benefit assets		(1.1)	(1.3)	(1.8)
Charge to finance costs	6	1.5	1.8	2.4

Total continuing charge to loss for the year		14.2	12.2	11.5

The contributions for the year ended October 31, 2022 are expected to be broadly in line with the year ended October 31, 2021.

The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities. There are no funding requirements in Germany.

The following amounts have been recognized as movements in the statement of other comprehensive income:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Actuarial return on assets excluding amounts included in interest income	20.7	1.8	5.9

Re-measurements – actuarial gains/(losses):
- Demographic	1.3	-	(1.6)
- Financial	9.8	(0.6)	(38.8)
- Experience	1.6	3.0	8.4
	12.7	2.4	(32.0)

Reclassification from defined contribution scheme or other assets and liabilities to defined benefit scheme	-	(4.6)	-
Movement in the year	33.4	(0.4)	(26.1)

Continuing operations	33.4	(0.4)	(26.2)
Discontinued operation	-	-	0.1
	33.4	(0.4)	(26.1)

Consolidated financial statements and notes
Notes to the consolidated financial statements
22 Pension commitments continued
The weighted average key assumptions used for the valuation of the schemes were:

	October 31, 2021			October 31, 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.10%	2.69%	2.50%	3.09%	2.64%
Rate of increase in pension payments	1.75%	1.50%	1.75%	1.50%	1.50%	1.50%
Discount rate	1.07%	1.87%	1.25%	0.79%	1.41%	0.90%
Inflation	1.75%	1.36%	1.69%	1.50%	1.25%	1.47%

The mortality assumptions for the German schemes are set based on the ‘Richttafeln 2018 G’ by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	October 31, 2021			October 31, 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting year:
Male	20	21	21	20	22	20
Female	24	24	24	24	25	24

Retiring 15 years after the end of the reporting year:
Male	23	22	23	22	23	22
Female	26	25	26	26	26	25

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	October 31, 2021			October 31, 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	246.1	74.5	320.6	248.4	54.9	303.3
Fair values of plan assets	(138.8)	(34.7)	(173.5)	(119.1)	(29.2)	(148.3)
	107.3	39.8	147.1	129.3	25.7	155.0

Consolidated financial statements and notes
Notes to the consolidated financial statements
22 Pension commitments continued
The defined benefit obligation has moved as follows:

	October 31, 2021
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2020	248.4	(119.1)	129.3	54.9	(29.2)	25.7	303.3	(148.3)	155.0
Current service cost	6.1	-	6.1	5.2	-	5.2	11.3	-	11.3
Changes in other long-term benefits	1.4	-	1.4	-	-	-	1.4	-	1.4
Reclassification from other liabilities/assets	-	-	-	20.2	-	20.2	20.2	-	20.2
Transferred to current assets classified as held for sale	-	-	-	(0.2)	-	(0.2)	(0.2)	-	(0.2)
Transfer from long-term pension assets	-	(1.2)	(1.2)	-	-	-	-	(1.2)	(1.2)
Benefits paid	(1.9)	1.9	-	(1.9)	1.9	-	(3.8)	3.8	-
Contributions by plan participants	1.2	(1.2)	-	0.6	(0.6)	-	1.8	(1.8)	-
Contribution by employer	-	(1.7)	(1.7)	-	(6.0)	(6.0)	-	(7.7)	(7.7)
Interest cost/(income) (note 6)	1.9	(0.8)	1.1	0.7	(0.3)	0.4	2.6	(1.1)	1.5

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	-	-	-	(1.3)	-	(1.3)	(1.3)	-	(1.3)
- Financial	(6.7)	-	(6.7)	(3.1)	-	(3.1)	(9.8)	-	(9.8)
- Experience	(2.1)	-	(2.1)	0.5	-	0.5	(1.6)	-	(1.6)

Actuarial return on assets excluding amounts included in interest income	-	(18.8)	(18.8)	-	(1.9)	(1.9)	-	(20.7)	(20.7)
	(8.8)	(18.8)	(27.6)	(3.9)	(1.9)	(5.8)	(12.7)	(20.7)	(33.4)
Effects of movements in exchange rates	(2.2)	2.1	(0.1)	(1.1)	1.4	0.3	(3.3)	3.5	0.2

At October 31, 2021	246.1	(138.8)	107.3	74.5	(34.7)	39.8	320.6	(173.5)	147.1

Consolidated financial statements and notes
Notes to the consolidated financial statements
22 Pension commitments continued
	October 31, 2020
	Germany			Rest of World			Total
Defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations	Defined benefit obligations	Scheme assets	Net defined benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At November 1, 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4
Current service cost	6.9	-	6.9	3.5	-	3.5	10.4	-	10.4
Reclassification from other liabilities/assets	14.7	(17.8)	(3.1)	1.5	-	1.5	16.2	(17.8)	(1.6)
Transfer from long-term pension assets	-	(0.4)	(0.4)	-	-	-	-	(0.4)	(0.4)
Benefits paid	(0.6)	0.6	-	(2.9)	2.9	-	(3.5)	3.5	-
Contributions by plan participants	1.1	(1.1)	-	0.6	(0.6)	-	1.7	(1.7)	-
Contribution by employer	-	(0.7)	(0.7)	-	(2.3)	(2.3)	-	(3.0)	(3.0)
Interest cost/(income) (note 6)	2.3	(1.0)	1.3	0.8	(0.3)	0.5	3.1	(1.3)	1.8

Included within other comprehensive income:
Re-measurements - actuarial (gains) and losses:
- Demographic	-	-	-	-	-	-	-	-	-
- Financial	(0.4)	-	(0.4)	1.0	-	1.0	0.6	-	0.6
- Experience	(2.0)	-	(2.0)	(1.0)	-	(1.0)	(3.0)	-	(3.0)

Actuarial return on assets excluding amounts included in interest income	-	(2.4)	(2.4)	-	0.6	0.6	-	(1.8)	(1.8)

Reclassification to defined benefit scheme	3.1	-	3.1	1.5	-	1.5	4.6	-	4.6
	0.7	(2.4)	(1.7)	1.5	0.6	2.1	2.2	(1.8)	0.4
Effects of movements in exchange rates	9.8	(4.3)	5.5	1.9	(1.4)	0.5	11.7	(5.7)	6.0

At October 31, 2020	248.4	(119.1)	129.3	54.9	(29.2)	25.7	303.3	(148.3)	155.0

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	October 31, 2021
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	69.0	-	69.0	4.9	3.0	7.9	73.9	3.0	76.9
- Debt instruments	61.7	-	61.7	4.1	5.4	9.5	65.8	5.4	71.2
- Real estate	-	-	-	3.5	0.1	3.6	3.5	0.1	3.6
Cash and cash equivalents	-	-	-	-	1.6	1.6	-	1.6	1.6
Re-insurance contracts with guaranteed interest rates *	-	8.1	8.1	-	-	-	-	8.1	8.1
Other	-	-	-	-	12.1	12.1	-	12.1	12.1
Total	130.7	8.1	138.8	12.5	22.2	34.7	143.2	30.3	173.5

*	The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Consolidated financial statements and notes
Notes to the consolidated financial statements
22 Pension commitments continued
	October 31, 2020
	Germany			Rest of World			Total
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Funds that invest in:
- Equity instruments	49.3	-	49.3	-	6.4	6.4	49.3	6.4	55.7
- Debt instruments	63.3	-	63.3	2.6	4.9	7.5	65.9	4.9	70.8
- Real estate	-	-	-	-	2.9	2.9	-	2.9	2.9
Cash and cash equivalents	-	-	-	-	2.6	2.6	-	2.6	2.6
Re-insurance contracts with guaranteed interest rates *	-	6.5	6.5	-	-	-	-	6.5	6.5
Other	-	-	-	-	9.8	9.8	-	9.8	9.8
Total	112.6	6.5	119.1	2.6	26.6	29.2	115.2	33.1	148.3

*	The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Risk Management
Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

•	Changes in bond yields – A decrease in corporate bond yields will increase the Group’s IAS 19 plan liabilities, although this will be partially offset by increases in the value of scheme assets.
•	Inflation – Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities.
•
Life expectancy – The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.

•
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

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 22 years for Germany and 12 years for all other schemes.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(10.1%)	0.50%	11.8%	0.50%	(5.5%)	0.50%	6.1%
Price inflation/rate of increase in pension payments*	0.25%	3.67%	0.25%	(3.49%)	0.25%	1.0%	0.25%	(1.0%)
Salary growth rate	0.50%	1.1%	0.50%	(1.0%)	0.50%	3.0%	0.50%	(3.0%)
Life expectancy	1 year	4.0%	--	--	1 year	2.0%	--	--

*	For the German schemes the same values are used for both the inflation assumption and the rate of increase in pension payments.

Consolidated financial statements and notes
Notes to the consolidated financial statements
23 Other non-current liabilities

	October 31, 2021	October 31, 2020
	$m	$m
Accruals	31.3	39.9
	31.3	39.9

Accruals includes employee benefit liability $31.3 million (2020: $30.6 million) that relates to employee obligations in certain countries.
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

Liquidity and capital risk
Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facilities. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or are invested in interest bearing current accounts, time deposits, earning credit programmes or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

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

In the current year, a conservative dividend policy has been reinstated and the Company announced an interim dividend of 8.80 cents per share. Final dividends for the current year are set out in note 8, “Dividends”

On January 17, 2022, the Group announced the refinancing of $1.6 billion of existing term loans and the RCF was refinanced in December 2021, see note 18, “Borrowings”.

The financial covenants related to the RCF and term loans are disclosed in note 18, “Borrowings”.

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

Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Indian Rupee, Israeli Shekel, Japanese Yen, Australian Dollar and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations where the transactions are denominated in a currency that is not the entity’s functional currency.

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries into its reporting currency, US dollar. The Group’s primary balance sheet translation exposures are noted in the exposure analysis below. These exposures are kept under regular review with the Group treasury function providing reporting to the Treasury Risk committee and the Audit committee.

Group borrowings are denominated in US dollars and Euros. The Group seeks to match the currency profile of borrowings to the cash flows arising from the Group’s operations used to service those borrowings. The May 2020 and January 2022 debt refinancings both included an additional proportion of Euro debt and a reduction in US dollar debt which is intended to better match the currency profile of the Group’s debt with the cash flows used to service that debt (note 18 “Borrowings”). Group Treasury will continually review the currency profile of the business and to take actions to align the group’s debt profile with the cash flow arising from the Group’s operations.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries into the Group’s reporting currency of US dollars. As at October 31, 2021 two net investment hedges totaling €1.03billion have been designated using non-derivative Euro debt instruments to minimize the volatility in shareholders’ equity arising from foreign currency translation (2020: two net investment hedges totaling €1.05 billion).

Exposures also arise from foreign currency denominated trading transactions undertaken by subsidiaries and exposures here are not hedged. The Group utilizes constant currency reporting to enable management and investors to understand the underlying performance of the Group excluding exchange rate impacts.

Credit risk
The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables but the Group has policies in place requiring appropriate credit checks on potential customers before sales commence and a monitoring process for assessing overdue receivables and customer payment behaviour post sale. These policies and procedures include assessing customer credit limits and the use of third party financial and risk reporting to control our exposure and credit risk.

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

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognizes that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly. All derivatives are subject to ISDA (International Swaps and Derivatives Association) agreements or equivalent documentation.

The maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. Please refer to the credit risk table further below. The credit quality of cash and cash equivalents is listed in note 16 “Cash and cash equivalents” with 96% rated from A+ to AAA.

Financial instruments

The tables below sets out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

		Measurement category	Carrying value October 31, 2021	Fair value 2021	Fair value hierarchy 2021/2020	Carrying value October 31, 2020
	Note		$m			$m
Financial assets:

Non-current
Long-term pension assets	22	FV OCI	17.1	Fair value insurance–based input	Level 3	18.2

Current
Cash and cash equivalent	16	Amortized cost	558.4	-	-	737.2
Trade and other receivables	14	Amortized cost	784.2	-	-	648.6
Contract assets	14	Amortized cost	62.0	-	-	33.7
			1,421.7			1,437.7

Financial liabilities:

Non-current
Derivative financial instruments – interest rate swaps[1]	24	FV OCI	-	Fair value Bank institutions	Level 2	77.9
Borrowings (gross)[2]	18	Amortized cost	4,566.0	4,556.5	-	4,699.0
Lease obligations	19	Amortized cost	119.6	-	-	168.2

Current
Derivative financial instruments - interest rate swaps[1]	24	FV OCI	35.7	Fair value Bank Institutions	Level 2	-
Borrowings (gross)[2]	18	Amortized cost	42.0	41.9	-	34.2
Lease obligations	19	Amortized cost	74.9	-	-	82.2
Trade payables and accruals	17	Amortized cost	440.1	-	-	419.2
			5,278.3			5,480.7

[1]
Derivative interest rate swaps are measured at Fair Value through Other Comprehensive Income (“FV OCI”) as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as Fair Value through Profit or Loss (“FVTPL”).

[2]
Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,548.4 million (2020: $4,640.3 million). Total borrowings (gross) are shown in this table as $4,608.0 million (2020: $4,733.2 million) for the fair value comparison.

Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Consolidated financial statements and notes
Notes to the consolidated financial statements
24 Financial risk management and financial instruments continued
Long-term borrowings with a carrying value of $4,548.4 million (2020: $4,640.3 million) (note 18 “Borrowings”) including unamortized prepaid facility fees and discounts, have a fair value estimate of $4,598.4 million (2020: $4,535.1 million) based on trading prices obtained from external banking providers as at October 31, 2021.

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

The long-term pension assets are considered to be Level 3 assets under the fair value hierarchy as of October 31, 2021. These assets have been valued by an external insurance expert, by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension assets is disclosed in note 22 “Pension commitments”.

For derivatives and long-term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the year.

	October 31, 2021	October 31, 2020
Interest rate risk	$m	$m
Interest rate swaps (receive variable, pay fixed)
Fair value of Derivative liability (total of 4 swaps)	(35.7)	(77.9)
Notional amount (4 x $562.5 million)	2,250.0	2,250.0
Maturity date	September 30, 2022	September 30, 2022
Change in fair value of outstanding hedging instruments (OCI hedging reserve excluding deferred tax) (note 27)	42.2	(41.3)
Change in value of hedging instruments (as above adjusted for impact of credit risk)	41.9	(39.9)
Hedging ratio	1:1	1:1

The Group has four interest rate swaps, which are designated in a hedge relationship.

The Group’s approved strategy in accordance with our risk management policies is to minimize the risk of cash flow fluctuations due to interest rate changes in relation to the 1M-USD LIBOR rate for up to half of the Group’s external borrowings for the period October 19, 2017 to September 30, 2022.

The specific risk management objective of the four interest rate swaps is to hedge the interest rate risk (cash flow risk) due to changes in the 1M-USD LIBOR rate charged on $2,250.0 million of the debt issued by Seattle Spin Co Inc. between October 19, 2017 and September 30, 2022.

Derivatives are only used for economic hedging purposes and not as speculative investments.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a 0% floor) plus a current margin of 2.75% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.699%. For the year to October 31, 2021, net interest (finance cost) paid for the swaps amounted to $41.3 million. For the life of the swap, net interest paid to date amounted to $58.5 million.

Consolidated financial statements and notes
Notes to the consolidated financial statements
24 Financial risk management and financial instruments continued

Non-Derivative financial instruments – Designated Euro borrowings

	October 31, 2021	October 31, 2020
Foreign exchange risk	$m	$m
Debt designated in hedge relationships
Euro B-1 2020 tranche €600 million (Borrowing maturity date: June 2025), €585 million designated	676.0	700.3
Foreign exchange gain/(loss) on revaluation transferred to OCI-CTA - no sources of ineffectiveness observed in review	6.5	(34.5)
Euro 2017 tranche €453 million (Borrowing maturity date: June 2024), €442 million designated	510.9	528.5
Foreign exchange gain/(loss) on revaluation transferred to OCI-CTA - no sources of ineffectiveness observed in review	4.8	(24.2)
Hedge ratio for each of the two Net investment hedges	1:1	1:1

The Group has designated two tranches of non-derivative Euro borrowings in two hedge relationships The borrowings in place have a designated carrying value of approximately €1.03 billion (note 18 “Borrowings”) hedged against Euro designated net investments in foreign operations.

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

The impact of changes in the fair value of interest rate swaps in the year ended October 31, 2021 is shown in the Consolidated statement of comprehensive income. The foreign exchange gains/losses for the revaluation of the net investment hedging instruments are compared against the translation of goodwill and intangibles affecting the cumulative translation reserve on consolidation. No amounts have been reclassified from the hedging reserve to the loss for the year.

Hedge effectiveness may be affected by credit risk (in the case of the interest rate swaps) and the net investment hedged items may be affected by events impacting the carrying value of goodwill and intangible assets such as asset disposals or impairment reviews.

IBOR transition
Managing interest rate benchmark reform
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”).

The Group has exposures to IBORs on its financial instruments that may be replaced or reformed as part of these market-wide initiatives. The Group holds four interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to US LIBOR. The Group’s exposure to LIBOR designated in hedging relationships is $2,250 million nominal amount at October 31, 2021, representing the nominal amount of the four interest rate swaps.

The Treasury risk management committee monitors and manages the Group’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Company’s board of directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Possible (phase 1) reliefs available for hedging exposures have not been applied as the benchmark quotes will continue to be available through to the maturity of the swaps in September 2022. The interest rate cashflows for the hedged debt have not been and will not be impacted by any IBOR related matters in the period as referenced benchmarks were still available in the reporting period.

Consolidated financial statements and notes
Notes to the consolidated financial statements
24 Financial risk management and financial instruments continued

The Group has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as at October 31, 2021. The Group’s hedged items and hedging instruments continue to be referenced to US LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual. This allows market participants to continue to use LIBOR for existing contracts and the Group expects that LIBOR will continue to exist as a benchmark rate until June 2023. The Group is actively working to refinance the near term debt of the group into SOFR based debt instruments to address the cessation of LIBOR. The Group plans to have all LIBOR denominated debt repaid or refinanced prior to the planned LIBOR cessation date of June 2023.

The Group has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at October 31, 2021 was:

		October 31, 2021	October 31, 2020
	Note	$m	$m
Trade receivables (gross)	14	738.8	628.4
Cash and cash equivalents	16	558.4	737.2
		1,297.2	1,365.6

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

Ageing is the main internal rating assessment around credit quality for trade receivables. The ageing of gross trade receivables and associated loss allowances can be found in note 14, “Trade and other receivables”. Contract assets relate to amounts not yet due from customers and contain no amounts past due.

On that basis, the loss allowance as at October 31, 2021 and 2020 and movements in the loss allowance during each year were as disclosed in note 14 “Trade and other receivables”.

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

Note 3 “Loss before tax” shows the impact on the Consolidated statement of comprehensive income of foreign exchange losses in the year ended October 31, 2021 of $0.1 million (2020: $29.7 million loss; 2019: $11.3 million). The foreign exchange loss in the prior year includes the loss of $21.8 million due to the settlement of the foreign exchange contract regarding the cancelled dividend.

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

Consolidated financial statements and notes
Notes to the consolidated financial statements
24 Financial risk management and financial instruments continued

The key drivers for foreign exchange exposure are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. The table below represents a key currency extract from the Group exposures to movements in currency presenting exposures in excess of $10 million equivalent. The key exposure relates to the increased Euro debt profile since the May refinancing. This Euro exposure is shown in its totality and is not represented by the offsetting net investment hedge The GB Pound, Japanese Yen, Indian Rupee, Australian Dollar, Canadian Dollar and Israeli Shekel also had key inter-company positions during the year.

Foreign exchange analysis is shown as for reporting to the Treasury Risk committee. Please note that aggregate foreign exchange exposures for the Euro below do not consider the impact of the net investment hedges. However, the impact can be seen in the hedging table above.

	Group exposure	+/- 5%	+/- 10%
Key aggregate currency exposures*	$m	$m	$m
Euro (EUR)	1,504.6	75.2	150.4
GB Pounds (GBP)	156.7	7.8	15.6
Indian Rupee (INR)	64.4	3.2	6.4
Japanese Yen (JPY)	53.0	2.7	5.3
Australian Dollar (AUD)	32.5	1.6	3.3
Canadian Dollar (CAD)	31.9	1.6	3.2
Israeli Shekel (ILS)	29.5	1.5	3.0
Chinese Yuan (CNY)	27.3	1.4	2.7
Swedish Krona (SEK)	24.3	1.2	2.4
United Arab Emirates Dirham (AED)	24.2	1.2	2.4
Czech Koruna (CZK)	12.0	0.6	1.2
Mexican Peso (MXN)	10.4	0.5	1.0
Turkish Lira (TRY)	10.2	0.5	1.0
Danish Krone (DKK)	10.1	0.5	1.0

*	Presenting aggregate foreign exchange exposures in excess of $10 million equivalent.

Interest rate exposure

Borrowings exposures to variable interest rate changes (based on gross debt excluding the effects of hedging)	Note	Group exposure	LIBOR, EURIBOR +1%
		$m	$m
Euro		1,186.9	11.9
US dollar		3,421.1	34.2
Total gross debt	18	4,608.0	46.1

Net debt

The net debt of the Group at the Consolidated statement of financial position date is as follows:

		October 31, 2021	October 31, 2020
	Note	$m	$m
Borrowings	18	(4,548.4)	(4,640.3)
Cash and cash equivalents	16	558.4	737.2
Lease obligations	19	(194.5)	(250.4)
Net debt		(4,184.5)	(4,153.5)

Borrowings are shown net of unamortized prepaid facility arrangement fees of $59.6 million (2020: $92.9 million). Gross borrowings are $4,608.0 million (2020: $4,733.2 million).

Consolidated financial statements and notes
Notes to the consolidated financial statements
24 Financial risk management and financial instruments continued

Change in liabilities arising from financing activities for interest bearing loans (note 18 “Borrowings”) and lease obligations (note 19 “Leases”) were as follows:

	Interest bearing loans	Lease obligations	Total
	$m	$m	$m
At November 1, 2020	4,733.2	250.4	4,983.6
Movements arising from financing cash flows
Repayments	(114.1)	(89.5)	(203.6)
Other changes	-	-	-
New leases	-	35.1	35.1
Interest	-	10.0	10.0
Transfer to held for sale	-	(11.4)	(11.4)
The effect of change in foreign exchange rates	(11.1)	(0.1)	(11.2)
At October 31, 2021	4,608.0	194.5	4,802.5

Maturity analysis of non-derivative and derivative financial liabilities
The following table summarises the contractual maturities of the Group’s financial liabilities as at October 31, 2021. The amounts are reported gross and un-discounted and include contractual interest payments where applicable. As a result, these amounts can differ from both the reported carrying value and fair value.

As at October 31, 2021
	Borrowings $m	Lease obligations $m	Derivatives – interest rate swaps $m	Trade payables & accruals $m	Total $m
Within one year	202.6	74.9	35.7	440.1	753.3
In one to two years	191.1	39.9	-	-	231.0
In two to three years	3,453.6	29.7	-	-	3,483.3
In three to five years	1,235.5	28.5	-	-	1,264.0
In more than five years	-	49.1	-	-	49.1
Total	5,082.8	222.1	35.7	440.1	5,780.7
Impact of discount/ financing rates	-	(27.6)	-	-	(27.6)
Total	5,082.8	194.5	35.7	440.1	5,753.1

As at October 31, 2020
	Borrowings $m	Lease obligations $m	Derivatives – interest rate swaps $m	Trade payables & accruals $m	Total $m
Within one year	203.6	82.2	-	419.2	705.0
In one to two years	224.2	69.5	77.9	-	371.6
In two to three years	230.3	43.3	-	-	273.6
In three to five years	3,487.7	49.3	-	-	3,537.0
In more than five years	1,242.0	36.3	-	-	1,278.3
Total	5,387.8	280.6	77.9	419.2	6,165.5
Impact of discount/ financing rates	-	(30.2)	-	-	(30.2)
Total	5,387.8	250.4	77.9	419.2	6,135.3

Consolidated financial statements and notes
Notes to the consolidated financial statements
25 Share capital

Ordinary shares at 10 pence each as at October 31, 2021 (2020: 10 pence each).

	October 31, 2021		October 31, 2020		October 31, 2019
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1	364,545,377	47.3	363,583,328	47.2	436,800,513	65.8
Shares required to satisfy option awards	745,910	0.1	1,518,327	0.1	6,109,091	0.1
Shares utilized to satisfy option awards	(441,549)	-	(556,278)	-	(4,804,817)	-
Share reorganisation	-	-	-	-	(74,521,459)	(18.7)
At October 31	364,849,738	47.4	364,545,377	47.3	363,583,328	47.2

“B” shares at 335.85939 pence each (2019: 335.85939 pence each)

	October 31, 2021		October 31, 2020		October 31, 2019
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1	-	-	-	-	-	-
Issue of B shares	-	-	-	-	413,784,754	1,800.0
Redemption of B shares	-	-	-	-	(413,784,754)	(1,800.0)
At October 31	-	-	-	-	-	-

Deferred D shares at 10 pence each

	October 31, 2021		October 31, 2020		October 31, 2019
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At November 1	-	-	-	-	-	-
Issue of Deferred shares	-	-	-	-	74,521,459	-
Redemption of Deferred shares	-	-	-	-	(74,521,459)	-
At October 31	-	-	-	-	-	-

Share issuances during the year ended to October 31, 2021
In the year ended October 31, 2021, 745,910 ordinary shares of 10 pence each (2020: 1,518,327; 2019: 6,109,091) were required, of which 441,549 (2020: 556,278; 2019: 4,804,817) were transferred from treasury shares by the Company, to settle exercised share options. The gross consideration received in the year ended to October 31, 2021 was $0.1 million (2020: $2.6 million, 2019: $3.1 million).

At October 31, 2021, 29,203,078 treasury shares were held (2020: 29,644,627; 2019: 30,200,905) such that the number of ordinary shares with voting rights was 335,646,660 (2020: 334,900,750) and the number of listed shares at October 31, 2021 was 364,849,738 (2020: 364,545,377; 2019: 363,583,328). In addition 4,002,289 shares are held by the Micro Focus Employee Benefit Trust (2020: 2,089; 2019: 2,089).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,411 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at October 31, 2021 was 18,877,264 (2020: 18,856,680; 2019: 14,533,973).

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

Consolidated financial statements and notes
Notes to the consolidated financial statements
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

Shares bought back under these programmes are held as treasury shares. Treasury share movements and share buy-back costs are shown below:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
Treasury shares	Number	Number	Number
Share buy-backs	-	-	29,160,054
Shares issued to satisfy option awards	-	-	(4,804,817)
Share reorganisation	-	-	(4,012,537)
	-	-	20,342,700

Share buy-backs numbers:
Ordinary shares bought on the London Stock Exchange	-	-	25,766,919
ADRs purchased on the New York Stock Exchange	-	-	3,393,135
	-	-	29,160,054

Share buy-back cost:	$m	$m	$m
Share buy-back cost	-	-	538.8
Expenses	-	-	5.9
	-	-	544.7

The weighted average price of shares bought back in the 12 months ended October 31, 2019 was £14.61 per share.

Return of Value
On April 29, 2019, a Return of Value was made to shareholders amounting to $1,800.0 million (£1,389.7 million) in cash (336 pence per existing Ordinary Share and American Depositary Shares (“ADS”) held at the Record Time of 6.00 pm on April 29, 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of B shares and resulted in a $1,800.0 million increase in capital redemption reserve and a $1,800.0 million reduction in the merger reserve. 413,784,754 “B” shares were issued at 335.85939 pence each, resulting in a total $1,800.0 million being credited to the “B” share liability account. Subsequently and on the same date, 413,784,754 “B” shares were redeemed at 335.85939 pence each and an amount of $1,800.0 million was debited from the “B share liability account. The Group entered into a forward exchange contract to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0 million incurred net transaction costs of $1.0 million. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7 million to the capital redemption reserve. The settlement date was May 13, 2019 for the Ordinary Shares.

Commercial Agreement with Amazon Web Services
On March 2, 2021, the Group entered into a commercial agreement with Amazon Web Services (“AWS”), which grants AWS the right to deploy the Group’s technology to migrate customers to the AWS’ cloud. The launch was announced on December 1, 2021. Warrants have been issued to Amazon NV Investment Holdings LLC to subscribe for ordinary shares (the “warrants”) at 446.60 pence per share, with 398,110 vesting on signing on March 2, 2021 and a further 1,194,329 vesting on launch on December 1, 2021.

As at October 31, 2021, AWS have not exercised any of the warrants earned on signing.

26 Share premium account

		October 31, 2021	October 31, 2020	October 31, 2019
	Note	$m	$m	$m
At November 1		46.5	44.0	41.0
Movement in relation to share options exercised	28	0.3	2.5	3.0
At October 31		46.8	46.5	44.0

Consolidated financial statements and notes
Notes to the consolidated financial statements
27 Other reserves

		Capital redemption reserve [1]	Merger reserve [2]	Hedging reserve [3]	Total
	Note	$m	$m	$m	$m
As at November 1, 2020		2,485.0	1,767.4	(63.1)	4,189.3
Hedge accounting	24	-	-	42.2	42.2
Current tax movement on hedging		-	-	(8.0)	(8.0)
Transfer from merger reserve to retained earnings	-	(108.3)	-	(108.3)
As at October 31, 2021	2,485.0	1,659.1	(28.9)	4,115.2

As at November 1, 2019		2,485.0	1,739.8	(29.6)	4,195.2
Hedge accounting	24	-	-	(41.3)	(41.3)
Current tax movement on hedging		-	-	7.8	7.8
Transfer to merger reserve from retained earnings		-	27.6	-	27.6
As at October 31, 2020		2,485.0	1,767.4	(63.1)	4,189.3

1  Capital redemption reserve
The capital redemption reserve, a non-distributable reserve, was created as a result of Returns of Value in prior periods.

2  Transfer to and from merger reserve
The merger reserve is an unrealized profit until it can be realized by the settlement of the intercompany loan by qualifying consideration.

In the year ended October 31, 2020, it was disclosed that $337.0 million of the merger reserve would be settled in the following year. However, as at October 31, 2021, only $123.3 million of the balance was settled and the balance of $213.7 million was transferred back to the merger reserve. However, $322.0 million is expected to be settled in qualifying consideration during the year ended October 31, 2022 and as such an equivalent proportion of the merger reserve of $332.0 million is considered realized, in accordance with section 3.11(d) of Tech 02/17 and therefore has been transferred to retained earnings. As a result a net transfer of $108.3 million from the merger reserve to retained earnings has occurred.

3 Hedging reserve
A credit of $34.2 million was recognized in the hedging reserve in relation to hedging transactions entered into in the year ended October 31, 2021 (2020: $33.5 million debit).

28 Employees and directors

Staff costs

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Staff costs
Wages and salaries	1,231.5	1,187.3	1,204.4
Redundancy and termination costs (non-exceptional)	1.2	1.0	0.5
Social security costs	103.5	97.5	93.6
Other pension costs	45.5	41.6	41.7
	1,381.7	1,327.4	1,340.2
Cost of employee share schemes (Share-based payments section below)	14.3	17.0	68.8
Total	1,396.0	1,344.4	1,409.0

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Note	$m	$m	$m
Pension costs comprise:
Defined benefit schemes	22	11.3	10.4	9.0
Defined contribution schemes	22	34.2	31.2	32.7
Total		45.5	41.6	41.7

Consolidated financial statements and notes
Notes to the consolidated financial statements
28 Employees and directors continued

Staff numbers

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Number	Number	Number
Average monthly number of people
(including executive directors) employed by the Group:

Continuing operations
Sales and distribution	4,300	5,066	5,413
Research and development	5,272	5,091	5,056
General and administration	2,210	1,937	1,991
	11,782	12,094	12,460

Discontinued operation
Sales and distribution	-	-	164
Research and development	-	-	170
General and administration	-	-	3
	-	-	337

Total
Sales and distribution	4,300	5,066	5,577
Research and development	5,272	5,091	5,226
General and administration	2,210	1,937	1,994
Total	11,782	12,094	12,797

Directors and key management

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Directors
Aggregate emoluments	5.4	4.1	3.7
Aggregate gains made on the exercise of share options	-	0.3	79.7
Total	5.4	4.4	83.4

For further information on the directors of the Company, refer to the Item 6.B.

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Key management compensation
Short-term employee benefits	13.5	12.4	9.5
Share based payments	1.9	2.2	25.3
Total	15.4	14.6	34.8

The key management figures above include the executive management team and directors. There are no post-employment benefits.

Consolidated financial statements and notes
Notes to the consolidated financial statements
28 Employees and directors continued

Share-based payments

The amount charged to the Consolidated statement of comprehensive income in respect of share-based payments was $14.3 million for the year ended October 31, 2021 (2020: $17.0 million).

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Share-based compensation – IFRS 2 charge	12.0	18.3	62.0
Employer taxes	2.3	(1.3)	6.8
Continuing operations	14.3	17.0	68.8
Discontinued operation	-	-	2.5
Total	14.3	17.0	71.3

As at October 31, 2021, accumulated employer taxes of $1.3 million (2020: $0.6 million) are included in trade and other payables and $nil (2020: $nil) is included in other non-current liabilities.

The Group has various share-based plans details of which are provided below.

a)	Incentive Plan 2005

The Micro Focus International plc Incentive Plan 2005 (“LTIP”) permits the granting of share awards to executive directors and selected employees on a discretionary basis. Awards can be granted as conditional awards of shares or as nil-cost options.

	Year ended October 31, 2021		Year ended October 31, 2020
	Number of awards	Weighted average exercise price of awards	Number of awards	Weighted average exercise price of awards
	‘000	pence	‘000	pence
Outstanding at November 1	14,222	-	9,227	6
Exercised	(576)	1	(734)	1
Forfeited/lapsed	(5,496)	-	(2,100)	22
Granted	4,566	-	7,829	-
Outstanding at October 31,	12,716	-	14,222	-
Exercisable at October 31,	732	5	938	4

The weighted average share price for awards on the date of exercise was 469 pence for the year ended October 31, 2021 (2020: 526 pence).

The amount charged to the Consolidated statement of comprehensive income in respect of the LTIP scheme was $6.7 million for the year ended October 31, 2021 (2020: $9.3 million,
2019: $31.1 million). In addition to this $2.3 million (2020: $1.3 million credit, 2019: $8.5 million charge) was charged to the consolidated statement of comprehensive income in respect of National Insurance on these share awards.

	October 31, 2021			October 31, 2020
Range of exercise prices	Weighted average exercise price pence	Number of awards ‘000	Weighted average remaining contractual life years	Weighted average exercise price pence	Number of awards ‘000	Weighted average remaining contractual life years
£0.10 or less	-	12,607	5.0	-	14,104	17.2
£0.11 – £1.00	13	109	1.8	13	118	2.8
	-	12,716	4.9	-	14,222	17.1

Consolidated financial statements and notes
Notes to the consolidated financial statements
28 Employees and directors continued

Share-based payments continued

Unvested awards granted are subject to the following vesting conditions of either:

Performance criteria	Unvested options Number ‘000	Description
Free cash flow/ Relative TSR growth	4,267	Awards made with a free cash flow target and relative TSR target over a three-year period.
Continued employment	6,277	Awards under a continuing employment criteria over a two or three-year period.
Cumulative Earnings per share (“EPS”) growth	1,309
EPS for these awards is defined as Diluted Adjusted EPS*. Where the cumulative EPS growth over a three- or four-year period is at least equal to RPI plus 3% per annum 25% of awards will vest, with full vesting achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight-line vesting will apply between these points.

Other	131	Various other vesting conditions
	11,984

* Earnings per share adjusted by adding back all exceptional items including the profit on the disposal of discontinued operation, share-based compensation charge and the amortisation of intangibles acquired in a business combination because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group.

Further details regarding awards to executive directors are provided in the Item 6.B.

The weighted average fair value of awards granted during the year ended October 31, 2021 determined using the Black-Scholes valuation model was £4.51 (2020: £2.01). The significant inputs into the model for the year ended October 31, 2021 were:

	Year ended October 31, 2021	Year ended October 31, 2020
Weighted average share price at the grant date	£5.25	£2.50
Expected volatility	between 68.42% and 70.03%	72.85%
Expected dividend yield	between 4.89% and 5.10%	23.76%
Expected option life	two or three years	two years
Annual risk-free interest rate	between 0.75% and 0.80%	0.17%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

The fair value of awards granted in the year ended October 31, 2021, as determined using the Monte Carlo simulation was $2.80 (2020: $2.67) and the fair value of awards granted using the share price at the date of grant was $7.32 (2020: $4.65).

	Year ended October 31, 2021				Year ended October 31, 2020
	Number of Options				Number of Options
	TAG ASGs	HPE Software ASGs	Total	Weighted average exercise price	TAG ASGs	HPE Software ASGs	Total	Weighted average exercise price
	‘000	‘000	‘000	pence	‘000	‘000	‘000	pence
Outstanding at November 1	446	-	446	-	461	3,215	3,676	-
Granted	-	-	-	-	-	-	-	-
Exercised	(40)	-	(40)	-	(15)	-	(15)	-
Surrendered	-	-	-	-	-	(2,385)	(2,385)	-
Lapsed	-	-	-	-	-	(830)	(830)	-
Outstanding at October 31,	406	-	406	-	446	-	446	-
Exercisable at October 31,	406	-	406	-	446	-	446	-

Consolidated financial statements and notes
Notes to the consolidated financial statements
28 Employees and directors continued

Share-based payments continued
Additional Share Grants – The HPE Software business acquisition
The Remuneration Committee awarded a number of Additional Share Grants (“ASGs”) to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of the HPE Software business, which completed on September 1, 2017.

All awards were either surrendered by the Executive Directors or lapsed in the prior year.

The amount charged to the Consolidated statement of comprehensive income in respect of the ASGs was $nil for the year ended October 31, 2021 (2020: $3.9 million).

Additional Share Grants – The Attachmate Group (“TAG”) acquisition
The Remuneration Committee awarded ASGs to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of The Attachmate Group, which completed on November 20, 2014. These TAG ASG options vested in full.

As at October 31, 2021, 405,917 (2020: 445,917) of these options were vested but not yet exercised.

	October 31, 2021			October 31, 2020
Range of exercise prices	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options ‘000	Weighted average remaining contractual life (years)
₤0.00	-	406	3.1	-	446	4.1
	-	406	3.1	-	446	4.1

b)	Sharesave and Employee Stock Purchase Plan 2006
In August 2006, the Company introduced the Micro Focus Employee Stock Purchase Plan 2006 and the Micro Focus Sharesave Plan 2006, approved by members on July 25, 2006. The Group operates two all-employee plans; the Micro Focus Sharesave Plan 2006 (“Sharesave”) for UK and Ireland based employees and the Micro Focus Employee Stock Purchase Plan 2006 (“ESPP”) for employees in all other locations. The Sharesave and ESPP provide for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under these plans employees make monthly savings over a period (Sharesave three years , ESPP two years) linked to the grant of an option with an option price which can be at a discount (for Sharesave this can be up to 20% of the market value of the shares on grant and for ESPP, this can be up to 15% of the market value of the shares on grant or maturity, whichever is lower). The option grants are subject to employment conditions and continuous savings.

Further Sharesave and ESPP grants were made during the 12 months to October 31, 2021.

Sharesave

	Year ended October 31, 2021		Year ended October 31, 2020
	Number of options ‘000	Weighted average exercise price pence	Number of options ‘000	Weighted average exercise price pence
Outstanding at November 1	1,935	293	438	1,221
Exercised	(2)	241	-	1,023
Forfeited	(316)	408	(912)	855
Granted	355	203	2,409	338
Outstanding at October 31	1,972	259	1,935	293
Exercisable at October 31	14	1,023	-	-

Consolidated financial statements and notes
Notes to the consolidated financial statements
28 Employees and directors continued

Share-based payments continued

Number of options ‘000	Date of grant	Exercise price per share pence	Exercise period
13	August 3, 2018	1,023.0	October 1, 2021 – March 31, 2022
1	August 3, 2018	1,159.0	October 1, 2021 – March 31, 2022
8	March 7, 2019	1,344.0	April 1, 2022 – September 30, 2022
1	March 7, 2019	1,533.0	April 1, 2022 – September 30, 2022
6	August 5, 2019	1,411.0	October 1, 2021 – March 31, 2023
1	August 5, 2019	1,574.3	October 1, 2021 – March 31, 2023
54	March 5, 2020	617.7	April 1, 2023 – September 30, 2023
3	March 5, 2020	728.2	April 1, 2023 – September 30, 2023
1,494	August 21, 2020	241.3	October 1, 2023 – March 31, 2024
86	August 21, 2020	241.1	October 1, 2023 – March 31, 2024
135	March 5, 2021	373.2	April 1, 2024 – September 30, 2024
10	March 5, 2021	373.2	April 1, 2024 – September 30, 2024
160	August 6, 2021	321.8	October 1, 2024 – March 31, 2025
1,972

ESPP
	Year ended October 31, 2021		Year ended October 31, 2020
	Number of options ‘000	Weighted average exercise price ‘000	Number of options ‘000	Weighted average exercise price pence
Outstanding at November 1	2,255	617	1,192	1,182
Exercised	(1,022)	1,430	(1,472)	1,027
Forfeited	(238)	1,341	(423)	1,082
Granted	2,789	360	2,958	660
Outstanding at October 31,	3,784	384	2,255	617
Exercisable at October 31,	-	-	-	-

Number of options ‘000	Date of grant	Exercise price per share pence	Exercise period
684	March 1, 2020	635.9	March 1, 2022 – May 31, 2022
1,085	September 1, 2020	270.2	September 1, 2022 – October 1, 2022
1,258	April 1, 2021	369.2	March 1, 2023 – May 31, 2023
757	October 1, 2021	344.8	October 1, 2023 – November 1, 2023
3,784

The amount charged to the Consolidated statement of comprehensive income in respect of the Sharesave and ESPP was $5.3 million for the year ended October 31, 2021 (2020: $5.1 million).

The weighted average fair value of options granted under Sharesave and ESPP during the year ended October 31, 2021 determined using the Black-Scholes valuation model was £1.61 (2020: £1.27).

The significant inputs into the model for the year ended October 31, 2021 were:

	Year ended October 31, 2021	Year ended October 31, 2020
Weighted average share price at the grant date	£4.23	£4.38
Expected volatility	between 68.86% and 77.52%	between 57.72% and 72.37%
Expected dividend yield	between 4.73% and 5.78%	between 8.22% and 16.11%
Expected option life	two or three years	two or three years
Annual risk-free interest rate	between 0.52% and 0.76%	between 0.20% and 0.52%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

Consolidated financial statements and notes
Notes to the consolidated financial statements
29 Related party transactions
The Group’s related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 28, “Employees and directors”. There are no loans between the Group and the key management personnel.

Transactions with other related parties
The following transactions occurred with other related parties:

•	Contributions made to pension plans by the Group on behalf of employees are set out in note 22, “Pension and other long-term benefit commitments”.
•	Sales and purchases of goods and services between related parties are not considered material.

30 Discontinued operation and Assets held for sale

A.	SUSE business
The sale of the SUSE business was completed on March 15, 2019. The profit on disposal of the SUSE business for the year ended October 31, 2021 of $10.7 million (year ended October 31, 2020 profit $5.1 million; 2019 $1,487.2 million) related to adjustments in indemnification amounts owed to SUSE as part of the disposal agreement. The profit in the year ended October 31, 2020 related to the conclusion of the working capital settlement and adjustments in respect of income tax balances owed in respect of pre-transaction periods.

Discontinued operation – Financial performance

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Total	Total	Total
	$m	$m	$m
Revenue	-	-	127.0
Operating costs	-	-	(89.3)
Operating profit	-	-	37.7
Share of results of associate	-	-	(0.3)
(Loss)/profit on disposal of the SUSE business	10.7	(3.0)	1,767.9
(Loss)/profit before taxation	10.7	(3.0)	1,805.3
Taxation	-	8.1	(318.1)
Profit for the year from discontinued operation	10.7	5.1	1,487.2

The cash flow statement shows amounts related to the discontinued operations:

	Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	$m	$m	$m
Net cash inflows from operating activities	-	-	18.6
Net cash outflows from investing activities	-	1.3	-
Net cash flows from financing activities	-	-	-

Consolidated financial statements and notes
Notes to the consolidated financial statements
30 Discontinued operation continued

A.	SUSE Business continued
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

The inflow of cash and cash equivalents on the disposal of the SUSE business is calculated as follows:

$m
Disposal proceeds, less total costs to sell	2,495.0
Cash disposed	(21.5)
Investing cash flows generated from discontinued operations, net of cash disposed	2,473.5

B.	Archiving and Risk Management portfolio

On November 3, 2021, the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the “Digital Safe business”) to Smarsh Inc., for a total cash consideration of $375 million (subject to customary completion accounts adjustments based on net debt and working capital) which is payable in full on completion of the transaction. On January 31,2022 the sale was completed.

As a consequence, the assets and liabilities of the Digital Safe business have been classified as held for sale in these financial statements.

The Digital Safe business forms part of the IM&G Product Group and includes the Digital Safe products and the complementary offerings of Social Media Governance, Supervisor and eDiscovery.

Net assets classified as held for sale

	Year ended October 31, 2021
Reported in:	Current Assets	Current liabilities	Total
	$m	$m	$m
Digital Safe	370.3	68.4	301.9

Consolidated financial statements and notes
Notes to the consolidated financial statements
30 Discontinued operation and Assets held for sale continued

The net asset assets classified as held for sale relating to the disposal of Digital Safe are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

	Note	Year ended October 31, 2021 $m
Non-current assets
Goodwill	10	147.2
Other Intangible assets (including purchased software)	11	182.1
Property, plant and equipment (including right-of-use assets)	12,19	11.5
Other non-current assets		0.1
		340.9
Current assets
Trade and other receivables		24.6
Other current assets		4.8
		29.4
Total assets held for sale		370.3

Current liabilities
Trade and other payables		1.8
Lease obligations	19	3.1
Contract liabilities		4.8
Other current liabilities		3.0
		12.7
Non-current liabilities
Deferred tax liabilities	7	45.5
Lease obligations	19	8.3
Contract liabilities		0.5
Other non-current liabilities		1.4
		55.7
Total liabilities held for sale		68.4

Allocation of assets and liabilities to the Digital Safe business and held for sale
Assets and liabilities related to the Digital Safe business are included as held for sale where they can be allocated directly, or allocated on a reasonable and consistent basis to the Digital Safe business.

Goodwill and intangible assets allocated to the Digital Safe business.
Trade names and acquired technology related intangibles were separately valued as part of the HPE software business acquisition and are included based on their current carrying values.

Customer relationships were valued at an IM&G level as part of the HPE software business therefore an allocation to the Digital Safe business based on a relative value of the Digital Safe business versus the total value of IM&G has been performed.

The goodwill allocated to the Digital Safe business has been allocated based on a relative value of the Digital Safe business versus the total Micro Focus Product Portfolio. Information on the basis of the Group’s value in use, used in the allocations for goodwill and customer relationships, including the key assumptions made are included in note 10, Goodwill. We have considered the sensitivity of the allocation to these key assumptions and no reasonably possible movements would result in a material change in the allocation.

Consolidated financial statements and notes
Notes to the consolidated financial statements
31 Acquisitions

Summary of acquisitions

				Consideration
	Carrying value at acquisition	Intangible assets	Goodwill	Shares	Cash	Total
	$m	$m	$m	$m	$m	$m

Acquisitions in the year ended October 31, 2021:
Full 360	(0.3)	3.4	1.0	-	3.3	3.3
Streamworx	0.2	4.4	6.2	-	9.7	9.7
	(0.1)	7.8	7.2	-	13.0	13.0
Acquisitions in the year ended October 31, 2020:
ATAR Labs	0.9	6.6	1.4	-	7.3	7.3
	0.9	6.6	1.4	-	7.3	7.3
Acquisitions in the year ended October 31, 2019:
Interset Software Inc.	0.9	61.3	26.8	-	89.0	89.0
	0.9	61.3	26.8	-	89.0	89.0

The Group has not presented the full IFRS 3 “Business Combinations” disclosures as these acquisitions are not material to the Group.

Acquisitions in the year ended October 31, 2021: Full 360
On June 11, 2021, the Group completed the acquisition of Full 360 inc. Full 360 inc will integrate into the Vertica portfolio to create proven unified analytics platform in public clouds and in enterprise data centres. Total consideration of $3.3 million was paid in cash at the point of acquisition, when the business had a carrying value comprising $0.3 million of assets and $0.6 million of liabilities. A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of purchased intangible assets of $3.4 million.

Streamworx
On August 19, 2021, the Group completed the acquisition of Streamworx.ai. Streamworx.ai will integrate into the CyberRes product group to create proven unified analytics platform in public clouds and in enterprise data centres. Total consideration of $9.7 million was paid in cash at the point of acquisition, when the business had a carrying value comprising $0.8 million of assets and $0.6 million of liabilities. A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of purchased intangible assets of $4.4 million.

Acquisitions in the year ended October 31, 2020: ATAR Labs
On July 1, 2020, the Group completed the acquisition of ATAR Labs. ATAR Labs integrates into the ArcSight portfolio to create a fast-acting environment against threats with top-of-the-line capabilities. Total consideration of $7.3 million consists of initial consideration of $6 million with a further deferred consideration payment of $1.3 million to be paid in two yearly instalments. At acquisition the business had a carrying value of $1.7 million of assets and $0.8 million of liabilities. A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets of $6.6 million.

Acquisitions in the 12 months ended October 31, 2019: Interset Software Inc.
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
31 Acquisitions continued
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
[1]
Purchased intangible assets of $61.2 million ($44.5 million Technology, $4.2 million Trade names, $12.5 million Customer Relationships) have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Interset.

[2]	Deferred income has been valued taking account of the remaining performance obligations.

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer.

Consolidated financial statements and notes
Notes to the consolidated financial statements
32. Cash flow statement

		Year ended October 31, 2021	Year ended October 31, 2020	Year ended October 31, 2019
	Note	$m	$m	$m
Cash flows from operating activities
Loss from continuing operations		(435.1)	(2,974.6)	(18.1)
Profit from discontinued operation		10.7	5.1	1,487.2
Loss for the year		(424.4)	(2,969.5)	1,469.1
Adjustments for:
(Gain)/Loss on disposal of discontinued operation	31	(10.7)	3.0	(1,767.9)
Net finance costs	6	252.2	279.0	255.8
Taxation – continuing operations	7	(82.7)	34.2	(16.0)
Taxation – discontinued operation	31	-	(8.1)	318.1
Share of results of associates		-	-	0.3
Operating (loss)/profit (attributable to continuing and discontinued operations)		(265.6)	(2,661.4)	259.4
Goodwill impairment charge	10	-	2,799.2	-
Research and development tax credits		(1.1)	(1.8)	(1.2)
Property, plant and equipment depreciation	12	33.7	42.0	52.6
Right-of-use asset depreciation (2019 : finance lease depreciation)	19	73.3	76.9	13.9
Loss on disposal of property, plant and equipment	12	1.2	5.6	3.6
Loss on disposal of intangible assets	11	-	0.6	-
Gain on disposal of Atalla		-	-	(3.7)
Amortization of intangible assets	11	956.4	674.1	716.5
Leases impairment	19	5.6	5.9	-
Share-based compensation charge	28	14.3	17.0	71.3
Foreign exchange movements	3	0.1	29.7	11.1
Changes in working capital :
Inventories		-	0.1	-
Trade and other receivables and contract related costs[1]		(195.2)	251.6	156.5
Payables and other liabilities		36.9	(62.4)	(110.4)
Provisions[2]	21	14.1	8.8	(14.8)
Contract liabilities - deferred income		16.8	(103.1)	(98.5)
Cash generated from operations		690.5	1,082.8	1,056.3

[1]	Change in trade and other receivables and contract-related costs is adjusted for non-cash movements of ($19.0 million) (2020: ($51.7 million); (2019 $50.9 million)
[2]
In the year ended October 31, 2021 provisions movements have been presented net, in the year ended October 31, 2020 they were presented gross as provision movements $46.3 million (2019; $43.8 million) and provision utilisation ($37.5 million) (2019: ($58.6 million)).

33 Post balance sheet events

Subsequent to the end of the reporting period for the year ended October 31, 2021 the following events have taken place:

Re-purchase of shares
On December 20, 2021, the Group’s employee benefit trust (“EBT”) commenced the purchase of 12 million shares, equivalent to £43.4 million at the share price on December 20, 2021. These shares will be purchased on the open market and will be used for the settlement of existing and future employee share schemes awarded to senior leaders and employees who are critical to achieving the strategic initiatives set out in the Chief Executive Officer’s report. In accordance with the requirement of IFRS 10 the EBT is treated as if it is a subsidiary of the Group. As a result, the purchase of shares held by the EBT will reported as the purchase of Treasury shares by the Group.

Archiving and Risk management portfolio: Completion of Digital Safe disposal
On November 3, 2021, the Group announced the agreement of definitive terms to sell its Archiving and Risk Management portfolio (the “Digital Safe business”) to Smarsh Inc., for a total cash consideration of $375m. On January 31, 2022, this disposal was completed.

Re-financing of long-term debt and revolving credit facility
On January 17, 2022, the Group announced the refinancing of $1.6 billion of existing term loans and updates to the revolving credit facility were announced in December. Further details can be found in Note 18, “Borrowings”.

Consolidated financial statements and notes
Notes to the consolidated financial statements
33 Post Balance Sheet Events continued

Standard overnight financing rate (“SOFR”) 1M USD interest rate swap
On January 19, 2022, the Group executed a new 1m USD SOFR swap with a notional value of $750 million and a maturity date of February 28, 2027. The forward swap is effective on September 21, 2022 with a fixed interest rate of 1.656% swapped against the variable 1m SOFR USD rates.

34 Related undertakings

In accordance with section 409 of the UK Companies Act 2006 (the “Act”), information on all related undertakings of the Group is set out below. Related undertakings are categorized in the Act as being “subsidiaries”, “associated undertakings” and “significant holdings in undertakings other than subsidiary companies”. The information below is stated as at October 31, 2021.

The definition of a subsidiary undertaking in the Act is different from the definition of that term under IFRS. As a result, related undertakings included within this list may not be the same as the related undertakings consolidated in the Group IFRS financial statements. The Group owns 100% of all subsidiary undertakings.

	Company name	Country of incorporation	Principal activities	Key to Registered office address
1	Attachmate Australasia Pty. Ltd.	Australia	In Liquidation	1
2	Attachmate Group Australia Pty Ltd	Australia	Sale and support of software	1
3	Autonomy Australia Pty Ltd	Australia	In Liquidation	1
4	Autonomy Systems Australia Pty Ltd	Australia	In Liquidation	1
5	Borland Australia Pty Ltd	Australia	In Liquidation	1
6	Entcorp Australia Pty Limited	Australia	In Liquidation	1
7	Full 360 Pty Ltd	Australia	Sale and support of software	2
8	Micro Focus Australia Pty Ltd	Australia	Sale and support of software	1
9	Micro Focus Pty Limited	Australia	Sale and support of software	1
10	Serena Software Pty Limited	Australia	In Liquidation	1
11	Micro Focus Austria GmbH	Austria	Development of software	3
12	Autonomy Belgium BV	Belgium	Sale and support of software	4
13	Micro Focus Belgium BV	Belgium	Sale and support of software	4
14	Micro Focus S.r.l	Belgium	Sale and support of software	5
15	Borland Latin America Ltda	Brazil	Sale and support of software	6
16	Cambridge Technology Partners do Brasil Ltda	Brazil	Dormant	6
17	Micro Focus Brasil Serviços de Tecnologia Ltda	Brazil	Sale and support of software	6
18	Micro Focus Programação de Computadores Ltda	Brazil	Sale and support of software	6
19	Peregrine Systems do Brasil Ltda.	Brazil	Sale and support of software	7
20	Serena Software Do Brasil Ltda	Brazil	Sale and support of software	6
21	Micro Focus APM Solutions EOOD	Bulgaria	Development of software	8
22	Micro Focus Bulgaria EOOD	Bulgaria	Sale and support of software	8
23	Autonomy Systems (Canada) Ltd.	Canada	Sale and support of software	9
24	GWAVA ULC	Canada	Holding Company	10
25	Interset Software ULC	Canada	Holding Company	10
26	Micro Focus (Canada) ULC	Canada	Development, sale and support of software	10

Consolidated financial statements and notes
Notes to the consolidated financial statements
	Company name	Country of incorporation	Principal activities	Key to Registered office address
27	Micro Focus Acquisition Canada ULC	Canada	Sale and support of software	11
28	Micro Focus Software (Canada) ULC	Canada	Sale and support of software	12
29	Micro Focus Software Solutions Canada Co. / Solutions Logiciels Micro Focus Canada Cie.	Canada	Sale and support of software	13
30	NetManage Canada ULC	Canada	Dormant	10
31	Entco Capital Co	Cayman Islands	In Liquidation	14
32	Entco Investment Co	Cayman Islands	In Liquidation	14
33	Micro Focus International Limited	Cayman Islands	In Liquidation	14
34	Micro Focus IP Ltd.	Cayman Islands	In Liquidation	14
35	Micro Focus Marigalante Ltd.	Cayman Islands	Sale and support of software	15
36	Autonomy Systems (Beijing) Limited Company	China	Sale and support of software	16
37	Micro Focus Limited Beijing Representative Office	China	Sale and support of software	17
38	Shanghai Micro Focus Software Technology Co., Ltd	China	Sale and support of software	18
39	Shanghai Micro Focus Software Technology Co., Ltd, Beijing Branch	China	Sale and support of software	19
40	Shanghai Micro Focus Software Technology Co., Ltd. Shandong Branch	China	Sale and support of software	20
41	Shanghai Micro Focus Software Technology Co., Ltd., Chongqing Branch	China	Sale and support of software	41
42	Shanghai Micro Focus Software Technology Co., Ltd., Shenzhen Branch	China	Sale and support of software	42
43	Singapore Micro Focus Pte. Ltd Shanghai Representative Office	China	Sale and support of software	43
44	Micro Focus Software LATAM S.A.S	Colombia	Sale and support of software	44
45	Micro Focus Centroamerica CAC Limitada	Costa Rica	Sale and support of software	45
46	Micro Focus Costa Rica Limitada	Costa Rica	Sale and support of software	46
47	NetIQ Software International Limited	Cyprus	In Liquidation	47
48	Micro Focus Czechia s.r.o.	Czech Republic	Sale and support of software	48
49	Micro Focus Denmark, filial af Micro Focus AS, Norge Branch	Denmark	Sale and support of software	49
50	Micro Focus Software Denmark ApS	Denmark	Sale and support of software	50
51	Micro Focus AS, Filial i Finland	Finland	Sale and support of software	51
52	Borland (France) Sarl	France	Sale and support of software	52
53	Cobol-IT, SAS	France	Sale and support of software	53
54	Micro Focus France SAS	France	Sale and support of software	54
55	Micro Focus SAS	France	Sale and support of software	55
56	Attachmate Group Germany GmbH	Germany	Sale and support of software	56
57	Borland GmbH	Germany	Dormant	57
58	GWAVA EMEA GmbH	Germany	Sale and support of software	58
59	Micro Focus Deutschland GmbH	Germany	Sale and support of software	59
60	Micro Focus GmbH	Germany	Sale and support of software	32
61	Novell Holding Deutschland GmbH	Germany	Holding Company	32
62	Serena Software GmbH	Germany	Sale and support of software	34
63	EntCorp Hong Kong Limited	Hong Kong	Sale and support of software	35
64	Micro Focus Limited Hong Kong Branch	Hong Kong	Sale and support of software	36
65	Micro Focus Software HK Limited	Hong Kong	Sale and support of software	36
66	Autonomy Software Asia Private Limited	India	Sale and support of software	37
67	Entco IT Services Private Limited	India	Sale and support of software	38
68	Interwoven, Inc., India Branch	India	Sale and support of software	39

Consolidated financial statements and notes
Notes to the consolidated financial statements
	Company name	Country of incorporation	Principal activities	Key to Registered office address
69	Micro Focus Software India Private Limited	India	Development, sale and support of software	40
70	Micro Focus Software Solutions India Private Limited	India	Sale and support of software	41
71	Micro Focus Software Pte. Ltd. – Representative Office	Indonesia	Sale and support of software	42
72	Attachmate Ireland Limited	Ireland	Sale and support of software	43
73	Entsoft Holding Ireland Unlimited Company	Ireland	In Liquidation	43
74	Micro Focus (IP) Ireland Limited	Ireland	Dormant	44
75	Micro Focus Galway Limited	Ireland	Sale and support of software	43
76	Micro Focus Group Holdings Unlimited	Ireland	Holding Company	44
77	Micro Focus International Holdings Limited	Ireland	Holding Company	44
78	Micro Focus Ireland Limited	Ireland	Development, sale and support of software	44
79	Micro Focus Software (Ireland) Limited	Ireland	Development, sale and support of software	43
80	Micro Focus Software Solutions Ireland Limited	Ireland	Sale and support of software	43
81	NetIQ Europe Limited	Ireland	Sale and support of software	43
82	NetIQ Ireland Limited	Ireland	Holding Company	44
83	Novell Cayman Software International Unlimited Company	Ireland	Holding Company	44
84	Novell Cayman Software Unlimited Company	Ireland	Holding Company	44
85	Novell Software International Limited	Ireland	Holding Company	44
86	Micro Focus Interactive Israel Ltd	Israel	Sale and support of software	45
87	Micro Focus Israel Limited	Israel	Development and support of software	46
88	Micro Focus Software Israel Ltd	Israel	Sale and support of software	45
89	N.Y. NetManage (Yerushalayim) Ltd	Israel	Dormant	47
90	Novell Israel Software Limited	Israel	Dormant	48
91	Micro Focus Italiana S.r.l.	Italy	Sale and support of software	49
92	Micro Focus S.r.l.	Italy	Sale and support of software	49
93	Verity Italia S.r.l.	Italy	In Liquidation	50
94	Entcorp Japan K.K.	Japan	Sale and support of software	51
95	Micro Focus Enterprise Ltd	Japan	Sale and support of software	52
96	Micro Focus LLC	Japan	Sale and support of software	52
97	Novell Japan, Ltd	Japan	Sale and support of software	52
98	Serena Software Japan LLC	Japan	Sale and support of software	52
99	Micro Focus Luxembourg S.à r.l.	Luxembourg	Sale and support of software	53
100	Verity Luxembourg S.à r.l.	Luxembourg	Sale and support of software	54
101	Micro Focus Malaysia Sdn. Bhd.	Malaysia	Sale and support of software	55
102	Novell Corporation (Malaysia) Sdn. Bhd.	Malaysia	Sale and support of software	56
103	Micro Focus International Mexico, S. de R.L. de C.V.	Mexico	Sale and support of software	57
104	Micro Focus Limited Mexico Branch	Mexico	Sale and support of software	57
105	Micro Focus Software Mexico, S. De R.L. De C.V.	Mexico	Sale and support of software	57
106	Micro Focus Software Solutions Mexico, S. de R.L. de C.V.	Mexico	Sale and support of software	57
107	Authasas B.V.	Netherlands	Sale and support of software	58
108	Autonomy HoldCo B.V.	Netherlands	Sale and support of software	58
109	Autonomy Netherlands B.V.	Netherlands	Sale and support of software	58

Consolidated financial statements and notes
Notes to the consolidated financial statements
	Company name	Country of incorporation	Principal activities	Key to Registered office address
110	Borland B.V.	Netherlands	Sale and support of software	58
111	Entco Eastern Holding B.V.	Netherlands	In Liquidation	58
112	Entco Gatriam Holding B.V.	Netherlands	Holding company	58
113	Entco Holding Berlin B.V.	Netherlands	Holding company	58
114	Entco Holding Hague II B.V.	Netherlands	Holding company	58
115	Entco Sinope Holding B.V.	Netherlands	Holding company	58
116	Entcorp Nederland B.V.	Netherlands	Sale and support of software	58
117	Micro Focus B.V.	Netherlands	Sale and support of software	58
118	Micro Focus Caribe Holding B.V.	Netherlands	Sale and support of software	58
119	Micro Focus Eastern Holding II B.V.	Netherlands	Holding Company	58
120	Micro Focus Enterprise B.V.	Netherlands	Sale and support of software	58
121	Micro Focus HoldCo B.V.	Netherlands	Holding Company	58
122	Micro Focus Holding Finance B.V.	Netherlands	Holding Company	58
123	Micro Focus Holding Hague B.V.	Netherlands	Holding Company	58
124	Micro Focus Holding PR B.V.	Netherlands	Sale and support of software	58
125	Micro Focus International Trade B.V.	Netherlands	Sale and support of software	58
126	Micro Focus Nederland B.V.	Netherlands	Sale and support of software	58
127	Verity Benelux B.V.	Netherlands	Sale and support of software	58
128	Micro Focus Software (New Zealand) Unlimited	New Zealand	Sale and support of software	59
129	Micro Focus AS	Norway	Sale and support of software	60
130	Micro Focus Software, Inc.	Philippines	Sale and support of software	61
131	Micro Focus Polska sp. z o.o.	Poland	Sale and support of software	62
132	Micro Focus Portugal Informática, Lda	Portugal	Sale and support of software	63
133	Micro Focus, S.L.- Sucursal em Portugal Branch	Portugal	Sale and support of software	63
134	Micro Focus Caribe Holding B.V. LLC Branch	Puerto Rico	Sale and support of software	64
135	Micro Focus Holding PR B.V. LLC Branch	Puerto Rico	Sale and support of software	64
136	Micro Focus Software Romania SRL	Romania	Sale and support of software	65
137	Limited Liability Company Micro Focus	Russian Federation	Sale and support of software	66
138	Micro Focus LLC	Saudi Arabia	Sale and support of software	67
139	Autonomy Systems Singapore Pte. Ltd.	Singapore	In Liquidation	68
140	Borland (Singapore) Pte. Ltd.	Singapore	In Liquidation	68
141	Entco Software Pte. Ltd.	Singapore	Sale and support of software	68
142	Mercury Interactive (Singapore) Pte Ltd	Singapore	In Liquidation	68
143	Micro Focus Pte. Ltd.	Singapore	Sale and support of software	68
144	Micro Focus Software Pte. Ltd.	Singapore	Sale and support of software	68
145	Autonomy Systems Software South Africa Pty Ltd	South Africa	Sale and support of software	69
146	Micro Focus Software South Africa (Pty) Ltd	South Africa	Sale and support of software	70
147	Micro Focus South Africa (Pty) Ltd	South Africa	Sale and support of software	71
148	Micro Focus Korea Ltd	South Korea	Sale and support of software	72
149	Micro Focus Field Delivery Spain S.L.U.	Spain	Sale and support of software	73
150	Micro Focus S.L.U.	Spain	Sale and support of software	73
151	Micro Focus Software Spain S.L.U.	Spain	Sale and support of software	73

Consolidated financial statements and notes
Notes to the consolidated financial statements
	Company name	Country of incorporation	Principal activities	Key to Registered office address
152	Micro Focus AS, Norge, filial i Sverige Branch	Sweden	Sale and support of software	74
153	Micro Focus Sverige AB	Sweden	Sale and support of software	74
154	Micro Focus Enterprise B.V., Amstelveen, Wallisellen Branch	Switzerland	Sale and support of software	75
155	Micro Focus GmbH	Switzerland	Sale and support of software	76
156	Micro Focus International Suisse Sàrl	Switzerland	Sale and support of software	77
157	Micro Focus Schweiz GmbH	Switzerland	Sale and support of software	76
158	Entco, LLC Taiwan Branch	Taiwan	Sale and support of software	78
159	Micro Focus Taiwan Co., Ltd	Taiwan	Sale and support of software	79
160	Micro Focus Enterprise Tunisia SARL	Tunisia	Sale and support of software	80
161	Atarlabs Bilişim Anonim Şirketi	Turkey	Development and support of software	81
162	Micro Focus Teknoloji Çözümleri Limited Şirketi	Turkey	Sale and support of software	82
163	Micro Focus Ukraine, LLC.	Ukraine	Sale and support of software	83
164	Entco International SARL - Jebel Ali Free Zone Branch	United Arab Emirates	Sale and support of software	84
165	Entco International SARL-Abu Dhabi Branch	United Arab Emirates	Sale and support of software	85
166	Micro Focus Software Middle East FZ-LLC	United Arab Emirates	Sale and support of software	86
167	Attachmate Sales UK Limited	United Kingdom	Sale and support of software	87
168	Autonomy Systems Limited	United Kingdom	Sale and support of software	87
169	Borland (Holding) UK Limited	United Kingdom	In Liquidation	87
170	Borland (UK) Limited	United Kingdom	In Liquidation	87
171	Dart UK Newco Limited	United Kingdom	Divestiture company	87
172	Entco Holding Berlin B.V. - UK Branch	United Kingdom	Holding Company	87
173	Longsand Limited	United Kingdom	Sale and support of software	87
174	Merant Holdings	United Kingdom	Holding Company	87
175	Micro Focus (IP) Holdings Limited	United Kingdom	Dormant	87
176	Micro Focus (IP) Ltd	United Kingdom	Holding Company	87
177	Micro Focus (US) Holdings	United Kingdom	Holding Company	87
178	Micro Focus CHC Limited	United Kingdom	Holding Company	87
179	Micro Focus Foreign HoldCo Ltd	United Kingdom	Holding Company	87
180	Micro Focus Global Limited	United Kingdom	Sale and support of software	87
181	Micro Focus Group Limited	United Kingdom	Holding Company	87
182	Micro Focus Holdings Unlimited	United Kingdom	Holding Company	87
183	Micro Focus Integration Limited	United Kingdom	Sale and support of software	87
184	Micro Focus IP Development Limited	United Kingdom	Development and support of software	87
185	Micro Focus Limited	United Kingdom	Sale and support of software	87
186	Micro Focus Marigalante Ltd. - UK Branch	United Kingdom	Sale and support of software	87
187	Micro Focus MHC Limited	United Kingdom	Holding Company	87
188	Micro Focus Midco Holdings Limited	United Kingdom	Holding Company	87
189	Micro Focus Midco Limited	United Kingdom	Holding Company	87
190	Micro Focus Situla Holding Ltd	United Kingdom	Holding Company	87
191	Micro Focus Software (IP) Holdings Limited	United Kingdom	Holding Company	87
192	Micro Focus Software Holdings Ltd	United Kingdom	Sale and support of software	87

Consolidated financial statements and notes
Notes to the consolidated financial statements
	Company name	Country of incorporation	Principal activities	Key to Registered office address
193	Micro Focus Software UK Ltd	United Kingdom	Sale and support of software	87
194	Micro Focus UK Limited	United Kingdom	Dormant	87
195	Serena Holdings	United Kingdom	Holding Company	87
196	Serena Software Europe Limited	United Kingdom	Sale and support of software	87
197	Attachmate Corporation	United States	Development and support of software	88
198	Borland Corporation	United States	Holding Company	89
199	Borland Software Corporation	United States	Development and support of software	89
200	Borland Technology Corporation	United States	Dormant	89
201	Dart US Newco LLC	United States	Divestiture company	89
202	Entco Delaware LLC	United States	Sale and support of software	89
203	Entco, LLC	United States	Sale and support of software	89
204	Full 360 Group Inc.	United States	Holding Company	89
205	Full 360 Inc	United States	Sale and support of software	90
206	GWAVA Technologies, Inc.	United States	Sale and support of software	89
207	MA FinanceCo., LLC	United States	Holding Company	89
208	Marcel Holdings LLC	United States	Sale and support of software	89
209	Micro Focus (US) Group, Inc.	United States	Holding Company	89
210	Micro Focus (US) International Holdings, Inc.	United States	Holding Company	89
211	Micro Focus (US), Inc.	United States	Development and support of software	89
212	Micro Focus Brazil Holdings LLC	United States	Holding Company	89
213	Micro Focus Government Solutions LLC	United States	Sale and support of software	89
214	Micro Focus LLC	United States	Sale and support of software	89
215	Micro Focus Software Inc.	United States	Development and support of software	89
216	NetIQ Corporation	United States	Development and support of software	89
217	Novell Holdings, Inc.	United States	Holding Company	89
218	Novell International Holdings, Inc.	United States	Holding Company	89
219	Seattle SpinCo, Inc.	United States	Holding Company	89
220	Serena Software, Inc.	United States	Holding Company	89
221	Stratify, Inc.	United States	Sale and support of software	89
222	The Attachmate Group, Inc.	United States	Holding Company	89
223	Vertica Systems, LLC	United States	Sale and support of software	89

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

Consolidated financial statements and notes
Notes to the consolidated financial statements
For each of the subsidiaries listed above, the registered office or, in the case of undertakings other than subsidiaries, the principal place of business is as follows:

Registered office addresses:

Number	Address
1	Level 8, 76 Berry Street, North Sydney NSW 2060, Australia
2	Suite 9, 191 Victoria Road, Gladesville NSW 2111, Australia
3	Donau-City-Straße 7, 40. OG, 1220 Wien, Austria
4	Officenter, Luchthavenlaan 27, 1800 Vilvoorde, Belgium
5	EU Parliament, 4th Floor, 37 De Meeussquare, 1000 Brussels, Belgium
6	Rua Joaquim Floriano, 466 - 12 Andar, Ed. Corporate, Itaim Bibi, São Paulo, SP, 04534-002, Brazil
7	Avenida das Nações Unidas, 1201, conj. 2302. sala 72, São Paulo, SP, 04578-000, Brazil
8	76A James Boucher Blvd., Hill Tower 3rd floor, Lozenets District, Sofia, 1407, Bulgaria
9	200-204 Lambert Street, Whitehorse Y1A 3T2, Canada
10	250, Howe Street, Suite 1400-C, Vancouver BC V6C 3S7, Canada
11	1300-1969 Upper Water Street, McInnes Cooper Tower - Purdy's Wharf Halifax, NS, B3J 3R7, Canada
12	4300 Bankers Hall West, 888 - 3rd Street S.W., Calgary T2P 5C5, Canada
13	Cogswell Tower, 2000 Barrington Street, Suite 1101-C. , Halifax NS B3J 3K1 , Canada
14	PwC Corporate Finance & Recovery (Cayman) Limited., P.O. Box 258, 18 Forum Lane, Camana Bay, Grand Cayman , KY1-1104, Cayman Islands
15	Ocorian Trust (Cayman) Limited, Windward 3, Regatta Office Park, PO Box 1350, West Bay Road, Grand Cayman , KY1-1108, Cayman Islands
16	Unit 601, Block A, Yuanyang International Center, No. 56 Dong Si Huan Zhong Road, Beijing, Chaoyang District, China
17	Unit 04, B01, 3rd Floor, 101, 1st Floor, No.1 building, No.8 Yard Guangshun South Avenue , Chaoyang District, Beijing, China
18	Floor 2, Building 1, No. 799 Naxian Road, Pilot Free Trade Zone, Shanghai, China
19	8 Guangshun Avenue South, B01, 3F Building 1, Chaoyang District , China
20	1807-1811, 18th Floor, Kechuang Building, interchange of Yingxiong Mountain Road and 2nd Ring South Rd, Shizhong District, Jinan, Shangdong, China
21	No. 209, Chuangxin Plaza, No. 5 Keyuanyi Road, Jiulongpo District, Chongqing, China
22	14/F, Office 1436, Times Financial Center, 4001 Shennan Avenue, Futian District, Shenzhen, Guangdong, 518046, China
23	Unit B011, 3rd Floor, No. 1 building, No.799 Naxian Road, Free Trade Zone, Shanghai, China
24	Calle 111 # 47A-96, Bogotá D.C., Colombia
25	San José, Cantón Montes de Oca, Distrito San Pedro, cincuenta metros al sur del Restaurante Le Chandelier, Edificio Blanco, Costa Rica
26	Digeni Akrita, 54, Akritas, Floor 2, Flat 201-202, 1061, Nicosia, Cyprus
27	Za Brumlovkou 1559/5, Michle, Prague, 140 00, Czech Republic
28	Borupvang 3, 2750, Ballerup, Denmark
29	Accountor Turku Oy, Yliopistonkatu 34,5 krs, Turku, FI-20100, Finland
30	5 place de la Pyramide, Tour Ariane, La Défense 9 , 92088 , Paris , France
31	Tour Carpe Diem, 31 Place des Corolles, 92400, Courbevoie, France
32	Herrenberger Strasse 140, 71034, Böblingen, Germany
33	Von-Braun-Strabe 38a, 48683, Ahaus, Germany
34	Nördlicher Zubringer 9-11, 40470, Düsseldorf, Germany
35	19th Floor, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong
36	21st Floor, Henley Building, 5 Queens Road Central, Hong Kong
37	4th Floor, Laurel Building ‘A' Block, Bagmane Tech Park, Survey no.65/2, C.V.Raman Nagar, Byrasandra Village, KR Pura Hobli, Bangalore South Taluk, Bengaluru-560093, India
38	4th Floor, Bagmane Tech Park, Olympia Building Survey Nos. 66/1, 66/66-1 & 66/1-3, CV Raman Nagar , Bangalore, 560093, India
39	7th Floor, Unit 705 Leela Business Park, Andheri – Kurla Road, Andheri East, Mumbai , 400059, India
40	Laurel Block D 65/2, Bagmane Tech Park, C.V. Raman Nagar Byrasandra Post, Bangalore, India

Consolidated financial statements and notes
Notes to the consolidated financial statements
Number	Address
41	66/1, 6th Floor, Olympia Building, Bagmane Tech Park, Byrasandra, C V Raman Nagar, Bangalore, Karnataka, 560093, India
42	WTC 3, Unit no. 207, Jalan Jenderal Sudirman Kav 29-31, Kel. Karet Semanggi, Kec. Setiabudi, Kota Adm, Jakarta Selatan, DKI Jakarta, Indonesia
43	Block A, Ballybrit Business Park, Ballybane Road, Galway, H91 WP08, Ireland
44	One Spencer Dock, North Wall Quay, Dublin 1, D01 X9R7, Ireland
45	5 Altalef St., Yahud, Israel
46	Matam Advanced Tech Center, Building 5/1, Haifa, 31 905, Israel
47	Scientific Industries Center, Haifa, 33263, Israel
48	17 Hatidhar St, Raannana, 43665, Israel
49	Viale Sarca 235, 20126, Milan, Italy
50	Via Santa Maria alla Porta 9, 20123, Milan, Italy
51	No. 8 Center Plaza Bldg, 5F, 1-10-16 Horidomecho Nihonbashi, Chuo-ku, Tokyo 103-0012, Japan
52	Midtown Tower 19F, 9-7-1 Akasaka, Minato-ku, Tokyo, 107-6219, Japan
53	12 rue Jean Engling, L-1466, Luxembourg
54	15, Boulevard F.W. Raiffeisen, L - 2411, Luxembourg
55	Level 11 , 1 Sentral, Jalan Rakyat, Kuala Lumpur Sentral, 50470 59200 Kuala Lumpur, Malaysia
56	Unit 501, Level 5, Uptown 1, 1 Jalan SS21/58, Damansara Uptown, 47400 Selangor Darul Ehsan, Malaysia
57	Av. Periférico Sur 6751, Col. Toluquilla, Municipio Tlaquepaque, Jalisco, CP 45610, Mexico
58	Van Deventerlaan 31, 3528 AG, Utrecht, Netherlands
59	Level 26, PWC Tower, 15 Customs Street West, Auckland, 1010, New Zealand
60	C/O House of Business AS, 7th Floor Dronning Eufemias gate 16, Oslo, 0191, Norway
61	2/F Three World Square, Upper Mckinley Road, Taguig City, Philippines
62	ul. Sucha 2/3, 50-086 Wrocław, Poland
63	Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca, Torre G, 1.º, Sala 111, Freguesia de São Domingos de Benfica, 1600 203, Lisboa, Portugal
64	Metro Office Park, Metro Parque 7, Street # 1, Suite 204 , Guaynabo, PR 00968, Puerto Rico
65	2nd District, 3 George Constantinescu Street, BOC Office Building, 4th floor, entrance B, 2nd District, Bucharest, PC 020339, Romania
66	Leningradskoye shosse 16 A, building 3, floor 10, premise XV, room 16, 125171, Moscow, Russian Federation
67	Nimr Al Nakheel Centre, Building A, 1st floor, Imam Saud Bin Abdulaziz Bin Muhammad Road, Riyadh, 11564, Saudi Arabia
68	#12-04/06, 1 Harbourfront Place, Harbourfront Tower 1, Singapore, 098633, Singapore
69	78 Sophia Street, Fairland, 2195, South Africa
70	Novell House, MorningWedge Office, 255 Rivonia Road, Morningside, 2196, South Africa
71	Morningside Wedge Office Park , 255 Rivonia Road, Morningside, Sandton, Gauteng, 2057, South Africa
72	Yeoidodong, SK Building, 15F, 31 Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea, Republic of
73	Torre Espacio, Planta 16, Paseo de la Castellana, 259D, 28046 Madrid, Spain
74	Kronborgsgränd 1, 164 46 Kista, Stockholm, Sweden
75	Richtistrasse 7, 8304 Wallisellen, Switzerland
76	Wallisellen Business Park, Offices 201-204, Richtistrasse 7, 8304, Wallisellen, Switzerland
77	Chemin Jean-Baptiste Vandelle 3A, 1290 Versoix, Switzerland
79	9F., No. 200, Sec. 1, Keelung Rd., Xinyi Dist., Taipei City, 110, Taiwan
80	ZI Chotrana, Technopole El Ghazala, Lot No 45, Ariana, 2088, Tunisia
81	Üniversiteler Mahallesi 1605 Cad. No: 3A, Çankaya , Ankara, Turkey
82	AND Plaza Kozyatağa İçerenköy Mahallesi Umut Sk. 10/12, Kat: 16 34752 Ataşehir/İstanbul, Turkey
83	13 Pimonenko Str., building 6, Office 6A/61, Kiev, 04050, Ukraine

F-92

Consolidated financial statements and notes
Notes to the consolidated financial statements
Number	Address
84	JAFZA One building, Unit No. AB 1005, Jebel Ali Free Zone, Dubai, United Arab Emirates
85	Al Hilal Building, Al Falah Road, Office 318, Abu Dhabi, United Arab Emirates
86	1204 - 1205, Floor 12 Al Shatha Tower, Dubai, United Arab Emirates
87	The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom
88	Corporation Service Company, MC-CSC1, 300 Deschutes Way SW, Suite 208, Tumwater, WA98501, United States
89	Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808, United States
90	Corporation Service Company, 80 State Street, Albany, NY 12207-2543, United States